Form 20-F
period 2010-12-31
China Xiniya Fashion Ltd
filed 2011-03-29
CIK 1499494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from               to
Commission file number: 001-34958

CHINA XINIYA FASHION LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)
Xiniya Industry Mansion, Xintang Development Area,
Jinjiang City, Fujian Province 362200
People’s Republic of China
(Address of Principal Executive Offices)
Mr. Chee Jiong Ng
Chief Financial Officer
Tel: (86-595) 6532-3882
E-mail: ngcheejiong@xiniya.com
Fax: (86-595) 8300-5707
Xiniya Industry Building, Xintang Development Area,
Jinjiang City, Fujian Province 362200
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value US$0.00005 per share American depositary shares, each representing four ordinary shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010: 232,000,000 Ordinary Shares, par value US$0.00005 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐   No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑   No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐   No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐   No ☐

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT
          Unless otherwise indicated, references in this annual report to:
•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares, par value $0.00005 per share;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“China Xiniya,” “we,” “us,” “our company” and “our” refer to China Xiniya Fashion Limited, its predecessor and its consolidated subsidiaries;

•	“first-tier cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

•	“fourth-tier cities” are to county-level and other township-level cities in the PRC;

•	“Fujian Xiniya” are to Fujian Xiniya Garments and Weaving Co., Ltd., our wholly owned subsidiary in the PRC;

•	“HK$” are to the legal currency of Hong Kong;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•	“Jinjiang Xiniya” are to Jinjiang Xiniya Garments and Weaving Co., Ltd., one of our related parties in the PRC;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“second- and lower-tier cities” are to second-tier cities, third-tier cities and fourth-tier cities;

•	“second-tier cities” are to provincial capital cities and the capital cities of the autonomous regions in the PRC, excluding first-tier cities;

•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.00005 per share;

•	“Shishi Xiniya” are to Shishi Xiniya Garments and Weaving Co., Ltd., our predecessor, one of our related parties in the PRC from October 2005 to January 2009 and an independent third party after January 2009;

•	“third-tier cities” are to prefecture-level cities in the PRC, excluding first- and second-tier cities;

•	“U.S. dollars” and “$” are to the legal currency of the United States; and

•	“Xiniya Hong Kong” are to Xiniya Holdings Limited, our wholly owned subsidiary in Hong Kong, which owns 100% equity interest in Fujian Xiniya.
          This annual report includes our audited consolidated statements of comprehensive income data for the years ended December 31, 2008, 2009 and 2010, and consolidated statements of financial position data as of December 31, 2009 and 2010.
          We completed the initial public offering of 8,000,000 ADSs, each representing four ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XNY.”

FORWARD-LOOKING STATEMENTS
          This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.
          In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our anticipated growth strategies;

•	our future business development, financial condition and results of operations;

•	market acceptance of our products and product candidates;

•	our ability to manage the expansion of our operations;

•	our ability to successfully develop and improve our products;

•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•	the sufficiency of our existing and future intellectual property right protections;

•	our ability to obtain regulatory approval for our operations;

•	changes in the men’s business casual apparel industry in China;

•	competition from other manufacturers of men’s business casual apparel products;

•	the expected growth for the men’s business casual apparel industry in China; and

•	fluctuations in general economic and business conditions in China.
          The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and/or file as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
          Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
          The following selected consolidated financial data for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which have been audited by GHP Horwath, P.C., an independent registered public accounting firm. The report of GHP Horwath, P.C. on our consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 is included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” The selected statement of comprehensive income data for the year ended December 31, 2007 and the selected statement of financial position data as of December 31, 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected statement of comprehensive income data for the year ended December 31, 2006 and the selected statement of financial position data as of December 31, 2006 have been derived from our unaudited financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)
Selected Statement of Comprehensive
Income Data
Revenue
Business casual	148,605	222,746	411,576	622,538	804,255	121,857
Business formal	12,674	28,328	66,511	42,567	84,611	12,820
Accessories	—	824	1,624	6,970	10,386	1,574

Total revenues	161,279	251,898	479,711	672,075	899,252	136,251

Operating costs and expenses
Cost of sales	(108,757)	(169,991)	(313,521)	(438,773)	(589,233)	(89,278)
Selling and distribution expenses	(6,834)	(9,568)	(15,925)	(8,744)	(11,999)	(1,818)
Administrative expenses	(2,848)	(3,412)	(6,813)	(2,898)	(10,108)	(1,532)

Total operating costs and expenses	(118,439)	(182,971)	(336,259)	(450,415)	(611,340)	92,628

Operating Income	42,840	68,927	143,452	221,660	287,912	43,623
Interest income	210	459	677	793	847	128

Income Before Tax	43,050	69,386	144,129	222,453	288,759	43,751
Income tax expense	—	—	(18,112)	(28,109)	(36,413)	(5,517)

Net Income	43,050	69,386	126,017	194,344	252,346	38,234

Earnings per ordinary share, basic and diluted (1)	0.22	0.35	0.63	0.97	1.24	0.19
Earnings per ADS (2)	0.88	1.39	2.52	3.89	4.96	0.75
Dividends declared per share (3)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited, the share split effected on November 4, 2010.

(2)	Each ADS represents four ordinary shares. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by four. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited, the share split effected on November 4, 2010.

(3)	Dividends of RMB38.6 million ($5.0 million), RMB62.3 million ($8.6 million) and RMB113.3 million ($16.6 million), which were derived from profits for the years ended December 31, 2006, 2007 and 2008, respectively, were paid on January 19, 2007, January 21, 2008 and December 28, 2009, respectively. These dividends were not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful. For the amount of dividends paid, the translation of Renminbi into U.S. dollars has been made at the rates in effect on the respective payment dates.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	$
			(amounts in thousands)

Selected Statement of Financial Position Data
Cash and cash equivalents	64,825	100,056	156,639	142,302	862,797	130,727
Total current assets	66,830	103,732	217,104	283,714	1,094,865	165,889
Total non-current assets	4,220	3,811	3,294	2,776	6,660	1,009
Total assets	71,050	107,543	220,398	286,490	1,101,525	166,898
Total current liabilities	63,530	86,158	72,996	58,083	98,693	14,953
Net assets	7,520	21,385	147,402	228,407	1,002,832	151,945
Total shareholders’ equity	7,520	21,385	147,402	228,407	1,002,832	151,945
Total liabilities and equity	71,050	107,543	220,398	286,490	1,101,525	166,898
Exchange Rate Information
          We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 30, 2010, which was RMB6.6000 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 18, 2010, the exchange rate as published by the Federal Reserve Board was RMB6.5689 to $1.00.
          The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate(1)
	Period End	Average(2)	Low	High
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
2010
September	6.6905	6.7396	6.6869	6.8102
October	6.6705	6.6675	6.6397	6.6912
November	6.6670	6.6538	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March (through March 18)	6.5689	6.5690	6.5540	6.5743

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness
          Not applicable.
C. Reasons for the Offer and Use of Proceeds
          Not applicable.
D. Risk Factors
We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.
          We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men’s apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We spent approximately RMB11.4 million, RMB4.5 million and RMB3.9 million ($0.6 million) on our advertising and promotion activities in the years ended December 31, 2008, 2009 and 2010, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. In addition, we engaged entertainment celebrities to promote our Xiniya brand, and thus we are dependent to some extent on the market perception and consumer acceptance of these entertainment celebrities, over whom we have no control. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006. In 2006, our Xiniya brand was also judged to be a “Well-Known Trademark of China” by the Chenzhou Intermediate People’s Court of Hunan Province. Any negative publicity or disputes involving our Xiniya brand, products or celebrities who endorse our Xiniya brand or the loss of any award accreditation associated with our Xiniya brand as described above could materially adversely affect our business, financial condition, results of operations and prospects.
We rely on distributors to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors could have a material adverse effect on our financial condition and results of operations.
          As of December 31, 2010, our products were sold at 1,404 authorized retail outlets, including 68 stores managed by our 26 distributors, 1,009 retail stores managed by 960 authorized retailers supervised by our 26 distributors, 326 department store concessions managed by 59 department store chains supervised by our 26 distributors as well as one flagship store directly operated by us. We generate substantially all of our revenues from the sales of our products to distributors. Sales generated by our five best-performing distributors accounted for 24.3%, 19.7% and 28.5% of our revenues in 2008, 2009 and 2010, respectively. During the same periods, sales to our single largest distributor accounted for 6.4%, 4.3% and 8.6%, respectively, of our revenues.
          We are subject to the following risks arising from our reliance on our distributors:
•	we typically enter into agreements with each of our distributors for a one-year term and renew the agreements with them before the expiration of these agreements, and the agreements we have with our existing distributors may not be renewed on the same or similar terms, or at all;

•	our existing distributors may not continue to place orders with us at historical levels or at all, and if any of our major distributors substantially reduces its volume of purchases from us or ceases its business relationship with us, our financial condition and results of operations may be materially adversely affected;

•	most of the distributors of our products are given exclusivity over their respective regions (usually an entire province or municipality), and if any of them terminates or does not renew its distributorship agreement with us, we may not be able to replace it with a new distributor in a timely manner, or the replacement distributor may not be able to manage the same network of retailers or a network of retailers of similar scale; if we are unable to locate a replacement distributor, we would lose sales generated from the retail outlets in the entire region and our financial condition and results of operations could be materially adversely affected; and

•	if any of our distributors fails to adhere to its contractual obligation to distribute our products on an exclusive basis, our brand image and sales could be materially adversely affected.
          223 new retail outlets were opened in 2010. The number of new outlets does not include department store concessions placed under the management and supervision of distributors as a result of the restructuring of our authorized retail network. We plan to increase the number of retail outlets managed or authorized by our distributors by approximately 180 to 220 new outlets in 2011. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and is subject to many factors beyond our control. In addition, the number and timing of new authorized stores actually opened during any given period, and their contribution to our distributors’ performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:
•	availability of suitable locations;

•	availability of financing to us, our distributors or the department store chains or authorized retailers supervised by our distributors;

•	complexity of the process for applying for all necessary licenses and permits for the new stores;

•	hiring and training of qualified sales personnel;

•	consumers’ acceptance of our products at specific areas; and

•	implementation of our sales and marketing policies at the new stores.
          If we or our distributors are unable to effectively manage these risks, we may not achieve our expansion goals and may fail to achieve our desired growth.
A distributor’s failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations.
          As most of our distributors have exclusive distribution rights over a certain province, autonomous region or municipality, the failure by such distributor to perform obligations under its distributorship agreement with us may result in a material adverse effect on the business of authorized retailers in such area. If any of our distributors becomes unable or unwilling to supply our products to authorized retailers in the area over which it has exclusive distribution rights, the business of the authorized retailers operating in that area will be materially adversely affected. In addition, if any distributor fails to manage the distribution of our products among the authorized retail outlets located in its authorized region, some authorized retail outlets may have insufficient inventory of a particular product while others outlets have excess inventory of such product, which could adversely affect the sale of our products in that region. Moreover, distributors may favor the authorized retail outlets directly managed by them over the authorized retail outlets managed by third party authorized retailers when distributing popular products, which could result in a shortfall of inventory for such products at the authorized retail outlets managed by third party authorized retailers. Any disruption in the retail network of our products may materially adversely affect our reputation, brand image and results of operations.
          Starting from February 2010, we began to restructure our authorized retail network, which is owned and managed by third parties, by helping to establish cooperative relationships between our distributors and the department store chains that sell our products with the goal of having the department store chains act as authorized retailers under the management and supervision of our distributors in their respective regions. We completed the restructuring of our retail network by the end of 2010. We believe such change helps to eliminate competition within this authorized retail network and enhance its overall performance. Our reliance on distributors has increased as a result of such restructuring. The failure of any distributor to distribute our products according to the agreed terms may result in material adverse impact on our financial condition and results of operations.
Some of our distributors and the department store chains that sell our products have, in the past, failed to pay us for their purchases in a timely manner. Such failure to make timely payment could materially adversely affect our financial condition and results of operations.

          From 2007 to November 2008, we sold our products to our distributors and the department store chains with a credit period of 30 days. In December 2008, as a result of the global financial crisis and economic downturn, it became necessary to grant an extended credit period of 30 to 60 days to all of our distributors and department store chains. From January 2009 to September 2009, we reverted our credit period to 30 days. Since October 2009, we have offered a credit period of 30 to 90 days to our distributors and the department store chains that sell our products, primarily to afford them with greater liquidity as they grow in size and purchase volume. Although our distributors place advance purchase orders at our biannual sales fairs, we may not be able to receive the payment for our products on time if the distributors encounter financial difficulties. For example, approximately 11.3% of our accounts receivable exceeded their respective credit periods as of December 31, 2009. These overdue accounts receivable were related to the sales made in October 2009 and were collected within the first quarter of 2010. We perform ongoing credit evaluations of the financial condition of our distributors and generally require no collateral from them to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors may increase. In addition, as we implement our expansion plans and require our distributors to increase the number of their self-managed and authorized retailers, we may decide to lengthen the credit periods we grant to our distributors. If any distributor does not pay us for its purchases in a timely manner or at all, our financial condition and results of operations could be materially adversely affected.
          Although China experienced significant economic recovery since 2009 from the global financial crisis and economic downturn, a global economic crisis of similar or more severe scale may reoccur. The impact of a future economic downturn on our distributors cannot be predicted and may be severe, causing a significant deterioration of their businesses. If that happens, they may reduce the volume of their purchase orders significantly and fail to pay us in a timely manner or at all. As a result, our financial condition and results of operations may be materially adversely affected. In addition, if there are not sufficient products in the authorized retail outlets due to the reduction in purchase volume by our distributors, our brand image and reputation may be materially adversely affected.
Consumer sales of our products are conducted by distributors, authorized retailers and department store chains over whom we have limited control.
          Among the 1,404 authorized retail outlets of our products in China as of December 31, 2010, 68 retail outlets were owned and managed by our 26 distributors directly, 1,009 retail outlets were owned and managed by 960 authorized retailers supervised by our distributors, and 326 department store concessions were managed by 59 department store chains supervised by our distributors. We sell a substantial part of our products to our distributors, who in turn distribute our products to consumers through their self-managed retail outlets, authorized retailers and department store chains. We do not have direct contractual relationships with the retailers of our products and we rely on the distributors to oversee their self-managed and authorized retailers and department store chains. As we have no direct control over the authorized retailers and department store chains, we are only able to require them to comply with our policies, such as exclusivity, customer service, store image and pricing, through our distributors based on the distributorship agreements. Any deviation by our distributors, retailers and department store chains from our marketing and pricing policies or aggressive discounting of the retail prices of our products could result in the erosion of goodwill, a decrease in the market value of our Xiniya brand and an unfavorable public perception about the quality of our products, thus resulting in a material adverse effect on our business, financial condition, results of operations and prospects.
Our plan to manage new flagship stores may not succeed, and there may be competition among our company, our distributors, authorized retailers and department store chains.
          We plan to open, or provide support to our distributors to open, up to five additional flagship stores in China by 2012. As we have only managed one flagship store in Jinjiang City, Fujian Province, we may not have sufficient experience and skills required for successfully managing such flagship stores. Moreover, as our authorized retail network owned and managed by third parties expands and market penetration of our products increases, there could be competition among our company, our distributors, authorized retailers and department store chains in the retail market. If we cannot succeed in our management of self-operated flagship stores or fail to coordinate well with our distributors, authorized retailers and department stores to minimize the competition within this retail network, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.
          We operate in the business and leisure apparel sector of the overall men’s apparel industry in the PRC, which is highly competitive. Participants in this market include both international and domestic brands which compete in, among other things, brand loyalty, product variety, product design, product quality, marketing and promotion, retail network coverage, price and the ability to meet delivery commitments to distributors and retailers. This competition has led to leading brands continuing to gain market share at the expense of less established and lower-end brands. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and maintain our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and department store chains and increase capital expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations.
We may not be able to accurately track the inventory levels at our distributors, retailers or department store concessions.
          Our ability to track the sales by our distributors to third-party retailers and the ultimate retail sales by the retailers and department store concessions, and consequently their respective inventory levels, is limited. We implement a policy to require our distributors to provide us with their sales reports on a weekly basis and we carry out random on-site inspections of the authorized retail outlets to track their inventories. The purpose of tracking the inventory level is mainly to gather information regarding the market acceptance of our products so that we can reflect consumers’ preferences in the design and development of our products for the next season. The tracking of inventory level also helps us to understand the market recognition of our products in a particular region, and thus allows us to adjust our marketing strategy if necessary. The implementation of the policy, however, requires the distributors to accurately report the relevant data to us in a timely manner, which is largely dependent on the cooperation of our distributors. We may not always obtain the required data in time and the data provided to us by our distributors may be inaccurate or incomplete.
          We plan to implement an enterprise resource planning system, or ERP system, that will allow us to track sales at the authorized retail outlets on a timely basis. Such system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we would not be able to accurately track the inventory levels of our distributors, or the authorized retail outlets or department store concessions supervised by our distributors, on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our production, marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors, or their authorized retailers and department store chains, cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operations and prospects.
We are heavily dependent on certain of our key personnel and design and technical personnel. Our inability to attract, retain and motivate qualified personnel could adversely affect our business and growth prospects.
          Our success depends heavily on our ability to attract, retain and motivate key personnel, including senior managerial, design and technical personnel. In particular, we rely on the continued services of Mr. Qiming Xu, Mr. Kangkai Zeng and Mr. Mingjiang Liu, as well as our chief designer, Mr. Qiwen Yang. Many of them have been with us since the inception of our business. We have not subscribed for key-man life or similar insurance covering our key executives, design and technical personnel. If we lose the services of any of these key employees and cannot replace them with personnel with comparable experience and expertise in a timely manner, our business and prospects may be materially adversely affected.
Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

          We currently outsource most of our production to third party contractors in China. In 2010, we generated approximately 95.7% of our revenues from sales of products manufactured by our contract manufacturers. We currently use 50 contract manufacturers on a regular basis. In 2008, 2009 and 2010, 41.3%, 34.8% and 33.1%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. In January 2010, we ceased operation of four of our production lines at our manufacturing facility in Jinjiang City due to our plans to phase out dated manufacturing facilities. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors, causing a material adverse effect on our financial condition, results of operations and prospects.
          Further, if any of our contract manufacturers fails to provide the required number of products meeting our quality standards, we may have to delay delivery of products to our distributors, become unable to supply products at all, or even recall products previously dispatched. This could cause us to lose revenues or market share and damage our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some contract manufacturers may not fully comply with certain laws, such as labor and environmental laws. If any of our contract manufacturers is found to have violated laws and regulations in the PRC, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations.
          We also provide the designs of our products to the contract manufacturers, as well as guidance for manufacturing the products ordered by us. We do not have direct control over the contract manufacturers. If any of them is involved in unauthorized production and sale of goods using our Xiniya brand, our reputation, financial condition and results of operations may be materially adversely affected.
          As we grow, our reliance on contract manufacturers may also grow as our added production capacity may not be sufficient to keep pace with the increased production requirements driven by our growth. We may not be able to find sufficient additional contract manufacturers to produce our products on the same or similar terms as our existing contract manufacturers, and we may not be able to achieve our growth and development goals.
We rely on a number of suppliers for certain raw materials. Unfavorable fluctuations in the price, availability and quality of raw materials could cause production delays and increase production costs.
          Fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons, are the principal raw materials used in our production. All of our raw materials are sourced from PRC suppliers. Approximately 42.4%, 30.1% and 45.1% of our raw material purchases were from our top five suppliers in the years ended December 31, 2008, 2009 and 2010, respectively. We do not enter into long-term agreements with our raw material suppliers. For each order, we enter into separate purchase contracts that include the terms regarding the price, purchase quantity, delivery terms and settlement terms. To the extent our suppliers do not continue to supply us with the raw materials we need to produce our products at similar prices or at all, our production may be seriously impacted and our reputation, brand image, results of operations, financial condition and prospects may materially suffer.
          In addition, we are exposed to fluctuations in the prices of raw materials used in our production. There were significant increases in the pricing levels of some of our principal raw materials, such as cotton, in 2010, which may continue in 2011. Unfavorable fluctuations in the costs of our principal raw materials did not have a material effect on our financial performance for 2010, but if the prices of our principal raw materials continue to go up and if we are unable to pass on any increase in raw materials costs to our customers by increasing the suggested retail prices of our products or increasing the sale price to our distributors, our cost of sales and our profit margins may be materially adversely affected.
Our sales, results of operations and reputation could be materially adversely affected if we or our contract manufacturers fail to prevent interruption of our manufacturing operations, or fail to deliver products on schedule and at the level of quality expected by our distributors, department store chains, retailers and consumers.

          The operation of our business requires successful coordination of several sequential and complex processes. The disruption of any of such processes could interrupt our revenue generation and result in a material adverse effect on our relationships with our distributors, department store chains, authorized retailers and consumers, our brand name and our financial performance. The manufacture of our products involves raw material and ancillary components selection, tailoring and sewing, assembly and packaging. When introducing new products, we and our contract manufacturers may experience delays in adjusting or upgrading production lines, delays in expanding manufacturing capacity, disruption in manufacturing processes and failure by our business partners to adequately perform the services we need. All these may have a material adverse effect on our sales and results of operations. In addition, a failure or an interruption could occur at any stage of our product development, manufacturing and delivery processes, resulting in products not meeting the expectations of our distributors, department store chains, retailers and consumers in terms of quality and delivery time, which could have a material adverse effect on our sales, results of operations and reputation.
We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.
          As our men’s casual and business apparel and accessory products are closely linked with fashion and trends, our sales are dependent on our ability to cater to different consumer fashion tastes and preferences. We believe that a substantial portion of our revenues is dependent on market perception and consumers’ acceptance that our brand represents a successful, stylish yet relaxed lifestyle philosophy, which requires continued anticipation and responsiveness to rapidly changing market and fashion trends. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors experiencing lower sales volumes, lower selling prices and lower profits. This could in turn negatively affect our sales to our distributors in the future, as well as our financial condition and results of operations.
Failure to continue to engage Jacky Cheung as our brand spokesperson could harm our business.
          Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson to promote our products and brand image. We believe Jacky Cheung’s image embodies the successful and stylish gentleman our brand represents and resonates well with our target customers, who are male professionals between the ages of 25 to 45. Therefore, we believe the engagement of Jacky Cheung has contributed significantly to the sales of our products. Our engagement with Jacky Cheung will expire in February 2013. We currently expect to extend his term as our brand spokesperson when our current engagement with him expires. However, we may not be able to continue to engage Jacky Cheung as our brand spokesperson on commercially reasonable terms or at all. If we fail to continue to engage Jacky Cheung and cannot secure an alternate celebrity of similar popularity, the sales of our products could be materially adversely affected and the image of our brand among consumers may be materially adversely impacted.
          In addition, inappropriate actions taken or unsatisfactory performances by Jacky Cheung or any replacement brand spokespersons that harm their reputations could in turn harm our brand image and reputation, which could have a material adverse impact on our sales, financial condition and results of operations.
We may fail to execute our growth strategy or maintain our growth rate.
          Our rapid growth will impose significant additional responsibilities on our management, including the need to raise working capital, to identify, recruit, train and integrate additional employees and to oversee the expansion of our production facilities and the coordination and cooperation with our distributors and authorized retailers. In addition, rapid and significant growth may place a strain on our administrative and operational infrastructure, in particular on our internal controls and financial reporting processes and systems. As our operations expand, we expect that additional resources will be required to manage new relationships with investors and additional distributors, as well as other third parties including contract manufacturers, raw material suppliers, equipment providers, consultants and others. Our ability to manage our working capital, operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, it may be difficult for us to execute our business strategies and a decrease in the market demand for our products and the corresponding drop in the sales of our products could result in an accumulation of inventory in the retail network and may materially adversely affect our business, financial condition, results of operations and prospects.

Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.
          Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher revenues from the sales of our autumn and winter collections and lower revenues from the sales of our spring and summer collections due to seasonality of demand for men’s business casual apparel and the differences in selling prices between our autumn and winter collections and our spring and summer collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, such as extended periods of warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with such unseasonable conditions, and thus may affect our sales. Our quarterly operating results may also fluctuate from period to period based on changes in fashion trends, consumer demand and the seasonality of consumer spending on men’s apparel. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. Our results of operations are likely to continue to fluctuate due to seasonality.
Any material disruption of our operations or the operations of our suppliers, distributors and/or retailers from natural disasters, war, political unrest and epidemics could materially adversely affect our results of operations.
          Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions and adversely affect our results of operations. These include war, riots, public disorder, civil commotion, fire, earthquake, flood and other natural calamities, epidemics, outbreaks of infectious disease, terrorism, whether locally or nationwide, or incidents such as industrial accidents, equipment failures, power failures or disruptions, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment and the destruction of buildings, equipment and other facilities due to natural disasters, malfunction of information systems, delays in the distribution and transportation of our products or other operational problems, strikes or other labor difficulties and disruption of public infrastructure such as roads, ports or utilities. Any such disruption of our operations or the operations of our suppliers, distributors and/or retailers could cause us to disrupt, limit or delay our production, prevent us from meeting customer orders, increase our costs of production or require us to make additional capital expenditures. We currently do not carry any property insurance or business interruption insurance, and any of such incidents could materially adversely affect our results of operations.
We may not be able to adequately protect our intellectual property rights, which could harm our brand and our business.
          We believe our trademarks and other intellectual property rights are crucial to our success. Our principal intellectual property rights include our trademarks for the Xiniya brand. Although we rely on the registration of trademarks and applicable laws to protect our intellectual property rights, these measures may not be sufficient to prevent any misappropriation of our intellectual property rights. The legal framework governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC differs from those in more developed jurisdictions such as the United States. As a result, we may not enjoy the same level of protection of our intellectual property rights as what is typically available in these jurisdictions.
          There is no assurance that third parties will not infringe our intellectual property rights. Our efforts to enforce or defend our intellectual property rights may not be adequate and may require significant attention from our management and may be costly. We may have to initiate legal proceedings to defend the ownership of our trademarks or brand against any infringement by third parties. These legal proceedings may be costly and time-consuming and we might be required to devote substantial management time and resources in an attempt to achieve a favorable outcome. The outcome of any legal actions to protect our intellectual property rights may be uncertain. If we are unable to adequately protect or safeguard our intellectual property rights, our business, financial condition and results of operations and prospects may be adversely affected.
          In addition, some websites operated by third parties which are not related to our company, our directors, management and shareholders, have domain names that are similar to our proprietary domain name, www.xiniya.com, including www.xiniya.com.cn and other websites that use the word “xiniya” or words similar to our brand name. Consumers may view such websites as being operated by or related to our company, and if any contents of such websites infringe the rights of any consumers or other third parties, there may be lawsuits against us and negative news coverage involving us. If this happens, our reputation may be materially adversely affected and our sales, financial condition and results of operations may be harmed.
The legitimate use of trademarks or brands that are similar to our trademarks or brands by other parties may have a negative impact on the goodwill, value and image of our products.
          The laws of the PRC permit other parties to register trademarks which may be similar to our registered trademarks under certain circumstances. Such activities may cause confusion among consumers. We may not be able to prevent other parties from using trademarks that are similar to ours. Consumers may confuse our products with lower quality third-party products with similar trademarks. If this happens, the goodwill and value of our trademarks and public perception of our brand and image may be adversely affected by the inferior quality of the products and services provided by third parties who use trademarks similar to ours. A negative perception of our brand and image could have a material adverse effect on our sales, and therefore on our business, financial condition and results of operations and prospects.
Our business could be adversely affected by claims by third parties for possible infringement of their intellectual property rights.
          We may face claims from time to time that our products infringe upon the intellectual property rights of third parties, including our competitors. If any legal proceedings against us for infringement of intellectual property rights are successful, we may be ordered to be responsible for the losses incurred by the claiming parties due to our infringement of their intellectual property rights. Further, if we are unable to obtain a license for the usage of such intellectual property rights on acceptable terms, or at all, or unable to design around such intellectual property rights, we may be prohibited from manufacturing or selling products which are dependent on the usage of such intellectual property rights. In such cases, we may experience a material adverse effect on our business and reputation, and these types of proceedings and their consequences could divert management’s attention from our business, all of which could have a material adverse effect on our business and results of operations.
We may need additional capital to fund the growth of our business, which may not be available on terms acceptable to us or at all, and which, if available, could dilute your interest in our company.
          We expect that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, for both working capital and capital expenditures, for the foreseeable future. If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources. For example, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity.
          Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:
•	investors’ perception of, and demand for, our securities;

•	prevailing conditions of the capital markets in which we seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental policies relating to foreign exchange; and

•	economic, political and other conditions in China.
          Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds when needed could limit our ability to expand or develop our operations to respond to market demand or competitive challenges.

Our operations and financial performance may be adversely affected by labor shortages, an increase in labor costs, any change to the PRC labor laws and regulations or by labor disputes.
          We operate in a labor-intensive industry. Although we currently outsource most of our production, we plan to construct new manufacturing facilities and increase our production capacity. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply and competition for these employees is intense. We incurred labor costs of RMB19.5 million in 2008, RMB22.2 million in 2009 and RMB8.8 million ($1.3 million) in 2010, representing 5.8%, 4.9% and 1.5% of our total operating costs in the corresponding periods. In line with the planned increase in in-house production capacity, we expect our labor costs to increase significantly. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC increase substantially and we cannot pass on such increase to our customers by increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.
          On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially adversely affecting our financial condition and results of operations.
          Further, labor disputes, work stoppages or slowdowns at our facility or any of our contract manufacturers or suppliers or at construction or engineering firms engaged in the construction of our production facilities could significantly disrupt our operations or our expansion plans. Delays caused by any such disruptions could materially adversely affect our production and revenues, which could have a material adverse effect on our business and results of operations.
We are exposed to environmental liability. Changes in existing laws and regulations or additional or stricter laws and regulations on environmental protection in China may cause us to incur additional capital expenditures.
          The production of certain products by us or our contract manufacturers, particularly leather men’s apparel, footwear and leather accessories, is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing products that may produce environmental wastes to adopt effective measures to control and properly dispose of industrial wastes. If an enterprise fails to comply with such laws or regulations and causes pollution, the environmental protection authorities may levy fines or even order the enterprise to be closed if the enterprise has caused serious pollution. We believe our current pollution control facilities and measures are effective and we are in compliance with any PRC environmental protection laws, except that we are still in the process of applying for a pollutant discharge permit. We may, however, be subject to fines or even more severe administrative punishments if the PRC government imposes stricter environment protection laws with which we cannot comply based on our current pollution control facilities and measures. If the PRC government imposes stricter environment protection laws, we may have to incur additional expenditures on pollution control facilities and measures in order to comply with such stricter laws. If we are unable to pass on the additional expenditures to our customers through increasing the prices of our products, our financial condition and results of operations may be materially adversely affected.
          Moreover, we have no direct control over our contract manufacturers. If any of them fails to comply with any PRC environmental laws or regulations, any such violations or any media reports on such violations may negatively affect our reputation and image, resulting in a material adverse impact on our business, financial condition and results of operations.
We may be exposed to product liability, property damage or personal injury claims, which may adversely affect our reputation and business.
          All of our products are sold in China. We may be exposed to product liability claims and we may, as a result, have to expend significant financial and managerial resources to defend against such claims. Such product liability claim risks may increase as legal concepts in product liability begin to develop and mature in China and in other countries and regions where our products may be sold in the future. In line with common industry practice, we do not maintain product liability insurance coverage and our business, results of operations and prospects may be materially adversely affected by a successful product liability claim against us. In addition, we do not maintain third party liability insurance against claims for property damage or personal injury. Regardless of the ultimate merits of a claim or dispute, we may face significant costs and expenses to defend against such claims or enter into settlement agreements. We may suffer serious damage to our reputation, be subject to material monetary damages and be subject to government investigations. In such cases, it may lead to fines and sanctions against us and result in negative public perception of our brand, all of which could have a material adverse effect on our business, prospects, financial condition, results of operations and prospects.
We have a limited operating history and you should not rely on our historical financial data as an indicator of our future financial performance.
          We have a limited operating history in the men’s apparel industry. We achieved revenue growth at a compound annual growth rate, or CAGR, of over 36.9% from 2008 to 2010 primarily due to the successful promotion of our brand. You should consider our business and prospects in light of the risks and difficulties we face with a limited operating history in the competitive men’s apparel industry and should not rely on our past results as an indication of our future performance. In particular, we may face challenges in planning our growth strategy and forecasting market demand accurately as a result of our limited historical data and limited experience in implementing and evaluating our business strategies. If we are unable to successfully address these risks, difficulties and challenges as a result of our limited operating history, our ability to implement our strategic initiatives could be adversely affected, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.
Our independent registered public accounting firm has identified material weaknesses in our internal control over financial reporting. If we are unable to correct these weaknesses, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.
          We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting starting with our annual report for the fiscal year ending December 31, 2011. In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may still issue a report with an adverse opinion if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
          Prior to our initial public offering, we were a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. We have identified, and our independent registered public accounting firm, has identified and communicated to us, material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include (i) a limited number of personnel with appropriate levels of accounting knowledge, experience and training in the application of IFRS commensurate with our financial reporting requirements; and (ii) insufficient policies and procedures to ensure that any and all expenses paid for by our controlling shareholder, Mr. Qiming Xu, are properly summarized, recorded and monitored.
          We have adopted several measures to improve our internal control over financial reporting, including (i) recruiting a chief financial officer in the second quarter of 2010 with extensive audit experience and knowledge of IFRS and establishing a training plan to ensure that our financial and accounting staff will be well versed with IFRS; and (ii) requiring our controlling shareholder, Mr. Qiming Xu, to provide supporting documents for any and all company expenses paid for by him on a timely basis. Additionally, we are developing a comprehensive remediation plan that we expect to finalize and implement during 2011, which includes measures to hire additional financial reporting and accounting personnel, engage qualified external consultants to assist us in the supervision and review of the financial reporting process, provide applicable internal control and compliance training to our financial and accounting staff, and develop a formal plan to ensure that our expenses are properly documented, summarized, recorded and monitored. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal Control Over Financial Reporting.” We will continue to implement measures to remedy these material weaknesses as well as other deficiencies identified by our independent auditors and us in order to meet the deadline and requirements imposed by Section 404 of the Sarbanes-Oxley Act.
          However, although we have taken steps to strengthen our internal control system, they may not be sufficient to overcome these material weaknesses. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.
If we grant employee stock options or other share-based compensation in the future, our net income could be materially adversely affected.
          Share-based compensation is important to attract and retain key personnel. Under our 2010 equity incentive plan, we have a significant number of ordinary shares authorized for future issuance. We may adopt other equity incentive plans in the future. Grants of share-based awards under such plans may lead to incurrence of share-based compensation expenses. We will account for compensation costs for all share-based awards using the fair value method and recognize the expenses in our consolidated statement of operations in accordance with the accounting guidance of share-based payment under IFRS, which may materially adversely affect our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our current and future equity incentive plans.
Risks Relating to Conducting Business in the PRC
          Almost all of our assets are located in the PRC and all of our revenues are derived from our operations in the PRC. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in the PRC, which are discussed in more detail below.
Fluctuations in consumer spending caused by changes in macroeconomic conditions in the PRC may significantly affect our business and financial performance.
          All of our revenues have been generated in the PRC. Our sales and growth are dependent on consumer consumption and the continued improvement of macroeconomic conditions in the PRC, which in turn depend significantly on worldwide economic conditions and their impact on levels of consumer spending, which have recently deteriorated significantly in many countries and regions and may remain depressed for the near future. There are many factors affecting the level of consumer spending, including but not limited to, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment levels and general consumer confidence. In addition, we believe that our historical growth rates were largely dependent on the general growth of the PRC economy. We can provide no assurance that the PRC will continue to grow at historical rates, or at all, and any slowdowns or declines in the PRC economy or the world economy in general may materially adversely affect consumer spending, as well as our prospects and operating results.
Our business may be materially adversely impacted by the recent global financial crisis and economic downturn.

          The recent global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:
•	we were faced with severe competition during the global financial crisis and economic downturn, due to the decrease of men’s apparel exports from China, which has caused more competitors to sell into the PRC market their products that they had previously planned to export;

•	an economic slowdown or recession, or even the risk of potential economic slowdown or recession, may cause our distributors to delay, defer or cancel their purchases from us, including previously agreed purchase plans;

•	under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing purchases of our products; and

•	financing and other sources of liquidity may not be available on reasonable terms or at all.
          These risks may be exacerbated in the event of a prolonged economic downturn or financial crisis.
Changes in the laws, regulations and policies adopted by the PRC government, including in relation to the environment, labor and taxation, may adversely affect our business, growth strategies, operating results and financial condition.
          The political, economic and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. For the past three decades, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy. Although we believe these economic reforms and measures will have a positive effect on the PRC’s overall and long-term development, the resulting changes may also have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, the allocation of natural resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the current direction of reform will continue.
          Our ability to successfully expand our business operations in the PRC depends on a number of factors, including macroeconomic and other market conditions and credit availability from lending institutions. Stricter lending policies in the PRC may affect our ability to obtain external financing, which may reduce our ability to implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten lending standards or that, if any such measure is implemented, it will not adversely affect our future results of operations or profitability.
          Demand for our products and our business, financial condition and results of operations may be adversely affected by the following factors:
•	political instability or changes in social conditions in the PRC;

•	changes in laws, regulations and administrative directives;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation; and

•	reduction in tariff protection and other import and export restrictions.

These factors are affected by a number of variables which are beyond our control.
The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering that was completed in November 2010; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.

          On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.
          We completed our initial public offering in November 2010. The application of the M&A Rules with respect to our initial public offering remains unclear. Based on the advice of our PRC legal advisor, Beijing Mingtai Law Firm, we believe that no CSRC approval was required in the context of our initial public offering as Fujian Xiniya, a wholly foreign-owned enterprise indirectly held by us through Xiniya Hong Kong, was incorporated in the PRC prior to the implementation of the M&A Rules. However, the CSRC may disagree with this assessment. If CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, the relevant regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. Meanwhile, any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.
The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.
          The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share. In addition, in the future, if any of our acquisitions were subject to the M&A Rules and were found not to be in compliance with the requirements of the M&A Rules, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.
PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees or PRC citizen stock option holders to personal liabilities, limit our subsidiary’s abilities to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.
          SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company’s shareholders who are PRC residents in a timely manner. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the PRC shareholders and the PRC subsidiaries for foreign exchange registration evasion.
          There is uncertainty concerning under what circumstances residents of other countries and regions can be classified as a PRC resident. The PRC government authorities may interpret our beneficial owners’ status differently or their status may change in the future. Moreover, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our PRC resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.
          On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who may be granted stock options will be subject to the Stock Option Rule because our company is an overseas publicly listed company. If we or our PRC employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.
Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.
          Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange regulations in the PRC, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions, subject to procedural requirements including presenting relevant documentary evidence of such transactions and conducting such transactions at designated foreign exchange banks within China who have the licenses to carry out foreign exchange business. Conversion of the Renminbi for “capital account” transactions, which includes foreign direct investment, loans and investment in negotiable instruments, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities. Under our current structure, our source of funds primarily consists of dividend payments from our subsidiary in the PRC. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China. If future changes in relevant regulations were to place restrictions on the ability of our subsidiary to remit dividend payments to us, our liquidity and ability to satisfy our third-party payment obligations and our ability to distribute dividends in respect of the ADSs could be materially adversely affected.
We are a holding company that heavily relies on dividend payments from our subsidiary for funding.
          We are a holding company incorporated in the Cayman Islands and operate our core business through our subsidiary in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders depends on dividends received from this subsidiary. If our subsidiary incurs debt or losses, such indebtedness or losses may impair its ability to pay dividends or other distributions to us. As a result, our ability to pay dividends will be restricted. PRC laws require that dividends be paid only out of the net profit calculated according to the PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions, including International Financial Reporting Standards, or IFRS, and U.S. Generally Accepted Accounting Principles. PRC laws also require foreign-invested enterprises to set aside a part of their net profit as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our PRC subsidiary may enter into in the future may also restrict the ability of our subsidiary to provide capital or declare dividends to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and ADS holders.
Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations.

          Under our current corporate structure, our income primarily consists of dividend payments from our subsidiary in the PRC, whose sales are made in Renminbi. The value of the Renminbi against foreign currencies is subject to changes in the PRC government’s policies and international economic and political developments. The Renminbi was pegged solely to the U.S. dollar prior to July 21, 2005. Effective from July 21, 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is pegged against a basket of foreign currencies determined by the People’s Bank of China, against which it can rise or fall within a regulated band each day. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People’s Bank of China announced the adoption of certain measures to further reform the currency exchange system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. Such measures may lead to further appreciation of the Renminbi.
          There has been pressure from foreign countries on the PRC to adopt a more flexible currency system that could also lead to further and more significant appreciation of the Renminbi. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. It is uncertain if the exchange rates of the U.S. dollar against the Renminbi will further fluctuate. Any appreciation of the Renminbi may subject us to increased competition from imported men’s apparel. Also, since our revenues and profits are denominated in Renminbi, any depreciation of the Renminbi could materially adversely affect our financial position and the value of, and any dividends payable on, our ADSs in foreign currency terms, as well as our ability to fulfill our foreign currency obligations. Moreover, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollars even when there is no change in our underlying business or results of operations.
Any change in our tax treatment, including an unfavorable change in preferential corporate tax rates in the PRC, may have a negative impact on our operating results.
          On March 16, 2007, the National People’s Congress of the PRC promulgated the Enterprise Income Tax Law of the PRC, or the New Tax Law, which came into effect on January 1, 2008 and superseded both the Foreign-invested Enterprise and Foreign Enterprise Income Tax Law and the Provisional Regulations on Enterprise Income Tax of the PRC. The New Tax Law consolidates the two separate tax regimes for domestic enterprises and foreign-invested enterprises and imposes a unified enterprise income tax rate of 25% for both types of enterprises.
          Under the New Tax Law, foreign-invested enterprises that enjoyed a preferential tax rate prior to the New Tax Law’s promulgation will gradually transition to the new tax rate over five years from January 1, 2008. Foreign-invested enterprises that enjoyed a tax rate of 24% have had their tax rate increased to 25% in 2008. Enterprises which enjoyed a fixed period of tax exemption and reduction prior to the New Tax Law’s promulgation will continue to enjoy such preferential tax treatment until the expiration of such prescribed period, and for those enterprises whose preferential tax treatment has not commenced before due to lack of profit, such preferential tax treatment commenced on January 1, 2008.
          Under the prior tax regime, our operating subsidiary in the PRC, Fujian Xiniya, being a foreign-invested enterprise engaged in manufacturing, was entitled to an enterprise income tax exemption for two years commencing from the first profit-making year (after offsetting all tax losses carried forward from previous years), and a 50% tax reduction for the following three consecutive years. Fujian Xiniya enjoyed a full exemption from enterprise income tax in 2006 and 2007, as well as a 50% reduction of its current enterprise income tax rate of 25% in 2008, 2009 and 2010, which had a significant positive effect on our profit after taxation during the corresponding periods. However, under the New Tax Law, Fujian Xiniya will be subject to a 25% tax rate from January 1, 2011 onwards. Because of the expiration of the partial exemption from enterprise income tax previously enjoyed by Fujian Xiniya, other considerations aside, the amount of our tax payments will increase from January 1, 2011 onwards. Any increase of the enterprise income tax rate applicable to Fujian Xiniya could have a material adverse effect on our financial condition and results of operations.
Our future worldwide income may be subject to PRC income tax.

          Under the New Tax Law, if an enterprise incorporated outside the PRC has its “actual management” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25% on its worldwide income. Since most of our management is currently located in the PRC, we may be subject to PRC income tax at the rate of 25% on our worldwide income. According to the New Tax Law, dividends received by a qualified PRC tax resident enterprise from another qualified PRC tax resident enterprise are exempted from enterprise income tax. However, given the short history of the New Tax Law, it remains unclear what the detailed qualification requirements for such exemption are and whether dividends declared and paid by Fujian Xiniya to Xiniya Hong Kong will be exempted from enterprise income tax. Our financial performance will be adversely affected if such dividends are subject to PRC income tax.
Dividends from Fujian Xiniya and dividends on our ADSs or ordinary shares and gains on the sales of our ADSs or ordinary shares may be subject to PRC withholding taxes.
          We are a Cayman Islands holding company and all of our income is ultimately derived from dividends that are paid by our subsidiary in the PRC. The prior tax regime specifically exempted withholding taxes on dividend payments from our PRC subsidiary to foreign investors. However, under the New Tax Law and its implementation rules, dividends payable to foreign enterprise investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place are subject to a 10% withholding tax, which may be reduced if a foreign enterprise investor is eligible for the benefits of a tax treaty with the PRC that provides for a different withholding arrangement. Pursuant to a tax arrangement between the PRC and Hong Kong, companies incorporated in Hong Kong may be subject to withholding taxes at a rate of 5% on dividends they receive from their PRC subsidiaries of which they directly hold at least 25% equity interests. As dividends from our PRC subsidiary will be paid to us through Xiniya Hong Kong, our Hong Kong subsidiary that owns 100% equity interests in our PRC subsidiary, those dividends may be subject to a withholding tax at the rate of 5%. However, on October 27, 2009, the State Administration of Taxation, or the SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner is a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. It is still unclear how Circular 601 is being implemented in practice by the SAT or its local counterparts. If Xiniya Hong Kong is not deemed to be a beneficial owner of Fujian Xiniya, those dividends may be subject to withholding tax at the rate of 10% instead of 5%.
          Moreover, under the New Tax Law and its implementation rules, as discussed above, we may in the future be treated as a PRC tax resident enterprise by the PRC taxation authorities. In that case, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by foreign shareholders may be regarded as income from “sources within the PRC” and may be subject to a 10% withholding tax, subject to any reduction by an applicable tax treaty. If foreign shareholders are required to pay PRC withholding tax on dividends on our ADSs or ordinary shares or capital gains from any sales of our ADSs or ordinary shares, the value of the investment in our ADSs may be materially adversely affected.
We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.
          Under the PRC laws and regulations, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing Mingtai Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya, is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of December 31, 2010 was RMB6.2 million ($0.9 million).
          However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers, who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya has not established a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of March 1, 2011, Fujian Xiniya has paid all required social contributions since February 2010.
          However, despite the abovementioned confirmation from the local labor bureau, our PRC legal advisor, Beijing Mingtai Law Firm, advised that Fujian Xiniya may be ordered by relevant higher government authorities to pay the outstanding contributions within a prescribed time limit and late charges or penalties may apply. As of the date of this annual report, Fujian Xiniya has not been ordered by the relevant government authorities to pay any outstanding contributions to any social insurance schemes. If we are deemed to have been noncompliant with any such laws and regulations in the past, we may be subject to penalties and negative publicity, and our business, results of operations and prospects may be materially adversely affected.
The PRC legal system has inherent uncertainties regarding the interpretation and enforcement of PRC laws and regulations which could limit the legal protections available to investors.
          Substantially all of our operations are conducted in the PRC. The PRC legal system is a civil law system based on written statutes, and prior court decisions can only be cited as reference and have almost no precedential value. Since 1979, the PRC government has been developing a comprehensive system of laws, rules and regulations in relation to economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve some degree of uncertainty, which may lead to additional restrictions and uncertainty for our business and uncertainty with respect to the outcome of any legal action investors may take against us in the PRC. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. Any changes to such laws and regulations may materially increase our costs and regulatory exposure in complying with them.
Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or an increase in the severity of H1N1 influenza or any other widespread public health problem could materially adversely affect our business and results of operations.
          Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases. In 2009 and 2010, China and other countries and regions have reported a number of occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, manufacturing facilities and retail outlets travel and transportation restrictions, import and export restrictions and a general slowdown in the PRC economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.
Risks Related to Our Ordinary Shares and ADSs
The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
          The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to March 23, 2011, the trading price of our ADSs on NYSE has ranged from a low of $4.10 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
          In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices for our services.
          Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.
Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.
     Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 232,000,000 ordinary shares outstanding, including 32,000,000 ordinary shares represented by 8,000,000 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
     Our currently effective articles of association is our amended and restated memorandum and articles of association which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.
     We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman

Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
          There is uncertainty as to whether the courts of the Cayman Islands would:
•	recognize or enforce judgments of courts of the United States obtained against us based on certain civil liability provisions of U.S. securities laws; and

•	entertain original actions brought against us predicated upon certain civil liability provisions of U.S. securities laws.
          There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
          As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
          We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.
          As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our currently effective articles of association, the minimum notice period required for convening a general meeting is 7 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.
The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your

ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.
          Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:
•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.
          The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
          The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.
You may not be able to participate in rights offerings and may experience dilution of your holdings.
          We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You may be subject to limitations on transfer of your ADSs.
          Your ADSs represented by American depositary receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.
          We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
          In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
We may be or become classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
          A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We believe that we were not a PFIC for the taxable year ended December 31, 2010. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash raised in our initial public offering. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
          Our operating subsidiary in China, Fujian Xiniya, was established as a wholly foreign-owned enterprise on October 18, 2005. Mr. Hing Tuen Wong, a resident of Hong Kong and friend of our founder, chairman and chief executive officer, Mr. Qiming Xu, was registered to be the sole shareholder of Fujian Xiniya. Mr. Wong and Mr. Xu had previously entered into contractual agreements in January 2005 and September 2005, respectively, both of which granted Mr. Xu effective control of Fujian Xiniya. Prior to the establishment of Fujian Xiniya, we operated our business through Shishi Xiniya, a company established in July 2000 that was controlled by Mr. Xu and his father. Upon the establishment of Fujian Xiniya, Shishi Xiniya ceased to conduct any business relating to the manufacturing and sale of garments and Mr. Xu and his father disposed of their equity interests in Shishi Xiniya to a third party.

          Xiniya Hong Kong was incorporated in Hong Kong on January 16, 2009 as a limited liability company. On February 9, 2009, Xiniya Hong Kong entered into an agreement to acquire a 100% equity interest in Fujian Xiniya from Mr. Wong for consideration of HK$10.0 million. In January 2010, the Fujian Provincial Government approved this transaction and Xiniya Hong Kong became the sole shareholder of Fujian Xiniya.
          China Xiniya was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010 primarily for the purpose of facilitating our initial public offering. On July 13, 2010, China Xiniya acquired a 100% equity interest in Xiniya Hong Kong from Mr. Wong.
          Our ADSs were listed on the New York Stock Exchange on November 23, 2010.
          The following diagram illustrates our corporate structure upon the completion of our initial public offering.
(1)	Wholly owned by Mr. Qiming Xu, our founder, chairman and chief executive officer.
          Our principal executive offices are located at Xiniya Industry Mansion, Xintang Development Area, Jinjiang City, Fujian Province 362200, the People’s Republic of China. Our telephone number at this address is (86-595) 8888-6166, and our fax number is (86-595) 8878-7790. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
          Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.xiniya.com. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.
B. Business Overview
          We are a leading provider of men’s business casual apparel in China. We design and manufacture men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.
          The men’s apparel market in China has grown rapidly in recent years primarily due to enhanced living standards, increased disposable income and a rising level of style and brand consciousness among male consumers. Frost & Sullivan, an independent market research firm, estimates that the men’s apparel market will grow at a CAGR of 16.1% from 2010 to 2015. The rapid growth in urbanization and economic prosperity in second- and lower-tier cities has also brought about a significant increase in spending power in these cities, including spending on men’s apparel products.
          The men’s apparel market in China primarily consists of three major segments, namely the men’s business formal segment, the men’s casual segment and the accessories segment. The business formal segment used to account for the majority of men’s apparel sales. However, as demand for fashionable leisure and casual apparel in Western styles increases, the casual segment has increased as a percentage of the men’s apparel market. According to Frost & Sullivan, the casual segment in China has grown from 33.0% of the men’s apparel market in 2005 to 41.3% in 2009 and is expected to reach 53.1% in 2015. Within the casual menswear segment, the business casual segment has been gaining popularity among Chinese consumers and growing rapidly. Frost & Sullivan estimates that the business casual menswear market will almost triple its size from RMB 51.9 billion in 2009 to RMB 151.3 billion by 2015 representing a CAGR of 19.5% from the year 2009 to 2015. Such growth outpaces that of the overall growth in the menswear market, as well as the growth in retail sales of consumer goods during the same projection period. As a leading provider of men’s business casual apparel in China, we believe we are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.
          Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of December 31, 2010, covered 1,404 authorized retail outlets, including 68 stores managed by our 26 distributors, 1,009 retail stores managed by 960 authorized retailers supervised by our 26 distributors, 326 department store concessions managed by 59 department store chains supervised by our 26 distributors as well as one flagship store directly operated by us. The department store concessions are discrete areas within department stores exclusively devoted to displaying and selling our products. We also have one flagship store owned and managed by us. In addition, since 2005, we have diversified our product offerings from men’s jackets to include an extensive portfolio of men’s business casual and business apparel products, with an emphasis on business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our design team works closely with our suppliers, distributors, department stores and managers of major authorized retail outlets owned by third parties to create products using high quality fabrics and construction that are well-fitting, comfortable and exhibit attractive detailing and a unique style. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006.
          Our authorized retail outlets, which are owned and managed by third parties, are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these authorized retail outlets, including department store concessions, are required to sell our products exclusively. We focus significant efforts on the controlled growth and effective management of our retail network, including the quality and training of our distributors and authorized retailers, as well as the coordination of our product marketing activities across China. To promote our products, we conduct multi-channel marketing campaigns to reach our target customers through celebrity endorsements, advertisements in various types of media, retail sales promotions and in-store marketing activities.
          We sold approximately 3,791,000, 5,104,000 and 5,615,000 units of garments in 2008, 2009 and 2010, respectively. We currently outsource more than 95% of the production of our products to PRC-based third party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.
          Our revenues increased from RMB479.7 million in 2008 to RMB672.1 million in 2009 and further to RMB899.3 million ($136.3 million) in 2010, representing a compound annual growth rate, or CAGR, of 36.9%;

and our net profit increased from RMB126.0 million in 2008 to RMB194.3 million in 2009 and further to RMB252.3 million ($38.2 million) in 2010, representing a CAGR of 41.5%.
Our Brand and Products
      Our Brand
          We sell all our products under our Xiniya brand, from which we derive all of our revenues. Our Xiniya brand is therefore critical for our success. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006. In 2006, our Xiniya brand was judged to be a “Well-Known Trademark of China” by the Chenzhou Intermediate People’s Court of Hunan Province.
          Our Xiniya trademark was registered in 1993 by a garment outsourced manufacturing and processing factory controlled by the family of Mr. Qiming Xu, our founder, chairman and chief executive officer. The trademark was licensed to us in 2005 and then transferred to us in August 2009. Our Xiniya brand is designed to project an image of successful executives and professionals who choose stylish and comfortable attire to suit a lifestyle that integrates business with leisure. We market our brand in part through entertainment celebrities who we believe exemplify and characterize our brand image, and thereby reinforce positive associations with our Xiniya brand. We believe the wide-spread recognition of our brand throughout China, especially in second- and lower-tier cities, has been one of the key factors in our success. Second- and lower-tier cities have achieved substantial economic growth in recent years, primarily due to the PRC government’s favorable policies for the development of smaller cities. As a result, the increasing affluence of households has led to an improvement in living standards. In addition, international men’s apparel brands have not established any significant presence in such cities, and therefore we are faced with less competition in these markets as compared to first-tier cities in China. These favorable market conditions have contributed to our fast growth and the expansion of our business.
      Our Products
          We currently offer a wide range of men’s leisure and business apparel and accessories that include the following three major types:
• Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 92.6% and 89.4%, respectively, of our revenues in 2009 and 2010;
• Business formal—including suits, business pants and dress shirts, which accounted for approximately 6.3% and 9.4%, respectively, of our revenues in 2009 and 2010; and
• Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.1% and 1.2%, respectively, of our revenues in 2009 and 2010.
          We focus on our business casual collection, which is intended for leisure enjoyment and travel purposes. Our products feature high quality design, high-tech fabrics and craftsmanship that suit our sophisticated yet casual brand image. Among other products, we have successfully designed, produced and marketed apparel made out of wrinkle-free, static-free and stain-free fabrics, which complement our customers’ business and leisure lifestyle.
      Design and Merchandising
          We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of December 31, 2010, our design and product development team comprised more than 20 members, including five senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Qiwen Yang, has more than 14 years of experience as a fashion designer and in 2006 was named one of China’s top ten fashion designers by the China Fashion Association. All of the other designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted goods. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.
          We take our fashion inspiration from throughout the world, interpreting contemporary ideas for styles, fabrics and colors into customized products and designs to meet the lifestyle needs of our Chinese customers. We also from time to time collaborate with free-lance designers from Europe to obtain their views on current international fashion trends. As Japanese and Korean fashions continue to gain popularity in China, our design and product development team also increasingly attends fashion shows in Japan and Korea to draw design ideas. We introduce new design elements into our product lines in each new season. Because our products are designed according to themes determined by our in-house designers for each season, we are able to offer a range of styles within each season’s line while still maintaining a unified brand image.
          Our design and product development team typically begins gathering market intelligence through various media channels and professional fashion information vendors one year or more in advance of the launch of our products. Our designers spend approximately one month per year traveling to major fashion centers, fashion shows and exhibitions both inside and outside China, as well as meeting with suppliers, other fashion designers and end consumers to understand market demand and develop ideas. Afterwards, the design team reconvenes to analyze the information gathered and begins to set product positioning and pricing. The actual design of the specific items of apparel is conducted over the following two to three months, after which samples are manufactured and presented to distributors and customers in the product preview conferences. We typically make minor adjustments based on the feedback received and produce the final products in time for the sales fairs.
          We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors, managers of major retail outlets and department store chains, especially during our biannual sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2008, 2009 and 2010, we introduced over 1,000 new designs to the market.
      Production
          The total volume of our own production amounted to approximately 1,316,000, 1,346,000 and 236,000 garments in 2008, 2009 and 2010, respectively. Our manufacturing facility at Jinjiang City, Fujian Province has a gross floor area of approximately 4,469 square meters. In 2009 and 2010, we produced approximately 26.4% and 4.2%, respectively, of all of our products in terms of unit volume at this facility. As of December 31, 2010, our manufacturing facility comprised four production lines with an aggregate capacity of producing approximately 254,000 garments per year. The production capacity of our Jinjiang facility decreased substantially in 2010 as we decided to cease the operation of four of our production lines in January 2010 due to our plans to phase out outdated manufacturing facilities. We intend to use part of the proceeds from our initial public offering to increase our own production capacity by building new facilities in China.
          In 2008, 2009 and 2010, we outsourced the production of approximately 65.3%, 76.4% and 95.8%, respectively, of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2008, 2009 and 2010, we had 38, 47 and 50 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and construction that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB198.6 million, RMB314.3 million and RMB556.4 million ($84.3 million) in 2008, 2009 and 2010, respectively, accounting for approximately 63.3%, 71.6% and 94.4% of our total cost of sales in the respective periods.
      Inventory Management

          We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for our own manufacturing and the orders we will be required to place with our contract manufacturers. We generally plan purchases of raw materials and place manufacturing orders with our contract manufacturers immediately after each of our two seasonal sales fairs, usually in May for our autumn and winter products and in October for our spring and summer products, where we confirm sales orders with our distributors. This enables us and our contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and provide our products suitable for a specific season to our distributors on a just-in-time basis so as to minimize our inventory levels.
      Quality Control
          Product quality control is a critical aspect of our business. Our dedicated quality control team performs various quality inspection and testing procedures, including random sample testing at different stages of our production process, to ensure that our products meet or exceed the expectations of our consumers. We also perform routine product inspections on every batch of our products and sample testing to ensure consistent quality of our products, including semi-finished and finished products.
          We have implemented a centralized system for procurement and inspection of raw materials and ancillary components to help ensure a stable and high quality supply. Those materials and components that fail to meet our tests may be returned to the suppliers for replacement. Our quality control team also carries out quality control procedures on the products produced by our contract manufacturers. We conduct on-site inspections of our contract manufacturers before we enter into business relationships with them. We also send our in-house quality control staff on-site to our contract manufacturers to monitor the entire production process. The initial product inspections are performed on-site by our staff before these products are shipped to our headquarters for further inspection and storage in our warehouse. We also provide technical training to contract manufacturers to assist them with quality control of the production processes and inspect pre-production samples and finished products from contract manufacturers. We have not encountered any material disruptions to our business as a result of the failure of any of our contract manufacturers to meet our quality standards.
          In order to further improve the quality of our products and shorten our delivery cycle, we intend to increase our control over the manufacturing process and production cycle of our contract manufacturers, primarily by requiring our contract manufacturers to implement stricter and more comprehensive quality control procedures, which cover each stage of the production process, from raw material selection and procurement to finished products packaging and delivery. We also intend to apply more stringent standards for inspecting products manufactured for us by our contract manufacturers.
     Our Distribution Network
          All of our products are sold to customers in China. We sell substantially all of our products to our distributors who then resell our products to retail customers through retail outlets managed or authorized by them. We believe our business model enables us to achieve growth by leveraging the resources of our distributors, as well as their expertise in retail distribution and management and local relationships.
          As of December 31, 2010, our products were sold in 21 provinces, five autonomous regions and four municipalities in China, at 68 stores managed by our 26 distributors, 1,009 retail stores managed by 960 authorized retailers supervised by our 26 distributors, 326 department store concessions managed by 59 department store chains supervised by our 26 distributors, and one flagship store in Jinjiang City owned and managed by us. We present our products to our distributors, as well as the department store chains and authorized retailers supervised by our distributors, at our sales fairs, which are held twice a year, usually in May and October of each year.
          Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, the top 20 performers in terms of total purchase value from us every year are eligible to receive an incentive rebate of a fixed percentage of their respective annual purchases from us. Such rebates are then deducted from the accounts receivable from each of these distributors at the end of each year. In the years ended December 31, 2008, 2009 and 2010, we provided rebates to our top 20 distributors in an aggregate amount of RMB14.0 million, RMB18.6 million and RMB34.1 million ($5.2 million), respectively. The amounts that each distributor receives will be used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new store launches and new product roll-outs, as well as recruitment of authorized retailers.
          The following diagram illustrates the relationships among our company, our distributors, department store chains, retail outlets and end consumers as of December 31, 2010.
          The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets and department store concessions were located as of December 31, 2010.

          The table below sets forth the breakdown of our revenues by geographic region for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$
			(amounts in thousands, except for percentages)

Eastern region (1)	153,348	32.0%	211,348	31.4%	280,564	42,510	31.2%
Central and southern region (2)	141,221	29.4%	178,924	26.6%	252,592	38,272	28.1%
Southwestern region (3)	68,325	14.2%	100,468	15.0%	127,674	19,345	14.2%
Northeastern region (4)	54,362	11.3%	80,430	12.0%	101,367	15,359	11.3%
Northwestern region (5)	40,948	8.5%	64,282	9.6%	81,151	12,295	9.0%
Northern region (6)	21,507	4.6%	36,623	5.4%	55,904	8,470	6.2%

	479,711	100.0%	672,075	100.0%	899,252	136,251	100.0%

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.

(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.

(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.

(4)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.

(5)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

(6)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
          Starting from February 2010, we began to restructure our retail network by establishing cooperative relationships between our distributors and department store chains in order to have the department store chains act as authorized retailers under the management and supervision of our distributors covering their respective regions. We completed the restructuring of our retail network by the end of 2010. All of the department store chains now purchase our products from our distributors instead of directly from us. We believe such change helps to eliminate competition within our distribution network and enhance the overall performance of this network as well as our customer management efficiency. We expect the restructuring to have a positive impact on our revenue growth in the long term by enhancing the overall performance of our sales network. However, as a result of such restructuring, our reliance on distributors has increased. Furthermore, the positive impact of the restructuring could be partially offset by the increase in the total amount of our sales rebates offered as a result of the increased purchase value attributable to the department store chains newly included in the respective jurisdictions of our distributors. Based on the historical revenues generated from sales to the department store chains, the additional rebates would have represented less than 1% of our total revenues, and we expect such impact to continue to be minimal.
      Distributors
          We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Shandong Province and Fujian Province, where we have two distributors covering different regions within each province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men’s apparel brands. Our distributors are also required to maintain uniform standards in respect of store displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a weekly basis. The number of our distributors increased from 23 in 2006 to 26 as of December 31, 2010. In 2008, 2009 and 2010, approximately 63.0%, 61.6% and 82.5% of our revenues was generated from sales to our distributors, respectively.
          The following table summarizes by region the number of our distributors for the periods indicated.

	As of December 31,
	2008	2009	2010
Eastern region (1)	7	7	7
Central and southern region (2)	5	5	5
Southwestern region (3)	4	4	4
Northern region (4)	4	4	4
Northeastern region (5)	2	2	3
Northwestern region (6)	3	3	3

Total:	25	25	26

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.

(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.

(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.

(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.

(6)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.
          The top three regions, namely the eastern, central and southern and southwestern regions, accounted for 75.6%, 73.0% and 73.5%, respectively, of our total revenues for the years ended December 31, 2008, 2009 and 2010. These regions have the highest concentration of sales to distributors and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality.
          Under our distributorship agreements, distributors are permitted to sub-contract the management and operation of retail outlets to individual retailers, subject to our approval of the location and renovation plan of the retail outlets. We do not have direct contractual relationships with these authorized retailers and have no direct control over the retail outlets managed by our distributors and authorized retailers. However, we exercise influence over them through the distributorship agreements, our right to approve their locations and renovation plans as well as marketing and promotional activities conducted by us from time to time. In order to provide comprehensive training to our distributors, department store chains and authorized retailers, including with respect to the formulation of business plans, product knowledge, marketing strategy, store displays, discount policies and customer service, we established the Xiniya Sales Management Institute in October 2007 in association with China Marketing Institute, a Chinese academic institute specialized in the research and design of marketing strategies. Through this institute, we provide systematic training to front-line staff to ensure consistency and quality of store management throughout our retail network.
          The number of our retail outlets managed or authorized by our distributors increased from 353 in 2006 to 1,404 in 2010, representing a CAGR of 41.2%. The increases in both distributors and authorized retail outlets were primarily due to our successful marketing strategy and the increased popularity of our products. The following table lists by region the number of retail outlets managed by our distributors and authorized retailers for each of the periods indicated.

					As of December 31,
					2010
	As of December 31,					Managed by
	2008		2009			Department
		Managed by		Managed by		Store Chains	Managed by
	Managed by	Authorized	Managed by	Authorized	Managed by	Supervised by	Authorized
	Distributors	Retailers	Distributors	Retailers	Distributors	Distributors (10)	Retailers
Anhui (1)	—	8	—	8	—	18	10
Beijing	1	16	1	16	1	—	17
Chongqing	3	37	5	42	6	25	52
Fujian (2)	—	50	1	57	2	—	70
Gansu	—	10	1	15	1	—	18
Guangdong	2	45	2	47	2	—	54
Guangxi	7	45	9	50	10	24	59
Guizhou	—	24	—	24	—	—	38
Hainan (3)	—	5	—	5	—	—	5
Heilongjiang	2	38	2	47	4	9	51
Hebei	—	17	—	21	—	2	27
Henan	3	27	5	38	5	6	48
Hubei	1	27	1	28	4	38	38
Hunan	1	53	3	64	5	29	76
Inner Mongolia	—	17	—	22	—	—	27
Jiangsu	—	27	1	28	1	19	44
Jiangxi	—	35	—	36	—	3	39
Jilin (4)	—	8	—	9	—	9	11
Liaoning	1	40	1	43	9	23	41
Ningxia (5)	—	—	—	2	—	—	2
Shaanxi	—	30	—	31	—	14	43
Shandong (6)	2	24	2	26	2	21	38
Shanghai (7)	—	—	—	—	—	—	2
Shanxi	—	15	—	18	1	—	23
Sichuan	—	17	—	19	—	—	22
Tianjin (8)	—	—	—	2	—	—	5
Tibet (9)	—	1	—	1	—	—	1
Xinjiang	5	32	9	40	10	7	47
Yunnan	—	29	1	34	1	12	37
Zhejiang	2	43	5	54	4	67	64

Total	30	720	49	827	68	326	1,009

(1)	We currently do not have a distributor covering Anhui Province. Our retail outlets located in Anhui Province are authorized and supervised by our distributor for Zhejiang Province.

(2)	We currently have two distributors in Fujian Province covering different regions within Fujian Province.

(3)	We currently do not have a distributor covering Hainan Province. Our retail outlets located in Hainan Province are authorized and supervised by our distributor for Guangdong Province.

(4)	We currently do not have a distributor covering Jilin Province. Our retail outlets located in Jilin Province are authorized and supervised by our distributor for Liaoning Province.

(5)	We currently do not have a distributor covering Ningxia Autonomous Region. Our retail outlets located in Ningxia Autonomous Region are authorized and supervised by our distributor for Gansu Province.

(6)	We currently have two distributors in Shandong Province covering different regions within Shandong Province.

(7)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.

(8)	We currently do not have a distributor covering Tianjin. Our retail outlets located in Tianjin are authorized and supervised by our distributor for Beijing.

(9)	We currently do not have a distributor covering Tibet Autonomous Region. Our retail outlet located in Tibet Autonomous Region is authorized and supervised by our distributor for Sichuan Province.

(10)	We commenced restructuring of our authorized retail outlet network to transfer the department store chains as authorized retailers under the management and supervision of our distributors in 2010.
          We have a stable relationship with our distributors and most of our distributors or their predecessors or affiliates have had a business relationship with us since the establishment of our retail network in 2006. We select our distributors based on an extensive screening process, including the following criteria: experience in the men’s apparel industry and in retail sales, sales channels, local networks and business resources, management capabilities, long-term growth vision, warehousing facilities, financial condition, creditworthiness, brand promotion capabilities and ability to help us implement our broader business strategies.
          In order to motivate our distributors to comply with our operational and marketing policies and to preserve our ability to remove and replace distributors with unsatisfactory performance from our retail network in a timely manner, our distributorship agreements with each of our distributors are typically only for a one-year term. At the end of the term we review and evaluate each distributor and decide whether to renew a distributorship agreement, which may include new or modified terms. Such approach is consistent with the general practice in the men’s apparel industry in China. Due to our careful selection of distributors and close cooperation with them, there has been no turnover of distributors within our retail network since its establishment in 2006.
          Our distributorship agreements generally include the following terms.
•	Product exclusivity: Our distributors are required to sell only our products at Xiniya-branded retail outlets managed by them or authorized retailers.

•	Geographic exclusivity: Each distributor is only authorized to sell our products within an exclusively defined geographical region.

•	Undertaking: Our distributors undertake to comply with our pricing and discount policies, follow our uniform store design and display standards and refrain from selling other branded men’s apparel products and counterfeit products.

•	Minimum purchase requirement and deposit: Each of our distributors is expected to purchase a minimum amount of our products each year, which, for example, ranges from RMB10.0 million to RMB95.0 million in 2011, as specified in the respective distributorship agreements, and pay a deposit to us that is refundable, provided that such distributor does not materially violate its distributorship agreement with us. If a distributor fails to meet the minimum purchase amount, we have the right to terminate its distributorship agreement and withhold part or all of the deposit as a penalty.

•	Payment, credit terms and delivery: We will deliver the products to our distributors upon receiving payment from them. We typically require our distributors to make payments for the purchase of our products in installments on a monthly basis with the full payment required to be made within three months of the delivery of the products. We may, however, extend credit to our distributors in certain circumstances. For example, due to the financial crisis and economic downturn in 2008, we extended the credit period for our distributors. We make the delivery arrangements, but the distributors bear the costs of delivery and insurance.

•	Pricing: We agree to sell our products to our distributors at a uniform price across all distributors.

•	Return of products: We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products.

•	Authorized retailers: Distributors are permitted to sub-contract the operation of retail outlets to third parties, subject to our approval of the location and renovation plan. Distributors must instruct their third party retailers to comply with the relevant requirements for the retail outlets for our products included in the distributorship agreements and our pricing and discount policies, follow our uniform store design and display standards and refrain from selling counterfeit products. In addition, the third party authorized retailers are generally prohibited by our distributors from selling other branded men’s apparel products.

•	Termination: We have the right to terminate the agreements if the distributors fail to comply with certain provisions of the distributorship agreements, including but not limited to failure or delay in paying the deposit, sale by the distributors of counterfeit products and sales of goods outside of their designated region. Our distributors do not have termination rights under the distributorship agreements.
          Sales generated by our five best-performing distributors accounted for approximately 24.3%, 19.7% and 28.5% of our revenues in the years ended December 31, 2008, 2009 and 2010. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

     Department Store Chains
          In 2006, we began to sell our products to large department store chains in our target geographies, including second- and lower-tier cities in certain provinces. We believe the sales of our products at these department stores in larger cities have enhanced the recognition of our Xiniya brand among consumers and helped to promote the sales of our products in retail outlets located in smaller cities. These department store chains designate an area in their stores to exclusively sell our products to consumers. We believe our cooperation with such large department store chains has helped to enhance our brand and profile to the public. Revenues generated from the sales of our products to department store chains increased from RMB47.3 million in 2007 to RMB154.2 million in 2010, representing a CAGR of 48.3%.
          Starting from February 2010, we began to restructure our retail network by establishing cooperative relationships between our distributors and department store chains in order to have the department store chains act as authorized retailers under the management and supervision of our distributors covering their respective regions. We completed the restructuring of our retail network by the end of 2010. As of December 31, 2010, 59 department store chains have become authorized retailers under our distributors. All of the department store chains now purchase our products from our distributors instead of directly from us. The following table lists by region the number of department store concessions in which our products were sold for the periods indicated.

	As of December 31,
	2008	2009	2010(1)
Anhui	13	18	18
Beijing	—	—	—
Chongqing	21	22	25
Fujian	—	—	—
Gansu	—	—	—
Guangdong	—	—	—
Guangxi	18	22	24
Guizhou	—	—	—
Hainan	—	—	—
Heilongjiang	8	8	9
Hebei	1	2	2
Henan	4	6	6
Hubei	27	32	38
Hunan	15	27	29
Inner Mongolia	—	—	—
Jiangsu	17	18	19
Jiangxi	3	3	3
Jilin	7	8	9
Liaoning	21	22	23
Shaanxi	12	14	14
Shandong	19	20	21
Shanghai	—	—	—
Shanxi	—	—	—
Sichuan	—	—	—
Tianjin	—	—	—
Tibet	—	—	—
Xinjiang	7	7	7
Yunnan	10	12	12
Zhejiang	54	63	67

Total	257	304	326

(1)	As of December 31, 2010, all 326 department store concessions had been placed under the management and supervision of our distributors and sold products purchased from our distributors instead of directly from us. We now consider the department store concessions as retail outlets under our network of distributors.
     In the past, we typically entered into agreements with each of the department store chains for a one-year term and renew the wholesale agreements with them before the expiration of the agreements. The agreements generally contained the following terms.

•	Geographic coverage: Each department store chain was authorized to sell our products within the geographical regions where such department store chain had operations.

•	Undertaking: The department store chains undertook to comply with our marketing policies and refrain from selling counterfeit products.

•	Payment and credit terms: Department store chains were required to pay us within three months after receiving our products.

•	Return of products: We would only accept product returns from a department store chain if such department store chain had followed our standard procedures in processing the returned products.
          Department store chains are selected based on their business scale, network coverage, financial condition, creditworthiness and reputation. Each department store chain is also required by the distributor under which it is supervised to follow our guidelines regarding store image for the retail concessions of our products. We conduct on-site visits to each of the department store concessions to check the sales of our products in a specific area and to provide training to the retail sales personnel at each location. In the past, department store representatives were also invited to our sales fairs, where they reviewed our designs for the next season and placed purchase orders with us.
          In the years ended December 31, 2008, 2009 and 2010, approximately 36.4%, 37.7% and 17.1% of our revenues was generated from the sales to department store chains, respectively. Sales generated by the five best-performing department store chains accounted for approximately 5.8%, 6.4% and 4.2% of our revenues in the years ended December 31, 2008, 2009 and 2010, respectively.
     Management and Growth Control of Our Authorized Retail Network
          Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 48 dedicated members, is primarily responsible for approaching potential distributors, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, department store chains, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform store design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with the operators of retail outlets authorized by our distributors, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.
     Expansion Plans For Our Authorized Retail Network
          223 new retail outlets were opened in 2010. The number of new outlets does not include department store concessions placed under the management and supervision of distributors as a result of the restructuring of our authorized retail network. We plan to increase the number of retail outlets managed or authorized by our distributors by approximately 180 to 220 new outlets in 2011. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor. In addition, as an important part of our development strategy, we plan to open, or provide support to our distributors to open, up to five new flagship stores in select major cities in China by 2012. We believe a flagship store in a prime business district of a major city would showcase our complete line of products, attract consumer attention and promote our brand image. The flagship stores will be designed and fitted out by us and managed either by us or by our distributors.
Seasonality
          Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our autumn and winter collections and experience lower sales for our spring and summer products due to seasonality of demand for business and leisure menswear and the differences in selling prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.”
Raw Materials
          The principal raw materials used in our products are fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons. We obtain all of these materials from domestic suppliers in China. Many of our raw material suppliers are located in Jinjiang City, near our production facility, which allows us to minimize transportation costs. We generally enter into supply agreements with each of our suppliers for a one-year term. Many of our suppliers develop new designs and fabrics together with us and also from time to time allow us to enjoy exclusive access to certain fabrics they design specifically for us. In 2008, 2009 and 2010, we had 42, 39 and 27 raw material suppliers, respectively. We have developed stable relationships with many of our suppliers and have not experienced any material disruptions to our business as a result of a shortage of raw materials since 2006.
Pricing Policy
          We sell our products to our distributors at uniform discounts from our suggested retail prices. We have a suggested retail price policy that applies to all our distributors, department store chains and authorized retailers to help maintain brand image, ensure consistent pricing levels from region to region and prevent price competition among our distributors, department store chains and authorized retailers. In determining our pricing strategies, we take into account market supply and demand, production cost and the prices of our competitors’ similar products. Our sales representatives collect and record the retail prices of our products sold by our retailers. We analyze the information collected and engage in discussions with our distributors to ensure that they follow our pricing policy. See “—Our Distribution Network.”
Marketing and Advertising
          We have conducted multi-channel marketing campaigns to advertise our products to our target customers through television commercials, advertising on indoor video displays, newspapers, magazines, the Internet, public transportation and billboards, strategically selecting suitable celebrities as our brand spokespersons, and organizing regular and frequent in-store marketing activities and road shows.
          Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson. We have featured Jacky Cheung in a series of nationwide promotional activities, such as advertisements on popular television channels in China and on billboards at our retail outlets. We believe Jacky Cheung embodies the successful and stylish gentleman our brand represents and his image resonates well with our target consumers, who are male working professionals between the ages of 25 to 45, many of whom are also part of his fan base. Our engagement with Jacky Cheung will expire in February 2013. We currently expect to extend his term as our brand spokesperson when our current engagement with him expires.
          We also strategically select various other forms of advertising for our products. We primarily promote our brand image through billboards and television advertising, including advertisements during selected television programs on popular television channels in China. To expand our market presence, we also promote our brand through advertisements in fashion magazines, newspapers, indoor video displays, Internet portals and other media. To maintain a consistent brand image, we internally design all our billboard advertisements.
          We have implemented strict requirements on our authorized retail outlets with respect to the display and promotion of our products to ensure consistent branding and enhance marketing results. Our distributors are required to ensure that our marketing strategies are implemented at the retail outlets managed or authorized by them, including displaying our products according to our specifications and using our billboard advertisements. We also assign sales representatives to monitor the in-store displays of our products at various retail outlets on a regular basis to help ensure that our retailers have followed our product display policies.
          We also market our products through our consumer loyalty program managed by our distributors. Any consumer can receive a free membership card if the purchase of our products reaches a threshold amount, which amount is determined by each distributor managing such program and varies from region to region in China. Each time they purchase our products, consumers can accumulate points and receive certain discounts pursuant to the policies set by the distributor that issues the membership card. The program is aimed at encouraging repeat transactions by our consumers and is an important element of our consumer retention program.
          In the years ended December 31, 2008, 2009 and 2010, our total advertising and promotional expenses amounted to approximately RMB11.4 million, RMB4.5 million and RMB3.9 million ($0.6 million), respectively, which accounted for approximately 2.4%, 0.7% and 0.4% of our revenues in the respective periods.
Intellectual Property Rights
          We have more than 30 registered trademarks in China and one registered trademark in Hong Kong. We have registered our primary domain name www.xiniya.com. Shishi Xiniya transferred the Xiniya trademark and the related trademarks to us in two transactions in August 2008 and March 2009, which were approved by the relevant government authority in July and August 2009, respectively. See “Item 7. Major Shareholders and Related Party Transactions.” We believe our trademarks have significant value and we intend to continue to vigorously protect them against infringement.
          In April 2006, Shishi Xiniya brought a trademark infringement claim against a third party for intellectual property rights infringement for registering an Internet domain name similar to the one owned by Shishi Xiniya. The defendant was ordered by the court to, among other actions, cease using and de-register the infringing domain name. As part of the judgment, the court also judged the Xiniya trademark to be a “Well-Known Trademark” in China according to the “Interpretations of the Supreme Court regarding Several Issues on the Application of Laws in the Trial of Civil Disputes Involving Internet Domain Names” issued by the Supreme Court of the PRC in 2001.
          Except as disclosed above, we have not been involved in any material intellectual property rights infringement claims or litigation.
Competition
          The men’s retail apparel industry is highly competitive in China. We believe the principal bases upon which we compete are quality, design, the breadth of our retail network, customer service and price. We believe that our primary competitive advantages are consumer recognition of our brand name and our presence in many second- and lower-tier cities in China.
          The men’s business casual apparel segment in China is relatively fragmented but there are a small number of market leaders. According to Frost & Sullivan, we ranked fifth in terms of retail sales revenues for the year ended December 31, 2009 within the business casual men’s apparel segment in China, with an estimated market share of 2.9%. We compete primarily with domestic men’s apparel brands, including, among others, Lilanz, Septwolves and K-Boxing.
          We believe the intense competition in China’s men’s apparel industry will continue in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.” We will continue to place our focus on the business casual segment within the rapidly growing men’s apparel market in China and we believe the quickly expanding Chinese retail consumer market will position ourselves well to capitalize on favorable economic, demographic and industry trends.
Insurance
          A substantial portion of our products are manufactured by our contract manufacturers. In addition, we do not own most of the retail outlets of our products and we have implemented a series of measures to minimize our inventory. As a result, our management has determined that the limited nature of any potential losses caused by any accident or incident does not warrant the purchase of property insurance. In line with the general practice of our industry in China, we do not maintain business interruption insurance, product liability insurance or key-man life insurance with respect to our executive officers.
Regulation
          Set forth below are summaries of major PRC laws and regulations applicable to our operations and business.
     Wholly Foreign-Owned Enterprise
          The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, which was promulgated on December 29, 1993 and subsequently amended on December 25, 1999, August 28, 2004 and October 27, 2005. The Company Law also applies to foreign-invested limited liability companies. According to the Company Law, where laws on foreign investment have other stipulations, such stipulations shall apply.
          The establishment and approval procedures, registered capital requirement, foreign exchange, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, or the Wholly Foreign-owned Enterprise Law, which was promulgated on April 12, 1986 and subsequently amended on October 31, 2000 as well as the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, which was promulgated on December 12, 1990 and subsequently amended on April 12, 2001.
          Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was amended and promulgated on October 31, 2007. The Catalogue is a tool that PRC policymakers have used to manage and direct foreign investment. The Catalogue divides industries into three basic categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects are also subject to approvals of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. The area of production of men’s apparel, which includes the production of business and casual men’s apparel, belongs to the category of permitted foreign investment industries.
     Product Quality
          The principal legal provisions governing product liability are set out in the Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000.
          Pursuant to the Product Quality Law, a seller bears the obligations:
•	to adopt a check-for-acceptance system for stock replenishment to examine the quality certificates and other labels of such stock;

•	to take measures in keeping products for sale in good quality;

•	not to sell defective or deteriorated products or products which have been publicly ordered to cease sales;

•	to sell products with labels that comply with the relevant provisions;

•	not to forge the origin of a product, or falsely use the name and address of another producer;

•	not to forge or falsely use product quality marks such as authentication marks; and

•	not to mix impurities or imitations into the products, substitute a fake product for a genuine one, a defective product for a high-quality one, or pass off a substandard product as a qualified one in the sale of products.

Pursuant to the Product Quality Law, a producer shall:

•	be responsible for the quality of products it produces;

•	not produce products that have been publicly ordered to cease production;

•	not forge the origin of a product, or to forge or falsely use the name and address of another producer;

•	not forge or falsely use product quality marks such as authentication marks of another producer;

•	not mix impurities or imitations into the products, substitute a fake product for a genuine one, a defective product for a high-quality one, or pass off a substandard product as a qualified one in the production;

•	ensure that the marks on the products or the packaging of the products are true; and

•	ensure that, for products that are easily broken, inflammable, explosive, toxic, erosive or radioactive and products that cannot be handled upside down in the process of storage or transportation or for which there are other special requirements, the packaging thereof must meet the corresponding requirements, carry warning marks or warnings written in Chinese or draw attention to the method of handling in accordance with the relevant provisions of the state.
          Violations of the Product Quality Law may result in the imposition of fines. In addition, the seller or producer will be ordered to suspend its operations and its business license will be revoked. Criminal liability may be incurred in serious cases.
          According to the Product Quality Law, consumers or other victims who suffer injury or property losses due to product defects may demand compensation from the producer as well as the seller. Where the responsibility lies with the producer, the seller shall, after settling compensation, have the right to recover such compensation from the producer, and vice versa.
          The Tort Law of the PRC, or the Tort Law, was adopted and promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective as of July 1, 2010. The Tort Law provides that, in the event of death or serious personal injuries caused by defective products, the entity that manufactures or distributes such defective products with the knowledge of such defects shall be subject to punitive damages.
     Consumer Protection
          The principal legal provisions for the protection of consumer interests are set out in the Consumer Protection Law, which was promulgated on October 31, 1993 and came into effect on January 1, 1994. The Consumer Protection Law sets out standards of behavior which business operators must observe in their dealings with consumers, including the following:
•	goods and services provided to consumers must comply with the Product Quality Law and other relevant laws and regulations, including requirements regarding personal safety and protection of property;

•	providing consumers with true information and advertising concerning goods and services, as well as providing true and clear answers to questions raised by consumers concerning the quality and use of goods or services provided by them;
•	issuing purchase or service vouchers to consumers in accordance with relevant national regulations or business practices or upon the request of a consumer;

•	ensuring the quality, functionality, applications and duration of use of the goods or services under normal use and ensuring that the actual quality of the goods or services are consistent with that displayed in advertising materials, product descriptions or samples;

•	properly performing its responsibilities for guaranteed repair, replacement and return or other liability in accordance with national regulations or any agreement with the consumer; and

•	not setting unreasonable or unfair terms for consumers or excluding themselves from civil liability for undermining the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices, etc.
          Violations of the above Consumer Protection Law may result in the imposition of fines. In addition, the business operator will be ordered to suspend its operations and its business license will be revoked. Criminal liability may be incurred in serious cases.
          According to the Consumer Protection Law, a consumer whose legal rights and interests are prejudiced during the purchase or use of goods may demand compensation from the seller. Where the responsibility lies with the manufacturer or another seller that provides the goods to the seller, the seller shall, after settling compensation, have the right to recover such compensation from that manufacturer or that other seller. Consumers or other injured parties who suffer injury or property losses due to product defects in commodities may demand compensation from the manufacturer as well as the seller. Where the responsibility lies with the manufacturer, the seller shall, after settling compensation, have the right to recover such compensation from the manufacturer, and vice versa.
     Trademark Law
          The PRC Trademark Law, which was promulgated on August 23, 1982, and amended on February 22, 1993 and October 27, 2001, seeks to improve the administration of trademarks, protect the right to the exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.
          Under this law, any of the following acts shall be an infringement upon the right to the exclusive use of a registered trademark:
•	using a trademark which is identical with or similar to the registered trademark on the same kind of commodities or similar commodities without a license from the registrant of that trademark;

•	selling the commodities that infringe upon the right to the exclusive use of a registered trademark;

•	forging, manufacturing without authorization the marks of a registered trademark of others, or selling the marks of a registered trademark forged or manufactured without authorization;

•	changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of that trademark; and

•	causing other damage to the right to the exclusive use of a registered trademark of another person.
          In the event of any above mentioned acts which infringe upon the right to the exclusive use of a registered trademark, the infringer would be subjected to a fine, ordered to stop the infringement acts immediately and compensate the infringed party for losses.

     Environmental Laws
          According to the Environmental Protection Law of the PRC effective as of December 26, 1989, the entities that cause environmental pollution and other public hazards shall incorporate the work of environmental protection into their plans and establish a responsibility system for environmental protection. These entities shall adopt effective measures to prevent and control the pollution and harm caused to the environment by waste gas, waste water, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities. Installations for the prevention and control of pollution at a construction project shall be designed, built and commissioned together with the principal part of the project. No permission shall be given for a construction project to be commissioned or used, until its installations for the prevention and control of pollution are examined and considered up to the standard by the competent department of the environmental protection administration that examined and approved the environmental impact statement.
          According to the Law of the PRC on Prevention and Control of Environmental Pollution by Noise effective as of March 1, 1997, new construction project, expansion, or reconstruction project that discharges pollutants into air shall be subject to the state regulations on environmental protection of construction projects. Industrial enterprises that discharge noise during industrial production with fixed facilities shall report to the local environmental protection department categories and quantities of their existing facilities for discharging noise, and the noise volume of noise discharged under their normal operation conditions as well as treating facilities against noise, and also submit to the same department technical information concerning prevention and control of noise pollution. Entities discharge noise exceeding the relevant standards shall pay the discharge fee subject to the regulations.
          According to the Law of the PRC on Prevention and Control of Atmospheric Pollution effective as of September 1, 2000, new construction project, expansion, or reconstruction project that discharges pollutants into air shall be subject to the state regulations on environmental protection of construction projects. Entities that discharge atmospheric pollutants shall report to the local administrative department of environmental protection their existing discharge and treatment facilities for pollutants and the categories, quantities and concentrations of pollutants discharged under normal operation conditions and submit to the same department their technical information concerning prevention and control of atmospheric pollution. The PRC implements a system of collecting fees for discharging pollutants on the basis of the categories and quantities of the atmospheric pollutants discharged, and establishing reasonable standards for collecting the fees therefore according to the needs of strengthening prevention and control of atmospheric pollution and economic and technological conditions.
          According to the Law of the PRC on Prevention and Control of Environmental Pollution by Solid Waste amended and effective as of April 1, 2005, producers, distributors, importers and users of a product shall be responsible for the prevention and control of the solid wastes it generates or discharges.
          According to the Law of the PRC on Prevention and Control of Water Pollution which was amended on February 28, 2008 and became effective on June 1, 2008, new construction projects, expansion and reconstruction projects and other installations on water that directly or indirectly discharge pollutants into a body of water shall be subject to the state regulations on environmental protection of construction projects. Enterprises and institutions that discharge pollutants directly or indirectly into a body of water shall report to and register with the local environmental protection department their existing facilities for discharging and treating pollutants, and the categories, quantities and concentrations of pollutants discharged under their normal operation conditions, and also submit to the same department technical information concerning prevention and control of water pollution. Enterprises and institutions that directly discharge pollutants into a body of water shall pay a pollutant discharge fee according to the category and quantity of the pollution and the collection standard of the pollutant discharge fee.
     Labor Contract Law
          According to the Labor Contract Law of the PRC effective as of January 1, 2008, labor contracts shall be entered into if labor relationships are to be established between an entity and its employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and shall pay to the employees wages which are no lower than local standards on minimum wages. The entity shall establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, educate employees in labor safety and sanitation in the PRC.
     Production Safety Law
          According to the PRC Production Safety Law effective as of November 1, 2002, the production facilities shall be equipped with the conditions for safe production as provided in the Production Safety Law and other relevant laws, administrative regulations, national standards and industrial standards. Any entity that is not equipped with the conditions for safe production may not engage in production and business operation activities. The entity shall offer education and training programs to the employees thereof regarding production safety. The designing, manufacturing, installation, using, checking, maintenance, reforming and obsolescence of safety equipment shall be in conformity with the national standards or industrial standards. In addition, the production facilities shall provide labor protection articles that meet the national standards or industrial standards to the employees thereof, supervise and educate them to wear or use these articles according to the prescribed rules.
     Social Insurance Regulations
          According to Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and Interim Measures concerning the Management of the Registration of Social Insurance effective as of March 19, 1999, employers in the PRC shall conduct the registration of social insurance with the competent authorities, and make contributions to the basic pension insurance, basic medical insurance and unemployment insurance for their employees.
          According to the Regulations on Occupational Injury Insurance effective as of January 1, 2004, employers in the PRC shall pay the occupational injury insurance fees for their employees.
          According to Interim Measures concerning the Maternity Insurance effective as of January 1, 1995, employers in the PRC shall pay the maternity insurance fees for their employees.
     Foreign Exchange Registration of Offshore Investment by PRC Residents
          On November 1, 2005, the SAFE issued SAFE Circular No. 75, pursuant to which (i) a PRC resident, whether natural or legal person, must register with the local branch of SAFE before it establishes or takes control of an overseas special purpose company, or an SPV, for the purpose of overseas equity financing, including convertible debt financing; (ii) when a PRC resident contributes the assets of, or equity interests in, a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident must undertake procedures for amending the foreign exchange registration for overseas investment with the local branch of the SAFE to include information concerning the net assets or equity interests owned by the PRC resident in the SPV and any change of the status and (iii) when the SPV undergoes a material event outside of China, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investment, guarantees of offshore obligations, or other material events that do not involve return investment, the PRC resident must, within 30 days after the occurrence of such event, register such change with the local branch of SAFE.
          On May 29, 2007, SAFE issued SAFE Circular No. 106, which interpreted and clarified SAFE Circular No. 75 and provided certain new implementation measures, such as clarification of the definition of “PRC residents”. According to SAFE Circular No. 106, foreigners, namely persons without Chinese citizenship, under certain circumstances, are deemed to be PRC residents and hence required to complete the SAFE registrations and required amendments in accordance with SAFE Circular No. 75.
          Under SAFE Circular 75, PRC residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Circular 75 are required for other approval and registration procedures that are necessary for capital inflow from the offshore entity, such as inbound investments, shareholders loans, capital outflow to the offshore entity, the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent any proceeds from any reduction in capital, share transfer or liquidation with respect to the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
     Foreign Currency Exchange
          The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules, promulgated on January 29, 1996, as subsequently amended on January 14, 1997 and August 1, 2008. Under these rules, RMB is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loan unless prior approval of the SAFE is obtained.
          Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the SAFE for paying dividends by providing certain evidencing documents, such as board resolutions and tax certificates, or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency, subject to an approval by the SAFE of a cap amount, to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval or file with the relevant governmental authorities if necessary.
     Dividend Distribution
          Before the promulgation of the New Tax Law, the principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law. Under these regulations, wholly foreign-owned enterprises in China may only pay dividends from accumulated after-tax profit, if any, determined in accordance with PRC accounting standards and regulations. Dividends paid to its foreign investors are exempt from withholding tax. However, this provision has been revoked by the New Tax Law. The New Tax Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced passive income of non-resident enterprises. However, the Implementation Rules reduced the rate from 20% to 10%, effective from January 1, 2008.
          The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. On October 27, 2009, the SAT promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner shall be a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of avoiding tax and dividend transfers and is not engaged in any actual operations from being a beneficial owner. It is still unclear how Circular 601 is being implemented in practice by the SAT or its local counterparts.
     Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
          On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.
C. Organizational Structure
          For a description of our organizational structure, see “Item 4. Information on the Company—A. History and Development of the Company.”
D. Property, Plants and Equipment
          Our corporate headquarters are located in Jinjiang City, Fujian Province, where we lease approximately 1,800 square meters of office space as well as a production facility with an aggregate gross floor area of approximately 4,469 square meters. As of the date of this annual report, we manage one flagship store in Jinjiang City with approximately 530 square meters of space leased from a third party.
     In October 2005, we signed a property lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of our founder, chairman and chief executive officer, Mr. Qiming Xu, relating to 18,000 square meters of property, which includes a manufacturing facility of 8,400 square meters, administrative areas of 1,800 square meters and employee residential areas of 4,800 square meters. The term of the lease is ten years starting from October 2005 and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.
ITEM 4A. UNRESOLVED STAFF COMMENTS
          None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.
A. Operating Results
Overview
          We are a leading provider of men’s business casual apparel in China. We design and manufacture men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. According to Frost & Sullivan, we ranked fifth in terms of retail sales revenues for the year ended December 31, 2009 within the men’s business casual apparel market in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.
          We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. All of our products are sold to customers in China and are sold under our Xiniya brand. We sell substantially all of our products to our distributors who then resell our products to retail customers through retail outlets managed or authorized by them. As of December 31, 2010, our products were sold at 1,404 authorized retail outlets, including 68 stores managed by our 26 distributors, 1,009 retail stores managed by 960 authorized retailers supervised by our 26 distributors, 326 department store concessions managed by 59 department store chains supervised by our 26 distributors as well as one flagship store directly operated by us. The department store concessions are discrete areas within department stores exclusively devoted to displaying and selling our products. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network, including department store concessions, are required to sell our products exclusively. We also have one flagship store owned and managed by us. In 2008, 2009 and 2010, we sold approximately 3,791,000, 5,104,000 and 5,615,000 units of garments, respectively, among which approximately 34.7%, 26.4% and 4.2%, respectively, were manufactured by us at our own production facility in Jinjiang City, Fujian Province. We outsourced the production of the rest of our products to PRC-based third party contract manufacturers.
          Our revenues increased from RMB479.7 million in 2008 to RMB672.1 million in 2009 and further to RMB899.3 million ($136.3 million) in 2010, representing a CAGR of 36.9%, and our net profit increased from RMB126.0 million in 2008 to RMB194.3 million in 2009 and further to RMB252.3 million ($38.2 million) in 2010, representing a CAGR of 41.5%.
Factors Affecting our Financial Performance and Results of Operations
          We believe the most significant factors affecting our financial performance are:
•	Economic growth, level of per capita disposable income and consumer spending patterns in the PRC;

•	Our relationships with, and the business performance of, our distributors and their authorized retailers and department store chains;

•	Our ability to maintain and enhance the recognition of our Xiniya brand;

•	Our ability to address the needs and preferences of our target consumers in a timely manner;

•	Seasonality;

•	Competition;

•	Our relationships with, and the performance of, our contract manufacturers; and

•	Taxation.
     Economic Growth, Level of Per Capita Disposable Income and Consumer Spending Patterns in the PRC
          We conduct all of our operations in the PRC and our financial results may be materially affected by changes in economic conditions, level of per capita disposable income and consumer spending patterns in the PRC. Economic growth in China contributes to the growth in disposable income and consumer spending, which is a critical driver for all consumer products, including ours. We believe that consumer purchasing power typically increases as a result of the increase in disposable income. In addition, the rapid development of the PRC economy increases opportunities for business and leisure travel in China, which creates significant demand for leisure and business menswear products. As the middle class in China is rapidly expanding along with the growth of the PRC economy, we believe both the number of our target consumers and their spending power will increase accordingly, which will positively contribute to our results of operations. On the other hand, any slowdown or decline in the PRC economy may adversely affect consumer demand in general and the demand for our products and therefore negatively affect our financial performance and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in the PRC—Fluctuations in consumer spending caused by changes in macroeconomic conditions in the PRC may significantly affect our business and financial performance.” In addition, any change in consumption patterns in the PRC or a less than expected increase in consumer spending for men’s leisure and business apparel could materially adversely affect our financial condition and results of operations.
     Our Relationships with, and the Business Performance of, Our Distributors and Their Authorized Retailers and Department Store Chains
          We sell substantially all of our products to our distributors who then resell our products to end consumers through retail outlets managed or authorized by them. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors and their authorized retailers and department store chains. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us or becomes bankrupt. We motivate our distributors by providing our top 20 performers in terms of total purchase value every year sales incentive rebates of a fixed percentage of their respective purchase values from us. Such rebates are settled by offsetting the accounts receivable from each of these top performers at the end of the year. In the years ended December 31, 2008, 2009 and 2010, we provided rebates to our top 20 distributors in an aggregate amount of RMB14.0 million, RMB18.6 million and RMB34.1 million ($5.2 million), respectively.
          Starting from February 2010, we began to restructure our authorized retail outlet network by transferring the department store chains as authorized retailers under the management and supervision of our distributors in charge of their respective jurisdictions. We completed the restructuring of our retail network by the end of 2010. All of the department store chains now purchase our products from our distributors instead of directly from us. We believe such change helps to eliminate competition within our distribution network and enhance the overall performance of this network as well as our customer management efficiency. We believe that the department store chains will benefit from the restructuring by receiving stronger support from the distributors. We expect the restructuring to have a positive impact on our revenue growth in the long term by enhancing the overall performance of our sales network. However, as a result of such restructuring, our reliance on distributors has increased. Our five largest distributors accounted for an aggregate of 24.3%, 19.7% and 28.5% of our revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Furthermore, the positive impact of the restructuring could be partially offset by the increase in the total amount of our sales rebates offered as a result of the increased purchase value attributable to the department store chains newly included in the respective jurisdictions of our distributors. Based on the historical revenues generated from sales to the department store chains, the additional rebates would have represented less than 1% of our total revenues, and we expect such impact to continue to be minimal.
          As we do not have direct contractual relationships with the operators of the retail outlets, we rely on the distributors to manage and supervise the operation of the retailers and on the department store chains to manage the retail concessions. These retail outlets have a significant influence on consumers’ perception of our products. Any deviation by the retailers from our retail policies may adversely impact the popularity of our products and our business reputation. In addition, we rely on our distributors and the department store chains to expand the sales networks of our products by opening more retail outlets themselves or developing more third-party retailers.
          Therefore, the achievement of our business goals and the expansion of our operations are dependent on our relationship with, our ability to supervise and manage, and the business performance of, our distributors and their retail networks. If we cannot maintain and strengthen our relationship with our distributors, or if a number of our distributors experience difficulties with their operations, our financial performance and results of operations may be materially adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely on distributors to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors could have a material adverse effect on our financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—A distributor’s failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Consumer sales of our products are conducted by distributors, authorized retailers and department store chains over whom we have limited control.”

     Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand
     We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We spent approximately RMB11.4 million, RMB4.5 million and RMB3.9 million ($0.6 million) on our advertising and marketing activities for the years ended December 31, 2008, 2009 and 2010, respectively, as our distributors have assumed responsibility for the marketing and promotion of our products. We also work closely with our distributors and their authorized retailers and department store chains in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program to the top 20 performers in terms of total purchase value from us every year. We plan to continue to work closely with our distributors and their authorized retailers and department store chains to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.”
     Our Ability to Address the Needs and Preferences of our Target Consumers in a Timely Manner
     Our target consumers are male working professionals between the ages of 25 and 45. The acceptance and popularity of our products among our target consumers are largely determined by our ability to satisfy their evolving needs for business and leisure travel, anticipate and reflect their rapidly changing fashion preferences in our products and price our products within an acceptable range. In this regard, we currently implement a policy to track the inventory levels of our distributors by requiring them to provide sales reports on a weekly basis, mainly to gather information regarding the market acceptance of our products so as to reflect consumer preferences in the design of our products for the next season. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors and their authorized retailers and department store chains experiencing lower sales volumes, lower selling prices and lower profits, which in turn could materially adversely affect our results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.”
     Seasonality
     Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our autumn and winter collections and experience lower sales for our spring and summer products due to seasonality of demand for business and leisure menswear and the differences in selling prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.”
     Competition
          The men’s retail apparel industry in China is highly competitive. We compete primarily with domestic men’s apparel brands on the bases of quality, design, the breadth of our authorized retail network, customer service and price. We have limited ability to set price levels of our products in our target markets, and we are therefore required to adjust the prices of our products from time to time to be comparable with the prevailing market prices of similar products offered by our competitors. We believe that our primary competitive advantages are consumer recognition of our brand name and our authorized retail network coverage in many second- and lower-tier cities in China. Our major competitors include, among others, Lilanz, Septwolves and K-

Boxing. We believe the intense competition in China’s men’s apparel industry will continue in the future. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and to maintain and increase our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and increase expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.”
     Our Relationships with, and the Performance of, our Contract Manufacturers
          We currently engage contract manufacturers to manufacture substantially all of our products, including suits, wool sweaters and jeans, which are then sold by us to our distributors. In 2008, 2009 and 2010, we had 38, 47 and 50 contract manufacturers, respectively, and outsourced the production of approximately 65.3%, 76.4% and 95.8% of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. We ceased the operation of four of our production lines at our manufacturing facility in Jinjiang City in January 2010 and, as a result, outsourced production as percentage of our total sales volume increased substantially in 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” As the cost of sales of outsourced production is generally higher than the cost of sales of our own production, our profit margin may be adversely affected as we outsource a larger portion of production to contract manufacturers in the future.
          We believe that our outsourcing arrangements allow us to leverage the expertise and resources of contract manufacturers, and meet the increasing demand for our products during peak production seasons. However, we are also subject to risks as a result of such outsourcing arrangement. For example, if an contract manufacturer determines to end its business relationship with us or fails to provide the required number of products meeting our quality standards in a timely manner, we may be forced to default under our agreements with our distributors, which could have an adverse effect on the sales of our products to end consumers at the retail outlets. Our reputation and brand name may also be adversely affected by possible violations of laws and regulations by our contract manufacturers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.”
Revenues
          Our revenues increased from RMB479.7 million in 2008 to RMB672.1 million in 2009 and further to RMB899.3 million ($136.3 million) in 2010, representing a CAGR of 36.9%, primarily due to the increase in the number of units of garments we sold and the increase in the average unit selling price of our products. The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(amounts in thousands, except average unit selling price)
Revenues	479,711	672,075	899,252	136,251
Cost of sales	(313,521)	(438,773)	(589,233)	(89,278)

Gross profit	166,190	233,302	310,019	46,973

Gross profit margin	34.6%	34.7%	34.5%	—
Number of units sold	3,791	5,104	5,615	—
Average unit selling price (1)	126.5	131.7	160.2	24.3

(1)	Average unit selling price is calculated by dividing the revenues for the year/period by the number of units sold. However, the price of any particular unit may vary significantly depending on the type of apparel and accessories.
     Breakdown of Revenues by Product Line
          We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our products feature progressive designs, high-tech fabrics and high quality craftsmanship that complement our sophisticated yet casual brand image.
          The table below sets forth a breakdown of our revenues by product line for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$
			(amounts in thousands, except for percentages)
Business casual	411,576	85.8%	622,538	92.6%	804,255	121,857	89.4%
Business formal	66,511	13.9%	42,567	6.3%	84,611	12,820	9.4%
Accessories	1,624	0.3%	6,970	1.1%	10,386	1,574	1.2%

	479,711	100.0%	672,075	100.0%	899,252	136,251	100.0%

          We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 85.8%, 92.6% and 89.4%, respectively, of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. In addition, our revenues from sales of our business casual apparel increased from RMB411.6 million in 2008 to RMB622.5 million in 2009 and further to RMB804.3 million ($121.9 million) in 2010, mainly attributable to the growth of the overall business casual apparel market in China and our ability to meet this increasing consumer demand for business casual apparel.
          Revenues from sales of our business formal apparel represented 13.9%, 6.3% and 9.4% of our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. The decrease in the percentage of our revenues from sales of our business formal apparel in 2009 reflected our increasing focus on business casual products. Our revenues from sales of accessories represented 0.3%, 1.1% and 1.2%, respectively, of our total revenues for the years ended December 31, 2008, 2009 and 2010.
     Breakdown of Revenues by Sales Channel
          We sell substantially all of our products to our distributors who then resell our products to retail consumers through retail outlets managed or authorized by them. We also sell our products through our flagship store at our headquarters located in Jinjiang City, Fujian Province. Before we completed the restructuring of our retail network at the end of 2010, we also sold a portion of our products directly to large department store chains in our target geographies.

          The table below sets forth the breakdown of our revenues by sales channel for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$
			(amounts in thousands, except for percentages)
Distributors	302,007	63.0%	413,858	61.6%	741,536	112,354	82.5%
Department store chains	174,728	36.4%	253,733	37.7%	154,183	23,361	17.1%
Flagship store	2,976	0.6%	4,484	0.7%	3,533	536	0.4%

	479,711	100.0%	672,075	100.0%	899,252	136,251	100.0%

          Revenues generated from sales to distributors accounted for 63.0%, 61.6% and 82.5%, respectively, of our total revenues for the years ended December 31, 2008, 2009 and 2010, while revenues generated from sales to department store chains represented 36.4%, 37.7% and 17.1%, respectively, of our total revenues during the same periods. In 2009, revenues generated from sales to distributors grew relatively slower than department store chains because the number of department store chains who joined our authorized retail network in 2009 exceeded the number of retail outlets newly opened by our distributors or their authorized retailers. In 2010, revenues generated from sales to distributors significantly increased partly as a result of our restructuring of our authorized retail outlet network by transferring the department store chains as authorized retailers under the management and supervision of our distributors in charge of their respective jurisdictions.
Operating Costs and Expenses
          The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues.

	For the Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$
				(amounts in thousands, except for percentages)
Cost of sales	313,521	65.4%	438,773	65.3%	589,233	89,278	65.5%
Selling and distribution expenses (1)	15,925	3.3%	8,744	1.3%	11,999	1,818	1.3%
Administrative expenses	6,813	1.4%	2,898	0.4%	10,108	1,531	1.2%

Total operating costs and expenses	336,259	70.1%	450,415	67.0%	611,340	92,627	68.0%

(1)	We do not hold significant inventories and do not incur significant purchasing, receiving or warehousing costs.
     Cost of Sales
          Cost of sales includes cost of raw materials, direct labor, overhead and sub-contracting expenses for our own manufacturing and purchases from our contract manufacturers. Sub-contracting expenses primarily consist of charges incurred in connection with sub-contracting arrangements, such as laundering of our raw cloth and finished products. Overhead costs consist primarily of fuel, indirect labor, electricity, depreciation of plant and machinery and rental expenses. Cost of sales also includes research and development expenses.
          In 2008, 2009 and 2010, we sold approximately 3,791,000, 5,104,000 and 5,615,000 units of garments, respectively, among which approximately 34.7%, 26.3% and 4.2%, respectively, were manufactured by us at our own production facility in Jinjiang City, Fujian Province.

           The following table sets forth a breakdown of our cost of sales for the periods indicated.

	For the Year Ended December 31,
	2008			2009			2010
		% of Cost of			% of Cost of				% of Cost of
		Our Own	% of Cost		Our Own	% of Cost			Our Own	% of Cost
	RMB	Production	of Sales	RMB	Production	of Sales	RMB	$	Production	of Sales
			(amounts in thousands, except for percentages)
Own production
Raw materials	80,739	75.9%	25.8%	85,543	74.6%	19.5%	16,230	2,459	69.4%	2.7%
Direct labor	15,842	14.9%	5.1%	20,561	17.9%	4.7%	4,066	616	17.4%	0.7%
Sub-contracting expenses	5,075	4.8%	1.6%	3,639	3.2%	0.8%	921	140	3.9%	0.2%
Overhead	4,674	4.4%	1.5%	4,969	4.3%	1.1%	2,173	329	9.3%	0.4%

Sub-total	106,330	100.0%	34.0%	114,712	100.0%	26.1%	23,390	3,544	100.0%	4.0%

Outsourced production Purchases	198,585	N/A	63.3%	314,296	N/A	71.6%	556,353	84,296	N/A	94.4%

Research and Development Expenses	8,260	N/A	2.6%	9,294	N/A	2.2%	8,588	1,301	N/A	1.5%

Tax	346	N/A	0.1%	471	N/A	0.1%	902	137	N/A	0.1%

Total	313,521	N/A	100.0%	438,773	N/A	100.0%	589,233	89,278	N/A	100.0%

          Cost of sales for our outsourced production accounted for 63.3%, 71.6% and 94.4% of our total cost of sales, respectively, in the years ended December 31, 2008, 2009 and 2010.
          The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
		Cost of		Cost of			Cost of
	Amount	Sales	Amount	Sales	Amount		Sales
	RMB		RMB		RMB	$
			(amounts in thousands, except for percentages)
Business casual	268,705	85.7%	405,309	92.4%	525,294	79,590	89.1%
Business formal	43,274	13.8%	28,107	6.4%	55,490	8,408	9.4%
Accessories	1,196	0.4%	4,886	1.1%	7,547	1,143	1.3%
Tax	346	0.1%	471	0.1%	902	137	0.2%

	313,521	100.0%	438,773	100.0%	589,233	89,278	100.0%

     Selling and Distribution Expenses
          Selling and distribution expenses primarily include advertising and promotion expenses, freight expenses, sales fair expenses and packaging expenses. Our selling and distribution expenses were RMB15.9 million, RMB8.7 million and RMB12.0 million ($1.8 million) in 2008, 2009 and 2010, respectively.
          We engaged Jacky Cheung, a well-known pop singer, as our brand spokesperson for our Xiniya brand in October 2007, which resulted in a significant increase in our advertising and promotion expenses from approximately RMB7.4 million in 2007 to RMB11.4 million in 2008. In addition, we recorded RMB4.5 million and RMB3.9 million, respectively, in advertising and promotion expenses in 2009 and 2010 in connection with the engagement of Jacky Cheung as our brand spokesperson. For the years ended December 31, 2008, 2009 and 2010, our advertising and promotion expenses represented 2.4%, 0.7% and 0.4%, respectively, of our revenues.
          We do not hold significant inventories and we do not incur significant purchasing, receiving or warehousing costs. We account for freight expenses as selling and distribution expenses, which consist of local transportation costs related to the delivery of our products to distributors. From 2008 to 2009, our freight expenses increased by 50.0% from RMB2.2 million to RMB3.3 million. In 2010, our freight expenses further increased by 57.8% to RMB5.2 million ($0.8 million). The continuous increase of freight expenses in 2009 and 2010 primarily resulted from our increased sales volume. For the years ended December 31, 2008, 2009 and 2010, freight expenses represented 0.5%, 0.5% and 0.6%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.
     Administrative Expenses
          Our administrative expenses were RMB6.8 million, RMB2.9 million and RMB10.1 million ($1.5 million) in 2008, 2009 and 2010, respectively, and consisted primarily of salaries, office rental, stamp duties, professional fees and other expenses.
          Salary payments to our staff decreased from approximately RMB2.4 million in 2008 to RMB1.8 million in 2009 primarily due to the decrease in the number of our administrative and production supervision personnel, while the increase in our salary payment to RMB4.2 million ($0.6 million) in 2010 was primarily due to the increase in the number of our administrative personnel. For the years ended December 31, 2008, 2009 and 2010, salaries represented 0.5%, 0.3% and 0.5%, respectively, of our revenues.
          In 2008, Fujian Xiniya paid approximately RMB3.2 million for trademark license fees. We acquired the Xiniya brand in 2009 and therefore did not incur any trademark license expenses in 2009 and 2010.
          As a result of our initial public offering, we incurred professional fees of RMB2.2 million ($0.3 million) in 2010 and share-based compensation expenses of RMB2.2 million ($0.3 million) in 2010 for certain employees. In addition, we recorded RMB0.4 million ($0.1 million) of losses on disposal of property, plant and equipment related to the closure of our outdated manufacturing facilities in January 2010.
Taxation
          See “Item 10. Additional Information—E. Taxation.”
Critical Accounting Policies and Estimates
          Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our financial statements, you should take into account:
•	our critical accounting policies discussed below;

•	the related judgment made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”
          See note 3 to our audited financial statements for additional information regarding our critical accounting policies.

Revenue Recognition
          We recognize our revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to us and when specific criteria have been met for each of our activities as described below.
          Sales of goods — distributors and department store chains Revenues are recognized upon delivery of products to distributors and department store chains, and when there is no unfulfilled obligation that could affect acceptance of products by distributors and department store chains. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department store chains. Delivery costs to distributors and department store chains incurred by us are recorded in selling and distribution expenses.
          Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these top performers at the end of the year. We accept product returns from distributors and department store chains for quality reasons and only if the distributors and department store chains follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 90 days for our distributors and the department store chains that sell our products, which is consistent with market practice. Credit terms for distributors and department store chains were 30 days from 2007 to November 2008, temporarily increased to 60 days for December 2008, reverted to 30 days from January 2009 to September 2009, and ranged from 30 to 90 days from October 2009 to the present.
          Sales of goods — retail We operate one flagship store for the sale of our products. Revenues generated from this outlet are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and department store chains who bear all related program costs.
          Interest income Interest income is recognized using the effective interest method.
     Impairment of Trade Receivables
          We assess the collectability of trade receivables. Such assessment is based on the credit history of our distributors at retail concessions and current market conditions. We reassess the impairment losses at each statement of financial position date and make provisions, if necessary.
     Net Realizable Value of Inventories
          Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of changed competitive conditions.
     Income Tax
          We are required to pay income taxes in the PRC. In order to determine the provision for income taxes, we have to exercise critical judgment. During the ordinary course of our business, there may be ultimate determinations on income taxes that contain uncertainty. We recognize liabilities for expected taxes based on our estimates of whether additional taxes may be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.
     Share-based Compensation
          In December 2010, we established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2010.
          In connection with our initial public offering in November 2010, Mr. Xu granted ordinary shares held by him to certain employees in recognition of their contributions to our growth in the past and in order to give them an equity-based incentive to encourage their continued employment with us.
          We will recognize share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the agreement between Mr. Xu and certain employees in our statement of comprehensive income based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award.
          The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results differ from estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.
          The fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan will be determined using option pricing models, which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised.
          For shares granted to employees, the fair value of the shares will be measured as the difference between the market price of our ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of the ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.
          The share-based compensation expenses will be categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.
Internal Control Over Financial Reporting
          Prior to our initial public offering, we were a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. We have identified, and our independent registered public accounting firm, has identified and communicated to us, material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include (i) a limited number of personnel with appropriate levels of accounting knowledge, experience and training in the application of IFRS commensurate with our financial reporting requirements; and (ii) insufficient policies and procedures to ensure that any and all expenses paid for by our controlling shareholder, Mr. Qiming Xu, are properly summarized, recorded and monitored.
          We have adopted several measures to improve our internal control over financial reporting, including (i) recruiting a chief financial officer in the second quarter of 2010 with extensive audit experience and knowledge of IFRS and establishing a training plan to ensure that our financial and accounting staff will be well versed with IFRS; and (ii) requiring our controlling shareholder, Mr. Qiming Xu, to provide supporting documents for any and all company expenses paid for by him on a timely basis. In December 2010, our Board of Directors established an audit committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit Committee.” Our audit committee now oversees our accounting and financial reporting processes and the audits of our financial statements, and the members of our audit committee satisfy the independence requirements of the NYSE. We believe that our audit committee performing its functions in accordance with its charter will help to remediate the material weaknesses identified above. Additionally, we are developing a comprehensive remediation plan that we expect to finalize and implement during 2011. When finalized and implemented, the plan is expected to include some of the following measures to remediate the material weaknesses identified:
•	Hire additional financial reporting and accounting personnel with relevant accounting experience, skills and knowledge in IFRS and SEC rules and regulations;

•	Engage, as necessary, a qualified external consultant with extensive experience in IFRS reporting and accounting to assist us in the supervision and review of the financial reporting process;

•	Develop a formal plan and program to assess the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act;

•	Develop a formal plan to provide applicable IFRS and SEC training for our financial and accounting staff;

•	Establish procedures to eventually eliminate any significant payments made on our behalf by our controlling shareholder and instead to have the company directly make any such payments; and

•	Develop a formal plan to ensure that any and all Company expenses paid for by our controlling shareholder are properly documented, summarized, recorded and monitored utilizing expense reports and other forms of documentation.
          When implemented and operated effectively for a sufficient period of time, we believe that these proposed controls will reduce the possibility of a material misstatement to a less than reasonably possible likelihood and will remediate the material weaknesses discussed above. We do not believe that the material weaknesses had a material effect on our financial condition or results of operations, or caused our financial statements as of and for the year ended December 31, 2010 to contain a material misstatement.
          However, although we have taken steps to strengthen our internal control system, they may not be sufficient to overcome these material weaknesses. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.
          We will continue to implement measures to remedy these material weaknesses as well as other deficiencies identified by our independent auditors and us in order to meet the deadline and requirements imposed by Section 404 of the Sarbanes-Oxley Act.
Results of Operations
          The following tables present our summary statements of operations for each of the years ended December 31, 2008, 2009 and 2010. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
		(amounts in thousands, except for percentages)

Revenues
Business casual	411,576	622,538	804,255	121,857
Business formal	66,511	42,567	84,611	12,820
Accessories	1,624	6,970	10,386	1,574

Total revenues	479,711	672,075	899,252	136,251

Operating Costs and Expenses
Cost of sales	(313,521)	(438,773)	(589,233)	(89,278)
Selling and distribution expenses	(15,925)	(8,744)	(11,999)	(1,818)
Administrative expenses	(6,813)	(2,898)	(10,108)	(1,531)

Total operating costs and expenses	(336,259)	(450,415)	(611,340)	(92,627)

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
		(amounts in thousands, except for percentages)

Operating Income	143,452	221,660	287,912	43,624
Interest income	677	793	847	128

Income Before Tax	144,129	222,453	288,759	43,752
Income tax expenses	(18,112)	(28,109)	(36,413)	(5,517)

Net Profit	126,017	194,344	252,346	38,235

Net profit margin (%)	26.3%	28.9%	28.1%
     Year ended December 31, 2010 compared to year ended December 31, 2009
          Revenues
          Our revenues increased by RMB227.2 million ($34.4 million) or 33.8% from RMB672.1 million in 2009 to RMB899.3 million ($136.3 million) in 2010. This increase was primarily attributable to an increase of 21.6% in the average unit selling price of our products from RMB131.7 to RMB160.2 ($24.3), due to adjustment of our product mix towards higher priced products as well as price adjustment for the impact of inflation on our raw material and labor costs, which resulted in an RMB159.9 million ($24.2 million) increase in revenues. In addition, our sales volume increased by 10.0% from approximately 5.1 million units to approximately 5.6 million units, which resulted in an RMB67.3 million ($10.2 million) increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our retail outlets and retail concessions from 1,181 as of December 31, 2009 to 1,404 as of December 31, 2010.
          Revenues generated from the sales of our business casual apparel products increased by RMB181.8 million ($27.5 million) or 29.2% from RMB622.5 million in 2009 to RMB804.3 million ($121.9 million) in 2010, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 22.4% in average unit selling price from RMB136.3 in 2009 to RMB166.9 ($25.3) in 2010, which resulted in an RMB147.2 million ($22.3 million) increase in revenues, as well as an increase of 4.3% in sales volume from approximately 4.6 million units in 2009 to approximately 4.8 million units in 2010, which resulted in an RMB34.6 million ($5.2 million) increase in revenues.
          Revenues generated from the sales of our business formal apparel products increased by RMB42.0 million ($6.4 million) or 98.6% from RMB42.6 million in 2009 to RMB84.6 million ($12.8 million) in 2010, due to an increase of 104.7% in sales volume from approximately 298,000 units in 2009 to approximately 610,000 units in 2010, which resulted in an RMB44.4 million ($6.7 million) increase in revenues, offset slightly by a 2.7% decrease in average unit selling price from RMB142.7 in 2009 to RMB138.8 ($21.0) in 2010, which resulted in an RMB2.4 million ($0.4 million) decrease in revenues.
          Revenues generated from the sales of our accessory products increased by RMB3.4 million ($0.5 million) or 48.6% from RMB7.0 million in 2009 to RMB10.4 million ($1.6 million) in 2010, due to an increase of 92.1% in average unit selling price from RMB29.2 in 2009 to RMB56.1 ($8.5) in 2010, which resulted in an RMB5.0 million ($0.8 million) increase in revenues, offset in part by a decrease of 22.3% in sales volume of our accessory products from approximately 238,000 units in 2009 to approximately 185,000 units in 2010, which resulted in an RMB1.6 million ($0.2 million) decrease in revenues.
          Cost of Sales
          Our cost of sales increased by RMB150.4 million ($22.8 million) or 34.3% from RMB438.8 million in 2009 to RMB589.2 million ($89.3 million) in 2010. Such changes were primarily due to an increase of RMB242.1 million ($36.7 million) or 77.0% in our cost of outsourced production from RMB314.3 million in 2009 to RMB556.4 million ($84.3) in 2010 as we shifted to more outsourced production and closed our outdated production facilities. Cost of outsourced production as a percentage of our total cost of sales increased from 71.6% in 2009 to 94.4% in 2010. However, the percentage of our cost of sales compared to our total revenues remained stable at 65.3% and 65.5% in 2009 and 2010, respectively. The average cost of sales per unit increased by 22.0% from RMB86.0 in 2009 to RMB104.9 ($15.9) in 2010. This was mainly due to the impact of inflation on our raw material and labor costs as well as adjustment of our product mix towards higher cost products.

          Cost of our own production decreased by RMB91.3 million ($13.8 million) or 79.6% from RMB114.7 million in 2009 to RMB23.4 million ($3.5 million) in 2010. Cost of our own production as a percentage of our total cost of sales decreased from 26.1% in 2009 to 4.0% in 2010.
          Selling and Distribution Expenses
          Our selling and distribution expenses increased by RMB3.3 million ($0.5 million) or 38.0% from RMB8.7 million in 2009 to RMB12.0 million ($1.8 million) in 2010, primarily due to increase in freight expenses, sales fair expenses and packaging expenses. Our freight expenses increased by RMB1.9 million ($0.3 million) or 57.6% from RMB3.3 million in 2009 to RMB5.2 million ($0.8 million) in 2010, primarily due to the increase in sales volume and higher frequency of delivery in 2010 as compared to 2009, and freight expenses as a percentage of revenue increased from 0.5% in 2009 to 0.6% in 2010. Sales fair expenses increased by RMB0.7 million ($0.1 million) or 350.0% from RMB0.2 million in 2009 to RMB0.9 million ($0.1 million) in 2010, mainly due to the increase in sales fair spending in view of higher sales orders placed in 2010 as compared to 2009. Our packaging expenses increased by RMB0.6 million ($0.1 million) or 120.0% from RMB0.5 million in 2009 to RMB1.1 million ($0.2 million) in 2010, primarily due to an increase in sales volume and higher frequency of delivery in 2010 as compared to 2009, while the percentage of packaging expenses to our total revenue remained at 0.1% in 2009 and 2010. The percentage of selling and distribution expenses compared to our total revenues remained at 1.3% in 2009 and 2010.
          Administrative Expenses
          Our administrative expenses increased by RMB7.2 million ($1.1 million) or 248.3% from RMB2.9 million in 2009 to RMB10.1 million ($1.5 million) in 2010 and the percentage of administrative expenses compared to our total revenues increased from 0.4% in 2009 to 1.2% in 2010. From 2009 to 2010, salaries and related costs increased by RMB2.4 million ($0.4 million) or 133.3% from RMB1.8 million in 2009 to RMB4.2 million ($0.6 million) in 2010, primarily due to the increase in the number of our administrative personnel. In 2010, as a result of our initial public offering, we incurred professional fees of RMB2.2 million ($0.3 million) and share-based compensation expenses of RMB2.2 million ($0.3 million). In addition, we recorded RMB0.4 million ($0.1 million) of losses on disposal of property, plant and equipment related to the closure of our outdated manufacturing facilities consisting of four production lines in January 2010.
          Income Tax Expense
          Income tax expense increased by RMB8.3 million ($1.3 million) or 29.5% from RMB28.1 million in 2009 to RMB36.4 million ($5.5 million) in 2010, mainly due to the increase in our taxable income as a result of the increase in our operating profit. Our effective tax rate remained at 12.6% in 2009 and 2010.
          Profit for the Year and Net Margin
          As a result of the foregoing factors, our net profit increased by RMB58.0 million ($8.8 million) or 30.1% from RMB194.3 million in 2009 to RMB252.3 million ($38.2 million) in 2010. Our net margin decreased from 28.9% in 2009 to 28.1% in 2010.
     Year ended December 31, 2009 compared to year ended December 31, 2008
          Revenues
          Our revenues increased by RMB192.4 million or 40.1% from RMB479.7 million in 2008 to RMB672.1 million in 2009. This increase was primarily attributable to an increase of 34.2% in our sales volume from approximately 3.8 million units to approximately 5.1 million units, which resulted in an RMB166.1 million increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our retail outlets and retail concessions from 1,008 as of December 31, 2008 to 1,181 as of December 31, 2009. In addition, the average unit selling price of our products increased by 4.1% from RMB126.5 to RMB131.7, due to our adjustment of our product mix towards higher priced products, which resulted in an RMB26.3 million increase in revenues.
          Revenues generated from the sales of our business casual apparel products increased by RMB210.9 million or 51.3% from RMB411.6 million in 2008 to RMB622.5 million in 2009, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 35.3% in sales volume from approximately 3.4 million units in 2008 to approximately 4.6 million units in 2009, which resulted in an RMB149.5 million increase in revenues, as well as an increase of 10.9% in average unit selling price from RMB122.9 in 2008 to RMB136.3 in 2009, which resulted in an RMB61.5 million increase in revenues.
          Revenues generated from the sales of our business formal apparel products decreased by RMB23.9 million or 36.0% from RMB66.5 million to RMB42.6 million, mainly due to a decrease of 22.8% in sales volume from approximately 387,000 units in 2008 to approximately 298,000 units in 2009 as a result of our strategic focus on business casual apparel instead of formal wear, which resulted in an RMB15.2 million decrease in revenues. In addition, the average unit selling price decreased by 17.1% from RMB172.1 in 2008 to RMB142.7 in 2009, which resulted in an RMB8.7 million decrease in revenues.
          Revenues generated from the sales of our accessory products increased by RMB5.4 million or 337.5% from RMB1.6 million to RMB7.0 million, due to a significant increase of 332.7% in the sales volume of our accessory products from approximately 55,000 units in 2008 to approximately 238,000 units in 2009, which resulted in an RMB5.5 million increase in revenues, offset in part by a decrease of 1.6% in average unit selling price from RMB29.7 in 2008 to RMB29.2 in 2009, which resulted in an RMB0.1 million decrease in revenues.
          Cost of Sales
          Our cost of sales increased by RMB125.3 million or 40.0% from RMB313.5 million in 2008 to RMB438.8 million in 2009. Such changes were primarily due to an increase of RMB115.7 million or 58.2% in our cost of outsourced production from RMB198.6 million in 2008 to RMB314.3 million in 2009. However, the percentage of our cost of sales compared to our total revenues remained at 65.3% in both 2008 and 2009. The average cost of sales per unit increased by 4.0% from RMB82.7 in 2008 to RMB86.0 in 2009. This was mainly due to the shift to more contract manufacturing. Cost of outsourced production as a percentage of our total cost of sales increased from 63.3% in 2008 to 71.6% in 2009.
          Cost of our own production increased by RMB8.4 million or 7.9% from RMB106.3 million in 2008 to RMB114.7 million in 2009. Cost of raw materials for our own production increased by 5.9% from RMB80.7 million in 2008 to RMB85.5 million in 2009.
          Selling and Distribution Expenses
          Our selling and distribution expenses decreased by RMB7.2 million or 45% from RMB15.9 million in 2008 to RMB8.7 million in 2009, primarily due to a decrease in advertising expenses. Our advertising expenses decreased substantially by 60.5% from RMB11.4 million in 2008 to RMB4.5 million in 2009, primarily due to our significant advertisement and promotion efforts in 2008 and a decrease in endorsement fees. The decrease in our advertising expenses was partially offset by an increase in our freight expenses, which increased by 50.0% to RMB3.3 million in 2009 from RMB2.2 million in 2008, primarily because we delivered more products to our distributors and department store chains as a result of the increase in our sales volume in 2009. The percentage of selling and distribution expenses compared to our total revenues decreased from 3.4% in 2008 to 1.3% in 2009.
          Administrative Expenses
          Our administrative expenses decreased by RMB3.9 million or 57.4% from RMB6.8 million in 2008 to RMB2.9 million in 2009 and the percentage of administrative expenses compared to our total revenues decreased from 1.4% in 2008 to 0.4% in 2009. From 2008 to 2009, salaries decreased by 19.0% from RMB2.1 million in 2008 to RMB1.7 million in 2009, primarily due to the decrease in the number of our administrative and production administration personnel. During the same period, other expenses decreased by 97.1% from RMB3.4 million in 2008 to RMB0.1 million in 2009, primarily due to payment by Fujian Xiniya of approximately RMB3.2 million to Shishi Xiniya as trademark license fees in 2008. We acquired the Xiniya brand in 2009 and therefore did not incur any trademark license expenses in 2009.
          Income Tax Expense
          Income tax expense increased by RMB10.0 million or 55.2% from RMB18.1 million in 2008 to

RMB28.1 million in 2009, mainly due to the increase in our taxable income as a result of the increase in our operating profit. Our effective tax rate remained at 12.6% in 2008 and 2009.
          Profit for the Year and Net Margin
          As a result of the foregoing factors, our net profit increased by RMB68.3 million or 54.2% from RMB126.0 million in 2008 to RMB194.3 million in 2009. Our net margin also increased from 26.3% in 2008 to 28.9% in 2009.
B. Liquidity and Capital Resources
Liquidity
          Our ongoing cash requirements include payments of our employees’ salaries and benefits, office and manufacturing facility rentals, payment to our contract manufacturers and other operational expenses. Our anticipated cash needs also include costs associated with the expansion of our business and our sales force and our working capital requirements. We have financed our operations primarily through capital contributions and cash flows from operations.
          We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2010, a total of RMB599.1 million ($90.8 million), including RMB529.7 million ($80.3 million) of registered capital and RMB69.4 million ($10.5 million) of statutory reserves, was not available for distribution to us in the form of dividends.
          The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(amounts in thousands)

Net cash generated by operating activities	117,964	99,769	191,576	29,027
Net cash generated by investing activities	—	—	394	60
Net cash (used in) generated by financing activities	(61,381)	(114,106)	528,525	80,079
Cash and cash equivalents at beginning of period	100,056	156,639	142,302	21,561
Cash and cash equivalents at end of period	156,639	142,302	862,797	130,727
          As of December 31, 2010, our cash and cash equivalents amounted to RMB862.8 million ($130.7 million), which included approximately RMB519.9 million ($78.8 million) in net proceeds from our initial public offering. Our cash and cash equivalents consist of cash on hand and cash deposited in banks. We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.
     Cash Flow Generated By Operating Activities
          Our net cash generated by operating activities primarily consists of profit before taxation, as adjusted by depreciation of property, plant and equipment, interest income and changes in assets and liabilities, which include inventories, trade receivables, other receivables and prepayment, trade payables, accruals and other payables.
          Our net cash generated by operating activities in the year ended December 31, 2010 was RMB191.6 million ($29.0 million), which primarily consisted of profit before taxation of RMB288.8 million ($43.8 million), a decrease in inventories of RMB5.4 million ($0.8 million), an increase in trade payables of RMB18.3 million ($2.8 million) and an increase in accrued liabilities and other payables of RMB12.5 million ($1.9 million), as adjusted by (i) an increase in trade receivables of RMB93.5 million ($14.2 million) due to the increase in sales volume and average unit selling prices as well as higher utilization of credit terms we offered to our customers; (ii) an increase in other receivables and prepayments of RMB8.4 million ($1.3 million); and (iii) income tax payments of RMB34.4 million ($5.2 million). Our inventory turnover ratio has remained relatively consistent at 5 days and 6 days, and our trade payables turnover ratio decreased from 31 days to 23 days for the years ended December 31, 2009 and 2010, respectively. The decrease in our trade payables turnover ratio is primarily attributable to our earlier payments to vendors as a result of the general increase in our available cash balances. Our trade receivables turnover ratio increased from 48 days to 71 days for the years ended December 31, 2009 and 2010, respectively, which was in part due to higher utilization of credit terms by our customers. See note 8 to our audited financial statements for additional information regarding our trade receivables.
          Our net cash generated by operating activities in the year ended December 31, 2009 was RMB99.8 million, which primarily consisted of profit before taxation of RMB222.5 million, as mainly adjusted by an increase of trade receivables of RMB77.2 million resulting from the extension of credit terms granted by us to our distributors from 60 days in 2008 to 90 days in 2009 primarily to afford them with greater liquidity as they grew in size and purchase volume, an increase in trade payables of RMB15.7 million caused by the change in the timing of payment arrangement, as well as income tax payments of RMB23.5 million. To date, the extended credit terms have not significantly impacted our liquidity and capital position, primarily because of the mitigating effects of the overall increase in sales volume. Our working capital as of December 31, 2009 was approximately RMB225.6 million. As of December 31, 2009, approximately 11.3% of our accounts receivable were overdue (referring to amounts owed by customers that have exceeded their respective credit terms). These overdue accounts receivable were related to sales made in October 2009 and were collected within the first quarter of 2010. To ensure timely payments by our customers, we closely monitor our outstanding trade receivables and maintain regular communications with our distributors and the department store chains that sell or have sold our products. As a result, we have not had any overdue receivables for sales made since the end of 2009. We expect to continue to offer our existing credit terms to our customers and these terms are believed to be in line with market practice. In addition, other receivables and prepayments decreased by RMB4.5 million in 2009 mainly due to amortization of expenses incurred in connection with our endorsement contract with Jacky Cheung. In addition, inventory increased by RMB7.5 million in 2009 due to the timing of the delivery of our products to our customers as certain orders received prior to December 31, 2009 were delivered in January 2010. We seek to maintain a minimum level of inventory. We generally deliver our products to our customers within 10 days upon receipt of the goods from our contract manufacturers and within 10 days upon completion of products manufactured by us. Except for the inventory maintained at our flagship store, we only manufacture or outsource the production of our products to contract manufacturers based on orders placed by our customers.
          Our net cash generated by operating activities in the year ended December 31, 2008 was RMB117.9 million, which primarily consisted of profit before taxation of RMB144.1 million, an increase in trade payables of RMB32.8 million and an increase in accruals and other payables of RMB9.1 million, mainly offset by an increase in trade receivables of RMB50.7 million, as well as income tax payments of RMB10.9 million. The increase in trade receivables in 2008 was primarily a result of our extension of more preferable credit terms to our distributors to assist them during the global economic downturn. The increase in trade payables in 2008 was primarily due to the extended credit periods provided by our suppliers to us during the global economic downturn. The increase in other receivables and prepayments of RMB4.2 million in 2008 primarily consisted of prepaid expenses in connection with our endorsement contract with Jacky Cheung. The increase in other payables and accruals of RMB9.1 million in 2008 was mainly due to an increase in payables of sales rebates and value-added taxes as a result of increased sales volume.
     Cash Flow Provided by (Used in) Investing Activities
          We did not conduct any major investing activities in any of the years ended December 31, 2008, 2009 and the 2010. Our net cash from investing activities for the year ended December 31, 2010 was RMB0.4 million ($0.1 million), which consisted of proceeds from the disposal of a plant and equipment in connection with our cessation of four production lines in January 2010.
     Cash Flow Provided by (Used in) Financing Activities
          Our net cash used in financing activities consisted primarily of the dividends we paid to our shareholders, as mainly adjusted by any decreases in advances to directors and any increases in our share capital.
          In the year ended December 31, 2010, our net cash provided by financing activities was RMB528.3 million ($80.0 million), which mainly consisted of proceeds from the initial public offering of our ADSs of

RMB519.6 million ($78.7 million) and an increase in amounts owed to a director of RMB8.7 million ($1.3 million), as certain expenses related to our initial public offering were paid by him on our behalf.
          In the year ended December 31, 2009, our net cash used in financing activities was RMB114.1 million, primarily due to the dividend payment of RMB113.3 million.
          In the year ended December 31, 2008, our net cash used in financing activities was RMB61.4 million, which consisted of the dividend payment of RMB62.3 million, partially offset by a decrease in advance to directors of RMB0.9 million.
Capital Resources
          Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other ways to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.
C. Research and Development
          We have not made, and do not expect to make significant expenditures on research and development. See “Item 4. Information on the Company—B. Business Overview—Design and Merchandising” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”
D. Trend Information
          Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
          As of December 31, 2010, we did not have any off-balance sheet commitments or arrangements. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations as of December 31, 2010.

	Payments Due By Period
		Less Than		More Than
	Total	1 Year	1-5 Years	5 Years
	(RMB in thousands)

Operating Lease Commitments	4,920	984	3,936	—
Purchase Commitments	23,170	23,170	—	—
          Such contractual obligations are all based on the lease agreement we entered into with Shishi Xiniya for our manufacturing facility in Jinjiang City, Fujian Province. We place purchase orders with our contract manufacturers on a monthly basis and receive the finished goods in the following month. As of December 31, 2010, we had purchase commitments of RMB23.2 million ($3.5 million) for purchase orders placed with our contract manufacturers. We did not borrow from any banks or financial institutions in any of the years ended December 31, 2008, 2009 or 2010.
G. Safe Harbor
          See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Qiming Xu	42	Chairman and Chief Executive Officer
Kangkai Zeng	36	Director and Chief Operating Officer
Peter M. McGrath	61	Independent Director
Kim Yoke Ng	57	Independent Director
Bin Yang	49	Independent Director
Mingjiang Liu	38	Deputy General Manager and Sales and Marketing Director
Chee Jiong Ng	40	Chief Financial Officer
Qiwen Yang	37	Chief Designer
Chongchun Wang	41	Chief Production Officer
          Mr. Qiming Xu, age 42, is the founder, chairman of our board of directors and chief executive officer of our company. Mr. Xu has approximately 23 years of experience in China’s men’s apparel industry. He began to manage his family’s garment business in 1987 and has engaged in the wholesale men’s apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.
          Mr. Kangkai Zeng, age 36, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men’s apparel industry for more than 14 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the company’s business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.
          Mr. Peter M. McGrath, age 61, is an independent director of our company. Mr. McGrath has served as the executive vice president and director of product development and sourcing for J.C. Penney Company, Inc. since 2005. He joined J.C. Penney in 1973 and held various positions, including senior vice president and director of product development and sourcing from 2001 to 2005, vice president and director of quality and sourcing from 1997 to 2001, divisional vice president and director of product development in children’s division from 1992 to 1997, and merchandise manager of men’s sportswear from 1990 to 1992. Mr. McGrath has over 25 years of experience in China trade and currently serves as chairman of the U.S. Association of Importers of Textile and Apparel. Mr. McGrath is also a member of the executive board for the U.S. Department of Agriculture Cotton Board and the chairman of the National Retail Federation. Mr. McGrath received his bachelor’s degree in English Literature from the University of Dayton.
          Ms. Kim Yoke Ng, age 57, is an independent director of our company. From 2001 to June 30, 2010, Ms. Ng was the managing partner of the Tianjin Branch of PricewaterhouseCoopers (“PwC”). Prior to 2001, Ms. Ng worked more than 30 years in PwC’s Malaysia, Hong Kong and Beijing offices, serving as the lead partner covering the technology, communications, entertainment and media sectors and the lead partner of PwC’s North

China Corporate Financing and M&A Group. Ms. Ng also served as a member of the board of directors and the management board of PwC China and as a member of the Greater China Partner Management Committee of PwC. She has extensive experience in finance and accounting, and has advised many Chinese state-owned enterprises on their initial public offerings in mainland China, Hong Kong, the United States, Canada and Singapore. Ms. Ng completed a program in accounting leading to membership in the Malaysian Institute of Accountants and the Malaysian Association of Certified Public Accountants.
          Professor Bin Yang, age 49, is an independent director of our company. Professor Yang has served as the president of the University of Minjiang in Fujian Province, China since August 2002. Prior to joining the University of Minjiang, Professor Yang held various administrative positions at Xiamen University from 1991 to 2002, including deputy provost of the university, dean of the Oujiang college and the Jinjiang college, and deputy dean of the department of finance and banking. Professor Yang has been qualified as a supervisor for doctoral degree candidates since 1996. He was conferred full professorship at Xiamen University in 1993. Professor Yang is a member of the International Fiscal Association and is currently appointed as a councilor or consultant for various organizations and governmental agencies, including the China Taxation Association, the China Institute of International Taxation and the People’s Government of Fujian Province. He is also a member of the tenth and the eleventh People’s Congress of Fujian Province. Professor Yang received a bachelor’s degree, master’s degree in Economics, and Ph.D. in Economics, all from Xiamen University.
          Mr. Mingjiang Liu, age 38, is the deputy general manager and sales and marketing director for our company. Mr. Liu has more than 15 years of experience in garment marketing management. He was appointed as our deputy general manager in 2006 and his responsibilities include management of daily marketing affairs, formulation and supervision of the implementation of the annual sales plan and annual sales expenses, brand promotion, market development and market maintenance. From 2004 to 2006, Mr. Liu served as marketing manager of Fujian Tries Group Co., Ltd. and from 1995 to 2004, he worked as the general manager of the Beijing Branch of Fujian Tries Group Co., Ltd. Mr. Liu attended the incentive mechanism training program of Chen Anzhi International Training Institute in 2005 and the performance management training program of U-Progress International Education Group in 2004. Mr. Liu received a bachelor’s degree in Marketing from Zhejiang Gongshang University.
          Mr. Chee Jiong Ng, age 40, joined our company as our chief financial officer in June 2010. Mr. Ng has 15 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.
          Mr. Qiwen Yang (also known as Zi Yang ), age 37, is the chief designer of our company. Mr. Yang was named one of China’s top ten fashion designers by the China Fashion Association in 2006, and he is also a member of the Chinese Arts Council and a director of the Asia Fashion Federation. He has been our chief designer since October 2006 and his responsibilities include annual product research and development planning. From 2005 to September 2006, he was the design supervisor at Fujian Tries Group Co., Ltd. and from 2004 to 2005, he served as chief designer at Dancing with Wolves (Quanzhou) Garments Co., Ltd. Mr. Yang studied at the Tianjin College of Textile Engineering and received a bachelor’s degree in Garment Design in 1995.
          Mr. Chongchun Wang, age 41, is the chief production officer of our company. Mr. Wang has 20 years of experience in garment production management. He has been our chief production officer since February 2011. Prior to joining our company, Mr. Wang served as production director at Shishi Edenbo Garment Development Co., Ltd., where he was responsible for overall garment production management. From 2006 to 2008 and from 2000 to 2005, Mr. Zhang served as assistant production director at Fujian Xiniya and Shishi Xiniya, respectively, and his responsibilities included organizing and implementing production plans as well as tracking and managing product deliveries. Mr. Wang studied at the Overseas Chinese University in Quanzhou, Fujian Province and received a bachelor’s degree in Electrical Engineering in 1992.

          The business address of each of our directors and executive officers is c/o China Xiniya Fashion Limited, Xiniya Industry Mansion, Xintang Development Area, Jinjiang City, Fujian Province 362200, People’s Republic of China.
B. Compensation
Compensation of Directors and Executive Officers
          Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors. In addition, we make statutory contributions to a number of social insurance schemes for our executive officers.
          Mr. Qiming Xu, our controlling shareholder and chairman, has agreed to grant to each of Mr. Kangkai Zeng, Mr. Chee Jiong Ng, Mr. Qiwen Yang and Ms. Meiting Cai certain of our ordinary shares held by him according to a pre-determined schedule of grants. The grant to each of these executive officers represents less than 1% of our outstanding ordinary shares.
          In 2010, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB1.0 million ($0.2 million) and the total social insurance contributions made for our executive officers was approximately RMB22,000 ($3,333). Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2010.
2010 Equity Incentive Plan
          We adopted an equity incentive plan effective upon the completion of our initial public offering. Our 2010 equity incentive plan provides for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2010 equity incentive plan is 23,200,000. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
          Options. The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant except pursuant to a transaction under Section 424(a) of the Internal Revenue Code. However, the exercise price of all other options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator of our 2010 equity incentive plan determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months.
          Restricted shares. Restricted share awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of restricted shares granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.
          Share appreciation rights. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the date of grant and the exercise date. The exercise price of share appreciation rights granted under our plan may be as determined by the administrator. Share appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

          Performance units and performance shares. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.
          Restricted share units. Restricted share units are similar to awards of restricted shares, and are typically settled when the award vests or at some later date if the date of settlement is deferred. Restricted share units may consist of restricted shares, performance shares or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.
          Amendment and termination. Our 2010 equity incentive plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.
C. Board Practices
Board of Directors
          Our board of directors currently consists of five directors. Three independent directors joined the board upon the completion of our initial public offering. We have a majority of independent directors serving on our board of directors.
Terms of Directors and Executive Officers
          Our directors are not subject to a term of office and will hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Mr. Qiming Xu has served as our director since June 24, 2010. Mr. Kangkai Zeng has served as our director since October 15, 2010. Mr. Peter M. McGrath, Ms. Kim Yoke Ng and Professor Bin Yang have served as our directors since November 29, 2010. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.
Committees of the Board of Directors
          We established an audit committee, a compensation committee and a nominating and corporate governance committee upon the completion of our initial public offering.
     Audit Committee
          Our audit committee consists of Mr. Peter M. McGrath, Ms. Kim Yoke Ng and Professor Bin Yang and is chaired by Ms. Ng, a director with accounting and financial management expertise as required by the relevant rules set forth in the Listed Company Manual of the New York Stock Exchange, or the NYSE Rules. Each of Mr. McGrath, Ms. Ng and Professor Yang satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.
     Compensation Committee
          Our compensation committee consists of Mr. Peter M. McGrath, Ms. Kim Yoke Ng and Professor Bin Yang and is chaired by Ms. Ng. All of these directors satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
     Nominating and Corporate Governance Committee
          Our nominating and corporate governance committee consists of Mr. Peter M. McGrath, Ms. Kim Yoke Ng and Professor Bin Yang and is chaired by Ms. Ng. All of these directors satisfy the “independence” requirements of the NYSE Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Interested Transactions
          A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter, unless he or she is disqualified to vote by the chairman of the relevant board meeting.
Remuneration and Borrowing
          The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
Qualification
          There is no shareholding qualification for directors.
Employment Agreements
          We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time for certain acts of such executive officer, including but not limited to a conviction of a felony, or any gross negligence by the executive officer in connection with the performance of his or her duties that have resulted in material and demonstrable financial harm to us. Upon termination for cause, the executive officer is entitled to the base salary only. We may terminate the employment agreement at any time without cause and upon termination without cause, the employee is generally entitled to a severance payment. An executive officer may resign from our company, in which case such executive officer is generally entitled to his or her base salary only.
          Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.
D. Employees
          We had 734, 701 and 317 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth by function the number of our employees as of December 31, 2010:

As of December 31,
Functions	2010

Sales & Marketing	48
Production	206
Product Development	26
Administration	37

Total	317

          Our number of employees decreased significantly in 2010 as we ceased operation of four of our production lines at our manufacturing facility in Jinjiang City in January 2010 due to our plans to phase out our outdated manufacturing facilities.
          We offer our employees competitive compensation packages and various training programs, and as a result we have been able to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.
          As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of March 1, 2011, Fujian Xiniya has paid all required social contributions since February 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.” The total amount of contributions we made to employee benefit plans for the years ended December 31, 2008, 2009 and 2010 was approximately RMB1.6 million, RMB1.9 million and RMB0.7 million ($0.1 million), respectively.
E. Share Ownership
          The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this annual report, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned (1)(2)
	Number	%

Directors and Executive Officers
Qiming Xu (3)	133,884,000	57.7
Kangkai Zeng (4)	116,000	0.1
Mingjiang Liu	—	—
Chee Jiong Ng	—	—
Qiwen Yang	—	—
Qifa Zhang	—	—
All directors and executive officers as a group	134,000,000	57.8
Principal Shareholders
Tung Kwo Li (5)	12,000,000	5.2

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days.

(2)	Percentage of beneficial ownership of each listed person is based on 232,000,000 ordinary shares outstanding as of the date of this annual report.

(3)	Consists of 134,000,000 shares held by Qiming Investment Limited, a British Virgin Islands Company. Mr. Qiming Xu is the sole director of Qiming Investment Limited.

(4)	Consists of 116,000 shares granted by Mr. Qiming Xu upon the completion of our initial public offering.

(5)	Mr. Tung Kwo Li is a resident of Hong Kong and the address of Mr. Tung Kwo Li is Room 3607, Tower One, Lippo Centre, 89 Queensway, Hong Kong.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
          Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
          As of December 31, 2010, we had 232,000,000 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 8,000,000 ADSs or approximately 13.8% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.
          None of our existing shareholders has voting rights that differ from the voting rights of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly, not disclosed in this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
B. Related Party Transactions
          After the completion of our initial public offering on November 29, 2010, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2008 up to the date of this annual report.
Acquisition of Trademarks from Shishi Xiniya
          In August 2008 and March 2009, we acquired for nil consideration from Shishi Xiniya, our predecessor that used to be managed by the family of our founder, chairman and chief executive officer, Mr. Qiming Xu, more than 30 trademarks registered in the PRC and one trademark registered in Hong Kong, all relating to our Xiniya brand. In addition, Shishi Xiniya assigned to us for nil consideration four trademark registration applications it has filed with the relevant trademark registration authorities. We were able to acquire these trademarks and trademark registration applications because the proprietary rights underlying such registered trademarks and trademark registration applications had been retained by Mr. Qiming Xu when Mr. Xu and his father disposed of their equity interests in Shishi Xiniya to a third party. As a result, Mr. Xu was able to cause Shishi Xiniya to transfer all such registered trademarks and trademark registration applications to Fujian Xiniya for nil consideration.
          In 2008, we used the Xiniya trademark through a license agreement, and paid a trademark royalty fee of RMB3.2 million. In 2007, we used the Xiniya trademark for nil consideration.
Lease of Facilities from Jinjiang Xiniya
          In October 2005, we signed a property lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of our founder, chairman and chief executive officer, Mr. Qiming Xu, relating to 18,000 square meters of property, which includes a manufacturing facility of 8,400 square meters, administrative areas of 1,800 square meters and employee residential areas of 4,800 square meters. The term of the lease is ten years through December 2015 and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.
Transactions between Mr. Qiming Xu and Mr. Hing Tuen Wong
          In June 2010, Mr. Qiming Xu and Mr. Hing Tuen Wong formally agreed to offset amounts owed by our company to Mr. Xu against amounts owed to our company by Mr. Wong. Gross amounts owed by Mr. Wong to our company were RMB3.0 million and RMB3.8 million as of December 31, 2008 and 2009, respectively, and gross amounts owed to Mr. Xu by our company were RMB2.9 million and RMB2.9 million as of December 31, 2008 and 2009, respectively. All amounts were unsecured, interest-free and due on demand. After such offsetting, the net amount owed by Mr. Wong as of December 31, 2009 was RMB0.9 million, which was fully repaid to our company on June 18, 2010.
Other Transactions with Mr. Qiming Xu
          During the year ended December 31, 2010, Mr. Qiming Xu paid on our behalf the equivalent of RMB9.6 million ($1.5 million) in foreign currency to facilitate the prompt payment of certain expenses payable in foreign currency, including expenses related to our initial public offering, as payment from our RMB-denominated accounts would have taken a longer time to clear due to foreign exchange restrictions in China. These amounts are unsecured, interest-free and due on demand.
C. Interests of Experts and Counsel
          Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
          See “Item 18. Financial Statements.”
Legal and Administrative Proceedings
          We are currently not involved in any legal or administrative proceedings that, individually or in the aggregate, are expected to have a potential material adverse effect on our financial position or profitability, and we are not aware of any pending or threatened legal or administrative proceedings against us that could have such an effect.
Dividend Policy
          Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
          We are a holding company, and we rely on dividends paid by our operating subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiary, Fujian Xiniya, only out of its accumulated profits as determined in accordance with accounting standards and regulations in China. Fujian Xiniya is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve fund reaches 50% of its registered capital. Fujian Xiniya is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors. These funds are not distributable in cash dividends.
B. Significant Changes
          Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
          Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.” The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 23, 2011 was $4.52 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2010 Fourth Quarter (from November 23, 2010)	11.44	8.65
November	11.44	9.75
December	11.10	8.65
2011 First Quarter
January	10.05	5.56
February	6.09	4.62
March (through March 23, 2011)	4.58	4.10
B. Plan of Distribution
          Not applicable.
C. Markets
          Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.”
D. Selling Shareholders
          Not applicable.
E. Dilution
          Not applicable.
F. Expenses of the Issue
          Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
          Not applicable.
B. Memorandum and Articles of Association
          We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-170368), as amended. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on November 4, 2010. Our amended and restated memorandum and articles of association became effective on November 29, 2010.
C. Material Contracts
          We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls
          The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” for information regarding foreign exchange controls in the PRC.
E. Taxation
Cayman Islands Taxation
          The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
PRC Taxation
          The following discussion describes the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the New Tax Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “actual management” within the PRC is considered a PRC tax resident enterprise. The “actual management” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by foreign shareholders may be regarded as income from “sources within the PRC” and may be subject to a 10% withholding tax, subject to reduction by an applicable treaty.
United States Federal Income Taxation
          The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present U.S. law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
          The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction; or

•	persons that actually or constructively own 10% or more of our voting stock.
          The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are:
•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) located or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
          If you are a partner in a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in partnerships holding ADSs or ordinary shares should consult their own tax advisors as to the U.S. federal income tax consequences of their investment in ADSs or ordinary shares.
          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
     Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
          Subject to the PFIC rules discussed below, the gross amount of all of our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
          With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

          Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
          If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, as described under “—PRC Taxation,” such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.
          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.
     Taxation of Disposition of ADSs or Ordinary Shares
          Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, as described under “—PRC Taxation,” a U.S. Holder would only be able to claim a foreign tax credit for the amount withheld to the extent that such U.S. Holder has foreign source income. However, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gains as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.
     Passive Foreign Investment Company
          A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
          For the purposes of the PFIC tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
          We believe that we were not a PFIC for the taxable year ended December 31, 2010. However, a separate determination must be made at the close of each year as to whether we are a PFIC. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we raised in our initial public offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

          If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
          The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
          If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of our equity that you own bears to the value of all of our equity, and you may be subject to the rules described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
          Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.
          The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs were we to be or become a PFIC. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, if we are or become a PFIC, then you may continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

          If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by the U.S. Treasury in future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, or any reportable election. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, if we are or become a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.
          You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
     Information Reporting and Backup Withholding
          Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.
     Recent Legislative Developments
          Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include our ADSs or ordinary shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ADSs or ordinary shares.
F. Dividends and Paying Agents
          Not applicable.
G. Statement by Experts
          Not applicable.
H. Documents on Display
          We have filed this annual report on Form 20-F, including exhibits, with the SEC. As permitted by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
          You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

          The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information concerning registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.
          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
          Our financial statements have been prepared in accordance with IFRS. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS.
I. Subsidiary Information
          For a list of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Foreign Exchange Risk
          Our financial statements are expressed in Renminbi. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People’s Bank of China announced the adoption of certain measures to further reform the currency system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. Such measures may lead to the further appreciation of the Renminbi. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which also could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.
          Substantially all of our sales are denominated in Renminbi. As we rely entirely on dividends paid to us by our operating subsidiary in the PRC, any significant revaluation of the Renminbi may have a material effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we determine to convert our Renminbi profits into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Commodity Price Risk
          The principal raw materials used in our products are fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons. We are exposed to fluctuations in the prices of these raw materials, which are affected by regional supply and demand conditions. There were significant increases in the pricing levels of some of our principal raw materials, such as cotton, in 2010, which may continue in 2011. We may not be able to pass on the increased costs of raw materials, including increased costs from our contract manufacturers, to our distributors. Fluctuations in the prices of raw materials could adversely affect our financial performance. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes.

Interest Rate Risk
          Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits or investment products provided by domestic banks. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
          Not applicable.
B. Warrants and Rights
          Not applicable.
C. Other Securities
          Not applicable.
D. American Depositary Shares
Fees and Charges Payable to the Depositary
          Deutsche Bank Trust Company Americas, the depositary of our ADS facility, may charge the following service fees, provided, however, that no fees shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the New York Stock Exchange, upon which the ADSs are listed:

Service	Fees
•   Issuance or distribution of ADSs, including distributions made pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to $0.05 per ADS issued

• Surrender of ADSs for cancellation and withdrawal of deposited securities, including cash distributions made pursuant to a cancellation or withdrawal	Up to $0.05 per ADS surrendered

• Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements (not made pursuant to a cancellation or withdrawal)	Up to $0.05 per ADS held

• Distribution of ADSs upon the exercise of rights	Up to $0.05 per ADS issued

• Operation and maintenance costs in administering the ADSs	Up to $0.05 per ADS held, such fee to be assessed against holders of record on an annual basis as of the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions

          Holders and beneficial owners of our ADSs, as well persons depositing our ordinary shares and persons surrendering ADSs for cancellation and for withdrawal of deposited securities, will be required to pay the following charges:
•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of our ordinary shares or other deposited securities on the share register and applicable to transfers of our ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing our ordinary shares or the holders and beneficial owners of our ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our ordinary shares, the deposited securities, ADSs and ADRs;

•	the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	any additional fees, charges, costs or expenses that may be incurred by the depositary from time to time.
          The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
          The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
          In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
Fees and Payments From the Depositary to Us
          The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2010, we received from the depositary reimbursement totaling $880,000 for our ADR program-related expenses, including investor relations expenses.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          See “Item 10. Additional Information” for a description of the rights of holders of our ordinary shares, which remain unchanged.
          We completed our initial public offering of 32,000,000 ordinary shares, represented by 8,000,000 ADSs, at $11.00 per ADS on November 29, 2010, after our ordinary shares and ADSs were registered under the Securities Act and all of the registered securities were sold. The aggregate price of the offering amount registered and sold was $88.0 million, of which we received net proceeds of approximately $79.6 million. The effective date of our registration statement on Form F-1 (File No. 333-170368) was November 22, 2010.
          Total expenses incurred for our account in connection with our initial public offering were approximately $8.4 million, including approximately $6.2 million for underwriting discounts and commissions and approximately $2.2 million for other expenses. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
          We have not used the net proceeds received from our initial public offering as of December 31, 2010.
          To the extent that the net proceeds we received from our initial public offering are not immediately applied for the above purposes, we intend to invest the net proceeds to us in short-term bank deposits, direct or guaranteed obligations of the U.S. government or other short-term money market instruments.
          As of December 31, 2010, we had total cash, cash equivalents and bank deposits in the amount of RMB862.8 million ($130.7 million).
          None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
          Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Annual Report on Internal Control Over Financial Reporting
          Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with international financial reporting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with international financial reporting standards, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
          Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation and presentation of consolidated financial statement and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. See “Item 3. Key Information — D. Risk Factors” for further discussion regarding internal controls.
Changes in Internal Control Over Financial Reporting
          Other than the hiring of our chief financial officer in June 2010 and the establishment of our audit committee in November 2010, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our board of directors has determined that Ms. Kim Yoke Ng qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”
ITEM 16B. CODE OF ETHICS
          Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-170368). We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
          The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GHP Horwath, P.C., our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to GHP Horwath, P.C. during the periods indicated below.

	Year Ended December 31,
	2009	2010
	(RMB)	(RMB)	($)
Audit fees(1)	2,254	924	140
Audit-related fees(2)	211	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice and other audit-related services for the years ended December 31, 2008, 2009 and 2010.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.
          The audit committee of our board of directors is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of the work of the independent auditors employed by our company. Pursuant to the audit committee charter adopted by the board of directors on November 4, 2010, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors and has the sole authority to pre-approve any audit and non-audit services, including tax services, to be provided by our independent auditors. In addition, the audit committee has the power to pre-approve the hiring of any employee or former employee of the independent auditors who was a member of our company’s audit team during the preceding two fiscal years, or the hiring of any employee or former employee of the independent auditors (within the preceding two fiscal years) for a senior position within our company, regardless of whether that person was a member of our company’s audit team.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
          Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
          Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
          We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing four ordinary shares, are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes a certain significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.
•	The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.
          We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Rules.

PART III
ITEM 17. FINANCIAL STATEMENTS
          We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
          See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.
ITEM 19. EXHIBITS
          The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.

Number	Description of Document

1.1*	Form of Amended and Restated Memorandum and Articles of Association of China Xiniya Fashion Limited

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts

4.1*	Form of 2010 Equity Incentive Plan

4.2*	Form of Employment Agreement between China Xiniya Fashion Limited and a Senior Executive Officer of China Xiniya Fashion Limited

4.3*	English Translation of the Form of Franchise Provincial General Distributorship Contract

4.4*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Hangzhou Beili Trading Co., Ltd. dated November 27, 2009

4.5*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Fuzhou Xiangmao Trading Co., Ltd. dated November 27, 2009

4.6*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Guangzhou Kunlun Shijia Garments Co., Ltd. dated November 27, 2009

8.1*	List of Subsidiaries of China Xiniya Fashion Limited

11.1*	Code of Business Conduct and Ethics of China Xiniya Fashion Limited

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-170368) filed with the Securities and Exchange Commission, as declared effective on November 22, 2010.

SIGNATURE
          The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA XINIYA FASHION LIMITED
By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

Date: March 29, 2011

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CHINA XINIYA FASHION LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
China Xiniya Fashion Limited and subsidiaries
We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries (“the Company”) as of December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ GHP HORWATH, P.C.
Denver, Colorado
March 28, 2011

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)
For the Years Ended December 31, 2008, 2009 and 2010

	Notes	2008	2009	2010

Revenue		479,711	672,075	899,252
Cost of sales		(313,521)	(438,773)	(589,233)

Gross profit		166,190	233,302	310,019
Interest income		677	793	847
Selling and distribution expenses		(15,925)	(8,744)	(11,999)
Administrative expenses		(6,813)	(2,898)	(10,108)

Profit before taxation	4	144,129	222,453	288,759
Income tax expense	5	(18,112)	(28,109)	(36,413)

Profit for the year		126,017	194,344	252,346

Earnings per share — basic and diluted (in RMB)	6	0.63	0.97	1.24

Weighted average shares outstanding in the year	6	200,000,000	200,000,000	203,419,178

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Chinese Renminbi Yuan)
As at December 31, 2009 and 2010

	Notes	2009	2010
Assets
Non-current assets
Property, plant and equipment	7	2,776	1,642
Prepayments	10	—	5,018

Total non-current assets		2,776	6,660

Current assets
Cash and cash equivalents		142,302	862,797
Trade receivables	8	127,819	221,356
Inventories	9	11,018	5,658
Other receivables and prepayments	10	2,575	5,054

Total current assets		283,714	1,094,865

Total assets		286,490	1,101,525

Equity and liabilities
Equity
Share capital	11	9,843	77
Additional paid-in capital	11	—	529,650
Statutory reserve	12	43,897	69,351
Retained earnings		174,667	403,754

Total equity		228,407	1,002,832

Current liabilities
Trade payables		28,017	46,358
Other payables and accruals	13	18,168	38,378
Current income tax payable		11,898	13,957

Total current liabilities		58,083	98,693

Total equity and liabilities		286,490	1,101,525

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of Chinese Renminbi Yuan)
For the Years Ended December 31, 2008, 2009 and 2010

	Attributable to the Company’s Equity Holders
		Additional
	Share	paid-in	Statutory	Retained	Total
	capital	capital	reserve	earnings	equity
Balance at January 1, 2008	9,843	—	11,542	—	21,385
Profit for the year	—	—	—	126,017	126,017
Transfer to statutory reserve	—	—	12,678	(12,678)	—

Balance at December 31, 2008	9,843	—	24,220	113,339	147,402
Profit for the year	—	—	—	194,344	194,344
Transfer to statutory reserve	—	—	19,677	(19,677)	—
Dividends paid (note 14)	—	—	—	(113,339)	(113,339)

Balance at December 31, 2009	9,843	—	43,897	174,667	228,407
Reorganization	(9,776)	9,776	—	—	—
Proceeds from shares issued	10	519,874	—	—	519,884
Profit for the year	—	—	—	252,346	252,346
Transfer to statutory reserve	—	—	25,454	(25,454)	—
Share-based compensation	—	—	—	2,195	2,195

Balance at December 31, 2010	77	529,650	69,351	403,754	1,002,832

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Chinese Renminbi Yuan)
For the Years Ended December 31, 2008, 2009 and 2010

	2008	2009	2010
Cash flows from operating activities:
Profit before taxation	144,129	222,453	288,759
Adjustments for:
Depreciation for property, plant and equipment	517	518	389
Loss on disposal of property, plant and equipment	—	—	351
Share-based compensation	—	—	2,195

Operating profit before working capital changes	144,646	222,971	291,694
Increase in trade receivable	(50,657)	(77,162)	(93,537)
(Increase)/decrease in inventories	(2,805)	(7,524)	5,360
(Increase)/decrease in other receivables and prepayments	(4,244)	4,506	(8,400)
Increase/(decrease) in trade payables	32,778	(15,743)	18,341
Increase/(decrease) in other payables and accruals	9,111	(3,821)	12,472

Cash generated by operating activities	128,829	123,227	225,930
Income tax paid	(10,865)	(23,458)	(34,354)

Net cash generated by operating activities	117,964	99,769	191,576
Cash flows from investing activities:
Proceeds from the disposal of property, plant and equipment	—	—	396
Acquisition of property, plant and equipment	—	—	(2)

Net cash generated by investing activities	—	—	394
Cash flows from financing activities:
Proceeds from share issued, net	—	—	519,884
Dividends paid	(62,298)	(113,339)	—
Increase/(decrease) in advance to and from director	917	(767)	8,641

Net cash (used in)/generated by financing activities	(61,381)	(114,106)	528,525
Net increase/(decrease) in cash and cash equivalents	56,583	(14,337)	720,495
Cash and cash equivalents at beginning of the year	100,056	156,639	142,302

Cash and cash equivalents at end of the year	156,639	142,302	862,797

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and principal activities
China Xiniya Fashion Limited (the “Company”) and its subsidiaries (collectively, the “Group”) designs, manufactures and markets business casual apparel to retail customers through a network of authorized retailers and department store chains managed and supervised by its authorized distributors. The Company was incorporated under the laws of Cayman Islands in June 2010. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In November 2010, the Company completed a 20,000 for one share split resulting in an authorized share capital of one billion shares with a par value of US$0.00005. All references to shares and earnings per share have been retroactively restated to give effect to the share split for all periods presented.
The Company currently conducts its business through Fujian Xiniya Garments and Weaving Co., Ltd. (“Fujian Xiniya”), an operating subsidiary in the People’s Republic of China, established in October 2005 with a registered capital of HK$10 million (RMB9.8 million) (“Registered Capital”), of which RMB3.1 million was contributed in 2006 and RMB6.7 million was contributed in 2007. Pursuant to January 2005 and September 2005 agreements between Mr. Hing Tuen Wong (“Mr. Wong”) and Mr Qiming Xu (“Mr. Xu”), the Company’s founder and Chief Executive Officer, Mr. Xu was granted effective control over Fujian Xiniya, including the right to receive dividends declared and to transfer equity interests to third parties, and Mr. Wong was registered to be Fujian Xiniya’s shareholder. Accordingly, Mr. Xu was the controlling person and beneficial owner of Fujian Xiniya. The Registered Capital was provided pursuant to a loan agreement executed by Mr. Xu and three Hong Kong investors (“the Investors”). The loan agreement provided that Mr. Xu would repay the HK$10 million, plus interest at 10% per annum, to the Investors if Fujian Xiniya incurred losses in any of the years ended December 31, 2006, 2007 or 2008, or if Fujian Xiniya failed to achieve aggregate profits of less than HK$100 million for the three years ended December 31, 2008. The loan agreement also provided that if Fujian Xiniya achieved aggregate profits of more than HK$100 million, the loan would be satisfied through the transfer of 20% of Mr. Xu’s equity interests in Fujian Xiniya to the Investors. Mr. Xu and the Investors further agreed that Mr. Xu would grant protective rights to the Investors for all dividends distributed by Fujian Xiniya for the three years ended December 31, 2008, which rights would not affect the strategic operating and financing policies of Fujian Xiniya, all of which were retained by Mr. Xu.
In January 2009, Xiniya Holdings Limited (“Xiniya HK”) (Registration No. 1301502) was incorporated with an authorized share capital of 10,000 ordinary shares, par value HK$1, of which 100 shares were issued to Mr. Wong, on behalf of Mr. Xu, at incorporation. Mr. Xu was the controlling person and beneficial owner of Xiniya Hong Kong. In January 2010, Xiniya HK acquired 100% of the equity interests of Fujian Xiniya for HK$10 million, which consideration was subsequently waived.
In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value US$0.00005, of which 20,000 shares were issued at incorporation. In July 2010, China Xiniya Fashion Limited acquired 100% of the equity interests in Xiniya HK for HK$100. In July 2010, an additional 199,980,000 shares were issued, of which 20% were issued to the Investors in satisfaction of the loan agreement.
At the time of these transactions, Xiniya HK and China Xiniya Fashion Limited had no other operating activities, and Fujian Xiniya, Xiniya HK and China Xiniya Fashion Limited were controlled by Mr. Xu. Accordingly, in 2010 these transactions were accounted for as a common control transaction in a manner similar to a pooling of interests.
On November 23, 2010, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange and 8,000,000 American depository shares (“ADSs”), representing 32,000,000 ordinary shares, were sold at a price of US$11 per ADS (or US$2.75 per ordinary share). The net proceeds from the IPO, after deducting commissions and IPO costs, were approximately RMB519.8 million.
The financial statements for the three years ended December 31, 2008, 2009 and 2010 were authorized for issue by resolution of the board of directors on March 28, 2011. The registered office of Fujian Xiniya is at Xiniya Industry Mansion, Xintang Development Area, Jinjiang City, Fujian Province 362200, PRC and its operations are conducted from Jinjiang City, Fujian Province in the PRC. All of the Group’s customers are located in the PRC.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.
(a) Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and related interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which have been consistently applied. The financial statements have been prepared on the historical cost and accrual basis. The financial statements of the Group are presented in Chinese Renminbi Yuan (“RMB”).
(b) Consolidation
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(c) Segment
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the steering committee that makes strategic decisions. The Group operates in only one segment.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of significant accounting policies (continued)
(d) Foreign currency translation
     (i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). As the Group’s operations are conducted in the People’s Republic of China (“PRC”), the consolidated financial statements are presented in Chinese Renminbi Yuan (“RMB”), which is the Group’s presentation currency.
     (ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
     (iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(a)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(b)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)	all resulting exchange differences are recognized in other comprehensive income.
(e) Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation. If necessary, accumulated losses will be recognized. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset.
Depreciation is calculated on a straight-line basis, considering any estimated residual values, over the following estimated useful lives:

Plant and machinery	5-10 years
Furniture, fixtures and office equipment	5-10 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2(f)).

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of significant accounting policies (continued)
(f) Impairment of non-financial assets
An assessment is made at each statement of financial position date of whether there is any indication of impairment of the Group’s property, plant and equipment, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s value in use or its net selling price.
An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is expensed in the period in which it arises.
A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.
A reversal of an impairment loss is credited to the income statement in the period in which it arises. There was no impairment recorded during the years ended December 31, 2008, 2009 and 2010.
(g) Cash and cash equivalents
For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of cash on hand and in banks.
(h) Trade receivables
Trade receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for doubtful accounts. Appropriate allowances for estimated doubtful accounts are recognized in the income statement when there is objective evidence that the receivable is impaired. The allowance recognized is measured as the difference between the receivable’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition.
(i) Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method, and in the case of work in progress and finished goods, comprises raw material, direct labor and those overheads that have been incurred (based on normal operating capacity) in bringing the inventories to their present location and condition. Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.
(j) Financial liabilities
Financial liabilities include trade payables and other payables and accruals that are initially measured at cost, which approximates fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. These financial liabilities are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of significant accounting policies (continued)
(k) Provisions
Provisions are recognized when it is probable that present obligations will lead to an outflow of economic resources which can be estimated reliably. The timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events.
Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the end of each reporting period, including the risks and uncertainties associated with the present obligation. Any reimbursement expected to be received in the course of settlement of the present obligation is recognized as a separate asset, not exceeding the amount of the related provision. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. In addition, long term provisions are discounted to their present values, where time value of money is material.
When the possible outflow of economic resources, as a result of present obligations, is considered improbable or remote, or the amount to be provided cannot be measured reliably, no contingent liability is recognized.
(l) Share capital
The transaction costs of an equity transaction are accounted for as a deduction from equity (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. These incremental costs include registration and other regulatory fees, amounts paid to legal, accounting and other professional advisors, printing costs and stamp duties, excluding management salaries, items normally included in general and administrative expenses or other recurring costs. Specifically, legal and accounting fees do not include any fees that would have been incurred in the absence of such issuance.
(m) Revenue recognition
Revenue comprises the fair value of the consideration received or receivable for the sales of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax and rebates and is generally higher for the Group’s autumn and winter collections and lower for spring and summer products due to seasonality of demand for business and leisure menswear and the differences in selling prices for seasonal collections. Accordingly, revenues, operating income and the profits are typically higher in the second half of the year.
The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below.
     (i) Sales of goods—distributors and department store chains
The Group manufactures and sells a range of menswear products through distributors and department store chains. Revenues are recognized upon delivery of products to distributors and department store chains, and when there is no unfulfilled obligation that could affect distributor and department store chain acceptance of products. Delivery does not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department store chains. The Group does not incur significant purchasing, receiving or warehousing costs. The Group does not charge its customers for delivery costs and handling fees. Delivery (freight) costs to distributors and department store chains incurred by the Group are recorded in selling and distribution expenses.
Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. The Group accepts product returns from distributors and department store chains for quality reasons and only if the distributors and department store chains follow Group procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. Sales rebates are estimated based on anticipated annual purchases. No element of financing is deemed present as sales are made with a maximum credit term of 90 days.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of significant accounting policies (continued)
(m) Revenue recognition (continued)
     (ii) Sales of goods—retail
The Group operates a retail outlet for the sale of menswear products. Revenues are recognized at the time of register receipt.
Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. The Group does not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and department store chains who bear all related program costs.
     (iii) Interest income
Interest income is recognized using the effective interest method.
(n) Advertising
Expenditure on advertising and promotion activities is recognized as an expense when it is incurred. A significant amount of the Group’s promotion costs result from payments under endorsement contracts. Accounting for endorsement payments is based upon specific contract provisions. Generally, endorsement payments are expensed on a straight-line basis over the terms of the contracts after giving recognition to performance compliance provisions of the contracts. Prepayments under the contracts are included in other receivables and prepayments.
(o) Share-based payments
In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2010.
In connection with the Company’s IPO in November 2010, Mr. Xu granted ordinary shares held by him to certain employees in recognition of their contributions to the Company’s growth in the past and in order to give them an equity-based incentive to encourage their continued employment with the Company.
The Group will recognize share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the agreement between Mr. Xu and certain employees in the statement of comprehensive income based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Group in exchange for the equity award.
The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results differ from estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.
The fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan will be determined using option pricing models, which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(o) Share-based payments (continued)
For shares granted to employees, the fair value of the shares will be measured as the difference between the market price of the Company’s ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of the ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.
The share-based compensation expenses will be categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.
(p) Income tax
Income tax expense comprises current and deferred tax.
Current tax is the expected tax payable on the taxable income for each year using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. PRC corporate income tax is provided at rates applicable to an enterprise in the PRC on taxable income.
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of significant accounting policies (continued)
(q) Value added tax
Sales of goods in the PRC are subject to VAT at 17% (output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other receivables or other payables in the statement of financial position.
Revenues, expenses and assets are recognized net of VAT except:
•	Where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables are stated with VAT included.
(r) Social benefits contributions
Pursuant to the relevant regulations of the PRC government, Fujian Xiniya participates in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2008, 2009 and 2010, are disclosed in Note 4.
(s) Operating leases
Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in the income statements as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statements in the accounting period in which they are incurred.
(t) Use of estimates
Preparation of the financial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each period. Significant items related to such estimates are discussed at Note 3. Actual results could differ from those estimates.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2. Summary of significant accounting policies (continued)
Recently issued IFRSs
To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended December 31, 2010, they have not been applied in preparing these financial statements.
Improvements to IFRSs (2010)
Effective January 1, 2011 the Company will adopt the improvements to IFRSs (2010), which is a collection of minor improvements to existing standards.
The Group does not expect the adoption of these improvements to IFRSs to have a material impact on the Group’s financial statements.
Revised IAS 24, Related Party Disclosures (2009)
Revised IAS 24, Related Party Disclosures, amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.
Revised IAS 24, Related Party Disclosures will become mandatory for the Group’s 2011 financial statements, and is not expected to have a material impact on its financial statements.
The Group does not anticipate that the adoption of the above IFRSs (including consequential amendments) and interpretations will result in any material impact to the financial statements in the period of initial application.
3. Critical accounting estimates
Estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Estimates and assumptions are made concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a) Impairment of trade receivables
Management assesses the collectability of trade receivables. This estimate is based on the credit history of customers and current market conditions. Management reassesses the impairment losses at each statement of financial position date and makes provisions, if necessary.
(b) Net realizable value of inventories
The net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3. Critical accounting estimates (continued)
(c) Income tax
Fujian Xiniya is liable for income taxes in the PRC. Significant judgement is required in determining the provision for income taxes. There may be claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.
4. Profit before taxation
Profit before taxation is arrived at as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000

After charging:
Cost of sales	313,521	438,773	589,233
Raw material consumed	80,739	85,543	16,230
Research and development expenses	8,260	9,293	8,588
Depreciation*	517	518	389
Freight expenses	2,159	3,268	5,156
Advertising and promotion	11,409	4,505	3,948
Directors
- salaries and related costs	—	—	112
- social benefits contribution	—	—	3
- share-based compensation	—	—	2,106
Key management personnel (other than directors)
- salaries and related costs	531	694	928
- social benefits contribution	29	43	19
- share-based compensation	—	—	89
Other than directors and key management personnel
- salaries and related costs	18,146	21,557	7,896
- social benefits contribution	1,546	1,851	651

*	Depreciation expenses of approximately RMB 416,000, RMB 416,000 and RMB 333,000 have been included in cost of sales for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Income tax expense
In accordance with the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprise (“Tax Law”), Fujian Xiniya is entitled to a full exemption from state income tax for its first two profit-making years and a 50% reduction in state income tax for the next three years. The first profit-making year commenced in 2006. Accordingly, Fujian Xiniya had a 50% exemption from the 25% rate in 2008, 2009 and 2010. The exemption amounted to RMB 18.1 million, RMB 28.1 million and RMB 36.4 million or RMB 0.09, RMB 0.14 and RMB 0.18 per ordinary share for the years ended December 31, 2008, 2009 and 2010, respectively.
No deferred tax has been provided as there were no significant temporary differences that give rise to a deferred tax asset or liability at December 31, 2008, 2009 and 2010.
The reconciliation between tax expense and accounting profit at applicable tax rates is as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Profit before taxation	144,129	222,453	288,759

Computed expected income tax expense	36,032	55,613	72,190
Tax exemption	(18,112)	(28,109)	(36,413)
Others	192	605	636

Income tax expense	18,112	28,109	36,413

6 Earnings per share
Basic and diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year. In accordance with IAS 33, the ordinary shares outstanding have been retrospectively adjusted to reflect the July 2010 capitalization and the 200,000,000 ordinary shares outstanding as of January 1, 2008.
On November 23, 2010, the Company completed its IPO on the New York Stock Exchange and 8,000,000 ADSs, representing 32,000,000 ordinary shares, were issued.
The above transactions resulted in weighted average ordinary shares outstanding of 200,000,000 for 2008 and 2009, and 203,419,178 for 2010.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7. Property, plant and equipment

		Furniture,
		fixtures and
	Plant and	office
	machinery	equipment	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2009	4,358	545	4,903
Additions	—	—	—

At December 31, 2009	4,358	545	4,903
Additions	—	2	2
Disposals	(1,185)	(60)	(1,245)

At December 31, 2010	3,173	487	3,660

Accumulated depreciation
At January 1, 2009	1,287	322	1,609
Charge for the year	415	103	518

At December 31, 2009	1,702	425	2,127
Charge for the year	310	79	389
Disposals	(454)	(44)	(498)

At December 31, 2010	1,558	460	2,018

Net Book Value
At December 31, 2009	2,656	120	2,776

At December 31, 2010	1,615	27	1,642

All property, plant and equipment held by the Group are located in the PRC.
8. Trade receivables
Trade receivables generally have credit terms ranging from 30 to 90 days in 2009 and 2010. The aging analysis of trade receivables as at December 31, 2009 and 2010 was as follows:

	2009	2010
	RMB’000	RMB’000

- within 30 days	52,901	88,843
- 31 to 60 days	60,498	95,373
- 61 to 90 days	14,420	37,140

	127,819	221,356

During the years ended December 31, 2009 and 2010, there were no trade receivables written off and no allowance for uncollectible amounts as the Group has not had any history of irrecoverable debt in the past.
9. Inventories

	2009	2010
	RMB’000	RMB’000

Raw materials	310	572
Work in progress	2,026	432
Finished goods	8,682	4,654

	11,018	5,658

During the years ended December 31, 2009 and 2010, there was no inventory written off and no allowance for inventory obsolescence.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Other receivables and prepayments

	As at December 31,
	2009	2010
	RMB’000	RMB’000

Prepayments	1,672	5,054
Amount owed by a director	903	—

	2,575	5,054

As at December 31, 2010, prepaid expenses consist of amounts paid in December 2010 under an endorsement contract. The contract covers the period from March 2011 to February 2013. Accordingly, at December 31, 2010 RMB5.0 million and RMB5.0 million have been recorded as current and non-current assets, respectively.
As at December 31, 2009, two of the Group’s directors had agreed to offset amounts owed by the Group to one director against amounts owed to the Group by the other director. These agreements were formalized in June 2010. The gross amount owed by a director was RMB3,754,000 as of December 31, 2009, and the gross amount owed to a director was RMB2,851,000 as of December 31, 2009. All amounts were unsecured, interest free and due on demand. The net amount owed by a director at December 31, 2009 of RMB903,000 was repaid on June 18, 2010.
11. Share capital and additional paid-in capital
(a) Authorized share capital
In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation.
(b) Issued share capital and additional paid-in capital

			Additional
	Number of	Ordinary	paid-in
	shares	shares	capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000
At June 24, 2010	—	—	—	—
Proceeds from shares issued	232,000	77	529,650	529,727

At December 31, 2010	232,000	77	529,650	529,727

All ordinary shares with a par value of US$0.00005, issued by the Company, were fully paid.
12. Statutory reserve
In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. Transfers to the statutory reserve for the years ended December 31, 2008, 2009 and 2010 were RMB 12.7 million, RMB 19.7 million and RMB 25.5 million, respectively.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13. Other payables and accruals

	As at December 31,
	2009	2010
	RMB’000	RMB’000

Provision for withholding tax	1,140	1,527
VAT payable	3,559	6,380
Deposits received from distributors	5,000	5,200
Accrued liabilities	8,469	17,533
Payable to directors	—	7,738

	18,168	38,378

Accrued liabilities consist mainly of professional fees, transport costs, accrued wages and related staff welfare charges.
Deposits received from distributors consist of deposits received from distributors under distributorship agreements.
At December 31, 2010, payable to directors are for expenses paid by a director on the Group’s behalf. The amounts are unsecured, non-interest bearing and due on demand.
14. Dividends
Dividends of RMB113.3 million derived from profit for the year ended December 31, 2008 were paid in December 2009. These dividends were not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful.
15. Commitments
Operating leases commitments
Future minimum lease payments under non-cancellable operating leases are as follows:

As at December 31
2010
RMB’000

Less than one year	984
Between one and five years	3,936

4,920

At December 31, 2010, the amounts included future aggregate minimum lease payments under non-cancellable operating leases for properties located in the PRC.
Purchase commitments
At December 31, 2009 and 2010, the Group had outstanding purchase orders for approximately RMB7.5 million and RMB23.2 million, respectively.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16. Financial Risk Management Objectives—Policies
The Group does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Group’s exposure to market risk, including changes in interest rates. Generally, the Group employs a conservative strategy regarding its risk management. As the Group’s exposure to market risk is kept at a minimum level, the Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.
As at December 31, 2009 and 2010, the Group’s financial instruments consisted primarily of cash and bank balances, trade receivables, other receivables, and trade payables.
(a) Interest rate risk
The Group’s interest rate risk arises from bank deposits placed with financial institutions. The Group has no other significant exposure to interest rate risk.
(b) Foreign exchange risk
The Group’s exposure to foreign exchange risk is mainly arising from US dollar bank balances, and transactions with professional parties outside China, as well as the New York Stock Exchange listing maintenance fees. The Group maintains US dollar bank balances to pay fees and expenses denominated in US dollars.
(c) Credit risk
The carrying amounts of trade receivables and other receivables represent the maximum exposure to credit risk in relation to its financial assets. The Group has significant concentrations of credit risk as its top ten customers comprise approximately 48% and 48% of the trade receivables balance at December 31, 2009 and 2010, respectively. These customers accounted for approximately 40.1%, 37.1% and 47.8%, of revenues for the years ended December 31, 2008, 2009 and 2010, respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2008, 2009 and 2010.
Ongoing credit evaluation is performed on the customers’ financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.
No impairment loss was recognized in 2009 as all receivables were subsequently collected in full. No impairment loss was recognized at December 31, 2010 as no impairment indicators were present based on the aging at December 31, 2010 and the Group’s historical collection experience.
(d) Fair value
The fair values of the financial assets and liabilities are not materially different from their carrying amounts because of their immediate or short term maturity.
(e) Liquidity risk
Financial liabilities are generally due within one month. The Group has sufficient working capital to meet its obligations when due.

CHINA XINIYA FASHION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17. Capital management
The Group’s objectives for managing capital are:
(a) To safeguard the Group’s ability to continue as a going concern, so that it continues to provide returns to shareholders and benefits for other stakeholders;
(b) To support the Group’s stability and growth; and
(c) To provide capital for the purpose of strengthening the Group’s risk management capability.
The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders’ returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected investment opportunities. The Group currently does not have a formal dividend policy.
18. Related parties transactions
The Group’s ultimate parent is Qiming Investment Limited (incorporated in the British Virgin Islands). The Group’s ultimate controlling party is Mr Xu. In addition to the transactions and balances detailed elsewhere in the notes to the financial statements, the Group had the following transactions with related parties.

	Year Ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Factory rental paid to a related party	984	984	984
Royalty fees for use of trademark	3,190	—	—
Factory rental paid represents payments to an entity controlled by Mr. Xu’s family. The lease is for ten years through December 2015 and provides for annual rent of RMB 984,000.
Royalty fees for use of trademark represent fees paid to Mr. Xu and were calculated as a percentage of revenues earned after January 1, 2008. In July and August 2009, Fujian Xiniya received PRC government approval of the August 2008 and March 2009 transfer to Fujian Xiniya of the underlying trademark, that had a historical value of nil, from Mr. Xu for no consideration.
During the years ended December 31, 2008, 2009 and 2010, Mr Xu paid certain expenses on behalf of Fujian Xiniya. These amounts were not material to the financial statements. During the year ended December 31, 2010, Mr Xu paid expenses payable in foreign currency of approximately RMB9.6 million on behalf of Fujian Xiniya. These amounts are unsecured, non-interest bearing, and are repayable on demand.
During the year ended December 31, 2010, shares granted to employees by Mr. Xu were valued at approximately RMB2.2 million, based on the quoted market price of the Company’s ADRs and estimated forfeitures, which has been recorded as expense in the Company’s consolidated financial statements. Unrecognized compensation is approximately RMB0.8 million at December 31, 2011.
19. Subsequent Events
We evaluated events that occurred subsequent to December 31, 2010 for disclosure in the financial statements and notes to the financial statements.