Form 20-F
period 2011-12-31
China Xiniya Fashion Ltd
filed 2012-04-03
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number: 001-34958

CHINA XINIYA FASHION LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

4th Floor, 33 Wang Hai Road, Xiamen Software Park Phase II

Xiamen, Fujian Province 361000

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Chee Jiong Ng

Chief Financial Officer

Tel: +86 1365 5939 932

E-mail: ngcheejiong@xiniya.com

Fax: +86 595 8300 5707

4th Floor, 33 Wang Hai Road, Xiamen Software Park Phase II

Xiamen, Fujian Province 361000

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered

Ordinary shares, par value $0.00005 per share American depositary shares, each representing four ordinary shares	New York Stock Exchange* New York Stock Exchange

* Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011: 231,111,000 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes  ☐ No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

This annual report includes our audited consolidated statements of comprehensive income data for the years ended December 31, 2009, 2010 and 2011, and consolidated statements of financial position data as of December 31, 2010 and 2011.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which have been audited by GHP Horwath, P.C., an independent registered public accounting firm. The report of GHP Horwath, P.C. on our consolidated financial statements as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 is included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” The selected statements of comprehensive income data for the years ended December 31, 2007 and 2008 and the selected statements of financial position data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)
Selected Statement of Comprehensive Income Data Revenue
Business casual	222,746	411,576	622,538	804,255	1,099,337	174,667
Business formal	28,328	66,511	42,567	84,611	66,567	10,577
Accessories	824	1,624	6,970	10,386	14,132	2,245

Total revenues	251,898	479,711	672,075	899,252	1,180,036	187,489

Operating costs and expenses
Cost of sales	(169,991)	(313,521)	(438,773)	(589,233)	(775,137)	(123,157)
Selling and distribution expenses	(9,568)	(15,925)	(8,744)	(11,999)	(72,154)	(11,464)
Administrative expenses	(3,412)	(6,813)	(2,898)	(10,108)	(23,267)	(3,697)

Total operating costs and expenses	(182,971)	(336,259)	(450,415)	(611,340)	(870,558)	(138,318)

Operating Income	68,927	143,452	221,660	287,912	309,478	49,171
Interest income	459	677	793	847	24,616	3,911

Income Before Tax	69,386	144,129	222,453	288,759	334,094	53,082
Income tax expense	—	(18,112)	(28,109)	(36,413)	(82,386)	(13,090)

Net Income	69,386	126,017	194,344	252,346	251,708	39,992

Earnings per ordinary share, basic and diluted (1)	0.35	0.63	0.97	1.24	1.09	0.17
Earnings per ADS (2)	1.39	2.52	3.89	4.96	4.36	0.69
Dividends declared per share (3)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited, the share split effected on November 4, 2010.

(2)	Each ADS represents four ordinary shares. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by four. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited, the share split effected on November 4, 2010.
(3)	Dividends of RMB62.3 million ($8.6 million) and RMB113.3 million ($16.6 million), which were derived from profits for the years ended December 31, 2007 and 2008, respectively, were paid on January 21, 2008 and December 28, 2009, respectively. These dividends were not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful. For the amount of dividends paid, the translation of Renminbi into U.S. dollars has been made at the rates in effect on the respective payment dates.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands)
Selected Statement of Financial Position Data
Cash and cash equivalents	100,056	156,639	142,302	862,797	1,031,930	163,957
Total current assets	103,732	217,104	283,714	1,094,865	1,464,142	232,629
Total non-current assets	3,811	3,294	2,776	6,660	27,190	4,320
Total assets	107,543	220,398	286,490	1,101,525	1,491,332	236,949
Total current liabilities	86,158	72,996	58,083	98,693	257,337	40,887
Net assets	21,385	147,402	228,407	1,002,832	1,233,995	196,062
Total shareholders’ equity	21,385	147,402	228,407	1,002,832	1,233,995	196,062
Total liabilities and equity	107,543	220,398	286,490	1,101,525	1,491,332	236,949

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 30, 2011, which was RMB6.2939 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 30, 2012, the exchange rate as published by the Federal Reserve Board was RMB6.2975 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate (1)
	Period End	Average (2)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3330	6.3172	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Our Industry

We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men’s apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We spent approximately RMB4.5 million, RMB3.9 million and RMB39.1 million ($6.2 million) on our advertising and promotion activities in the years ended December 31, 2009, 2010 and 2011, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. In addition, we engaged entertainment celebrities to promote our Xiniya brand, and thus we are dependent to some extent on the market perception and consumer acceptance of these entertainment celebrities, over whom we have no control. In 2006, our Xiniya brand was also judged to be a “Well-Known Trademark of China” by the Chenzhou Intermediate People’s Court of Hunan Province. Any negative publicity or disputes involving our Xiniya brand, products or celebrities who endorse our Xiniya brand or the loss of any award accreditation associated with our Xiniya brand as described above could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on distributors to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2011, our products were sold at 1,605 authorized retail outlets, including 99 stores managed by our 28 distributors, 1,189 retail stores managed by 1,109 authorized retailers supervised by our 28 distributors, 317 department store concessions managed by 59 department store chains supervised by our 28 distributors as well as two flagship stores directly operated by us. We generate substantially all of our revenues from the sales of our products to distributors. Sales generated by our five best-performing distributors accounted for 19.7%, 28.5% and 36.2% of our revenues in 2009, 2010 and 2011, respectively. During the same periods, sales to our single largest distributor accounted for 4.3%, 8.6% and 11.0%, respectively, of our revenues.

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

A net total of 203 new retail outlets were opened in 2011, consisting of 235 new retail outlets opened and 32 retail outlets closed. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and is subject to many factors beyond our control. In addition, the number and timing of new authorized stores actually opened during any given period, and their contribution to our distributors’ performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:

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

Some of our distributors may fail to pay us for their purchases in a timely manner. Such failure to make timely payment could materially adversely affect our financial condition and results of operations.

Our distributors place advance purchase orders at our biannual sales fairs and we offer a credit period of 30 to 90 days to them. We had no overdue accounts receivable as at December 31, 2011. However, we may not be able to receive payment for our products on time or at all if our distributors encounter financial difficulties. While we perform routine credit evaluations of the financial condition of our distributors, we generally require no collateral from our distributors to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors may increase. If any distributor fails to pay us for its purchases in a timely manner, our financial condition and results of operations could be materially adversely affected.

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

We sell a substantial part of our products to our distributors, who in turn distribute our products to consumers through their self-managed retail outlets, authorized retailers and department store chains. We do not have direct contractual relationships with the retailers and department store chains that sell our products and we rely on distributors to oversee their self-managed and authorized retailers and department store chains. As we have no direct control over the authorized retailers and department store chains, we are only able to require them to comply with our policies, such as exclusivity, customer service, store image and pricing, through our distributors based on the distributorship agreements. Any deviation by our distributors, retailers and department store chains from our marketing and pricing policies or aggressive discounting of the retail prices of our products could result in the erosion of goodwill, a decrease in the market value of our Xiniya brand and an unfavorable public perception about the quality of our products, thus resulting in a material adverse effect on our business, financial condition, results of operations and prospects.

Our plan to manage new flagship stores may not succeed, and there may be competition among our company, our distributors, authorized retailers and department store chains.

We plan to open, or provide support to our distributors to open, additional flagship stores in China. As we have only managed two flagship stores in Quanzhou City, Fujian Province, we may not have sufficient experience and skills required for successfully managing such flagship stores. Moreover, as our authorized retail network owned and managed by third parties expands and market penetration of our products increases, there could be competition among our company, our distributors, authorized retailers and department store chains in the retail market. If we cannot succeed in our management of self-operated flagship stores or fail to coordinate well with our distributors, authorized retailers and department stores to minimize the competition within this retail network, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

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

Our ability to track the sales by our distributors to third-party retailers and the ultimate retail sales by the retailers and department store concessions, and consequently their respective inventory levels, is limited. We have implemented a policy requiring our distributors to provide us with their sales reports on a monthly basis and we carry out random on-site inspections of the authorized retail outlets to track their inventories. The purpose of tracking the inventory level is mainly to gather information regarding the market acceptance of our products so that we can reflect consumers’ preferences in the design and development of our products for the next season. The tracking of inventory levels also helps us to understand the market recognition of our products in a particular region, and thus allows us to adjust our marketing strategy if necessary. The implementation of the policy, however, requires the distributors to accurately report the relevant data to us in a timely manner, which is largely dependent on the cooperation of our distributors. We may not always obtain the required data in time and the data provided to us by our distributors may be inaccurate or incomplete.

We plan to implement an enterprise resource planning, or ERP, system that will allow us to track sales at the authorized retail outlets on a timely basis. In January 2012, we entered into an agreement to utilize and customize Burgeon Programming and Design’s ERP software. While we are currently in a preliminary phase, we expect to implement the foundation of the ERP system over the next 12 months. Thereafter, we will begin testing the system at up to 400 points of sales. We anticipate that the preliminary phase of ERP implementation will cost approximately RMB12.9 million ($2.0 million) over the course of three to five years. This ERP system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we may not be able to accurately track the inventory levels of our distributors, or the authorized retail outlets or department store concessions supervised by our distributors, on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our production, marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors, or their authorized retailers and department store chains, cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operations and prospects.

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

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with the interests of our other shareholders.

Qiming Investment Limited, a British Virgin Islands company solely owned by Mr. Qiming Xu, our founder, chairman and chief executive officer, holds a significant percentage of our voting equity. As of December 31, 2011, Mr. Xu held approximately 58.0% of our outstanding share capital. As such, Mr. Xu, through Qiming Investment Limited, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. Our controlling shareholder may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

We currently outsource most of our production to third party contractors in China. In 2011, we generated approximately 97.1% of our revenues from sales of products manufactured by our contract manufacturers. We currently use 84 contract manufacturers on a regular basis. In 2009, 2010 and 2011, 34.8%, 33.1% and 30.4%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors, causing a material adverse effect on our financial condition, results of operations and prospects.

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

Our reliance on contract manufacturers may grow as our added production capacity may not be sufficient to keep pace with the increased production requirements driven by our growth. We may not be able to find sufficient additional contract manufacturers to produce our products on the same or similar terms as our existing contract manufacturers, and we may not be able to achieve our growth and development goals.

We rely on a number of suppliers for certain raw materials. Unfavorable fluctuations in the price, availability and quality of raw materials could cause production delays and increase production costs.

Fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons, are the principal raw materials used in our production. All of our raw materials are sourced from PRC suppliers. Approximately 30.1%, 45.1% and 35.7% of our raw material purchases were from our top five suppliers in the years ended December 31, 2009, 2010 and 2011, respectively. We do not enter into long-term agreements with our raw material suppliers. For each order, we enter into separate purchase contracts that include the terms regarding the price, purchase quantity, delivery terms and settlement terms. To the extent our suppliers do not continue to supply us with the raw materials we need to produce our products at similar prices or at all, our production may be seriously impacted and our reputation, brand image, results of operations, financial condition and prospects may materially suffer.

In addition, we are exposed to fluctuations in the prices of raw materials used in our production. Unfavorable fluctuations in the costs of our principal raw materials did not have a material effect on our financial performance for 2011, but if the prices of our principal raw materials continue to go up and if we are unable to pass on any increase in raw materials costs to our customers by increasing the suggested retail prices of our products or increasing the sale price to our distributors, our cost of sales and our profit margins may be materially adversely affected.

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

We operate in a labor-intensive industry. Although we currently outsource most of our production, we plan to construct new manufacturing facilities and increase our production capacity. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply and competition for these employees is intense. We incurred labor costs of RMB22.2 million in 2009, RMB8.8 million in 2010 and RMB16.3 million ($2.6 million) in 2011, representing 4.9%, 1.5% and 1.9% of our total operating costs in the corresponding periods. In line with the planned increase in in-house production capacity, we expect our labor costs to increase significantly. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC increase substantially and we cannot pass on such increase to our customers by increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.

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

We have a limited operating history in the men’s apparel industry. We achieved revenue growth at a compound annual growth rate, or CAGR, of over 32.5% from 2009 to 2011 primarily due to the successful promotion of our brand. You should consider our business and prospects in light of the risks and difficulties we face with a limited operating history in the competitive men’s apparel industry and should not rely on our past results as an indication of our future performance. In particular, we may face challenges in planning our growth strategy and forecasting market demand accurately as a result of our limited historical data and limited experience in implementing and evaluating our business strategies. If we are unable to successfully address these risks, difficulties and challenges as a result of our limited operating history, our ability to implement our strategic initiatives could be adversely affected, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of a public company’s internal control over financial reporting except where the public company is a non-accelerated filer. We are currently a non-accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. However, we may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. On February 15, 2012, SAFE promulgated the Circular on Issues related to Foreign Exchange Administration of Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or Circular 7. Circular 7 replaces the Stock Option Rule and streamlines the foreign exchange control process applicable to share incentive plans implemented by offshore listed companies and extends the foreign exchange registration requirement to a wider range of share incentive plan types and certain foreign nationals residing in China. We and our PRC or foreign employees who may be granted various stock options will be subject to Circular 7 because our company is an overseas publicly listed company. If we or our PRC or foreign employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

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

We are a holding company incorporated in the Cayman Islands and operate our core business through our subsidiaries in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders depends on dividends received from these subsidiaries. If our subsidiaries incur debt or losses, such indebtedness or losses may impair its ability to pay dividends or other distributions to us. As a result, our ability to pay dividends will be restricted. PRC laws require that dividends be paid only out of the net profit calculated according to the PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions, including International Financial Reporting Standards, or IFRS, and U.S. Generally Accepted Accounting Principles. PRC laws also require foreign-invested enterprises to set aside a part of their net profit as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our PRC subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to provide capital or declare dividends to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and ADS holders.

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

On March 16, 2007, the National People’s Congress of the PRC promulgated the Enterprise Income Tax Law of the PRC, or the EIT Law, which came into effect on January 1, 2008 and superseded both the Foreign-invested Enterprise and Foreign Enterprise Income Tax Law and the Provisional Regulations on Enterprise Income Tax of the PRC. The EIT Law consolidated the two separate tax regimes for domestic enterprises and foreign-invested enterprises and imposed a unified enterprise income tax rate of 25% for both types of enterprises. Under the EIT Law, foreign-invested enterprises that enjoyed a preferential tax rate prior to the EIT Law’s promulgation are gradually transitioning to the new tax rate over five years from January 1, 2008. Foreign-invested enterprises that enjoyed a tax rate of 24% had their tax rate increased to 25% in 2008. Enterprises that enjoyed a fixed period of tax exemption and reduction prior to the EIT Law’s promulgation continue to enjoy such preferential tax treatment until the expiration of such prescribed period, and for those enterprises whose preferential tax treatment had not commenced before due to lack of profit, such preferential tax treatment commenced on January 1, 2008.

Under the prior tax regime, our operating subsidiary in the PRC, Fujian Xiniya, being a foreign-invested enterprise engaged in manufacturing, was entitled to an enterprise income tax exemption for two years commencing from the first profit-making year (after offsetting all tax losses carried forward from previous years), and a 50% tax reduction for the following three consecutive years. Fujian Xiniya enjoyed a full exemption from enterprise income tax in 2006 and 2007, as well as a 50% reduction of its current enterprise income tax rate of 25% in 2008, 2009 and 2010, which had a significant positive effect on our profit after taxation during the corresponding periods. However, under the EIT Law, Fujian Xiniya has been subject to a 25% tax rate since January 1, 2011. Because of the expiration of the partial exemption from enterprise income tax previously enjoyed by Fujian Xiniya, other considerations aside, the amount of our tax payments has increased in 2011. Any further increase of the enterprise income tax rate applicable to our PRC subsidiaries could have a material adverse effect on our financial condition and results of operations.

Our future worldwide income may be subject to PRC income tax.

Under the EIT Law, if an enterprise incorporated outside the PRC has its “actual management” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25% on its worldwide income. Since most of our management is currently located in the PRC, we may be subject to PRC income tax at the rate of 25% on our worldwide income. According to the EIT Law, dividends received by a qualified PRC tax resident enterprise from another qualified PRC tax resident enterprise are exempted from enterprise income tax. It remains unclear what the detailed qualification requirements for such exemption are and whether dividends declared and paid by Fujian Xiniya and Xiniya (China) Company Limited to Xiniya Hong Kong will be exempted from enterprise income tax. Our financial performance will be adversely affected if such dividends are subject to PRC income tax.

Dividends from Fujian Xiniya and Xiniya (China) Company Limited and dividends on our ADSs or ordinary shares and gains on the sales of our ADSs or ordinary shares may be subject to PRC withholding taxes.

We are a Cayman Islands holding company and all of our income is ultimately derived from dividends that are paid by our subsidiaries in the PRC. The prior tax regime specifically exempted withholding taxes on dividend payments from our PRC subsidiary to foreign investors. However, under the EIT Law and its implementation rules, dividends payable to foreign enterprise investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place are subject to a 10% withholding tax, which may be reduced if a foreign enterprise investor is eligible for the benefits of a tax treaty with the PRC that provides for a different withholding arrangement. Pursuant to a tax arrangement between the PRC and Hong Kong, companies incorporated in Hong Kong may be subject to withholding taxes at a rate of 5% on dividends they receive from their PRC subsidiaries of which they directly hold at least 25% equity interests. As dividends from our PRC subsidiaries will be paid to us through Xiniya Hong Kong, our Hong Kong subsidiary that owns 100% equity interests in Fujian Xiniya and Xiniya (China) Company Limited, dividends paid to Xiniya Hong Kong may be subject to a withholding tax at the rate of 5%. However, on October 27, 2009, the State Administration of Taxation, or the SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner is a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. It is still unclear how Circular 601 is being implemented in practice by the SAT or its local counterparts. If Xiniya Hong Kong is not deemed to be a beneficial owner of Fujian Xiniya or Xiniya (China) Company Limited, dividends from those entities may be subject to withholding tax at the rate of 10% instead of 5%.

Moreover, under the EIT Law and its implementation rules, as discussed above, we may be treated as a PRC tax resident enterprise by the PRC taxation authorities. In that case, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by foreign shareholders may be regarded as income from “sources within the PRC” and may be subject to a 10% withholding tax, subject to any reduction by an applicable tax treaty. If foreign shareholders are required to pay PRC withholding tax on dividends on our ADSs or ordinary shares or capital gains from any sales of our ADSs or ordinary shares, the value of the investment in our ADSs may be materially adversely affected.

We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.

Under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing Mingtai Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to: (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of December 31, 2011 was RMB6.2 million ($1.0 million).

The PRC Social Insurance Law covers all employing entities within China and all individuals, including flexible employment individuals and migrant workers. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers, who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya has not established a mechanism to make regular contributions to social insurance schemes in accordance with applicable laws and regulations. While we believe that we have paid all required social contributions, our PRC legal advisor, Beijing Mingtai Law Firm, advised that Fujian Xiniya may be ordered by relevant higher government authorities to make additional contributions within a prescribed time limit and that late charges or penalties may apply to any outstanding contributions. As of the date of this annual report, Fujian Xiniya has not been ordered by the relevant government authorities to pay any outstanding contributions to any social insurance schemes. If we are deemed to have been noncompliant with any such laws and regulations or to have failed to make adequate contributions to any social insurance schemes, we may be subject to penalties and negative publicity, and our business, results of operations and prospects may be materially adversely affected.

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

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, manufacturing facilities and retail outlets travel and transportation restrictions, import and export restrictions and a general slowdown in the PRC economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could materially adversely impact our business operations, our reputation, and the trading price of our ADSs.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity will have on our company, our business and the trading price of our ADSs. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. Such allegations may materially adversely impact our business operations, our reputation, and the trading price of our ADSs.

Risks Relating to Our Ordinary Shares and ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to March 30, 2012, the trading price of our ADSs on NYSE has ranged from a low of $1.32 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We believe that we were and may continue to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the quarterly average of our assets for the taxable year ended December 31, 2011, we believe that we were a PFIC for the taxable year ended December 31, 2011 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash raised in our initial public offering. Accordingly, we cannot assure you that we will not continue to be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person, unless such U.S. person makes a timely “mark-to-market” election that may mitigate these consequences. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we had 231,111,000 ordinary shares outstanding, including 62,000,000 ordinary shares represented by 15,500,000 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2011 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Our ADSs were listed on the New York Stock Exchange on November 23, 2010.

The following diagram illustrates our current corporate structure:

On September 23, 2011, Xiniya (China) Company Limited, a wholly owned subsidiary of Xiniya Hong Kong, was incorporated in China for the purpose of operating manufacturing facilities we plan to build in Quanzhou City, Fujian Province. Through Xiniya (China) Company Limited, we have applied to the local PRC government to acquire land use rights for new manufacturing facilities. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing facilities.

On December 30, 2011, Xiamen Xiniya Enterprise Management Consulting Co., Ltd, a wholly owned subsidiary of Fujian Xiniya, was incorporated in China for the purpose of operating our corporate headquarters in Xiamen City, Fujian Province.

Our principal executive offices are located at 4th floor, 33 Wang Hai Road, Xiamen Software Park Phase II, Xiamen City, Fujian Province 361000, the People’s Republic of China. Our telephone number at this address is (86-592) 331-5667, and our fax number is (86-592) 331-5677. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

B. Business Overview

We are a leading provider of men’s business casual apparel in China. We design, manufacture and sell men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We primarily operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

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

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of December 31, 2011, covered 1,605 authorized retail outlets, including 99 stores managed by our 28 distributors, 1,189 retail stores managed by 1,109 authorized retailers supervised by our 28 distributors, 317 department store concessions managed by 59 department store chains supervised by our 28 distributors, as well as two flagship stores directly operated by us.

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

Our authorized retail outlets, which are owned and managed by third parties, are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these authorized retail outlets, including department store concessions, are required to sell our products exclusively. Some of these retail outlets occupy unenclosed concession areas within multi-tenant premises. The department store concessions are unenclosed yet discrete areas exclusively devoted to displaying and selling our products within department stores. We focus significant efforts on the controlled growth and effective management of our retail network, including the quality and training of our distributors and authorized retailers, as well as the coordination of our product marketing activities across China. To promote our products, we conduct multi-channel marketing campaigns to reach our target customers through celebrity endorsements, advertisements in various types of media, retail sales promotions and in-store marketing activities.

We sold approximately 5,104,000, 5,615,000 and 6,449,000 units of garments in 2009, 2010 and 2011, respectively. We currently outsource more than 97.1% of the production of our products to PRC-based third party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

Our revenues increased from RMB672.1 million in 2009 to RMB899.3 million in 2010 and further to RMB1,180.0 million ($187.5 million) in 2011, representing a compound annual growth rate, or CAGR, of 32.5%; and our net profit increased from RMB194.3 million in 2009 to RMB252.3 million in 2010 and decreased to RMB251.7 million ($40.0 million) in 2011.

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

Our Products

We currently offer a wide range of men’s leisure and business apparel and accessories that include the following three major types:

•	Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 89.4% and 93.2%, respectively, of our revenues in 2010 and 2011;

•	Business formal—including suits, business pants and dress shirts, which accounted for approximately 9.4% and 5.6%, respectively, of our revenues in 2010 and 2011; and

•	Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.2% and 1.2%, respectively, of our revenues in 2010 and 2011.

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

Design and Merchandising

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of December 31, 2011, our design and product development team consisted of 47 members, including five senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Qiwen Yang, has more than 15 years of experience as a fashion designer and in 2006 was named one of China’s top ten fashion designers by the China Fashion Association. All of our senior designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted goods. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.

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

We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors, managers of major retail outlets and department store chains, especially during our biannual sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2009, 2010 and 2011, we introduced over 1,000 new designs to the market.

Production

The total volume of our own production amounted to approximately 1,346,000, 236,000 and 136,000 garments in 2009, 2010 and 2011, respectively. In 2010 and 2011, we produced approximately 4.2% and 2.1%, respectively, of all of our products in terms of unit volume at our manufacturing facility in Jinjiang City, Fujian Province. As of December 31, 2011, our manufacturing facility comprised four production lines with an aggregate capacity of producing approximately 136,000 garments per year. In January 2012, we shut down production at our outdated manufacturing facility in Jinjiang City. We plan to convert this facility into a warehouse. We have applied, through our wholly owned subsidiary Xiniya (China) Holdings Limited, to the relevant governmental authorities in Quanzhou City, Fujian Province to acquire land use rights for new manufacturing facilities. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing facilities. Any future plans for the construction of new manufacturing facilities and resumption of our own production remain subject to receipt of all necessary financing and governmental approvals, among other variables.

In 2009, 2010 and 2011, we outsourced the production of approximately 76.4%, 95.8% and 97.9%, respectively, of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2009, 2010 and 2011, we had 47, 50 and 84 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and construction that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB314.3 million, RMB556.4 million and RMB734.6 million ($116.7 million) in 2009, 2010 and 2011, respectively, accounting for approximately 71.6%, 94.4% and 94.7% of our total cost of sales in the respective periods.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for our own manufacturing and the orders we will be required to place with our contract manufacturers. We generally plan purchases of raw materials and place manufacturing orders with our contract manufacturers immediately after each of our two seasonal sales fairs, usually in April for our autumn and winter products and in September for our spring and summer products, where we confirm sales orders with our distributors. This enables us and our contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and provide our products suitable for a specific season to our distributors on a just-in-time basis so as to minimize our inventory levels.

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

    Our Distribution Network

All of our products are sold to customers in China. We sell substantially all of our products to our distributors who then resell our products to department store chain operators, authorized retailers, and retail customers through retail outlets managed or authorized by such distributors. We believe our business model enables us to achieve growth by leveraging the resources of our distributors, as well as their expertise in retail distribution and management and local relationships.

As of December 31, 2011, our products were sold in 21 provinces, five autonomous regions and four municipalities in China, at 99 stores managed by our 28 distributors, 1,189 retail stores managed by 1,109 authorized retailers supervised by our 28 distributors, 317 department store concessions managed by 59 department store chains supervised by our 28 distributors, and two flagship stores owned and managed by us. We present our products to our distributors, as well as the department store chains and authorized retailers supervised by our distributors, at our sales fairs, which are held twice a year, usually in April and September of each year.

Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, all of our distributors are eligible to receive incentive rebates of a fixed percentage of their respective annual purchases from us. Such rebates are then deducted from the accounts receivable from each of these distributors at the end of each year. In the years ended December 31, 2009, 2010 and 2011, we provided rebates in an aggregate amount of RMB18.6 million, RMB34.1 million and RMB51.5 million ($8.2 million), respectively. The amounts that each distributor receives will be used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new store launches and new product roll-outs, as well as recruitment of authorized retailers.

The following diagram illustrates the relationships among our company, our distributors, department store chains, retail outlets and end consumers as of December 31, 2011.

The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets and department store concessions were located as of December 31, 2011.

The table below sets forth the breakdown of our revenues by geographic region for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Eastern region (1)	211,348	31.4%	280,564	31.2%	359,085	57,053	30.4%
Central and southern region (2)	178,924	26.6%	252,592	28.1%	330,124	52,451	28.0%
Southwestern region (3)	100,468	15.0%	127,674	14.2%	175,362	27,862	14.9%
Northeastern region (4)	80,430	12.0%	101,367	11.3%	127,066	20,189	10.8%
Northwestern region (5)	64,282	9.6%	81,151	9.0%	108,077	17,172	9.1%
Northern region (6)	36,623	5.4%	55,904	6.2%	80,322	12,762	6.8%

	672,075	100.0%	899,252	100.0%	1,180,036	187,489	100.0%

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.

(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.
(4)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(5)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.
(6)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

In 2010, we restructured our retail network so that department store chains selling our products would be placed under the management and supervision of our distributors. All of the department store chains now purchase our products from our distributors instead of directly from us. We believe such change has helped to eliminate competition within our distribution network and enhance the overall performance of this network as well as our customer management efficiency.

Distributors

We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Shandong Province, Liaoning Province, Guangdong Province and Fujian Province, where we have two distributors covering different regions within each province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men’s apparel brands. Our distributors are also required to maintain uniform standards in respect of store displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a weekly basis. The number of our distributors increased from 23 in 2006 to 28 as of December 31, 2011. In 2009, 2010 and 2011, approximately 61.6%, 82.5% and 99.7% of our revenues was generated from sales to our distributors, respectively.

The following table summarizes by region the number of our distributors for the periods indicated.

	As of December 31,
	2009	2010	2011
Eastern region (1)	7	7	8
Central and southern region (2)	5	5	6
Southwestern region (3)	4	4	4
Northern region (4)	4	4	4
Northeastern region (5)	2	3	3
Northwestern region (6)	3	3	3

Total	25	26	28

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.
(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(6)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

The top three regions, namely the eastern, central and southern and southwestern regions, accounted for 73.0%, 73.5% and 73.3%, respectively, of our total revenues for the years ended December 31, 2009, 2010 and 2011. These regions have the highest concentration of sales to distributors and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality.

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

The number of our retail outlets managed or authorized by our distributors increased from 353 in 2006 to 1,607 in 2011, representing a CAGR of 35.4%. The increases in both distributors and authorized retail outlets were primarily due to our successful marketing strategy and the increased popularity of our products. The following table lists by region the number of retail outlets managed by our distributors, department store operators and authorized retailers for each of the periods indicated.

	As of December 31, 2009			As of December 31, 2010			As of December 31, 2011
	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers
Anhui	—	18	8	—	18	10	1	18	15
Beijing	1	—	16	1	—	17	1	—	12
Chongqing	5	22	42	6	25	52	6	24	53
Fujian (1)	1	—	57	2	—	70	4	—	80
Gansu	1	—	15	1	—	18	2	—	24
Guangdong (2)	2	—	47	2	—	54	2	—	59
Guangxi	9	22	50	10	24	59	10	25	66
Guizhou	—	—	24	—	—	38	2	—	47
Hainan (3)	—	—	5	—	—	5	—	—	5
Heilongjiang	2	8	47	4	9	51	5	9	67
Hebei	—	2	21	—	2	27	—	2	36
Henan	5	6	38	5	6	48	6	6	67
Hubei	1	32	28	4	38	38	8	36	41
Hunan	3	27	64	5	29	76	6	29	86
Inner Mongolia	—		22	—	—	27	—	—	36
Jiangsu	1	18	28	1	19	44	1	19	48
Jiangxi	—	3	36	—	3	39	5	3	42
Jilin (4)	—	8	9	—	9	11	—	9	13
Liaoning (5)	1	22	43	9	23	41	10	22	57
Ningxia (6)	—	—	2	—	—	2	—	—	4
Shaanxi	—	—	31	—	14	43	—	9	48
Shandong (7)	2	20	26	2	21	38	2	21	47
Shanghai (8)	—	—	—	—	—	2	—	—	3
Shanxi	—	14	18	1	—	23	1	—	27
Sichuan	—	—	19	—	—	22	5	—	30
Tianjin (9)	—	—	2	—	—	5	—	—	5
Tibet (10)	—	—	1	—	—	1	—	—	1
Xinjiang	9	7	40	10	7	47	13	7	52
Yunnan	1	12	34	1	12	37	4	12	43
Zhejiang	5	63	54	4	67	64	5	66	75

Total	49	304	827	68	326	1,009	99	317	1,189

(1)	We currently have two distributors in Fujian Province covering different regions within Fujian Province.
(2)	We currently have two distributors in Guangdong Province covering different regions within Guangdong Province.
(3)	We currently do not have a distributor covering Hainan Province. Our retail outlets located in Hainan Province are authorized and supervised by our distributor for Guangdong Province.
(4)	We currently do not have a distributor covering Jilin Province. Our retail outlets located in Jilin Province are authorized and supervised by our distributor for Liaoning Province.
(5)	We currently have two distributors in Liaoning Province covering different regions within Liaoning Province.
(6)	We currently do not have a distributor covering Ningxia Autonomous Region. Our retail outlets located in Ningxia Autonomous Region are authorized and supervised by our distributor for Gansu Province.
(7)	We currently have two distributors in Shandong Province covering different regions within Shandong Province.
(8)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.
(9)	We currently do not have a distributor covering Tianjin. Our retail outlets located in Tianjin are authorized and supervised by our distributor for Beijing.
(10)	We currently do not have a distributor covering Tibet Autonomous Region. Our retail outlet located in Tibet Autonomous Region is authorized and supervised by our distributor for Sichuan Province.

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

•

Minimum purchase requirement and deposit: Each of our distributors is expected to purchase a minimum amount of our products each year, which, for example, ranges from RMB11.0 million to RMB104.0 million in 2012, as specified in the respective distributorship agreements, and pay a deposit to us that is refundable, provided that such distributor does not materially violate its distributorship agreement with us. If a distributor fails to meet the minimum purchase amount, we have the right to terminate its distributorship agreement and withhold part or all of the deposit as a penalty.

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

Sales generated by our five best-performing distributors accounted for approximately 19.7%, 28.5% and 36.2% of our revenues in the years ended December 31, 2009, 2010 and 2011, respectively. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

Department Store Chains

In 2006, we began to sell our products to large department store chains in our target geographies, including second and lower tier cities in certain provinces. These department store chains designate an area in their stores to exclusively sell our products to consumers. In 2010, we restructured our retail network so that department store chains selling our products would be placed under the management and supervision of our distributors. We did so by establishing cooperative relationships between the department store chains and our distributors covering their respective regions. As of December 31, 2010, 59 department store chains had become authorized retailers under our distributors. All of the department store chains now purchase our products from our distributors instead of directly from us.

Management and Growth Control of Our Authorized Retail Network

Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 92 dedicated members, is primarily responsible for approaching potential distributors, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, department store chains, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform store design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with the operators of retail outlets authorized by our distributors, including department store chains, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.

Expansion Plans For Our Authorized Retail Network

A net total of 203 new retail outlets were opened in 2011, consisting of 235 new retail outlets opened and 32 retail outlets closed. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor. In addition, as an important part of our development strategy, we plan to open, or provide support to our distributors to open, new flagship stores in select major cities in China. We believe a flagship store in a prime business district of a major city would showcase our complete line of products, attract consumer attention and promote our brand image. The flagship stores will be designed and fitted out by us and managed either by us or by our distributors.

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

Raw Materials

The principal raw materials used in our products are fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons. We obtain all of these materials from domestic suppliers in China. Many of our raw material suppliers are located in Jinjiang City, near the location of our recently closed production facility, which allowed us to minimize transportation costs in 2011. We generally enter into supply agreements with each of our suppliers for a one-year term. Many of our suppliers develop new designs and fabrics together with us and also from time to time allow us to enjoy exclusive access to certain fabrics they design specifically for us. In 2009, 2010 and 2011, we had 39, 27 and 37 raw material suppliers, respectively. We have developed stable relationships with many of our suppliers and have not experienced any material disruptions to our business as a result of a shortage of raw materials since 2006.

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

In 2011, we advertised on Chinese national television channels CCTV-2, CCTV-5 and CCTV-12 to promote our brand.

In the years ended December 31, 2009, 2010 and 2011, our total advertising and promotional expenses amounted to approximately RMB4.5 million, RMB3.9 million and RMB39.1 million ($6.2 million), respectively, which accounted for approximately 0.7%, 0.4% and 3.3% of our revenues in the respective periods.

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

Competition

The men’s retail apparel industry is highly competitive in China. We believe the principal bases upon which we compete are quality, design, the breadth of our retail network, customer service and price. We believe that our primary competitive advantages are consumer recognition of our brand name and our presence in many second-and lower-tier cities in China.

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

Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was amended and promulgated on December 24, 2011. The Catalogue is a tool that PRC policymakers have used to manage and direct foreign investment. The Catalogue divides industries into three basic categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects are also subject to approvals of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. The area of production of men’s apparel, which includes the production of business and casual men’s apparel, belongs to the category of permitted foreign investment industries.

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

Social Insurance Regulations

According to the PRC Social Insurance Law and the Rules on Implementing the PRC Social Insurance Law, both effective as of July 1, 2011, the state shall establish a social insurance system including basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and both employers and individuals shall pay social insurance premiums. Migrant workers shall participate in social insurance schemes, and foreigners employed within the territory of the PRC shall participate in social insurance as well. Violations of the PRC Social Insurance Law may result in the imposition of fines, and criminal liability may be incurred in serious cases.

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

According to the Regulations on Occupational Injury Insurance effective as of January 1, 2004, as subsequently amended on December 20, 2010, employers in the PRC shall pay the occupational injury insurance fees for their employees.

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

On November 19, 2010, SAFE promulgated the Notice of Foreign Exchange on Relevant Issues concerning Strengthening the Administration of the Foreign Exchange Business, or SAFE Circular No. 59, which tightens the regulation over settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds be consistent with the description in the prospectus for the offering.

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%, effective from January 1, 2008.

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

D. Property, Plants and Equipment

Our corporate headquarters are located in Xiamen City, Fujian Province, where we lease approximately 1,800 square meters of office space as well as a production facility with an aggregate gross floor area of approximately 4,469 square meters. As of the date of this annual report, we manage two flagship stores in Quanzhou City, Fujian Province with approximately 851 square meters of space leased from a related party and 450 square meters of space leased from third parties.

In October 2005, we signed an operating lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of our founder, chairman and chief executive officer, Mr. Qiming Xu, relating to 18,000 square meters of property, which includes a manufacturing facility of 8,400 square meters, administrative areas of 1,800 square meters and employee residential areas of 4,800 square meters. The term of the lease is ten years starting from October 2005 and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease. In January 2012, we shut down production at our outdated manufacturing facility in Jinjiang City, Fujian Province. We plan to convert this facility into a warehouse.

In March 2011, we signed a five-year operating lease agreement from April 1, 2011 to March 31, 2016 for our research and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 3,032 square meters of office space.

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

A. Operating Results

Overview

We are a leading provider of men’s business casual apparel in China. We design and manufacture men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. All of our products are sold to customers in China and are sold under our Xiniya brand. We sell substantially all of our products to our distributors who then resell our products to department store chain operators, authorized retailers, and retail customers through retail outlets managed or authorized by such distributors. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network, including department store concessions, are required to sell our products exclusively. We also have two flagship stores owned and managed by us. In 2009, 2010 and 2011, we sold approximately 5,104,000, 5,615,000 and 6,449,000 units of garments, respectively, among which approximately 26.4%, 4.2% and 2.1%, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province. We outsourced the production of the rest of our products to PRC-based third party contract manufacturers.

Our revenues increased from RMB672.1 million in 2009 to RMB899.3 million in 2010 and further to RMB1,180.0 ($187.5 million) in 2011, representing a CAGR of 32.5%, and our net profit increased from RMB194.3 million in 2009 to RMB252.3 million in 2010 and decreased to RMB251.7 million ($40.0 million) in 2011.

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

Our Relationships with, and the Business Performance of, Our Distributors and Their Authorized Retailers and Department Store Chains

We sell substantially all of our products to our distributors who then resell our products to department store chain operators, authorized retailers, and retail customers through retail outlets managed or authorized by such distributors. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors and their authorized retailers and department store chains. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us or becomes bankrupt. In the past, we have motivated our distributors by providing our top 20 performers in terms of total annual purchase value sales incentive rebates of a fixed percentage of their respective purchase values from us. Such rebates are settled by offsetting the accounts receivable from each of these top performers at the end of the year. In the years ended December 31, 2009, 2010 and 2011, we provided rebates to our top 20 distributors in an aggregate amount of RMB18.6 million, RMB34.1 million and RMB51.5 million ($8.2 million), respectively. In 2012, we plan to provide rebates to all of our distributors. Based on the historical revenues generated by these distributors, the additional rebates would have represented less than 1% of our total revenues, and we expect such impact to be minimal in 2012.

In 2010, we restructured our authorized retail outlet network by transferring the department store chains as authorized retailers under the management and supervision of our distributors in charge of their respective jurisdictions. All of the department store chains now purchase our products from our distributors instead of directly from us. We believe such change helps to eliminate competition within our distribution network and enhance the overall performance of this network as well as our customer management efficiency. We believe that the department store chains will benefit from the restructuring by receiving stronger support from the distributors. The restructuring had a positive impact on our revenue growth in 2011 by enhancing the overall performance of our sales network. However, as a result of such restructuring, our reliance on distributors has increased. Our five largest distributors accounted for an aggregate of 19.7%, 28.5% and 36.2% of our revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Furthermore, the positive impact of the restructuring was partially offset by the increase in the total amount of our sales rebates offered as a result of the increased purchase value attributable to the department store chains newly included in the respective jurisdictions of our distributors.

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

Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand

We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We spent approximately RMB4.5 million, RMB3.9 million and RMB39.1 million ($6.2 million) on our advertising and marketing activities for the years ended December 31, 2009, 2010 and 2011, respectively. Our advertising and promotional expenses significantly increased in 2011 due to our media campaign on Chinese national television channels CCTV-2, CCTV-5 and CCTV-12. We also work closely with our distributors and their authorized retailers and department store chains in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program. We plan to continue to work closely with our distributors and their authorized retailers and department store chains to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.”

Our Ability to Address the Needs and Preferences of our Target Consumers in a Timely Manner

Our target consumers are male working professionals between the ages of 25 and 45. The acceptance and popularity of our products among our target consumers are largely determined by our ability to satisfy their evolving needs for business and leisure travel, anticipate and reflect their rapidly changing fashion preferences in our products and price our products within an acceptable range. In this regard, we currently implement a policy to track the inventory levels of our distributors by requiring them to provide sales reports on a monthly basis, mainly to gather information regarding the market acceptance of our products so as to reflect consumer preferences in the design of our products for the next season. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors and their authorized retailers and department store chains experiencing lower sales volumes, lower selling prices and lower profits, which in turn could materially adversely affect our results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.”

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

Competition

The men’s retail apparel industry in China is highly competitive. We compete primarily with domestic men’s apparel brands on the bases of quality, design, the breadth of our authorized retail network, customer service and price. We have limited ability to set price levels of our products in our target markets, and we are therefore required to adjust the prices of our products from time to time to be comparable with the prevailing market prices of similar products offered by our competitors. We believe that our primary competitive advantages are consumer recognition of our brand name and our authorized retail network coverage in many second- and lower-tier cities in China. Our major competitors include, among others, Lilanz, Septwolves and K-Boxing. We believe the intense competition in China’s men’s apparel industry will continue in the future. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and to maintain and increase our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and increase expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.”

Our Relationships with, and the Performance of, our Contract Manufacturers

We currently engage contract manufacturers to manufacture substantially all of our products, including suits, wool sweaters and jeans, which are then sold by us to our distributors. In 2009, 2010 and 2011, we had 47, 50 and 84 contract manufacturers, respectively, and outsourced the production of approximately 76.4%, 95.8% and 97.9% of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. We ceased the operation of four of our production lines at our manufacturing facility in Jinjiang City in January 2010 and, as a result, outsourced production as a percentage of our total sales volume increased substantially in 2010. In January 2012, we shut down production at our outdated manufacturing facility in Jinjiang City, Fujian Province. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing facilities. Any future plans for the construction of new manufacturing facilities and resumption of our own production remain subject to receipt of all necessary financing and governmental approvals, among other variables. As the cost of sales of outsourced production is generally higher than the cost of sales of our own production, our profit margin may be adversely affected as we outsource all production to contract manufacturers in the foreseeable future.

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

Revenues

Our revenues increased from RMB672.1 million in 2009 to RMB899.3 million in 2010 and to RMB1,180.0 million ($187.5 million) in 2011, representing a CAGR of 32.5%, primarily due to the increase in the number of units of garments we sold and the increase in the average unit selling price of our products. The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(amounts in thousands, except average unit selling price)
Revenues	672,075	899,252	1,180,036	187,489
Cost of sales	(438,773)	(589,233)	(775,137)	(123,157)

Gross profit	233,302	310,019	404,899	64,332

Gross profit margin	34.7%	34.5%	34.3%	—
Number of units sold	5,104	5,615	6,449	—
Average unit selling price (1)	131.7	160.2	183.0	—

(1)	Average unit selling price is calculated by dividing the revenues for the year/period by the number of units sold. However, the price of any particular unit may vary significantly depending on the type of apparel and accessories.

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

The table below sets forth a breakdown of our revenues by product line for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	622,538	92.6%	804,255	89.4%	1,099,337	174,667	93.2%
Business formal	42,567	6.3%	84,611	9.4%	66,567	10,577	5.6%
Accessories	6,970	1.1%	10,386	1.2%	14,132	2,245	1.2%

	672,075	100.0%	899,252	100.0%	1,180,036	187,489	100.0%

We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 92.6%, 89.4% and 93.2% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, our revenues from sales of our business casual apparel increased from RMB622.5 million in 2009 to RMB804.3 million in 2010 and further to RMB1,099.3 million ($174.7 million) in 2011, mainly attributable to the growth of the overall business casual apparel market in China and our ability to meet this increasing consumer demand for business casual apparel.

Revenues from sales of our business formal apparel represented 6.3%, 9.4% and 5.6% of our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The decrease in the percentage of our revenues from sales of our business formal apparel in 2011 reflected our increasing focus on business casual products. Our revenues from sales of accessories represented 1.1%, 1.2% and 1.2%, respectively, of our total revenues for the years ended December 31, 2009, 2010 and 2011.

Breakdown of Revenues by Sales Channel

We sell substantially all of our products to our distributors who then resell our products to department store chain operators, authorized retailers, and retail consumers through retail outlets managed or authorized by such distributors. We also sell our products through our flagship stores in Quanzhou City, Fujian Province. Before we completed the restructuring of our retail network at the end of 2010, we also sold a portion of our products directly to large department store chains in our target geographies.

The table below sets forth the breakdown of our revenues by sales channel for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Distributors	413,858	61.6%	741,536	82.5%	1,176,356	186,904	99.7%
Department store chains	253,733	37.7%	154,183	17.1%	—	—	—%
Flagship stores	4,484	0.7%	3,533	0.4%	3,680	585	0.3%

	672,075	100.0%	899,252	100.0%	1,180,036	187,489	100.0%

Revenues generated from sales to distributors accounted for 61.6%, 82.5% and 99.7%, respectively, of our total revenues for the years ended December 31, 2009, 2010 and 2011, while revenues generated from sales to department store chains represented 37.7%, 17.1% and 0.0%, respectively, of our total revenues during the same periods. In 2010, revenues generated from sales to distributors significantly increased partly as a result of our restructuring of our authorized retail outlet network by transferring the department store chains as authorized retailers under the supervision of our distributors in charge of their respective jurisdictions. The restructuring was completed in December 2010. In 2011, all of our revenues were generated from sales to distributors, other than sales we generated through our two flagship stores.

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues.

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Cost of sales	438,773	65.3%	589,233	65.5%	775,137	123,157	65.7%
Selling and distribution expenses (1)	8,744	1.3%	11,999	1.3%	72,154	11,464	6.1%
Administrative expenses	2,898	0.4%	10,108	1.2%	23,267	3,697	2.0%

Total operating costs and expenses	450,415	67.0%	611,340	68.0%	870,558	138,318	73.8%

(1)	We do not hold significant inventories and do not incur significant purchasing, receiving or warehousing costs.

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

In 2009, 2010 and 2011, we sold approximately 5,104,000, 5,615,000 and 6,449,000 units of garments, respectively, among which approximately 26.4%, 4.2% and 2.1%, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province, which we closed in January 2012.

The following table sets forth a breakdown of our cost of sales for the periods indicated.

	For the Year Ended December 31,
	2009			2010 2011
	RMB	% of Cost of Our Own Production	% of Cost of Sales	RMB	% of Cost of Our Own Production	% of Cost of Sales	RMB	$	% of Cost of Our Own Production	% of Cost of Sales
	(amounts in thousands, except for percentages)
Own production
Raw materials	85,543	74.6%	19.5%	16,230	69.4%	2.7%	15,406	2,448	71.5%	2.0%
Direct labor	20,561	17.9%	4.7%	4,066	17.4%	0.7%	3,782	601	17.5%	0.5%
Sub-contracting expenses	3,639	3.2%	0.8%	921	3.9%	0.2%	272	43	1.3%	0.0%
Overhead	4,969	4.3%	1.1%	2,173	9.3%	0.4%	2,082	331	9.7%	0.3%

Sub-total	114,712	100.0%	26.1%	23,390	100.0%	4.0%	21,542	3,423	100.0%	2.8%

Outsourced production Purchases	314,296	N/A	71.6%	556,353	N/A	94.4%	734,552	116,708	N/A	94.7%

Research and Development Expenses	9,294	N/A	2.2%	8,588	N/A	1.5%	10,609	1,686	N/A	1.4%

Tax	471	N/A	0.1%	902	N/A	0.1%	8,434	1,340	N/A	1.1%

Total	438,773	N/A	100.0%	589,233	N/A	100.0%	775,137	123,157	N/A	100.0%

Cost of sales for our outsourced production accounted for 71.6%, 94.4% and 94.7% of our total cost of sales, respectively, in the years ended December 31, 2009, 2010 and 2011.

The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	Amount		% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	405,309	92.4%	525,294	89.1%	713,511	113,366	92.0%
Business formal	28,107	6.4%	55,490	9.4%	43,120	6,851	5.6%
Accessories	4,886	1.1%	7,547	1.3%	10,072	1,600	1.3%
Tax	471	0.1%	902	0.2%	8,434	1,340	1.1%

	438,773	100.0%	589,233	100.0%	775,137	123,157	100.0%

Selling and Distribution Expenses

Selling and distribution expenses primarily include advertising and promotion expenses, shop rack expenses, freight expenses, sales fair expenses, traveling expenses, flagship store renovation expenses and packaging expenses. Our selling and distribution expenses were RMB8.7 million, RMB12.0 million and RMB72.2 million ($11.5 million) in 2009, 2010 and 2011, respectively.

We have engaged Jacky Cheung, a well-known pop singer, as our brand spokesperson for our Xiniya brand since October 2007. We recorded RMB4.5 million, RMB3.9 million and RMB3.9 million ($0.6 million), respectively, in advertising and promotion expenses in 2009, 2010 and 2011, respectively, in connection with the engagement of Jacky Cheung as our brand spokesperson. In 2011, we advertised on Chinese national television channels CCTV-2, CCTV-5 and CCTV-12 to promote our brand, and we recorded RMB28.5 million ($4.5 million) in connection with our media campaign on these CCTV channels. For the years ended December 31, 2009, 2010 and 2011, our advertising and promotion expenses represented 0.7%, 0.4% and 3.3%, respectively, of our revenues. Since July 2011, as part of our overall strategy to unify the image of our authorized retail stores, we have been paying for shop racks for authorized retail stores opened in or after July 2011. These expenses were RMB19.7 million ($3.1 million) or 1.7% of our revenue in 2011.

We do not hold significant inventories and we do not incur significant purchasing, receiving or warehousing costs. We account for freight expenses as selling and distribution expenses. We recorded RMB3.3 million, RMB5.2 million and RMB4.4 million ($0.7 million) respectively, in freight expenses in 2009, 2010 and 2011. For the years ended December 31, 2009, 2010 and 2011, freight expenses represented 0.5%, 0.6% and 0.4%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.

Administrative Expenses

Our administrative expenses were RMB2.9 million, RMB10.1 million and RMB23.3 million ($3.7 million) in 2009, 2010 and 2011, respectively, and consisted primarily of salary, social insurance, office rental, transportation, telecommunication, interest, share-based compensation and other expenses, as well as professional fees and public company listing fees.

Salary and social insurance payments to our staff increased from approximately RMB1.8 million in 2009 to RMB4.2 million in 2010 and further to RMB10.7 million ($1.7 million) in 2011 primarily due to the increase in our administrative personnel headcount and increase in salaries. For the years ended December 31, 2009, 2010 and 2011, salary and social insurance expenses represented 0.3%, 0.5% and 0.9%, respectively, of our revenues.

As a result of our initial public offering in November 2010, we incurred professional and related fees of RMB2.2 million and RMB6.8 million ($1.1 million) in 2010 and 2011 respectively and share-based compensation expenses of RMB2.2 million in 2010 and RMB0.8 million ($0.1 million) in 2011 for certain employees.

In October 2011, we relocated our corporate headquarters from Jinjiang City, Fujian Province to Xiamen City, Fujian Province. The headquarters are now within the same complex as our fashion design and sales & marketing facilities in Xiamen Software Park. Renovations of these facilities were completed in September 2011. This increased our office rental, electricity, office, transportation, telecommunication and other expenses from RMB0.9 million in 2010 to RMB2.7 million ($0.4 million) in 2011.

During 2011, we incurred interest expenses on short-term bank loans of RMB1.0 million ($0.2 million).

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

Sales of goods—distributors and department store chains Revenues are recognized upon delivery of products to distributors and department store chains, and when there is no unfulfilled obligation that could affect acceptance of products by distributors and department store chains. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department store chains. Delivery costs incurred by us are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these top performers at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 90 days for our distributors, which is consistent with market practice. Credit terms were 30 days from January 2009 to September 2009, and ranged from 30 to 90 days from October 2009 to the present.

Sales of goods—retail We operate two flagship stores for the sale of our products. Revenues generated from these outlets are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors, department store chains and authorized retailers, who bear all related program costs.

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

Share-based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2011.

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

Results of Operations

The following tables present our summary statements of operations for each of the years ended December 31, 2009, 2010 and 2011. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(amounts in thousands, except for percentages)
Revenues
Business casual	622,538	804,255	1,099,337	174,667
Business formal	42,567	84,611	66,567	10,577
Accessories	6,970	10,386	14,132	2,245

Total revenues	672,075	899,252	1,180,036	187,489

Operating Costs and Expenses
Cost of sales	(438,773)	(589,233)	(775,137)	(123,157)
Selling and distribution expenses	(8,744)	(11,999)	(72,154)	(11,464)
Administrative expenses	(2,898)	(10,108)	(23,267)	(3,697)

Total operating costs and expenses	(450,415)	(611,340)	(870,558)	(138,318)

Operating Income	221,660	287,912	309,478	49,171
Interest and other income	793	847	24,616	3,911

Income Before Tax	222,453	288,759	334,094	53,082
Income tax expenses	(28,109)	(36,413)	(82,386)	(13,090)

Net Profit	194,344	252,346	251,708	39,992
Other comprehensive income
Exchange difference on translation of financial statements of entities outside the mainland of the People’s Republic of China	—	—	(18,536)	(2,945)

	194,344	252,346	233,172	37,047

Net profit margin (%)	28.9%	28.1%	21.3%

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

Our revenues increased by RMB280.7 million ($44.6 million) or 31.2% from RMB899.3 million in 2010 to RMB1,180.0 million ($187.5 million) in 2011. This increase was primarily attributable to an increase of 14.2% in the average unit selling price of our products from RMB160.2 to RMB183.0 ($29.1), due to adjustment of our product mix towards higher priced products as well as price adjustment for the impact of inflation on raw material and labor costs, which resulted in an RMB147.1 million ($23.4 million) increase in revenues. In addition, our sales volume increased by 14.3% from approximately 5.6 million units to approximately 6.4 million units, which resulted in an RMB133.6 million ($21.2 million) increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our retail outlets and retail concessions from 1,404 as of December 31, 2010 to 1,607 as of December 31, 2011.

Revenues generated from the sales of our business casual apparel products increased by RMB295.0 million ($46.9 million) or 36.7% from RMB804.3 million in 2010 to RMB1,099.3 million ($174.7 million) in 2011, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 15.6% in average unit selling price from RMB166.9 in 2010 to RMB192.9 ($30.6) in 2011, which resulted in an RMB148.4 million ($23.6 million) increase in revenues, as well as an increase of 18.8% in sales volume from approximately 4.8 million units in 2010 to approximately 5.7 million units in 2011, which resulted in an RMB146.6 million ($23.3 million) increase in revenues.

Revenues generated from the sales of our business formal apparel products decreased by RMB18.0 million ($2.9 million) or 21.3% from RMB84.6 million in 2010 to RMB66.6 million ($10.6 million) in 2011, reflecting our shift in focus to business casual apparel. The decrease was mainly attributable to a decrease of 18.4% in sales volume from approximately 610,000 units in 2010 to approximately 498,000 units in 2011, which resulted in an RMB15.5 million ($2.5 million) decrease in revenues, as well as a 3.7% decrease in average unit selling price from RMB138.8 in 2010 to RMB133.7 ($21.3) in 2011, which resulted in an RMB2.5 million ($0.4 million) decrease in revenues.

Revenues generated from the sales of our accessory products increased by RMB3.7 million ($0.6 million) or 35.6% from RMB10.4 million in 2010 to RMB14.1 million ($2.2 million) in 2011, due to an increase of 36.8% in sales volume of our accessory products from approximately 185,000 units in 2010 to approximately 253,000 units in 2011, which resulted in an RMB3.8 million ($0.6 million) increase in revenues, offset in part by a decrease of 0.4% in average unit selling price from RMB56.1 in 2010 to RMB55.9 ($8.9) in 2011, which resulted in an RMB0.1 million ($16,000) decrease in revenues.

Cost of Sales

Our cost of sales increased by RMB185.9 million ($29.5 million) or 31.6% from RMB589.2 million in 2010 to RMB775.1 million ($123.2 million) in 2011. Such changes were primarily due to an increase of RMB178.2 million ($28.3 million) or 32.0% in our cost of outsourced production from RMB556.4 million in 2010 to RMB734.6 million ($116.7 million) in 2011. Cost of outsourced production as a percentage of our total cost of sales increased from 94.4% in 2010 to 94.7% in 2011. However, the percentage of our cost of sales compared to our total revenues remained stable at 65.5% and 65.7% in 2010 and 2011, respectively. The average cost of sales per unit increased by 14.6% from RMB104.9 in 2010 to RMB120.2 ($19.1) in 2011. This was mainly due to the impact of inflation on our raw material and labor costs as well as adjustment of our product mix towards higher cost products.

Cost of our own production decreased by RMB1.9 million ($0.3 million) or 8.1% from RMB23.4 million in 2010 to RMB21.5 million ($3.4 million) in 2011. Cost of our own production as a percentage of our total cost of sales decreased from 4.0% in 2010 to 2.8% in 2011.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB60.2 million ($9.6 million) or 501.7% from RMB12.0 million in 2010 to RMB72.2 million ($11.5 million) in 2011, primarily due to increases in advertising and promotion expenses, shop rack expenses, sales fair expenses, flagship store expenses and travel expenses. Our advertising and promotion expenses increased by RMB35.2 million ($5.6 million) or 902.6% from RMB3.9 million in 2010 to RMB39.1 million ($6.2 million) in 2011, primarily due to advertising and promotion expenses related to our media campaign on Chinese national television channels CCTV-2, CCTV-5 and CCTV-12. Our shop rack expenses increased by RMB19.7 million ($3.1 million), primarily as a result of our efforts to unify the image of our authorized retail stores, such as paying for shop racks for authorized retail stores opened since July 2011. Sales fair expenses increased by RMB2.9 million ($0.5 million) or 322.2% from RMB0.9 million in 2010 to RMB3.8 million ($0.6 million) in 2011, mainly due to the increase in sales fair spending as our sales fair orders increased. Our flagship store expenses increased by RMB1.5 million ($0.2 million) in 2011, which was mainly attributable to opening a new flagship store in November 2011. Our travel expenses increased by RMB1.0 million ($0.2 million) or 333.3% from RMB0.3 million in 2010 to RMB1.3 million ($0.2 million) in 2011, primarily due to more frequent marketing trips. The percentage of selling and distribution expenses compared to our total revenues increased from 1.3% in 2010 to 6.1% in 2011.

Administrative Expenses

Our administrative expenses increased by RMB13.2 million ($2.1 million) or 130.2% from RMB10.1 million in 2010 to RMB23.3 million ($3.7 million) in 2011 and the percentage of administrative expenses compared to our total revenues increased from 1.2% in 2010 to 2.0% in 2011. From 2010 to 2011, salaries and related costs increased by RMB6.5 million ($1.0 million) or 154.8% from RMB4.2 million in 2010 to RMB10.7 million ($1.7 million) in 2011, primarily due to the increase in our administrative personnel headcount and increase in salaries. As a result of our listing status since November 2010, our professional and related fees increased by RMB4.6 million ($0.7 million) or 209.1% from RMB2.2 million in 2010 to RMB6.8 million ($1.1 million) in 2011. During 2011, we incurred interest expenses on short-term bank loans of RMB1.0 million ($0.2 million).

Interest and Other Income

Interest and other income increased by RMB23.8 million ($3.8 million) from RMB0.8 million in 2010 to RMB24.6 million in 2011, mainly due to an increase in interest income of RMB13.6 million, arising from time deposits placed with banks, and an exchange gain of RMB9.0 million.

Income Tax Expense

Income tax expense increased by RMB46.0 million ($7.3 million) or 126.4% from RMB36.4 million in 2010 to RMB82.4 million ($13.1 million) in 2011, mainly due to the increase in our effective tax rate from 12.6% in 2010 to 24.7% in 2011 after the expiration of preferential tax treatment at the end of 2010.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB0.6 million ($95,000) or 0.2% from RMB252.3 million in 2010 to RMB251.7 million ($40.0 million) in 2011. Our net margin decreased from 28.1% in 2010 to 21.3% in 2011.

Other Comprehensive Income

Other comprehensive income decreased by RMB18.5 million ($2.9 million) in 2011, mainly due to exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China, namely our company and Xiniya Hong Kong.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues

Our revenues increased by RMB227.2 million or 33.8% from RMB672.1 million in 2009 to RMB899.3 million in 2010. This increase was primarily attributable to an increase of 21.6% in the average unit selling price of our products from RMB131.7 to RMB160.2, due to adjustment of our product mix towards higher priced products as well as price adjustment for the impact of inflation on our raw material and labor costs, which resulted in an RMB159.9 million increase in revenues. In addition, our sales volume increased by 10.0% from approximately 5.1 million units to approximately 5.6 million units, which resulted in an RMB67.3 million increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our retail outlets and retail concessions from 1,181 as of December 31, 2009 to 1,404 as of December 31, 2010.

Revenues generated from the sales of our business casual apparel products increased by RMB181.8 million or 29.2% from RMB622.5 million in 2009 to RMB804.3 million in 2010, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 22.4% in average unit selling price from RMB136.3 in 2009 to RMB166.9 in 2010, which resulted in an RMB147.2 million increase in revenues, as well as an increase of 4.3% in sales volume from approximately 4.6 million units in 2009 to approximately 4.8 million units in 2010, which resulted in an RMB34.6 million increase in revenues.

Revenues generated from the sales of our business formal apparel products increased by RMB42.0 million or 98.6% from RMB42.6 million in 2009 to RMB84.6 million in 2010, due to an increase of 104.7% in sales volume from approximately 298,000 units in 2009 to approximately 610,000 units in 2010, which resulted in an RMB44.4 million increase in revenues, offset slightly by a 2.7% decrease in average unit selling price from RMB142.7 in 2009 to RMB138.8 in 2010, which resulted in an RMB2.4 million decrease in revenues.

Revenues generated from the sales of our accessory products increased by RMB3.4 million or 48.6% from RMB7.0 million in 2009 to RMB10.4 million in 2010, due to an increase of 92.1% in average unit selling price from RMB29.2 in 2009 to RMB56.1 in 2010, which resulted in an RMB5.0 million increase in revenues, offset in part by a decrease of 22.3% in sales volume of our accessory products from approximately 238,000 units in 2009 to approximately 185,000 units in 2010, which resulted in an RMB1.6 million decrease in revenues.

Cost of Sales

Our cost of sales increased by RMB150.4 million or 34.3% from RMB438.8 million in 2009 to RMB589.2 million in 2010. Such changes were primarily due to an increase of RMB242.1 million or 77.0% in our cost of outsourced production from RMB314.3 million in 2009 to RMB556.4 million in 2010 as we shifted to more outsourced production and closed our outdated production facilities. Cost of outsourced production as a percentage of our total cost of sales increased from 71.6% in 2009 to 94.4% in 2010. However, the percentage of our cost of sales compared to our total revenues remained stable at 65.3% and 65.5% in 2009 and 2010, respectively. The average cost of sales per unit increased by 22.0% from RMB86.0 in 2009 to RMB104.9 in 2010. This was mainly due to the impact of inflation on our raw material and labor costs as well as adjustment of our product mix towards higher cost products.

Cost of our own production decreased by RMB91.3 million or 79.6% from RMB114.7 million in 2009 to RMB23.4 million in 2010. Cost of our own production as a percentage of our total cost of sales decreased from 26.1% in 2009 to 4.0% in 2010.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB3.3 million or 38.0% from RMB8.7 million in 2009 to RMB12.0 million in 2010, primarily due to increase in freight expenses, sales fair expenses and packaging expenses. Our freight expenses increased by RMB1.9 million or 57.6% from RMB3.3 million in 2009 to RMB5.2 million in 2010, primarily due to the increase in sales volume and higher frequency of delivery in 2010 as compared to 2009, and freight expenses as a percentage of revenue increased from 0.5% in 2009 to 0.6% in 2010. Sales fair expenses increased by RMB0.7 million or 350.0% from RMB0.2 million in 2009 to RMB0.9 million in 2010, mainly due to the increase in sales fair spending in view of higher sales orders placed in 2010 as compared to 2009. Our packaging expenses increased by RMB0.6 million or 120.0% from RMB0.5 million in 2009 to RMB1.1 million in 2010, primarily due to an increase in sales volume and higher frequency of delivery in 2010 as compared to 2009, while the percentage of packaging expenses to our total revenue remained at 0.1% in 2009 and 2010. The percentage of selling and distribution expenses compared to our total revenues remained at 1.3% in 2009 and 2010.

Administrative Expenses

Our administrative expenses increased by RMB7.2 million or 248.3% from RMB2.9 million in 2009 to RMB10.1 million in 2010 and the percentage of administrative expenses compared to our total revenues increased from 0.4% in 2009 to 1.2% in 2010. From 2009 to 2010, salaries and related costs increased by RMB2.4 million or 133.3% from RMB1.8 million in 2009 to RMB4.2 million in 2010, primarily due to the increase in the number of our administrative personnel. In 2010, as a result of our initial public offering, we incurred professional fees of RMB2.2 million and share-based compensation expenses of RMB2.2 million. In addition, we recorded RMB0.4 million of losses on disposal of property, plant and equipment related to the closure of our outdated manufacturing facilities consisting of four production lines in January 2010.

Income Tax Expense

Income tax expense increased by RMB8.3 million or 29.5% from RMB28.1 million in 2009 to RMB36.4 million in 2010, mainly due to the increase in our taxable income as a result of the increase in our operating profit. Our effective tax rate remained at 12.6% in 2009 and 2010.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit increased by RMB58.0 million or 30.1% from RMB194.3 million in 2009 to RMB252.3 million in 2010. Our net margin decreased from 28.9% in 2009 to 28.1% in 2010.

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

We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2011, a total of RMB623.8 million ($99.1 million), including RMB529.7 million ($84.2 million) of registered capital and RMB94.1 million ($15.0 million) of statutory reserves, was not available for distribution to us in the form of dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(amounts in thousands)
Net cash generated by operating activities	98,976	190,729	208,273	33,091
Net cash generated by investing activities	793	1,241	(19,003)	(3,019)
Net cash (used in) generated by financing activities	(114,106)	528,525	(10,570)	(1,679)
Cash and cash equivalents at beginning of period	156,639	142,302	862,797	137,084
Cash and cash equivalents at end of period	142,302	862,797	1,031,930	163,957

As of December 31, 2011, our cash and cash equivalents amounted to RMB1,031.9 million ($164.0 million). Our cash and cash equivalents consist of cash on hand and cash deposited in banks. In addition, we also obtained short-term bank loans in 2011 for working capital purposes. As of December 31, 2011, all outstanding short-term bank loans were repaid. We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

Cash Flow Generated By Operating Activities

Our net cash generated by operating activities primarily consists of profit before taxation, as adjusted by depreciation of property, plant and equipment, interest income and changes in assets and liabilities, which include inventories, trade receivables, other receivables and prepayments, trade payables, accruals and other payables.

Our net cash generated by operating activities in the year ended December 31, 2011 was RMB208.3 million ($33.1 million), which primarily consisted of profit before taxation of RMB334.1 million ($53.1 million) and an increase in other payables and accruals of RMB105.6 million ($16.8 million) primarily due to advanced deposits received from distributors for sales orders, as mainly offset by (i) an increase in trade receivables of RMB113.8 million ($18.1 million) primarily due to higher sales in the fourth quarter of 2011 as compared to the fourth quarter of 2010; (ii) an increase in prepayments and other receivables of RMB76.8 million ($12.2 million) primarily due to prepayment to our contract manufacturers; and (iii) income tax payments of RMB58.8 million ($9.3 million).

Our net cash generated by operating activities in the year ended December 31, 2010 was RMB190.7 million, which primarily consisted of profit before taxation of RMB288.8 million, a decrease in inventories of RMB5.4 million, an increase in trade payables of RMB18.3 million and an increase in accrued liabilities and other payables of RMB12.5 million, as mainly offset by (i) an increase in trade receivables of RMB93.5 million due to the increase in sales volume and average unit selling prices as well as higher utilization of credit terms we offered to our customers; (ii) an increase in other receivables and prepayments of RMB8.4 million; and (iii) income tax payments of RMB34.4 million.

Our net cash generated by operating activities in the year ended December 31, 2009 was RMB99.0 million, which primarily consisted of profit before taxation of RMB222.5 million, as mainly offset by an increase of trade receivables of RMB77.2 million resulting from the extension of credit terms granted by us to our distributors from 60 days in 2008 to 90 days in 2009 primarily to afford them with greater liquidity as they grew in size and purchase volume, a decrease in trade payables of RMB15.7 million caused by the change in the timing of payment arrangement, as well as income tax payments of RMB23.5 million. To date, the extended credit terms have not significantly impacted our liquidity and capital position, primarily because of the mitigating effects of the overall increase in sales volume. Our working capital as of December 31, 2009 was approximately RMB225.6 million. As of December 31, 2009, approximately 11.3% of our accounts receivable were overdue (referring to amounts owed by customers that have exceeded their respective credit terms). These overdue accounts receivable were related to sales made in October 2009 and were collected within the first quarter of 2010. To ensure timely payments by our customers, we closely monitor our outstanding trade receivables and maintain regular communications with our distributors and the department store chains that sell or have sold our products. As a result, we have not had any overdue receivables for sales made since the end of 2009. We expect to continue to offer our existing credit terms to our customers and these terms are believed to be in line with market practice. In addition, other receivables and prepayments decreased by RMB4.5 million in 2009 mainly due to amortization of expenses incurred in connection with our endorsement contract with Jacky Cheung. In addition, inventory increased by RMB7.5 million in 2009 due to the timing of the delivery of our products to our customers as certain orders received prior to December 31, 2009 were delivered in January 2010. We seek to maintain a minimum level of inventory. We generally deliver our products to our customers within 10 days upon receipt of the goods from our contract manufacturers and within 10 days upon completion of products manufactured by us. Except for the inventory maintained at our flagship store, we only manufacture or outsource the production of our products to contract manufacturers based on orders placed by our customers.

Cash Flow Generated by (Used in) Investing Activities

Our net cash used in investing activities in the year ended December 31, 2011 was primarily related to the acquisition of property, plant and equipment of RMB17.7 million ($2.8 million) and a deposit of RMB8.8 million ($1.4 million) in connection with our application to acquire land use rights in Quanzhou City, Fujian Province for new manufacturing facilities.

We did not conduct any major investing activities in any of the years ended December 31, 2009 and 2010. Our net cash from investing activities for the year ended December 31, 2010 was RMB1.2 million, which consisted of proceeds from the disposal of a plant and equipment in connection with our cessation of four production lines in January 2010.

Cash Flow Generated by (Used in) Financing Activities

Our net cash used in financing activities consisted primarily of the dividends we paid to our shareholders, as mainly adjusted by any decreases in advances to directors and any increases in our share capital.

In the year ended December 31, 2011, our net cash used in financing activities was RMB10.6 million ($1.7 million), which mainly consisted of a decrease in advance by a director of RMB7.7 million ($1.2 million) and the repurchase of our ordinary shares of RMB2.8 million ($0.4 million).

In the year ended December 31, 2010, our net cash provided by financing activities was RMB528.5 million, which mainly consisted of proceeds from the initial public offering of our ADSs of RMB519.9 million and an increase in amounts owed to a director of RMB8.6 million, as certain expenses related to our initial public offering were paid by him on our behalf.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2011. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in thousands)
Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	12,260	2,771	8,596	893	—
Purchase Obligations	39,268	39,268	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Operating lease obligations are mainly related to the lease agreement we entered into with Shishi Xiniya for our manufacturing facility in Jinjiang City, Fujian Province, the lease agreements for our new fashion design and sales and marketing facilities in Xiamen City, Fujian Province, and the lease agreements for our flagship stores in Quanzhou City, Fujian Province. As of December 31, 2011, we had purchase obligations of RMB39.3 million ($6.2 million) for purchase orders placed with our contract manufacturers. We did not borrow from any banks or financial institutions in the years ended December 31, 2009 and 2010. We obtained short-term bank loans in 2011, and all amounts borrowed were repaid as of December 31, 2011. In 2011, we paid a refundable deposit of RMB8.9 million ($1.4 million) in connection with our application to acquire land use rights in Quanzhou City, Fujian Province for new manufacturing facilities. We have not yet finalized the acquisition of land use rights and, at December 31, 2011, there were no additional obligations in connection therewith. In 2012, we signed a contract with Burgeon Programming and Design to implement the Enterprise Resource Planning system amounting to RMB12.9 million ($2.0 million).

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Qiming Xu	44	Chairman and Chief Executive Officer
Kangkai Zeng	37	Director and Chief Operating Officer
Alvin Ang	41	Independent Director
Peter M. McGrath	62	Independent Director
Bin Yang	51	Independent Director
Mingjiang Liu	39	Deputy General Manager and Sales and Marketing Director
Chee Jiong Ng	42	Chief Financial Officer
Qiwen Yang	38	Chief Designer

Mr. Qiming Xu, age 44, is the founder, chairman of our board of directors and chief executive officer of our company. Mr. Xu has approximately 23 years of experience in China’s men’s apparel industry. He began to manage his family’s garment business in 1987 and has engaged in the wholesale men’s apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.

Mr. Kangkai Zeng, age 37, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men’s apparel industry for more than 14 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the company’s business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.

Mr. Alvin Ang, age 41, has been an independent non-executive director of our company since December 2011. Mr. Ang has served as the group chief financial officer of Cathay Pigments Holdings Limited, a company that has multinational subsidiaries that specialize in iron oxide pigments in the color chemical industry, since August 2007. Mr. Ang has approximately 14 years of experience in the accounting profession. Prior to joining Cathay Pigments Holdings Limited, Mr. Ang was an associate director at Stone Forest Consulting, the advisory arm of Singapore public accounting entity RSM Chio Lim LLP, which Mr. Ang joined in January 2006 to help establish its Sarbanes-Oxley compliance division. From December 1996 to January 2006, Mr. Ang worked at PricewaterhouseCoopers Singapore. After the implementation of the Sarbanes-Oxley Act of 2002, he led teams from PricewaterhouseCoopers on Sarbanes-Oxley attestation assignments for significant subsidiaries of U.S.-listed companies. Mr. Ang received his accountancy qualification from the Chartered Association of Certified Accountants in Singapore in 1996.

Mr. Peter M. McGrath, age 62, has been an independent non-executive director of our company since November 2010. Mr. McGrath founded McGrath International LLC in 2010. His firm serves as product, design and sourcing consultant to U.S. retailers and brands, including J.C. Penney and Under Armour. Prior to founding McGrath International LLC, Mr. McGrath had a 38-year career with J.C. Penney, where he served as executive vice president of product development and sourcing from 2005 to 2010, senior vice president of product development and sourcing from 2001 to 2005, vice president of quality and sourcing from 1997 to 2001, vice president of product development in the children’s division from 1992 to 1997, and merchandise manager of men’s sportswear from 1990 to 1992. Mr. McGrath has served in a leadership capacity for several trade associations as chairman of the U.S. Association of Importers of Textile and Apparel, during which he gained extensive knowledge on China trade. Mr. McGrath also served as chairman for trade for the National Retail Federation, the largest retail association in the U.S. Currently, Mr. McGrath is a member of the U.S. Department of Agriculture Cotton Board. Mr. McGrath received his bachelor’s degree in English Literature from the University of Dayton.

Dr. Bin Yang, age 51, has been an independent non-executive director of our company since November 2010. Dr. Yang is a professor of the Department of Public Finance in Xiamen University and has served as the president of the University of Minjiang in Fujian Province, China since August 2002. Prior to joining the University of Minjiang, Dr. Yang held various administrative positions at Xiamen University from 1991 to 2002, including deputy provost of the university, dean of the Oujiang college and the Jinjiang college, and deputy dean of the department of finance and banking. Dr. Yang has been qualified as a supervisor for doctoral degree candidates since 1996. He was conferred full professorship at Xiamen University in 1993. Dr. Yang is a member of the International Fiscal Association and is currently appointed as a councilor or consultant for various organizations and governmental agencies, including the China Taxation Association, the China Institute of International Taxation and the People’s Government of Fujian Province. He is also a member of the tenth and the eleventh People’s Congress of Fujian Province. Dr. Yang received a bachelor’s degree, master’s degree in Economics, and Ph.D. in Economics, all from Xiamen University.

Mr. Mingjiang Liu, age 39, is the deputy general manager and sales and marketing director for our company. Mr. Liu has more than 15 years of experience in garment marketing management. He was appointed as our deputy general manager in 2006 and his responsibilities include management of daily marketing affairs, formulation and supervision of the implementation of the annual sales plan and annual sales expenses, brand promotion, market development and market maintenance. From 2004 to 2006, Mr. Liu served as marketing manager of Fujian Tries Group Co., Ltd. and from 1995 to 2004, he worked as the general manager of the Beijing Branch of Fujian Tries Group Co., Ltd. Mr. Liu attended the incentive mechanism training program of Chen Anzhi International Training Institute in 2005 and the performance management training program of U-Progress International Education Group in 2004. Mr. Liu received a bachelor’s degree in Marketing from Zhejiang Gongshang University.

Mr. Chee Jiong Ng, age 42, joined our company as our chief financial officer in June 2010. Mr. Ng has 15 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Qiwen Yang (also known as Zi Yang), age 38, is the chief designer of our company. Mr. Yang was named one of China’s top ten fashion designers by the China Fashion Association in 2006, and he is also a member of the Chinese Arts Council and a director of the Asia Fashion Federation. He has been our chief designer since October 2006 and his responsibilities include annual product research and development planning. From 2005 to September 2006, he was the design supervisor at Fujian Tries Group Co., Ltd. and from 2004 to 2005, he served as chief designer at Dancing with Wolves (Quanzhou) Garments Co., Ltd. Mr. Yang studied at the Tianjin College of Textile Engineering and received a bachelor’s degree in Garment Design in 1995.

The business address of each of our directors and executive officers is c/o China Xiniya Fashion Limited, 4th Floor, 33 Wang Hai Road, Xiamen Software Park Phase II, Xiamen, Fujian Province 361000, People’s Republic of China.

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

In 2011, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB3.8 million ($0.6 million) and the total social insurance contributions made for our executive officers was approximately RMB37,000 ($6,000). Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2011.

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

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and will hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Mr. Qiming Xu has served as our director since June 24, 2010. Mr. Kangkai Zeng has served as our director since October 15, 2010. Mr. Peter M. McGrath and Dr. Bin Yang have served as our directors since November 29, 2010. Mr. Alvin Ang has served as our director since December 22, 2011. Ms. Kim Yoke Ng, our former director and chairperson of our audit committee, compensation committee and nominating and corporate governance committee, resigned on January 1, 2012. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee upon the completion of our initial public offering.

Audit Committee

Our audit committee consists of Mr. Alvin Ang, Mr. Peter M. McGrath and Dr. Bin Yang and is chaired by Mr. Ang, a director with accounting and financial management expertise as required by the relevant rules set forth in the Listed Company Manual of the New York Stock Exchange, or the NYSE Rules. Each of Mr. Ang, Mr. McGrath and Dr. Yang satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Alvin Ang, Mr. Peter M. McGrath and Dr. Bin Yang and is chaired by Mr. Ang. All of these directors satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Alvin Ang, Mr. Peter M. McGrath and Dr. Bin Yang and is chaired by Mr. Ang. All of these directors satisfy the “independence” requirements of the NYSE Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 701, 317 and 390 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth by function the number of our employees as of December 31, 2011:

Functions	As of December 31, 2011
Sales & Marketing	92
Production	189
Product Development	47
Administration	62

Total	390

Our number of employees decreased significantly in 2010 as we ceased operation of four of our production lines at our manufacturing facility in Jinjiang City in January 2010 due to our plans to phase out our outdated manufacturing facilities. Our number of employees increased in 2011 as we hired more employees for our sales and marketing, production development and administration departments.

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of March 1, 2011, Fujian Xiniya has paid all required social contributions since February 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.” The total amount of contributions we made to employee benefit plans for the years ended December 31, 2009, 2010 and 2011 was approximately RMB1.9 million, RMB0.7 million and RMB1.9 million ($0.3 million), respectively.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers
Qiming Xu (3)	134,056,976	58.0
Kangkai Zeng (4)	116,000	0.1
Mingjiang Liu	—	—
Chee Jiong Ng	43,292	—	(6)
Qiwen Yang	—	—
All directors and executive officers as a group	134,216,268	58.1
Principal Shareholders
Tung Kwo Li (5)	12,000,000	5.2

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days.
(2)	Percentage of beneficial ownership of each listed person is based on 231,111,000 ordinary shares outstanding as of the date of this annual report.
(3)	Consists of 133,884,000 shares held by Qiming Investment Limited, a British Virgin Islands Company and 172,976 held by Mr Qiming Xu. Mr. Qiming Xu is the sole director of Qiming Investment Limited.
(4)	Consists of 116,000 shares granted by Mr. Qiming Xu upon the completion of our initial public offering.
(5)	Mr. Tung Kwo Li is a resident of Hong Kong and the address of Mr. Tung Kwo Li is Room 3607, Tower One, Lippo Centre, 89 Queensway, Hong Kong.
(6)	Less than 0.1%.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2011, we had 231,111,000 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 90,000,000 ADSs or approximately 38.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

B. Related Party Transactions

After the completion of our initial public offering on November 29, 2010, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2009 up to the date of this annual report.

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

Transactions between Mr. Qiming Xu and Mr. Hing Tuen Wong

In June 2010, Mr. Qiming Xu and Mr. Hing Tuen Wong formally agreed to offset amounts owed by our company to Mr. Xu against amounts owed to our company by Mr. Wong. As of December 31, 2009, the gross amount owed by Mr. Wong to our company was RMB3.8 million, and the gross amount owed to Mr. Xu by our company was RMB2.9 million. All amounts were unsecured, interest-free and due on demand. After such offsetting, the net amount owed by Mr. Wong as of December 31, 2009 was RMB0.9 million, which was fully repaid to our company on June 18, 2010.

Other Transactions with Mr. Qiming Xu

During the year ended December 31, 2010, Mr. Qiming Xu paid on our behalf the equivalent of RMB9.6 million in foreign currency to facilitate the prompt payment of certain expenses payable in foreign currency, including expenses related to our initial public offering, as payment from our RMB-denominated accounts would have taken a longer time to clear due to foreign exchange restrictions in China. These amounts are unsecured, interest-free and were repaid in full in 2011.

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

We are a holding company, and we rely on dividends paid by our operating subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of their accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve fund reaches 50% of its registered capital. Each of our PRC subsidiaries is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors. These funds are not distributable in cash dividends.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.” The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 30, 2012 was $1.80 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2010 (from November 23, 2010)	11.44	8.65
2011	9.40	1.32
Quarterly Highs and Lows
First quarter 2011	9.40	4.10
Second quarter 2011	4.90	2.72
Third quarter 2011	3.17	1.35
Fourth quarter 2011	2.20	1.32
Monthly Highs and Lows
September 2011	2.27	1.37
October 2011	2.20	1.32
November 2011	2.13	1.58
December 2011	2.03	1.70
January 2012	2.00	1.90
February 2012	2.18	1.85
March 2012 (through March 30)	2.02	1.78

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

PRC Taxation

The following discussion describes the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “actual management” within the PRC is considered a PRC tax resident enterprise. The “actual management” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiaries is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by foreign enterprise shareholders may be regarded as income from “sources within the PRC” and may be subject to a 10% withholding tax, subject to reduction by an applicable treaty.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends on the ADSs would constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs representing ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. However, as discussed below, we believe that we likely were a PFIC for the taxable year ended December 31, 2011. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Based on the quarterly average of our assets for the taxable year ended December 31, 2011, we believe that we were a PFIC for the taxable year ended December 31, 2011 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each year as to whether we are a PFIC. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we raised in our initial public offering. Accordingly, there can be no assurance that we will not continue to be a PFIC for our current taxable year ending December 31, 2012 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

Alternatively, a U.S. Holder may make a mark-to-market election to potentially mitigate the adverse U.S. federal income tax consequences of holding an equity interest in a PFIC. If you make a timely mark-to-market election for the ADSs or ordinary shares, the tax treatment described in the three preceding paragraphs would not apply to you. Instead, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE for this purpose for the calendar year ended December 31, 2011. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder’s original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by the U.S. Treasury in future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, or any reportable election (including a mark-to-market election). You should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.

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

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include our ADSs or ordinary shares) may be required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of our ADSs or ordinary shares.

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

Commodity Price Risk

The principal raw materials used in our products are fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons. We are exposed to fluctuations in the prices of these raw materials, which are affected by regional supply and demand conditions. There may be significant increases in the pricing levels of some of our principal raw materials. We may not be able to pass on the increased costs of raw materials, including increased costs from our contract manufacturers, to our distributors. Fluctuations in the prices of raw materials could adversely affect our financial performance. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes.

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2011, we received from the depositary reimbursement totaling $880,000 for our ADR program-related expenses.

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

In 2011, we used the net proceeds received from our initial public offering as follows:

•	approximately RMB8.9 million ($1.4 million) related to a deposit in connection with our application to acquire land use rights for new manufacturing facilities;

•	approximately RMB46.2 million ($7.3 million) for our marketing and promotional campaigns;

•	approximately RMB5.9 million ($0.9 million) for flagship stores; and

•	approximately RMB10.2 million ($1.6 million) for the new research and development and sales and marketing centers.

As of December 31, 2011, we had total cash, cash equivalents and bank deposits in the amount of RMB1,031.9 million ($164.0 million).

ITEM 15.     CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with international financial reporting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with international financial reporting standards, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s assessment using those criteria, management concluded that the our internal control over financial reporting was effective as of December 31, 2011.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

As disclosed in our annual report on Form 20-F for the year ended December 31, 2010, we had identified the following material weaknesses in internal control over financial reporting: (i) a limited number of personnel with appropriate levels of accounting knowledge, experience and training in the application of IFRS commensurate with our financial reporting requirements; and (ii) insufficient policies and procedures to ensure that any and all expenses paid for by our controlling shareholder, Mr. Qiming Xu, are properly summarized, recorded and monitored. We then adopted several measures to address these material weaknesses, including (i) recruiting a chief financial officer in the second quarter of 2010 with extensive audit experience and knowledge of IFRS and establishing a training plan to ensure that our financial and accounting staff will be well versed with IFRS; and (ii) requiring our controlling shareholder, Mr. Qiming Xu, to provide supporting documents for any and all company expenses paid for by him on a timely basis.

Remediation of Material Weaknesses

During the year ended December 31, 2011, we finalized and implemented a comprehensive remediation plan, including some of the following measures to remediate the material weaknesses identified:

•	Developed a formal plan and program to assess the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act;

•	Developed a formal plan to provide applicable IFRS training for our financial and accounting staff;

•	Established procedures to eliminate any significant payments made on our behalf by our controlling shareholder and instead to directly make any such payments; and

•

Developed a formal plan to ensure that any and all of our expenses paid for by our controlling shareholder are properly documented, summarized, recorded and monitored utilizing expense reports and other forms of documentation.

Management has tested the effectiveness of these newly implemented controls and found them to be operating effectively for a sufficient period of time to reduce the possibility of a material misstatement to less than a reasonably possible likelihood. As a result, management has concluded that, as of December 31, 2011, the material weaknesses disclosed in our annual report on Form 20-F for the year ended December 31, 2010 had been remediated.

C. Attestation Report for the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

Our management has worked, and will continue to work to strengthen our internal controls over financial reporting. Other than as described above under “Remediation of Material Weaknesses,” during the year ended December 31, 2011, there were no other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Alvin Ang qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	($)
Audit fees (1)	2,254	924	1,385	220
Audit-related fees (2)	211	—	101	16
Tax fees (3)	—	—	—	—
All other fees (4)	—	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice and other audit-related services for the years ended December 31, 2009, 2010 and 2011.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2011, our board of directors authorized a share repurchase program effective September 1, 2011, under which we may repurchase up to $1.8 million worth of our issued and outstanding ADSs from the open market from time to time before December 31, 2012. In addition, our chairman and chief executive officer Mr. Qiming Xu may repurchase up to $200,000 and our chief financial officer Mr. Chee Jiong Ng may repurchase up to $50,000 worth of our issued and outstanding ADSs from the open market from time to time before December 31, 2012 with their respective personal funds.

As of the date of this annual report, we have purchased 1,556,128 of our ordinary shares in the form of ADSs for a total purchase price of approximately $787,500, Mr. Qiming Xu has purchased 172,976 of our ordinary shares in the form of ADSs for a total purchase price of approximately $87,500 and Mr. Chee Jiong Ng has purchased 43,292 of our ordinary shares in the form of ADSs for a total purchase price of approximately $21,875. The repurchased ordinary shares have not been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

The following table sets forth information related to purchases of our ADSs under the program made by us, Mr. Qiming Xu and Mr. Chee Jiong Ng in the aggregate:

Period	Total number of ADSs purchased	Average price paid per ADS (1)	Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		$		$
September 2011	55,321	2.32	55,321	1,921,875
October 2011	63,913	2.00	119,234	1,793,750
November 2011	63,924	2.00	183,158	1,665,625
December 2011	69,900	1.83	253,058	1,537,500
January 2012	63,505	2.02	316,563	1,409,375
February 2012	61,601	2.08	378,164	1,281,250
March 2012	64,935	1.97	443,099	1,153,125

(1)	The average price paid per ADS is calculated using the execution price for each repurchase including commissions paid to brokers.

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19.     EXHIBITS

The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.

Number	Description of Document

1.1*	Form of Amended and Restated Memorandum and Articles of Association of China Xiniya Fashion Limited

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts

4.1*	Form of 2010 Equity Incentive Plan

4.2*	Form of Employment Agreement between China Xiniya Fashion Limited and a Senior Executive Officer of China Xiniya Fashion Limited

4.3*	English Translation of the Form of Franchise Provincial General Distributorship Contract

4.4*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Hangzhou Beili Trading Co., Ltd. dated November 27, 2009

4.5*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Fuzhou Xiangmao Trading Co., Ltd. dated November 27, 2009

4.6*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Guangzhou Kunlun Shijia Garments Co., Ltd. dated November 27, 2009

8.1	List of Subsidiaries of China Xiniya Fashion Limited

11.1*	Code of Business Conduct and Ethics of China Xiniya Fashion Limited

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-170368) filed with the Securities and Exchange Commission, as declared effective on November 22, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA XINIYA FASHION LIMITED

By:	/s/ Qiming Xu
Name: Qiming Xu
Title: Chairman and Chief Executive Officer

Date: April 3, 2012

EXHIBIT INDEX

Number	Description of Document

1.1*	Form of Amended and Restated Memorandum and Articles of Association of China Xiniya Fashion Limited

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts

4.1*	Form of 2010 Equity Incentive Plan

4.2*	Form of Employment Agreement between China Xiniya Fashion Limited and a Senior Executive Officer of China Xiniya Fashion Limited

4.3*	English Translation of the Form of Franchise Provincial General Distributorship Contract

4.4*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Hangzhou Beili Trading Co., Ltd. dated November 27, 2009

4.5*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Fuzhou Xiangmao Trading Co., Ltd. dated November 27, 2009

4.6*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Guangzhou Kunlun Shijia Garments Co., Ltd. dated November 27, 2009

8.1	List of Subsidiaries of China Xiniya Fashion Limited

11.1*	Code of Business Conduct and Ethics of China Xiniya Fashion Limited

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-170368) filed with the Securities and Exchange Commission, as declared effective on November 22, 2010.

CHINA XINIYA FASHION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Xiniya Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries (“the Company”) as of December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP HORWATH, P.C.

Denver, Colorado

April 3, 2012

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2009, 2010 and 2011

	Notes	2009	2010	2011
Revenue		672,075	899,252	1,180,036
Cost of sales		(438,773)	(589,233)	(775,137)

Gross profit		233,302	310,019	404,899
Interest and other income		793	847	24,616
Selling and distribution expenses		(8,744)	(11,999)	(72,154)
Administrative expenses		(2,898)	(10,108)	(23,267)

Profit before taxation	4	222,453	288,759	334,094
Income tax expense	5	(28,109)	(36,413)	(82,386)

Profit for the year		194,344	252,346	251,708
Other comprehensive income for the year:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		—	—	(18,536)

Total comprehensive income for the year		194,344	252,346	233,172

Earnings per share—basic and diluted (in RMB)	6	0.97	1.24	1.09

Weighted average shares outstanding in the year	6	200,000,000	203,419,178	231,843,561

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2010 and 2011

	Notes	2010	2011
Assets
Non-current assets
Property, plant and equipment	7	1,642	17,662
Deposit for land use right	10	—	8,854
Prepayments	10	5,018	674

Total non-current assets		6,660	27,190

Cash and cash equivalents		862,797	1,031,930
Trade receivables	8	221,356	335,152
Inventories	9	5,658	3,908
Other receivables and prepayments	10	5,054	93,152

Total current assets		1,094,865	1,464,142

Total assets		1,101,525	1,491,332

Equity and liabilities
Equity
Share capital	11	77	77
Additional paid-in capital	11	529,650	526,818
Statutory reserve	12	69,351	94,067
Currency translation reserve		—	(18,536)
Retained earnings		403,754	631,569

Total equity		1,002,832	1,233,995

Current liabilities
Trade payables		46,358	83,630
Other payables and accruals	13	38,378	136,199
Current income tax payable		13,957	37,508

Total current liabilities		98,693	257,337

Total equity and liabilities		1,101,525	1,491,332

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2009, 2010 and 2011

	Attributable to the Company’s Equity Holders
	Share capital	Additional paid-in capital	Statutory reserve	Currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2009	9,843	—	24,220	—	113,339	147,402
Profit for the year	—	—	—	—	194,344	194,344
Transfer to statutory reserve	—	—	19,677	—	(19,677)	—
Dividends paid (note 14)	—	—	—	—	(113,339)	(113,339)

Balance at December 31, 2009	9,843	—	43,897	—	174,667	228,407
Reorganization	(9,776)	9,776	—	—	—	—
Proceeds from shares issued	10	519,874	—	—	—	519,884
Profit for the year	—	—	—	—	252,346	252,346
Transfer to statutory reserve	—	—	25,454	—	(25,454)	—
Share-based compensation	—	—	—	—	2,195	2,195

Balance at December 31, 2010	77	529,650	69,351	—	403,754	1,002,832
Purchase of treasury shares	—	(2,832)	—	—	—	(2,832)
Other comprehensive income for the year—currency translation differences	—	—	—	(18,536)	—	(18,536)
Profit for the year	—	—	—	—	251,708	251,708
Transfer to statutory reserve	—	—	24,716	—	(24,716)	—
Share-based compensation	—	—	—	—	823	823

Balance at December 31, 2011	77	526,818	94,067	(18,536)	631,569	1,233,995

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2009, 2010 and 2011

	2009	2010	2011
Cash flows from operating activities:
Profit before taxation	222,453	288,759	334,094
Adjustments for:
Depreciation for property, plant and equipment	518	389	1,646
Loss on disposal of property, plant and equipment	—	351	—
Interest income	(793)	(847)	(14,445)
Foreign exchange gain	—	—	(8,969)
Interest expenses	—	—	968
Share-based compensation	—	2,195	823

Operating profit before working capital changes	222,178	290,847	314,117
Increase in trade receivable	(77,162)	(93,537)	(113,796)
(Increase)/decrease in inventories	(7,524)	5,360	1,750
Decrease/(increase) in other receivables and prepayments	4,506	(8,400)	(76,826)
(Decrease)/increase in trade payables	(15,743)	18,341	37,272
(Decrease)/increase in other payables and accruals	(3,821)	12,472	105,559

Cash generated by operating activities	122,434	225,083	268,076
Interest paid	—	—	(968)
Income tax paid	(23,458)	(34,354)	(58,835)

Net cash generated by operating activities	98,976	190,729	208,273
Cash flows from investing activities:
Proceeds from the disposal of property, plant and equipment	—	396	—
Acquisition of property, plant and equipment	—	(2)	(17,666)
Deposit for land use right	—	—	(8,854
Interest received	793	847	7,517

Net cash generated by/(used in) investing activities	793	1,241	(19,003)
Cash flows from financing activities:
Proceeds from share issued, net	—	519,884	—
Dividends paid	(113,339)	—	—
(Decrease)/increase in advance to and from director	(767)	8,641	(7,738)
Proceeds from short-term bank loans	—	—	165,000
Repayment of short-term bank loans	—	—	(165,000)
Purchase of treasury shares	—	—	(2,832)

Net cash (used in)/generated by financing activities	(114,106)	528,525	(10,570)
Net (decrease)/increase in cash and cash equivalents	(14,337)	720,495	178,700
Cash and cash equivalents at beginning of the year	156,639	142,302	862,797
Exchange losses on cash and cash equivalents	—	—	(9,567)

Cash and cash equivalents at end of the year	142,302	862,797	1,031,930

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

1. Organization and principal activities

China Xiniya Fashion Limited (the “Company”) and its subsidiaries (collectively, the “Group”) designs, manufactures and markets business casual apparel to retail customers in the People’s Republic of China (“PRC”) through a network of authorized retailers and department store chains managed and supervised by its authorized distributors. The Company was incorporated under the laws of Cayman Islands in June 2010 and is listed on the New York Stock Exchange. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The financial statements for the three years ended December 31, 2009, 2010 and 2011 were authorized for issue by resolution of the board of directors on April 3, 2012. All of the Group’s customers are located in the PRC.

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

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As the Group’s operations are conducted in the People’s Republic of China (“PRC”), the consolidated financial statements are presented in Chinese Renminbi Yuan (“RMB”), which is the Group’s presentation currency.

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

Depreciation is calculated on a straight-line basis, considering any estimated residual values, over the following estimated useful lives:

Plant and machinery	5-10 years
Furniture, fixtures and office equipment	5-10 years
Leasehold improvements	3-5 years

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

A reversal of an impairment loss is credited to the income statement in the period in which it arises. There was no impairment recorded during the years ended December 31, 2009, 2010 and 2011.

(g) Cash and cash equivalents

For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of cash on hand and in banks, and time deposits with banks with original maturities of three months or less.

(h) Trade and other receivables

Trade and other receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except where the effect of discounting would be immaterial.

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

Where the Company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to the Company’s equity holders.

(m) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax and rebates and is generally higher for the Group’s autumn and winter collections and lower for spring and summer products due to seasonality of demand for business and leisure menswear and the differences in selling prices for seasonal collections. Accordingly, revenues, operating income and profits are typically higher in the second half of the year.

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

(ii) Sales of goods—retail

The Group operates two retail outlets for the sale of menswear products. Revenues are recognized at the time of register receipt.

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

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2011.

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

(r) Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2009, 2010 and 2011, are disclosed in Note 4.

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

Recently issued IFRSs

(a) New and amended standards adopted by the group

There are no IFRSs or interpretations that were effective for the first time for the financial year beginning on or after January 1, 2011 that had a material impact on the Group’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011 and not early adopted

IAS 19, ‘Employee benefits’ was amended in June 2011. IAS 19 requires: recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements; introduces enhanced disclosures about defined benefit plans; modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits; clarifies miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features; incorporates other matters submitted to the IFRS Interpretations Committee; and applieson a modified retrospective basis to annual periods beginning on or after 1 January 2013, with early adoption permitted. The Group does not expect the adoption of these amendments to have a material impact on the Group’s consolidated financial statements.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group does not expect the adoption of these amendments to have a material impact on the Group’s consolidated financial statements and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2013.

IFRS 10, Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group does not expect the adoption of these amendments to have a material impact on the Group’s consolidated financial statements and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group does not expect the adoption of these amendments to have a material impact on the Group’s consolidated financial statements and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. The Group does not expect the adoption of these amendments to have a material impact on the Group’s consolidated financial statements and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs that are not yet effective that would be expected to have a material impact on the Group’s consolidated financial statements.

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

(c) Income tax

The Group’s PRC subsidiaries are liable for income taxes in the PRC and its Hong Kong subsidiary is liable for income taxes on profits earned in Hong Kong; however, interest earned on deposits with authorized Hong Kong financial institutions is tax exempt. Significant judgement is required in determining the provision for income taxes. There may be claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

4. Profit before taxation

Profit before taxation is arrived at as follows:

	Year Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000
After charging:
Cost of sales	438,773	589,233	775,137
Raw material consumed	85,543	16,230	17,665
Research and development expenses	9,294	8,588	10,609
Depreciation*	518	389	1,646
Freight expenses	3,268	5,156	4,361
Advertising and promotion	4,505	3,948	39,120
Directors
—salaries and related costs	—	112	1,658
—social benefits contribution	—	3	11
—share-based compensation	—	2,106	—
Key management personnel (other than directors)
—salaries and related costs	694	928	2,142
—social benefits contribution	43	19	26
—share-based compensation	—	89	412
Other than directors and key management personnel
—salaries and related costs	21,557	7,896	11,409
—social benefits contribution	1,851	651	1,822
—share-based compensation	—	—	411

*	Depreciation expenses of approximately RMB 416,000, RMB 333,000 and RMB 325,000 have been included in cost of sales for the years ended December 31, 2009, 2010 and 2011, respectively.

Interest expense is charged to expense as incurred. During the year ended December 31, 2011, the Company borrowed RMB165 million in connection with general working capital purposes. The amounts were borrowed from PRC banks under short-term arrangements, generally six months, were collateralized by short term deposits with the banks, bore interest at 5.76% per annum, and resulted in interest expense of RMB1.0 million during 2011, which is included in general and administrative expenses. All amounts were fully repaid as of December 31, 2011.

5. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2010 and 2011. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%.

In accordance with the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprise (“Tax Law”), Fujian Xiniya, the Company’s wholly owned operating PRC subsidiary, is entitled to a full exemption from state income tax for its first two profit-making years and a 50% reduction in state income tax for the next three years. The first profit-making year commenced in 2006. Accordingly, Fujian Xiniya had a 50% exemption from the 25% rate in 2009 and 2010. The exemption amounted to RMB 28.1 million and RMB 36.4 million or RMB 0.14 and RMB 0.18 per ordinary share for the years ended December 31, 2009 and 2010, respectively.

No deferred tax has been provided as there were no significant temporary differences that give rise to a deferred tax asset or liability at December 31, 2010 and 2011.

The reconciliation between tax expense and accounting profit at applicable tax rates is as follows:

	Year Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Profit before taxation	222,453	288,759	334,094

Computed expected income tax expense	55,613	72,190	83,523
Tax exemption	(28,109)	(36,413)	—
Others	605	636	(1,137)

Income tax expense	28,109	36,413	82,386

6. Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

The weighted average ordinary shares outstanding were 200,000,000 for 2009, 203,419,178 for 2010 and 231,843,561 for 2011.

7. Property, plant and equipment

	Plant and machinery RMB’000	Furniture, fixtures and office equipment RMB’000	Leasehold improvements RMB’000	Total RMB’000
Cost
At January 1, 2010	4,358	545	—	4,903
Additions	—	2	—	2
Disposals	(1,185)	(60)	—	(1,245)

At December 31, 2010	3,173	487	—	3,660
Additions	356	5,242	12,068	17,666
Disposals	—	—	—	—

At December 31, 2011	3,529	5,729	12,068	21,326

Accumulated depreciation
At January 1, 2010	1,702	425	—	2,127
Charge for the year	310	79	—	389
Disposals	(454)	(44)	—	(498)

At December 31, 2010	1,558	460	—	2,018
Charge for the year	325	169	1,152	1,646
Disposals	—	—	—	—

At December 31, 2011	1,883	629	1,152	3,664

Net Book Value
At December 31, 2010	1,615	27	—	1,642

At December 31, 2011	1,646	5,100	10,916	17,662

All property, plant and equipment held by the Group are located in the PRC.

8. Trade receivables

Trade receivables generally have credit terms ranging from 30 to 90 days in 2010 and 2011. The aging analysis of trade receivables as at December 31, 2010 and 2011 was as follows:

	2010	2011
	RMB’000	RMB’000
—within 30 days	88,843	132,775
—31 to 60 days	95,373	153,089
—61 to 90 days	37,140	49,288

	221,356	335,152

During the years ended December 31, 2010 and 2011, there were no trade receivables written off and no allowance for uncollectible amounts as the Group has not had any history of irrecoverable debt in the past.

9. Inventories

	2010	2011
	RMB’000	RMB’000
Raw materials	572	184
Work in progress	432	259
Finished goods	4,654	3,465

	5,658	3,908

During the years ended December 31, 2010 and 2011, there was no inventory written off and no allowance for inventory obsolescence.

10. Deposit, other receivables and prepayments

	As at December 31,
	2010	2011
	RMB’000	RMB’000
Interest receivable	—	6,928
Prepayments to suppliers	—	79,345
Prepaid expenses	5,054	6,879

	5,054	93,152

As at December 31, 2010 and 2011, prepaid expenses consist of amounts paid in December 2010 under an endorsement contract. The contract covers the period from March 2011 to February 2013. Accordingly, at December 31, 2010, RMB5.0 million and RMB5.0 million were recorded as current and non-current assets, respectively. At December 31, 2011, RMB4.4 million and RMB674,000 were recorded as current and non-current assets, respectively.

At December 31, 2011, deposits for land use rights consist of refundable deposits paid to the local PRC government in connection with the acquisition of land use rights in Fujian province. The terms of the the acquisition are in negotiation, and there are no additional commitments in connection with the acquisition as of December 31, 2011.

11. Share capital and additional paid-in capital

(a) Authorized share capital

In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation.

(b) Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000
At June 24, 2010	—	—	—	—
Proceeds from shares issued in November 2010	232,000	77	529,650	529,727

At December 31, 2010	232,000	77	529,650	529,727
Treasury shares	(889)	—	(2,832)	(2,832)

At December 31, 2011	231,111	77	526,818	526,895

In connection with its share repurchase program, the Company acquired 888,672 of its own shares between September 2011 and December 2011. The total amount paid to acquire the shares was RMB2.8 million. The shares are held as treasury shares. From January 2012 to March 2012, the Company acquired an additional 667,456 of its own shares for RMB2.1 million. The Company has the right to re-issue these shares at a later date. All ordinary shares with a par value of US$0.00005, issued by the Company, were fully paid.

12. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. Transfers to the statutory reserve for the years ended December 31, 2009, 2010 and 2011 were RMB 19.7 million, RMB 25.5 million and RMB 24.7 million, respectively.

13. Other payables and accruals

	As at December 31,
	2010	2011
	RMB’000	RMB’000
Provision for withholding tax	1,527	1,527
VAT payable	6,380	15,352
Deposits received from distributors	5,200	98,200
Accrued liabilities	17,533	21,120
Payable to directors	7,738	—

	38,378	136,199

Accrued liabilities consist mainly of professional fees, transport costs, shop rack expenses, accrued wages and related staff welfare charges.

Deposits received from distributors consist of deposits received from distributors under distributorship agreements and for orders placed.

At December 31, 2010, payable to directors consisted of expenses paid by a director on the Group’s behalf. The amounts were unsecured, non-interest bearing and repaid in full in 2011.

14. Commitments

Operating leases commitments

Future minimum lease payments under non-cancellable operating leases are as follows:

	As at December 31
	2010 RMB’000	2011 RMB’000
Less than one year	984	2,771
Between one and five years	3,936	9,489

	4,920	12,260

At December 31, 2011, the amounts include future aggregate minimum lease payments under non-cancellable operating leases for properties located in the PRC.

In 2011, we signed a contract for brand planning of which RMB1.8 million was paid in 2011 and RMB2.7 million will be paid in 2012.

In 2012, we signed a contract with Burgeon Programming and Design to implement the Enterprise Resource Planning system amounting to RMB12.9 million.

Purchase commitments

At December 31, 2010 and 2011, the Group had outstanding purchase orders for approximately RMB23.2 million and RMB39.3 million, respectively.

15. Financial Risk Management Objectives—Policies

The Group’s activities expose it to a variety of financial risks. Generally, the Group employs a conservative strategy regarding its risk management. As the Group’s exposure to market risk is kept at a minimum level, the Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

As at December 31, 2010 and 2011, the Group’s financial instruments consisted primarily of cash and bank balances, trade receivables, other receivables, and trade payables.

(a) Interest rate risk

The Group’s interest rate risk arises from bank deposits placed with financial institutions. The Group has no other significant exposure to interest rate risk.

(b) Foreign exchange risk

The Group’s exposure to foreign exchange risk is mainly arising from US dollar bank balances, interest income arising from foreign currency bank deposits , transactions with professional parties outside China, the New York Stock Exchange listing maintenance fees and exchange differences on the translation of financial statements of entities outside the mainland of the People’s Republic of China. The Group maintains US dollar bank balances to pay fees and expenses denominated in US dollars.

(c) Credit risk

The carrying amounts of trade receivables and other receivables represent the maximum exposure to credit risk in relation to its financial assets. The Group has significant concentrations of credit risk as its top ten customers comprise approximately 48% and 61.6% of the trade receivables balance at December 31, 2010 and 2011, respectively. These customers accounted for approximately 37.1%, 47.8% and 59.8%, of revenues for the years ended December 31, 2009, 2010 and 2011, respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2009 and 2010. One customer accounted for 11.0% of the revenues for the year ended December 31, 2011.

Ongoing credit evaluation is performed on the customers’ financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.

No impairment loss was recognized at December 31, 2011 as no impairment indicators were present based on the aging at December 31, 2011 and the Group’s historical collection experience.

(d) Fair value

The fair values of the financial assets and liabilities are not materially different from their carrying amounts because of their immediate or short term maturity.

(e) Liquidity risk

Financial liabilities are generally due within three months. The Group has sufficient working capital to meet its obligations when due.

16. Capital management

The Group’s objectives for managing capital, composed of equity and cash and cash equivalents, are:

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

Other than as disclosed in Note 12, the Company is not subject to a capital requirements imposed by any regulators or by any other external source.

17. Related parties transactions

The Group’s ultimate parent is Qiming Investment Limited (incorporated in the British Virgin Islands). The Group’s ultimate controlling party is Mr. Qiming Xu, the Company’s founder and Chief Executive Officer. In addition to the transactions and balances detailed elsewhere in the notes to the financial statements, the Group had the following transactions with related parties.

	Year Ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Factory rental paid to a related party	984	984	984

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

During the years ended December 31, 2009 and 2010, Mr Xu paid certain expenses on behalf of Fujian Xiniya. These amounts were not material to the financial statements. During the year ended December 31, 2010, Mr Xu paid expenses payable in foreign currency of approximately RMB9.6 million on behalf of Fujian Xiniya. These amounts were unsecured, non-interest bearing, and repayable on demand. In 2011, Mr Xu was repaid in full.

During the years ended December 31, 2011 and 2010, compensation expense related to shares granted to employees by Mr. Xu in 2010 was approximately RMB0.8 million and approximately RMB2.2 million respectively, based on the quoted market price of the Company’s ADRs and estimated forfeitures. There was no unrecognized compensation cost at December 31, 2011.

18. Subsequent Events

We evaluated events that occurred subsequent to December 31, 2011 for disclosure in the financial statements and notes to the financial statements.