Form 20-F
period 2012-12-31
China Xiniya Fashion Ltd
filed 2013-04-03
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012: 227,716,692 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐   No  ☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares, par value $0.00005 per share;
•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“China Xiniya,” “we,” “us,” “our company” and “our” refer to China Xiniya Fashion Limited, its predecessor and its consolidated subsidiaries;
•	“first-tier cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;
•	“fourth-tier cities” are to county-level and other township-level cities in the PRC;
•	“Fujian Xiniya” are to Fujian Xiniya Garments and Weaving Co., Ltd., our wholly owned subsidiary in the PRC;
•	“HK$” are to the legal currency of Hong Kong;
•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;
•	“Jinjiang Xiniya” are to Jinjiang Xiniya Garments and Weaving Co., Ltd., one of our related parties in the PRC;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“second- and lower-tier cities” are to second-tier cities, third-tier cities and fourth-tier cities in the PRC;
•	“second-tier cities” are to provincial capital cities and the capital cities of the autonomous regions in the PRC, excluding first-tier cities;
•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.00005 per share;
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

This annual report includes our audited consolidated statements of comprehensive income data for the years ended December 31, 2010, 2011 and 2012, and consolidated statements of financial position data as of December 31, 2011 and 2012.

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

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been audited by GHP Horwath, P.C., an independent registered public accounting firm. The report of GHP Horwath, P.C. on our consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 is included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” The selected statements of comprehensive income data for the years ended December 31, 2008 and 2009 and the selected statements of financial position data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)
Selected Statement of Comprehensive Income Data Revenue
Business casual	411,576	622,538	804,255	1,099,337	1,281,872	205,755
Business formal	66,511	42,567	84,611	66,567	80,256	12,882
Accessories	1,624	6,970	10,386	14,132	21,559	3,460
Total revenues	479,711	672,075	899,252	1,180,036	1,383,687	222,097
Operating costs and expenses
Cost of sales	(313,521)	(438,773)	(589,233)	(775,137)	(922,326)	(148,043)
Selling and distribution expenses	(15,925)	(8,744)	(11,999)	(72,154)	(214,132)	(34,371)
Administrative expenses	(6,813)	(2,898)	(10,108)	(23,267)	(30,491)	(4,894)
Total operating costs and expenses	(336,259)	(450,415)	(611,340)	(870,558)	(1,166,949)	(187,308)
Operating Income	143,452	221,660	287,912	309,478	216,738	34,789
Interest and other income	677	793	847	24,616	18,953	3,042
Income Before Tax	144,129	222,453	288,759	334,094	235,691	37,831
Income tax expense	(18,112)	(28,109)	(36,413)	(82,386)	(60,240)	(9,669)
Net Income	126,017	194,344	252,346	251,708	175,451	28,162
Earnings per ordinary share, basic and diluted(1)	0.63	0.97	1.24	1.09	0.76	0.12
Earnings per ADS(2)	2.52	3.89	4.96	4.36	3.04	0.49
Dividends declared per share(3)	N/A	N/A	N/A	N/A	N/A	N/A

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

(3)

Dividend of RMB113.3 million ($16.6 million), which were derived from profits for the year ended December 31, 2008, were paid on December 28, 2009. This dividend was not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividend are not presented as such information is not meaningful. For the amount of dividend paid, the translation of Renminbi into U.S. dollars has been made at the rates in effect on the respective payment dates.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands)
Selected Statement of Financial Position Data
Cash and cash equivalents	156,639	142,302	862,797	1,031,930	1,096,103	175,937
Total current assets	217,104	283,714	1,094,865	1,464,142	1,611,284	258,629
Total non-current assets	3,294	2,776	6,660	27,190	37,061	5,949
Total assets	220,398	286,490	1,101,525	1,491,332	1,648,345	264,578
Total current liabilities	72,996	58,083	98,693	257,337	245,338	39,379
Net assets	147,402	228,407	1,002,832	1,233,995	1,403,007	225,199
Total shareholders’ equity	147,402	228,407	1,002,832	1,233,995	1,403,007	225,199
Total liabilities and equity	220,398	286,490	1,101,525	1,491,332	1,648,345	264,578

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 31, 2012, which was RMB6.2301 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 22, 2013, the exchange rate as published by the Federal Reserve Board was RMB6.2120 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate (1)
	Period End	Average (2)	Low	High
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012
October	6.2372	6.2627	6.2416	6.2840
November	6.2265	6.2338	6.2260	6.2435
December	6.2301	6.2328	6.2282	6.2360
2013
January	6.2186	6.2215	6.2158	6.2294
February	6.2213	6.2323	6.2292	6.2346
March (up to March 22)	6.2120	6.2165	6.2137	6.2200

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

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men’s apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We spent approximately RMB3.9 million, RMB39.1 million and RMB74.0 million ($11.9 million) on our advertising and promotion activities in the years ended December 31, 2010, 2011 and 2012, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. In addition, we engaged an entertainment celebrity to promote our Xiniya brand, and thus we are dependent to some extent on the market perception and consumer acceptance of this entertainment celebrity, over whom we have no control. Any negative publicity or disputes involving our Xiniya brand, products or celebrity who endorse our Xiniya brand or the loss of any award accreditation associated with our Xiniya brand as described above could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on distributors and authorized retailers to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors and our authorized retailers could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2012, our products were sold at 1,708 authorized retail outlets, including 118 outlets owned and managed by our distributors, 1,590 authorized retail outlets owned and managed by 1,378 authorized retailers supervised by our 29 distributors as well as two flagship outlets owned and directly operated by us. We generate substantially all of our revenues from the sales of our products to distributors. Sales generated by our five best-performing distributors accounted for 28.5%, 36.2% and 33.4% of our revenues in 2010, 2011 and 2012, respectively. During the same periods, sales to our single largest distributor accounted for 8.6%, 11.0% and 8.8%, respectively, of our revenues.

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

A net total of 103 new retail outlets were opened in 2012, consisting of 254 new retail outlets opened and 151 retail outlets closed. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and is subject to many factors beyond our control. In addition, the number and timing of new authorized outlets actually opened during any given period, and their contribution to our distributors’ performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:

•	availability of suitable locations;
•	availability of financing to us, our distributors or authorized retailers supervised by our distributors;
•	complexity of the process for applying for all necessary licenses and permits for the new outlets;
•	hiring and training of qualified sales personnel;
•	consumers’ acceptance of our products at specific areas; and
•	implementation of our sales and marketing policies at the new outlets.

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

Our distributors place advance purchase orders at our biannual sales fairs and we offer a credit period of 30 to 90 days to them. We had no overdue accounts receivable as at December 31, 2012. However, we may not be able to receive payment for our products on time or at all if our distributors encounter financial difficulties. While we perform routine credit evaluations of the financial condition of our distributors, we generally require no collateral from our distributors to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors may increase. If any distributor fails to pay us for its purchases in a timely manner, our financial condition and results of operations could be materially adversely affected.

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

Consumer sales of our products are conducted by distributors and authorized retailers over whom we have limited control.

We sell a substantial part of our products to our distributors, who in turn distribute our products to consumers through their self-managed retail outlets and through retail outlets owned and are operated by authorized retailers. We do not have direct contractual relationships with the authorized retailers that sell our products and we rely on distributors to oversee their self-managed retail outlets and retail outlets owned and managed by authorized retailers. As we have no direct control over the authorized retailers, we are only able to require them to comply with our policies, such as exclusivity, customer service, outlet image and pricing, through our distributors based on the distributorship agreements. Any deviation by our distributors and authorized retailers from our marketing and pricing policies or aggressive discounting of the retail prices of our products could result in the erosion of goodwill, a decrease in the market value of our Xiniya brand and an unfavorable public perception about the quality of our products, thus resulting in a material adverse effect on our business, financial condition, results of operations and prospects.

Our plan to manage new flagship outlets may not succeed, and there may be competition among our company, our distributors and authorized retailers.

We plan to open, or provide support to our distributors to open, additional flagship outlets in China. As of December 31, 2012, we supported five distributors in opening and operating five flagship outlets in five different cities. As we have only managed two flagship outlets in Quanzhou City, Fujian Province, we may not have sufficient experience and skills required for successfully managing such flagship outlets. Moreover, as our authorized retail network owned and managed by third parties expands and market penetration of our products increases, there could be competition among our company, our distributors and authorized retailers in the retail market. If we cannot succeed in our management of self-operated flagship outlets or fail to coordinate well with our distributors and authorized retailers to minimize the competition within this retail network, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.

We operate in the business and leisure apparel sector of the overall men’s apparel industry in the PRC, which is highly competitive. Participants in this market include both international and domestic brands which compete in, among other things, brand loyalty, product variety, product design, product quality, marketing and promotion, retail network coverage, price and the ability to meet delivery commitments to distributors and retailers. This competition has led to leading brands continuing to gain market share at the expense of less established and lower-end brands. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and maintain our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and authorized retailers and increase selling expenditures, which may in turn materially adversely affect our profit margins and results of operations.

We may not be able to accurately track the inventory levels at our distributors or authorized retailers.

Our ability to track the sales by our distributors to third-party retailers and the ultimate retail sales by the retailers, and consequently their respective inventory levels, is limited. We have implemented a policy requiring our distributors to provide us with their sales reports on a monthly basis and we carry out random on-site inspections of the authorized retail outlets to track their inventories. The purpose of tracking the inventory level is mainly to gather information regarding the market acceptance of our products so that we can reflect consumers’ preferences in the design and development of our products for the next season. The tracking of inventory levels also helps us to understand the market recognition of our products in a particular region, and thus allows us to adjust our marketing strategy if necessary. The implementation of the policy, however, requires the distributors to accurately report the relevant data to us in a timely manner, which is largely dependent on the cooperation of our distributors. We may not always obtain the required data in time and the data provided to us by our distributors may be inaccurate or incomplete.

We plan to implement an enterprise resource planning, or ERP, system that will allow us to track sales at the authorized retail outlets on a timely basis. In January 2012, we entered into an agreement to utilize and customize Burgeon Programming and Design’s ERP software. While we are currently in a preliminary phase, we expect to implement the foundation of the ERP system over the next 12 months. Thereafter, we will begin testing the ERP system at up to 400 points of sales. We anticipate that the preliminary phase of ERP implementation will cost approximately RMB12.9 million ($2.1 million) over the course of three to five years. This ERP system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we may not be able to accurately track the inventory levels of our distributors or the authorized retail outlets on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors or authorized retailers cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operations and prospects.

We are heavily dependent on certain of our key personnel and design and technical personnel. Our inability to attract, retain and motivate qualified personnel could adversely affect our business and growth prospects.

Our success depends heavily on our ability to attract, retain and motivate key personnel, including senior managerial, design and technical personnel. In particular, we rely on the continued services of Mr. Qiming Xu, Mr. Kangkai Zeng and Mr. Mingjiang Liu, as well as our chief designer, Mr. Tiande Liao. Many of them have been with us since the inception of our business. We have not subscribed for key-man life or similar insurance covering our key executives, design and technical personnel. If we lose the services of any of these key employees and cannot replace them with personnel with comparable experience and expertise in a timely manner, our business and prospects may be materially adversely affected.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with the interests of our other shareholders.

Qiming Investment Limited, a British Virgin Islands company solely owned by Mr. Qiming Xu, our founder, chairman and chief executive officer, holds a significant percentage of our voting equity. As of December 31, 2012, Mr. Xu held approximately 59.0% of our outstanding share capital. As such, Mr. Xu, through Qiming Investment Limited, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. Our controlling shareholder may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

We currently outsource all of our production to third party contractors in China. In 2012, we generated approximately 99.8% of our revenues from sales of products manufactured by our contract manufacturers. We currently use 50 contract manufacturers on a regular basis. In 2010, 2011 and 2012, 33.1%, 30.4% and 29.1%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors, causing a material adverse effect on our financial condition, results of operations and prospects.

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

Our sales, results of operations and reputation could be materially adversely affected if our contract manufacturers fail to deliver products on schedule and at the level of quality expected by our distributors, authorized retailers and consumers.

The operation of our business requires successful coordination of several sequential and complex processes. The disruption of any of such processes could interrupt our revenue generation and result in a material adverse effect on our relationships with our distributors, authorized retailers and consumers, our brand name and our financial performance. The manufacture of our products involves raw material and ancillary components selection, tailoring and sewing, assembly and packaging. When introducing new products, our contract manufacturers may experience delays in adjusting or upgrading production lines, delays in expanding manufacturing capacity, disruption in manufacturing processes and failure by our business partners to adequately perform the services we need. All these may have a material adverse effect on our sales and results of operations. In addition, a failure or an interruption could occur at any stage of our product development, manufacturing and delivery processes, resulting in products not meeting the expectations of our distributors, authorized retailers and consumers in terms of quality and delivery time, which could have a material adverse effect on our sales, results of operations and reputation.

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

Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson to promote our products and brand image. We believe Jacky Cheung’s image embodies the successful and stylish gentleman our brand represents and resonates well with our target customers, who are male professionals between the ages of 25 to 45. Therefore, we believe the engagement of Jacky Cheung has contributed significantly to the sales of our products. Our engagement with Jacky Cheung expired in February 2013 and we are currently in contract renewal negotiations. We expect to extend his term as our brand spokesperson. However, we may not be able to continue to engage Jacky Cheung as our brand spokesperson on commercially reasonable terms or at all. If we fail to continue to engage Jacky Cheung and cannot secure an alternate celebrity of similar popularity, the sales of our products could be materially adversely affected and the image of our brand among consumers may be materially adversely impacted.

In addition, inappropriate actions taken or unsatisfactory performances by Jacky Cheung or any replacement brand spokespersons that harm their reputations could in turn harm our brand image and reputation, which could have a material adverse impact on our sales, financial condition and results of operations.

 We may fail to execute our growth strategy or maintain our growth rate.

Our rapid growth will impose significant additional responsibilities on our management, including the need to raise working capital, to identify, recruit, train and integrate additional employees and the coordination and cooperation with our distributors and authorized retailers. In addition, rapid and significant growth may place a strain on our administrative and operational infrastructure, in particular on our internal controls and financial reporting processes and systems. As our operations expand, we expect that additional resources will be required to manage new relationships with investors and additional distributors, as well as other third parties including contract manufacturers, equipment providers, consultants and others. Our ability to manage our working capital, operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, it may be difficult for us to execute our business strategies and a decrease in the market demand for our products and the corresponding drop in the sales of our products could result in an accumulation of inventory in the retail network and may materially adversely affect our business, financial condition, results of operations and prospects.

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

Any material disruption of our operations or the operations of our suppliers, distributors and/or authorized retailers from natural disasters, war, political unrest and epidemics could materially adversely affect our results of operations.

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

We operate in a labor-intensive industry. Although we currently outsource most of our production, we plan to construct new manufacturing and logistic facilities. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply and competition for these employees is intense. We incurred labor costs of RMB8.8 million in 2010, RMB16.3 million in 2011 and RMB21.0 million ($3.4 million) in 2012, representing 1.5%, 1.9% and 1.8% of our total operating costs in the corresponding periods. In line with the planned increase in in-house production capacity, we expect our labor costs to increase significantly. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC increase substantially and we cannot pass on such increase to our customers by increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.

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

Further, labor disputes, work stoppages or slowdowns at our facility or any of our contract manufacturers or suppliers or at construction or engineering firms to be engaged in the construction of our new manufacturing and logistic facilities could significantly disrupt our operations or our expansion plans. Delays caused by any such disruptions could materially adversely affect our production and revenues, which could have a material adverse effect on our business and results of operations.

We are exposed to environmental liability. Changes in existing laws and regulations or additional or stricter laws and regulations on environmental protection in China could materially adversely affect our results of operations.

The production of certain products by our contract manufacturers, particularly leather men’s apparel, footwear and leather accessories, is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing products that may produce environmental wastes to adopt effective measures to control and properly dispose of industrial wastes. If an enterprise fails to comply with such laws or regulations and causes pollution, the environmental protection authorities may levy fines or even order the enterprise to be closed if the enterprise has caused serious pollution. We have no direct control over our contract manufacturers. If any of them fails to comply with any PRC environmental laws or regulations, any such violations or any media reports on such violations may negatively affect our reputation and image, resulting in a material adverse impact on our business, financial condition and results of operations.

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

We have a limited operating history in the men’s apparel industry. We achieved revenue growth at a compound annual growth rate, or CAGR, of over 24% from 2010 to 2012 primarily due to the successful promotion of our brand. You should consider our business and prospects in light of the risks and difficulties we face with a limited operating history in the competitive men’s apparel industry and should not rely on our past results as an indication of our future performance. In particular, we may face challenges in planning our growth strategy and forecasting market demand accurately as a result of our limited historical data and limited experience in implementing and evaluating our business strategies. If we are unable to successfully address these risks, difficulties and challenges as a result of our limited operating history, our ability to implement our strategic initiatives could be adversely affected, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm may audit and report on the effectiveness of a public company’s internal control over financial reporting except where the public company is a non-accelerated filer. We are currently a non-accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. However, we may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We completed our initial public offering in November 2010. The application of the M&A Rules with respect to our initial public offering remains unclear. Based on the advice of our PRC legal advisor, Beijing H&J Law Firm, we believe that no CSRC approval was required in the context of our initial public offering as Fujian Xiniya, a wholly foreign-owned enterprise indirectly held by us through Xiniya Hong Kong, was incorporated in the PRC prior to the implementation of the M&A Rules. However, the CSRC may disagree with this assessment. If CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, the relevant regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. Meanwhile, any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share. In addition, in the future, if any of our acquisitions were subject to the M&A Rules and were found not to be in compliance with the requirements of the M&A Rules, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

We may have exposure to greater than anticipated tax liabilities.

Under PRC laws and regulations, arrangements and transactions among business entities may be subject to audit or challenge by the PRC tax authorities. The tax laws applicable to our business activities are subject to interpretation. We could face material and adverse tax consequences if the PRC tax authorities determine that some of our business activities are not based on arm’s-length prices and adjust our taxable income accordingly. In addition, the PRC tax authorities may impose late payment fees and other penalties to us for under-paid taxes. Our consolidated net income in the future may be materially and adversely affected if we are subject to greater than anticipated tax liabilities.

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

Under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing H&J Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to: (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of December 31, 2012 was RMB6.2 million ($1.0 million).

The PRC Social Insurance Law covers all employing entities within China and all individuals, including flexible employment individuals and migrant workers. However, the relevant laws and regulations were not enforced in a consistent manner across China before the PRC Social Insurance Law came into effect, particularly in relation to migrant workers, who historically did not grant the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to social insurance schemes in accordance with applicable laws and regulations before February 2010. While we believe that we have paid all required social contributions, our PRC legal advisor, Beijing H&J Law Firm, advised that Fujian Xiniya may be ordered by relevant higher government authorities to make additional contributions within a prescribed time limit and that late charges or penalties may apply to any outstanding contributions. As of the date of this annual report, Fujian Xiniya has not been ordered by the relevant government authorities to pay any outstanding contributions to any social insurance schemes. If we are deemed to have been noncompliant with any such laws and regulations or to have failed to make adequate contributions to any social insurance schemes, we may be subject to penalties and negative publicity, and our business, results of operations and prospects may be materially adversely affected.

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

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, logistic facilities and retail outlets travel and transportation restrictions, import and export restrictions and a general slowdown in the PRC economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

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

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to March 28, 2013, the trading price of our ADSs on NYSE has ranged from a low of $0.96 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;
•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;
•	announcements of new services and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	potential litigation or regulatory investigations; and
•	fluctuations in market prices for our products.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

We believe that we were and may continue to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the quarterly average of our assets for the taxable year ended December 31, 2012, we believe that we were a PFIC for the taxable year ended December 31, 2012 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash raised in our initial public offering. Accordingly, we cannot assure you that we will not continue to be a PFIC for our current taxable year ending December 31, 2013 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person, unless such U.S. person makes a timely “mark-to-market” election that may mitigate these consequences. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2012, we had 227,716,692 ordinary shares outstanding, including 85,399,472 ordinary shares represented by 21,349,868 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2011 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our currently effective articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Our ADSs were listed on the New York Stock Exchange on November 23, 2010.

The following diagram illustrates our current corporate structure:

On September 23, 2011, Xiniya (China) Company Limited, a wholly owned subsidiary of Xiniya Hong Kong, was incorporated in China for the purpose of operating manufacturing and logistic facilities we plan to build in Quanzhou City, Fujian Province. Through Xiniya (China) Company Limited, we have applied to the local PRC government to acquire land use rights for new manufacturing and logistic facilities. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistic facilities.

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

B. Business Overview

We are a leading provider of men’s business casual apparel in China. We design and sell men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,700 authorized retail outlets owned and managed by third parties located in 21 provinces, four autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We primarily operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

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

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of December 31, 2012, covered 1,708 authorized retail outlets, including 118 outlets owned and managed by distributors, 1,590 authorized retail outlets owned and managed by 1,378 authorized retailers supervised by our 29 distributors, as well as two flagship outlets owned and directly operated by us.

In addition, since 2005, we have diversified our product offerings from men’s jackets to include an extensive portfolio of men’s business casual and business apparel products, with an emphasis on business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our design team works closely with our suppliers, distributors and managers of major authorized retail outlets owned by third parties to create products using high quality fabrics and construction that are well-fitting, comfortable and exhibit attractive detailing and a unique style.

Our authorized retail outlets, which are owned and managed by third parties, are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these authorized retail outlets are required to sell our products exclusively. Some of these retail outlets occupy unenclosed concession areas within multi-tenant premises. We focus significant efforts on the controlled growth and effective management of our retail network, including the quality and training of our distributors and authorized retailers, as well as the coordination of our product marketing activities across China. To promote our products, we conduct multi-channel marketing campaigns to reach our target customers through celebrity endorsements, advertisements in various types of media, retail sales promotions and in-store marketing activities.

We sold approximately 5,615,000, 6,449,000 and 6,464,000 units of garments in 2010, 2011 and 2012, respectively. We currently outsource more than 99.8% of the production of our products to PRC-based third party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

Our revenues increased from RMB899.3 million in 2010 to RMB1,180.0 million in 2011 and further to RMB1,383.7 million ($222.1 million) in 2012, representing a compound annual growth rate, or CAGR, of 24.0%; and our net profit decreased from RMB252.3 million in 2010 to RMB251.7 million in 2011 and decreased to RMB177.4 million ($28.5 million) in 2012.

Our Brand and Products

Our Brand

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Our Xiniya brand is therefore critical for our success.

Our Xiniya trademark was registered in 1993 by a garment outsourced manufacturing and processing factory controlled by the family of Mr. Qiming Xu, our founder, chairman and chief executive officer. The trademark was licensed to us in 2005 and then transferred to us in August 2009. Our Xiniya brand is designed to project an image of successful executives and professionals who choose stylish and comfortable attire to suit a lifestyle that integrates business with leisure. We market our brand in part through entertainment celebrity who we believe exemplify and characterize our brand image, and thereby reinforce positive associations with our Xiniya brand. We believe the wide-spread recognition of our brand throughout China, especially in second- and lower-tier cities, has been one of the key factors in our success. Second- and lower-tier cities have achieved substantial economic growth in recent years, primarily due to the PRC government’s favorable policies for the development of smaller cities. As a result, the increasing affluence of households has led to an improvement in living standards. In addition, international men’s apparel brands have not established any significant presence in such cities, and therefore we are faced with less competition in these markets as compared to first-tier cities in China. These favorable market conditions have contributed to our fast growth and the expansion of our business.

In July 2012, we entered into an agreement with Guangzhou Shuochen Clothing Development Co., Ltd., the Licensee, to grant it a sole license to use the registered Xiniya brand for designing, developing, marketing and selling leather shoes, bags and other goods through specialty retail outlets, including department store concessions in China, with effect from August 1, 2012 to November 30, 2018. The scope of the license is limited to business casual leather products, excluding existing Xiniya menswear products and non-business casual leather products. These licensed products may not be sold by the Licensee over the internet or through Xiniya’s existing distribution and retail channels. We will retain final design approval over products developed by the Licensee. By the end of the license term, the Licensee is expected to have opened in tier one, two and three cities in China at least 300 retail outlets and/or concessions that exclusively display and sell Xiniya business casual leather products. While such licensing will have no immediate impact on our financial results, we believe that this will help to increase our retail network and brand recognition over the long term as we continue to grow our brand.

 Our Products

We currently offer a wide range of men’s leisure and business apparel and accessories that include the following three major types:

•	Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 93.2% and 92.6%, respectively, of our revenues in 2011 and 2012;
•	Business formal—including suits, business pants and dress shirts, which accounted for approximately 5.6% and 5.8%, respectively, of our revenues in 2011 and 2012; and
•	Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.2% and 1.6%, respectively, of our revenues in 2011 and 2012.

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

Design and Merchandising

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of December 31, 2012, our design and product development team consisted of 63 members, including seven senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Tiande Liao, has more than 10 years of experience as a fashion designer. Most of our senior designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted goods. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.

We take our fashion inspiration from throughout the world, interpreting contemporary ideas for styles, fabrics and colors into customized products and designs to meet the lifestyle needs of our China customers. We also draw latest European fashion design inspiration from Europe by visiting several major cities in Europe. As Japanese and Korean fashions continue to gain popularity in China, our design and product development team also increasingly attends fashion shows in Japan and Korea to draw design ideas. We introduce new design elements into our product lines in each new season. Because our products are designed according to themes determined by our in-house designers for each season, we are able to offer a range of styles within each season’s line while still maintaining a unified brand image.

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

We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors and managers of major retail outlets, especially during our biannual sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2010, 2011 and 2012, we introduced over 1,000 new designs to the market.

Production

We have applied, through our wholly owned subsidiary Xiniya (China) Holdings Limited, to the relevant governmental authorities in Quanzhou City, Fujian Province to acquire land use rights for new manufacturing and logistic facilities. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistic facilities. Any future plans for the construction of new manufacturing and logistic facilities and resumption of our own production remain subject to receipt of all necessary financing and governmental approvals, among other variables.

In 2010, 2011 and 2012, we outsourced the production of approximately 95.8%, 97.9% and 99.8%, respectively, of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2010, 2011 and 2012, we had 50, 84 and 50 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and construction that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB556.4 million, RMB734.6 million and RMB887.2 million ($142.4 million) in 2010, 2011 and 2012, respectively, accounting for approximately 94.4%, 94.7% and 96.2% of our total cost of sales in the respective periods.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for the orders we will be required to place with our contract manufacturers. We generally place manufacturing orders with our contract manufacturers immediately after each of our two seasonal sales fairs, usually in April for our autumn and winter products and in September for our spring and summer products, where we confirm sales orders with our distributors. This enables our contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and provide our products suitable for a specific season to our distributors on a just-in-time basis so as to minimize our inventory levels.

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

Our quality control team carries out quality control procedures on the products produced by our contract manufacturers. We conduct on-site inspections of our contract manufacturers before we enter into business relationships with them. We also send our in-house quality control staff on-site to our contract manufacturers to monitor the entire production process. The initial product inspections are performed on-site by our staff before these products are shipped to our headquarters for further inspection and storage in our warehouse. We also provide technical training to contract manufacturers to assist them with quality control of the production processes and inspect pre-production samples and finished products from contract manufacturers. We have not encountered any material disruptions to our business as a result of the failure of any of our contract manufacturers to meet our quality standards.

Our Distribution Network

All of our products are sold to customers in China. We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and eventually to retail customers through authorized retail outlets owned and managed by distributors or authorized retailers. We believe our business model enables us to achieve growth by leveraging the resources of our distributors, as well as their expertise in retail distribution and management and local relationships.

As of December 31, 2012, our products were sold in 21 provinces, four autonomous regions and four municipalities in China, at 118 outlets owned and managed by our distributors, 1,590 retail outlets owned and managed by 1,378 authorized retailers supervised by our 29 distributors, and two flagship outlets owned and managed by us. We present our products to our distributors and authorized retailers at our sales fairs, which are held twice a year, usually in April and September of each year.

Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, all of our distributors are eligible to receive incentive rebates of a fixed percentage of their respective annual purchases from us. Such rebates are then deducted from the accounts receivable from each of these distributors at the end of each year. In the years ended December 31, 2010, 2011 and 2012, we provided rebates in an aggregate amount of RMB34.1 million, RMB51.5 million and RMB67.6 million ($10.9 million), respectively. The amounts that each distributor receives will be used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new outlet launches and new product roll-outs, as well as recruitment of authorized retailers.

The following diagram illustrates the relationships among our company, our distributors, authorized retail outlets and end consumers as of December 31, 2012.

 The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets were located as of December 31, 2012.

 The table below sets forth the breakdown of our revenues by geographic region for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Eastern region(1)	280,564	31.2%	359,085	30.4%	394,430	63,310	28.5%
Central and southern region(2)	252,592	28.1%	330,124	28.0%	387,906	62,263	28.0%
Southwestern region(3)	127,674	14.2%	175,362	14.9%	206,196	33,097	14.9%
Northeastern region(4)	101,367	11.3%	127,066	10.8%	168,229	27,003	12.2%
Northwestern region(5)	81,151	9.0%	108,077	9.1%	131,320	21,078	9.5%
Northern region(6)	55,904	6.2%	80,322	6.8%	95,606	15,346	6.9%
	899,252	100.0%	1,180,036	100.0%	1,383,687	222,097	100.0%

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.
(4)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(5)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.
(6)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

Distributors

We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Shandong Province, Liaoning Province, Guangdong Province and Fujian Province, where we have two distributors covering different regions within each province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men’s apparel brands. Our distributors are also required to maintain uniform standards in respect of outlet displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a weekly basis. The number of our distributors increased from 23 in 2006 to 29 as of December 31, 2012. In 2010, 2011 and 2012, approximately 82.5%, 99.7% and 99.5% of our revenues was generated from sales to our distributors, respectively.

The following table summarizes by region the number of our distributors for the periods indicated.

	As of December 31,
	2010	2011	2012
Eastern region(1)	7	8	8
Central and southern region(2)	5	6	6
Southwestern region(3)	4	4	4
Northern region(4)	4	4	4
Northeastern region(5)	3	3	4
Northwestern region(6)	3	3	3
Total	26	28	29

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.
(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(6)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

 The top three regions, namely the eastern, central and southern and southwestern regions, accounted for 73.5%, 73.3% and 71.4%, respectively, of our total revenues for the years ended December 31, 2010, 2011 and 2012. These regions have the highest concentration of sales to distributors and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality.

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

The number of our retail outlets managed or supervised by our distributors increased from 353 in 2006 to 1,708 in 2012, representing a CAGR of 30.1%. The increases in both distributors and authorized retail outlets were primarily due to our successful marketing strategy and the increased popularity of our products. The following table lists by region the number of retail outlets managed by our distributors, department store operators and authorized retailers for each of the periods indicated. In 2012, the number of outlets managed by department store chains decreased by 317 outlets. Of these 317 department store chain managed outlets, 301 outlets were converted to authorized retailer-managed retail outlets. This conversion was mainly due to the change in the business model used by the regional department store chain operators. In an effort to streamline their business, the regional department store chain operators shifted their business model focus from retailing directly to customers to leasing department store concession areas to retailers.

	As of December 31, 2010			As of December 31, 2011			As of December 31, 2012
	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers
Anhui	—	18	10	1	18	15	5	—	42
Beijing	1	—	17	1	—	12	1	—	—
Chongqing	6	25	52	6	24	53	8	—	61
Fujian (1)	2	—	70	4	—	80	6	—	91
Gansu	1	—	18	2	—	24	2	—	22
Guangdong (2)	2	—	54	2	—	59	2	—	62
Guangxi	10	24	59	10	25	66	9	—	85
Guizhou	—	—	38	2	—	47	3	—	55
Hainan (3)	—	—	5	—	—	5	—	—	2
Heilongjiang	4	9	51	5	9	67	6	—	77
Hebei	—	2	27	—	2	36	—	—	41
Henan	5	6	48	6	6	67	7	—	90
Hubei	4	38	38	8	36	41	8	—	74
Hunan	5	29	76	6	29	86	8	—	140
Inner Mongolia	—	—	27	—	—	36	—	—	44
Jiangsu	1	19	44	1	19	48	1	—	65
Jiangxi	—	3	39	5	3	42	6	—	47
Jilin	—	9	11	—	9	13	—	—	35
Liaoning (4)	9	23	41	10	22	57	8	—	72
Ningxia (5)	—	—	2	—	—	4	—	—	4
Shaanxi	—	14	43	—	9	48	—	—	53
Shandong (6)	2	21	38	2	21	47	3	—	77
Shanghai (7)	—	—	2	—	—	3	—	—	1
Shanxi	1	—	23	1	—	27	1	—	33
Sichuan	—	—	22	5	—	30	8	—	65
Tianjin (8)	—	—	5	—	—	5	—	—	4
Tibet (9)	—	—	1	—	—	1	—	—	—
Xinjiang	10	7	47	13	7	52	15	—	54
Yunnan	1	12	37	4	12	43	6	—	64
Zhejiang	4	67	64	5	66	75	5	—	130
Total	68	326	1,009	99	317	1,189	118	—	1,590

(1)	We currently have two distributors in Fujian Province covering different regions within Fujian Province.
(2)	We currently have two distributors in Guangdong Province covering different regions within Guangdong Province.
(3)	We currently do not have a distributor covering Hainan Province. Our retail outlets located in Hainan Province are authorized and supervised by our distributor for Guangdong Province.
(4)	We currently have two distributors in Liaoning Province covering different regions within Liaoning Province.
(5)	We currently do not have a distributor covering Ningxia Autonomous Region. Our retail outlets located in Ningxia Autonomous Region are authorized and supervised by our distributor for Gansu Province.
(6)	We currently have two distributors in Shandong Province covering different regions within Shandong Province.
(7)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.
(8)	We currently do not have a distributor covering Tianjin. Our retail outlets located in Tianjin are authorized and supervised by our distributor for Beijing.
(9)	We currently do not have a distributor covering Tibet Autonomous Region. Our retail outlet located in Tibet Autonomous Region is authorized and supervised by our distributor for Sichuan Province.

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
•

Undertaking: Our distributors undertake to comply with our pricing and discount policies, follow our uniform outlet design and display standards and refrain from selling other branded men’s apparel products and counterfeit products.

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
•

Authorized retailers: Distributors are permitted to sub-contract the operation of retail outlets to third parties, subject to our approval of the location and renovation plan. Distributors must instruct their third party retailers to comply with the relevant requirements for the retail outlets for our products included in the distributorship agreements and our pricing and discount policies, follow our uniform outlet design and display standards and refrain from selling counterfeit products. In addition, the third party authorized retailers are generally prohibited by our distributors from selling other branded men’s apparel products.

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

Sales generated by our five best-performing distributors accounted for approximately 28.5%, 36.2% and 33.4% of our revenues in the years ended December 31, 2010, 2011 and 2012, respectively. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

Management and Growth Control of Our Authorized Retail Network

Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 83 dedicated members, is primarily responsible for approaching potential distributors, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform outlet design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with the operators of retail outlets supervised by our distributors, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.

Expansion Plans For Our Authorized Retail Network

A net total of 103 new retail outlets were opened in 2012, consisting of 254 new retail outlets opened and 151 retail outlets closed. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor. In addition, as an important part of our development strategy, we plan to open, or provide support to our distributors to open, new flagship outlets in select major cities in China. We believe a flagship outlet in a prime business district of a major city would showcase our complete line of products, attract prospective retailers to join us, attract consumer attention and promote our brand image. The flagship outlets will be designed and fitted out by us and managed either by us or by our distributors. In 2011, we owned and operated two flagship outlets and our distributors owned and operated three other flagship outlets. In 2012, we owned and are operating two flagship outlets and our distributors owned and are operating five other flagship outlets. We owned and are operating two flagship outlets in Quanzhou City in Fujian Province. Our distributors owned and are operating flagship outlets in Zun Yi City in Guizhou Province, Harbin City in Heilongjiang Province, Chengdu City in Sichuan Province, Urumqi City in Xinjiang Province and Shenyang City in Liaoning Province

Seasonality

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

Pricing Policy

We sell our products to our distributors at uniform discounts from our suggested retail prices. We have a suggested retail price policy that applies to all our distributors and authorized retailers to help maintain brand image, ensure consistent pricing levels from region to region and prevent price competition among our distributors and authorized retailers. In determining our pricing strategies, we take into account market supply and demand, production cost and the prices of our competitors’ similar products. Our sales representatives collect and record the retail prices of our products sold by our retailers. We analyze the information collected and engage in discussions with our distributors to ensure that they follow our pricing policy. See “—Our Distribution Network.”

Marketing and Advertising

We have conducted multi-channel marketing campaigns to advertise our products to our target customers through television commercials, advertising on indoor video displays, newspapers, magazines, the internet, public transportation and billboards, strategically selecting suitable celebrity as our brand spokesperson, and organizing regular and frequent in-store marketing activities and road shows.

Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson. We have featured Jacky Cheung in a series of nationwide promotional activities, such as advertisements on popular television channels in China and on billboards at our retail outlets. We believe Jacky Cheung embodies the successful and stylish gentleman our brand represents and his image resonates well with our target consumers, who are male working professionals between the ages of 25 to 45, many of whom are also part of his fan base. Our engagement with Jacky Cheung expired in February 2013 and we are currently in contract renewal negotiations.

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

We have implemented strict requirements on our authorized retail outlets with respect to the display and promotion of our products to ensure consistent branding and enhance marketing results. Our distributors are required to ensure that our marketing strategies are implemented at the retail outlets managed or supervised by them, including displaying our products according to our specifications and using our billboard advertisements. We also assign sales representatives to monitor the in-store displays of our products at various retail outlets on a regular basis to help ensure that our retailers have followed our product display policies.

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

In 2011, we advertised on China national television channels CCTV-2, CCTV-5 and CCTV-12 to promote our brand. In 2012, we advertised on billboard across 20 provinces in China and on CCTV-12.

In the years ended December 31, 2010, 2011 and 2012, our total advertising and promotional expenses amounted to approximately RMB3.9 million, RMB39.1 million and RMB74.0 million ($11.9 million), respectively, which accounted for approximately 0.4%, 3.3% and 5.3% of our revenues in the respective periods.

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

The men’s business casual apparel segment in China is relatively fragmented but there are a small number of market leaders. We compete primarily with domestic men’s apparel brands, including, among others, Lilanz, Septwolves, Joe One, Seven Brand and K-Boxing.

We believe the intense competition in China’s men’s apparel industry will continue in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.” We will continue to place our focus on the business casual segment within the rapidly growing men’s apparel market in China and we believe the quickly expanding China retail consumer market will position ourselves well to capitalize on favorable economic, demographic and industry trends.

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

Labor Contract Law

The PRC Labor Contract Law was promulgated on June 29, 2007, as amended on December 28, 2012, will become effective on July 1, 2013. According to the Labor Contract Law of PRC effective as of January 1, 2008, labor contracts shall be entered into if labor relationships are to be established between an entity and its employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and shall pay to the employees wages which are no lower than local standards on minimum wages. The entity shall establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, educate employees in labor safety and sanitation in the PRC.

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

On November 19, 2010, SAFE promulgated the Notice of Foreign Exchange on Relevant Issues concerning Strengthening the Administration of the Foreign Exchange Business, or SAFE Circular No. 59, which tightens the regulation over settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds be consistent with the description in the prospectus for the offering. Article 1 of SAFE Circular No. 59 was replaced by Notice of the SAFE on Issues Concerning the Improvement of the Administration of Banks’ Synthetic Position in Foreign Exchange Settlement and Sale on April 16, 2012.

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

D. Property, Plants and Equipment

Our corporate headquarters are located in Xiamen City, Fujian Province, where we lease approximately 3,032 square meters of office space. We also lease facilities of approximately 18,000 square meters in Jinjiang City, Fujian Province. As of the date of this annual report, we manage two flagship stores in Quanzhou City, Fujian Province with approximately 851 square meters of space leased from a related party and 450 square meters of space leased from third parties.

In October 2005, we signed an operating lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of our founder, chairman and chief executive officer, Mr. Qiming Xu, relating to 18,000 square meters of property, which includes a warehousing facility of 6,000 square meters, administrative areas of 6,000 square meters and employee residential areas of 6,000 square meters. The term of the lease is ten years starting from October 2005 and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

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

A. Operating Results

Overview

We are a leading provider of men’s business casual apparel in China. We design men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,700 authorized retail outlets owned and managed by third parties located in 21 provinces, four autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. All of our products are sold to customers in China and are sold under our Xiniya brand. We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network are required to sell our products exclusively. We also have two flagship outlets owned and managed by us. In 2010, 2011 and 2012, we sold approximately 5,615,000, 6,449,000 and 6,464,000 units of garments, respectively, among which approximately 4.2%, 2.1% and 0.2%, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province. We outsourced the production of the rest of our products to PRC-based third party contract manufacturers.

Our revenues increased from RMB899.3 million in 2010 to RMB1,180.0 million in 2011 and further to RMB1,383.7 ($222.1 million) in 2012, representing a CAGR of 24.0%, and our net profit decreased from RMB252.3 million in 2010 to RMB251.7 million in 2011 and further decreased to RMB177.4 million ($28.5 million) in 2012.

Factors Affecting our Financial Performance and Results of Operations

We believe the most significant factors affecting our financial performance are:

•	Economic growth, level of per capita disposable income and consumer spending patterns in the PRC;
•	Our relationships with, and the business performance of, our distributors and their authorized retailers;
•	Our ability to maintain and enhance the recognition of our Xiniya brand;
•	Our ability to address the needs and preferences of our target consumers in a timely manner;
•	Seasonality;
•	Competition;
•	Our relationships with, and the performance of, our contract manufacturers; and
•	Taxation.

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

Our Relationships with, and the Business Performance of, Our Distributors and Their Authorized Retailers

We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors and their authorized retailers. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us or becomes bankrupt. In 2010 and 2011, we had motivated our distributors by providing our top 20 performers in terms of total annual purchase value sales incentive rebates of a fixed percentage of their respective purchase values from us. In 2012, we provided rebates to all distributors. Such rebates are settled by offsetting the accounts receivable from each distributor at the end of the year. In 2013, we plan to increase rebates provided to distributors for further retail channel support. In the years ended December 31, 2010, 2011 and 2012, we provided rebates to our distributors in an aggregate amount of RMB34.1 million, RMB51.5 million and RMB67.6 million ($10.9 million), respectively. Our five largest distributors accounted for an aggregate of 28.5%, 36.2% and 33.4% of our revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

As we do not have direct contractual relationships with the operators of the authorized retail outlets, we rely on the distributors to manage and supervise the operation of the authorized retailers. These authorized retail outlets have a significant influence on consumers’ perception of our products. Any deviation by the retailers from our retail policies may adversely impact the popularity of our products and our business reputation. In addition, we rely on our distributors to expand the retail networks of our products by opening more retail outlets themselves or developing more third-party retailers.

Therefore, the achievement of our business goals and the expansion of our operations are dependent on our relationship with, our ability to supervise and manage, and the business performance of, our distributors and their retail networks. If we cannot maintain and strengthen our relationship with our distributors, or if a number of our distributors experience difficulties with their operations, our financial performance and results of operations may be materially adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely on distributors to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors could have a material adverse effect on our financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—A distributor’s failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Consumer sales of our products are conducted by distributors and authorized retailers over whom we have limited control.”

Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand

We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We spent approximately RMB3.9 million, RMB39.1 million and RMB74.0 million ($11.9 million) on our advertising and marketing activities for the years ended December 31, 2010, 2011 and 2012, respectively. Our advertising and promotional expenses significantly increased in 2011 due to our media campaign on China national television channels CCTV-2, CCTV-5 and CCTV-12. Our advertising and promotional expenses significantly increased in 2012 primarily due to our advertising campaign on China national television channel CCTV-12 and billboard advertisements across 20 provinces in China. We also work closely with our distributors and their authorized retailers in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program. We plan to continue to work closely with our distributors and their authorized retailers to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.”

Our Ability to Address the Needs and Preferences of our Target Consumers in a Timely Manner

Our target consumers are male working professionals between the age of 25 and 45. The acceptance and popularity of our products among our target consumers are largely determined by our ability to satisfy their evolving needs for business and leisure travel, anticipate and reflect their rapidly changing fashion preferences in our products and price our products within an acceptable range. In this regard, we currently implement a policy to track the inventory levels of our distributors by requiring them to provide sales reports on a monthly basis, mainly to gather information regarding the market acceptance of our products so as to reflect consumer preferences in the design of our products for the next season. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors and their authorized experiencing lower sales volumes, lower selling prices and lower profits, which in turn could materially adversely affect our results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.”

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

Competition

The men’s retail apparel industry in China is highly competitive. We compete primarily with domestic men’s apparel brands on the bases of quality, design, the breadth of our authorized retail network, customer service and price. We have limited ability to set price levels of our products in our target markets, and we are therefore required to adjust the prices of our products from time to time to be comparable with the prevailing market prices of similar products offered by our competitors. We believe that our primary competitive advantages are consumer recognition of our brand name and our authorized retail network coverage in many second- and lower-tier cities in China. Our major competitors include, among others, Lilanz, Septwolves, Joe One, Seven Brand and K-Boxing. We believe the intense competition in China’s men’s apparel industry will continue in the future. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and to maintain and increase our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and increase expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.”

Our Relationships with, and the Performance of, our Contract Manufacturers

We currently engage contract manufacturers to manufacture substantially all of our products, including suits, wool sweaters and jeans, which are then sold by us to our distributors. In 2010, 2011 and 2012, we had 50, 84 and 50 contract manufacturers, respectively, and outsourced the production of approximately 95.8%, 97.9% and 99.8% of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. We ceased the operation of four of our production lines at our manufacturing facility in Jinjiang City in January 2010 and, as a result, outsourced production as a percentage of our total sales volume increased substantially in 2010. In January 2012, we shut down production at our outdated manufacturing facility in Jinjiang City, Fujian Province. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistic facilities. Any future plans for the construction of new manufacturing and logistic facilities and resumption of our own production remain subject to receipt of all necessary financing and governmental approvals, among other variables. As the cost of sales of outsourced production is generally higher than the cost of sales of our own production, our profit margin may be adversely affected as we outsource all production to contract manufacturers in the foreseeable future.

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

Revenues

Our revenues increased from RMB899.3 million in 2010 to RMB1,180.0 million in 2011 and to RMB1,383.7 million ($222.1 million) in 2012, representing a CAGR of 24.0%, primarily due to the increase in the number of units of garments we sold and the increase in the average unit selling price of our products. The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(amounts in thousands, except average unit selling price)
Revenues	899,252	1,180,036	1,383,687	222,097
Cost of sales	(589,233)	(775,137)	(922,326)	(148,043)
Gross profit	310,019	404,899	461,361	74,054
Gross profit margin	34.5%	34.3%	33.3%	—
Number of units sold	5,615	6,449	6,464	—
Average unit selling price(1)	160.2	183.0	214.1	—

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

The table below sets forth a breakdown of our revenues by product line for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	804,255	89.4%	1,099,337	93.2%	1,281,872	205,755	92.6%
Business formal	84,611	9.4%	66,567	5.6%	80,256	12,882	5.8%
Accessories	10,386	1.2%	14,132	1.2%	21,559	3,460	1.6%
	899,252	100.0%	1,180,036	100.0%	1,383,687	222,097	100.0%

We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 89.4%, 93.2% and 92.6% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. In addition, our revenues from sales of our business casual apparel increased from RMB804.3 million in 2010 to RMB1,099.3 million in 2011 and further to RMB1,281.9 million ($205.8 million) in 2012, mainly attributable to the growth of the overall business casual apparel market in China and our ability to meet this increasing consumer demand for business casual apparel.

Revenues from sales of our business formal apparel represented 9.4%, 5.6% and 5.8% of our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively. The decrease in the percentage of our revenues from sales of our business formal apparel in 2011 reflected our increasing focus on business casual products. Our revenues from sales of accessories represented 1.2%, 1.2% and 1.6%, respectively, of our total revenues for the years ended December 31, 2010, 2011 and 2012.

Breakdown of Revenues by Sales Channel

We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail consumers through retail outlets managed or authorized by such distributors. We also sell our products through our flagship outlets in Quanzhou City, Fujian Province. Before we completed the restructuring of our retail network at the end of 2010, we also sold a portion of our products directly to department store chains in our target geographies.

The table below sets forth the breakdown of our revenues by sales channel for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Distributors	741,536	82.5%	1,176,356	99.7%	1,376,595	220,959	99.5%
Department store chains	154,183	17.1%	—	—%	—	—	—%
Flagship outlets	3,533	0.4%	3,680	0.3%	7,092	1,138	0.5%
	899,252	100.0%	1,180,036	100.0%	1,383,687	222,097	100.0%

Revenues generated from sales to distributors accounted for 82.5%, 99.7% and 99.5%, respectively, of our total revenues for the years ended December 31, 2010, 2011 and 2012, while revenues generated from sales to department store chains represented 17.1%, 0.0% and 0.0%, respectively, of our total revenues during the same periods. In 2010, revenues generated from sales to distributors significantly increased partly as a result of our restructuring of our authorized retail outlet network by transferring the department store chains as authorized retailers under the supervision of our distributors in charge of their respective jurisdictions. The restructuring was completed in December 2010. In 2011 and 2012, all of our revenues were generated from sales to distributors, other than sales we generated through our two flagship outlets.

 Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues.

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Cost of sales	589,233	65.5%	775,137	65.7%	922,326	148,043	66.7%
Selling and distribution expenses(1)	11,999	1.3%	72,154	6.1%	214,132	34,371	15.5%
Administrative expenses	10,108	1.2%	23,267	2.0%	30,491	4,894	2.2%
Total operating costs and expenses	611,340	68.0%	870,558	73.8%	1,166,949	187,308	84.3%

(1)	We do not hold significant inventories and do not incur significant purchasing, receiving or warehousing costs.

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

In 2010, 2011 and 2012, we sold approximately 5,615,000, 6,449,000 and 6,464,000 units of garments, respectively, among which approximately 4.2%, 2.1% and 0.2%, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province, which we closed in January 2012.

The following table sets forth a breakdown of our cost of sales for the periods indicated.

	For the Year Ended December 31,
	2010			2011			2012
	RMB	% of Cost of Our Own Production	% of Cost of Sales	RMB	% of Cost of Our Own Production	% of Cost of Sales	RMB	$	% of Cost of Our Own Production	% of Cost of Sales
	(amounts in thousands, except for percentages)
Own production
Raw materials	16,230	69.4%	2.7%	15,406	71.5%	2.0%	1,015	162	55.1%	0.1%
Direct labor	4,066	17.4%	0.7%	3,782	17.5%	0.5%	279	45	15.2%	0.0%
Sub-contracting expenses	921	3.9%	0.2%	272	1.3%	0.0%	29	5	1.6%	0.0%
Overhead	2,173	9.3%	0.4%	2,082	9.7%	0.3%	518	83	28.1%	0.1%
Sub-total	23,390	100.0%	4.0%	21,542	100.0%	2.8%	1,841	295	100.0%	0.2%
Outsourced production purchases	556,353	N/A	94.4%	734,552	N/A	94.7%	887,155	142,398	N/A	96.2%
Research and Development Expenses	8,588	N/A	1.5%	10,609	N/A	1.4%	22,251	3,572	N/A	2.4%
Tax	902	N/A	0.1%	8,434	N/A	1.1%	11,079	1,778	N/A	1.2%
Total	589,233	N/A	100.0%	775,137	N/A	100.0%	922,326	148,043	N/A	100.0%

Cost of sales for our outsourced production accounted for 94.4%, 94.7% and 96.2% of our total cost of sales, respectively, in the years ended December 31, 2010, 2011 and 2012.

The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,
	2010		2011		2012
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	Amount		% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	525,294	89.1%	713,511	92.0%	842,962	135,305	91.4%
Business formal	55,490	9.4%	43,120	5.6%	52,760	8,468	5.7%
Accessories	7,547	1.3%	10,072	1.3%	15,525	2,492	1.7%
Tax	902	0.2%	8,434	1.1%	11,079	1,778	1.2%
Total	589,233	100.0%	775,137	100.0%	922,326	148,043	100.0%

Selling and Distribution Expenses

Selling and distribution expenses primarily include advertising and promotion expenses, expenses relating to shop rack, signage and various outlet-related accessories for authorized retail outlets, freight expenses, sales fair expenses, marketing planning expenses, training expenses, traveling expenses, flagship outlet renovation and rental expenses, and packaging expenses. Our selling and distribution expenses were RMB12.0 million, RMB72.2 million and RMB214.1 million ($34.4 million) in 2010, 2011 and 2012, respectively.

We have engaged Jacky Cheung, a well-known pop singer, as our brand spokesperson for our Xiniya brand since October 2007. Our engagement with Jacky Cheung expired in February 2013 and we are currently in contract renewal negotiations. We recorded RMB3.9 million, RMB3.9 million and RMB4.6 million ($0.7 million), respectively, in advertising and promotion expenses in 2010, 2011 and 2012, respectively, in connection with the engagement of Jacky Cheung as our brand spokesperson. In 2011, we advertised on China national television channels CCTV-2, CCTV-5 and CCTV-12 to promote our brand, and we recorded RMB28.5 million in connection with our media campaign on these CCTV channels. In 2012, we recorded RMB74.0 million ($11.9 million) in connection with advertisement on China national television channel CCTV-12 and billboard advertisements across 20 provinces in China. For the years ended December 31, 2010, 2011 and 2012, our advertising and promotion expenses represented 0.4%, 3.3% and 5.3%, respectively, of our revenues.

Since July 2011, as part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished on or after July 2011. In 2011, we paid for shop rack, signage and various outlet-related accessories for 140 new retail outlets. In 2012, we paid for shop rack, signage and various outlet-related accessories for 254 new retail outlets and refurbished 201 existing retail outlets, including expanding floor space for 12 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help to attract consumers into the retail stores, help to improve presentation of our apparel products to consumers and, eventually, enhance retail outlet sales. For the years ended December 31, 2011 and 2012, these expenses were RMB19.7 million and RMB86.9 million ($13.9 million) respectively and represented 1.7% and 6.3%, respectively, of our revenue.

In 2012, we recorded training expenses of RMB18.6 million ($3.0 million) in connection with consultancy fees paid to external professional trainers for training provided to our distributors and authorized retailers across China. These training courses are expected to strengthen retail outlet management in the areas of retail inventory management, retail outlet managers and staff, and retail sales management. Also, these training courses are expected to enhance retail sales and reduce inventory levels at the retail channels.

In 2012, we recorded consultancy expenses of RMB12.8 million ($2.1 million) in connection with consultancy fees paid to an external consultant for devising promotional plans and activities for authorized retail outlets. These promotional plans and activities are expected to enhance retail sales of the authorized retail outlets and reduce inventory levels at the retail channels.

We organize two sales fair a year, usually in April for our fall and winter collections and in September for our spring and summer collections, for our distributors and authorized retailers to attend and place their orders with us. We generated substantially all of our revenue through our two sales fair. We recorded RMB0.9 million, RMB3.8 million and RMB8.6 million ($1.4 million) in sales fair expenses in 2010, 2011 and 2012 respectively. In 2012, we engaged an external event organizer to design the theme, the layout, the catwalk show and other activities related to these sales fairs.

In 2011, we owned and operated two flagship outlets and our distributors owned and operated three other flagship outlets. In 2012, we owned and operated two flagship outlets and our distributors owned and operated five other flagship outlets. We used some of the proceeds received from our initial public  offering to pay for the renovation and rack related expenses for these flagship outlets. We recorded RMB1.5 million and RMB4.8 million ($0.8 million) in flagship outlet renovation and rental expenses in 2011 and 2012 respectively. We owned and are operating two flagship outlets in Quanzhou City in Fujian Province. Our distributors owned and are operating flagship outlets in Zun Yi City in Guizhou Province, Harbin City in Heilongjiang Province, Chengdu City in Sichuan Province, Urumqi City in Xinjiang Province and Shenyang City in Liaoning Province.

We do not hold significant inventories and we do not incur significant purchasing, receiving or warehousing costs. We account for freight expenses as selling and distribution expenses. We recorded RMB5.2 million, RMB4.4 million and RMB4.2 million ($0.7 million) respectively, in freight expenses in 2010, 2011 and 2012. For the years ended December 31, 2010, 2011 and 2012, freight expenses represented 0.6%, 0.4% and 0.3%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.

 Administrative Expenses

Our administrative expenses were RMB10.1 million, RMB23.3 million and RMB30.5 million ($4.9 million) in 2010, 2011 and 2012, respectively, and consisted primarily of salary, social insurance, office rental, transportation, telecommunication, share-based compensation and other expenses, as well as professional fees and public company listing fees.

Salary and social insurance payments to our staff increased from approximately RMB4.2 million in 2010 to RMB10.7 million in 2011 and further to RMB17.3 million ($2.8 million) in 2012 primarily due to the increase in salaries. For the years ended December 31, 2010, 2011 and 2012, salary and social insurance expenses represented 0.5%, 0.9% and 1.3%, respectively, of our revenues.

As a result of our initial public offering in November 2010, we incurred professional and related fees of RMB2.2 million, RMB6.8 million and RMB2.8 million ($0.4 million) in 2010, 2011 and 2012, respectively and share-based compensation expenses of RMB2.2 million, RMB0.8 million and RMB1.9 million ($0.3 million) for certain employees in 2010, 2011, and 2012, respectively.

In October 2011, we relocated our corporate headquarters from Jinjiang City, Fujian Province to Xiamen City, Fujian Province. The headquarters are now within the same complex as our fashion design and sales & marketing facilities in Xiamen Software Park. Renovations of these facilities were completed in September 2011. This increased our office rental, electricity, office, transportation, telecommunication and other expenses from RMB0.9 million in 2010 to RMB2.7 million in 2011 and to RMB4.8 million ($0.8 million) in 2012.

We incurred interest expenses on short-term bank loans of RMB1.0 million and RMB263,000 ($42,000) in 2011 and 2012, respectively.

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

Sales of goods—retail  We operate two flagship outlets for the sale of our products. Revenues generated from these outlets are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors, department store chains and authorized retailers, who bear all related program costs.

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

Share-based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2012.

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

Results of Operations

The following tables present our summary statements of operations for each of the years ended December 31, 2010, 2011 and 2012. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(amounts in thousands, except for percentages)
Revenues
Business casual	804,255	1,099,337	1,281,872	205,755
Business formal	84,611	66,567	80,256	12,882
Accessories	10,386	14,132	21,559	3,460
Total revenues	899,252	1,180,036	1,383,687	222,097
Operating Costs and Expenses
Cost of sales	(589,233)	(775,137)	(922,326)	(148,043)
Selling and distribution expenses	(11,999)	(72,154)	(214,132)	(34,371)
Administrative expenses	(10,108)	(23,267)	(30,491)	(4,894)
Total operating costs and expenses	(611,340)	(870,558)	(1,166,949)	(187,308)
Operating Income	287,912	309,478	216,738	34,789
Interest and other income	847	24,616	18,953	3,042
Income Before Tax	288,759	334,094	235,691	37,831
Income tax expenses	(36,413)	(82,386)	(60,240)	(9,669)
Net Profit	252,346	251,708	175,451	28,162
Other comprehensive income
Exchange difference on translation of financial statements of entities outside the mainland of the People’s Republic of China	—	(18,536)	(586)	(94)
Total comprehensive income for the year	252,346	233,172	174,865	28,068
Net profit margin (%)	28.1%	21.3%	12.7%	12.7%

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues

Our revenues increased by RMB203.7 million ($32.7 million) or 17.3% from RMB1,180.0 million in 2011 to RMB1,383.7 million ($222.1 million) in 2012. This increase was primarily attributable to an increase of 17.0% in the average unit selling price of our products from RMB183.0 to RMB214.1 ($34.4), due to adjustment of our product mix towards higher priced products as well as price adjustment for the impact of inflation on raw material and labor costs, which resulted in an RMB201.0 million ($32.3 million) increase in revenues. In addition, our sales volume increased by 0.2% from approximately 6,449,000 units to approximately 6,464,000 units, which resulted in an RMB2.7 million ($0.4 million) increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our authorized retail outlets from 1,607 as of December 31, 2011 to 1,708 as of December 31, 2012.

Revenues generated from the sales of our business casual apparel products increased by RMB182.6 million ($29.3 million) or 16.6% from RMB1,099.3 million in 2011 to RMB1,281.9 million ($205.8 million) in 2012, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 16.8% in average unit selling price from RMB192.9 in 2010 to RMB225.3 ($36.2) in 2012, which resulted in an RMB184.2 million ($29.6 million) increase in revenues, offset in part by a decrease of 0.1% in sales volume from approximately 5,698,000 units in 2011 to approximately 5,691,000 units in 2012, which resulted in a RMB1.6 million ($0.3 million) decrease in revenues.

Revenues generated from the sales of our business formal apparel products increased by RMB13.7 million ($2.2 million) or 20.6% from RMB66.6 million in 2011 to RMB80.3 million ($12.9 million) in 2012. The increase was mainly attributable to an increase of 21.8% in average unit selling price from RMB133.7 in 2011 to RMB162.9 ($26.1) in 2012, which resulted in an RMB14.4 million ($2.3 million) increase in revenue, offset in part by a decrease of 1.0% in sales volume from approximately 498,000 units in 2011 to 493,000 units in 2012, which resulted in a RMB0.7 million ($0.1 million) decrease in revenues.

Revenues generated from the sales of our accessory products increased by RMB7.5 million ($1.2 million) or 53.2% from RMB14.1 million in 2011 to RMB21.6 million ($3.5 million) in 2012, due to an increase of 10.7% in sales volume of our accessory products from approximately 253,000 units in 2011 to approximately 280,000 units in 2012, which resulted in an RMB1.6 million ($0.3 million) increase in revenues, as well as an increase of 37.6% in average unit selling price from RMB55.9 in 2011 to RMB76.9 ($12.3) in 2012, which resulted in an RMB5.9 million ($0.9 million) increase in revenues.

Cost of Sales

Our cost of sales increased by RMB147.2 million ($23.6 million) or 19.0% from RMB775.1 million in 2011 to RMB922.3 million ($148.0 million) in 2012. Such changes were primarily due to an increase of RMB152.6 million ($24.5 million) or 20.8% in our cost of outsourced production from RMB734.6 million in 2011 to RMB887.2 million ($142.4 million) in 2012. Cost of outsourced production as a percentage of our total cost of sales increased from 94.7% in 2011 to 96.2% in 2012. The percentage of our cost of sales compared to our total revenues increased from 65.7% in 2011 to 66.7% in 2012. The average cost of sales per unit increased by 18.7% from RMB120.2 in 2011 to RMB142.7 ($22.9) in 2012. This was mainly due to the impact of inflation on our raw material and labor costs as well as adjustment of our product mix towards higher cost products.

Cost of our own production decreased by RMB19.7 million ($3.2 million) or 91.6% from RMB21.5 million in 2011 to RMB1.8 million ($0.3 million) in 2012, primarily due to the closure of our own production facility in January 2012. Cost of our own production as a percentage of our total cost of sales decreased from 2.8% in 2011 to 0.2% in 2012.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB141.9 million ($22.8 million) or 196.5% from RMB72.2 million in 2011 to RMB214.1 million ($34.4 million) in 2012, primarily due to increases in advertising and promotion expenses, shop rack expenses, training expenses, consultancy expenses, sales fair expenses and flagship store expenses. Our advertising and promotion expenses increased by RMB34.9 million ($5.6 million) or 89.3% from RMB39.1 million in 2011 to RMB74.0 million ($11.9 million) in 2012, primarily due to advertising and promotion expenses related to our advertising campaign on China national television channels CCTV-12 and billboard advertisements across 20 provinces in China.

Our shop rack expenses increased by RMB67.2 million ($10.8 million) from RMB19.7 million in 2011 to RMB86.9 million ($13.9 million) in 2012. Since July 2011, as part our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished on or after July 2011. In 2011, we paid for shop rack, signage and various outlet-related accessories for 140 new retail outlets. In 2012, we paid for shop rack, signage and various outlet-related accessories for 254 new retail outlets and refurbished 201 existing retail outlets, including expanding floor space for 12 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help to attract consumers into the retail stores, help to improve presentation of our apparel products to consumers and, eventually, enhance retail outlet sales.

In 2012, we recorded training expenses of RMB18.6 million ($3.0 million) in connection with consultancy fees paid to external professional trainers for training provided to our distributors and authorized retailers across China. These training courses are expected to enhance our distributors and authorized retailers’ knowledge in areas such as retail inventory management, which may in turn improve our sales results.

In 2012, we recorded consultancy expenses of RMB12.8 million ($2.1 million) in connection with consultancy fees paid to an external consultant for devising promotional plans and activities for those authorized retail outlets. These promotional plans and activities are expected to elevate the brand image of our products and reduce inventory levels at the retail channels.

Sales fair expenses increased by RMB4.8 million ($0.8 million) or 126.3% from RMB3.8 million in 2011 to RMB8.6 million ($1.4 million) in 2012, mainly due to the increase in sales fair spending.

Our flagship outlet expenses increased by RMB3.3 million ($0.5 million) in 2012 from RMB1.5 million in 2011 to RMB4.8 million ($0.8 million) in 2012 , which was mainly attributable to increase in flagship outlets from five flagship outlets in 2011 to seven flagship outlets in 2012. In 2011, we owned and operated two flagship outlets and our distributors owned and operated three other flagship outlets. In 2012, we owned and operated two flagship outlets and our distributors owned and are operated five other flagship outlets. We used some of the proceeds raised during our initial public offering to pay for the renovation and rack related expenses for these flagship outlets.

The percentage of selling and distribution expenses compared to our total revenues increased from 6.1% in 2011 to 15.5% in 2012.

Administrative Expenses

Our administrative expenses increased by RMB7.2 million ($1.2 million) or 30.9% from RMB23.3 million in 2011 to RMB30.5 million ($4.9 million) in 2012 and the percentage of administrative expenses compared to our total revenues increased from 2.0% in 2011 to 2.2% in 2012. Salaries and related costs increased by RMB6.6 million ($1.1 million) or 61.7% from RMB10.7 million in 2011 to RMB17.3 million ($2.8 million) in 2012, primarily due to the increase in salaries. Share-based compensation increased from RMB1.1 million ($0.2 million) or 137.5% from RMB0.8 million in 2011 to RMB1.9 million ($0.3 million) in 2012.

Interest and Other Income

Interest and other income decreased by RMB5.6 million ($0.9 million), or 22.8%, from RMB24.6 million in 2011 to RMB19.0 million in 2012, mainly due to a lower exchange gain in 2012 as compared to 2011.

Income Tax Expense

As a result of the foregoing factors, our profit before taxation decreased from RMB334.1 million in 2011 to RMB237.6 million ($38.1 million) in 2012. Accordingly, our income tax expense decreased by RMB22.2 million ($3.5 million) or 26.9% from RMB82.4 million in 2011 to RMB60.2 million ($9.7 million) in 2012.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB76.2 million ($12.2 million) or 30.3% from RMB251.7 million in 2011 to RMB175.5 million ($28.2 million) in 2012. Our net margin decreased from 21.3% in 2011 to 12.7% in 2012.

Other Comprehensive Income

Other comprehensive income decreased by RMB17.9 million ($2.9 million) or 96.8% from RMB1.5 million in 2011 to RMB0.6 million ($0.1 million) in 2012, mainly due to lower exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China, namely our company and Xiniya Hong Kong.

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues

Our revenues increased by RMB280.7 million or 31.2% from RMB899.3 million in 2010 to RMB1,180.0 million in 2011. This increase was primarily attributable to an increase of 14.2% in the average unit selling price of our products from RMB160.2 to RMB183.0, due to adjustment of our product mix towards higher priced products as well as price adjustment for the impact of inflation on raw material and labor costs, which resulted in an RMB147.1 million increase in revenues. In addition, our sales volume increased by 14.3% from approximately 5.6 million units to approximately 6.4 million units, which resulted in an RMB133.6 million increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our retail outlets and retail concessions from 1,404 as of December 31, 2010 to 1,607 as of December 31, 2011.

Revenues generated from the sales of our business casual apparel products increased by RMB295.0 million or 36.7% from RMB804.3 million in 2010 to RMB1,099.3 million in 2011, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 15.6% in average unit selling price from RMB166.9 in 2010 to RMB192.9 in 2011, which resulted in an RMB148.4 million increase in revenues, as well as an increase of 18.8% in sales volume from approximately 4.8 million units in 2010 to approximately 5.7 million units in 2011, which resulted in an RMB146.6 million increase in revenues.

Revenues generated from the sales of our business formal apparel products decreased by RMB18.0 million or 21.3% from RMB84.6 million in 2010 to RMB66.6 million in 2011, reflecting our shift in focus to business casual apparel. The decrease was mainly attributable to a decrease of 18.4% in sales volume from approximately 610,000 units in 2010 to approximately 498,000 units in 2011, which resulted in an RMB15.5 million decrease in revenues, as well as a 3.7% decrease in average unit selling price from RMB138.8 in 2010 to RMB133.7 in 2011, which resulted in an RMB2.5 million decrease in revenues.

Revenues generated from the sales of our accessory products increased by RMB3.7 million or 35.6% from RMB10.4 million in 2010 to RMB14.1 million in 2011, due to an increase of 36.8% in sales volume of our accessory products from approximately 185,000 units in 2010 to approximately 253,000 units in 2011, which resulted in an RMB3.8 million increase in revenues, offset in part by a decrease of 0.4% in average unit selling price from RMB56.1 in 2010 to RMB55.9  in 2011, which resulted in an RMB0.1 million decrease in revenues.

Cost of Sales

Our cost of sales increased by RMB185.9 million or 31.6% from RMB589.2 million in 2010 to RMB775.1 million in 2011. Such changes were primarily due to an increase of RMB178.2 million or 32.0% in our cost of outsourced production from RMB556.4 million in 2010 to RMB734.6 million in 2011. Cost of outsourced production as a percentage of our total cost of sales increased from 94.4% in 2010 to 94.7% in 2011. However, the percentage of our cost of sales compared to our total revenues remained stable at 65.5% and 65.7% in 2010 and 2011, respectively. The average cost of sales per unit increased by 14.6% from RMB104.9 in 2010 to RMB120.2 in 2011. This was mainly due to the impact of inflation on our raw material and labor costs as well as adjustment of our product mix towards higher cost products.

Cost of our own production decreased by RMB1.9 million or 8.1% from RMB23.4 million in 2010 to RMB21.5 million in 2011. Cost of our own production as a percentage of our total cost of sales decreased from 4.0% in 2010 to 2.8% in 2011.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB60.2 million or 501.7% from RMB12.0 million in 2010 to RMB72.2 million in 2011, primarily due to increases in advertising and promotion expenses, shop rack expenses, sales fair expenses, flagship store expenses and travel expenses. Our advertising and promotion expenses increased by RMB35.2 million or 902.6% from RMB3.9 million in 2010 to RMB39.1 million in 2011, primarily due to advertising and promotion expenses related to our media campaign on China national television channels CCTV-2, CCTV-5 and CCTV-12. Our shop rack expenses increased by RMB19.7 million, primarily as a result of our efforts to unify the image of our authorized retail outlets, such as paying for shop racks for authorized retail outlets opened since July 2011. Sales fair expenses increased by RMB2.9 million or 322.2% from RMB0.9 million in 2010 to RMB3.8 million in 2011, mainly due to the increase in sales fair spending as our sales fair orders increased. Our flagship outlet expenses increased by RMB1.5 million in 2011, which was mainly attributable to opening a new flagship store in November 2011. Our travel expenses increased by RMB1.0 million or 333.3% from RMB0.3 million in 2010 to RMB1.3 million in 2011, primarily due to more frequent marketing trips. The percentage of selling and distribution expenses compared to our total revenues increased from 1.3% in 2010 to 6.1% in 2011.

Administrative Expenses

Our administrative expenses increased by RMB13.2 million or 130.2% from RMB10.1 million in 2010 to RMB23.3 million in 2011 and the percentage of administrative expenses compared to our total revenues increased from 1.2% in 2010 to 2.0% in 2011. From 2010 to 2011, salaries and related costs increased by RMB6.5 million or 154.8% from RMB4.2 million in 2010 to RMB10.7 million in 2011, primarily due to the increase in our administrative personnel headcount and increase in salaries. As a result of our listing status since November 2010, our professional and related fees increased by RMB4.6 million or 209.1% from RMB2.2 million in 2010 to RMB6.8 million in 2011. During 2011, we incurred interest expenses on short-term bank loans of RMB1.0 million.

Interest and Other Income

Interest and other income increased by RMB23.8 million from RMB0.8 million in 2010 to RMB24.6 million in 2011, mainly due to an increase in interest income of RMB13.6 million, arising from time deposits placed with banks, and an exchange gain of RMB9.0 million.

Income Tax Expense

Income tax expense increased by RMB46.0 million or 126.4% from RMB36.4 million in 2010 to RMB82.4 million in 2011, mainly due to the increase in our effective tax rate from 12.6% in 2010 to 24.7% in 2011 after the expiration of preferential tax treatment at the end of 2010.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB0.6 million or 0.2% from RMB252.3 million in 2010 to RMB251.7 million in 2011. Our net margin decreased from 28.1% in 2010 to 21.3% in 2011.

Other Comprehensive Income

Other comprehensive income decreased by RMB18.5 million in 2011, mainly due to exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China, namely our company and Xiniya Hong Kong.

B. Liquidity and Capital Resources

Liquidity

Our ongoing cash requirements include payments of our employees’ salaries and benefits, office and logistic facility rentals, payment to our contract manufacturers and other operational expenses. Our anticipated cash needs also include costs associated with the expansion of our business and our sales force and our working capital requirements. We have financed our operations primarily through capital contributions and cash flows from operations.

We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2012, a total of RMB631.3 million ($101.3 million), including RMB519.2 million ($83.3 million) of registered capital and RMB112.1 million ($18.0 million) of statutory reserves, was not available for distribution to us in the form of dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(amounts in thousands)
Net cash generated by operating activities	190,729	208,273	126,155	20,249
Net cash generated by/(used in) investing activities	1,241	(19,003)	(54,042)	(8,674)
Net cash generated by/(used in) financing activities	528,525	(10,570)	(7,741)	(1,243)
Cash and cash equivalents at beginning of year	142,302	862,797	1,031,930	165,636
Cash and cash equivalents at end of year	862,797	1,031,930	1,096,103	175,937

As of December 31, 2012, our cash and cash equivalents amounted to RMB1,096.1 million ($175.9 million). Our cash and cash equivalents consist of cash on hand and cash deposited in banks. In addition, we obtained short-term bank loans in 2012 for working capital purposes. As of December 31, 2012, all outstanding short-term bank loans were repaid. We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

Cash Flow Generated By Operating Activities

Our net cash generated by operating activities primarily consists of profit before taxation, as adjusted by depreciation of property, plant and equipment, amortization for intangible assets, loss on disposal of property, plant and equipment, interest income, interest expense, foreign exchange gain and changes in assets and liabilities, which include trade receivables, prepayments to suppliers, inventories, other receivables and prepayments, trade payables, deposits received from distributors, other payables and accruals.

Our net cash generated by operating activities in year ended December 31, 2012 was RMB126.2 million ($20.3 million), which mainly consisted of profit before taxation of RMB237.6 million ($38.1 million), a decrease in other receivables and prepayments of RMB5.5 million ($0.9 million) primarily due to amortization of a prepayment in relation to Jacky Cheung’s endorsement contract and an increase in trade payables of RMB6.9 million ($1.1 million) primarily due to growth in sales, as mainly offset by (i) an increase in trade receivables primarily due to higher sales in the fourth quarter of 2012 as compared to the fourth quarter of 2011; (ii) an increase in prepayments to suppliers of RMB9.5 million ($1.5 million) primarily due to more orders placed with our contract manufacturers; and (iii) income tax payments of RMB78.6 million ($12.6 million).

Our net cash generated by operating activities in the year ended December 31, 2011 was RMB208.3 million, which mainly consisted of profit before taxation of RMB334.1 million and an increase in other payables and accruals of RMB105.6 million primarily due to advanced deposits received from distributors for sales orders, as mainly offset by (i) an increase in trade receivables of RMB113.8 million primarily due to higher sales in the fourth quarter of 2011 as compared to the fourth quarter of 2010; (ii) an increase in prepayments and other receivables of RMB76.8 million primarily due to prepayment to our contract manufacturers; and (iii) income tax payments of RMB58.8 million.

Our net cash generated by operating activities in the year ended December 31, 2010 was RMB190.7 million, which mainly consisted of profit before taxation of RMB288.8 million, a decrease in inventories of RMB5.4 million, an increase in trade payables of RMB18.3 million and an increase in accrued liabilities and other payables of RMB12.5 million, as mainly offset by (i) an increase in trade receivables of RMB93.5 million due to the increase in sales volume and average unit selling prices as well as higher utilization of credit terms we offered to our customers; (ii) an increase in other receivables and prepayments of RMB8.4 million; and (iii) income tax payments of RMB34.4 million.

Cash Flow Generated by / (Used in) Investing Activities

Our net cash used in investing activities for the year ended December 31, 2012 was primarily related to time deposits of RMB50.0 million ($8.0 million) held at banks with maturity over three months, the acquisition of intangible assets of RMB12.9 million ($2.1 million) in relation to the acquired computer software licenses of Burgeon Programming and Design’s enterprise resource planning software and the acquisition of property, plant and equipment of RMB3.9 million ($0.6 million).

Our net cash used in investing activities in the year ended December 31, 2011 was primarily related to the acquisition of property, plant and equipment of RMB17.7 million and a deposit of RMB8.8 million in connection with our application to acquire land use rights in Quanzhou City, Fujian Province for new manufacturing facilities.

We did not conduct any major investing activities in any of the years ended December 31, 2010. Our net cash from investing activities for the year ended December 31, 2010 was RMB1.2 million, which consisted of proceeds from the disposal of a plant and equipment in connection with our cessation of four production lines in January 2010.

Cash Flow Generated by / (Used in) Financing Activities

Our net cash used in financing activities for the year ended December 31, 2012 was primarily related to the repurchase of our ordinary shares of RMB7.7 million ($1.2 million).

In the year ended December 31, 2011, our net cash used in financing activities was RMB10.6 million, which mainly consisted of a decrease in advance by a director of RMB7.7 million and the repurchase of our ordinary shares of RMB2.8 million.

In the year ended December 31, 2010, our net cash provided by financing activities was RMB528.5 million, which mainly consisted of proceeds from the initial public offering of our ADSs of RMB519.9 million and an increase in amounts owed to a director of RMB8.6 million, as certain expenses related to our initial public offering were paid by him on our behalf.

Capital Resources

Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other options to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development. See “Item 4. Information on the Company—B. Business Overview—Design and Merchandising” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2012. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

 F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in thousands)
Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	9,489	2,818	6,671	—	—
Purchase Obligations	296,052	296,052	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Operating lease obligations are mainly related to the lease agreement we entered into with Shishi Xiniya for our logistic facility in Jinjiang City, Fujian Province, the lease agreements for our fashion design and sales and marketing facilities in Xiamen City, Fujian Province, and the lease agreements for our flagship outlets in Quanzhou City, Fujian Province. As of December 31, 2012, we had purchase obligations of RMB296.1 million ($47.5 million) for purchase orders placed with our contract manufacturers. We did not borrow from any banks or financial institutions in the years ended December 31, 2010. We obtained short-term bank loans in 2011 and 2012, and all amounts borrowed were repaid as of December 31, 2011 and 2012. In 2011, we paid a refundable deposit of RMB8.9 million in connection with our application to acquire land use rights in Quanzhou City, Fujian Province for new manufacturing and logistic facilities. We have not yet finalized the acquisition of land use rights and, at December 31, 2012, there were no additional obligations in connection therewith.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Qiming Xu	45	Chairman and Chief Executive Officer
Kangkai Zeng	38	Director and Chief Operating Officer
Alvin Ang	42	Independent Director
Peter M. McGrath	63	Independent Director
Bin Yang	52	Independent Director
Mingjiang Liu	40	Deputy General Manager and Sales and Marketing Director
Chee Jiong Ng	43	Chief Financial Officer
Tiande Liao	33	Chief Designer

Mr. Qiming Xu, age 45, is the founder, chairman of our board of directors and chief executive officer of our company. Mr. Xu has approximately 23 years of experience in China’s men’s apparel industry. He began to manage his family’s garment business in 1987 and has engaged in the wholesale men’s apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.

Mr. Kangkai Zeng, age 38, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men’s apparel industry for more than 14 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the company’s business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.

Mr. Alvin Ang, age 42, has been an independent non-executive director of our company since December 2011. Mr. Ang has served as the group chief financial officer of Cathay Pigments Holdings Limited, a company that has multinational subsidiaries that specialize in iron oxide pigments in the color chemical industry, since August 2007. Mr. Ang has approximately 15 years of experience in the accounting profession. Prior to joining Cathay Pigments Holdings Limited, Mr. Ang was an associate director at Stone Forest Consulting, the advisory arm of Singapore public accounting entity RSM Chio Lim LLP, which Mr. Ang joined in January 2006 to help establish its Sarbanes-Oxley compliance division. From December 1996 to January 2006, Mr. Ang worked at PricewaterhouseCoopers Singapore. After the implementation of the Sarbanes-Oxley Act of 2002, he led teams from PricewaterhouseCoopers on Sarbanes-Oxley attestation assignments for significant subsidiaries of U.S.-listed companies. Mr. Ang received his accountancy qualification from the Chartered Association of Certified Accountants in Singapore in 1996.

Mr. Peter M. McGrath, age 63, has been an independent non-executive director of our company since November 2010. Mr. McGrath founded McGrath International LLC in 2010. His firm serves as product, design and sourcing consultant to U.S. retailers and brands, including J.C. Penney and Under Armour. Prior to founding McGrath International LLC, Mr. McGrath had a 38-year career with J.C. Penney, where he served as executive vice president of product development and sourcing from 2005 to 2010, senior vice president of product development and sourcing from 2001 to 2005, vice president of quality and sourcing from 1997 to 2001, vice president of product development in the children’s division from 1992 to 1997, and merchandise manager of men’s sportswear from 1990 to 1992. Mr. McGrath has served in a leadership capacity for several trade associations as chairman of the U.S. Association of Importers of Textile and Apparel, during which he gained extensive knowledge on China trade. Mr. McGrath also served as chairman for trade for the National Retail Federation, the largest retail association in the U.S. Mr. McGrath is a member of the U.S. Department of Agriculture Cotton Board. Mr. McGrath is a consultant to European retailers Galliera Kaufhof in Germany. Mr. McGrath received his bachelor’s degree in English Literature from the University of Dayton.

Dr. Bin Yang, age 52, has been an independent non-executive director of our company since November 2010. Dr. Yang is a professor of the Department of Public Finance in Xiamen University and has served as the president of the University of Minjiang in Fujian Province, China since August 2002. Prior to joining the University of Minjiang, Dr. Yang held various administrative positions at Xiamen University from 1991 to 2002, including deputy provost of the university, dean of the Oujiang college and the Jinjiang college, and deputy dean of the department of finance and banking. Dr. Yang has been qualified as a supervisor for doctoral degree candidates since 1996. He was conferred full professorship at Xiamen University in 1993. Dr. Yang is a member of the International Fiscal Association and is currently appointed as a councilor or consultant for various organizations and governmental agencies, including the China Taxation Association, the China Institute of International Taxation and the People’s Government of Fujian Province. He is also a member of the tenth and the eleventh People’s Congress of Fujian Province. Dr. Yang received a bachelor’s degree, master’s degree in Economics, and Ph.D. in Economics, all from Xiamen University.

Mr. Mingjiang Liu, age 40, is the deputy general manager and sales and marketing director for our company. Mr. Liu has more than 15 years of experience in garment marketing management. He was appointed as our deputy general manager in 2006 and his responsibilities include management of daily marketing affairs, formulation and supervision of the implementation of the annual sales plan and annual sales expenses, brand promotion, market development and market maintenance. From 2004 to 2006, Mr. Liu served as marketing manager of Fujian Tries Group Co., Ltd. and from 1995 to 2004, he worked as the general manager of the Beijing Branch of Fujian Tries Group Co., Ltd. Mr. Liu attended the incentive mechanism training program of Chen Anzhi International Training Institute in 2005 and the performance management training program of U-Progress International Education Group in 2004. Mr. Liu received a bachelor’s degree in Marketing from Zhejiang Gongshang University.

Mr. Chee Jiong Ng, age 43, joined our company as our chief financial officer in June 2010. Mr. Ng has 15 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Tiande Liao, age 33, is the Chief Designer and has been with Xiniya since May 2007. Mr. Liao has more than 10 years of experience as a fashion designer and graduated from a professional fashion design school in 2002. From March 2005 to April 2007, Mr. Liao worked at Shishi City Western Regions Weilong Garment Development Co. Ltd. as senior designer and assistant to the Chief Designer. From June 2003 to February 2005, Mr Liao worked at Xiamen Fuxiang Dress Co., Ltd. as a designer. From July 2002 to May 2003, Mr Liao worked at Wei Lanxi Garment Development Co., Ltd. as a designer.

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

Mr. Qiming Xu, our controlling shareholder and chairman, has agreed to grant to each of Mr. Kangkai Zeng, Mr. Chee Jiong Ng and Ms. Meiting Cai certain of our ordinary shares held by him according to a pre-determined schedule of grants. The grant to each of these executive officers represents less than 1% of our outstanding ordinary shares.

In 2012, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB5.4 million ($0.9 million), the total social insurance contributions made for our executive officers was approximately RMB205,000 ($33,000) and the total share-based compensation was approximately RMB1.8 million ($0.3 million). Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2012.

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

D. Employees

We had 317, 390 and 276 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth by function the number of our employees as of December 31, 2012:

Functions	As of December 31, 2012
Sales & Marketing	83
Quality Control & Warehouse	66
Design & Product Development	63
Administration	64
Total	276

 Our number of employees decreased in 2012 as we closed our own production in January 2012.

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of March 1, 2011, Fujian Xiniya has paid all required social contributions since February 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.” The total amount of contributions we made to employee benefit plans for the years ended December 31, 2010, 2011 and 2012 was approximately RMB0.7 million, RMB1.9 million and RMB3.0 million ($0.5 million), respectively.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers
Qiming Xu(3)	134,359,960	59.0
Kangkai Zeng(4)	116,000	0.1
Mingjiang Liu	—	—
Chee Jiong Ng	119,036	0.1	(5)
Tiande Liao	—	—
All directors and executive officers as a group	134,594,996	59.2

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days.

(2)	Percentage of beneficial ownership of each listed person is based on 227,716,692 ordinary shares outstanding as of the date of this annual report.
(3)

Consists of 134,137,740 shares held through Qiming Investment Limited, a British Virgin Islands Company and 222,220 directly held by Mr Qiming Xu. Mr. Qiming Xu is the sole director of Qiming Investment Limited.

(4)	Consists of 116,000 shares granted by Mr. Qiming Xu upon the completion of our initial public offering.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2012, we had 227,716,692 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 85,399,472 ADSs or approximately 37.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Lease of Facilities from Jinjiang Xiniya

In October 2005, we signed a property lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of our founder, chairman and chief executive officer, Mr. Qiming Xu, relating to 18,000 square meters of property, which includes a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters. The term of the lease is ten years through December 2015 and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

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

ITEM 9.     THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.” The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 28, 2013 was $1.32 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2010 (from November 23, 2010)	11.44	8.65
2011	9.40	1.32
Quarterly Highs and Lows
First quarter 2011	9.40	4.10
Second quarter 2011	4.90	2.72
Third quarter 2011	3.17	1.35
Fourth quarter 2011	2.20	1.32
First quarter 2012	2.31	1.76
Second quarter 2012	1.96	1.20
Third quarter 2012	1.55	0.96
Fourth quarter 2012	1.39	1.02
Monthly Highs and Lows
September 2012	1.18	0.96
October 2012	1.19	1.02
November 2012	1.39	1.15
December 2012	1.32	1.15
January 2013	1.66	1.17
February 2013	1.57	1.28
March 2013	1.69	1.20

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends on the ADSs would constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs representing ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. However, as discussed below, we believe that we likely were a PFIC for the taxable year ended December 31, 2012. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Based on the quarterly average of our assets for the taxable year ended December 31, 2012, we believe that we were a PFIC for the taxable year ended December 31, 2012 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each year as to whether we are a PFIC. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we raised in our initial public offering. Accordingly, there can be no assurance that we will not continue to be a PFIC for our current taxable year ending December 31, 2013 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE for this purpose for the calendar year ended December 31, 2012. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder’s original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If a U.S. Holder does not make a mark-to-market election for the first taxable year in which a U.S. Holder holds stock of a PFIC but subsequently makes the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2012, we received from the depositary reimbursement totaling $880,000 for our ADR program-related expenses.

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

Through 2012, we used the net proceeds received from our initial public offering as follows:

•	approximately RMB8.9 million ($1.4 million) related to a deposit in connection with our application to acquire land use rights for new manufacturing facilities;

•	approximately RMB114.4 million ($18.4 million) for our marketing and promotional campaigns;

•	approximately RMB8.0 million ($1.3 million) for flagship outlets;

•	approximately RMB14.0 million ($2.2 million) for rolling out an ERP system; and

•	approximately RMB11.1 million ($1.8 million) for the new research and development and sales and marketing centers.

As of December 31, 2012, we had total cash, cash equivalents and time deposits held at banks in the amount of RMB1,146.1 million ($184.0 million).

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s assessment using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

	Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	($)
Audit fees(1)	924	1,385	1,339	215
Audit-related fees(2)	—	101	34	6
Tax fees(3)	—	—	—	—
All other fees(4)	—	—	—	—

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice and other audit-related services for the years ended December 31, 2010, 2011 and 2012.

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

As of the date of this annual report, we have purchased 4,283,308 of our ordinary shares in the form of ADSs for a total purchase price of approximately $1,678,958, Mr. Qiming Xu has purchased 475,960 of our ordinary shares in the form of ADSs for a total purchase price of approximately $186,540 and Mr. Chee Jiong Ng has purchased 119,036 of our ordinary shares in the form of ADSs for a total purchase price of approximately $46,631. The average sale price of these purchases was $1.57.. All repurchased ordinary shares had been retired and cancelled. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

The following table sets forth information related to purchases of our ADSs under the program made by us, Mr. Qiming Xu and Mr. Chee Jiong Ng in the aggregate:

Period	Total number of ADSs purchased	Average price paid per ADS (1)	Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		$		$
September 2011	55,321	2.32	55,321	1,921,875
October 2011	63,913	2.00	119,234	1,793,750
November 2011	63,924	2.00	183,158	1,665,625
December 2011	69,900	1.83	253,058	1,537,500
January 2012	63,505	2.02	316,563	1,409,375
February 2012	61,601	2.08	378,164	1,281,250
March 2012	64,935	1.97	443,099	1,153,125
April 2012	72,866	1.76	515,965	1,025,000
May 2012	83,007	1.54	598,972	896,875
June 2012	51,056	1.51	650,028	768,750
July 2012	85,512	1.26	735,540	640,625
August 2012	99,116	1.17	834,656	512,500
September 2012	110,905	1.12	945,561	384,375
October 2012	81,207	1.12	1,026,768	256,250
November 2012	90,801	1.26	1,117,569	128,125
December 2012	102,007	1.26	1,219,576	—

(1)	The average price paid per ADS is calculated using the execution price for each repurchase including commissions paid to brokers.

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

4.7	English translation of the Trademark License Agreement among Fujian Xiniya Garments and Weaving Co., Ltd., Wang Chuiyi and Guangzhou Shuochen Apparels Development Co., Ltd. dated August 1, 2012

8.1	List of Subsidiaries of China Xiniya Fashion Limited

11.1*	Code of Business Conduct and Ethics of China Xiniya Fashion Limited

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-170368) filed with the Securities and Exchange Commission, as declared effective on November 22, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA XINIYA FASHION LIMITED

By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

Date: April 3, 2013

CHINA XINIYA FASHION LIMITED

GHP Horwath, P.C. Member Crowe Horwath International 1670 Broadway, Suite 3000 Denver, Colorado 80202 +1 303.831.5000 +1 303.831.5032 Fax www.GHPHorwath.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Xiniya Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries (“the Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP HORWATH, P.C.

Denver, Colorado

April 3, 2013

A GHP Financial Group Company
GHP Horwath, P.C. is an independent member firm of Crowe Horwath International, a Swiss verein. Each member firm of Crowe Horwath International is a separate and independent legal entity.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2010, 2011 and 2012

	Notes	2010	2011	2012
Revenue		899,252	1,180,036	1,383,687
Cost of sales		(589,233)	(775,137)	(922,326)
Gross profit		310,019	404,899	461,361
Interest and other income		847	24,616	18,953
Selling and distribution expenses		(11,999)	(72,154)	(214,132)
Administrative expenses		(10,108)	(23,267)	(30,491)
Profit before taxation	4	288,759	334,094	235,691
Income tax expense	5	(36,413)	(82,386)	(60,240)
Profit for the year		252,346	251,708	175,451
Other comprehensive income for the year:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		—	(18,536)	(586)
Total comprehensive income for the year		252,346	233,172	174,865
Earnings per share—basic and diluted (in RMB)	6	1.24	1.09	0.76
Weighted average shares outstanding in the year	6	203,419,178	231,843,561	229,544,101

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2011 and 2012

	Notes	2011	2012
Assets
Non-current assets
Property, plant and equipment	7	17,662	15,512
Intangible assets	8	—	12,695
Deposit for land use right	11	8,854	8,854
Prepayments	11	674	—
Total non-current assets		27,190	37,061
Current assets
Cash and cash equivalents		1,031,930	1,096,103
Time deposits held at banks with maturity over three months		—	50,000
Trade receivables	9	335,152	351,989
Prepayments to suppliers		79,345	88,894
Inventories	10	3,908	10,157
Other receivables and prepayments	11	13,807	14,141
Total current assets		1,464,142	1,611,284
Total assets		1,491,332	1,648,345

Equity and liabilities
Equity
Share capital	12	77	77
Additional paid-in capital	12	526,818	519,077
Statutory reserve	13	94,067	112,138
Currency translation reserve		(18,536)	(19,122)
Retained earnings		631,569	790,837
Total equity		1,233,995	1,403,007
Current liabilities
Trade payables		83,630	90,563
Deposits received from distributors	14	98,200	101,600
Other payables and accruals	14	37,999	34,034
Current income tax payable		37,508	19,141
Total current liabilities		257,337	245,338
Total equity and liabilities		1,491,332	1,648,345

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2010, 2011 and 2012

	Attributable to the Company’s Equity Holders
	Share capital	Additional paid-in capital	Statutory reserve	Currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2010	9,843	—	43,897	—	174,667	228,407
Reorganization	(9,776)	9,776	—	—	—	—
Proceeds from shares issued	10	519,874	—	—	—	519,884
Profit for the year	—	—	—	—	252,346	252,346
Transfer to statutory reserve	—	—	25,454	—	(25,454)	—
Share-based compensation	—	—	—	—	2,195	2,195
Balance at December 31, 2010	77	529,650	69,351	—	403,754	1,002,832
Purchase of treasury shares	—	(2,832)	—	—	—	(2,832)
Other comprehensive income for the year—currency translation differences	—	—	—	(18,536)	—	(18,536)
Profit for the year	—	—	—	—	251,708	251,708
Transfer to statutory reserve	—	—	24,716	—	(24,716)	—
Share-based compensation	—	—	—	—	823	823
Balance at December 31, 2011	77	526,818	94,067	(18,536)	631,569	1,233,995
Purchase of treasury shares	—	(7,741)	—	—	—	(7,741)
Other comprehensive income for the year—currency translation differences	—	—	—	(586)	—	(586)
Profit for the year	—	—	—	—	175,451	175,451
Transfer to statutory reserve	—	—	18,071	—	(18,071)	—
Share-based compensation	—	—	—	—	1,888	1,888
Balance at December 31, 2012	77	519,077	112,138	(19,122)	790,837	1,403,007

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2010, 2011 and 2012

	2010	2011	2012
Cash flows from operating activities:
Profit before taxation	288,759	334,094	235,691
Adjustments for:
Depreciation for property, plant and equipment	389	1,646	4,643
Amortization for intangible assets	—	—	215
Loss on disposal of property, plant and equipment	351	—	957
Interest income	(847)	(14,445)	(17,458)
Foreign exchange gain	—	(8,969)	(387)
Interest expenses	—	968	263
Share-based compensation	2,195	823	1,888
Operating profit before working capital changes	290,847	314,117	225,812
Increase in trade receivable	(93,537)	(113,796)	(16,837)
Increase in prepayments to suppliers	—	(78.637)	(9,549)
Decrease/(increase) in inventories	5,360	1,750	(6,249)
(Increase)/decrease in other receivables and prepayments	(8,400)	1,811	5,480
Increase in trade payables	18,341	37,272	6,933
Increase in deposits received from distributors	200	98,200	3,400
Increase/(decrease) in other payables and accruals	12,272	7,359	(3,965)
Cash generated by operating activities	225,083	268,076	205,025
Interest paid	—	(968)	(263)
Income tax paid	(34,354)	(58,835)	(78,607)
Net cash generated by operating activities	190,729	208,273	126,155

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	—	—	(50,000)
Proceeds from the disposal of property, plant and equipment	396	—	412
Acquisition of property, plant and equipment	(2)	(17,666)	(3,862)
Acquisition of intangible assets	—	—	(12,910)
Deposit for land use right	—	(8,854)	—
Interest received	847	7,517	12,318
Net cash generated by/(used in) investing activities	1,241	(19,003)	(54,042)

Cash flows from financing activities:
Proceeds from share issued, net	519,884	—	—
Increase/(decrease) in advance to and from director	8,641	(7,738)	—
Proceeds from short-term bank loans	—	165,000	82,500
Repayment of short-term bank loans	—	(165,000)	(82,500)
Purchase of treasury shares	—	(2,832)	(7,741)
Net cash generated by/(used in) financing activities	528,525	(10,570)	(7,741)
Net increase in cash and cash equivalents	720,495	178,700	64,372
Cash and cash equivalents at beginning of the year	142,302	862,797	1,031,930
Exchange losses on cash and cash equivalents	—	(9,567)	(199)
Cash and cash equivalents at end of the year	862,797	1,031,930	1,096,103

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

1. Organization and principal activities

China Xiniya Fashion Limited (the “Company”) and its subsidiaries (collectively, the “Group”) designs and markets business casual apparel to retail customers in the People’s Republic of China (“PRC”) through a network of authorized retail outlets owned and managed by authorized retailers and distributors. The Company was incorporated under the laws of Cayman Islands in June 2010 and is listed on the New York Stock Exchange. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The financial statements for the three years ended December 31, 2010, 2011 and 2012 were authorized for issue by resolution of the board of directors on April 3, 2013. All of the Group’s customers are located in the PRC.

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

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in note 3.

(b) Consolidation

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

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

Expenditure relating to shop rack, signage and various outlet-related accessories for authorized retail outlets are expensed in the period in which incurred.

Depreciation is calculated on a straight-line basis, considering any estimated residual values, over the following estimated useful lives:

Motor vehicles and machinery	10 years
Furniture, fixtures and office equipment	5 years
Leasehold improvements	3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2(g)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement.

(f) Intangible assets

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful of five years.

(g) Impairment of non-financial assets

An assessment is made at each statement of financial position date of whether there is any indication of impairment of the Group’s property, plant and equipment, and intangible assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s value in use or its net selling price.

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

A reversal of an impairment loss is credited to the income statement in the period in which it arises. There was no impairment recorded during the years ended December 31, 2010, 2011 and 2012.

(h) Cash and cash equivalents

For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of cash on hand and in banks, and time deposits with banks with original maturities of three months or less.

(i) Trade and other receivables

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

(j) Inventories

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

(k) Financial liabilities

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

(l) Provisions

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

(m) Share capital

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

(n) Revenue recognition

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

(o) Advertising

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

(p) Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2011 and 2012.

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

(q) Income tax

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

(r) Value added tax

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

(s) Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2010, 2011 and 2012, are discussed in Note 4.

(t) Operating leases

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

Recently issued IFRSs

(a) New and amended standards adopted by the group

There are no IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on the Group’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012 and not early adopted

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The Group does not expect the adoption of these amendments to have a material impact on the Group's consolidated financial statements.

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

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group does not expect the adoption of these amendments to have a material impact on the Group's consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2015.

IFRS 10, Consolidated financial statements’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group does not expect the adoption of these amendments to have a material impact on the Group's consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2013.

IFRS 12, ‘Disclosures of interests in other entities’, includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group does not expect the adoption of these amendments to have a material impact on the Group's consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Group’s consolidated financial statements.

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

(a) Impairment of trade and other receivables

Management assesses the collectability of trade and other receivables. This estimate is based on the credit history of customers and current market conditions. Management reassesses the impairment losses at each statement of financial position date and makes provisions, if necessary.

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

4. Profit before taxation

Profit before taxation is arrived at as follows:

	Year Ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
After charging:
Cost of sales	589,233	775,137	922,326
Raw material consumed	16,230	17,665	401
Research and development expenses	8,588	10,609	22,252
Depreciation*	389	1,646	4,643
Amortization for intangible assets	—	—	215
Freight expenses	5,156	4,361	4,224
Advertising and promotion	3,948	39,120	74,017
Directors
—salaries and related costs	112	1,658	2,258
—social benefits contribution	3	11	49
—share-based compensation	2,106	—	363
Key management personnel (other than directors)
—salaries and related costs	928	2,142	3,137
—social benefits contribution	19	26	156
—share-based compensation	89	412	1,452
Other than directors and key management personnel
—salaries and related costs	7,896	11,409	12,625
—social benefits contribution	651	1,822	2,794
—share-based compensation	—	411	73

*	Depreciation expenses of approximately RMB333,000, RMB325,000 and RMB48,000 have been included in cost of sales for the years ended December 31, 2010, 2011 and 2012, respectively.

Interest expense is charged to expense as incurred. During the year ended December 31, 2011, the Company borrowed RMB165 million in connection with general working capital purposes. The amounts were borrowed from PRC banks under short-term arrangements, generally six months, were collateralized by short term deposits with the banks, bore interest at 5.76% per annum, and resulted in interest expense of RMB1.0 million during 2011, which is included in general and administrative expenses. All amounts were fully repaid as of December 31, 2011. During the year ended December 31, 2012, the Company borrowed RMB82.5 million in connection with general working capital purposes. The amounts were borrowed from PRC banks under short-term arrangements, generally one month, unsecured, bore interest at 6.16% per annum, and resulted in interest expense of RMB263,000 during 2012, which is included in general and administrative expenses.

5. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2010, 2011 and 2012. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%.

In accordance with the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprise (“Tax Law”), Fujian Xiniya, the Company’s wholly owned operating PRC subsidiary, was entitled to a full exemption from state income tax for its first two profit-making years and a 50% reduction in state income tax for the next three years. The first profit-making year commenced in 2006. Accordingly, Fujian Xiniya had a 50% exemption from the 25% rate in 2010. The exemption amounted to RMB 36.4 million or RMB 0.18 per ordinary share for the year ended December 31, 2010.

No deferred tax has been provided as there were no significant temporary differences that give rise to a deferred tax asset or liability at December 31, 2011 and 2012.

The reconciliation between tax expense and accounting profit at applicable tax rates is as follows:

	Year Ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Profit before taxation	288,759	334,094	235,691
Computed expected income tax expense	72,190	83,523	58,923
Tax exemption	(36,413)	—	—
Others	636	(1,137)	1,317
Income tax expense	36,413	82,386	60,240

6. Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

The weighted average ordinary shares outstanding were 203,419,178 for 2010, 231,843,561 for 2011 and 229,544,101 for 2012.

7. Property, plant and equipment

	Plant and machinery RMB’000	Motor vehicles and machinery RMB’000	Furniture, fixtures and office equipment RMB’000	Leasehold improvements RMB’000	Total RMB’000
Cost
At January 1, 2011	3,173	—	487	—	3,660
Additions	356	—	5,242	12,068	17,666
Disposals	—	—	—	—	—
At December 31, 2011	3,529	—	5,729	12,068	21,326
Additions	—	—	923	2,939	3,862
Disposals	(3,369)	—	(104)	—	(3,473)
Reclassification	(160)	2,005	(1,845)	—	—
At December 31, 2012	—	2,005	4,703	15,007	21,715
Accumulated depreciation
At January 1, 2011	1,558	—	460	—	2,018
Charge for the year	325	—	169	1,152	1,646
Disposals	—	—	—	—	—
At December 31, 2011	1,883	—	629	1,152	3,664
Charge for the year	236	—	906	3,501	4,643
Disposals	(2,010)	—	(94)	—	(2,104)
Reclassification	(109)	355	(246)	—	—
At December 31, 2012	—	355	1,195	4,653	6,203
Net Book Value
At December 31, 2011	1,646	—	5,100	10,916	17,662
At December 31, 2012	—	1,650	3,508	10,354	15,512

All property, plant and equipment held by the Group are located in the PRC.

8. Intangible assets

Acquired computer software licenses RMB’000
Cost
At January 1, 2011	—
Additions	—
Disposals	—
At December 31, 2011	—
Additions	12,910
Disposals	—
At December 31, 2012	12,910
Accumulated amortization
At January 1, 2011	—
Charge for the year	215
Disposals	—
At December 31, 2011	—
Charge for the year	—
Disposals	—
At December 31, 2012	—
Net Book Value
At December 31, 2011	—
At December 31, 2012	12,695

9. Trade receivables

Trade receivables generally have credit terms ranging from 30 to 90 days in 2011 and 2012. The aging analysis of trade receivables as at December 31, 2011 and 2012 was as follows:

	2011	2012
	RMB’000	RMB’000
—within 30 days	132,775	118,972
—31 to 60 days	153,089	187,360
—61 to 90 days	49,288	45,657
	335,152	351,989

During the years ended December 31, 2011 and 2012, there were no trade receivables written off and no allowance for uncollectible amounts as the Group has not had any history of irrecoverable amount in the past.

10. Inventories

	2011	2012
	RMB’000	RMB’000
Raw materials	184	9
Work in progress	259	—
Finished goods	3,465	10,148
	3,908	10,157

During the years ended December 31, 2011 and 2012, there was no inventory written off and no allowance for inventory obsolescence.

11. Deposit for land use right and other receivables and prepayments

	As at December 31,
	2011	2012
	RMB’000	RMB’000
Interest receivable	6,928	12,068
Prepaid expenses	6,879	2,073
	13,807	14,141

As at December 31, 2011, prepaid expenses consist of amounts paid in December 2010 under an endorsement contract. The contract covers the period from March 2011 to February 2013. Accordingly, at December 31, 2011, RMB4.4 million and RMB674,000 were recorded as current and non-current assets, respectively.

At December 31, 2011 and 2012, deposits for land use rights consist of refundable deposits paid to the local PRC government in connection with the acquisition of land use rights in Fujian province. The terms of the acquisition are in negotiation, and there are no additional commitments in connection with the acquisition as of December 31, 2011 and 2012.

12. Share capital and additional paid-in capital

(a) Authorized share capital

In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation.

(b) Issued share capital and additional paid-in capital

	Number of Shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000
At January 1, 2011	232,000	77	529,650	529,727
Treasury shares	(889)	—	(2,832)	(2,832)
At December 31, 2011	231,111	77	526,818	526,895
Treasury shares	(3,394)	—	(7,741)	(7,741)
At December 31, 2012	227,717	77	519,077	519,154

In connection with its share repurchase program, the Company acquired 888,672 of its own shares between September 2011 and December 2011. The total amount paid to acquire the shares was RMB2.8 million. The shares are held as treasury shares. From January 2012 to December 2012, the Company acquired an additional 3,394,636 of its own shares for RMB7.7 million. The Company has the right to re-issue these shares at a later date. All ordinary shares with a par value of US$0.00005, issued by the Company, were fully paid.

13. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. Transfers to the statutory reserve for the years ended December 31, 2010, 2011 and 2012 were RMB 25.5 million, RMB 24.7 million and RMB 18.1 million, respectively.

14. Deposits received from distributors and other payables and accruals

	As at December 31,
	2011	2012
	RMB’000	RMB’000
Provision for withholding tax	1,527	1,527
VAT payable	15,352	13,789
Deposits received from brand licensee	—	1,000
Accrued liabilities	21,120	17,718
	37,999	34,034

Accrued liabilities consist mainly of professional fees, transport costs, shop rack expenses, accrued wages and related staff welfare charges.

Deposits received from distributors consist of deposits received from distributors under distributorship agreements and for orders placed with the Group.

15. Commitments

Operating leases commitments

Future minimum lease payments under non-cancellable operating leases are as follows:

	As at December 31
	2011 RMB’000	2012 RMB’000
Less than one year	2,771	2,818
Between one and five years	9,489	6,671
	12,260	9,489

At December 31, 2012, the amounts include future aggregate minimum lease payments under non-cancellable operating leases for properties located in the PRC.

Purchase commitments

At December 31, 2011 and 2012, the Group had outstanding purchase orders for approximately RMB39.3 million and RMB296.1 million, respectively.

16. Financial Risk Management Objectives—Policies

The Group’s activities expose it to a variety of financial risks. Generally, the Group employs a conservative strategy regarding its risk management. As the Group’s exposure to market risk is kept at a minimum level, the Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

As at December 31, 2011 and 2012, the Group’s financial instruments consisted primarily of cash and bank balances, trade and other receivables, and trade and other payables.

(a) Interest rate risk

The Group’s interest rate risk arises from bank deposits placed with financial institutions. The Group has no other significant exposure to interest rate risk.

(b) Foreign exchange risk

The Group’s exposure to foreign exchange risk is mainly arising from US dollar bank balances, interest income arising from foreign currency bank deposits, transactions with professional parties outside China, the New York Stock Exchange listing maintenance fees and exchange differences on the translation of financial statements of entities outside the mainland of the People’s Republic of China. The Group maintains US dollar bank balances to pay fees and expenses denominated in US dollars.

(c) Credit risk

The carrying amounts of trade receivables and other receivables represent the maximum exposure to credit risk in relation to its financial assets. The Group has significant concentrations of credit risk as its top ten customers comprise approximately 61.6% and 55.1% of the trade receivables balance at December 31, 2011 and 2012, respectively. These customers accounted for approximately 47.8%, 59.8% and 56.0%, of revenues for the years ended December 31, 2010, 2011 and 2012, respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2010 and 2012. One customer accounted for 11.0% of revenues for the year ended December 31, 2011.

Ongoing credit evaluation is performed on the customers’ financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.

No impairment loss was recognized at December 31, 2012 as no impairment indicators were present based on the aging at December 31, 2012 and the Group’s historical collection experience.

(d) Fair value

The fair values of the financial assets and liabilities are not materially different from their carrying amounts because of their immediate or short term maturity.

(e) Liquidity risk

Financial liabilities are generally due within four months. The Group has sufficient working capital to meet its obligations when due.

17. Capital management

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

Other than as disclosed in Note 13, the Company is not subject to a capital requirements imposed by any regulators or by any other external source.

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

	Year Ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Property lease rental paid to a related party	984	984	984

Property lease rental paid represents payments to an entity controlled by Mr. Xu’s family. The lease is for ten years through December 2015 and provides for annual rent of RMB 984,000, and includes a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters.

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

During the years ended December 31, 2009 and 2010, Mr. Xu paid certain expenses on behalf of Fujian Xiniya. These amounts were not material to the financial statements. During the year ended December 31, 2010, Mr. Xu paid expenses payable in foreign currency of approximately RMB9.6 million on behalf of Fujian Xiniya. These amounts were unsecured, non-interest bearing, and repayable on demand. In 2011, Mr. Xu was repaid in full.

During the years ended December 31, 2010, 2011 and 2012, compensation expenses related to shares granted to employees by Mr. Xu were approximately RMB2.2 million, RMB0.8 million and RMB1.9 million, respectively, based on the quoted market price of the Company’s ADRs and estimated forfeitures. There was no unrecognized compensation cost at December 31, 2012.

19. Subsequent Events

We evaluated events that occurred subsequent to December 31, 2012 for disclosure in the financial statements and notes to the financial statements.