Form 20-F/A
period 2012-12-31
China Xiniya Fashion Ltd
filed 2013-07-31
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes   ☐   No   ☐

Explanatory Note

This annual report on Form 20-F/A (“Form 20-F/A”) is being filed by China Xiniya Fashion Limited (the “Registrant”) as an amendment to the

Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (“Form 20-F”) solely for the purpose of amending our Form 20-F to reflect the correction of exhibits 12.1 and 12.2 of the original filing of the Form 20-F filed on April 3, 2013. This Form 20-F/A is filed in its entirety.

This Form 20-F/A makes no changes to the consolidated financial statements of the Registrant. Other than what is stated above, this Form 20-

F/A does not amend, update or restate the information in any other item of the Form 20-F as originally filed on April 3, 2013 or reflect any events that have occurred after the original filing of the Form 20-F on April 3, 2013.

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

3

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

CHINA XINIYA FASHION LIMITED

By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

Date: July 31, 2013

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