Form 20-F
period 2013-12-31
China Xiniya Fashion Ltd
filed 2014-04-10
CIK 1499494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013: 227,716,692 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;

●	“ADSs” are to our American depositary shares, each of which represents four ordinary shares, par value $0.00005 per share;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“China Xiniya,” “we,” “us,” “our company” and “our” refer to China Xiniya Fashion Limited, its predecessor and its consolidated subsidiaries;

●	“first-tier cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

●	“fourth-tier cities” are to county-level and other township-level cities in the PRC;

●	“Fujian Xiniya” are to Fujian Xiniya Garments and Weaving Co., Ltd., our wholly owned subsidiary in the PRC;

●	“HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

●	“Jinjiang Xiniya” are to Jinjiang Xiniya Garments and Weaving Co., Ltd., one of our related parties in the PRC;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“second- and lower-tier cities” are to second-tier cities, third-tier cities and fourth-tier cities in the PRC;

●	“second-tier cities” are to provincial capital cities and the capital cities of the autonomous regions in the PRC, excluding first-tier cities;

●	“shares” or “ordinary shares” are to our ordinary shares, par value $0.00005 per share;

●
“Shishi Xiniya” are to Shishi Xiniya Garments and Weaving Co., Ltd., our predecessor, one of our related parties in the PRC from October 2005 to January 2009 and an independent third party after January 2009;

●	“third-tier cities” are to prefecture-level cities in the PRC, excluding first- and second-tier cities;

●	“U.S. dollars” and “$” are to the legal currency of the United States; and

●	“Xiniya Hong Kong” are to Xiniya Holdings Limited, our wholly owned subsidiary in Hong Kong, which owns 100% equity interest in Fujian Xiniya.

This annual report includes our audited consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013, and consolidated statements of financial position data as of December 31, 2012 and 2013.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our anticipated growth strategies;

●	our future business development, financial condition and results of operations;

●	market acceptance of our products and product candidates;

●	our ability to manage the expansion of our operations;

●	our ability to successfully develop and improve our products;

●	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

●	the sufficiency of our existing and future intellectual property right protections;

●	our ability to obtain regulatory approval for our operations;

●	changes in the men’s business casual apparel industry in China;

●	competition from other manufacturers of men’s business casual apparel products;

●	the expected growth for the men’s business casual apparel industry in China; and

●	fluctuations in general economic and business conditions in China.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which have been audited by GHP Horwath, P.C., an independent registered public accounting firm. The report of GHP Horwath, P.C. on our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 is included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” The selected statements of comprehensive income data for the years ended December 31, 2009 and 2010 and the selected statements of financial position data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)
Selected Statement of Comprehensive Income Data
Revenues
Business casual	622,538	804,255	1,099,337	1,281,872	1,222,567	201,954
Business formal	42,567	84,611	66,567	80,256	77,460	12,795
Accessories	6,970	10,386	14,132	21,559	20,793	3,435
Total revenues	672,075	899,252	1,180,036	1,383,687	1,320,820	218,184
Operating costs and expenses
Cost of sales	(438,773)	(589,233)	(775,137)	(922,326)	(932,639)	(154,061)
Selling and distribution expenses	(8,744)	(11,999)	(72,154)	(214,132)	(238,855)	(39,456)
Administrative expenses	(2,898)	(10,108)	(23,267)	(30,491)	(32,620)	(5,389)
Total operating costs and expenses	(450,415)	(611,340)	(870,558)	(1,166,949)	(1,204,114)	(198,906)
Operating Income	221,660	287,912	309,478	216,738	116,706	19,278
Interest and other income	793	847	24,616	18,953	19,491	3,220
Income Before Tax	222,453	288,759	334,094	235,691	136,197	22,498
Income tax expense	(28,109)	(36,413)	(82,386)	(60,240)	(39,030)	(6,447)
Net Income	194,344	252,346	251,708	175,451	97,167	16,051
Earnings per ordinary share, basic and diluted(1)	0.97	1.24	1.09	0.76	0.43	0.07
Weighted average number of ordinary shares used in computing basic and diluted earnings per ordinary share	200,000,000	203,419,178	231,843,561	229,544,101	227,716,692	227,716,692
Earnings per ADS(2)	3.89	4.96	4.36	3.04	1.68	0.28
Dividends declared per share	N/A	N/A	N/A	N/A	N/A	N/A

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

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands)
Selected Statement of Financial Position Data
Cash and cash equivalents	142,302	862,797	1,031,930	1,096,103	806,467	133,219
Total current assets	283,714	1,094,865	1,464,142	1,611,284	1,646,724	272,019
Total non-current assets	2,776	6,660	27,190	37,061	26,723	4,414
Total assets	286,490	1,101,525	1,491,332	1,648,345	1,673,447	276,433
Total current liabilities	58,083	98,693	257,337	245,338	173,261	28,621
Net assets	228,407	1,002,832	1,233,995	1,403,007	1,500,186	247,812
Total shareholders’ equity	228,407	1,002,832	1,233,995	1,403,007	1,500,186	247,812
Total liabilities and equity	286,490	1,101,525	1,491,332	1,648,345	1,673,447	276,433

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 31, 2013, which was RMB6.0537 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 28, 2014, the exchange rate as published by the Federal Reserve Board was RMB6.2117 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate (1)
	Period End	Average (2)	Low	High
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.0738	6.0927	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0554	6.0478
February	6.1448	6.0816	6.1243	6.0600
March (up to March 28)	6.2117	6.1707	6.2117	6.1359

(1)	For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Our Industry

We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men’s apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We spent approximately RMB39.1 million, RMB74.0 million and RMB96.7 million ($16.0 million) on our advertising and promotion activities in the years ended December 31, 2011, 2012 and 2013, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. In addition, we engaged an entertainment celebrity to promote our Xiniya brand, and thus we are dependent to some extent on the market perception and consumer acceptance of this entertainment celebrity, over whom we have no control. Any negative publicity or disputes involving our Xiniya brand, products or celebrity who endorse our Xiniya brand or the loss of any award accreditation associated with our Xiniya brand as described above could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on distributors and authorized retailers to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors and our authorized retailers could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2013, our products were sold at 1,583 authorized retail outlets, including 99 outlets owned and managed by our distributors, four flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, 1,478 authorized retail outlets owned and managed by 1,274 authorized retailers supervised by our 27 distributors as well as one flagship outlet owned and directly operated by us. We generate substantially all of our revenues from the sales of our products to distributors. Sales generated by our five best-performing distributors accounted for 36.2%, 33.4% and 30.6% of our revenues in 2011, 2012 and 2013, respectively. During the same periods, sales to our single largest distributor accounted for 11.0%, 8.8% and 7.7%, respectively, of our revenues.

We are subject to the following risks arising from our reliance on our distributors:

●
we typically enter into agreements with each of our distributors for a one-year term and renew the agreements with them before the expiration of these agreements, and the agreements we have with our existing distributors may not be renewed on the same or similar terms, or at all;

●
our existing distributors may not continue to place orders with us at historical levels or at all, and if any of our major distributors substantially reduces its volume of purchases from us or ceases its business relationship with us, our financial condition and results of operations may be materially adversely affected;

●
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

●	if any of our distributors fails to adhere to its contractual obligation to distribute our products on an exclusive basis, our brand image and sales could be materially adversely affected.

In order to improve sales performance in Inner Mongolia Autonomous Region and Hebei Province, we reorganized the distribution system in these areas and consolidated their management under the distributor based in Beijing. We and our existing distributors in Inner Mongolia Autonomous Region and Hebei Province mutually agreed to cease our business relationship immediately after these distributors fulfill their obligation to distribute the 2013 spring and summer collections to the authorized retailers. We have put in place transitional arrangements for the distributor in Beijing to take over the distribution of Xiniya branded products in Inner Mongolia Autonomous Region and Hebei Province. The distributor in Beijing is to be responsible for the delivery of the 2013 fall and winter collections and beyond. In February 2014, a distributor in Dalian City was merged into the distributor in Shenyang Province due to its poor sales performance.

A net total of 127 retail outlets were closed in 2013, consisting of 213 new retail outlets opened, 338 retail outlets and two flagship outlets closed. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and is subject to many factors beyond our control. In addition, the number and timing of new authorized outlets actually opened during any given period, and their contribution to our distributors’ performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:

●	availability of suitable locations;

●	availability of financing to us, our distributors or authorized retailers supervised by our distributors;

●	complexity of the process for applying for all necessary licenses and permits for the new outlets;

●	hiring and training of qualified sales personnel;

●	consumers’ acceptance of our products at specific areas; and

●	implementation of our sales and marketing policies at the new outlets.

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

Our distributors place advance purchase orders at our biannual sales fairs and we offer a credit period of 30 to 240 days to them. We had no overdue accounts receivable as at December 31, 2013. However, we may not be able to receive payment for our products on time or at all if our distributors encounter financial difficulties. While we perform routine credit evaluations of the financial condition of our distributors, we generally require no collateral from our distributors to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors may increase. If any distributor fails to pay us for its purchases in a timely manner, our financial condition and results of operations could be materially adversely affected.

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

We plan to open, or provide support to our distributors to open, additional flagship outlets in China. As of December 31, 2013, we supported four distributors in opening and operating four flagship outlets in four different cities. As we have only managed one flagship outlet in Quanzhou City, Fujian Province, we may not have sufficient experience and skills required for successfully managing such flagship outlet. Moreover, as our authorized retail network owned and managed by third parties expands and market penetration of our products increases, there could be competition among our company, our distributors and authorized retailers in the retail market. If we cannot succeed in our management of self-operated flagship outlet or fail to coordinate well with our distributors and authorized retailers to minimize the competition within this retail network, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

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

We plan to implement an enterprise resource planning, or ERP, system that will allow us to track sales at the authorized retail outlets on a timely basis. In January 2012, we entered into an agreement to utilize and customize Burgeon Programming and Design’s ERP software. Since January 2013, we have been using this ERP system internally for testing. In our next phase, we will begin testing the ERP system at up to 400 points of sales. We spent approximately RMB11.0 million ($1.8 million) in the preliminary phase of ERP implementation. This ERP system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we may not be able to accurately track the inventory levels of our distributors or the authorized retail outlets on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors or authorized retailers cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operations and prospects.

We are heavily dependent on certain of our key personnel and design and technical personnel. Our inability to attract, retain and motivate qualified personnel could adversely affect our business and growth prospects.

Our success depends heavily on our ability to attract, retain and motivate key personnel, including senior managerial and design and technical personnel. In particular, we rely on the continued services of Mr. Qiming Xu and Mr. Kangkai Zeng, as well as our chief designer, Mr. Tiande Liao. Many of them have been with us since the inception of our business. We have not subscribed for key-man life or similar insurance covering our key executives and design and technical personnel. If we lose the services of any of these key employees and cannot replace them with personnel with comparable experience and expertise in a timely manner, our business and prospects may be materially adversely affected.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with the interests of our other shareholders.

Qiming Investment Limited, a British Virgin Islands company solely owned by Mr. Qiming Xu, our founder, chairman and chief executive officer, holds a significant percentage of our voting equity. As of December 31, 2013, Mr. Xu held approximately 59.0% of our outstanding share capital. As such, Mr. Xu, through Qiming Investment Limited, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. Our controlling shareholder may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

We currently outsource all of our production to third party contractors in China. In 2013, we generated approximately 100% of our revenues from sales of products manufactured by our contract manufacturers. We currently use 39 contract manufacturers on a regular basis. In 2011, 2012 and 2013, approximately 30.4%, 29.1% and 32.3%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors, causing a material adverse effect on our financial condition, results of operations and prospects.

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

Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson to promote our products and brand image. We believe Jacky Cheung’s image embodies the successful and stylish gentleman our brand represents and resonates well with our target customers, who are male professionals between the ages of 25 to 45. Therefore, we believe the engagement of Jacky Cheung has contributed significantly to the sales of our products. Our engagement with Jacky Cheung expired in December 2013 and we are currently in the process of contract renewal negotiations. We expect to extend his term as our brand spokesperson. However, we may not be able to continue to engage Jacky Cheung as our brand spokesperson on commercially reasonable terms or at all. If we fail to continue to engage Jacky Cheung and cannot secure an alternate celebrity of similar popularity, the sales of our products could be materially adversely affected and the image of our brand among consumers may be materially adversely impacted.

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

We may face claims from time to time that our products infringe upon the intellectual property rights of third parties, including our competitors. If any legal proceedings against us for infringement of intellectual property rights are successful, we may be ordered to be responsible for the losses incurred by the claiming parties due to our infringement of their intellectual property rights. Further, if we are unable to obtain a license for the usage of such intellectual property rights on acceptable terms, or at all, or unable to design around such intellectual property rights, we may be prohibited from manufacturing or selling products which are dependent on the usage of such intellectual property rights. In addition, these types of proceedings and their consequences could divert management’s attention from our business. All of these could have a material adverse effect on our business and results of operations.

We may need additional capital to fund the growth of our business, which may not be available on terms acceptable to us or at all, and which, if available, could dilute your interest in our company.

We expect that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, for both working capital and capital expenditures, for at least the next 12 months. If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources. For example, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

●	investors’ perception of, and demand for, our securities;

●	prevailing conditions of the capital markets in which we seek to raise funds;

●	our future results of operations, financial condition and cash flows;

●	PRC governmental policies relating to foreign exchange; and

●	economic, political and other conditions in China.

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

We operate in a labor-intensive industry. Although we currently outsource most of our production, we plan to construct new manufacturing and logistic facilities. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply and competition for these employees is intense. We incurred labor costs of RMB16.3 million in 2011, RMB21.0 million in 2012 and RMB21.5 million ($3.6 million) in 2013, representing 1.9%, 1.8% and 1.8% of our total operating costs in the corresponding periods. In line with the planned increase in in-house production capacity, we expect our labor costs to increase significantly. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC increase substantially and we cannot pass on such increase to our customers by increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was amended on July 1, 2013. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

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

All of our products are sold in China. We may be exposed to product liability claims and we may, as a result, have to expend significant financial and managerial resources to defend against such claims. Such product liability claim risks may increase as laws on product liability begin to develop and mature in China and in other countries and regions where our products may be sold in the future. In line with common industry practice, we do not maintain product liability insurance coverage and our business, results of operations and prospects may be materially adversely affected by a successful product liability claim against us. In addition, we do not maintain third-party liability insurance against claims for property damage or personal injury. Regardless of the ultimate merits of a claim or dispute, we may face significant costs and expenses to defend against such claims or enter into settlement agreements. We may suffer serious damage to our reputation, be subject to material monetary damages and be subject to government investigations. In such cases, it may lead to fines and sanctions against us and result in negative public perception of our brand, all of which could have a material adverse effect on our business, prospects, financial condition, results of operations and prospects.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. However, we may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

●
we were faced with severe competition during the global financial crisis and economic downturn, due to the decrease of men’s apparel exports from China, which has caused more competitors to sell into the PRC market their products that they had previously planned to export;

●
an economic slowdown or recession, or even the risk of potential economic slowdown or recession, may cause our distributors to delay, defer or cancel their purchases from us, including previously agreed purchase plans;

●	under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing purchases of our products; and

●	financing and other sources of liquidity may not be available on reasonable terms or at all.

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

Demand for our products and our business, financial condition and results of operations may be adversely affected by the following factors:

●	political instability or changes in social conditions in the PRC;

●	changes in laws, regulations and administrative directives;

●	measures which may be introduced to control inflation or deflation;

●	changes in the rate or method of taxation; and

●	reduction in tariff protection and other import and export restrictions.

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

PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are stock option holders to personal liabilities, limit our subsidiary’s abilities to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

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

We are a holding company incorporated in the Cayman Islands and operate our core business through our subsidiaries in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders depends on dividends received from these subsidiaries. If our subsidiaries incur debt or losses, such indebtedness or losses may impair its ability to pay dividends or other distributions to us. As a result, our ability to pay dividends will be restricted. PRC laws require that dividends be paid only out of the net profit calculated according to the PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions, including IFRS, and U.S. Generally Accepted Accounting Principles. PRC laws also require foreign-invested enterprises to set aside a part of their net profit as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our PRC subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to provide capital or declare dividends to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and ADS holders.

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

On March 16, 2007, the National People’s Congress of the PRC promulgated the Enterprise Income Tax Law of the PRC, or the EIT Law, which came into effect on January 1, 2008 and superseded both the Foreign-invested Enterprise and Foreign Enterprise Income Tax Law and the Provisional Regulations on Enterprise Income Tax of the PRC. The EIT Law consolidated the two separate tax regimes for domestic enterprises and foreign-invested enterprises and imposed a unified enterprise income tax rate of 25% for both types of enterprises. Under the EIT Law, foreign-invested enterprises that enjoyed a preferential tax rate prior to the EIT Law’s promulgation gradually transitioned to the new tax rate over five years from January 1, 2008. Foreign-invested enterprises that enjoyed a tax rate of 24% had their tax rate increased to 25% in 2008. Enterprises that enjoyed a fixed period of tax exemption and reduction prior to the EIT Law’s promulgation continued to enjoy such preferential tax treatment until the expiration of such prescribed period, and for those enterprises whose preferential tax treatment had not commenced before due to lack of profit, such preferential tax treatment commenced on January 1, 2008.

Under the prior tax regime, our operating subsidiary in the PRC, Fujian Xiniya, being a foreign-invested enterprise engaged in manufacturing, was entitled to an enterprise income tax exemption for two years commencing from the first profit-making year (after offsetting all tax losses carried forward from previous years), and a 50% tax reduction for the following three consecutive years. Fujian Xiniya enjoyed a full exemption from enterprise income tax in 2006 and 2007, as well as a 50% reduction of its current enterprise income tax rate of 25% in 2008, 2009 and 2010, which had a significant positive effect on our profit after taxation during the corresponding periods. However, under the EIT Law, Fujian Xiniya has been subject to a 25% tax rate since January 1, 2011. Because of the expiration of the partial exemption from enterprise income tax previously enjoyed by Fujian Xiniya, other considerations aside, the amount of our tax payments increased in 2011, 2012 and 2013. Any further increase of the enterprise income tax rate applicable to our PRC subsidiaries could have a material adverse effect on our financial condition and results of operations.

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

We are a Cayman Islands holding company and all of our income is ultimately derived from dividends that are paid by our subsidiaries in the PRC. The prior tax regime specifically exempted withholding taxes on dividend payments from our PRC subsidiary to foreign investors. However, under the EIT Law and its implementation rules, dividends payable to foreign enterprise investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place are subject to a 10% withholding tax, which may be reduced if a foreign enterprise investor is eligible for the benefits of a tax treaty with the PRC that provides for a different withholding arrangement. Pursuant to a tax arrangement between the PRC and Hong Kong, companies incorporated in Hong Kong may be subject to withholding taxes at a rate of 5% on dividends they receive from their PRC subsidiaries of which they directly hold at least 25% equity interests. As dividends from our PRC subsidiaries will be paid to us through Xiniya Hong Kong, our Hong Kong subsidiary that owns 100% equity interests in Fujian Xiniya and Xiniya (China) Company Limited, dividends paid to Xiniya Hong Kong may be subject to a withholding tax at the rate of 5%. However, on October 27, 2009, the State Administration of Taxation, or the SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner is a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. Further, the SAT promulgated the Notice on Determination of Beneficial Owner of Tax Treaty on June 29, 2012, and Notice on the Implementation of Determination of Residency Status related to Arrangement Between the Mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013. They are still unclear how abovementioned Circular/Notice are being implemented in practice by the SAT or its local counterparts. If Xiniya Hong Kong is not deemed to be a beneficial owner of Fujian Xiniya or Xiniya (China) Company Limited or Residency Status, dividends from those entities may be subject to withholding tax at the rate of 10% instead of 5%.

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

Under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing H&J Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to: (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of December 31, 2013 was RMB6.2 million ($1.0 million).

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

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to March 31, 2014, the trading price of our ADSs on NYSE has ranged from a low of $0.92 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations; and

●	fluctuations in market prices for our products.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

We believe that we were and may continue to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the quarterly average of our assets for the taxable year ended December 31, 2013, we believe that we were a PFIC for the taxable year ended December 31, 2013 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash raised in our initial public offering. Accordingly, we cannot assure you that we will not continue to be a PFIC for our current taxable year ending December 31, 2014 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person, unless such U.S. person makes a timely “mark-to-market” election that may mitigate these consequences. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2013, we had 227,716,692 ordinary shares outstanding, including 85,399,472 ordinary shares represented by 21,349,868 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of courts of the United States obtained against us based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought against us predicated upon certain civil liability provisions of U.S. securities laws.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

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

B. Business Overview

We are a leading provider of men’s business casual apparel in China. We design and sell men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We primarily operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

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

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of December 31, 2013, covered 1,583 authorized retail outlets, including 99 outlets owned and managed by our distributors, four flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, 1,478 authorized retail outlets owned and managed by 1,274 authorized retailers supervised by our 27 distributors as well as one flagship outlet owned and directly operated by us.

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

We sold approximately 6,449,000, 6,464,000 and 5,922,000 units of garments in 2011, 2012 and 2013, respectively. We currently outsource 100% of the production of our products to PRC-based third-party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

Our revenues increased from RMB1,180.0 million in 2011 to RMB1,383.7 million in 2012 and decreased to RMB1,320.8 million ($218.2 million) in 2013 and our net profit decreased from RMB251.7 million in 2011 to RMB175.5 million in 2012 and to RMB97.2 million ($16.1 million) in 2013.

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

Our Products

We currently offer a wide range of men’s leisure and business apparel and accessories that include the following three major types:

●	Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 92.6% and 92.5%, respectively, of our revenues in 2012 and 2013;

●	Business formal—including suits, business pants and dress shirts, which accounted for approximately 5.8% and 5.9%, respectively, of our revenues in 2012 and 2013; and

●	Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.6% and 1.6%, respectively, of our revenues in 2012 and 2013.

We focus on our business casual collection, which is intended for leisure enjoyment and travel purposes. Our products feature high quality design, high quality fabrics and craftsmanship that suit our sophisticated yet casual brand image. Among other products, we have successfully designed, produced and marketed apparel made out of colorfastness, sweat resistance, shrinkage, resistance to tears and abrasions, moisture absorption, air permeability, wrinkle-free, static-free and stain-free fabrics, which complement our customers’ business and leisure lifestyle.

Design and Merchandising

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of December 31, 2013, our design and product development team consisted of 76 members, including six senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Tiande Liao, has more than 10 years of experience as a fashion designer. Most of our senior designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted wears. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.

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

We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors and managers of major retail outlets, especially during our biannual sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2011, 2012 and 2013, we introduced over 1,500 new designs to the market.

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

In 2011, 2012 and 2013, we outsourced the production of approximately 97.9%, 99.8% and 100.0%, respectively, of our products in terms of unit volume to PRC-based third-party contract manufacturers, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2011, 2012 and 2013, we had 84, 50 and 39 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and construction that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB734.6 million, RMB887.2 million and RMB890.5 million ($147.1 million) in 2011, 2012 and 2013, respectively, accounting for approximately 94.7%, 96.2% and 95.5% of our total cost of sales in the respective periods.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for the orders we will be required to place with our contract manufacturers. We generally place manufacturing orders with our contract manufacturers immediately after each of our two seasonal sales fairs, usually in April for our autumn and winter products and in September for our spring and summer products, where we confirm purchase orders with our distributors. This enables our contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and deliver to our warehouse. We deliver our products suitable for a specific season to our distributors on a timely basis so that we minimize inventory at our distributors and at our authorized retailers.

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

Our Distribution Network

All of our products are sold to customers in China. We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and eventually to end customers through authorized retail outlets owned and managed by distributors or authorized retailers. We believe our business model enables us to achieve growth by leveraging the resources of our distributors, as well as their expertise in retail distribution and management and local relationships.

As of December 31, 2013, our products were sold in 22 provinces, four autonomous regions and four municipalities in China, at 99 outlets owned and managed by our distributors, four flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, 1,478 authorized retail outlets owned and managed by 1,274 authorized retailers supervised by our 27 distributors as well as one flagship outlet owned and directly operated by us. We present our products to our distributors and authorized retailers at our sales fairs, which are held twice a year, usually in April and September of each year.

Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, all of our distributors are eligible to receive incentive rebates of a fixed percentage of their respective annual purchases from us. Such rebates are then deducted from the accounts receivable from each of these distributors at the end of each year. In the years ended December 31, 2011, 2012 and 2013, we provided rebates in an aggregate amount of RMB51.5 million, RMB67.6 million and RMB81.8 million ($13.5 million), respectively. The amounts that each distributor receives will be used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new outlet launches and new product roll-outs, as well as recruitment of authorized retailers.

The following diagram illustrates the relationships among our company, our distributors, authorized retail outlets and end consumers as of December 31, 2013.

 The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets were located as of December 31, 2013.

 The table below sets forth the breakdown of our revenues by geographic region for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Eastern region(1)	359,085	30.4%	394,430	28.5%	363,891	60,111	27.5%
Central and southern region(2)	330,124	28.0%	387,906	28.0%	360,457	59,543	27.3%
Southwestern region(3)	175,362	14.9%	206,196	14.9%	228,392	37,728	17.3%
Northeastern region(4)	127,066	10.8%	168,229	12.2%	159,622	26,368	12.1%
Northwestern region(5)	108,077	9.1%	131,320	9.5%	132,087	21,819	10.0%
Northern region(6)	80,322	6.8%	95,606	6.9%	76,371	12,616	5.8%
	1,180,036	100.0%	1,383,687	100.0%	1,320,820	218,185	100.0%

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province and Chongqing.
(4)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(5)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.
(6)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

Distributors

We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Shandong Province, Liaoning Province, Guangdong Province and Fujian Province, where we have two distributors covering different regions within each province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men’s apparel brands. Our distributors are also required to maintain uniform standards in respect of outlet displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a monthly basis. The number of our distributors increased from 23 in 2006 to 27 as of December 31, 2013. In 2011, 2012 and 2013, approximately 99.7%, 99.5% and 99.7% of our revenues was generated from sales to our distributors, respectively.

In May 2012, we recruited one new distributor in Jilin Province. Previously, we had one distributor managing both Liaoning and Jilin Provinces. With the appointment of a new distributor in Jilin Province, the existing distributor will be able to focus fully on growing the number of retail outlets in Liaoning Province. The new distributor has already taken over distribution responsibilities in Jilin Province.

In 2013, in order to improve sales performance in Inner Mongolia Autonomous Region and Hebei Province, we reorganized the distribution system in these areas and consolidated their management under the distributor based in Beijing. We and our existing distributors in Inner Mongolia Autonomous Region and Hebei Province mutually agreed to cease our business relationship immediately after these distributors fulfill their obligation to distribute the 2013 spring and summer collections to the authorized retailers. We have put in place transitional arrangements for the distributor in Beijing to take over the distribution of Xiniya branded products in Inner Mongolia Autonomous Region and Hebei Province. The distributor in Beijing is to be responsible for the delivery of the 2013 fall and winter collections and beyond. In February 2014, a distributor in Dalian City was merged into the distributor in Shenyang Province due to its poor sales performance.

The following table summarizes by region the number of our distributors for the periods indicated.

	As of December 31,
	2011	2012	2013
Eastern region(1)	8	8	8
Central and southern region(2)	6	6	6
Southwestern region(3)	4	4	4
Northern region(4)	4	4	2
Northeastern region(5)	3	4	4
Northwestern region(6)	3	3	3
Total	28	29	27

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Province.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province and Chongqing.
(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(6)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

The top three regions, namely the eastern, central and southern and southwestern regions, accounted for 73.3%, 71.4% and 72.1%, respectively, of our total revenues for the years ended December 31, 2011, 2012 and 2013. These regions have the highest concentration of sales to distributors and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality.

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

The number of our retail outlets managed or supervised by our distributors increased from 353 in 2006 to 1,583 in 2013, representing a CAGR of 23.9%. The increases in both distributors and authorized retail outlets (including a retail website) were primarily due to our successful marketing strategy and the increased popularity of our products. The following table lists by region the number of retail outlets managed by our distributors, department store operators and authorized retailers for each of the periods indicated. In 2012, the number of outlets managed by department store chains decreased by 317 outlets. Of these 317 department store chain managed outlets, 301 outlets were converted to authorized retailer-managed retail outlets. This conversion was mainly due to the change in the business model used by the regional department store chain operators. In an effort to streamline their business, the regional department store chain operators shifted their business model focus from retailing directly to customers to leasing department store concession areas to retailers.

	As of December 31, 2011			As of December 31, 2012			As of December 31, 2013
	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers	Managed by Distributors	Managed by Department Store Chains	Managed by Authorized Retailers
Anhui	1	18	15	5	—	42	9	—	48
Beijing	1	—	12	1	—	—	1	—	—
Chongqing	6	24	53	8	—	61	8	—	56
Fujian (1)	4	—	80	6	—	91	6	—	84
Gansu	2	—	24	2	—	22	3	—	23
Guangdong (2)	2	—	59	2	—	62	3	—	54
Guangxi	10	25	66	9	—	85	9	—	69
Guizhou	2	—	47	3	—	55	2	—	61
Hainan (3)	—	—	5	—	—	2	—	—	1
Heilongjiang	5	9	67	6	—	77	4	—	73
Hebei	—	2	36	—	—	41	—	—	34
Henan	6	6	67	7	—	90	6	—	91
Hubei(4)	8	36	41	8	—	74	4	—	71
Hunan	6	29	86	8	—	140	12	—	112
Inner Mongolia	—	—	36	—	—	44	—	—	41
Jiangsu	1	19	48	1	—	65	1	—	54
Jiangxi	5	3	42	6	—	47	4	—	46
Jilin	—	9	13	—	—	35	—	—	35
Liaoning (5)	10	22	57	8	—	72	1	—	60
Ningxia (6)	—	—	4	—	—	4	—	—	4
Qinghai (7)	—	—	—	—	—	—	1	—	1
Shaanxi	—	9	48	—	—	53	1	—	51
Shandong (8)	2	21	47	3	—	77	3	—	75
Shanghai (9)	—	—	3	—	—	1	—	—	1
Shanxi	1	—	27	1	—	33	1	—	37
Sichuan	5	—	30	8	—	65	—	—	78
Tianjin (10)	—	—	5	—	—	4	—	—	4
Tibet (11)	—	—	1	—	—	—	—	—	—
Xinjiang	13	7	52	15	—	54	15	—	53
Yunnan	4	12	43	6	—	64	7	—	71
Zhejiang	5	66	75	5	—	130	3	—	90
Total	99	317	1,189	118	—	1,590	104	—	1,478

(1)	We currently have two distributors in Fujian Province covering different regions within Fujian Province.
(2)	We currently have two distributors in Guangdong Province covering different regions within Guangdong Province.
(3)	We currently do not have a distributor covering Hainan Province. Our retail outlets located in Hainan Province are authorized and supervised by our distributor for Guangdong Province.
(4)	Our Beijing distributor manages Hebei and Inner Mongolia provinces since July 2013.
(5)	We currently have two distributors in Liaoning Province covering different regions within Liaoning Province.
(6)	We currently do not have a distributor covering Ningxia Autonomous Region. Our retail outlets located in Ningxia Autonomous Region are authorized and supervised by our distributor for Gansu Province.
(7)	We currently do not have a distributor covering Qinghai Province. Our retail outlets located in Qinghai Province are authorized and supervised by our distributor for Gansu Province.
(8)	We currently have two distributors in Shandong Province covering different regions within Shandong Province.
(9)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.
(10)	We currently do not have a distributor covering Tianjin. Our retail outlets located in Tianjin are authorized and supervised by our distributor for Beijing.
(11)	We currently do not have a distributor covering Tibet Autonomous Region. Our retail outlet located in Tibet Autonomous Region is authorized and supervised by our distributor for Sichuan Province.

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

Our distributorship agreements generally include the following terms.

●	Product exclusivity: Our distributors are required to sell only our products at Xiniya-branded retail outlets managed by them or authorized retailers.

●	Geographic exclusivity: Each distributor is only authorized to sell our products within an exclusively defined geographical region.

●
Undertaking: Our distributors undertake to comply with our pricing and discount policies, follow our uniform outlet design and display standards and refrain from selling other branded men’s apparel products and counterfeit products.

●
Minimum purchase requirement and deposit: Each of our distributors is expected to purchase a minimum amount of our products each year, which, for example, ranges from RMB7.0 million to RMB101.0 million in 2013, as specified in the respective distributorship agreements, and pay a deposit to us that is refundable, provided that such distributor does not materially breach its distributorship agreement with us. If a distributor fails to meet the minimum purchase amount, we have the right to terminate its distributorship agreement and withhold part or all of the deposit as a penalty.

●
Payment, credit terms and delivery: We will deliver the products to our distributors upon receiving payment from them. We typically require our distributors to make payments for the purchase of our products in installments on a monthly basis with the full payment required to be made within eight months of the delivery of the products. We may, however, extend credit to our distributors in certain circumstances. For example, due to the financial crisis and economic downturn in 2008, we extended the credit period for our distributors. We make the delivery arrangements, but the distributors bear the costs of delivery and insurance.

●	Pricing: We agree to sell our products to our distributors at a uniform price across all distributors.

●	Return of products: We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products.

●
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

●
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

Sales generated by our five best-performing distributors accounted for approximately 36.2%, 33.4% and 30.6% of our revenues in the years ended December 31, 2011, 2012 and 2013, respectively. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

Management and Growth Control of Our Authorized Retail Network

Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 76 dedicated members, is primarily responsible for approaching potential distributors, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform outlet design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with the operators of retail outlets supervised by our distributors, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.

Expansion Plans For Our Authorized Retail Network

Although a net total of 127 retail outlets were closed in 2013, consisting of 213 new retail outlets opened, 338 retail outlets and two flagship outlets closed, which was primarily due to China’s softening economy, we still plan to expand our authorized tail network in China. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor. In addition, as an important part of our development strategy, we plan to open, or provide support to our distributors to open, new flagship outlets in select major cities in China. We believe a flagship outlet in a prime business district of a major city would showcase our complete line of products, attract prospective retailers to join us, attract consumer attention and promote our brand image. The flagship outlets will be designed and fitted out by us and managed either by us or by our distributors. In 2011, we owned and operated two flagship outlets and our distributors owned and operated three other flagship outlets. In 2012, we owned and are operating two flagship outlets and our distributors owned and are operating five other flagship outlets. In 2013, we owned and are operating one flagship outlet in Quanzhou City in Fujian Province. Our distributors owned and are operating flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province, Urumqi City in Xinjiang Province and Shenyang City in Liaoning Province.

Seasonality

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our autumn and winter collections and experience lower sales for our spring and summer products due to seasonal weather and the differences in selling prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.”

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

Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson. We have featured Jacky Cheung in a series of nationwide promotional activities, such as advertisements on popular television channels in China and on billboards at our retail outlets. We believe Jacky Cheung embodies the successful and stylish gentleman our brand represents and his image resonates well with our target consumers, who are male working professionals between the ages of 25 to 45, many of whom are also part of his fan base. Our engagement with Jacky Cheung expired in December 2013 and we are currently in the process of contract renewal negotiations.

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

In 2011, we advertised on China national television channels CCTV-2, CCTV-5 and CCTV-12 to promote our brand. In 2012, we advertised on billboard across 20 provinces in China and on CCTV-12. In 2013, we advertised on billboard across 22 provinces in China.

In the years ended December 31, 2011, 2012 and 2013, our total advertising and promotional expenses amounted to approximately RMB39.1 million, RMB74.0 million and RMB96.7 million ($16.0 million), respectively, which accounted for approximately 3.3%, 5.3% and 7.3% of our revenues in the respective periods.

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

Pursuant to the Product Quality Law, a seller bears the obligations:

●	to adopt a check-for-acceptance system for stock replenishment to examine the quality certificates and other labels of such stock;

●	to take measures in keeping products for sale in good quality;

●	not to sell defective or deteriorated products or products which have been publicly ordered to cease sales;

●	to sell products with labels that comply with the relevant provisions;

●	not to forge the origin of a product, or falsely use the name and address of another producer;

●	not to forge or falsely use product quality marks such as authentication marks; and

●
not to mix impurities or imitations into the products, substitute a fake product for a genuine one, a defective product for a high-quality one, or pass off a substandard product as a qualified one in the sale of products.

Pursuant to the Product Quality Law, a producer shall:

●	be responsible for the quality of products it produces;

●	not produce products that have been publicly ordered to cease production;

●	not forge the origin of a product, or to forge or falsely use the name and address of another producer;

●	not forge or falsely use product quality marks such as authentication marks of another producer;

●
not mix impurities or imitations into the products, substitute a fake product for a genuine one, a defective product for a high-quality one, or pass off a substandard product as a qualified one in the production;

●	ensure that the marks on the products or the packaging of the products are true; and

●
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

Consumer Protection

The principal legal provisions for the protection of consumer interests are set out in the Consumer Protection Law, which was promulgated on October 31, 1993, as amended on October 25, 2013, will become effective on March 15, 2014. The Consumer Protection Law effective as of January 1, 1994 which sets out standards of behavior which business operators must observe in their dealings with consumers, including the following:

●	goods and services provided to consumers must comply with the Product Quality Law and other relevant laws and regulations, including requirements regarding personal safety and protection of property;

●
providing consumers with true information and advertising concerning goods and services, as well as providing true and clear answers to questions raised by consumers concerning the quality and use of goods or services provided by them;

●	issuing purchase or service vouchers to consumers in accordance with relevant national regulations or business practices or upon the request of a consumer;

●
ensuring the quality, functionality, applications and duration of use of the goods or services under normal use and ensuring that the actual quality of the goods or services are consistent with that displayed in advertising materials, product descriptions or samples;

●	properly performing its responsibilities for guaranteed repair, replacement and return or other liability in accordance with national regulations or any agreement with the consumer; and

●
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

Trademark Law

The PRC Trademark Law, which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013, will become effective on May 1, 2014. The PRC Trademark Law effective as of March 1, 1983 which seeks to improve the administration of trademarks, protect the right to the exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.

Under this law, any of the following acts shall be an infringement upon the right to the exclusive use of a registered trademark:

●	using a trademark which is identical with or similar to the registered trademark on the same kind of commodities or similar commodities without a license from the registrant of that trademark;

●	selling the commodities that infringe upon the right to the exclusive use of a registered trademark;

●	forging, manufacturing without authorization the marks of a registered trademark of others, or selling the marks of a registered trademark forged or manufactured without authorization;

●	changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of that trademark; and

●	causing other damage to the right to the exclusive use of a registered trademark of another person.

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

According to the Law of the PRC on Prevention and Control of Environmental Pollution by Solid Waste amended as of June 29, 2013, producers, distributors, importers and users of a product shall be responsible for the prevention and control of the solid wastes it generates or discharges.

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

Labor Contract Law

The PRC Labor Contract Law was promulgated on June 29, 2007, as amended on December 28, 2012, became effective on July 1, 2013. According to the Labor Contract Law of PRC labor contracts shall be entered into if labor relationships are to be established between an entity and its employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and shall pay to the employees wages which are no lower than local standards on minimum wages. The entity shall establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, educate employees in labor safety and sanitation in the PRC.

Production Safety Law

According to the PRC Production Safety Law effective as of November 1, 2002, as subsequently amended on August 27, 2009, the production facilities shall be equipped with the conditions for safe production as provided in the Production Safety Law and other relevant laws, administrative regulations, national standards and industrial standards. Any entity that is not equipped with the conditions for safe production may not engage in production and business operation activities. The entity shall offer education and training programs to the employees thereof regarding production safety. The designing, manufacturing, installation, using, checking, maintenance, reforming and obsolescence of safety equipment shall be in conformity with the national standards or industrial standards. In addition, the production facilities shall provide labor protection articles that meet the national standards or industrial standards to the employees thereof, supervise and educate them to wear or use these articles according to the prescribed rules.

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

The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. On October 27, 2009, the SAT promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner shall be a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of avoiding tax and dividend transfers and is not engaged in any actual operations from being a beneficial owner. Further, the SAT promulgated the Notice on Determination of Beneficial Owner of Tax Treaty on June 29, 2012, and Notice on the Implementation of Determination of Residency Status related to Arrangement Between the Mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013. They are still unclear how abovementioned Circular/Notice are being implemented in practice by the SAT or its local counterparts.

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

D. Property, Plants and Equipment

Our corporate headquarters are located in Xiamen City, Fujian Province, where we lease approximately 3,032 square meters of office space. We also lease facilities of approximately 18,000 square meters in Jinjiang City, Fujian Province. As of the date of this annual report, we manage one flagship store in Quanzhou City, Fujian Province with approximately 851 square meters of space leased from a related party.

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

A. Operating Results

Overview

We are a leading provider of men’s business casual apparel in China. We design men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. All of our products are sold to customers in China and are sold under our Xiniya brand. We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network are required to sell our products exclusively. We also have one flagship outlet owned and managed by us. In 2011, 2012 and 2013, we sold approximately 6,449,000, 6,464,000 and 5,922,000 units of garments, respectively, among which approximately 2.1%, 0.2% and nil, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province. We outsourced the production of the rest of our products to PRC-based third-party contract manufacturers.

Our revenues increased from RMB1,180.0 million in 2011 to RMB1,383.7 million in 2012 and decreased to RMB1,320.8 million ($218.2 million) in 2013 and our net profit decreased from RMB251.7 million in 2011 to RMB175.5 million in 2012 and further decreased to RMB97.2 million ($16.1 million) in 2013.

Factors Affecting our Financial Performance and Results of Operations

We believe the most significant factors affecting our financial performance are:

●	Economic growth, level of per capita disposable income and consumer spending patterns in the PRC;

●	Our relationships with, and the business performance of, our distributors and their authorized retailers;

●	Our ability to maintain and enhance the recognition of our Xiniya brand;

●	Our ability to address the needs and preferences of our target consumers in a timely manner;

●	Seasonality;

●	Competition;

●	Our relationships with, and the performance of, our contract manufacturers; and

●	Taxation.

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

Our Relationships with, and the Business Performance of, Our Distributors and Their Authorized Retailers

We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors and their authorized retailers. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us or becomes bankrupt. In 2011, we had motivated our distributors by providing our top 20 performers in terms of total annual purchase value sales incentive rebates of a fixed percentage of their respective purchase values from us. In 2012, we provided rebates to all distributors. Such rebates are settled by offsetting the accounts receivable from each distributor at the end of the year. In 2013, we increased rebates provided to distributors to further enhance their ability to compete in an increasingly challenging retail environment. In the years ended December 31, 2011, 2012 and 2013, we provided rebates to our distributors in an aggregate amount of RMB51.5 million, RMB67.6 million and RMB81.8 million ($13.5 million), respectively. Our five largest distributors accounted for an aggregate of 36.2%, 33.4% and 30.6% of our revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Therefore, the achievement of our business goals and the expansion of our operations are dependent on our relationship with, our ability to supervise and manage, and the business performance of, our distributors and their retail networks. If we cannot maintain and strengthen our relationship with our distributors, or if a number of our distributors experience difficulties with their operations, our financial performance and results of operations may be materially adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely on distributors to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors could have a material adverse effect on our financial condition and results of operations,” —A distributor’s failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations,” and “—Consumer sales of our products are conducted by distributors and authorized retailers over whom we have limited control.”

Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand

We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We spent approximately RMB39.1 million, RMB74.0 million and RMB96.7 million ($16.0 million) on our advertising and marketing activities for the years ended December 31, 2011, 2012 and 2013, respectively. Our advertising and promotional expenses significantly increased in 2012 primarily due to our advertising campaign on China national television channel CCTV-12 and billboard advertisements across 20 provinces in China. Our advertising and promotional expenses increased in 2013 primarily due to billboard advertisements across 22 provinces in China. We also work closely with our distributors and their authorized retailers in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program. We plan to continue to work closely with our distributors and their authorized retailers to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.”

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

Our Relationships with, and the Performance of, our Contract Manufacturers

We currently engage contract manufacturers to manufacture substantially all of our products, including suits, wool sweaters and jeans, which are then sold by us to our distributors. In 2011, 2012 and 2013, we had 84, 50 and 39 contract manufacturers, respectively, and outsourced the production of approximately 97.9%, 99.8% and 100% of our products in terms of unit volume to PRC-based third-party contract manufacturers, respectively. In January 2012, we shut down production at our outdated manufacturing facility in Jinjiang City, Fujian Province. We have applied, through our wholly owned subsidiary Xiniya (China) Holdings Limited, to the relevant governmental authorities in Quanzhou City, Fujian Province to acquire land use rights for new manufacturing and logistic facilities. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistic facilities. Any future plans for the construction of new manufacturing and logistic facilities and resumption of our own production remain subject to receipt of all necessary financing and governmental approvals, among other variables. As the cost of sales of outsourced production is generally higher than the cost of sales of our own production, our profit margin may be adversely affected as we outsource all production to contract manufacturers in the foreseeable future.

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

Revenues

Our revenues increased from RMB1,180.0 million in 2011 to RMB1,383.7 million in 2012 and decreased to RMB1,320.8 million ($218.2 million) in 2013, primarily due to the increase in the number of units of garments we sold and the increase in the average unit selling price of our products. Our revenues decreased to RMB1,320.8 million ($218.2 million) in 2013 primarily due to a decrease in sales volume partially offset by an increase in average unit selling price. The decreased in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,708 as of December 31, 2012 to 1,583 as of December 31, 2013. The decrease in revenues in 2013 was also affected an increase in sales rebates to distributors to enhance their ability to compete in an increasingly challenging retail environment.

The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(amounts in thousands, except average unit selling price)
Revenues	1,180,036	1,383,687	1,320,820	218,184
Cost of sales	(775,137)	(922,326)	(932,639)	(154,061)
Gross profit	404,899	461,361	388,181	64,123
Gross profit margin	34.3%	33.3%	29.4%	—
Number of units sold	6,449	6,464	5,922	—
Average unit selling price(1)	183.0	214.1	223.0	—

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

The table below sets forth a breakdown of our revenues by product line for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	1,099,337	93.2%	1,281,872	92.6%	1,222,567	201,954	92.5%
Business formal	66,567	5.6%	80,256	5.8%	77,460	12,795	5.9%
Accessories	14,132	1.2%	21,559	1.6%	20,793	3,435	1.6%
	1,180,036	100.0%	1,383,687	100.0%	1,320,820	218,184	100.0%

We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 93.2%, 92.6% and 92.5% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Revenues from sales of our business formal apparel represented 5.6%, 5.8% and 5.9% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Our revenues from sales of accessories represented 1.2%, 1.6% and 1.6%, respectively, of our total revenues for the years ended December 31, 2011, 2012 and 2013.

Breakdown of Revenues by Sales Channel

We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail consumers through retail outlets managed or authorized by such distributors. We also sell our products through our flagship outlet in Quanzhou City, Fujian Province.

The table below sets forth the breakdown of our revenues by sales channel for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Distributors	1,176,356	99.7%	1,376,595	99.5%	1,317,227	217,590	99.7%
Flagship outlet	3,680	0.3%	7,092	0.5%	3,593	594	0.3%
	1,180,036	100.0%	1,383,687	100.0%	1,320,820	218,184	100.0%

Revenues generated from sales to distributors accounted for 99.7%, 99.5% and 99.7%, respectively, of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues.

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Cost of sales	775,137	65.7%	922,326	66.7%	932,639	154,061	70.6%
Selling and distribution expenses(1)	72,154	6.1%	214,132	15.5%	238,855	39,456	18.1%
Administrative expenses	23,267	2.0%	30,491	2.2%	32,620	5,389	2.5%
Total operating costs and expenses	870,558	73.8%	1,166,949	84.4%	1,204,114	198,906	91.2%

(1)	We do not incur significant purchasing, receiving or warehousing costs for our inventory.

Cost of Sales

Cost of sales includes cost of raw materials, direct labor, overhead and sub-contracting expenses for our own manufacturing and purchases from our contract manufacturers. Sub-contracting expenses primarily consist of charges incurred in connection with sub-contracting arrangements, such as laundering of our raw cloth and finished products. Overhead costs consist primarily of fuel, indirect labor, electricity, depreciation of plant and machinery and rental expenses. Cost of sales also includes research and development expenses and sales taxes.

In 2011, 2012 and 2013, we sold approximately 6,449,000, 6,464,000 and 5,922,000 units of garments, respectively, among which approximately 2.1%, 0.2% and nil, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province, which we closed in January 2012.

The following table sets forth a breakdown of our cost of sales for the periods indicated.

	For the Year Ended December 31,
	2011			2012			2013
	RMB	% of Cost of Our Own Production	% of Cost of Sales	RMB	% of Cost of Our Own Production	% of Cost of Sales	RMB	$	% of Cost of Our Own Production	% of Cost of Sales
	(amounts in thousands, except for percentages)
Own production
Raw materials	15,406	71.5%	2.0%	1,015	55.1%	0.1%	—	—	—	—
Direct labor	3,782	17.5%	0.5%	279	15.2%	0.0%	—	—	—	—
Sub-contracting expenses	272	1.3%	0.0%	29	1.6%	0.0%	—	—	—	—
Overhead	2,082	9.7%	0.3%	518	28.1%	0.1%	—	—	—	—
Sub-total	21,542	100.0%	2.8%	1,841	100.0%	0.2%	—	—	—	—
Outsourced production purchases	734,552	N/A	94.7%	887,155	N/A	96.2%	890,477	147,096	N/A	95.5%
Research and development expenses	10,609	N/A	1.4%	22,251	N/A	2.4%	32,940	5,441	N/A	3.5%
Tax	8,434	N/A	1.1%	11,079	N/A	1.2%	9,222	1,524	N/A	1.0%
Total	775,137	N/A	100.0%	922,326	N/A	100.0%	932,639	154,061	N/A	100.0%

Cost of sales for our outsourced production accounted for 94.7%, 96.2% and 95.5% of our total cost of sales, respectively, in the years ended December 31, 2011, 2012 and 2013.

The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,
	2011		2012		2013
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	Amount		% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	713,511	92.0%	842,962	91.4%	853,305	140,956	91.5%
Business formal	43,120	5.6%	52,760	5.7%	54,178	8,950	5.8%
Accessories	10,072	1.3%	15,525	1.7%	15,934	2,632	1.7%
Tax	8,434	1.1%	11,079	1.2%	9,222	1,523	1.0%
Total	775,137	100.0%	922,326	100.0%	932,639	154,061	100.0%

Selling and Distribution Expenses

Selling and distribution expenses primarily include advertising and promotion expenses, expenses relating to shop rack, signage and various outlet-related accessories for authorized retail outlets, freight expenses, sales fair expenses, marketing planning expenses, training expenses, traveling expenses, flagship outlet renovation amortization and rental expenses, and packaging expenses. Our selling and distribution expenses were RMB72.2 million, RMB214.1 million and RMB238.9 million ($39.5 million) in 2011, 2012 and 2013, respectively.

We have engaged Jacky Cheung, a well-known pop singer, as brand spokesperson for our Xiniya brand since October 2007. Our engagement with Jacky Cheung expired in December 2013 and we are currently in the process of contract renewal negotiations. We recorded RMB3.9 million, RMB4.6 million and RMB2.0 million ($0.3 million), respectively, in advertising and promotion expenses in 2011, 2012 and 2013, respectively, in connection with the engagement of Jacky Cheung as our brand spokesperson. In 2011, we advertised on China national television channels CCTV-2, CCTV-5 and CCTV-12 to promote our brand, and we recorded RMB28.5 million in connection with our media campaign on these CCTV channels. In 2012, we recorded RMB74.0 million in connection with advertisements on China national television channel CCTV-12 and billboard advertisements across 20 provinces in China. In 2013, we recorded RMB96.7 million ($16.0 million) in connection with billboard advertisements across 22 provinces in China. For the years ended December 31, 2011, 2012 and 2013, our advertising and promotion expenses represented 3.3%, 5.3% and 7.3%, respectively, of our revenues.

Since July 2011, as part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished on or after July 2011. In 2011, we paid for shop rack, signage and various outlet-related accessories for 140 new retail outlets. In 2012, we paid for shop rack, signage and various outlet-related accessories for 254 new retail outlets and refurbished 201 existing retail outlets, including expanding floor space for 12 existing retail outlets. In 2013, we paid for shop rack, signage and various outlet-related accessories for 213 new retail outlets and refurbished 246 existing retail outlets, including expanding floor space for 53 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help to attract new consumers and improve the presentation of our products to consumers, all in an effort to enhance retail outlet sales in the future. For the years ended December 31, 2011, 2012 and 2013, these expenses were RMB19.7 million, RMB86.9 million and RMB93.7 million ($15.5 million) respectively and represented 1.7%, 6.3% and 7.1%, respectively, of our revenue.

We recorded training expenses of RMB18.6 million and RMB7.5 million ($1.2 million) in 2012 and 2013 respectively in connection with professional fees paid to external professional trainers for training provided to our distributors, authorized retailers, store managers and retail sales staff across China in order to improve sales performance of each authorized retail outlet. These training courses covered areas such as management of store, inventory and sales staff, management of store performance goals, resource allocation, training of store manager and sales staff to improve their services to consumers, which include color matching skills, apparel display, etiquette and so forth. Also, these training courses are expected to enhance retail sales and reduce inventory levels at the retail channels.

We recorded consultancy expenses of RMB12.8 million and RMB10.0 million ($1.7 million) in 2012 and 2013 respectively in connection with consultancy fees paid to external consultants for devising promotional plans and activities for authorized retail outlets; and for design, printing and distributing magazines showcasing our collections. These promotional plans and activities are expected to enhance retail sales of the authorized retail outlets and reduce inventory levels at the retail channels.

We recorded packaging expenses for delivering goods to our distributors of RMB1.2 million, RMB1.8 million and RMB12.1 million ($2.0 million) in 2011, 2012 and 2013 respectively. The increase in packaging expenses in 2013 was primarily due to the increase in printing expenses for shopper carrier bags.

We organize two sales fair a year, usually in April for our fall and winter collections and in September for our spring and summer collections, for our distributors and authorized retailers to attend and place their orders with us. We generated substantially all of our revenue through our two sales fair. We recorded RMB3.8 million, RMB8.6 million and RMB7.2 million ($1.2 million) in sales fair expenses in 2011, 2012 and 2013 respectively.

In 2011, we owned and operated two flagship outlets and our distributors owned and operated three other flagship outlets. In 2012, we owned and operated two flagship outlets in Quanzhou City and our distributors owned and operated five other flagship outlets. In 2013, we owned and operated one flagship outlet in Quanzhou City and our distributors owned and operated four other flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province, Urumqi City in Xinjiang Province and Shenyang City in Liaoning Province as we closed one of our flagship outlets in Quanzhou, a distributor in Sichuan Province closed one flagship outlet and another distributor relocated one flagship outlet from Zun Yi City in Guizhou Province to Bi Jie City in Guizhou Province. We used some of the proceeds received from our initial public offering to pay for the renovation and rack related expenses for these flagship outlets. We recorded RMB1.5 million, RMB4.8 million and RMB5.2 million ($0.9 million) in flagship outlet renovation and rental expenses in 2011, 2012 and 2013 respectively.

We do not incur significant purchasing, receiving or warehousing costs for our inventory. We account for freight expenses as selling and distribution expenses. We recorded RMB4.4 million, RMB4.2 million and RMB5.1 million ($0.8 million) respectively, in freight expenses in 2011, 2012 and 2013. For the years ended December 31, 2011, 2012 and 2013, freight expenses represented 0.4%, 0.3% and 0.4%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.

 Administrative Expenses

Our administrative expenses were RMB23.3 million, RMB30.5 million and RMB32.6 million ($5.4 million) in 2011, 2012 and 2013, respectively, and consisted primarily of salary, social insurance, office rental, transportation, telecommunication, share-based compensation and other expenses, as well as professional fees and public company listing fees.

Salary and social insurance payments to our staff increased from approximately RMB10.7 million in 2011 to RMB17.3 million in 2012 and further to RMB18.0 million ($3.0 million) in 2013 primarily due to the increase in salaries. For the years ended December 31, 2011, 2012 and 2013, salary and social insurance expenses represented 0.9%, 1.3% and 1.4%, respectively, of our revenues.

As a result of our initial public offering in November 2010, we incurred professional and related fees of RMB6.8 million, RMB2.8 million and RMB4.0 million ($0.7 million) in 2011, 2012 and 2013, respectively and share-based compensation expenses of RMB0.8 million, RMB1.9 million and RMB1.0 million ($0.2 million) for certain employees in 2011, 2012 and 2013, respectively.

In October 2011, we relocated our corporate headquarters from Jinjiang City, Fujian Province to Xiamen City, Fujian Province. The headquarters are now within the same complex as our fashion design and sales & marketing facilities in Xiamen Software Park. Renovations of these facilities were completed in September 2011. This increased our office rental, electricity, office, transportation, telecommunication and other expenses from RMB2.7 million in 2011 to RMB4.8 million in 2012 and to RMB7.0 million ($1.2 million) in 2013.

We incurred interest expenses on short-term bank loans of RMB1.0 million and RMB263,000 in 2011 and 2012, respectively.

Taxation

See “Item 10. Additional Information—E. Taxation.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our financial statements, you should take into account:

●	our critical accounting policies discussed below;

●	the related judgment made by our management and other uncertainties affecting the application of these policies;

●	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

●	the risks and uncertainties described under “Risk Factors.”

See note 3 to our audited financial statements for additional information regarding our critical accounting policies.

Revenue Recognition

We recognize our revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to us and when specific criteria have been met for each of our activities as described below.

Sales of goods—distributors Revenues are recognized upon delivery of products to distributors, and when there is no unfulfilled obligation that could affect acceptance of products by distributors. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors. Delivery costs incurred by us are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 240 days for our distributors, which is consistent with market practice. Credit terms were 30 days from January 2009 to September 2009, ranged from 30 to 90 days from October 2009 to 2012 and ranged from 30 to 240 days in 2013.

Sales of goods—retail We operate one flagship outlet for the sale of our products. Revenues generated from this outlet are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and authorized retailers, who bear all related program costs.

Interest income Interest income is recognized using the effective interest method.

 Impairment of Trade Receivables

We assess the collectability of trade receivables. Such assessment is based on the credit history of our distributors and current market conditions. We reassess the impairment losses at each statement of financial position date and make provisions, if necessary.

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

Share-based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2013.

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

Results of Operations

The following tables present our summary statements of operations for each of the years ended December 31, 2011, 2012 and 2013. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(amounts in thousands, except for percentages)
Revenues
Business casual	1,099,337	1,281,872	1,222,567	201,954
Business formal	66,567	80,256	77,460	12,795
Accessories	14,132	21,559	20,793	3,435
Total revenues	1,180,036	1,383,687	1,320,820	218,184
Operating Costs and Expenses
Cost of sales	(775,137)	(922,326)	(932,639)	(154,061)
Selling and distribution expenses	(72,154)	(214,132)	(238,855)	(39,456)
Administrative expenses	(23,267)	(30,491)	(32,620)	(5,389)
Total operating costs and expenses	(870,558)	(1,166,949)	(1,204,114)	(198,906)
Operating Income	309,478	216,738	116,706	19,278
Interest and other income	24,616	18,953	19,491	3,220
Income Before Tax	334,094	235,691	136,197	22,498
Income tax expenses	(82,386)	(60,240)	(39,030)	(6,447)
Net Profit	251,708	175,451	97,167	16,051
Other comprehensive income
Exchange difference on translation of financial statements of entities outside the mainland of the People’s Republic of China	(18,536)	(586)	(1,028)	(170)
Total comprehensive income for the year	233,172	174,865	96,139	15,881
Net profit margin (%)	21.3%	12.7%	7.4%	7.4%

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues

Our revenues decreased by RMB62.9 million ($10.4 million) or 4.5% from RMB1,383.7 million in 2012 to RMB1,320.8 million ($218.2 million) in 2013. This decrease was primarily attributable to a decrease of 8.4% in sales volume from approximately 6,464,000 units in 2012 to approximately 5,922,000 units in 2013, which resulted in a RMB115.9 million ($19.1 million) decrease in revenue, offset in part by an increase in average unit selling price from RMB214.1 in 2012 to RMB223.0 ($36.8), which resulted in a RMB53.0 million ($8.8 million) increase in revenues. The decrease in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,708 as of December 31, 2012 to 1,583 as of December 31, 2013. The decrease in revenues was also affected by reduced recommended retail prices of our 2013 collections as well as increased sales rebates to distributors to enhance their ability to compete in an increasingly challenging retail environment.

Revenues generated from the sales of our business casual apparel products decreased by RMB59.3 million ($9.8 million) or 4.6% from RMB1,281.9 million in 2012 to RMB1,222.6 million ($202.0 million) in 2013. This decrease was primarily due to a decrease of 7.5% in sales volume from approximately 5,691,000 units in 2012 to approximately 5,265,000 units in 2013, which resulted in a RMB95.7 million ($15.8 million) decrease in revenues, offset in part by an increase of 3.1% in average unit selling price from RMB225.3 in 2012 to RMB232.2 ($38.4) in 2013, which resulted in a RMB36.4 million ($6.0 million) increase in revenues.

Revenues generated from the sales of our business formal apparel products decreased by RMB2.8 million ($0.5 million) or 3.5% from RMB80.3 million in 2012 to RMB77.5 million ($12.8 million) in 2013. The decrease was primarily due to a decrease of 15.0% in sales volume from approximately 493,000 units in 2012 to approximately 419,000 units in 2013, which resulted in a RMB12.0 million ($2.0 million) decrease in revenues, offset in part by an increase of 13.5% in average unit selling price from RMB162.9 in 2012 to RMB184.9 ($30.5) in 2013, which resulted in a RMB9.2 million ($1.5 million) increase in revenues.

Revenues generated from the sales of our accessory products decreased by RMB0.8 million ($0.1 million) or 3.7% from RMB21.6 million in 2012 to RMB20.8 million ($3.4 million) in 2013. The decrease was primarily due to a decrease of 15% in sales volume from approximately 280,000 units in 2012 to approximately 238,000 units in 2013, which resulted in a RMB3.2 million ($0.5 million) decrease in revenues, offset in part by an increase of 13.7% in average unit selling price from RMB76.9 in 2012 to RMB87.4 ($14.4) in 2013, which resulted in a RMB2.4 million ($0.4 million) increase in revenues.

Cost of Sales

Our cost of sales increased by RMB10.3 million ($1.7 million) or 1.1% from RMB922.3 million in 2012 to RMB932.6 million ($154.1 million) in 2013. The increase was primarily due to the increase in research and development expenses by RMB10.7 million ($1.8 million) as a result of collaboration with external fashion houses to develop the latest fashion collections.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB24.8 million ($4.1 million) or 11.6% from RMB214.1 million in 2012 to RMB238.9 million ($39.5 million) in 2013, primarily due to increases in advertising and promotion expenses and shop rack expenses.

Our advertising and promotion expenses increased by RMB22.7 million ($3.7 million) or 30.7% from RMB74.0 million in 2012 to RMB96.7 million ($16.0 million) in 2013, primarily due to billboard advertisements across 22 provinces during the third quarter of 2013. These billboards are intended to enhance brand awareness of our products and are specifically targeted at travelers and prospective authorized retailers.

Our shop rack expenses increased by RMB6.8 million ($1.1 million) or 7.8% from RMB86.9 million in 2012 to RMB93.7 million ($15.5 million) in 2013. Since July 2011, as part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished on or after July 2011. In 2013, we paid for shop rack, signage and various outlet-related accessories for 213 new retail outlets and refurbished 246 existing retail outlets, including expanding floor space for 53 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help attract new consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future.

The percentage of selling and distribution expenses compared to our total revenues increased from 15.5% in 2012 to 18.1% in 2013.

Administrative Expenses

Our administrative expenses increased by RMB2.1 million ($0.3 million) or 6.9% from RMB30.5 million in 2012 to RMB32.6 million ($5.4 million) in 2013 and the percentage of administrative expenses compared to our total revenues increased from 2.2% in 2012 to 2.5% in 2013. Salaries and related costs increased by RMB0.7 million ($0.1 million) or 4.0% from RMB17.3 million in 2012 to RMB18.0 million ($3.0 million) in 2013, primarily due to the increase in salaries. Office related expenses increased by RMB2.2 million ($0.4 million) or 45.8% from RMB4.8 million in 2012 and to RMB7.0 million ($1.2 million) in 2013, primarily due to amortization of ERP system in 2013.

Interest and Other Income

Interest and other income increased by RMB0.5 million ($0.1 million) or 2.6%, from RMB19.0 million in 2012 to RMB19.5 million ($3.2 million) in 2013, mainly due to a higher exchange gain in 2013 as compared to 2012.

Income Tax Expense

As a result of the foregoing factors, our profit before taxation decreased from RMB235.7 million in 2012 to RMB136.2 million ($22.5 million) in 2013. Accordingly, our income tax expense decreased by RMB21.2 million ($3.5 million) or 35.2% from RMB60.2 million in 2012 to RMB39.0 million ($6.4 million) in 2013.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB78.3 million ($12.9 million) or 44.6% from RMB175.5 million in 2012 to RMB97.2 million ($16.1 million) in 2013. Our net margin decreased from 12.7% in 2012 to 7.4% in 2013.

Other Comprehensive Income

Other comprehensive income increased by RMB0.4 million ($0.1 million) or 66.7% from RMB0.6 million in 2012 to RMB1.0 million ($0.2 million) in 2013, mainly due to higher exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues

Our revenues increased by RMB203.7 million or 17.3% from RMB1,180.0 million in 2011 to RMB1,383.7 million in 2012. This increase was primarily attributable to an increase of 17.0% in the average unit selling price of our products from RMB183.0 to RMB214.1, due to adjustment of our product mix towards higher priced products as well as price adjustment for the impact of inflation on raw material and labor costs, which resulted in an RMB201.0 million increase in revenues. In addition, our sales volume increased by 0.2% from approximately 6,449,000 units to approximately 6,464,000 units, which resulted in an RMB2.7 million increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our authorized retail outlets from 1,607 as of December 31, 2011 to 1,708 as of December 31, 2012.

Revenues generated from the sales of our business casual apparel products increased by RMB182.6 million or 16.6% from RMB1,099.3 million in 2011 to RMB1,281.9 million in 2012, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 16.8% in average unit selling price from RMB192.9 in 2010 to RMB225.3 in 2012, which resulted in an RMB184.2 million increase in revenues, offset in part by a decrease of 0.1% in sales volume from approximately 5,698,000 units in 2011 to approximately 5,691,000 units in 2012, which resulted in a RMB1.6 million decrease in revenues.

Revenues generated from the sales of our business formal apparel products increased by RMB13.7 million or 20.6% from RMB66.6 million in 2011 to RMB80.3 million in 2012. The increase was mainly attributable to an increase of 21.8% in average unit selling price from RMB133.7 in 2011 to RMB162.9 in 2012, which resulted in an RMB14.4 million increase in revenue, offset in part by a decrease of 1.0% in sales volume from approximately 498,000 units in 2011 to 493,000 units in 2012, which resulted in a RMB0.7 million decrease in revenues.

Revenues generated from the sales of our accessory products increased by RMB7.5 million or 53.2% from RMB14.1 million in 2011 to RMB21.6 million in 2012, due to an increase of 10.7% in sales volume of our accessory products from approximately 253,000 units in 2011 to approximately 280,000 units in 2012, which resulted in an RMB1.6 million increase in revenues, as well as an increase of 37.6% in average unit selling price from RMB55.9 in 2011 to RMB76.9 in 2012, which resulted in an RMB5.9 million increase in revenues.

Cost of Sales

Our cost of sales increased by RMB147.2 million or 19.0% from RMB775.1 million in 2011 to RMB922.3 million in 2012. Such changes were primarily due to an increase of RMB152.6 million or 20.8% in our cost of outsourced production from RMB734.6 million in 2011 to RMB887.2 million in 2012. Cost of outsourced production as a percentage of our total cost of sales increased from 94.7% in 2011 to 96.2% in 2012. The percentage of our cost of sales compared to our total revenues increased from 65.7% in 2011 to 66.7% in 2012. The average cost of sales per unit increased by 18.7% from RMB120.2 in 2011 to RMB142.7 in 2012. This was mainly due to the impact of inflation on our raw material and labor costs as well as adjustment of our product mix towards higher cost products.

Cost of our own production decreased by RMB19.7 million or 91.6% from RMB21.5 million in 2011 to RMB1.8 million in 2012, primarily due to the closure of our own production facility in January 2012. Cost of our own production as a percentage of our total cost of sales decreased from 2.8% in 2011 to 0.2% in 2012.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB141.9 million or 196.5% from RMB72.2 million in 2011 to RMB214.1 million in 2012, primarily due to increases in advertising and promotion expenses, shop rack expenses, training expenses, consultancy expenses, sales fair expenses and flagship store expenses. Our advertising and promotion expenses increased by RMB34.9 million or 89.3% from RMB39.1 million in 2011 to RMB74.0 million in 2012, primarily due to advertising and promotion expenses related to our advertising campaign on China national television channels CCTV-12 and billboard advertisements across 20 provinces in China.

Our shop rack expenses increased by RMB67.2 million from RMB19.7 million in 2011 to RMB86.9 million in 2012. Since July 2011, as part our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished on or after July 2011. In 2011, we paid for shop rack, signage and various outlet-related accessories for 140 new retail outlets. In 2012, we paid for shop rack, signage and various outlet-related accessories for 254 new retail outlets and refurbished 201 existing retail outlets, including expanding floor space for 12 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade our brand image, help attract new consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future.

In 2012, we recorded training expenses of RMB18.6 million in connection with consultancy fees paid to external professional trainers for training provided to our distributors and authorized retailers across China. These training courses are expected to enhance our distributors and authorized retailers’ knowledge in areas such as retail inventory management, which may in turn improve our sales results.

In 2012, we recorded consultancy expenses of RMB12.8 million in connection with consultancy fees paid to an external consultant for devising promotional plans and activities for those authorized retail outlets. These promotional plans and activities are expected to elevate the brand image of our products and reduce inventory levels at the retail channels.

Sales fair expenses increased by RMB4.8 million or 126.3% from RMB3.8 million in 2011 to RMB8.6 million in 2012, mainly due to the increase in sales fair spending.

Our flagship outlet expenses increased by RMB3.3 million in 2012 from RMB1.5 million in 2011 to RMB4.8 million in 2012 , which was mainly attributable to increase in flagship outlets from five flagship outlets in 2011 to seven flagship outlets in 2012. In 2011, we owned and operated two flagship outlets and our distributors owned and operated three other flagship outlets. In 2012, we owned and operated two flagship outlets and our distributors owned and operated five other flagship outlets. We used some of the proceeds raised during our initial public offering to pay for the renovation and rack related expenses for these flagship outlets.

The percentage of selling and distribution expenses compared to our total revenues increased from 6.1% in 2011 to 15.5% in 2012.

Administrative Expenses

Our administrative expenses increased by RMB7.2 million or 30.9% from RMB23.3 million in 2011 to RMB30.5 million in 2012 and the percentage of administrative expenses compared to our total revenues increased from 2.0% in 2011 to 2.2% in 2012. Salaries and related costs increased by RMB6.6 million or 61.7% from RMB10.7 million in 2011 to RMB17.3 million in 2012, primarily due to the increase in salaries. Share-based compensation increased from RMB1.1 million or 137.5% from RMB0.8 million in 2011 to RMB1.9 million in 2012.

Interest and Other Income

Interest and other income decreased by RMB5.6 million or 22.8%, from RMB24.6 million in 2011 to RMB19.0 million in 2012, mainly due to a lower exchange gain in 2012 as compared to 2011.

Income Tax Expense

As a result of the foregoing factors, our profit before taxation decreased from RMB334.1 million in 2011 to RMB235.7 million in 2012. Accordingly, our income tax expense decreased by RMB22.2 million or 26.9% from RMB82.4 million in 2011 to RMB60.2 million in 2012.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB76.2 million or 30.3% from RMB251.7 million in 2011 to RMB175.5 million in 2012. Our net margin decreased from 21.3% in 2011 to 12.7% in 2012.

Other Comprehensive Income

Other comprehensive income decreased by RMB17.9 million or 96.8% from RMB18.5 million in 2011 to RMB0.6 million in 2012, mainly due to lower exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

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

We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2013, a total of RMB641.8 million ($106.0 million), including RMB519.2 million ($85.8 million) of registered capital and RMB122.6 million ($20.3 million) of statutory reserves, was not available for distribution to us in the form of dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(amounts in thousands)
Net cash generated by operating activities	208,273	126,155	(223,807)	(36,970)
Net cash generated by/(used in) investing activities	(19,003)	(54,042)	(65,845)	(10,877)
Net cash generated by/(used in) financing activities	(10,570)	(7,741)	—	—
Cash and cash equivalents at beginning of year	862,797	1,031,930	1,096,103	181,063
Cash and cash equivalents at end of year	1,031,930	1,096,103	806,467	133,219

As of December 31, 2013, our cash and cash equivalents amounted to RMB806.5 million ($133.2 million). Our cash and cash equivalents consist of cash on hand and cash deposited in banks. In addition, we obtained short-term bank loans in 2012 for working capital purposes. We repaid all outstanding short-term bank loans in 2012 and did not obtain any loans from any banks or financial institutions in 2013. We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

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

Our net cash used in operating activities for the year ended December 31, 2013 was RMB223.8 million ($37.0 million), which mainly consisted of (i) increase in trade receivable of RMB228.3 million ($37.7 million) primarily due to extended credit terms to distributors; (ii) increase in inventories of RMB21.9 million ($3.6 million) primarily due to 2014 collections to be delivered in the first quarter of 2014; (iii) decrease in trade payables of RMB65.0 million ($10.7 million) primarily due to payments to suppliers; and (iv) income tax payments of RMB39.5 million ($6.5 million), as mainly offset by profit before taxation of RMB136.2 million ($22.5 million).

Our net cash generated by operating activities for year ended December 31, 2012 was RMB126.2 million, which mainly consisted of profit before taxation of RMB235.7 million, a decrease in other receivables and prepayments of RMB5.5 million primarily due to amortization of a prepayment in relation to Jacky Cheung’s endorsement contract and an increase in trade payables of RMB6.9 million primarily due to growth in sales, as mainly offset by (i) an increase in trade receivables primarily due to higher saes in the fourth quarter of 2012 as compared to the fourth quarter of 2011; (ii) an increase in prepayments to suppliers of RMB9.5 million primarily due to more orders placed with our contract manufacturers; and (iii) income tax payments of RMB78.6 million.

Our net cash generated by operating activities for the year ended December 31, 2011 was RMB208.3 million, which mainly consisted of profit before taxation of RMB334.1 million and an increase in deposits received from distributors of RMB98.2 million primarily due to advanced deposits received from distributors for sales orders, as mainly offset by (i) an increase in trade receivables of RMB113.8 million primarily due to higher sales in the fourth quarter of 2011 as compared to the fourth quarter of 2010; (ii) an increase in prepayments to suppliers of RMB78.6 million primarily due to prepayment to our contract manufacturers; and (iii) income tax payments of RMB58.8 million.

Cash Flow Generated by / (Used in) Investing Activities

Our net cash used in investing activities for the year ended December 31, 2013 was primarily related to increase in time deposits of RMB80.0 million ($13.2 million) held at banks with maturity over three months, in part offset by the interest received from bank of RMB12.4 million ($2.0 million).

Our net cash used in investing activities for the year ended December 31, 2012 was primarily related to time deposits of RMB50.0 million held at banks with maturity over three months, the acquisition of intangible assets of RMB12.9 million in relation to the acquired computer software licenses of Burgeon Programming and Design’s enterprise resource planning software and the acquisition of property, plant and equipment of RMB3.9 million.

Our net cash used in investing activities for the year ended December 31, 2011 was primarily related to the acquisition of property, plant and equipment of RMB17.7 million and a deposit of RMB8.8 million in connection with our application to acquire land use rights in Quanzhou City, Fujian Province for new manufacturing facilities.

Cash Flow Generated by / (Used in) Financing Activities

We did not have financing activities for the year ended December 31, 2013.

Our net cash used in financing activities for the year ended December 31, 2012 was primarily related to the repurchase of our ordinary shares of RMB7.7 million.

For the year ended December 31, 2011, our net cash used in financing activities was RMB10.6 million, which mainly consisted of a decrease in advance by a director of RMB7.7 million and the repurchase of our ordinary shares of RMB2.8 million.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, machinery, leasehold improvements, furniture, fixtures and office equipment, were RMB17.7 million, RMB3.8 million and RMB0.1 million (US$0.01 million) in 2011, 2012 and 2013, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other options to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development. See “Item 4. Information on the Company—B. Business Overview—Design and Merchandising” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2013. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in thousands)
Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	4,088	2,004	2,084	—	—
Purchase Obligations	253,566	253,566	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Operating lease obligations are mainly related to the lease agreement we entered into with Shishi Xiniya for our logistic facility in Jinjiang City, Fujian Province and the lease agreements for our fashion design and sales and marketing facilities in Xiamen City, Fujian Province. As of December 31, 2013, we had purchase obligations of RMB253.6 million ($41.9 million) for purchase orders placed with our contract manufacturers. We obtained short-term bank loans in 2011 and 2012, and all amounts borrowed were repaid as of December 31, 2011 and 2012. We did not obtain any loans from any banks or financial institutions in 2013. In 2011, we paid a refundable deposit of RMB8.9 million in connection with our application to acquire land use rights in Quanzhou City, Fujian Province for new manufacturing and logistic facilities. We have not yet finalized the acquisition of land use rights and, as of December 31, 2013, there were no additional obligations in connection therewith.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Qiming Xu	46	Chairman and Chief Executive Officer
Kangkai Zeng	39	Director and Chief Operating Officer
Alvin Ang	43	Independent Director
Peter M. McGrath	64	Independent Director
Bin Yang	53	Independent Director
Weibin Zheng	32	Deputy General Manager and Sales and Marketing Director
Chee Jiong Ng	44	Chief Financial Officer
Tiande Liao	34	Chief Designer

Mr. Qiming Xu, age 46, is the founder, chairman of our board of directors and chief executive officer of our company. Mr. Xu has approximately 28 years of experience in China’s men’s apparel industry. He began to manage his family’s garment business in 1987 and has engaged in the wholesale men’s apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.

Mr. Kangkai Zeng, age 39, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men’s apparel industry for more than 14 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the company’s business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.

Mr. Alvin Ang, age 43, has been an independent non-executive director of our company since December 2011. Mr. Ang has served as the group chief financial officer of Cathay Pigments Holdings Limited, a company that has multinational subsidiaries that specialize in iron oxide pigments in the color chemical industry, since August 2007. Mr. Ang has approximately 15 years of experience in the accounting profession. Prior to joining Cathay Pigments Holdings Limited, Mr. Ang was an associate director at Stone Forest Consulting, the advisory arm of Singapore public accounting entity RSM Chio Lim LLP, which Mr. Ang joined in January 2006 to help establish its Sarbanes-Oxley compliance division. From December 1996 to January 2006, Mr. Ang worked at PricewaterhouseCoopers Singapore. After the implementation of the Sarbanes-Oxley Act of 2002, he led teams from PricewaterhouseCoopers on Sarbanes-Oxley attestation assignments for significant subsidiaries of U.S.-listed companies. Mr. Ang received his accountancy qualification from the Chartered Association of Certified Accountants in Singapore in 1996.

Mr. Peter M. McGrath, age 64, has been an independent non-executive director of our company since November 2010. Mr. McGrath founded McGrath International LLC in 2010. His firm serves as product, design and sourcing consultant to U.S. retailers and brands, including J.C. Penney and Under Armour. Prior to founding McGrath International LLC, Mr. McGrath had a 38-year career with J.C. Penney, where he served as executive vice president of product development and sourcing from 2005 to 2010, senior vice president of product development and sourcing from 2001 to 2005, vice president of quality and sourcing from 1997 to 2001, vice president of product development in the children’s division from 1992 to 1997, and merchandise manager of men’s sportswear from 1990 to 1992. Mr. McGrath has served in a leadership capacity for several trade associations as chairman of the U.S. Association of Importers of Textile and Apparel, during which he gained extensive knowledge on China trade. Mr. McGrath also served as chairman for trade for the National Retail Federation, the largest retail association in the U.S. Mr. McGrath is a member of the U.S. Department of Agriculture Cotton Board. Mr. McGrath is a consultant to European retailers Galliera Kaufhof in Germany. Mr. McGrath received his bachelor’s degree in English Literature from the University of Dayton.

Dr. Bin Yang, age 53, has been an independent non-executive director of our company since November 2010. Dr. Yang is a professor of the Department of Public Finance in Xiamen University and has served as the president of the University of Minjiang in Fujian Province, China since August 2002. Prior to joining the University of Minjiang, Dr. Yang held various administrative positions at Xiamen University from 1991 to 2002, including deputy provost of the university, dean of the Oujiang college and the Jinjiang college, and deputy dean of the department of finance and banking. Dr. Yang has been qualified as a supervisor for doctoral degree candidates since 1996. He was conferred full professorship at Xiamen University in 1993. Dr. Yang is a member of the International Fiscal Association and is currently appointed as a councilor or consultant for various organizations and governmental agencies, including the China Taxation Association, the China Institute of International Taxation and the People’s Government of Fujian Province. He is also a member of the tenth and the eleventh People’s Congress of Fujian Province. Dr. Yang received a bachelor’s degree, master’s degree in Economics, and Ph.D. in Economics, all from Xiamen University.

Mr Weibin Zheng, age 32, is the deputy general manager and sales and marketing director for our company. Mr. Zheng joined our company in October 2013. Mr. Zheng has about 10 years of sales and marketing experience. He was appointed as our sales and marketing director in February 2014 and his responsibilities include management of daily marketing affairs, formulation and supervision of the implementation of the annual sales plan and annual sales expenses, brand promotion, marketing development and market maintenance. From September 2004 to September 2013, he served as a sales and marketing director of Fujian NuoQi Corporation Ltd. Mr. Zheng graduated with a diploma in network technology and information processing from Xiamen Jimei University in July 2004.

Mr. Chee Jiong Ng, age 44, joined our company as our chief financial officer in June 2010. Mr. Ng has 15 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Tiande Liao, age 34, is the Chief Designer and has been with Xiniya since May 2007. Mr. Liao has more than 10 years of experience as a fashion designer and graduated from a professional fashion design school in 2002. From March 2005 to April 2007, Mr. Liao worked at Shishi City Western Regions Weilong Garment Development Co. Ltd. as senior designer and assistant to the Chief Designer. From June 2003 to February 2005, Mr Liao worked at Xiamen Fuxiang Dress Co., Ltd. as a designer. From July 2002 to May 2003, Mr Liao worked at Wei Lanxi Garment Development Co., Ltd. as a designer.

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

In 2013, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB5.4 million ($0.9 million), the total social insurance contributions made for our executive officers was approximately RMB212,000 ($35,000) and the total share-based compensation was approximately RMB1.0 million ($0.2 million). In addition, fees paid to the Company’s independent directors were RMB658,000 ($109,000) in 2013. Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2013.

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

C. Board Practices

Board of Directors

Our board of directors currently consists of five directors. Two independent directors joined the board upon the completion of our initial public offering and an independent director joined the board since December 22, 2011. We have a majority of independent directors serving on our board of directors.

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

Audit Committee

Our audit committee consists of Mr. Alvin Ang, Mr. Peter M. McGrath and Dr. Bin Yang and is chaired by Mr. Ang, a director with accounting and financial management expertise as required by the relevant rules set forth in the Listed Company Manual of the New York Stock Exchange, or the NYSE Rules. Each of Mr. Ang, Mr. McGrath and Dr. Yang satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Alvin Ang qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately and periodically with management and our internal and independent auditors; and

●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Alvin Ang, Mr. Peter M. McGrath and Dr. Bin Yang and is chaired by Mr. Ang. All of these directors satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;

●	reviewing and making recommendations to the board with respect to the compensation of our directors;

●
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation; and

●
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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Alvin Ang, Mr. Peter M. McGrath and Dr. Bin Yang and is chaired by Mr. Ang. All of these directors satisfy the “independence” requirements of the NYSE Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to the board the directors to serve as members of the board’s committees;

●
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D. Employees

We had 390, 276 and 234 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth by function the number of our employees as of December 31, 2013:

Functions	As of December 31, 2013
Sales & Marketing	76
Quality Control & Warehouse	39
Design & Product Development	65
Administration	54
Total	234

Our number of employees decreased in 2012 as we closed our own production in January 2012, and further decreased in 2013 as a result of our efforts to improve productivity.

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of December 31, 2013, Fujian Xiniya has paid all required social contributions since February 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.” The total amount of contributions we made to employee benefit plans for the years ended December 31, 2011, 2012 and 2013 was approximately RMB1.9 million, RMB3.0 million and RMB3.1 million ($0.5 million), respectively.

 E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this annual report, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers
Qiming Xu(3)	134,359,960	59.0
Kangkai Zeng(4)	116,000	0.1
Alvin Ang	—	—
Peter M. McGrath	—	—
Bin Yang	—	—
Weibin Zheng	—	—
Chee Jiong Ng	119,036	0.1	(5)
Tiande Liao	—	—
All directors and executive officers as a group	134,594,996	59.2

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2013, we had 227,716,692 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 85,399,472 ADSs or approximately 37.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

B. Related Party Transactions

After the completion of our initial public offering on November 29, 2010, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2011 up to the date of this annual report.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.” The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 31, 2014 was $1.20 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2010 (from November 23, 2010)	11.44	8.65
2011	9.40	1.32
2012	2.31	0.96
2013	2.19	0.92
Quarterly and Monthly Highs and Lows
First quarter 2012	2.31	1.76
Second quarter 2012	1.96	1.20
Third quarter 2012	1.55	0.96
Fourth quarter 2012	1.39	1.02
First quarter 2013	1.69	1.17
Second quarter 2013	1.49	0.92
Third quarter 2013	1.43	0.98
Fourth quarter 2013	2.19	1.21
October 2013	2.19	1.21
November 2013	1.68	1.23
December 2013	1.43	1.25
First quarter 2014	1.47	1.11
January 2014	1.44	1.11
February 2014	1.34	1.13
March 2014	1.47	1.15

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

D. Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company—B. Business Overview — Regulation — Foreign Currency Exchange” for information regarding foreign exchange controls in the PRC.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	broker dealers;

●	U.S. expatriates;

●	traders that elect to mark to market;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction; or

●	persons that actually or constructively own 10% or more of our voting stock.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;

●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) located or organized in or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on the ADSs would constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs representing ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. However, as discussed below, we believe that we likely were a PFIC for the taxable year ended December 31, 2013. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company

A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●
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

Based on the quarterly average of our assets for the taxable year ended December 31, 2013, we believe that we were a PFIC for the taxable year ended December 31, 2013 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each year as to whether we are a PFIC. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not continue to be a PFIC for our current taxable year ending December 31, 2014 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

●
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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE for this purpose for the calendar year ended December 31, 2013. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder’s original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If a U.S. Holder does not make a mark-to-market election for the first taxable year in which a U.S. Holder holds stock of a PFIC but subsequently makes the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by the U.S. Treasury in future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, any reportable election (including a mark-to-market election) or, for taxable years ending on or after December 31, 2013, on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. You should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits provided by domestic banks. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

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
●
Issuance or distribution of ADSs, including distributions made pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to $0.05 per ADS issued

●	Surrender of ADSs for cancellation and withdrawal of deposited securities, including cash distributions made pursuant to a cancellation or withdrawal	Up to $0.05 per ADS surrendered

●	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements (not made pursuant to a cancellation or withdrawal)	Up to $0.05 per ADS held

●	Distribution of ADSs upon the exercise of rights	Up to $0.05 per ADS issued

●	Operation and maintenance costs in administering the ADSs
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

●	taxes (including applicable interest and penalties) and other governmental charges;

●
such registration fees as may from time to time be in effect for the registration of our ordinary shares or other deposited securities on the share register and applicable to transfers of our ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●
such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing our ordinary shares or the holders and beneficial owners of our ADSs;

●	the expenses and charges incurred by the depositary in the conversion of foreign currency;

●
such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our ordinary shares, the deposited securities, ADSs and ADRs;

●
the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

●	any additional fees, charges, costs or expenses that may be incurred by the depositary from time to time.

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2013, we received from the depositary reimbursement totaling $965,253 for our ADR program-related expenses.

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

Through 2013, we used the net proceeds received from our initial public offering as follows:

●	approximately RMB8.9 million ($1.5 million) related to a deposit in connection with our application to acquire land use rights for new manufacturing facilities;

●	approximately RMB109.0 million ($18.0 million) for our marketing and promotional campaigns;

●	approximately RMB8.0 million ($1.3 million) for flagship outlets;

●	approximately RMB14.6 million ($2.4 million) for rolling out an ERP system; and

●	approximately RMB12.1 million ($2.0 million) for the new research and development and sales and marketing centers.

As of December 31, 2013, we had total cash, cash equivalents and time deposits held at banks in the amount of RMB806.5 million ($133.2 million).

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with international financial reporting standards, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on management’s assessment using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

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

	Year Ended December 31,
	2012	2013
	(RMB)	(RMB)	($)
	(in thousands)
Audit fees(1)	1,339	1,320	215
Audit-related fees(2)	34	49	8
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)
“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally the issue of comfort letter, rendering of listing advice and other audit-related services for the years ended December 31, 2011, 2012 and 2013.

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

As of the date of this annual report, we have purchased 4,283,308 of our ordinary shares in the form of ADSs for a total purchase price of approximately $1,678,958, Mr. Qiming Xu has purchased 475,960 of our ordinary shares in the form of ADSs for a total purchase price of approximately $186,540 and Mr. Chee Jiong Ng has purchased 119,036 of our ordinary shares in the form of ADSs for a total purchase price of approximately $46,631. The average sale price of these purchases was $1.57. All repurchased ordinary shares had been retired and cancelled. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

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

●
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

4.6*
English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Guangzhou Kunlun Shijia Garments Co., Ltd. dated November 27, 2009

4.7*
English Translation English translation of the Trademark License Agreement among Fujian Xiniya Garments and Weaving Co., Ltd., Wang Chuiyi and Guangzhou Shuochen Apparels Development Co., Ltd. dated August 1, 2012

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

CHINA XINIYA FASHION LIMITED

Date: April 10, 2014	By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

CHINA XINIYA FASHION LIMITED

GHP Horwath, P.C. Member Crowe Horwath International 1670 Broadway, Suite 3000 Denver, Colorado 80202 +1 303.831.5000 +1 303.831.5032 Fax www.GHPHorwath.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Xiniya Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries (“the Company”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP HORWATH, P.C.
Denver, Colorado
April 10, 2014

A GHP Financial Group Company
GHP Horwath, P.C. is an independent member firm of Crowe Horwath International, a Swiss verein. Each member firm of Crowe Horwath International is a separate and independent legal entity.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)
For the Years Ended December 31, 2011, 2012 and 2013

	Notes	2011	2012	2013
Revenue		1,180,036	1,383,687	1,320,820
Cost of sales		(775,137)	(922,326)	(932,639)
Gross profit		404,899	461,361	388,181
Interest and other income		24,616	18,953	19,491
Selling and distribution expenses		(72,154)	(214,132)	(238,855)
Administrative expenses		(23,267)	(30,491)	(32,620)
Profit before taxation	4	334,094	235,691	136,197
Income tax expense	5	(82,386)	(60,240)	(39,030)
Profit for the year		251,708	175,451	97,167
Other comprehensive income for the year:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		(18,536)	(586)	(1,028)
Total comprehensive income for the year		233,172	174,865	96,139
Earnings per share—basic and diluted (in RMB)	6	1.09	0.76	0.43
Weighted average number of shares outstanding in the year	6	231,843,561	229,544,101	227,716,692

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Chinese Renminbi Yuan)
As at December 31, 2012 and 2013

	Notes	2012	2013
Assets
Non-current assets
Property, plant and equipment	7	15,512	9,303
Intangible assets	8	12,695	8,566
Deposit for land use right	11	8,854	8,854
Total non-current assets		37,061	26,723
Current assets
Cash and cash equivalents		1,096,103	806,467
Time deposits held at banks with maturity over three months		50,000	130,000
Trade receivables	9	351,989	580,337
Prepayments to suppliers		88,894	80,785
Inventories	10	10,157	32,042
Other receivables and prepayments	11	14,141	17,093
Total current assets		1,611,284	1,646,724
Total assets		1,648,345	1,673,447
Equity and liabilities
Equity
Share capital	12	77	77
Additional paid-in capital	12	519,077	519,077
Statutory reserve	13	112,138	122,615
Currency translation reserve		(19,122)	(20,150)
Retained earnings		790,837	878,567
Total equity		1,403,007	1,500,186
Current liabilities
Trade payables		90,563	25,594
Deposits received from distributors	14	101,600	99,900
Other payables and accruals	14	34,034	29,071
Current income tax payable		19,141	18,696
Total current liabilities		245,338	173,261
Total equity and liabilities		1,648,345	1,673,447

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of Chinese Renminbi Yuan)
For the Years Ended December 31, 2011, 2012 and 2013

	Attributable to the Company’s Equity Holders
	Share capital	Additional paid-in capital	Statutory reserve	Currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2011	77	529,650	69,351	—	403,754	1,002,832
Purchase of treasury shares	—	(2,832)	—	—	—	(2,832)
Other comprehensive income for the year—currency translation differences	—	—	—	(18,536)	—	(18,536)
Profit for the year	—	—	—	—	251,708	251,708
Transfer to statutory reserve	—	—	24,716	—	(24,716)	—
Share-based compensation	—	—	—	—	823	823
Balance at December 31, 2011	77	526,818	94,067	(18,536)	631,569	1,233,995
Purchase of treasury shares	—	(7,741)	—	—	—	(7,741)
Other comprehensive income for the year—currency translation differences	—	—	—	(586)	—	(586)
Profit for the year	—	—	—	—	175,451	175,451
Transfer to statutory reserve	—	—	18,071	—	(18,071)	—
Share-based compensation	—	—	—	—	1,888	1,888
Balance at December 31, 2012	77	519,077	112,138	(19,122)	790,837	1,403,007
Other comprehensive income for the year—currency translation differences	—	—	—	(1,028)	—	(1,028)
Profit for the year	—	—	—	—	97,167	97,167
Transfer to statutory reserve	—	—	10,477	—	(10,477)	—
Share-based compensation	—	—	—	—	1,040	1,040
Balance at December 31, 2013	77	519,077	122,615	(20,150)	878,567	1,500,186

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Chinese Renminbi Yuan)
For the Years Ended December 31, 2011, 2012 and 2013

	2011	2012	2013
Cash flows from operating activities:
Profit before taxation	334,094	235,691	136,197
Adjustments for:
Depreciation for property, plant and equipment	1,646	4,643	4,939
Amortization for intangible assets	—	215	2,253
Loss on disposal of property, plant and equipment	—	957	1,378
Interest income	(14,445)	(17,458)	(16,458)
Foreign exchange gain	(8,969)	(387)	(1,044)
Interest expenses	968	263	—
Share-based compensation	823	1,888	1,040
Operating profit before working capital changes	314,117	225,812	128,305
Increase in trade receivable	(113,796)	(16,837)	(228,348)
(Increase)/decrease in prepayments to suppliers	(78.637)	(9,549)	8,109
Decrease/(increase) in inventories	1,750	(6,249)	(21,885)
Decrease in other receivables and prepayments	1,811	5,480	1,119
Increase/(decrease) in trade payables	37,272	6,933	(64,969)
Increase/(decrease) in deposits received from distributors	98,200	3,400	(1,700)
Increase/(decrease) in other payables and accruals	7,359	(3,965)	(4,963)
Cash generated by/(used in) operating activities	268,076	205,025	(184,332)
Interest expense paid	(968)	(263)	—
Income tax paid	(58,835)	(78,607)	(39,475)
Net cash generated by/(used in) operating activities	208,273	126,155	(223,807)
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	—	(50,000)	(80,000)
Proceeds from the disposal of property, plant and equipment	—	412	—
Acquisition of property, plant and equipment	(17,666)	(3,862)	(108)
Acquisition of intangible assets	—	(12,910)	—
Proceeds from VAT refund related to intangible assets	—	—	1,876
Deposit for land use right	(8,854)	—	—
Interest received	7,517	12,318	12,387
Net cash used in investing activities	(19,003)	(54,042)	(65,845)
Cash flows from financing activities:
Decrease in advance to and from director	(7,738)	—	—
Proceeds from short-term bank loans	165,000	82,500	—
Repayment of short-term bank loans	(165,000)	(82,500)	—
Purchase of treasury shares	(2,832)	(7,741)	—
Net cash used in financing activities	(10,570)	(7,741)	—
Net increase/(decrease) in cash and cash equivalents	178,700	64,372	(289,652)
Cash and cash equivalents at beginning of the year	862,797	1,031,930	1,096,103
Exchange losses on cash and cash equivalents	(9,567)	(199)	16
Cash and cash equivalents at end of the year	1,031,930	1,096,103	806,467

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

The financial statements for the three years ended December 31, 2011, 2012 and 2013 were authorized for issue by resolution of the board of directors on April 10, 2014. All of the Group’s customers are located in the PRC.

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

International Financial Reporting Standard (“IFRS”) 10, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. Specifically, the Company evaluated its agreements and relationships with its distributors and determined that, in the context of IFRS 10, the Company does not have control over its distributors through either (a) power over the distributor (b) exposure or rights, to variable returns from involvement with the distributor; or (c) the ability to use power over the distributor to affect the amount of the distributors returns. The rights and obligations under the distributor agreements allow the Company to manage and protect certain operational and display issues related to the Company’s brand and do not provide control, as defined in IFRS 10, over the distributors. Therefore, adoption of these amendments on January 1, 2013, did not have a material impact on the Company’s consolidated financial statements.

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

A reversal of an impairment loss is credited to the income statement in the period in which it arises. There was no impairment recorded during the years ended December 31, 2011, 2012 and 2013.

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

(n) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax and rebates and is generally higher for the Group’s autumn and winter collections and lower for spring and summer products due to seasonal weather and the differences in selling prices for seasonal collections. Accordingly, revenues, operating income and profits are typically higher in the second half of the year.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below.

(i) Sales of goods—distributors

The Group manufactures and sells a range of menswear products through distributors. Revenues are recognized upon delivery of products to distributors and when there is no unfulfilled obligation that could affect distributor acceptance of products. Delivery does not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors. The Group does not incur significant purchasing, receiving or warehousing costs. The Group does not charge its customers for delivery costs and handling fees. Delivery (freight) costs to distributors incurred by the Group are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. The Group accepts product returns from distributors for quality reasons and only if the distributors follow Group procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. Sales rebates are estimated based on anticipated annual purchases. No element of financing is deemed present as sales are made with a maximum credit term of 240 days.

(ii) Sales of goods—retail

The Group operates one retail outlet for the sale of menswear products. Revenues are recognized at the time of register receipt.

Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. The Group does not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and authorized retailers who bear all related program costs.

(iii) Interest income

Interest income is recognized using the effective interest method.

(o) Advertising

Expenditure on advertising and promotion activities is recognized as an expense when it is incurred. The Group’s promotion costs include payments under endorsement contracts. Accounting for endorsement payments is based upon specific contract provisions. Generally, endorsement payments are expensed on a straight-line basis over the terms of the contracts after giving recognition to performance compliance provisions of the contracts. Prepayments under the contracts are included in other receivables and prepayments.

(p) Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2012 and 2013.

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

(s) Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2011, 2012 and 2013, are discussed in Note 4.

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

Recently issued IFRSs

(a) New and amended standards adopted by the group

There are no IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2013 that had a material impact on the Group’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2013 and not early adopted

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

4. Profit before taxation

Profit before taxation is arrived at as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
After charging:
Cost of sales	775,137	922,326	932,639
Raw material consumed	17,665	401	-
Research and development expenses	10,609	22,251	32,940
Depreciation*	1,646	4,643	4,939
Amortization for intangible assets	—	215	2,253
Freight expenses	4,361	4,224	5,113
Advertising and promotion	39,120	74,017	96,706
Directors
—salaries and related costs	1,658	2,258	2,211
—social benefits contribution	11	49	48
—share-based compensation	—	363	208
Key management personnel (other than directors)
—salaries and related costs	2,142	3,137	3,863
—social benefits contribution	26	156	163
—share-based compensation	412	1,452	832
Other than directors and key management personnel
—salaries and related costs	11,409	12,625	12,889
—social benefits contribution	1,822	2,794	2,937
—share-based compensation	411	73	—

*	Depreciation expenses of approximately RMB325,000, RMB48,000 and nil have been included in cost of sales for the years ended December 31, 2011, 2012 and 2013, respectively.

Interest expense is charged to expense as incurred. During the year ended December 31, 2011, the Company borrowed RMB165 million in connection with general working capital purposes. The amounts were borrowed from PRC banks under short-term arrangements, generally six months, were collateralized by short term deposits with the banks, bore interest at 5.76% per annum, and resulted in interest expense of RMB1.0 million during 2011, which is included in general and administrative expenses. All amounts were fully repaid as of December 31, 2011. During the year ended December 31, 2012, the Company borrowed RMB82.5 million in connection with general working capital purposes. The amounts were borrowed from PRC banks under short-term arrangements, generally one month, unsecured, bore interest at 6.16% per annum, and resulted in interest expense of RMB263,000 during 2012, which is included in general and administrative expenses. During the year ended December 31, 2013, the Company did not have any borrowings.

5. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2011, 2012 and 2013. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%.

Deferred income tax liabilities of approximately RMB88.5 million and RMB79.0 million as of December 31, 2013 and 2012, respectively, have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested. Unremitted earnings totaled approximately RMB884.8 million and RMB790.5 million as of December 31, 2013 and 2012, respectively.

No deferred tax has been provided as there were no significant temporary differences that give rise to a deferred tax asset or liability at December 31, 2011, 2012 and 2013. The reconciliation between tax expense and accounting profit at applicable tax rates is as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Profit before taxation	334,094	235,691	136,197
Computed expected income tax expense	83,523	58,923	34,049
Income not subject to tax	(3,321)	(907)	(165)
Expenses not deductible for tax purposes	2,184	2,224	5,146
Income tax expense	82,386	60,240	39,030

6. Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

The weighted average ordinary shares outstanding were 231,843,561 for 2011, 229,544,101 for 2012 and 227,716,692 for 2013.

7. Property, plant and equipment

	Plant and machinery RMB’000	Motor vehicles and machinery RMB’000	Furniture, fixtures and office equipment RMB’000	Leasehold improvements RMB’000	Total RMB’000
Cost
At January 1, 2012	3,529	—	5,729	12,068	21,326
Additions	—	—	923	2,939	3,862
Disposals	(3,369)	—	(104)	—	(3,473)
Reclassification	(160)	2,005	(1,845)	—	—
At December 31, 2012	—	2,005	4,703	15,007	21,715
Additions	—	—	108	—	108
Disposals	—	—	—	(3,550)	(3,550)
At December 31, 2013	—	2,005	4,811	11,457	18,273
Accumulated depreciation
At January 1, 2012	1,883	—	629	1,152	3,664
Charge for the year	236	—	906	3,501	4,643
Disposals	(2,010)	—	(94)	—	(2,104)
Reclassification	(109	355	(246)	—	—
At December 31, 2012	—	355	1,195	4,653	6,203
Charge for the year	—	95	926	3,918	4,939
Disposals	—	—	—	(2,172)	(2,172)
At December 31, 2013	—	450	2,121	6,399	8,970
Net Book Value
At December 31, 2012	—	1,650	3,508	10,354	15,512
At December 31, 2013	—	1,555	2,690	5,058	9,303

All property, plant and equipment held by the Group are located in the PRC.

8. Intangible assets

Acquired computer software licenses RMB’000
Cost
At January 1, 2012	—
Additions	12,910
At December 31, 2012	12,910
Proceeds from VAT refund	(1,876)
At December 31, 2013	11,034
Accumulated amortization
At January 1, 2012	—
Charge for the year	215
At December 31, 2012	215
Charge for the year	2,253
At December 31, 2013	2,468
Net Book Value
At December 31, 2012	12,695
At December 31, 2013	8,566

9. Trade receivables

Trade receivables generally have credit terms ranging from 30 to 90 days in 2012 and from 30 to 240 days 2013. The aging analysis of trade receivables as at December 31, 2012 and 2013 was as follows:

	2012	2013
	RMB’000	RMB’000
—within 30 days	118,972	108,963
—31 to 60 days	187,360	213,254
—61 to 90 days	45,657	152,379
—91 to 120 days	—	77,463
—121 to 150 days	—	25,223
—151 to 180 days	—	3,055
—181 to 210 days	—	—
—211 to 240 days	—	—
	351,989	580,337

During the years ended December 31, 2012 and 2013, there were no trade receivables written off and no allowance for uncollectible amounts as the Group has not had any history of irrecoverable amounts in the past.

10. Inventories

	2012	2013
	RMB’000	RMB’000
Raw materials	9	466
Finished goods	10,148	31,576
	10,157	32,042

During the years ended December 31, 2012 and 2013, there was no inventory written off and no allowance for inventory obsolescence.

11. Deposit for land use right and other receivables and prepayments

	As at December 31,
	2012	2013
	RMB’000	RMB’000
Interest receivable	12,068	16,139
Prepaid expenses	2,073	954
	14,141	17,093

At December 31, 2012 and 2013, deposits for land use rights consist of refundable deposits paid to the local PRC government in connection with the acquisition of land use rights in Fujian province. The terms of the acquisition are in negotiation, and there are no additional commitments in connection with the acquisition as of December 31, 2012 and 2013.

12. Share capital and additional paid-in capital

(a) Authorized share capital

In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation.

(b) Issued share capital and additional paid-in capital

	Number of Shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000
At December 31, 2012 and 2013	227,717	77	519,077	519,154

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

13. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. Transfers to the statutory reserve for the years ended December 31, 2011, 2012 and 2013 were RMB 24.7 million, RMB 18.1 million and RMB 10.5 million, respectively.

14. Deposits received from distributors and other payables and accruals

	As at December 31,
	2012	2013
	RMB’000	RMB’000
Provision for withholding tax	1,527	1,527
VAT payable	13,789	13,297
Deposits received from brand licensee	1,000	1,000
Accrued liabilities	17,718	13,247
	34,034	29,071

Accrued liabilities consist mainly of professional fees, transport costs, shop rack expenses, accrued wages and related staff welfare charges.

Deposits received from distributors consist of deposits received from distributors under distributorship agreements and for orders placed with the Group.

15. Commitments

Operating leases commitments

Future minimum lease payments under non-cancellable operating leases are as follows:

	As at December 31
	2012	2013
	RMB’000	RMB’000
Less than one year	2,818	2,004
Between one and five years	6,671	2,084
	9,489	4,088

At December 31, 2013, the amounts include future aggregate minimum lease payments under non-cancellable operating leases for properties located in the PRC.

Purchase commitments

At December 31, 2012 and 2013, the Group had outstanding purchase orders for approximately RMB296.1 million and RMB253.6 million, respectively.

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

As at December 31, 2012 and 2013, the Group’s financial instruments consisted primarily of cash and bank balances, trade and other receivables, and trade and other payables.

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

(c) Credit risk

The carrying amounts of trade receivables and other receivables represent the maximum exposure to credit risk in relation to its financial assets. The Group has significant concentrations of credit risk as its top ten customers comprise approximately 55.1% and 63.2% of the trade receivables balance at December 31, 2012 and 2013, respectively. These customers accounted for approximately 59.8%, 56.0% and 54.3%, of revenues for the years ended December 31, 2011, 2012 and 2013, respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2012 and 2013. One customer accounted for 11.0% of revenues for the year ended December 31, 2011.

Ongoing credit evaluation is performed on the customers’ financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.

No impairment loss was recognized at December 31, 2013 as no impairment indicators were present based on the aging at December 31, 2013 and the Group’s historical collection experience.

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

	Year Ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Property lease rental paid to a related party	984	984	984

Property lease rental paid represents payments to an entity controlled by Mr. Xu’s family. The lease is for ten years through December 2015 and provides for annual rent of RMB984,000, and includes a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters.

During the years ended December 31, 2011, 2012 and 2013, compensation expenses related to shares granted to employees by Mr. Xu were approximately RMB0.8 million, RMB1.9 million and RMB1.0 million, respectively, based on the quoted market price of the Company’s ADRs and estimated forfeitures. There was no unrecognized compensation cost at December 31, 2013.

19. Subsequent Events

We evaluated events that occurred subsequent to December 31, 2013 for disclosure in the financial statements and notes to the financial statements.