Form 20-F
period 2014-12-31
China Xiniya Fashion Ltd
filed 2015-04-28
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ___________

Commission file number: 001-34958

CHINA XINIYA FASHION LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

2nd Floor, 90 An Ling Er Road,

Xiamen City, Fujian Province 361010

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Chee Jiong Ng

Chief Financial Officer

Tel: +86 1365 5939 932

E-mail: ngcheejiong@xiniya.com

Fax: +86 595 8300 5707

2nd Floor, 90 An Ling Er Road,

Xiamen City, Fujian Province 361010

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value $0.00005 per share American depositary shares, each representing 16 ordinary shares	New York Stock Exchange* New York Stock Exchange

* Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014: 227,716,692 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

•

“ADSs” are to our American depositary shares. From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares, par value $0.00005 per share. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares, par value $0.00005 per share;

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

This annual report includes our audited consolidated statements of comprehensive income data for the years ended December 31, 2012, 2013 and 2014, and consolidated statements of financial position data as of December 31, 2013 and 2014.

We completed the initial public offering of 8,000,000 ADSs, each representing four ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XNY.” After the reverse stock split on December 18, 2014, from December 18, 2014 onwards, each ADS represents 16 ordinary shares.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which have been audited by GHP Horwath, P.C., an independent registered public accounting firm. The report of GHP Horwath, P.C. on our consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 is included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” The selected statements of comprehensive income data for the years ended December 31, 2010 and 2011 and the selected statements of financial position data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)
Selected Statement of Comprehensive Income Data
Revenues
Business casual	804,255	1,099,337	1,281,872	1,222,567	749,601	120,813
Business formal	84,611	66,567	80,256	77,460	49,375	7,958
Accessories	10,386	14,132	21,559	20,793	14,108	2,274
Total revenues	899,252	1,180,036	1,383,687	1,320,820	813,084	131,045
Operating costs and expenses
Cost of sales	(589,233)	(775,137)	(922,326)	(932,639)	(590,189)	(95,121)
Loss on inventory buyback	—	—	—	—	(274,266)	(44,203)
Selling and distribution expenses	(11,999)	(72,154)	(214,132)	(238,855)	(166,158)	(26,780)
Administrative expenses	(10,108)	(23,267)	(30,491)	(32,620)	(30,178)	(4,864)
Total operating costs and expenses	(611,340)	(870,558)	(1,166,949)	(1,204,114)	(1,060,791)	(170,968)
Operating Income/(Loss)	287,912	309,478	216,738	116,706	(247,707)	(39,923)
Interest and other income	847	24,616	18,953	19,491	22,271	3,589
Income/(Loss) Before Tax	288,759	334,094	235,691	136,197	(225,436)	(36,334)
Income tax (expense)/benefit	(36,413)	(82,386)	(60,240)	(39,030)	54,760	8,826
Net Income/(Loss)	252,346	251,708	175,451	97,167	(170,676)	(27,508)
Earnings/(loss) per ordinary share, basic and diluted(1)	1.24	1.09	0.76	0.43	(0.75)	(0.12)
Weighted average number of ordinary shares used in computing basic and diluted earnings per ordinary share	203,419,178	231,843,561	229,544,101	227,716,692	227,716,692	227,716,692
Earnings/(loss) per ADS(2)	19.84	17.44	12.16	6.88	(12.00)	(1.93)
Dividends declared per share	N/A	N/A	N/A	N/A	N/A	N/A

________________

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

(2)

From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by 16. Earnings/(loss) per ADS during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited, the share split effected on November 4, 2010 and the reverse stock split on December 18, 2014.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands)
Selected Statement of Financial Position Data
Cash and cash equivalents	862,797	1,031,930	1,096,103	806,467	985,097	158,769
Total current assets	1,094,865	1,464,142	1,611,284	1,646,724	1,537,589	247,814
Total non-current assets	6,660	27,190	37,061	26,723	75,309	12,138
Total assets	1,101,525	1,491,332	1,648,345	1,673,447	1,612,898	259,952
Total current liabilities	98,693	257,337	245,338	173,261	281,794	45,417
Net assets	1,002,832	1,233,995	1,403,007	1,500,186	1,331,104	214,535
Total shareholders’ equity	1,002,832	1,233,995	1,403,007	1,500,186	1,331,104	214,535
Total liabilities and equity	1,101,525	1,491,332	1,648,345	1,673,447	1,612,898	259,952

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 31, 2014, which was RMB6.2046 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 31, 2015, the exchange rate as published by the Federal Reserve Board was RMB6.1990 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate (1)
	Period End	Average (2)	Low	High
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0590
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2520	6.2695	6.2399
March	6.1990	6.2390	6.2741	6.1955

______________

(1)	The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Our Industry

We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men’s apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We spent approximately RMB74.0 million, RMB96.7 million and RMB56.8 million ($9.2 million) on our advertising and promotion activities in the years ended December 31, 2012, 2013 and 2014, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. Any negative publicity or disputes involving our Xiniya brand, products or the loss of any award accreditation associated with our Xiniya brand could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on distributors and authorized retailers to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors and our authorized retailers could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2014, our products were sold at 898 authorized retail outlets, including 81 outlets owned and managed by our distributors, three flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, 812 authorized retail outlets owned and managed by 759 authorized retailers supervised by our 26 distributors as well as one flagship outlet owned and directly operated by us. We generate substantially all of our revenues from the sales of our products to distributors. Sales generated by our five best-performing distributors accounted for 33.4%, 30.6% and 29.1% of our revenues in 2012, 2013 and 2014, respectively. During the same periods, sales to our single largest distributor accounted for 8.8%, 7.7% and 6.4%, respectively, of our revenues.

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

In order to improve sales performance in Inner Mongolia Autonomous Region and Hebei Province, we reorganized the distribution system in these areas and consolidated their management under the distributor based in Beijing. We and our existing distributors in Inner Mongolia Autonomous Region and Hebei Province mutually agreed to cease our business relationship immediately after these distributors fulfill their obligation to distribute the 2013 spring and summer collections to the authorized retailers. We have put in place transitional arrangements for the distributor in Beijing to take over the distribution of Xiniya branded products in Inner Mongolia Autonomous Region and Hebei Province. The distributor in Beijing has been responsible for the delivery of the 2013 fall and winter collections and beyond. In February 2014, a distributor in Dalian City was merged into the distributor in Shenyang Province due to its poor sales performance.

Due to the softening of China’s economic growth and a challenging retail environment, purchase orders from distributors fell by 9.8% in terms of total orders for the 2014 Spring and Summer Collection, by 48% for the 2014 Fall and Winter Collection and by 40.0% for the 2015 Spring and Summer Collection, when compared to the total orders of the corresponding period in the previous year.

In addition, due to the softening of China’s economic growth and a challenging retail environment, a net total of 685 retail outlets were closed in 2014, consisting of 180 new retail outlets opened, and 864 retail outlets and one flagship outlet closed. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and is subject to many factors beyond our control. In addition, the number and timing of new authorized outlets actually opened during any given period, and their contribution to our distributors’ performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:

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

Our distributors place advance purchase orders at our biannual sales fairs and we offer a credit period of 120 to 240 days to them. We had no overdue accounts receivable as at December 31, 2014. However, we may not be able to receive payment for our products on time or at all if our distributors encounter financial difficulties. While we perform routine credit evaluations of the financial condition of our distributors, we generally require no collateral from our distributors to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors may increase. If any distributor fails to pay us for its purchases in a timely manner, our financial condition and results of operations could be materially adversely affected.

Although China experienced significant economic recovery since 2009 from the global financial crisis and economic downturn, a global economic crisis of similar or more severe scale may reoccur. During recent years, the China economy is experiencing a softening of economic growth and the menswear industry is facing a downturn. The impact of a future economic downturn on our distributors cannot be predicted and may be severe, causing a significant deterioration of their businesses. If that happens, they may reduce the volume of their purchase orders significantly and fail to pay us in a timely manner or at all. As a result, our financial condition and results of operations may be materially adversely affected. In addition, if there are not sufficient products in the authorized retail outlets due to the reduction in purchase volume by our distributors, our brand image and reputation may be materially adversely affected.

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

We plan to open, or provide support to our distributors to open, additional flagship outlets in China. As of December 31, 2014, we supported three distributors in opening and operating three flagship outlets in three different cities. As we have only managed one flagship outlet in Quanzhou City, Fujian Province, we may not have sufficient experience and skills required for successfully managing such flagship outlet. Moreover, as our authorized retail network owned and managed by third parties expands and market penetration of our products increases, there could be competition among our company, our distributors and authorized retailers in the retail market. If we cannot succeed in our management of self-operated flagship outlet or fail to coordinate well with our distributors and authorized retailers to minimize the competition within this retail network, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

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

We plan to implement an enterprise resource planning, or ERP, system that will allow us to track sales at the authorized retail outlets on a timely basis. In January 2012, we entered into an agreement to utilize and customize Burgeon Programming and Design’s ERP software. Since January 2013, we have been using this ERP system internally for the initial phase. In our next phase, we will begin testing the ERP system at up to 400 points of sales. We spent approximately RMB11.0 million ($1.8 million) in the initial phase of ERP implementation. This ERP system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we may not be able to accurately track the inventory levels of our distributors or the authorized retail outlets on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors or authorized retailers cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operations and prospects.

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

Qiming Investment Limited, a British Virgin Islands company solely owned by Mr. Qiming Xu, our founder, chairman and chief executive officer, holds a significant percentage of our voting equity. As of December 31, 2014, Mr. Xu held approximately 59.0% of our outstanding share capital. As such, Mr. Xu, through Qiming Investment Limited, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. Our controlling shareholder may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

We currently outsource all of our production to third-party contractors in China. We currently use 36 contract manufacturers on a regular basis. In 2012, 2013 and 2014, approximately 29.1%, 32.3% and 36.4%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors, causing a material adverse effect on our financial condition, results of operations and prospects.

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

Our growth will impose significant additional responsibilities on our management, including the need to raise working capital, to identify, recruit, train and integrate additional employees and the coordination and cooperation with our distributors and authorized retailers. In addition, rapid and significant growth may place a strain on our administrative and operational infrastructure, in particular on our internal controls and financial reporting processes and systems. As our operations expand, we expect that additional resources will be required to manage new relationships with investors and additional distributors, as well as other third parties including contract manufacturers, equipment providers, consultants and others. Our ability to manage our working capital, operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, it may be difficult for us to execute our business strategies and a decrease in the market demand for our products and the corresponding drop in the sales of our products could result in an accumulation of inventory in the retail network and may materially adversely affect our business, financial condition, results of operations and prospects.

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

We operate in a labor-intensive industry. Although we currently outsource all of our production, we plan to construct new manufacturing and logistics facilities when we receive the necessary consents and approvals from the local PRC governments. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply and competition for these employees is intense. We incurred labor costs of RMB21.0 million in 2012, RMB21.5 million in 2013 and RMB19.2 million ($3.1 million) in 2014, representing 1.8% of our total operating costs in each of the corresponding periods. In line with the planned increase in in-house production capacity, we expect our labor costs to increase significantly. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC increase substantially and we cannot pass on such increase to our customers by increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.

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

Further, labor disputes, work stoppages or slowdowns at our facility or any of our contract manufacturers or suppliers or at construction or engineering firms to be engaged in the construction of our new manufacturing and logistics facilities could significantly disrupt our operations or our expansion plans. Delays caused by any such disruptions could materially adversely affect our production and revenues, which could have a material adverse effect on our business and results of operations.

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

All of our products are sold in China, except for buyback inventories that were sold outside of China through the Chinese local distribution channel. We may be exposed to product liability claims and we may, as a result, have to expend significant financial and managerial resources to defend against such claims. Such product liability claim risks may increase as laws on product liability begin to develop and mature in China and in other countries and regions where our products may be sold in the future. In line with common industry practice, we do not maintain product liability insurance coverage and our business, results of operations and prospects may be materially adversely affected by a successful product liability claim against us. In addition, we do not maintain third-party liability insurance against claims for property damage or personal injury. Regardless of the ultimate merits of a claim or dispute, we may face significant costs and expenses to defend against such claims or enter into settlement agreements. We may suffer serious damage to our reputation, be subject to material monetary damages and be subject to government investigations. In such cases, it may lead to fines and sanctions against us and result in negative public perception of our brand, all of which could have a material adverse effect on our business, prospects, financial condition, results of operations and prospects.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. However, we may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

All of our revenues have been generated in the PRC. Our sales and growth are dependent on consumer consumption and the continued improvement of macroeconomic conditions in the PRC, which in turn depend significantly on worldwide economic conditions and their impact on levels of consumer spending, which have recently deteriorated significantly in many countries and regions and may remain depressed for the near future. There are many factors affecting the level of consumer spending, including but not limited to, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment levels and general consumer confidence. In addition, we believe that our historical growth rates were largely dependent on the general growth of the PRC economy. Due to the softening of China’s economic growth and a challenging retail environment, purchase orders from distributors fell by 9.8% in total orders for the 2014 Spring and Summer Collection, by 48% for the 2014 Fall and Winter Collection and by 40.0% for the 2015 Spring and Summer Collection, when compared to the total orders of the corresponding period in the previous year. We can provide no assurance that the PRC will continue to grow at historical rates, or at all, and any slowdowns or declines in the PRC economy or the world economy in general may materially adversely affect consumer spending, as well as our prospects and operating results.

Our business may be materially adversely impacted by the global financial crisis and economic downturn.

The global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Under the prior tax regime, our operating subsidiary in the PRC, Fujian Xiniya, being a foreign-invested enterprise engaged in manufacturing, was entitled to an enterprise income tax exemption for two years commencing from the first profit-making year (after offsetting all tax losses carried forward from previous years), and a 50% tax reduction for the following three consecutive years. Fujian Xiniya enjoyed a full exemption from enterprise income tax in 2006 and 2007, as well as a 50% reduction of its current enterprise income tax rate of 25% in 2008, 2009 and 2010, which had a significant positive effect on our profit after taxation during the corresponding periods. However, under the EIT Law, Fujian Xiniya has been subject to a 25% tax rate since January 1, 2011. Because of the expiration of the partial exemption from enterprise income tax previously enjoyed by Fujian Xiniya, other considerations aside, the amount of our tax payments increased in 2012, 2013 and 2014. Any further increase of the enterprise income tax rate applicable to our PRC subsidiaries could have a material adverse effect on our financial condition and results of operations.

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

We are a Cayman Islands holding company and all of our income is ultimately derived from dividends that are paid by our subsidiaries in the PRC. The prior tax regime specifically exempted withholding taxes on dividend payments from our PRC subsidiary to foreign investors. However, under the EIT Law and its implementation rules, dividends payable to foreign enterprise investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place are subject to a 10% withholding tax, which may be reduced if a foreign enterprise investor is eligible for the benefits of a tax treaty with the PRC that provides for a different withholding arrangement. Pursuant to a tax arrangement between the PRC and Hong Kong, companies incorporated in Hong Kong may be subject to withholding taxes at a rate of 5% on dividends they receive from their PRC subsidiaries of which they directly hold at least 25% equity interests. As dividends from our PRC subsidiaries will be paid to us through Xiniya Hong Kong, our Hong Kong subsidiary that owns 100% equity interests in Fujian Xiniya and Xiniya (China) Company Limited, dividends paid to Xiniya Hong Kong may be subject to a withholding tax at the rate of 5%. However, on October 27, 2009, the State Administration of Taxation, or the SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner is a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. Further, the SAT promulgated the Notice on the Determination of Beneficial Ownership Under Tax Treaties on June 29, 2012, and the Notice on the Implementation of Determination of Residency Status related to the Arrangement Between the Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013. It is still unclear how the abovementioned Circular 601 and Notices are being implemented in practice by the SAT or its local counterparts. If Xiniya Hong Kong is not deemed to be a beneficial owner of Fujian Xiniya or Xiniya (China) Company Limited or to have Residency Status, dividends from those entities may be subject to withholding tax at the rate of 10% instead of 5%.

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

Under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing H&J Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to: (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of December 31, 2014 was RMB6.2 million ($1.0 million).

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

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, logistics facilities and retail outlets travel and transportation restrictions, import and export restrictions and a general slowdown in the PRC economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

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

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to March 31, 2015, the trading price of our ADSs on NYSE has ranged from a low of $0.46 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ADSs would be subject to delisting from the NYSE if we are unable to achieve and maintain compliance with the NYSE's continued listing standards.

Under the NYSE listing rules, we are required to maintain an average closing price of our ADSs of US$1.00 or higher over a 30-trading-day period. On June 20, 2014, we were notified by the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average per share closing price of our ADS for the consecutive 30 trading-day period ending on June 13, 2014 has fallen below the NYSE's share price requirements. Under the NYSE's rules, our ADS price and 30-trading-day average ADS price must be back above US$1.00 within six months following receipt of the notification from the NYSE in order for us to regain compliance with the minimum share price requirement. We changed the ratio of our ADS to ordinary share from 1:4 to 1:16, effective on December 18, 2014. We were notified by the NYSE that a calculation of the price of our ADSs for the 30-trading days ended February 2, 2015 indicated that the price of our ADSs was above the NYSE’s minimum requirement of US$1.00 based on a 30-trading day average and accordingly we were no longer considered below the US$1.00 continued listing criterion.

In addition to the minimum share price requirement noted above, the NYSE's continued listing standards applicable to us also include the following: (i) the average global market capitalization is not less than US$50 million over a 30-trading-day period and the stockholders' equity is not less than US$50 million; (ii) the average global market capitalization is not less than US$15 million over a 30-trading-day period. The violation of the latter requirement will result in immediate initiation of suspension and delisting procedures. We are currently in compliance with these two NYSE criteria for continued listing. However, if we are unable to maintain compliance with such NYSE criteria for continued listing, our ADSs would be subject to suspension and delisting.

If we were unable to comply with the NYSE's continued listing standards, there may be a significant decline in the trading price, trading volume and liquidity of our ADSs. We also expect that the suspension and delisting of our ADSs would lead to decreases in analyst coverage and market-making activity relating to our ADSs, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our ADSs holders to sell their ADSs at prices comparable to those in effect prior to delisting or at all.

We believe that we were and may continue to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the quarterly average of our assets for the taxable year ended December 31, 2014, we believe that we were a PFIC for the taxable year ended December 31, 2014 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash raised in our initial public offering. Accordingly, we cannot assure you that we will not continue to be a PFIC for our current taxable year ending December 31, 2015 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person, unless such U.S. person makes a timely “mark-to-market” election that may mitigate these consequences. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2014, we had 227,716,692 ordinary shares outstanding, including 85,121,696 ordinary shares represented by 5,320,106 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Our ADSs were listed on the New York Stock Exchange on November 23, 2010. We changed the ratio of our ADS to ordinary share from 1:4 to 1:16, effective on December 18, 2014.

The following diagram illustrates our current corporate structure:

On September 23, 2011, Xiniya (China) Company Limited, a wholly owned subsidiary of Xiniya Hong Kong, was incorporated in China for the purpose of operating manufacturing and logistics facilities we plan to build in Quanzhou City, Fujian Province. Through Xiniya (China) Company Limited, we have applied to the local PRC government to acquire land use rights for new manufacturing and logistics facilities. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistics facilities.

On December 30, 2011, Xiamen Xiniya Enterprise Management Consulting Co., Ltd, a wholly owned subsidiary of Fujian Xiniya, was incorporated in China for the purpose of operating our corporate headquarters in Xiamen City, Fujian Province.

Our principal executive offices are located at 2ndfloor, 90 An Ling Er Road, Xiamen City, Fujian Province 361010, the People’s Republic of China. Our telephone number at this address is (86-592) 331-5667, and our fax number is (86-592) 331-5677. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

B. Business Overview

We are a leading provider of men’s business casual apparel in China. We design and sell men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 800 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We primarily operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

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

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of December 31, 2014, covered 898 authorized retail outlets, including 81 outlets owned and managed by our distributors, three flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, 812 authorized retail outlets owned and managed by 759 authorized retailers supervised by our 26 distributors as well as one flagship outlet owned and directly operated by us.

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

Our authorized retail outlets, which are owned and managed by third parties, are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these authorized retail outlets are required to sell our products exclusively. Some of these retail outlets occupy unenclosed concession areas within multi-tenant premises. We focus significant efforts on the controlled growth and effective management of our retail network, including the quality and training of our distributors and authorized retailers, as well as the coordination of our product marketing activities across China. To promote our products, we conduct multi-channel marketing campaigns to reach our target customers through advertisements in various types of media, retail sales promotions and in-store marketing activities.

We sold approximately 6,464,000, 5,922,000 and 4,018,000 units of garments in 2012, 2013 and 2014, respectively. We currently outsource 100% of the production of our products to PRC-based third-party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

Our revenues decreased from RMB1,383.7 million in 2012 to RMB1,320.8 million in 2013 and further decreased to RMB813.1 million ($131.0 million) in 2014 and our net profit decreased from RMB175.5 million in 2012 to RMB97.2 million in 2013. We incurred a net loss of RMB170.7 million ($27.5 million) in 2014.

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

In July 2012, we entered into an agreement with Guangzhou Shuochen Clothing Development Co., Ltd., the Licensee, to grant it a sole license to use the registered Xiniya brand for designing, developing, marketing and selling leather shoes, bags and other goods through specialty retail outlets, including department store concessions in China, with effect from August 1, 2012 to November 30, 2018. The scope of the license is limited to business casual leather products, excluding existing Xiniya menswear products and non-business casual leather products. These licensed products may not be sold by the Licensee over the internet or through Xiniya’s existing distribution and retail channels. We will retain final design approval over products developed by the Licensee. By the end of the license term, the Licensee is expected to have opened in tier one, two and three cities in China at least 300 retail outlets and/or concessions that exclusively display and sell Xiniya business casual leather products. While such licensing has had no immediate impact on our financial results, we believe that this will help to increase our retail network and brand recognition over the long term as we continue to grow our brand.

Our Products

We currently offer a wide range of men’s leisure and business apparel and accessories that include the following three major types:

•	Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 92.5% and 92.2%, respectively, of our revenues in 2013 and 2014;

•	Business formal—including suits, business pants and dress shirts, which accounted for approximately 5.9% and 6.1%, respectively, of our revenues in 2013 and 2014; and

•	Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.6% and 1.7%, respectively, of our revenues in 2013 and 2014.

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

Design and Merchandising

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of December 31, 2014, our design and product development team consisted of 41 members, including six senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Tiande Liao, has more than 10 years of experience as a fashion designer. Most of our senior designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted wears. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.

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

We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors and managers of major retail outlets, especially during our biannual sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2012, 2013 and 2014, we introduced over 1,500 new designs to the market.

Production

We have applied, through our wholly owned subsidiary Xiniya (China) Holdings Limited, to the relevant governmental authorities in Quanzhou City, Fujian Province to acquire land use rights for new manufacturing and logistics facilities. In 2011, a refundable deposit of RMB8.9 million was paid to the local China government in connection with the acquisition of land use rights. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistics facilities. Any future plans for the construction of new manufacturing and logistics facilities and resumption of our own production remain subject to receipt of all necessary financing and governmental approvals, among other variables.

In 2012, 2013 and 2014, we outsourced the production of approximately 99.8%, 100.0% and 100.0%, respectively, of our products in terms of unit volume to PRC-based third-party contract manufacturers, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2012, 2013 and 2014, we had 50, 39 and 36 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and construction that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB887.2 million, RMB890.5 million and RMB551.6 million ($88.9 million) in 2012, 2013 and 2014, respectively, accounting for approximately 96.2%, 95.5% and 93.5% of our total cost of sales in the respective periods.

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

Our Distribution Network

All of our products are sold to customers in China, except for those buyback inventories that were sold outside of China through the Chinese local distribution channel. We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and eventually to end customers through authorized retail outlets owned and managed by distributors or authorized retailers. We believe our business model enables us to achieve growth by leveraging the resources of our distributors, as well as their expertise in retail distribution and management and local relationships.

As of December 31, 2014, our products were sold in 21 provinces, five autonomous regions and four municipalities in China, at 81 outlets owned and managed by our distributors, three flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, 812 authorized retail outlets owned and managed by 759 authorized retailers supervised by our 26 distributors as well as one flagship outlet owned and directly operated by us. We present our products to our distributors and authorized retailers at our sales fairs, which are held twice a year, usually in April and September of each year.

Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, all of our distributors are eligible to receive incentive rebates of a fixed percentage of their respective annual purchases from us. Revenues are shown net of, inter alia, rebates and such rebates are deducted from the accounts receivable from each of these distributors at the end of each year. In the years ended December 31, 2012, 2013 and 2014, we provided rebates in an aggregate amount of RMB67.6 million, RMB81.8 million and RMB53.2 million ($8.6 million), respectively. The reduction in rebates is primarily due to a decrease in revenues in 2014 based on which the rebates were calculated. The amounts that each distributor receives are used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new outlet launches and new product roll-outs, as well as recruitment of authorized retailers.

The following diagram illustrates the relationships among our company, our distributors, authorized retail outlets and end consumers as of December 31, 2014.

The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets were located as of December 31, 2014.

The table below sets forth the breakdown of our revenues by geographic region for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Eastern region(1)	394,430	28.5%	363,891	27.5%	232,569	37,483	28.6%
Central and southern region(2)	387,906	28.0%	360,457	27.3%	210,504	33,927	25.9%
Southwestern region(3)	206,196	14.9%	228,392	17.3%	157,294	25,351	19.3%
Northeastern region(4)	168,229	12.2%	159,622	12.1%	81,842	13,190	10.1%
Northwestern region(5)	131,320	9.5%	132,087	10.0%	84,008	13,540	10.3%
Northern region(6)	95,606	6.9%	76,371	5.8%	46,867	7,554	5.8%
	1,383,687	100.0%	1,320,820	100.0%	813,084	131,045	100.0%

_________________

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Chongqing and Tibet Autonomous Region.
(4)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(5)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.
(6)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

Distributors

We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Shandong Province, Guangdong Province and Fujian Province, where we have two distributors covering different regions within each province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men’s apparel brands. Our distributors are also required to maintain uniform standards in respect of outlet displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a monthly basis. The number of our distributors increased from 23 in 2006 to 26 as of December 31, 2014. In 2012, 2013 and 2014, approximately 99.5%, 99.7% and 99.6% of our revenues was generated from sales to our distributors, respectively.

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

In 2013, in order to improve sales performance in Inner Mongolia Autonomous Region and Hebei Province, we reorganized the distribution system in these areas and consolidated their management under the distributor based in Beijing. We and our existing distributors in Inner Mongolia Autonomous Region and Hebei Province mutually agreed to cease our business relationship immediately after these distributors fulfilled their obligation to distribute the 2013 spring and summer collections to the authorized retailers. We have put in place transitional arrangements for the distributor in Beijing to take over the distribution of Xiniya branded products in Inner Mongolia Autonomous Region and Hebei Province. The distributor in Beijing has been and is responsible for the delivery of the 2013 fall and winter collections and beyond. In February 2014, a distributor in Dalian City was merged into the distributor in Shenyang Province due to its poor sales performance.

The following table summarizes by region the number of our distributors for the periods indicated.

	As of December 31,
	2012	2013	2014
Eastern region(1)	8	8	8
Central and southern region(2)	6	6	6
Southwestern region(3)	4	4	4
Northern region(4)	4	2	2
Northeastern region(5)	4	4	3
Northwestern region(6)	3	3	3
Total	29	27	26

_____________

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Province.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Chongqing and Tibet Autonomous Region.
(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(6)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

The top three regions, namely the eastern, central and southern and southwestern regions, accounted for 71.4%, 72.1% and 73.8%, respectively, of our total revenues for the years ended December 31, 2012, 2013 and 2014. These regions have the highest concentration of sales to distributors and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality.

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

	As of December 31, 2012		As of December 31, 2013		As of December 31, 2014
	Managed by Distributors	Managed by Authorized Retailers	Managed by Distributors	Managed by Authorized Retailers	Managed by Distributors	Managed by Authorized Retailers
Anhui	5	42	9	48	7	32
Beijing	1	—	1	—	1	—
Chongqing	8	61	8	56	7	40
Fujian (1)	6	91	6	84	5	40
Gansu	2	22	3	23	—	13
Guangdong (2)	2	62	3	54	2	21
Guangxi	9	85	9	69	7	38
Guizhou	3	55	2	61	1	46
Hainan (3)	—	2	—	1	—	—
Heilongjiang	6	77	4	73	4	46
Hebei (4)	—	41	—	34	—	22
Henan	7	90	6	91	5	54
Hubei	8	74	4	71	1	43
Hunan	8	140	12	112	11	34
Inner Mongolia (4)	—	44	—	41	—	33
Jiangsu	1	65	1	54	1	19
Jiangxi	6	47	4	46	2	17
Jilin	—	35	—	35	—	19
Liaoning	8	72	1	60	—	12
Ningxia (5)	—	4	—	4	—	9
Qinghai (6)	—	—	1	1	1	3
Shaanxi	—	53	1	51	2	32
Shandong (7)	3	77	3	75	1	21
Shanghai (8)	—	1	—	1	—	1
Shanxi	1	33	1	37	1	25
Sichuan	8	65	—	78	2	57
Tianjin (9)	—	4	—	4	—	3
Tibet (10)	—	—	—	—	—	1
Xinjiang	15	54	15	53	14	47
Yunnan	6	64	7	71	7	54
Zhejiang	5	130	3	90	3	30
Total	118	1,590	104	1,478	85	812

________________

(1)	We currently have two distributors in Fujian Province covering different regions within Fujian Province.
(2)	We currently have two distributors in Guangdong Province covering different regions within Guangdong Province.
(3)	We currently do not have a distributor covering Hainan Province. Our retail outlets located in Hainan Province are authorized and supervised by our distributor for Guangdong Province.
(4)	Our Beijing distributor manages Hebei Province and Inner Mongolia Autonomous Region since July 2013.
(5)	We currently do not have a distributor covering Ningxia Autonomous Region. Our retail outlets located in Ningxia Autonomous Region are authorized and supervised by our distributor for Gansu Province.
(6)	We currently do not have a distributor covering Qinghai Province. Our retail outlets located in Qinghai Province are authorized and supervised by our distributor for Gansu Province.
(7)	We currently have two distributors in Shandong Province covering different regions within Shandong Province.
(8)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.
(9)	We currently do not have a distributor covering Tianjin. Our retail outlets located in Tianjin are authorized and supervised by our distributor for Beijing.
(10)	We currently do not have a distributor covering Tibet Autonomous Region. Our retail outlet located in Tibet Autonomous Region is authorized and supervised by our distributor for Sichuan Province.

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

•

Minimum purchase requirement and deposit: Each of our distributors is expected to purchase a minimum amount of our products each year, which, for example, ranges from RMB11.0 million to RMB75.0 million in 2014, as specified in the respective distributorship agreements, and pay a deposit to us that is refundable, provided that such distributor does not materially breach its distributorship agreement with us. If a distributor fails to meet the minimum purchase amount, we have the right to terminate its distributorship agreement and withhold part or all of the deposit as a penalty.

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

Sales generated by our five best-performing distributors accounted for approximately 33.4%, 30.6% and 29.1% of our revenues in the years ended December 31, 2012, 2013 and 2014, respectively. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

Management and Growth Control of Our Authorized Retail Network

Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 68 dedicated members, is primarily responsible for approaching potential distributors, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform outlet design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with the operators of retail outlets supervised by our distributors, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.

Expansion Plans For Our Authorized Retail Network

Although a net total of 685 retail outlets were closed in 2014, consisting of 180 new retail outlets opened, 864 retail outlets and one flagship outlet closed, which was primarily due to China’s softening economy and a challenging retail environment, we still plan to expand our authorized retail network in China. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor. In addition, as an important part of our development strategy, we plan to open, or provide support to our distributors to open, new flagship outlets in select major cities in China. We believe a flagship outlet in a prime business district of a major city would showcase our complete line of products, attract prospective retailers to join us, attract consumer attention and promote our brand image. The flagship outlets will be designed and fitted out by us and managed either by us or by our distributors. In 2012, we owned and operated two flagship outlets and our distributors owned and operated five other flagship outlets. In 2013 and 2014, we owned and operated one flagship outlet in Quanzhou City in Fujian Province. Our distributors owned and are operating flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province and Urumqi City in Xinjiang Province.

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

Marketing and Advertising

We have conducted multi-channel marketing campaigns to advertise our products to our target customers through television commercials, advertising on indoor video displays, newspapers, magazines, the internet, public transportation and billboards and organizing regular and frequent in-store marketing activities and road shows.

We strategically select various other forms of advertising for our products. We primarily promote our brand image through billboards and television advertising, including advertisements during selected television programs on popular television channels in China. To expand our market presence, we also promote our brand through advertisements in fashion magazines, newspapers, indoor video displays, internet portals and other media. To maintain a consistent brand image, we internally design all our billboard advertisements.

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

In 2012, we advertised on billboard across 20 provinces in China and on CCTV-12. In 2013 and 2014, we advertised on billboard across 22 provinces in China.

In the years ended December 31, 2012, 2013 and 2014, our total advertising and promotional expenses amounted to approximately RMB74.0 million, RMB96.7 million and RMB56.8 million ($9.2 million), respectively, which accounted for approximately 5.3%, 7.3% and 7.0% of our revenues in the respective periods.

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

Insurance

All of our products are manufactured by our contract manufacturers. In addition, we do not own most of the retail outlets of our products and we have implemented a series of measures to minimize our inventory. As a result, our management has determined that the limited nature of any potential losses caused by any accident or incident does not warrant the purchase of property insurance. In line with the general practice of our industry in China, we do not maintain business interruption insurance, product liability insurance or key-man life insurance with respect to our executive officers.

Regulation

Set forth below are summaries of major PRC laws and regulations applicable to our operations and business.

Wholly Foreign-Owned Enterprise

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, which was promulgated on December 29, 1993 and subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005 and December 28, 2013. The Company Law also applies to foreign-invested limited liability companies. According to the Company Law, where laws on foreign investment have other stipulations, such stipulations shall apply.

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

Consumer Protection

The principal legal provisions for the protection of consumer interests are set out in the Consumer Protection Law, which was promulgated on October 31, 1993, as amended on October 25, 2013. The Consumer Protection Law effective as of January 1, 1994 which sets out standards of behavior which business operators must observe in their dealings with consumers, including the following:

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

Trademark Law

The PRC Trademark Law, which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013. The PRC Trademark Law effective as of March 1, 1983 which seeks to improve the administration of trademarks, protect the right to the exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.

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

Environmental Laws

According to the Environmental Protection Law which was amended on April 24, 2014 and became effective on January 1, 2015, the entities that cause environmental pollution and other public hazards shall incorporate the work of environmental protection into their plans and establish a responsibility system for environmental protection. These entities shall adopt effective measures to prevent and control the pollution and harm caused to the environment by waste gas, waste water, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities. Installations for the prevention and control of pollution at a construction project shall be designed, built and commissioned together with the principal part of the project. No permission shall be given for a construction project to be commissioned or used, until its installations for the prevention and control of pollution are examined and considered up to the standard by the competent department of the environmental protection administration that examined and approved the environmental impact statement.

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

Labor Contract Law

The PRC Labor Contract Law was promulgated on June 29, 2007, as amended on December 28, 2012, became effective on July 1, 2013. According to the Labor Contract Law of PRC labor contracts shall be entered into if labor relationships are to be established between an entity and its employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and shall pay to the employees’ wages which are no lower than local standards on minimum wages. The entity shall establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, educate employees in labor safety and sanitation in the PRC.

Production Safety Law

According to the PRC Production Safety Law effective as of November 1, 2002, as subsequently amended on August 27, 2009 and August 31, 2014, the production facilities shall be equipped with the conditions for safe production as provided in the Production Safety Law and other relevant laws, administrative regulations, national standards and industrial standards. Any entity that is not equipped with the conditions for safe production may not engage in production and business operation activities. The entity shall offer education and training programs to the employees thereof regarding production safety. The designing, manufacturing, installation, using, checking, maintenance, reforming and obsolescence of safety equipment shall be in conformity with the national standards or industrial standards. In addition, the production facilities shall provide labor protection articles that meet the national standards or industrial standards to the employees thereof, supervise and educate them to wear or use these articles according to the prescribed rules.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%, effective from January 1, 2008.

The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. On October 27, 2009, the SAT promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner shall be a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of avoiding tax and dividend transfers and is not engaged in any actual operations from being a beneficial owner. Further, the SAT promulgated the Notice on the Determination of Beneficial Ownership Under Tax Treaties on June 29, 2012, and the Notice on the Implementation of the Determination of Residency Status related to the Arrangement Between the Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013. It is still unclear how the abovementioned Circular 601 and Notices are being implemented in practice by the SAT or its local counterparts.

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

D. Property, Plant and Equipment

Our corporate headquarters are located in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space from a related party. We also lease facilities of approximately 18,000 square meters in Jinjiang City, Fujian Province. As of the date of this annual report, we manage one flagship store in Quanzhou City, Fujian Province with approximately 851 square meters of space leased from a related party.

In October 2005, we signed an operating lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, relating to 18,000 square meters of property, which includes a warehousing facility of 6,000 square meters, administrative areas of 6,000 square meters and employee residential areas of 6,000 square meters. The term of the lease is ten years starting from October 2005 and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

In March 2011, we signed a five-year operating lease agreement from April 1, 2011 to March 31, 2016 for our research and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,516 square meters of office space.

In December 2014, we signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, from January 1, 2015 to December 31, 2017 for our research and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year. In 2015, our corporate headquarters also moved to this location.

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

A. Operating Results

Overview

We are a leading provider of men’s business casual apparel in China. We design men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to consumers at over 800 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China, except for the buyback inventories that were sold outside of China through the Chinese local distribution channel. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. All of our products are sold to customers in China and are sold under our Xiniya brand. We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network are required to sell our products exclusively. We also have one flagship outlet owned and managed by us. In 2012, 2013 and 2014, we sold approximately 6,464,000, 5,922,000 and 4,018,000 units of garments, respectively, among which approximately 0.2%, nil and nil, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province. We outsourced the production of the rest of our products to PRC-based third-party contract manufacturers.

Our revenues decreased from RMB1,383.7 million in 2012 to RMB1,320.8 million in 2013 and further decreased to RMB813.1 million ($131.0 million) in 2014 and our net profit decreased from RMB175.5 million in 2012 to RMB97.2 million in 2013. We incurred a net loss of RMB170.7 million ($27.5 million) in 2014.

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

Our Relationships with, and the Business Performance of, Our Distributors and Their Authorized Retailers

We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors and their authorized retailers. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us or becomes bankrupt. In 2012, we provided rebates to all distributors. Such rebates are settled by offsetting the accounts receivable from each distributor at the end of the year. In 2013, we increased rebates provided to distributors to further enhance their ability to compete in an increasingly challenging retail environment. In 2014, the reduction in rebates was primarily due to a decrease in revenues based on which the rebates were calculated. In the years ended December 31, 2012, 2013 and 2014, we provided rebates to our distributors in an aggregate amount of RMB67.6 million, RMB81.8 million and RMB53.2 million ($8.6 million), respectively. Our five largest distributors accounted for an aggregate of 33.4%, 30.6% and 29.1% of our revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand

We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We spent approximately RMB74.0 million, RMB96.7 million and RMB56.8 million ($9.2 million) on our advertising and marketing activities for the years ended December 31, 2012, 2013 and 2014, respectively. Our advertising and promotional expenses increased in 2013 primarily due to billboard advertisements across 22 provinces in China. In 2014, we continued our advertising and promotional expenses in billboard advertisements across 22 provinces in China but at a reduced amount. We also work closely with our distributors and their authorized retailers in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program. We plan to continue to work closely with our distributors and their authorized retailers to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.”

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

Our Relationships with, and the Performance of, our Contract Manufacturers

We currently engage contract manufacturers to manufacture all of our products, including suits, wool sweaters and jeans, which are then sold by us to our distributors. In 2012, 2013 and 2014, we had 50, 39 and 36 contract manufacturers, respectively, and outsourced the production of approximately 99.8%, 100% and 100% of our products in terms of unit volume to PRC-based third-party contract manufacturers, respectively. In January 2012, we shut down production at our outdated manufacturing facility in Jinjiang City, Fujian Province. We have applied, through our wholly owned subsidiary Xiniya (China) Holdings Limited, to the relevant governmental authorities in Quanzhou City, Fujian Province to acquire land use rights for new manufacturing and logistics facilities. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistics facilities. Any future plans for the construction of new manufacturing and logistics facilities and resumption of our own production remain subject to receipt of all necessary financing and governmental approvals, among other variables. As the cost of sales of outsourced production is generally higher than the cost of sales of our own production, our profit margin may be adversely affected as we outsource all production to contract manufacturers in the foreseeable future.

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

Revenues

Our revenues decreased from RMB1,383.7 million in 2012 to RMB1,320.8 million in 2013 and further decreased to RMB813.1 million ($131.0 million) in 2014. Our revenues decreased to RMB1,320.8 million in 2013 primarily due to a decrease in sales volume partially offset by an increase in average unit selling price. The decrease in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,708 as of December 31, 2012 to 1,583 as of December 31, 2013. The decrease in revenues in 2013 was also affected by an increase in sales rebates to distributors to enhance their ability to compete in an increasingly challenging retail environment. Our revenues decreased to RMB813.1 million ($131.0 million) in 2014 primarily due to a decrease in sales volume as well as a decrease in average unit selling price. The decrease in the sales volumes was mainly attributable to a decrease in the number of our authorized retail outlets from 1,583 as of December 31, 2013 to 898 as of December 31, 2014, which was caused by softening of China’s economic growth and a challenging retail environment. The decrease in average unit selling price was mainly attributable to product mix.

The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	$
	(amounts in thousands, except average unit selling price)
Revenues	1,383,687	1,320,820	813,084	131,045
Cost of sales	(922,326)	(932,639)	(590,189)	(95,121)
Gross profit (excluding loss on inventory buyback)	461,361	388,181	222,895	35,924
Gross profit margin	33.3%	29.4%	27.4%	—
Number of units sold	6,464	5,922	4,018	—
Average unit selling price(1)	214.1	223.0	202.4	—

____________

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

The table below sets forth a breakdown of our revenues by product line for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	1,281,872	92.6%	1,222,567	92.5%	749,601	120,813	92.2%
Business formal	80,256	5.8%	77,460	5.9%	49,375	7,958	6.1%
Accessories	21,559	1.6%	20,793	1.6%	14,108	2,274	1.7%
	1,383,687	100.0%	1,320,820	100.0%	813,084	131,045	100.0%

We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 92.6%, 92.5% and 92.2% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Revenues from sales of our business formal apparel represented 5.8%, 5.9% and 6.1% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Our revenues from sales of accessories represented 1.6%, 1.6% and 1.7%, respectively, of our total revenues for the years ended December 31, 2012, 2013 and 2014.

Breakdown of Revenues by Sales Channel

We sell substantially all of our products to our distributors who then resell our products to authorized retailers, and retail consumers through retail outlets managed or authorized by such distributors. We also sell our products through our flagship outlet in Quanzhou City, Fujian Province.

The table below sets forth the breakdown of our revenues by sales channel for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Distributors	1,376,595	99.5%	1,317,227	99.7%	810,108	130,566	99.6%
Flagship outlet	7,092	0.5%	3,593	0.3%	2,976	479	0.4%
	1,383,687	100.0%	1,320,820	100.0%	813,084	131,045	100.0%

Revenues generated from sales to distributors accounted for 99.5%, 99.7% and 99.6%, respectively, of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues.

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Cost of sales	922,326	66.7%	932,639	70.6%	590,189	95,121	72.7%
Loss on inventory buyback	—	—	—	—	274,266	44,203	33.7%
Selling and distribution expenses(1)	214,132	15.5%	238,855	18.1%	166,158	26,780	20.4%
Administrative expenses	30,491	2.2%	32,620	2.5%	30,178	4,864	3.7%
Total operating costs and expenses	1,166,949	84.4%	1,204,114	91.2%	1,060,791	170,968	130.5%

(1)	We do not incur significant purchasing, receiving or warehousing costs for our inventory.

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

In 2012, 2013 and 2014, we sold approximately 6,464,000, 5,922,000 and 4,018,000 units of garments, respectively, among which approximately 0.2%, nil and nil, respectively, were manufactured by us at our former production facility in Jinjiang City, Fujian Province, which we closed in January 2012.

The following table sets forth a breakdown of our cost of sales for the periods indicated.

	For the Year Ended December 31,
	2012			2013			2014
	RMB	% of Cost of Our Own Production	%of Cost of Sales	RMB	% of Cost of Our Own Production	% of Cost of Sales	RMB	$	% of Cost of Our Own Production	%of Cost of Sales
	(amounts in thousands, except for percentages)
Own production
Raw materials	1,015	55.1%	0.1%	—	—	—	—	—	—	—
Direct labor	279	15.2%	0.0%	—	—	—	—	—	—	—
Sub-contracting expenses	29	1.6%	0.0%	—	—	—	—	—	—	—
Overhead	518	28.1%	0.1%	—	—	—	—	—	—	—
Sub-total	1,841	100.0%	0.2%	—	—	—	—	—	—	—

Outsourced production purchases	887,155	N/A	96.2%	890,477	N/A	95.5%	551,624	88,906	N/A	93.5%
Research and development expenses	22,251	N/A	2.4%	32,940	N/A	3.5%	35,822	5,773	N/A	6.1%
Tax	11,079	N/A	1.2%	9,222	N/A	1.0%	2,743	442	N/A	0.4%
Total	922,326	N/A	100.0%	932,639	N/A	100.0%	590,189	95,121	N/A	100.0%

Cost of sales for our outsourced production accounted for 96.2%, 95.5% and 93.5% of our total cost of sales, respectively, in the years ended December 31, 2012, 2013 and 2014.

The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	Amount		% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	842,962	91.4%	853,305	91.5%	540,967	87,188	91.7%
Business formal	52,760	5.7%	54,178	5.8%	35,653	5,746	6.0%
Accessories	15,525	1.7%	15,934	1.7%	10,825	1,745	1.8%
Taxes	11,079	1.2%	9,222	1.0%	2,744	442	0.5%
Total	922,326	100.0%	932,639	100.0%	590,189	95,121	100.0%

Loss on inventory buyback

In recent years, the gradual slowdown in China’s economy resulted in a slowdown in demand in menswear and, in turn, led to a substantial oversupply in the menswear market with inventories increasing rapidly across the retail channels of many menswear companies. The supply and demand imbalance has led to excess inventory. In response, menswear companies began offering frequent discounts and promotions to reduce inventories which led to store closure and shrinking profits in the industry. Furthermore, some menswear brands are repurchasing excess inventory from their retail channels in order to improve performance and healthy development of their partners. In 2014, although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we implemented an initiative to buyback certain excessive inventory manufactured in the past years from certain distributors so that the relationship with our authorized retailers and distributors can be developed in a healthier long-term manner. We bought back approximately RMB252.4 million ($40.7 million) of inventory from certain distributors in 2014 and this inventory was written down by RMB99.6 million ($16.1 million). During 2014, we sold part of this buyback inventory outside of China through the Chinese local distribution channel and incurred a loss of RMB38.5 million ($6.2 million). Subsequent to December 31, 2014, we sold all remaining buyback inventory outside of China through the Chinese local distribution channel.

In addition, although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the inventory buyback initiative implemented in 2014 gives rise to similar expectation from us that we may implement a similar inventory buyback initiative in 2015 which, in turn, gives rise to a constructive obligation. An unrealized loss of RMB136.2 million ($22.0 million) was provided for such constructive obligation.

Selling and Distribution Expenses

Selling and distribution expenses primarily include advertising and promotion expenses, expenses relating to shop rack, signage and various outlet-related accessories for authorized retail outlets, freight expenses, sales fair expenses, marketing planning expenses, training expenses, traveling expenses, flagship outlet renovation amortization and rental expenses, and packaging expenses. Our selling and distribution expenses were RMB214.1 million, RMB238.9 million and RMB166.2 million ($26.8 million) in 2012, 2013 and 2014, respectively.

In 2012, we recorded RMB74.0 million in connection with advertisements on China national television channel CCTV-12 and billboard advertisements across 20 provinces in China. In 2013 and 2014, we recorded RMB96.7 million and RMB56.8 million ($9.2 million), respectively, in connection with billboard advertisements across 22 provinces in China. For the years ended December 31, 2012, 2013 and 2014, our advertising and promotion expenses represented 5.3%, 7.3% and 7.0%, respectively, of our revenues.

In 2012, we paid for shop rack, signage and various outlet-related accessories for 254 new retail outlets and refurbished 201 existing retail outlets, including expanding floor space for 12 existing retail outlets. In 2013, we paid for shop rack, signage and various outlet-related accessories for 213 new retail outlets and refurbished 246 existing retail outlets, including expanding floor space for 53 existing retail outlets. In 2014, we paid for shop rack, signage and various outlet-related accessories for 180 new retail outlets and refurbished 169 existing retail outlets, including expanding floor space for 44 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help to attract new consumers and improve the presentation of our products to consumers, all in an effort to enhance retail outlet sales in the future. For the years ended December 31, 2012, 2013 and 2014, these expenses were RMB86.9 million, RMB93.7 million and RMB81.4 million ($13.1 million) respectively and represented 6.3%, 7.1% and 10.0%, respectively, of our revenues.

We recorded training expenses of RMB18.6 million, RMB7.5 million and RMB3.3 million ($0.5 million) in 2012, 2013 and 2014 respectively in connection with professional fees paid to external professional trainers for training provided to our distributors, authorized retailers, store managers and retail sales staff across China in order to improve sales performance of each authorized retail outlet. These training courses covered areas such as management of store, inventory and sales staff, management of store performance goals, resource allocation, training of store manager and sales staff to improve their services to consumers, which include color matching skills, apparel display, etiquette and so forth.

We recorded consultancy expenses of RMB12.8 million, RMB10.0 million and RMB5.7 million ($0.9 million) in 2012, 2013 and 2014 respectively in connection with consultancy fees paid to professional consultants for devising promotional plans and activities for authorized retail outlets; and for concept, design, printing and distributing magazines showcasing our Spring / Summer and Fall / Winter collections, authorized retailer recruitment booklets and retail channel training booklets.

We recorded packaging expenses for delivering goods to our distributors and printing expenses for Xiniya brand shopper bags of RMB1.8 million, RMB12.1 million and RMB10.6 million ($1.7 million) in 2012, 2013 and 2014 respectively.

We organize two sales fair a year, usually in April for our fall and winter collections and in September for our spring and summer collections, for our distributors and authorized retailers to attend and place their orders with us. We generated substantially all of our revenue through our two sales fair. We recorded RMB8.6 million, RMB7.2 million and RMB1.2 million ($0.2 million) in sales fair expenses in 2012, 2013 and 2014 respectively.

In 2012, we owned and operated two flagship outlets in Quanzhou City and our distributors owned and operated five other flagship outlets. In 2013, we owned and operated one flagship outlet in Quanzhou City and our distributors owned and operated four other flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province, Urumqi City in Xinjiang Province and Shenyang City in Liaoning Province as we closed one of our flagship outlets in Quanzhou City, a distributor in Chengdu City in Sichuan Province closed one flagship outlet and another distributor relocated one flagship outlet from Zun Yi City in Guizhou Province to Bi Jie City in Guizhou Province. In 2014, we owned and operated one flagship outlet in Quanzhou City and our distributors owned and operated three other flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province and Urumqi City in Xinjiang Autonomous Region as a distributor in Liaoning Province closed one flagship outlet. We used some of the proceeds received from our initial public offering to pay for the renovation and rack related expenses for these flagship outlets. We recorded RMB4.8 million, RMB5.2 million and RMB2.7 million ($0.4 million) in flagship outlet renovation and rental expenses in 2012, 2013 and 2014 respectively.

We do not incur significant purchasing, receiving or warehousing costs for our inventory. We account for freight expenses as selling and distribution expenses. We recorded RMB4.2 million, RMB5.1 million and RMB3.6 million ($0.6 million) respectively, in freight expenses in 2012, 2013 and 2014. For the years ended December 31, 2012, 2013 and 2014, freight expenses represented 0.3%, 0.4% and 0.4%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.

 Administrative Expenses

Our administrative expenses were RMB30.5 million, RMB32.6 million and RMB30.2 million ($4.9 million) in 2012, 2013 and 2014, respectively, and consisted primarily of salary, social insurance, office rental, transportation, telecommunication, share-based compensation and other expenses, as well as professional fees and public company listing fees.

Salary and social insurance payments to our staff increased from approximately RMB17.3 million in 2012 to RMB18.0 million in 2013 primarily due to the increase in salaries, but decreased to RMB16.1 million ($2.6 million) in 2014 primarily due to the reduction in headcount. For the years ended December 31, 2012, 2013 and 2014, salary and social insurance expenses represented 1.3%, 1.4% and 2.0%, respectively, of our revenues.

As a result of our initial public offering in November 2010, we incurred professional and related fees of RMB2.8 million, RMB4.0 million and RMB3.7 million ($0.6 million) in 2012, 2013 and 2014, respectively and share-based compensation expenses of RMB1.9 million, RMB1.0 million and RMB0.9 million ($0.1 million) for certain employees in 2012, 2013 and 2014, respectively.

We incurred office rental, electricity, office, transportation, telecommunication and other expenses of RMB4.8 million, RMB7.0 million and RMB7.0 million ($1.1 million) in 2012, 2013 and 2014, respectively.

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

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Provisions for estimated sales return were estimated at nil, nil and 5% in 2012, 2013 and 2014 respectively. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 240 days for our distributors, which is consistent with market practice. Credit terms were 30 days from January 2009 to September 2009, ranged from 30 to 90 days from October 2009 to 2012, ranged from 30 to 240 days in 2013 and ranged from 120 days to 240 days in 2014.

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we implemented an initiative in 2014 to buyback certain excessive inventory from certain distributors so that the relationship with authorized retailers and distributors can be developed in a healthier long-term manner.

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

Impairment of Trade and Other Receivables

We assess the collectability of trade and other receivables. Such assessment is based on the credit history of our distributors and current market conditions. We reassess the impairment losses at each statement of financial position date and make provisions, if necessary.

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

Provision for Estimated Sales Return

We reassess the provision for estimated sales return at each statement of financial position date based on current market conditions and adjust provision, if necessary.

Provision for Liability

We reassess the provision for constructive liability at each statement of financial position date based on current market conditions and adjust provision, if necessary.

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

Share-based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2014.

In connection with our initial public offering in November 2010, Mr. Qiming Xu, our founder and chairman, granted ordinary shares held by him to certain employees in recognition of their contributions to our growth in the past and in order to give them an equity-based incentive to encourage their continued employment with us.

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

Results of Operations

The following tables present our summary statements of operations for each of the years ended December 31, 2012, 2013 and 2014. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	$
	(amounts in thousands, except for percentages)
Revenues
Business casual	1,281,872	1,222,567	749,601	120,813
Business formal	80,256	77,460	49,375	7,958
Accessories	21,559	20,793	14,108	2,274
Total revenues	1,383,687	1,320,820	813,084	131,045
Operating Costs and Expenses
Cost of sales	(922,326)	(932,639)	(590,189)	(95,121)
Loss on inventory buyback	—	—	(274,266)	(44,203)
Selling and distribution expenses	(214,132)	(238,855)	(166,158)	(26,780)
Administrative expenses	(30,491)	(32,620)	(30,178)	(4,864)
Total operating costs and expenses	(1,166,949)	(1,204,114)	(1,060,791)	(170,968)
Operating Income/(Loss)	216,738	116,706	(247,707)	(39,923)
Interest and other income	18,953	19,491	22,271	3,589
Income/(Loss) Before Tax	235,691	136,197	(225,436)	(36,334)
Income tax (expenses)/benefits	(60,240)	(39,030)	54,760	8,826
Net Profit/(Loss)	175,451	97,167	(170,676)	(27,508)
Other comprehensive income
Exchange difference on translation of financial statements of entities outside the mainland of the People’s Republic of China	(586)	(1,028)	681	110
Total comprehensive income/(loss) for the year	174,865	96,139	(169,995)	(27,398)
Net profit/(loss) margin (%)	12.7%	7.4%	(21.0)%	(21.0)%

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues

Our revenues decreased by RMB507.7 million ($81.8 million) or 38.4% from RMB1,320.8 million in 2013 to RMB813.1 million ($131.0 million) in 2014. This decrease was primarily attributable to a decrease of 32.2% in sales volume from approximately 5,922,000 units in 2013 to approximately 4,018,000 units in 2014, which resulted in a RMB422.6 million ($68.1 million) decrease in revenue and a decrease in average unit selling price from RMB223.0 in 2013 to RMB202.4 ($32.6), which resulted in a RMB85.1 million ($13.7 million) decrease in revenues. The decrease in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,583 as of December 31, 2013 to 898 as of December 31, 2014 as well as the softening of China’s economic growth and a challenging retail environment. The decrease in average unit selling price is primarily due to product mix.

Revenues generated from the sales of our business casual apparel products decreased by RMB473.0 million ($76.2 million) or 38.7% from RMB1,222.6 million in 2013 to RMB749.6 million ($120.8 million) in 2014. This decrease was primarily due to a decrease of 31.8% in sales volume from approximately 5,265,000 units in 2013 to approximately 3,589,000 units in 2014, which resulted in a RMB389.3 million ($62.7 million) decrease in revenues and a decrease of 10.0% in average unit selling price from RMB232.2 in 2013 to RMB208.9 ($33.7) in 2014, which resulted in a RMB83.7 million ($13.5 million) decrease in revenues.

Revenues generated from the sales of our business formal apparel products decreased by RMB28.0 million ($4.5 million) or 36.1% from RMB77.5 million in 2013 to RMB49.4 million ($8.0 million) in 2014. The decrease was primarily due to a decrease of 32.9% in sales volume from approximately 419,000 units in 2013 to approximately 281,000 units in 2014, which resulted in a RMB25.4 million ($4.1 million) decrease in revenues and a decrease of 5.0% in average unit selling price from RMB184.9 in 2013 to RMB175.7 in 2014, which resulted in a RMB2.6 million ($0.4 million) decrease in revenues.

Revenues generated from the sales of our accessory products decreased by RMB6.7 million ($1.1 million) or 32.2% from RMB20.8 million in 2013 to RMB14.1 million ($2.3 million) in 2014. The decrease was primarily due to a decrease of 37.8% in sales volume from approximately 238,000 units in 2013 to approximately 148,000 units in 2014, which resulted in a RMB7.9 million ($1.3 million) decrease in revenues, offset in part by an increase of 9.0% in average unit selling price from RMB87.4 in 2013 to RMB95.3 ($15.4) in 2014, which resulted in a RMB1.2 million ($0.2 million) increase in revenues.

Cost of Sales

Our cost of sales decreased by RMB342.4 million ($55.2 million) or 36.7% from RMB932.6 million in 2013 to RMB590.2 million ($95.1 million) in 2014. The decrease was consistent with the decrease in revenues and was primarily attributable to a decrease of 32.2% in sales volume from approximately 5,922,000 units in 2013 to approximately 4,018,000 units in 2014. The decrease in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,583 as of December 31, 2013 to 898 as of December 31, 2014 as well as the softening of China’s economic growth and a challenging retail environment.

Loss on Inventory Buyback

In recent years, the gradual slowdown in China’s economy resulted in a slowdown in demand in menswear and, in turn, led to a substantial oversupply in the menswear market with inventories increasing rapidly across the retail channels of many menswear companies. The supply and demand imbalance has led to excessive inventory. In response, menswear companies began offering frequent discounts and promotions to reduce inventory level which led to store closure and shrinking profits in the industry. Furthermore, some menswear brands have been repurchasing excess inventory from their retail channels in order to improve performance and healthy development of their partners. In 2014, although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we implemented an initiative to buyback certain excessive inventory manufacture in the past years from certain distributors so that the relationship with our authorized retailers and distributors can be developed in a healthier long-term manner. We bought back approximately RMB252.4 million ($40.7 million) of inventory from certain distributors in 2014 and this inventory was written down by RMB99.6 million ($16.1 million). During 2014, we sold part of this buyback inventory outside of China through the Chinese local distribution channel and incurred a loss of RMB38.5 million ($6.2 million). Subsequent to December 31, 2014, we sold all remaining buyback inventory outside of China through the Chinese local distribution channel.

In addition, although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the inventory buyback initiative implemented in 2014 gives rise to similar expectation from us that we may implement a similar inventory buyback initiative in 2015 which, in turn, gives rise to a constructive obligation. An unrealized loss of RMB136.2 million ($22.0 million) was provided for such constructive obligation.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by RMB72.7 million ($11.7 million) or 30.4% from RMB238.9 million in 2013 to RMB166.2 million ($26.8 million) in 2014, primarily due to decreases in advertising and promotion expenses, shop rack expenses, sales fair expenses, consultancy expenses, training expenses and flagship outlet renovation and rental expenses.

Our advertising and promotion expenses decreased by RMB39.9 million ($6.4 million) or 41.3% from RMB96.7 million in 2013 to RMB56.8 million ($9.2 million) in 2014, primarily due to reduction in billboard advertisements across 22 provinces in 2014. These billboards are intended to enhance brand awareness of our products and are specifically targeted at travelers and prospective authorized retailers.

Our shop rack expenses decreased by RMB12.3 million ($2.0 million) or 13.1% from RMB93.7 million in 2013 to RMB81.4 million ($13.1 million) in 2014. Since July 2011, as part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished in or after July 2011. In 2014, we paid for shop rack, signage and various outlet-related accessories for 180 new retail outlets and refurbished 169 existing retail outlets, including expanding floor space for 44 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help attract new consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future.

We organize two sales fair a year, usually in April for our fall and winter collections and in September for our spring and summer collections, for our distributors and authorized retailers to attend and place their orders with us. We generated substantially all of our revenue through our two sales fair. Our sales fair expenses decreased by RMB6.0 million ($1.0 million) or 83.3% from RMB7.2 million in 2013 to RMB1.2 million ($0.2 million) in 2014 due mainly to cost cutting initiatives.

Our consultancy expenses decreased by RMB4.3 million ($0.7 million) or 43.0% from RMB10.0 million in 2013 to RMB5.7 million ($0.9 million) in 2014, primarily due to cost cutting initiatives.

Our training expenses decreased by RMB4.2 million ($0.7 million) or 56.0% from RMB7.5 million in 2013 to RMB3.3 million ($0.5 million) in 2014, primarily due to cost cutting initiatives.

Our flagship outlet renovation and rental expenses decreased by RMB2.5 million ($0.4 million) or 48.1% from RMB5.2 million in 2013 to RMB2.7 million ($0.4 million), primarily due to closure of flagship outlets in Quanzhou City in Fujian Province, Chengdu City in Sichuan Province and Shenyang City in Liaoning Province.

 The percentage of selling and distribution expenses compared to our total revenues increased from 18.1% in 2013 to 20.4% in 2014.

Administrative Expenses

Our administrative expenses decreased by RMB2.4 million ($0.4 million) or 7.4% from RMB32.6 million in 2013 to RMB30.2 million ($4.9 million) in 2014 and the percentage of administrative expenses compared to our total revenues increased from 2.5% in 2013 to 3.7% in 2014. Salaries and related costs decreased by RMB1.9 million ($0.3 million) or 10.6% from RMB18.0 million in 2013 to RMB16.1 million ($2.6 million) in 2014, primarily due to the decrease in headcount. Other taxes collected by local tax authority decreased by RMB1.0 million ($0.2 million) or 41.7% from RMB2.4 million in 2013 to RMB1.4 million ($0.2 million) in 2014, primarily due to reduction in revenues as these taxes are a function of revenues.

Interest and Other Income

Interest and other income increased by RMB2.8 million ($0.5 million) or 14.4%, from RMB19.5 million in 2013 to RMB22.3 million ($3.6 million) in 2014, mainly due to a higher time deposits placed with banks in 2014 as compared to 2013.

Income Tax Expense

As a result of the foregoing factors, our profit before taxation decreased from RMB136.2 million in 2013 to a loss before taxation of RMB254.4 million ($41.0 million) in 2014. Accordingly, our income tax expense decreased by RMB93.8 million ($15.1 million) or 240.5% from RMB39.0 million in 2013 to an income tax benefit of RMB54.8 million ($8.8 million) in 2014.

Loss for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB267.9 million ($43.2 million) or 275.6% from a net profit of RMB97.2 million in 2013 to a net loss of RMB170.7 million ($27.5 million) in 2014. Our net margin decreased from a positive 7.4% in 2013 to a negative 21.0% in 2014.

Other Comprehensive Income

Other comprehensive income decreased by RMB1.7 million ($0.3 million) or 170.0% from a positive of RMB1.0 million in 2013 to a negative of RMB0.7 million ($0.1 million) in 2014, mainly due to appreciation of the United States dollar against the Renminbi, which caused the exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues

Our revenues decreased by RMB62.9 million or 4.5% from RMB1,383.7 million in 2012 to RMB1,320.8 million in 2013. This decrease was primarily attributable to a decrease of 8.4% in sales volume from approximately 6,464,000 units in 2012 to approximately 5,922,000 units in 2013, which resulted in a RMB115.9 million decrease in revenue, offset in part by an increase in average unit selling price from RMB214.1 in 2012 to RMB223.0, which resulted in a RMB53.0 million increase in revenues. The decrease in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,708 as of December 31, 2012 to 1,583 as of December 31, 2013. The decrease in revenues was also affected by reduced recommended retail prices of our 2013 collections as well as increased sales rebates to distributors to enhance their ability to compete in an increasingly challenging retail environment.

Revenues generated from the sales of our business casual apparel products decreased by RMB59.3 million or 4.6% from RMB1,281.9 million in 2012 to RMB1,222.6 million in 2013. This decrease was primarily due to a decrease of 7.5% in sales volume from approximately 5,691,000 units in 2012 to approximately 5,265,000 units in 2013, which resulted in a RMB95.7 million decrease in revenues, offset in part by an increase of 3.1% in average unit selling price from RMB225.3 in 2012 to RMB232.2 in 2013, which resulted in a RMB36.4 million increase in revenues.

Revenues generated from the sales of our business formal apparel products decreased by RMB2.8 million or 3.5% from RMB80.3 million in 2012 to RMB77.5 million in 2013. The decrease was primarily due to a decrease of 15.0% in sales volume from approximately 493,000 units in 2012 to approximately 419,000 units in 2013, which resulted in a RMB12.0 million decrease in revenues, offset in part by an increase of 13.5% in average unit selling price from RMB162.9 in 2012 to RMB184.9 in 2013, which resulted in a RMB9.2 million increase in revenues.

Revenues generated from the sales of our accessory products decreased by RMB0.8 million or 3.7% from RMB21.6 million in 2012 to RMB20.8 million in 2013. The decrease was primarily due to a decrease of 15% in sales volume from approximately 280,000 units in 2012 to approximately 238,000 units in 2013, which resulted in a RMB3.2 million decrease in revenues, offset in part by an increase of 13.7% in average unit selling price from RMB76.9 in 2012 to RMB87.4 in 2013, which resulted in a RMB2.4 million increase in revenues.

Cost of Sales

Our cost of sales increased by RMB10.3 million or 1.1% from RMB922.3 million in 2012 to RMB932.6 million in 2013. The increase was primarily due to the increase in research and development expenses by RMB10.7 million as a result of collaboration with external fashion houses to develop the latest fashion collections.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB24.8 million or 11.6% from RMB214.1 million in 2012 to RMB238.9 million in 2013, primarily due to increases in advertising and promotion expenses and shop rack expenses.

Our advertising and promotion expenses increased by RMB22.7 million or 30.7% from RMB74.0 million in 2012 to RMB96.7 million in 2013, primarily due to billboard advertisements across 22 provinces during the third quarter of 2013. These billboards are intended to enhance brand awareness of our products and are specifically targeted at travelers and prospective authorized retailers.

Our shop rack expenses increased by RMB6.8 million or 7.8% from RMB86.9 million in 2012 to RMB93.7 million in 2013. Since July 2011, as part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished in or after July 2011. In 2013, we paid for shop rack, signage and various outlet-related accessories for 213 new retail outlets and refurbished 246 existing retail outlets, including expanding floor space for 53 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help attract new consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future.

The percentage of selling and distribution expenses compared to our total revenues increased from 15.5% in 2012 to 18.1% in 2013.

Administrative Expenses

Our administrative expenses increased by RMB2.1 million or 6.9% from RMB30.5 million in 2012 to RMB32.6 million in 2013 and the percentage of administrative expenses compared to our total revenues increased from 2.2% in 2012 to 2.5% in 2013. Salaries and related costs increased by RMB0.7 million or 4.0% from RMB17.3 million in 2012 to RMB18.0 million in 2013, primarily due to the increase in salaries. Office related expenses increased by RMB2.2 million or 45.8% from RMB4.8 million in 2012 and to RMB7.0 million in 2013, primarily due to amortization of ERP system in 2013.

Interest and Other Income

Interest and other income increased by RMB0.5 million or 2.6%, from RMB19.0 million in 2012 to RMB19.5 million in 2013, mainly due to a higher exchange gain in 2013 as compared to 2012.

Income Tax Expense

As a result of the foregoing factors, our profit before taxation decreased from RMB235.7 million in 2012 to RMB136.2 million in 2013. Accordingly, our income tax expense decreased by RMB21.2 million or 35.2% from RMB60.2 million in 2012 to RMB39.0 million in 2013.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB78.3 million or 44.6% from RMB175.5 million in 2012 to RMB97.2 million in 2013. Our net margin decreased from 12.7% in 2012 to 7.4% in 2013.

Other Comprehensive Income

Other comprehensive income increased by RMB0.4 million or 66.7% from RMB0.6 million in 2012 to RMB1.0 million in 2013, mainly due to higher exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

B. Liquidity and Capital Resources

Liquidity

Our ongoing cash requirements include payments of our employees’ salaries and benefits, office and logistics facility rentals, payment to our contract manufacturers and other operational expenses. Our anticipated cash needs also include costs associated with the expansion of our business and our sales force and our working capital requirements. We have financed our operations primarily through capital contributions and cash flows from operations.

We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2014, a total of RMB641.8 million ($103.4 million), including RMB519.2 million ($83.7 million) of registered capital and RMB122.6 million ($19.8 million) of statutory reserves, was not available for distribution to us in the form of dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	$
	(amounts in thousands)
Net cash generated by/(used in) operating activities	126,155	(223,807)	112,968	18,207
Net cash (used in)/generated by investing activities	(54,042)	(65,845)	65,723	10,593
Net cash used in financing activities	(7,741)	—	—	—
Cash and cash equivalents at beginning of year	1,031,930	1,096,103	806,467	129,979
Cash and cash equivalents at end of year	1,096,103	806,467	985,097	158,769

As of December 31, 2014, our cash and cash equivalents amounted to RMB985.1 million ($158.8 million). Our cash and cash equivalents consist of cash on hand, cash deposited in banks and time deposit with banks with original maturities of three months or less. In addition, we obtained short-term bank loans in 2012 for working capital purposes. We repaid all outstanding short-term bank loans in 2012 and did not obtain any loans from any banks or financial institutions in 2013 and 2014. We believe that our current levels of cash and cash equivalents, time deposits held at banks and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Cash Flow Generated By/(Used in) Operating Activities

Our net cash generated by operating activities primarily consists of loss before taxation, as adjusted by depreciation of property, plant and equipment, amortization for intangible assets, provision for estimated sales return, interest income, foreign exchange differences, share-based compensation and changes in assets and liabilities, which include trade receivables, prepayments to suppliers, inventories, other receivables and prepayments, trade payables, deposits received from distributors, other payables and accruals.

Our net cash generated by operating activities for the year ended December 31, 2014 was RMB113.0 million ($18.2 million), which mainly consisted of (i) decrease in trade receivable of RMB301.9 million ($48.7 million) primarily due to collection from distributors during the year and the inventory buyback which was offset with the trade receivable; (ii) decrease in prepayments to suppliers of RMB32.6 million ($5.3 million) primarily due to reduction in orders by distributors; and (iii) a provision for liability of RMB136.2 million ($22.0 million) arising from constructive obligation of inventory buyback initiative in 2014, as mainly offset by (i) loss before taxation of RMB254.4 million ($41.0 million), (ii) increase in inventory of RMB91.5 million ($14.7 million) primarily due to inventory buyback from certain distributors; and (iii) decrease in deposits received from distributors of RMB36.5 million ($5.9 million) primarily due to reduction in orders by distributors.

Our net cash used in operating activities for the year ended December 31, 2013 was RMB223.8 million, which mainly consisted of (i) increase in trade receivable of RMB228.3 million primarily due to extended credit terms to distributors; (ii) increase in inventories of RMB21.9 million primarily due to 2014 collections to be delivered in the first quarter of 2014; (iii) decrease in trade payables of RMB65.0 million primarily due to payments to suppliers; and (iv) income tax payments of RMB39.5 million, as mainly offset by profit before taxation of RMB136.2 million.

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

Cash Flow (Used in)/Generated by Investing Activities

Our net cash generated by investing activities for the year ended December 31, 2014 was primarily related to decrease in time deposits of RMB60.0 million ($9.7 million) held at banks with maturity over three months and interest received from bank of RMB5.5 million ($0.9 million).

Our net cash used in investing activities for the year ended December 31, 2013 was primarily related to increase in time deposits of RMB80.0 million held at banks with maturity over three months, in part offset by the interest received from bank of RMB12.4 million.

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

Cash Flow Used in Financing Activities

We did not have financing activities for the year ended December 31, 2013 and 2014.

Our net cash used in financing activities for the year ended December 31, 2012 was primarily related to the repurchase of our ordinary shares of RMB7.7 million.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, machinery, leasehold improvements, furniture, fixtures and office equipment, were RMB3.8 million, RMB0.1 million and RMB0.1 million (US$0.01 million) in 2012, 2013 and 2014, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other options to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development. See “Item 4. Information on the Company—B. Business Overview—Design and Merchandising” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2014. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in thousands)
Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,790	1,245	545	—	—
Purchase Obligations	129,928	129,928	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Operating lease obligations are mainly related to the lease agreement we entered into with Shishi Xiniya for our logistics facility in Jinjiang City, Fujian Province and the lease agreements for our fashion design and sales and marketing facilities in Xiamen City, Fujian Province. As of December 31, 2014, we had purchase obligations of RMB129.9 million ($20.9 million) for purchase orders placed with our contract manufacturers. We obtained short-term bank loans in 2012, and all amounts borrowed were repaid as of December 31, 2012. We did not obtain any loans from any banks or financial institutions in 2013 and 2014. We have not yet finalized the acquisition of land use rights and, as of December 31, 2014, there were no additional obligations in connection therewith.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Qiming Xu	47	Chairman and Chief Executive Officer
Kangkai Zeng	40	Director and Chief Operating Officer
Alvin Ang	44	Independent Director
Jianxin Chen	65	Independent Director
Bin Yang	54	Independent Director
Weibin Zheng	34	Deputy General Manager and Sales and Marketing Director
Chee Jiong Ng	45	Chief Financial Officer
Tiande Liao	35	Chief Designer

Mr. Qiming Xu, age 47, is the founder, chairman of our board of directors and chief executive officer of our company. Mr. Xu has more than 28 years of experience in China’s men’s apparel industry. He began to manage his family’s garment business in 1987 and has engaged in the wholesale men’s apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.

Mr. Kangkai Zeng, age 40, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men’s apparel industry for more than 19 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the company’s business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.

Mr. Alvin Ang, age 44, has been an independent non-executive director of our company since December 2011. Mr. Ang has served as the group chief financial officer of Cathay Pigments Holdings Limited, a company that has multinational subsidiaries that specialize in iron oxide pigments in the color chemical industry, since August 2007. Mr. Ang has more than 18 years of experience in the accounting profession. Prior to joining Cathay Pigments Holdings Limited, Mr. Ang was an associate director at Stone Forest Consulting, the advisory arm of Singapore public accounting entity RSM Chio Lim LLP, which Mr. Ang joined in January 2006 to help establish its Sarbanes-Oxley compliance division. From December 1996 to January 2006, Mr. Ang worked at PricewaterhouseCoopers Singapore. After the implementation of the Sarbanes-Oxley Act of 2002, he led teams from PricewaterhouseCoopers on Sarbanes-Oxley attestation assignments for significant subsidiaries of U.S.-listed companies. Mr. Ang received his accountancy qualification from the Chartered Association of Certified Accountants in Singapore in 1996.

Mr Jianxin Chen, age 65, has been an independent non-executive director of our company since June 2014. Mr. Chen is the Executive President of the Fujian Textile Article Association, the Executive Chairman of Fujian Garment & Garment Article Association and the Executive Chairman of Fujian Leather and Synthetic Leather Industry Association. Mr Chen graduated with a chemistry and chemical engineering degree from Fuzhou University in China.

Dr. Bin Yang, age 54, has been an independent non-executive director of our company since November 2010. Dr. Yang is a professor of the Department of Public Finance in Xiamen University. Dr. Yang held various administrative positions at Xiamen University from 1991, including deputy provost of the university, dean of the Oujiang college and the Jinjiang college, and deputy dean of the department of finance and banking. Dr. Yang has been qualified as a supervisor for doctoral degree candidates since 1996. He was conferred full professorship at Xiamen University in 1993. Dr. Yang is a member of the International Fiscal Association and is currently appointed as a councilor or consultant for various organizations and governmental agencies, including the China Taxation Association, the China Institute of International Taxation and the People’s Government of Fujian Province. He is also a member of the tenth and the eleventh People’s Congress of Fujian Province. Dr. Yang received a bachelor’s degree, master’s degree in Economics, and Ph.D. in Economics, all from Xiamen University.

Mr Weibin Zheng, age 34, is the deputy general manager and sales and marketing director for our company. Mr. Zheng joined our company in October 2013. Mr. Zheng has about 10 years of sales and marketing experience. He was appointed as our sales and marketing director in February 2014 and his responsibilities include management of daily marketing affairs, formulation and supervision of the implementation of the annual sales plan and annual sales expenses, brand promotion, marketing development and market maintenance. From September 2004 to September 2013, he served as a sales and marketing director of Fujian NuoQi Corporation Ltd. Mr. Zheng graduated with a diploma in network technology and information processing from Xiamen Jimei University in July 2004.

Mr. Chee Jiong Ng, age 45, joined our company as our chief financial officer in June 2010. Mr. Ng has more than 19 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Tiande Liao, age 35, is the Chief Designer and has been with Xiniya since May 2007. Mr. Liao has more than 10 years of experience as a fashion designer and graduated from a professional fashion design school in 2002. From March 2005 to April 2007, Mr. Liao worked at Shishi City Western Regions Weilong Garment Development Co. Ltd. as senior designer and assistant to the Chief Designer. From June 2003 to February 2005, Mr Liao worked at Xiamen Fuxiang Dress Co., Ltd. as a designer. From July 2002 to May 2003, Mr Liao worked at Wei Lanxi Garment Development Co., Ltd. as a designer.

The business address of each of our directors and executive officers is c/o China Xiniya Fashion Limited, 2nd Floor, 90 An Ling Er Road, Xiamen City, Fujian Province 361010, People’s Republic of China.

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

In 2014, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB4.5 million ($0.7 million), the total social insurance contributions made for our executive officers was approximately RMB163,000 ($26,000) and the total share-based compensation was approximately RMB0.9 million ($0.1 million). In addition, fees paid to our independent directors were RMB559,000 ($90,000) in 2014. Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2014.

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

C. Board Practices

Board of Directors

Our board of directors currently consists of five directors. One independent director joined the board upon the completion of our initial public offering, two independent directors joined the board on December 22, 2011 and June 1, 2014, respectively. We have a majority of independent directors serving on our board of directors.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and will hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Mr. Qiming Xu has served as our director since June 24, 2010. Mr. Kangkai Zeng has served as our director since October 15, 2010. Dr. Bin Yang has served as our directors since November 29, 2010. Mr. Alvin Ang has served as our director since December 22, 2011. Mr Jianxin Chen has served as our director since June 1, 2014. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee upon the completion of our initial public offering.

Audit Committee

Our audit committee consists of Mr. Alvin Ang, Mr. Jianxin Chen and Dr. Bin Yang and is chaired by Mr. Ang, a director with accounting and financial management expertise as required by the relevant rules set forth in the Listed Company Manual of the New York Stock Exchange, or the NYSE Rules. Each of Mr. Ang, Mr. Chen and Dr. Yang satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Alvin Ang qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	eviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Alvin Ang, Mr. Jianxin Chen and Dr. Bin Yang and is chaired by Mr. Ang. All of these directors satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Alvin Ang, Mr. Jianxin Chen and Dr. Bin Yang and is chaired by Mr. Ang. All of these directors satisfy the “independence” requirements of the NYSE Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 276, 234 and 198 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth by function the number of our employees as of December 31, 2014:

Functions	As of December 31, 2014
Sales & Marketing	68
Quality Control & Warehouse	47
Design & Product Development	41
Administration	42
Total	198

Our number of employees decreased in 2014 as a result of our cost cutting initiatives.

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of December 31, 2014, Fujian Xiniya has paid all required social contributions since February 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.” The total amount of contributions we made to employee benefit plans for the years ended December 31, 2012, 2013 and 2014 was approximately RMB3.0 million, RMB3.1 million and RMB2.8 million ($0.5 million), respectively.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers
Qiming Xu(3)	134,359,960	59.0
Kangkai Zeng(4)	116,000	0.1
Alvin Ang	—	—
Jianxin Chen	—	—
Bin Yang	—	—
Weibin Zheng	—	—
Chee Jiong Ng	119,036	0.1
Tiande Liao	—	—
All directors and executive officers as a group	134,594,996	59.2

(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days.

(2)	Percentage of beneficial ownership of each listed person is based on 227,716,692 ordinary shares outstanding as of the date of this annual report.
(3)	Consists of 134,359,960 shares held through Qiming Investment Limited, a British Virgin Islands company. Mr. Qiming Xu is the sole director of Qiming Investment Limited.
(4)	Consists of 116,000 shares granted by Mr. Qiming Xu upon the completion of our initial public offering.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2014, we had 227,716,692 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 85,121,696 ordinary shares or 5,320,106 ADSs or approximately 37.4% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

B. Related Party Transactions

After the completion of our initial public offering on November 29, 2010, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2012 up to the date of this annual report.

Lease of Facilities from Jinjiang Xiniya

In October 2005, we signed a property lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of our founder, chairman and chief executive officer, Mr. Qiming Xu, relating to 18,000 square meters of property, which includes a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters. The term of the lease is ten years through December 2015 and the lease amount was and is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

Lease of Office from Yi Ya (Xiamen) Accessories Limited Company

In December 2014, we signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, from January 1, 2015 to December 31, 2017 for our research and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year.

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

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable there under. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.” From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares from December 18, 2014 onwards. The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 31, 2015 was $2.02 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2010 (from November 23, 2010)	11.44	8.65
2011	9.40	1.32
2012	2.31	0.96
2013	2.19	0.92
2014	2.98	0.46
Quarterly and Monthly Highs and Lows
First quarter 2012	2.31	1.76
Second quarter 2012	1.96	1.20
Third quarter 2012	1.55	0.96
Fourth quarter 2012	1.39	1.02
First quarter 2013	1.69	1.17
Second quarter 2013	1.49	0.92
Third quarter 2013	1.43	0.98
Fourth quarter 2013	2.19	1.21
First quarter 2014	1.47	1.11
Second quarter 2014	1.21	0.91
Third quarter 2014	1.15	0.61
Fourth quarter 2014	2.98	0.46
October 2014	0.66	0.55
November 2014	0.56	0.46
December 2014	2.98	0.48
First quarter 2015	2.25	1.66
January 2015	2.25	1.66
February 2015	2.10	1.80
March 2015	2.15	1.69

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.” From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on the ADSs would constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs representing ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. However, as discussed below, we believe that we were a PFIC for the taxable year ended December 31, 2014. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Based on the quarterly average of our assets for the taxable year ended December 31, 2014, we believe that we were a PFIC for the taxable year ended December 31, 2014 and we may continue to be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each year as to whether we are a PFIC. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not continue to be a PFIC for our current taxable year ending December 31, 2015 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE for this purpose for the calendar year ended December 31, 2014. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder’s original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If a U.S. Holder does not make a mark-to-market election for the first taxable year in which a U.S. Holder holds stock of a PFIC but subsequently makes the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by the U.S. Treasury in future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, any reportable election (including a mark-to-market election) or, for taxable years ending on or after December 31, 2014, on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. You should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2014, we received from the depositary reimbursement totaling $965,253 for our ADR program-related expenses.

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

Through 2014, we used the net proceeds received from our initial public offering as follows:

•	approximately RMB8.9 million ($1.4 million) related to a deposit in connection with our application to acquire land use rights for new manufacturing facilities;

•	approximately RMB109.0 million ($18.0 million) for our marketing and promotional campaigns;

•	approximately RMB8.0 million ($1.3 million) for flagship outlets;

•	approximately RMB15.0 million ($2.4 million) for rolling out an ERP system;

•	approximately RMB13.0 million ($2.1 million) for the new research and development and sales and marketing centers; and

•	approximately RMB53.4 million ($8.6 million) for working capital purposes.

As of December 31, 2014, we had total cash, cash equivalents and time deposits held at banks in the amount of RMB985.1 million ($158.8 million).

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Frameworkissued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013. Based on management’s assessment using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

	Year Ended December 31,
	2013	2014
	RMB	RMB	$
	(in thousands)
Audit fees(1)	1,320	1,179	190
Audit-related fees(2)	49	67	11
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2013 and 2014.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2011, our board of directors authorized a share repurchase program effective September 1, 2011, under which we could repurchase up to $1.8 million worth of our issued and outstanding ADSs from the open market from time to time before December 31, 2012. In addition, our chairman and chief executive officer Mr. Qiming Xu could repurchase up to $200,000 and our chief financial officer Mr. Chee Jiong Ng may repurchase up to $50,000 worth of our issued and outstanding ADSs from the open market from time to time before December 31, 2012 with their respective personal funds.

Through the date of this annual report, we have purchased 4,283,308 of our ordinary shares in the form of ADSs for a total purchase price of approximately $1,678,958, Mr. Qiming Xu has purchased 475,960 of our ordinary shares in the form of ADSs for a total purchase price of approximately $186,540 and Mr. Chee Jiong Ng has purchased 119,036 of our ordinary shares in the form of ADSs for a total purchase price of approximately $46,631. The average sale price of these purchases was $1.57. All repurchased ordinary shares had been retired and cancelled. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

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

_____________

(1)	The average price paid per ADS is calculated using the execution price for each repurchase including commissions paid to brokers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and from November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares. Our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes a certain significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

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

ITEM 18. FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.

Number	Description of Document

1.1*	Form of Amended and Restated Memorandum and Articles of Association of China Xiniya Fashion Limited

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Form of Deposit Agreement, including form of American Depositary Receipts

2.3**	Form of Amendment to Deposit Agreement, including form of American Depositary Receipts

4.1*	Form of 2010 Equity Incentive Plan

4.2*	Form of Employment Agreement between China Xiniya Fashion Limited and a Senior Executive Officer of China Xiniya Fashion Limited

4.3*	English Translation of the Form of Franchise Provincial General Distributorship Contract

4.4*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Hangzhou Beili Trading Co., Ltd. dated November 27, 2009

4.5*	English Translation of the Franchise Provincial General Distributorship Contract between Fujian Xiniya Garments and Weaving Co., Ltd. and Fuzhou Xiangmao Trading Co., Ltd. dated November 27, 2009

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

____________

*	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-170368) filed with the Securities and Exchange Commission, as declared effective on November 22, 2010.
**

Incorporated by reference to Exhibit (a)(2) to the Post-Effective Amendment No. 1 to our Registration Statement Form on F-6 (File No. 333-170489) filed with the Securities and Exchange Commission on November 25, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA XINIYA FASHION LIMITED

Date: April 28, 2015	By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

CHINA XINIYA FASHION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Xiniya Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries (“the Company”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GHP HORWATH, P.C.

Denver, Colorado

April 28, 2015

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2012, 2013 and 2014

	Notes	2012	2013	2014
Revenue		1,383,687	1,320,820	813,084
Cost of sales		(922,326)	(932,639)	(590,189)
Loss on inventory buyback	12	—	—	(274,266)
Gross profit/(loss)		461,361	388,181	(51,371)
Interest and other income		18,953	19,491	22,271
Selling and distribution expenses		(214,132)	(238,855)	(166,158)
Administrative expenses		(30,491)	(32,620)	(30,178)
Profit/(loss) before taxation	4	235,691	136,197	(225,436)
Income tax (expense)/benefit	5	(60,240)	(39,030)	54,760
Profit/(loss) for the year		175,451	97,167	(170,676)
Other comprehensive income/(loss) for the year:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		(586)	(1,028)	681
Total comprehensive income/(loss) for the year		174,865	96,139	(169,995)
Earnings/(loss) per share—basic and diluted (in RMB)	6	0.76	0.43	(0.75)
Weighted average number of shares outstanding in the year	6	229,544,101	227,716,692	227,716,692

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2013 and 2014

	Notes	2013	2014
Assets
Non-current assets
Property, plant and equipment	7	9,303	5,316
Intangible assets	8	8,566	6,379
Deposit for land use right	9	8,854	8,854
Deferred tax asset	10	—	54,760
Total non-current assets		26,723	75,309
Current assets
Cash and cash equivalents		806,467	985,097
Time deposits held at banks with maturity over three months		130,000	70,000
Trade receivables	11	580,337	278,446
Prepayments to suppliers		80,785	48,140
Inventories	12	32,042	97,800
Other receivables and prepayments	13	17,093	58,106
Total current assets		1,646,724	1,537,589
Total assets		1,673,447	1,612,898
Equity and liabilities
Equity
Share capital	14	77	77
Additional paid-in capital	14	519,077	519,077
Statutory reserve	15	122,615	122,615
Currency translation reserve		(20,150)	(19,469)
Retained earnings		878,567	708,804
Total equity		1,500,186	1,331,104
Current liabilities
Trade payables		25,594	45,288
Deposits received from distributors	16	99,900	63,400
Other payables and accruals	17	29,071	34,493
Provision for liability	18	—	136,200
Current income tax payable		18,696	2,413
Total current liabilities		173,261	281,794
Total equity and liabilities		1,673,447	1,612,898

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2012, 2013 and 2014

	Attributable to the Company’s Equity Holders
	Share Capital (note 14)	Additional paid-in capital	Statutory reserve	Currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2012	77	526,818	94,067	(18,536)	631,569	1,233,995
Purchase of treasury shares	—	(7,741)	—	—	—	(7,741)
Other comprehensive loss for the year—currency translation differences	—	—	—	(586)	—	(586)
Profit for the year	—	—	—	—	175,451	175,451
Transfer to statutory reserve	—	—	18,071	—	(18,071)	—
Share-based compensation	—	—	—	—	1,888	1,888
Balance at December 31, 2012	77	519,077	112,138	(19,122)	790,837	1,403,007
Other comprehensive loss for the year—currency translation differences	—	—	—	(1,028)	—	(1,028)
Profit for the year	—	—	—	—	97,167	97,167
Transfer to statutory reserve	—	—	10,477	—	(10,477)	—
Share-based compensation	—	—	—	—	1,040	1,040
Balance at December 31, 2013	77	519,077	122,615	(20,150)	878,567	1,500,186
Other comprehensive income for the year—currency translation differences	—	—	—	681	—	681
Loss for the year	—	—	—	—	(170,676)	(170,676)
Share-based compensation	—	—	—	—	913	913
Balance at December 31, 2014	77	519,077	122,615	(19,469)	708,804	1,331,104

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2012, 2013 and 2014

	2012	2013	2014
Cash flows from operating activities:
Profit/(loss) before taxation	235,691	136,197	(225,436)
Adjustments for:
Depreciation for property, plant and equipment	4,643	4,939	3,732
Amortization for intangible assets	215	2,253	2,187
Loss on disposal of property, plant and equipment	957	1,378	—
Interest income	(17,458)	(16,458)	(20,201)
Foreign exchange (gain)/loss	(387)	(1,044)	742
Interest expenses	263	—	—
Provision for estimated sales return	—	—	16,514
Provision for inventory	—	—	25,747
Provision for liability	—	—	136,200
Share-based compensation	1,888	1,040	913
Operating profit/(loss) before working capital changes	225,812	128,305	(59,602)
(Increase)/decrease in trade receivable	(16,837)	(228,348)	301,891
(Increase)/decrease in prepayments to suppliers	(9,549)	8,109	32,645
Increase in inventories	(6,249)	(21,885)	(91,505)
Decrease/(increase) in other receivables and prepayments	5,480	1,119	(26,280)
Increase/(decrease) in trade payables	6,933	(64,969)	19,694
Increase/(decrease) in deposits received from distributors	3,400	(1,700)	(36,500)
Decrease in other payables and accruals	(3,965)	(4,963)	(11,092)
Cash generated by/(used in) operating activities	205,025	(184,332)	129,251
Interest expense paid	(263)	—	—
Income tax paid	(78,607)	(39,475)	(16,283)
Net cash generated by/(used in) operating activities	126,155	(223,807)	112,968
Cash flows from investing activities:
(Increase)/decrease in time deposits held at banks with maturity over three months	(50,000)	(80,000)	60,000
Proceeds from the disposal of property, plant and equipment	412	—	345
Acquisition of property, plant and equipment	(3,862)	(108)	(90)
Acquisition of intangible assets	(12,910)	—	—
Proceeds from VAT refund related to intangible assets	—	1,876	—
Interest received	12,318	12,387	5,468
Net cash (used in)/provided by investing activities	(54,042)	(65,845)	65,723
Cash flows from financing activities:
Proceeds from short-term bank loans	82,500	—	—
Repayment of short-term bank loans	(82,500)	—	—
Purchase of treasury shares	(7,741)	—	—
Net cash used in financing activities	(7,741)	—	—
Net increase/(decrease) in cash and cash equivalents	64,372	(289,652)	178,691
Cash and cash equivalents at beginning of the year	1,031,930	1,096,103	806,467
Exchange losses on cash and cash equivalents	(199)	16	(61)
Cash and cash equivalents at end of the year	1,096,103	806,467	985,097

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

The financial statements for the three years ended December 31, 2012, 2013 and 2014 were authorized for issue by resolution of the board of directors on April 28, 2015. All of the Group’s customers are located in the PRC.

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

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset.

Expenditures relating to shop rack, signage and various outlet-related accessories for authorized retail outlets are expensed in the period in which incurred.

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

A reversal of an impairment loss is credited to the income statement in the period in which it arises. There was no impairment recorded during the years ended December 31, 2012, 2013 and 2014.

(h) Cash and cash equivalents and time deposits

For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of cash on hand and in banks, and time deposits with banks with original maturities of three months or less. Time deposits with original maturities over three months represent amounts held by financial institutions, which generally mature within four to twelve months. Time deposits with original maturities over three months are reported within cash flows from investing activities in the consolidated statement of cash flows.

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

(j) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method, and in the case of work in progress and finished goods, comprises raw material, direct labor and those overheads that have been incurred (based on normal operating capacity) in bringing the inventories to their present location and condition. Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.

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

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the Group implemented an initiative in 2014 to buyback certain excessive inventory from certain distributors so that the relationship with authorized retailers and distributors can be developed in a healthier long-term manner.

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

(p) Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000.  No awards were made under the plan during the years ended December 31, 2012, 2013 and 2014.

During 2012, 2013, and 2014, Mr. Xu granted ordinary shares held by him to certain employees of the Company in recognition of services performed. Share-based compensation for such services has been recorded as expense in each of these respective years (Note 4).

The Group recognizes share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the agreement between Mr. Xu and certain employees in the statement of comprehensive income based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Group in exchange for the equity award.

The estimation of share awards that ultimately vest requires judgment, and to the extent actual results differ from estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. The Company will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.

The fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan is determined using option pricing models, which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants are outstanding before they are ultimately exercised.

For shares granted to employees, the fair value of the shares is measured as the difference between the market price of the Company’s ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of the ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.

The share-based compensation expenses are categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.

(q) Income tax

Income tax expense/(benefit) comprises current and deferred tax.

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

(r) Value added tax (“VAT”)

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

(s) Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2012, 2013 and 2014, are discussed in Note 4.

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

Recently issued IFRSs

(a) New and amended standards adopted by the group

The Group reviews new accounting standards as issued. Management has not identified any new IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2015 that had a material impact on the Group’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2015 and not early adopted

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

(b) Net realizable value of inventories

The net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical experience of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition.

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

(d) Provision for estimated sales return

Management assesses the provision for estimated sales return. This estimate is based on accumulated experience and current market conditions. Management reassesses the provision for estimated sales return at each statement of financial position date and adjust provisions, if necessary.

(e) Provision for liability

Management assesses the provision for constructive liability. This estimate is based on current market conditions. Management reassesses the provision for constructive liability at each statement of financial position date based on current market conditions and adjusts provision, if necessary.

4. Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
After charging:
Loss on inventory buyback	—	—	274,266
Cost of sales	922,326	932,639	590,189
Raw material consumed	401	—	—
Research and development expenses	22,251	32,940	35,822
Depreciation*	4,643	4,939	3,732
Amortization for intangible assets	215	2,253	2,187
Freight expenses	4,224	5,113	3,645
Advertising and promotion	74,017	96,706	56,796
Directors
—salaries and related costs	2,258	2,211	2,190
—social benefits contribution	49	48	48
—share-based compensation	363	208	—
Key management personnel (other than directors)
—salaries and related costs	3,137	3,863	2,832
—social benefits contribution	156	163	115
—share-based compensation	1,452	832	913
Other than directors and key management personnel
—salaries and related costs	12,625	12,889	11,855
—social benefits contribution	2,794	2,937	2,679
—share-based compensation	73	—	—

*	Depreciation expenses of approximately RMB48,000, RMB55,000 and RMB147,000 have been included in cost of sales for the years ended December 31, 2012, 2013 and 2014, respectively.

Interest expense is charged to expense as incurred. During the year ended December 31, 2012, the Company borrowed RMB82.5 million in connection with general working capital purposes. The amounts were borrowed from PRC banks under short-term arrangements, generally one month, unsecured, bore interest at 6.16% per annum, and resulted in interest expense of RMB263,000 during 2012, which is included in general and administrative expenses. During the years ended December 31, 2013 and 2014, the Company did not have any borrowings.

5. Income tax expense/(benefit)

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2012, 2013 and 2014. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%.

	Year Ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Current tax:
Current tax on profit/(loss) for the year	60,240	39,030	—
Total current tax	60,240	39,030	—

Deferred tax:
Origination of temporary differences (Note 10)	—	—	(54,760)
Total deferred tax	—	—	(54,760)

Income tax expense/(benefit)	60,240	39,030	(54,760)

No deferred tax was provided at December 31, 2012 and 2013, as there were no significant temporary differences that gave rise to a deferred tax asset or liability at December 31, 2012 and 2013. The reconciliation between tax expense and accounting profit/(loss) at applicable tax rates of 25% is as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	235,691	136,197	(225,436)
Computed expected income tax expense	58,923	34,049	(56,359)
Effect of different tax rates	1,833	1,379	1,364
Income not subject to tax	(674)	(115)	(7)
Expenses not deductible for tax purposes	11	3,657	139
Tax losses for which no deferred income tax asset was recognized	147	60	103
Income tax expense/(benefit)	60,240	39,030	(54,760)

6. Earnings/(loss) per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

The weighted average ordinary shares outstanding were 229,544,101 for 2012 and 227,716,692 for 2013 and 2014.

From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares from December 18, 2014 onwards. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by 16. Earnings/(loss) per ADS during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited, the share split effected on November 4, 2010 and the reverse stock split on December 18, 2014.

7. Property, plant and equipment

	Motor vehicles and machinery	Furniture, fixtures and office equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2013	2,005	4,703	15,007	21,715
Additions	—	108	—	108
Disposals	—	—	(3,550)	(3,550)
At December 31, 2013	2,005	4,811	11,457	18,273
Additions	—	90	—	90
Disposals	—	—	(1,378)	(1,378)
At December 31, 2014	2,005	4,901	10,079	16,985
Accumulated depreciation
At January 1, 2013	355	1,195	4,653	6,203
Charge for the year	95	926	3,918	4,939
Disposals	—	—	(2,172)	(2,172)
At December 31, 2013	450	2,121	6,399	8,970
Charge for the year	286	751	2,695	3,732
Disposals	—	—	(1,033)	(1,033)
At December 31, 2014	736	2,872	8,061	11,669
Net Book Value
At December 31, 2013	1,555	2,690	5,058	9,303
At December 31, 2014	1,269	2,029	2,018	5,316

All property, plant and equipment held by the Group are located in the PRC.

8. Intangible assets

Acquired computer software licenses
RMB’000
Cost
At January 1, 2013	12,910
Proceeds from VAT refund	(1,876)
At December 31, 2013 and 2014	11,034
Accumulated amortization
At January 1, 2013	215
Charge for the year	2,253
At December 31, 2013	2,468
Charge for the year	2,187
At December 31, 2014	4,655
Net Book Value
At December 31, 2013	8,566
At December 31, 2014	6,379

9. Deposit for land use right

At December 31, 2013 and 2014, deposit for land use rights consist of refundable deposits paid to the local PRC government in connection with the acquisition of land use rights in Fujian province. As of the date of this annual report, we have not received the necessary consents and approvals to begin planning for any new manufacturing and logistics facilities. The terms of the acquisition are in negotiation, and there are no additional commitments in connection with the acquisition as of December 31, 2013 and 2014.

10 Deferred tax assets

The analysis of deferred tax assets is as follows:

	2013	2014
	RMB’000	RMB’000
Deferred tax assets
- Deferred tax asset to be recovered within 12 months	—	40,487
- Deferred tax asset to be recovered after more than 12 months	—	14,273
	—	54,760

The gross movement on the deferred tax assets:

	2013	2014
	RMB’000	RMB’000

At January 1	—	—
Income statement credit (note 5)	—	54,760
At December 31	—	54,760

The movement of deferred income tax assets during the year is as follows:

	Provision for estimated sales return	Unutilized tax losses	Provision for inventory loss	Provision for liability	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2013 and December 31, 2013	—	—	—	—	—
Credited to the income statement	4,128	10,145	6,437	34,050	54,760
At December 31, 2014	4,128	10,145	6,437	34,050	54,760

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable.

11. Trade receivables

Trade receivables generally have credit terms ranging from 30 to 240 days in 2013 and from 120 to 240 days in 2014. The aging analysis of trade receivables as at December 31, 2013 and 2014 was as follows:

	2013	2014
	RMB’000	RMB’000

—within 30 days	108,963	49,252
—31 to 60 days	213,254	108,057
—61 to 90 days	152,379	70,842
—91 to 120 days	77,463	44,812
—121 to 150 days	25,223	5,483
—151 to 180 days	3,055	—
—181 to 210 days	—	—
—211 to 240 days	—	—
	580,337	278,446

During the years ended December 31, 2013 and 2014, there were no trade receivables written off and no allowance for uncollectible amounts as the Group has not had any history of irrecoverable amounts in the past.

12. Inventories

	As at December 31,
	2013	2014
	RMB’000	RMB’000

Raw materials	466	420
Finished goods	31,576	123,127
Less provision for inventory	—	(25,747)
	32,042	97,800

During the year ended December 31, 2014, inventories written down to net realizable value amounted to RMB25.7 million (2013:nil). The write-downs are included in the loss on inventory buyback in the Consolidated Statements of Comprehensive Income in connection with inventory buyback.

In 2014, although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the Group implemented an initiative to buyback certain excessive inventory relating to years 2013 and before from certain distributors so that the relationship with authorized retailers and distributors can be developed in a more healthy long-term manner. The Group bought back approximately RMB252.4 million of inventory from certain distributors in 2014 and this inventory was written down by RMB99.6 million. During 2014, the Group sold part of this buyback inventory outside of China through the Chinese local distribution channel and incurred a loss of RMB38.5 million. Subsequent to December 31, 2014, the Group sold all remaining buyback inventory outside of China through the Chinese local distribution channel.

In addition, although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the inventory buyback initiative implemented in 2014 gives rise to similar expectation from the Group that the Group may implement a similar inventory buyback initiative in 2015 which, in turn, gives rise to a constructive obligation. An unrealized loss of RMB136.2 million ($22.0 million) was provided for such constructive obligation.

13. Other receivables and prepayments

	As at December 31,
	2013	2014
	RMB’000	RMB’000

Interest receivable	16,139	30,872
Income tax credit	—	14,600
Value added tax credit	—	12,197
Prepaid expenses	954	437
	17,093	58,106

14. Share capital and additional paid-in capital

(a) Authorized share capital

In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation.

(b) Issued share capital and additional paid-in capital

	Number of Shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000

At December 31, 2013 and 2014	227,717	77	519,077	519,154

15. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. Transfers to the statutory reserve for the years ended December 31, 2012 and 2013 were RMB18.1 million, RMB10.5 million, respectively. No transfer was required in 2014.

16. Deposits received from distributors

Deposits received from distributors represent refundable deposits under distributorship agreements and for orders placed with the Group.

17. Other payables and accruals

	As at December 31,
	2013	2014
	RMB’000	RMB’000

Provision for estimated sales return	—	16,514
Provision for withholding tax	1,527	1,527
VAT payable	13,297	—
Deposits received from brand licensee	1,000	1,000
Accrued liabilities	13,247	15,452
	29,071	34,493

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, based on current market conditions, the Group may implement a similar inventory buyback initiative when necessary. As of December 31, 2014, provision for estimated sales return is estimated based on sales to distributors during 2014. The movements in provision for estimated sales returns for the years were as follows:

	As at December 31,
	2013	2014
	RMB’000	RMB’000

At 1 January	—	—
Provision for the year	—	16,514
At 31 December	—	16,514

Accrued liabilities consist mainly of professional fees, transport costs, shop rack expenses, accrued wages and related staff welfare charges.

18. Provision for liability

The provision for liability represents a provision for constructive obligation to buyback certain inventory from certain distributors in 2015. Although none of the distributors agreements contained or contains any right of return provisions or other similar rights, the Group took an initiative to buyback certain excess inventory relating to years 2013 and before from certain distributors in 2014 so that these distributors and authorized retailers relating to these distributors could be relieved of excess inventory pressure in retail channels caused by the gradual slowdown in China’s economy and a slowdown in demand in the menswear industry. Subject to market conditions, the inventory buyback initiative implemented in 2014 gives rise to a similar expectation from the Group that the Group may implement a similar inventory buyback initiative in 2015 which, in turn, gives rise to a constructive obligation. An unrealized loss of RMB136.2 million was provided for such constructive obligation.

	2013	2014
	RMB’000	RMB’000

At January 1	—	—
Charged to the income statement	—	136,200
At December 31	—	136,200

19. Commitments

Operating leases commitments

The Group lease office space and warehousing facility from which it conducts operations. These leases range in length from three to ten years with various rights of renewal. Where surplus office space is unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis. During the year ended December 31, 2014, sublease revenue totaling approximately RMB567,000 (2013: nil).

Future minimum lease payments under non-cancellable operating leases are as follows:

	As at December 31
	2013	2014
	RMB’000	RMB’000

Less than one year	2,004	1,245
Between one and five years	2,084	545
	4,088	1,790

At December 31, 2014, the amounts include future aggregate minimum lease payments under non-cancellable operating leases for properties located in the PRC.

Future minimum sublease payments expected to be received under non-cancellable operating subleases at the balance sheet date are as follows:

	As at December 31
	2013	2014
	RMB’000	RMB’000

Less than one year	—	155
	—	155

Purchase commitments

At December 31, 2013 and 2014, the Group had outstanding purchase orders for approximately RMB253.6 million and RMB129.9 million, respectively.

20. Financial Risk Management Objectives—Policies

The Group’s activities expose it to a variety of financial risks. Generally, the Group employs a conservative strategy regarding its risk management. As the Group’s exposure to market risk is kept at a minimum level, the Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

As at December 31, 2013 and 2014, the Group’s financial instruments consisted primarily of cash and bank balances, trade and other receivables, and trade and other payables.

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

(c) Credit risk

The carrying amounts of trade receivables and other receivables represent the maximum exposure to credit risk in relation to its financial assets. The Group has significant concentrations of credit risk as its top ten customers comprise approximately 63.2% and 62.9% of the trade receivables balance at December 31, 2013 and 2014, respectively. These customers accounted for approximately 56.0%, 54.3% and 52.8%, of revenues for the years ended December 31, 2012, 2013 and 2014, respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2012, 2013 and 2014.

Ongoing credit evaluation is performed on the customers’ financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.

No impairment loss was recognized at December 31, 2014 as no impairment indicators were present based on the aging at December 31, 2014 and the Group’s historical collection experience.

(d) Fair value

The fair values of the financial assets and liabilities are not materially different from their carrying amounts because of their immediate or short term maturity.

(e) Liquidity risk

Financial liabilities are generally due within four months. The Group has sufficient working capital to meet its obligations when due.

21. Capital management

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

Other than as disclosed in Note 15, the Company is not subject to a capital requirements imposed by any regulators or by any other external source.

22. Related party transactions

The Group’s ultimate parent is Qiming Investment Limited (incorporated in the British Virgin Islands). The Group’s ultimate controlling party is Mr. Qiming Xu, the Company’s founder and Chief Executive Officer. In addition to the transactions and balances detailed elsewhere in the notes to the financial statements, the Group had the following transactions with related parties.

	Year Ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Property lease rental paid to a related party	984	984	984

Property lease rental paid represents payments to an entity controlled by Mr. Xu’s family. The lease is for ten years through December 2015 and provides for annual rent of RMB984,000, and includes a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters.

In December 2014, the Group signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, the founder, chairman and chief executive officer, from January 1, 2015 to December 31, 2017 for the research and development and sales and marketing centers in Xiamen City, Fujian Province, where the Group leases approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year. In 2015, the corporate headquarter moved to this new premise.

During the years ended December 31, 2012, 2013 and 2014, compensation expenses related to shares granted to employees by Mr. Xu were approximately RMB1.9 million, RMB1.0 million and RMB0.9 million, respectively, based on the quoted market price of the Company’s ADRs and estimated forfeitures. There was no unrecognized compensation cost at December 31, 2014.

23. Subsequent Events

We evaluated events that occurred subsequent to December 31, 2014 for disclosure in the financial statements and notes to the financial statements.

