Form 20-F
period 2015-12-31
China Xiniya Fashion Ltd
filed 2016-04-29
CIK 1499494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___ to ___

Commission file number: 001-34958

CHINA XINIYA FASHION LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant's name into English)	(Jurisdiction of Incorporation or Organization)

2nd Floor, 90 An Ling Er Road,

Xiamen City, Fujian Province 361010

People's Republic of China

(Address of Principal Executive Offices)

Mr. Chee Jiong Ng

Chief Financial Officer

Tel: +86 1365 5939 932

E-mail: ngcheejiong@xiniya.com

Fax: +86 595 8300 5707

2nd Floor, 90 An Ling Er Road,

Xiamen City, Fujian Province 361010

People's Republic of China

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015: 227,716,692 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	"ADRs" are to the American depositary receipts that evidence our ADSs;
•

"ADSs" are to our American depositary shares. From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares, par value $0.00005 per share. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares, par value $0.00005 per share;

•	"China" or the "PRC" are to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	"China Xiniya," "we," "us," "our company", "the Company" and "our" refer to China Xiniya Fashion Limited, its predecessor and its consolidated subsidiaries;
•	"first-tier cities" are to Beijing, Shanghai, Guangzhou and Shenzhen;
•	"fourth-tier cities" are to county-level and other township-level cities in the PRC;
•	"Fujian Xiniya" are to Fujian Xiniya Garments and Weaving Co., Ltd., our wholly owned subsidiary in the PRC;
•	"HK$" are to the legal currency of Hong Kong;
•	"Hong Kong" are to the Hong Kong Special Administrative Region of the PRC;
•	"Jinjiang Xiniya" are to Jinjiang Xiniya Garments and Weaving Co., Ltd., one of our related parties in the PRC;
•	"RMB" and "Renminbi" are to the legal currency of China;
•	"second- and lower-tier cities" are to second-tier cities, third-tier cities and fourth-tier cities in the PRC;
•	"second-tier cities" are to provincial capital cities and the capital cities of the autonomous regions in the PRC, excluding first-tier cities;
•	"shares" or "ordinary shares" are to our ordinary shares, par value $0.00005 per share;
•

"Shishi Xiniya" are to Shishi Xiniya Garments and Weaving Co., Ltd., our predecessor, one of our related parties in the PRC from October 2005 to January 2009 and an independent third party after January 2009;

•	"third-tier cities" are to prefecture-level cities in the PRC, excluding first- and second-tier cities;
•	"U.S. dollars" and "$" are to the legal currency of the United States; and
•	"Xiniya Hong Kong" are to Xiniya Holdings Limited, our wholly owned subsidiary in Hong Kong, which owns 100% equity interest in Fujian Xiniya.

This annual report includes our audited consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2013, 2014 and 2015, and consolidated statements of financial position data as of December 31, 2014 and 2015.

We completed the initial public offering of 8,000,000 ADSs, each representing four ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol "XNY." After the reverse stock split on December 18, 2014, from December 18, 2014 onwards, each ADS represents 16 ordinary shares.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as "aim," "anticipate," "believe," "continue," "estimate," "expect," "intend," "is/are likely to," "may," "plan," "potential," "will" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;
•	our future business development, financial condition and results of operations;
•	market acceptance of our products and product candidates;
•	our ability to manage the expansion of our operations;
•	our ability to successfully develop and improve our products;
•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;
•	the sufficiency of our existing and future intellectual property right protections;
•	our ability to obtain and/or maintain regulatory approval for our operations;
•	changes in the men's business casual apparel industry in China;
•	competition from other manufacturers of men's business casual apparel products;
•	the expected growth for the men's business casual apparel industry in China; and
•	fluctuations in general economic and business conditions in China.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements, which have been audited by GHP Horwath, P.C., an independent registered public accounting firm. The report of GHP Horwath, P.C. on our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 is included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with "Item 5. Operating and Financial Review and Prospects." The selected statements of comprehensive income data for the years ended December 31, 2011 and 2012 and the selected statements of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)
Selected Statement of Comprehensive Income/(Loss) Data
Revenues
Business casual(1)	1,099,337	1,281,872	1,222,567	350,488	439,602	67,863
Business formal(1)	66,567	80,256	77,460	23,086	26,459	4,085
Accessories(1)	14,132	21,559	20,793	6,595	6,105	942
Total revenues(1)	1,180,036	1,383,687	1,320,820	380,169	472,166	72,890
Operating costs and expenses
Cost of sales(1)	(775,137)	(922,326)	(932,639)	(431,540)	(741,172)	(114,417)
Selling and distribution expenses	(72,154)	(214,132)	(238,855)	(166,158)	(269,448)	(41,596)
Administrative expenses	(23,267)	(30,491)	(32,620)	(30,178)	(25,220)	(3,893)
Total operating costs and expenses	(870,558)	(1,166,949)	(1,204,114)	(627,876)	(1,035,840)	(159,906)
Operating Income/(Loss)	309,478	216,738	116,706	(247,707)	(563,674)	(87,016)
Interest and other income	24,616	18,953	19,491	22,271	18,095	2,793
Income/(Loss) Before Tax	334,094	235,691	136,197	(225,436)	(545,579)	(84,223)
Income tax (expense)/benefit	(82,386)	(60,240)	(39,030)	54,760	(54,760)	(8,453)
Profit/(Loss)	251,708	175,451	97,167	(170,676)	(600,339)	(92,676)
Earnings/(loss) per ordinary share, basic and diluted(2)	1.09	0.76	0.43	(0.75)	(2.64)	(0.41)
Weighted average number of ordinary shares used in computing basic and diluted earnings per ordinary share	231,843,561	229,544,101	227,716,692	227,716,692	227,716,692	227,716,692
Earnings/(loss) per ADS(3)	17.44	12.16	6.88	(12.00)	(39.84)	(6.08)
Dividends declared per share	N/A	N/A	N/A	N/A	N/A	N/A

(1)

In reassessing its 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction that resulted in this loss on inventory buyback amount of RMB274,266 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015.

(2)

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

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands)
Selected Statement of Financial Position Data
Cash and cash equivalents	1,031,930	1,096,103	806,467	985,097	203,371	31,395
Total current assets	1,464,142	1,611,284	1,646,724	1,537,589	913,434	141,010
Total non-current assets	27,190	37,061	26,723	75,309	21,305	3,289
Total assets	1,491,332	1,648,345	1,673,447	1,612,898	934,739	144,299
Total current liabilities	257,337	245,338	173,261	281,794	202,980	31,335
Net assets	1,233,995	1,403,007	1,500,186	1,331,104	731,759	112,964
Total shareholders' equity	1,233,995	1,403,007	1,500,186	1,331,104	731,759	112,964
Total liabilities and equity	1,491,332	1,648,345	1,673,447	1,612,898	934,739	144,299

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 31, 2015, which was RMB6.4778 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 31, 2016, the exchange rate as published by the Federal Reserve Board was RMB6.4480 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate (1)
	Period End	Average (2)	Low	High
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1886	6.2256	6.1490
2015	6.4778	6.2821	6.1124	6.4896
October	6.1124	6.3400	6.1124	6.3591
November	6.3883	6.3640	6.3180	6.3945
December	6.4778	6.4490	6.3883	6.4896
2016
January	6.5752	6.5790	6.5675	6.5932
February	6.5525	6.5420	6.5154	6.5710
March	6.4480	6.4990	6.4480	6.5155

(1)	The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Our Industry

We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men's apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We incurred approximately RMB96.7 million, RMB56.8 million and RMB47.6 million ($7.3 million) on our advertising and promotion activities in the years ended December 31, 2013, 2014 and 2015, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may diminish, and our business, results of operations and prospects may be materially adversely affected. Any negative publicity or disputes involving our Xiniya brand, products or the loss of any awards associated with our Xiniya brand could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on distributors and authorized retailers to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors and our authorized retailers could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2015, our products were sold at one flagship outlet owned and directly operated by us and 503 authorized retail outlets, including 64 outlets owned and managed by our distributors, two flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, a flagship outlet owned and managed by an authorized retailer, 435 authorized retail outlets owned and managed by 360 authorized retailers supervised by our 21 distributors. We generate substantially all of our revenues from the sales of our products to distributors and authorized retailers. Sales generated by our five best-performing distributors accounted for 30.6%, 23.7% and 21.4% of our revenues in 2013, 2014 and 2015, respectively. During the same periods, sales to our single largest distributor accounted for 7.7%, 6.4% and 5.6%, respectively, of our revenues.

We are subject to the following risks arising from our reliance on our distributors and authorized retailers:

•

we typically enter into agreements with each of our distributors and authorized retailers for a one-year term and renew the agreements before their expiration, and the agreements we have with our existing distributors and authorized retailers may not be renewed on the same or similar terms, or at all;

•

our existing distributors and authorized retailers may not continue to place orders with us at historical levels or at all, and if any of our major distributors and authorized retailers substantially reduces its volume of purchases from us or ceases its business relationship with us, our financial condition and results of operations may be materially adversely affected;

•

most of the distributors of our products are given exclusivity over their respective regions (usually an entire province or municipality), and if any of them terminates or does not renew its distributorship agreement with us, we may not be able to replace it with a new distributor in a timely manner, or the replacement distributor may not be able to manage the same network of retailers or a network of retailers of similar scale; if we are unable to locate a replacement distributor, we would lose sales generated from the retail outlets in the entire region and our financial condition and results of operations could be materially adversely affected; and

•

if any of our distributors and authorized retailers fails to adhere to its contractual obligation to distribute our products on an exclusive basis, our brand image and sales could be materially adversely affected.

In order to improve sales performance in Inner Mongolia Autonomous Region and Hebei Province, we reorganized the distribution system in these areas and consolidated their management under the distributor based in Beijing. We and our existing distributors in Inner Mongolia Autonomous Region and Hebei Province mutually agreed to cease our business relationship immediately after these distributors fulfill their obligation to distribute the 2013 spring and summer collections to the authorized retailers. We have put in place transitional arrangements for the distributor in Beijing to take over the distribution of Xiniya branded products in Inner Mongolia Autonomous Region and Hebei Province. The distributor in Beijing has been responsible for the delivery of our products to authorized retailers since July 2013. In February 2014, a distributor in Dalian City was merged into the distributor in Shenyang Province due to its poor sales performance.

In 2015, we acquired the retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million ($25.4 million) due to what we believe was a lack of commitment to our business. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us, and were direct customers of and had direct contractual relationships with these five distributors. After this acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship in these five provinces. The authorized retailers became direct customers of, and have direct contractual relationship with, our company.

Due to the softening of China's economic growth and a challenging retail environment, purchase orders from our direct customers fell by 9.8% in terms of total orders for the 2014 Spring and Summer Collection, by 48% for the 2014 Fall and Winter Collection, by 40% for the 2015 Spring and Summer Collection, by 20% for the 2015 Fall Collection and by 17% for the 2016 Spring and Summer Collection, when compared to the total orders for the corresponding periods in the previous year. However, there was an increase in purchase orders of 15% for the 2015 Winter Collection, when compared to the total orders of the corresponding period in the previous year.

In addition, due to the softening of China's economic growth and a challenging retail environment, a net total of 394 retail outlets were closed in 2015, consisting of 127 new retail outlets opened and 521 retail outlets closed. For the three months ended March 31, 2016, a net total of eight retail outlets were closed, consisting of five new retail outlets opened and 13 retail outlets closed. The total number of retail outlets was 496 as of March 31, 2016. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and is subject to many factors beyond our control. The number and timing of new authorized outlets actually opened during any given period, and their contribution to our distributors' performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:

•	availability of suitable locations;
•	availability of financing to us, our distributors or authorized retailers supervised by our distributors;
•	complexity of the process for applying for all necessary licenses and permits for the new outlets;
•	hiring and training of qualified sales personnel;
•	consumers' acceptance of our products at specific areas; and
•	implementation of our sales and marketing policies at the new outlets.

If we or our distributors are unable to effectively manage these risks, we may not achieve our expansion goals and may fail to achieve our desired growth.

A distributor's failure to distribute our products to the authorized retail network in its territory could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations.

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

Some of our distributors and authorized retailers may fail to pay us for their purchases in a timely manner. Such failure to make timely payment could materially adversely affect our financial condition and results of operations.

Our distributors and authorized retailers place advance purchase orders at our sales fairs three times a year. From July 2014 to June 2015, trade receivables generally had credit terms ranging from 120 to 240 days. Beginning in July 2015, we implemented additional credit policies and credit limits with our distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days. We may not be able to receive payment for our products on time or at all if our distributors or authorized retailers encounter financial difficulties. While we perform routine credit evaluations of the financial condition of our distributors and authorized retailers, we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors and authorized retailers may increase. If any distributor or authorized retailer fails to pay us for its purchases in a timely manner, our financial condition and results of operations could be materially adversely affected.

Although China experienced significant economic recovery since 2009 from the global financial crisis and economic downturn, a global economic crisis of similar or more severe scale may reoccur. During recent years, the Chinese economy experienced a softening of economic growth, while the menswear industry is facing a downturn. The impact of the current and possible future economic downturn on our distributors and authorized retailers cannot be predicted and may be severe, causing a significant deterioration of their businesses. If that happens, they may reduce the volume of their purchase orders significantly and fail to pay us in a timely manner or at all. As a result, our financial condition and results of operations may be materially adversely affected. In addition, if there are not sufficient products in the authorized retail outlets due to the reduction in purchase volume by our distributors and authorized retailers, our brand image and reputation may be materially adversely affected.

Consumer sales of our products are conducted by distributors and authorized retailers over whom we have limited control.

We sell a substantial part of our products to our authorized retailers and distributors, who in turn distribute our products to end consumers through their self-managed retail outlets and through retail outlets owned and operated by authorized retailers. For authorized retailers with whom we do not have direct contractual relationships, we rely on distributors to oversee their self-managed retail outlets and retail outlets owned and managed by authorized retailers. As we have no direct control over the authorized retailers, we are only able to require them to comply with our policies, such as exclusivity, customer service, outlet image and pricing, through our distributors based on the distributorship agreements. Any deviation by our distributors and authorized retailers from our marketing and pricing policies or aggressive discounting of the retail prices of our products could result in the erosion of goodwill, a decrease in the market value of our Xiniya brand and an unfavorable public perception about the quality of our products, thus resulting in a material adverse effect on our business, financial condition, results of operations and prospects.

Our plan to manage new flagship outlets may not succeed, and there may be competition among our company, our distributors and authorized retailers.

We plan to open, or provide support to our distributors and authorized retailers to open, additional flagship outlets in China. As of December 31, 2015, we supported two distributors and one authorized retailers in opening and operating three flagship outlets in three different cities. As we have only managed one flagship outlet in Quanzhou City, Fujian Province, we may not have sufficient experience and skills required for successfully managing such a flagship outlet. Moreover, as our authorized retail network owned and managed by third parties expands and market penetration of our products increases, there could be competition among our company, our distributors and authorized retailers in the retail market. If we cannot succeed in our management of self-operated flagship outlet or fail to coordinate well with our distributors and authorized retailers to minimize the competition within this retail network, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.

We operate in the business and leisure apparel sector of the overall men's apparel industry in the PRC, which is highly competitive. Participants in this market include both international and domestic brands which compete in, among other things, brand loyalty, product variety, product design, product quality, marketing and promotion, retail network coverage, price and the ability to meet delivery commitments to distributors and retailers. This competition has led to leading brands continuing to gain market share at the expense of less established and lower-end brands. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and maintain our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and authorized retailers and increase selling expenditures, which may in turn materially adversely affect our profit margins and results of operations.

We may not be able to accurately track inventory levels at our distributors or authorized retailers.

Our ability to track the sales by our distributors to third-party retailers and the ultimate retail sales by the retailers, and consequently their respective inventory levels, is limited. We have implemented a policy requiring our distributors to provide us with their sales reports on a monthly basis and we carry out random on-site inspections of the authorized retail outlets to track their inventories. The purpose of tracking inventory levels is mainly to gather information regarding the market acceptance of our products so that we can reflect consumers' preferences in the design and development of our products for the next season. The tracking of inventory levels also helps us to understand the market recognition of our products in a particular region, and thus allows us to adjust our marketing strategy if necessary. The implementation of the policy, however, requires the distributors to accurately report the relevant data to us in a timely manner, which is largely dependent on the cooperation of our distributors. We may not always obtain the required data in time and the data our distributors provide to us may be inaccurate or incomplete.

We plan to implement an enterprise resource planning, or ERP, system that will allow us to track sales at the authorized retail outlets on a timely basis.In January 2012, we entered into an agreement to utilize and customize Burgeon Programming and Design's ERP software, which we have been using internally since January 2013. We spent approximately RMB11.0 million ($1.8 million) on the ERP implementation. In March 2016, we have five retail outlets in Fujian province which have installed the ERP systems for testing. This ERP system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we may not be able to accurately track the inventory levels of our distributors or the authorized retail outlets on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors or authorized retailers cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operations and prospects.

We are heavily dependent on certain of our key personnel and design and technical personnel. Our inability to attract, retain and motivate qualified personnel could adversely affect our business and growth prospects.

Our success depends heavily on our ability to attract, retain and motivate key personnel, including senior managerial and design and technical personnel. In particular, we rely on the continued services of Mr. Qiming Xu, our Chairman and Chief Executive Officer, Mr. Kangkai Zeng, our Chief Operating Officer, as well Mr. Tiande Liao, our Chief Designer. Many of our key personnel have been with us since the inception of our business. We have not subscribed for key-man life or similar insurance covering our key executives and design and technical personnel. If we lose the services of any of these key employees and cannot replace them with personnel with comparable experience and expertise in a timely manner, our business and prospects may be materially adversely affected.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with the interests of our other shareholders.

Qiming Investment Limited, a British Virgin Islands company solely owned by Mr. Qiming Xu, our founder, chairman and chief executive officer, holds a significant percentage of our voting equity. As of December 31, 2015, Mr. Xu held approximately 59.0% of our outstanding share capital. As such, Mr. Xu, through Qiming Investment Limited, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. Our controlling shareholder may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

We currently outsource all of our production to third-party contractors in China. We currently use 19 contract manufacturers on a regular basis. In 2013, 2014 and 2015, approximately 32.3%, 36.4% and 38.9%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors and authorized retailers. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors and authorized retailers, causing a material adverse effect on our financial condition, results of operations and prospects.

Further, if any of our contract manufacturers fails to provide the required number of products meeting our quality standards, we may have to delay delivery of products to our distributors and authorized retailers, become unable to supply products at all, or even recall products previously dispatched. This could cause us to lose revenues or market share and damage our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some contract manufacturers may not fully comply with certain laws, such as labor and environmental laws. If any of our contract manufacturers is found to have violated PRC laws and regulations, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations.

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

Our sales, results of operations and reputation could be materially adversely affected if our contract manufacturers fail to deliver products on schedule and at the level of quality expected by our distributors, authorized retailers and end consumers.

The operation of our business requires successful coordination of several sequential and complex processes. The disruption of any of such processes could interrupt our revenue generation and result in a material adverse effect on our relationships with our distributors, authorized retailers and end consumers, our brand name and our financial performance. The manufacture of our products involves raw material and ancillary components selection, tailoring and sewing, assembly and packaging. When introducing new products, our contract manufacturers may experience delays in adjusting or upgrading production lines, delays in expanding manufacturing capacity, disruption in manufacturing processes and failure by our business partners to adequately perform the services we need. All these may have a material adverse effect on our sales and results of operations. In addition, a failure or an interruption could occur at any stage of our product development, manufacturing and delivery processes, resulting in products not meeting the expectations of our distributors, authorized retailers and end consumers in terms of quality and delivery time, which could have a material adverse effect on our sales, results of operations and reputation.

We may not be able to anticipate and respond in a timely manner to rapid changes in consumers' tastes and preferences.

As our men's casual and business apparel and accessory products are closely linked with fashion and trends, our sales are dependent on our ability to cater to different consumer fashion tastes and preferences. We believe that a substantial portion of our revenues is dependent on market perception and consumers' acceptance that our brand represents a successful, stylish yet relaxed lifestyle philosophy, which requires continued anticipation and responsiveness to rapidly changing market and fashion trends. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors and authorized retailers experiencing lower sales volumes, lower selling prices and lower profits. This could in turn negatively affect our sales to our distributors and authorized retailers in the future, as well as our financial condition and results of operations.

We may fail to execute our growth strategy or maintain our growth rate.

Our growth will impose significant additional responsibilities on our management, including the need to raise working capital, to identify, recruit, train and integrate additional employees and the coordination and cooperation with our distributors and authorized retailers. In addition, rapid and significant growth may place a strain on our administrative and operational infrastructure, in particular on our internal controls and financial reporting processes and systems. As our operations expand, we expect that additional resources will be required to manage new relationships with investors, additional distributors and authorized retailers, as well as other third parties including contract manufacturers, equipment providers, consultants and others. Our ability to manage our working capital, operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, it may be difficult for us to execute our business strategies and a decrease in the market demand for our products and the corresponding drop in the sales of our products could result in an accumulation of inventory in the retail network and may materially adversely affect our business, financial condition, results of operations and prospects.

Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher revenues from the sales of our autumn and winter collections and lower revenues from the sales of our spring and summer collections due to seasonality of demand for men's business casual apparel and the differences in selling prices between our autumn and winter collections and our spring and summer collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, such as extended periods of warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with such unseasonable conditions, and thus may affect our sales. Our quarterly operating results may also fluctuate from period to period based on changes in fashion trends, consumer demand and the seasonality of consumer spending on men's apparel. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. Our results of operations are likely to continue to fluctuate due to seasonality.

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

We believe our trademarks and other intellectual property rights are crucial to our success. Our principal intellectual property rights include our trademarks for the Xiniya brand. Although we rely on the registration of trademarks and applicable laws to protect our intellectual property rights, these measures may not be sufficient to prevent any misappropriation of our intellectual property rights. The legal framework governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC differs from those in more developed jurisdictions such as the United States. As a result, we may not enjoy the same level of protection of our intellectual property rights as what is typically available in such jurisdictions.

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

In addition, some websites operated by third parties which are not related to our company, our directors, management and shareholders, have domain names that are similar to our proprietary domain name, www.xiniya.com, including www.xiniya.com.cn and other websites that use the word "xiniya" or words similar to our brand name. Consumers may view such websites as being operated by or related to our company, and if any contents of such websites infringe the rights of any consumers or other third parties, there may be lawsuits against us and negative news coverage involving us. If this happens, our reputation may be materially adversely affected and our sales, financial condition and results of operations may be harmed.

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

We may face claims from time to time that our products infringe upon the intellectual property rights of third parties, including our competitors. If any legal proceedings against us for infringement of intellectual property rights are successful, we may be ordered to be responsible for the losses incurred by the claiming parties due to our infringement of their intellectual property rights. Further, if we are unable to obtain a license for the usage of such intellectual property rights on acceptable terms, or at all, or unable to design around such intellectual property rights, we may be prohibited from manufacturing or selling products which are dependent on the usage of such intellectual property rights. In addition, these types of proceedings and their consequences could divert management's attention from our business. All of these could have a material adverse effect on our business and results of operations.

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

Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

•	investors' perception of, and demand for, our securities;
•	prevailing conditions of the capital markets in which we seek to raise funds;
•	our future results of operations, financial condition and cash flows;
•	PRC governmental policies relating to foreign exchange; and
•	economic, political and other conditions in China.

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

We operate in a labor-intensive industry. Although we currently outsource all of our production, we plan to construct new manufacturing and logistics facilities when we receive the necessary consents and approvals from the local PRC governments. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply and competition for these employees is intense. We incurred labor costs of RMB21.5 million in 2013, RMB19.2 million in 2014 and RMB15.1 million ($2.3 million) in 2015, representing 1.8%, 3.1% and 1.5% of our total operating costs in each of the corresponding periods. In line with the planned increase in in-house production capacity, we expect our labor costs to increase significantly. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC increase substantially and we cannot pass on such increase to our customers by increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was amended on July 1, 2013. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer's decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

Further, labor disputes, work stoppages or slowdowns at our facility or any of our contract manufacturers or suppliers could significantly disrupt our operations or our expansion plans. Delays caused by any such disruptions could materially adversely affect our production and revenues, which could have a material adverse effect on our business and results of operations.

We are exposed to environmental liability. Changes in existing laws and regulations or additional or stricter laws and regulations on environmental protection in China could materially adversely affect our results of operations.

The production of certain products by our contract manufacturers, particularly leather men's apparel, footwear and leather accessories, is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing products that may produce environmental wastes to adopt effective measures to control and properly dispose of industrial wastes. If an enterprise fails to comply with such laws or regulations and causes pollution, the environmental protection authorities may levy fines or even order the enterprise to be closed if the enterprise has caused serious pollution. We have no direct control over our contract manufacturers. If any of them fails to comply with any PRC environmental laws or regulations, any such violations or any media reports on such violations may negatively affect our reputation and image, resulting in a material adverse impact on our business, financial condition and results of operations.

We may be exposed to product liability, property damage or personal injury claims, which may adversely affect our reputation and business.

All of our products are sold in China, except for certain repurchased inventories that were sold outside of China through the Chinese local distribution channel. We may be exposed to product liability claims and we may, as a result, have to expend significant financial and managerial resources to defend against such claims. Such product liability claim risks may increase as laws on product liability begin to develop and mature In China and in other countries and regions where our products may be sold in the future. In line with common industry practice, we do not maintain product liability insurance coverage and our business, results of operations and prospects may be materially adversely affected by a successful product liability claim against us. In addition, we do not maintain third-party liability insurance against claims for property damage or personal injury. Regardless of the ultimate merits of a claim or dispute, we may face significant costs and expenses to defend against such claims or enter into settlement agreements. We may suffer serious damage to our reputation, be subject to material monetary damages and be subject to government investigations. In such cases, it may lead to fines and sanctions against us and result in negative public perception of our brand, all of which could have a material adverse effect on our business, prospects, financial condition, results of operations and prospects.

We have a limited operating history and you should not rely on our historical financial data as an indicator of our future financial performance.

We have a limited operating history in the men's apparel industry. You should consider our business and prospects in light of the risks and difficulties we face with a limited operating history in the competitive men's apparel industry and should not rely on our past results as an indication of our future performance. In particular, we may face challenges in planning our growth strategy and forecasting market demand accurately as a result of our limited historical data and limited experience in implementing and evaluating our business strategies. If we are unable to successfully address these risks, difficulties and challenges as a result of our limited operating history, our ability to implement our strategic initiatives could be adversely affected, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has added an explanatory paragraph to their auditors' report on our December 31, 2015 consolidated financial statements which states certain factors that raise substantial doubt about the Company's ability to continue as a going concern.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal control over financial reporting. In addition, an independent registered public accounting firm may audit and report on the effectiveness of a public company's internal control over financial reporting except where the public company is a non-accelerated filer. We are currently a non-accelerated filer.

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2015. See "Item 15. Control and Procedures." Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may continue to fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

All of our revenues have been generated in the PRC. Our sales and growth are dependent on consumer consumption and the continued improvement of macroeconomic conditions in the PRC, which in turn depend significantly on worldwide economic conditions and their impact on levels of consumer spending, which have recently deteriorated significantly in many countries and regions and may remain depressed for the near future. There are many factors affecting the level of consumer spending, including but not limited to, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment levels and general consumer confidence. In addition, we believe that our historical growth rates were largely dependent on the general growth of the PRC economy. Due to the softening of China's economic growth and a challenging retail environment, purchase orders from distributors fell by 9.8% in total orders for the 2014 Spring and Summer Collection, by 48% for the 2014 Fall and Winter Collection, by 40% for the 2015 Spring and Summer Collection, by 20% for the 2015 Fall Collection and by 17% for the 2016 Spring and Summer Collection, when compared to the total orders for the corresponding periods in the previous year. However, there was an increase in purchase orders of 15% for the 2015 Winter Collection, when compared to the total orders of the corresponding period in the previous year. We can provide no assurance that the PRC will continue to grow at historical rates, or at all, and any slowdowns or declines in the PRC economy or the world economy in general may materially adversely affect consumer spending, as well as our prospects and operating results.

Our business may be materially adversely impacted by the global financial crisis and economic downturn.

The global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:

•

we faced severe competition during the global financial crisis and economic downturn, during which Chinese exports of men's apparel decreased causing our competitors to sell additional products that were previously destined for export into the PRC market;

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

The political, economic and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. For the past three decades, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy. Although we believe these economic reforms and measures will have a positive effect on the PRC's overall and long-term development, the resulting changes may also have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, the allocation of natural resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the current direction of reform will continue.

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

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

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

PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are stock option holders to personal liabilities, limit our subsidiary's abilities to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

There is uncertainty concerning under what circumstances residents of other countries and regions can be classified as a PRC resident. The PRC government authorities may interpret our beneficial owners' status differently or their status may change in the future. Moreover, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our PRC resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals' Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. On February 15, 2012, SAFE promulgated the Circular on Issues related to Foreign Exchange Administration of Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or Circular 7. Circular 7 replaces the Stock Option Rule and streamlines the foreign exchange control process applicable to share incentive plans implemented by offshore listed companies and extends the foreign exchange registration requirement to a wider range of share incentive plan types and certain foreign nationals residing in China. We and our PRC or foreign employees who may be granted various stock options will be subject to Circular 7 because our company is an overseas publicly listed company. If we or our PRC or foreign employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange regulations in the PRC, conversion of the Renminbi is permitted, without the need for SAFE approval, for "current account" transactions, which includes dividends, trade, and service-related foreign exchange transactions, subject to procedural requirements including presenting relevant documentary evidence of such transactions and conducting such transactions at designated foreign exchange banks within China who have the licenses to carry out foreign exchange business. Conversion of the Renminbi for "capital account" transactions, which includes foreign direct investment, loans and investment in negotiable instruments, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities. Under our current structure, our source of funds primarily consists of dividend payments from our subsidiary in the PRC. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China. If future changes in relevant regulations were to place restrictions on the ability of our subsidiary to remit dividend payments to us, our liquidity and ability to satisfy our third-party payment obligations and our ability to distribute dividends in respect of the ADSs could be materially adversely affected.

We are a holding company that heavily relies on dividend payments from our subsidiaries for funding.

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

Under our current corporate structure, our income primarily consists of dividend payments from our subsidiary in the PRC, whose sales are made in Renminbi. The value of the Renminbi against foreign currencies is subject to changes in the PRC government's policies and international economic and political developments. The Renminbi was pegged solely to the U.S. dollar prior to July 21, 2005. Effective from July 21, 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is pegged against a basket of foreign currencies determined by the People's Bank of China, against which it can rise or fall within a regulated band each day. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People's Bank of China announced the adoption of certain measures to further reform the currency exchange system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. Such measures may lead to further appreciation of the Renminbi.

There has been pressure from foreign countries on the PRC to adopt a more flexible currency system that could also lead to further and more significant appreciation of the Renminbi. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. It is uncertain if the exchange rates of the U.S. dollar against the Renminbi will further fluctuate. Any appreciation of the Renminbi may subject us to increased competition from imported men's apparel. Also, since our revenues and profits are denominated in Renminbi, any depreciation of the Renminbi could materially adversely affect our financial position and the value of, and any dividends payable on, our ADSs in foreign currency terms, as well as our ability to fulfill our foreign currency obligations. Moreover, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollars even when there is no change in our underlying business or results of operations.

Any change in our tax treatment, including an unfavorable change in preferential corporate tax rates in the PRC, may have a negative impact on our operating results.

On March 16, 2007, the National People's Congress of the PRC promulgated the Enterprise Income Tax Law of the PRC, or the EIT Law, which came into effect on January 1, 2008 and superseded both the Foreign-invested Enterprise and Foreign Enterprise Income Tax Law and the Provisional Regulations on Enterprise Income Tax of the PRC. The EIT Law consolidated the two separate tax regimes for domestic enterprises and foreign-invested enterprises and imposed a unified enterprise income tax rate of 25% for both types of enterprises. Under the EIT Law, foreign-invested enterprises that enjoyed a preferential tax rate prior to the EIT Law's promulgation gradually transitioned to the new tax rate over five years from January 1, 2008. Foreign-invested enterprises that enjoyed a tax rate of 24% had their tax rate increased to 25% in 2008. Enterprises that enjoyed a fixed period of tax exemption and reduction prior to the EIT Law's promulgation continued to enjoy such preferential tax treatment until the expiration of such prescribed period, and for those enterprises whose preferential tax treatment had not commenced before due to lack of profit, such preferential tax treatment commenced on January 1, 2008.

Under the prior tax regime, our operating subsidiary in the PRC, Fujian Xiniya, being a foreign-invested enterprise engaged in manufacturing, was entitled to an enterprise income tax exemption for two years commencing from the first profit-making year (after offsetting all tax losses carried forward from previous years), and a 50% tax reduction for the following three consecutive years. Fujian Xiniya enjoyed a full exemption from enterprise income tax in 2006 and 2007, as well as a 50% reduction of its current enterprise income tax rate of 25% in 2008, 2009 and 2010, which had a significant positive effect on our profit after taxation during the corresponding periods. However, under the EIT Law, Fujian Xiniya has been subject to a 25% tax rate since January 1, 2011. Because of the expiration of the partial exemption from enterprise income tax previously enjoyed by Fujian Xiniya, other considerations aside, the amount of our tax payments increased in 2013. Any further increase of the enterprise income tax rate applicable to our PRC subsidiaries could have a material adverse effect on our financial condition and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Under PRC laws and regulations, arrangements and transactions among business entities may be subject to audit or challenge by the PRC tax authorities. The tax laws applicable to our business activities are subject to interpretation. We could face material and adverse tax consequences if the PRC tax authorities determine that some of our business activities are not based on arm's-length prices and adjust our taxable income accordingly. In addition, the PRC tax authorities may impose late payment fees and other penalties to us for under-paid taxes. Our consolidated net income in the future may be materially and adversely affected if we are subject to greater than anticipated tax liabilities.

Our future worldwide income may be subject to PRC income tax.

Under the EIT Law, if an enterprise incorporated outside the PRC has its "actual management" located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25% on its worldwide income. Since most of our management is currently located in the PRC, we may be subject to PRC income tax at the rate of 25% on our worldwide income. According to the EIT Law, dividends received by a qualified PRC tax resident enterprise from another qualified PRC tax resident enterprise are exempted from enterprise income tax. It remains unclear what the detailed qualification requirements for such exemption are and whether dividends declared and paid by Fujian Xiniya and Xiniya (China) Company Limited to Xiniya Hong Kong will be exempted from enterprise income tax. Our financial performance will be adversely affected if such dividends are subject to PRC income tax.

Dividends from Fujian Xiniya and Xiniya (China) Company Limited and dividends on our ADSs or ordinary shares and gains on the sales of our ADSs or ordinary shares may be subject to PRC withholding tax.

We are a Cayman Islands holding company and all of our income is ultimately derived from dividends that are paid by our subsidiaries in the PRC. The prior tax regime specifically exempted withholding taxes on dividend payments from our PRC subsidiaries to non-PRC investors. However, under the EIT Law and its implementation rules, dividends payable to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with such establishment or place of business are subject to a 10% PRC withholding tax, which may be reduced if a non-PRC enterprise investor is eligible for the benefits of a tax treaty with the PRC that provides for a different withholding arrangement. Pursuant to a tax arrangement between the PRC and Hong Kong, companies incorporated in Hong Kong may be subject to PRC withholding tax at a rate of 5% on dividends they receive from their PRC subsidiaries of which they directly hold at least 25% equity interests. As dividends from our PRC subsidiaries will be paid to us through Xiniya Hong Kong, our Hong Kong subsidiary that owns 100% equity interests in Fujian Xiniya and Xiniya (China) Company Limited, dividends paid to Xiniya Hong Kong may be subject to PRC withholding tax at the rate of 5%. However, on October 27, 2009, the State Administration of Taxation, or the SAT, promulgated the Circular on How to Understand and Recognize the "Beneficial Owner" in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner is a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a "conduit company" that is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. Further, the SAT promulgated the Notice on the Determination of Beneficial Ownership Under Tax Treaties on June 29, 2012, and the Notice on the Implementation of Determination of Residency Status related to the Arrangement Between the Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013. It is unclear how the abovementioned Circular 601 and notices are being implemented in practice by the SAT or its local counterparts.If Xiniya Hong Kong is not deemed to be a beneficial owner of Fujian Xiniya or Xiniya (China) Company Limited or to have residency status (as described in the notices referenced above), dividends from those entities may be subject to PRC withholding tax at the rate of 10% instead of 5%.

Moreover, under the EIT Law and its implementation rules, as discussed above, we may be treated as a PRC tax resident enterprise by the PRC tax authorities. In such case, dividends paid on our ADSs and ordinary shares and capital gain from the sale of our ADSs and ordinary shares realized by non-PRC shareholders may be treated as income from "sources within the PRC" and may be subject to a 10% PRC withholding tax, subject to reduction by an applicable tax treaty. If non-PRC shareholders are required to pay PRC withholding tax on dividends paid on our ADSs or ordinary shares or capital gains from any sales of our ADSs or ordinary shares, the value of the investment in our ADSs may be materially adversely affected.

We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.

Under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People's Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing H&J Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to: (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of December 31, 2015 was RMB6.2 million ($1.0 million).

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations, our reputation, and the trading price of our ADSs.

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

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to March 31, 2016, the trading price of our ADSs on NYSE has ranged from a low of $0.46 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of ADSs of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies' securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Under the NYSE listing rules, we are required to maintain an average closing price of our ADSs of US$1.00 or higher over a 30-trading-day period. On June 20, 2014, we were notified by the NYSE that we were no longer in compliance with the NYSE's continued listing standards because the average per share closing price of our ADS for the consecutive 30-trading-day period ending on June 13, 2014 had fallen below the NYSE's share price requirements. Under the NYSE's rules, our ADS price and 30-trading-day average ADS price must be back above US$1.00 within six months following receipt of the notification from the NYSE in order for us to regain compliance with the minimum share price requirement. We changed the ratio of our ADS to ordinary share from 1:4 to 1:16, effective on December 18, 2014. We were notified by the NYSE that a calculation of the price of our ADSs for the 30-trading-day period ended February 2, 2015 indicated that the price of our ADSs was above the NYSE's minimum requirement of US$1.00 based on a 30-trading-day average and accordingly we were no longer considered below the US$1.00 continued listing criterion.

In addition to the minimum share price requirement noted above, the NYSE's continued listing standards applicable to us also include the following: (i) the average global market capitalization is not less than US$50 million over a 30-trading-day period and the stockholders' equity is not less than US$50 million; and (ii) the average global market capitalization is not less than US$15 million over a 30-trading-day period. The violation of the latter requirement will result in immediate initiation of suspension and delisting procedures. We are currently in compliance with these two NYSE criteria for continued listing. However, if we are unable to maintain compliance with such NYSE criteria for continued listing, our ADSs would be subject to suspension and delisting.

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

We believe that we have been and may continue to be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We believe that we were a PFIC in prior taxable years and may have been a PFIC for the taxable year ended December 31, 2015. We may also be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash we hold. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2016 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person, unless such U.S. person makes a timely "mark-to-market" election or a "deemed sale" election that may mitigate these consequences. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company."

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2015, we had 227,716,692 ordinary shares outstanding, including 93,121,696 ordinary shares represented by 5,820,106 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ADSs and ordinary shares.

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

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote at shareholders' meetings, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

Our principal executive offices are located at 2nd floor, 90 An Ling Er Road, Xiamen City, Fujian Province 361010, the People's Republic of China. Our telephone number at this address is (86-592) 331-5667, and our fax number is (86-592) 331-5677. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

B. Business Overview

We are a leading provider of men's business casual apparel in China. We design and sell men's business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to end consumers at over 400 authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men's apparel brands do not have a significant presence. Our target end consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We primarily operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

The men's apparel market in China has grown rapidly in recent years primarily due to enhanced living standards, increased disposable income and a rising level of style and brand consciousness among male consumers. The rapid growth in urbanization and economic prosperity in second- and lower-tier cities has also brought about a significant increase in spending power in these cities, including spending on men's apparel products.

The men's apparel market in China primarily consists of three major segments, namely the men's business formal segment, the men's casual segment and the accessories segment. The business formal segment used to account for the majority of men's apparel sales. However, as demand for fashionable leisure and casual apparel in Western styles increases, the casual segment has increased as a percentage of the men's apparel market. As a leading provider of men's business casual apparel in China, we believe we are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of December 31, 2015, covered one flagship outlet owned and directly operated by us and 503 authorized retail outlets, including 64 outlets owned and managed by our distributors, two flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, a flagship outlet owned and managed by an authorized retailer, 435 authorized retail outlets owned and managed by 360 authorized retailers supervised by our 21 distributors.

In addition, since 2005, we have diversified our product offerings from men's jackets to include an extensive portfolio of men's business casual and business apparel products, with an emphasis on business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our design team works closely with our suppliers, distributors and managers of major authorized retail outlets owned by third parties to create products using high quality fabrics and construction that are well-fitting, comfortable and exhibit attractive detailing and a unique style.

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

We sold approximately 5,922,000, 4,790,000 and 6,278,000 units of garments in 2013, 2014 and 2015, respectively. Excluding the sales volume of repurchased inventory that was sold outside of China, our sales volume was 4,018,000 units and 3,067,000 units in 2014 and 2015, respectively. We currently outsource 100% of the production of our products to PRC-based third-party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

Our net revenues decreased from RMB1,320.8 million in 2013 to RMB380.2 million in 2014 and increased to RMB472.2 million ($72.9 million) in 2015 and our net profit in 2013 was RMB97.2 million in 2013. We incurred a net loss of RMB170.7 million and RMB600.3 million ($92.7 million) in 2014 and 2015, respectively.

Our Brand and Products

Our Brand

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Our Xiniya brand is therefore critical for our success.

Our Xiniya trademark was registered in 1993 by a garment outsourced manufacturing and processing factory controlled by the family of Mr. Qiming Xu, our founder, chairman and chief executive officer. The trademark was licensed to us in 2005 and then transferred to us in August 2009. Our Xiniya brand is designed to project an image of successful executives and professionals who choose stylish and comfortable attire to suit a lifestyle that integrates business with leisure. We believe the wide-spread recognition of our brand throughout China, especially in second- and lower-tier cities, has been one of the key factors in our success. Second- and lower-tier cities have achieved substantial economic growth in recent years, primarily due to the PRC government's favorable policies for the development of smaller cities. As a result, the increasing affluence of households has led to an improvement in living standards. In addition, international men's apparel brands have not established any significant presence in such cities, and therefore we are faced with less competition in these markets as compared to first-tier cities in China.

In July 2012, we entered into an agreement with Guangzhou Shuochen Clothing Development Co., Ltd., the Licensee, to grant it a sole license to use the registered Xiniya brand for designing, developing, marketing and selling leather shoes, bags and other goods through specialty retail outlets, including department store concessions in China, with effect from August 1, 2012 to November 30, 2018. The scope of the license was limited to business casual leather products, excluding existing Xiniya menswear products and non-business casual leather products. These licensed products could not be sold by the Licensee over the internet or through Xiniya's existing distribution and retail channels. We retained final design approval over products developed by the Licensee. By the end of the license term, the Licensee was expected to have opened in tier one, two and three cities in China at least 300 retail outlets and/or concessions that exclusively display and sell Xiniya business casual leather products. While such licensing has had no immediate impact on our financial results, we believed that this would help to increase our retail network and brand recognition over the long term as we continued to grow our brand. In December 2015, both Xiniya and Licensee mutually agreed to terminate the licensing agreement.

Our Products

We currently offer a wide range of men's leisure and business apparel and accessories that include the following three major types:

•	Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 92.2% and 93.1%, respectively, of our revenues in 2014 and 2015;
•	Business formal—including suits, business pants and dress shirts, which accounted for approximately 6.1% and 5.6%, respectively, of our revenues in 2014 and 2015; and
•	Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.7% and 1.3%, respectively, of our revenues in 2014 and 2015.

We focus on our business casual collection, which is intended for leisure enjoyment and travel purposes. Our products feature high quality design, high quality fabrics and craftsmanship that suit our sophisticated yet casual brand image. Among other products, we have successfully designed, produced and marketed apparel made out of colorfastness, sweat resistance, shrinkage, resistance to tears and abrasions, moisture absorption, air permeability, wrinkle-free, static-free and stain-free fabrics, which complement our customers' business and leisure lifestyle.

Design and Merchandising

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of December 31, 2015, our design and product development team consisted of 31 members, including six senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Tiande Liao, has more than 10 years of experience as a fashion designer. Most of our senior designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted wears. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.

We take our fashion inspiration from throughout the world, interpreting contemporary ideas for styles, fabrics and colors into customized products and designs to meet the lifestyle needs of our China customers. We also draw latest European fashion design inspiration from Europe by visiting several major cities in Europe. As Japanese and Korean fashions continue to gain popularity in China, our design and product development team also increasingly attends fashion shows in Japan and Korea to draw design ideas. We introduce new design elements into our product lines in each new season. Because our products are designed according to themes determined by our in-house designers for each season, we are able to offer a range of styles within each season's line while still maintaining a unified brand image.

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

We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors and managers of major retail outlets, especially during our sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2013, 2014 and 2015, we introduced over 1,000 new designs to the market.

Production

We had applied, through our wholly owned subsidiary Xiniya (China) Holdings Limited, to the relevant governmental authorities in Quanzhou City, Fujian Province to acquire land use rights for new manufacturing and logistics facilities. In 2011, a refundable deposit of RMB8.9 million was paid to the local China government in connection with the acquisition of land use rights. In September 2015, we made a decision to terminate the application for land use rights, and the deposit for land use rights was fully refunded.

Since 2013, we have outsourced 100.0% of our products to PRC-based third-party contract manufacturers. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers." All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2013, 2014 and 2015, we had 39, 36 and 19 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and production that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB890.5 million, RMB393.0 million and RMB708.8 million ($109.4 million) in 2013, 2014 and 2015, respectively, accounting for approximately 95.5%, 91.1% and 95.6% of our total cost of sales in the respective periods.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors place at our sales fairs held three times each year, we are able to anticipate the demand for our products in advance and plan ahead for the orders we will be required to place with our contract manufacturers. We generally place manufacturing orders with our contract manufacturers immediately after each of the three sales fairs in a year, usually in April for our autumn products, in June for our winter products and in September for our spring and summer products, where we confirm purchase orders with our distributors and authorized retailers. This enables our contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and deliver to our warehouse. We deliver our products suitable for a specific season to our distributors and authorized retailers on a timely basis so that we minimize inventory at our distributors and authorized retailers.

Quality Control

Product quality control is a critical aspect of our business. Our dedicated quality control team performs various quality inspection and testing procedures, including random sample testing at different stages of our production process, to ensure that our products meet or exceed the expectations of our end consumers. We also perform routine product inspections on every batch of our products and sample testing to ensure consistent quality of our products, including semi-finished and finished products.

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

Our Distribution Network

All of our products are sold to customers in China, except for certain repurchased inventories that were sold outside of China through the Chinese local distribution channel. We sell substantially all of our products to our distributors and authorized retailers, after which distributors resell our products to authorized retailers, and eventually to end customers through authorized retail outlets owned and managed by distributors or authorized retailers. We believe our business model enables us to achieve growth by leveraging the resources of our distributors, as well as their expertise in retail distribution and management and local relationships.

As of December 31, 2015, our products were sold in 20 provinces, four autonomous regions and four municipalities in China, at one flagship outlet owned and directly operated by us and 503 authorized retail outlets, including 64 outlets owned and managed by our distributors, two flagship outlets owned and managed by our distributors, a retail website operated and managed by a distributor, a flagship outlet owned and managed by an authorized retailer, 435 authorized retail outlets owned and managed by 360 authorized retailers supervised by our 21 distributors. We present our products to our distributors and authorized retailers at our sales fairs, which are held three times a year, usually in April, June and September of each year.

Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, all of our distributors are eligible to receive incentive rebates of a fixed percentage of their respective annual purchases from us. Revenues are shown net of, inter alia, rebates and such rebates are deducted from the accounts receivable from each of these distributors at the end of each year. In the years ended December 31, 2013, 2014 and 2015, we provided rebates to our distributors in an aggregate amount of RMB81.8 million, RMB53.2 million and RMB26.9 million ($4.2 million), respectively. The reduction in rebates is primarily due to a decrease in revenues in 2014 and 2015 based on which the rebates were calculated. The amounts that each distributor receives are used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new outlet launches and new product roll-outs, as well as recruitment of authorized retailers.

The following diagram illustrates the relationships among our company, our distributors, authorized retail outlets and end consumers as of December 31, 2015.

The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets were located as of December 31, 2015.

The table below sets forth the breakdown of our revenues by geographic region for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Eastern region(1)	363,891	27.5%	90,463	23.8%	77,669	11,990	16.5%
Central and southern region(2)	360,457	27.3%	80,213	21.1%	73,095	11,284	15.5%
Southwestern region(3)	228,392	17.3%	59,937	15.8%	61,050	9,424	12.9%
Northwestern region(4)	132,087	10.0%	32,012	8.4%	39,346	6,074	8.3%
Northern region(5)	76,371	5.8%	17,859	4.7%	15,636	2,414	3.3%
Northeastern region(6)	159,622	12.1%	31,186	8.2%	10,649	1,644	2.3%
Outside China(7)	—	—	68,499	18.0%	194,721	30,060	41.2%
	1,320,820	100.0%	380,169	100.0%	472,166	72,890	100.0%

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Chongqing and Tibet Autonomous Region.
(4)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.
(5)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(6)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(7)	These figures are related to buyback inventory that was sold outside of China through the Chinese local distribution channel.

Distributors and authorized retailers

We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Shandong Province and Guangdong Province, where we have two distributors covering different regions within each province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men's apparel brands. Our distributors are also required to maintain uniform standards with respect to outlet displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a monthly basis. In 2013, 2014 and 2015, excluding buyback inventory that was sold outside of China through the Chinese local distribution channel, approximately 99.7%, 81.2% and 48.7% of our revenues were generated from sales to our distributors, respectively.

In May 2012, we recruited one new distributor in Jilin Province. Previously, we had one distributor managing both Liaoning and Jilin Provinces. With the appointment of a new distributor in Jilin Province, the existing distributor has been able to focus fully on growing the number of retail outlets in Liaoning Province. The new distributor has already taken over distribution responsibilities in Jilin Province.

In 2013, in order to improve sales performance in Inner Mongolia Autonomous Region and Hebei Province, we reorganized the distribution system in these areas and consolidated their management under the distributor based in Beijing. We and our existing distributors in Inner Mongolia Autonomous Region and Hebei Province mutually agreed to cease our business relationship immediately after these distributors fulfilled their obligation to distribute the 2013 spring and summer collections to the authorized retailers. We have put in place transitional arrangements for the distributor in Beijing to take over the distribution of Xiniya branded products in Inner Mongolia Autonomous Region and Hebei Province. The distributor in Beijing has been and is responsible for the delivery of our products to authorized retailer since July 2013. In February 2014, a distributor in Dalian City was merged into the distributor in Shenyang Province due to its poor sales performance.

In 2015, we acquired the retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million ($25.4 million) due to what we believe was their lack of commitment to our business. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us, and were direct customers and had direct contractual relationships with these five distributors. After this acquisition, these distributors ceased their contractual relationships with these authorized retailers and ceased their distributorship in these five provinces. The authorized retailers became direct customers of and have direct contractual relationship with our company.

The following table summarizes by region the number of our distributors for the periods indicated.

	As of December 31,
	2013	2014	2015
Eastern region(1)	8	8	6
Central and southern region(2)	6	6	5
Southwestern region(3)	4	4	4
Northern region(4)	2	2	2
Northeastern region(5)	4	3	1
Northwestern region(6)	3	3	3
Total	27	26	21

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Province.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Chongqing and Tibet Autonomous Region.
(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(6)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

Excluding buyback inventory that was sold outside of China through the Chinese local distribution channel, the top three regions, namely the eastern, central and southern and southwestern regions, accounted for 72.1%, 60.7% and 44.9%, respectively, of our total revenues for the years ended December 31, 2013, 2014 and 2015. These regions have the highest concentration of sales and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality.

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

	As of December 31, 2013		As of December 31, 2014		As of December 31, 2015
	Managed by Distributors	Managed by Authorized Retailers	Managed by Distributors	Managed by Authorized Retailers	Managed by Distributors	Managed by Authorized Retailers

Anhui (1)	9	48	7	32	—	32
Beijing	1	—	1	—	1	—
Chongqing	8	56	7	40	7	17
Fujian (1)(2)	6	84	5	40	4	27
Gansu	3	23	—	13	—	9
Guangdong (3)	3	54	2	21	5	15
Guangxi	9	69	7	38	6	14
Guizhou	2	61	1	46	3	17
Hainan (4)	—	1	—	—	—	—
Heilongjiang (1)	4	73	4	46	—	27
Hebei (5)	—	34	—	22	—	9
Henan (1)	6	91	5	54	—	49
Hubei	4	71	1	43	1	12
Hunan	12	112	11	34	8	19
Inner Mongolia (5)	—	41	—	33	—	13
Jiangsu	1	54	1	19	2	11
Jiangxi	4	46	2	17	1	11
Jilin	—	35	—	19	—	7
Liaoning (1)	1	60	—	12	—	14
Ningxia (6)	—	4	—	9	—	9
Qinghai (7)	1	1	1	3	—	—
Shaanxi	1	51	2	32	1	13
Shandong (8)	3	75	1	21	3	15
Shanghai (9)	—	1	—	1	—	1
Shanxi	1	37	1	25	1	11
Sichuan	—	78	2	57	2	22
Tianjin (10)	—	4	—	3	—	3
Tibet (11)	—	—	—	1	—	—
Xinjiang	15	53	14	47	13	22
Yunnan	7	71	7	54	7	21
Zhejiang	3	90	3	30	2	16
Total	104	1,478	85	812	67	436

(1)

In 2015, we acquired the retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province. The retail network consists of 140 authorized retail outlets. For the three months ended March 31, 2016, a total 13 authorized retail outlets were closed in these five provinces. As of March 31, 2016, the total number of authorized retail outlets in these provinces was 127.

(2)

After acquisition of retail network from five distributors in 2015, we still have one distributor in Fujian Province covering different northern region of Fujian Province, consisting four retail outlets owned and managed by the distributor and nine authorized retail outlets owned and managed by authorized retailers.

(3)	We currently have two distributors in Guangdong Province covering different regions within Guangdong Province.
(4)	We currently do not have a distributor covering Hainan Province. Our retail outlet located in Hainan Province is authorized and supervised by our distributor for Guangdong Province.
(5)	Our Beijing distributor manages Hebei Province and Inner Mongolia Autonomous Region since July 2013.
(6)	We currently do not have a distributor covering Ningxia Autonomous Region. Our retail outlets located in Ningxia Autonomous Region are authorized and supervised by our distributor for Gansu Province.
(7)	We currently do not have a distributor covering Qinghai Province. Our retail outlets located in Qinghai Province are authorized and supervised by our distributor for Gansu Province.
(8)	We currently have two distributors in Shandong Province covering different regions within Shandong Province.
(9)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.
(10)	We currently do not have a distributor covering Tianjin. Our retail outlets located in Tianjin are authorized and supervised by our distributor for Beijing.
(11)	We currently do not have a distributor covering Tibet Autonomous Region. Our retail outlet located in Tibet Autonomous Region was authorized and supervised by our distributor for Sichuan Province.

We have a stable relationship with our distributors and most of our distributors or their predecessors or affiliates have had a business relationship with us since the establishment of our retail network in 2006. We select our distributors based on an extensive screening process, including the following criteria: experience in the men's apparel industry and in retail sales, sales channels, local networks and business resources, management capabilities, long-term growth vision, warehousing facilities, financial condition, creditworthiness, brand promotion capabilities and ability to help us implement our broader business strategies.

In order to motivate our distributors to comply with our operational and marketing policies and to preserve our ability to remove and replace distributors with unsatisfactory performance from our retail network in a timely manner, our distributorship agreements with each of our distributors are typically only for a one-year term. At the end of the term we review and evaluate each distributor and decide whether to renew a distributorship agreement, which may include new or modified terms. Such approach is consistent with the general practice in the men's apparel industry in China.

Our distributorship agreements generally include the following terms:

•	Product exclusivity: Our distributors are required to sell only our products at Xiniya-branded retail outlets managed by them or authorized retailers.
•	Geographic exclusivity: Each distributor is only authorized to sell our products within an exclusively defined geographical region.
•

Undertaking: Our distributors undertake to comply with our pricing and discount policies, follow our uniform outlet design and display standards and refrain from selling other branded men's apparel products and counterfeit products.

•

Minimum purchase requirement and deposit: Each of our distributors is expected to purchase a minimum amount of our products each year, which, for example, ranges from RMB11.0 million to RMB75.0 million in 2015, as specified in the respective distributorship agreements, and pay a refundable deposit to us, provided that such distributor does not materially breach its distributorship agreement with us. If a distributor fails to meet the minimum purchase amount, we have the right to terminate its distributorship agreement and withhold part or all of the deposit as a penalty.

•

Payment and delivery: From July 2014 to June 2015, trade receivables generally had credit terms ranging from 120 to 240 days. Beginning in July 2015, we implemented additional credit policies and credit limits with our distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days. We generally deliver our products to our distributors and authorized retailers on a monthly basis according to the seasons of the year. We make the delivery arrangements, but the distributors bear the costs of delivery and insurance.

•	Pricing: We agree to sell our products to our distributors at a uniform price across all distributors.
•	Return of products: We will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products.
•

Authorized retailers: Distributors are permitted to sub-contract the operation of retail outlets to third parties, subject to our approval of the location and renovation plan. Distributors must instruct their third party retailers to comply with the relevant requirements for the retail outlets for our products included in the distributorship agreements and our pricing and discount policies, follow our uniform outlet design and display standards and refrain from selling counterfeit products. In addition, the third party authorized retailers are generally prohibited by our distributors from selling other branded men's apparel products.

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

Excluding certain repurchased inventory that was sold outside of China through the Chinese local distribution channel, sales generated by our five best-performing distributors accounted for approximately 30.6%, 23.7% and 19.6% of our revenues in the years ended December 31, 2013, 2014 and 2015, respectively. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

Management and Growth Control of Our Authorized Retail Network

Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 52 dedicated members, is primarily responsible for approaching potential distributors and authorized retailers, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform outlet design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with certain operators of retail outlets supervised by our distributors, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.

Expansion Plans For Our Authorized Retail Network

Although a net total of 394 retail outlets were closed in 2015, consisting of 127 new retail outlets opened and 521 retail outlets closed, which was primarily due to China's softening economy and a challenging retail environment, we still plan to expand our authorized retail network in China. For the three months ended March 31, 2016, a net total of eight retail outlets were closed, consisting of five new retail outlets opened and 13 retail outlets closed. The total number of retail outlets was 496 as of March 31, 2016. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor. In addition, as an important part of our development strategy, we plan to open, or provide support to our distributors to open, new flagship outlets in select major cities in China. We believe a flagship outlet in a prime business district of a major city would showcase our complete line of products, attract prospective retailers to join us, attract end consumer attention and promote our brand image. The flagship outlets will be designed and outfitted by us and managed either by us or by our distributors. In 2013, 2014 and 2015, we owned and operated one flagship outlet in Quanzhou City in Fujian Province. Our distributors owned and are operating flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province and Urumqi City in Xinjiang Province. Following our retail network acquisition described above, we converted a flagship outlet that was previously owned and operated by a distributor to ownership and operation by an authorized retailer.

Seasonality

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our autumn and winter collections and experience lower sales for our spring and summer products due to seasonal weather and the differences in selling prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate."

Pricing Policy

We sell our products to our distributors and authorized retailers at uniform discounts from our suggested retail prices. We have a suggested retail price policy that applies to all our distributors and authorized retailers to help maintain brand image, ensure consistent pricing levels from region to region and prevent price competition among our distributors and authorized retailers. In determining our pricing strategies, we take into account market supply and demand, production cost and the prices of our competitors' similar products. Our sales representatives collect and record the retail prices of our products sold by our retailers. We analyze the information collected and engage in discussions with our distributors and authorized retailers to ensure that they follow our pricing policy. See "—Our Distribution Network."

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

In 2013, 2014 and 2015, we advertised on billboards across 20 provinces in China.

In the years ended December 31, 2013, 2014 and 2015, our total advertising and promotional expenses amounted to approximately RMB96.7 million, RMB56.8 million and RMB47.6 million ($7.3 million), respectively, which accounted for approximately 7.3%, 14.9% and 10.1% of our revenues in the respective periods.

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

In April 2006, Shishi Xiniya brought a trademark infringement claim against a third party for intellectual property rights infringement for registering an Internet domain name similar to the one owned by Shishi Xiniya. The defendant was ordered by the court to, among other actions, cease using and de-register the infringing domain name. As part of the judgment, the court also judged the Xiniya trademark to be a "Well-Known Trademark" in China according to the "Interpretations of the Supreme Court regarding Several Issues on the Application of Laws in the Trial of Civil Disputes Involving Internet Domain Names" issued by the Supreme Court of the PRC in 2001.

Except as disclosed above, we have not been involved in any material intellectual property rights infringement claims or litigation.

Competition

The men's retail apparel industry is highly competitive in China. We believe the principal bases upon which we compete are quality, design, the breadth of our retail network, customer service and price. We believe that our primary competitive advantages are consumer recognition of our brand name and our presence in many second- and lower-tier cities in China.

The men's business casual apparel segment in China is relatively fragmented but there are a small number of market leaders. We compete primarily with domestic men's apparel brands, including, among others, Lilanz, Septwolves, Joe One, Seven Brand and K-Boxing.

We believe the intense competition in China's men's apparel industry will continue in the future. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins." We will continue to place our focus on the business casual segment within the rapidly growing men's apparel market in China and we believe the quickly expanding China retail consumer market will position ourselves well to capitalize on favorable economic, demographic and industry trends.

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

The establishment and approval procedures, registered capital requirement, foreign exchange, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, or the Wholly Foreign-owned Enterprise Law, which was promulgated on April 12, 1986 and subsequently amended on October 31, 2000 as well as the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, which was promulgated on December 12, 1990 and subsequently amended on April 12, 2001 and February 19, 2014.

Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was amended and promulgated on March 10, 2015 and became effective as of April 10, 2015. The Catalogue is a tool that PRC policymakers have used to manage and direct foreign investment. The Catalogue divides industries into three basic categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects are also subject to approvals of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. The area of production of men's apparel, which includes the production of business and casual men's apparel, belongs to the category of permitted foreign investment industries.

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

The Tort Law of the PRC, or the Tort Law, was adopted and promulgated by the Standing Committee of the National People's Congress on December 26, 2009 and became effective as of July 1, 2010. The Tort Law provides that, in the event of death or serious personal injuries caused by defective products, the entity that manufactures or distributes such defective products with the knowledge of such defects shall be subject to punitive damages.

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

Environmental Laws

According to the Environmental Protection Law, which was amended on April 24, 2014 and became effective on January 1, 2015, the entities that cause environmental pollution and other public hazards shall incorporate the work of environmental protection into their plans and establish a responsibility system for environmental protection. These entities shall adopt effective measures to prevent and control the pollution and harm caused to the environment by waste gas, waste water, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities. Installations for the prevention and control of pollution at a construction project shall be designed, built and commissioned together with the principal part of the project. No permission shall be given for a construction project to be commissioned or used, until its installations for the prevention and control of pollution are examined and considered up to the standard by the competent department of the environmental protection administration that examined and approved the environmental impact statement.

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

According to the Law of the PRC on Prevention and Control of Atmospheric Pollution, which was amended on August 29, 2015 and became effective on January 1, 2016, new construction project, expansion, or reconstruction project that discharges pollutants into air shall be subject to the state regulations on environmental protection of construction projects. Entities that discharge atmospheric pollutants shall report to the local administrative department of environmental protection their existing discharge and treatment facilities for pollutants and the categories, quantities and concentrations of pollutants discharged under normal operation conditions and submit to the same department their technical information concerning prevention and control of atmospheric pollution. The PRC implements a system of collecting fees for discharging pollutants on the basis of the categories and quantities of the atmospheric pollutants discharged, and establishing reasonable standards for collecting the fees therefore according to the needs of strengthening prevention and control of atmospheric pollution and economic and technological conditions.

According to the Law of the PRC on Prevention and Control of Environmental Pollution by Solid Waste effective as of April 1, 2005, as subsequently amended on June 29, 2013 and April 24, 2015, producers, distributors, importers and users of a product shall be responsible for the prevention and control of the solid wastes it generates or discharges.

According to the Law of the PRC on Prevention and Control of Water Pollution, which was amended on February 28, 2008 and became effective on June 1, 2008, new construction projects, expansion and reconstruction projects and other installations on water that directly or indirectly discharge pollutants into a body of water shall be subject to the state regulations on environmental protection of construction projects. Enterprises and institutions that discharge pollutants directly or indirectly into a body of water shall report to and register with the local environmental protection department their existing facilities for discharging and treating pollutants, and the categories, quantities and concentrations of pollutants discharged under their normal operation conditions, and also submit to the same department technical information concerning prevention and control of water pollution. Enterprises and institutions that directly discharge pollutants into a body of water shall pay a pollutant discharge fee according to the category and quantity of the pollution and the collection standard of the pollutant discharge fee.

Labor Contract Law

The PRC Labor Contract Law was promulgated on June 29, 2007, as amended on December 28, 2012, became effective on July 1, 2013. According to the Labor Contract Law of PRC labor contracts shall be entered into if labor relationships are to be established between an entity and its employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and shall pay to the employees' wages which are no lower than local standards on minimum wages. The entity shall establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, educate employees in labor safety and sanitation in the PRC.

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

Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules, promulgated on January 29, 1996, as subsequently amended on January 14, 1997 and August 1, 2008. Under these rules, RMB is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loan unless prior approval of SAFE is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE for paying dividends by providing certain evidencing documents, such as board resolutions and tax certificates, or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency, subject to an approval by SAFE of a cap amount, to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval or file with the relevant governmental authorities if necessary.

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

On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%, effective from January 1, 2008.

The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the "beneficial owner" under the Arrangement. On October 27, 2009, the SAT promulgated Circular 601, which clarifies that a beneficial owner shall be a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a "conduit company" that is established for the purposes of avoiding tax and dividend transfers and is not engaged in any actual operations from being a beneficial owner. Further, the SAT promulgated the Notice on the Determination of Beneficial Ownership Under Tax Treaties on June 29, 2012, and the Notice on the Implementation of the Determination of Residency Status related to the Arrangement Between the Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013. It is unclear how the abovementioned Circular 601 and notices are being implemented in practice by the SAT or its local counterparts.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

C. Organizational Structure

For a description of our organizational structure, see "Item 4. Information on the Company—A. History and Development of the Company."

D. Property, Plant and Equipment

Our corporate headquarters are located in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space from a related party. We also lease warehousing facility of approximately 1,241 square meters in Jinjiang City, Fujian Province from a related party. As of the date of this annual report, we manage one flagship store in Jinjiang City, Fujian Province with approximately 316 square meters of space leased from a related party.

In October 2005, we signed an operating lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, relating to 18,000 square meters of property, which includes a warehousing facility of 6,000 square meters, administrative areas of 6,000 square meters and employee residential areas of 6,000 square meters. The term of the lease is ten years starting from October 2005and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

In March 2011, we signed a five-year operating lease agreement from April 1, 2011 to March 31, 2016 for our design and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,516 square meters of office space.

In December 2014, we signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, from January 1, 2015 to December 31, 2017 for our design and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year. In 2015, our corporate headquarters also moved to this location.

In April 2015, we signed a three-year operating lease agreement with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, relating to 1,241 square meters of warehousing facility in Jinjiang City, Fujian Province and 316 square meters of flagship store in Jinjiang City, Fujian Province. The term of the lease is three years from May 2015 to April 2018 and the lease amount is RMB119,000 per year for the warehousing facility and RMB233,000 per year for the flagship store.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.

A. Operating Results

Overview

We are a leading provider of men's business casual apparel in China. We design men's business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution and retail network. Our products are sold to end consumers at over 400 authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions and four municipalities in China, except for certain repurchased inventories that were sold outside of China through the Chinese local distribution channel. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men's apparel brands do not have a significant presence. Our target end consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

We currently derive all of our revenues from the sale of men's casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Except for certain repurchased inventories that were sold outside of China through the Chinese local distribution channel, our products are sold to customers in China under our Xiniya brand. We sell substantially all of our products to our authorized retailers and distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network are required to sell our products exclusively. We also have one flagship outlet owned and managed by us. In 2013, 2014 and 2015, we sold approximately 5,922,000, 4,790,000 and 6,278,000 units of garments, respectively. Excluding the sales volume of repurchased inventory that was sold outside of China, our sales volume was 4,018,000 units and 3,067,000 units in 2014 and 2015, respectively. Since 2013, we have outsourced 100% of the garment production to PRC-based third-party contract manufacturers.

Our revenues decreased from RMB1,320.8 million in 2013 to RMB380.2 million in 2014 and increased to RMB472.2 million ($72.9 million) in 2015 and our net profit in 2013 was RMB97.2 million in 2013. We incurred a net loss of RMB170.7 million and RMB600.3 million ($92.7 million) in 2014 and 2015, respectively.

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

Economic Growth, Level of Per Capita Disposable Income and Consumer Spending Patterns in the PRC

We conduct all of our operations in the PRC and our financial results may be materially affected by changes in economic conditions, level of per capita disposable income and consumer spending patterns in the PRC. Economic growth in China contributes to the growth in disposable income and consumer spending, which is a critical driver for all consumer products, including ours. We believe that consumer purchasing power typically increases as a result of the increase in disposable income. In addition, the continuous development of the PRC economy increases opportunities for business and leisure travel in China, which creates significant demand for leisure and business menswear products. As the middle class in China is expanding along with the growth of the PRC economy, we believe both the number of our target consumers and their spending power will increase accordingly, which will positively contribute to our results of operations. On the other hand, any slowdown or decline in the PRC economy may adversely affect consumer demand in general and the demand for our products and therefore negatively affect our financial performance and results of operations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Conducting Business in the PRC—Fluctuations in consumer spending caused by changes in macroeconomic conditions in the PRC may significantly affect our business and financial performance." In addition, any change in consumption patterns in the PRC or a less than expected increase in consumer spending for men's leisure and business apparel could materially adversely affect our financial condition and results of operations.

Our Relationships with, and the Business Performance of, Our Distributors and Their Authorized Retailers

We sell substantially all of our products to our authorized retailers and distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors and their authorized retailers. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us or becomes bankrupt. We provide rebates to our distributors, and such rebates are settled by offsetting the accounts receivable from each distributor at the end of the year. In 2013, we increased rebates provided to distributors to further enhance their ability to compete in an increasingly challenging retail environment. In 2014 and 2015, the reduction in rebates was primarily due to a decrease in revenues based on which the rebates were calculated.In the years ended December 31, 2013, 2014 and 2015, we provided rebates to our distributors in an aggregate amount of RMB81.8 million, RMB53.2 million and RMB26.9 million ($4.2 million), respectively. Excluding certain repurchased inventory that was sold outside of China through the Chinese local distribution channel, our five largest distributors accounted for an aggregate of 30.6%, 23.7% and 19.6% of our revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

As we do not have direct contractual relationships with certain operators of the authorized retail outlets, we rely on the distributors to manage and supervise the operation of the authorized retailers. These authorized retail outlets have a significant influence on consumers' perception of our products. Any deviation by the retailers from our retail policies may adversely impact the popularity of our products and our business reputation. In addition, we rely on our distributors to expand the retail networks of our products by opening more retail outlets themselves or developing more third-party retailers.

Therefore, the achievement of our business goals and the expansion of our operations are dependent on our relationship with, our ability to supervise and manage, and the business performance of, our distributors and their retail networks. If we cannot maintain and strengthen our relationship with our distributors, or if a number of our distributors experience difficulties with their operations, our financial performance and results of operations may be materially adversely affected. See also "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely on distributors and authorized retailers to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors could have a material adverse effect on our financial condition and results of operations," "—A distributor's failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations," and "—Consumer sales of our products are conducted by distributors and authorized retailers over whom we have limited control."

Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand

We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We incurred approximately RMB96.7 million, RMB56.8 million and RMB26.9 million ($4.2 million) on our advertising and marketing activities for the years ended December 31, 2013, 2014 and 2015, respectively. In 2014 and 2015, our advertising and promotional expenses were in billboard advertisements across 20 provinces in China and were at a reduced amount. We also work closely with our distributors and their authorized retailers in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program. We plan to continue to work closely with our distributors and their authorized retailers to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may diminish, and our business, results of operations and prospects may be materially adversely affected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations."

Our Ability to Address the Needs and Preferences of our Target End Consumers in a Timely Manner

Our target end consumers are male working professionals between the age of 25 and 45. The acceptance and popularity of our products among our target end consumers are largely determined by our ability to satisfy their evolving needs for business and leisure travel, anticipate and reflect their rapidly changing fashion preferences in our products and price our products within an acceptable range. In this regard, we currently implement a policy to track the inventory levels of our distributors by requiring them to provide sales reports on a monthly basis, mainly to gather information regarding the market acceptance of our products so as to reflect consumer preferences in the design of our products for the next season. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors and their authorized experiencing lower sales volumes, lower selling prices and lower profits, which in turn could materially adversely affect our results of operations and prospects. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may not be able to anticipate and respond in a timely manner to rapid changes in consumers' tastes and preferences."

Seasonality

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our autumn and winter collections and experience lower sales for our spring and summer products due to seasonality of demand for business and leisure menswear and the differences in selling prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate."

Competition

The men's retail apparel industry in China is highly competitive. We compete primarily with domestic men's apparel brands on the bases of quality, design, the breadth of our authorized retail network, customer service and price. We have limited ability to set price levels of our products in our target markets, and we are therefore required to adjust the prices of our products from time to time to be comparable with the prevailing market prices of similar products offered by our competitors. We believe that our primary competitive advantages are consumer recognition of our brand name and our authorized retail network coverage in many second- and lower-tier cities in China. Our major competitors include, among others, Lilanz, Septwolves, Joe One, Seven Brand and K-Boxing. We believe the intense competition in China's men's apparel industry will continue in the future. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and to maintain and increase our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and increase expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins."

Our Relationships with, and the Performance of, our Contract Manufacturers

We engage contract manufacturers to manufacture all of our products, which are then sold by us to our distributors and authorized retailers. In 2013, 2014 and 2015, we had 39, 36 and 19 contract manufacturers, respectively. We believe that our outsourcing arrangements allow us to leverage the expertise and resources of contract manufacturers, and meet the increasing demand for our products during peak production seasons. However, we are also subject to risks as a result of such outsourcing arrangement. For example, if an contract manufacturer determines to end its business relationship with us or fails to provide the required number of products meeting our quality standards in a timely manner, we may be forced to default under our agreements with our distributors, which could have an adverse effect on the sales of our products to end consumers at the retail outlets. Our reputation and brand name may also be adversely affected by possible violations of laws and regulations by our contract manufacturers. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers."

Revenues

Our revenues decreased from RMB1,320.8 million in 2013 to RMB380.2 million in 2014 and increased to RMB472.2 million ($72.9 million) in 2015. Our revenues decreased to RMB380.2 million in 2014 primarily due to a decrease in sales volume and average unit selling price. The decrease in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,583 as of December 31, 2013 to 898 as of December 31, 2014. The decrease in revenues in 2014 was also attributable due to softening of China's economic growth and a challenging retail environment. In addition, the decrease was attributable to repurchased inventory of RMB252.4 million from certain distributors, provision for estimated sales return of RMB45.4 million and provision for constructive obligation of RMB249.0 million for the inventory to be repurchased from distributors. The decrease was partially offset by sales of repurchased inventory of RMB68.5 million.

Our revenues increased to RMB472.2 million ($72.9 million) in 2015 primarily due to an increase in sales volume, partially offset by a decrease in average unit selling price. The increase was attributed to a decrease in revenue reduction arising from inventory repurchased, as we bought back RMB391.5 million ($60.4 million) worth of inventory from distributors in 2015, of which provision for estimated sales return of RMB45.4 million and provision for constructive obligation of RMB249.0 million were provided in 2014, and the revenue reduction arising from repurchased inventory decreased by RMB155.3 million ($24.0 million) from RMB252.4 million in 2014 to RMB97.1 million ($15.0 million). Provision for constructive obligation for the inventory to be repurchased is an offset against our revenues. The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB141.7 million ($21.9 million) from RMB249.0 million in 2014 to RMB107.3 million ($16.6 million) in 2015. In addition, the increase was attributed to an increase in sales of repurchased inventory by RMB42.8 million ($6.6 million) from RMB68.5 million in 2014 to RMB111.3 million ($17.2 million), and the repurchased inventory was adjusted to its net realizable value. In 2015, the sales of RMB111.3 million ($17.2 million) repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million ($7.1 million) and inventory repurchased in 2015 that was sold for RMB65.5 million ($10.1 million). The increase in revenue was partially offset by a decrease in revenue that excluded the impact of the inventory repurchased and provision for constructive obligation for the inventory to be repurchased. The revenue, net of sales rebates and provision for estimated sales return, decreased by RMB247.8 million ($38.3 million) from RMB813.1 million in 2014 to RMB565.3 million ($87.3 million) in 2015, the decrease was mainly attributed to a decrease in the number of our authorized retail outlets from 898 as of December 31, 2014 to 504 as of December 31, 2015 as well as the softening of China's economic growth and a challenging retail environment.

The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	$
	(amounts in thousands, except average unit selling price)
Revenues(1)	1,320,820	380,169	472,166	72,890
Cost of sales(1)	(932,639)	(431,540)	(741,172)	(114,417)
Gross profit/(loss)(1)	388,181	(51,371)	(269,006)	(41,527)
Gross profit margin	29.4%	(13.5)%	(57.0)%	—
Number of units sold	5,922	4,790	6,278	—
Average unit selling price(2)	223.0	79.4	75.2	—

(1)

In reassessing its 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction that resulted in this loss on inventory buyback amount of RMB274,266 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015.

(2)

Average unit selling price is calculated by dividing the revenues for the year/period by the number of units sold. However, the price of any particular unit may vary significantly depending on the type of apparel and accessories.

Breakdown of Revenues by Product Line

We currently derive all of our revenues from the sale of men's casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our products feature progressive designs, high-tech fabrics and high quality craftsmanship that complement our sophisticated yet casual brand image.

The table below sets forth a breakdown of our revenues by product line for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual(1)	1,222,567	92.5%	350,488	92.2%	439,602	67,863	93.1%
Business formal(1)	77,460	5.9%	23,086	6.1%	26,459	4,085	5.6%
Accessories(1)	20,793	1.6%	6,595	1.7%	6,105	942	1.3%
	1,320,820	100.0%	380,169	100.0%	472,166	72,890	100.0%

(1)

In reassessing its 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction that resulted in this loss on inventory buyback amount of RMB274,266 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015.

We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 92.5%, 92.2% and 93.1% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Revenues from sales of our business formal apparel represented 5.9%, 6.1% and 5.6% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. Our revenues from sales of accessories represented 1.6%, 1.7% and 1.3%, respectively, of our total revenues for the years ended December 31, 2013, 2014 and 2015.

Breakdown of Revenues by Sales Channel

We sell our products to our authorized retailers and distributors who then resell our products to authorized retailers, and retail end consumers through retail outlets managed or authorized by such distributors. For the inventory repurchased in 2014 and 2015, we sold the repurchased inventory outside of China through the Chinese local distribution channel. After acquisition of retail network from five distributors in 2015, we sell our products directly to certain authorized retailers. We also sell our products through our flagship outlet in Jinjiang City, Fujian Province.

The table below sets forth the breakdown of our revenues by sales channel for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Distributors	1,317,227	99.7%	308,694	81.2%	229,949	35,498	48.7%
Distributors (products sold outside of China)(1)	—	—	68,499	18.0%	194,722	30,060	41.2%
Authorized retailers	—	—	—	—	43,828	6,766	9.3%
Flagship outlet	3,593	0.3%	2,976	0.8%	3,667	566	0.8%
	1,320,820	100.0%	380,169	100.0%	472,166	72,890	100.0%

(1)

In 2015, inventory of RMB194.7 million ($30.1 million) was sold outside of China through the Chinese local distribution channel at its net realizable value. The sales of RMB194.7 million ($30.1 million) represented RMB45.8 million inventory repurchased in 2014 that was sold in January 2015, RMB65.5 million ($10.1 million) inventory repurchased in 2015 and RMB83.4 million ($12.9 million) related to our inventory.

Revenues generated from sales to distributors accounted for 99.7%, 81.2% and 48.7%, respectively, of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues.

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Cost of sales	932,639	70.6%	431,540	113.6%	741,172	114,417	157.0%
Selling and distribution expenses(1)	238,855	18.1%	166,158	43.7%	269,448	41,596	57.1%
Administrative expenses	32,620	2.5%	30,178	7.9%	25,220	3,893	5.3%
Total operating costs and expenses	1,204,114	91.2%	627,876	165.2%	1,035,840	159,906	219.4%

(1)	We do not incur significant purchasing, receiving or warehousing costs for our inventory.

Cost of Sales

Cost of sales includes purchases from our contract manufacturers, design and development expenses, sales taxes, cost of sales of repurchased inventory, inventory to be repurchased under constructive obligation and provision for estimated sales return.

Our cost of sales decreased from RMB932.6 million in 2013 to RMB431.5 million in 2014. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by RMB497.5 million. The decrease in purchases was mainly attributable to a decrease in the number of our authorized retail outlets from 1,583 as of December 31, 2013 to 898 as of December 31, 2014 as well as softening of China's economic growth and a challenging retail environment. The decrease was also attributed to the repurchased inventory at its net realizable value of RMB114.3 million as a reduction in cost of sales. In recent years, we observed that the gradual slowdown in China's economy resulted in a slowdown in demand in menswear and, in turn, led to oversupply in the menswear market with excess inventory across the retail network of many menswear companies. In response, we observed that menswear companies began offering discounts and promotions to reduce inventories. Furthermore, we observed that certain menswear companies were repurchasing excess inventory from their distribution and retail network in order to maintain healthy relationships with their distribution and retail partners. In 2014, although we did not have an obligation or arrangement to reacquire excess inventory from distributors, we made a determination in 2014 that reacquiring excess inventory from certain distributors in 2014 would further strengthen the relationship with our distributors and retail partners. In 2014, we bought back RMB252.4 million of inventory from certain distributors. The repurchased inventory was written down by RMB138,1 million to its net realizable value of RMB114.3 million. This net realizable value was a reduction in cost of sales. In addition, the decrease was attributed to the provision for constructive liability for inventory to be repurchased by RMB112.8 million in 2014. Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the inventory repurchased initiative implemented in 2014 gives rise to similar expectation from us that we may implement a similar inventory repurchased initiative in subsequent years which, in turn, gives rise to a constructive obligation. A constructive obligation for the inventory to be repurchased was provided by RMB112.8 million in 2014. The decrease was partially offset by the sales of repurchased inventory of RMB68.5 million at its net realizable value outside of China through the Chinese local distribution channel.

Our cost of sales increased from RMB431.5 million in 2014 to RMB741.2 million ($114.4 million) in 2015. The increase was attributed to a decrease in cost of sales reduction arising from inventory repurchased by RMB180.3 million ($27.8 million) from the net realizable value of RMB114.3 million in 2014 to an additional write down of RMB66.0 million ($10.2 million) in 2015. We bought back RMB391.5 million ($60.4 million) worth of inventory from distributors in 2015 which was written down by RMB315.8 million ($48.8 million) to its net realizable value of RMB75.7 million ($11.7 million). Additionally, the net realizable value was reduced by provision for estimated sales return of RMB28.9 million ($4.5 million) in 2014 and provision for constructive obligation for inventory to be repurchased of RMB112.8 million ($17.4 million) in 2014 which resulted in additional write down of RMB66.0 million ($10.2 million). The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB89.8 million ($13.9 million) from RMB112.8 million in 2014 to RMB23.0 million ($3.6 million) in 2015. In addition, the increase was attributed to an increase in the sales of repurchased inventory (which was adjusted to its net realizable value) by RMB42.8 million ($6.6 million) from RMB68.5 million in 2014 to RMB111.3 million ($17.2 million) in 2015. The sales of RMB111.3 million ($17.2 million) repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million ($7.1 million) and inventory repurchased in 2015 that was sold for RMB65.5 million ($10.1 million). The remaining repurchased inventory in 2015 was carried at its net realizable of value of RMB10.3 million ($1.6 million).

In 2013, 2014 and 2015, we sold approximately 5,922,000, 4,790,000 and 6,278,000 units of garments, respectively.

The following table sets forth a breakdown of our cost of sales for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	Amount		% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Purchases	890,477	95.5%	392,975	91.1%	708,841	109,426	95.6%
Design and development expenses	32,940	3.5%	35,822	8.3%	32,330	4,991	4.4%
Tax	9,222	1.0%	2,743	0.6%	1	—	—
	932,639	100.0%	431,540	100.0%	741,172	114,417	100.0%

The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	Amount		% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	853,305	91.5%	394,871	91.5%	692,127	106,846	93.4%
Business formal	54,178	5.8%	26,024	6.0%	41,874	6,464	5.6%
Accessories	15,934	1.7%	7,902	1.8%	7,170	1,107	1.0%
Taxes	9,222	1.0%	2,743	0.7%	1	—	—
Total	932,639	100.0%	431,540	100.0%	741,172	114,417	100.0%

Selling and Distribution Expenses

Selling and distribution expenses primarily include advertising and promotion expenses, expenses relating to shop rack, signage and various outlet-related accessories for authorized retail outlets, freight expenses, sales fair expenses, marketing planning expenses, training expenses, traveling expenses, flagship outlet renovation amortization and rental expenses, and packaging expenses. Our selling and distribution expenses were RMB238.9 million, RMB166.2 million and RMB269.4 million ($41.6 million) in 2013, 2014 and 2015, respectively.

In 2015, we acquired the retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million ($25.4 million). We recorded an intangible asset for RMB14.5 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to us, the total price paid to acquire the retail network, RMB149.9 million ($23.1 million) was expensed. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us, and were direct customers and had direct contractual relationship with these five distributors. After this acquisition, these distributors ceased their contractual relationship with these authorized retailers and ceased their distributorship in these five provinces. The authorized retailers became direct customers of and have direct contractual relationship with our company.

In 2013, 2014 and 2015, we recorded advertising expenses of RMB96.7 million, RMB56.8 million and RMB47.6 million ($7.3 million), respectively, in connection with billboard advertisements across 20 provinces in China. For the years ended December 31, 2013, 2014 and 2015, our advertising and promotion expenses represented 7.3%, 14.9% and 10.1%, respectively, of our revenues.

In 2013, we paid for shop rack, signage and various outlet-related accessories for 213 new retail outlets and refurbished 246 existing retail outlets, including expanding floor space for 53 existing retail outlets. In 2014, we paid for shop rack, signage and various outlet-related accessories for 180 new retail outlets and refurbished 169 existing retail outlets, including expanding floor space for 44 existing retail outlets. In 2015, we paid for shop rack, signage and various outlet-related accessories for 127 new retail outlets and refurbished 107 existing retail outlets, including expanding floor space for 25 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help to attract new end consumers and improve the presentation of our products to end consumers, all in an effort to enhance retail outlet sales in the future. For the years ended December 31, 2013, 2014 and 2015, these expenses were RMB93.7 million, RMB81.4 million and RMB52.1 million ($8.0 million) respectively and represented 7.1%, 21.4% and 11.0%, respectively, of our revenues.

We recorded training expenses of RMB7.5 million, RMB3.3 million and RMB2.8 million ($0.4 million) in 2013, 2014 and 2015 respectively in connection with professional fees paid to external professional trainers for training provided to our distributors, authorized retailers, store managers and retail sales staff across China in order to improve sales performance of each authorized retail outlet. These training courses covered areas such as management of store, inventory and sales staff, management of store performance goals, resource allocation, training of store manager and sales staff to improve their services to end consumers, which include color matching skills, apparel display, etiquette and so forth.

We recorded consultancy expenses of RMB10.0 million, RMB5.7 million and RMB4.3 million ($0.7 million) in 2013, 2014 and 2015 respectively in connection with consultancy fees paid to professional consultants for devising promotional plans and activities for authorized retail outlets; and for concept, design, printing and distributing magazines showcasing our Spring / Summer and Fall / Winter collections, authorized retailer recruitment booklets and retail channel training booklets.

We recorded packaging expenses for delivering goods to our distributors and printing expenses for Xiniya brand shopper bags of RMB12.1 million, RMB10.6 million and RMB6.0 million ($0.9 million) in 2013, 2014 and 2015 respectively.

In 2013, we owned and operated one flagship outlet in Quanzhou City and our distributors owned and operated four other flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province, Urumqi City in Xinjiang Province and Shenyang City in Liaoning Province as we closed one of our flagship outlets in Quanzhou City, a distributor in Chengdu City in Sichuan Province closed one flagship outlet and another distributor relocated one flagship outlet from Zun Yi City in Guizhou Province to Bi Jie City in Guizhou Province. In 2014, we owned and operated one flagship outlet in Quanzhou City and our distributors owned and operated three other flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province and Urumqi City in Xinjiang Autonomous Region as a distributor in Liaoning Province closed one flagship outlet. In 2015, our distributors owned and are operating flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province and Urumqi City in Xinjiang Province. After we acquired retail network from our five distributors, a flagship outlet which previously owned by a distributor, was converted to a flagship outlet owned and operated by an authorized retailer. We used some of the proceeds received from our initial public offering to pay for the renovation and rack related expenses for these flagship outlets. We recorded RMB5.2 million, RMB2.7 million and RMB1.8 million ($0.3 million) in flagship outlet renovation and rental expenses in 2013, 2014 and 2015 respectively.

We do not incur significant purchasing, receiving or warehousing costs for our inventory. We account for freight expenses as selling and distribution expenses. We recorded RMB5.1 million, RMB3.6 million and RMB3.0 million ($0.5 million) in freight expenses in 2013, 2014 and 2015, respectively. For the years ended December 31, 2013, 2014 and 2015, freight expenses represented 0.4%, 0.9% and 0.6%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.

Administrative Expenses

Our administrative expenses were RMB32.6 million, RMB30.2 million and RMB25.2 million ($3.9 million) in 2013, 2014 and 2015, respectively, and consisted primarily of salary, social insurance, office rental, transportation, telecommunication, share-based compensation and other expenses, as well as professional fees and public company listing fees.

Salary and social insurance payments to our staff decreased from approximately RMB18.0 million in 2013 to RMB16.1 million in 2014 and further to RMB12.0 million ($1.9 million) primarily due to the reduction in headcount. For the years ended December 31, 2013, 2014 and 2015, salary and social insurance expenses represented 1.4%, 4.2% and 2.5%, respectively, of our revenues.

We incurred professional and listing related fees of RMB4.0 million, RMB3.7 million and RMB3.1 million ($0.5 million) in 2013, 2014 and 2015, respectively.

We incurred office rental, electricity, office, transportation, telecommunication and other expenses of RMB7.0 million, RMB7.0 million and RMB5.6 million ($0.9 million) in 2013, 2014 and 2015, respectively.

Taxation

See "Item 10. Additional Information—E. Taxation."

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management's judgment. When reviewing our financial statements, you should take into account:

•	our critical accounting policies discussed below;
•	the related judgment made by our management and other uncertainties affecting the application of these policies;
•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and
•	the risks and uncertainties described under "Risk Factors."

See note 3 to our audited financial statements for additional information regarding our critical accounting policies.

Revenue Recognition

We recognize our revenue when the risks and rewards of ownership have transferred, the buyer has ownership of the goods, revenue can be reliably measured and it is probable that the economic benefits will flow to us, and when specific criteria have been met for each of our activities as described below.

Sales of goods—distributors and authorized retailers. We sell a range of menswear products to distributors and authorized retailers. Our menswear products are bought by distributors and authorized retailers without any buyback obligation or arrangements, without any consignment arrangement, without any right of return arrangement by distributors and authorized retailers or any other similar rights. Revenues are recognized upon delivery of products to distributors and authorized retailers and when there is no unfulfilled obligation that could affect acceptance of products by distributors and authorized retailers. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and authorized retailers. Delivery (freight) costs to distributors and authorized retailers incurred by us are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax and sales rebates. Although none of the distributor agreements contained or contain any right of return provisions or other similar rights, we implemented an initiative in 2014 and 2015 to repurchase certain excessive inventory from certain distributors to further strengthen the relationships with authorized retailers and distributors. Provisions for estimated sales return are netted against revenue in 2014 and 2015. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as credit provided to distributors and authorized retailers is consistent with market practice. Credit provided was credit periods of 30 to 240 days from 2013 to June 2014 and credit period of 120 days to 240 days from July 2014 to June 2015. Beginning in July 2015, we implemented additional credit policies and credit limits with our distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days.

Sales of goods—retail. We operate one flagship outlet for the sale of our products. Revenues generated from this outlet are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and authorized retailers, who bear all related program costs.

Interest income. Interest income is recognized using the effective interest method.

Provision for Sales Return

Provision for sales return is estimated based on historical sales return. We reassess the provision for sales return at each statement of financial position date based on current market conditions and adjust provision, if necessary.

Provision for Liability

The provision for liability represents a provision for constructive obligation to repurchase certain inventory from certain distributors in subsequent years. Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we made a determination in 2014 and 2015 that reacquiring excess inventory from certain distributors would further strengthen the relationship with our distributors. Subject to market conditions, the inventory repurchase initiative implemented in 2014 gave rise to a similar expectation from customers that we may implement a similar inventory repurchase initiative in subsequent years which in management's judgment gave rise to a constructive obligation under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets). We reassess the provision for constructive liability at each statement of financial position date based on current market conditions and adjust provision, if necessary.

Impairment of intangible assets

We assess the value in use of intangible assets. The assessment is based on indication of impairment loss. We reassess the impairment loss at each statement of financial position date and makes provisions, if necessary.

Impairment of Trade and Other Receivables

We assess the collectability of trade and other receivables. Such assessment is based on the credit history of customers and current market conditions. We reassess the impairment losses at each statement of financial position date and make provisions, if necessary.

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

Going concern

The assessment of our ability to execute our strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Share-based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2015.

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

Results of Operations

The following tables present our summary statements of operations for each of the years ended December 31, 2013, 2014 and 2015. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	$
	(amounts in thousands, except for percentages)
Revenues
Business casual(1)	1,222,567	350,488	439,602	67,863
Business formal(1)	77,460	23,086	26,459	4,085
Accessories(1)	20,793	6,595	6,105	942
Total revenues(1)	1,320,820	380,169	472,166	72,890
Operating Costs and Expenses
Cost of sales(1)	(932,639)	(431,540)	(741,172)	(114,417)
Selling and distribution expenses	(238,855)	(166,158)	(269,448)	(41,596)
Administrative expenses	(32,620)	(30,178)	(25,220)	(3,893)
Total operating costs and expenses	(1,204,114)	(627,876)	(1,035,840)	(159,906)
Operating Income/(Loss)	116,706	(247,707)	(563,674)	(87,016)
Interest and other income	19,491	22,271	18,095	2,793
Income/(Loss) Before Tax	136,197	(225,436)	(545,579)	(84,223)
Income tax (expenses)/benefits	(39,030)	54,760	(54,760)	(8,453)
Net Profit/(Loss)	97,167	(170,676)	(600,339)	(92,676)
Other comprehensive income/(loss)
Exchange difference on translation of financial statements of entities outside the mainland of the People's Republic of China	(1,028)	681	(994)	(153)
Total comprehensive income/(loss) for the year	96,139	(169,995)	(601,333)	(92,829)
Net profit/(loss) margin (%)	7.4%	(44.9)%	(127.1)%	(127.1)%

(1)

In reassessing its 2014 presentation of the loss on inventory buyback and the components within this line item, we made a determination that the components of the transaction that resulted in this loss on inventory buyback amount of RMB274,266 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item.

We evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the previously issued financial statements for the year ended December 31, 2014. However, we elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues

Our revenues increased by RMB92.0 million ($14.2 million) or 24.2% from RMB380.2 million in 2014 to RMB472.2 million ($72.9 million) in 2015. The increase was attributed to an increase in sales volume from 4,790,000 units in 2014 to 6,278,000 units in 2015, which resulted in a RMB121.4 million ($18.7 million) increase in revenue. Excluding the sales volume of repurchased inventory that was sold outside of China, our sales volume in 2015 was 3,067,000 units. The increase was partially offset by a decrease in average unit selling price from RMB79.4 in 2014 to RMB75.2 ($11.6) in 2015, which resulted in a RMB29.4 million ($4.5 million) decrease in revenue. The increase was attributed to a decrease in revenue reduction arising from inventory repurchase, under which we bought back RMB391.5 million ($60.4 million) worth of inventory from distributors in 2015, of which provision for estimated sales return of RMB45.4 million and provision for constructive obligation of RMB249.0 million were provided in 2014. The inventory repurchase as reduction in revenue decreased by RMB155.3 million ($24.0 million) from RMB252.4 million in 2014 to RMB97.1 million ($15.0 million). Provision for constructive obligation for the inventory to be repurchased is an offset against our revenues. The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB141.7 million ($21.9 million) from RMB249.0 million in 2014 to RMB107.3 million ($16.6 million) in 2015. In addition, the increase was attributed to an increase in sales of repurchased inventory by RMB42.8 million ($6.6 million) from RMB68.5 million in 2014 to RMB111.3 million ($17.2 million), the repurchased inventory was adjusted to its net realizable value. In 2015, the sales of RMB111.3 million ($17.2 million) repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million ($7.1 million) and inventory repurchased in 2015 that was sold for RMB65.5 million ($10.1 million). The increase in revenue was partially offset by a decrease in revenue that excluded the impact of the inventory repurchase and provision for constructive obligation for the inventory to be repurchased. The revenue, net of sales rebates and provision for estimated sales return, decreased by RMB247.8 million ($38.3 million) from RMB813.1 million in 2014 to RMB565.3 million ($87.3 million) in 2015, the decrease was mainly attributed to a decrease in the number of our authorized retail outlets from 898 as of December 31, 2014 to 504 as of December 31, 2015 as well as the softening of China's economic growth and a challenging retail environment.

Revenues generated from the sales of our business casual apparel products increased by RMB89.1 million ($13.8 million) or 25.4% from RMB350.5 million in 2014 to RMB439.6 million ($67.9 million) in 2015. This increase was attributed to an increase in sales volume from 4,279,000 units in 2014 to 5,710,000 units in 2015, which resulted in a RMB117.2 million ($18.1 million) increase in revenue. The increase was partially offset by a decrease in average unit selling price from RMB81.9 in 2014 to RMB77.0 ($11.9) in 2015, which resulted in a RMB28.1 million ($4.3 million) decrease in revenue.

Revenues generated from the sales of our business formal apparel products increased by RMB3.4 million ($0.5 million) or 14.7% from RMB23.1 million in 2014 to RMB26.5 million ($4.1 million) in 2015. The increase was attributed to an increase in sales volume from 335,000 units in 2014 to 401,000 units in 2015, which resulted in RMB4.5 million ($0.7 million) increase in revenue. The increase was partially offset by a decrease in average unit selling price from RMB68.9 in 2014 to RMB66.0 ($10.2) in 2015, which resulted in a RMB1.1 million ($0.2 million) decrease in revenue.

Revenues generated from the sales of our accessory products decreased by RMB0.5 million ($0.1 million) or 7.6% from RMB6.6 million in 2014 to RMB6.1 million ($0.9 million) in 2015. The decrease was due to a decrease in average unit selling price from RMB37.5 in 2014 to RMB36.6 ($5.7) in 2015, which resulted in a RMB0.2 million ($0.03 million) decrease in revenue, and a decrease in sales volume from 176,000 units in 2014 to 167,000 units in 2015, which resulted in a RMB0.3 million ($0.05 million) decrease in revenue.

Cost of Sales

Our cost of sales increased by RMB309.7 million ($47.8 million) or 71.8% from RMB431.5 million in 2014 to RMB741.2 million ($114.4 million) in 2015. The increase was attributed to a decrease in cost of sales reduction arising from inventory repurchase by RMB180.3 million ($27.8 million) from the net realizable value of RMB114.3 million in 2014 to an additional write down of RMB66.0 million ($10.2 million) in 2015. We bought back RMB391.5 million ($60.4 million) worth of inventory from distributors in 2015 which was written down by RMB315.8 million ($48.8 million) to its net realizable value of RMB75.7 million ($11.7 million), the net realizable value was reduced by provision for estimated sales return of RMB28.9 million ($4.5 million) in 2014 and provision for constructive obligation for inventory to be repurchased of RMB112.8 million ($17.4 million) in 2014 which resulted in additional write down of RMB66.0 million ($10.2 million). The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB89.8 million ($13.9 million) from RMB112.8 million in 2014 to RMB23.0 million ($3.6 million) in 2015. In addition, the increase was attributed to an increase in the sales of repurchased inventory (which was adjusted to its net realizable value) by RMB42.8 million ($6.6 million) from RMB68.5 million in 2014 to RMB111.3 million ($17.2 million) in 2015. The sales of RMB111.3 million ($17.2 million) repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million ($7.1 million) and inventory repurchased in 2015 that was sold for RMB65.5 million ($10.1 million). The remaining repurchased inventory in 2015 was carried at its net realizable of value of RMB10.3 million ($1.6 million).

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB103.2 million ($15.9 million) or 62.1% from RMB166.2 million in 2014 to RMB269.4 million ($41.6 million) in 2015, primarily due to the fact that the retail network acquisition cost was expensed off. The increase was partially offset by decreases in advertising and promotion expenses, shop rack expenses, packaging expenses and consultancy expenses.

In 2015, we acquired the retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million ($25.4 million). We recorded an intangible asset for RMB14.5 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to us, the total price paid to acquire the retail network, RMB149.9 million ($23.1 million) was expensed. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us, and were direct customers and had direct contractual relationship with these five distributors. After this acquisition, these distributors ceased their contractual relationship with these authorized retailers and ceased their distributorship in these five provinces. The authorized retailers became direct customers of and have direct contractual relationship with our company.

Our advertising and promotion expenses decreased by RMB9.2 million ($1.4 million) or 16.2% from RMB56.8 million in 2014 to RMB47.6 million ($7.3 million) in 2015, primarily due to reduction in billboard advertisements across 20 provinces in 2015. These billboards are intended to enhance brand awareness of our products and are specifically targeted at travelers and prospective authorized retailers.

Our shop rack expenses decreased by RMB29.3 million ($4.5 million) or 36.0% from RMB81.4 million in 2014 to RMB52.1 million ($8.0 million) in 2015. As part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished. In 2015, we paid for shop rack, signage and various outlet-related accessories for 127 new retail outlets and refurbished 107 existing retail outlets, including expanding floor space for 25 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help attract new end consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future.

Our packaging expenses decreased by RMB4.6 million ($0.7 million) or 43.4% from RMB10.6 million in 2014 to RMB6.0 million ($0.9 million) in 2015, primarily due to decrease in sales.

Our consultancy expenses decreased by RMB1.4 million ($0.2 million) or 24.6% from RMB5.7 million in 2014 to RMB4.3 million ($0.7 million) in 2015, primarily due to cost cutting initiatives.

The percentage of selling and distribution expenses compared to our total revenues increased from 43.7% in 2014 to 57.1% in 2015.

Administrative Expenses

Our administrative expenses decreased by RMB5.0 million ($0.8 million) or 16.6% from RMB30.2 million in 2014 to RMB25.2 million ($3.9 million) in 2015 and the percentage of administrative expenses compared to our total revenues increased from 7.9% in 2014 to 5.3% in 2015. Salaries and related costs decreased by RMB4.1 million ($0.6 million) or 25.5% from RMB16.1 million in 2014 to RMB12.0 million ($1.9 million) in 2015, primarily due to the decrease in headcount. Office rental, electricity, office, transportation, telecommunication and other expenses decreased by RMB1.4 million ($0.2 million) or 20.0% from RMB7.0 million in 2014 to RMB5.6 million ($0.9 million) in 2015, primarily due to cost cutting initiatives.

Interest and Other Income

Interest and other income decreased by RMB4.2 million ($0.6 million) or 18.8%, from RMB22.3 million in 2014 to RMB18.1 million ($2.8 million) in 2015, mainly due to lower time deposits placed with banks in 2015 as compared to 2014.

Income Tax Expense/Benefits

As a result of the foregoing factors, our loss before taxation increased from RMB225.4 million in 2014 to RMB545.6 million ($84.2 million) in 2015. Accordingly, our income tax benefit decreased by RMB109.6 million ($16.9 million) or 200.0% from income tax benefit of RMB54.8 million in 2014 to income tax expense of RMB54.8 million ($8.5 million), primarily due to the provision for deferred tax allowance.

Loss for the Year and Net Margin

As a result of the foregoing factors, our net loss increased by RMB429.6 million ($66.3 million) or 251.7% from RMB170.7 million in 2014 to RMB600.3 million ($92.7 million) in 2015. Our net margin increased from a negative of 44.9% in 2014 to a negative 127.1% in 2015.

Other Comprehensive Income/(Loss)

Other comprehensive income decreased by RMB1.7 million ($0.3 million) or 242.9% from an exchange gain of RMB0.7 million in 2014 to an exchange loss of RMB1.0 million ($0.2 million) in 2015, mainly due to appreciation of the United States dollar against the Renminbi, which caused the exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues

Our revenues decreased by RMB940.7 million or 71.2% from RMB1,320.8 million in 2013 to RMB380.2 million in 2014. This decrease was attributed to a decrease in sales volume from 5,922,000 units in 2013 to 4,790,000 units in 2014, which resulted in a RMB249.8 million decrease in revenue and a decrease in average unit selling price from RMB223.0 in 2013 to RMB79.4, which resulted in a RMB690.9 million decrease in revenues. The decrease in the sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 1,583 as of December 31, 2013 to 898 as of December 31, 2014. The decrease in revenues in 2014 was also attributable due to softening of China's economic growth and a challenging retail environment. In addition, the decrease was attributable to repurchased inventory of RMB252.4 million from certain distributors, provision for estimated sales return of RMB45.4 million and provision for constructive obligation of RMB249.0 million for the inventory to be repurchased from distributors. The decrease was partially offset by sales of repurchased inventory of RMB68.5 million.

Revenues generated from the sales of our business casual apparel products decreased by RMB872.1 million or 71.3% from RMB1,222.6 million in 2013 to RMB350.5 million in 2014. This decrease was primarily due to a decrease in sales volume from 5,265,000 units in 2013 to 4,279,000 units in 2014, which resulted in a RMB228.9 million decrease in revenues and a decrease in average unit selling price from RMB232.2 in 2013 to RMB81.9 in 2014, which resulted in a RMB643.2 million decrease in revenues.

Revenues generated from the sales of our business formal apparel products decreased by RMB54.4 million or 70.2% from RMB77.5 million in 2013 to RMB23.1 million in 2014. The decrease was primarily due to a decrease in sales volume from 419,000 units in 2013 to 335,000 units in 2014, which resulted in a RMB15.5 million decrease in revenues and a decrease in average unit selling price from RMB184.9 in 2013 to RMB68.9 in 2014, which resulted in a RMB38.9 million decrease in revenues.

Revenues generated from the sales of our accessory products decreased by RMB14.2 million or 68.3% from RMB20.8 million in 2013 to RMB6.6 million in 2014. The decrease was primarily due to a decrease in sales volume from 238,000 units in 2013 to 176,000 units in 2014, which resulted in a RMB5.4 million decrease in revenues and a decrease in average unit selling price from RMB87.4 in 2013 to RMB37.5 in 2014, which resulted in a RMB8.8 million decrease in revenues.

Cost of Sales

Our cost of sales decreased by RMB501.1 million or 53.7% from RMB932.6 million in 2013 to RMB431.5 million in 2014. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by RMB497.5 million. The decrease in cost of sales was mainly attributable to a decrease in the number of our authorized retail outlets from 1,583 as of December 31, 2013 to 898 as of December 31, 2014 as well as softening of China's economic growth and a challenging retail environment. The decrease was also attributed to the repurchased inventory at its net realizable value of RMB114.3 million as a reduction in cost of sales. In recent years, we observed that the gradual slowdown in China's economy resulted in a slowdown in demand in menswear and, in turn, led to oversupply in the menswear market with excess inventory across the retail network of many menswear companies. In response, we observed that menswear companies began offering discounts and promotions to reduce inventories. Furthermore, we observed that certain menswear companies were repurchasing excess inventory from their distribution and retail network in order to maintain healthy relationships with their distribution and retail partners. In 2014, although we did not have an obligation or arrangement to reacquire excess inventory from distributors, we made a determination that reacquiring excess inventory from certain distributors in 2014 would further strengthen the relationship with our distributors and retail partners. In 2014, we bought back RMB252.4 million of inventory from certain distributors. The repurchased inventory was written down by RMB138.1 million to its net realizable value of RMB114.3 million. This net realizable value was a reduction in cost of sales. In addition, the decrease was attributed to the provision for constructive liability for inventory to be repurchased by RMB112.8 million in 2014. Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the inventory repurchase initiative implemented in 2014 gives rise to similar expectation from us that we may implement a similar inventory repurchase initiative in subsequent years which, in turn, gives rise to a constructive obligation. A constructive obligation for the inventory to be repurchased was provided by RMB112.8 million in 2014. The decrease was partially offset by the sales of repurchased inventory of RMB68.5 million at its net realizable value outside of China through the Chinese local distribution channel.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by RMB72.7 million or 30.4% from RMB238.9 million in 2013 to RMB166.2 million in 2014, primarily due to decreases in advertising and promotion expenses, shop rack expenses, sales fair expenses, consultancy expenses, training expenses and flagship outlet renovation and rental expenses.

Our advertising and promotion expenses decreased by RMB39.9 million or 41.3% from RMB96.7 million in 2013 to RMB56.8 million in 2014, primarily due to reduction in billboard advertisements across 20 provinces in 2014. These billboards are intended to enhance brand awareness of our products and are specifically targeted at travelers and prospective authorized retailers.

Our shop rack expenses decreased by RMB12.3 million or 13.1% from RMB93.7 million in 2013 to RMB81.4 million in 2014. As part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished. In 2014, we paid for shop rack, signage and various outlet-related accessories for 180 new retail outlets and refurbished 169 existing retail outlets, including expanding floor space for 44 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help attract new end consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future.

We organize two sales fairs a year, usually in April for our fall and winter collections and in September for our spring and summer collections, for our distributors and authorized retailers to attend and place their orders with us. We generated substantially all of our revenue through our two sales fairs. Our sales fair expenses decreased by RMB6.0 million or 83.3% from RMB7.2 million in 2013 to RMB1.2 million in 2014 due mainly to cost cutting initiatives.

Our consultancy expenses decreased by RMB4.3 million or 43.0% from RMB10.0 million in 2013 to RMB5.7 million in 2014, primarily due to cost cutting initiatives.

Our training expenses decreased by RMB4.2 million or 56.0% from RMB7.5 million in 2013 to RMB3.3 million in 2014, primarily due to cost cutting initiatives.

Our flagship outlet renovation and rental expenses decreased by RMB2.5 million or 48.1% from RMB5.2 million in 2013 to RMB2.7 million, primarily due to closure of flagship outlets in Quanzhou City in Fujian Province, Chengdu City in Sichuan Province and Shenyang City in Liaoning Province.

The percentage of selling and distribution expenses compared to our total revenues increased from 18.1% in 2013 to 43.7% in 2014.

Administrative Expenses

Our administrative expenses decreased by RMB2.4 million or 7.4% from RMB32.6 million in 2013 to RMB30.2 million in 2014 and the percentage of administrative expenses compared to our total revenues increased from 2.5% in 2013 to 7.9% in 2014. Salaries and related costs decreased by RMB1.9 million or 10.6% from RMB18.0 million in 2013 to RMB16.1 million in 2014, primarily due to the decrease in headcount. Other taxes collected by local tax authority decreased by RMB1.0 million or 41.7% from RMB2.4 million in 2013 to RMB1.4 million in 2014, primarily due to reduction in revenues as these taxes are a function of revenues.

Interest and Other Income

Interest and other income increased by RMB2.8 million or 14.4%, from RMB19.5 million in 2013 to RMB22.3 million in 2014, mainly due to a higher time deposits placed with banks in 2014 as compared to 2013.

Income Tax Expense

As a result of the foregoing factors, our profit before taxation decreased from RMB136.2 million in 2013 to a loss before taxation of RMB225.4 million in 2014. Accordingly, our income tax expense decreased by RMB93.8 million or 240.5% from RMB39.0 million in 2013 to an income tax benefit of RMB54.8 million in 2014.

Loss for the Year and Net Margin

As a result of the foregoing factors, our net profit decreased by RMB267.9 million or 275.6% from a net profit of RMB97.2 million in 2013 to a net loss of RMB170.7 million in 2014. Our net margin decreased from a positive 7.4% in 2013 to a negative 44.9% in 2014.

Other Comprehensive Income

Other comprehensive income decreased by RMB1.7 million or 170.0% from a positive of RMB1.0 million in 2013 to a negative of RMB0.7 million in 2014, mainly due to appreciation of the United States dollar against the Renminbi, which caused the exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

B. Liquidity and Capital Resources

Liquidity

Our independent registered public accounting firm has added an explanatory paragraph to their auditors' report on our December 31, 2015 consolidated financial statements which states certain factors that raise substantial doubt about the Company's ability to continue as a going concern.

Our ongoing cash requirements include payments of our employees' salaries and benefits, office and logistics facility rentals, payment to our contract manufacturers and other operational expenses. Our anticipated cash needs also include costs associated with the expansion of our business and our sales force and our working capital requirements. We have financed our operations primarily through capital contributions and cash flows from operations.

We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2015, a total of RMB641.8 million ($99.1 million), including RMB519.2 million ($80.2 million) of registered capital and RMB122.6 million ($18.9 million) of statutory reserves, was not available for distribution to us in the form of dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	$
	(amounts in thousands)
Net cash (used in)/generated by operating activities	(223,807)	112,968	(723,066)	(111,622)
Net cash (used in)/generated by investing activities	(65,845)	65,723	(58,625)	(9,050)
Net cash used in financing activities	—	—	—	—
Cash and cash equivalents at beginning of year	1,096,103	806,467	985,097	152,073
Cash and cash equivalents at end of year	806,467	985,097	203,371	31,395

As of December 31, 2015, our cash and cash equivalents amounted to RMB203.4 million ($31.4 million). Our cash and cash equivalents consist of cash on hand, cash deposited in banks and time deposit with banks with original maturities of three months or less. We believe that our current levels of cash and cash equivalents, time deposits held at banks and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Cash Flow (Used in)/Generated By Operating Activities

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

Our net cash used in operating activities for the year ended December 31, 2015 was RMB723.1 million ($111.6 million), which mainly consisted of (i) increase in trade receivables of RMB291.1 million ($44.9 million) primarily due to change in credit policy; (ii) decrease in provision for liability of RMB136.2 million ($21.0 million) due to utilization of such provision arising from inventory repurchase; and (iii) loss before taxation of RMB545.6 million ($84.2 million), as mainly offset by decrease in inventory of RMB83.4 million ($12.9 million) primarily due to sales and the expensing off of the retail network acquisition cost of RMB149.9 million ($23.1 million).

Our net cash generated by operating activities for the year ended December 31, 2014 was RMB113.0 million, which mainly consisted of (i) decrease in trade receivable of RMB301.9 million primarily due to collection from distributors during the year and the inventory repurchase which was offset with the trade receivable; (ii) decrease in prepayments to suppliers of RMB32.6 million primarily due to reduction in orders by distributors; and (iii) a provision for liability of RMB136.2 million arising from constructive obligation of inventory repurchase initiative in 2014, as mainly offset by (i) loss before taxation of RMB225.4 million, (ii) increase in inventory of RMB65.8 million primarily due to inventory repurchase from certain distributors; and (iii) decrease in deposits received from distributors of RMB36.5 million primarily due to reduction in orders by distributors.

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

Cash Flow (Used in)/Generated by Investing Activities

Our net cash used in investing activities for the year ended December 31, 2015 was primarily related to the purchase of a retail network of RMB164.5 million ($25.0 million) from five distributors, in part offset by withdrawal of time deposit of RMB70.0 million ($11.0 million) to fund the purchase of a retail network and received of interest from time deposit of RMB28.4 million ($4.0 million).

Our net cash generated by investing activities for the year ended December 31, 2014 was primarily related to decrease in time deposits of RMB60.0 million ($9.7 million) held at banks with maturity over three months and interest received from bank of RMB5.5 million.

Our net cash used in investing activities for the year ended December 31, 2013 was primarily related to increase in time deposits of RMB80.0 million held at banks with maturity over three months, in part offset by the interest received from bank of RMB12.4 million.

Cash Flow Used in Financing Activities

We did not have financing activities for the year ended December 31, 2013, 2014 and 2015.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, machinery, leasehold improvements, furniture, fixtures and office equipment, were RMB0.1 million, RMB0.1 million and RMB3.4 million (US$0.5 million) in 2013, 2014 and 2015, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other options to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development. See "Item 4. Information on the Company—B. Business Overview—Design and Merchandising" and "Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights."

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2015. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders' equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in thousands)
Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,367	625	742	—	—
Purchase Obligations	153,799	153,799	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Operating lease obligations are mainly related to the lease agreement we entered into with Jinjiang Xiniya for our warehousing facility and a flagship outlet in Jinjiang City, Fujian Province and the lease agreements for our fashion design and sales and marketing facilities in Xiamen City, Fujian Province. As of December 31, 2015, we had purchase obligations of RMB153.8 million ($23.7 million) for purchase orders placed with our contract manufacturers.

G. Safe Harbor

See "Forward-Looking Statements."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Qiming Xu	48	Chairman and Chief Executive Officer
Kangkai Zeng	41	Director and Chief Operating Officer
Alvin Ang	45	Independent Director
Jianxin Chen	66	Independent Director
Chee Jiong Ng	46	Chief Financial Officer
Tiande Liao	36	Chief Designer

Mr. Qiming Xu, age 48, is the founder, chairman of our board of directors and chief executive officer of our company. Mr. Xu has more than 28 years of experience in China's men's apparel industry. He began to manage his family's garment business in 1987 and has engaged in the wholesale men's apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.

Mr. Kangkai Zeng, age 41, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men's apparel industry for more than 19 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the Company's business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.

Mr. Alvin Ang, age 45, has been an independent non-executive director of our company since December 2011. Mr. Ang has served as the group chief financial officer of Cathay Pigments Holdings Limited, a company that has multinational subsidiaries that specialize in iron oxide pigments in the color chemical industry, since August 2007. Mr. Ang has more than 18 years of experience in the accounting profession. Prior to joining Cathay Pigments Holdings Limited, Mr. Ang was an associate director at Stone Forest Consulting, the advisory arm of Singapore public accounting entity RSM Chio Lim LLP, which Mr. Ang joined in January 2006 to help establish its Sarbanes-Oxley compliance division. From December 1996 to January 2006, Mr. Ang worked at PricewaterhouseCoopers Singapore. After the implementation of the Sarbanes-Oxley Act of 2002, he led teams from PricewaterhouseCoopers on Sarbanes-Oxley attestation assignments for significant subsidiaries of U.S.-listed companies. Mr. Ang received his accountancy qualification from the Chartered Association of Certified Accountants in Singapore in 1996.

Mr. Jianxin Chen, age 66, has been an independent non-executive director of our company since June 2014. Mr. Chen is the Executive President of the Fujian Textile Article Association, the Executive Chairman of Fujian Garment & Garment Article Association and the Executive Chairman of Fujian Leather and Synthetic Leather Industry Association. Mr. Chen graduated with a chemistry and chemical engineering degree from Fuzhou University in China.

Mr. Chee Jiong Ng, age 46, joined our company as our chief financial officer in June 2010. Mr. Ng has more than 19 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor's degree in Economics from the University of Sydney, Australia and his master's degree in Commerce from the University of New South Wales, Australia.

Mr. Tiande Liao, age 36, is the Chief Designer and has been with Xiniya since May 2007. Mr. Liao has more than 10 years of experience as a fashion designer and graduated from a professional fashion design school in 2002. From March 2005 to April 2007, Mr. Liao worked at Shishi City Western Regions Weilong Garment Development Co. Ltd. as senior designer and assistant to the Chief Designer. From June 2003 to February 2005, Mr. Liao worked at Xiamen Fuxiang Dress Co., Ltd. as a designer. From July 2002 to May 2003, Mr. Liao worked at Wei Lanxi Garment Development Co., Ltd. as a designer.

The business address of each of our directors and executive officers is c/o China Xiniya Fashion Limited, 2nd Floor, 90 An Ling Er Road, Xiamen City, Fujian Province 361010, People's Republic of China.

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

In 2015, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB3.0 million ($0.5 million), the total social insurance contributions made for our executive officers was approximately RMB167,000 ($26,000). In addition, fees paid to our independent directors were RMB484,000 ($75,000) in 2015. Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2015.

2010 Equity Incentive Plan

We adopted an equity incentive plan effective upon the completion of our initial public offering. Our 2010 equity incentive plan provides for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2010 equity incentive plan is 23,200,000. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company's long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

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

C. Board Practices

Board of Directors

Our board of directors currently consists of four directors. Two independent directors joined the board on December 22, 2011 and June 1, 2014, respectively. Under the New York Stock Exchange Listed Company Manual, or the NYSE Rules, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, our home country.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and will hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Mr. Qiming Xu has served as our director since June 24, 2010. Mr. Kangkai Zeng has served as our director since October 15, 2010. Mr. Alvin Ang has served as our director since December 22, 2011. Mr. Jianxin Chen has served as our director since June 1, 2014. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee upon the completion of our initial public offering. The NYSE Rules require U.S. domestic listed companies to have an audit committee of at least three members, a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors. These requirements differ from the Companies Law of the Cayman Islands. As described below, our audit committee, compensation committee and our nominating and corporate governance committee are each composed of two members, both of whom are independent directors.

Audit Committee

Our audit committee consists of Mr. Alvin Ang, and Mr. Jianxin Chen and is chaired by Mr. Ang, a director with accounting and financial management expertise as required by the relevant rules set forth in NYSE Rules. Each of Mr. Ang, and Mr. Chen satisfies the "independence" requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Alvin Ang qualifies as "audit committee financial expert" as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	reviewing with our independent auditors any audit problems or difficulties and management's response;
•	reviewing and approving all proposed related party transactions;
•	discussing the annual audited financial statements with management and our independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management and our internal and independent auditors; and
•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Alvin Ang and Mr. Jianxin Chen and is chaired by Mr. Ang. Each of Mr. Ang and Mr. Chen satisfies the "independence" requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Alvin Ang and Mr. Jianxin Chen and is chaired by Mr. Ang. Each of Mr. Ang and Mr. Chen satisfies the "independence" requirements of the NYSE Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to the board the directors to serve as members of the board's committees;
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

D. Employees

We had 234, 198 and 140 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth by function the number of our employees as of December 31, 2015:

Functions	As of December 31, 2015
Sales & Marketing	52
Quality Control & Warehouse	29
Design & Product Development	31
Administration	28
Total	140

Our number of employees decreased in 2015 as a result of our cost cutting initiatives.

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of December 31, 2015, Fujian Xiniya has paid all required social contributions since February 2010. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties." The total amount of contributions we made to employee benefit plans for the years ended December 31, 2013, 2014 and 2015 was approximately RMB3.1 million, RMB2.8 million and RMB2.1 million ($0.3 million), respectively.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

As of December 31, 2015, we had 227,716,692 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 93,121,696 ordinary shares or 5,820,106 ADSs or approximately 40.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

In April 2015, we signed a three-year renewal operating lease agreement with Jinjiang Xiniya Garments and Weaving Co., Ltd, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, the founder, chairman and chief executive officer, from May 1, 2015 to April 30, 2018 for the warehousing facility of 1,241 square meter and a flagship outlet of 316 square meters. The lease amounts are RMB119,000 per year for the warehouse and RMB233,000 per year for the flagship outlet.

Lease of Office from Yi Ya (Xiamen) Accessories Limited Company

In December 2014, we signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, from January 1, 2015 to December 31, 2017 for our design and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol "XNY." From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares from December 18, 2014 onwards. The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 31, 2016 was $1.29 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2011	9.40	1.32
2012	2.31	0.96
2013	2.19	0.92
2014	2.98	0.46
2015	2.44	1.39
Quarterly Highs and Lows
First quarter 2014	1.47	1.11
Second quarter 2014	1.21	0.91
Third quarter 2014	1.15	0.61
Fourth quarter 2014	2.98	0.46
First quarter 2015	2.25	1.66
Second quarter 2015	2.44	1.81
Third quarter 2015	2.00	1.39
Fourth quarter 2015	1.97	1.55
Monthly Highs and Lows
October 2015	1.94	1.55
November 2015	1.80	1.57
December 2015	1.97	1.57
January 2016	1.93	1.12
February 2016	1.18	1.03
March 2016	1.29	1.08

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol "XNY." From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this annual report.

D. Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also "Item 4. Information on the Company—B. Business Overview — Regulation — Foreign Currency Exchange" for information regarding foreign exchange controls in the PRC.

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

PRC Taxation

The following discussion describes the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its "actual management" within the PRC is considered a PRC tax resident enterprise. The "actual management" of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiaries is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by non-PRC enterprise shareholders may be regarded as income from "sources within the PRC" and may be subject to 10% PRC withholding tax, subject to reduction by an applicable treaty.

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

The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are:

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on the ADSs would constitute "qualified dividend income" and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs representing ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a "resident enterprise" for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. However, as discussed below, we believe that we may have been a PFIC for the taxable year ended December 31, 2015. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to ADSs or ordinary shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, as described under "—PRC Taxation," such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis in the ADSs or ordinary shares, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution with respect to the ADSs or ordinary shares will generally be treated as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, as described under "—PRC Taxation," a U.S. Holder would only be able to claim a foreign tax credit for the amount withheld to the extent that such U.S. Holder has foreign source income. However, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gains as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

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

We believe that we were a PFIC in prior taxable years and may have been a PFIC for the taxable year ended December 31, 2015. We may also be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2016 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a "mark-to-market" election or a "deemed sale" election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a "mark-to-market" election or a "deemed sale" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital gain, even if you hold the ADSs or ordinary shares as capital assets.

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

Alternatively, a U.S. Holder may make a mark-to-market election to potentially mitigate the adverse U.S. federal income tax consequences of holding an equity interest in a PFIC. If you make a timely mark-to-market election for the ADSs or ordinary shares, the tax treatment described in the three preceding paragraphs would not apply to you. Instead, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted tax basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE for this purpose for the calendar year ended December 31, 2015. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder's original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If a U.S. Holder does not make a mark-to-market election for the first taxable year in which a U.S. Holder holds stock of a PFIC but subsequently makes the election, the excess distribution rules will generally apply to any appreciation in the stock's value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If we have been a PFIC in one or more prior taxable years during which you held ADSs or ordinary shares, but cease to be a PFIC in a later taxable year, and you have not previously made a mark-to-market election, we will continue to be treated as a PFIC with respect to you unless you make a deemed sale election. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as on the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be subject to the U.S. federal income tax consequences applicable to excess distributions described above. You should consult your tax advisors as to the availability and desirability of a deemed sale election.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, any reportable election (including a mark-to-market election) or, for taxable years ending on or after December 31, 2015, on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. You should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, we do not intend to prepare or provide you with the information necessary to make a "qualified electing fund" election with respect to your ADSs or ordinary shares.

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

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

I. Subsidiary Information

For a list of our subsidiaries, see "Item 4. Information on the Company—A. History and Development of the Company."

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People's Bank of China announced the adoption of certain measures to further reform the currency system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. However, with the announcement by the People's Bank of China to devalue the Renminbi in a move to support exports and boost the role of market pricing, the Renminbi has experienced significant depreciation against the U.S. dollar. For example, in August 2015, the PRC government allowed the Renminbi to depreciate by more than 4% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future, and certain measures may lead to the further appreciation of the Renminbi. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which also could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2015, we received from the depositary reimbursement totaling $965,253 for our ADR program-related expenses.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See "Item 10. Additional Information" for a description of the rights of holders of our ordinary shares, which remain unchanged.

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

Through 2015, we used the net proceeds received from our initial public offering as follows:

•	approximately RMB109.0 million ($18.0 million) for our marketing and promotional campaigns;
•	approximately RMB8.0 million ($1.2 million) for flagship outlets;
•	approximately RMB15.3 million ($2.4 million) for rolling out an ERP system;
•	approximately RMB27.3 million ($4.2 million) for the new design and development and sales and marketing centers; and
•	approximately RMB55.7 million ($8.6 million) for working capital purposes.

As of December 31, 2015, we had total cash, cash equivalents and time deposits held at banks in the amount of RMB203.4 million ($31.0 million).

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

B. Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with international financial reporting standards, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013. Based on management's assessment using those criteria, management concluded that our internal control over financial reporting was not effective as of December 31, 2015.

Internal Control Over Financial Reporting

We have identified, and our independent registered public accounting firm, has identified and communicated to us, material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include an insufficient complement of additional qualified, technical personnel within the accounting department to assist, especially with regards to complex transactions, which have became more frequent, and to provide additional support in the preparation and review of the Company's consolidated financial statements.

We have adopted several measures to improve our internal control over financial reporting, including (i) engage, as necessary, qualified external specialists, such as IFRS specialists and/or valuation specialists for complex transactions; and (ii) engage, as necessary, a qualified external consultant with extensive experience in IFRS reporting and accounting to assist us in the supervision and review of the financial reporting process.

C. Attestation Report for the Independent Registered Public Accounting Firm

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Alvin Ang qualifies as "audit committee financial expert" as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the "independence" requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. See "Item 6. Directors, Senior Management and Employees."

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-170368). We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person's written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GHP Horwath, P.C., our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to GHP Horwath, P.C. during the periods indicated below.

	Year Ended December 31,
	2014	2015
	RMB	RMB	$
		(in thousands)

Audit fees(1)	1,179	1,380	213
Audit-related fees(2)	67	142	22
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

_____________

(1)

"Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

"Audit-related fees" means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees." Services comprising the fees disclosed under category of "Audit-related fees" involve principally general audit-related services for the years ended December 31, 2014 and 2015.

(3)

"Tax fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)

"All other fees" means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

The audit committee of our board of directors is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of the work of the independent auditors employed by our company. Pursuant to the audit committee charter adopted by the board of directors on November 4, 2010, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors and has the sole authority to pre-approve any audit and non-audit services, including tax services, to be provided by our independent auditors. In addition, the audit committee has the power to pre-approve the hiring of any employee or former employee of the independent auditors who was a member of our company's audit team during the preceding two fiscal years, or the hiring of any employee or former employee of the independent auditors (within the preceding two fiscal years) for a senior position within our company, regardless of whether that person was a member of our company's audit team.

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

______________

(1)	The average price paid per ADS is calculated using the execution price for each repurchase including commissions paid to brokers.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Exchange Act), and from November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares. Our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes a certain significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

•	The NYSE Rules require domestic companies to have a majority of independent directors on a company's board, whereas two of our four board members are independent.
•	The NYSE Rules require domestic companies to have a minimum of three members on company's audit committee, whereas our audit committee is comprised of two members.
•

The NYSE Rules require that domestic companies with non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See "Index to Consolidated Financial Statements" on page F-1 for a list of all financial statements filed as part of this annual report.

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

_____________

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

CHINA XINIYA FASHION LIMITED

Date: April 29, 2016	By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

CHINA XINIYA FASHION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Xiniya Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries ("the Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses for each of the years ended December 31, 2015 and 2014 of approximately RMB 600.3 million and RMB 170.7 million, respectively, and used net cash in operating activities in 2015 of approximately RMB 723.1 million. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GHP HORWATH, P.C.

Denver, Colorado

April 29, 2016

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)
For the Years Ended December 31, 2013, 2014 and 2015

	Notes	2013	2014	2015

Revenue	4	1,320,820	380,169	472,166
Cost of sales	4	(932,639)	(431,540)	(741,172)
Gross profit/(loss)		388,181	(51,371)	(269,006)
Interest and other income		19,491	22,271	18,095
Selling and distribution expenses		(238,855)	(166,158)	(269,448)
Administrative expenses		(32,620)	(30,178)	(25,220)
Profit/(loss) before taxation	5	136,197	(225,436)	(545,579)
Income tax (expense)/benefit	6	(39,030)	54,760	(54,760)
Profit/(loss) for the year		97,167	(170,676)	(600,339)
Other comprehensive income/(loss) for the year:
Exchange differences on translation of financial statements of entities outside the mainland of the People's Republic of China		(1,028)	681	(994)
Total comprehensive income/(loss) for the year		96,139	(169,995)	(601,333)
Earnings/(loss) per share—basic and diluted (in RMB)	7	0.43	(0.75)	(2.64)
Weighted average number of shares outstanding in the year	7	227,716,692	227,716,692	227,716,692

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2014 and 2015

	Notes	2014	2015
Assets
Non-current assets
Property, plant and equipment	8	5,316	3,843
Intangible assets	9	6,379	17,462
Deposit for land use right	10	8,854	—
Deferred tax asset	11	54,760	—
Total non-current assets		75,309	21,305
Current assets
Cash and cash equivalents		985,097	203,371
Time deposits held at banks with maturity over three months		70,000	—
Trade receivables	12	278,446	569,522
Prepayments to suppliers		48,140	46,050
Inventories	13	97,800	14,364
Other receivables and prepayments	14	58,106	80,127
Total current assets		1,537,589	913,434
Total assets		1,612,898	934,739

Equity and liabilities
Equity
Share capital	15	77	77
Additional paid-in capital	15	519,077	519,077
Statutory reserve	16	122,615	122,615
Currency translation reserve		(19,469)	(18,475)
Retained earnings		708,804	108,465
Total equity		1,331,104	731,759
Current liabilities
Trade payables		45,288	6,913
Deposits received from distributors	17	63,400	58,300
Other payables and accruals	18	34,493	51,054
Provision for liability	19	136,200	84,300
Current income tax payable		2,413	2,413
Total current liabilities		281,794	202,980
Total equity and liabilities		1,612,898	934,739

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2013, 2014 and 2015

	Attributable to the Company's Equity Holders
	Share Capital (note 14)	Additional paid-in capital	Statutory reserve	Currency translation reserve	Retained earnings	Total equity

Balance at January 1, 2013	77	519,077	112,138	(19,122)	790,837	1,403,007
Other comprehensive loss for the year—currency translation differences	—	—	—	(1,028)	—	(1,028)
Profit for the year	—	—	—	—	97,167	97,167
Transfer to statutory reserve	—	—	10,477	—	(10,477)	—
Share-based compensation	—	—	—	—	1,040	1,040
Balance at December 31, 2013	77	519,077	122,615	(20,150)	878,567	1,500,186
Other comprehensive loss for the year—currency translation differences	—	—	—	681	—	681
Loss for the year	—	—	—	—	(170,676)	(170,676)
Share-based compensation	—	—	—	—	913	913
Balance at December 31, 2014	77	519,077	122,615	(19,469)	708,804	1,331,104
Other comprehensive income for the year—currency translation differences	—	—	—	994	—	994
Loss for the year	—	—	—	—	(600,339)	(600,339)
Balance at December 31, 2015	77	519,077	122,615	(18,475)	108,465	731,759
The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2013, 2014 and 2015

	2013	2014	2015
Cash flows from operating activities:
Profit/(loss) before taxation	136,197	(225,436)	(545,579)
Adjustments for:
Depreciation for property, plant and equipment	4,939	3,732	2,485
Amortization for intangible assets	2,253	2,187	3,466
Retail network acquisition expense	—	—	149,905
Loss on disposal of property, plant and equipment	1,378	—	387
Interest income	(16,458)	(20,201)	(11,981)
Foreign exchange (gain)/loss	(1,044)	742	1,029
Share-based compensation	1,040	913	—
Operating profit/(loss) before working capital changes	128,305	(238,063)	(400,288)
(Increase)/decrease in trade receivable	(228,348)	301,891	(291,076)
Decrease in prepayments to suppliers	8,109	32,645	2,090
(Increase)/decrease in inventories	(21,885)	(65,758)	83,436
Decrease/(increase) in other receivables and prepayments	1,119	(26,280)	(38,414)
(Decrease)/increase in trade payables	(64,969)	19,694	(38,375)
Decrease in deposits received from distributors	(1,700)	(36,500)	(5,100)
(Decrease)/increase in other payables and accruals	(4,963)	5,422	16,561
Increase/(decrease) in provision for liability	—	136,200	(51,900)
Cash (used in)/generated by operating activities	(184,332)	129,251	(723,066)
Income tax paid	(39,475)	(16,283)	—
Net cash (used in)/generated by operating activities	(223,807)	112,968	(723,066)
Cash flows from investing activities:
(Increase)/decrease in time deposits held at banks with maturity over three months	(80,000)	60,000	70,000
Proceeds from the disposal of property, plant and equipment	—	345	1,998
Acquisition of property, plant and equipment	(108)	(90)	(3,397)
Acquisition of retail network	—	—	(164,454)
Refund of deposit for land use rights	—	—	8,854
Proceeds from VAT refund related to intangible assets	1,876	—	—
Interest received	12,387	5,468	28,374
Net cash (used in)/provided by investing activities	(65,845)	65,723	(58,625)

Net (decrease)/increase in cash and cash equivalents	(289,652)	178,691	(781,691)
Cash and cash equivalents at beginning of the year	1,096,103	806,467	985,097
Exchange gain/(losses) on cash and cash equivalents	16	(61)	(35)
Cash and cash equivalents at end of the year	806,467	985,097	203,371

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, principal activities, going concern and management's plans

China Xiniya Fashion Limited (the "Company") and its subsidiaries (collectively, the "Group") designs and markets business casual apparel to retail customers in the People's Republic of China ("PRC") through a network of authorized retail outlets owned and managed by authorized retailers and distributors. The Company was incorporated under the laws of Cayman Islands in June 2010 and is listed on the New York Stock Exchange. The address of its registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The consolidated financial statements for the three years ended December 31, 2013, 2014 and 2015 were authorized for issue by resolution of the board of directors on April 29, 2016. All of the Group's customers are primarily located in the PRC.

Going concern and management's plans

These consolidated financial statements have been prepared on a going concern basis, which assumes the Group will continue its operations in the foreseeable future and that the Group will be able to realize its assets and discharge its liabilities in the normal course of operations. The Group has incurred recurring losses for each of the years ended December 31, 2015 and 2014 of approximately RMB 600.3 million and RMB 170.7 million, respectively, and used net cash in operating activities in 2015 of approximately RMB 723.1 million. The Group has funded these losses primarily through cash generated from operations over the years.

As of December 31, 2015, the Group's cash balances totaled RMB203 million. The Group has taken an intensive review of operations and expenditures, including selling, distribution and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Group's existing cash balances and projected cash generated by, and used in, operating activities, the Group believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include inventory repurchases (if any), and acquisitions of retail networks from distributors, capital expenditure and working capital needs for at least twelve months from December 31, 2015. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

(a) Basis of preparation and statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and related interpretations ("IFRS") as issued by the International Accounting Standards Board ("IASB") which have been consistently applied. The consolidated financial statements have been prepared on the historical cost and accrual basis. The consolidated financial statements of the Group are presented in Chinese Renminbi Yuan ("RMB").

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in Note 3.

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

IFRS 10, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. Specifically, the Company evaluated its agreements and relationships with its distributors and determined that, in the context of IFRS 10, the Company does not have control over its distributors through either (a) power over the distributor (b) exposure or rights, to variable returns from involvement with the distributor; or (c) the ability to use power over the distributor to affect the amount of the distributors returns. The rights and obligations under the distributor agreements allow the Company to manage and protect certain operational and display issues related to the Company's brand and do not provide control, as defined in IFRS 10, over the distributors. Therefore, adoption of these amendments on January 1, 2013, did not have a material impact on the Company's consolidated financial statements.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of subsidiaries are as follows:

Name of company	Place of incorporation	Particular of issued and fully paid up capital	Group's effective interest	Held by the Company	Held by a subsidiary	Principal activities

Xiniya Holdings Limited	Hong Kong	HK$100	100%	100%	-	Investment holding

Fujian Xiniya Garments and Weaving Co., Ltd	PRC	HK$370,000,000	100%	-	100%	Design and wholesaling of menswear and accessories

Xiniya (China) Company Limited	PRC	RMB160,000,000	100%	-	100%	Dormant

Xiamen Xiniya Enterprise Management Consulting Co., Ltd	PRC	RMB1,000,000	100%	-	100%	Operating corporate headquarters

(c) Segments

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

Items included in the consolidated financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). As the Group's operations are conducted in the People's Republic of China ("PRC"), the consolidated financial statements are presented in Chinese Renminbi Yuan ("RMB"), which is the Group's presentation and functional currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of comprehensive income/(loss).

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

(b) income and expenses for each statement of comprehensive income/(loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c) all resulting exchange differences are recognized in other comprehensive income/(loss).

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 2(g)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive income/(loss).

(f) Intangible assets

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs of an acquired retail network are capitalized based on fair value at the date of acquisition. These costs are amortized over their estimated useful lives of five years.

(g) Impairment of non-financial assets

An assessment is made at each statement of financial position date of whether there is any indication of impairment of the Group's property, plant and equipment, and intangible assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

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

A reversal of an impairment loss is credited to the statements of comprehensive income/(loss) in the period in which it arises. There was no impairment recorded during the years ended December 31, 2013, 2014 and 2015.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(h) Cash and cash equivalents and time deposits

For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of cash on hand and in banks, and time deposits with banks with original maturities of three months or less. Time deposits with original maturities over three months represent amounts held by financial institutions, which generally mature within four to twelve months. Time deposits with original maturities over three months are reported within cash flows from investing activities in the consolidated statements of cash flows.

(i) Trade and other receivables

Trade and other receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except where the effect of discounting would be immaterial.

In such cases, the receivables are stated at cost less impairment losses for doubtful accounts. Appropriate allowances for estimated doubtful accounts are recognized in the statements of comprehensive income/(loss) when there is objective evidence that the receivable is impaired. The allowance recognized is measured as the difference between the receivable's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition.

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

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Where the Company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to the Company's equity holders.

(n) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods in the ordinary course of the Group's activities. Revenue is shown net of value-added tax and rebates and is generally higher for the Group's autumn and winter collections and lower for spring and summer products due to seasonal weather and the differences in selling prices for seasonal collections. Accordingly, revenues, operating income and profits are typically higher in the second half of the year. The Group's fashion collections are completely different from year to year.

The Group recognizes revenue when the risks and rewards of ownership have transferred, the buyer has ownership of the goods, revenue and costs incurred can be reliably measured and it is probable that the economic benefits will flow to the entity, and when specific criteria have been met for each of the Group's activities as described below.

(i)	Sales of goods—distributors and authorized retailers

The Group sells a range of menswear products to distributors and authorized retailers. The Group's menswear products are bought by distributors and authorized retailers and the Group sells its menswear products to distributors and authorized retailers without any inventory repurchase obligation or arrangements, without any consignment arrangement, without any right of return arrangements by distributors and authorized retailers or any other similar rights. Revenues are recognized upon delivery of products to distributors and authorized retailers and when there is no unfulfilled obligation that could affect acceptance of products by distributors and authorized retailers. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and authorized retailers. The Group does not incur significant purchasing, receiving or warehousing costs. The Group does not charge its customers for delivery costs and handling fees. Delivery (freight) costs to distributors and authorized retailers incurred by the Group are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax and sales rebates. Although none of the distributor agreements contained or contain any right of return provisions or other similar rights, the Group implemented an initiative in 2014 and 2015 to buyback certain excessive inventory from certain distributors to further strengthen the relationships with authorized retailers and distributors. Provisions for estimated sales return are netted against revenue in 2014 and 2015. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. The Group accepts product returns from distributors for quality reasons and only if the distributors follow Group procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. Sales rebates are estimated based on anticipated annual purchases. No element of financing is deemed present as credit provided to distributors and authorized retailers is consistent with market practice.

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

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(o) Advertising

Expenditure on advertising and promotion activities is recognized as an expense when it is incurred. The Group's promotion costs include payments under endorsement contracts. Accounting for endorsement payments is based upon specific contract provisions. Generally, endorsement payments are expensed on a straight-line basis over the terms of the contracts after giving recognition to performance compliance provisions of the contracts. Prepayments under the contracts are included in other receivables and prepayments.

(p) Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2013, 2014 and 2015.

During 2013, and 2014, Mr. Xu, the Chief Executive Officer of the Company, granted ordinary shares held by him to certain employees of the Company in recognition of services performed. Share-based compensation for such services has been recorded as expense in each of these respective years (Note 5).

The Group recognizes share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the agreement between Mr. Xu and certain employees in the statements of comprehensive income/(loss) based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Group in exchange for the equity award.

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

For shares granted to employees, the fair value of the shares is measured as the difference between the market price of the Company's ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of the ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.

The share-based compensation expenses are categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(q) Income tax

Income tax expense/(benefit) comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for each year using tax rates enacted or substantially enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years. The PRC corporate income tax is provided at rates applicable to an enterprise in the PRC on taxable income.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.

(r) Value added tax ("VAT")

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

(s) Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group's PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group's only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2013, 2014 and 2015, are discussed in Note 5.

(t) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in the statements of comprehensive income/(loss) as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the statements of comprehensive income/(loss) in the accounting period in which they are incurred.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not yet been adopted by the Group. Management anticipates that all of the relevant pronouncements will be adopted by the Group for the first period following the effective date of the pronouncement. Information on new standards and amendments, that are expected to be relevant, is provided below.

IFRS 9 Financial Instruments:

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group is currently assessing the impact of IFRS 9 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers:

The IASB has issued IFRS 15 Revenue from Contracts with Customers. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets From Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity's contract with customers. This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

IFRS 16 Leases

In January 2016 the IASB issued IFRS 16 Leases. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosures of leases. This standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. The Group is currently assessing impact of IFRS 16 on its consolidated financial statements.

There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Group's consolidated financial statements.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Critical accounting estimates and management judgment

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

(a) Impairment of property, plant and equipment

Management assesses the value in use of property, plant and equipment. The assessment is based on indication of impairment loss. Management reassesses the impairment loss at each statement of financial position date and makes provisions, if necessary.

(b) Impairment of intangible assets

Management assesses the value in use of intangible assets. The assessment is based on indication of impairment loss. Management reassesses the impairment loss at each statement of financial position date and makes provisions, if necessary.

(c) Impairment of trade and other receivables

Management assesses the collectability of trade and other receivables. This estimate is based on the credit history of customers and current market conditions. Management reassesses the impairment loss at each statement of financial position date and makes provisions, if necessary.

(d) Net realizable value of inventories

The net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical experience of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition.

(e) Income tax

The Group's PRC subsidiaries are liable for income taxes in the PRC and its Hong Kong subsidiary is liable for income taxes on profits earned in Hong Kong; however, interest earned on deposits with authorized Hong Kong financial institutions is tax exempt. Significant judgement is required in determining the provision for income taxes. There may be claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

(f) Provision for estimated sales return

Management assesses the provision for estimated sales return. This estimate is based on accumulated experience and current market conditions. Management reassesses the provision for estimated sales return at each statement of financial position date and adjust provisions, if necessary.

(g) Provision for liability

Management assesses the provision for constructive liability. This estimate is based on current market conditions. Management reassesses the provision for constructive liability at each statement of financial position date based on current market conditions and adjusts provision, if necessary. See Note 19.

(h) Going concern

The assessment of the Group's ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Revision of prior period consolidated financial statements

In 2014, the Company observed that the slowdown in China's economy resulted in a slowdown in demand in menswear and, in turn, led to oversupply in the menswear market and excess inventory across the retail network of many menswear companies. In response, in 2014, the Company initiated, at its own discretion and without any prior obligation to do so, an inventory buyback program. The Company presented a loss on inventory buyback of RMB274,266 as a separate line item in the 2014 consolidated statements of comprehensive loss in arriving at gross profit (loss). The RMB274,266 consisted of the inventory repurchased of RMB252,414 as a reduction in revenue, repurchased inventory of RMB114,348 as a reduction in cost of sales, estimated repurchase price of inventory from other distributors of RMB249,000 less the estimated net realizable value of such inventory to be repurchased of RMB112,800. This amount also included sales of repurchased inventory through a local distribution channel for net realizable value of RMB68,499 and the cost of sales of this inventory.

In reassessing its 2014 presentation of the loss on inventory buyback and the components within this line item, the Company made a determination that the components of the transaction that resulted in this loss on inventory buyback amount of RMB274,266 should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items, thereby eliminating the loss on inventory buyback line item.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company's previously issued consolidated financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 consolidated financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015. Accordingly, the Company revised previously reported results for the year ended December 31, 2014. The effects of this revision on the Company's consolidated statements of comprehensive income/(loss) for the year ended December 31, 2014 was as follows:

	As Previously Reported	Reclassification	As Revised
	2014	2014	2014
	RMB'000	RMB'000	RMB'000

Revenue	813,084	(432,915)	380,169
Cost of sales	(590,189)	158,649	(431,540)
Loss on inventory buyback	(274,266)	274,266	—
Gross loss	(51,371)	—	(51,371)

This revision did not have any effect on 2014 comprehensive loss or loss per share, or the Company's 2014 statements of financial position, changes in equity, or cash flows.

5. Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at as follows:

	Year Ended December 31,
	2013	2014	2015
	RMB'000	RMB'000	RMB'000
After charging:
Cost of sales - purchases	890,477	392,975	708,841
Cost of sales - design and development expenses	32,940	35,822	32,330
Cost of sales - tax	9,222	2,743	1
Depreciation*	4,939	3,732	2,485
Amortization for intangible assets	2,253	2,187	3,465
Retail network acquisition expensed	—	—	149,905
Freight expenses	5,113	3,645	3,026
Advertising and promotion	96,706	56,796	47,550
Directors
—salaries and related costs	2,211	2,190	2,128
—social benefits contribution	48	48	48
—share-based compensation	208	—	—
Key management personnel (other than directors)
—salaries and related costs	3,863	2,832	2,331
—social benefits contribution	163	115	119
—share-based compensation	832	913	—
Other than directors and key management personnel
—salaries and related costs	12,889	11,855	8,522
—social benefits contribution	2,937	2,679	1,937
—share-based compensation	—	—	—

__________________

*

Depreciation expenses of approximately RMB55,000, RMB147,000 and RMB175,000 have been included in cost of sales – design and development expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Income tax expense/(benefit)

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2013, 2014 and 2015. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%.

	Year Ended December 31,
	2013	2014	2015
	RMB'000	RMB'000	RMB'000
Current tax:
Current tax on profit/(loss) for the year	39,030	—	—
Total current tax	39,030	—	—

Deferred tax:
Origination of temporary differences (Note 11)	—	(54,760)	—
Deferred tax assets not recognized	—	—	54,760
Total deferred tax	—	(54,760)	54,760

Income tax expense/(benefit)	39,030	(54,760)	54,760

No deferred tax was provided at December 31, 2013, as there were no significant temporary differences that gave rise to a deferred tax asset or liability at December 31, 2013. The reconciliation between tax expense and accounting profit/(loss) at applicable tax rates of 25% is as follows:

	Year Ended December 31,
	2013	2014	2015
	RMB'000	RMB'000	RMB'000

Profit/(loss) before taxation	136,197	(225,436)	(545,579)
Computed expected income tax expense/(benefit)	34,049	(56,359)	(136,395)
Effect of different tax rates	1,379	1,364	529
Income not subject to tax	(115)	(7)	(5)
Expenses not deductible for tax purposes	3,657	139	102
Tax losses for which no deferred income tax asset was recognized	60	103	135,769
Change in deferred tax assets not recognized	—	—	54,760
Income tax expense/(benefit)	39,030	(54,760)	54,760

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Earnings/(loss) per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

The weighted average ordinary shares outstanding were 227,716,692 for 2013, 2014 and 2015.

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

8. Property, plant and equipment

	Motor vehicles and machinery	Furniture, fixtures and office equipment	Leasehold improvements	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Cost
At January 1, 2014	2,005	4,811	11,457	18,273
Additions	—	90	—	90
Disposals	—	—	(1,378)	(1,378)
At December 31, 2014	2,005	4,901	10,079	16,985
Additions	—	5	3,392	3,397
Disposals	(3)	(3,186)	(6,015)	(9,204)
At December 31, 2015	2,002	1,720	7,456	11,178
Accumulated depreciation
At January 1, 2014	450	2,121	6,399	8,970
Charge for the year	286	751	2,695	3,732
Disposals	—	—	(1,033)	(1,033)
At December 31, 2014	736	2,872	8,061	11,669
Charge for the year	188	485	1,812	2,485
Disposals	(3)	(2,138)	(4,678)	(6,819)
At December 31, 2015	921	1,219	5,195	7,335
Net Book Value
At December 31, 2014	1,269	2,029	2,018	5,316
At December 31, 2015	1,081	501	2,261	3,843

All property, plant and equipment held by the Group are located in the PRC.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Intangible assets

	Acquired computer software licenses	Acquired retail network	Total
	RMB'000	RMB'000	RMB'000
Cost
At January 1, 2014 and December 31, 2014	11,034	—	11,034
Additions	—	14,549	14,549
At December 31, 2015	11,034	14,549	25,583
Accumulated amortization
At January 1, 2014	2,468	—	2,468
Charge for the year	2,187	—	2,187
At December 31, 2014	4,655	—	4,655
Charge for the year	2,187	1,279	3,466
At December 31, 2015	6,842	1,279	8,121
Net Book Value
At December 31, 2014	6,379	—	6,379
At December 31, 2015	4,192	13,270	17,462

In 2015, the Group acquired the retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million. The Group recorded an intangible asset for RMB14.5 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to the Group. The remaining cost paid to acquire the retail network of RMB149.9 million was expensed. The retail network consisted of 140 authorized retail outlets. Before acquisition, these authorized retailers who did not have direct contractual relationship with the Group, were direct customers of these five distributors and had direct contractual relationship with these five distributors. After acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship in these five provinces. The authorized retailers became direct customers of and have direct contractual relationships with the Group.

10. Deposit for land use right

At December 31, 2014, deposit for land use rights consist of refundable deposits paid to the local PRC government in connection with the acquisition of land use rights in Fujian province. In September 2015, the Group made a decision to terminate the application for land use rights, and the deposit for land use rights was fully refunded.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Deferred tax assets

The analysis of deferred tax assets is as follows:

	As at December 31,
	2014	2015
	RMB'000	RMB'000
Deferred tax assets
Provision for constructive liability	34,050	21,075
Unutilized tax losses	10,145	16,201
Provision for inventory loss	6,437	7,173
Provision for estimated sales return	4,128	10,311
	54,760	54,760
Deferred tax assets not recognized	—	(54,760)
	54,760	—

The gross movement on the deferred tax assets:

	2014	2015
	RMB'000	RMB'000
At January 1	—	54,760
Income statement credit/(debit)	54,760	(54,760)
At December 31	54,760	—

The movement of deferred income tax assets during the year is as follows:

	Provision for estimated sales return	Unutilized tax losses	Provision for inventory loss	Provision for constructive liability	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2014	—	—	—	—	—
Credited to the income statement	4,128	10,145	6,437	34,050	54,760
At December 31, 2014	4,128	10,145	6,437	34,050	54,760
Movements during the year	6,183	6,056	736	(12,975)	—
Deferred tax assets not recognized	(10,311)	(16,201)	(7,173)	(21,075)	(54,760)
At December 31, 2015	—	—	—	—	—

At December 31, 2015, deferred tax assets were not recognized as it is not probable that sufficient taxable profit will be available to allow the benefit of all of that deferred tax asset to be utilized. The Group did not recognize deferred tax assets of RMB107.3 million in respect of losses amounting to RMB429.2 million. Losses amounting to RMB40.6 million and RMB388.6 million expire in 2019 and 2020, respectively.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Trade receivables

In 2014 and through June 2015, trade receivables generally had credit terms ranging from 120 to 240 days. Beginning in July 2015, the Group implemented additional credit policies and credit limits with its distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days.

The aging analysis of trade receivables as at December 31, 2014 and 2015 was as follows:

	As at December 31,
	2014	2015
	RMB'000	RMB'000

—within 30 days	49,252	204,552
—31 to 60 days	108,057	70,807
—61 to 90 days	70,842	72,377
—91 to 120 days	44,812	83,600
—121 to 150 days	5,483	48,477
—151 to 180 days	—	24,043
—181 to 210 days	—	20,414
—211 to 240 days	—	33,174
—241 to 270 days	—	12,078
	278,446	569,522

Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic and industry trends and changes in customer payment terms. Past due balances and other higher risk amounts are reviewed individually for collectability. During the years ended December 31, 2014 and 2015, there were no trade receivables written off and no allowance for uncollectible amounts, as the Group has not had any history of non-recoverable receivables. Subsequent to December, 31, 2015, the Company collected RMB291.1 million of the December 31, 2015 receivable balance, of which RMB55.5 million represented receivables older than 180 days as of December 31, 2015.

13. Inventories

	As at December 31,
	2014	2015
	RMB'000	RMB'000

Raw materials	420	718
Finished goods	123,127	42,340
Less provision for inventory (Note 19)	(25,747)	(28,694)
	97,800	14,364

During the years ended December 31, 2014 and 2015, the Group recorded inventory write downs to net realizable value of RMB28.7 million (2014: RMB25.7 million). The write-downs are included in the Cost of Sales in the Consolidated Statements of Comprehensive Income.

In 2014 and 2015, although the Group did not have an obligation or arrangement to reacquire excess inventory from its distributors, the Group made a determination in 2014 and 2015 that reacquiring excess inventory from certain distributors in 2014 and 2015 would further strengthen the relationship with the distributors and retail partners. The Group bought back approximately RMB252.4 million and RMB391.5 million of inventory from certain distributors in 2014 and 2015, respectively. The buyback inventory was written down by RMB138,1 million and RMB315.8 million to its net realizable value of RMB114.3 million and RMB75.7 million in 2014 and 2015, respectively. The Group sold the repurchased inventory outside of China through the Chinese local distribution channel for RMB68.5 million and RMB111.3 million in 2014 and 2015, respectively. The sales of RMB111.3 million repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million and inventory repurchased in 2015 that was sold for RMB65.5 million. As of December 31, 2014 and 2015, the remaining repurchased inventory was written down to net realizable value of RMB45.8 million and RMB10.3 million, respectively.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Other receivables and prepayments

	As at December 31,
	2014	2015
	RMB'000	RMB'000

Value added tax credit	12,197	50,688
Income tax credit	14,600	14,600
Interest receivable	30,872	14,479
Prepaid expenses	437	360
	58,106	80,127

15. Share capital and additional paid-in capital

(a) Authorized share capital

In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation.

(b) Issued share capital and additional paid-in capital

	Number of Shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB'000	RMB'000	RMB'000

At December 31, 2014 and 2015	227,717	77	519,077	519,154

16. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity's registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. Transfer to the statutory reserve for the year ended December 31, 2013 was RMB10.5 million. No transfer was required in 2014 and 2015.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Deposits received from distributors and authorized retailers

Deposits received from distributors and authorized retailers represent refundable deposits under agreements and for orders placed with the Group.

18. Other payables and accruals

	As at December 31,
	2014	2015
	RMB'000	RMB'000

Provision for estimated sales return	16,514	41,244
Accrued liabilities	15,452	8,283
Provision for withholding tax	1,527	1,527
Deposits received from brand licensee	1,000	—
	34,493	51,054

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, based on current market conditions, the Group may implement a similar inventory buyback initiative when necessary. Therefore, the Group has established an allowance for sales return as of December 31, 2014 and 2015.

Accrued liabilities consist mainly of professional fees, transport costs, shop rack expenses, accrued wages and related staff welfare charges.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. Provision for liability

The provision for liability represents a provision for constructive obligation to buyback certain inventory from certain distributors in subsequent years. Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the Group made a determination in 2014 and 2015 that reacquiring excess inventory from certain distributors would further strengthen the relationship with its distributors. Subject to market conditions, the inventory buyback initiative implemented in 2014 gave rise to a similar expectation from customers that the Group may implement a similar inventory buyback initiative in subsequent years which in management's judgment gave rise to a constructive obligation under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets). A constructive obligation for the inventory to be repurchased of RMB136.2 million and RMB84.3 million was recorded at December 31, 2014 and 2015, respectively. The provision for constructive obligation of RMB136.2 million at December 31, 2014 represented the estimated repurchase price of inventory from other distributors of RMB249.0 million, less the estimated net realizable value of such inventory to be repurchased of RMB112.8 million. The provision for constructive obligation of RMB84.3 million at December 31, 2015 represents the estimated repurchase price of inventory from distributors of RMB107.3 million, less the estimated net realizable value of such inventory to be repurchased of RMB23.0 million.

	2014	2015
	RMB'000	RMB'000

At January 1	—	136,200
Provision for the year	136,200	107,522
Inventory repurchase (reduction in provision)	—	(159,422)
At December 31	136,200	84,300

20. Commitments

Operating lease commitments

The Group lease office space and warehousing facility from which it conducts operations. These leases are three years with rights of renewal.

Future minimum lease payments under non-cancellable operating leases for properties located in the PRC are as follows:

	As at December 31
	2014	2015
	RMB'000	RMB'000

Less than one year	1,245	625
Between one and five years	545	742
At December 31	1,790	1,367

Purchase commitments

At December 31, 2014 and 2015, the Group had outstanding purchase orders for approximately RMB129.9 million and RMB153.8 million, respectively.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. Financial Risk Management Objectives—Policies

The Group's activities expose it to a variety of financial risks. Generally, the Group employs a conservative strategy regarding its risk management. As the Group's exposure to market risk is kept at a minimum level, the Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

As at December 31, 2014 and 2015, the Group's financial instruments consisted primarily of cash and bank balances, trade and other receivables, and trade and other payables.

(a) Interest rate risk

The Group's interest rate risk arises from bank deposits placed with financial institutions. The Group has no other significant exposure to interest rate risk.

(b) Foreign exchange risk

The Group's exposure to foreign exchange risk is mainly arising from US dollar bank balances, interest income arising from foreign currency bank deposits, transactions with professional parties outside China, the New York Stock Exchange listing maintenance fees and exchange differences on the translation of consolidated financial statements of entities outside the mainland of the PRC. The Group maintains US dollar bank balances to pay fees and expenses denominated in US dollars.

(c) Credit risk

The carrying amounts of trade receivables and other receivables represent the maximum exposure to credit risk in relation to its financial assets. The Group has significant concentrations of credit risk as its top ten customers comprise approximately 62.9% and 44.5% of the trade receivables balance at December 31, 2014 and 2015, respectively. These customers accounted for approximately 54.3%, 43.1% and 41.6%, of revenues for the years ended December 31, 2013, 2014 and 2015, respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2013, 2014 and 2015.

Ongoing credit evaluation is performed on the customers' financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.

No impairment loss was recognized at December 31, 2015 as no impairment indicators were present based on the aging at December 31, 2015 and the Group's historical collection experience.

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

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. Capital management

The Group's objectives for managing capital, composed of equity and cash and cash equivalents, are:

(a) To safeguard the Group's ability to continue as a going concern, so that it continues to provide returns to shareholders and benefits for other stakeholders;

(b) To support the Group's stability and growth; and

(c) To provide capital for the purpose of strengthening the Group's risk management capability.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders' returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected investment opportunities. The Group currently does not have a formal dividend policy. There have been no changes in the Group's capital management policies for the years ended December 31, 2013, 2014 and 2015.

Other than as disclosed in Note 16, the Company is not subject to a capital requirements imposed by any regulators or by any other external source.

23. Related party transactions

The Group's ultimate parent is Qiming Investment Limited (incorporated in the British Virgin Islands). The Group's ultimate controlling party is Mr. Qiming Xu, the Company's founder and Chief Executive Officer. In addition to the transactions and balances detailed elsewhere in the notes to the consolidated financial statements, the Group had the following transactions with related parties.

	Year Ended December 31,
	2013	2014	2015
	RMB'000	RMB'000	RMB'000

Property lease rental paid to a related party	984	984	835

Property lease rental paid represents payments to an entity controlled by Mr. Xu's family. The lease is for ten years through December 2015 and provides for annual rent of RMB984,000, and includes a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters.

In December 2014, the Group signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our founder, chairman and chief executive officer, from January 1, 2015 to December 31, 2017 for the design and development and sales and marketing centers in Xiamen City, Fujian Province, where the Group leases approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year. In 2015, the corporate headquarter moved to this new premise.

In April 2015, the Group signed a three-year renew operating lease agreement with Jinjiang Xiniya Garments and Weaving Co., Ltd, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, the founder, chairman and chief executive officer, from May 1, 2015 to April 30, 2018 for the warehousing facility of 1,241 square meters and a flagship outlet of 316 square meters. The lease amounts are RMB119,000 per year for the warehouse and RMB233,000 per year for the flagship outlet.

During the years ended December 31, 2013, 2014 and 2015, compensation expenses related to shares granted to employees by Mr. Xu were approximately RMB1.0 million, RMB0.9 million and nil, respectively, based on the quoted market price of the Company's ADRs and estimated forfeitures. There was no unrecognized compensation cost at December 31, 2015. See Note 5 for key management compensation disclosure.

24. Subsequent Events

We evaluated events that occurred subsequent to December 31, 2015 for disclosure in the consolidated financial statements and notes to the consolidated financial statements.

