Form 20-F
period 2016-12-31
China Xiniya Fashion Ltd
filed 2017-04-27
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________to ___________

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016: 227,716,692 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“China Xiniya,” “we,” “us,” “our company”, “the Company” and “our” refer to China Xiniya Fashion Limited, its predecessor and its consolidated subsidiaries;

•	“first-tier cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

•	“fourth-tier cities” are to county-level and other township-level cities in the PRC;

•	“Fujian Xiniya” are to Fujian Xiniya Garments and Weaving Co., Ltd., our wholly owned subsidiary in the PRC;

•	“HK$” are to the legal currency of Hong Kong;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•	“Jinjiang Xiniya” are to Jinjiang Xiniya Garments and Weaving Co., Ltd., one of our related parties in the PRC;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“second- and lower-tier cities” are to second-tier cities, third-tier cities and fourth-tier cities in the PRC;

•	“second-tier cities” are to provincial capital cities and the capital cities of the autonomous regions in the PRC, excluding first-tier cities;

•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.00005 per share;

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

This annual report includes our audited consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2014, 2015 and 2016, and consolidated statements of financial position data as of December 31, 2015 and 2016.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been audited by GHP Horwath, P.C., an independent registered public accounting firm for the years ended December 31, 2012, 2013, 2014 and 2015, and by RT LLP, an independent registered public accounting firm for the year ended December 31, 2016. The audit reports on our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 are included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” The selected statements of comprehensive income data for the years ended December 31, 2012 and 2013 and the selected statements of financial position data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)
Selected Statement of Comprehensive Income/(Loss) Data
Revenues
Business casual(1)	1,281,872	1,222,567	350,488	439,602	243,706	35,101
Business formal(1)	80,256	77,460	23,086	26,459	15,394	2,217
Accessories(1)	21,559	20,793	6,595	6,105	7,720	1,112
Total revenues(1)	1,383,687	1,320,820	380,169	472,166	266,820	38,430
Operating costs and expenses
Cost of sales(1)	(922,326)	(932,639)	(431,540)	(741,172)	(365,066)	(52,580)
Selling and distribution expenses	(214,132)	(238,855)	(166,158)	(269,448)	(229,247)	(33,018)
Administrative expenses	(30,491)	(32,620)	(30,178)	(25,220)	(20,618)	(2,970)
Total operating costs and expenses	(1,166,949)	(1,204,114)	(627,876)	(1,035,840)	(614,931)	(88,568)
Operating Income/(Loss)	216,738	116,706	(247,707)	(563,674)	(348,111)	(50,138)
Interest and other income	18,953	19,491	22,271	18,095	2,822	406
Income/(Loss) Before Tax	235,691	136,197	(225,436)	(545,579)	(345,289)	(49,732)
Income tax (expense)/benefit	(60,240)	(39,030)	54,760	(54,760)	—	—
Profit/(Loss)	175,451	97,167	(170,676)	(600,339)	(345,289)	(49,732)
Earnings/(loss) per ordinary share, basic and diluted(2)	0.76	0.43	(0.75)	(2.64)	(1.52)	(0.22)
Weighted average number of ordinary shares used in computing basic and diluted earnings per ordinary share	229,544,101	227,716,692	227,716,692	227,716,692	227,716,692	227,716,692
Earnings/(loss) per ADS(3)	12.16	6.88	(12.00)	(42.24)	(24.32)	(3.52)
Dividends declared per share	N/A	N/A	N/A	N/A	N/A	N/A

__________

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

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company’s previously issued financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015.

5

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

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands)
Selected Statement of Financial Position Data
Cash and cash equivalents	1,096,103	806,467	985,097	203,371	35,168	5,065
Total current assets	1,611,284	1,646,724	1,537,589	913,434	506,601	72,966
Total non-current assets	37,061	26,723	75,309	21,305	39,106	5,632
Total assets	1,648,345	1,673,447	1,612,898	934,739	545,707	78,598
Total current liabilities	245,338	173,261	281,794	202,980	157,748	22,720
Net assets	1,403,007	1,500,186	1,331,104	731,759	387,959	55,878
Total shareholders’ equity	1,403,007	1,500,186	1,331,104	731,759	387,959	55,878
Total liabilities and equity	1,648,345	1,673,447	1,612,898	934,739	545,707	78,598

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 31, 2016, which was RMB6.9430 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 31, 2017, the exchange rate as published by the Federal Reserve Board was RMB6.8832 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate (1)
	Period End	Average (2)	Low	High
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1886	6.2256	6.1490
2015	6.4778	6.2821	6.1124	6.4896
2016	6.9430	6.6412	6.4480	6.9580
October	6.7735	6.7303	6.6685	6.7819
November	6.8837	6.8402	6.7534	6.9195
December	6.9430	6.9198	6.8771	6.9580
2017
January	6.8768	6.8907	6.8360	6.9575
February	6.8665	6.8694	6.8517	6.8821
March	6.8832	6.8940	6.8687	6.9132

__________

(1)	The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Our Industry

We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men’s apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We incurred approximately RMB56.8 million, RMB47.6 million and RMB30.1 million ($4.3 million) on our advertising and promotion activities in the years ended December 31, 2014, 2015 and 2016, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may diminish, and our business, results of operations and prospects may be materially adversely affected. Any negative publicity or disputes involving our Xiniya brand, products or the loss of any awards associated with our Xiniya brand could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on distributors and authorized retailers to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors and our authorized retailers could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2016, our products were sold at one flagship outlet owned and directly operated by us and 446 authorized retail outlets, including 28 outlets owned and managed by our distributors, one flagship outlet owned and managed by our distributors, a retail website operated and managed by a distributor, 168 authorized retail outlets owned and managed by 142 authorized retailers supervised by our 12 distributors, and 248 authorized retail outlets owned and managed by 206 authorized retailers supervised by us. We generate substantially all of our revenues from the sales of our products to distributors and authorized retailers. Sales generated by our five best-performing distributors accounted for 23.7%, 21.4% and 17.5% of our revenues in 2014, 2015 and 2016, respectively. During the same periods, sales to our single largest distributor accounted for 6.4%, 5.6% and 6.8%, respectively, of our revenues.

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

•

our existing distributors and authorized retailers may not continue to place orders with us at historical levels or at all, and if any of our major distributors or authorized retailers substantially reduces its volume of purchases from us or ceases its business relationship with us, our financial condition and results of operations may be materially adversely affected;

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

In 2015, we acquired a retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million due to what we believe was a lack of commitment to our business. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us. Instead, they were direct customers of and had direct contractual relationships with these five distributors. After this acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship of our products in these five provinces. The authorized retailers became direct customers of, and now have direct contractual relationship with, our company.

In 2016, we acquired a retail network from nine distributors in Gansu and Ningxia Provinces; Eastern Shandong Province; Western Shandong Province; Guangxi Province; Shanxi Province; Jilin Province; Sichuan Province; Inner Mongolia and Hebei Provinces, Beijing and Tianjin Cities; and Chongqing City for RMB151.0 million ($21.7 million) due to what we believe was a lack of commitment to our business. The retail network consists of 149 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us. Instead, they were direct customers of and had direct contractual relationships with these nine distributors. After this acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship of our products in these areas. The authorized retailers became direct customers of, and now have direct contractual relationship with, our company.

Due to the softening of China’s economic growth and a challenging retail environment, purchase orders from our direct customers fell by 9.8% in terms of total orders for the 2014 Spring and Summer Collection, by 48% for the 2014 Fall and Winter Collection, by 40% for the 2015 Spring and Summer Collection, by 20% for the 2015 Fall Collection, by 17% for the 2016 Spring and Summer Collection, by 29% for the 2016 Fall Collection, by 45% for the 2016 Winter Collection and by 19% for the 2017 Spring and Summer Collection, when compared to the total orders for the corresponding periods in the previous year. However, there was an increase in purchase orders of 15% for the 2015 Winter Collection, when compared to the total orders of the corresponding period in the previous year.

In addition, due to the softening of China’s economic growth and a challenging retail environment, a net total of 57 retail outlets were closed in 2016, consisting of 127 new retail outlets opened and 184 retail outlets closed. For the three months ended March 31, 2017, a net total of 15 retail outlets were closed, consisting of six new retail outlets opened and 21 retail outlets closed. The total number of retail outlets was 432 as of March 31, 2017. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and is subject to many factors beyond our control. The number and timing of new authorized outlets actually opened during any given period, and their contribution to our distributors’ performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:

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

A distributor’s failure to distribute our products to the authorized retail network in its territory could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations.

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

Our distributors and authorized retailers place advance purchase orders at our sales fairs three times a year. From July 2014 to June 2015, trade receivables generally had credit terms ranging from 120 to 240 days. Beginning in July 2015, we implemented additional credit policies and credit limits with the distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days. We may not be able to receive payment for our products on time or at all if our distributors or authorized retailers encounter financial difficulties. While we perform routine credit evaluations of the financial condition of our distributors and authorized retailers, we generally require no collateral from our distributors and authorized retailers to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors and authorized retailers may increase. If any distributor or authorized retailer fails to pay us for its purchases in a timely manner, our financial condition and results of operations could be materially adversely affected.

Although China experienced significant economic recovery from the global financial crisis and economic downturn since 2009, a global economic crisis of similar or a more severe scale may occur. During recent years, the Chinese economy experienced a softening of economic growth, while the menswear industry is facing a downturn. The impact of the current and possible future economic downturn on our distributors and authorized retailers cannot be predicted and may be severe, causing a significant deterioration of their businesses. If that happens, they may reduce the volume of their purchase orders significantly and fail to pay us in a timely manner or at all. As a result, our financial condition and results of operations may be materially adversely affected. In addition, if there are not sufficient products in the authorized retail outlets due to the reduction in purchase volume by our distributors and authorized retailers, our brand image and reputation may be materially adversely affected.

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

We plan to implement an enterprise resource planning, or ERP, system that will allow us to track sales at the authorized retail outlets on a timely basis.In January 2012, we entered into an agreement to utilize and customize Burgeon Programming and Design’s ERP software, which we have been using internally since January 2013. We spent approximately RMB11.0 million ($1.6 million) on the ERP software. This ERP system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we may not be able to accurately track the inventory levels of our distributors or the authorized retail outlets on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us resulting in poor business judgments for our marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors or authorized retailers cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operations and prospects.

We are heavily dependent on certain of our key management personnel and design and technical personnel. Our inability to attract, retain and motivate qualified personnel could adversely affect our business and growth prospects.

Our success depends heavily on our ability to attract, retain and motivate key personnel, including senior managerial and design and technical personnel. In particular, we rely on the continued services of Mr. Qiming Xu, our Founder, Chairman and Chief Executive Officer, Mr. Kangkai Zeng, our Chief Operating Officer, as well Mr. Tiande Liao, our Chief Designer. Many of our key personnel have been with us since the inception of our business. We have not subscribed for key-man life or similar insurance covering our key executives and design and technical personnel. If we lose the services of any of these key employees and cannot replace them with personnel with comparable experience and expertise in a timely manner, our business and prospects may be materially adversely affected.

Our controlling shareholder, who intends to sell its controlling stake in the Company, has substantial influence over our company and its interests may not be aligned with the interests of our other shareholders.

Qiming Investment Limited, a British Virgin Islands company solely owned by Mr. Qiming Xu, our Founder, Chairman and Chief Executive Officer, holds a significant percentage of our voting equity. As of December 31, 2016, Mr. Xu held approximately 59.0% of our outstanding share capital. As such, Mr. Xu, through Qiming Investment Limited, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. Our controlling shareholder may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

Furthermore, as we announced on June 18, 2016 and discuss further below, Qiming Investment Limited entered into an agreement to sell 114,996,929 ordinary shares of the Company, or 50.5% of the total outstanding shares of the Company, to Perfect Lead International Limited and Honest Plus Investments Limited. If this transaction closes successfully, Perfect Lead International Limited and Honest Plus Investments Limited will similarly have substantial influence over our business decisions, declaration of dividends and other significant corporate actions, and may take actions that are not in the best interests of our other shareholders.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

We currently outsource all of our production to third-party contractors in China. We currently use 19 contract manufacturers on a regular basis. In 2014, 2015 and 2016, approximately 36.4%, 38.9% and 42.5%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors and authorized retailers. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors and authorized retailers, causing a material adverse effect on our financial condition, results of operations and prospects.

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

The operation of our business requires successful coordination of several sequential and complex processes. The disruption of any of such processes could interrupt our revenue generation and result in a material adverse effect on our relationships with our distributors, authorized retailers and end consumers, our brand name and our financial performance. The manufacture of our products involves raw material and ancillary components selection, tailoring and sewing, assembly and packaging. When introducing new products, our contract manufacturers may experience delays or disruptions in adjusting or upgrading production lines, delays in expanding manufacturing capacity, disruption in manufacturing processes and failure by our business partners to adequately perform the services we need. Each and any of these may have a material adverse effect on our sales and results of operations. In addition, a failure or an interruption could occur at any stage of our product development, manufacturing and delivery processes, resulting in products not meeting the expectations of our distributors, authorized retailers and end consumers in terms of quality and delivery time, which could have a material adverse effect on our sales, results of operations and reputation.

We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.

As our men’s casual and business apparel and accessory products are closely linked with fashion and trends, our sales are dependent on our ability to cater to different consumer fashion tastes and preferences. We believe that a substantial portion of our revenues is dependent on market perception and consumers’ belief that our brand represents a successful, stylish yet relaxed lifestyle philosophy, which requires continued anticipation of and responsiveness to rapidly changing market and fashion trends. Our failure to accurately anticipate and respond to market and fashion trends in a timely manner could result in our distributors and authorized retailers experiencing lower sales volumes, lower retail prices and lower profits. This could in turn negatively affect our sales to our distributors and authorized retailers in the future, as well as our financial condition and results of operations.

We may fail to execute our growth strategy or maintain our growth rate.

Our anticipated growth will impose significant additional responsibilities on our management, including the need to raise working capital, to identify, recruit, train and integrate additional employees and the coordination and cooperation with our distributors and authorized retailers. In addition, rapid and significant growth may place a strain on our administrative and operational infrastructure, in particular on our internal controls and financial reporting processes and systems. Should our operations expand, we expect that additional resources will be required to manage new relationships with investors, additional distributors and authorized retailers, as well as other third parties including contract manufacturers, equipment providers, consultants and others. Our ability to manage our working capital, operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, it may be difficult for us to execute our business strategies and a decrease in the market demand for our products and the corresponding drop in the sales of our products could result in an accumulation of inventory in the retail network and may materially adversely affect our business, financial condition, results of operations and prospects.

Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher revenues from the sales of our Fall and Winter Collections and lower revenues from the sales of our Spring and Summer Collections due to seasonality of demand for men’s business casual apparel and the differences in wholesale prices between our Fall and Winter Collections and our Spring and Summer Collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, such as extended periods of warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with such unseasonable conditions, and thus may affect our sales. Our quarterly operating results may also fluctuate from period to period based on changes in fashion trends, consumer demand and the seasonality of consumer spending on men’s apparel. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. Our results of operations are likely to continue to fluctuate due to seasonality.

Any material disruption of our operations or the operations of our suppliers, distributors and/or authorized retailers from natural disasters, war, political unrest or epidemics could materially adversely affect our results of operations.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions and adversely affect our results of operations. These include but are not limited to war, riots, public disorder, civil commotion, fire, earthquake, flood and other natural calamities, epidemics, outbreaks of infectious disease, terrorism, whether locally or nationwide, or incidents such as industrial accidents, equipment failures, power failures or disruptions, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment and the destruction of buildings, equipment and other facilities due to natural disasters, malfunction of information systems, delays in the distribution and transportation of our products or other operational problems, strikes or other labor difficulties and disruption of public infrastructure such as roads, ports or utilities. Any such disruption of our operations or the operations of our suppliers, distributors and/or retailers could cause us to disrupt, limit or delay our production, prevent us from meeting customer orders, increase our costs of production or require us to make additional capital expenditures. We currently do not carry any property insurance or business interruption insurance, and any of such incidents could materially adversely affect our results of operations.

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

There is no assurance that third parties will not infringe on our intellectual property rights. Our efforts to enforce or defend our intellectual property rights may not be adequate, may require significant attention from our management and may be costly. We may have to initiate legal proceedings to defend the ownership of our trademarks or brand against any infringement by third parties. These legal proceedings may be costly and time-consuming and could require substantial management time and resources in an attempt to achieve a favorable outcome. The outcome of any legal actions to protect our intellectual property rights would be uncertain, and if we are unable to adequately protect or safeguard our intellectual property rights, our business, financial condition and results of operations and prospects may be adversely affected.

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

The laws of the PRC permit other parties to register trademarks which may be similar to our registered trademarks under certain circumstances. Such activities may cause confusion among consumers. We may not be able to prevent other parties from using trademarks that are similar to ours. Consumers may confuse our products with lower quality third-party products with similar trademarks. If this happens, the goodwill and value of our trademarks and public perception of our brand and image may be adversely affected by any inferior quality of the products and services provided by third parties who use trademarks similar to ours. A negative perception of our brand and image could have a material adverse effect on our sales, and therefore on our business, financial condition and results of operations and prospects.

Our business could be adversely affected by claims by third parties for possible infringement of their intellectual property rights.

We may face claims from time to time that our products infringe upon the intellectual property rights of third parties, including our competitors. If any legal proceedings against us for infringement of intellectual property rights are successful, we may be held responsible for the losses incurred by the claiming parties due to our infringement of their intellectual property rights. Further, if we are unable to obtain a license for the usage of such intellectual property rights on acceptable terms, or at all, or unable to design around such intellectual property rights, we may be prohibited from manufacturing or selling products which are dependent on the usage of such intellectual property rights. In addition, these types of proceedings and their consequences could divert management’s attention from our business. All of these could have a material adverse effect on our business and results of operations.

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

We operate in a labor-intensive industry. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified employees are in short supply and competition for these employees is intense. We incurred labor costs of RMB19.2 million in 2014, RMB15.1 million in 2015 and RMB14.0 million ($2.0 million) in 2016, representing 3.1%, 1.5% and 2.3% of our total operating costs in each of the corresponding periods. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC may increase substantially and if we cannot pass on such increase to our customers by proportionately increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.

On June 29, 2007, the Standing Committee of the National People’s Congress promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was amended on July 1, 2013. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially adversely affecting our financial condition and results of operations.

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

The production of certain products by our contract manufacturers, particularly leather men’s apparel, footwear and leather accessories, is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing products that may produce environmental wastes to adopt effective measures to control and properly dispose of industrial wastes. If an enterprise fails to comply with such laws or regulations and causes pollution, the environmental protection authorities may levy fines or even order the enterprise to be closed if the enterprise has caused serious pollution. We have no direct control over our contract manufacturers. If any of them fails to comply with any PRC environmental protection laws or regulations, any such violations or any media reports on such violations may negatively affect our reputation and image, resulting in a material adverse impact on our business, financial condition and results of operations.

We may be exposed to product liability, property damage or personal injury claims, which may adversely affect our reputation and business.

All of our products are sold in China, except for certain repurchased inventories that were sold outside of China through the Chinese local distribution channel. We may be exposed to product liability claims and we may, as a result, have to expend significant financial and managerial resources to defend against such claims. Such product liability claim risks may increase as laws on product liability begin to develop and mature in China and in other countries and regions where our products may be sold in the future. In line with common industry practice, we do not maintain product liability insurance coverage and our business, results of operations and prospects may be materially adversely affected by a successful product liability claim against us. In addition, we do not maintain third-party liability insurance against claims for property damage or personal injury. Regardless of the ultimate merits of a claim or dispute, we may face significant costs and expenses to defend against such claims or enter into settlement agreements. We may suffer serious damage to our reputation and experience a negative public perception of our brand, be subject to material monetary damages or be subject to government investigations, which could lead to fines or sanctions, all of which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

We intend to exit our core business and enter a new industry, in which we may not succeed.

As we announced on June 18, 2016 with respect to the Xiniya Transaction and the Chutian Transaction defined and described further below, we intend to change our core business from men's fashion to lending and financial services and engage in provision of micro-loans to individuals and small enterprises .

The micro-lending industry is a new and evolving industry, particularly in China. We are subject to all risks inherent in a developing business enterprise in a new and evolving industry. Our likelihood of continued success must be considered in light of the challenges, uncertainties, expenses, difficulties, complications, and delays frequently encountered in connection with a new and evolving industry and the competitive and regulatory environment in which we will operate. China’s micro-lending industry in general may be subject to uncertainties, particularly if PRC laws and regulations change in ways that do not favor our development. If that happens, there may not be an adequate market for the loan products we provide. As a new industry, there are not established players whose business models we can follow or build upon. Similarly, there is limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in our company. As a micro-loan company, we may not have sufficient resources to serve our customers compared with traditional banking institutions or large financial institutions in China.

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by businesses that are in their early stages of development. For example, unanticipated expenses, challenges and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to the new products and services on our marketplace. We may not be able to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, such failure could materially harm our business to the point of having to cease operations and could impair the value of our common stock.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has added an explanatory paragraph to their auditors’ report on our December 31, 2016 consolidated financial statements which states certain factors that raise substantial doubt about the Company’s ability to continue as a going concern.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may continue to fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

All of our revenues have been generated in the PRC. Our sales and growth are dependent on consumer consumption and the continued improvement of macroeconomic conditions in the PRC, which in turn depend significantly on worldwide economic conditions and their impact on levels of consumer spending, which have recently deteriorated significantly in many countries and regions and may remain depressed for the near future. There are many factors affecting the level of consumer spending, including but not limited to, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment levels and general consumer confidence. In addition, we believe that our historical growth rates were largely dependent on the general growth of the PRC economy. Due to the softening of China’s economic growth and a challenging retail environment, purchase orders from distributors fell by 9.8% in total orders for the 2014 Spring and Summer Collection, by 48% for the 2014 Fall and Winter Collection, by 40% for the 2015 Spring and Summer Collection, by 20% for the 2015 Fall Collection, by 17% for the 2016 Spring and Summer Collection, by 29% for the 2016 Fall Collection, by 45% for the 2016 Winter Collection and by 19% for the 2017 Spring and Summer Collection, when compared to the total orders for the corresponding periods in the previous year. However, there was an increase in purchase orders of 15% for the 2015 Winter Collection, when compared to the total orders of the corresponding period in the previous year. We can provide no assurance that the PRC will continue to grow at historical rates, or at all, and any slowdowns or declines in the PRC economy or the world economy in general may materially adversely affect consumer spending, as well as our prospects and operating results.

Our business may be materially adversely impacted by the global financial crisis and economic downturn.

The global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:

•

we faced severe competition during the global financial crisis and economic downturn, during which Chinese exports of men’s apparel decreased causing our competitors to sell additional products that were previously destined for export into the PRC market;

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

The political, economic and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. For the past three decades, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy. Although we believe these economic reforms and measures will have a positive effect on the PRC’s overall and long-term development, the resulting changes may also have an adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, the allocation of natural resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the current direction of reform will continue.

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment or SAFE Circular 13, on February 13, 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. On February 15, 2012, SAFE promulgated the Circular on Issues related to Foreign Exchange Administration of Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or SAFE Circular 7. SAFE Circular 7 replaces the Stock Option Rule and streamlines the foreign exchange control process applicable to share incentive plans implemented by offshore listed companies and extends the foreign exchange registration requirement to a wider range of share incentive plan types and certain foreign nationals residing in China. We and our PRC or foreign employees who may be granted various stock options will be subject to SAFE Circular 7 because our company is an overseas publicly listed company. If we or our PRC or foreign employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

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

We are a holding company incorporated in the Cayman Islands and operate our core business through our subsidiaries in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders depends on dividends received from these subsidiaries. If our subsidiaries incur debt or losses, such indebtedness or losses may impair its ability to pay dividends or other distributions to us. As a result, our ability to pay dividends would be affected. PRC laws require that dividends be paid only out of the net profit calculated according to the PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions, including IFRS, and U.S. Generally Accepted Accounting Principles. PRC laws also require foreign-invested enterprises to set aside a part of their net profit as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our PRC subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to provide capital or declare dividends to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and ADS holders.

Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations.

Under our current corporate structure, our income primarily consists of dividend payments from our subsidiary in the PRC, whose sales are made in Renminbi. The value of the Renminbi against foreign currencies is subject to changes in the PRC government’s policies and international economic and political developments. The Renminbi was pegged solely to the U.S. dollar prior to July 21, 2005. Effective from July 21, 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is pegged to a basket of foreign currencies determined by the People’s Bank of China, against which it can rise or fall within a regulated band each day. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People’s Bank of China announced the adoption of certain measures to further reform the currency exchange system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. Such measures may lead to further appreciation of the Renminbi.

There has been pressure from foreign countries on the PRC to adopt a more flexible currency system that could also lead to further and more significant appreciation of the Renminbi. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. We cannot predict any further fluctuations of the U.S. dollar against the Renminbi, and any appreciation of the Renminbi may subject us to increased competition from imported men’s apparel. Also, since our revenues and profits are denominated in Renminbi, any depreciation of the Renminbi could materially adversely affect our financial position and the value of, and any dividends payable on, our ADSs in foreign currency terms, as well as our ability to fulfill our foreign currency obligations. Moreover, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollars even when there is no change in our underlying business or results of operations.

Any change in our tax treatment may have a negative impact on our operating results.

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

Moreover, under the EIT Law and its implementation rules, as discussed above, we may be treated as a PRC tax resident enterprise by the PRC tax authorities. In such case, dividends paid on our ADSs and ordinary shares and capital gain from the sale of our ADSs and ordinary shares realized by non-PRC shareholders may be treated as income from “sources within the PRC” and may be subject to a 10% PRC withholding tax, subject to reduction by an applicable tax treaty. If non-PRC shareholders are required to pay PRC withholding tax on dividends paid on our ADSs or ordinary shares or capital gains from any sales of our ADSs or ordinary shares, the value of the investment in our ADSs may be materially adversely affected.

We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.

Under the applicable PRC laws and regulations, including the Social Insurance Law promulgated by the Standing Committee of the National People’s Congress and effective as of July 1, 2011, or the PRC Social Insurance Law, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing H&J Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to: (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of December 31, 2016 was RMB6.2 million ($0.9 million).

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

U.S. public companies that have substantially all of their operations in China, particularly companies which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. Possibly, as a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity would have on our company, our business and the trading price of our ADSs. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. Such allegations may materially adversely impact our business operations, our reputation, and the trading price of our ADSs.

Risks Relating to Our Ordinary Shares and ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to March 31, 2017, the trading price of our ADSs on the New York Stock Exchange, or NYSE, has ranged from a low of $0.46 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of ADSs of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Under the NYSE listing rules, we are required to maintain an average closing price of our ADSs of US$1.00 or higher over a 30-trading-day period. On June 20, 2014, we were notified by the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average per share closing price of our ADS for the consecutive 30-trading-day period ending on June 13, 2014 had fallen below the NYSE's share price requirements. Under the NYSE's rules, our ADS price and 30-trading-day average ADS price must be back above US$1.00 within six months following receipt of the notification from the NYSE in order for us to regain compliance with the minimum share price requirement. We changed the ratio of our ADS to ordinary share from 1:4 to 1:16, effective on December 18, 2014. We were notified by the NYSE that a calculation of the price of our ADSs for the 30-trading-day period ended February 2, 2015 indicated that the price of our ADSs was above the NYSE’s minimum requirement of US$1.00 based on a 30-trading-day average and accordingly we were no longer considered below the US$1.00 continued listing criterion.

In addition to the minimum share price requirement noted above, the NYSE’s continued listing standards applicable to us also include the following: (i) the average global market capitalization is not less than US$50 million over a consecutive 30-trading-day period and the stockholders’ equity is not less than US$50 million; and (ii) the average global market capitalization is not less than US$15 million over a consecutive 30-trading-day period. The violation of the latter requirement will result in immediate initiation of suspension and delisting procedures. We are currently in compliance with these two NYSE criteria for continued listing. However, if we are unable to maintain compliance with such NYSE criteria for continued listing, our ADSs would be subject to suspension and delisting.

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

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We do not believe we were a PFIC in prior taxable years or for the taxable year ended December 31, 2016. However, we may be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash we hold. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2017 or any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person, unless such U.S. person makes a timely “mark-to-market” election or a “deemed sale” election that may mitigate these consequences. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2016, we had 227,716,692 ordinary shares outstanding, including 93,121,696 ordinary shares represented by 5,820,106 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ADSs and ordinary shares.

Our currently effective articles of association is our amended and restated memorandum and articles of association which limit the ability of third parties to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Under the deposit agreement for the ADSs, if you do not vote at shareholders’ meetings, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

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

The following diagram illustrates our current corporate structure:

On September 23, 2011, Xiniya (China) Company Limited, a wholly owned subsidiary of Xiniya Hong Kong, was incorporated in China for the purpose of operating the planned manufacturing and logistics facilities in Quanzhou City, Fujian Province.

On December 30, 2011, Xiamen Xiniya Enterprise Management Consulting Co., Ltd, a wholly owned subsidiary of Fujian Xiniya, was incorporated in China for the purpose of operating our corporate headquarters in Xiamen City, Fujian Province.

Our principal executive offices are located at 2nd floor, 90 An Ling Er Road, Xiamen City, Fujian Province 361010, the People’s Republic of China. Our telephone number at this address is (86-592) 331-5667, and our fax number is (86-592) 331-5677. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

B. Business Overview

We are a leading provider of men’s business casual apparel in China. We design and sell men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network. Our products are sold to end consumers at authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions and four municipalities in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target end consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We primarily operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

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

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our Founder, Chairman and Chief Executive Officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of December 31, 2016, covered one flagship outlet owned and directly operated by us and 446 authorized retail outlets, including 28 outlets owned and managed by our distributors, one flagship outlet owned and managed by our distributor, a retail website operated and managed by a distributor, 168 authorized retail outlets owned and managed by 142 authorized retailers supervised by our 12 distributors, and 248 authorized retail outlets owned and managed by 206 authorized retailers supervised by us.

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

We sold approximately 4,790,000, 6,278,000 and 4,021,000 units of garments in 2014, 2015 and 2016, respectively. Excluding the sales volume of repurchased inventory that was sold outside of China, our sales volume was 4,018,000, 3,067,000 and 2,342,000 units in 2014, 2015 and 2016, respectively. We currently outsource 100% of the production of our products to PRC-based third-party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

On July 18, 2016, the Company announced that the Company’s controlling shareholder, Qiming Investment Limited, a British Virgin Islands company (the “Seller”) controlled by the Company's Chairman and Chief Executive Officer, Qiming Xu, entered into an agreement to sell a controlling interest in the Company (the “Agreement”) to Perfect Lead International Limited and Honest Plus Investments Limited, both British Virgin Islands companies (collectively the “Purchasers”).

As of the date of the Agreement, the Seller beneficially owns 134,359,960 ordinary shares of the Company, accounting for approximately 59% of the total outstanding shares of the Company. Pursuant to the Agreement, the Seller will sell 114,996,929 ordinary shares of the Company (the “Seller Shares”), or 50.5% of the total outstanding shares of the Company, to the Purchasers, for an aggregate purchase price of RMB86,426,661 (US$12,937,155), or RMB0.75 per ordinary share (or US$1.80 per ADS), which is approximately 172.57% of the volume weighted average closing price of the shares for the fifteen (15) trading days prior to and including July 15, 2016.

The closing of the share transfer requires, among other conditions, the following to occur first: (1) the Company’s board of directors and shareholders must approve the sale of Xiniya Holdings Limited, the Company’s wholly owned subsidiary in Hong Kong, to Mr. Qiming Xu or his designees at a price to be determined by an independent third party valuer (the “Xiniya Transaction”); and (2) the Company must take such corporate actions as are necessary to approve the acquisition of True Silver Limited (“True Silver”), a British Virgin Islands company, which will utilize a variable interest entity (VIE) structure to operate and consolidate 70% of the financial results of Hubei Chutian Lending Company, Ltd. (“Chutian”), a PRC company engaged in the lending of small loans to customers in China, at a price to be determined by an independent third party valuer (the “Chutian Transaction”). True Silver is wholly owned by Honest Plus Investments Limited and indirectly controlled by Wei Qizhi, who is the controlling shareholder of each of the Purchasers and the founder of Chutian. As a result of the Xiniya Transaction and the Chutian Transaction, the Company's core business will be changed from men's fashion to lending and financial services. In addition, the Purchasers’ designees will be appointed as directors of the board, Chairman and Chief Executive Officer of the Company to be effective immediately after the closing.

The assets and liabilities attributable to Xiniya Holding Limited and its subsidiaries, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented as discontinued operations herein. See note 20 to our audited financial statements for additional information regarding these transactions.

Our net revenues from discontinued operations increased from RMB380.2 million in 2014 to RMB472.2 million in 2015 and decreased to RMB266.8 million ($38.4 million) in 2016. We incurred a net loss from discontinued operations of RMB166.3 million, RMB598.4 million and RMB341.9 million ($49.2 million) in 2014, 2015 and 2016, respectively.

Our Brand and Products

Our Brand

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Our Xiniya brand is therefore critical for our success.

Our Xiniya trademark was registered in 1993 by a garment outsourced manufacturing and processing factory controlled by the family of Mr. Qiming Xu, our Founder, Chairman and Chief Executive Officer. The trademark was licensed to us in 2005 and then transferred to us in August 2009. Our Xiniya brand is designed to project an image of successful executives and professionals who choose stylish and comfortable attire to suit a lifestyle that integrates business with leisure. We believe the wide-spread recognition of our brand throughout China, especially in second- and lower-tier cities, has been one of the key factors in our success. Second- and lower-tier cities have achieved substantial economic growth in recent years, primarily due to the PRC government’s favorable policies for the development of smaller cities. As a result, the increasing affluence of households has led to an improvement in living standards. In addition, international men’s apparel brands have not established any significant presence in such cities, and therefore we face less competition in these markets as compared to first-tier cities in China.

In July 2012, we entered into an agreement with Guangzhou Shuochen Clothing Development Co., Ltd., the Licensee, to grant it a sole license to use the registered Xiniya brand for designing, developing, marketing and selling leather shoes, bags and other goods through specialty retail outlets, including department store concessions in China, from August 1, 2012 to November 30, 2018. The scope of the license was limited to business casual leather products, excluding existing Xiniya menswear products and non-business casual leather products, which could not be sold by the Licensee over the internet or through Xiniya’s existing distribution and retail channels. We retained final design approval over products developed by the Licensee. By the end of the license term, the Licensee was expected to have opened in tier one, two and three cities in China at least 300 retail outlets and/or concessions that exclusively display and sell Xiniya business casual leather products. While such licensing has had no immediate impact on our financial results, we believed that this would help to increase our retail network and brand recognition over the long term as we continued to grow our brand. In December 2015, both Xiniya and Licensee mutually agreed to terminate the licensing agreement.

Our Products

We currently offer a wide range of men’s leisure and business apparel and accessories that include the following three major types:

•	Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 93.1% and 91.3%, respectively, of our revenues in 2015 and 2016;

•	Business formal—including suits, business pants and dress shirts, which accounted for approximately 5.6% and 5.8%, respectively, of our revenues in 2015 and 2016; and

•	Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.3% and 2.9%, respectively, of our revenues in 2015 and 2016.

We focus on our business casual collection, which is intended for leisure enjoyment and travel purposes. Our products feature high quality design, high quality fabrics and craftsmanship that suit our sophisticated yet casual brand image. Among other products, we have successfully designed, produced and marketed apparel made out fabrics that feature colorfastness, are resistant to sweat, tears and abrasions, absorb moisture, and are wrinkle-free, static-free and stain-free, all of which complement our customers’ business and leisure lifestyle.

Design and Merchandising

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of December 31, 2016, our design and product development team consisted of 31 members, including six senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Tiande Liao, has more than 10 years of experience as a fashion designer. Most of our senior designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted wears. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.

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

We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors and managers of major retail outlets, especially during our sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2014, 2015 and 2016, we introduced over 1,000 new designs to the market.

Production

In 2011, we applied, through our wholly owned subsidiary Xiniya (China) Holdings Limited, to the relevant governmental authorities in Quanzhou City, Fujian Province to acquire land use rights for new manufacturing and logistics facilities. In 2011, a refundable deposit of RMB8.9 million was paid to the local China government in connection with the acquisition of land use rights. In September 2015, we made a decision to terminate the application for land use rights, and the deposit for land use rights was fully refunded.

Since 2013, we have outsourced 100.0% of our products to PRC-based third-party contract manufacturers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2014, 2015 and 2016, we had 36, 19 and 19 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and production that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB393.0 million, RMB708.8 million and RMB335.7 million ($48.4 million) in 2014, 2015 and 2016, respectively, accounting for approximately 91.1%, 95.6% and 92.0% of our total cost of sales in the respective periods.

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

Our quality control team regularly carries out quality control procedures on our products. We conduct on-site inspections of our contract manufacturers before we enter into business relationships with them. We also send our in-house quality control staff on-site to our contract manufacturers to monitor the entire production process. The initial product inspections are performed on-site by our staff before these products are shipped to our headquarters for further inspection and storage in our warehouse. We also provide technical training to contract manufacturers to assist them with quality control of the production processes and inspect pre-production samples and finished products from contract manufacturers. We have not encountered any material disruptions to our business as a result of the failure of any of our contract manufacturers to meet our quality standards.

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

As of December 31, 2016, our products were sold in 20 provinces, four autonomous regions and four municipalities in China, at one flagship outlet owned and directly operated by us and 446 authorized retail outlets, including 28 outlets owned and managed by our distributors, one flagship outlet owned and managed by our distributors, a retail website operated and managed by a distributor, 168 authorized retail outlets owned and managed by 142 authorized retailers supervised by our 12 distributors, and 248 authorized retail outlets owned and managed by 206 authorized retailers supervised by us. We present our products to our distributors and authorized retailers at our sales fairs, which are held three times a year, usually in April, June and September of each year.

Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, all of our distributors are eligible to receive incentive rebates of a fixed percentage of their respective annual purchases from us. Revenues are shown net of, inter alia, rebates and such rebates are deducted from the accounts receivable from each of these distributors at the end of each year. In the years ended December 31, 2014, 2015 and 2016, we provided rebates to our distributors in an aggregate amount of RMB53.2 million, RMB26.9 million and RMB14.9 million ($2.1 million), respectively. The reduction in rebates is primarily due to a decrease in revenues in 2015 and 2016 based on which the rebates were calculated. The amounts that each distributor receives are used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new outlet launches and new product roll-outs, as well as recruitment of authorized retailers.

The following diagram illustrates the relationships among our company, our distributors, authorized retail outlets and end consumers as of December 31, 2016.

The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets were located as of December 31, 2016.

The table below sets forth the breakdown of our revenues by geographic region for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Eastern region(1)	90,463	23.8%	77,669	16.5%	52,171	7,514	19.6%
Central and southern region(2)	80,213	21.1%	73,095	15.5%	42,766	6,160	16.0%
Southwestern region(3)	59,937	15.8%	61,050	12.9%	16,543	2,383	6.2%
Northwestern region(4)	32,012	8.4%	39,346	8.3%	22,637	3,260	8.5%
Northern region(5)	17,859	4.7%	15,636	3.3%	3,907	563	1.5%
Northeastern region(6)	31,186	8.2%	10,649	2.3%	28,626	4,123	10.7%
Outside China(7)	68,499	18.0%	194,721	41.2%	100,170	14,427	37.5%
	380,169	100.0%	472,166	100.0%	266,820	38,430	100.0%

_________

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Chongqing and Tibet Autonomous Region.
(4)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.
(5)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(6)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(7)	These figures are related to buyback inventory that was sold outside of China through the Chinese local distribution channel.

Distributors and authorized retailers

We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Guangdong Province, where we have two distributors covering different regions within the province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men’s apparel brands. Our distributors are also required to maintain uniform standards with respect to outlet displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a monthly basis. In 2014, 2015 and 2016, excluding buyback inventory that was sold outside of China through the Chinese local distribution channel, approximately 81.2%, 48.7% and 25.4% of our revenues were generated from sales to our distributors, respectively.

In May 2012, we recruited one new distributor in Jilin Province. Previously, we had one distributor managing both Liaoning and Jilin Provinces. With the appointment of a new distributor in Jilin Province, the existing distributor was able to focus fully on the retail outlets in Liaoning Province.

In 2013, in order to improve sales performance in Inner Mongolia Autonomous Region and Hebei Province, we reorganized the distribution system in these areas and consolidated their management under the distributor based in Beijing. We and our existing distributors in Inner Mongolia Autonomous Region and Hebei Province mutually agreed to cease our business relationship immediately after these distributors fulfilled their obligation to distribute the 2013 Spring and Summer Collections to the authorized retailers. The distributor in Beijing was responsible for the delivery of our products to authorized retailer since July 2013. In February 2014, a distributor in Dalian City was merged into the distributor in Shenyang Province due to its poor sales performance.

In 2015, we acquired a retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million due to what we believe was a lack of commitment to our business. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us. Instead, they were direct customers of and had direct contractual relationships with these five distributors. After this acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship of our products in these five provinces. The authorized retailers became direct customers of, and now have direct contractual relationship with, our company.

In 2016, we acquired a retail network from nine distributors in Gansu and Ningxia Provinces, Eastern Shandong Province, Western Shandong Province, Guangxi Province, Shanxi Province, Jilin Province, Sichuan Province, Inner Mongolia and Hebei Provinces, Beijing and Tianjin Cities, and Chongqing City for RMB151.0 million ($21.7 million) due to what we believe was a lack of commitment to our business. The retail network consisted of 149 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us, and were direct customers of and had direct contractual relationships with these nine distributors. After this acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship in these areas. The authorized retailers became direct customers of, and have direct contractual relationship with, our company.

The following table summarizes by region the number of our distributors for the periods indicated.

	As of December 31,
	2014	2015	2016
Eastern region(1)	8	6	4
Central and southern region(2)	6	5	4
Southwestern region(3)	4	4	2
Northern region(4)	2	2	—
Northeastern region(5)	3	1	—
Northwestern region(6)	3	3	2
Total	26	21	12

________

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.
(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Province.
(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Chongqing and Tibet Autonomous Region.
(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.
(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.
(6)	The northwestern region includes Gansu Province, Shaanxi Province, Qinghai Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

Excluding buyback inventory that was sold outside of China through the Chinese local distribution channel, the top three regions accounted for 60.7%, 44.9% and 46.3%, respectively, of our total revenues for the years ended December 31, 2014, 2015 and 2016. These regions have the highest concentration of sales and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality.

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

	As of December 31, 2014		As of December 31, 2015		As of December 31, 2016
	Managed by Distributors	Managed by Authorized Retailers	Managed by Distributors	Managed by Authorized Retailers	Managed by Distributors	Managed by Authorized Retailers

Anhui (1)	7	32	—	32	—	19
Beijing (2)	1	—	1	—	—	1
Chongqing (2)	7	40	7	17	—	24
Fujian (1)(3)	5	40	4	27	5	25
Gansu (2)	—	13	—	9	—	9
Guangdong (4)	2	21	5	15	3	18
Guangxi (2)	7	38	6	14	—	20
Guizhou	1	46	3	17	—	23
Heilongjiang (1)	4	46	—	27	—	23
Hebei (2)	—	22	—	9	—	9
Henan (1)	5	54	—	49	—	32
Hubei	1	43	1	12	1	18
Hunan	11	34	8	19	1	17
Inner Mongolia (2)	—	33	—	13	—	13
Jiangsu	1	19	2	11	2	11
Jiangxi	2	17	1	11	2	8
Jilin (2)	—	19	—	7	—	7
Liaoning (1)	—	12	—	14	—	10
Ningxia (2)	—	9	—	9	—	9
Qinghai (5)	1	3	—	—	—	—
Shaanxi	2	32	1	13	2	12
Shandong (2)	1	21	3	15	—	18
Shanghai (6)	—	1	—	1	—	1
Shanxi (2)	1	25	1	11	—	12
Sichuan (2)	2	57	2	22	—	24
Tianjin (2)	—	3	—	3	—	3
Tibet	—	1	—	—	—	—
Xinjiang	14	47	13	22	8	19
Yunnan	7	54	7	21	5	21
Zhejiang	3	30	2	16	1	10
Total	85	812	67	436	30	416

________

(1)

In 2015, we acquired a retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province. The retail network consisted of 140 authorized retail outlets. As of March 31, 2017, a total 41 authorized retail outlets were closed in these five provinces and the total number of authorized retail outlets in these provinces was 99.

(2)

In 2016, we acquired a retail network from nine distributors in Gansu and Ningxia Provinces; Eastern Shandong Province; Western Shandong Province; Guangxi Province; Shanxi Province; Jilin Province; Sichuan Province; Inner Mongolia and Hebei Provinces, Beijing and Tianjin Cities; and Chongqing City. The retail network consisted of 149 authorized retail outlets. As of March 31, 2017, a total 16 authorized retail outlets were closed in these nine provinces and three cities and the total number of authorized retail outlets in these provinces was 133.

(3)

After acquisition of retail network from five distributors in 2015, we still have one distributor in Fujian Province covering different northern region of Fujian Province, consisting five retail outlets owned and managed by the distributor and 10 authorized retail outlets owned and managed by authorized retailers as of December 31, 2016.

(4)	We currently have two distributors in Guangdong Province covering different regions within Guangdong Province.
(5)

We currently do not have a distributor covering Qinghai Province. Prior to the 2016 acquisition of retail network from distributors, our retail outlets located in Qinghai Province were authorized and supervised by our distributor for Gansu Province.

(6)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.

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

•

Minimum purchase requirement and deposit: Each of our distributors is expected to purchase a minimum amount of our products each year, which, for example, ranges from RMB9.0 million ($1.3 million) to RMB31.0 million ($4.5 million) in 2016, as specified in the respective distributorship agreements, and pay a refundable deposit to us, provided that such distributor does not materially breach its distributorship agreement with us. If a distributor fails to meet the minimum purchase amount, we have the right to terminate its distributorship agreement and withhold part or all of the deposit as a penalty.

•

Payment and delivery: From July 2014 to June 2015, trade receivables generally had credit terms ranging from 120 to 240 days. Beginning in July 2015, we implemented additional credit policies and credit limits with its distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days. We generally deliver our products to our distributors and authorized retailers on a monthly basis according to the seasons of the year. We make the delivery arrangements, but the distributors bear the costs of delivery and insurance.

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

Excluding certain repurchased inventory that was sold outside of China through the Chinese local distribution channel, sales generated by our five best-performing distributors accounted for approximately 23.7%, 21.4% and 17.5% of our revenues in the years ended December 31, 2014, 2015 and 2016, respectively. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

Management and Growth Control of Our Authorized Retail Network

Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 51 dedicated members, is primarily responsible for approaching potential distributors and authorized retailers, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform outlet design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with certain operators of retail outlets supervised by our distributors, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.

Expansion Plans For Our Authorized Retail Network

Although a net total of 57 retail outlets were closed in 2016, consisting of 127 new retail outlets opened and 184 retail outlets closed, which was primarily due to China’s softening economy and a challenging retail environment, we still plan to expand our authorized retail network in China. During the three months ended March 31, 2017, a net total of 15 retail outlets were closed, consisting of six new retail outlets opened and 21 retail outlets closed. The total number of retail outlets was 432 as of March 31, 2017. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor.

Seasonality

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our Fall and Winter Collections and experience lower sales for our spring and summer products due to seasonal weather and the differences in wholesale prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.”

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

Marketing and Advertising

We have conducted marketing campaigns to advertise our products to our target customers through billboards and organizing regular and frequent in-store marketing activities.

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

In the years ended December 31, 2014, 2015 and 2016, our total advertising and promotional expenses amounted to approximately RMB56.8 million, RMB47.6 million and RMB30.1 million ($4.3 million), respectively, which accounted for approximately 14.9%, 10.1% and 11.3% of our revenues in the respective periods.

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

Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was amended and promulgated on March 10, 2015 and became effective as of April 10, 2015. The Catalogue is a tool that PRC policymakers have used to manage and direct foreign investment. The Catalogue divides industries into four basic categories: permitted, encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects are also subject to approvals of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. The area of production of men’s apparel, which includes the production of business and casual men’s apparel, belongs to the category of permitted foreign investment industries.

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

Consumer Protection

The principal legal provisions for the protection of consumer interests are set out in the Consumer Protection Law, which was promulgated on October 31, 1993, as amended on October 25, 2013. The Consumer Protection Law became effective on January 1, 1994 and sets out standards of behavior which business operators must observe in their dealings with consumers, including the following:

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

Trademark Law

The principal legal provisions for the protection of trademarks and intellectual property are set out in the PRC Trademark Law, which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013. The PRC Trademark Law became effective on March 1, 1983 and seeks to improve the administration of trademarks, protect the right to the exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.

Under this law, any of the following acts shall be an infringement upon the right to the exclusive use of a registered trademark:

•	using a trademark which is identical with or similar to the registered trademark on the same kind of commodities or similar commodities without a license from the registrant of that trademark;

•	selling commodities that infringe upon the right to the exclusive use of a registered trademark;

•	forging, manufacturing without authorization the marks of a registered trademark of others, or selling the marks of a registered trademark forged or manufactured without authorization;

•	changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of that trademark; and

•	causing other damage to the right to the exclusive use of a registered trademark of another person.

In the event of any above mentioned acts which infringe upon the right to the exclusive use of a registered trademark, the infringer would be subjected to a fine, ordered to stop the infringement acts immediately and compensate the infringed party for losses.

Environmental Protection Laws

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

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. On October 27, 2009, the SAT promulgated Circular 601, which clarifies that a beneficial owner shall be a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of avoiding tax and dividend transfers and is not engaged in any actual operations from being a beneficial owner. Further, the SAT promulgated the Notice on the Determination of Beneficial Ownership Under Tax Treaties on June 29, 2012, and the Notice on the Implementation of the Determination of Residency Status related to the Arrangement Between the Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013. It is unclear how the abovementioned Circular 601 and notices are being implemented in practice by the SAT or its local counterparts.

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

D. Property, Plant and Equipment

Our corporate headquarters are located in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space from a related party. We also lease warehousing facility of approximately 4,898 square meters in Jinjiang City, Fujian Province from a related party. As of the date of this annual report, we manage one flagship store in Jinjiang City, Fujian Province with approximately 316 square meters of space leased from a related party.

In October 2005, we signed an operating lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, our Founder, Chairman and Chief Executive Officer, relating to 18,000 square meters of property, which includes a warehousing facility of 6,000 square meters, administrative areas of 6,000 square meters and employee residential areas of 6,000 square meters. The term of the lease was ten years starting from October 2005and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

In March 2011, we signed a five-year operating lease agreement from April 1, 2011 to March 31, 2016 for our design and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,516 square meters of office space.

In December 2014, we signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu from January 1, 2015 to December 31, 2017 for our design and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year. In 2015, our corporate headquarters also moved to this location.

In April 2015, we signed a three-year renewable operating lease agreement with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, relating to 4,898 square meters of warehousing facility in Jinjiang City, Fujian Province and 316 square meters of flagship store in Jinjiang City, Fujian Province. The term of the lease is three years from May 2015 to April 2018 and the lease amount is RMB558,000 per year for the warehousing facility and RMB233,000 per year for the flagship store.

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

A. Operating Results

Overview

We are a leading provider of men’s business casual apparel in China. We design men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution and retail network. Our products are sold to end consumers at authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions and four municipalities in China, except for certain repurchased inventories that were sold outside of China through the Chinese local distribution channel. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target end consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Except for certain repurchased inventories that were sold outside of China through the Chinese local distribution channel, our products are sold to customers in China under our Xiniya brand. We sell substantially all of our products to our authorized retailers and distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network are required to sell our products exclusively. We also have one flagship outlet owned and managed by us. In 2014, 2015 and 2016, we sold approximately 4,790,000, 6,278,000 and 4,021,000 units of garments, respectively. Excluding the sales volume of repurchased inventory that was sold outside of China, our sales volume was 4,018,000, 3,067,000 and 2,342,000 units in 2014, 2015 and 2016, respectively. Since 2013, we have outsourced 100% of the garment production to PRC-based third-party contract manufacturers.

On July 18, 2016, the Company announced that the Company’s controlling shareholder, Qiming Investment Limited, a British Virgin Islands company controlled by the Company's Chairman and Chief Executive Officer, Qiming Xu, entered into an agreement to sell a controlling interest in the Company to Perfect Lead International Limited and Honest Plus Investments Limited, both British Virgin Islands companies. The assets and liabilities attributable to Xiniya Holding Limited and its subsidiaries, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented as discontinued operations herein. Our remaining operations are presented as continuing operations herein.

Our revenues from discontinued operations increased from RMB380.2 million in 2014 to RMB472.2 million in 2015 and decreased to RMB266.8 million ($38.4 million) in 2016. We incurred a net loss from discontinued operations of RMB166.3 million, RMB598.4 million and RMB341.9 million ($49.2 million) in 2014, 2015 and 2016, respectively.

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

Our Relationships with, and the Business Performance of, Our Distributors and Their Authorized Retailers

We sell substantially all of our products to our authorized retailers and distributors who then resell our products to authorized retailers, and retail customers through authorized retail outlets managed or supervised by such distributors. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors and their authorized retailers. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us, sells their retail network under their supervision to any third party or becomes bankrupt. We provide rebates to our distributors, and such rebates are settled by offsetting the accounts receivable from each distributor at the end of the year. In 2015 and 2016, we had a reduction in rebates, which was primarily due to a decrease in revenues based on which the rebates were calculated.In the years ended December 31, 2014, 2015 and 2016, we provided rebates to our distributors in an aggregate amount of RMB53.2 million, RMB26.9 million and RMB14.9 million ($2.1 million), respectively. Excluding certain repurchased inventory that was sold outside of China through the Chinese local distribution channel, our five largest distributors accounted for an aggregate of 23.7%, 21.4% and 17.5% of our revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Therefore, the achievement of our business goals and the expansion of our operations are dependent on our relationship with, our ability to supervise and manage, and the business performance of, our distributors and their retail networks. If we cannot maintain and strengthen our relationship with our distributors, or if a number of our distributors experience difficulties with their operations, our financial performance and results of operations may be materially adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely on distributors and authorized retailers to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors could have a material adverse effect on our financial condition and results of operations,” “—A distributor’s failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations,” and “—Consumer sales of our products are conducted by distributors and authorized retailers over whom we have limited control.”

Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand

We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We incurred approximately RMB56.8 million, RMB47.6 million and RMB30.1 million ($4.3 million) on our advertising and marketing activities for the years ended December 31, 2014, 2015 and 2016, respectively. In 2015 and 2016, we incurred lower advertising and promotional expenses as a result of fewer billboard advertisements. We also work closely with our distributors and their authorized retailers in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program. We plan to continue to work closely with our distributors and their authorized retailers to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may diminish, and our business, results of operations and prospects may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.”

Our Ability to Address the Needs and Preferences of our Target End Consumers in a Timely Manner

Our target end consumers are male working professionals between the age of 25 and 45. The acceptance and popularity of our products among our target end consumers are largely determined by our ability to satisfy their evolving needs for business and leisure travel, anticipate and reflect their rapidly changing fashion preferences in our products and price our products within an acceptable range. In this regard, we currently implement a policy to track the inventory levels of our distributors by requiring them to provide sales reports on a monthly basis, mainly to gather information regarding the market acceptance of our products so as to reflect consumer preferences in the design of our products for the next season. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors and their authorized retailers experiencing lower sales volumes, lower retail prices and lower profits, which in turn could materially adversely affect our results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.”

Seasonality

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our Fall and Winter Collections and experience lower sales for our spring and summer products due to seasonality of demand for business and leisure menswear and the differences in wholesale prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.”

Competition

The men’s retail apparel industry in China is highly competitive. We compete primarily with domestic men’s apparel brands on the bases of quality, design, the breadth of our authorized retail network, customer service and price. We have limited ability to set price levels of our products in our target markets and occasionally adjust the prices of our products from time to time to be comparable with the prevailing market prices of similar products offered by our competitors. We believe that our primary competitive advantages are consumer recognition of our brand name and our authorized retail network coverage in many second- and lower-tier cities in China. Our major competitors include, among others, Lilanz, Septwolves, Joe One, Seven Brand and K-Boxing. We believe the intense competition in China’s men’s apparel industry will continue in the future. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and to maintain and increase our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and increase expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.”

Our Relationships with, and the Performance of, our Contract Manufacturers

We engage contract manufacturers to manufacture all of our products, which are then sold by us to our distributors and authorized retailers. In 2014, 2015 and 2016, we had 36, 19 and 19 contract manufacturers, respectively. We believe that our outsourcing arrangements allow us to leverage the expertise and resources of contract manufacturers, and meet the increasing demand for our products during peak production seasons. However, we are also subject to risks as a result of such outsourcing arrangement. For example, if an contract manufacturer determines to end its business relationship with us or fails to provide the required number of products meeting our quality standards in a timely manner, we may be forced to default under our agreements with our distributors, which could have an adverse effect on the sales of our products to end consumers at the retail outlets. Our reputation and brand name may also be adversely affected by possible violations of laws and regulations by our contract manufacturers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.”

Revenues

From Discontinued Operations

Our revenue increased from RMB380.2 million in 2014 to RMB472.2 million in 2015 and decreased to RMB266.8 million ($38.4 million) in 2016.

Our revenues increased to RMB472.2 million in 2015 primarily due to an increase in sales volume, partially offset by a decrease in average unit selling price. The increase was attributed to a decrease in revenue reduction arising from inventory repurchased, as we bought back RMB391.5 million worth of inventory from distributors in 2015, of which provision for estimated sales return of RMB45.4 million and provision for constructive obligation of RMB249.0 million were provided in 2014, and the revenue reduction arising from repurchased inventory decreased by RMB155.3 million from RMB252.4 million in 2014 to RMB97.1 million in 2015. Provision for constructive obligation for the inventory to be repurchased is an offset against our revenues. The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB141.7 million from RMB249.0 million in 2014 to RMB107.3 million in 2015. In addition, the increase was attributed to an increase in sales of repurchased inventory by RMB42.8 million from RMB68.5 million in 2014 to RMB111.3 million in 2015, and the repurchased inventory was adjusted to its net realizable value. In 2015, the sales of RMB111.3 million repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million and inventory repurchased in 2015 that was sold for RMB65.5 million. The increase in revenue was partially offset by a decrease in revenue that excluded the impact of the inventory repurchased and provision for constructive obligation for the inventory to be repurchased. The revenue, net of sales rebates and provision for estimated sales return, decreased by RMB247.8 million from RMB813.1 million in 2014 to RMB565.3 million in 2015, the decrease was mainly attributed to a decrease in the number of our authorized retail outlets from 898 as of December 31, 2014 to 504 as of December 31, 2015 as well as the softening of China’s economic growth and a challenging retail environment.

Our revenue decreased by RMB205.4 million ($29.6 million) from RMB472.2 million in 2015 to RMB266.8 million ($38.4 million) in 2016 primarily due to a decrease in sales volume and average unit sales price. The decrease in sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 504 as of December 31, 2015 to 447 as of December 31, 2016, which resulted in a decrease in revenue by RMB274.2 million ($39.5 million) from RMB565.3 million in 2015 to RMB291.1 million ($41.9 million) in 2016. The decrease in revenues in 2016 was also attributable to softening of China’s economic growth and a challenging retail environment. In addition, the decrease in revenue was attributable to an increase in revenue reduction arising from inventory repurchased, as we bought back RMB294.2 million ($42.4 million) worth of inventory from certain distributors in 2016, of which provision for constructive obligation of RMB169.7 million ($24.4 million) was provided in 2015, and the revenue reduction arising from repurchased inventory increased by RMB27.4 million ($3.9 million) from RMB97.1 million in 2015 to RMB124.5 million ($17.9 million) in 2016. The decrease was also attributed to a decrease in sales of repurchased inventory by RMB11.1 million ($1.6 million) from RMB111.3 million in 2015 to RMB100.2 million ($14.4 million) in 2016. The decrease was partially offset by a decrease in provision for constructive obligation for inventory to be repurchased by RMB107.3 million ($15.5 million) from RMB107.3 million in 2015 to nil in 2016.

The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	$
	(amounts in thousands, except average unit selling price)
Revenues(1)	380,169	472,166	266,820	38,430
Cost of sales(1)	(431,540)	(741,172)	(365,066)	(52,580)
Gross loss (1)	(51,371)	(269,006)	(98,246)	(14,150)
Gross profit margin	(13.5)%	(57.0)%	(36.8)%	—
Number of units sold	4,790	6,278	4,021	—
Average unit selling price(2)	79.4	75.2	66.4	—

__________

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

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company’s previously issued financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015.

(2)

Average unit selling price is calculated by dividing the revenues for the year/period by the number of units sold. However, the price of any particular unit may vary significantly depending on the type of apparel and accessories.

From Continuing Operations

We had no revenue from continuing operations for the years ended December 31, 2014, 2015 and 2016.

Breakdown of Revenues from Discontinued Operations by Product Line

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

The table below sets forth a breakdown of our revenues by product line for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual(1)	350,488	92.2%	439,602	93.1%	243,706	35,101	91.3%
Business formal(1)	23,086	6.1%	26,459	5.6%	15,394	2,217	5.8%
Accessories(1)	6,595	1.7%	6,105	1.3%	7,720	1,112	2.9%
	380,169	100.0%	472,166	100.0%	266,820	38,430	100.0%

_______________

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

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company’s previously issued financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015.

We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 92.2%, 93.1% and 91.3% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Revenues from sales of our business formal apparel represented 6.1%, 5.6% and 5.8% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Our revenues from sales of accessories represented 1.7%, 1.3% and 2.9%, respectively, of our total revenues for the years ended December 31, 2014, 2015 and 2016.

Breakdown of Revenues from Discontinued Operations by Sales Channel

We sell our products to our distributors who then resell our products to authorized retailers and to our authorized retailers, and retail end consumers through retail outlets managed or authorized by such authorized retailers. For the inventory repurchased in 2014, 2015 and 2016, we sold the repurchased inventory outside of China through the Chinese local distribution channel. After acquisition of retail network from certain distributors in 2015 and 2016, we sell our products directly to certain authorized retailers. We also sell our products through our flagship outlet in Jinjiang City, Fujian Province.

The table below sets forth the breakdown of our revenues by sales channel for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Distributors	308,694	81.2%	229,949	48.7%	67,779	9,762	25.4%
Distributors (products sold outside of China) (1)	68,499	18.0%	194,722	41.2%	100,170	14,427	37.5%
Authorized retailers	—	—	43,828	9.3%	96,756	13,936	36.3%
Flagship outlet	2,976	0.8%	3,667	0.8%	2,115	305	0.8%
	380,169	100.0%	472,166	100.0%	266,820	38,430	100.0%

________________

(1)

In 2015, inventory of RMB194.7 million was sold outside of China through the Chinese local distribution channel at its net realizable value. The sales of RMB194.7 million represented RMB45.8 million inventory repurchased in 2014 that was sold in January 2015, RMB65.5 million inventory repurchased in 2015 and RMB83.4 million related to our inventory.

Revenues generated from sales to distributors accounted for 81.2%, 48.7% and 25.4%, respectively, of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

Operating Costs and Expenses

From Discontinued Operations

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues.

	For the Year Ended December 31,
	2014		2015				2016
	Amount	% of Revenues	Amount	% of Revenues		Amount	% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Cost of sales	431,540	113.5%	741,172	157.0%	365,066	52,580	136.8%
Selling and distribution expenses(1)	164,439	43.3%	269,448	57.1%	229,247	33,018	85.9%
Administrative expenses	26,399	6.9%	21,458	4.5%	16,655	2,399	6.2%
Total operating costs and expenses	622,378	163.7%	1,032,078	218.6%	610,968	87,997	229.0%

____________

(1)	We do not incur significant purchasing, receiving or warehousing costs for our inventory.

From Continued Operations

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Revenues	Amount	% of Revenues		Amount	% of Revenues
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Cost of sales	—	—	—	—	—	—	—
Selling and distribution expenses	1,719	—	—	—	—	—	—
Administrative expenses	3,779	—	3,762	—	3,963	571	—
Total operating costs and expenses	5,498	—	3,762	—	3,963	571	—

Cost of Sales

From Discontinued Operations

Cost of sales includes purchases from our contract manufacturers, design and development expenses, sales taxes, cost of sales of repurchased inventory, inventory to be repurchased under constructive obligation and provision for estimated sales return.

Our cost of sales increased from RMB431.5 million in 2014 to RMB741.2 million in 2015. The increase was attributed to a decrease in cost of sales reduction arising from inventory repurchased by RMB180.3 million from the net realizable value of RMB114.3 million in 2014 to an additional write down of RMB66.0 million in 2015. We bought back RMB391.5 million worth of inventory from distributors in 2015 which was written down by RMB315.8 million to its net realizable value of RMB75.7 million. Additionally, the net realizable value was reduced by provision for estimated sales return of RMB28.9 million in 2014 and provision for constructive obligation for inventory to be repurchased of RMB112.8 million in 2014 which resulted in additional write down of RMB66.0 million. The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB89.8 million from RMB112.8 million in 2014 to RMB23.0 million in 2015. In addition, the increase was attributed to an increase in the sales of repurchased inventory (which was adjusted to its net realizable value) by RMB42.8 million from RMB68.5 million in 2014 to RMB111.3 million in 2015. The sales of RMB111.3 million repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million and inventory repurchased in 2015 that was sold for RMB65.5 million. The remaining repurchased inventory in 2015 was carried at its net realizable of value of RMB10.3 million.

Our cost of sales decreased by RMB376.1 million ($54.2 million) from RMB741.2 million in 2015 to RMB365.1 million (US$52.6 million) in 2016. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by RMB290.3 million ($41.8 million). The decrease in purchases was mainly attributable to a decrease in the number of our authorized retail outlets from 504 as of December 31, 2015 to 447 as of December 31, 2016 as well as softening of China’s economic growth and a challenging retail environment, which resulted in a decrease in cost of sales by RMB290.3 million ($41.8 million) or 52.4% from RMB554.5 million in 2015 to RMB264.2 million ($38.1 million) in 2016. The decrease was also attributed to an increase in cost of sales reduction arising from inventory repurchased by RMB106.7 million ($15.4 million) from an additional write down of RMB66.0 million in 2015 to the net realizable value of RMB40.7 million ($5.9 million). The decrease was partially offset by a decrease in provision for constructive obligation for inventory to be purchased by RMB23.0 million ($3.3 million) from RMB23.0 million in 2015 to nil in 2016.

In 2014, 2015 and 2016, we sold approximately 4,790,000, 6,278,000 and 4,021,000 units of garments, respectively.

The following table sets forth a breakdown of our cost of sales for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Cost of Sales	Amount	% of Cost of Sales		Amount	% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Purchases	392,975	91.1%	708,841	95.6%	335,728	48,355	92.0%
Design and development expenses	35,822	8.3%	32,330	4.4%	29,338	4,225	8.0%
Tax	2,743	0.6%	1	—	—	—	—
	431,540	100.0%	741,172	100.0%	365,066	52,580	100.0%

The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	Amount	% of Cost of Sales	Amount	% of Cost of Sales		Amount	% of Cost of Sales
	RMB		RMB		RMB	$
	(amounts in thousands, except for percentages)
Business casual	394,871	91.5%	692,127	93.4%	335,291	48,292	91.9%
Business formal	26,024	6.0%	41,874	5.6%	22,062	3,177	6.0%
Accessories	7,902	1.8%	7,170	1.0%	7,713	1,111	2.1%
Taxes	2,743	0.7%	1	—	—	—	—
Total	431,540	100.0%	741,172	100.0%	365,066	52,580	100.0%

From Continuing Operations

We had no cost of sales from continuing operations for the years ended December 31, 2014, 2015 and 2016.

Selling and Distribution Expenses

From Discontinued Operations

Selling and distribution expenses primarily include advertising and promotion expenses, expenses relating to shop rack, signage and various outlet-related accessories for authorized retail outlets, freight expenses, sales fair expenses, marketing planning expenses, training expenses, traveling expenses, flagship outlet renovation amortization and rental expenses, and packaging expenses. Our selling and distribution expenses from discontinuing operations were RMB164.4 million, RMB269.4 million and RMB229.2 million ($33.0 million) in 2014, 2015 and 2016, respectively.

In 2016, we acquired a retail network from nine distributors in Gansu and Ningxia Provinces; Eastern Shandong Province, Western Shandong Province, Guangxi Province, Shanxi Province, Jilin Province, Sichuan Province, Inner Mongolia and Hebei Provinces, Beijing and Tianjin Cities, and Chongqing City for RMB151.0 million ($21.7 million). We recorded an intangible asset for RMB25.6 million ($3.7 million) which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the asset’s expected future economic benefits embodied in the asset will flow to us, the total price paid to acquire the retail network, RMB125.4 million ($18.1 million) was expensed. The retail network consists of 149 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us. Instead, they were direct customers of and had direct contractual relationships with these nine distributors. After this acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship of our products in these areas. The authorized retailers became direct customers of, and now have direct contractual relationship with, our company.

In 2015, we acquired a retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million. We recorded an intangible asset for RMB14.5 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to us, the total price paid to acquire the retail network, RMB149.9 million was expensed. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us. Instead, they were direct customers and had direct contractual relationship with these five distributors. After this acquisition, these distributors ceased their contractual relationship with these authorized retailers and ceased their distributorship of our products in these five provinces. The authorized retailers became direct customers of, and now have direct contractual relationship with, our company.

In 2014, 2015 and 2016, we recorded advertising expenses of RMB55.1 million, RMB47.6 million and RMB30.1 million ($4.3 million), respectively, in connection with billboard advertisements across 20 provinces in China. For the years ended December 31, 2014, 2015 and 2016, our advertising and promotion expenses represented 14.5%, 10.1% and 11.3%, respectively, of our revenues.

In 2014, we paid for shop rack, signage and various outlet-related accessories for 180 new retail outlets and refurbished 169 existing retail outlets, including expanding floor space for 44 existing retail outlets. In 2015, we paid for shop rack, signage and various outlet-related accessories for 127 new retail outlets and refurbished 107 existing retail outlets, including expanding floor space for 25 existing retail outlets. In 2016, we paid for shop rack, signage and various outlet-related accessories for 127 new retail outlets and refurbished 93 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help to attract new end consumers and improve the presentation of our products to end consumers, all in an effort to enhance retail outlet sales in the future. For the years ended December 31, 2014, 2015 and 2016, these expenses were RMB81.4 million, RMB52.1 million and RMB51.9 million ($7.5 million) respectively and represented 21.4%, 11.0% and 19.5%, respectively, of our revenues.

We recorded training expenses of RMB3.3 million, RMB2.8 million and RMB3.0 million ($0.4 million) in 2014, 2015 and 2016 respectively in connection with professional fees paid to external professional trainers for training provided to our distributors, authorized retailers, store managers and retail sales staff across China in order to improve sales performance of each authorized retail outlet. These training courses covered areas such as management of store, inventory and sales staff, management of store performance goals, resource allocation, training of store manager and sales staff to improve their services to end consumers, which include color matching skills, apparel display, etiquette and so forth.

We recorded consultancy expenses of RMB5.7 million, RMB4.3 million and RMB3.5 million ($0.5 million) in 2014, 2015 and 2016 respectively in connection with consultancy fees paid to professional consultants for devising promotional plans and activities for authorized retail outlets; and for concept, design, printing and distributing magazines showcasing our Spring / Summer and Fall / Winter Collections, authorized retailer recruitment booklets and retail channel training booklets.

We recorded packaging expenses for delivering goods to our distributors and printing expenses for Xiniya brand shopper bags of RMB10.6 million, RMB6.0 million and RMB5.8 million ($0.8 million) in 2014, 2015 and 2016 respectively.

In 2014, we owned and operated one flagship outlet in Quanzhou City and our distributors owned and operated three other flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province and Urumqi City in Xinjiang Autonomous Region as a distributor in Liaoning Province closed one flagship outlet. In 2015, our distributors owned and are operating flagship outlets in Bi Jie City in Guizhou Province, Harbin City in Heilongjiang Province and Urumqi City in Xinjiang Province. After we acquired retail network from our five distributors, a flagship outlet which previously owned by a distributor, was converted to a flagship outlet owned and operated by an authorized retailer. In 2016, our distributor owned and is operating a flagship outlet in Urumqi City in Xinjiang Province. We recorded RMB2.7 million, RMB1.8 million and RMB1.1 million ($0.2 million) in flagship outlet renovation and rental expenses in 2014, 2015 and 2016 respectively.

We do not incur significant purchasing, receiving or warehousing costs for our inventory. We account for freight expenses as selling and distribution expenses. We recorded RMB3.6 million, RMB3.0 million and RMB3.0 million ($0.4 million) in freight expenses in 2014, 2015 and 2016, respectively. For the years ended December 31, 2014, 2015 and 2016, freight expenses represented 0.9%, 0.6% and 1.1%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.

From Continuing Operations

Our selling and distribution expenses from continuing operations were RMB1.7 million, nil and nil in 2014, 2015 and 2016, respectively.

Administrative Expenses

From Discontinued Operations

Our administrative expenses were RMB26.4 million, RMB21.5 million and RMB16.7 million ($2.4 million) in 2014, 2015 and 2016, respectively, and consisted primarily of salary, social insurance, office rental, transportation, telecommunication, share-based compensation and other expenses, as well as professional fees and public company listing fees.

Salary and social insurance payments to our staff decreased from approximately RMB15.2 million in 2014 to RMB11.0 million in 2015 and further to RMB10.0 million ($1.4 million) primarily due to the reduction in headcount. For the years ended December 31, 2014, 2015 and 2016, salary and social insurance expenses represented 4.0%, 2.3% and 3.7%, respectively, of our revenues.

We incurred professional and listing related fees of RMB1.0 million, RMB0.4 million and RMB0.9 million ($0.1 million) in 2014, 2015 and 2016, respectively.

We incurred office rental, electricity, office, transportation, telecommunication and other expenses of RMB6.9 million, RMB5.5 million and RMB4.4 million ($0.6 million) in 2014, 2015 and 2016, respectively.

From Continuing Operations

Our administrative expenses from continuing operations were RMB3.8 million, RMB3.8 million and RMB4.0 million ($0.6 million) in 2014, 2015 and 2016, respectively.

We incurred professional and listing related fees of RMB2.7 million, RMB2.7 million and RMB2.8 million ($0.4 million) in 2014, 2015 and 2016, respectively.

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

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax and sales rebates. Although none of the distributor agreements contained or contain any right of return provisions or other similar rights, we implemented an initiative in 2014 and 2015 to repurchase certain excessive inventory from certain distributors to further strengthen the relationships with authorized retailers and distributors. Provisions for estimated sales return are netted against revenue in 2014 and 2015. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these distributors at the end of the year. We accept product returns from distributors for quality reasons and only if the distributors follow our procedures in processing the returned products. We estimate and provide for returns based on historical data. No element of financing is deemed present as credit provided to distributors and authorized retailers is consistent with market practice. Credit provided was credit periods of 30 to 240 days from 2013 to June 2014 and credit period of 120 days to 240 days from July 2014 to June 2015. Beginning in July 2015, we implemented additional credit policies and credit limits with our distributors and retailers. Generally, credit limits are established for approved distributors and retailers based upon a proportion of historical customer orders (generally, 50% of prior orders). Any receivable balance in excess of the credit limit is generally due within 30 days. Receivable amounts within credit limits are generally due within 180 to 270 days. Established credit limits are subject to terms and conditions, non-compliance with such terms resulting in amounts due generally within 90 days.

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

Provision for Liability

The provision for liability represents a provision for constructive obligation to repurchase certain inventory from certain distributors in subsequent years. Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, we made a determination in 2014, 2015 and 2016 that reacquiring excess inventory from certain distributors would further strengthen the relationship with our distributors. Subject to market conditions, the inventory repurchase initiative implemented in 2014 gave rise to a similar expectation from customers that we may implement a similar inventory repurchase initiative in subsequent years which in management’s judgment gave rise to a constructive obligation under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets). We reassess the provision for constructive liability at each statement of financial position date based on current market conditions and adjust provision, if necessary.

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

Share-based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the year ended December 31, 2016.

In connection with our initial public offering in November 2010, Mr. Qiming Xu, our Founder, Chairman and Chief Executive Officer, granted ordinary shares held by him to certain employees in recognition of their contributions to our growth in the past and in order to give them an equity-based incentive to encourage their continued employment with us.

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

Results of Operations from Discontinued Operations

The following tables present our summary statements of operations for each of the years ended December 31, 2014, 2015 and 2016. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	$
Revenues
Business casual (1)	350,488	439,602	243,706	35,101
Business formal (1)	23,086	26,459	15,394	2,217
Accessories (1)	6,595	6,105	7,720	1,112
Total revenues (1)	380,169	472,166	266,820	38,430
Operating Costs and Expenses
Cost of sales (1)	(431,540)	(741,172)	(365,066)	(52,580)
Selling and distribution expenses	(164,439)	(269,448)	(229,247)	(33,018)
Administrative expenses	(26,399)	(21,458)	(16,655)	(2,399)
Total operating costs and expenses	(622,378)	(1,032,078)	(610,968)	(87,997)
Operating Loss	(242,209)	(559,912)	(344,148)	(49,567)
Interest and other income	21,185	16,319	2,296	331
Loss Before Tax	(221,024)	(543,593)	(341,852)	(49,236)
Income tax benefit/(expense)	54,760	(54,760)	—	—
Net Loss	(166,264)	(598,353)	(341,852)	(49,236)
Other comprehensive loss
Exchange difference on translation of financial statements of entities outside the mainland of the People’s Republic of China	(681)	(994)	(1,489)	(214)
Total comprehensive loss for the year	(166,945)	(599,347)	(343,341)	(49,450)
Net loss margin (%)	(43.7)%	(126.7)%	(128.1)%	(128.1)%

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

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues

Our revenue decreased by RMB205.4 million ($29.6 million) or 43.5% from RMB472.2 million in 2015 to RMB266.8 million ($38.4 million) in 2016 primarily due to a decrease in sales volume and average unit sales price. Sales volume decreased from 6,278,000 units in 2015 to 4,021,000 units in 2016, which resulted in a RMB160.0 million ($23.0 million) decrease in revenue. Average unit sales price decreased from RMB75.2 in 2015 to RMB66.4 ($9.6) in 2016, which resulted in a RMB45.4 million ($6.5 million) decrease in revenue. The decrease in sales volume was mainly attributable to a decrease in the number of our authorized retail outlets from 504 as of December 31, 2015 to 447 as of December 31, 2016, which resulted in a decrease in revenue by RMB274.2 million ($39.5 million) from RMB565.3 million in 2015 to RMB291.1 million ($41.9 million) in 2016. The decrease in revenues in 2016 was also attributable to softening of China’s economic growth and a challenging retail environment. In addition, the decrease in revenue was attributed to an increase in revenue reduction arising from inventory repurchased, as we bought back RMB294.2 million ($42.4 million) worth of inventory from certain distributors in 2016, of which provision for constructive obligation of RMB169.7 million ($24.4 million) was provided in 2015, and the revenue reduction arising from repurchased inventory increased by RMB27.4 million ($3.9 million) from RMB97.1 million in 2015 to RMB124.5 million ($17.9 million) in 2016. The decrease was also attributed to a decrease in sales of repurchased inventory by RMB11.1 million ($1.6 million) from RMB111.3 million in 2015 to RMB100.2 million ($14.4 million) in 2016. The decrease was partially offset by a decrease in provision for constructive obligation for inventory to be repurchased by RMB107.3 million ($15.5 million) from RMB107.3 million in 2015 to nil in 2016.

Revenue generated from the sales of our business casual apparel products decreased by RMB195.9 million ($28.2 million) or 44.6% from RMB439.6 million in 2015 to RMB243.7 million ($35.1 million) in 2016. This decrease was attributed to a decrease in sales volume from 5,710,000 units in 2015 to 3,568,000 units in 2016, which resulted in a RMB153.7 million ($22.1 million) decrease in revenue. Also, the decrease was attributed to a decrease in average unit sales price from RMB77.0 in 2015 to RMB68.3 ($9.8) in 2016, which resulted in a RMB42.2 million ($6.1 million) decrease in revenue.

Revenue generated from the sales of our business formal apparel products decreased by RMB11.1 million ($1.6 million) or 41.9% from RMB26.5 million in 2015 to RMB15.4 million ($2.2 million) in 2016. This decrease was attributed to a decrease in sales volume from 401,000 units in 2015 to 252,000 units in 2016, which resulted in RMB7.5 million ($1.1 million) decrease in revenue. Also, the decrease was attributed to a decrease in average unit sales price from RMB66.0 in 2015 to RMB61.1 ($8.8), which resulted in a RMB3.6 million ($0.5 million) decrease in revenue.

Revenue generated from sales of our accessory products increased by RMB1.6 million ($0.2 million) or 26.2% from RMB6.1 million in 2015 to RMB7.7 million ($1.1 million) in 2016. The increase was attributed to an increase in sales volume from 167,000 units in 2015 to 201,000 units in 2016, which resulted in a RMB1.2 million ($0.2 million) increase in revenue. Also, the increase was attributed to an increase in average unit sales price from RMB36.6 in 2015 to RMB38.4 ($5.5) in 2016, which resulted in a RMB0.4 million ($0.1 million) increase in revenue.

Cost of Sales

Our cost of sales decreased by RMB376.1 million ($54.2 million) or 87.2% from RMB741.2 million in 2015 to RMB365.1 million (US$52.6 million) in 2016. The decrease was consistent with the decrease in our revenue, which resulted in a decrease in purchases by RMB290.3 million ($41.8 million). The decrease in purchases was mainly attributable to a decrease in the number of our authorized retail outlets from 504 as of December 31, 2015 to 447 as of December 31, 2016 as well as softening of China’s economic growth and a challenging retail environment, which resulted in a decrease in cost of sales by RMB290.3 million ($41.8 million) or 52.4% from RMB554.5 million in 2015 to RMB264.2 million ($38.1 million) in 2016. The decrease was also attributed to an increase in cost of sales reduction arising from inventory repurchased by RMB106.7 million ($15.4 million) from an additional write down of RMB66.0 million in 2015 to the net realizable value of RMB40.7 million ($5.9 million). The decrease was partially offset by a decrease in provision for constructive obligation for inventory to be purchased by RMB23.0 million ($3.3 million) from RMB23.0 million in 2015 to nil in 2016.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by RMB40.2 million ($5.8 million) or 14.9% from RMB269.4 million in 2015 to RMB229.2 million ($33.0 million) in 2016, primarily due to the decrease in advertising and promotion expenses, and retail network acquisition cost.

In 2016, we acquired a retail network from nine distributors in Gansu and Ningxia Provinces; Eastern Shandong Province; Western Shandong Province; Guangxi Province; Shanxi Province; Jilin Province; Sichuan Province; Inner Mongolia and Hebei Provinces, Beijing and Tianjin Cities; and Chongqing City for RMB151.0 million ($21.7 million). We recorded an intangible asset for RMB25.6 million ($3.7 million) which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the asset’s expected future economic benefits will flow to us, the total price paid to acquire the retail network, RMB125.4 million ($18.1 million) was expensed in 2016, a decrease of RMB24.5 million ($3.5 million) or 16.3% from RMB149.9 million in 2015. The retail network consists of 149 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us. Instead, they were direct customers of and had direct contractual relationships with these nine distributors. After this acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship of our products in these areas. The authorized retailers became direct customers of, and now have direct contractual relationship with, our company.

Our advertising and promotion expenses decreased by RMB17.5 million ($2.5 million) or 36.8% from RMB47.6 million in 2015 to RMB30.1 million ($4.3 million) in 2016, primarily due to reduction in billboard advertisements in 2016. These billboards are intended to enhance brand awareness of our products and are specifically targeted at travelers and prospective authorized retailers.

The percentage of selling and distribution expenses compared to our total revenues increased from 57.1% in 2015 to 85.9% in 2016.

Administrative Expenses

Our administrative expenses decreased by RMB4.8 million ($0.7 million) or 22.3% from RMB21.5 million in 2015 to RMB16.7 million ($2.4 million) in 2016. The percentage of administrative expenses compared to our total revenue increased from 4.6% in 2015 to 7.4% in 2016. Salaries and related costs decreased by RMB1.0 million ($0.1 million) or 9.1% from RMB11.0 million in 2015 to RMB10.0 million ($1.4 million) in 2016, primarily due to decrease in headcount. Office rental, electricity, office, transportation, telecommunication and other expenses decreased by RMB1.1 million ($0.2 million) or 20.0% from RMB5.5 million in 2015 to RMB4.4 million ($0.6 million) in 2016, primarily due to cost cutting initiatives.

Interest and Other Income

Interest and other income decreased by RMB14.0 million ($2.0 million) or 85.9%, from RMB16.3 million in 2015 to RMB2.3 million ($0.3 million) in 2016, mainly due to lower time deposits placed with banks in 2016 as compared to 2015.

Income Tax Benefits/(Expenses)

As a result of the foregoing factors, our loss before taxation decreased from RMB543.6 million in 2015 to RMB341.9 million ($49.2 million) in 2016. Accordingly, our income tax expenses decreased by RMB54.8 million ($7.9 million) or 100.0% from RMB54.8 million in 2015 to nil in 2016.

Loss for the Year and Net Margin

As a result of the foregoing factors, our net loss decreased by RMB256.5 million ($36.9 million) or 42.9% from RMB598.4 million in 2015 to RMB341.9 million ($49.2 million) in 2016. Our net margin increased from a negative of 126.7% in 2015 to a negative 128.1% in 2016.

Other Comprehensive Loss

Other comprehensive loss increased by RMB0.5 million ($0.1 million) or 50.0% from an exchange loss of RMB1.0 million in 2015 to an exchange loss of RMB1.5 million ($0.2 million) in 2016, mainly due to appreciation of the United States dollar against the Renminbi, which caused the exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues

Our revenues increased by RMB92.0 million or 24.2% from RMB380.2 million in 2014 to RMB472.2 million in 2015. The increase was attributed to an increase in sales volume from 4,790,000 units in 2014 to 6,278,000 units in 2015, which resulted in a RMB121.4 million increase in revenue. Excluding the sales volume of repurchased inventory that was sold outside of China, our sales volume in 2015 was 3,067,000 units. The increase was partially offset by a decrease in average unit sales price from RMB79.4 in 2014 to RMB75.2 in 2015, which resulted in a RMB29.4 million decrease in revenue. The increase was attributed to a decrease in revenue reduction arising from inventory repurchase, under which we bought back RMB391.5 million worth of inventory from distributors in 2015, of which provision for estimated sales return of RMB45.4 million and provision for constructive obligation of RMB249.0 million were provided in 2014. The inventory repurchase as reduction in revenue decreased by RMB155.3 million from RMB252.4 million in 2014 to RMB97.1 million. Provision for constructive obligation for the inventory to be repurchased is an offset against our revenues. The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB141.7 million from RMB249.0 million in 2014 to RMB107.3 million in 2015. In addition, the increase was attributed to an increase in sales of repurchased inventory by RMB42.8 million from RMB68.5 million in 2014 to RMB111.3 million, the repurchased inventory was adjusted to its net realizable value. In 2015, the sales of RMB111.3 million repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million and inventory repurchased in 2015 that was sold for RMB65.5 million. The increase in revenue was partially offset by a decrease in revenue that excluded the impact of the inventory repurchase and provision for constructive obligation for the inventory to be repurchased. The revenue, net of sales rebates and provision for estimated sales return, decreased by RMB247.8 million from RMB813.1 million in 2014 to RMB565.3 million in 2015, the decrease was mainly attributed to a decrease in the number of our authorized retail outlets from 898 as of December 31, 2014 to 504 as of December 31, 2015 as well as the softening of China’s economic growth and a challenging retail environment.

Revenues generated from the sales of our business casual apparel products increased by RMB89.1 million or 25.4% from RMB350.5 million in 2014 to RMB439.6 million in 2015. This increase was attributed to an increase in sales volume from 4,279,000 units in 2014 to 5,710,000 units in 2015, which resulted in a RMB117.2 million increase in revenue. The increase was partially offset by a decrease in average unit sales price from RMB81.9 in 2014 to RMB77.0 in 2015, which resulted in a RMB28.1 million decrease in revenue.

Revenues generated from the sales of our business formal apparel products increased by RMB3.4 million or 14.7% from RMB23.1 million in 2014 to RMB26.5 million in 2015. The increase was attributed to an increase in sales volume from 335,000 units in 2014 to 401,000 units in 2015, which resulted in RMB4.5 million increase in revenue. The increase was partially offset by a decrease in average unit sales price from RMB68.9 in 2014 to RMB66.0 in 2015, which resulted in a RMB1.1 million decrease in revenue.

Revenues generated from the sales of our accessory products decreased by RMB0.5 million or 7.6% from RMB6.6 million in 2014 to RMB6.1 million in 2015. The decrease was due to a decrease in average unit sales price from RMB37.5 in 2014 to RMB36.6 in 2015, which resulted in a RMB0.2 million decrease in revenue, and a decrease in sales volume from 176,000 units in 2014 to 167,000 units in 2015, which resulted in a RMB0.3 million decrease in revenue.

Cost of Sales

Our cost of sales increased by RMB309.7 million or 71.8% from RMB431.5 million in 2014 to RMB741.2 million in 2015. The increase was attributed to a decrease in cost of sales reduction arising from inventory repurchase by RMB180.3 million from the net realizable value of RMB114.3 million in 2014 to an additional write down of RMB66.0 million in 2015. We bought back RMB391.5 million worth of inventory from distributors in 2015 which was written down by RMB315.8 million to its net realizable value of RMB75.7 million, the net realizable value was reduced by provision for estimated sales return of RMB28.9 million in 2014 and provision for constructive obligation for inventory to be repurchased of RMB112.8 million in 2014 which resulted in additional write down of RMB66.0 million. The increase was also attributed to a decrease in provision for constructive obligation for inventory to be repurchased by RMB89.8 million from RMB112.8 million in 2014 to RMB23.0 million in 2015. In addition, the increase was attributed to an increase in the sales of repurchased inventory (which was adjusted to its net realizable value) by RMB42.8 million from RMB68.5 million in 2014 to RMB111.3 million in 2015. The sales of RMB111.3 million repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million and inventory repurchased in 2015 that was sold for RMB65.5 million. The remaining repurchased inventory in 2015 was carried at its net realizable of value of RMB10.3 million.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB105.0 million or 63.9% from RMB164.4 million in 2014 to RMB269.4 million in 2015, primarily due to the fact that the retail network acquisition cost was expensed off. The increase was partially offset by decreases in advertising and promotion expenses, shop rack expenses, packaging expenses and consultancy expenses.

In 2015, we acquired a retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.5 million. We recorded an intangible asset for RMB14.5 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to us, the total price paid to acquire the retail network, RMB149.9 million was expensed. The retail network consists of 140 authorized retail outlets. Before this acquisition, these authorized retailers did not have direct contractual relationship with us. Instead, they were direct customers and had direct contractual relationship with these five distributors. After this acquisition, these distributors ceased their contractual relationship with these authorized retailers and ceased their distributorship of our products in these five provinces. The authorized retailers became direct customers of, and now have direct contractual relationship with, our company.

Our advertising and promotion expenses decreased by RMB7.5 million or 13.6% from RMB55.1 million in 2014 to RMB47.6 million in 2015, primarily due to reduction in billboard advertisements across 20 provinces in 2015. These billboards are intended to enhance brand awareness of our products and are specifically targeted at travelers and prospective authorized retailers.

Our shop rack expenses decreased by RMB29.3 million or 36.0% from RMB81.4 million in 2014 to RMB52.1 million in 2015. As part of our overall strategy to unify the image of authorized retail outlets, we have been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished. In 2015, we paid for shop rack, signage and various outlet-related accessories for 127 new retail outlets and refurbished 107 existing retail outlets, including expanding floor space for 25 existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help attract new end consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future.

Our packaging expenses decreased by RMB4.6 million or 43.4% from RMB10.6 million in 2014 to RMB6.0 million in 2015, primarily due to decrease in sales.

Our consultancy expenses decreased by RMB1.4 million or 24.6% from RMB5.7 million in 2014 to RMB4.3 million in 2015, primarily due to cost cutting initiatives.

The percentage of selling and distribution expenses compared to our total revenues increased from 43.2% in 2014 to 57.1% in 2015.

Administrative Expenses

Our administrative expenses decreased by RMB4.9 million or 18.6% from RMB26.4 million in 2014 to RMB21.5 million in 2015 and the percentage of administrative expenses compared to our total revenues decreased from 6.9% in 2014 to 4.6% in 2015. Salaries and related costs decreased by RMB4.2 million or 27.6% from RMB15.2 million in 2014 to RMB11.0 million in 2015, primarily due to the decrease in headcount. Office rental, electricity, office, transportation, telecommunication and other expenses decreased by RMB1.4 million or 20.3% from RMB6.9 million in 2014 to RMB5.5 million in 2015, primarily due to cost cutting initiatives.

Interest and Other Income

Interest and other income decreased by RMB4.9 million or 23.1%, from RMB21.2 million in 2014 to RMB16.3 million in 2015, mainly due to lower time deposits placed with banks in 2015 as compared to 2014.

Income Tax Benefit/(Expense)

As a result of the foregoing factors, our loss before taxation increased from RMB221.0 million in 2014 to RMB543.6 million in 2015. Accordingly, our income tax benefit decreased by RMB109.6 million or 200.0% from income tax benefit of RMB54.8 million in 2014 to income tax expense of RMB54.8 million, primarily due to the provision for deferred tax allowance.

Loss for the Year and Net Margin

As a result of the foregoing factors, our net loss increased by RMB432.1 million or 259.8% from RMB166.3 million in 2014 to RMB598.4 million in 2015. Our net margin increased from a negative of 43.7% in 2014 to a negative 126.7% in 2015.

Other Comprehensive Income/(Loss)

Other comprehensive loss increased by RMB0.3 million or 42.9% from an exchange loss of RMB0.7 million in 2014 to an exchange loss of RMB1.0 million in 2015, mainly due to appreciation of the United States dollar against the Renminbi, which caused the exchange differences on translation of financial statements of entities outside the mainland of the PRC, namely our company and Xiniya Hong Kong.

B. Liquidity and Capital Resources

Liquidity

Our independent registered public accounting firm has added an explanatory paragraph to their auditors’ report on our December 31, 2015 and 2016 consolidated financial statements which states certain factors that raise substantial doubt about the Company’s ability to continue as a going concern.

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

We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2016, a total of RMB641.8 million ($92.4 million), including RMB519.2 million ($74.8 million) of registered capital and RMB122.6 million ($17.7 million) of statutory reserves, was not available for distribution to us in the form of dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	$
	(amounts in thousands)
Net cash generated by/(used in) operating activities	112,968	(723,066)	(34,348)	(4,947)
Net cash generated by/(used in) investing activities	65,723	(58,625)	(134,116)	(19,317)
Net cash used in financing activities	—	—	—	—
Cash and cash equivalents at beginning of year	806,467	985,097	203,371	29,292
Cash and cash equivalents at end of year	985,097	203,371	35,168	5,065

As of December 31, 2016, our cash and cash equivalents amounted to RMB35.2 million ($5.1 million). Our cash and cash equivalents consist of cash on hand, cash deposited in banks and time deposit with banks with original maturities of three months or less. We believe that our current levels of cash and cash equivalents, time deposits held at banks and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Cash Flow Generated By/(Used in) Operating Activities

Our net cash generated by/(used in) operating activities primarily consists of loss before taxation, as adjusted by depreciation of property, plant and equipment, amortization for intangible assets, retail network acquisition expense, interest income, foreign exchange differences and changes in assets and liabilities, which include trade receivables, prepayments to suppliers, inventories, other receivables and prepayments, trade payables, deposits received from distributors, other payables and accruals.

Our net cash used in operating activities for the year ended December 31, 2016 was RMB34.3 million ($4.9 million), which mainly consisted of (i) loss before taxation of RMB345.3 million ($49.7 million) (ii) increase in inventories of RMB48.5 million ($7.0 million) due to the receipt of 2017 Spring / Summer Collection in the fourth quarter of 2016 which will be delivered to customers in 2017; (iii) decrease in other payables and accruals of RMB43.1 million ($6.2 million) due mainly to increase in provision for estimated sales return; and (iv) increase in other receivables and prepayments of RMB35.9 million ($5.2 million) due mainly to increase in value added tax credit which resulted from inventory repurchased from certain distributors, as mainly offset by (i) retail network acquisition expenses of RMB125.4 million ($18.1 million); (ii) increase in trade receivables of RMB287.9 million ($41.5 million) due to collections; and (iii) decrease in prepayments to suppliers of RMB20.8 million ($3.0 million) due to lower orders placed with suppliers.

Our net cash used in operating activities for the year ended December 31, 2015 was RMB723.1 million, which mainly consisted of (i) increase in trade receivables of RMB291.1 million primarily due to change in credit policy; (ii) decrease in provision for liability of RMB136.2 million due to utilization of such provision arising from inventory repurchase; and (iii) loss before taxation of RMB545.6 million, as mainly offset by decrease in inventory of RMB83.4 million primarily due to sales and the expensing off of the retail network acquisition cost of RMB149.9 million.

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

Cash Flow Provided by/(Used in) Investing Activities

Our net cash used in investing activities for the year ended December 31, 2016 was primarily related to the purchase of a retail network of RMB151.0 million ($21.7 million) from nine distributors, in part offset by received of interest from time deposit of RMB16.8 million ($2.4 million).

Our net cash used in investing activities for the year ended December 31, 2015 was primarily related to the purchase of a retail network of RMB164.5 million from five distributors, in part offset by withdrawal of time deposit of RMB70.0 million to fund the purchase of a retail network and received of interest from time deposit of RMB28.4 million.

Our net cash generated by investing activities for the year ended December 31, 2014 was primarily related to decrease in time deposits of RMB60.0 million held at banks with maturity over three months and interest received from bank of RMB5.5 million.

Cash Flow Used in Financing Activities

We did not have financing activities for the year ended December 31, 2014, 2015 and 2016.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, machinery, leasehold improvements, furniture, fixtures and office equipment, were RMB0.1 million, RMB3.4 million and nil in 2014, 2015 and 2016, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other options to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development. See “Item 4. Information on the Company—B. Business Overview—Design and Merchandising” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property Rights.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2016. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(RMB in thousands)
Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,328	1,064	264	—	—
Purchase Obligations	112,708	112,708	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Operating lease obligations are mainly related to the lease agreement we entered into with Jinjiang Xiniya for our warehousing facility and a flagship outlet in Jinjiang City, Fujian Province and the lease agreements for our fashion design and sales and marketing facilities in Xiamen City, Fujian Province. As of December 31, 2016, we had purchase obligations of RMB112.7 million ($16.2 million) for purchase orders placed with our contract manufacturers.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Qiming Xu	49	Chairman and Chief Executive Officer
Kangkai Zeng	42	Director and Chief Operating Officer
Alvin Ang	46	Independent Director
Jianxin Chen	67	Independent Director
Chee Jiong Ng	47	Chief Financial Officer
Tiande Liao	37	Chief Designer

Mr. Qiming Xu, age 49, is the founder, Chairman of our board of directors and Chief Executive Officer of our company. Mr. Xu has more than 29 years of experience in China’s men’s apparel industry. He began to manage his family’s garment business in 1987 and has engaged in the wholesale men’s apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.

Mr. Kangkai Zeng, age 42, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men’s apparel industry for more than 20 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the Company’s business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.

Mr. Alvin Ang, age 46, has been an independent non-executive director of our company since December 2011. Mr. Ang has served as the group chief financial officer of Cathay Pigments Holdings Limited, a company that has multinational subsidiaries that specialize in iron oxide pigments in the color chemical industry, since August 2007. Mr. Ang has more than 19 years of experience in the accounting profession. Prior to joining Cathay Pigments Holdings Limited, Mr. Ang was an associate director at Stone Forest Consulting, the advisory arm of Singapore public accounting entity RSM Chio Lim LLP, which Mr. Ang joined in January 2006 to help establish its Sarbanes-Oxley compliance division. From December 1996 to January 2006, Mr. Ang worked at PricewaterhouseCoopers Singapore. After the implementation of the Sarbanes-Oxley Act of 2002, he led teams from PricewaterhouseCoopers on Sarbanes-Oxley attestation assignments for significant subsidiaries of U.S.-listed companies. Mr. Ang received his accountancy qualification from the Chartered Association of Certified Accountants in Singapore in 1996.

Mr. Jianxin Chen, age 67, has been an independent non-executive director of our company since June 2014. Mr. Chen is the Executive President of the Fujian Textile Article Association, the Executive Chairman of Fujian Garment & Garment Article Association and the Executive Chairman of Fujian Leather and Synthetic Leather Industry Association. Mr. Chen graduated with a chemistry and chemical engineering degree from Fuzhou University in China.

Mr. Chee Jiong Ng, age 47, joined our company as our chief financial officer in June 2010. Mr. Ng has more than 20 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Tiande Liao, age 37, is the Chief Designer and has been with Xiniya since May 2007. Mr. Liao has more than 10 years of experience as a fashion designer and graduated from a professional fashion design school in 2002. From March 2005 to April 2007, Mr. Liao worked at Shishi City Western Regions Weilong Garment Development Co. Ltd. as senior designer and assistant to the Chief Designer. From June 2003 to February 2005, Mr. Liao worked at Xiamen Fuxiang Dress Co., Ltd. as a designer. From July 2002 to May 2003, Mr. Liao worked at Wei Lanxi Garment Development Co., Ltd. as a designer.

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

In 2016, the aggregate cash compensation we paid to our directors and executive officers was approximately RMB4.0 million ($0.6 million), the total social insurance contributions made for our executive officers was approximately RMB167,000 ($24,000). In addition, fees paid to our independent directors were RMB300,000 ($43,000) in 2016. Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2016.

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

Audit Committee

Our audit committee consists of Mr. Alvin Ang, and Mr. Jianxin Chen and is chaired by Mr. Ang, a director with accounting and financial management expertise as required by the relevant rules set forth in NYSE Rules. Each of Mr. Ang, and Mr. Chen satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Alvin Ang qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Alvin Ang and Mr. Jianxin Chen and is chaired by Mr. Ang. Each of Mr. Ang and Mr. Chen satisfies the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Alvin Ang and Mr. Jianxin Chen and is chaired by Mr. Ang. Each of Mr. Ang and Mr. Chen satisfies the “independence” requirements of the NYSE Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 198, 140 and 143 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth by function the number of our employees as of December 31, 2016:

Functions	As of December 31, 2016
Sales & Marketing	51
Quality Control & Warehouse	32
Design & Product Development	31
Administration	29
Total	143

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. On March 3, 2010, the Labor and Social Security Bureau of Jinjiang City confirmed that it would not require Fujian Xiniya to pay any accrued contributions that may have been deemed unpaid as at February 28, 2010 and would not impose any related penalties. As of December 31, 2016, Fujian Xiniya has paid all required social contributions since February 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.” The total amount of contributions we made to employee benefit plans for the years ended December 31, 2014, 2015 and 2016 was approximately RMB2.8 million, RMB2.1 million and RMB2.0 million ($0.3 million), respectively.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2016, we had 227,716,692 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 93,121,696 ordinary shares or 5,820,106 ADSs or approximately 40.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Lease of Facilities from Jinjiang Xiniya

In October 2005, we signed a property lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, relating to 18,000 square meters of property, which includes a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters. The term of the lease was ten years through December 2015 and the lease amount was and was RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

In April 2015, we signed a three-year renewal operating lease agreement with Jinjiang Xiniya Garments and Weaving Co., Ltd, a company controlled by Ms. Wushe Wu, from May 1, 2015 to April 30, 2018 for the warehousing facility of 4,898 square meter and a flagship outlet of 316 square meters. The lease amounts are RMB558,000 per year for the warehouse and RMB233,000 per year for the flagship outlet.

Lease of Office from Yi Ya (Xiamen) Accessories Limited Company

In December 2014, we signed a three-year operating lease agreement with Yi Ya (Xiamen) Accessories Limited Company, a company controlled by Ms. Wushe Wu, from January 1, 2015 to December 31, 2017 for our design and development and sales and marketing centers in Xiamen City, Fujian Province, where we lease approximately 1,137 square meters of office space. The lease amount is RMB273,000 per year.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are currently not involved in any legal or administrative proceedings that, individually or in the aggregate, are expected to have a potential material adverse effect on our financial position or profitability, and [1]we are not aware of any pending or threatened legal or administrative proceedings against us that could have such an effect.

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

______________

1 Since this statement is already qualified by awareness, a knowledge qualifier shouldn’t be necessary.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since November 23, 2010 under the symbol “XNY.” From November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares from December 18, 2014 onwards. The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 31, 2017 was $1.49 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2012	2.31	0.96
2013	2.19	0.92
2014	2.98	0.46
2015	2.44	1.39
2016	3.65	0.81
Quarterly Highs and Lows
First quarter 2015	2.25	1.66
Second quarter 2015	2.44	1.81
Third quarter 2015	2.00	1.39
Fourth quarter 2015	1.97	1.55
First quarter 2016	1.93	1.03
Second quarter 2016	1.40	0.93
Third quarter 2016	3.65	0.81
Fourth quarter 2016	1.85	1.15
Monthly Highs and Lows
October 2016	1.85	1.44
November 2016	1.70	1.21
December 2016	1.55	1.15
January 2017	2.12	1.15
February 2017	1.60	1.25
March 2017	1.70	1.38

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

PRC Taxation

The following discussion describes the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “actual management” within the PRC is considered a PRC tax resident enterprise. The “actual management” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiaries is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by non-PRC enterprise shareholders may be regarded as income from “sources within the PRC” and may be subject to 10% PRC withholding tax, subject to reduction by an applicable treaty.

U.S. Federal Income Taxation

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) located or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, as described under “—PRC Taxation,” such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. You should consult your own tax advisors regarding the creditability of any PRC tax.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis in the ADSs or ordinary shares, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution with respect to the ADSs or ordinary shares will generally be treated as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, as described under “—PRC Taxation,” you would only be able to claim a foreign tax credit for the amount withheld to the extent that you have foreign source income. However, if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gains as PRC source income. You should consult your own tax advisors regarding the creditability of any PRC tax.

PFIC Considerations

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

We believe that we were a PFIC in prior taxable years, but believe we were nota PFIC for the taxable year ended December 31, 2016. However, we may be a PFIC in the current taxable year or a future taxable year. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2017 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

Alternatively, you may make a mark-to-market election to potentially mitigate the adverse U.S. federal income tax consequences of holding an equity interest in a PFIC. If you make a timely mark-to-market election for the ADSs or ordinary shares, the tax treatment described in the three preceding paragraphs would not apply to you. Instead, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted tax basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your tax basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE for this purpose for the calendar year ended December 31, 2016. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which you hold stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with your original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If you do not make a mark-to-market election for the first taxable year in which you hold stock of a PFIC but you subsequently make the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, any reportable election (including a mark-to-market election) or, for taxable years ending on or after December 31, 2017, on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. You should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. If you are required to establish your exempt status, generally you must provide such certification on Internal Revenue Service Form W-9. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include our ADSs or ordinary shares) may be required to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People’s Bank of China announced the adoption of certain measures to further reform the currency system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. However, with the announcement by the People’s Bank of China to devalue the Renminbi in a move to support exports and boost the role of market pricing, the Renminbi has experienced significant depreciation against the U.S. dollar. For example, in August 2015, the PRC government allowed the Renminbi to depreciate by more than 4% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future, and certain measures may lead to the further appreciation of the Renminbi. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which also could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2016, we received from the depositary reimbursement totaling $1,044,262for our ADR program-related expenses.

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

Through 2016, we used the net proceeds received from our initial public offering as follows:

•	approximately RMB125.0 million ($18.0 million) for our marketing and promotional campaigns;

•	approximately RMB8.0 million ($1.2 million) for flagship outlets;

•	approximately RMB15.6 million ($2.2 million) for rolling out an ERP system;

•	approximately RMB36.8 million ($5.3 million) for the new design and development and sales and marketing centers; and

•	approximately RMB59.7 million ($8.6 million) for working capital purposes.

As of December 31, 2016, we had total cash, cash equivalents of RMB35.2 million ($5.1 million).

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013. Based on management’s assessment using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, GHP Horwath, P.C. and RT LLP, for the year ended December 31, 2015 and 2016, respectively. We did not pay any other fees to GHP Horwath, P.C. and RT LLP during the periods indicated below.

	Year Ended December 31,
	2015	2016
	RMB	RMB	$
		(in thousands)
Audit fees(1)	757	497	72
Audit-related fees(2)	142	30	4
Tax fees(3)	—	—	—
All other fees(4)	—	155	22

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2015 and 2016.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2011, our board of directors authorized a share repurchase program effective September 1, 2011, under which we could repurchase up to $1.8 million worth of our issued and outstanding ADSs from the open market from time to time before December 31, 2012. In addition, our Founder, Chairman and Chief Executive Officer Mr. Qiming Xu could repurchase up to $200,000 and our chief financial officer Mr. Chee Jiong Ng may repurchase up to $50,000 worth of our issued and outstanding ADSs from the open market from time to time before December 31, 2012 with their respective personal funds.

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

__________

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

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and from November 23, 2010 to December 17, 2014, each ADS represented four ordinary shares. After the reverse stock split on December 18, 2014, each ADS represents 16 ordinary shares. Our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes a certain significant way in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

•	The NYSE Rules require domestic companies to have a majority of independent directors on a company’s board, whereas two of our four board members are independent.

•	The NYSE Rules require domestic companies to have a minimum of three members on company’s audit committee, whereas our audit committee is comprised of two members.

•	The NYSE Rules require that domestic companies with non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

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

CHINA XINIYA FASHION LIMITED

Date: April 27, 2017	By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

CHINA XINIYA FASHION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Xiniya Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years ended December 31, 2016, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the Company’s financial statements for the year ended December 31, 2015, which were audited by other auditors whose report expressed an unqualified opinion on those statements dated April 27, 2016, has been furnished to us.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses for each of the years ended December 31, 2016, 2015 and 2014 of approximately RMB345.3 million, RMB600.3 million and RMB170.7 million, respectively, and used net cash in operating activities in 2016 and 2015 of approximately RMB34.3 million and RMB723.1 million, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RT LLP

Singapore

April 27, 2017

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2014, 2015 and 2016

	Notes	(Re-presented) (Note 20) 2014	(Re-presented) (Note 20) 2015	2016
Continuing operation:
Revenue		—	—	—
Cost of sales		—	—	—
Gross loss		—	—	—
Interest and other income		1,086	1,776	526
Selling and distribution expenses		(1,719)	—	—
Administrative expenses		(3,779)	(3,762)	(3,963)
Loss before taxation		(4,412)	(1,986)	(3,437)
Income tax expense		—	—	—
Loss from continuing operation		(4,412)	(1,986)	(3,437)

Discontinued operation:
Loss from discontinued operation	20	(166,264)	(598,353)	(341,852)
Total loss for the year		(170,676)	(600,339)	(345,289)
Other comprehensive loss for the year:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		(681)	(994)	(1,489)
Total comprehensive loss for the year		(171,357)	(601,333)	(346,778)
Loss per share for loss from continuing and discontinued operations—
Basic and diluted per share (in RMB)	7	(0.75)	(2.64)	(1.52)
From continuing operation (in RMB)	7	(0.02)	(0.01)	(0.02)
From discontinued operation (in RMB)	7	(0.73)	(2.63)	(1.50)
Weighted average number of shares outstanding in the year	7	227,716,692	227,716,692	227,716,692

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2015 and 2016

	Notes	2015	2016
Assets
Non-current assets
Property, plant and equipment	8	3,843	—
Intangible assets	9	17,462	—
Total non-current assets		21,305	—
Current assets
Cash and cash equivalents	11	203,371	—
Trade receivables	12	569,522	—
Prepayments to suppliers		46,050	—
Inventories	13	14,364	—
Other receivables and prepayments	14	80,127	—
Total current assets		913,434	—
Total non-current and current assets		934,739	—
Assets of disposal group classified as held for sale	20	—	545,707
Total assets		934,739	545,707
Equity and liabilities
Equity
Share capital	15	77	77
Additional paid-in capital	15	519,077	519,077
Statutory reserve	16	122,615	122,615
Currency translation reserve		(18,475)	(16,986)
Retained earnings/(accumulated losses)		108,465	(236,824)
Total equity		731,759	387,959
Current liabilities
Trade payables		6,913	—
Deposits received from distributors and authorized retailers	17	58,300	—
Other payables and accruals	18	51,054	518
Provision for liability	19	84,300	—
Current income tax payable		2,413	—
Total current liabilities		202,980	518
Liabilities of disposal group classified as held for sale	20	—	157,230
Total liabilities		202,980	157,748
Total equity and liabilities		934,739	545,707

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2014, 2015 and 2016

	Attributable to the Company’s Equity Holders
	Share Capital (note 15)	Additional paid-in capital (note 15)	Statutory Reserve (note 16)	Currency translation reserve	Retained earnings	Total equity
Balance at January 1, 2014	77	519,077	122,615	(20,150)	878,567	1,500,186
Other comprehensive loss for the year—currency translation differences	—	—	—	681	—	681
Loss for the year	—	—	—	—	(170,676)	(170,676)
Share-based compensation	—	—	—	—	913	913
Balance at December 31, 2014	77	519,077	122,615	(19,469)	708,804	1,331,104
Other comprehensive loss for the year—currency translation differences	—	—	—	994	—	994
Loss for the year	—	—	—	—	(600,339)	(600,339)
Balance at December 31, 2015	77	519,077	122,615	(18,475)	108,465	731,759
Other comprehensive loss for the year—currency translation differences	—	—	—	1,489	—	1,489
Loss for the year	—	—	—	—	(345,289)	(345,289)
Balance at December 31, 2016	77	519,077	122,615	(16,986)	(236,824)	387,959

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2014, 2015 and 2016

	2014	2015	2016
Cash flows from operating activities:
Loss before taxation
Continue operation	(4,412)	(1,986)	(3,437)
Discontinued operation	(221,024)	(543,593)	(341,852)
Loss for the year	(225,436)	(545,579)	(345,289)
Adjustments for:
Depreciation for property, plant and equipment	3,732	2,485	1,558
Amortization for intangible assets	2,187	3,466	2,765
Retail network acquisition expense	—	149,905	125,390
Intangible assets written off	—	—	3,347
Loss on disposal of property, plant and equipment	—	387	30
Interest income	(20,201)	(11,981)	(2,296)
Foreign exchange loss	742	1,029	1,228
Share-based compensation	913	—	—
Operating loss before working capital changes	(238,063)	(400,288)	(213,267)
Decrease/(increase) in trade receivable	301,891	(291,076)	287,888
Decrease in prepayments to suppliers	32,645	2,090	20,750
(Increase)/decrease in inventories	(65,758)	83,436	(48,541)
Increase in other receivables and prepayments	(26,280)	(38,414)	(35,946)
Increase/(decrease) in trade payables	19,694	(38,375)	15,071
Decrease in deposits received from distributors	(36,500)	(5,100)	(11,920)
Increase/(decrease) in other payables and accruals	5,422	16,561	(43,122)
Increase/(decrease) in provision for liability	136,200	(51,900)	(5,261)
Cash generated by/(used in) operating activities	129,251	(723,066)	(34,348)
Income tax paid	(16,283)	—	—
Net cash generated by/(used in) operating activities	112,968	(723,066)	(34,348)
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	60,000	70,000	—
Proceeds from the disposal of property, plant and equipment	345	1,998	83
Acquisition of property, plant and equipment	(90)	(3,397)	—
Acquisition of retail network	—	(164,454)	(150,974)
Refund of deposit for land use rights	—	8,854	—
Interest received	5,468	28,374	16,775
Net cash provided by/(used in) investing activities	65,723	(58,625)	(134,116)

Net increase/(decrease) in cash and cash equivalents	178,691	(781,691)	(168,464)
Cash and cash equivalents at beginning of the year	806,467	985,097	203,371
Exchange (losses)/gains on cash and cash equivalents	(61)	(35)	261
Cash and cash equivalents at end of the year	985,097	203,371	35,168

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, principal activities, going concern and management’s plans

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

The consolidated financial statements for the three years ended December 31, 2014, 2015 and 2016 were authorized for issue by resolution of the board of directors on April 27, 2017. All of the Group’s customers are primarily located in the PRC.

Going concern and management’s plans

These consolidated financial statements have been prepared on a going concern basis, which assumes the Group will continue its operations in the foreseeable future and that the Group will be able to realize its assets and discharge its liabilities in the normal course of operations. The Group has incurred recurring losses for each of the years ended December 31, 2016, 2015 and 2014 of approximately RMB345.2 million, RMB600.3 million and RMB170.7 million, respectively, and used net cash in operating activities in 2016 and 2015 of approximately RMB34.3 million and RMB723.1 million, respectively. The Group has funded these losses primarily through cash generated from operations over the years.

As of December 31, 2016, the Group’s cash balances totaled RMB35 million. The Group has taken an intensive review of operations and expenditures, including selling, distribution and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Group’s existing cash balances and projected cash generated by, and used in, operating activities, the Group believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include inventory repurchases (if any), and acquisitions of retail networks from distributors, capital expenditure and working capital needs for at least twelve months from December 31, 2016. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

(a) Basis of preparation and statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and related interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which have been consistently applied. The consolidated financial statements have been prepared on the historical cost and accrual basis. The consolidated financial statements of the Group are presented in Chinese Renminbi Yuan (“RMB”).

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

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of subsidiaries are as follows:

Name of company	Place of incorporation	Particular of issued and fully paid up capital	Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
Xiniya Holdings Limited	Hong Kong	HK$100	100%	100%	-	Investment holding

Fujian Xiniya Garments and Weaving Co., Ltd	PRC	HK$370,000,000	100%	-	100%	Design and wholesaling of menswear and accessories

Xiniya (China) Company Limited	PRC	RMB160,000,000	100%	-	100%	Dormant

Xiamen Xiniya Enterprise Management Consulting Co., Ltd	PRC	RMB1,000,000	100%	-	100%	Operating corporate headquarters

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

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As the Group’s operations are conducted in the People’s Republic of China (“PRC”), the consolidated financial statements are presented in Chinese Renminbi Yuan (“RMB”), which is the Group’s presentation and functional currency.

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

A reversal of an impairment loss is credited to the statements of comprehensive income/(loss) in the period in which it arises. There was no impairment recorded during the years ended December 31, 2014, 2015 and 2016.

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

(n) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax and rebates and is generally higher for the Group’s Fall and Winter Collections and lower for spring and summer products due to seasonal weather and the differences in selling prices for seasonal collections. Accordingly, revenues, operating income and profits are typically higher in the second half of the year. The Group’s fashion collections are completely different from year to year.

The Group recognizes revenue when the risks and rewards of ownership have transferred, the buyer has ownership of the goods, revenue and costs incurred can be reliably measured and it is probable that the economic benefits will flow to the entity, and when specific criteria have been met for each of the Group’s activities as described below.

(i) Sales of goods—distributors and authorized retailers

The Group sells a range of menswear products to distributors and authorized retailers. The Group’s menswear products are bought by distributors and authorized retailers and the Group sells its menswear products to distributors and authorized retailers without any inventory repurchase obligation or arrangements, without any consignment arrangement, without any right of return arrangements by distributors and authorized retailers or any other similar rights. Revenues are recognized upon delivery of products to distributors and authorized retailers and when there is no unfulfilled obligation that could affect acceptance of products by distributors and authorized retailers. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and authorized retailers. The Group does not incur significant purchasing, receiving or warehousing costs. The Group does not charge its customers for delivery costs and handling fees. Delivery (freight) costs to distributors and authorized retailers incurred by the Group are recorded in selling and distribution expenses.

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

(p) Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2014, 2015 and 2016.

During 2014, Mr. Xu, the Chief Executive Officer of the Company, granted ordinary shares held by him to certain employees of the Company in recognition of services performed. Share-based compensation for such services has been recorded as expense in each of these respective years (Note 5).

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

(s) Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2014, 2015 and 2016, are discussed in Note 5.

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

(u) Disposal groups (or non-current assets) held-for-sale and discontinued operations

Disposal groups (or non-current assets) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The disposal groups or the non-current assets (except for certain assets as explained below) are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the significant accounting policies set out elsewhere in Note 2.

A discontinued operation is a component of the group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the group and which represent a separate major line of business or geographic area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as discontinued, a single amount is presented in the income statement, which comprises the post-tax profit or loss of the discontinued operation and the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

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

IFRS 15 Revenue from Contracts with Customers:

The IASB has issued IFRS 15 Revenue from Contracts with Customers. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets From Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

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

(h) Going concern

The assessment of the Group’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Revision of prior period consolidated financial statements

In 2014, the Company observed that the slowdown in China’s economy resulted in a slowdown in demand in menswear and, in turn, led to oversupply in the menswear market and excess inventory across the retail network of many menswear companies. In response, in 2014, the Company initiated, at its own discretion and without any prior obligation to do so, an inventory buyback program. The Company presented a loss on inventory buyback of RMB274,266, as a separate line item in the 2014 consolidated statements of comprehensive loss in arriving at gross profit (loss). The RMB274,266 consisted of the inventory repurchased of RMB252,414 as a reduction in revenue, repurchased inventory of RMB114,348 as a reduction in cost of sales, estimated repurchase price of inventory from other distributors of RMB249,000 less the estimated net realizable value of such inventory to be repurchased of RMB112,800. This amount also included sales of repurchased inventory through a local distribution channel for net realizable value of RMB68,499 and the cost of sales of this inventory.

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

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company’s previously issued consolidated financial statements for the year ended December 31, 2014. However, the Company elected to revise these 2014 consolidated financial statements to avoid inconsistencies with its financial statements for the year ended December 31, 2015. Accordingly, the Company revised previously reported results for the year ended December 31, 2014. The effects of this revision on the Company’s consolidated statements of comprehensive income/(loss) for the year ended December 31, 2014 was as follows:

	As Previously Reported	Reclassification	As Revised
	2014	2014	2014
	RMB’000	RMB’000	RMB’000

Revenue	813,084	(432,915)	380,169
Cost of sales	(590,189)	158,649	(431,540)
Loss on inventory buyback	(274,266)	274,266	—
Gross loss	(51,371)	—	(51,371)

This revision did not have any effect on 2014 comprehensive loss or loss per share, or the Company’s 2014 statements of financial position, changes in equity, or cash flows.

5. Loss before taxation

Loss before taxation is arrived at as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000
After charging:
Cost of sales - purchases	392,975	708,841	335,728
Cost of sales - design and development expenses	35,822	32,330	29,338
Cost of sales - tax	2,743	1	—
Depreciation*	3,732	2,485	1,558
Amortization for intangible assets	2,187	3,466	2,765
Retail network acquisition expensed	—	149,905	125,390
Freight expenses	3,645	3,026	3,031
Advertising and promotion	56,796	47,550	30,071
Directors
—salaries and related costs	2,190	2,128	1,944
—social benefits contribution	48	48	48
—share-based compensation	—	—	—
Key management personnel (other than directors)
—salaries and related costs	2,832	2,331	2,337
—social benefits contribution	115	119	119
—share-based compensation	913	—	—
Other than directors and key management personnel
—salaries and related costs	11,855	8,522	6,397
—social benefits contribution	2,679	1,937	1,787
—share-based compensation	—	—	—

______________

*

Depreciation expenses of approximately RMB147,000, RMB175,000 and RMB153,000 have been included in cost of sales – design and development expenses for the years ended December 31, 2014, 2015 and 2016, respectively.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2014, 2015 and 2016. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%.

	Year Ended December 31,
	2014	2015	2016
	(Re-presented)	(Re-presented)
	RMB’000	RMB’000	RMB’000
Current tax:
Current tax on profit/(loss) for the year
- continuing operations	—	—	—
- discontinued operations (Note20)	—	—	—
Total current tax	—	—	—

Deferred tax:
Origination of temporary differences	(54,760)	—	—
Deferred tax assets not recognized	—	54,760	—
Total deferred tax	(54,760)	54,760	—

Income tax (benefit)/expense attributable to:
- continuing operations	—	—	—
- discontinued operations (Note20)	(54,760)	54,760	—
	(54,760)	54,760	—

The reconciliation between tax expense and accounting profit/(loss) at applicable tax rates of 25% is as follows:

	Year Ended December 31,
	2014	2015	2016
	Re-presented	Re-presented
	RMB’000	RMB’000	RMB’000
Loss before taxation:
- continuing operations	(4,412)	(1,986)	(3,437)
- discontinued operations(Note20)	(221,024)	(543,593)	(341,852)
Total loss before tax	(225,436)	(545,579)	(345,289)

Computed expected income tax benefit	(56,359)	(136,395)	(86,322)
Effect of different tax rates	1,364	529	911
Income not subject to tax	(7)	(5)	(1)
Expenses not deductible for tax purposes	139	102	36
Tax losses for which no deferred income tax asset was recognized	103	135,769	85,376
Change in deferred tax assets not recognized	—	54,760	—
Income tax (benefit)/expense	(54,760)	54,760	—

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. Loss per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

The weighted average ordinary shares outstanding were 227,716,692 for 2014, 2015 and 2016.

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

8. Property, plant and equipment

	Motor vehicles and machinery	Furniture, fixtures and office equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2015	2,005	4,901	10,079	16,985
Additions	—	5	3,392	3,397
Disposals	(3)	(3,186)	(6,015)	(9,204)
At December 31, 2015	2,002	1,720	7,456	11,178
Disposals	(233)	—	(2,502)	(2,735)
Reclassified to disposal group (Note 20)	(1,769)	(1,720)	(4,954)	(8,443)
At December 31, 2016	—	—	—	—
Accumulated depreciation
At January 1, 2015	736	2,872	8,061	11,669
Charge for the year	188	485	1,812	2,485
Disposals	(3)	(2,138)	(4,678)	(6,819)
At December 31, 2015	921	1,219	5,195	7,335
Charge for the year	166	262	1,130	1,558
Disposals	(120)	—	(2,502)	(2,622)
Reclassified to disposal group (Note 20)	(967)	(1,481)	(3,823)	(6,271)
At December 31, 2016	—	—	—	—
Net Book Value
At December 31, 2015	1,081	501	2,261	3,843
At December 31, 2016	—	—	—	—

All property, plant and equipment held by the Group are located in the PRC.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Intangible assets

	Acquired computer software licenses	Acquired retail network	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2015	11,034	—	11,034
Additions	—	14,549	14,549
At December 31, 2015	11,034	14,549	25,583
Additions	—	25,584	25,584
Disposals	—	(4,013)	(4,013)
Reclassified to disposal group (Note 20)	(11,034)	(36,120)	(47,154)
At December 31, 2016	—	—	—
Accumulated amortization
At January 1, 2015	4,655	—	4,655
Charge for the year	2,187	1,279	3,466
At December 31, 2015	6,842	1,279	8,121
Charge for the year	1,276	1,489	2,765
Disposals	—	(666)	(666)
Reclassified to disposal group (Note 20)	(8,118)	(2,102)	(10,220)
At December 31, 2016	—	—	—
Net Book Value
At December 31, 2015	4,192	13,270	17,462
At December 31, 2016	—	—	—

In 2015, the Group acquired a retail network from five distributors in Heilongjiang Province, Fujian Province, Henan Province, Liaoning Province and Anhui Province for RMB164.4 million. The Group recorded an intangible asset for RMB14.5 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to the Group. The remaining cost paid to acquire the retail network of RMB149.9 million was expensed. The retail network consisted of 140 authorized retail outlets.

In 2016, the Group acquired a retail network from nine distributors in Gansu and Ningxia Provinces; Eastern Shandong Province; Western Shandong Province; Guangxi Province; Shanxi Province; Jilin Province; Sichuan Province; Inner Mongolia and Hebei Provinces, Beijing and Tianjin Cities; and Chongqing City for RMB151.0 million. The Group recorded an intangible asset for RMB25.6 million which represented the estimated fair value of the retail network acquired. The estimated fair value was based on present value analysis on the probability that the expected future economic benefits embodied in the asset will flow to the Group. The remaining cost paid to acquire the retail network of RMB125.4 million was expensed. The retail network consists of 149 authorized retail outlets.

Before acquisition, these authorized retailers did not have direct contractual relationship with the Group. Instead, they were direct customers of these distributors and had direct contractual relationship with these distributors. After acquisition, these distributors ceased contractual relationship with these authorized retailers and ceased their distributorship of the Group’s products in these regions. The authorized retailers became direct customers of, and now have direct contractual relationships with, the Group.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Deferred tax assets

At December 31, 2016, deferred tax assets were not recognized as management determined it is not probable that sufficient taxable profit will be available to allow the benefit of all of that deferred tax asset to be utilized. The Group did not recognize deferred tax assets of RMB174.7 million in respect of accumulated losses amounting to RMB698.7 million. Losses amounting to RMB40.6 million, RMB389.4 million and RMB268.7 million expire in 2019, 2020 and 2021, respectively.

11. Cash and cash equivalents

	As at December 31,
	2015	2016
	RMB’000	RMB’000

Cash on hand	45	36
Cash at bank	203,326	35,132
Reclassified to disposal group held-for-sale (Note 20)	—	(35,168)
Cash and cash equivalent per consolidated statement of cash flows	203,371	—

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

The aging analysis of trade receivables as at December 31, 2015 and 2016 was as follows:

	As at December 31,
	2015	2016
	RMB’000	RMB’000

—within 30 days	204,552	14,575
—31 to 60 days	70,807	82,082
—61 to 90 days	72,377	89,381
—91 to 120 days	83,600	45,565
—121 to 150 days	48,477	21,143
—151 to 180 days	24,043	5,774
—181 to 210 days	20,414	2,536
—211 to 240 days	33,174	4,230
—241 to 270 days	12,078	5,905
—271 to 300 days	—	7,495
—301 to 330 days	—	2,129
—331 to 360 days	—	819
Reclassified to disposal group held-for-sale (Note 20)	—	(281,634)
	569,522	—

Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic and industry trends and changes in customer payment terms. Past due balances and other higher risk amounts are reviewed individually for collectability. During the years ended December 31, 2015 and 2016, there were no trade receivables written off and no allowance for uncollectible amounts, as the Group has not had any history of non-recoverable receivables.

13. Inventories

	As at December 31,
	2015	2016
	RMB’000	RMB’000

Raw materials	718	795
Finished goods	42,340	91,963
Less: Provision for inventory	(28,694)	(29,853)
Reclassified to disposal group held-for-sale (Note 20)	—	(62,905)
	14,364	—

During the years ended December 31, 2015 and 2016, the Group recorded inventory write downs to net realizable value of RMB29.8 million (2015: RMB28.7 million). The write-downs are included in the Cost of Sales in the Consolidated Statements of Comprehensive Income.

In 2015 and 2016, although the Group did not have an obligation or arrangement to reacquire excess inventory from its distributors, the Group made a determination in 2015 and 2016 that reacquiring excess inventory from certain distributors in 2015 and 2016 would further strengthen the relationship with the distributors and retail partners. The Group bought back approximately RMB391.5 million and RMB330.3 million of inventory from certain distributors in 2015 and 2016, respectively. The buyback inventory was written down by RMB315.8 million and RMB233.9 million to its net realizable value of RMB75.7 million and RMB96.4 million in 2015 and 2016, respectively. The Group sold the repurchased inventory outside of China through the Chinese local distribution channel for RMB111.3 million and RMB100.2 million in 2015 and 2016, respectively. The sales of RMB111.3 million repurchased inventory represented inventory repurchased in 2014 that was sold in January 2015 for RMB45.8 million and inventory repurchased in 2015 that was sold for RMB65.5 million. The sales of RMB100.2 million repurchased inventory represented inventory repurchased in 2016. As of December 31, 2015 and 2016, the remaining repurchased inventory was written down to net realizable value of RMB10.3 million and RMB4.5 million, respectively.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Other receivables and prepayments

	As at December 31,
	2015	2016
	RMB’000	RMB’000

Value added tax credit	50,688	86,634
Income tax credit	14,600	14,600
Prepaid expenses	360	360
Interest receivable	14,479	—
Reclassified to disposal group held-for-sale (Note 20)	—	(101,594)
	80,127	—

15. Share capital and additional paid-in capital

(a) Authorized share capital

In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation.

(b) Issued share capital and additional paid-in capital

	Number of Shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000

At December 31, 2015 and 2016	227,717	77	519,077	519,154

16. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. No transfer was required in 2015 and 2016.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Deposits received from distributors and authorized retailers

Deposits received from distributors and authorized retailers represent refundable deposits under agreements and for orders placed with the Group.

18. Other payables and accruals

	As at December 31,
	2015	2016
	RMB’000	RMB’000

Provision for estimated sales return	41,244	79,039
Accrued liabilities	8,283	11,577
Provision for withholding tax	1,527	1,527
Reclassified to disposal group held-for-sale (Note 20)	—	(91,625)
	51,054	518

Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, based on current market conditions, the Group may implement a similar inventory buyback initiative when necessary. Therefore, the Group has established an allowance for sales return as of December 31, 2015 and 2016.

Accrued liabilities consist mainly of professional fees, transport costs, shop rack expenses, accrued wages and related staff welfare charges.

19. Provision for liability

The provision for liability represents a provision for constructive obligation to buyback certain inventory from certain distributors in subsequent years. Although none of the distributor agreements contained or contains any right of return provisions or other similar rights, the Group made a determination in 2014 and 2015 that reacquiring excess inventory from certain distributors would further strengthen the relationship with its distributors. Subject to market conditions, the inventory buyback initiative implemented in 2014 gave rise to a similar expectation from customers that the Group may implement a similar inventory buyback initiative in subsequent years which in management’s judgment gave rise to a constructive obligation under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets). A constructive obligation for the inventory to be repurchased of RMB84.3 million was recorded at December 31, 2015. The provision for constructive obligation of RMB84.3 million at December 31, 2015 represents the estimated repurchase price of inventory from distributors of RMB107.3 million, less the estimated net realizable value of such inventory to be repurchased of RMB23.0 million.

	2015	2016
	RMB’000	RMB’000

At January 1	136,200	84,300
Provision for the year	107,522	26,711
Inventory repurchase (reduction in provision)	(159,422)	(111,011)
At December 31	84,300	—

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Group held-for-sale

On July 18, 2016, the Company announced that the Company’s controlling shareholder, Qiming Investment Limited, a British Virgin Islands company (the “Seller”) controlled by the Company's Chairman and Chief Executive Officer, Qiming Xu, entered into an agreement to sell a controlling interest in the Company (the “Agreement”) to Perfect Lead International Limited and Honest Plus Investments Limited, both British Virgin Islands companies (collectively the “Purchasers”).

As of the date of the Agreement, the Seller beneficially owns 134,359,960 ordinary shares of the Company, accounting for approximately 59% of the total outstanding shares of the Company. Pursuant to the Agreement, the Seller will sell 114,996,929 ordinary shares of the Company (the “Seller Shares”), or 50.5% of the total outstanding shares of the Company, to the Purchasers, for an aggregate purchase price of RMB86,426,661 (US$12,937,155), or RMB0.75 per ordinary share (or US$1.80 per ADS), which is approximately 172.57% of the volume weighted average closing price of the shares for the fifteen (15) trading days prior to and including July 15, 2016.

The closing of the above-mentioned share transfer requires, among other conditions, the following to occur first: (1) the Company’s board of directors and shareholders must approve the sale of Xiniya Holdings Limited, the Company’s wholly owned subsidiary in Hong Kong, to Mr. Qiming Xu or his designees at a price to be determined by an independent third party valuer (the “Xiniya Transaction”); and (2) the Company must take such corporate actions as are necessary to approve the acquisition of True Silver Limited (“True Silver”), a British Virgin Islands company, which will utilize a variable interest entity (VIE) structure to operate and consolidate 70% of the financial results of Hubei Chutian Lending Company, Ltd. (“Chutian”), a PRC company engaged in the lending of small loans to customers in China, at a price to be determined by an independent third party valuer (the “Chutian Transaction”). True Silver is wholly-owned by Honest Plus Investments Limited and indirectly controlled by Wei Qizhi who is the controlling shareholder of each of the Purchasers and the founder of Chutian. As a result of the Xiniya Transaction and the Chutian Transaction, the Company's core business will be changed from men's fashion to lending, which will be expanded to broader financial services in the future. In addition, the Purchasers’ designees will be appointed as directors of the board, Chairman and Chief Executive Officer of the Company to be effective immediately after the closing.

The Seller and Purchasers also simultaneously entered into a voting agreement and irrevocable proxy, pursuant to which the Seller appoints the Purchasers as proxies authorized to vote all of the Seller Shares at any meeting of the shareholders of the Company and in connection with any corporate action by the shareholders of the Company related to the Xiniya Transaction and the Chutian Transaction. The closing of the purchase and sale of the Seller Shares will occur no more than ten (10) business days after all conditions precedent to the closing have been satisfied or waived.

The assets and liabilities attributable to Xiniya Holding Limited and its subsidiaries, which are expected to be sold within next twelve months from December 31, 2016, have been classified as a disposal group held for sale and are presented separately in the balance sheet. The proceeds of disposal are expected to exceed the net carrying amount of the relevant assets and liabilities and, accordingly, no impairment loss has been recognized on the classification of these assets classified as held for sale.

(a) The results of the discontinued operation and the re-presentation of the disposal group are as follows:

	Notes	2014	2015	2016
		RMB’000	RMB’000	RMB’000

Revenue	4	380,169	472,166	266,820
Cost of sales	4	(431,540)	(741,172)	(365,066)
Gross loss		(51,371)	(269,006)	(98,246)
Interest and other income		21,185	16,319	2,296
Selling and distribution expenses		(164,439)	(269,448)	(229,247)
Administrative expenses		(26,399)	(21,458)	(16,655)
Loss before tax from discontinued operation	5	(221,024)	(543,593)	(341,852)
Income tax benefit/(expense)	6	54,760	(54,760)	—
Net loss after taxation from discontinued operation		(166,264)	(598,353)	(341,852)

(b) The impact of the discontinued operation on the cash flows of the Group is as follows:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Operating cash inflows/(outflows)	112,968	(732,066)	(34,348)
Investing cash inflows/(outflows)	65,723	(58,625)	(134,116)
Total cash inflows/(outflows)	178,691	(781,691)	(168,464)

As a result of foregoing, the assets and liabilities related to Xiniya Holdings Limited and its subsidiaries have been presented as held for sale:

(c) Assets of disposal group classified as held for sale

	Notes	2016
		RMB’000

Property, plant and equipment	8	2,172
Intangible assets	9	36,934
Cash and cash equivalents	11	35,168
Trade receivables	12	281,634
Prepayments to suppliers		25,300
Inventories	13	62,905
Other receivables and prepayments	14	101,594
Total		545,707

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Group held-for-sale (Continued)

(d) Liabilities of disposal group classified as held for sale

	Notes	2016
		RMB’000

Trade payables		16,812
Deposits received from distributors	17	46,380
Other payables and accruals	18	91,625
Current income tax payable		2,413
Total		157,230
Net assets directly associated with disposal group classified as held-for-sale		388,477

21. Commitments

Operating lease commitments

The Group lease office space and warehousing facility from which it conducts operations. These leases are three years with rights of renewal.

Future minimum lease payments under non-cancellable operating leases for properties located in the PRC are as follows:

	As at December 31
	2015	2016
	RMB’000	RMB’000

Less than one year	1,064	1,064
Between one and five years	1,328	264
At December 31	2,392	1,328

Purchase commitments

At December 31, 2015 and 2016, the Group had outstanding purchase orders for approximately RMB153.8 million and RMB112.7 million, respectively.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. Financial Risk Management Objectives—Policies

The Group’s activities expose it to a variety of financial risks. Generally, the Group employs a conservative strategy regarding its risk management. As the Group’s exposure to market risk is kept at a minimum level, the Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

As at December 31, 2015 and 2016, the Group’s financial instruments consisted primarily of cash and bank balances, trade and other receivables, and trade and other payables.

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

(c) Credit risk

The carrying amounts of trade receivables and other receivables represent the maximum exposure to credit risk in relation to its financial assets. The Group has significant concentrations of credit risk as its top ten customers comprise approximately 44.5% and 53.0% of the trade receivables balance at December 31, 2015 and 2016, respectively. These customers accounted for approximately 43.1%, 41.6% and 30.7%, of revenues for the years ended December 31, 2014, 2015 and 2016, respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2014, 2015 and 2016.

Ongoing credit evaluation is performed on the customers’ financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.

No impairment loss was recognized at December 31, 2016 as no impairment indicators were present based on the aging at December 31, 2016 and the Group’s historical collection experience.

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

23. Capital management

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

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders’ returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected investment opportunities. The Group currently does not have a formal dividend policy. There have been no changes in the Group’s capital management policies for the years ended December 31, 2014, 2015 and 2016.

Other than as disclosed in Note 15, the Company is not subject to a capital requirements imposed by any regulators or by any other external source.

24. Related party transactions

The Group’s ultimate parent is Qiming Investment Limited (incorporated in the British Virgin Islands). The Group’s ultimate controlling party is Mr. Qiming Xu, the Company’s founder and Chief Executive Officer. In addition to the transactions and balances detailed elsewhere in the notes to the consolidated financial statements, the Group had the following transactions with related parties.

	Year Ended December 31,
	2014	2015	2016
	RMB’000	RMB’000	RMB’000

Property lease rental paid to a related party	984	1,128	1,064

Property lease rental paid represents payments to an entity controlled by Mr. Xu’s family. The lease was for ten years through December 2015 and provided for annual rent of RMB984,000, and included a warehousing facility of 6,000 square meters, flagship outlet of 1,200 square meters, administrative areas of 4,800 square meters and employee residential areas of 6,000 square meters.

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

In April 2015, the Group signed a three-year renewable operating lease agreement with Jinjiang Xiniya Garments and Weaving Co., Ltd, a company controlled by Ms. Wushe Wu, the mother of Mr. Qiming Xu, the Founder, Chairman and Chief Executive Officer, from May 1, 2015 to April 30, 2018 for the warehousing facility of 4,898 square meters and a flagship outlet of 316 square meters. The lease amounts are RMB558,000 per year for the warehouse and RMB233,000 per year for the flagship outlet.

During the years ended December 31, 2014, 2015 and 2016, compensation expenses related to shares granted to employees by Mr. Xu were approximately RMB0.9 million, nil and nil, respectively, based on the quoted market price of the Company’s ADRs and estimated forfeitures. There was no unrecognized compensation cost at December 31, 2016. See Note 5 for key management compensation disclosure.

25. Subsequent Events

We evaluated events that occurred subsequent to December 31, 2016 for disclosure in the consolidated financial statements and notes to the consolidated financial statements.

CHINA XINIYA FASHION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. Comparative figures

Due to discontinued operation as disclosed in Note 20, certain re-presentation have been made to the December 31, 2014 and 2015 consolidated statements of comprehensive loss to enhance comparability with the current year’s presentation. The items re-presented were as follows:

	2014
	After	Before
	re-presentation	re-presentation	Difference
	RMB’000	RMB’000	RMB’000

Revenue	—	380,169	(380,169)
Cost of sales	—	(431,540)	431,540
Gross loss	—	(51,371)	51,371
Interest and other income	1,086	22,271	(21,185)
Selling and distribution expenses	(1,719)	(166,158)	164,439
Administrative expenses	(3,779)	(30,178)	26,399
Loss before taxation from continued operation	(4,412)	(225,436)	221,024
Income tax benefits	—	54,760	(54,760)
Loss from discontinued operation	(166,264)	—	(166,264)
Net loss after taxation from discontinued operation	(170,676)	(170,676)	—

	2015
	After	Before
	re-presentation	re-presentation	Difference
	RMB’000	RMB’000	RMB’000

Revenue	—	472,166	(472,166)
Cost of sales	—	(741,172)	741,172
Gross loss	—	(269,006)	269,006
Interest and other income	1,776	18,095	(16,319)
Selling and distribution expenses	—	(269,448)	269,448
Administrative expenses	(3,762)	(25,220)	21,458
Loss before taxation from continued operation	(1,986)	(545,579)	543,593
Income tax benefits	—	(54,760)	54,760
Loss from discontinued operation	(598,353)	—	(598,353)
Net loss after taxation from discontinued operation	(600,339)	(600,339)	—

