Form 20-F/A
period 2016-12-31
China Xiniya Fashion Ltd
filed 2017-05-01
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements, which have been audited by other auditors, an independent registered public accounting firm for the years ended December 31, 2012, 2013, 2014 and 2015, and by RT LLP, an independent registered public accounting firm for the year ended December 31, 2016. The audit reports on our consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 are included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.” The selected statements of comprehensive income data for the years ended December 31, 2012 and 2013 and the selected statements of financial position data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our results expected for any future periods.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms,  other auditors  and RT LLP, for the year ended December 31, 2015 and 2016, respectively. We did not pay any other fees to  other auditors  and RT LLP during the periods indicated below.

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

CHINA XINIYA FASHION LIMITED

Date: May 1, 2017	By:	/s/ Qiming Xu
	Name:	Qiming Xu
	Title:	Chairman and Chief Executive Officer

CHINA XINIYA FASHION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

China Xiniya Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of China Xiniya Fashion Limited and subsidiaries (“the Company”) as of December 31, 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the Company’s financial statements for the year ended December 31, 2015, which were audited by other auditors whose report expressed an unqualified opinion on those statements dated 29 April 2016, has been furnished to us.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited and subsidiaries as of December 31, 2016, and the results of their operations and cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses for each of the years ended December 31, 2016, 2015 and 2014 of approximately RMB345.2 million, RMB600.3 million and RMB170.7 million, respectively, and used net cash in operating activities in 2016 and 2015 of approximately RMB34.3 million and RMB 723.1 million, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

