Form 20-F
period 2017-12-31
Dunxin Financial Holdings Ltd
filed 2018-04-30
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to _________

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

6th Floor, Block 1, Hubei Daily Culture Creative Industrial Park,

No. 181 Donghu Road, Wuchang District,

Wuhan City, Hubei Province, 443000

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Qizhi Wei

Chief Executive Officer

Tel: +86-27-88569912

E-mail: ir@dunxin.us

Fax: +86-27-88569777

6th Floor, Block 1, Hubei Daily Culture Creative Industry Park,

No. 181 Donghu Road, Wuchang District,

Wuhan City, Hubei Province, 443000

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value $0.00005 per share American depositary shares, each representing 48 ordinary shares	New York Stock Exchange* New York Stock Exchange

* Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017:1,000,000,000 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

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

2

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, par value $0.00005 per share(the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares;

•	“CBRC” refers to the China Banking Regulatory Commission;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this document only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Company,”“we,” and “us” refer to Dunxin Financial Holdings Limited, a Cayman Islands company, and its consolidated subsidiaries, including the 80% VIE operating company, Hubei Chutian Microfinance Co., Ltd., a PRC company following the closing of the CIB Transaction (defined below). When used herein to describe events prior to the CIB Transaction, the terms “Company,” “Xiniya,” “we,” and “us” refers to Dunxin Financial Holdings, Limited (formerly known as China Xiniya Fashion Limited) and its consolidated subsidiaries before such time.

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and an indirect 80% variable interest entity of Dunxin Financial Holdings Limited;

•	“Chutian Holding” refers to Wuhan Chutian Holding Limited, a PRC company;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

•	“HK$” refers to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“IFRS” refers to International Financial Reporting Standards;

•	“microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services.

•	“MOFCOM” refers to the Ministry of Commerce;

•	“PBOC” refers to the People’s Bank of China;

•	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

•	“RMB” and “Renminbi” refer to the legal currency of the PRC;

•	“SAFE” refers to the State Administration of Foreign Exchange;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities act of 1933, as amended;

•	“Shares” or “ordinary shares” refer to our ordinary shares, par value $0.00005 per share;

•	“True Silver” refers to True Silver Limited, a British Virgin Islands company

•	“U.S. dollars” and “$” refer to the legal currency of the United States;

•	“VIE” refers to variable interest entity; and

This annual report includes our audited consolidated statements of comprehensive income data for the years ended December 31, 2015, 2016 and 2017, and consolidated statements of financial position data as of December 31, 2016 and 2017.

We completed the initial public offering of 8,000,000 ADSs, each representing the right to receive four (4) ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XNY” and on December 28, 2017, we transitioned to the NYSE American and began trading under our new symbol "DXF" on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	Any changes in the laws of the PRC or local province that may affect our operation;

•	Inflation and fluctuations in foreign currency exchange rates;

•	Our ability to develop and market our microfinance lending business in the future;

•	Our exposure to risk associated to the geographic concentration of loans in Hubei Province.

•	Our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

•	Our ability to maintain effective internal control over financial reporting;

•	Our ability to maintain or increase our market share in the competitive markets in which we do business;

•	Our dependence on the growth in demand for our products;

•	Our ability to diversify our product offerings and capture new market opportunities;

•	The costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and

•	The loss of key members of our senior management.

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

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA

Unless otherwise indicated, the terms “Company,” “we,” and “us” refer to Dunxin Financial Holdings Limited, a Cayman Islands company, and its consolidated subsidiaries, including the 80% VIE operating company, Hubei Chutian Microfinance Co., Ltd., a PRC company following the closing of the CIB Transaction (defined below). When used herein to describe events prior to the CIB Transaction, the terms “Company,” “Xiniya,” “we,” and “us” refers to Dunxin Financial Holdings, Limited (formerly known as China Xiniya Fashion Limited) and its consolidated subsidiaries before such time.

On December 28, 2017, Honest Plus acquired 91,997,543 Shares and Perfect Lead acquired 22,999,386 Shares for an aggregate purchase price of RMB86,426,660 (or approximately $0.11 per share) pursuant to a Share Purchase Agreement, as amended on October 27, 2016, and on December 10, 2017 (the “Share Purchase Agreement”), by and between Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), Qiming Xu, the chairman and chief executive officer of the Xiniya (“Mr. Qiming Xu”), Honest Plus, and Perfect Lead. Wei Qizhi, our chairman and chief executive officer, is the sole director of Honest Plus and Perfect Lead.

As a condition to the Share Purchase Agreement, on December 10, 2017, the Xiniya entered into (1) a Share Transfer Agreement with Qiming Investment pursuant to which the Xiniya agreed to sell Xiniya Holdings Limited, the Xiniya’s wholly-owned subsidiary in Hong Kong, to Mr. Qminig Xu in exchange for a purchase price of RMB228,000,000 (approximately $34,588,428) (“Divestiture”) subject to the terms set forth therein, and (2) a Securities Purchase Agreement with True Silver Limited (“True Silver”), a British Virgin Islands company, and Honest Plus pursuant to which the Xiniya agreed to acquire all of the issued and outstanding shares of True Silver owned by Honest Plus for a purchase price of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 newly issued ordinary shares of the Xiniya (“Acquisition”) at RMB1.00 ($0.15) per share, which through a VIE structure, operates and consolidates eighty percent (80%) of the financial results of Hubei Chutian Microfinance Co., Ltd., a Chinese company that engages in the lending of small loans to customers in China (“Chutian”). On December 28, 2017, the Divestiture and the Acquisition closed concurrently with the closing of the Share Purchase Agreement (collectively, the “CIB Transaction”). At the closing of the CIB Transaction, the Company discontinued its apparel business and became a microfinance lender in Hubei Province.

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the controlling shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes.

Accordingly and except as otherwise provided, beginning with this annual report on Form 20-F, the historical financial statement of True Silver are treated as the historical financial statements of the Company.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected historical consolidated financial information set forth below has been derived from our annual audited consolidated financial statements for the Company for the three-year period ended December 31, 2017. In addition, see “Explanatory Note and Presentation of Our Financial and Operating Data” for further details on the presentation of the financial statements and the history of the Company.

With respect to the selected consolidated financial data for the two earliest years of the five-year period (2013 and 2014), we omitted such information because we are not able to provide the historic financial data without unreasonable effort and expense.

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

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the Company for the years ended December 31, 2017, 2016, and 2015. The information has been derived from our annual audited consolidated financial statements.

	For the Year Ended December 31
	2015	2016	2017	2017
Selected Statement of Comprehensive Income data	RMB	RMB	RMB	US$
	(amounts in thousands, except for per share data)
Interest and fee income
Interest income on loans	68,012	83,920	115,752	17,791
Fees on loans	31,895	20,976	3,887	597
Total interest and fee income	99,907	104,896	119,639	18,388

Interest expenses on loans	(16,075)	(22,151)	(38,140)	(5,862)
Business related taxes and surcharges	(5,685)	(1,152)	(674)	(103)
Total interest expense	(21,760)	(23,303)	(38,814)	(5,965)

Net interest income	78,147	81,593	80,825	12,423
Provision for loan losses	(9,396)	(6,360)	(3,580)	(550)
Net interest income after provision for loan losses	68,751	75,233	77,245	11,873

Non-interest and other income	476	1,772	815	125

Operating costs and expenses
Sales and marketing	(4,236)	(4,899)	(3,138)	(482)
General and administrative	(10,295)	(14,937)	(26,720)	(4,107)
Total operating costs and expenses	(14,531)	(19,836)	(29,858)	(4,589)

Income before taxes	54,696	57,169	48,202	7,409
Income tax expense	(17,841)	(15,221)	(14,636)	(2,250)
Net income	36,855	41,948	33,566	5,159

Profit attributable to:
Owners of the company	29,484	33,558	26,853	4,127
Non-controlling interests	7,371	8,390	6,713	1,032
	36,855	41,948	33,566	5,159

Earnings per ordinary share, basic and diluted(1)	0.16	0.18	0.14
Weighted average number of ordinary shares used in computing basic and diluted earnings per ordinary share	227,716,692	227,716,692	236,180,071
Earnings per ADS(2)	1.20	1.27	1.05
Dividends declared per share	N/A	N/A	N/A

___________

(1)	Earnings per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported.

(2)	Prior to December 17, 2014, each ADS represented four Shares, from December 18, 2014, each ADS represents 16 Shares and from December 28, 2017, each ADS represents 48 Shares. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by 48. Earnings per ADS during the respective periods have been retrospectively adjusted to the reverse stock split on December 28, 2017. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company translated to USD at year end rate by the weighted average number of ADS.

	As of December 31
	2015	2016	2017	2017
Selected Statement of Financial Position Data	RMB	RMB	RMB	US$
	(amounts in thousands)
Cash and cash equivalents	65,741	96,791	21,717	3,338
Total current assets	537,035	802,018	868,146	133,432
Total non-current assets	1,305	779	983	151
Total assets	538,340	802,797	869,129	133,583
Total current liabilities	176,833	223,112	265,076	40,741
Net assets	361,507	579,685	604,053	92,841
Total shareholders’ equity	361,507	579,685	604,053	92,841

Exchange Rate Information

We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States as of December 31, 2017, which was RMB6.5063 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 30, 2018, the exchange rate as published by the Federal Reserve Board was RMB6.2726 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate (1)
	Period End	Average (2)	Low	High
2014	6.2046	6.1886	6.2256	6.1490
2015	6.4778	6.2821	6.1124	6.4896
2016	6.9430	6.6412	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
October	6.6328	6.6254	6.5712	6.6533
November	6.6090	6.6200	6.5967	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6,5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565

_________

(1)	The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Relating to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in early 2013 and have a limited operating history. Our interest and fee income on loans was RMB99.9 million, RMB104.9 million and RMB119.6 million ($18.4 million) in 2015, 2016 and 2017, respectively. Our growth rate since 2015 may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

•	obtain sufficient working capital and increase our registered and paid-up capital to support expansion of our loan portfolio;

•	comply with any changes in the laws and regulations of the PRC or local province that may affect our lending operations;

•	expand our borrowers base;

•	maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;

•	implement our customer development, risk management and acquisition strategies and adapt and modify them as needed;

•	integrate any future acquisitions; and

•	anticipate and adapt to changing conditions in the Chinese lending industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

If we are unable to address any or all of the foregoing risks, our business and results of operations may be materially and adversely affected.

We rely heavily on loans to our customers in Wuhan City. Failure to maintain or increase our lending to our customers may adversely affect our results of operations.

We generate substantially all of our interest and fee income from loans to customers in Wuhan City, Hubei Province. If we are unsuccessful in maintaining or increasing our lending to our customers in Wuhan City, Hubei Province, our business, results of operations and prospects may be materially adversely affected.

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

Reserves for loan losses may not be sufficient to absorb future losses or prevent a material adverse affect on our business, financial condition, or results of operations.

Our risk management procedures use historical information to estimate any potential losses based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. The allowance for loan losses as of December 31, 2017, was established at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date in accordance with IFRS. As of December 31, 2017, collective and individual assessments were reflected in the allowance for loan losses.

The loan loss allowance policy of our Company considers that the loans backed by collateral and guarantee are of the same importance in determining allowance for loan loss. In addition, we calculate the loss allowance amount pursuant to IFRS as set forth below:

1.	Collective assessment – is based on the total loan receivable balance and is to be used to cover unidentified probable loan loss.

2.	Individual assessment – is an allowance set aside covering losses due to risks related to a particular region, industry, company or type of loans. The allowance rate is decided based on management estimate of loan collectability.

However, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse affect on the business, financial condition and results of operations.

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009, we should make sufficient allowance for the loan losses. As of December 31, 2015, 2016 and 2017, collective and individual assessment for loan losses of RMB16.9 million, RMB21.3 million, and RMB26.7 million ($4.1 million) were provided, respectively, which represented 3.5%, 3.1%, and 3.3% of our outstanding loans, respectively. As of December 31, 2015, 2016 and 2017, delinquent loans that were subject to 100% loan loss allowance, were nil, RMB8.1 million and RMB11.7 million ($1.8 million), respectively.

While we believe that our management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or change in accounting guidance, which could negatively affect our results of operations and financial conditions.

There are no nationwide laws or regulations that govern our industry.

As of December 2017, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microcredit Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government.

Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces. On February 6, 2013,we were issued an Official Reply (E Jin Ban Fa No. [2013]14) by the Financial Office of People’s Government of Hubei, which approved us under the pilot program as a microfinance lender, as proposed by the Wuchang People’s Government. As such, we are not required to obtain any other operation approvals or qualification for conducting its business after receiving the approval of establishment. However, any changes at the national or provincial level relating to the regulation of the microfinance industry may adversely affect our business and results of operations.

We do not strictly adhere to one of the principles under Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province, and may be deemed not be in compliance with the provincial local regulatory policies.

One of the provisions of the Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province（《湖北省小额贷款公司试点暂行管理办法》（鄂金办发[2009]18号）) provides that “when granting loans, microfinance companies shall adhere to the principle of “small sum and decentralization”. Microfinance companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microfinance company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB0.5 million, while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital”. Currently, we do not strictly adhere to this principle of “small sum and decentralization” since some of its loans balance to borrowers of a single account is more than RMB0.5 million. As a result, the provincial local regulatory authorities may have the discretion to determine that we are not in compliance with the provincial local regulatory policies. Although we have not received any notices, warnings or inquiries from provincial local regulatory authorities, there is no assurance that we will not be subject to fines, penalties, rectification by the provincial local regulatory authorities, or have its business suspended or license revoked if we do not rectify its deficiencies after receiving notice from such authorities. Any of these occurrences would adversely affect our business and results of operations.

Our current operations in China are territorially limited to the Hubei Province.

In accordance with the PRC state and provincial laws and regulations relating to microfinance companies, we are not allowed to make loans to businesses and individuals located outside of the City of Wuhan. Our business and future growth opportunities depend on the growth and stability of the economy in the City of Wuhan. A downturn in the local economy or the implementation of local policies unfavorable to SMEs will cause a decrease in the demand for our loan and will negatively affect borrowers’ ability to repay their loans on a timely basis, both of which will have a negative impact on our profitability and business.

Changes in the interest rates and spread could have a negative impact on our revenues and results of operations.

Our revenues and financial condition are dependent on net interest income, which is the difference between interest earned from loans we provide and interest paid to the borrowings we obtain from various individuals and companies through securities exchanges. The narrowing interest rate spread could adversely affect our earnings and financial conditions. If we are not able to control our funding costs or adjust our lending interest rate in a timely manner, our interest margin will decline.

The business is subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans in our direct loan business. As a microfinance company, we extend credit to small and medium-sized enterprises, farmers and individuals. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders.

In addition, approximately 96% to 99% of our revenue comes from Wuhan City, with the remaining 1% to 4% coming from the rest of the Hubei Province. Therefore, our ability to diversify our economic risks is limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the value of the real property used as collateral in our direct loan business. Such adverse changes in the local economy may have a negative impact on the ability of borrowers to repay their loans and our results of operations and financial condition may be adversely affected.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our primary business activities include offering direct loans to our customers. If we are unable to maintain and grow the operating revenues from our business, our future revenues and earnings are not likely to grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Competition in the microfinance industry is growing and could cause us to lose market share and revenues in the future.

We believe that the microfinance industry is an emerging market in China. On January 25, 2018, the PBOC published statistics, dated December 31, 2017, that a total of 283 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.7 billion) among these microfinance lending companies. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($16.6 million), whereas our registered and paid-up capital was RMB450 million ($69.2 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.9 million), whereas our outstanding loan portfolio was RMB818.1 million ($125.7 million) as of December 31, 2017.

We may face growing competition in the microfinance industry and we believe that the microfinance market is becoming more competitive as this industry matures and begins to consolidate. We currently compete with traditional financial institutions, other microfinance companies, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this document. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through Chutian through a series of subsidiaries and the VIE Agreements. As a result, our business may be negatively affected due to the loss of one or more members of our management.

We require highly qualified personnel and if we are unable to hire or retain qualified personnel, we may not be able to grow effectively.

Our future success also depends upon our ability to attract and retain highly qualified personnel. Expansion of our business and our management will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. We may not be able to attract or retain highly qualified personnel. Competition for skilled personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

Our controlling shareholder will have substantial influence over us and its interests may not be aligned with the interests of our other shareholders.

We currently have 1,000,000,000 issued and outstanding ordinary shares. Honest Plus and Perfect Lead, which are controlled by Mr. Wei, our Chairman and Chief Executive Officer, beneficially hold a significant percentage of our voting equity. Honest Plus beneficially owns approximately 86.4% of our outstanding ordinary shares, and Perfect Lead beneficially owns approximately 2.3%of our outstanding ordinary shares. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus. As such, Mr. Wei, through Honest Plus, will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

We may have difficulty in establishing adequate management and financial controls in China.

China has only recently begun to adopt the management and financial reporting concepts and practices that investors in the United States are familiar with. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are required of a United States public company. If we cannot establish such controls, or if we are unable to collect the financial data required for the preparation of our financial statements, or if we are unable to keep our books and accounts in accordance with IFRS for business, we may not be able to continue to file required reports with the SEC, which would likely have a material adverse affect on the performance of our ordinary shares and ADS.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of ordinary shares in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be investors’ sole source of gain for the foreseeable future.

Our bank accounts are not insured or protected against loss.

We maintain our cash primarily with Agricultural Bank of China and China Merchants Bank, which both are top 6 commercial banks in China according to the ranking by China Banking Association. Under Regulations on Deposit Insurance (Order No. 660 of the State Council of the People's Republic of China) that were effective on May 1, 2015:

•	Commercial banks established in PRC are required to purchase deposit insurance;

•	The deposit insurance has reimbursement limits, with the maximum reimbursement limit set at RMB 500,000; and

•	Where the total amount of the principal and interest of the deposits in all the insured deposit accounts opened by the same depositor with the same Insured Institution is within the maximum reimbursement limit, the depositor shall be reimbursed in full amount; and, any portion in excess of the maximum reimbursement limit shall be paid from the liquidation assets of the Insured Institution pursuant to the law.

However, our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Risks Related to Our Corporate Structure

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in the PRC through the VIE Agreements, a series of contractual arrangements entered into among True Silver, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement. As a result of these VIE Agreements, we manage and operate our microfinance lending business through Chutian pursuant to the rights it holds under our VIE Agreements. A majority of the economic benefit and almost all of the risks arising from Chutian’s operations are ultimately enjoyed and undertaken by the Company under these agreements. Details of the VIE Agreements are set out in “History and Development of the Company”.

There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable. Although we believe we are in compliance with current PRC regulations in the execution and implementation of the VIE Agreements, we cannot assure you the PRC government would agree that the VIE Agreements fully comply with existing PRC policies or with policies that may be adopted in the future. PRC laws and regulations governing the validity of these VIE Agreements are uncertain. If the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;

•	discounting or restricting the operations of Chutian;

•	imposing conditions or requirements in respect of the VIE Agreements with which the Company or Chutian may not be able to comply;

•	requiring the Company to restructure the relevant ownership structure or operations;

•	taking other regulatory or enforcement actions that could adversely affect our business; and

•	revoking the business licenses and/or the licenses or certificates of Chutian or Chutian Holding, and/or voiding the VIE Agreements.

Any of these actions would adversely affect our ability to manage, operate and gain the financial benefits of Chutian, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Chutian under the VIE Agreements may not be as effective as direct ownership.

We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of Chutian. However, the VIE Agreements may not be as effective in providing us with control over Chutian as direct ownership. Under the current VIE Agreements, if Chutian fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Chutian, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the VIE Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitral proceedings. If Chutian or its shareholders fail to perform the obligations under the VIE Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing Chutian to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in the PRC is not as developed as in some other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in the PRC legal system could limit our liability to enforce the VIE Agreements and protect our interests.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We generate our revenues through the payments we receive pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability, or cause other adverse financial consequences. According to the PRC Tax Administration and Collection Law, in the case of a transfer pricing related adjustment, the statute of limitation is three years normally and 10 years in special instances.

We rely on the approval certificates and business license held by Chutian for our microfinance lending business and any deterioration of the relationship between Chutian and us could materially and adversely affect our business operations.

We operate our microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. There is no assurance that Chutian will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones it currently holds.

Further, our relationship with Chutian is governed by the VIE Agreements which is intended to provide us with effective control over the business operations of Chutian. However, the VIE Agreements may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. Chutian could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputations and business could be severely harmed.

If Chutian Holding exercises the purchase option it holds over Chutian’s share capital pursuant to the Exclusive Purchase Option Agreement, the payment of the purchase price could materially and adversely affect our financial position.

Under the Exclusive Purchase Option Agreement, Chutian Holding has the option to purchase up to 80% of the equity interest in Chutian at a price based on the circumstances of the exercise of the option as determined by the relevant parties, provided that the acquisition will not violate any PRC laws or regulations in effect. As Chutian is already our contractually controlled affiliate, Chutian Holding’s exercising of the option would not bring immediate benefits to our company, and payment of the purchase price could adversely affect our financial position.

Risks Relating to Doing Business in China

Our business may be materially adversely impacted by the global financial crisis and economic downturn.

We operate our business in the PRC. Any future global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:

•	we may face severe challenges, loss of customers and other operation risks during the global financial crisis and economic downturn;

•	under difficult economic conditions, borrowers may seek to reduce the loan size or discontinue borrowings; and

•	financing and other sources of liquidity may not be available on reasonable terms or at all.

These risks may be exacerbated in the event of a prolonged economic downturn or financial crisis.

A slowdown of the Chinese economy or adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We are a holding company and all of our operations are entirely conducted in the PRC. Although the PRC economy has grown in recent years, such growth may not continue. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our loan and may have a material adverse effect on our business.

China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

China moves to liberalize interest rates and deposit rates may create more competition.

China has been slowly liberalizing its interest rate and deposit rate policies to a market driven policy to try to move away from a policy based on artificially imposed ceiling or floor to a market system policy based market demands for financial services. This marketization of interest rates and deposit rates may result in increased competition from banks and competitors and the narrowing of the interest rate spread for loan products which may materially adversely affect our business and results of operations.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

Our microfinance business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way we conduct our business and may negatively impact our financial results.

We are subject to extensive and complex state, provincial and local laws, rules and regulations with regard to our loan operations, capital structure, and allowance for loan losses, among other things. These laws, rules and regulations are issued by different central government ministries and departments, provincial and local governments while enforced by different local authorities.

In addition, it is not clear whether microfinance companies are subject to certain banking regulations that the state-owned and commercial banks are subject to, including the regulation with regard to loan loss reserves. Therefore the interpretation and implementation of such laws, rules and regulations may not be clear and occasionally we have to depend on oral inquiries with local government authorities. As a result of the complexity, uncertainties and constant changes in these laws, rules and regulations, including changes in interpretation and implementation of such, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or are found to be in violation of the applicable laws, regulations and policies as a result of a different position from ours taken by the competent authority in the interpretation of such applicable laws, regulations and policies. If we were found not to be in compliance with these laws and regulations, we may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on our business operation and profitability.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside the United States.

We are incorporated in the Cayman Islands and we conduct all of our operations in China through Chutian, our consolidated VIE in China. In addition, all of our officers and our chairman reside outside the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to conduct due diligence on the business or attend shareholders meetings if such meetings are held in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the United States.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. On August 11, 2015, the PBOC led central parity quoting banks to further improve the formation mechanism of the RMB against the US dollar, indicating that the central parity quoting price shall be decided with reference to the closing price on the previous trading day. On December 11, 2015, the China Foreign Exchange Trade System launched the RMB exchange-rate index, which strengthened the reference to a currency basket to better maintain the stability of the RMB exchange rate against the currencies in the basket. As a result, the CNY/USD central parity formation mechanism of “closing rate + exchange-rate movements of a basket of currencies” was developed. In June 2016, the Foreign Exchange Self-Disciplinary Mechanism was established, allowing financial institutions to play a more important role in maintaining orderly operations in the foreign-exchange market and in an environment for fair competition. In February 2017, the Foreign Exchange Self-Disciplinary Mechanism adjusted the reference period for the central parity against the currency basket from 24 hours ahead of submitting the quotes to 15 hours between the closing on the previous trading day and the submission of the quotes, which avoided repeated references to the daily movements of the USD exchange rate in the central parity of the following day. In general, the RMB exchange-rate central parity formation mechanism has been improving, which has effectively improved the rule-based, transparent, and market-oriented nature of RMB exchange-rate policies and has played an active role in stabilizing exchange-rate expectations. The flexibility of the RMB exchange rate against the US dollar was further strengthened, exhibiting larger two-way fluctuations. We cannot predict how this new policy and mechanism will impact the RMB exchange rate.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our ordinary shares in U.S. dollars. In addition, any fluctuations in the exchange rate between the RMB and the U.S. dollar could result in foreign currency translation losses for financial reporting purposes.

Future inflation in China may inhibit economic activity and adversely affect our operations.

The Chinese economy has experienced periods of rapid expansion in recent years which can lead to high rates of inflation or deflation. This has caused the PRC government to, from time to time, enact various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to once again impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China. Any action on the part of the PRC government that seeks to control credit and/or prices may materially adversely affect our business operations.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of shareholder loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, shall be limited to within the margin between the total investment and registered capital approved by the examination and approval authorities. Within the scope of the aforementioned margin foreign-invested enterprises may voluntarily contract foreign debts. Where the margin is exceeded, the original examination and approval authorities shall re-conduct appraisal and determination of total investment. Such loan shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be subject to record-filing via the Comprehensive Management System of MOFCOM. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and taken effect from June 1, 2015, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within its business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of its foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in its Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

Circular 59, Circular 19 and Circular 16 may significantly limit our ability to effectively use the proceeds from future financing activities as the Wholly Foreign Owned Enterprise (“WFOE”) may not convert the funds received from us in foreign currencies into RMB or may not use the RMB funds obtained from foreign exchange settlement for certain purposes, which may materially adversely affect our liquidity and our ability to fund and expand our business in the PRC.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our company, our SEC reports, other filings or any of our other public pronouncements.

The approval of the CSRC may be required in connection with our initial public offering that was completed in November 2010; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

We completed our initial public offering in November 2010. The application of the M&A Rules with respect to our initial public offering remains unclear. Based on the advice of our PRC legal advisor at the time, Beijing H&J Law Firm, we believe that no CSRC approval was required in the context of our initial public offering at that time for Fujian Xiniya Garments and Wearing Co. Ltd., our then indirect wholly foreign-owned enterprise, a company that was incorporated in the PRC prior to the implementation of the M&A Rules. However, the CSRC may disagree with this assessment. If CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, the relevant regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. Meanwhile, any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

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

We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or Chutian to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends from our wholly-owned subsidiaries and service, license and other fees paid to our wholly-owned subsidiary in China by Chutian for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary and Chutian is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary and Chutian incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of Chutian to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

Most members of our management team are based in China and are expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, if we are deemed to be a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

In addition, the EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our common shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law and, as a result, the value of your investment may be materially and adversely affected.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations, our reputation, and the trading price of its ADSs.

Certain U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has been centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of certain U.S.-listed Chinese companies has sharply decreased in value. Certain companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity will have on our business and the trading price of our ADSs. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing the company. Such allegations may materially adversely impact our business operations, our reputation, and the trading price of our ADSs.

Risks Relating to our Ordinary Shares and ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The market price for our ADSs has fluctuated significantly since our ADSs became listed on the New York Stock Exchange, or the NYSE, on November 23, 2010, and listed on NYSE American as of December 28, 2017. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	change in business as a result of the Divestiture and Acquisition;

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new investments and/or acquisitions, and the amount of cash flow from our operations. If our existing cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of microfinance lending company;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation on the microfinancing lending industry in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged global economic recession. If we fail to raise additional funds, we may need to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to acquire necessary technologies, products or businesses, hire, train and retain employees, market our programs, services and products, or respond to competitive pressures or unanticipated capital requirements.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our ADSs securities could decline.

The trading market for our ADSs is influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the microfinancing lending market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our ADSs may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

Our ADSs would be subject to delisting from the NYSE American if we are unable to achieve and maintain compliance with the NYSE American’s continued listing standards.

Under the NYSE American Company Guide (the “Company Guide”), we are required to maintain a minimum continued listing standards on the NYSE American. If we are unable to maintain compliance with such Company Guide for continued listing, our ADSs would be subject to suspension and delisting.

If we are unable to comply with the NYSE American’s continued listing standards, there may be a significant decline in the trading price, trading volume and liquidity of our ADSs. In addition, the suspension and delisting of our ADSs would lead to decreases in analyst coverage and market-making activity relating to our ADSs, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our ADSs holders to sell their ADSs at prices comparable to those in effect prior to delisting or at all.

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2017, we had 1,000,000,000 ordinary shares outstanding, including 93,121,680 ordinary shares represented by 1,940,035 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, we completed the Divestiture and Acquisition. In connection with the Acquisition, we purchased all of the issued and outstanding ordinary shares of True Silver for a cash payment of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 of our ordinary shares at RMB1.00 ($0.15) per share, and True Silver became our wholly owned subsidiary. True Silver utilizes a VIE structure to operate and consolidate 80% of the financial results of Chutian.

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the controlling shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes. Accordingly, we changed our business from an apparel business to a microfinance lending business in Hubei Province, China. We currently operate our microfinance lending business through Chutian.

The following is a brief description of each of the Company’s subsidiaries:

•	Chutian HK. Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of registered share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is wholly owned by True Silver.

•	Chutian Holding. Wuhan Chutian Investment Holding Limited (“Chutian Holding”) is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016. Chutian Holding has been issued a Business License (unified social credit code: 91420100MA4KPA0H54) by Wuhan Administration for Industry and Commerce on November 4, 2016, and a Recordation Receipt for Establishment of Foreign-Invested Enterprises (recordation No.: Wu Shang Zi Bei 201600006) issued by the Wuhan Commercial Bureau on October 19, 2016.

•	Chutian. Hubei Chutian Microfinance Co., Ltd. is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, China. Through a series of contractual agreements (VIE Agreements), Chutian Holding is deemed to control 80% of Chutian and have rights to consolidate 80% of Chutian’s audited financial results.

The following is a brief description of the VIE Agreements entered into on August 10, 2017, between Chutian Holding and Chutian, through which we control 80% of Chutian:

•	Exclusive Consigned Management Service Agreement. Pursuant to the Exclusive Consigned Management Service Agreement between Chutian and Chutian Holding, Chutian Holding was appointed as the exclusive services provider to Chutian (including its subsidiaries, branches and any other invested entities) for the following services: comprehensive business support, including but not limited to, daily business management consulting, financial consulting, professionals and technical training during the term of this Agreement in accordance with the terms and conditions of this Agreement. For services rendered to Chutian by Chutian Holding under this Agreement, Chutian Holding is entitled to collect a service fee equal to 80% of the net operating income of Chutian (the “Service Fees”). The Service Fees are due and payable on a quarterly basis; provided, however, in principle, the payment of the Service Fees should not cause any difficulty to the operation of either party to this Agreement. The exclusive Consigned Management Service Agreement has a term of five (5) years. Chutian is not entitled to unilaterally terminate this Agreement.Chutian Holding has the right to terminate this Agreement by giving a thirty (30) day prior notice to Chutian. This Agreement could be extended based on the originally agreed terms upon expiration if Chutian Holding gives written confirmation before expiration of the agreement. The period of extension will be decided by Chutian Holding, which Chutian is required to unconditionally accept.

•	Exclusive Purchase Option Agreement. Under the Exclusive Purchase Option Agreement, Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, and Wenting (Tina) Xiao (collectively “Shareholders holding 80% Equity Interests of Chutian”) irrevocably granted to Chutian Holding, or any third party designated by WFOE, an exclusive purchase option right, at any time to purchase all or part of such shareholders’ current and future equity interests in Chutian, to the extent permitted by PRC laws and regulations. Apart from Chutian Holding or any third party designated by Chutian Holding, no other person has the right to purchase such equity interests in Chutian. Shareholders holding 80% Equity Interests of Chutian are required to transfer their respective equity interests in Chutian to Chutian Holding in accordance with their percentage ownership of such equity interests provided Chutian Holding selects to purchase such shareholders’equity interests. Chutian irrevocably granted to Chutian Holding or any third party designated by Chutian Holding an exclusive purchase option right, at any time to purchase all or a substantial part of Chutian’s assets, to the extent permitted by PRC laws and regulations.

•	Shareholders’ Voting Proxy Agreement. Under the Voting Proxy Agreement, the Shareholders holding 80% Equity Interests of Chutian irrevocably granted and entrusted Chutian Holding or their designee to be their exclusive proxy to exercise their voting rights that they would have at a shareholders’ meeting or by written consent for the maximum period permitted pursuant to the PRC laws and in accordance with and within the limitations of the PRC laws and the then effective articles of association of Chutian, including but not limited to, the following rights:

(a)	to attend and participate in the shareholders’ meetings of Chutian as the voting proxy of the Shareholders holding 80% Equity Interests of Chutian;

(b)	to vote on the matters proposed at the shareholders’ meetings, including, but not limited to, voting on the appointment and election of the directors and supervisors of Chutian;

(c)	to suggest convening the shareholders’ meetings of Chutian; and

(d)	all other voting rights entitled to the shareholders of Chutian as stipulated in the articles of association of Chutian, as amended from time to time.

•	Share Pledge Agreement. Under the Share Pledge Agreement, the Shareholders holding 80% Equity Interests of Chutian pledged all of their equity interests in Chutian to Chutian Holding to guarantee the performance of Chutian’s obligations under the Exclusive Consigned Management Agreement, Shareholders Voting Proxy Agreement and Exclusive Purchase Option Agreement (the “Main Agreements”). The equity pledge under the agreement constitutes a continuous guarantee and remains effective before fulfillment of the obligations under the Main Agreements or full repayment of the guaranteed liability.

Our ADSs were listed on the New York Stock Exchange on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. Our current ratio of our ADS to ordinary shares is 1:48. We were traded under the symbol “XNY” from November 23, 2010 to March 4, 2018, and on March 5, 2018, we began trading under the symbol “DXF.”

The following diagram illustrates our current corporate structure:

DUNXIN FINANCIAL HOLDINGSLIMITED
100%
TRUE SILVER LIMITED
100%
CHUTIAN FINANCIAL HOLDINGS (HONG KONG) LIMITED
100%
Outside China
Inside China
WUHAN CHUTIAN INVESTMENT HOLDINGS CO. LTD. (WFOE)
80% VIE arrangement
HUBEI CHUTIAN MICROFINANCE CO., LTD.

Our principal executive offices are currently located at 6th Floor, Block 1, Hubei Daily Culture Creative Industrial Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China. The Company’s current telephone number at this address is +86-27-88569912, and its current fax number is +86-27-88569777. The Company’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our current website is www.hbctf.com. The information contained on our website does not constitute a part of this document. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

B. Business Overview

Overview

We are a lending company primarily engaged in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in Hubei province of the People’s Republic of China. We operate our microfinance lending business through our wholly owned subsidiaries, including our 80% VIE operating company, Chutian. All of our operations are conducted in the PRC through Chutian. We operate our microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements.

We typically provide family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Based on our business environment and funding demands, we focus on maintaining short term loan facilities that are small in size and plan to diversify our customer base into multiple industries.

Industry and Market

Under China’s current financial systems, most commercial loans are made by China’s state-owned banks and commercial banks. However, due to concerns over payment risks, the banks in China tend to only lend to large private companies and state-owned companies. The small and medium-sized enterprises (“SMEs”) and individuals have historically been an underserved segment of the Chinese banking market while SME’s represent a significant part of China’s economy.

The number of SMEs in China is significant. They account for over 48% of China’s total enterprises, with micro-businesses making up over 50%. According to data compiled by the Development and Research Center of the State Council, SMEs account for nearly 60% of the GDP, 80% of the overall employment and more than half of the economic output of China as of 2012. As a result, SME financing demands are on the rise. In some degree, the microfinance lending companies fill the gaps in China’s financial system by serving farmers, individuals and the SMEs.

In most cases, the application process for microfinance companies is easier than traditional bank loans, and the borrowers typically receive loan approval and funds faster. However, the loan fees and interest charged by microfinance companies tend to be higher than traditional banks.

In a statement made by the China State Council in December 2015 (Positively Promote the New Consumption Leading Role to Accelerate a New Supply and New Motive Force), “China needs to promote financial products and service innovation, to support the development of consumption loan, encourage the qualified market entities to establish consumption financial companies, expand the pilot consumption financial companies to the whole country.”

In June 2017, the Ministry of Finance and the State Administration of Taxation jointly issued The Notice of Tax Policies Regarding Microfinance Companies to reduce the taxation burden of microfinance companies. This was seen as a positive move to promote the microfinance companies in China by helping to reduce operating costs.

According to iResearch, between 2014 and 2019, China’s unsecured consumer finance market is forecasted to grow at a compound annual growth rate, or CAGR, of 26.6% from RMB3.5 trillion to RMB11.4 trillion in terms of outstanding loan balance. As we continue to expand our business, we believe that we will be well positioned to capture the opportunities presented by this growing market.

Our Business

According to the information published by the PBOC on January 25, 2018, we are one of the 283 microfinance lending companies in Hubei Province, China. We use our website http://www.hbctf.com, our membership in certain industry associations to promote and to provide information about our company and our products. After learning about our company and our products, borrowers approached us to apply for their loans. We provide loans to individuals and companies through our credit teams. To date, we have provided over RMB2.1 billion ($0.3 billion) in loans to over 500 borrowers in Hubei Province.

Most of our borrowers are individuals and companies. Our typical size loans for individuals are around RMB4.0 million ($0.6 million), and are around RMB7.0 million ($1.1 million) for companies. Our loans are either guaranteed or secured and have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. The following is a description of our loan products:

•	Consumer Loans. We offer guarantee-backed personal loans, with terms ranging from three (3) months to six (6) months and with amounts ranging from RMB10,000 ($1,440) to RMB100,000 ($14,402), to working individuals. To qualify for this loan, the borrower must be domiciled in Wuhan and hold a Wuhan household registration. In addition, the borrower must have a reasonable loan purpose and a repayment plan. Borrowers are permitted to pay back the loan with their future salaries. We do not require any collateral for this loan, however, the borrower and a third-party guarantor are jointly and severally liable for the repayment of the loan.

•	Commercial Loans. We offer secured loans, with terms ranging from three (3) months to twelve (12) months and with amounts ranging from RMB100,000 ($14,402) to RMB500,000 ($72,014), to private business owners or individual business owners operating within Wuhan. This loan is mainly offered to businesses that are encountering temporary cash flow difficulties. In order to qualify, the borrower’s business must be in good standing with the fixed operation office and registered office in Wuhan. In addition, the borrower must have a reasonable loan purpose and a repayment plan. This loan is either secured by assets as collateral or guaranteed by a third-party.

•	Collateral-Backed Loans. We offer collateral-backed loans, with terms ranging from three(3) months to twelve (12) months and amounts ranging from RMB500,000 ($72,015) to RMB3,000,000 ($432,090) to individuals, private business owners, private enterprises, and other business entities in Hubei Province. The borrower is required to have a reasonable loan purpose and a repayment plan, and if the borrower is a business, the business must be in good standing with stable cash flow. The borrower must own real property or an automobile, and the loan is secured by assets as collateral.

•	Enterprise Loans. We offer collateral-backed loans, with terms ranging from three (3) months to twelve (12) months and lines of credit ranging from RMB3,000,000 ($432,090) to RMB 5,000,000 ($720,150), to small and medium-sized enterprise borrowers operating businesses in Hubei Province. The main purpose of this loan is to satisfy the borrower’s temporary cash flow needs. Borrowers are required to have a reasonable loan purpose, a repayment plan, and the business must be in good standing with stable cash flow. The loan is secured by assets as collateral with complete collateral ownership certification documents.

Market Opportunity and Growth Strategy

Our long-term objective is to become a leading lending institution that caters to serving the financial needs of consumers and small and medium-sized companies with funding flexibility and limited credit exposure. We intend to implement a three-pronged growth strategy to expand our Company:

•	Organic Growth: We intend to increase our lending capacity by using the cash generated from operations and by increasing our registered and paid-up capital for Chutian. Currently, we fund credit mainly through our investors. We plan to optimize our institutional funding sources by working with more diversified institutions, such as commercial banks, insurance companies, consumer finance companies, trust companies, and asset management companies. In order to streamline our business operations, we intend to secure more fixed and longer-term commitment from our institutional funding partners.

We are focusing our business in the fields of commercial loans and enterprise loans. We intend to conduct more business in consumer loans by streamlining our risk management, upgrading the informational technology system, and increasing our manpower.

Currently, our customers are mainly based in the city of Wuhan, but we will seek to expand our customer base to cover the entire Hubei Province. According to the Hubei Provincial Statistics Bureau, the total population of Hubei Province is around 58.85 million, and 10.76 million of them live in Wuhan. We believe that we shall be able to expand into other major cities of Hubei with our leading brand, established sales team, and increased working capital by actively promoting our company and our products via our website and attending activities organized by certain industrial associations.

•	Mergers and Acquisitions: We believe that the microfinance industry is an emerging market in China. On January 25, 2018, the PBOC published statistics, dated December 31, 2017, that a total of 283 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.7 billion) among these microfinance lending companies. The registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($16.6 million), whereas our registered and paid-up capital was RMB450 million ($69.2 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.9 million), whereas our outstanding loan portfolio was RMB818.1 million ($125.7 million) as of December 31, 2017. Based on the data, we believe we are in a stronger position than our competitors and there are opportunities to consolidate the market when the time is right. We believe that if we were able to consolidate it would enable us to achieve economies of scale, reduce our operation costs, and enter specific regional markets.

•	New Business Lines: We have identified new growth opportunities in the supply chain financing business, especially in equipment leasing and factoring. We have assembled a team to conduct market research and feasibility studies in the fields of leasing and factoring. Our initial study suggests that there are substantial potential opportunities in the light truck leasing business in the area surrounding Wuhan. Historically, Wuhan has been the transportation center of China. Wuhan has also become the logistic center of China because it is located in the heartland of China. As the city of Wuhan dramatically improves its infrastructure, we believe there will be a growth in opportunity in the regional and national trucking business. We may acquire some existing light truck lease business after we finish our market study and obtain approval from our board. The new business may become one of our major businesses in the future.

Strategic Advantages

We believe that we have the following strengths, which provide us with a competitive advantage and opportunity over our competitors:

•	Strong Capital Platform and Larger Registered and paid-up Capital. On January 25, 2018, the PBOC published statistics, dated December 31, 2017, that a total of 283 microfinance lending companies were registered in Hubei Province with average and paid-up registered capital of RMB108.1 million ($16.6 million). As of December 31, 2017, our registered and paid-up capital was RMB450 million ($69.2 million), which was four times larger than average microfinance lending companies. This capital strength gives us financial strength and financial flexibility to meet growing demand for credit from individuals and companies.

•	Established Risk Management System, Processes and Controls. We have a comprehensive risk management system, comprised of pre-loan investigation, loan review, post-loan review, and audit supervision. We have standardized risk management policies and procedures, formulated procedures on credit appraisal system, credit review system, the post-loan system and audit on risk management system. We set up a credit risk control committee to oversee the execution of our comprehensive risk management system and policies and procedures, particularly on larger loans, to effectively manage our credit risks.

•	Big Data Cross Verification Credit Risk Analysis. We have established a big data risk management system. We manage customer data effectively and have established a data exchange mechanism with domestic big data risk management institutions, where we can timely access legal proceedings against our customers and other personal credit conditions.

•	Professional Management Team. Our credit teams consists of one Chief Credit Officer, two executive vice president, four loan officers, three credit admin officers and seven credit risk officers, they come from varied backgrounds of prior experiences at banks, security companies, and investment companies. Approximately 75% of the team has more than three years of work experience in the financial industry, 25% of the team has master’s degrees in finance, and all main credit business personnel are Certified China Banking Professionals, whom have required knowledge and experience in lending business.

•	Brand Reputation. We were granted “Top 100 most competitive microfinance companies in China” for four consecutive years since 2013. In 2016, we were named “National Excellent Microfinance Company” by China Microcredit Companies Association, an association under the supervision by CBRC.

Employees

As of December 31, 2017, we have 38 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by PRC regulations, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We had 29, 31 and 38 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth by function the number of our employees as of December 31, 2017:

Function	As of December 31, 2017
Operations	8
Loan Department	10
Risk Management	7
Treasury	5
Finance and Administration	8
Total	38

Intellectual Property

As of December 2017, we do not own or have any significant intellectual property rights other than registered domain names (www.hbctf.com and www.dunxin.us). The domain name, www.hbctf.com, was registered on July 19, 2013, and will expire on July 19, 2018. The domain name, www.dunxin.us, was registered on February 1, 2018, and will expire on February 1, 2019. The Company intends to renew upon expiration. The Company is not materially dependent on any intellectual property.

Legal Proceedings

As of December 2017, Chutian has been involved in eight significant legal proceedings as claimants against various borrowers and guarantors. Chutian is the plaintiff in all eight proceedings, and all of the proceedings are incidental to the lending business. The pending litigations do not significantly impact the sustainable operation of Chutian’s business. Chutian has not been involved in any administration punishment.

There are no proceedings in which any of our directors, officers, or any beneficial shareholder of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to Chutian.

Competition

Chutian primarily competes with other microfinance companies in the Hubei Province. On January 25, 2018, the PBOC published statistics, dated December 31, 2017, that a total of 283 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.7 billion) among these microfinance lending companies. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($16.6 million), whereas our registered and paid-up capital was RMB450 million ($69.2 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.9 million), whereas our outstanding loan portfolio was RMB818.1 million ($125.7 million) as of December 31, 2017.

GOVERNMENT REGULATIONS

Regulatory Authorities of the Microfinance Industry in China

Currently in China there is no nationwide administrative regulatory authority for the microfinance industry at the state level. According to the Guiding Opinions on the Pilot Operation of Microcredit Companies, jointly issued by the CBRC and the PBOC, on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authorities to take charge of the supervision and administration of microfinance companies and which is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of microfinance companies within the province, autonomous region or municipality directly under the PRC government.

Local Regulatory Authority in Hubei Province, China

All provinces, autonomous regions, and municipalities directly under the PRC government must appoint their own regulatory authority for the microfinance industry. Currently, the microfinance industry in the PRC is primarily regulated by the financial offices or similar authority of the provincial government of the relevant provinces, autonomous regions and municipalities directly under the PRC government.

In Hubei Province, the Microcredit Work Joint Session and its office are the regulatory authorities for microfinance companies in Hubei Province. Pursuant to the Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province issued on May 13, 2009, the Microcredit Work Joint Session is responsible for the organization, coordination, administration, supervision, regulation, and the promotion of the pilot work of microfinance companies. The Microcredit Work Joint Session consists of the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province.

Regulatory Policies of the Microfinance Companies in China

A.	National Policy

Currently, there are no nationwide laws or regulations covering the microfinance industry in China. However, the Guiding Opinions on the Pilot Operation of Microcredit Companies（《中国银行业监督管理委员会、中国人民银行关于小额贷款公司试点的指导意见》（银监发〔2008〕23号））provides the following guidance on pilot operations for microfinance companies:

•	to establish a microfinance company, an applicant applies to the competent authority of the provincial government, and upon approval, must comply with registration formalities to obtain all necessary business licenses, approvals and certificates;

•	if a microfinance company is a limited liability company, its registered and paid-up capital must be at least RMB5 million ($0.8 million); and if it is a joint stock company, its registered and paid-up capital must be at least RMB10 million ($1.5 million). No single natural person, legal entity, other social organization or their respective affiliated parties can hold in excess of 10% of the total registered capital of the company;

•	the funds of a microfinance company mainly come from the capital contribution and funds donated by shareholders as well as funds raised from, at most, two banking financial institutions. A microfinance company must accept public supervision and shall not engage in any form of illegal fundraising;

•	according to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital;

•	Pursuant to Article 11 of the Work Guideline on the Pilot of Microcredit Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）) issued by the General Office of Hubei People's Government on April 19, 2012, a microfinance company can expand their finance percentage to the 100% of the net capital subject to the City(Provincial) Small-Sum Loan Joint Meeting’s recommendation and submission to the Province Small-Sum Loan Joint Meeting and with the approval of the said Province Small-Sum Loan Joint Meeting. The legal person shareholders of the small-sum loan companies that are approved to expand their finance percentage by the Province Small-Sum Loan Joint Meeting，can provide finance to the amount of no more than 50% of the net capital to the small-sum loan companies.

•	the balance of loan of a single borrower may not exceed 5% of the net capital of a microfinance company;

•	a microfinance company must conduct its operations according to market-oriented principles and lift the ceiling on the loan interest rate, which may not exceed that set by judicial department, and set the floor at 0.9 times the PBC Benchmark Rate. The specific floating range must be determined by the microfinance company based on market-oriented principles;

•	no founder (being natural person, legal entities and other social organization) of the microfinance companies and no natural person (who is nominated as a director, supervisor or senior management of microfinance companies) shall have a criminal or bad credit record;

•	a microfinance company shall, according to relevant provisions, set up prudent and normative asset classification and provision systems, accurately classify the assets, make full provision for allowance for doubtful accounts, and guarantee that its adequacy ratio of provision for asset losses always remains above 100% in order to fully cover all risks;

•	the PBOC will trace and monitor the interest rates and capital flows of microfinance companies, and will include them in the credit system. The microfinance company shall regularly provide that credit system with information about the borrower, loan amount, guarantee and repayment, and other business information; and

•	the microfinance company shall establish a sound corporate governance structure and credit management system and strengthen internal control.

Chutian does not meet the guide regarding the ownership limitation of 10%, since there were shareholders who respectively held 30% and 15% of the registered capital of Chutian at the establishment of Chutian in February 2013, and currently there are shareholders who hold respectively 20% and 19.8% of the registered capital of Chutian after the increase of Chutian’s registered capital from RMB300 million ($46.1 million) to RMB450 million ($69.2 million) in December 2016. However, both the establishment and the increase of registered capital of Chutian obtained the approval required by the provincial authority, in accordance with the provincial local regulatory policies, namely Work Guideline on the Pilot of Microcredit Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）issued on April 19, 2012 (see below Local Regulatory Policies in Hubei).

On October 26, 2017, the Administration of Taxation of the Ministry of Finance of the People’s Republic of China issued the Circular regarding the Tax Policy of Financing of Small and Micro Enterprises. This circular seeks to support agriculture-related and small-scaled businesses by giving certain tax incentives to financial institutions that lend to them. From December 1, 2017 to December 31, 2019, any interest income earned by financial institutions from farmers, small businesses, micro-enterprises, and privately or individually-owned businesses, shall be exempt from value-added tax. In order to qualify for this exemption, financial institutions must separately calculate and report interest earned from the aforementioned borrowers. Any interest income that is not calculated or reported separately shall not be eligible for the value-added tax exemption. In addition, from January 1, 2018 to December 31, 2020, financial institutions shall be exempt from paying stamp duty on loan agreements entered into with small businesses and micro-enterprises.

On November 21, 2017, the Office of Leading Group on Special Rectification of Risks in the Internet finance and Online Lending promulgated “the Notice to Immediately Suspend the Approval of Establishment of Online Microcredit Company ” (the Suspend Notice), according to which, regulatory authorities should not approve any of the establishment of new online microfinance company, nor approve any license of cross-provinces(districts, cities) microfinance business to the existing microfinance companies, effective from the date of the Suspend Notice.

Currently, Chutian is not involved in any business of online lending and internet finance and is not involved in any cross-provinces microfinance business.

B.	Local Regulatory Policies in Hubei

At present, pilot operations of microfinance companies are supervised and managed by authorized authorities at the provincial level. Provincial governments with a designated supervising authority for microfinance companies have promulgated various administration measures to establish that the provincial government authorities (such as provincial-level finance bureaus) are responsible for the supervision and management of microfinance companies. These provincial governments also issued various regulatory policies and measures for the purpose of supervising microfinance companies in their respective supervising regions.

Given that our microfinance business is confined to the region of Hubei Province, the following is a brief summary of the relevant laws and regulations applicable in the Hubei Province covering the microfinance industries:

•	Implement Opinions on the Pilot Operation of Microcredit Companies in Hubei Province (《湖北省人民政府办公厅关于小额贷款公司试点工作的实施意见（鄂政办发[2008]61号）) issued by the General Office of the Hubei Province People’s Government on September 10, 2008.

•	Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province（《湖北省小额贷款公司试点暂行管理办法》（鄂金办发[2009]18号）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009.

•	Interim Management Measures on Capital and Equity of Microcredit Companies in Hubei Province (《湖北省小额贷款公司资本及股权管理暂行办法》（鄂金办发〔2010〕11号文印发）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 17, 2010.

•	Work Guideline on the Pilot of Microcredit Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）) issued by the Microcredit Work Joint Session Office on April 19, 2012.

Key contents of the above regulatory policies are listed as follows:

•	A microfinance company shall be a limited liability company or joint stock company which is established with investments from natural persons, legal-person enterprises or other social organizations, does not absorb the public deposits and operates a microfinance business.

•	The major sources of funds of a microfinance company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions.

•	The Financial Office of the People’s Government of Hubei Province establishes the Microcredit Work Joint Session, jointly with other authorities concerned, including Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province. The Microcredit Work Joint Session is in charge of the organization, coordination, regulation and promotion of the pilot work of microfinance companies. The Microcredit Work Joint Session Office is located in the Financial Office of the Hubei Province People’s Government.

•	The source of the registered and paid-up capital of a microfinance company shall be authentic and legal, and the capital shall comprise of all paid-in money capital and be fully paid in by investors or initiators in a lump sum. If it is a limited liability company, the registered and paid-up capital shall not be less than RMB30 million ($4.6 million); and if it is a joint stock company, the registered and paid-up capital shall not be less than RMB50 million ($7.7 million). The shares held by a single natural person, legal entity, other social organization or affiliated party thereof shall not exceed 10% of the total registered capital of the company. The main promoter is, however, allowed to hold up to 50% of the shares of the company and no less than 20% of the shares of the company. And upon approval of the People’s Government of Hubei Province, a wholly owned microfinance company by a sole legal entity can be established. It is also provided that with the approval from the relevant government authorities, the shareholding ceiling of the promoter along with other connected shareholders can be lifted.

•	The number of shareholders of a microfinance company shall meet the statutory quorum. If it is a limited liability company, the shareholders shall be no more than 50. If it is a joint stock company, the shareholders shall be not less than two but not more than 200, of whom more than half shall have domiciles within the territory of China.

•	The directors of a microfinance company shall hold a college diploma or above and have working experience in the area of finance or economy for at least three years. The chairman of the board and the manager of a microfinance company shall hold a college diploma or above and have at least a two-year working experience in a commercial bank or at least a five-year working experience in a business environment.

•	To set up a microfinance company, the preparatory establishment shall be firstly applied. The applicants shall submit the application materials of preparatory establishment to competent departments of the districts and counties where a proposed microfinance company is located. The competent department shall submit promptly the whole preparatory application materials together with preliminary examination opinion, credit evaluation, and proof of shareholders to the municipal competent department. The establishment of a microfinance company shall ultimately be approved by the Microfinance Work Joint Session.

•	The alteration of name, domicile, registered capital, senior management personnel and the main promoter of a microfinance company shall be approved by the Microfinance Work Joint Session.

•	The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital within the scope. The interest rate and term of the borrowed capital shall be determined by the company with the banking financial institutions upon consultation, and the interest rate shall be determined by taking the Shanghai Inter-bank Offered Rate as the base rate.

•	The microfinance company shall establish and perfect the corporate governance structure according to the requirements of the Company Law, clarify the right responsibility relationship among the shareholders, directors, supervisors and managers, formulate solid and effective rules of procedure, decision-making procedure and internal audit system and improve the effectiveness of corporate governance. The microfinance companies shall establish and perfect the loan management system, clarify the business procedure and operation norm for the pre-loan investigation, review during the loan term and post-loan examination, and truly strengthen the loan management. The microfinance companies shall reinforce the internal control, establish and perfect the enterprise financial accounting system according to relevant provisions of the State, make truthful recordings and comprehensively reflect its business activities and financial activities.

•	The microfinance companies shall establish the information disclosure system, disclose the financial statements audited by the intermediary agent and the annual business operation status, financing status, major matters and other information, to the shareholders of the company, competent department, banking financial organizations providing financing to the same, relevant donation organization, and to the public where deemed necessary.

•	The microfinance companies shall have the autonomy to select prospective borrowers based on the principle of serving the development of farmers, agriculture and rural economy. When granting loans, they shall adhere to the principle of “small sum and decentralization.” Microfinance companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microfinance company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB0.5 million ($0.1 million), while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital. No loans shall be granted to the shareholders of the microfinance company.

•	The microfinance companies shall operate on the market-oriented principle. The loan interest ceiling shall be fluctuating but shall not exceed the ceiling prescribed by the judicatory authority, and the bottom line shall be 0.9 times the loan base interest rate published by the PBC. The specific floating range shall be determined independently according to the market principles. The contract clauses, such as the term of loan and loan repayment provisions, shall be determined by the lender and borrower upon negotiation pursuant to law under the principles of fairness and voluntariness.

In accordance with Legislation Law of the People’s Republic of China, laws in China consist of the Constitution, law, administrative regulation, local regulation, autonomous regulation, separate regulation and rule. They are formulated by different legislative bodies and administrative bodies, and are of different ranks of legal effect.

The legal effect of the Constitution is the highest; the effect of laws is higher than that of administrative regulations, local regulations, and rules; the effect of administrative regulations is higher than that of local regulations, and rules; the effect of local regulations is higher than that of the rules of the local governments at or below the corresponding level; rules formulated by the people’s government of a province or autonomous region shall have superior legal authority than rules formulated by the people’s government of a city with districts or an autonomous prefecture located within the administrative regions of the province or autonomous region; the effect of the rules of different departments is equal between the departments, and the effect of the department rules and of the rules of local governments is equal between the departments and local governments; their application shall be confined to their respective limits of authority; with regard to laws, administrative regulations, local regulations, autonomous regulations, separate regulations or rules, if they are formulated by one and same organ and if there is inconsistency between special provisions and general provisions, the special provisions shall prevail; if there is inconsistency between the new provisions and the old provisions, the new provisions shall prevail.

Currently, there are no specific laws or administrative regulations relating to microfinance companies in China. The main regulations relating to microfinance companies are rules formulated by the CBRC and the PBC, and rules formulated by local government or departments of local governments.

The regulatory policies are rules or regional normative documents, and are neither laws nor administrative regulations. The microfinance company should comply with the above requirements in the regulatory policies when operating its business. The Microcredit Work Joint Session and the Microfinance Work Joint Session Office, which are responsible for the supervision and administration of microfinance companies, has the authority to interpret, determine and waive the compliance of any of the above requirements.

Failure to comply with the above requirements without a waiver or exemption may subject the microfinance company to (i) warning, (ii) punishment on its senior executive, (iii) restriction on business operation, (iv) suspension of its pilot operation permit, and (v) ultimately the abolishment of its pilot operating permit, which will have a material adverse effect on our business.

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

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. On October 27, 2009, the SAT promulgated Circular 601, which clarifies that a beneficial owner shall be a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of avoiding tax and dividend transfers and is not engaged in any actual operations from being a beneficial owner. Further, the SAT promulgated the Notice on the Determination of Beneficial Ownership Under Tax Treaties on June 29, 2012, and the Notice on the Implementation of the Determination of Residency Status related to the Arrangement Between the Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income on September 13, 2013.However, it is our understanding that both the Circular 601 and the Determination of Beneficial Ownership Under Tax Treaties on June 29, 2012 will be abolished and replaced by Circular 9 on April 1, 2018. It is unclear how the above-mentioned pending Circular 9 and the current Circular 601 and notices will be implemented in practice by the SAT or its local counterparts.

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

D. Property, Plant and Equipment

Our principal executive office is located at 6th Floor, Block 1, Hubei Daily Culture Creative Industrial Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China 443000, where we lease approximately 1,673 square meters of office space.

In September2012, we entered into a ten-year operating lease agreement, from October 8, 2012 to October 7, 2022, with Hubei Daily Media Group, a shareholder owning 20% of our company, in Wuhan City, Hubei Province, where we lease approximately 1,673 square meters of office space. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years, plus property management fees, water and electricity and all related taxes.

In 2017, we paid the down payment of RMB14.9 million for a property of approximately 1,492 square meters of office space in Wuhan City, Hubei Province from a third party. The remaining payments of RMB14.9 million are expected to be paid in 2018.

We do not have any land use rights.

We believe that our existing facilities are sufficient for our current needs and, if necessary, we will obtain additional facilities to accommodate our future expansion plan.

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

CIB Transaction

On December 28, 2017, Honest Plus acquired 91,997,543 Shares and Perfect Lead acquired 22,999,386 Shares for an aggregate purchase price of RMB86,426,660 (or approximately $0.11 per share) pursuant to a Share Purchase Agreement, as amended on October 27, 2016, and on December 10, 2017 (the “Share Purchase Agreement”), by and between Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), Qiming Xu, the chairman and chief executive officer of the Xiniya(“Mr. Qiming Xu”), Honest Plus, and Perfect Lead. Wei Qizhi, our chairman and chief executive officer, is the sole director of Honest Plus and Perfect Lead.

As a condition to the Share Purchase Agreement, on December 10, 2017, the Xiniya entered into (1) a Share Transfer Agreement with Qiming Investment pursuant to which the Xiniya agreed to sell Xiniya Holdings Limited, the Xiniya’s wholly-owned subsidiary in Hong Kong, to Mr. Qminig Xu in exchange for a purchase price of RMB228,000,000 ($34,588,428) (“Divestiture”) subject to the terms set forth therein, and (2) a Securities Purchase Agreement with True Silver Limited (“True Silver”), a British Virgin Islands company, and Honest Plus pursuant to which the Xiniya agreed to acquire all of the issued and outstanding shares of True Silver owned by Honest Plus for a purchase price of $34,588,428and the issuance of 772,283,308 newly issued ordinary shares of the Xiniya(“Acquisition”) at RMB1.00 ($0.15) per share, which through a VIE structure, operates and consolidates eighty percent (80%) of the financial results of Hubei Chutian Microfinance Co., Ltd., a Chinese company that engages in the lending of small loans to customers in China (“Chutian”). On December 28, 2017, the Divestiture and the Acquisition closed concurrently with the closing of the Share Purchase Agreement (collectively, the “CIB Transaction”). At the closing of the CIB Transaction, the Company discontinued its apparel business and became a microfinance lending business in Hubei Province.

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the controlling shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes.

Accordingly and except as otherwise provided, beginning with this annual report on Form 20-F, the historical financial statement of True Silver are treated as the historical financial statements of the Company. Unless the context otherwise indicates, references to “we,” “our,” “us” and the “Company” refer to the post-CIB Transaction combined company and its subsidiaries on a consolidated basis.

A. Operating Results

Overview

We are a lending company primarily engaging in the business of providing loan facilities to small and medium sized enterprises and sole proprietors in Hubei province of the PRC. We typically provide family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. In line with our business environment and funding demands, as well as the risk minimization requirements and increased adaptability to the changes in economy and industry, our mandate is to maintain loan facilities that are small in size and short term and to diversify our customer base into multiple industries.

All of our operations are conducted in the PRC through Chutian. We operate our microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements.

Key factors that affect operating results

Our operations and assets are located in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes to prevailing market interest rates; and (d) a higher rate of bankruptcy. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations. Although we have generally benefited from China’s economic growth, we are also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

Our results of operations are also affected by the provision for loan losses which are a noncash item and represent an assessment of the risk of future loan losses. The amount of provisions or allowances has been recorded based on management’s assessment. We may increase or decrease the allowance for loan based on any such change of economic conditions and the change of management’s assessment. Any change in the allowance for loan losses would have an effect on our financial condition and results of operation.

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

Revenue and expense recognition

We recognize revenue and expense when persuasive evidence of an arrangement exists, service has been performed, the price is fixed or determinable and collection is reasonably assured, on the following:

Interest income and expense Interest income and expense are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

The effective interest rate is the rate that exactly discount estimated future cash payments or receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include increment costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Fees and commission - Fees and commission income and expense that are integral to the effective interest rate on a financial asset or financial liability are included in the measurement of the effective interest rate.

Allowance for interest and fee receivable

We assess the collectability of interest and fee receivable from loan customer and estimate the allowance for interest and fee receivable from customers. We review the interest and fee receivable on a periodic basis and make allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual interest and fee receivable balance, we consider many factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. We reassess the allowance for interest and fee receivable at each statement of financial position date and revise the allowance for interest and fee receivable accordingly.

Allowance for loan receivable

We assess the collectability of loan and estimate the allowance for loans. We review the collectability of loan on a periodic basis and makes collective and individual allowance when there is doubt as to the collectability of the loan balances. In evaluating the collectability of the loan balance, we consider many factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. We reassess the allowance for loans at each statement of financial position date and revise the allowance for loans accordingly.

Income taxes

We are required to pay income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There may be claims for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2015, 2016 and 2017. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(amount in thousands)
Interest and fee income
Interest income on loans	68,012	83,920	115,752	17,791
Fees on loans	31,895	20,976	3,887	597
Total interest and fee income	99,907	104,896	119,639	18,388

Interest expenses on loans	(16,075)	(22,151)	(38,140)	(5,862)
Business related taxes and surcharges	(5,685)	(1,152)	(674)	(103)
Total interest expense	(21,760)	(23,303)	(38,814)	(5,965)

Net interest income	78,147	81,593	80,825	12,423
Allowance for loan losses	(9,396)	(6,360)	(3,580)	(550)
Net interest income after provision for loan losses	68,751	75,233	77,245	11,873

Other interest and other income	476	1,772	815	125

Operating costs and expenses
Sales and marketing	(4,236)	(4,899)	(3,138)	(482)
General and administrative	(10,295)	(14,937)	(26,720)	(4,107)
Total operating costs and expenses	(14,531)	(19,836)	(29,858)	(4,589)

Income before taxes	54,696	57,169	48,202	7,409
Income tax expense	(17,841)	(15,221)	(14,636)	(2,250)
Net income	36,855	41,948	33,566	5,159

Profit attributable to:
Owners of the company	29,484	33,558	26,853	4,127
Non-controlling interests	7,371	8,390	6,713	1,032
	36,855	41,948	33,566	5,159

Profit attributable to owners of the Company and Non-controlling interests

Profit attributable to owners of the company represents 80% controlling interest of Chutian by us through the VIE arrangement. We are be deemed to control 80% of Chutian and have rights to consolidate only 80% of Chutian’s audited financial results, the remaining 20% non-controlling interests relates to 20% controlling interest of Hubei Daily Media Group.

Comparison of results of operations for the years ended December 31, 2017 and 2016

Interest income on loans

Our interest income on loans increased by RMB31.9 million ($4.9 million), or 38.0%, from RMB83.9 million in 2016 to RMB115.8 million ($17.8 million) in 2017. The increase was primarily attributable to the increase in outstanding loans during the year from RMB930.2 million in 2016 to RMB1,094.2 million ($168.2 million) in 2017, which resulted in a RMB16.4 million ($2.5 million) increase in interest income on loans. Also, the increase was attributable to the increase in average interest rate from 19.8% in 2016 to 21.6% in 2017, which resulted in a RMB8.8 million ($1.4 million). Additionally, the increase in average loan duration from approximately 164 days in 2016 to approximately 176 days in 2017, which resulted in a RMB6.7 million ($1.0 million) increase in interest income on loans.

Fees on loans

Our fees on loans decreased by RMB17.1 million ($2.6 million), or 81.4%, from RMB21.0 million in 2016 to RMB3.9 million ($0.6 million) in 2017. The decrease was primarily attributable to the decrease in loans subject to fees charged from RMB446.3 million in 2016 to RMB169.4 million ($26.0 million) in 2017, which resulted in a RMB9.7 million ($1.5 million) decrease in fees on loans. Also, the decrease in average loan duration from approximately 174 days in 2016 to approximately 86 days in 2017, which resulted in a RMB7.4 million ($1.1 million) decrease in fees on loans.

Interest expense

Interest expense increased by RMB15.9 million ($2.4 million), or 71.6%, from RMB22.2 million in 2016 to RMB38.1 million ($5.9 million) in 2017. The increase was primarily attributable to the increase in borrowings during the year from RMB535.5 million in 2016 to RMB616.8 million ($94.8 million), which resulted in a RMB5.0 million ($0.8 million) increase in interest expense on borrowings. Also, the increase in the average duration of the borrowings from approximately 118 days in 2016 to approximately 199 days in 2017, which resulted in a RMB15.6 million ($2.4 million) increase in interest expense on borrowings. The increase was partially offset by average interest rate on borrowings from 12.6% in 2016 to 11.2% in 2017, which resulted in a RMB4.7 million ($0.7 million) decrease in interest expense on borrowings.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB0.5 million ($0.1 million), or 41.7%, from RMB1.2 million in 2016 to RMB0.7 million ($0.1 million) in 2017. The decrease was primarily attributable to the tax reform implemented since May 1, 2016, whereby business taxes of 6% were changed to value added taxes of 6%. Business taxes are reported as a deduction to revenue when incurred. Entities that are value added taxes taxpayers are allowed to offset qualified input value added taxes paid to suppliers against their output value added taxes liabilities. Net value added taxes balance between input value added taxes and output value added taxes are recorded either in the line item of accrued expenses or other liabilities on the face of balance sheet.

Allowance for loan losses

We maintain the allowance for loan losses, as presented in our financial statements, at a level we consider to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. Our management evaluates the adequacy of the allowance for loan losses on a regular basis or more often as necessary. The allowance is based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Allowance for loan losses decreased by RMB2.8 million ($0.4 million), or 43.8%, from RMB6.4 million in 2016 to RMB3.6 million ($0.6 million) in 2017. The decrease was primarily attributable to the lesser allowance required to achieve the rate of allowance similar to last year.

Other interest and other income

Other interest and other income decreased by RMB1.0 million ($0.2 million), or 55.6%, from RMB1.8 million in 2016 to RMB0.8 million ($0.1 million) in 2017. The decrease was primarily attributable to the redemption of principal guaranteed investment products in 2016, as there was no such investment in 2017.

Sales and marketing expenses

Sales and marketing expenses decreased by RMB1.8 million ($0.3 million), or 36.7%, from RMB4.9 million in 2016 to RMB3.1 million ($0.5 million) in 2017. The decrease was primarily attributable to the reduction of marketing expenses.

General and administrative expenses

General and administrative expenses increased by RMB11.8 million ($1.8 million), or 79.2%, from RMB14.9 million in 2016 to RMB26.7 million ($4.1 million) in 2017. The increase was primarily due to the increase in legal, consulting and professional expenses for the listing initiative.

Income tax expenses

Our income tax expenses decreased by RMB0.6 million ($0.1 million), or 3.9%, from RMB15.2 million in 2016 to RMB14.6 million ($2.2 million) in 2017. The decrease was primarily attributed to lower income before taxation in 2017 as compared to 2016.

Net income

As a result of the foregoing, our net income decreased by RMB8.3 million ($1.3 million), or 19.8%, from RMB41.9 million in 2016 to RMB33.6 million ($5.2 million) in 2017.

Comparison of results of operations for the years ended December 31, 2016 and 2015

Interest income on loans

Our interest income on loans increased by RMB15.9 million, or 23.4%, from RMB68.0 million in 2015 to RMB83.9 million in 2016. The increase was primarily attributable to the increase in average loan duration from approximately 129 days in 2015 to approximately 164 days in 2016, which resulted in a RMB18.2 million increase in interest income on loans. Also, the increase was attributable to the increase in average interest rate from 18.9% in 2015 to 19.8% in 2016, which resulted in a RMB4.1 million increase in interest income on loans. The increase was partially offset by a decrease in total loans outstanding during the year from RMB1,003.1 million in 2015 to RMB930.2 million in 2016, which resulted in a RMB6.4 million decrease in interest income on loans.

Fees on loans

Our fees on loans decreased by RMB10.9 million, or 34.2%, from RMB31.9 million in 2015 to RMB21.0 million in 2016. The decrease was primarily attributable to the decrease in total loans subject to fees charged from RMB578.3 million in 2015 to RMB446.3 million in 2016, which resulted in RMB6.4 million decrease in fees on loans. Also, the decrease was attributable to the decrease in average fee rates from 12.1% in 2015 to 9.7% in 2016, which resulted in RMB5.4 million decrease in fees on loans. The decrease was partially offset by the increase in average loan duration from approximately 164 days in 2015 to approximately 174 days in 2016, which resulted in an RMB0.9 million increase in fees on loans.

Interest expense

Interest expense increased by RMB6.1 million, or 37.9%, from RMB16.1 million in 2015 to RMB22.2 million in 2016. The increase was primarily attributable to the increase in borrowings during the year from RMB332.8 million in 2015 to RMB535.5 million in 2016, which resulted in a RMB8.8 million increase in interest expense on borrowings. The increase was partially offset by average duration of the borrowings from approximately 135 days in 2015 to approximately 118 days in 2016, which resulted in a RMB2.6 million decrease in interest expense on borrowings. Also, the decrease in average interest rate on borrowings from 12.9% in 2015 to 12.6% in 2016, which resulted in a RMB0.1 million decrease in interest expense on borrowings.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB4.5 million, or 78.9%, from RMB5.7 million in 2015 to RMB1.2 million in 2016. The decrease was primarily attributable to the tax reform implemented since May 1, 2016, whereby business taxes of 6% were changed to value added taxes of 6%. Business taxes are reported as a deduction to revenue when incurred. Entities that are value added taxes taxpayers are allowed to offset qualified input value added taxes paid to suppliers against their output value added taxes liabilities. Net value added taxes balance between input value added taxes and output value added taxes are recorded either in the line item of accrued expenses or other liabilities on the face of balance sheet.

Provision for loan losses

We maintain the allowance for loan losses, as presented in our financial statements, at a level we consider to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. Our management evaluates the adequacy of the allowance for loan losses on a quarterly basis or more often as necessary. The allowance is based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Provision for loan losses decreased by RMB3.0 million, or 31.9%, from RMB9.4 million in 2015 to RMB6.4 million in 2016. The decrease was primarily attributable to the decrease in the rate of provision for loans from 3.5% in 2015 to 3.1% in 2016.

Other interest and other income

Other interest and other income increased by RMB1.3 million, or 260%, from RMB0.5 million in 2015 to RMB1.8 million in 2016. The increase was primarily attributable to the purchase of principal guaranteed investment products during the year using excess funds during the year.

Sales and marketing expenses

Sales and marketing expenses increased by RMB0.7 million, or 16.7%, from RMB4.2 million in 2015 to RMB4.9 million in 2016. The increase was primarily due to the increase in salaries.

Salaries increased by RMB1.0 million, or 37.0%, from RMB2.7 million in 2015 to RMB3.7 million in 2016. The increase was primarily due to the increase in loan department headcounts as well as the increase in salaries for existing staff.

General and administrative expenses

General and administrative expenses increased by RMB4.6 million, or 44.7%, from RMB10.3 million in 2015 to RMB14.9 million in 2016. The increase was primarily due to the increase in salaries, legal, consulting and professional expenses.

Salary expenses increased by RMB0.6 million, or 17.0%, from RMB3.5 million in 2015 to RMB4.1 million. The increase was primarily attributed to the increase in senior management headcounts as well as the increase in salaries for existing staff.

Legal, consulting and professional expenses increased by RMB4.2 million, or 1400.0%, from RMB0.3 million in 2015 to RMB4.5 million in 2016. The increase was primarily attributed to payments made to legal counsels, consulting firms and professionals for the listing initiative.

Income tax expenses

Our income tax expenses decreased by RMB2.6 million, or 14.7%, from RMB17.8 million in 2015 to RMB15.2 million in 2016. The decrease was primarily attributed to lower non-deductible expenses of RMB0.1 million in 2016 as compared with non-deductible expenses of RMB0.7 million in 2015.

Net income

As a result of the foregoing, our net income increased by RMB5.0 million, or 13.8%, from RMB36.9 million in 2015 to RMB41.9 million in 2016.

B. Liquidity and Capital Resources

Liquidity

Our ongoing cash requirements include payments of our employees’ salaries and benefits, office expenses, lending to our customers, repayments of our borrowings, taxes and other operational expenses. We fund our loans, working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations and borrowings from various individuals and companies through securities exchanges.

We raise our borrowings by transferring the right of return on our loans, in whole or in part of the loan principal, with Wuhan Securities Exchange, under the supervision of Financial Office of Hubei Provincial People’s Government, or other securities exchanges for investors to invest in the right of return on loan, in whole or in part of the loan principal, at a fixed interest rate for a fixed period of time. At the maturity of the borrowings, we repay the borrowings from the investors through Wuhan Securities Exchange or other securities exchanges. We do not provide guarantee on the loan principal and interest to borrowers. The following table sets forth a summary of our borrowings for the periods indicated. We have been a member of Wuhan Securities Exchange since February 2014.

	For the Years Ended December 31
	2015	2016	2017	2017
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	332,810	535,460	616,770	94,796
Range of interest rate	9%-15%	8-15%	7.8%-15%
Duration of borrowings	1-12 months	1-12 months	2-12 months

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2015	2016	2017	2017
	RMB	RMB	RMB	$
	(amount in thousands)
Net cash provided by operating activities	58,713	16,708	44,192	6,792
Net cash used in investing activities	(59,074)	(213,138)	(135,968)	(20,898)
Net cash provided by financing activities	50,832	227,480	16,702	2,567
Cash and cash equivalents at beginning of the year	15,270	65,741	96,791	14,877
Cash and cash equivalents at end of the year	65,741	96,791	21,717	3,338

As of December 31, 2017, our cash and cash equivalents amounted to RMB21.7 million ($3.3 million). Our cash and cash equivalents consist of cash on hand, cash deposited in banks and time deposit with banks with original maturities of three months or less. We believe that our current levels of cash and cash equivalents, working capital, borrowings and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve (12) months.

Cash Flow Provided By Operating Activities

Our net cash provided by operating activities primarily consists of income before income tax, as adjusted by depreciation of property and equipment, allowance for loan and interest receivable losses, income tax paid, and changes in assets and liabilities, which include interest and fee receivables, prepaid expenses, advances from customers, salary and benefit payable, business and other taxes payable, interest payable, and other payable.

Our net cash generated by operating activities for the year ended December 31, 2017 was RMB44.2 million ($6.8 million), which mainly consisted of (i) profit before taxation of RMB48.2 million ($7.4 million), (ii) increase in other payable of RMB13.0 million ($2.0 million) due to the accrual of expenses, and (iii) decrease in prepaid expenses of RMB10.7 million ($1.6 million) as these expenses were mainly charged to the Consolidated Statements of Comprehensive Income, as mainly offset by (i) increase in interest and fee receivable of RMB22.3 million ($3.4 million) due to increase in outstanding loan principal as of December 31, 2017.

Our net cash provided by operating activities for the year ended December 31, 2016, was RMB16.7 million, which mainly consisted of (i) profit before taxation of RMB57.2 million and (ii) adjusted by allowance for loan losses of RMB4.8 million, as mainly offset by (i) increase in interest and fee receivables of RMB16.4 million due to increase in outstanding loan principal as of December 31, 2016; (ii) increase in prepaid expenses and other of RMB10.7 million due to prepaid professional fees for the listing initiative; and (iii) payment of income tax of RMB21.5 million for profit made during the year.

Our net cash provided by operating activities for the year ended December 31, 2015, was RMB58.7 million, which mainly consisted of (i) profit before taxation of RMB54.7 million; (ii) adjusted by provision for loan losses of RMB9.7 million, (iii) decrease in interest and fee receivable of RMB8.2 million due to receipt of interest and fees from the loan customers; and (iv) increase in interest payable of RMB2.0 million due mainly to increase in borrowings, as mainly offset by payment of income tax of RMB14.1 million for profit made during the year.

Cash Flow Used In Investing Activities

Our net cash of RMB136.0 million ($20.9 million) used in investing activities for the year ended December 31, 2017, mainly consisted of cash outflows of RMB397.2 million ($61.0 million) in originated loans disbursement and down payment of RMB14.9 million ($2.3 million) for a property, as mainly offset by cash inflows of RMB276.2 million ($42.5 million) in repayment of loans from customers.

Our net cash of RMB213.1 million used in investing activities for the year ended December 31, 2016, mainly consisted of cash outflows of RMB446.3 million in originated loans disbursement and cash inflows of RMB233.1 million in repayment of loans from customers.

Our net cash of RMB59.1 million used in investing activities for the year ended December 31, 2015, mainly consisted of cash outflows of RMB578.3 million in originated loans disbursement and cash inflows of RMB519.2 million in repayment of loans from customers.

Net cash provided by financing activities

Our net cash of RMB16.7 million ($2.6 million) provided by financing activities for the year ended December 31, 2017, mainly consisted of cash inflows of RMB402.3 million ($61.8 million) received from loans payable and loans of RMB14.0 million ($2.2 million) received from shareholders, partially offset by cash outflows of RMB386.4 million ($59.4 million) repayments of loan payable and repayments of RMB4.0 million ($0.6 million) loan to a shareholder.

Our net cash of RMB227.5 million provided by financing activities for the year ended December 31, 2016, mainly consisted of cash inflows of RMB195.0 million received from issuing capital share and borrowings of RMB386.2 million received from loans payable, partially offset by cash outflows of RMB333.0 million repayments of loan payable and payments of dividend RMB18.8 million.

Our net cash of RMB50.8 million provided by financing activities for the year ended December 31, 2015, mainly consisted of borrowings of RMB252.8 million received from loans payable, partially offset by cash outflows of RMB183.6 million repayments of loan payable and payments of dividend RMB18.3 million.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, leasehold improvements, office equipment and furniture, and prepayment for property, were nil, nil and RMB14.9 million ($2.3 million) in 2015, 2016 and 2017, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2017. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt Obligations	226,370	226,370	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	5,007	1,054	2,108	1,845	—
Capital commitment	14,910	14,910	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Debt obligations represent loans payable to various individuals and companies that are due within one (1) year. Loans payable with various due dates through October 25, 2018, have the weighted average annual interest rate of 8.7% on loans payable.

Operating lease obligations are mainly related to the lease agreement we entered into with Hubei Daily Newspaper for our office in Wuhan City, Hubei Province.

Capital commitments are related to remaining payments to be paid in 2018 for a property of approximately 1,492 square meters of office space in Wuhan City, Hubei Province.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Dunxin Financial Holdings Limited, 6th Floor, Block 1, Hubei Daily Culture Creative Industrial Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Qizhi Wei	50	Director (Chairman); Chief Executive Officer
Chee Jiong Ng	47	Chief Financial Officer
Weidong Xu	49	Chief Operating Officer
Eric Wu	42	Chief Risk Officer
Wenting (Tina) Xiao	34	Director; Chief Personal/Human Resource Officer
H. David Sherman	70	Independent Director
Duoguang Bei	60	Independent Director
Michael J. Viotto	66	Independent Director

Qizhi Wei, Director (Chairman of the Board) and Chief Executive Officer. Mr. Wei became our chairman and chief executive office in December 2017. Mr. Wei, graduating from Wuhan University with an MBA degree, was engaged in savings, credit, project evaluation and other credit management in the Hubei Branch and Huanggang Branch of China Construction Bank in 1991-1992. He entered the Chinese capital market in 2001 through the creation of Hubei New Nature Investment Co., Ltd. and serving as Chairman and General Manager. As one of the pioneers in China's first securities consulting business, he has been focusing on the middle and long-term equity investment of high-quality enterprises. Having built rich experience in the primary and secondary markets and achieved remarkable investment results, he has a comprehensive and deep understanding of the macro and micro-economic environment.

In March 2013, he led the creation of Hubei Chutian Microfinance Co., Ltd. and has served as Managing Director till now. By consistently upholding the philosophy of "building a customer-friendly microfinance institution and growing together with corporate clients,” the Company was awarded as one of the “Top 100 Most Competitive Micro-credit Companies in China” for three consecutive years. It always focuses on the development of China's micro-credit industry, providing clients with the comprehensive and customized credit management services.

Key social honor: “2013 Top 10 Business Leaders of the Year in Huber”, “2015 Outstanding Hubei Merchants Award” and “2016 Outstanding Hubei Merchants Award.”

Key social positions: Vice President of China Micro-credit Companies Association, member of the NPC Standing Committee in Wuchang District of Wuhan, executive vice president of Hubei Merchants Association, founding president of EMBA Alumni Association of Wuhan University, founding member of Anhui Project Center of SEE Foundation (China's famous nonprofit organization), executive president of Zhisland Hubei Branch and visiting professor of School of Economics and Management of South-Central University for Nationalities.

Chee Jiong Ng, Chief Financial Officer. Mr. Ng joined the Company as chief financial officer in June 2010. Mr. Ng has more than 20 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Weidong Xu, Chief Operating Officer. Mr. Xu became our chief operating officer on December 28, 2017 and joined Chutian in 2015. He is currently responsible for the overall operation strategy and business planning, and is also a member of the Chutian’s Risk Management Committee and Innovation Credit Products Team. Mr. Xu graduated from Zhongnan University of Economics and Law with a major in finance and has more than 20 years of financial experience in credit risk management. He is familiar with corporate guarantee, pawn broking, micro-credit and other debt business review management, and has a strong knowhow and practical experience in the due diligence, risk review and post-loan management.

Eric Wu, Chief Risk Officer. Mr. Wu became our Chief Risk Officer on December 28, 2017 and became Chutian’s chief financial officer in 2015. Mr. Wu is currently responsible for the financial management and operational management, and is also a member of the Chutian’s Decision Management Committee. Mr. Wu, graduating from Wuhan University with an MBA degree. Mr. Wu is also a China Certified Public Accountant, China Certified Public Valuer and CFA Level 3 Candidates qualifications, Mr. Wu has nearly 20 years of experience in the finance management in the financial industry. He has also built rich experience in the corporate capital operation and management and innovative credit product design. He is an expert in the finance, tax and internal control areas. Before joining the Chutian, he previously worked in the large-scale domestic and foreign financial institutions, with unique analysis and research experience in the financial environment and capital markets.

Wenting (Tina) Xiao, Director and Chief Personal/Human Resource Officer. Ms. Xiao became our director and chief personnel/human resource officer on December 28, 2017 and Chutian’s Chief Personnel/Human Resource Officer in May 2013. She is currently responsible for the human resources management and administration management, and is also a member of the Chutian’s Decision Management Committee. With the Certified Human Resources Professional, Law Officer of Human Resource and Career Development Facilitator qualifications, Tina is proficient in the core system development, management system building and human resources management system building of financial companies, and has built the modern human resources management philosophy and rich experience in the corporate management, especially in strategic development planning and performance management. She has the unique insights and research in the area of human resources planning and organization management.

H. David Sherman, Director. Mr. Sherman is an independent director of our company. He served as an independent director of the Company since December 28, 2017. Mr. Sherman has been a professor at Northeastern University since 1985, specializing in, among other areas, financial and management accounting, global financial statement analysis and contemporary accounting issues. His research areas include financial literacy, shareholder reporting and corporate governance; management and financial accounting in high technology, multinationals, financial service and health care organizations; financing and managing new ventures; service business productivity and Data Envelopment Analysis (DEA); and mergers and acquisition performance measurement. Professor Sherman’s research has long focused on financial reporting, performance measurement/management, and financial literacy issues facing corporate management and Boards of Directors in global businesses. He also actively studies methods to improve productivity in health care, financial services, and other service organizations. He is studying governance issues related to Chinese entrepreneurial businesses that have equities traded on US markets, identifying the paths that increase their likelihood of achieving founder and investor goals. Professor Sherman teaches at Northeastern University executive and MBA courses in accounting, control, and global financial statement analysis with a focus on contemporary and international shareholder reporting and financial statement analysis, and financial management of high technology, medical technology, financial services, health care, and nonprofits. Professor Sherman has served on the board and as audit committee chair for Kingold Corporation (KGJI), China HGS Real Estate Inc. (NASDAQ: HGSH), Agfeed Corporation, and China Growth Alliance, Ltd., a business acquisition company formed to acquire an operating business in China from 2007 through 2008.

He was previously on the faculty of the Sloan School of Management at Massachusetts Institute of Technology (MIT) and also, among other academic appointments, held an adjunct professorship at Tufts Medical School and visiting professor at Harvard Business School (2015). From 2004 to 2005, he was an Academic Fellow at the U.S. Securities and Exchange Commission in the Division of Corporate Finance’s Office of Chief Accountant, and in 2006, was one of three finalists for a board position with the Financial Accounting Standards Board (FASB). In addition to his academic achievements, Professor Sherman is an accomplished speaker, author and consultant, and has also served as a board member or advisor to both private and publicly-traded companies. Professor Sherman received his A.B. in Economics from Brandeis University and both an MBA and doctoral degrees from Harvard Business School. He is a Certified Public Accountant and previously practiced with Coopers & Lybrand. Professor Sherman’s research has been published in management and academic journals including Harvard Business Review (5 articles), Sloan Management Review, Accounting Review, European Journal of Operations Research. Recent articles include “The Pitfalls of Non GAAP Metrics” With S. David Young – Sloan Management Winter 2018. And “Where Financial Reporting Still Falls Short” – With S. David Young – Harvard Business Review, July-August 2016.

Duoguang Bei, Director. Mr. Bei is an independent director of our company. He served as an independent director of the Company since December 28, 2017. Mr. Bei serves as Chairman of the Board of Directors of National Micro-finance Investment Co., Ltd. Mr. Bei received a bachelor's degree and a master’s degree in economics from Shanghai University of Finance and Economics in 1982 and 1985, respectively. He earned a doctoral degree in economics from Renmin University of China in 1988, and worked as visiting scholar at University of California, Berkeley and Federal Reserve Bank of New York in the United States from 1991 to 1993. With over 25 years of experience in the financial industry, he has participated in many major reforms and development events in China's financial markets, and also led a number of major deals in China’s capital market, such as those with ICBC, Pacific Insurance, Baosteel and China Unicom. He previously served as Deputy Director of National Debt Department of the Ministry of Finance, Deputy Director of International Department of the SFC, Chief Representative of J.P. Morgan Beijing, Managing Director of China International Capital Corporation, CEO of Shanghai Financial Development Fund, CEO of J.P. Morgan First Capital Securities, and etc. In addition to his outstanding performance in the political and business areas, he is also a well-known scholar in China. Mr. Bei is a part-time professor and doctoral supervisor of Renmin University of China and Shanghai University of Finance and Economics, as well as Co-Chair of the committee of Center for Microfinance Initiatives & Networks of Renmin University of China.

Michael J. Viotto. Mr. Viotto is an independent director of our company. He served as an independent director of the Company since December 28, 2017. Mr. Viotto was appointed to the Board of Directors of Nova Lifestyles, Inc. (Nasdaq: NVFY) on May 28, 2013 and served as Chairman of the Nominating and Corporate Governance Committee between 2013 and 2017. From 2009 to 2014 Mr. Viotto was President of MJV Financial Inc. and was appointed as exclusive agent for Coface North America, an internationally recognized leader in the Trade Finance Industry. During 2008 and 2009, Mr. Viotto served as Senior Wholesale Account Executive at Bank of America, promoting commercial and residential lending programs. From 2002 to 2008, he was a Senior Wholesale Account Executive for Washington Mutual, Inc as its leading mortgage banker. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University in Pomona, California. Mr. Viotto has been selected as a nominee for director because he has extensive business experience in finance industry, including with respect to business development and risk assessment.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB1.6 million ($0.2 million) in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

As required by PRC regulations, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

We have not granted any options under the 2010 equity incentive plan.

C. Board Practices

Board of Directors

Our board of directors currently consists of five directors. Three independent directors joined the board on December 28, 2017. Under the NYSE American Company Guide, or the Company Guide, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, our home country. However, we have appointed three (3) independent directors.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Ms. Xiao and Messrs. Wei, Sherman, Bei, and Viotto have served as our director since December 28, 2017. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Our officers are appointed by and serve at the discretion of the Board of Directors.

Committees of the Board of Directors

Our Board of Directors currently has a standing audit committee, a compensation committee and a nominating and corporate governance committee. The Company Guide requires U.S. domestic listed companies to have an audit committee of at least three (3) members. These requirements differ from the Companies Law of the Cayman Islands. As described below, our audit committee, compensation committee and nominating and corporate governance committees composed of three (3) members, all of whom are independent directors.

Audit Committee

Our audit committee consists of Messrs. Sherman, Bei and Viotto, and is chaired by Mr. Sherman, a director with accounting and financial management expertise as required by the relevant rules set forth in the Company Guide. Each of Messrs. Sherman, Bei and Viotto satisfies the “independence” requirements of Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act. Our Board of Directors make a determination that Mr. David Sherman qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit issues and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full Board of Directors.

Compensation Committee

Our compensation committee consists of Messrs. Viotto, Sherman, and Bei and is chaired by Mr. Viotto. Each of Messrs. Viotto, Sherman and Bei satisfies the “independence” requirements of the Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Bei, Viotto, and Sherman and is chaired by Mr. Bei. Each of Messrs. Bei, Viotto, and Sherman satisfies the “independence” requirements of the Company Guide. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to the company;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter, unless he or she is disqualified to vote by the chairman of the relevant board meeting.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our memorandum and articles of association provide for indemnification of directors and officers for losses, damages, costs and expenses incurred in their capacities as such, except by reasons of their own dishonesty, gross negligence, willful misconduct, or fraud.

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

D. Employees

As of December 31, 2017, we have 38 full-time employees. We have entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by PRC regulations, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We had 29, 31, and 38 employees as of December 31, 2015, 2016, and 2017, respectively. The following table sets forth by function the number of our employees as of December 31, 2017:

Function	As of December 31, 2017
Operations	8
Loan Department	10
Risk Management	7
Treasury	5
Finance and Administration	8
Total	38

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 1,000,000,000 of our ordinary shares outstanding as of March 31, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,000,000,000 ordinary shares outstanding as of March 31, 2018.

Name and Address of Beneficial Owner	Nature of Shares		Percentage of Beneficial Ownership
Directors and Executive Officers
Qizhi Wei, Director (Chairman); Chief Executive Officer	887,280,237	(1)	88.7%
Wenting (Tina) Xiao, Director and Chief Personal/Human Resource Officer	-	(2)	-
H. David Sherman, Director	-		-
Duoguang Bei, Director	-		-
Michael J. Viotto, Director	-		-
Chee Jiong Ng, Chief Financial Officer	119,036		*
Eric Wu, Chief Risk Officer	-
Weidong Xu, Chief Operating Officer	-
Directors and Executive Officers as a Group	887,399,273		88.7%
5% or More Beneficial Owners(3)

___________

*	less than one percent (1%)

(1)	Includes 22,999,386 ordinary shares held by Perfect Lead International Limited (“Perfect Lead”) and 864,280,851 ordinary shares held by Honest Plus Investments Limited (“Honest Plus”). Mr. Wei is the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus.

(2)	Excludes ordinary shares held by Honest Plus. Ms. Xiao is the sole shareholder and director of Hesperus Investments Limited, a British Virgin Islands company, which holds approximately 13.3% ownership interest in Honest Plus.

(3)	Excludes the following indirect beneficial owners of Honest Plus: Luxuriant Mount Limited, a British Virgin Islands company, (which holds approximately 55.8% ownership interest in Honest Plus and is controlled by Mr. Wei), Right Praise Limited, a British Virgin Islands company,(which owns approximately 20.1% ownership interest in Honest Plus and is controlled by Yang Sizhi), Blissful Sino Limited, a British Virgin Islands company, (which owns approximately 10.8% ownership interest in Honest Plus), and Hesperus Investments Limited, a British Virgin Islands company, (which owns approximately 13.3% ownership interest in Honest Plus and is controlled by Ms. Xiao).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2017, we had 1,000,000,000 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 93,121,680 ordinary shares or 1,940,035 ADSs or approximately 9.3% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our VIE and Their Shareholders

We currently engage and operate our microfinance business through Chutian, our VIE operating company, through the VIE Agreements. For a description of these VIE Agreements, see “Item 4.A. History and Development of the Company.”

Lease of Office Space from Hubei Daily Media Group

In September 2012, we entered into a ten-year operating lease agreement from October 8, 2012 to October 7, 2022, with Hubei Daily Media Group, a shareholder who owned 20% of our variable interest entity, in Wuhan City, Hubei Province, where we lease approximately 1,673 square meters of office space located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years, plus property management fees, water and electricity and all related taxes. We incurred lease and related expenses of RMB1.2 million, RMB1.1 million and RMB1.2 ($0.2 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Consulting expenses for Hubei Daily Media Group representatives

We incurred RMB0.5 million, RMB0.5 million and RMB0.5 million ($0.1 million) expenses to Hubei Daily Media Group, a shareholder who owned 20% of our variable interest entity, for the consulting services related to two representatives sent by Hubei Daily Media Group, for the years ended December 31, 2015, 2016 and 2017, respectively.

Loans to related parties

From 2014 to 2016, we lent a revolving loan of RMB8.0 million ($1.2 million) to Hubei Baoli Ecological Conservation Co., Ltd for three (3) years at weighted average interest rates of 23.3% per annum for interest income on the loan and 12.7% per annum for fee income on the loan. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of our variable interest entity. The interest income on the loan was RMB1.2 million, RMB1.4 million and RMB2.1 million ($0.3 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The fee income on the loan was RMB0.7 million, RMB1.3 million and RMB1.1 million ($0.2 million) for the years ended December 31, 2015 and 2016.

From 2015 to 2016, we lent a revolving loan of RMB3.0 million ($0.5 million) to Kang Chen for two (2) years at weighted average interest rates of 22.8% per annum for interest income on the loan and 19.2% per annum for fee income on the loan. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of our variable interest entity. The interest income on the loan was RMB0.9 million and RMB0.8 million ($0.1 million) for the years ended December 31, 2015 and 2016, respectively. The fee income on the loan was RMB0.8 million and RMB0.5 million ($0.1 million) for the years ended December 31, 2015 and 2016, respectively.

In 2017, we lent a loan of RMB28.0 million ($4.3 million) to Wuhan Zhong Ji Gold Co., Ltd for a year at weighted average interest rate of 21.6% per annum for interest income on the loan. The loan was related to Wenting Xiao, a shareholder who owned 10.6% of our variable interest entity, whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. The interest income on loan was RMB6.5 million ($1.0 million) for the year ended December 31, 2017.

In 2017, we lent a loan of RMB38.3 million ($5.9 million) to Wuhan Xin Heng Tai Investment Co., Ltd for a year at weighted average interest rate of 21.6% per annum for interest income on the loan. The loan was related to Wenting Xiao, a shareholder who owned 10.6% of our variable interest entity, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. The interest income on loan was RMB4.9 million for the year ended December 31, 2017.

Advertising and promotional expenses with Hubei Daily Media Group

In 2015, we entered into a one-year agreement with Hubei JingChu Internet Technology Company, a subsidiary of Hubei Daily Media Group, a shareholder who owned 20% of our variable interest entity, to advertise and promote our company in the internet media for RMB0.7 million ($0.1 million).

Advisory expenses with Hubei New Nature Investment Co., Ltd

In 2015, 2016 and 2017, we entered into a one-year agreement with Hubei New Nature Investment Co., Ltd, a shareholder who owned 19.8% of our company, to provide funding advisory services for our company for RMB2.2 million, RMB1.9 million and RMB3.9 million ($0.6 million), respectively.

Intermediary fee agreement with Chutian Wealth (Wuhan) Financial Services Co., Ltd

In 2016, we entered into an agreement with Chutian Wealth (Wuhan) Financial Services Co., Ltd, a subsidiary jointly owned by Hubei New Nature Investment Co., Ltd and Hubei Daily Media Group, to assist in fund raising for our company through Wuhan Securities Exchange at 6% per annum on funds raised. In 2016 and 2017, Chutian Wealth (Wuhan) Financial Services Co., Ltd assisted us in borrowings, and intermediary fees were RMB2.7 million and RMB5.3 million ($0.8 million), respectively.

Loans from shareholders

In April 2016, we borrowed RMB6.0 million ($0.9 million) from Wang Hailin, a shareholder who owned 7.7% of our variable interest entity, at 10% per annum interest from April 2016 to November 2016. We paid RMB0.4 million ($0.1 million) for interest on the loan from Wang Hailin. In December 2016, the loan from Wang Hailin was converted to shareholders’ equity as part of the capital contribution.

In July 2016, we borrowed RMB2.0 million ($0.3 million) from Li Ling, a shareholder who owned 2.5% of our variable interest entity, at 10% per annum interest from July 2016 to November 2016. We paid RMB0.1 million ($15,000) for interest on the loan from Li Ling. The loan from Li Ling was fully repaid in November 2016.

In January 2017, we borrowed RMB4.0 million ($0.6 million) from Li Ling, a shareholder who owned 2.5% of our variable interest entity, at 10% per annum interest from January 2017 to July 2017. We paid RMB0.2 million ($31,000) for interest on the loan from Li Ling. The loan from Li Ling was fully repaid in July 2017.

In June 2017, we borrowed RMB10.0 million ($1.5 million) from Wang Hailin, a shareholder who owned 7.7% of our variable interest entity, at 10% per annum interest from June 2017 to June 2018. In 2017, we paid RMB0.5 million ($0.1 million) for interest on the loan from Wang Hailin.

Loan receivable placed with Wuhan Securities Exchange for funding purchased by related parties

In 2015 and 2016, our right of return on our loans receivable of RMB68.9 million and RMB98.5 million ($15.1 million), that placed with Wuhan Securities Exchange for funding, were purchased by Hubei Daily Media Group, a shareholder which owned 20% of our variable interest entity. The weighted average annual interest rates for interest expenses on these borrowings were 11.4% and 11.6% in 2015 and 2016, respectively. The average duration for these borrowings was 102 days and 152 days in 2015 and 2016, respectively. The interest expenses on these borrowings were RMB2.2 million and RMB4.7 million ($0.7 million) in 2015 and 2016, respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to loans that we have made, breach of contract claims, labor and employment claims and other matters. Microfinance lending companies are frequently involved in litigation as claimants against borrowers and guarantors. As of March 31, 2018, we are involved in eight collection litigation cases as claimants against various borrowers and guarantors. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs were listed on the NYSE on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. We have been trading under the symbol “XNY” until we changed to “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, from December 18, 2014, the right to receive sixteen (16) ordinary shares and from December 28, 2017, the right to receive forty-eight (48) ordinary shares. The table below shows the high and low closing prices of our ADSs on the NYSE prior to December 28, 2017 and on the NYSE American on and after December 27, 2017. The closing price for our ADSs on the NYSE American on March 29, 2017 was $5.18 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
2013	2.19	0.92
2014	2.98	0.46
2015	2.44	1.39
2016	3.65	0.81
2017
Quarterly Highs and Lows
First quarter 2016	1.93	1.03
Second quarter 2016	1.40	0.93
Third quarter 2016	3.65	0.81
Fourth quarter 2016	1.85	1.15
First quarter 2017	2.12	1.15
Second quarter 2017	1.67	1.25
Third quarter 2017	1.74	1.10
Fourth quarter 2017	6.50	1.20
Monthly Highs and Lows
October 2017	1.50	1.22
November 2017	1.90	1.20
December 2017	6.50	1.31
January 2018	7.10	4.70
February 2018	6.62	4.71
March 2018	5.50	4.51

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs were listed on the NYSE on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. We have been trading under the symbol “XNY” until we changed to “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, from December 18, 2014, the right to receive sixteen (16) ordinary shares and from December 28, 2017, the right to receive forty-eight (48) ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-170368), as amended. On November 3, 2010, our shareholders adopted our first amended and restated memorandum and articles of association by special resolutions which became effective on November 29, 2010. On March 1, 2018, our shareholders adopted our second amended and restated memorandum and articles of association by special resolutions which became effective on March 1, 2018.

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

U.S. Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

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

In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are:

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

Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on the ADSs would constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs representing ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, as described under “-PRC Taxation,” such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. You should consult your own tax advisors regarding the creditability of any PRC tax.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, as described under “—PRC Taxation,” you would only be able to claim a foreign tax credit for the amount withheld to the extent that you have foreign source income. However, if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source income. You should consult your own tax advisors regarding the creditability of any PRC tax.

PFIC Considerations

A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Although the law in this regard is unclear, we intend to treat Chutian as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to eighty percent (80%) of Chutian’s economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Chutian for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of our ADSs at the end of our 2017 taxable year, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2018 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE for this purpose for the calendar year ended December 31, 2017. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which you hold stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with your original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If you do not make a mark-to-market election for the first taxable year in which you hold stock of a PFIC but you subsequently make the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include our ADSs or ordinary shares) may be required to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.”

The Effect Of Comprehensive U.S. Tax Reform Legislation On The Company, Whether Adverse Or Favorable, Is Uncertain.

On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on the Company and its subsidiaries, whether adverse or favorable, is uncertain, and may not become evident for some period of time. You are urged to consult your tax adviser regarding the implications of the Tax Cuts and Jobs Act of holding of our ADSs or ordinary shares.

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

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will file our annual report on Form 20-F, including our audited financial statements, with the SEC. Our annual report on Form 20-F can be accessed on the SEC’s website as well the investor relations section of our website. Investors may request a hard copy of our annual report, free of charge, by contacting us.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit Risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in lending activities.

Our credit committee is responsible for managing the credit risk by:

•	Ensuring that we have appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Company’s stated policies and procedures, IFRS and relevant supervisory guidance.

•	Identifying, assessing and measuring credit risk from an individual loan to a portfolio level.

•	creating credit policies to protect us against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

•	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

•	Developing and maintaining our processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward looking information and the method used to measure expected credit loss.

•	Ensuring that we have policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

•	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for expected credit loss. Providing advice, guidance and specialist skills to business units to promote best practice in the management of credit risk.

Liquidity Risk

Liquidity risk is the risk that we do not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Company-specific and market-wide events.

We established a comprehensive policy and control framework for managing liquidity risk. The Company’s treasury department is responsible for managing the Company's liquidity risk via monitoring borrowing and managing relationship with several securities exchanges. Our treasury department executes our liquidity and funding strategy in co-operation with our lending department.

Foreign Currency Risk

All of our revenues and substantially all of our expenses are denominated in RMB, which is not freely convertible into foreign currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our net interest income, which is the difference between interest earned from loans we provide and interest paid to the borrowings we obtain from various individuals and companies through certain securities exchanges. Our future interest income may fall short of expectations due to changes in market interest rates. Interest rate risk is managed principally through monitoring interest rate gaps and basis risk. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2017, we received from the depositary reimbursement totaling $1,044,262 for our ADR program-related expenses.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013. Based on management’s assessment using those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. David Sherman qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm RT LLP, for the year ended December 31, 2016 and 2017, respectively. We did not pay any other fees to RT LLP during the periods indicated below.

	Year Ended December 31,
	2016	2017
	RMB	RMB	$
		(in Thousands)
Audit fees(1)	497	487	75
Audit-related fees(2)	30	1,363	209
Tax fees(3)	-	-	-
All other fees(4)	-	-	-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2015 and 2016.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

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

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American Company Guide corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

•	Dissemination: Section 623 of the NYSE American Company Guide requires that the company to prepare and disseminate its interim/quarterly (unaudited) statements to its shareholders. We are a foreign private issuer and under the laws of the Cayman Islands, we are not required to prepare and disseminate our interim/quarterly (unaudited) statements to our shareholders. However, we will continue to submit to the SEC on a Form 6-K our interim balance sheet as of the end of our second fiscal quarter, and a semi-annual income statement that covers our first two fiscal quarters as required under the NYSE American Company Guide.

•	Shareholder Approval Requirement: Sections 711-713 of the NYSE American Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the Cayman Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of20% or more of our outstanding shares to any person.

In addition, as a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Memorandum and Articles of Association the applicable rules and regulations in the Cayman Islands.

The foregoing is consistent with the laws, customs and practices in the Cayman Islands. In addition, we may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.

Number	Description of Document

1.1	Form of Second Amended and Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited.*

2.1	Specimen Certificate for Ordinary Shares is incorporated herein by reference to Exhibit 4.2 to our FormF-1/A Registration Statement (File No. 333-170368) filed on November 10, 2010.

2.2

Form of Deposit Agreement, including form of American Depositary Receipts is incorporated herein by reference to Exhibit (a) to our Form F-6 Registration Statement (File No. 333-170368) filed on November 22, 2010.

2.3

Form of Amendment to Deposit Agreement including form of American Depositary Receipts is incorporated herein by reference to Exhibit (a)(2) to our Form F-6/A Registration Statement (File No. 333-170489) filed on November 25, 2014.

2.4

Form of Second Amendment to Deposit Agreement including form of American Depositary Receipts is incorporated herein by reference to Exhibit (a)(3) to our Form F-6/A Registration Statement (File No. 333-170489) filed on December 15, 2017.

4.1	Form of 2010 Equity Incentive Plan is incorporated herein by reference to Exhibit 10.3 to our Form F-1/A Registration Statement (File No. 333-170368) filed on November 10, 2010.

93

4.2

Share Transfer Agreement, dated December 10, 2017, between China Xiniya Fashion Limited and Qiming Investment Limited is incorporated herein by reference to Exhibit 99.4 to our Form 6-Kfurnished on December 11, 2017.

4.3

Securities Purchase Agreement, dated December 10, 2017, by and among China Xiniya Fashion Limited, True Silver Limited, and Honest Plus Investments Limited is incorporated herein by reference to Exhibit 99.5 to our Form 6-K furnished on December 11, 2017.

4.4

Exclusive Cosigned Management Service Agreement, dated August 10, 2017, by Hubei Chutian Microfinance Co., Ltd. and Wuhan Chutian Investment Holding Co., Ltd is incorporated herein by reference to Exhibit 99.6 to our Form 6-K furnished on December 11, 2017.

4.5

Exclusive Purchase Option Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li)is incorporated herein by reference to Exhibit 99.7 to our Form 6-K furnished on December 11, 2017.

4.6

Shareholders’ Voting Proxy Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li)is incorporated herein by reference to Exhibit 99.8 to our Form 6-K furnished on December 11, 2017.

4.7

Share Pledge Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li)is incorporated herein by reference to Exhibit 99.9 to our Form 6-K furnished on December 11, 2017.

11.1

Code of Business Conduct and Ethics of China Xiniya Fashion Limited is incorporated herein by reference to Exhibit 99.1 to our Form F-1 Registration Statement (File No. 333-170368) filed on November 22, 2010.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
___________
*	Filed herewith.
**	Furnished herewith.
***

In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUNXIN FINANCIAL HOLDINGS LIMITED

Date: April 30, 2018	By:	/s/ Qizhi Wei
	Name:	Qizhi Wei
	Title:	Chairman and Chief Executive Officer

95

DUNXIN FINANCIAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Dunxin Financial Holdings Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of Dunxin Financial Holdings Limited and subsidiaries (“the Company”) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three year ended December 31, 2017, in conformity with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standard Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RT LLP

Singapore

April 30, 2018

RT LLP has served as the Company’s auditor since 2016.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2015, 2016 and 2017

	Notes	2015	2016	2017
Interest and fee income
Interest income on loans		68,012	83,920	115,752
Fee income on loans		31,895	20,976	3,887
Total interest and fee income		99,907	104,896	119,639

Interest expense
Interest expenses on loans		(16,075)	(22,151)	(38,140)
Business related taxes and surcharges		(5,685)	(1,152)	(674)
Total interest expense		(21,760)	(23,303)	(38,814)

Net interest income		78,147	81,593	80,825
Allowance for loan losses		(9,396)	(6,360)	(3,580)
Net interest income after provision for loan losses		68,751	75,233	77,245

Non-interest and other income		476	1,772	815

Operating costs and expenses
Sales and marketing		(4,236)	(4,899)	(3,138)
General and administrative		(10,295)	(14,937)	(26,720)
Total operating costs and expenses		(14,531)	(19,836)	(29,858)

Income before taxes	10	54,696	57,169	48,202
Income tax expense	11	(17,841)	(15,221)	(14,636)
Net income and total comprehensive income for the year		36,855	41,948	33,566

Total comprehensive income attributable to:
Equity holders of the parent entity		29,484	33,558	26,853
Non-controlling interests		7,371	8,390	6,713
		36,855	41,948	33,566

Basic and diluted earnings per share for the profit attributable to the equity holders of the parent entity during the year (expressed in RMB per share)	12	0.16	0.18	0.14
Weighted average number of shares outstanding in the year		227,716,692	227,716,692	236,180,071

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2016 and 2017

	Note	2016	2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	13	96,791	21,717
Interest and fee receivables, net of allowance	14	18,730	39,628
Loan receivables, net of allowance	15	675,341	791,390
Prepaid expenses and others	16	11,156	15,411
Total current assets		802,018	868,146

NON-CURRENT ASSETS
Property and equipment, net	17	779	338
Deferred tax assets	18	-	645
Total non-current assets		779	983

Total assets		802,797	869,129

LIABILITIES
Loan payables	19	200,470	226,370
Advance from customers	20	599	142
Salary and benefit payable		2,169	3,423
Income taxes payable		13,963	14,851
Interest payable		3,227	4,560
Other payable	21	2,684	15,730
Total current liabilities		223,112	265,076

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the parent entity
Share capital	22	77	325
Additional paid-in capital	22	395,924	388,317
Statutory reserve	23	7,751	7,751
General risk reserve	24	5,891	5,891
Retained earnings		54,105	80,958
Non-controlling interests in equity		115,937	120,811
Total shareholders’ equity		579,685	604,053

Total equity and liabilities		802,797	869,129

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2016 and 2017

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Retained earnings	Total	Non- controlling interests	Total Equity

Balance at December 31, 2015	77	239,924	4,386	5,891	38,928	289,206	72,301	361,507
Issuance of capital shares	-	156,000	-	-	-	156,000	39,000	195,000
Net income for the year	-	-	-	-	33,558	33,558	8,390	41,948
Appropriation to reserve	-	-	3,365	-	(3,365)	-	-	-
Dividend to shareholders	-	-	-	-	(15,016)	(15,016)	(3,754)	(18,770)
Balance at December 31, 2016	77	395,924	7,751	5,891	54,105	463,748	115,937	579,685
Issuance of shares pursuant to reverse acquisition	248	(222)	-	-	-	26	7	33
Share issuance expense	-	(7,385)	-	-	-	(7,385)	(1,846)	(9,231)
Net income for the year	-	-	-	-	26,853	26,853	6,713	33,566
Balance at December 31, 2017	325	388,317	7,751	5,891	80,958	483,242	120,811	604,053

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2015, 2016 and 2017

	2015	2016	2017

Cash flow from operating activities
Profit before taxation	54,696	57,169	48,202
Adjustments for:
Depreciation of property and equipment	601	526	441
Allowance for loans	9,665	4,791	4,991
(Reverse of)/allowance for interest receivable	(269)	1,568	1,411
Operating profit before changes in working capital	64,693	64,054	55,045
Interest and fee receivables	8,171	(16,443)	(22,309)
Prepayments and others	(25)	(10,713)	10,673
Advance from customers	(1,100)	(2,782)	(457)
Salary and benefit payable	(264)	406	1,254
Interest payable	2,038	(675)	1,333
Other payable	(668)	4,320	13,046
Net cash generated by operating activities	72,845	38,167	58,585
Income tax paid	(14,132)	(21,459)	(14,393)
Net cash generated by operating activities	58,713	16,708	44,192

Cash flow from investing activities
Originated loan disbursements	(578,266)	(446,264)	(397,190)
Repayments of loans from customers	519,192	233,126	276,150
Prepayment for property	-	-	(14,928)
Net cash used in investing activities	(59,074)	(213,138)	(135,968)

Cash flow from financing activities
Share issuance expenses	-	-	(9,198)
Proceeds received from issuing capital	-	195,000	-
Proceeds received from shareholders loans	-	2,000	14,000
Repayment of shareholder loan	-	(2,000)	(4,000)
Proceeds received from loan payable	252,770	384,240	402,300
Repayments of loan payable	(183,590)	(332,990)	(386,400)
Payments of dividends	(18,348)	(18,770)	-
Net cash generated by financing activities	50,832	227,480	16,702

Net increase/(decrease) in cash and cash equivalents	50,471	31,050	(75,074)
Cash and cash equivalents at beginning of year	15,270	65,741	96,791
Cash and cash equivalents at end of year	65,741	96,791	21,717

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

1. Organization and principal activities

Dunxin Financial Holdings Limited (the “Company”), formerly known as China Xiniya Fashion Limited, was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, the Company completed the Divestiture and Acquisition transactions (the “Transactions”). In connection with the Divestiture transaction, the Company divested its wholly-owned subsidiary, Xiniya Holdings Limited, a Hong Kong company, to Qiming Investment Limited, a British Virgin Islands company, in exchange for a purchase consideration of RMB228,000,000 (US$34,588,428).In connection with the Acquisition transaction, the Company purchased all of the issued and outstanding ordinary shares of True Silver Limited (“True Silver”) for a cash payment of RMB228,000,000 (US$34,588,428) and the issuance of 772,283,308 of the ordinary shares at RMB1.00 (US$0.15) per share to the shareholders of True Silver. True Silver became the wholly owned subsidiary of the Company. True Silver utilizes a variable interest entity structure to operate and consolidate 80% of the financial results of Hubei Chutian Microfinance Co., Ltd (“Chutian”). Chutian, with a registered capital of RMB450 million, is a joint stock company incorporated under the laws of China specializing in providing loan facilities to micro, small and medium enterprises and sole proprietors in Hubei Province, China.

The Transactions were accounted for as a “reverse acquisition” since, immediately following the consummation of the Transactions, the shareholders and management of Chutian having effectuated control of the combined company. The former shareholders of Chutian, whose shares were acquired by the Company, own and control 88.7% of shares and votes in the Company. The management of the Company is drawn predominantly from Chutian. For accounting purposes, the legal subsidiaries of True Silver were deemed to be the accounting acquirer in the transaction and the Company, the legal acquirer, was deemed to be the accounting acquiree.

The consolidated financial statements represent a continuation of the consolidated financial statements of True Silver and its subsidiaries (the “True Silver Group”) and reflect the following:

(a)	the assets and liabilities of the True Silver Group were recognized and measured in the consolidated statement of financial position at their carrying amount before the Acquisition;

(b)	the identifiable assets and liabilities of the Company were recognized and measured in the consolidated financial statements at their acquisition date fair values;

(c)	the excess of the fair value of purchase consideration over the identifiable net assets of the Company at fair value is recognized as expense in the consolidated statement of financial position;

(d)	the retained earnings and other equity balances recognized in the consolidated financial statement are the retained earnings and other equity balances of the True Silver Group immediately before the Acquisition;

(e)	the amount recognized as issued equity interest in the consolidated financial statements were determined by adding the issued equity of the True Silver Group outstanding immediately before the Acquisition to the fair value of purchase consideration of the Acquisition. The fair value of purchase consideration is based on the fair value of the Company at the completion date. However, the equity structure appearing in the consolidated financial statement shall reflect the equity structure of the Company, including the equity instruments issued by the Company to effect the Acquisition;

(f)	the consolidated statement of comprehensive income for the financial year ended December 31, 2017 reflects that of the True Silver Group for the full period together with the post-acquisition results of the Company;

(g)	the comparative figures presented in the consolidated financial statements were that of the True Silver Group; and

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

1. Organization and principal activities - continued

(h)	earnings per share for the financial year ended December 31, 2017 reflects the results of the True Silver Group till the date of acquisition and the results of the enlarged Group from the acquisition date.

The principal place of business is 6th Floor, Block 1, Hubei Daily Culture Creative Industrial Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 443000.

The Company is listed on the New York Stock Exchange American, the ticker symbol is DXF.

These financial statements are presented in Renminbi, unless otherwise stated.

The consolidated financial statements for the three years ended December 31, 2015, 2016 and 2017 were authorized for issue by resolution of the board of directors on April 30, 2018.

2. Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These accounting policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Dunxin Financial Holdings Limited, its subsidiaries and variable interest entity (the “Group”).

2.1 Basis of preparation

(i)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”).

(ii）	Historical cost convention

The financial statements have been prepared on a historical cost basis.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.2 Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities (including variable interest entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated in preparing the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii)	Non-controlling interests

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity respectively.

(iii)	Details of subsidiaries are as follows:

Name of company	Place of incorporation	Particular of issued and fully paid up capital	Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activities

True Silver Limited	British Virgin Islands	US$50,000	100%	100%	-	Investment holding

Chutian Financial Holdings (Hong Kong) Limited	Hong Kong	HK$10,000	100%	-	100%	Investment holding

Wuhan Chutian Investment Holdings Co. Ltd	PRC	RMB3,000,000	100%	-	100%	Investment holding

Hubei Chutian Microfinance Co., Ltd	PRC	RMB450,000,000	80%	-	80%	Microfinance lenders

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.3 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are with limited exceptions, measured initially at their fair values at the acquisition date. The group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred,

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

2.4 Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the steering committee that makes strategic decisions. The Group operates in only one segment.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.5 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Chinese Renminbi (RMB), which is the Company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the statement of comprehensive income/(loss).

Foreign exchange gains and losses are presented in the Consolidated Statements of Comprehensive Income on a net basis within other income or other expenses.

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(b)	income and expenses for each consolidated statement of comprehensive income/(loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)	all resulting exchange differences are recognized in other comprehensive income/(loss).

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.6 Interest

Interest income and expense are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

The effective interest rate is the rate that exactly discount estimated future cash payments or receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include increment costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Interest income and expense presented in the Consolidated Statements of Comprehensive Income include interest on financial assets and financial liabilities measured at amortized cost calculated on an effective interest basis.

2.7 Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or financial liability are included in the measurement of the effective interest rate (see Note 2.6 Interest).

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.8 Income tax

Income tax expense comprises current and deferred tax. It is recognized in the Consolidated Statements of Comprehensive Income.

i.	Current tax

Current tax comprises the expected tax payable or receivable on taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantially enacted at the reporting date.

ii.	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for individual subsidiaries and variable interest entity in the Group and the reversal of temporary differences. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantially enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

iii.	Tax exposures

In determining the amount of current and deferred tax, the Group considers the impact of tax exposures, including whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgments regarding the adequacy of existing tax liabilities; such changes to tax liabilities would impact tax expense in the period in which such a determination is made.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.9 Financial assets and financial liabilities

i Recognition

The Group initially recognizes loans and borrowings on the date on which they are originated.

A financial asset or financial liability is measured initially at fair value plus transaction costs that are directly attributable to its acquisition or issue.

ii Classification

Financial assets

The Group classifies its financial assets into loans and receivables.

Financial liabilities

The Group classifies its financial liabilities as measured at amortized cost.

iii Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

In transactions in which the Group neither retains or transfers substantially all of the risks and rewards of ownership of a financial asset and its retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which its is exposed to changes in the value of the transferred asset.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

iv Amortized cost measurement

The “amortized cost” of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount recognized and the maturity amount, minus any reduction for impairment.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.9 Financial assets and financial liabilities - continued

v. Identification and measurement of impairment

Objective evidence of impairment

At each reporting date, the Group assesses whether there is objective evidence that financial assets are impaired. A financial asset or a group of financial assets is impaired when objective evidence demonstrates that a loss event has occurred after the initial recognition of the assets and that the loss event has an impact on the future cash flows of the asset(s) and that the loss event has an impact on the future cash flows of the asset(s) that can be estimated reliably.

Objective evidence that financial assets are impaired includes:

•	significant financial difficulty of the borrower;

•	default or delinquency by a borrower;

•	the restructuring of a loan by the Group on terms that the Group would not consider otherwise;

•	indications that a borrower will enter bankruptcy; or

•	observable data relating to a group of assets such as adverse changes in the payment status of borrowers in the group, or economic conditions that correlate with defaults in the group.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.9 Financial assets and financial liabilities - continued

v. Identification and measurement of impairment - continued

Individual and collective assessment

The Group considers evidence of impairment for loans at both a specific asset and a collective level. All individually significant loans are assessed for specific impairment.

Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans that are not individually significant are collectively assessed for impairment by grouping together loans with similar risk characteristics.

The individual component of the total allowance for impairment applies to financial assets evaluated individually for impairment, and found to be individually impaired, and is based on management’s best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgements about a debtor’s financial situation and the net realizable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the Credit Risk function.

A collective component of the total allowance is established for groups of loans that are individually significant but that were not found to be individually impaired (loss “incurred but not reported” or IBNR).

The IBNR allowance covers credit losses inherent in portfolios of loans with similar credit risk characteristics when there is objective evidence to suggest that they contain impaired terms but the individual impaired items cannot yet be identified.

The IBNR allowance is based on historical loss rates, adjusted to reflect the current economic conditions affecting the portfolio. It reflects assumptions made about the loss emergence period i.e. the period between a loss event occurring and it being identified. Management estimates a loss emergence period for each identified portfolio and back-tests these estimates against past experience. The factors that may influence the loss emergence period include economic and market conditions, customer behavior, credit management process and collective experience.

In assessing the collective loss allowance, management considers factors such as credit quality, concentrations and economic factors. To estimate the required allowance, assumptions are made to define how inherent losses are modeled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowance depends on the model assumptions and parameters used in determining the collective allowance.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.9 Financial assets and financial liabilities - continued

v. Identification and measurement of impairment - continued

Measurement

Impairment losses on assets measured at amortized costs are calculated as the difference between the carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

Impairment losses are recognized in the Consolidated Statement of Comprehensive Income and reflected in an allowance for loan losses account against loans. If an event occurring after the impairment was recognized causes the amount of impairment loss to decrease, then the decrease in impairment loss is reversed in the Consolidated Statement of Comprehensive Income.

2.10 Cash and cash equivalents

For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of cash on hand, balances with banks and time deposits with banks with original maturity of three months or less.

2.11 Loans

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Group does not intend to sell immediately or in the near term.

Loans primarily represent loan amount due from customers. Loans are initially measured at fair value plus incremental direct transaction costs, and subsequently measured at their amortized cost using the effective interest method less allowance that reflects the Group’s best estimate of the amounts that will not be collected.

The loan portfolio consists of corporate loans and personal loans (See Note 15). Loans are presented net of allowance for loan losses.

2.12 Interest and fee receivable, net

Interest and fee receivable are accrued and credited to income as earned but not received. Interest and fee receivable are presented net of an allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts for estimated losses. The Group reviews the interest and fee receivable on a periodic basis and makes general and specific allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balance, the Group considers many factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.13 Property and equipment

Property and equipment are initially measured at cost. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditure incurred after property and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which incurred.

Property and equipment are subsequently measured at cost less accumulated depreciation. Property and equipment are depreciated on a straight-line basis, considering any estimated residual value, over the estimated useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The estimated useful lives of the assets are as follows:

Estimated useful life
Leasehold improvement	5 years
Vehicles	5 years
Office equipment and furniture	3 years

2.14 Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount.

Impairment losses are recognized in the Consolidated Statement of Comprehensive Income.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.15 Loan and other payable

Loan payable and loans from shareholders are the Group’s sources of debt financing.

Loan payable and loans from shareholders are initially recognized at fair value, and subsequently measured at their amortized cost using the effective interest method.

2.16 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

2.17 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2015, 2016 and 2017.

The Group recognizes share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan in the Consolidated Statements of Comprehensive Income based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Group in exchange for the equity award.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.18 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2015, 2016 and 2017, are discussed in Note 10.

2.19 Value added tax (“VAT”)

Interest and fee income in the PRC are subject to VAT at 6% (output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other receivables or other payables in the Consolidated Statement of Financial Position.

Revenues, expenses and assets are recognized net of VAT except:

•	where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with VAT included.

2.20 Share capital

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

2.21 Earnings per shares

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss that is attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss that is attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.22 Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in the Consolidated Statements of Comprehensive Income as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the Consolidated Statements of Comprehensive Income in the accounting period in which they are incurred.

2.23 Definition of default

Critical to the determination of expected credit loss is the definition of default. The definition of default is used in measuring the amount of expected credit loss and in the determination of whether the loss allowance is based on 12-month or lifetime expected credit loss, as default is a component of the probability of default which affect both the measurement of expected credit losses and the identification of a significant increase in credit risk (see note 5).

The Group considers the following as constituting an event of default:

•	the borrower is past due more than 90 days on any material credit obligation to the Group; or

•	the borrower is unlikely to pay its credit obligations to the Group in full.

The definition of default is appropriately tailored to reflect different characteristics of different types of assets.

When assessing if the borrower is unlikely to pay its credit obligation, the Group takes into account both qualitative and quantitative indicators. The information assessed depends on the type of the asset, for example in lending to company a qualitative indicator used is the breach of covenants, which not relevant for lending to individual. Quantitative indicators, such as overdue status and non-payment on another obligation of the same counterparty are key inputs in this analysis. The Group uses a variety of sources of information to assess default which are either developed internally or obtained from external sources. More details are provided in note 5.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.24 Significant increase in credit risk

The Group monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Group will measure the loss allowance based on lifetime. The Group monitors all financial assets that are subject to impairment for significant increase in credit risk.

In assessing whether the credit risk on a loan has increased significantly since initial recognition, the Group compares the risk of a default occurring on the loan at the reporting date based on the remaining maturity of the loan with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the loan was first recognized. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable based on the Group’s historical experience.

The Group allocates its counterparties to a relevant internal credit risk grade depending on their credit quality. The quantitative information is a primary indicator of significant increase in credit risk and is based on the change in lifetime probability of default by comparing:

•	the remaining lifetime probability of default at the reporting date; with

•	the remaining lifetime probability of default for this point in time that was estimated based on facts and circumstances at the time of initial recognition of the exposure.

The qualitative factors that indicate significant increase in credit risk are reflected in the assessment of probability of default.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.25 Modification of financial assets

A modification of a financial asset occurs when the contractual terms governing the cash flows of a financial asset are renegotiated or otherwise modified between initial recognition and maturity of the financial asset. A modification affects the amount and/or timing of the contractual cash flows either immediately or at a future date. In addition, the introduction or adjustment of existing covenants of an existing loan would constitute a modification even if these new or adjusted covenants do not yet affect the cash flows immediately but may affect the cash flows depending on whether the covenant is or is not met.

The Group renegotiates loans to customers in financial difficulty to maximize collection and minimize the risk of default. A loan forbearance is granted in cases where although the borrower made all reasonable efforts to pay under the original contractual terms, there is a high risk of default or default has already happened and the borrower is expected to be able to meet the revised terms. The revised terms in most of the cases include an extension of the maturity of the loan, changes to the timing of the cash flows of the loan (principal and interest repayment), reduction in the amount of cash flows due (principal and interest forgiveness) and amendments to covenants.

When the contractual terms of a financial asset are modified, the Group determines if the financial asset’s credit risk has increased significantly since initial recognition by comparing:

•	the remaining lifetime probability of default estimated based on data at initial recognition and the original contractual terms; with

•	the remaining lifetime probability of default at the reporting date based on the modified terms.

For financial assets modified as part of the Group’s forbearance policy, the estimate of probability of default reflects the Group’s ability to collect the modified cash flows taking into account the Group’s previous experience of similar forbearance action, as well as various behavioral indicators, including the borrower’s payment performance against the modified contractual terms. If the credit risk remains significantly higher than what was expected at initial recognition the loss allowance will continue to be measured at an amount equal to lifetime expected credit loss.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

2.26 Write off

Loans are written off when the Group has no reasonable expectations of recovering the financial asset (either in its entirety or a portion of it). This is the case when the Group determines that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. A write-off constitutes a derecognition event. The Group may apply enforcement activities to financial assets written off. Recoveries resulting from the Group’s enforcement activities will result in impairment gains.

2.27 Presentation of allowance for expected credit loss in the Consolidated Statement of Financial Position

For financial assets measured at amortized cost, loss allowances for expected credit loss are presented in the Consolidated Statement of Financial Position as a deduction from the gross carrying amount of the assets.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

3. Standards issued but not yet effective

Certain new accounting standards and interpretation have been published that are not mandatory for December 31, 2017 reporting periods and have not been early adopted by the Group. Management anticipates that all of the relevant pronouncements will be adopted by the Group for the first period following the effective date of the pronouncement. Information on new standards and amendments, that are expected to be relevant, is provided below.

IFRS 9 Financial Instruments

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

4. Critical accounting estimates and use of judgments

In preparing these consolidated financial statements, management are required to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors that are considered to be relevant, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i. Allowance for interest and fee receivable

Management assesses the collectability of interest and fee receivable from loan customer and estimates the allowance for interest and fee receivable from customers. The Group reviews the interest and fee receivable on a periodic basis and makes allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual interest and fee receivable balance, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management reassesses the allowance for interest and fee receivable at each statement of financial position date and revises the allowance for interest and fee receivable accordingly.

ii. Allowance for loans

Management assesses the collectability of loan and estimate the allowance for loans. The Group reviews the collectability of loan on a periodic basis and makes collective and individual allowance when there is doubt as to the collectability of the loan balances. In evaluating the collectability of the loan balance, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management reassesses the allowance for loans at each statement of financial position date and revises the allowance for loans accordingly.

iii. Income tax

The Group’s PRC subsidiaries and variable interest entity are liable for income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There may be claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

iv. Impairment of property and equipment

Management assesses the value in use of property and equipment. The assessment is based on indication of impairment loss. Management reassesses the impairment loss at each statement of financial position date and makes provisions, if necessary.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

5. Credit risk

Credit risk is the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s main income generating activity is lending to customers and therefore credit risk is a principal risk. Credit risk mainly arises from loans to customers. The Group considers all elements of credit risk exposure such as counterparty default risk for risk management purposes.

Credit risk management

The Group’s credit committee is responsible for managing the Group’s credit risk by:

•	Ensuring that the Group has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Group’s stated policies and procedures, IFRS and relevant supervisory guidance.

•	Identifying, assessing and measuring credit risk across the Group, from an individual loan to a portfolio level.

•	Creating credit policies to protect the Group against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

•	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

•	Developing and maintaining the Group’s processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward looking information and the method used to measure expected credit loss.

•	Ensuring that the Group has policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

•	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for expected credit loss. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Group in the management of credit risk.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

5. Credit risk– continued

Significant increase in credit risk

The Group monitors its financial assets that are subject to impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk the Group will measure the loss allowance based on lifetime expected credit loss.

In order to minimize credit risk, the Group has tasked its credit management committee to develop and maintain the Group’s credit risk grading to categorize exposures according to their degree of risk of default. The Group’s credit risk grading framework comprises five categories. The credit rating information is based on a range of data that is determined to be predictive of the risk of default and applying experienced credit judgment. The nature of the exposure and type of borrower are taken into account in the analysis. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default.

The credit risk grades are designed and calibrated to reflect the risk of default as credit risk deteriorates. As the credit risk increases the difference in risk of default between grades changes. Each exposure is allocated to a credit risk grade at initial recognition, based on the available information about counterparty. All exposures are monitored and the credit risk grade is updated to reflect current information. The monitoring procedures followed are both general and tailored to the type of exposure. The following data are typically used to monitor the Group’s exposures:

•	Payment record, including ageing analysis;

•	Extent of utilization of granted limit;

•	Forbearances (both requested and granted);

•	Changes in business, financial and economic conditions;

•	For lending to individual, internally generated data of customer behavior, affordability metrics, etc; and

•	For lending to companies, information obtained by periodic review of customer files including audited financial statements review.

The Group presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group has monitoring procedures in place to make sure that the criteria used to identify significant increases in credit are effective, meaning that significant increase in credit risk is identified before exposure is defaulted or when the asset becomes 30 days past due. The Group performs periodic back-testing of its ratings to consider whether the drivers of credit risk that led to default were accurately reflected in the rating in a timely manner.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

5. Credit risk – continued

The table below provides an analysis of gross carrying amount of loans to customers by current and past due status and the corresponding loss allowance to each status:

	As of December 31,
	2016	2016	2017	2017
	Gross carrying amount	Loss allowance	Gross carrying amount	Loss allowance
	RMB’000	RMB’000	RMB’000	RMB’000

Not yet due	634,700	9,521	653,825	11,741
1-89 days past due	700	10	42,005	690
90-179 days past due	3,800	114	7,500	113
180-365 days past due	32,530	1,164	64,160	1,085
Over 1 year past due	25,344	10,924	50,624	13,095
Total	697,074	21,733	818,114	26,724

The table below provides an analysis of gross carrying amount of loans to customers by credit rating:

	As of December 31,
	2016	2017
	RMB’000	RMB’000

Normal	634,700	653,825
Special mentioned	50,030	151,445
Substandard	1,100	1,100
Doubtful	3,144	-
Loss	8,100	11,744
	697,074	818,114

The table below provides an analysis of gross carrying amount of loans to customers by collateral:

	As of December 31,
	2016	2017
	RMB’000	RMB’000

Guarantee backed loans	400,460	732,530
Collateral backed loans
- Collateralized by property	76,200	68,060
- Collateralized by shares	172,770	12,480
- Collateralized by precious metals	44,500	1,400
- Collateralized by other personal property	3,144	1,044
- Collateralized by account receivable	-	2,600
	697,074	818,114

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

6. Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Group-specific and market-wide events.

Liquidity risk management

The Group established a comprehensive policy and control framework for managing liquidity risk. The Group’s treasury department is responsible for managing the Group’s liquidity risk via monitoring borrowing and managing relationship with several securities exchanges. The Group’s treasury department executes the Group’s liquidity and funding strategy in co-operation with lending department of the Group.

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2017, the funds obtained from banking financial institutions were at 34.4%.

The table below presents a maturity analysis of the Group’s financial assets and liabilities. The sum of the balances depicted in the maturity analysis do not reconcile with the carrying amount of the assets/liabilities as disclosed in the Consolidated Statement of Financial Position. This is because the maturity analysis incorporates, on an undiscounted basis, all cash flows relating to principal and interest payments.

December 31, 2017	Carrying amount	Less than 1 month	1-3 months	3 months to 1 year
Financial assets	RMB’000	RMB’000	RMB’000	RMB’000
Cash and cash equivalents	21,717	21,717	-	-
Loan receivables	791,390	75,460	115,621	668,106
	813,107	97,177	115,621	668,106
Financial liabilities
Loans payable	226,370	34,048	48,219	156,549

December 31, 2016
Financial assets
Cash and cash equivalents	96,791	96,791	-	-
Loan receivables	675,341	149,009	118,827	470,639
	772,132	245,800	118,827	470,639
Financial liabilities
Loans payable	200,470	8,290	70,057	129,755

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

7. Market risk

The main non-trading risk types are interest rates and credit spreads.

Interest rate risk may result in of loss from fluctuations in the future cash flows. Interest rate risk is managed principally through monitoring interest rate gaps and basis risk.

Credit spreads reflect the credit risk of the loans to customers, i.e. risk that a customer or counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk exposure and the related management process are described in note 5.

The following table set out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2016	2017
	RMB’000	RMB’000

Assets subject to market risk
Cash and cash equivalents	96,791	21,717
Loan receivables	675,341	791,390
	772,132	813,107

Liabilities subject to market risk
Loan payable	200,470	226,370

There has been no change to the manner in which the Group manages and measures it’s market exposure in the current year.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

8. Capital risk

As of December 2017, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

In Hubei Province, the Microfinance Work Joint Session and its office are the regulatory authorities for microfinance companies in Hubei Province. Pursuant to the Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province issued on May 13, 2009, the Microfinance Work Joint Session is responsible for the organization, coordination, administration, supervision, regulation, and the promotion of the pilot work of microfinance companies. The Microfinance Work Joint Session consists of the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province.

On February 6, 2013, the Group’s variable interest entity, Hubei Chutian Microfinance Co., Ltd (“VIE”),was issued an Official Reply (E Jin Ban Fa No. [2013]14) by the Financial Office of People’s Government of Hubei, which approved VIE under the pilot program as a microfinance company, as proposed by the Wuchang People’s Government.

According to the relevant laws and regulations applicable in the Hubei Province, the capital requirement for the microfinance industry is that the registered capital shall not be less than RMB50 million. As of December 31, 2017, the registered capital of the VIE was RMB450 million. There is no other capital requirement from the regulatory authority.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

9. Fair value of financial assets and liabilities

The Group’s financial instruments consist of non-derivative financial assets and liabilities. The fair value of these non-derivative financial instruments is determined using internally generated valuation models, which are usually developed from generally accepted valuation models. The majority of the significant inputs into these models may not be observable in the market, and may be derived from interest rates based on assumptions. The selection of the appropriate valuation model, as well as the determination of key inputs used such as the expected future cash flows on the financial instrument, the probability of counterparty default and the appropriate discount rate to be used, require management judgment and estimation.

	As of December 31, 2017
	Fair value	Carrying amount
	RMB’000	RMB’000

Financial assets
Cash and cash equivalents	21,717	21,717
Loan receivables	826,036	791,390
	847,753	813,107

Financial liabilities
Loan payable	231,810	226,370

	As of December 31, 2016
	Fair value	Carrying amount
	RMB’000	RMB’000

Financial assets
Cash and cash equivalents	96,791	96,791
Loan receivables	712,770	675,341
	809,561	772,132

Financial liabilities
Loan payable	201,272	200,470

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

10. Income before taxes

Profit before taxation is arrived at as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000
After charging
Depreciation	601	526	441
Directors
- salaries and related costs	312	312	234
- social benefits contribution	-	-	-
Key management personnel (other than directors)
- salaries and related costs	510	364	1,160
- social benefits contribution	-	-	174
Other than directors and key management personnel
- salaries and related costs	5,381	7,119	6,198
- social benefits contribution	279	409	398

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

11. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2015, 2016 and 2017. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%.

	Year Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Current tax:
Current tax on profit for the year	17,841	15,221	15,281

Deferred tax:
Origination of temporary differences	—	—	(645)
Income tax expense	17,841	15,221	14,636

The reconciliation between tax expense and accounting profit at applicable tax rates of 25% is as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Income before taxation	54,696	57,169	48,202

Computed expected income tax expense	13,674	14,292	12,051
Expenses not deductible for tax purposes	4,167	929	2,585
Income tax expense	17,841	15,221	14,636

12. Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 227,716,692, 227,716,692 and 236,180,071 for 2015, 2016 and 2017, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

13. Cash and cash equivalents

	As at December 31,
	2016	2017
	RMB’000	RMB’000

Cash on hand	40	23
Cash at bank	36,751	21,694
Time deposit	60,000	-
Cash and cash equivalent per consolidated statements of cash flow	96,791	21,717

14 Interest and fee receivables, net of allowance

	As at December 31,
	2016	2017
	RMB’000	RMB’000

Interest and fee receivables	20,649	40,136
Less: impairment loss allowance	(1,919)	(508)
Interest and fee receivable, net of allowance	18,730	39,628

The Group reviews the interest and fee receivables on a periodic basis and makes impairment loss allowance when there is doubt as to the collectability of individual balance.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

15. Loan receivables

The total loan to customers is comprised of the following:

	As at December 31,
	2016	2017
	RMB’000	RMB’000

Loan receivables at amortized cost	697,074	818,114

Less: impairment loss allowance
Collectively assessed	(9,521)	(11,684)
Individually assessed	(12,212)	(15,040)
	(21,733)	(26,724)

Loan receivables , net	675,341	791,390

The Group originates loans to customers located primarily in Wuhan City, Hubei Province. This geographic concentration of credit exposes the Group to a higher degree of risk associated with this economic region.

The following table presents loans and advances to customers at amortized cost by type of loans:

	As of December 31, 2016			As of December 31, 2017
	Gross carrying amount	Expected credit loss allowance	Carrying amount	Gross carrying amount	Expected credit loss allowance	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Business loans	279,219	(6,927)	272,292	307,579	(8,355)	299,224
Personal loans	417,855	(14,806)	403,049	510,535	(18,369)	492,166
Total	697,074	(21,733)	675,341	818,114	(26,724)	791,390

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

16. Prepaid expenses and others

Prepaid expenses and others consist of the following:

	As at December 31,
	2016	2017
	RMB’000	RMB’000

Prepaid professional fees	11,130	-
Prepaid expenses	26	483
Prepayment for property	-	14,928
Total	11,156	15,411

In 2017, the Group paid the down payment of RMB14.9 million for a property of approximately 1,492 square meters of office space in Wuhan City, Hubei Province from a third party. The remaining payments of RMB14.9 million are expected to be paid in 2018.

17. Property and equipment

The Group’s property and equipment consisted of the following：

	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2016, December 31, 2016 and 2017	995	408	1,158	2,561

Accumulated depreciation
At January 1, 2016	471	302	483	1,256
Addition	209	86	231	526
At December 31, 2016	680	388	714	1,782
Depreciation	209	-	232	441
At December 31, 2017	889	388	946	2,223

Net book value
At December 31, 2016	315	20	444	779
At December 31, 2017	106	20	212	338

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

18 Deferred tax asset

Deferred tax asset is recognized only to the extent that it is probable that future taxable amounts will be available to utilize those temporary differences. The balance comprises temporary differences attributable to:

	As at December 31,
	2016	2017
	RMB’000	RMB’000

Allowance for expected credit loss	-	645
Total	-	645

	Allowance for expected credit loss	Total
	RMB’000	RMB’000
Movements
At January 1, 2016 and December 31, 2016	-	-
Charged to Statement of Comprehensive Income	645	645
At December 31, 2017	645	645

19 Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders (see note 6 for maturity analysis). The average annual interest rates was 9.7% and 8.7% at December 31, 2016 and 2017, respectively.

	As at December 31,
	2016	2017
	RMB’000	RMB’000

Loans payable to third parties	177,970	216,370
Loans payable to shareholders	22,500	10,000
Total	200,470	226,370

20 Advance from customers

Advances from customers represent prepayment of interest and fees from customers that have not yet been earned. The Group will recognize the advance from customers as interest and fee earned in accordance with the Group’s interest and fee income recognition policy (See Notes 2.6 and 2.7).

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

21. Other payable

	As at December 31,
	2016	2017
	RMB’000	RMB’000

Other taxes payable	2,576	4,002
Accrued expenses	108	11,728
Total	2,684	15,730

22. Share capital and additional paid-in capital

(a) Authorized share capital

In June 2010, the Company was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of US$0.00005, of which 20,000 shares were issued at incorporation. On March 1, 2018, the authorized share capital of the Company increased from US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each to US$100,000 divided into 2,000,000,000 Ordinary Shares of a par value of US$0.00005 each by the creation of an additional 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each to rank pari passu in all respects with the existing Ordinary Shares.

(b) Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total	Non- controlling interest	Total equity
	(thousands)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2016	227,717	77	239,924	240,001	60,000	300,001
Shares issued during the year	-	-	156,000	156,000	39,000	195,000
At December 31, 2016	227,717	77	395,924	396,001	99,000	495,001
Shares issued during the year	772,283	248	(222)	26	7	33
Share issuance expenses	-	-	(7,385)	(7,385)	(1,846)	(9,231)
At December 31, 2017	1,000,000	325	388,317	388,642	97,161	485,803

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

23. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2016 and 2017, total statutory reserves were RMB7.8 million and RMB7.8 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

24. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Group’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2016 and 2017, total statutory reserves were RMB5.9 million and RMB5.9 million, respectively.

25. Commitments

Lease commitment

In September 2012, the Group entered into a ten-year operating lease agreement, from October 8, 2012 to October 7, 2022, with Hubei Daily Media Group, a shareholder owning 20% of the Group’s variable interest entity, in Wuhan City, Hubei Province, where the Group leased approximately 1,673 square meters of office space. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years, plus property management fees, water and electricity and all related taxes.

	As at December 31
	2016	2017
	RMB’000	RMB’000

Less than one year	1,017	1,054
Between one and five years	5,007	3,953
Total	6,024	5,007

Capital commitment

In 2017, the Group paid the down payment of RMB14.9 million for a property of approximately 1,492 square meters of office space in Wuhan City, Hubei Province from a third party. The remaining payments of RMB14.9 million are expected to be paid in 2018.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

26. Related party transactions

i．Lease of Office Space from Hubei Daily Media Group

In September 2012, the Group entered into a ten-year operating lease agreement from October 8, 2012 to October 7, 2022, with Hubei Daily Media Group, a shareholder who owned 20% of the Group’s variable interest entity, in Wuhan City, Hubei Province, where the Group lease approximately 1,673 square meters of office space located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years, plus property management fees, water and electricity and all related taxes. The Group incurred lease and related expenses of RMB1.2 million, RMB1.1 million and RMB1.2 for the years ended December 31, 2015, 2016 and 2017, respectively.

ii. Consulting expenses for Hubei Daily Media Group representatives

We incurred RMB0.5 million, RMB0.5 million and RMB0.5 million expenses to Hubei Daily Media Group, a shareholder who owned 20% of the Group’s variable interest entity, for the consulting services related to two representatives sent by Hubei Daily Media Group, for the years ended December 31, 2015, 2016 and 2017, respectively.

iii. Loans to related parties

From 2014 to 2016, the Group lent a revolving loan of RMB8.0 million to Hubei Baoli Ecological Conservation Co., Ltd for three (3) years at weighted average interest rates of 23.3% per annum for interest income on the loan and 12.7% per annum for fee income on the loan. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the Group’s variable interest entity. The interest income on the loan was RMB1.4 million and RMB2.1 million for the years ended December 31, 2015 and 2016, respectively. The fee income on the loan was RMB1.3 million and RMB1.1 million for the years ended December 31, 2015 and 2016.

From 2015 to 2016, the Group lent a revolving loan of RMB3.0 million to Kang Chen for two (2) years at weighted average interest rates of 22.8% per annum for interest income on the loan and 19.2% per annum for fee income on the loan. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the Group’s variable interest entity. The interest income on the loan was RMB0.9 million and RMB0.8 million for the years ended December 31, 2015 and 2016, respectively. The fee income on the loan was RMB0.8 million and RMB0.5 million for the years ended December 31, 2015 and 2016, respectively.

In 2017, the Group lent a loan of RMB28.0 million to Wuhan Zhong Ji Gold Co., Ltd for a year at weighted average interest rate of 21.6% per annum for interest income on the loan. The loan was related to Wenting Xiao, a shareholder who owned 10.6% of the Group’s variable interest entity, whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. The interest income on loan was RMB6.5 million for the year ended December 31, 2017.

In 2017, the Group lent a loan of RMB38.3 million to Wuhan Xin Heng Tai Investment Co., Ltd for a year at weighted average interest rate of 21.6% per annum for interest income on the loan. The loan was related to Wenting Xiao, a shareholder who owned 10.6% of the Group’s variable interest entity, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. The interest income on loan was RMB4.9 million for the year ended December 31, 2017.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

26. Related party transactions - continued

iv. Advertising and promotional expenses with Hubei Daily Media Group

In 2015, the Group entered into a one-year agreement with Hubei JingChu Internet Technology Company, a subsidiary of Hubei Daily Media Group, a shareholder who owned 20% of the Group’s variable interest entity, to advertise and promote the variable interest entity in the internet media for RMB0.7 million.

v. Advisory expenses with Hubei New Nature Investment Co., Ltd

In 2015, 2016 and 2017, the Group entered into an agreement with Hubei New Nature Investment Co., Ltd, a shareholder who owned 19.8% of the Group’s variable interest entity, to provide funding advisory services for the Group for RMB2.2 million, RMB1.9 million and RMB3.9 million, respectively.

vi. Intermediary fee agreement with Chutian Wealth (Wuhan) Financial Services Co., Ltd

In 2016, the Group entered into an agreement with Chutian Wealth (Wuhan) Financial Services Co., Ltd, a subsidiary jointly owned by Hubei New Nature Investment Co., Ltd and Hubei Daily Media Group, to assist in fund raising for the Group through Wuhan Securities Exchange at 6% per annum on funds raised. In 2016 and 2017, Chutian Wealth (Wuhan) Financial Services Co., Ltd assisted the Group in borrowings, and intermediary fees were RMB2.7 million and RMB5.3 million, respectively.

vii. Loans from shareholders

In April 2016, the Group borrowed RMB6.0 million from Wang Hailin, a shareholder who owned 7.7% of the Group’s variable interest entity, at 10% per annum interest from April 2016 to November 2016. The Group paid RMB0.4 million for interest on the loan from Wang Hailin. In December 2016, the loan from Wang Hailin was converted to shareholders’ equity as part of the capital contribution.

In July 2016, the Group borrowed RMB2.0 million from Li Ling, a shareholder who owned 2.5% of the Group’s variable interest entity, at 10% per annum interest from July 2016 to November 2016. The Group paid RMB0.1 million for interest on the loan from Li Ling. The loan from Li Ling was fully repaid in November 2016.

In January 2017, the Group borrowed RMB4.0 million from Li Ling, a shareholder who owned 2.5% of the Group’s variable interest entity, at 10% per annum interest from January 2017 to July 2017. The Group paid RMB0.2 million for interest on the loan from Li Ling. The loan from Li Ling was fully repaid in July 2017.

In June 2017, the Group borrowed RMB10.0 million from Wang Hailin, a shareholder who owned 7.7% of the Group’s variable interest entity, at 10% per annum interest from June 2017 to June 2018. The Group paid RMB0.5 million for interest on the loan from Wang Hailin.

viii. Loan receivable placed with Wuhan Securities Exchange for funding purchased by related parties

In 2015 and 2016, the Group’s right of return on loans receivable of RMB68.9 million and RMB98.5 million that placed with Wuhan Securities Exchange for funding were purchased by Hubei Daily Media Group, a shareholder which owned 20% of the Group’s variable interest entity. The weighted average annual interest rates for interest expenses on these borrowings were 11.4% and 11.6% in 2015 and 2016, respectively. The average duration for these borrowings was 102 days and 152 days in 2015 and 2016, respectively. The interest expenses on these borrowings were RMB2.2 million and RMB4.7 million in 2015 and 2016, respectively.

