Form 20-F
period 2018-12-31
Dunxin Financial Holdings Ltd
filed 2019-05-15
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________________ to ________________

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of Incorporation or Organization)

23rd Floor, LianFa International Building

No 128 Xu Dong Street, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Qizhi Wei

Chief Executive Officer

Tel: +86-27-88517899

E-mail: ir@dunxin.us

23rd Floor, LianFa International Building

No 128 Xu Dong Road, Wuchang District

Wuhan City, Hubei Province 430063

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018: 1,000,862,148 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, par value $0.00005 per share(the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares;

•	“CBRC” refers to the China Banking Regulatory Commission;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this document only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Company”, “we,” and “us” refer to Dunxin Financial Holdings Limited, a Cayman Islands company, and its consolidated subsidiaries, including the 80% VIE operating company, Hubei Chutian Microfinance Co., Ltd., a PRC company following the closing of the CIB Transaction (defined below). When used herein to describe events prior to the CIB Transaction, the terms “Company”, “Xiniya”, “we” and “us” refers to Dunxin Financial Holdings, Limited (formerly known as China Xiniya Fashion Limited) and its consolidated subsidiaries before such time.

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and an indirect 80% variable interest entity of Dunxin Financial Holdings Limited;

•	“Chutian Holding” refers to Wuhan Chutian Holding Limited, a PRC company;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

•	“HK$” refers to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“IFRS” refers to International Financial Reporting Standards;

•	“microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services.

•	“MOFCOM” refers to the Ministry of Commerce;

•	“PBOC” refers to the People’s Bank of China;

•	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

•	“RMB” and “Renminbi” refer to the legal currency of the PRC;

•	“SAFE” refers to the State Administration of Foreign Exchange;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Shares” or “ordinary shares” refer to our ordinary shares, par value $0.00005 per share;

•	“True Silver” refers to True Silver Limited, a British Virgin Islands company

•	“U.S. dollars” and “$” refer to the legal currency of the United States; and

•	“VIE” refers to variable interest entity.

This annual report includes our audited consolidated statements of profit and other comprehensive income data for the years ended December 31, 2016, 2017 and 2018, and consolidated statements of financial position data as of December 31, 2017 and 2018.

We completed the initial public offering of 8,000,000 ADSs, each representing the right to receive four (4) ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XNY” and on December 28, 2017, we transitioned to the NYSE American and began trading under our new symbol “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim”， “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of December 31, 2018 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

EXPLANATORY NOTE

Unless otherwise indicated, the terms “Company”, “we” and “us” refer to Dunxin Financial Holdings Limited, a Cayman Islands company, and its consolidated subsidiaries, including the 80% VIE operating company, Hubei Chutian Microfinance Co., Ltd., a PRC company following the closing of the CIB Transaction (defined below). When used herein to describe events prior to the CIB Transaction, the terms “Company”, “Xiniya”, “we” and “us” refers to Dunxin Financial Holdings, Limited (formerly known as China Xiniya Fashion Limited) and its consolidated subsidiaries before such time.

Presentation of Our Financial and Operating Data

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

Restatement of 2017 and 2016 Financial Information

We have restated our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 in order to correct certain accounting errors. For discussion of the accounting errors identified and the restatement adjustments, see Note 30 of Notes to Consolidated Financial Statements. For a description of the material weaknesses in our internal control over financial reporting identified by management and management’s plan to remediate those material weaknesses, see Item 15 — Controls and Procedures. Therefore, as a result of these restatements, the financial information included in this Annual Report as of and for the years ended December 31, 2017, and 2016 differs from that reported in our annual reports on Form 20-F for year ended December 31, 2017.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated statements of financial position data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated statements of profit data for the years ended December 31, 2015 and the selected consolidated statements of financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report. See “Explanatory Note and Presentation of Our Financial and Operating Data” for further details on the presentation of the financial statements and the history of the Company.

With respect to the selected consolidated financial data for the earliest year of the five-year period (2014), we omitted such information because we are not able to provide the historic financial data without unreasonable effort and expense.

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

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the Company for the years ended December 31, 2018, 2017, 2016, and 2015. The information has been derived from our annual audited consolidated financial statements.

	For the Year Ended December 31
	2015	2016	2017(1)	2018	2018
Selected Statement of Profit and Other Comprehensive Income data	RMB	RMB	RMB	RMB	US$
	(amounts in thousands, except for per share data)

Interest income on loans	99,907	104,896	119,639	141,857	20,632

Interest expenses on loans	(16,075)	(22,151)	(33,791)	(26,451)	(3,847)
Business related taxes and surcharges	(5,685)	(1,152)	(674)	(590)	(86)
Total interest expense	(21,760)	(23,303)	(34,465)	(27,041)	(3,933)

Net interest income	78,147	81,593	85,174	114,816	16,699
Allowance for loan losses	(9,396)	(6,360)	(3,580)	(66,904)	(9,731)
Net interest income after provision for loan losses	68,751	75,233	81,594	47,912	6,968

Non-interest and other income	476	1,772	815	438	64

Operating costs and expenses
Sales and marketing	(4,236)	(4,899)	(3,138)	(1,794)	(261)
General and administrative	(10,295)	(14,937)	(34,895)	(20,368)	(2,962)
Total operating costs and expenses	(14,531)	(19,836)	(38,033)	(22,162)	(3,223)

Income before taxes	54,696	57,169	44,376	26,188	3,809
Income tax expense	(17,841)	(15,221)	(15,550)	(18,033)	(2,623)
Net profit	36,855	41,948	28,826	8,155	1,186

______________

(1) Information has been restated in order to correct certain accounting errors. See Note 30 of Notes to Consolidated Financial Statements.

	As of December 31
	2015	2016	2017(1)	2018	2018
Selected Statement of Financial Position Data	RMB	RMB	RMB	RMB	US$
	(amounts in thousands)
Cash and cash equivalents	65,741	96,761	21,717	3,188	464
Total current assets	537,035	802,018	853,218	590,937	85,948
Total non-current assets	1,305	779	15,266	50,833	7,394
Total assets	538,340	802,797	868,484	641,770	93,342
Total current liabilities	176,833	223,112	275,600	274,704	39,954
Net assets	361,507	579,685	592,884	367,066	53,388
Total shareholders’ equity	361,507	579,685	592,884	367,066	53,388

______________

(1) Information has been restated in order to correct certain accounting errors. See Note 30 of Notes to Consolidated Financial Statements.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

There are many risks and uncertainties that may affect our operations, performance, development and results. Many of these risks are beyond our control. The following is a description of the important risk factors that may affect our business. If any of these risks were to actually occur, our business, financial condition or results of operations could be materially adversely affected. Additional risks and uncertainties not currently known to us or that we currently consider to be immaterial may also materially adversely affect our business, financial condition or results of operations.

We have restated prior consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on our share price.

We have restated our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 in order to correct certain accounting errors. For discussion of the accounting errors identified and the restatement adjustments, see Note 30 of Notes to Consolidated Financial Statements. For a description of the material weaknesses in our internal control over financial reporting identified by management and management’s plan to remediate those material weaknesses, see Item 15 — Controls and Procedures.

As a result of the restatement of our consolidated financial statements, restatement may lead to a loss of investor confidence and have negative impacts on the trading price of our shares.

We have identified material weaknesses in our internal control over financial reporting that, if not remediated, could result in additional material misstatements in our financial statements.

As described in Item 15 — Controls and Procedures, management has identified and evaluated the control deficiencies that gave rise to the accounting errors, and has concluded that those deficiencies, collectively, represent material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of those material weaknesses, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2018. See Item 15 — Controls and Procedures.

We are in the process of developing and implementing a remediation plan to address the material weaknesses. If our remediation efforts are insufficient or if additional material weaknesses in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation or otherwise cause a decline in investor confidence.

Risk Factors Relating to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in early 2013 and have a limited operating history. Our interest income on loans was RMB104.9 million, RMB119.6 million and RMB141.9 million ($20.6 million) in 2016, 2017 and 2018, respectively. Our growth rate since 2016 may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

We may need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

We may require additional cash resources due to changed business conditions or other future developments. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including conditions of the market, our future results of operations, financial condition and cash flows, and PRC governmental regulation of foreign investment in microfinance service companies in China.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

We rely heavily on loans to our customers in Wuhan City. Failure to maintain or increase our lending to our customers may adversely affect our results of operations.

We generate substantially all of our interest income from loans to customers in Wuhan City, Hubei Province. If we are unsuccessful in maintaining or increasing our lending to our customers in Wuhan City, Hubei Province, our business, results of operations and prospects may be materially adversely affected.

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

Credit loss allowances may not be sufficient to absorb future losses or prevent a material adverse affect on our business, financial condition, or results of operations.

We determine credit loss allowances in accordance with IFRS 9 as follows:

•	Stage 1: Expected credit losses are recognized at the time of initial recognition of a financial instrument and represent the lifetime cash shortfalls arising from possible default events for the life of loan from the balance sheet date. Expected credit losses continue to be determined on this basis until there is either a significant increase in the credit risk of an instrument or the instrument becomes credit-impaired.

•	Stage 2: If a financial asset experiences a significant increase in credit risk since initial recognition, an expected credit loss provision is recognized for default events that may occur over the lifetime of the asset. Significant increase in credit risk is assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after taking into account the passage of time). Significant does not mean statistically significant nor is it assessed in the context of changes in expected credit loss. Whether a change in the risk of default is significant or not is assessed using a number of quantitative and qualitative factors, the weight of which depends on the type of product and counterparty. Financial assets that are 30 or more days past due and not credit-impaired will always be considered to have experienced a significant increase in credit risk.

•	Stage 3: Financial assets that are credit-impaired (or in default) represent those that are past due more than the historical average collection period for past due loans, but not to exceed the original contractual loan terms. Financial assets are also considered to be credit-impaired where the obligors are unlikely to pay on the occurrence of one or more observable events that have a detrimental impact on the estimated future cash flows of the financial asset. It may not be possible to identify a single discrete event but instead the combined effect of several events may cause financial assets to become credit-impaired.

•	Loss provisions against credit-impaired financial assets are determined based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

However, our credit loss allowance may not be sufficient to absorb future loan losses or prevent a material adverse affect on the business, financial condition and results of operations.

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009, （湖北省小额贷款公司试点暂行管理办法（鄂金办发[2009]18号））， we should make sufficient credit loss allowances. As of December 31, 2016, 2017 and 2018, credit loss allowance of RMB21.7 million, RMB331.0 million (after application of IFRS 9), and RMB397.3 million ($57.8 million) were provided, respectively, which represented 3.1%, 35.8% (after application of IFRS 9), and 40.7% of our outstanding loans, respectively. As of December 31, 2016, 2017 and 2018, delinquent loans that were subject to 100% loan loss allowance, were RMB8.1 million, RMB47.5 million (after application of IFRS 9) and RMB46.3 million ($6.7 million), respectively. As of December 31, 2016, 2017 and 2018, loans that written off were nil, nil and RMB1.2 million, respectively.

While we believe that our management uses the best information available to make credit loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or change in accounting guidance, which could negatively affect our results of operations and financial conditions.

We rely heavily in obtaining our funding from creditors through various securities exchanges in China. Failure to maintain our relationship with these securities exchanges or creditors may materially and adversely affected our liquidity and our results of operations.

                According to Article 2 and 4 of Provisional Administrative Working Guidence for Ultilization of Capital Market by Microfinance Companies in Wuhan (《武汉市小额贷款公司利用资本市场融资管理工作指引（暂行）》)，promulgated on Oct 13, 2015, debt financing instruments referred to issuance of debt financing instruments including private placing bonds, by microfinance companies at legally established open exchange markets, including but not limited to Beijing Securities Exchange and Wuhan Securities Exchange. Total financing (excludes financing provided from shareholders) of the microfinance company acquired from bonds, funds from banking financial institutions and buy-back, shall not exceed 150% of its net capital. Total financing provided by legal person shareholders shall not exceed 50% of its net capital.

We obtain substantially all of our funding from creditors through various securities exchanges in China. If we are unsuccessful in maintaining our relationship with these securities exchanges or creditors through these securities exchanges or we are unable to obtain sufficient funding at reasonable interest rates, our business and results of operations may be materially and adversely affected.

There are no nationwide laws or regulations that govern our industry.

As of December 2018, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, (Yin Jian Fa No. [2008] 23) (关于小额贷款公司试点的指导意见银监发〔2008〕23号), any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government.

Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces. On February 6, 2013, we were issued an Official Reply (E Jin Ban Fa No. [2013]14) by the Financial Office of People’s Government of Hubei, which approved us under the pilot program as a microfinance lender, as proposed by the Wuchang People’s Government. As such, we are not required to obtain any other operation approvals or qualification for conducting our business after receiving the approval of establishment. However, any changes at the national or provincial level relating to the regulation of the microfinance industry may adversely affect our business and results of operations.

We do not strictly adhere to one of the principles under Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province, and may be deemed not be in compliance with the provincial local regulatory policies.

One of the provisions of the Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province（《湖北省小额贷款公司试点暂行管理办法》（鄂金办发[2009]18号）) provides that “when granting loans, microfinance companies shall adhere to the principle of “small sum and decentralization”. Microfinance companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microfinance company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB0.5 million, while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital”. Currently, we do not strictly adhere to this principle of “small sum and decentralization” since some of our loans balance to borrowers of a single account is more than RMB0.5 million. As a result, the provincial local regulatory authorities may have the discretion to determine that we are not in compliance with the provincial local regulatory policies. Although we have not received any notices, warnings or inquiries from provincial local regulatory authorities, there is no assurance that we will not be subject to fines, penalties, rectification by the provincial local regulatory authorities, or have our business suspended or license revoked if we do not rectify its deficiencies after receiving notice from such authorities. Any of these occurrences would adversely affect our business and results of operations.

Our current operations in China are territorially limited to the Hubei Province.

In accordance with the PRC state and provincial laws and regulations relating to microfinance companies, we are not allowed to make loans to businesses and individuals located outside of Hubei Province. Our business and future growth opportunities depend on the growth and stability of the economy in Hubei Province. A downturn in the local economy or the implementation of local policies unfavorable to SMEs will cause a decrease in the demand for our loan and will negatively affect borrowers’ ability to repay their loans on a timely basis, both of which will have a negative impact on our profitability and business.

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

We believe that the microfinance industry is an emerging market in China. On January 25, 2018 and 2019, the PBOC published statistics, dated December 31, 2017 and 2018, that a total of 283 and 278 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion) and RMB30.7 billion ($4.5 billion) among these microfinance lending companies. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million) and RMB110.4 million ($16.1 million), whereas our registered and paid-up capital was RMB450 million ($65.4 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million) and RMB111.2 million ($16.2 million), whereas our outstanding loan portfolio was RMB579.7 million ($84.3 million) as of December 31, 2018.

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

As of December 31, 2018, we have 1,000,862,148 issued and outstanding ordinary shares. Honest Plus and Perfect Lead, which are controlled by Mr. Wei, our Chairman and Chief Executive Officer, beneficially hold a significant percentage of our voting equity. Honest Plus beneficially owns approximately 86.4% of our outstanding ordinary shares, and Perfect Lead beneficially owns approximately 2.3% of our outstanding ordinary shares. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus. As such, Mr. Wei, through Honest Plus, will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

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

Management reassessed our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, and concluded that a number of deficiencies in the design and operating effectiveness of our internal controls, collectively, represent material weaknesses in our internal control over financial reporting and, therefore, that we did not maintain effective internal control over financial reporting as of December 31, 2017 and 2018. For a description of the material weaknesses identified by management and management’s plan to remediate those material weaknesses, see "Part II — Item 15 — Controls and Procedures."

Management report on assessment of internal control over financial reporting was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we grant employee stock options or other share-based compensation in the future, our net profit could be materially adversely affected.

Share-based compensation is important to attract and retain key personnel. Under our 2010 Equity Incentive Plan, we have a significant number of ordinary shares authorized for future issuance. We may adopt other equity incentive plans in the future. Grants of share-based awards under such plans may lead to incurrence of share-based compensation expenses. We will account for compensation costs for all share-based awards using the fair value method and recognize the expenses in our consolidated statement of operations in accordance with the accounting guidance of share-based payment under IFRS, which may materially adversely affect our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our current and future equity incentive plans.

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

We generate our revenues through the payments we receive pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability, or cause other adverse financial consequences. According to the PRC Tax Administration and Collection Law, (中华人民共和国税收征收管理法), and Implementation Regulations for the Law of the PRC Tax Administration and Collection Law 《中华人民共和国税收征收管理法实施细则（2016修订）》, in the case of a transfer pricing related adjustment, the statute of limitation is three years normally and 10 years in special instances.

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

Risks Relating to Doing Business in China

Our business may be materially adversely impacted by a global financial crisis and economic downturn.

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

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business., results of operations and financial condition.

The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay their borrowings, while we may have difficulty expanding our borrowers fast enough, or at all, to offset the impact of decreased loans. In addition, to the extent borrowers experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the borrower.

An adverse changes in political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We are a holding company and all of our operations are entirely conducted in the PRC. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

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

The Second Session of the Thirteen National People's Congress of the People's Republic of China voted to adopt the Foreign Investment Law of the People's Republic of China (“the Foreign Investment Law”) on March 15, 2019 which shall come into effective as of January 1, 2020. The current three major foreign investment laws (the Sino-Foreign Equity Joint Venture Law, Sino-Foreign Cooperative Joint Venture Law and Wholly Foreign Owned Enterprise Law) shall be replaced by the Foreign Investment Law on January 1, 2020.

The Foreign Investment Law “Law” expressly stipulated that “the State protects foreign investors' investment, earnings and other legitimate rights and interests within the territory of China pursuant to the present Law”; “foreign investors may, according to the present Law, freely remit into or out of China, in Renminbi or any other foreign currency, their contributions, profits, capital gains, income from asset proposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China”; “Foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access”; “In formulating normative documents concerning foreign investment, the people's governments at all levels and their departments concerned shall comply with laws and regulations, and if there are no laws or administrative regulations to serve as the basis, they shall not impair foreign-funded enterprises' legitimate rights and interests or increase their obligations, set any market access and exit conditions, or intervene the normal production and operation activities of any foreign-funded enterprise.”

It is unclear how the Foreign Investment Law will be implemented in practice by the PRC government authorities. Comparing with the Draft Foreign Investment Law of the People's Republic of China published in 2015, the Foreign Investment Law does not include the following expression of ‘control or acquire equities of an enterprise within the territory of China through contractual arrangements, including but not limited to contracts and trust agreements’. Whether the offshore companies controlled by the PRC investors through VIE structure be deemed as foreign investment remains to be seen.

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

In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59 (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》（汇发[2012]59号））, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 （《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》(汇发[2015]19号)）, promulgated on March 30, 2015 and taken effect from June 1, 2015, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16 （《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》（汇发〔2016〕16号））, on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within its business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of its foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in its Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

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

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 26, 2009 （《关于外国投资者并购境内企业的规定（2006修订）》）. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

We completed our initial public offering in November 2010. The application of the M&A Rules with respect to our initial public offering remains unclear. Based on the advice of our PRC legal advisor at the time, Beijing H&J Law Firm, we believe that no CSRC approval was required in the context of our initial public offering at that time for Fujian Xiniya Garments and Weaving Co., Ltd., our then indirect wholly foreign-owned enterprise, a company that was incorporated in the PRC prior to the implementation of the M&A Rules. However, the CSRC may disagree with this assessment. If CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, the relevant regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. Meanwhile, any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37 （《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》（汇发[2014]37号））, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

On February 15, 2012, SAFE promulgated the Circular on Issues related to Foreign Exchange Administration of Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or Circular 7 （《国家外汇管理局关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知》（汇发〔2012〕7号））. Circular 7 streamlines the foreign exchange control process applicable to share incentive plans implemented by offshore listed companies and extends the foreign exchange registration requirement to a wider range of share incentive plan types and certain foreign nationals residing in China. We and our PRC or foreign employees who may be granted various stock options will be subject to Circular 7 because our company is an overseas publicly listed company. If we or our PRC or foreign employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

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

Under the Enterprise Income Tax Law (“EIT Law”), enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation (《国家税务总局关于境外注册中资控股企业依据实际管理机构标准认定为居民企业有关问题的通知》) on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas (《境外注册中资控股居民企业所得税管理办法（试行）》), effective from September 1, 2011, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

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

Under PRC laws and regulations, arrangements and transactions among business entities may be subject to audit or challenge by the PRC tax authorities. The tax laws applicable to our business activities are subject to interpretation. We could face material and adverse tax consequences if the PRC tax authorities determine that some of our business activities are not based on arm’s-length prices and adjust our taxable income accordingly. In addition, the PRC tax authorities may impose late payment fees and other penalties to us for under-paid taxes. Our consolidated net profit in the future may be materially and adversely affected if we are subject to greater than anticipated tax liabilities.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2018, we had 1,000,862,148 ordinary shares outstanding, including 108,711,840 ordinary shares represented by 2,264,830 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our holding company, Dunxin Financial Holdings Limited (formerly known as China Xiniya Fashion Limited), was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, we completed the Divestiture and Acquisition. In connection with the Acquisition, we purchased all of the issued and outstanding ordinary shares of True Silver for a cash payment of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 of our ordinary shares at RMB1.00 ($0.15) per share, and True Silver became our wholly owned subsidiary. True Silver utilizes a VIE structure to operate and consolidate 80% of the financial results of Chutian.

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

The following is a brief description of each of the Company’s subsidiaries:

•	Chutian HK. Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is wholly owned by True Silver.

•	Chutian Holding. Wuhan Chutian Investment Holding Limited (“Chutian Holding”) is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016. Chutian Holding has been issued a Business License (unified social credit code: 91420100MA4KPA0H54) by Wuhan Administration for Industry and Commerce on November 4, 2016, and a Recordation Receipt for Establishment of Foreign-Invested Enterprises (recordation No.: Wu Shang Zi Bei 201600006) issued by the Wuhan Commercial Bureau on October 19, 2016.

•	Chutian. Hubei Chutian Microfinance Co., Ltd. is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, China. Through a series of contractual agreements (VIE Agreements), Chutian Holding is deemed to control 80% of Chutian and have rights to consolidate 80% of Chutian’s financial results.

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

The following diagram illustrates our current corporate structure:

DUNXIN FINANCIAL HOLDINGS LIMITED (CAYMAN ISLANDS)
100%
TRUE SILVER LIMITED (BRITISH VIRGIN ISLANDS)
100%
CHUTIAN FINANCIAL HOLDINGS (HONG KONG) LIMITED (HONG KONG)
100%
Outside China
Inside China
WUHAN CHUTIAN INVESTMENT HOLDINGS CO. LTD. (WFOE) (PRC)
80% VIE arrangement
HUBEI CHUTIAN MICROFINANCE CO., LTD. (PRC)

Our principal executive offices are currently located at 23rd Floor, LianFa International Building, 128 Xu Dong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China. The Company’s current telephone number at this address is +86-27-88517899. The Company’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our current website is www.hbctf.com. The information contained on our website does not constitute a part of this document. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

B. Business Overview

Overview

We are a lending company primarily engaged in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in Hubei province of the People’s Republic of China. We operate our microfinance lending business through our 80% VIE operating company, Chutian. All of our operations are conducted in the PRC through Chutian. We operate our microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements.

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

Our Business

As of December 31, 2018, according to the information published by the PBOC on January 25, 2019, we are one of the 278 microfinance lending companies in Hubei Province, China, respectively. We use our website http://www.hbctf.com, our membership in certain industry associations to promote and to provide information about our company and our products. After learning about our company and our products, borrowers approached us to apply for their loans. We provide loans to individuals and companies through our credit teams. To date, we have provided over RMB2.1 billion ($0.3 billion) in loans to over 500 borrowers in Hubei Province.

Most of our borrowers are individuals and companies. Our typical size loans for individuals are around RMB4.0 million ($0.6 million), and are around RMB7.0 million ($1.1 million) for companies. Our loans are either guaranteed or secured and have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. The following is a description of our loan products:

•	Consumer Loans. We offer guarantee-backed personal loans, with terms ranging from three (3) months to six (6) months and with amounts ranging from RMB10,000 ($1,440) to RMB100,000 ($14,402), to working individuals. To qualify for this loan, the borrower must be domiciled in Wuhan and hold a Wuhan household registration. In addition, the borrower must have a reasonable loan purpose and a repayment plan. Borrowers are permitted to pay back the loan with their future salaries. We do not require any collateral for this loan, however, the borrower and a third-party guarantor are jointly and severally liable for the repayment of the loan.

•	Commercial Loans. We offer secured loans, with terms ranging from three (3) months to twelve (12) months and with amounts ranging from RMB100,000 ($14,402) to RMB500,000 ($72,014), to private business owners or individual business owners operating within Wuhan. This loan is mainly offered to businesses that are encountering temporary cash flow difficulties. In order to qualify, the borrower’s business must be in good standing with the fixed operation office and registered office in Wuhan. In addition, the borrower must have a reasonable loan purpose and a repayment plan. This loan is either secured by assets as collateral or guaranteed by a third-party.

•	Collateral-Backed Loans. We offer collateral-backed loans, with terms ranging from three(3) months to twelve (12) months and amounts ranging from RMB500,000 ($72,015) to RMB3,000,000 ($432,090) to individuals, private business owners, private enterprises, and other business entities in Hubei Province. The borrower is required to have a reasonable loan purpose and a repayment plan, and if the borrower is a business, the business must be in good standing with stable cash flow. The borrower must own real property or an automobile, and the loan is secured by assets as collateral.

•	Enterprise Loans. We offer collateral-backed loans, with terms ranging from three (3) months to twelve (12) months and lines of credit ranging from RMB3,000,000 ($436,000) to RMB7,000,000 ($1.0 million), to small and medium-sized enterprise borrowers operating businesses in Hubei Province. The main purpose of this loan is to satisfy the borrower’s temporary cash flow needs. Borrowers are required to have a reasonable loan purpose, a repayment plan, and the business must be in good standing with stable cash flow. The loan is secured by assets as collateral with complete collateral ownership certification documents.

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

•	Mergers and Acquisitions: We believe that the microfinance industry is an emerging market in China. On January 25, 2018 and 2019, the PBOC published statistics, dated December 31, 2017 and 2018, that a total of 283 and 278 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion) and RMB30.7 billion ($4.5 billion) among these microfinance lending companies. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million) and RMB110.4 million ($16.1 million), whereas our registered and paid-up capital was RMB450 million ($65.4 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million) and RMB111.2 million ($16.2 million), whereas our outstanding loan portfolio was RMB579.7 million ($84.3 million) as of December 31, 2018. Based on the data, we believe we are in a stronger position than our competitors and there are opportunities to consolidate the market when the time is right. We believe that if we were able to consolidate it would enable us to achieve economies of scale, reduce our operation costs, and enter specific regional markets.

•	New Business Lines: We have identified new growth opportunities in the supply chain financing business, especially in equipment leasing and factoring. We have assembled a team to conduct market research and feasibility studies in the fields of leasing and factoring. Our initial study suggests that there are substantial potential opportunities in the light truck leasing business in the area surrounding Wuhan. Historically, Wuhan has been the transportation center of China. Wuhan has also become the logistic center of China because it is located in the heartland of China. As the city of Wuhan dramatically improves its infrastructure, we believe there will be a growth in opportunity in the regional and national trucking business. We may acquire some existing light truck lease business after we finish our market study and obtain approval from our board. The new business may become one of our major businesses in the future.

New business line

We plan to release our first mobile application “HiTon” in May 2019. “HiTon”, through our self-developed supply chain finance cloud platform, enables sellers to access credit for the sale of goods to buyer through logistics companies.

We have spent more than one and a half years on exploring the business opportunity in this market and six months on the research and development of our cloud-based platform. “HiTon” is designed to help sellers receive payment on the same day as the date of delivery by offering short-term credit support that greatly improves capital efficiency by shortening the accounts receivable period, which traditionally lasts for 7-15 days. By cooperating with us, the logistics company will be positioned to change from a pure-play logistics company into a comprehensive service provider by offering logistic, financial, and settlement services. We plan to launch the mobile app in May of 2019.

Our Supply Chain Finance Cloud Platform is a technology-driven platform enabled by the big data analytics, cloud computing, AI, and mobile internet technologies. The platform is also built with a sophisticated risk management system, which includes automated customer selection, fraud detection, and credit scoring and assessment.

The release of the new mobile app and the launch of our Supply Chain Finance Cloud Platform will demonstrate that we have evolved from our traditional lending business into the O2O (Online to Offline) supply chain financial business that will serve as a new engine to drive future growth. Going forward, we will make continuous efforts to develop a variety of supply chain financial products, helping meet the increasing demand from both individuals and SMEs by offering more customized services, and expanding our network presence in the regional market.

Strategic Advantages

We believe that we have the following strengths, which provide us with a competitive advantage and opportunity over our competitors:

•	Strong Capital Platform and Larger Registered and Paid-up Capital. On January 25, 2018 and 2019, the PBOC published statistics, dated December 31, 2017 and 2018, that a total of 283 and 278 microfinance lending companies were registered in Hubei Province with average registered and paid-up capital of RMB108.1 million ($15.7 million) and RMB110.4 million ($16.1 million), respectively. As of December 31, 2017 and 2018, our registered and paid-up capital was RMB450 million ($65.4 million), which was four times larger than average microfinance lending companies. This capital strength gives us financial strength and financial flexibility to meet growing demand for credit from individuals and companies.

•	Established Risk Management System, Processes and Controls. We have a comprehensive risk management system, comprised of pre-loan investigation, loan review, post-loan review, and audit supervision. We have standardized risk management policies and procedures, formulated procedures on credit appraisal system, credit review system, the post-loan system and audit on risk management system. We set up a credit risk control committee to oversee the execution of our comprehensive risk management system and policies and procedures, particularly on larger loans, to effectively manage our credit risks.

•	Big Data Cross Verification Credit Risk Analysis. We have established a big data risk management system. We manage customer data effectively and have established a data exchange mechanism with domestic big data risk management institutions, where we can timely access legal proceedings against our customers and other personal credit conditions.

•	Professional Management Team. Our credit team consists of one Chief Credit Officer, two executive vice president, four loan officers, one credit admin officer and two credit risk officers, they come from varied backgrounds of prior experiences at banks, security companies, and investment companies. Approximately 75% of the team has more than three years of work experience in the financial industry, 25% of the team has master’s degrees in finance, and all main credit business personnel are Certified China Banking Professionals, whom have required knowledge and experience in lending business.

•	Brand Reputation. We received the Vice President Award from the China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Award from the Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a "National Excellent Micro-credit Company" by the China Micro-credit Companies Association. We have been named one of the "Top 100 Most Competitive Micro-credit Companies in China" by the China Microfinance Institution Association for four consecutive years since 2013, an "AA- Credit Rating Enterprise" by China Credit Management Co., Ltd in August 2017, and one of the "Top 10 Private Enterprises in Wuchang District, Wuhan City" by the People's Government of Wuchang District in July 2017.

Sponsored by the China Micro-credit Companies Association and co-organized by the local associations, the National Excellent Microfinance Company Award 2018 is one of the most well-recognized and authoritative award campaigns in China's micro-credit industry. A total of 398 micro-credit companies across the country were shortlisted for the prize, and because of its comprehensive strength and brand name, we were accredited as a National Excellent Microfinance Company in December 2018.

Employees

As of December 31, 2018, we have 34 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 31, 38 and 34 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth by function the number of our employees as of December 31, 2018:

Function	As of December 31, 2018
Operations	5
Loan Department	6
Risk Management	3
Supply Chain Finance	7
Finance and Administration	13
Total	34

Intellectual Property

As of December 2018, we do not own or have any significant intellectual property rights other than registered domain names (www.hbctf.com and www.dunxin.us). The domain name, www.hbctf.com, was registered on July 19, 2013, and will expire on July 19, 2019. The domain name, www.dunxin.us, was registered on February 1, 2018, and will expire on February 1, 2020. The Company intends to renew upon expiration. The Company is not materially dependent on any intellectual property.

Legal Proceedings

As of December 31, 2018, Chutian has been involved in eight significant legal proceedings as claimants against various borrowers and guarantors. Chutian is the plaintiff in all eight proceedings, and all of the proceedings are incidental to the lending business. The pending litigations do not significantly impact the sustainable operation of Chutian’s business. Chutian has not been involved in any administration punishment.

There are no proceedings in which any of our directors, officers, or any beneficial shareholder of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to Chutian.

Competition

Chutian primarily competes with other microfinance companies in the Hubei Province. On January 25, 2018 and 2019, the PBOC published statistics, dated December 31, 2017 and 2018, that a total of 283 and 278 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion) and RMB30.7 billion ($4.5 billion) among these microfinance lending companies. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million) and RMB110.4 million ($16.1 million), whereas our registered and paid-up capital was RMB450 million ($65.4 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million) and RMB111.2 million ($16.2 million), whereas our outstanding loan portfolio was RMB579.7 million ($84.3 million) as of December 31, 2018.

GOVERNMENT REGULATIONS

Regulatory Authorities of the Microfinance Industry in China

Currently in China there is no nationwide administrative regulatory authority for the microfinance industry at the state level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies (关于小额贷款公司试点的指导意见), jointly issued by the CBRC and the PBOC, on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authorities to take charge of the supervision and administration of microfinance companies and which is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of microfinance companies within the province, autonomous region or municipality directly under the PRC government.

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

In Hubei Province, the Microfinance Work Joint Session and its office are the regulatory authorities for microfinance companies in Hubei Province. Pursuant to the Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province (《湖北省小额贷款公司试点暂行管理办法》)issued on May 13, 2009, the Microfinance Work Joint Session is responsible for the organization, coordination, administration, supervision, regulation, and the promotion of the pilot work of microfinance companies. The Microfinance Work Joint Session consists of the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province.

Regulatory Policies of the Microfinance Companies in China

A. National Policy

Currently, there are no nationwide laws or regulations covering the microfinance industry in China. However, the Guiding Opinions on the Pilot Operation of Microfinance Companies（《中国银行业监督管理委员会、中国人民银行关于小额贷款公司试点的指导意见》（银监发〔2008〕23号））provides the following guidance on pilot operations for microfinance companies:

•	to establish a microfinance company, an applicant applies to the competent authority of the provincial government, and upon approval, must comply with registration formalities to obtain all necessary business licenses, approvals and certificates;

•	if a microfinance company is a limited liability company, its registered and paid-up capital must be at least RMB5 million ($0.7 million); and if it is a joint stock company, its registered and paid-up capital must be at least RMB10 million ($1.5 million). No single natural person, legal entity, other social organization or their respective affiliated parties can hold in excess of 10% of the total registered capital of the company;

•	the funds of a microfinance company mainly come from the capital contribution and funds donated by shareholders as well as funds raised from, at most, two banking financial institutions. A microfinance company must accept public supervision and shall not engage in any form of illegal fundraising;

•	according to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital;

•	Pursuant to Article 11 of the Work Guideline on the Pilot of Microfinance Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）) issued by the General Office of Hubei People's Government on April 19, 2012, a microfinance company can expand their finance percentage to the 100% of the net capital subject to the City(Provincial) Small-Sum Loan Joint Meeting’s recommendation and submission to the Province Small-Sum Loan Joint Meeting and with the approval of the said Province Small-Sum Loan Joint Meeting. The legal person shareholders of the small-sum loan companies that are approved to expand their finance percentage by the Province Small-Sum Loan Joint Meeting，can provide finance to the amount of no more than 50% of the net capital to the small-sum loan companies.

•	the balance of loan of a single borrower may not exceed 5% of the net capital of a microfinance company;

•	a microfinance company must conduct its operations according to market-oriented principles and lift the ceiling on the loan interest rate, which may not exceed that set by judicial department, and set the floor at 0.9 times the PBC Benchmark Rate. The specific floating range must be determined by the microfinance company based on market-oriented principles;

•	no founder (being natural person, legal entities and other social organization) of the microfinance companies and no natural person (who is nominated as a director, supervisor or senior management of microfinance companies) shall have a criminal or bad credit record;

•	a microfinance company shall, according to relevant provisions, set up prudent and normative asset classification and provision systems, accurately classify the assets, make full provision for allowance for doubtful accounts, and guarantee that its adequacy ratio of provision for asset losses always remains above 100% in order to fully cover all risks;

•	the PBOC will trace and monitor the interest rates and capital flows of microfinance companies, and will include them in the credit system. The microfinance company shall regularly provide that credit system with information about the borrower, loan amount, guarantee and repayment, and other business information; and

•	the microfinance company shall establish a sound corporate governance structure and credit management system and strengthen internal control.

Chutian did not meet the guide regarding the ownership limitation of 10%, since there were shareholders who respectively held 30% and 15% of the registered and paid-up capital of Chutian at the establishment of Chutian in February 2013. Currently there are shareholders who hold respectively 20% and 19.8% of the registered and paid-up capital of Chutian after the increase of Chutian’s registered and paid-up capital from RMB300 million ($43.6 million) to RMB450 million ($65.4 million) in December 2016. However, both the establishment and the increase of registered and paid-up capital of Chutian obtained the approval required by the provincial authority, in accordance with the provincial local regulatory policies, namely Work Guideline on the Pilot of Microfinance Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）issued on April 19, 2012 (see below Local Regulatory Policies in Hubei).

On October 26, 2017, the Administration of Taxation of the Ministry of Finance of the People’s Republic of China issued the Circular regarding the Tax Policy of Financing of Small and Micro Enterprises (《关于支持小微企业融资有关税收政策的通知》) (财税（2017）77号). This circular seeks to support agriculture-related and small-scaled businesses by giving certain tax incentives to financial institutions that lend to them. From December 1, 2017 to December 31, 2019, any interest income earned by financial institutions from farmers, small businesses, micro-enterprises, and privately or individually-owned businesses, shall be exempt from value-added tax. In order to qualify for this exemption, financial institutions must separately calculate and report interest earned from the aforementioned borrowers. Any interest income that is not calculated or reported separately shall not be eligible for the value-added tax exemption. In addition, from January 1, 2018 to December 31, 2020, financial institutions shall be exempt from paying stamp duty on loan agreements entered into with small businesses and micro-enterprises.

On November 21, 2017, the Office of Leading Group on Special Rectification of Risks in the Internet finance and Online Lending promulgated “the Notice to Immediately Suspend the Approval of Establishment of Online Microfinance Company” (互联网金融风险专项整治工作领导小组办公室文件-整治办函【2017】138号) (the Suspend Notice), according to which, regulatory authorities should not approve any of the establishment of new online microfinance company, nor approve any license of cross-provinces (districts, cities) microfinance business to the existing microfinance companies, effective from the date of the Suspend Notice.

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

Given that our microfinance business is confined to the region of Hubei Province, the following is a brief summary of the relevant laws and regulations applicable in the Hubei Province covering the microfinance industries:

•	Implement Opinions on the Pilot Operation of Microfinance Companies in Hubei Province (《湖北省人民政府办公厅关于小额贷款公司试点工作的实施意见（鄂政办发[2008]61号）) issued by the General Office of the Hubei Province People’s Government on September 10, 2008.

•	Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province（《湖北省小额贷款公司试点暂行管理办法》（鄂金办发[2009]18号）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009.

•	Interim Management Measures on Capital and Equity of Microfinance Companies in Hubei Province (《湖北省小额贷款公司资本及股权管理暂行办法》（鄂金办发〔2010〕11号文印发）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 17, 2010.

•	Work Guideline on the Pilot of Microfinance Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）) issued by the Microfinance Work Joint Session Office on April 19, 2012.

•	Provisional Administrative Working Guidence for Ultilization of Capital Market by Microfinance Companies in Wuhan《武汉市小额贷款公司利用资本市场融资管理工作指引（暂行）》, promulgated on Oct 13, 2015.

Key contents of the above regulatory policies are listed as follows:

•	A microfinance company shall be a limited liability company or joint stock company which is established with investments from natural persons, legal-person enterprises or other social organizations, does not absorb the public deposits and operates a microfinance business.

•	The major sources of funds of a microfinance company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions.

•	The Financial Office of the People’s Government of Hubei Province establishes the Microfinance Work Joint Session, jointly with other authorities concerned, including Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province. The Microfinance Work Joint Session is in charge of the organization, coordination, regulation and promotion of the pilot work of microfinance companies. The Microfinance Work Joint Session Office is located in the Financial Office of the Hubei Province People’s Government.

•	The source of the registered and paid-up capital of a microfinance company shall be authentic and legal, and the capital shall comprise of all paid-in money capital and be fully paid in by investors or initiators in a lump sum. If it is a limited liability company, the registered and paid-up capital shall not be less than RMB30 million ($4.4 million); and if it is a joint stock company, the registered and paid-up capital shall not be less than RMB50 million ($7.3 million). The shares held by a single natural person, legal entity, other social organization or affiliated party thereof shall not exceed 10% of the total registered capital of the company. The main promoter is, however, allowed to hold up to 50% of the shares of the company and no less than 20% of the shares of the company. And upon approval of the People’s Government of Hubei Province, a wholly owned microfinance company by a sole legal entity can be established. It is also provided that with the approval from the relevant government authorities, the shareholding ceiling of the promoter along with other connected shareholders can be lifted.

•	The number of shareholders of a microfinance company shall meet the statutory quorum. If it is a limited liability company, the shareholders shall be no more than 50. If it is a joint stock company, the shareholders shall be not less than two but not more than 200, of whom more than half shall have domiciles within the territory of China.

•	The directors of a microfinance company shall hold a college diploma or above and have working experience in the area of finance or economy for at least three years. The chairman of the board and the manager of a microfinance company shall hold a college diploma or above and have at least a two-year working experience in a commercial bank or at least a five-year working experience in a business environment.

•	To set up a microfinance company, the preparatory establishment shall be firstly applied. The applicants shall submit the application materials of preparatory establishment to competent departments of the districts and counties where a proposed microfinance company is located. The competent department shall submit promptly the whole preparatory application materials together with preliminary examination opinion, credit evaluation, and proof of shareholders to the municipal competent department. The establishment of a microfinance company shall ultimately be approved by the Microfinance Work Joint Session.

•	The alteration of name, domicile, registered capital, senior management personnel and the main promoter of a microfinance company shall be approved by the Microfinance Work Joint Session.

•	The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital within the scope. The interest rate and term of the borrowed capital shall be determined by the company with the banking financial institutions upon consultation, and the interest rate shall be determined by taking the Shanghai Inter-bank Offered Rate as the base rate.

•	The microfinance company shall establish and perfect the corporate governance structure according to the requirements of the Company Law, clarify the right responsibility relationship among the shareholders, directors, supervisors and managers, formulate solid and effective rules of procedure, decision-making procedure and internal audit system and improve the effectiveness of corporate governance. The microfinance companies shall establish and perfect the loan management system, clarify the business procedure and operation norm for the pre-loan investigation, review during the loan term and post-loan examination, and truly strengthen the loan management. The microfinance companies shall reinforce the internal control, establish and perfect the enterprise financial accounting system according to relevant provisions of the State, make truthful recordings and comprehensively reflect its business activities and financial activities.

•	The microfinance companies shall establish the information disclosure system, disclose the financial statements audited by the intermediary agent and the annual business operation status, financing status, major matters and other information, to the shareholders of the company, competent department, banking financial organizations providing financing to the same, relevant donation organization, and to the public where deemed necessary.

•	The microfinance companies shall have the autonomy to select prospective borrowers based on the principle of serving the development of farmers, agriculture and rural economy. When granting loans, they shall adhere to the principle of “small sum and decentralization”. Microfinance companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microfinance company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB0.5 million ($0.1 million), while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital. No loans shall be granted to the shareholders of the microfinance company.

•	The microfinance companies shall operate on the market-oriented principle. The loan interest ceiling shall be fluctuating but shall not exceed the ceiling prescribed by the judicatory authority, and the bottom line shall be 0.9 times the loan base interest rate published by the PBC. The specific floating range shall be determined independently according to the market principles. The contract clauses, such as the term of loan and loan repayment provisions, shall be determined by the lender and borrower upon negotiation pursuant to law under the principles of fairness and voluntariness.

57

•

Debt financing instruments referred to issuance of debt financing instruments including private placing bonds, by microfinance companies at legally established open exchange markets, including but not limited to Beijing Securities Exchange and Wuhan Securities Exchange. Total asset transfer financing (excludes financing provided from shareholders) of the microfinance company acquired from bonds, funds from banking financial institutions and buy-back, shall not exceed 150% of its net capital. Total financing provided by legal person shareholders shall not exceed 50% of its net capital.

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

The regulatory policies are rules or regional normative documents, and are neither laws nor administrative regulations. The microfinance company should comply with the above requirements in the regulatory policies when operating its business. The Microfinance Work Joint Session and the Microfinance Work Joint Session Office, which are responsible for the supervision and administration of microfinance companies, has the authority to interpret, determine and waive the compliance of any of the above requirements.

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

Social Insurance Regulations

According to the PRC Social Insurance Law and the Rules on Implementing the PRC Social Insurance Law （《中华人民共和国社会保险法》及其实施实施细则）, both effective as of July 1, 2011, the state shall establish a social insurance system including basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and both employers and individuals shall pay social insurance premiums. Migrant workers shall participate in social insurance schemes, and foreigners employed within the territory of the PRC shall participate in social insurance as well. Violations of the PRC Social Insurance Law may result in the imposition of fines, and criminal liability may be incurred in serious cases.

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

According to the Regulations on Occupational Injury Insurance （工伤保险条例）, effective as of January 1, 2004, as subsequently amended on December 20, 2010, employers in the PRC shall pay the occupational injury insurance fees for their employees.

Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment （《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》）in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC （《中华人民共和国外汇管理条例》）, or the Foreign Exchange Administration Rules, promulgated on January 29, 1996, as subsequently amended on January 14, 1997 and August 1, 2008. Under these rules, RMB is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loan unless prior approval of SAFE is obtained.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment （《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》（汇发〔2012〕59号））, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents （关于《国家外汇管理局关于印发〈外国投资者境内直接投资外汇管理规定〉及配套文件的通知》（汇发〔2013〕21号）） in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13 国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知-汇发[2015]13号）. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. Notice on the Implementation of the Fourth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Announcement [2016] No.12 of the State Administration of Taxation), Announcement of the State Administration of Taxation on the Implementation of the Third Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Announcement [2011] No.1 , Notice on the Implementation of the Second Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Guo Shui Han [2008] No. 685) and Circular of the State Administration of Taxation on Interpreting and Implementing Some Clauses in the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income(Guo Shui Han [2007] No. 403) have amended the Arrangement accordingly.

On February 3, 2018, the SAT promulgated Announcement of the State Administration of Taxation on Issues Relating to "Beneficial Owner" in Tax Treaties, State Administration of Taxation Announcement [2018] No. 9, Circular 9, which clarifies that a beneficial owner shall be a person who has ownership and control over the income and the rights and property from which the income is derived. To prove "beneficial owner" status, the applicant shall submit the materials pursuant to the provisions of Article 7 of the Announcement of the State Administration of Taxation on Promulgation of the "Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties" (State Administration of Taxation Announcement [2015] No. 60). Therein, where an applicant is a "beneficial owner" pursuant to the provisions of Article 3 of this Announcement, the applicant shall also provide, in addition to the tax resident identity of the applicant, the tax resident identity documents of the person who satisfies the criteria for "beneficial owner" and the person who satisfies the criteria, issued by the tax authorities in charge at the country (region) where he/she resides; where the applicant is a "beneficial owner" pursuant to the provisions of item (4) of Article 4 of this Announcement, the applicant shall also provide, in addition to the tax resident identity document of the applicant, the tax resident identity documents of the person who holds 100% of the applicant's shares directly or indirectly and the multi-tier holders, issued by the tax authorities in charge at the country (region) for which the said person and the multi-tier holders are residents; the tax resident identity document shall prove that the person is a tax resident in the year in which the income is obtained or the preceding year.

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

D. Property, Plant and Equipment

Our principal executive office is located at 23rd Floor, LianFa International Building, No 128 Xu Dong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 430063, where we moved to this new office which have approximately 1,492 square meters of office space in December 2018.

We do not have any land use rights.

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

As a condition to the Share Purchase Agreement, on December 10, 2017, the Xiniya entered into (1) a Share Transfer Agreement with Qiming Investment pursuant to which the Xiniya agreed to sell Xiniya Holdings Limited, the Xiniya’s wholly-owned subsidiary in Hong Kong, to Mr. Qminig Xu in exchange for a purchase price of RMB228,000,000 ($34,588,428) (“Divestiture”) subject to the terms set forth therein, and (2) a Securities Purchase Agreement with True Silver Limited (“True Silver”), a British Virgin Islands company, and Honest Plus pursuant to which the Xiniya agreed to acquire all of the issued and outstanding shares of True Silver owned by Honest Plus for a purchase price of $34,588,428 and the issuance of 772,283,308 newly issued ordinary shares of the Xiniya (“Acquisition”) at RMB1.00 ($0.15) per share, which through a VIE structure, operates and consolidates eighty percent (80%) of the financial results of Hubei Chutian Microfinance Co., Ltd., a Chinese company that engages in the lending of small loans to customers in China (“Chutian”). On December 28, 2017, the Divestiture and the Acquisition closed concurrently with the closing of the Share Purchase Agreement (collectively, the “CIB Transaction”). At the closing of the CIB Transaction, the Company discontinued its apparel business and became a microfinance lending business in Hubei Province.

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the controlling shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes.

Accordingly and except as otherwise provided, the historical financial statements of True Silver were treated as the historical financial statements of the Company. Unless the context otherwise indicates, references to “we”, “our”, “us” and the “Company” refer to the post-CIB Transaction combined company and its subsidiaries on a consolidated basis.

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

Interest income and expense

Interest income and expense for all financial instruments are recognized in “Net interest income” as “Interest income” and “Interest expense” in the Consolidated Statement of Profit and Other Comprehensive Income using the effective interest method. Interest income for financial assets held at amortized cost is recognized in profit or loss using the effective interest method.

The effective interest rate is the rate that exactly discount estimated future cash payments or receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the gross carrying amount of a financial asset (i.e. its amortized cost before any impairment allowance) or to the amortized cost of a financial liability. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument but does not consider expected credit losses and includes transaction costs, premiums or discounts and fees and points paid or received that are integral to the effective interest rate, such as origination fees.

When we revise the estimates of future cash flows, the carrying amount of the respective financial assets or financial liability is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in profit or loss.

The interest income / interest expense is calculated by applying the effective interest rate to the gross carrying amount of non-credit impaired financial assets (i.e. at the amortized cost of the financial asset before adjusting for any expected credit loss allowance), or at amortised cost of financial liabilities. Interest income for financial assets that are amortized cost that have become credit-impaired subsequent to initial recognition (Stage 3) is recognized using the credit adjusted effective interest rate. This rate is calculated in the same manner as the effective interest rate except that expected credit losses are included in the expected cash flows. Interest income is therefore recognized on the amortized cost of the financial asset including expected credit losses. Should the credit risk on a stage 3 financial asset improve such that the financial asset is no longer considered credit-impaired, interest income recognition reverts to a computation based on the rehabilitated gross carrying value of the financial asset.

Impairment measurement and recognition

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Group.

•	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

•	Financial instruments in Stage 1 have their expected credit loss measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Financial instruments in Stages 2 or 3 have their expected credit loss measured based on expected credit losses on a lifetime basis.

•	A pervasive concept in measuring expected credit loss in accordance with IFRS 9 is that it should consider forward looking information.

Significant increase in credit risk

We monitor financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk we will measure the loss allowance based on lifetime rather than 12-month expected credit loss. Our accounting policy is not to use the practical expedient that financial assets with “low” credit risk at the reporting date are deemed not to have had a significant increase in credit risk. As a result, we monitor all financial assets that are subject to impairment for significant increase in credit risk.

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, we compare the risk of a default occurring on the financial instrument at the reporting date based on the remaining maturity of the instrument with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial instrument was first recognized. In making this assessment, we consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort, based on our historical experience and expert credit assessment including forward-looking information.

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

The probability of defaults used are forward looking and we use the same methodologies and data used to measure the loss allowance for expected credit loss.

The qualitative factors that indicate significant increase in credit risk are reflected in probability of default models on a timely basis.

Given that a significant increase in credit risk since initial recognition is a relative measure, a given change, in absolute terms, in the probability of default will be more significant for a financial instrument with a lower initial probability of default than compared to a financial instrument with a higher probability of default.

As a back-stop when an asset becomes 30 days past due, we consider that a significant increase in credit risk has occurred and the asset is in stage 2 of the impairment model, i.e. the loss allowance is measured as the lifetime expected credit loss.

Credit-impaired financial assets

A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Credit-impaired financial assets are referred to as Stage 3 assets. Evidence of credit-impairment includes observable data about the following events:

•	Significant financial difficulty of the borrower;

•	a breach of contract such as a default or past due event; or

•	the lender of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender would not otherwise consider.

It may not be possible to identify a single discrete event – instead, the combined effect of several events may have caused financial assets to become credit-impaired.

A loan is considered credit-impaired when a concession is granted to the borrower due to a deterioration in the borrower’s financial condition, unless there is evidence that as a result of granting the concession the risk of not receiving the contractual cash flows has reduced significantly and there are no other indicators of impairment. For financial assets where concessions are contemplated but not granted the asset is deemed credit impaired when there is observable evidence of credit-impairment including meeting the definition of default. The definition of default (see below) include unlikeliness to pay indicators.

Definition of default

Critical to the determination of expected credit loss is the definition of default. The definition of default is used in measuring the amount of expected credit loss and in the determination of whether the loss allowance is based on 12-month or lifetime expected credit loss, as default is a component of the probability of default which affects both the measurement of expected credit losses and the identification of a significant increase in credit risk.

We consider the following as constituting an event of default:

•	the borrower is past due more than nine months on any material credit obligation to us; or

•	the borrower is unlikely to pay its credit obligations to the Group in full.

When assessing if the borrower is unlikely to pay its credit obligation, we take into account both qualitative and quantitative indicators. Quantitative indicators, such as overdue status and non-payment on another obligation of the same counterparty are key inputs in this analysis. We use a variety of sources of information to assess default which are either developed internally or obtained from external sources.

We recognize loss allowance for expected credit loss on loan receivables.

Expected credit losses are required to be measured through a loss allowance at an amount equal to:

•

12-month expected credit loss, i.e. lifetime expected credit loss that result from those default events on the financial instrument that are possible within 12 months after the reporting date, (referred to as Stage 1); or

•	Full lifetime expected credit loss, i.e. lifetime expected credit loss that result from all possible default events over the life of the financial instrument, (referred to as Stage 2 and Stage 3).

A loss allowance for full lifetime expected credit loss is required for a financial instrument if the credit risk on that financial instrument has increased significantly since initial recognition. For all other financial instruments, expected credit losses are measured at an amount equal to the 12-month expected credit loss.

Expected credit losses are computed as unbiased, a probability-weighted estimate of the present value of credit losses. These are measured as the present value of the difference between the cash flows due to us under the contract and the cash flows that we expect to receive by evaluating a range of reasonably possible outcomes, the time value of money, and considering all reasonable and supportable information including that which is forward-looking, discounted at the asset’s effective interest rate.

For Stage 1 and 2 loans, the estimate of expected cash shortfalls over the life time of the loans is determined by multiplying the probability of default (“PD”) with the loss given default (“LGD”).

For credit-impaired financial instruments (Stage 3 loans), the estimate of cash shortfalls may require the use of expert credit judgment. Cash shortfalls are discounted using the effective interest rate on the financial instrument as calculated at initial recognition.

Our initial contractual loan terms are within 12 months. For simplification purpose, for Stage 1 and Stage 2 loans, we recognized the expected credit losses for the lifetime of the loans.

Stage 1: Expected credit losses are recognized at the time of initial recognition of a financial instrument and represent the lifetime cash shortfalls arising from possible default events for the life of loan from the balance sheet date. Expected credit losses continue to be determined on this basis until there is either a significant increase in the credit risk of an instrument or the instrument becomes credit-impaired.

Stage 2: If a financial asset experiences a significant increase in credit risk since initial recognition, an expected credit loss provision is recognized for default events that may occur over the lifetime of the asset. Significant increase in credit risk is assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after taking into account the passage of time). Significant does not mean statistically significant nor is it assessed in the context of changes in expected credit loss. Whether a change in the risk of default is significant or not is assessed using a number of quantitative and qualitative factors, the weight of which depends on the type of product and counterparty. Financial assets that are 30 or more days past due and not credit-impaired will always be considered to have experienced a significant increase in credit risk.

Stage 3: Financial assets that are credit-impaired (or in default) represent those that are past due more than the historical average collection period for past due loans, but not to exceed the original contractual loan terms. Financial assets are also considered to be credit-impaired where the obligors are unlikely to pay on the occurrence of one or more observable events that have a detrimental impact on the estimated future cash flows of the financial asset. It may not be possible to identify a single discrete event but instead the combined effect of several events may cause financial assets to become credit-impaired.

Loss provisions against credit-impaired financial assets are determined based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Income taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of event that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. International Accounting Standard 12 Income Taxes (“IAS12”) requires a one-step approach that provides a company to satisfy the probability criterion when assessing whether a deferred tax account should be recorded or not. Under this criterion, we record a deferred tax account only to the extent we can show it is probable that taxable profit will be available against which the deferred tax asset can be utilized.

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2018 and 2017 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2016, 2017 and 2018. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2016	2017(1)	2018	2018
	RMB	RMB	RMB	US$
	(amount in thousands)

Interest income on loans	104,896	119,639	141,857	20,632

Interest expenses on loans	(22,151)	(33,791)	(26,451)	(3,847)
Business related taxes and surcharges	(1,152)	(674)	(590)	(86)
Total interest expense	(23,303)	(34,465)	(27,041)	(3,933)

Net interest income	81,593	85,174	114,816	16,699
Credit impairment losses	(6,360)	(3,580)	(66,904)	(9,731)
Net interest income after provision for loan losses	75,233	81,594	47,912	6,968

Other interest and other income	1,772	815	438	64

Operating costs and expenses
Sales and marketing	(4,899)	(3,138)	(1,794)	(261)
General and administrative	(14,937)	(34,895)	(20,368)	(2,962)
Total operating costs and expenses	(19,836)	(38,033)	(22,162)	(3,223)

Profit before income taxes	57,169	44,376	26,188	3,809
Income tax expense	(15,221)	(15,550)	(18,033)	(2,623)
Net profit	41,948	28,826	8,155	1,186

Profit attributable to:
Equity holders of the Company	33,558	23,061	6,524	949
Non-controlling interest	8,390	5,765	1,631	237
Net profit	41,948	28,826	8,155	1,186

______________

（1）Information has been restated in order to correct certain accounting errors. See Note 30 of Notes to the Consolidated Financial Statements

Profit attributable to owners of the Company and Non-controlling interests

Profit attributable to owners of the company represents 80% controlling interest of Chutian by us through the VIE arrangement. We are deemed to control 80% of Chutian and have rights to consolidate only 80% of Chutian’s audited financial results, the remaining 20% non-controlling interests relates to 20% controlling interest of Hubei Daily Media Group.

Comparison of results of operations for the years ended December 31, 2018 and 2017

Interest income on loans

Our interest income on loans increased by RMB22.3 million ($3.2 million) or 18.6% from RMB119.6 million in 2017 to RMB141.9 million ($20.6 million) in 2018. The increase was primarily attributable to increase in effective interest rate from 20.4% in 2017 to 24.3% in 2018, which resulted in a RMB22.9 million ($3.3 million) increase in interest income on loans. The increase was partially offset by a decrease in average outstanding loan during the year from RMB585.7 million in 2017 to RMB582.7 million ($84.8 million) in 2018, which resulted in a RMB0.6 million ($0.1 million) decrease in interest income on loans.

Interest expenses on loans

Interest expenses on loans decreased by RMB7.3 million ($1.1 million) or 21.6% from RMB33.8 million in 2017 to RMB26.5 million ($3.9 million) in 2018. The decrease was mainly attributed to decrease in effective interest rate on borrowings from 15.9% in 2017 to 11.8% in 2018, which resulted in a RMB9.1 million ($1.3 million) decrease in interest expenses on loans. Further, the decrease was attributed to the decrease in total borrowings during the year from RMB641.4 million in 2017 to RMB623.0 million ($90.6 million) in 2018, which resulted in a decrease in RMB0.6 million ($0.1 million) in interest expenses on borrowings. The decrease was partially offset by an increase in average duration of the borrowings from approximately 119 days in 2017 to approximately 130 days in 2018, which resulted in a RMB2.4 million ($0.3 million) increase in interest expenses on loans.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB0.1 million ($15,000) or 14.3% from RMB0.7 million in 2017 to RMB0.6 million ($0.1 million) in 2018. The decrease was mainly attributable to the decrease in cash receipt on interest income.

Credit impairment losses

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

Allowance for loan losses increased by RMB63.3 million ($9.2 million) or 1,758.3% from RMB3.6 million in 2017 to RMB66.9 million ($9.7 million) in 2018. The increase was primarily attributable to increase in credit loss allowance for loan receivable due to collectability issues with certain loans. Although PRC’s year-on-year Gross Domestic Product growth reached 6.6 percent in 2018, the economic and business environment for small and medium enterprises were very challenging. As a result, certain of our loan customers were experiencing financial difficulty, MB698.5 million ($101.6 million) of our loan were credit impaired. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Other interest and other income

Other interest and other income decreased by RMB0.4 million ($0.1 million) or 50.0% from RMB0.8 million in 2017 to RMB0.4 million ($0.1 million) in 2018. The decrease was primarily attributable to decrease in interest income on bank deposits.

Sales and marketing expenses

Sales and marketing expenses decreased by RMB1.3 million ($0.2 million) or 41.9% from RMB3.1 million in 2017 to RMB1.8 million ($0.3 million) in 2018. The decrease was primarily attributable to the cost control initiative which reduced sales and marketing expenses.

General and administrative expenses

General and administrative expenses decreased by RMB14.5 million ($2.1 million) or 41.5% from RMB34.9 million in 2017 to RMB20.4 million ($3.0 million) in 2018. The decrease was primarily attributable to the decrease in legal, consulting and professional expenses for the listing initiative in 2017.

Income tax expenses

Our income tax expenses increased by RMB2.4 million ($0.3 million) or 15.4% from RMB15.6 million in 2017 to RMB18.0 million ($2.6 million) in 2018. The increase was primarily attributed to higher expenses not deductible for tax purposes in 2018 as compared to 2017.

Net profit

As a result of the foregoing, our net profit decreased by RMB20.6 million ($3.0 million) or 71.5% from RMB28.8 million in 2017 to RMB8.2 million ($1.2 million) in 2018. The decrease was primarily attributed to the significant increase in credit impairment losses, as discussed above.

Comparison of results of operations for the years ended December 31, 2017 and 2016

Interest income on loans

Our interest income on loans increased by RMB14.7 million or 14.0%, from RMB104.9 million in 2016 to RMB119.6 million in 2017. The increase was primarily attributable to the increase in average outstanding loans during the year from RMB532.6 million in 2016 to RMB585.7 million in 2017, which resulted in a RMB10.7 million increase in interest income on loans. Also, the increase was attributed to an increase in effective interest rate from 19.7% in 2016 to 20.4% in 2017, which resulted in a RMB4.0 million increase in interest income on loans.

Interest expense

Interest expense increased by RMB11.6 million or 52.3%, from RMB22.2 million in 2016 to RMB33.8 million in 2017. The increase was primarily attributable to the increase in total borrowings during the year from RMB535.5 million in 2016 to RMB641.4 million, which resulted in a RMB5.0 million increase in interest expense on borrowings. Also, the increase was attributed to an increase in effective interest rate on borrowings from 12.6% in 2016 to 15.9% in 2017, which resulted in a RMB6.4 million increase in interest expense on borrowings.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB0.5 million or 41.7%, from RMB1.2 million in 2016 to RMB0.7 million in 2017. The decrease was primarily attributable to the tax reform implemented since May 1, 2016, whereby business taxes of 6% were changed to value added taxes of 6%. Business taxes are reported as a deduction to revenue when incurred. Entities that are value added taxes taxpayers are allowed to offset qualified input value added taxes paid to suppliers against their output value added taxes liabilities. Net value added taxes balance between input value added taxes and output value added taxes are recorded either in the line item of accrued expenses or other liabilities on the face of balance sheet.

Credit impairment losses

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

Credit impairment losses decreased by RMB2.8 million or 43.8%, from RMB6.4 million in 2016 to RMB3.6 million in 2017. The decrease was primarily attributable to the lesser allowance required to achieve the rate of allowance similar to last year.

Other interest and other income

Other interest and other income decreased by RMB1.0 million or 55.6%, from RMB1.8 million in 2016 to RMB0.8 million in 2017. The decrease was primarily attributable to the redemption of principal guaranteed investment products in 2016, as there was no such investment in 2017.

Sales and marketing expenses

Sales and marketing expenses decreased by RMB1.8 million or 36.7% from RMB4.9 million in 2016 to RMB3.1 million in 2017. The decrease was primarily attributable to the reduction of marketing expenses.

General and administrative expenses

General and administrative expenses increased by RMB20.0 million or 134.2%, from RMB14.9 million in 2016 to RMB34.9 million in 2017. The increase was primarily due to the increase in legal, consulting and professional expenses for the listing initiative.

Income tax expenses

Our income tax expenses increased by RMB0.4 million or 2.6% from RMB15.2 million in 2016 to RMB15.6 million in 2017. The increase was primarily attributed to higher income before taxation in 2017 as compared to 2016.

Net profit

As a result of the foregoing, our net profit decreased by RMB13.1 million or 31.3%, from RMB41.9 million in 2016 to RMB28.8 million in 2017.

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

We had negative cash flows for the years ended December 31, 2018 and 2017, the net cash decreased during the year were RMB17.9 million and RMB75.1 million for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, we had cash balances totaled RMB3.2 million. Based on these conditions, we determined that our existing cash resources are not sufficient to meet our anticipated needs during the next twelve months, and that additional financing is required to support our operations.

We have taken an intensive review of operations and expenditures, including intensify loan and interest collection initiative, initiating a new supply chain lending business which is expected to bring in new revenue to us. We have also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei and is 30% owned by Chief Personal/Human Resource Officer, Ms. Wenting Xiao, which have expressed the willingness and intention to provide the necessary financial support to us, so as to enable us to meet our liabilities as and when it falls due and to carry on our business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

We believe that available cash and cash equivalents, future cash provided by operating activities, together with the efforts from aforementioned management plan and actions, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing our business development activities, suspending the pursuit of our business plan, controlling operating expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	535,460	641,370	622,999	90,611
Effective interest rate	12.6%	15.9%	11.8%
Average duration of borrowings	118 days	119 days	130 days

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	$
	(amount in thousands)
Net cash (used)/generated by operating activities	(196,430)	(70,419)	27,266	3,966
Net cash used in investing activities	-	(14,928)	(18,385)	(2,674)
Net cash generated/(used) by financing activities	227,480	10,273	(26,795)	(3,897)
Net increase/(decrease) in cash and cash equivalents	31,050	(75,074)	(17,914)	(2,605)
Cash and cash equivalents at beginning of the year	65,741	96,791	21,717	3,158
Exchange losses on cash and cash equivalents	-	-	(615)	(89)
Cash and cash equivalents at end of the year	96,791	21,717	3,188	464

As of December 31, 2018, our cash and cash equivalents amounted to RMB3.2 million ($0.5 million). Our cash and cash equivalents consist of cash on hand, cash deposited in banks and time deposit with banks with original maturities of three (3) months or less. We believe that our current levels of cash and cash equivalents, working capital, borrowings and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve (12) months.

Cash flow (used)/generated by operating activities

Our net cash generated by operating activities primarily consists of income before income tax, as adjusted by depreciation of property and equipment, allowance for loan and interest receivable losses, income tax paid, and changes in assets and liabilities, which include interest receivables, loan receivables, prepaid expenses, advances from customers, salary and benefit payable, business and other taxes payable, interest payable, and other payable.

Our net cash generated by operating activities for the year ended December 31, 2018 was RMB27.3 million ($4.0 million), which mainly consisted of (i) profit before taxation of RMB26.2 million ($3.8 million) adjusted by credit impairment losses for loans of RMB67.6 million ($9.8 million), (ii) increase in other payable of RMB9.4 million ($1.4 million) as funds provided by related parties to us for working capital purposes, as mainly offset by increase in loan receivables of RMB79.6 million ($11.6 million) due to increase in credit impairment losses.

Our net cash used by operating activities for the year ended December 31, 2017 was RMB70.4 million, which mainly consisted of (i) increase in loan receivables of RMB121.0 million due to net loan disbursements to customer, (ii) payment of taxes of RMB10.6 million for profit made during the year, and (iii) increase in interest receivables of RMB19.5 million due to increase in outstanding loan as of December 31, 2017, as mainly offset by (i) profit before taxation of RMB44.4 million, and (ii) increase in other payable of RMB24.0 million mainly due to funding provided by a related party for payment of listing expenses.

Our net cash used by operating activities for the year ended December 31, 2016, was RMB196.4 million, which mainly consisted of (i) increase in loan receivable of RMB213.1 million due to net loan disbursement to customers, (ii) increase in interest receivables of RMB16.4 million due to increase in outstanding loan as of December 31, 2016, and (iii) payment of income tax of RMB21.5 million for profit made during the year, as mainly offset by profit before taxation of RMB57.2 million.

Cash flow used in investing activities

Our net cash of RMB18.4 million ($2.7 million) used in investing activities for the year ended December 31, 2018, mainly consisted of payment for property and equipment of RMB18.4 million ($2.7 million).

Our net cash of RMB14.9 million used in investing activities for the year ended December 31, 2017, mainly consisted of down payment of RMB14.9 million for a property.

No cash flow in investing activities for the year ended December 31, 2016.

Net cash generated/(used) by financing activities

Our net cash of RMB26.8 million ($3.9 million) used by financing activities for the year ended December 31, 2018, mainly consisted of cash outflows of RMB414.9 million ($60.3 million) repayments of loans payable, partially offset by cash inflows of RMB308.6 million ($44.9 million) received from loans payable.

Our net cash of RMB10.3 million generated by financing activities for the year ended December 31, 2017, mainly consisted of cash inflows of RMB363.7 million received from loans payable and loans of RMB52.6 million  received from shareholders, partially offset by cash outflows of RMB347.8 million repayments of loans payable and repayments of RMB42.6 million loan to a shareholder.

Our net cash of RMB227.5 million generated by financing activities for the year ended December 31, 2016, mainly consisted of cash inflows of RMB195.0 million received from issuing capital share and borrowings of RMB336.2 million received from loans payable, partially offset by cash outflows of RMB275.0 million repayments of loans payable and payments of dividend RMB18.8 million.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, leasehold improvements, office equipment and furniture, were nil, RMB14.9 million and RMB18.4 million ($2.7 million) in 2016, 2017 and 2018, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2018. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt Obligations	200,417	200,417	-	-	-
Operating Lease Obligations	3,483	584	2,899	-	-
Capital commitment	21	21	-	-	-

Debt obligations represent loans payable to various individuals and companies that are generally due within one (1) year. Loans payable with various due dates through November 2019, have the weighted average annual interest rate of 9.6% on loans payable.

Operating lease obligations are mainly related to the lease agreement we entered into with Hubei Daily Newspaper for our office in Wuhan City, Hubei Province.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Dunxin Financial Holdings Limited, 23rd Floor, LianFa International Building, 128 Xu Dong Street, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Qizhi Wei	51	Director (Chairman); Chief Executive Officer
Chee Jiong Ng	48	Chief Financial Officer
Weidong Xu	50	Chief Operating Officer
Eric Wu	43	Chief Risk Officer
Wenting (Tina) Xiao	35	Director; Chief Personal/Human Resource Officer
Zhinan Weng	54	General Manager
H. David Sherman	71	Independent Director
Duoguang Bei	61	Independent Director
Michael J. Viotto	67	Independent Director

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

Zhinan Weng, General Manager, Mr. Weng joined the Company as General Manager in May 2018. Mr. Weng has more than 30 years of experience in the banking industry and has served in various management roles at several companies before joining our company. He is primarily responsible for developing our new business line, supply chain finance. Before joining our company, Mr. Weng was a Chief Risk Officer at Haier Group (Qingdao) Financial Holding Co., Ltd. from December 2016 to May 2018. From March 2015 to December 2016, Mr. Weng was a Chief Risk Officer in Chongqing Haier Microfinance Co., Ltd. From October 2010 to February 2015, Mr. Weng was a Chief Risk Officer in Fullerton (Hubei) Microfinance Co., Ltd. From July 1986 to September 2010, Mr. Weng was a loan manager in a branch of Industrial & Commercial Bank of China in Hubei Province. Mr. Weng received his Bachelor of Economics degree from the University of Central South Finance, Economics and Law.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB5.6 million ($0.8 million) in cash to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2010 Equity Incentive Plan

We adopted an equity incentive plan effective upon the completion of our initial public offering. Our 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2010 Plan is 23,200,000. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Options. The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant except pursuant to a transaction under Section 424(a) of the Internal Revenue Code. However, the exercise price of all other options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator of our 2010 Plan determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve (12) months. In all other cases, the option will generally remain exercisable for three months.

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

Amendment and termination. Our 2010 Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

As of December 31, 2018, we have granted 862,148 restricted stock units to independent directors and Chief Financial Officer under the 2010 Plan.

C. Board Practices

Board of Directors

Our board of directors currently consists of five (5) directors. Three (3) independent directors joined the board on December 28, 2017. Under the NYSE American Company Guide, or the Company Guide, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, our home country. However, we have appointed three (3) independent directors.

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

D. Employees

As of December 31, 2018, we have 34 full-time employees. We have entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 31, 38, and 34 employees as of December 31, 2016, 2017, and 2018, respectively. The following table sets forth by function the number of our employees as of December 31, 2018:

Function	As of December 31, 2018
Operations	5
Loan Department	6
Risk Management	3
Supply Chain Finance	7
Finance and Administration	13
Total	34

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 1,001,131,401 of our ordinary shares outstanding as of May 8, 2019, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 1,001,131,401 ordinary shares outstanding as of May 8, 2019.

Name and Address of Beneficial Owner	Nature of Shares		Percentage of Beneficial Ownership
Directors and Executive Officers
Qizhi Wei, Director (Chairman); Chief Executive Officer	887,280,237	(1)	88.6%
Wenting (Tina) Xiao, Director and Chief Personal/Human Resource Officer	-	(2)	-
H. David Sherman, Director	300,000		*
Duoguang Bei, Director	300,000		*
Michael J. Viotto, Director	300,000		*
Chee Jiong Ng, Chief Financial Officer	350,437		*
Eric Wu, Chief Risk Officer	-		-
Weidong Xu, Chief Operating Officer	-		-
Zhinan Weng, General Manager	-		-
Directors and Executive Officers as a Group	888,530,674		88.8%
5% or More Beneficial Owners(3)

_____________

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2018, we had 1,000,862,148 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 108,711,840 ordinary shares or 2,264,830 ADSs or approximately 10.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

B. Related Party Transactions

After the completion of our initial public offering on November 29, 2010, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2016 up to the date of this annual report.

Contractual Arrangements with Our VIE and Their Shareholders

We currently engage and operate our microfinance business through Chutian, our VIE operating company, through the VIE Agreements. For a description of these VIE Agreements, see “Item 4.A. History and Development of the Company.”

1．Lease of office space from a shareholder

In September 2012, a ten-year operating lease agreement from October 8, 2012 to October 7, 2022 was entered into with Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, in Wuhan City, Hubei Province, where office space of approximately 1,673 square meters was leased and the office is located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years. The lease expenses of RMB1.1 million, RMB1.2 million and RMB1.3 million were incurred for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, prepaid rental to a shareholder were RMB0.4 million and RMB0.4 million, respectively.

2. Subleasing income with a related party

In 2016, 2017 and 2018, a subleasing agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to sublease office spaces of approximately 304 square meters for RMB0.2 million, RMB0.2 million and RMB0.2 million, respectively.

As of December 31, 2017 and 2018, receivable from a related party was nil and RMB0.3 million, respectively.

3. Loans payable to related parties

3.1 In 2018, loans payable of RMB60.0 million were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. The interest expenses were RMB1.4 million in 2018.

As of December 31, 2018, loans payable were RMB60.0 million and the related interest payable was RMB1,403,000.

3.2 In 2018, loans payable of RMB20.0 million were borrowed from a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million was repaid. The interest expenses were RMB0.3 million in 2018.

As of December 31, 2018, loans payable were RMB19.5 million and the related interest payable was RMB259,000.

3.3 In 2018, loans payable of RMB8.0 million were borrowed from a related party, Hubei New Chutaifu Asset Management Co., Ltd, a company that is 50% owned by Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 8% per annum and the loan duration was 97 days. The interest expenses were RMB0.2 million in 2018. The loan and related interest payable were fully repaid in 2018.

4. Loans payable to shareholders

4.1 In June 2017, a loan payable of RMB10.0 million was borrowed from Wang Hailin, a shareholder who owned 7.7% of the variable interest entity, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million and RMB1.3 million in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest.

As of December 31, 2017 and 2018, loans payable were RMB10.0 million and RMB10.0 million, respectively. As of December 31, 2017 and 2018, interest payable was RMB33,000 and RMB243,000, respectively.

4.2 In April 2016, a loan payable of RMB6.0 million was borrowed from Wang Hailin, a shareholder who owned 7.7% of the variable interest entity, at 10% per annum interest from April 2016 to November 2016. The Group paid RMB0.4 million for interest on the loan from Wang Hailin. The loan and related interest payable were fully repaid in 2016.

4.3 In July 2016, a loan payable of RMB2.0 million was borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum interest from July 2016 to November 2016. The Group paid RMB0.1 million for interest on the loan from Li Ling. The loan and related interest payable were fully repaid in 2016.

4.4 In 2017, loans payable of RMB28.6 million were borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum interest from January 2017 to December 2017. The Group paid RMB1.2 million for interest on the loan from Li Ling. The loan and related interest payable were fully repaid in 2017.

4.5 In 2018, a loan payable of RMB5.0 million was borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum for 230 days. The interest expense on this borrowing was RMB0.3 million in 2018. The loan and related interest payable were fully repaid in 2018.

4.6 In 2016 and 2017, loans payable of RMB42.0 million and RMB14.0 million were borrowed from Hubei Daily Media Group, a shareholder which owned 20% of the variable interest entity, respectively. The weighted average annual interest rates for interest expenses on these borrowings were 10.3% and 10.0% in 2016 and 2017, respectively. The average duration for these borrowings was 128 days and 209 days in 2016 and 2017, respectively. The interest expenses on these borrowings were RMB4.7 million and RMB0.8 million in 2016 and 2017, respectively. The loans and related interest payable were fully repaid in 2017.

5. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB0.5 million, RMB0.5 million and RMB0.5 million were incurred for two representatives sent from Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, consulting expenses payable to these representatives were RMB0.5 million and RMB0.5 million, respectively.

6. Reverse merger expenses payable to a related party.

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, paid reverse merger expenses on behalf of the Company, totaling RMB11.3 million and RMB10.9 million for the year ended December 31, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, reverse merger expenses payable to a related party was RMB11,257,000 and RMB22,203,000, respectively.

7. Advisory expenses with a related party

In 2016, 2017 and 2018, an advisory agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to provide funding advisory services at 2% per annum on funds raised through Wuhan Securities Exchanges for RMB3.9 million, RMB2.5 million and RMB0.7 million, respectively.

As of December 31, 2017 and 2018, advisory expense payable was RMB3,521,000 and RMB4,235,000, respectively.

8. Intermediary agreement with a related party

In 2016, an intermediary agreement was entered into with Chutian Wealth (Wuhan) Financial Services Co., Ltd, a subsidiary jointly owned by Hubei New Nature Investment Co., Ltd and Hubei Daily Media Group, to assist in fund raising through Wuhan Securities Exchange at 6% per annum on funds raised. In 2016, 2017 and 2018, the intermediary fees were RMB0.2 million, RMB5.3 million and RMB1.7 million, respectively.

As of December 31, 2017 and 2018, intermediary fee payable to a related party was RMB904,000 and nil, respectively.

9. Funds provided by related parties for payments to certain loans payable.

In 2018, fund of RMB954,000 was provided by Wuhan Xin Heng Tai Investment Co., Ltd and fund of RMB412,000 was provided by Wuhan Zhong Ji Gold Co., Ltd for payments to certain loans payable, interest payable and listing service fee. Wuhan Xin Heng Tai Investment Co., Ltd is related to Ms Wenting Xiao, a shareholder who owned 10.6% of the Group’s variable interest entity, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. Wuhan Zhong Ji Gold Co., Ltd is also related to Ms Wenting Xiao whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. These funds were provided without interest and with no fixed terms of repayment.

As of December 31, 2018, payables to related parties were RMB1,366,000.

10. Loans receivable from related parties

10.1 In 2016, loans receivable of RMB8.0 million were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was RMB2.4 million, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, this loan was overdue.

10.2 In 2016, loans receivable of RMB3.0 million were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was RMB1.0 million, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, this loan was overdue.

10.3 In 2017, loans receivable of RMB18.0 million were lent to Wuhan Zhong Ji Gold Co., Ltd at a weighted average interest rate of 25.3% per annum. The loan was related to Ms Wenting Xiao, a shareholder who owned 10.6% of the variable interest entity, whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. The interest received on loan was RMB6.5 million for the year ended December 31, 2017. This loan was fully repaid in 2017.

10.4 In 2017, loans receivable of RMB19.0 million were lent to Wuhan Xin Heng Tai Investment Co., Ltd at a weighted average interest rate of 24.9% per annum. The loan was related to Ms Wenting Xiao, a shareholder who owned 10.6% of the variable interest entity, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. The interest received on loan was RMB4.9 million for the year ended December 31, 2017. This loan was fully repaid in 2017.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to loans that we have made, breach of contract claims, labor and employment claims and other matters. Microfinance lending companies are frequently involved in litigation as claimants against borrowers and guarantors. As of March 31, 2019, we are involved in 8 collection litigation cases as claimants against various borrowers and guarantors. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors.

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

We are a holding company, and we rely on dividends paid by our operating subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of their accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve fund reaches 50% of its paid-up capital. Each of our PRC subsidiaries is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors. These funds are not distributable in cash dividends.

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

In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income.

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

 Although the law in this regard is unclear, we intend to treat Chutian as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to eighty percent (80%) of Chutian’s economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Chutian for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of our ADSs at the end of our 2018 taxable year, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2019 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). The Tax Cuts and Jobs Act broadly changes the taxation of foreign earnings attributable to certain U.S. Holders from a worldwide tax regime to a territorial regime. The Tax Cuts and Jobs Act created a transition tax that creates a deemed repatriation of previously untaxed foreign earnings and profits. Certain U.S. Holders may be subject to this transition tax and recognize taxable income due to undistributed earnings and profits of the Company.

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

Not applicable.

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

Foreign Currency Risk

All of our revenues and substantially all of our expenses are denominated in RMB, which is not freely convertible into foreign currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars

Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2018, we received from the depositary reimbursement totaling $1,044,262 for our ADR program-related expenses.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of holders of our ordinary shares, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weakness described below, as of December 31, 2018, our disclosure controls and procedures were not effective in ensuring, that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act, was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act4. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2018.

Management did not apply the appropriate authoritative accounting literature and led to accounting errors, as a result of the following deficiencies that, collectively, represent a material weakness:

•	The appropriate accounting expertise (internally and externally) was not engaged, resulting in a failure to recognize important IFRS accounting treatments;

•	The accounting consequences of significant, unusual transactions were not identified and evaluated;

•	The accounting positions taken on significant, unusual transactions were not reviewed and approved at the appropriate level; and

•	Certain related party transactions were not completely and accurately identified and reported.

These material weaknesses in our internal control over financial reporting resulted in the accounting errors that led to the restatement of previously issued financial statements.

Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

C. Attestation Report for the Independent Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

In preparing our consolidated financial statements, a material weakness described above was identified in our internal control over financial reporting as of December 31, 2018. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weakness in connection with preparation of our consolidated financial statements, we plan to adopt several measures to improve our internal control over financial reporting, including (i) to hire additional accounting personnel with experience in IFRS reporting requirements, (ii) to provide more regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics, (iii) begin to develop a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records, (iv) to enhance the using of information technology system to monitor our financial transactions, and (v) develop processes and procedures to identify and report related party transactions.

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2017 and 2018, respectively. We did not pay any other fees to Marcum Bernstein & Pinchuk LLP during the periods indicated below.

	Year Ended December 31,
	2017	2018
	RMB	RMB	$
		(in Thousands)
Audit fees(1)	487	1,375	200
Audit-related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-

___________

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2017 and 2018.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective February 28, 2019, the Company dismissed the former auditors and appointed Marcum Bernstein & Pinchuk LLP as the successor auditor. In connection therewith, the Company provides that during the Company’s fiscal years ended December 31, 2017 and 2016 and through the subsequent interim period on or prior to the resignation of the former auditors: (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE MKT corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

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

4.2

Share Transfer Agreement, dated December 10, 2017, between China Xiniya Fashion Limited and Qiming Investment Limited is incorporated herein by reference to Exhibit 99.4 to our Form 6-K furnished on December 11, 2017.

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

Number	Description of Document

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

4.7

Share Pledge Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li) is incorporated herein by reference to Exhibit 99.9 to our Form 6-K furnished on December 11, 2017.

4.8	Financial Support Commitment, dated May 8, 2019, from Dunxin Holdings Co., Ltd.*

4.9	Financial Support Commitment, dated May 8, 2019, from Hubei New Nature Investment (Group) Co., Ltd.*

8.1	Principal subsidiaries and VIE of Dunxin Financial Holdings Limited.*

11.1

Code of Business Conduct and Ethics of China Xiniya Fashion Limited is incorporated herein by reference to Exhibit 99.1 to our Form F-1 Registration Statement (File No. 333-170368) filed on November 22, 2010.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

_______________

*	Filed herewith.
**	Furnished herewith.
***

IN ACCORDANCE WITH THE TEMPORARY HARDSHIP EXEMPTION PROVIDED BY RULE 201 OF REGULATION S-T THE DATE BY WHICH THE INTERACTIVE DATE FILE IS REQUIRED TO BE SUBMITTED HAS BEEN EXTENDED BY SIX BUSINESS DAYS.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUNXIN FINANCIAL HOLDINGS LIMITED

Date: May 15, 2019	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

DUNXIN FINANCIAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated of financial position of Dunxin Financial Holdings Limited (the “Company”) as of December 31, 2018, the related consolidated statements of profit, comprehensive income and changes in equity and cash flow for the year in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the consolidated of financial position of the Company as of December 31, 2018, and the related consolidated statements of profit, comprehensive income and changes in equity and cash flow for the year in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the International Financial Reporting Standards.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for IFRS 9 Financial Instrument using a modified retrospective approach and its method for accounting for the recognition, measurement, presentation and disclosure in the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

New York, New York

May 15, 2019

To the Board of Directors and Shareholders of

Dunxin Financial Holdings Limited and Subsidiaries

We refer to our audit report dated 30 April 2018, which is reproduced below.

“We have audited the accompanying consolidated statements of financial position of Dunxin Financial Holdings Limited and subsidiaries (“the Company”) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three year ended December 31, 2017, in conformity with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standard Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.”

Subsequent to the above report, we were appointed to perform a limited scope audit and to form an opinion on  variations to the financial statements with respect to Year Ended 31 December 2017, in particular, matters relating to Appendix 1 Correction Of Errors – Year Ended 31 December 2017.

The management is responsible for the preparation of Appendix 1 Correction of Errors – Year Ended 31 December 2017. The above relates to restatements and our audit was only confined to matters pertaining to the restatements contained in Appendix 1 Correction Of Errors – Year Ended 31 December 2017.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). We are independent of the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the matters contained in Appendix 1 Correction Of Errors – Year Ended 31 December 2017, with respect to Year Ended 31 December 2017, is fairly presented, in all material respects, and is in conformity with International Financial Reporting Standards.

/s/ RT LLP

RT LLP

Public Accountants and

Chartered Accountants

Singapore

May 15, 2019

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2016, 2017 and 2018

	Notes	2016	2017 Restated	2018

Interest income on loans		104,896	119,639	141,857

Interest expense
Interest expenses on loans		(22,151)	(33,791)	(26,451)
Business related taxes and surcharges		(1,152)	(674)	(590)
Total interest expense		(23,303)	(34,465)	(27,041)

Net interest income		81,593	85,174	114,816
Credit impairment losses		(6,360)	(3,580)	(66,904)
Net interest income after credit impairment losses		75,233	81,594	47,912

Non-interest and other income		1,772	815	438

Operating costs and expenses
Sales and marketing		(4,899)	(3,138)	(1,794)
General and administrative		(14,937)	(34,895)	(20,368)
Total operating costs and expenses		(19,836)	(38,033)	(22,162)

Profit before income taxes	10	57,169	44,376	26,188
Income tax expense	11	(15,221)	(15,550)	(18,033)
Net profit		41,948	28,826	8,155

Net profit attributable to:
Equity holders of the Company		33,558	23,061	6,524
Non-controlling interest		8,390	5,765	1,631
Net profit		41,948	28,826	8,155

Other comprehensive income for the year
Net profit		41,948	28,826	8,155
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		-	-	616
Total comprehensive income for the year		41,948	28,826	8,771

Total comprehensive income attributable to:
Equity holders of the Company		33,558	23,061	7,017
Non-controlling interests		8,390	5,765	1,754
Total comprehensive income		41,948	28,826	8,771

Basic and diluted earnings per share for the profit attributable to the equity holders of the Company during the year (expressed in RMB per share)	12	0.15	0.10	0.01
Weighted average number of shares outstanding in the year		227,716,692	236,180,071	1,000,171,839

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2017 and 2018

	Note	2017 Restated	2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents	13	21,717	3,188
Interest receivables, net of credit impairment losses	14	39,628	7,057
Loans receivable, net of credit impairment losses	15	791,390	579,654
Prepaid expenses and others	16	483	1,038
Total current assets		853,218	590,937

NON-CURRENT ASSETS
Property and equipment, net	17	338	50,824
Prepayment for a property	18	14,928	-
Intangible asset	19	-	9
Total non-current assets		15,266	50,833

Total assets		868,484	641,770

CURRENT LIABILITIES
Loans payable	20	226,370	200,417
Advance from customers	21	142	-
Salary and benefit payable	22	3,423	1,411
Income taxes payable		15,120	32,477
Interest payable	23	3,829	5,139
Other payable	24	26,716	35,260
Total current liabilities		275,600	274,704

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the Company
Share capital	25	325	326
Additional paid-in capital		383,174	383,174
Statutory reserve	26	13,365	14,017
General risk reserve	27	9,817	9,885
Currency translation reserve		-	(493)
Retained earnings/(accumulated loss)		67,626	(113,257)
Non-controlling interests in equity		118,577	73,414
Total shareholders’ equity		592,884	367,066

Total equity and liabilities		868,484	641,770

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2016, 2017 and 2018

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Retained earnings/ accumulated loss	Total	Non- controlling interests	Total Equity

Balance at December 31, 2015	77	239,924	4,386	5,891	-	38,928	289,206	72,301	361,507
Issuance of capital shares	-	156,000	-	-	-	-	156,000	39,000	195,000
Net profit for the year	-	-	-	-	-	33,558	33,558	8,390	41,948
Appropriation to reserve	-	-	3,365	-	-	(3,365)	-	-	-
Dividend to shareholders	-	-	-	-	-	(15,016)	(15,016)	(3,754)	(18,770)
Balance at December 31, 2016	77	395,924	7,751	5,891	-	54,105	463,748	115,937	579,685
Issuance of shares pursuant to reverse acquisition	248	(222)	-	-	-	-	26	7	33
Share issuance expense	-	(12,528)	-	-	-	-	(12,528)	(3,132)	(15,660)
Appropriation to reserves	-	-	5,614	3,926	-	(9,540)	-	-	-
Net profit for the year	-	-	-	-	-	23,061	23,061	5,765	28,826
Balance at December 31, 2017 (restated)	325	383,174	13,365	9,817	-	67,626	474,307	118,577	592,884
Changes on initial application of IFRS 9 (see note 2.21)	-	-	-	-	-	(187,237)	(187,237)	(46,809)	(234,046)
Adjusted balance at January 1, 2018	325	383,174	13,365	9,817	-	(119,611)	287,070	71,768	358,838
Share-based compensation	1	-	-	-	-	550	551	138	689
Appropriation to reserve	-	-	652	68	-	(720)	-	-	-
Other comprehensive loss for the year – currency translation differences	-	-	-	-	(493)	-	(493)	(123)	(616)
Net profit for the year	-	-	-	-	-	6,524	6,524	1,631	8,155
Balance at December 31, 2018	326	383,174	14,017	9,885	(493)	(113,257)	293,652	73,414	367,066

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2016, 2017 and 2018

	2016	2017	2018
	Restated	Restated
Cash flow from operating activities
Profit before income taxes	57,169	44,376	26,188
Adjustments for:
Depreciation of property and equipment	526	441	818
Share-based compensation	-	-	689
Credit impairment losses	6,359	3,580	66,904
Operating profit before changes in working capital	64,054	48,397	94,599
Interest receivables	(16,443)	(19,487)	4,933
Loan receivables	(213,138)	(121,040)	(79,577)
Prepaid expenses and others	(10,713)	10,673	(555)
Advance from customers	(2,782)	(457)	(142)
Salary and benefit payable	406	1,254	(2,012)
Interest payable	(675)	602	1,310
Other payable	4,320	24,032	9,386
Net cash (used)/generated by operating activities	(174,971)	(56,026)	27,942
Income tax paid	(21,459)	(14,393)	(676)
Net cash (used)/generated by operating activities	(196,430)	(70,419)	27,266
Cash flow from investing activities
Payment for intangible asset	-	-	(9)
Payment for property and equipment	-	-	(18,376)
Prepayment for a property	-	(14,928)	-
Net cash used in investing activities	-	(14,928)	(18,385)
Cash flow from financing activities
Share issuance expenses	-	(15,627)	-
Proceeds received from issuing capital	195,000	-	-
Proceeds received from related party loans	-	-	88,000
Repayments of related party loans	-	-	(8,500)
Proceeds received from shareholders’ loans	50,000	52,600	5,000
Repayments of shareholders’ loans	(60,000)	(42,600)	(5,000)
Proceeds received from loans payable	336,240	363,700	308,629
Repayments of loans payable	(274,990)	(347,800)	(414,924)
Payments of dividends	(18,770)	-	-
Net cash generated/(used) by financing activities	227,480	10,273	(26,795)

Net increase/(decrease) in cash and cash equivalents	31,050	(75,074)	(17,914)
Cash and cash equivalents at beginning of year	65,741	96,791	21,717
Exchange losses on cash and cash equivalents	-	-	(615)
Cash and cash equivalents at end of year	96,791	21,717	3,188

Net cash (used)/generated by operating activities include
Interest received	89,222	107,086	98,185
Interest paid	(24,984)	(27,202)	(25,769)
Foreclosure of a pledged property	-	-	(18,000)

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities

Dunxin Financial Holdings Limited (the “Company”), formerly known as China Xiniya Fashion Limited, was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, the Company completed the Divestiture and Acquisition transactions (the “Transactions”). In connection with the Divestiture transaction, the Company divested its wholly-owned subsidiary, Xiniya Holdings Limited, a Hong Kong company, to Qiming Investment Limited, a British Virgin Islands company, in exchange for a purchase consideration of RMB228,000,000 (US$34,588,428). After the divestiture transaction, the Company did not meet the definition of a business for accounting and financial reporting purposes. In connection with the Acquisition transaction, the Company purchased all of the issued and outstanding ordinary shares of True Silver Limited (“True Silver”) for a cash payment of RMB228,000,000 (US$34,588,428) and the issuance of 772,283,308 of the ordinary shares at RMB1.00 (US$0.15) per share to the shareholders of True Silver. True Silver became the wholly owned subsidiary of the Company. True Silver utilizes a variable interest entity structure to operate and consolidate 80% of the financial results of Hubei Chutian Microfinance Co., Ltd (“Chutian”). Chutian, with a registered capital of RMB450 million, is a joint stock company incorporated under the laws of China specializing in providing loan facilities to micro, small and medium enterprises and sole proprietors in Hubei Province, China.

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

(c)

the excess of the fair value of purchase consideration over the identifiable net assets of the Company at fair value is recognized as a reduction of additional paid-in capital in the consolidated statement of financial position;

(d)	the retained earnings and other equity balances recognized in the consolidated financial statement are the retained earnings and other equity balances of the True Silver Group immediately before the Acquisition;

(e)	the amount recognized as issued equity interest in the consolidated financial statements were determined by adding the issued equity of the True Silver Group outstanding immediately before the Acquisition to the fair value of purchase consideration of the Acquisition. The fair value of purchase consideration is based on the fair value of the Company at the completion date. However, the equity structure appearing in the consolidated financial statement shall reflect the equity structure of the Company, including the equity instruments issued by the Company to effect the Acquisition;

(f)	the consolidated statement of profit and other comprehensive income for the financial year ended December 31, 2017 reflects that of the True Silver Group for the full period together with the post-acquisition results of the Company;

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

(g)	the comparative figures presented in the consolidated financial statements were that of the True Silver Group; and

(h)

earnings per share for the financial year ended December 31, 2017 reflects the results of the True Silver Group until the date of acquisition and the results of the enlarged Group from the acquisition date.

The principal place of business is 23th Floor, Lian Fa International Building, No 128 Xu Dong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 430063.

The Company is listed on the New York Stock Exchange American, the ticker symbol is DXF.

These financial statements are presented in Renminbi, unless otherwise stated.

The consolidated financial statements for the three years ended December 31, 2016, 2017 and 2018 were authorized for issue by resolution of the board of directors on May 15, 2019.

Reporting entities

Dunxin Financial Holdings Limited (the “Company”) is a holding company. The Company, its wholly-owned subsidiaries and variable interest entity are collectively referred to as the “Group”.

The Group is principally engaged in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in Hubei province of the People’s Republic of China (“PRC”). The Group operates its microfinance lending business through the 80% variable interest entity (“VIE”) operating company, Hubei Chutian Microfinance Co., Ltd (“Chutian”). All of the Group’s operations are conducted in the PRC through Chutian. The Group operates the microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. The Group generates virtually all revenues of the business through the VIE Agreements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

The following is a brief description of each of the Company’s subsidiaries:

•	True Silver – True Silver Limited (“True Silver”) is a limited company incorporated on June 28, 2016, a British Virgin Islands company. The total amount of paid-up share capital of True Silver is $50,000 with 50,000 ordinary shares. True Silver is a holding company and is wholly owned by the Company.

•	Chutian HK. Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is a holding company and is wholly owned by True Silver.

•	Chutian Holding. Wuhan Chutian Investment Holding Limited (“Chutian Holding”) is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016. Chutian Holding has been issued a Business License (unified social credit code: 91420100MA4KPA0H54) by Wuhan Administration for Industry and Commerce on November 4, 2016, and a Recordation Receipt for Establishment of Foreign-Invested Enterprises (recordation No.: Wu Shang Zi Bei 201600006) issued by the Wuhan Commercial Bureau on October 19, 2016. Chutian Holding is a holding company and is wholly owned by Chutian HK.

•	Chutian. Hubei Chutian Microfinance Co., Ltd. is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, China. Through a series of contractual agreements (VIE Agreements), Chutian Holding is deemed to control 80% of Chutian and have rights to consolidate 80% of Chutian’s financial results.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

As of December 31, 2018, the Company’s subsidiaries and variable interest entity are as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital	Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands	US$50,000	100%	100%	-	Investment holding

Chutian Financial Holdings (Hong Kong) Limited	Hong Kong	HK$10,000	100%	-	100%	Investment holding

Wuhan Chutian Investment Holdings Co. Ltd	PRC	USD3,000,000	100%	-	100%	Investment holding

Variable interest entity
Hubei Chutian Microfinance Co., Ltd	PRC	RMB450,000,000	80%	-	80%	Microfinance lenders

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

The VIE arrangements

The following is a brief description of the VIE Agreements entered into on August 10, 2017, between Chutian Holding and the shareholders of Chutian, through which the Company controls 80% of Chutian:

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

The VIE arrangements - continued

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

Through the above contractual arrangements, Chutian Holdings, has obtained 80% of shareholders' voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chutian Holdings at its sole discretion. Accordingly, the Group has consolidated the VIEs because the Group believes, through the contractual arrangements, (1) Chutian Holdings could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chutian Holdings could receive substantially all of the benefits that could be potentially significant to the VIEs.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group's ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Group's ability to control the VIEs also depends on the authorization letters that Chutian Holdings has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Group's PRC subsidiaries and affiliates;

•	discontinue or restrict the Group's PRC subsidiaries' and affiliates' operations;

•	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or

•	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, Chutian Holdings, or the VIEs.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

Risks in relation to the VIE structure - continued

Certain shareholders of VIEs are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of VIEs. Their interests as beneficial owners of VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of VIEs should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statements information for the Company’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

		As of December 31,
		2017	2018
		RMB’000	RMB’000

Total current assets		853,185	599,931
Total non-current assets		15,266	50,833
Total assets		868,451	650,764

Total current liabilities		273,750	274,316
Total liabilities		273,750	274,316

	For the year ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Interest income on loans	104,896	119,639	141,857
Net profit	41,948	30,676	15,794

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

1. Organization and principal activities – continued

Risks in relation to the VIE structure – continued

The VIEs contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated interest income on loans for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIEs accounted for an aggregate of 100.0% and 101.4%, respectively, of the consolidated total assets, and 99.3% and 99.9%, respectively, of the consolidated total liabilities.

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

On December 23, 2018, the State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which On December 23, 2018, the PRC State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

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

The consolidated financial statements of the Group have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

(ii)	Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii)	Liquidity

The Company had negative cash flows for the years ended December 31, 2018 and 2017, the net cash decreased during the year were RMB17.9 million and RMB75.1 million for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, we had cash balances totaled RMB3.2 million.

The Company has taken an intensive review of operations and expenditures, including intensify loan and interest collection initiative, initiating a new supply chain lending business which is expected to bring in new revenue to the Company. The Company has also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei and is 30% owned by Chief Personal/Human Resource Officer, Ms. Wenting Xiao, which have expressed the willingness and intention to provide the necessary financial support to the Company, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

The Company believes that available cash and cash equivalents, future cash provided by operating activities, together with the efforts from aforementioned management plan and actions, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling operating expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statements of Profit and Other Comprehensive Income, the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

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

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.5 Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Chinese Renminbi (RMB), which is the Company’s presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the statement of profit and other comprehensive income.

Foreign exchange gains and losses are presented in the Consolidated Statements of Profit and Other Comprehensive Income on a net basis within other income or other expenses.

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

(b)	income and expenses for each consolidated statement of profit and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)	all resulting exchange differences are recognized in other comprehensive income.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.6 Interest

Interest (IFRS 9 - 2018 only)

Interest income and expense for all financial instruments are recognized in “Net interest income” as “Interest income” and “Interest expense” in the Consolidated Statement of Profit and Other Comprehensive Income using the effective interest method. Interest income for financial assets held at amortized cost is recognized in profit or loss using the effective interest method.

The effective interest rate is the rate that exactly discount estimated future cash payments or receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the gross carrying amount of a financial asset (i.e. its amortized cost before any impairment allowance) or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider expected credit losses and includes transaction costs, premiums or discounts and fees and points paid or received that are integral to the effective interest rate, such as origination fees.

When the Group revises the estimates of future cash flows, the carrying amount of the respective financial assets or financial liability is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in profit or loss.

The interest income / interest expense is calculated by applying the effective interest rate to the gross carrying amount of non-credit impaired financial assets (i.e. at the amortized cost of the financial asset before adjusting for any expected credit loss allowance), or at amortized cost of financial liabilities. Interest income for financial assets that are amortized cost that have become credit-impaired subsequent to initial recognition is recognized using the credit adjusted effective interest rate. This rate is calculated in the same manner as the effective interest rate except that expected credit losses are included in the expected cash flows. Interest income is therefore recognized on the amortized cost of the financial asset including expected credit losses. Should the credit risk on a credit-impaired financial asset improve such that the financial asset is no longer considered credit-impaired, interest income recognition reverts to a computation based on the rehabilitated gross carrying value of the financial asset.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.6 Interest - continued

Interest (IAS 18 – prior period only)

The Group applied the revenue recognition requirements of IAS 18, “Revenue” (IAS 18). Revenue was recognized when the amount of revenue and associated costs could be reliably measured, it is probable that economic benefits associated with the transaction will be realized and the stage of completion of the transaction could be reliably measured. This concept was applied to the key revenue generating activities of the Group as follows.

Interest from all interest-bearing assets and liabilities was recognized in “Net interest income” as “Interest income” and “Interest expense” in the Consolidated Statement of Profit and Other Comprehensive Income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.7 Income tax

Income tax expense comprises current and deferred tax. It is recognized in the Consolidated Statements of Profit and Other Comprehensive Income.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 only)

i	Initial recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a financial asset or financial liability at its fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Immediately after initial recognition, an expected credit loss allowance is recognized for financial assets measured at amortized cost, which results in an accounting loss being recognized in profit or loss when an asset is newly originated.

ii	Classification and subsequent measurement

Management determines the classification of its financial assets and liabilities at initial recognition of the instrument or, where applicable, at the time of reclassification.

Financial assets

From January 1, 2018, the Group has applied IFRS 9 and classifies its financial assets into amortized cost measurement category. The Company’s financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) are measured at amortized cost.

Financial liabilities

The Group classifies its financial liabilities as measured at amortized cost.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 only) - continued

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

iv Amortized cost measurement

The “amortized cost” of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 only) - continued

v.	Identification and measurement of impairment

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Group.

•	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

•	Financial instruments in Stage 1 have their expected credit loss measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Financial instruments in Stages 2 or 3 have their expected credit loss measured based on expected credit losses on a lifetime basis.

•	A pervasive concept in measuring expected credit loss in accordance with IFRS 9 is that it should consider forward looking information.

Significant increase in credit risk

The Group monitors its financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk the Group will measure the loss allowance based on lifetime rather than 12-month expected credit loss. The Group’s accounting policy is not to use the practical expedient that financial assets with “low” credit risk at the reporting date are deemed not to have had a significant increase in credit risk. As a result, the Group monitors all financial assets that are subject to impairment for significant increase in credit risk.

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument at the reporting date based on the remaining maturity of the instrument with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial instrument was first recognized. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort, based on the Group’s historical experience and expert credit assessment including forward-looking information.

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

The probability of defaults used are forward looking and the Group uses the same methodologies and data used to measure the loss allowance for expected credit loss.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.8 Financial assets and financial liabilities (IFRS 9 2018 only) - continued

v.	Identification and measurement of impairment - continued

The qualitative factors that indicate significant increase in credit risk are reflected in probability of default models on a timely basis.

Given that a significant increase in credit risk since initial recognition is a relative measure, a given change, in absolute terms, in the probability of default will be more significant for a financial instrument with a lower initial probability of default than compared to a financial instrument with a higher probability of default.

As a back-stop when an asset becomes 30 days past due, the Group considers that a significant increase in credit risk has occurred and the asset is in stage 2 of the impairment model, i.e. the loss allowance is measured as the lifetime expected credit loss.

Credit-impaired financial assets

A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Credit-impaired financial assets are referred to as Stage 3 assets. Evidence of credit-impairment includes observable data about the following events:

•	Significant financial difficulty of the borrower;

•	a breach of contract such as a default or past due event; or

•	the lender of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender would not otherwise consider.

It may not be possible to identify a single discrete event – instead, the combined effect of several events may have caused financial assets to become credit-impaired.

A loan is considered credit-impaired when a concession is granted to the borrower due to a deterioration in the borrower’s financial condition, unless there is evidence that as a result of granting the concession the risk of not receiving the contractual cash flows has reduced significantly and there are no other indicators of impairment. For financial assets where concessions are contemplated but not granted the asset is deemed credit impaired when there is observable evidence of credit-impairment including meeting the definition of default. The definition of default (see below) include unlikeliness to pay indicators.

Definition of default

Critical to the determination of expected credit loss is the definition of default. The definition of default is used in measuring the amount of expected credit loss and in the determination of whether the loss allowance is based on 12-month or lifetime expected credit loss, as default is a component of the probability of default which affects both the measurement of expected credit losses and the identification of a significant increase in credit risk.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.8 Financial assets and financial liabilities (IFRS 9 2018 only) - continued

v.	Identification and measurement of impairment - continued

The Group considers the following as constituting an event of default:

•	the borrower is past due more than nine months on any material credit obligation to the Group; or

•	the borrower is unlikely to pay its credit obligations to the Group in full.

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

Objective evidence of impairment

At each reporting date, the Group assesses whether there is objective evidence that financial assets are impaired. A financial asset or a group of financial assets is impaired when objective evidence demonstrates that a loss event has occurred after the initial recognition of the assets and that the loss event has an impact on the future cash flows of the assets and that the loss event has an impact on the future cash flows of the assets that can be estimated reliably.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 only) - continued

v.	Identification and measurement of impairment – continued

Impairment measurement and recognition

The Group recognizes loss allowance for expected credit loss on loan receivables.

Expected credit losses are required to be measured through a loss allowance at an amount equal to:

•	12-month expected credit loss, i.e. lifetime expected credit loss that result from those default events on the financial instrument that are possible within 12 months after the reporting date, (referred to as Stage 1); or

•	Full lifetime expected credit loss, i.e. lifetime expected credit loss that result from all possible default events over the life of the financial instrument, (referred to as Stage 2 and Stage 3).

A loss allowance for full lifetime expected credit loss is required for a financial instrument if the credit risk on that financial instrument has increased significantly since initial recognition. For all other financial instruments, expected credit losses are measured at an amount equal to the 12-month expected credit loss.

Expected credit losses are computed as unbiased, a probability-weighted estimate of the present value of credit losses. These are measured as the present value of the difference between the cash flows due to the Group under the contract and the cash flows that the Group expects to receive by evaluating a range of reasonably possible outcomes, the time value of money, and considering all reasonable and supportable information including that which is forward-looking, discounted at the asset’s effective interest rate.

For Stage 1 and 2 loans, the estimate of expected cash shortfalls over the life time of the loans is determined by multiplying the probability of default (“PD”) with the loss given default (“LGD”).

For credit-impaired financial instruments (Stage 3 loans), the estimate of cash shortfalls may require the use of expert credit judgment. Cash shortfalls are discounted using the effective interest rate on the financial instrument as calculated at initial recognition.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 only) - continued

v.	Identification and measurement of impairment – continued

Impairment measurement and recognition

The Company’s initial contractual loan terms are within 12 months. For simplification purpose, for Stage 1 and Stage 2 loans, the Company recognized the expected credit losses for the lifetime of the loans.

Stage 1: Expected credit losses are recognized at the time of initial recognition of a financial instrument and represent the lifetime cash shortfalls arising from possible default events for the life of loan from the balance sheet date. Expected credit losses continue to be determined on this basis until there is either a significant increase in the credit risk of an instrument or the instrument becomes credit-impaired.

Stage 2: If a financial asset experiences a significant increase in credit risk since initial recognition, an expected credit loss provision is recognized for default events that may occur over the lifetime of the asset. Significant increase in credit risk is assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after taking into account the passage of time). Significant does not mean statistically significant nor is it assessed in the context of changes in expected credit loss. Whether a change in the risk of default is significant or not is assessed using a number of quantitative and qualitative factors, the weight of which depends on the type of product and counterparty. Financial assets that are 30 or more days past due and not credit-impaired will always be considered to have experienced a significant increase in credit risk.

Stage 3: Financial assets that are credit-impaired (or in default) represent those that are past due more than the historical average collection period for past due loans, but not to exceed the original contractual loan terms. Financial assets are also considered to be credit-impaired where the obligors are unlikely to pay on the occurrence of one or more observable events that have a detrimental impact on the estimated future cash flows of the financial asset. It may not be possible to identify a single discrete event but instead the combined effect of several events may cause financial assets to become credit-impaired.

Loss provisions against credit-impaired financial assets are determined based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.9 Financial assets and financial liabilities (IAS 39 – prior period only)

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.9 Financial assets and financial liabilities (IAS 39 – prior period only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.9 Financial assets and financial liabilities (IAS 39 – prior period only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.9 Financial assets and financial liabilities (IAS 39 – prior period only) - continued

v.	Identification and measurement of impairment - continued

Measurement

Impairment losses on assets measured at amortized costs are calculated as the difference between the carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

Impairment losses are recognized in the Consolidated Statement of Profit and Other Comprehensive Income and reflected in an allowance for loan losses account against loans. If an event occurring after the impairment was recognized causes the amount of impairment loss to decrease, then the decrease in impairment loss is reversed in the Consolidated Statement of Profit and Other Comprehensive Income.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.10 Cash and cash equivalents

For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of cash on hand, balances with banks and time deposits with banks with original maturity of three months or less.

2.11 Property and equipment

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

The estimated useful lives of the assets are as follows:

Estimated useful life
Property	20 years
Leasehold improvement	5 years
Vehicles	5 years
Office equipment and furniture	3 years

2.12 Intangible assets

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.13 Impairment of non-financial assets

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

Impairment losses are recognized in the Consolidated Statement of Profit and Other Comprehensive Income.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.14 Provisions

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.15 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2016 and 2017. For the year ended December 31, 2018, a total of 862,148 ordinary shares were issued to certain directors and a key employee as a share-based compensation.

The Group recognizes share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan in the Consolidated Statements of Profit and Other Comprehensive Income based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Group in exchange for the equity award.

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

2.16 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2016, 2017 and 2018, are discussed in Note 10.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.17 Value added tax (“VAT”)

Interest income in the PRC are subject to VAT at 6% (output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other receivables or other payables in the Consolidated Statement of Financial Position. Revenues, expenses and assets are recognized net of VAT except:

•	where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with VAT included.

2.18 Share capital

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

2.19 Earnings per shares

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss that is attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss that is attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

2.20 Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in the Consolidated Statements of Profit and Other Comprehensive Income as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the Consolidated Statements of Profit and Other Comprehensive Income in the accounting period in which they are incurred.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.21 Changes in accounting policies

On January 1, 2018, the Group adopted International Financial Reporting Standard 9 Financial Instruments (“IFRS 9”) and International Financial Reporting Standard 15 Revenue from Contracts with Customers (“IFRS 15”) as issued by the International Accounting Standards Board (“IASB”) with a date of transition of January 1, 2018, which resulted in changes in accounting policies and adjustments to the amounts previously recognized in the financial statements. IFRS 9 replaces International Accounting Standard 39 Financial Instruments: Recognition and Measurement (“IAS 39”) and introduces new requirements for the classification and measurement of financial instruments, the recognition and measurement of credit impairment provisions; and provides for a simplified approach to hedge accounting. IFRS 15 specifies how and when the Company should recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Group did not early adopt any of IFRS 9 and IFRS 15 in previous period.

As permitted by the transitional provisions of IFRS 9, the Group elected not to restate comparative figures on the basis that it is not possible to do so without the use of hindsight. Instead, the Group adjusted the retained earnings as of January 1, 2018 to reflect the impacts of adoption of IFRS 9. Instead, the Company adjusted the retained earnings as of January 1, 2018 to reflect the impacts of adoption of IFRS 9. Any adjustments to the carrying amounts of financial assets and liabilities at the date of transition were recognized in the opening retained earnings and other reserves of the current period.

Consequently, for notes disclosures, the consequential amendments to International Financial Reporting Standard Financial Instruments: Disclosures (“IFRS 7”) have also only been applied to the current period. The comparative period notes disclosures repeat those disclosures made in the prior year.

The adoption of IFRS 9 has resulted in changes in the Group accounting policies for recognition, classification and measurement of financial assets and financial liabilities and impairment of financial assets. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7.

Set out below are disclosures relating to the impact of the adoption of IFRS 9 on the Group. Further details of the specific IFRS 9 accounting policies applied in the current period (as well as the previous IAS 39) accounting policies applied in the comparative period) are described in more detail in section below.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.21 Changes in accounting policies - continued

(a)	Classification and measurement of financial instruments

The measurement category and the carrying amount of financial assets and liabilities in accordance with IAS 39 and IFRS 9 at January 1, 2018 are compared as follows:

	IAS 39		IFRS 9
	Measurement category	Carrying amount	Measurement category	Carrying amount
		RMB’000		RMB’000
Cash and cash equivalents	Amortised cost (loans and receivables)	21,717	Amortised cost	21,717
Interest receivables	Amortised cost (loans and receivables)	39,628	Amortised cost	11,320
Loan receivables	Amortised cost (loans and receivables)	791,390	Amortised cost	585,652

There were no changes to the classification and measurement of financial liabilities. The carrying amounts for all financial liabilities at January 1, 2018 have not been impacted by the initial application of IFRS 9.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.21 Changes in accounting policies - continued

(b)	Reconciliation of statement of financial position balances from IAS 39 to IFRS 9

The Group performed a detailed analysis of its business models for managing financial assets and analysis of their cash flow characteristics.

The following table reconciles the carrying amounts of financial assets, from their previous measurement category in accordance with IAS 39 to their new measurement categories upon transition to IFRS 9 on January 1, 2018:

	IAS 39 carrying amount			IFRS 9 carrying amount
	December 31, 2017	Reclassification	Remeasurements	January 1, 2018
	RMB’000	RMB’000	RMB’000	RMB’000
Cash and cash equivalents	21,717	-	-	21,717
Interest receivables	39,628	-	(28,308)	11,320
Loan receivables	791,390	-	(205,738)	585,652
	852,735	-	(234,046)	618,689

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

2.21 Changes in accounting policies - continued

(c)	Reconciliation of impairment allowance balance from IAS 39 to IFRS 9

The following table reconciles the prior period’s closing impairment allowance measured in accordance with the IAS 39 incurred loss model to the new impairment allowance measured in accordance with the IFRS 9 expected loss model at January 1, 2018:

	Loan loss allowance under IAS 39	Reclassification	Remeasurements	Loan loss allowance under IFRS 9
	RMB’000	RMB’000	RMB’000	RMB’000

Cash and cash equivalents	-	-	-	-
Interest receivables	508	-	1,944	2,452
Loan receivables	26,724	-	304,238	330,962
Total	27,232	-	306,182	333,414

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

3 Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not yet effective for the year ended December 31, 2018 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019
Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
IFRS 16 Leases	January 1, 2019

The Group completed the assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far the Group has identified certain aspects of IFRS 16 which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below. While the assessment has been substantially completed for IFRS 16, the actual impacts upon the initial adoption of this standard may differ as the assessment completed to date is based on the information currently available to the Group, and further impacts may be identified before the standard is initially applied in the Group’s interim financial report for the six months ended June 30, 2019. The Group may also change its accounting policy elections, including the transition options, until the standards are initially applied in that financial report.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

3. Standards issued but not yet effective - continued

IFRS 16 Leases

In January 2016 the IASB issued IFRS 16 Leases. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosures of leases. This standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. The Group is currently assessing impact of IFRS 16 on its consolidated financial statements. IFRS 16 will change how the Group accounts for leases previously classified as operating leases under IAS 17, which were off-balance sheet.

On initial application of IFRS 16, for all leases, the Group will:

(a)	Recognise right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of the future lease payments;

(b)	Recognize depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss; and

(c)	Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated cash flow statement.

Under IFRS 16, right-of-use assets will be tested for impairment in accordance with IAS 36 Impairment of Assets. This will replace the previous requirement to recognize a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets, the Group will opt to recognize a lease expense on a straight-line basis as permitted by IFRS 16.

As at December 31, 2018, the Group has non-cancellable operating lease commitments of RMB3.5 million.

A preliminary assessment indicates that RMB3.3 million of these arrangements relate to leases other than short-term leases and leases of low-value assets, and hence the Group will recognize a right-of-use asset of RMB3.3 million and a corresponding lease liability of RMB3.3 million in respect of all these leases. For the entire duration of the lease, the impact on profit or loss is to decrease lease expenses by RMB3.5 million, to increase depreciation of right-of-use asset by RMB3.3 million and to increase interest expense by RMB0.2 million. For 2019, the impact on profit or loss is to decrease lease expense by RMB1,004,000 and to increase depreciation of right-of-use asset by RMB924,000 and to increase interest expense by RMB80,000.

The preliminary assessment indicates that RMB8,000 of these arrangements relate to short-term leases. The Group does not have leases of low-value assets.

There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Group’s consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

4 Critical accounting estimates and use of judgments

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

i.	Measurement of the expected credit loss allowance

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses).

A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

•	Determining criteria for significant increase in credit risk;

•	Choosing appropriate models and assumptions for the measurement of expected credit loss.

Further details of identification and measurement of expected credit loss impairment were discussed in Note 2.8 of Notes to the Consolidated Financial Statements.

ii.	Allowance for interest receivable

Management assesses the collectability of interest receivable from loan customer and estimates the allowance for interest receivable from customers. The Group reviews the interest receivable on a periodic basis and makes allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual interest receivable balance, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management reassesses the allowance for interest receivable at each statement of financial position date and revises the allowance for interest receivable accordingly.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

4. Critical accounting estimates and use of judgments - continued

iii.	Income tax

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of event that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. International Accounting Standard 12 Income Taxes (“IAS12”) requires a one-step approach that provides a company to satisfy the probability criterion when assessing whether a deferred tax account should be recorded or not. Under this criterion, the Company record a deferred tax account only to the extent it can show it is probable that taxable profit will be available against which the deferred tax asset can be utilized.

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company's PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2018 and 2017 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

iv.	Impairment of property and equipment

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the property and equipment by comparing the carrying value of the property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of property and equipment was recognized for the periods presented.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

5 Credit risk

Credit risk is the risk that a customer or counterparty fail to fulfill its contractual obligations resulting in financial loss to the Group. The Group’s main income generating activity is lending to customers and therefore credit risk is a principal risk. Credit risk mainly arises from loans to customers. The Group considers all elements of credit risk exposure such as counterparty default risk for risk management purposes.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

5. Credit risk – continued

Maximum exposure to credit risk – Financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Group’s maximum exposure to credit risk on these assets.

	2018				2017
	ECL staging
	Stage 1	Stage 2	Stage 3	Total	Total
	Lifetime ECL	Lifetime ECL	Lifetime ECL
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Loan receivables	24,100	101,150	698,520	823,770	818,114
Accrued interest	-	-	153,181	153,181	-
Gross loan receivables	24,100	101,150	851,701	976,951	818,114
Loss allowance	(3,919)	(20,498)	(372,880)	(397,297)	(26,724)
Carrying amount	20,181	80,652	478,821	579,654	791,390

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

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

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2018, the Group does not have funds obtained from banking financial institutions.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

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

The following table set out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2017	2018
	RMB’000	RMB’000
Assets subject to market risk
Loan receivables	791,390	579,654

Liabilities subject to market risk
Loans payable	226,370	200,417

There has been no change to the manner in which the Group manages and measures it’s market exposure in the current year.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

8. Capital risk

As of December 31, 2018, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

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

On February 6, 2013, the Group’s variable interest entity, Hubei Chutian Microfinance Co., Ltd (“VIE”), was issued an Official Reply (E Jin Ban Fa No. [2013]14) by the Financial Office of People’s Government of Hubei, which approved VIE under the pilot program as a microfinance company, as proposed by the Wuchang People’s Government.

According to the relevant laws and regulations applicable in the Hubei Province, the capital requirement for the microfinance industry is that the registered capital shall not be less than RMB50 million. As of December 31, 2018, the registered capital of the VIE was RMB450 million. There is no other capital requirement from the regulatory authority.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

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

	As of December 31, 2018
	Fair value	Carrying amount
	RMB’000	RMB’000

Financial assets
Cash and cash equivalents	3,188	3,188
Loan receivables	578,063	579,654
	582,842	582,842
Financial liabilities
Loans payable	203,837	200,417

	As of December 31, 2017
	Fair value	Carrying Amount restated
	RMB’000	RMB’000

Financial assets
Cash and cash equivalents	21,717	21,717
Loan receivables	826,036	791,390
	847,753	813,107

Financial liabilities
Loans payable	231,810	226,370

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

10. Income before taxes

Expenses by nature

	Year Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000

Depreciation	526	441	818
Directors
salaries and related costs	312	234	1,815
social benefits contribution	-	-	130
share based compensation	-	-	589
Key management personnel (other than directors)
salaries and related costs	364	1,160	3,501
social benefits contribution	-	174	150
share based compensation	-	-	100
Other than directors and key management personnel
salaries and related costs	7,119	6,198	1,863
social benefits contribution	409	398	452

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

11. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2016, 2017 and 2018. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017 Restated	2018
	RMB’000	RMB’000	RMB’000

Current income tax expenses	15,221	15,550	18,033
Deferred income tax expenses	-	-	-
Income tax expense	15,221	15,550	18,033

The reconciliation between tax expense and accounting profit at applicable tax rates of 25% is as follows:

	Year Ended December 31,
	2016	2017 restated	2018
	RMB’000	RMB’000	RMB’000

Income before taxation	57,169	44,376	26,188

Computed expected income tax expense	14,292	11,094	6,547
Tax effect of non-deductible expenses	929	592	17,173
Tax effect of tax-exempt entities	-	3,864	1,884
Tax effect of non-taxable income	-	-	(7,571)
Income tax expense	15,221	15,550	18,033

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

12. Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 227,715,692, 236,180,071 and 1,000,171,839 for 2016, 2017 and 2018, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

Computation of basic and diluted earnings per share

	2016 Restated RMB’000	2017 Restated RMB’000	2018 RMB’000
Net profit attributable to the equity holders of the Company – numerator for basic and diluted earnings per share	33,558	23,061	6,524

Number of shares in thousands
Weighted average share outstanding – denominator for basic and diluted earnings per share	227,717	236,180	1,000,172

Basic and diluted earnings per share	0.15	0.10	0.01

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

13. Cash and cash equivalents

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Cash on hand	23	39
Cash at bank	21,694	3,149
Cash and cash equivalent per consolidated statements of cash flow	21,717	3,188

14 Interest receivables, net of credit impairment losses

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Interest receivables	40,136	8,839
Less: credit impairment losses	(508)	(1,782)
Interest receivable, net of credit impairment losses	39,628	7,057

The Group reviews the interest receivables on a periodic basis and makes credit impairment losses when there is doubt as to the collectability of individual balance.

The table below provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Credit impairment losses as at January 1	1,919	508
Changes on initial application of IFRS 9	-	1,944
Reversal	(1,411)	(670)
Credit impairment losses as at December 31	508	1,782

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

15. Loans receivable, net of credit impairment losses

The total loans receivable are comprised of the following:

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Loans receivable at amortized cost	818,114	823,770
Accrued interest	-	153,181
Gross loans receivable	818,114	976,951
Less: Credit impairment losses	(26,724)	(397,297)
Loans receivable, net of credit impairment losses	791,390	579,654

The following table provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Credit impairment losses as at January 1	21,733	26,724
Changes on initial application of IFRS 9	-	304,238
Charge to statement of profit	4,991	67,574
Write-off	-	(1,239)
Credit impairment losses as at December 31	26,724	397,297

The write-off of loans with a total gross carrying amount of RMB1.2 million resulted in the reduction of credit impairment losses by the same amount.

The Group originates loans to customers located primarily in Wuhan City, Hubei Province. This geographic concentration of credit exposes the Group to a higher degree of risk associated with this economic region.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

16. Prepaid expenses and others

Prepaid expenses and others consist of the following:

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Prepaid rental to a shareholder(1)	418	448
Receivable from a related party(2)	-	251
Prepaid expenses	63	184
Others	2	155
Total	483	1,038

_____________

(1) See Note 29 of Notes to the Consolidated Financial Statements, section 1. Lease of office space from a shareholder for detailed disclosure.

(2) See Note 29 of Notes to the Consolidated Financial Statements, section 2. Subleasing income with a related party for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

17. Property and equipment

The Group’s property and equipment consisted of the following：

	Property	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, and December 31, 2017	-	995	408	1,158	2,561
Additions	47,908	-	631	2,765	51,304
At December 31, 2018	47,908	995	1,039	3,923	53,865

Accumulated depreciation
At January 1, 2017	-	680	388	714	1,782
Addition	-	209	-	232	441
At December 31, 2017	-	889	388	946	2,223
Depreciation	470	87	3	258	818
At December 31, 2018	470	976	391	1,204	3,041

Net book value
At December 31, 2017	-	106	20	212	338
At December 31, 2018	47,438	19	648	2,719	50,824

Apart from RMB29.8 million office space property mentioned in Note 18, another property related to a unit of 606 square meters office space that the Group foreclosed on a loan of RMB18 million in 2018. At December 31, 2018, the office space was initially measured at cost.

18. Prepayment for a property

In 2017, the Group paid the down payment of RMB14.9 million for a property of approximately 1,492 square meters of office space in Wuhan City, Hubei Province from a third party. The remaining payments of RMB14.9 million were paid in 2018 and the total amount of RMB29.8 million was capitalized as property in 2018.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

19. Intangible asset

Acquired computer software
RMB’000
Cost
At January 1, and December 31, 2017	-
Additions	9
At December 31, 2018	9

Accumulated amortization
At January 1, and December 31, 2017 and 2018	-

Net book value
At December 31, 2017	-
At December 31, 2018	9

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

20. Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders. The average annual interest rates was approximately 9.7% and 9.6% at December 31, 2017 and 2018, respectively.

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Loans payable to third parties	216,370	110,917
Loans payable to related parties(1)	-	79,500
Loan payable to a shareholder(2)	10,000	10,000
Total	226,370	200,417

During the year, the Company entered into a number of financing agreements with Nanjing Securities Exchange for about RMB32.9 million and accounted for these arrangements as loans payable. Those agreements have due days ranging from September 2018 to January 2019. As of December 31, 2018, about RMB25.8 million loans payable were outstanding. The Company is in negotiation with Nanjing Securities Exchange to reschedule the outstanding balance over ten monthly instalments from October 2018 to November 2019. As of March 31, 2019, the outstanding loans payable was RMB15.9 million due to repayments.

_________

(1) See Note 29 of Notes to the Consolidated Financial Statements, sub-sections 3.1 and 3.2 of Section 3. Loans payable to related parties for detailed disclosure.

(2) See Note 29 of Notes to the Consolidated Financial Statements, sub-section 4.1 of Section 4. Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

21. Advance from customers

Advances from customers represent prepayment of interest from customers that have not yet been earned. The Group will recognize the advance from customers as interest in accordance with the Group’s interest income recognition policy (See Note 2.6).

22. Salary and benefit payable

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Salary and benefit payable to employees	2,907	895
Consulting expenses payable to a shareholder’s representatives(1)	516	516
Total	3,423	1,411

____________

(1) See Note 29 of Notes to the Consolidated Financial Statements, Section 5. Consulting expenses for representatives from a shareholder for detailed disclosure.

23. Interest payable

	As at December 31,
	2017	2018
	RMB’000	RMB’000

Interest payable to third parties	3,796	3,234
Interest payable to related parties(1)	-	1,662
Interest payable to a shareholder(2)	33	243
Total	3,829	5,139

___________

(1) See Note 29 of Notes to the Consolidated Financial Statements, sub-sections 3.1 and 3.2 of Section 3. Loans payable to related parties for detailed disclosure.

(2) See Note 29 of Notes to the Consolidated Financial Statements, sub-section 4.1 of Section 4. Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

24. Other payable

	As at December 31,
	2017 restated	2018
	RMB’000	RMB’000

Other payable to related parties(1)	15,682	27,804
Accrued expenses	7,032	5,734
Other taxes payable	4,002	1,722
Total	26,716	35,260

__________

(1) See Note 29 of Notes to the Consolidated Financial Statements, Section 6. Reverse merger expenses payable to a related party, Section 7. Advisory expenses with a related party, Section 8. Intermediary agreement with a related party and Section 9. Funds provided by related parties for payments to certain loans payable for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

25. Share capital and additional paid-in capital

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

(b) Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total	Non- controlling interest	Total equity
	(thousands)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2017	227,717	77	395,924	396,001	99,000	495,001
Shares issued during the year	772,283	248	(222)	26	7	33
Share issuance expenses	-	-	(12,528)	(12,528)	(3,132)	(9,231)
At December 31, 2017	1,000,000	325	383,174	383,499	95,875	479,374
Shares issued during the year	862	1	-	1	-	1
At December 31, 2018	1,000,862	326	383,174	383,500	95,875	479,375

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

26. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2017 (restated) and 2018, total statutory reserves were RMB16.7 million and RMB17.5 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

27. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Group’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2017 (restated) and 2018, total statutory reserves were RMB12.3 million and RMB12.4 million, respectively.

28. Commitments

Lease commitment

In September 2012, the Group entered into a ten-year operating lease agreement, from October 8, 2012 to October 7, 2022, with Hubei Daily Media Group, a shareholder owning 20% of the Group’s variable interest entity, in Wuhan City, Hubei Province, where the Group leased approximately 1,673 square meters of office space. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years.

	As at December 31
	2017 Restated	2018
	RMB’000	RMB’000

Less than one year	584	584
Between one and five years	3,953	2,899
Total	4,537	3,483

Capital commitment

Significant capital expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	As at December 31
	2017	2018
	RMB’000	RMB’000

Property and equipment	-	21

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

29. Related party transactions

1．Lease of office space from a shareholder

In September 2012, a ten-year operating lease agreement from October 8, 2012 to October 7, 2022 was entered into with Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, in Wuhan City, Hubei Province, where office space of approximately 1,673 square meters was leased and the office is located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years. The lease expenses of RMB1.1 million, RMB1.2 million and RMB1.3 million were incurred for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, prepaid rental to a shareholder were RMB0.4 million and RMB0.4 million, respectively.

2. Subleasing income with a related party

In 2016, 2017 and 2018, a subleasing agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to sublease office spaces of approximately 304 square meters for RMB0.2 million, RMB0.2 million and RMB0.2 million, respectively.

As of December 31, 2017 and 2018, receivable from a related party was nil and RMB0.3 million, respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

29. Related party transactions - continued

3. Loans payable to related parties

3.1 In 2018, loans payable of RMB60.0 million were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. The interest expenses were RMB1.4 million in 2018.

As of December 31, 2018, loans payable were RMB60.0 million and the related interest payable was RMB1,403,000.

3.2 In 2018, loans payable of RMB20.0 million were borrowed from a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million was repaid. The interest expenses were RMB0.3 million in 2018.

As of December 31, 2018, loans payable were RMB19.5 million and the related interest payable was RMB259,000.

3.3 In 2018, loans payable of RMB8.0 million were borrowed from a related party, Hubei New Chutaifu Asset Management Co., Ltd, a company that is 50% owned by Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 8% per annum and the loan duration was 97 days. The interest expenses were RMB0.2 million in 2018. The loan and related interest payable were fully repaid in 2018.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

29. Related party transactions - continued

4. Loans payable to shareholders

4.1 In June 2017, a loan payable of RMB10.0 million was borrowed from Wang Hailin, a shareholder who owned 7.7% of the variable interest entity, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million and RMB1.3 million in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest.

As of December 31, 2017 and 2018, loans payable were RMB10.0 million and RMB10.0 million, respectively. As of December 31, 2017 and 2018, interest payable was RMB33,000 and RMB243,000, respectively.

4.2 In April 2016, a loan payable of RMB6.0 million was borrowed from Wang Hailin, a shareholder who owned 7.7% of the variable interest entity, at 10% per annum interest from April 2016 to November 2016. The Group paid RMB0.4 million for interest on the loan from Wang Hailin. The loan and related interest payable were fully repaid in 2016.

4.3 In July 2016, a loan payable of RMB2.0 million was borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum interest from July 2016 to November 2016. The Group paid RMB0.1 million for interest on the loan from Li Ling. The loan and related interest payable were fully repaid in 2016.

4.4 In 2017, loans payable of RMB28.6 million were borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum interest from January 2017 to December 2017. The Group paid RMB1.2 million for interest on the loan from Li Ling. The loan and related interest payable were fully repaid in 2017.

4.5 In 2018, a loan payable of RMB5.0 million was borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum for 230 days. The interest expense on this borrowing was RMB0.3 million in 2018. The loan and related interest payable were fully repaid in 2018.

4.6 In 2016 and 2017, loans payable of RMB42.0 million and RMB14.0 million were borrowed from Hubei Daily Media Group, a shareholder which owned 20% of the variable interest entity, respectively. The weighted average annual interest rates for interest expenses on these borrowings were 10.3% and 10.0% in 2016 and 2017, respectively. The average duration for these borrowings was 128 days and 209 days in 2016 and 2017, respectively. The interest expenses on these borrowings were RMB2.6 million and RMB0.8 million in 2016 and 2017, respectively. The loans and related interest payable were fully repaid in 2017.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

29. Related party transactions - continued

5. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB0.5 million, RMB0.5 million and RMB0.5 million were incurred for two representatives sent from Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, consulting expenses payable to these representatives were RMB0.5 million and RMB0.5 million, respectively.

6. Reverse merger expenses payable to a related party.

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, paid reverse merger expenses on behalf of the Company, totaling RMB11.3 million and RMB10.9 million for the year ended December 31, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, reverse merger expenses payable to a related party was RMB11,257,000 and RMB22,203,000, respectively.

7. Advisory expenses with a related party

In 2016, 2017 and 2018, an advisory agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to provide funding advisory services at 2% per annum on funds raised through Wuhan Securities Exchanges for RMB3.9 million, RMB2.5 million and RMB0.7 million, respectively.

As of December 31, 2017 and 2018, advisory expense payable was RMB3,521,000 and RMB4,235,000, respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

29. Related party transactions - continued

8. Intermediary agreement with a related party

In 2016, an intermediary agreement was entered into with Chutian Wealth (Wuhan) Financial Services Co., Ltd, a subsidiary jointly owned by Hubei New Nature Investment Co., Ltd and Hubei Daily Media Group, to assist in fund raising through Wuhan Securities Exchange at 6% per annum on funds raised. In 2016, 2017 and 2018, the intermediary fees were RMB0.2 million, RMB5.3 million and RMB1.7 million, respectively.

As of December 31, 2017 and 2018, intermediary fee payable to a related party was RMB904,000 and nil, respectively.

9. Funds provided by related parties for payments to certain loans payable.

In 2018, fund of RMB954,000 was provided by Wuhan Xin Heng Tai Investment Co., Ltd and fund of RMB412,000 was provided by Wuhan Zhong Ji Gold Co., Ltd for payments to certain loans payable, interest payable and listing service fee. Wuhan Xin Heng Tai Investment Co., Ltd is related to Ms Wenting Xiao, a shareholder who owned 10.6% of the Group’s variable interest entity, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. Wuhan Zhong Ji Gold Co., Ltd is also related to Ms Wenting Xiao whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. These funds were provided without interest and with no fixed terms of repayment.

As of December 31, 2018, payables to related parties were RMB1,366,000.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

29. Related party transactions - continued

10. Loans receivable from related parties

10.1 In 2016, loans receivable of RMB8.0 million were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was RMB2.4 million, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, this loan was overdue.

10.2 In 2016, loans receivable of RMB3.0 million were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was RMB1.0 million, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, this loan was overdue.

10.3 In 2017, loans receivable of RMB18.0 million were lent to Wuhan Zhong Ji Gold Co., Ltd at a weighted average interest rate of 25.3% per annum. The loan was related to Ms Wenting Xiao, a shareholder who owned 10.6% of the variable interest entity, whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. The interest received on loan was RMB6.5 million for the year ended December 31, 2017. This loan was fully repaid in 2017.

10.4 In 2017, loans receivable of RMB19.0 million were lent to Wuhan Xin Heng Tai Investment Co., Ltd at a weighted average interest rate of 24.9% per annum. The loan was related to Ms Wenting Xiao, a shareholder who owned 10.6% of the variable interest entity, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. The interest received on loan was RMB4.9 million for the year ended December 31, 2017. This loan was fully repaid in 2017.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

30. Correction of errors

Subsequent to the filing of Form 20F for the financial year ended December 31, 2017, management identified the following accounting errors:

1.

The Group had over accrued certain interest expenses of RMB4,349,000 which should have been recorded in the year of 2018. This error understated the net profit of RMB4,349,000 in 2017, overstated other payable of RMB3,618,000 and overstated interest payable of RMB731,000 as of December 31, 2017.

2.

There was a total of RMB14,604,000 payable for expenses related to the reverse merger and equity transaction should have been accrued for as of December 31, 2017. RMB8,175,000 was determined to be related to the reverse merger while RMB6,429,000 was determined to be related to the equity transaction. These errors caused an overstatement of net profit in the amount of RMB8,175,000, understatement of other payable of RMB14,604,000 and overstatement of shareholders’ equity of RMB6,429,000 (or RMB5,143,000 after accounted for non-controlling interests).

3.	Income tax impact for the errors stated in 1 and 2 above totaled RMB269,000 which understated the net profit for the year ended December 31, 2017.

4.	The Group overstated deferred tax assets of RMB645,000 of December 31, 2017. As a result, such deferred tax asset was being reversed. This error overstated net profit by RMB645,000 for the year ended December 31, 2017.

5.	The Group incorrectly computed earnings per share using net profit, instead of using net profit attributable to equity holders of the Company. Basic and diluted earnings per share impact for errors stated in 1, 2, 3, 4 and 5 was RMB0.04 per share.

6.	The Group incorrectly classified a deposit of RMB14,928,000 to purchase certain floors of an office building as prepaid expenses – current. Due to non-current nature of property and equipment to be acquired, such deposit should be classified as non-current as of December 31, 2017.

7.

The Group incorrectly accrued the statutory reserve and general risk reserve in accordance with the PRC regulatory requirements. As a result, under the equity section, the statutory reserve was understated by RMB7,017,000 (or RMB5,614,000 after accounted for non-controlling interests), general risk reserve was understated by RMB4,908,000 (or RMB3,926,000 after accounted for non-controlling interests) and retained earnings were overstated by RMB11,925,000 (or RMB9,540,000 after accounted for non-controlling interests).

8.	The Group classified loan receivables in cash flow from investing activities as originated loan disbursement and repayments of loans from customers. However, since the Group’s principal business activities is to provide loan to customers to earn interest income, such activities should be considered as operating activities. As a result, cash flows generated by operating activities was overstated by RMB121,040,000 and RMB213,138,000 for the year ended December 31, 2017 and 2016, respectively. While cash flows used in investing activities was overstated by RMB121,040,000 and RMB213,138,000 for the year ended December 31, 2017 and 2016, respectively.

9.	The Group understated proceeds received from shareholders’ loans by RMB38,600,000 and repayment of shareholders’ loans by RMB38,600,000 for the year ended December 31, 2017. The net result of both items was nil. There was no impact to the net cash generated by financing activities.

10.	The Group understated proceeds received from shareholders’ loans by RMB48,000,000 and repayments of shareholders’ loans by RMB58,000,000 for the year ended December 31, 2016. There was no impact to the net cash generated by financing activities

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

30. Correction of errors - continued

As a result, the financial statements for the years ended December 31, 2017 and 2016 have been restated, respectively, as follows:

	December 31, 2017
Statement of profit and other comprehensive income (extract)	As previously reported	Adjustments	As currently reported
	RMB’000	RMB’000	RMB’000

Interest expense (note 30.1)	(38,140)	4,349	(33,791)
Total interest expense	(38,814)	4,349	(34,465)

General and administrative (note 30.2)	(26,720)	(8,175)	(34,895)
Total operating costs and expenses	(29,858)	(8,175)	(38,033)

Profit before income taxes (notes 30.1 and 30.2)	48,202	(3,826)	44,376
Income tax expense (notes 30.3 and 30.4)	(14,636)	(914)	(15,550)
Net profit	33,566	(4,740)	28,826
Basic and diluted earnings per share (note 30.5)	0.14	(0.04)	0.10

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

30. Correction of errors – continued

Balance sheet (extract)	As of December 31, 2017
		Restatement Adjustments
	As previously reported	Adjustments	Other impacts	As currently reported
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets
Prepaid expenses and others (note 30.6)	15,411	-	(14,928)	483
Total current assets	868,146	-	(14,928)	853,218

Non-current assets
Prepayment for a property (note 30.6)	-	-	14,928	14,928
Deferred tax asset (note 30.5)	645	(645)	-	-
Total non-current assets	983	(645)	14,928	15,266

Total assets	869,129	(645)	-	868,484

Current liabilities
Income taxes payable (note 30.3)	14,851	269	-	15,120
Interest payable (note 30.1)	4,560	(731)	-	3,829
Other payable (notes 30.1 and 30.2)	15,730	10,986	-	26,716
Total current liabilities	265,076	10,524	-	275,600
Shareholders’ equity
Additional paid-in capital (note 30.2)	388,317	(5,143)	-	383,174
Statutory reserve (note 30.7)	7,751	-	5,614	13,365
General risk reserve (note 30.7)	5,891	-	3,926	9,817
Retained earnings	80,958	(3,792)	(9,540)	67,626
Non-controlling interests in equity	120,811	(2,234)	-	118,577
Total shareholders’ equity	604,053	(11,169)	-	592,884

Total equity and liabilities	869,129	(645)	-	868,484

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

30. Correction of errors – continued

	December 31, 2017
Cash flow Statement (extract)	As previously reported	Adjustments	Other impacts	As currently reported
	RMB’000	RMB’000	RMB’000	RMB’000

Cash flow from operating activities
Profit before income taxes (notes 30.1 and 30.2)	48,202	(3,826)	-	44,376
Credit impairment losses	6,402	-	(2,822)	3,580
Operating profit before changes in working capital	55,045	(3,826)	(2,822)	48,397
Interest receivables	(22,309)	-	2,822	(19,487)
Loans receivable (note 30.8)	-	-	(121,040)	(121,040)
Interest payable (note 30.1)	1,333	(731)	-	602
Other payable (notes 30.1 and 30.2)	13,046	10,986	-	24,032
Net cash generated/(used) by operating activities	58,585	6,429	(121,040)	(56,026)
Net cash generated/(used) by operating activities	44,192	6,429	(121,040)	(70,419)

Cash flow from investing activities
Originated loan disbursements (note 30.8)	(397,190)	-	397,190	-
Repayments of loans from customers (note 30.8)	276,150	-	(276,150)	-
Net cash used in investing activities (note 30.8)	(135,968)	-	121,040	(14,928)

Cash flow from financing activities
Share issuance expenses (note 30.2)	(9,198)	(6,429)	-	(15,627)
Proceeds received from shareholders’ loans (note 30.9)	14,000	-	38,600	52,600
Repayment of shareholders’ loans (note 30.9)	(4,000)	-	(38,600)	(42,600)
Proceeds received from loans payable (note 30.9)	402,300	-	(38,600)	363,700
Repayment of loans payable (note 30.9)	(386,400)	-	38,600	(347,800)
Net cash generated by financing activities	16,702	(6,429)	-	10,273

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2016, 2017 AND 2018

30. Correction of errors – continued

	December 31, 2016
Cash flow Statement (extract)	As previously reported	Other impacts	As currently reported
	RMB’000	RMB’000	RMB’000

Cash flow from operating activities
Loans receivable (note 30.8)	-	(213,138)	(213,138)
Net cash generated/(used) by operating activities	38,167	(213,138)	(174,971)
Net cash generated/(used) by operating activities	16,708	(213,138)	(196,430)

Cash flow from investing activities
Originated loan disbursements (note 30.8)	(446,264)	446,264	-
Repayments of loans from customers (note 30.8)	233,126	(233,126)	-
Net cash used in investing activities (note 30.8)	(213,138)	213,138	-

Cash flow from financing activities
Proceeds received from shareholders’ loans (note 30.10)	2,000	48,000	50,000
Repayments of shareholders’ loans (note 30.10)	(2,000)	(58,000)	(60,000)
Proceeds received from loans payable (note 30.10)	384,240	(48,000)	336,240
Repayments of loans payable (note 30.10)	(332,990)	58,000	(274,990)

31. Subsequent events

We evaluated events that occurred subsequent to December 31, 2018 for disclosure in the consolidated financial statements and notes to the consolidated financial statements.

On February 22, 2019, the Board of Directors of the Company approved the grant of restricted stock units under the Company’s 2010 Equity Incentive Plan to certain directors and an executive officer at a total of 1,077,010 ordinary shares and with a vesting schedule on a quarterly basis. In 2019, the Company will be issuing 1,077,010 ordinary shares to certain directors and an executive officer as a share-based compensation.

Appendix 1

Correction Of Errors – Year Ended 31 December 2017

Subsequent to the filing of Form 20F for the financial year ended December 31, 2017, management identified the following accounting errors:

1.

The Group had over accrued certain interest expenses of RMB4,349,000 which should have been recorded in the year of 2018. This error understated the net profit of RMB4,349,000 in 2017, overstated other payable of RMB3,618,000 and overstated interest payable of RMB731,000 as of December 31, 2017.

2.

There was a total of RMB14,604,000 payable for expenses related to the reverse merger and equity transaction should have been accrued for as of December 31, 2017. RMB8,175,000 was determined to be related to the reverse merger while RMB6,429,000 was determined to be related to the equity transaction. These errors caused an overstatement of net profit in the amount of RMB8,175,000, understatement of other payable of RMB14,604,000 and overstatement of shareholders’ equity of RMB6,429,000 (or RMB5,143,000 after accounted for non-controlling interests).

3.	Income tax impact for the errors stated in 1 and 2 above totaled RMB269,000 which understated the net profit for the year ended December 31, 2017.

4.	The Group overstated deferred tax assets of RMB645,000 of December 31, 2017. As a result, such deferred tax asset was being reversed. This error overstated net profit by RMB645,000 for the year ended December 31, 2017.

5.	The Group incorrectly computed earnings per share using net profit, instead of using net profit attributable to equity holders of the Company. Basic and diluted earnings per share impact for errors stated in 1, 2, 3, 4 and 5 was RMB0.04 per share.

6.	The Group incorrectly classified a deposit of RMB14,928,000 to purchase certain floors of an office building as prepaid expenses – current. Due to non-current nature of property and equipment to be acquired, such deposit should be classified as non-current as of December 31, 2017.

7.

The Group incorrectly accrued the statutory reserve and general risk reserve in accordance with the PRC regulatory requirements. As a result, under the equity section, the statutory reserve was understated by RMB7,017,000 (or RMB5,614,000 after accounted for non-controlling interests), general risk reserve was understated by RMB4,908,000 (or RMB3,926,000 after accounted for non-controlling interests) and retained earnings were overstated by RMB11,925,000 (or RMB9,540,000 after accounted for non-controlling interests).

8.	The Group classified loan receivables in cash flow from investing activities as originated loan disbursement and repayments of loans from customers. However, since the Group’s principal business activities is to provide loan to customers to earn interest income, such activities should be considered as operating activities. As a result, cash flows generated by operating activities was overstated by RMB121,040,000 and RMB213,138,000 for the year ended December 31, 2017 and 2016, respectively. While cash flows used in investing activities was overstated by RMB121,040,000 and RMB213,138,000 for the year ended December 31, 2017 and 2016, respectively.

Appendix 1 (Cont’d)

Correction Of Errors – Year Ended 31 December 2017 (Cont’d)

9.

The Group understated proceeds received from shareholders’ loans by RMB38,600,000 and repayment of shareholders’ loans by RMB38,600,000 for the year ended December 31, 2017. The net result of both items was nil. There was no impact to the net cash generated by financing activities.

10.

The Group understated proceeds received from shareholders’ loans by RMB48,000,000 and repayments of shareholders’ loans by RMB58,000,000 for the year ended December 31, 2016. There was no impact to the net cash generated by financing activities

As a result, the financial statements for 2017 have been restated as follows:

Appendix 1 (Cont’d)

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

	As previously reported		As currently reported
	2017	Adjustments	2017

Interest income	119,639	-	119,639

Interest expense
Interest expenses (note 1)	(38,140)	4,349	(33,791)
Business related taxes and surcharges	(674)	-	(674)
Total interest expense	(38,814)	4,349	(34,465)

Net interest income	80,825	-	85,174
Credit impairment losses	(3,580)	-	(3,580)
Net interest income after credit impairment losses	77,245	-	81,594

Non-interest and other income	815	-	815

Operating costs and expenses
Sales and marketing	(3,138)	-	(3,138)
General and administrative (note 2)	(26,720)	(8,175)	(34,895)
Total operating costs and expenses	(29,858)	(8,175)	(38,033)

Profit before income taxes (notes 1 and 2)	48,202	(3,826)	44,376
Income tax expense (notes 3 and 4)	(14,636)	(914)	(15,550)
Net profit and total comprehensive income for the year	33,566	(4,740)	28,826

Net profit and total comprehensive income attributable to:
Equity holders of the Company	26,853	(3,792)	23,061
Non-controlling interests	6,713	(948)	5,765
Net profit and total comprehensive income	33,566	(4,740)	28,826

Basic and diluted earnings per share for the profit attributable to the equity holders of the Company during the year (expressed in RMB per share) (note 5)	0.14	(0.04)	0.10
Weighted average number of shares outstanding in the year	236,180,071	-	236,180,071

Appendix 1 (Cont’d)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As Previously reported		As currently reported
	2017	Adjustments	2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,717	-	21,717
Interest receivables, net of credit impairment losses	39,628	-	39,628
Loans receivable, net of credit impairment losses	791,390	-	791,390
Prepaid expenses and others (note 6)	15,411	(14,928)	483
Total current assets	868,146	(14,928)	853,218

NON-CURRENT ASSETS
Property and equipment, net	338	-	338
Prepayment for a property (note 6)	-	14,928	14,928
Deferred tax asset (note 5)	645	(645)	-
Total non-current assets	983	14,283	15,266

Total assets	869,129	(645)	868,484

CURRENT LIABILITIES
Loans payable	226,370	-	226,370
Advance from customers	142	-	142
Salary and benefit payable	3,423	-	3,423
Income taxes payable (note 3)	14,851	269	15,120
Interest payable (note 1)	4,560	(731)	3,829
Other payable (notes 1 and 2)	15,730	10,986	26,716
Total current liabilities	265,076	10,524	275,600

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the Company
Share capital	325	-	325
Additional paid-in capital (note 2)	388,317	(5,143)	383,174
Statutory reserve (note 7)	7,751	5,614	13,365
General risk reserve (note 7)	5,891	3,926	9,817
Retained earnings	80,958	(13,332)	67,626
Non-controlling interests in equity	120,811	(2,234)	118,577
Total shareholders’ equity	604,053	(11,169)	592,884

Total equity and liabilities	869,129	(645)	868,484

Appendix 1 (Cont’d)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

	As Previously reported 2017	Adjustments	As currently reported 2017

Cash flow from operating activities
Profit before income taxes (notes 1 and 2)	48,202	(3,826)	44,376
Adjustments for:
Depreciation of property and equipment	441	-	441
Credit impairment losses	6,402	(2,822)	3,580
Operating profit before changes in working capital	55,045	(6,648)	48,397
Interest receivables	(22,309)	2,822	(19,487)
Loans receivable (note 8)	-	(121,040)	(121,040)
Prepayments and others	10,673	-	10,673
Advance from customers	(457)	-	(457)
Salary and benefit payable	1,254	-	1,254
Interest payable (note 1)	1,333	(731)	602
Other payable (notes 1 and 2)	13,046	10,986	24,032
Net cash generated/(used) by operating activities	58,585	(114,611)	(56,026)
Income tax paid	(14,393)	-	(14,393)
Net cash generated/(used) by operating activities	44,192	(114,611)	(70,419)

Cash flow from investing activities
Original loan disbursements (note 8)	(397,190)	397,190	-
Repayment of loan from customers (note 8)	276,150	(276,150)	-
Prepayment for property	(14,928)	-	(14,928)
Net cash used in investing activities (note 8)	(135,968)	121,040	(14,928)

Cash flow from financing activities
Share issuance expenses (note 2)	(9,198)	(6,429)	(15,627)
Proceeds received from shareholders loans (note 9)	14,000	38,600	52,600
Repayment of shareholders loans (note 9)	(4,000)	(38,600)	(42,600)
Proceeds received from loans payable (note 9)	402,300	(38,600)	363,700
Repayments of loans payable (note 9)	(386,400)	38,600	(347,800)
Net cash generated by financing activities	16,702	(6,429)	10,273

Net decrease in cash and cash equivalents	(75,074)	-	(75,074)
Cash and cash equivalents at beginning of year	96,791	-	96,791
Cash and cash equivalents at end of year	21,717	-	21,717

Appendix 1 (Cont’d)

The following pertains to the classification error in the cash flow statement for the financial year ended 2016. The cash flow statement has been extracted to reflect the Company’s proper classification of loans receivable from investing activities to operating activities. As this pertains to a matter of classification, we have presented the extract of the cash flow statement for which the items were being reclassified.

	December 31, 2016
Cash flow Statement (extract)	As previously reported	Adjustments	As currently reported
	RMB’000	RMB’000	RMB’000

Cash flow from operating activities
Loans receivable (note 8)	-	(213,138)	(213,138)
Net cash generated/(used) by operating activities	38,167	(213,138)	(174,971)
Net cash generated/(used) by operating activities	16,708	(213,138)	(196,430)

Cash flow from investing activities
Originated loan disbursements (note 8)	(446,264)	446,264	-
Repayments of loans from customers (note 8)	233,126	(233,126)	-
Net cash used in investing activities (note 8)	(213,138)	213,138	-

Cash flow from financing activities
Proceeds received from shareholders’ loans (note 10)	2,000	48,000	50,000
Repayments of shareholders’ loans (note 10)	(2,000)	(58,000)	(60,000)
Proceeds received from loans payable (note 10)	384,240	(48,000)	336,240
Repayments of loans payable (note 10)	(332,990)	58,000	(274,990)