Form 20-F/A
period 2018-12-31
Dunxin Financial Holdings Ltd
filed 2019-05-21
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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

For the transition period from __________ to __________

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This Amendment No. 1 to the Annual Report on Form 20-F of Dunxin Financial Holdings Limited for the year ended December 31, 2018, originally filed with the Securities and Exchange Commission on May 15, 2019 (the “Original Filing”), is being filed solely to include interactive data filings exhibits, which were omitted from the Original Filing pursuant to the temporary hardship exemption provided by Rule 201 of Regulation S-T.

Except as described above, the Amendment does not modify or update the disclosures presented in, or exhibits to, the Original Filing in any way.

Those sections of the Original Filing that are unaffected by the Amendment are not included herein.

2

ITEM 19. EXHIBITS

The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.

Number	Description of Document

1.1

Form of Second Amended and Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited is incorporated herein by reference to Exhibit 11.1 to our Form 20-F filed on April 30, 2018.

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

3

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

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.**

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.**

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
_____________

*	Previously filed or furnished with the Original Filing.
**	Filed herewith.

4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUNXIN FINANCIAL HOLDINGS LIMITED

Date: May 20, 2019	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

5