Form 20-F
period 2019-12-31
Dunxin Financial Holdings Ltd
filed 2020-11-09
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

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

No 128 Xu Dong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary shares, par value $0.00005 per share American depositary shares, each representing 48 ordinary shares	DXF	New York Stock Exchange* New York Stock Exchange

* Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019: 1,001,131,401 Ordinary Shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, ~~or~~ a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board x	Other	☐

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

This annual report includes our audited consolidated statements of profit and other comprehensive income data for the years ended December 31, 2017, 2018 and 2019, and consolidated statements of financial position data as of December 31, 2018 and 2019.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim”， “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	Any changes in the laws of the PRC or local province that may affect our operation;
•	The impact of COVID-19 on our operations;
•	Inflation and fluctuations in foreign currency exchange rates;
•	Our ability to develop and market our microfinance lending business in the future;
•	Our exposure to risk associated to the geographic concentration of loans in Hubei Province.
•	Our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;
•	Our ability to maintain effective internal control over financial reporting;
•	Our ability to maintain or increase our market share in the competitive markets in which we do business;
•	Our dependence on the growth in demand for our products;
•	Our ability to diversify our product offerings and capture new market opportunities;
•	The costs and losses we may incur as a result of current ongoing and future litigation and claims;
•	The costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and
•	The loss of key members of our senior management.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to $1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be,converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Restatement of 2017 and 2016 Financial Information

We have restated our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 in order to correct certain accounting errors. For discussion of the accounting errors identified and the restatement adjustments, see Note 30 of Notes to Consolidated Financial Statements. For a description of the material weaknesses in our internal control over financial reporting identified by management and management’s plan to remediate those material weaknesses, see Item 15 — Controls and Procedures. Therefore, as a result of these restatements, the financial information included in this Annual Report as of and for the years ended December 31, 2016, and 2017 differs from that reported in our annual reports on Form 20-F for year ended December 31, 2017.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated statements of financial position data as of December 31, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated statements of profit data for the years ended December 31, 2015 and 2016 and the selected consolidated statements of financial position data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. See “Explanatory Note and Presentation of Our Financial and Operating Data” for further details on the presentation of the financial statements and the history of the Company.

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

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the Company for the years ended December 31, 2015, 2016, 2017, 2018 and 2019. The information has been derived from our annual audited consolidated financial statements.

	For the Year Ended December 31
	2015	2016	2017(1)	2018	2019	2019
Selected Statement of Profit and Other Comprehensive Income data	RMB	RMB	RMB	RMB	RMB	$
		(amounts in thousands, except for per share data)
Interest income on loans	99,907	104,896	119,639	141,857	118,396	17,006

Interest expenses on loans	(16,075)	(22,151)	(33,791)	(26,451)	(19,846)	(2,851)
Business related taxes and surcharges	(5,685)	(1,152)	(674)	(590)	(435)	(62)
Total interest expense	(21,760)	(23,303)	(34,465)	(27,041)	(20,281)	(2,913)

Net interest income	78,147	81,593	85,174	114,816	98,115	14,093
Allowance for loan losses	(9,396)	(6,360)	(3,580)	(66,904)	(24,694)	(3,547)
Net interest income after provision for loan losses	68,751	75,233	81,594	47,912	73,421	10,546

Non-interest and other income	476	1,772	815	438	173	25

Operating costs and expenses
Sales and marketing	(4,236)	(4,899)	(3,138)	(1,794)	(1,698)	(244)
General and administrative	(10,295)	(14,937)	(34,895)	(20,368)	(13,280)	(1,908)
Total operating costs and expenses	(14,531)	(19,836)	(38,033)	(22,162)	(14,978)	(2,152)

Profit before income taxes	54,696	57,169	44,376	26,188	58,616	8,419
Income tax expense	(17,841)	(15,221)	(15,550)	(18,033)	-	-
Net profit	36,855	41,948	28,826	8,155	58,616	8,419

(1)	Information has been restated in order to correct certain accounting errors. See Note 30 of Notes to Consolidated Financial Statements.

	As of December 31
	2015	2016	2017(1)	2018	2019	2019
Selected Statement of Financial Position Data	RMB	RMB	RMB	RMB	RMB	$
		(amounts in thousands)
Cash, cash equivalents and restricted cash	65,741	96,761	21,717	3,188	132	19
Total current assets	537,035	802,018	853,218	590,937	615,611	88,427
Total non-current assets	1,305	779	15,266	50,833	48,137	6,914
Total assets	538,340	802,797	868,484	641,770	663,748	95,341
Total current liabilities	176,833	223,112	275,600	274,704	237,587	34,127
Net assets	361,507	579,685	592,884	367,066	426,161	61,214
Total shareholders’ equity	361,507	579,685	592,884	367,066	426,161	61,214

____________

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

We commenced operations in early 2013 and have a limited operating history. Our interest income on loans was RMB119.6 million, RMB141.9 million and RMB118.4 million ($17.0 million) in 2017, 2018 and 2019, respectively. Our growth rate since 2016 may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

-	obtain sufficient working capital and increase our registered and paid-up capital to support expansion of our loan portfolio;

-	comply with any changes in the laws and regulations of the PRC or local province that may affect our lending operations;

-	expand our borrowers base;

-	maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;

-	implement our customer development, risk management and acquisition strategies and adapt and modify them as needed;

-	integrate any future acquisitions; and

-	anticipate and adapt to changing conditions in the Chinese lending industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

The Company’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic. As a result of the COVID-19 outbreak which was reported on December 31, 2019 in Wuhan, China, the Chinese government imposed a lockdown on the entire Hubei province, travel restrictions and quarantine, the Company’s borrowers and operations have been significantly adversely disrupted. All of our customers are located in Wuhan, China, as a result of the COVID-19 outbreak, government lockdown, travel restrictions, reduced economic activity and quarantines imposed by the Chinese government, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have previously identified material weaknesses in our internal control over financial reporting that, if not remediated, could result in additional material misstatements in our financial statements.

As described in Item 15 — Controls and Procedures, management has identified and evaluated the control deficiencies that gave rise to the accounting errors, and has concluded that those deficiencies, collectively, represent material weaknesses in our internal control over financial reporting as of December 31, 2018. We did not identify those material weaknesses as of December 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that those material weaknesses identified in 2018 will not be recurring in future.

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

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

In their audit report issued in connection with our financial statements as of and for the years ended December 31, 2019 and December 31, 2020, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. The Company had negative cash flows for the years ended December 31, 2019, 2018 and 2017, the net cash decreased during the year were RMB3.5 million, RMB17.9 million and RMB75.1 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition to the uncertain adverse impact of COVID-19 outbreak on the operations of the Company, there is uncertainty related to the outcome of the lawsuits filed against the Company. We have prepared our financial statements on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Our financial statements do not include any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to liquidate our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements. If we are unable to continue as a going concern, our stockholders may lose all or a substantial portion or all of their investment.

Current ongoing litigation and future litigation, administrative proceedings or legal proceedings resulting from our lending business and liquidity issues could have a material adverse effect on our lending business, financial conditions and operating results.

We have been, and continue to be, involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. We may choose to litigate against individuals and companies for unpaid loans that are incidental to our lending business. In addition, our lenders and service providers may choose to litigate against us for loans, unpaid fees and other payment obligations that we accrue during the course of our lending business. Since 2019, we have been subject to multiple actions, claims and orders as a result of overdue payments and loan payables to our lenders and service providers. As of December 31, 2019, the aggregate amount of claims was RMB98.1 million ($14.1 million). During the course of ongoing legal proceedings, deposits in our bank accounts and other physical properties may be frozen or seized during pre-litigation by court order. Such orders would have a material adverse effect on our business, financial conditions and therefore further affect our liquidity, which may lead to additional legal proceedings against us. Our failure to pay judgments could result in seizure of property, freezing of bank deposits and issuances of restrictive court orders which would have a material adverse effect on our business and our operations. In addition, judgments ordering the payment of our obligations or accrual of interest for unpaid payments during current or future litigations would further adversely affect our financial conditions and operating results.

Our Chairman and CEO is currently named in other litigations and legal proceedings, which could affect his involvement in our lending business, and also our business and operations

Our Chairman and CEO, Mr. Ricky Qizhi Wei, has been, and may continue to be, involved in litigation and legal proceedings involving his other companies and Chutian. Mr. Wei and Hubei Daily Media Group, a 20% shareholder of our variable interest entity Chutian, are also involved in multiple litigations and proceedings. In 2019, during the course of such proceedings, various bank accounts and properties owned by Mr. Wei has been frozen or seized during pre-litigation by court order. As a result of his involvement in other litigations and legal proceedings, Mr. Wei’s ability to focus his attention towards our business could be severely impacted. In addition, ongoing and future legal proceedings could also harm our reputation within the lending market, which could adversely affect our business and operations.

Potential dispute over ownership of Chutian may adversely affect our business

In April 2018, Chutian and Hubei Daily Media Group signed a share transfer agreement which would allow Hubei Daily Media Group to exit from its ownership of Chutian. The agreement was for Hubei Daily to sell their interest to Hubei New Nature Investment Co. Ltd, which is a company that is 80% owned by Chairman Wei. However, as the share transfer did not obtain the approval from the relevant authorities and the consideration was not paid in full, the transaction was not completed and inconclusive. As such, Hubei Daily Media Group is still a shareholder of Chutian but Hubei Daily Media Group may continue to seek to liquidate its position in Chutian, which could adversely affect our business and operations.

We have limited cash and we may need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

As of December 31, 2019, we had cash balances totaled RMB132,000, compared to RMB3,188,000 as of December 1, 2018.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms and our loan receivables were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 28 of the Consolidated Financial Statements – Legal proceedings for detailed disclosure). As a result, we require additional cash resources due to changed business conditions or other future developments. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

We generate substantially all of our interest income from loans to customers in Wuhan City, Hubei Province. If we are unsuccessful in maintaining or increasing our lending to our customers in Wuhan City, Hubei Province, our business, results of operations and prospects may be materially adversely affected. Further, all of our customers are located in Wuhan, China, as a result of the COVID-19 outbreak, government lockdown, travel restrictions and quarantines imposed by the Chinese government, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

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

We determine credit loss allowances in accordance with IFRS 9 as follows:

-	Stage 1: Expected credit losses are recognized at the time of initial recognition of a financial instrument and represent the lifetime cash shortfalls arising from possible default events for the life of loan from the balance sheet date. Expected credit losses continue to be determined on this basis until there is either a significant increase in the credit risk of an instrument or the instrument becomes credit-impaired.

-	Stage 2: If a financial asset experiences a significant increase in credit risk since initial recognition, an expected credit loss provision is recognized for default events that may occur over the lifetime of the asset. Significant increase in credit risk is assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after taking into account the passage of time). Significant does not mean statistically significant nor is it assessed in the context of changes in expected credit loss. Whether a change in the risk of default is significant or not is assessed using a number of quantitative and qualitative factors, the weight of which depends on the type of product and counterparty. Financial assets that are 30 or more days past due and not credit-impaired will always be considered to have experienced a significant increase in credit risk.

-	Stage 3: Financial assets that are credit-impaired (or in default) represent those that are past due more than the historical average collection period for past due loans, but not to exceed the original contractual loan terms. Financial assets are also considered to be credit-impaired where the obligors are unlikely to pay on the occurrence of one or more observable events that have a detrimental impact on the estimated future cash flows of the financial asset. It may not be possible to identify a single discrete event but instead the combined effect of several events may cause financial assets to become credit-impaired.

-	Loss provisions against credit-impaired financial assets are determined based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

However, our credit loss allowance may not be sufficient to absorb future loan losses or prevent a material adverse effect on the business, financial condition and results of operations. Further, borrowers are located in Wuhan, China, due to the government lockdown, travel restrictions and quarantines imposed by the Chinese government in Wuhan, China, the business operations, financial conditions and cash flows of our borrowers were materially adversely affected, the impact of COVID-19 may have exacerbated the conditions of our credit-impaired loans and hence increase the insufficiency of our credit loss allowance.

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009, （湖北省小额贷款公司试点暂行管理办法（鄂金办发[2009]18号））， we should make sufficient credit loss allowances. As of December 31, 2017, 2018 and 2019, credit loss allowance of RMB331.0 million (after application of IFRS 9), RMB397.3 million and RMB423.8 million ($60.9 million) were provided, respectively, which represented 35.8% (after application of IFRS 9), 40.7% and 40.8% of our outstanding loans, respectively. As of December 31, 2017, 2018 and 2019, delinquent loans that were subject to 100% loan loss allowance, were RMB47.5 million (after application of IFRS 9), RMB46.3 million and RMB47.4 million ($6.8 million), respectively. As of December 31, 2017, 2018 and 2019, loans that written off were nil, RMB1.2 million and nil, respectively.

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

According to Article 2 and 4 of Provisional Administrative Working Guidance for Utilization of Capital Market by Microfinance Companies in Wuhan (《武汉市小额贷款公司利用资本市场融资管理工作指引（暂行）》)，promulgated on October 13, 2015, debt financing instruments referred to issuance of debt financing instruments including private placing bonds, by microfinance companies at legally established open exchange markets, including but not limited to Beijing Securities Exchange and Wuhan Securities Exchange. Total financing (excludes financing provided from shareholders) of the microfinance company acquired from bonds, funds from banking financial institutions and buy-back, shall not exceed 150% of its net capital. Total financing provided by legal person shareholders shall not exceed 50% of its net capital.

We obtain substantially all of our funding from creditors through various securities exchanges in China. If we are unsuccessful in maintaining our relationship with these securities exchanges or creditors through these securities exchanges or we are unable to obtain sufficient funding at reasonable interest rates, our business and results of operations may be materially and adversely affected.

Further, we defaulted on repayment of our loans payable to our creditors since 2019 and, as a result, these securities exchanges have since ceased offering any form of financing to us through their platforms. Our ability in obtaining funding from creditors through these securities exchanges is no longer viable, our business and results of operations are materially and adversely affected.

There are no nationwide laws or regulations that govern our industry.

As of December 2019, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, (Yin Jian Fa No. [2008] 23) (关于小额贷款公司试点的指导意见银监发〔2008〕23号), any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government.

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

The Company’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic. Wuhan City is located within Hubei Province. As a result of the COVID-19 outbreak which was first reported on December 31, 2019 in Wuhan, China, the Chinese government imposed a lockdown on the entire Hubei province, travel restrictions and quarantine, the Company’s borrowers and operations have been significantly disrupted. The lockdown has a significant negative impact on our cashflow, financial conditions and business operations.

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

We believe that the microfinance industry is an emerging market in China. On January 25, 2018 and 2019 and October 25, 2019, the PBOC published statistics, dated December 31, 2017 and 2018 and September 30, 2019, that a total of 283, 278 and 275 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.7 billion ($4.5 billion) and RMB30.6 billion ($4.5 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million), RMB110.4 million ($16.1 million) and RMB111.3 million ($16.2 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million), RMB111.2 million ($16.2 million) and RMB107.7 million ($15.5 million), whereas our outstanding loan portfolio was RMB615.2 million ($88.4 million) as of December 31, 2019.

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

As of December 31, 2019, we have 1,000,862,148 issued and outstanding ordinary shares. Honest Plus and Perfect Lead, which are controlled by Mr. Wei, our Chairman and Chief Executive Officer, beneficially hold a significant percentage of our voting equity. Honest Plus beneficially owns approximately 86.4% of our outstanding ordinary shares, and Perfect Lead beneficially owns approximately 2.3% of our outstanding ordinary shares. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus. As such, Mr. Wei, through Honest Plus, will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE MKT rules and as such we are not subject to certain NYSE American Company Guide corporate governance rules including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Law of Cayman Islands with respect to these issues.

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

We maintain our cash primarily with Agricultural Bank of China and China Merchants Bank, which both are top 6 commercial banks in China according to the ranking by China Banking Association. Under Regulations on Deposit Insurance (Order No. 660 of the State Council of the People’s Republic of China) that were effective on May 1, 2015:

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

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.1% in 2019. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay their borrowings, while we may have difficulty expanding our borrowers fast enough, or at all, to offset the impact of decreased loans. In addition, to the extent borrowers’ experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the borrower.

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

The Second Session of the Thirteen National People’s Congress of the People’s Republic of China voted to adopt the Foreign Investment Law of the People’s Republic of China (“the Foreign Investment Law”) on March 15, 2019 which shall come into effective as of January 1, 2020. The current three major foreign investment laws (the Sino-Foreign Equity Joint Venture Law, Sino-Foreign Cooperative Joint Venture Law and Wholly Foreign Owned Enterprise Law) shall be replaced by the Foreign Investment Law on January 1, 2020.

The Foreign Investment Law “Law” expressly stipulated that “the State protects foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China pursuant to the present Law”; “foreign investors may, according to the present Law, freely remit into or out of China, in Renminbi or any other foreign currency, their contributions, profits, capital gains, income from asset proposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China”; “Foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access”; “In formulating normative documents concerning foreign investment, the people’s governments at all levels and their departments concerned shall comply with laws and regulations, and if there are no laws or administrative regulations to serve as the basis, they shall not impair foreign-funded enterprises’ legitimate rights and interests or increase their obligations, set any market access and exit conditions, or intervene the normal production and operation activities of any foreign-funded enterprise.”

It is unclear how the Foreign Investment Law will be implemented in practice by the PRC government authorities. Comparing with the Draft Foreign Investment Law of the People’s Republic of China published in 2015, the Foreign Investment Law does not include the following expression of ‘control or acquire equities of an enterprise within the territory of China through contractual arrangements, including but not limited to contracts and trust agreements. Whether the offshore companies controlled by the PRC investors through VIE structure be deemed as foreign investment remains to be seen.

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

In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59 (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》（汇发[2012]59号））, as amended on May 4, 2015, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 （《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》(汇发[2015]19号)）(partially invalid on December 30, 2019), promulgated on March 30, 2015 and taken effect from June 1, 2015, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16 （《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》（汇发〔2016〕16号））, on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within its business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of its foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in its Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

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

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 26, 2009 （《关于外国投资者并购境内企业的规定（2009修订）》）. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37 （《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》（汇发[2014]37号））(partially invalid on December 30, 2019), any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Under the Enterprise Income Tax Law (“EIT Law”), enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation (《国家税务总局关于境外注册中资控股企业依据实际管理机构标准认定为居民企业有关问题的通知》) on April 22, 2009, partially invalid on December 29, 2017, which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas (《境外注册中资控股居民企业所得税管理办法（试行）》), effective from September 1, 2011, as subsequently amended on June 1, 2015 and June 15, 2018, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

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

The market price for our ADSs has fluctuated significantly since our ADSs became listed on the New York Stock Exchange, or the NYSE, on November 23, 2010, and listed on NYSE American as of December 28, 2017. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	change in business as a result of the Divestiture and Acquisition;

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	ongoing litigation, potential litigation or regulatory investigations.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2019, we had 1,001,131,400 ordinary shares outstanding, including 108,711,840 ordinary shares represented by 2,264,830 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

An entity, Hubei Kai Wu Small and Micro Economic Research Institute Co. Ltd, was set up in May 2018 with a registered share capital of RMB5 million, where Chutian should subscribe RMB1.365 million of the registered share capital and held 27.3% of the equity interest of this company. However, all shareholders, including Chutian, did not subscribe to the share capital and this company remain dormant as of December 31, 2019.

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

Most of our borrowers are individuals and companies. Our typical size loans for individuals are around RMB4.0 million ($0.6 million), and are around RMB7.0 million ($1.1 million) for companies. Upon loan origination, our loans are either guaranteed or secured and have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. However, in recent years, most loans are delinquent and are not being paid on this schedule. The following is a general description of our loan products:

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

•	Mergers and Acquisitions: We believe that the microfinance industry is an emerging market in China. On January 25, 2018 and 2019 and October 25, 2019, the PBOC published statistics, dated December 31, 2017 and 2018 and September 30, 2019, that a total of 283, 278 and 275 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.7 billion ($4.5 billion) and RMB30.6 billion ($4.5 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million), RMB110.4 million ($16.1 million) and RMB111.3 million ($16.2 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million), RMB111.2 million ($16.2 million) and RMB107.7 million ($15.5 million), whereas our outstanding loan portfolio was RMB615.2 million ($88.4 million) as of December 31, 2019. Based on the data, we believe we are in a stronger position than our competitors and there are opportunities to consolidate the market when the time is right. We believe that if we were able to consolidate it would enable us to achieve economies of scale, reduce our operation costs, and enter specific regional markets.

•	New Business Lines: We have identified new growth opportunities in the supply chain financing business, especially in equipment leasing and factoring. We have assembled a team to conduct market research and feasibility studies in the fields of leasing and factoring. Our initial study suggests that there are substantial potential opportunities in the light truck leasing business in the area surrounding Wuhan. Historically, Wuhan has been the transportation center of China. Wuhan has also become the logistic center of China because it is located in the heartland of China. As the city of Wuhan dramatically improves its infrastructure, we believe there will be a growth in opportunity in the regional and national trucking business. We may acquire some existing light truck lease business after we finish our market study and obtain approval from our board. The new business may become one of our major businesses in the future.

New Business Line

We developed our Supply Chain Finance Cloud Platform “HiTon” which is a technology-driven platform enabled by the big data analytics, cloud computing, AI, and mobile internet technologies. The platform is also built with a sophisticated risk management system, which includes automated customer selection, fraud detection, and credit scoring and assessment.

In May 2019, the release of the new mobile app and the launch of our Supply Chain Finance Cloud Platform demonstrated that we have evolved from our traditional lending business into the O2O (Online to Offline) supply chain financial business that served as a new engine to drive future growth. Going forward, we will make continuous efforts to develop a variety of supply chain financial products, helping meet the increasing demand from both individuals and SMEs by offering more customized services, and expanding our network presence in the regional market.

HiTon business line

We released our first mobile application “HiTon” in May 2019. “HiTon”, through our self-developed supply chain finance cloud platform, enables sellers to access credit for the sale of goods to buyer through logistics companies. We have spent more than one and a half years on exploring the business opportunity in this market and six months on the research and development of our cloud-based platform. “HiTon” is designed to help sellers receive payment on the same day as the date of delivery by offering short-term credit support that greatly improves capital efficiency by shortening the accounts receivable period, which traditionally lasts for 7-15 days. By cooperating with us, the logistics company will be positioned to change from a pure-play logistics company into a comprehensive service provider by offering logistic, financial, and settlement services. However, the launch was not successful due to significant liquidity issue faced by us, we are unable to continue to fund this business line. This business line was suspended in May 2019.

Employees

As of December 31, 2019, we have 16 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 38, 34 and 16 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth by function the number of our employees as of December 31, 2019:

Function	As of December 31, 2019
Operations	3
Loan Department	5
Risk Management	2
Finance and Administration	6
Total	16

Intellectual Property

As of December 2019, we do not own or have any significant intellectual property rights other than registered domain names (www.hbctf.com and www.dunxin.us). The domain name, www.hbctf.com, was registered on July 19, 2013, and will expire on July 19, 2020. The domain name, www.dunxin.us, was registered on February 1, 2018, and will expire on February 1, 2021. The Company intends to renew upon expiration. The Company is not materially dependent on any intellectual property.

Competition

Chutian primarily competes with other microfinance companies in the Hubei Province. On January 25, 2018 and 2019 and October 25, 2019, the PBOC published statistics, dated December 31, 2017 and 2018 and September 30, 2019, that a total of 283, 278 and 275 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.7 billion ($4.5 billion) and RMB30.6 billion ($4.5 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million), RMB110.4 million ($16.1 million) and RMB111.3 million ($16.2 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million), RMB111.2 million ($16.2 million) and RMB107.7 million ($15.5 million), whereas our outstanding loan portfolio was RMB615.2 million ($88.4 million) as of December 31, 2019.

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

Currently, there are no nationwide laws or regulations covering the microfinance industry in China. However, the Guiding Opinions on the Pilot Operation of Microfinance Companies（《中国银行业监督管理委员会、中国人民银行关于小额贷款公司试点的指导意见》（银监发〔2008〕23号））provides the following guidance on pilot operations for microfinance companies:

•	to establish a microfinance company, an applicant applies to the competent authority of the provincial government, and upon approval, must comply with registration formalities to obtain all necessary business licenses, approvals and certificates;

•	if a microfinance company is a limited liability company, its registered and paid-up capital must be at least RMB5 million ($0.7 million); and if it is a joint stock company, its registered and paid-up capital must be at least RMB10 million ($1.5 million). No single natural person, legal entity, other social organization or their respective affiliated parties can hold in excess of 10% of the total registered capital of the company;

•	the funds of a microfinance company mainly come from the capital contribution and funds donated by shareholders as well as funds raised from, at most, two banking financial institutions. A microfinance company must accept public supervision and shall not engage in any form of illegal fundraising;

•	according to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital;

•	Pursuant to Article 11 of the Work Guideline on the Pilot of Microfinance Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）) issued by the General Office of Hubei People’s Government on April 19, 2012, a microfinance company can expand their finance percentage to the 100% of the net capital subject to the City(Provincial) Small-Sum Loan Joint Meeting’s recommendation and submission to the Province Small-Sum Loan Joint Meeting and with the approval of the said Province Small-Sum Loan Joint Meeting. The legal person shareholders of the small-sum loan companies that are approved to expand their finance percentage by the Province Small-Sum Loan Joint Meeting，can provide finance to the amount of no more than 50% of the net capital to the small-sum loan companies.

•	the balance of loan of a single borrower may not exceed 5% of the net capital of a microfinance company;

•	a microfinance company must conduct its operations according to market-oriented principles and lift the ceiling on the loan interest rate, which may not exceed that set by judicial department, and set the floor at 0.9 times the PBC Benchmark Rate. The specific floating range must be determined by the microfinance company based on market-oriented principles;

•	no founder (being natural person, legal entities and other social organization) of the microfinance companies and no natural person (who is nominated as a director, supervisor or senior management of microfinance companies) shall have a criminal or bad credit record;

•	a microfinance company shall, according to relevant provisions, set up prudent and normative asset classification and provision systems, accurately classify the assets, make full provision for allowance for doubtful accounts, and guarantee that its adequacy ratio of provision for asset losses always remains above 100% in order to fully cover all risks;

•	the PBOC will trace and monitor the interest rates and capital flows of microfinance companies, and will include them in the credit system. The microfinance company shall regularly provide that credit system with information about the borrower, loan amount, guarantee and repayment, and other business information; and

•	the microfinance company shall establish a sound corporate governance structure and credit management system and strengthen internal control.

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

Given that our microfinance business is confined to the region of Hubei Province, the following is a brief summary of the relevant laws and regulations applicable in the Hubei Province covering the microfinance industries:

•	Implement Opinions on the Pilot Operation of Microfinance Companies in Hubei Province (《湖北省人民政府办公厅关于小额贷款公司试点工作的实施意见（鄂政办发[2008]61号）) issued by the General Office of the Hubei Province People’s Government on September 10, 2008.

•	Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province《湖北省小额贷款公司试点暂行管理办法》（鄂金办发[2009]18号）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009.

•	Interim Management Measures on Capital and Equity of Microfinance Companies in Hubei Province (《湖北省小额贷款公司资本及股权管理暂行办法》（鄂金办发〔2010〕11号文印发）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 17, 2010.

•	Several Opinions on Promoting the Healthy Development of Microfinance Companies in Hubei Province (《湖北省人民政府办公厅关于促进小额贷款公司健康发展的若干意见》（鄂金办发〔2010〕121号文印发）) issued by the General Office of the Hubei Province People’s Government on December 23, 2010.

•	Work Guideline on the Pilot of Microfinance Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）) issued by the Microfinance Work Joint Session Office on April 19, 2012.

•	Provisional Administrative Working Guidence for Ultilization of Capital Market by Microfinance Companies in Wuhan《武汉市小额贷款公司利用资本市场融资管理工作指引（暂行）》, promulgated on Oct 13, 2015.

Key contents of the above regulatory policies are listed as follows:

•	A microfinance company shall be a limited liability company or joint stock company which is established with investments from natural persons, legal-person enterprises or other social organizations, does not absorb the public deposits and operates a microfinance business.

•	The major sources of funds of a microfinance company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions.

•	The Financial Office of the People’s Government of Hubei Province establishes the Microfinance Work Joint Session, jointly with other authorities concerned, including Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province. The Microfinance Work Joint Session is in charge of the organization, coordination, regulation and promotion of the pilot work of microfinance companies. The Microfinance Work Joint Session Office is located in the Financial Office of the Hubei Province People’s Government.

•	The source of the registered and paid-up capital of a microfinance company shall be authentic and legal, and the capital shall comprise of all paid-in money capital and be fully paid in by investors or initiators in a lump sum. If it is a limited liability company, the registered and paid-up capital shall not be less than RMB30 million ($4.4 million); and if it is a joint stock company, the registered and paid-up capital shall not be less than RMB50 million ($7.3 million). The shares held by a single natural person, legal entity, other social organization or affiliated party thereof shall not exceed 10% of the total registered capital of the company. The main promoter is, however, allowed to hold up to 50% of the shares of the company and no less than 20% of the shares of the company. And upon approval of the People’s Government of Hubei Province, a wholly owned microfinance company by a sole legal entity can be established. It is also provided that with the approval from the relevant government authorities, the shareholding ceiling of the promoter along with other connected shareholders can be lifted.

•	The number of shareholders of a microfinance company shall meet the statutory quorum. If it is a limited liability company, the shareholders shall be no more than 50. If it is a joint stock company, the shareholders shall be not less than two but not more than 200, of whom more than half shall have domiciles within the territory of China.

•	The directors of a microfinance company shall hold a college diploma or above and have working experience in the area of finance or economy for at least three years. The chairman of the board and the manager of a microfinance company shall hold a college diploma or above and have at least a two-year working experience in a commercial bank or at least a five-year working experience in a business environment.

•	To set up a microfinance company, the preparatory establishment shall be firstly applied. The applicants shall submit the application materials of preparatory establishment to competent departments of the districts and counties where a proposed microfinance company is located. The competent department shall submit promptly the whole preparatory application materials together with preliminary examination opinion, credit evaluation, and proof of shareholders to the municipal competent department. The establishment of a microfinance company shall ultimately be approved by the Microfinance Work Joint Session.

•	The alteration of name, domicile, registered capital, senior management personnel and the main promoter of a microfinance company shall be approved by the Microfinance Work Joint Session.

•	The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital within the scope. The interest rate and term of the borrowed capital shall be determined by the company with the banking financial institutions upon consultation, and the interest rate shall be determined by taking the Shanghai Inter-bank Offered Rate as the base rate.

•	The microfinance company shall establish and perfect the corporate governance structure according to the requirements of the Company Law, clarify the right responsibility relationship among the shareholders, directors, supervisors and managers, formulate solid and effective rules of procedure, decision-making procedure and internal audit system and improve the effectiveness of corporate governance. The microfinance companies shall establish and perfect the loan management system, clarify the business procedure and operation norm for the pre-loan investigation, review during the loan term and post-loan examination, and truly strengthen the loan management. The microfinance companies shall reinforce the internal control, establish and perfect the enterprise financial accounting system according to relevant provisions of the State, make truthful recordings and comprehensively reflect its business activities and financial activities.

•	The microfinance companies shall establish the information disclosure system, disclose the financial statements audited by the intermediary agent and the annual business operation status, financing status, major matters and other information, to the shareholders of the company, competent department, banking financial organizations providing financing to the same, relevant donation organization, and to the public where deemed necessary.

•	The microfinance companies shall have the autonomy to select prospective borrowers based on the principle of serving the development of farmers, agriculture and rural economy. When granting loans, they shall adhere to the principle of “small sum and decentralization”. Microfinance companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microfinance company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB0.5 million ($0.1 million), while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital. No loans shall be granted to the shareholders of the microfinance company.

•	The microfinance companies shall operate on the market-oriented principle. The loan interest ceiling shall be fluctuating but shall not exceed the ceiling prescribed by the judicatory authority, and the bottom line shall be 0.9 times the loan base interest rate published by the PBC. The specific floating range shall be determined independently according to the market principles. The contract clauses, such as the term of loan and loan repayment provisions, shall be determined by the lender and borrower upon negotiation pursuant to law under the principles of fairness and voluntariness.

•	Debt financing instruments referred to issuance of debt financing instruments including private placing bonds, by microfinance companies at legally established open exchange markets, including but not limited to Beijing Securities Exchange and Wuhan Securities Exchange. Total asset transfer financing (excludes financing provided from shareholders) of the microfinance company acquired from bonds, funds from banking financial institutions and buy-back, shall not exceed 150% of its net capital. Total financing provided by legal person shareholders shall not exceed 50% of its net capital.

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

Social Insurance Regulations

According to the PRC Social Insurance Law and the Rules on Implementing the PRC Social Insurance Law (《中华人民共和国社会保险法》及其实施实施细则), both effective as of July 1, 2011, and the PRC Social Insurance Law was amended on December 29, 2018, the state shall establish a social insurance system including basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and both employers and individuals shall pay social insurance premiums. Migrant workers shall participate in social insurance schemes, and foreigners employed within the territory of the PRC shall participate in social insurance as well. Violations of the PRC Social Insurance Law may result in the imposition of fines, and criminal liability may be incurred in serious cases.

According to Interim Regulations concerning the Levy of Social Insurance (社会保险费征缴暂行条例) effective as of January 22, 1999, as amended on March 24, 2019, employers in the PRC shall conduct the registration of social insurance with the competent authorities, and make contributions to the basic pension insurance, basic medical insurance and unemployment insurance for their employees.

According to the Regulations on Occupational Injury Insurance （工伤保险条例）, effective as of January 1, 2004, as subsequently amended on December 20, 2010, employers in the PRC shall pay the occupational injury insurance fees for their employees.

Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment （《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》）in February 2015 (partially invalid on December 30, 2019), which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Several articles of this notice were abolished by SAFE on December 30, 2019, but these amended articles are not related to the foreign exchange registration of offshore investment by residents.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment （《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》（汇发〔2012〕59号））, as amended on May 4, 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular onPrinting and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents （关于《国家外汇管理局关于印发〈外国投资者境内直接投资外汇管理规定〉及配套文件的通知》（汇发〔2013〕21号）） in May 2013 (partially Invalid on December 30, 2019), which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13 国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知-汇发[2015]13号）(partially Invalid on December 30, 2019). After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

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

On February 3, 2018, the SAT promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, State Administration of Taxation Announcement [2018] No. 9, Circular 9, which clarifies that a beneficial owner shall be a person who has ownership and control over the income and the rights and property from which the income is derived. To prove “beneficial owner” status, the applicant shall submit the materials pursuant to the provisions of Article 7 of the Announcement of the State Administration of Taxation on Promulgation of the “Administrative Measures on Entitlement of Non-residents to Treatment under Tax Treaties” (State Administration of Taxation Announcement [2015] No. 60). Therein, where an applicant is a “beneficial owner” pursuant to the provisions of Article 3 of this Announcement, the applicant shall also provide, in addition to the tax resident identity of the applicant, the tax resident identity documents of the person who satisfies the criteria for “beneficial owner” and the person who satisfies the criteria, issued by the tax authorities in charge at the country (region) where he/she resides; where the applicant is a “beneficial owner” pursuant to the provisions of item (4) of Article 4 of this Announcement, the applicant shall also provide, in addition to the tax resident identity document of the applicant, the tax resident identity documents of the person who holds 100% of the applicant’s shares directly or indirectly and the multi-tier holders, issued by the tax authorities in charge at the country (region) for which the said person and the multi-tier holders are residents; the tax resident identity document shall prove that the person is a tax resident in the year in which the income is obtained or the preceding year.

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

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2019, 2018 and 2017 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2017, 2018 and 2019. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2017(1)	2018	2019	2019
	RMB	RMB	RMB	$
	(amount in thousands)

Interest income on loans	119,639	141,857	118,396	17,006

Interest expenses on loans	(33,791)	(26,451)	(19,846)	(2,851)
Business related taxes and surcharges	(674)	(590)	(435)	(62)
Total interest expense	(34,465)	(27,041)	(20,281)	(2,913)

Net interest income	85,174	114,816	98,115	14,093
Credit impairment losses	(3,580)	(66,904)	(24,694)	(3,547)
Net interest income after provision for loan losses	81,594	47,912	73,421	10,546

Other interest and other income	815	438	173	25

Operating costs and expenses
Sales and marketing	(3,138)	(1,794)	(1,698)	(244)
General and administrative	(34,895)	(20,368)	(13,280)	(1,908)
Total operating costs and expenses	(38,033)	(22,162)	(14,978)	(2,152)

Profit before income taxes	44,376	26,188	58,616	8,419
Income tax expense	(15,550)	(18,033)	-	-
Net profit	28,826	8,155	58,616	8,419

Profit attributable to:
Equity holders of the Company	23,061	6,524	46,893	6,735
Non-controlling interest	5,765	1,631	11,723	1,684
Net profit	28,826	8,155	58,616	8,419

___________

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

Comparison of results of operations for the years ended December 31, 2019 and 2018

Interest income on loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans decreased by RMB23.5 million ($3.4 million) or 16.6% from RMB141.9 million in 2018 to RMB118.4 million ($17.2 million) in 2019. The decrease was primarily attributable to the novation of loans receivable to a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to offset payable to Hubei New Nature, which reduced loans receivable by RMB37.1 million and, consequently, reduced interest income on loans.

Interest expenses on loans

Interest expenses on loans decreased by RMB6.6 million ($1.0 million) or 25.0%. The decrease was primarily attributed to the decrease in average borrowings from RMB213.4 million in 2018 to RMB186.7 million ($26.8 million) in 2019, which resulted in a decrease in RMB3.0 million ($0.4 million) in interest expenses on loans. Also, the decrease was attributed to the decrease in effective interest rate on borrowings from 11.8% in 2018 to 10.6% in 2019, which resulted in a decrease in RMB3.6 million ($0.5 million) in interest expenses on loans.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB0.2 million ($22,300) or 26.3% from RMB0.6 million in 2018 to RMB0.4 million ($62,000) in 2019. The decrease was mainly attributable to the decrease in cash receipt on interest income.

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

Allowance for loan losses decreased by RMB42.2 million ($6.1 million) or 63.1% from RMB66.9 million in 2018 to RMB24.7 million ($3.5 million) in 2019. The economic and business environment for small and medium enterprises remained very challenging. Most of our loan customers were experiencing financial difficulty, additional allowance for loan losses of RMB24.7 million ($3.5 million) were provided in 2019. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Other interest and other income

Other interest and other income decreased by RMB0.2 million ($38,000) or 60.5% from RMB0.4 million in 2018 to RMB0.2 million ($25,000) in 2019. The decrease was primarily attributable to decrease in interest income on bank deposits.

Sales and marketing expenses

Sales and marketing expenses decreased by RMB0.1 million ($13,800) or 5.4% from RMB1.8 million in 2018 to RMB1.7 million ($0.2 million) in 2019. The decrease was primarily attributable to the cost control initiative which reduced sales and marketing expenses.

General and administrative expenses

General and administrative expenses decreased by RMB7.1 million ($1.0 million) or 34.8% from RMB20.4 million in 2018 to RMB13.3 million ($1.9 million) in 2019. The increase was primarily attributable to the reduction of headcounts.

Income tax expenses

Our income tax expenses decreased by RMB18.0 million ($2.6 million) or 100.0% from RMB18.0 million in 2018 to nil in 2019. The decrease was primarily attributed to accrued interest of Stage 3 credit-impaired loans are not taxable income for tax purposes.

Net profit

As a result of the foregoing, our net profit increased by RMB50.5 million ($7.3 million) or 618.8% from RMB8.2 million in 2018 to RMB58.6 million ($8.5 million) in 2019.

Comparison of results of operations for the years ended December 31, 2018 and 2017

Interest income on loans

Our interest income on loans increased by RMB22.2 million or 18.6% from RMB119.6 million in 2017 to RMB141.9 million in 2018. The increase was primarily attributable to increase in effective interest rate from 20.4% in 2017 to 24.3% in 2018, which resulted in a RMB22.9 million increase in interest income on loans. The increase was partially offset by a decrease in average outstanding loan during the year from RMB585.7 million in 2017 to RMB582.7 million in 2018, which resulted in a RMB0.6 million decrease in interest income on loans.

Interest expenses on loans

Interest expenses on loans decreased by RMB7.3 million or 21.7% from RMB33.8 million in 2017 to RMB26.5 million in 2018. The decrease was mainly attributed to decrease in effective interest rate on borrowings from 15.9% in 2017 to 11.8% in 2018, which resulted in a RMB9.1 million decrease in interest expenses on loans. Further, the decrease was attributed to the decrease in total borrowings during the year from RMB641.4 million in 2017 to RMB623.0 million in 2018, which resulted in a decrease in RMB0.6 million in interest expenses on borrowings. The decrease was partially offset by an increase in average duration of the borrowings from approximately 119 days in 2017 to approximately 130 days in 2018, which resulted in a RMB2.4 million increase in interest expenses on loans.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB0.1 million or 12.5% from RMB0.7 million in 2017 to RMB0.6 million in 2018. The decrease was mainly attributable to the decrease in cash receipt on interest income.

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

Allowance for loan losses increased by RMB63.3 million or 1,768.8% from RMB3.6 million in 2017 to RMB66.9 million in 2018. The increase was primarily attributable to increase in credit loss allowance for loan receivable due to collectability issues with certain loans. Although PRC’s year-on-year Gross Domestic Product growth reached 6.6 percent in 2018, the economic and business environment for small and medium enterprises were very challenging. As a result, certain of our loan customers were experiencing financial difficulty, RMB698.5 million of our loan were credit impaired. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Other interest and other income

Other interest and other income decreased by RMB0.4 million or 46.3% from RMB0.8 million in 2017 to RMB0.4 million in 2018. The decrease was primarily attributable to decrease in interest income on bank deposits.

Sales and marketing expenses

Sales and marketing expenses decreased by RMB1.3 million or 42.8% from RMB3.1 million in 2017 to RMB1.8 million in 2018. The decrease was primarily attributable to the cost control initiative which reduced sales and marketing expenses.

General and administrative expenses

General and administrative expenses decreased by RMB14.5 million or 41.6% from RMB34.9 million in 2017 to RMB20.4 million in 2018. The decrease was primarily attributable to the decrease in legal, consulting and professional expenses for the listing initiative in 2017.

Income tax expenses

Our income tax expenses increased by RMB2.4 million or 16.0% from RMB15.6 million in 2017 to RMB18.0 million in 2018. The increase was primarily attributed to higher expenses not deductible for tax purposes in 2018 as compared to 2017.

Net profit

As a result of the foregoing, our net profit decreased by RMB20.6 million or 71.7% from RMB28.8 million in 2017 to RMB8.2 million in 2018. The decrease was primarily attributed to the significant increase in credit impairment losses, as discussed above.

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

We had negative cash flows for the years ended December 31, 2019, 2018 and 2017, the net cash decreased during the year were RMB3.5 million ($0.5 million), RMB17.9 million and RMB75.1 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had cash balances totaled RMB132,000.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Since securities exchanges ceased offering any form of financing to us through their platforms as well as our loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Compay (see Note 28 of the Consolidated Financial Statements – Legal proceedings for detailed disclosure). COVID-19 discussed in Note 29 Subsequent event of the Consolidated Financial Statements has further exacerbated the liquidity issue of the Company.

The Company has taken an intensive review of operations and expenditures, including intensify loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, which have expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company activitely plans to seek equity financing from private placements, so as to enable the Company to meet its liabilities and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

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

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	641,370	622,999	278,993	40,075
Effective interest rate	15.9%	11.8%	10.9%
Average duration of borrowings	119 days	130 days	365 days

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	$
	(amount in thousands)
Net cash (used)/generated by operating activities	(70,419)	27,266	15,077	2,166
Net cash used in investing activities	(14,928)	(18,385)	(76)	(11)
Net cash generated/(used) by financing activities	10,273	(26,795)	(18,462)	(2,652)
Net decrease in cash, cash equivalents and restricted cash	(75,074)	(17,914)	(3,461)	(497)
Cash, cash equivalents and restricted cash at beginning of the year	96,791	21,717	3,188	458
Exchange losses on cash, cash equivalents and restricted cash	-	(615)	405	58
Cash, cash equivalents and restricted cash at end of the year	21,717	3,188	132	19

As of December 31, 2019, our cash, cash equivalents and restricted cash amounted to RMB132,000 ($19,000). Our cash, cash equivalents and restricted cash consist of cash on hand, cash deposited in banks and restricted cash at bank.

Cash flow (used)/generated by operating activities

Our net cash generated by operating activities primarily consists of profit before income tax, as adjusted by depreciation of property and equipment, allowance for loan and interest receivable losses, income tax paid, and changes in assets and liabilities, which include interest receivables, loan receivables, prepaid expenses, advances from customers, salary and benefit payable, business and other taxes payable, interest payable, and other payable.

Our net cash generated by operating activities for the year ended December 31, 2019 was RMB15.1 million ($2.2 million), which mainly consisted of (i) profit before taxation of RMB58.6 million ($8.4 million) adjusted by credit impairment losses for loans of RMB24.7 million ($3.5 million), (ii) increase in interest payable of RMB12.6 million ($1.8 million) due to non-payment, as mainly offset by decrease in loans receivables of RMB70.1 million ($10.1 million) due to novation of loans receivable to a related party to offset payable to a related party and corresponding decrease in other payable of RMB25.1 million ($3.6 million).

Our net cash generated by operating activities for the year ended December 31, 2018 was RMB27.3 million, which mainly consisted of (i) profit before taxation of RMB26.2 million adjusted by credit impairment losses for loans of RMB66.9 million, (ii) increase in other payable of RMB9.4 million as funds provided by related parties to us for working capital purposes, as mainly offset by increase in loan receivables of RMB79.6 million due to increase in credit impairment losses.

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

Cash flow used in investing activities

Our net cash of RMB76,000 ($11,000) used in investing activities for the year ended December 31, 2019, mainly consisted of payment for property and equipment of RMB271,000 ($39,000) as offset by disposal of a motor vehicle of RMB195,000 ($28,000).

Our net cash of RMB18.4 million used in investing activities for the year ended December 31, 2018, mainly consisted of payment for property and equipment of RMB18.4 million.

Our net cash of RMB14.9 million used in investing activities for the year ended December 31, 2017, mainly consisted of down payment of RMB14.9 million for a property.

Net cash generated/(used) by financing activities

Our net cash of RMB18.5 million ($2.7 million) used by financing activities for the year ended December 31, 2019, mainly consisted of cash outflows of RMB79.3 million ($11.4 million) repayments of loans payable, partially offset by cash inflows of RMB48.1 million ($6.9 million) received from loans payable.

Our net cash of RMB26.8 million used by financing activities for the year ended December 31, 2018, mainly consisted of cash outflows of RMB414.9 million repayments of loans payable, partially offset by cash inflows of RMB308.6 million received from loans payable.

Our net cash of RMB10.3 million generated by financing activities for the year ended December 31, 2017, mainly consisted of cash inflows of RMB363.7 million received from loans payable and loans of RMB52.6 million received from shareholders, partially offset by cash outflows of RMB347.8 million repayments of loans payable and repayments of RMB42.6 million loan to a shareholder.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, leasehold improvements, office equipment and furniture, were RMB14.9 million, RMB18.4 million and RMB271,000 ($39,000) in 2017, 2018 and 2019, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2019. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(RMB in thousands)
Debt Obligations	172,891	172,891	-	-	-
Operating Lease Obligations	-	-	-	-	-
Capital commitment	-	-	-	-	-

Debt obligations represent loans payable to various individuals and companies that are generally due within one (1) year. Loans payable are all overdue and have the weighted average annual interest rate of 10.5% on loans payable.

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

Name	Age	Position
Qizhi Wei	52	Director (Chairman); Chief Executive Officer
Chee Jiong Ng	49	Chief Financial Officer
Weidong Xu	51	Director, Chief Operating Officer
Duoguang Bei	62	Independent Director
Michael J. Viotto	68	Independent Director

Qizhi Wei, Director (Chairman of the Board) and Chief Executive Officer. Mr. Wei became our chairman and chief executive office in December 2017. Mr. Wei, graduating from Wuhan University with an MBA degree, was engaged in savings, credit, project evaluation and other credit management in the Hubei Branch and Huanggang Branch of China Construction Bank in 1991-1992. He entered the Chinese capital market in 2001 through the creation of Hubei New Nature Investment Co., Ltd. and serving as Chairman and General Manager. As one of the pioneers in China’s first securities consulting business, he has been focusing on the middle and long-term equity investment of high-quality enterprises. Having built rich experience in the primary and secondary markets and achieved remarkable investment results, he has a comprehensive and deep understanding of the macro and micro-economic environment.

In March 2013, he led the creation of Hubei Chutian Microfinance Co., Ltd. and has served as Managing Director till now. By consistently upholding the philosophy of “building a customer-friendly microfinance institution and growing together with corporate clients,” the Company was awarded as one of the “Top 100 Most Competitive Micro-credit Companies in China” for three consecutive years. It always focuses on the development of China’s micro-credit industry, providing clients with the comprehensive and customized credit management services.

Key social honor: “2013 Top 10 Business Leaders of the Year in Huber”, “2015 Outstanding Hubei Merchants Award” and “2016 Outstanding Hubei Merchants Award.”

Key social positions: Vice President of China Micro-credit Companies Association, member of the NPC Standing Committee in Wuchang District of Wuhan, executive vice president of Hubei Merchants Association, founding president of EMBA Alumni Association of Wuhan University, founding member of Anhui Project Center of SEE Foundation (China’s famous nonprofit organization), executive president of Zhisland Hubei Branch and visiting professor of School of Economics and Management of South-Central University for Nationalities.

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

Weidong Xu, Director, Chief Operating Officer. Mr Xu became a director in July 2020. Mr. Xu became our chief operating officer on December 28, 2017 and joined Chutian in 2015. He is currently responsible for the overall operation strategy and business planning, and is also a member of the Chutian’s Risk Management Committee and Innovation Credit Products Team. Mr. Xu graduated from Zhongnan University of Economics and Law with a major in finance and has more than 20 years of financial experience in credit risk management. He is familiar with corporate guarantee, pawn broking, micro-credit and other debt business review management, and has a strong knowhow and practical experience in the due diligence, risk review and post-loan management.

Duoguang Bei, Director. Mr. Bei is an independent director of our company. He served as an independent director of the Company since December 28, 2017. Mr. Bei serves as Chairman of the Board of Directors of National Micro-finance Investment Co., Ltd. Mr. Bei received a bachelor’s degree and a master’s degree in economics from Shanghai University of Finance and Economics in 1982 and 1985, respectively. He earned a doctoral degree in economics from Renmin University of China in 1988, and worked as visiting scholar at University of California, Berkeley and Federal Reserve Bank of New York in the United States from 1991 to 1993. With over 25 years of experience in the financial industry, he has participated in many major reforms and development events in China’s financial markets, and also led a number of major deals in China’s capital market, such as those with ICBC, Pacific Insurance, Baosteel and China Unicom. He previously served as Deputy Director of National Debt Department of the Ministry of Finance, Deputy Director of International Department of the SFC, Chief Representative of J.P. Morgan Beijing, Managing Director of China International Capital Corporation, CEO of Shanghai Financial Development Fund, CEO of J.P. Morgan First Capital Securities, and etc. In addition to his outstanding performance in the political and business areas, he is also a well-known scholar in China. Mr. Bei is a part-time professor and doctoral supervisor of Renmin University of China and Shanghai University of Finance and Economics, as well as Co-Chair of the committee of Center for Microfinance Initiatives & Networks of Renmin University of China.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we incurred an aggregate of approximately RMB3.8 million ($546,000) in compensation to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of December 31, 2019, we have granted 1,131,400 restricted stock units to independent directors and Chief Financial Officer under the 2010 Plan.

C. Board Practices

Board of Directors

We are a “controlled company” as defined in Section 801 of the NYSE American Company Guide. As a result, we are exempt from certain of the NYSE American Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

Our board of directors currently consists of four (4) directors. Under the NYSE American Company Guide, or the Company Guide, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, our home country. We currently have two (2) independent directors.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Ms. Xiao and Messrs. Wei, Bei, and Viotto have served as our director since December 28, 2017. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Our officers are appointed by and serve at the discretion of the Board of Directors.

Committees of the Board of Directors

Our Board of Directors currently has a standing audit committee, a compensation committee and a nominating and corporate governance committee. The Company Guide requires U.S. domestic listed companies to have an audit committee of at least three (3) members. These requirements differ from the Companies Law of the Cayman Islands. As described below, our audit committee, compensation committee and nominating and corporate governance committees composed of two (2) members, all of whom are independent directors.

Audit Committee

Our audit committee consists of Messrs. Bei and Viotto. Each of Messrs. Bei and Viotto satisfies the “independence” requirements of Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Viotto and Bei and is chaired by Mr. Viotto. Each of Messrs. Viotto and Bei satisfies the “independence” requirements of the Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Bei and Viotto, and is chaired by Mr. Bei. Each of Messrs. Bei and Viotto satisfies the “independence” requirements of the Company Guide. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2019, we have 16 full-time employees. We have entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 38, 34, and 16 employees as of December 31, 2017, 2018, and 2019, respectively. The following table sets forth by function the number of our employees as of December 31, 2019:

Function	As of December 31, 2019
Operations	3
Loan Department	5
Risk Management	2
Finance and Administration	6
Total	16

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 1,001,993,730 of our ordinary shares outstanding as of August 14, 2020, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name and Address of Beneficial Owner	Nature of Shares		Percentage of Beneficial Ownership
Directors and Executive Officers
Qizhi Wei, Director (Chairman); Chief Executive Officer	887,280,237	(1)	88.6%
Duoguang Bei, Director	300,000		*
Michael J. Viotto, Director	600,000		*
Chee Jiong Ng, Chief Financial Officer	912,766		*
Weidong Xu, Director, Chief Operating Officer	-		-
Directors and Executive Officers as a Group	889,093,003		88.7%
5% or More Beneficial Owners(2)

_____________

* less than one percent (1%)

(1)	Includes 22,999,386 ordinary shares held by Perfect Lead International Limited (“Perfect Lead”) and 864,280,851 ordinary shares held by Honest Plus Investments Limited (“Honest Plus”). Mr. Wei is the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus.

(2)	Excludes the following indirect beneficial owners of Honest Plus: Luxuriant Mount Limited, a British Virgin Islands company, (which holds approximately 55.8% ownership interest in Honest Plus and is controlled by Mr. Wei), Right Praise Limited, a British Virgin Islands company,(which owns approximately 20.1% ownership interest in Honest Plus and is controlled by Yang Sizhi), Blissful Sino Limited, a British Virgin Islands company, (which owns approximately 10.8% ownership interest in Honest Plus), and Hesperus Investments Limited, a British Virgin Islands company, (which owns approximately 13.3% ownership interest in Honest Plus and is controlled by Ms. Xiao).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of December 31, 2019, we had 1,001,131,400 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 108,711,840 ordinary shares or 2,264,831 ADSs or approximately 10.9% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

1．Lease of office space from a shareholder

In September 2012, a ten-year operating lease agreement from October 8, 2012 to October 7, 2022 was entered into with Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, in Wuhan City, Hubei Province, where office space of approximately 1,673 square meters was leased and the office is located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years. The lease was terminated in December 2018. The lease expenses of RMB1.2 million, RMB1.3 million and nil were incurred for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, prepaid rental to a shareholder were RMB0.4 million and nil, respectively.

2. Subleasing income with a related party

In 2017, 2018 and 2019, a subleasing agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to sublease office spaces of approximately 304 square meters for RMB0.2 million, RMB0.2 million and nil, respectively.

As of December 31, 2018 and 2019, receivable from a related party was RMB0.3 million and nil, respectively.

3. Loans payable to related parties

3.1 In 2018, loans payable of RMB60.0 million were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2019, these loans payable and the related interest payable were overdue. The interest expenses were RMB1.4 million and RMB4.7 million in 2018 and 2019, respectively.

As of December 31, 2018 and 2019, loans payable were RMB60.0 million and RMB50.0 million and the related interest payable was RMB1.4 million and RMB5.9 million, respectively.

3.2 In 2018, loans payable of RMB20.0 million were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million was repaid. In 2019, loans payable of RMB17.4 million were further borrowed, loans of RMB14.7 million were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million and interest payable of RMB3.1 million to Hubei New Nature. The interest expenses were RMB0.3 million and RMB3.0 million in 2018 and 2019, respectively.

As of December 31, 2018 and 2019, loans payable were RMB19.5 million and RMB12.3 million and the related interest payable was RMB259,000 and RMB127,000, respectively.

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

As of December 31, 2018 and 2019, loans payable were RMB10.0 million and RMB10.0 million, respectively. As of December 31, 2018 and 2019, interest payable was RMB243,000 and RMB1.8 million, respectively.

4.2 In 2017, loans payable of RMB28.6 million were borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum interest from January 2017 to December 2017. The Group paid RMB1.2 million for interest on the loan from Li Ling. The loan and related interest payable were fully repaid in 2017.

4.3 In 2018, a loan payable of RMB5.0 million was borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum for 230 days. The interest expense on this borrowing was RMB0.3 million in 2018. The loan and related interest payable were fully repaid in 2018.

4.4 In 2019, loans payable of RMB3.0 million and RMB10.0 million were borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 12% per annum for 29 days and 74 days, respectively. At maturity, loan payable of RMB3.0 million and the related interest of RMB29,000 were fully repaid. Loan payable of RMB10.0 million was, however, overdue. On August 27, 2019, Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr Ricky Qizhi Wei in connection with a loan contract dispute. Court issued a preservation order that froze the bank deposits of Chutian and Wei Qizhi in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

As a result of the court ruling mentioned above, the interest expense on these loans was RMB1.3 million in 2019. As of December 31, 2019, loan payable was RMB10.0 million and interest payable was RMB1.3 million.

4.5 In 2017, loans payable of RMB14.0 million were borrowed from Hubei Daily Media Group, a shareholder which owned 20% of the variable interest entity, respectively. The weighted average annual interest rates for interest expenses were 10.0% in 2017. The average duration was 209 days in 2017. The interest expenses were RMB0.8 million in 2017. The loans and related interest payable were fully repaid in 2017.

5. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB0.5 million, RMB0.5 million and RMB0.5 million were incurred for two representatives sent from Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, consulting expenses payable to these representatives were RMB0.5 million and RMB1.0 million, respectively.

6. Reverse merger expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, paid reverse merger expenses on behalf of the Company, totaling RMB11.3 million and RMB10.9 million for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB0.7 million were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB22.6 million (see Note 27 of Notes to Consolidated Financial Statements, Section 11).

As of December 31, 2018 and 2019, payable to a related party was RMB22.2 million and RMB0.3 million, respectively.

7. Advisory expenses with a related party

In 2017 and 2018, an advisory agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to provide funding advisory services at 2% per annum on funds raised through Wuhan Securities Exchanges for RMB2.5 million and RMB0.7 million, respectively.

As of December 31, 2018 and 2019, advisory expense payable was RMB4,235,000 and nil, respectively.

8. Intermediary agreement with a related party

In 2016, an intermediary agreement was entered into with Chutian Wealth (Wuhan) Financial Services Co., Ltd, a subsidiary jointly owned by Hubei New Nature Investment Co., Ltd and Hubei Daily Media Group, to assist in fund raising through Wuhan Securities Exchange at 6% per annum on funds raised. In 2017, 2018 and 2019, the intermediary fees were RMB5.3 million, RMB1.7 million and nil, respectively.

As of December 31, 2018 and 2019, intermediary fee payable to a related party was nil and nil, respectively.

9. Funds provided by related parties for payments to certain loans payable

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

As of December 31, 2018 and 2019, payables to related parties were RMB1.4 million and RMB1.4 million, respectively.

10. Loans receivable from related parties

10.1 In 2016, loans receivable of RMB8.0 million were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, this loan was overdue.

10.2 In 2016, loans receivable of RMB3.0 million were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, this loan was overdue.

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

11. Loans receivable novated to a related party

In 2019, certain loans receivable were novated to a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to offset loans payable of RMB9.9 million, interest payable of RMB3.1 million to Hubei New Nature, reverse merger and operating expenses payable of RMB22.6 million, and advisory expenses payable of RMB4.6 million.

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

As of December 31, 2019, Chutian has been involved in multiple significant legal proceedings as claimants against various borrowers and guarantors, which are incidental to the lending business. During 2019, Chutian and our Chairman and CEO, Mr. Ricky Qizhi Wei, have also been involved in multiple significant legal proceedings which resulted in final rulings by the courts for pre-litigation property preservation or pre-litigation protective measures. In addition, Chutian and Mr. Wei have been the defendants in legal proceedings in connection with the payment of property services fee and a loan dispute.

Proceedings incidental to our lending business

On March 27, 2019, Chutian filed a motion with the Wuchang District People’s Court of Wuhan to withdraw an action originally filed on July 18, 2018 against defendants Hubei Poly Ecology Construction Co., Ltd (湖北保利生态建设有限公司), Chen Kang and Liang Jing regarding a civil loan dispute. On March 29, 2019, the court granted Chutian permission to withdraw the action.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendant He Jun regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendant He Fengxia regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendant Yu Xiang regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendant Nan Yongping regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendant Zhang Liping regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendants Wuhan City and City Economic and Trade Co., Ltd (武汉市域和城经贸有限公司) and Zhang Peng regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendants Zhang Peng, Wuhan City and City Economic and Trade Co., Ltd (武汉市域和城经贸有限公司) and Li Zhengbi regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendants Hubei Tianxing Financing Guarantee Co., Ltd (湖北天行融资担保有限公司) and Zou Chuanlin regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendant Guo Guiying regarding a loan contract dispute. The case was filed by the Court on July 5, 2019. However, Chutian failed to pay the case acceptance fee within seven (7) days after we were served the notice for payment of litigation fees in accordance with the law. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On June 13, 2019, Chutian filed an action in the Wuchang District People’s Court of Wuhan against defendant Xiong Baokang regarding a loan contract dispute. On July 16, 2019, the court issued a civil order and ordered the case to be withdrawn.

On August 8, 2019, Chutian filed a lawsuit in the Wuchang District People’s Court of Wuhan against defendants Liu Mengxia, Wuhan Shengzhong Decoration Engineering Co., Ltd (武汉深中装建筑装饰设计工程有限公司) and Wu Jiang regarding a loan contract dispute. On September 20, 2019, the court ruled that the case will be handled pursuant to a withdrawal of the lawsuit by Chutian, as Chutian had failed to appear as summoned by the Court without justifiable reasons.

On August 8, 2019, Chutian filed a lawsuit in the Wuchang District People’s Court of Wuhan against defendants Cao Jian, Wuhan Shengzhong Decoration Engineering Co., Ltd (武汉深中装建筑装饰设计工程有限公司) and Wu Jiang regarding a loan contract dispute. On September 20, 2019, the court ruled that the case will be handled pursuant to a withdrawal of the lawsuit by Chutian, as Chutian had failed to appear as summoned by the Court without justifiable reasons.

On July 24, 2017, Chutian filed an execution case with the Wuhan Wuchang District People’s Court for property preservation on Hubei Sheng Guang Gong Pharmaceutical Co., Ltd and related borrowers. On August 20, 2019, Chutian further filed the real estate valuation report to the court for further processing.

Property Preservation Proceedings

On July 16, 2019, Shenzhen Lihe Wantong Commerical Factoring Co., Ltd (深圳立合旺通商业保理有限公司) applied to the Wuhan Wuchang People’s Court for pre-litigation protective measures to be taken against the respondents Chutian and Mr. Ricky Qizhi Wei with regards to a contract dispute. On July 31, 2019, the court issued a preservation order freezing a total of RMB12.3 million of deposits in the bank accounts of Chutian and Mr Ricky Qizhi Wei be for a period of one (1) year; and seizing four properties of Mr Ricky Qizhi Wei and Ms Peng Yan, Mr Ricky Qizhi Wei’s wife. The total limit of the property preservation in this matter is RMB29.9 million.

On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd (湖北长江小额贷款有限公司) applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr Ricky Qizhi Wei and Ms Peng Yan, Mr Ricky Qizhi Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr Ricky Qizhi Wei, Ms Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million and RMB12.0 million. Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei and 30% owned by Ms Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately.

On October 14, 2019, Mr Deng Xinxue, Mr Zhang Xuan and Mr Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd (湖北善银财富管理有限公司), a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, and Chutian in connection with loan contracts dispute. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million, RMB9.0 million and RMB9.0 million, respectively. The court’s ruling was effective immediately.

On October 15, 2019, the Wuhan Wuchang People’s Court received a Letter of Property Preservation from the Wuhan Arbitration Commission in connection with a loan contract dispute among the applicant Hubei Huaya Investment Co., Ltd (湖北华亚投资有限公司) and respondents Mr Ricky Qizhi Wei, Ms Peng Yan and Chutian. On October 23, 2019, after review of the letter by the court, the court issued a preservation seizing the bank deposits, or property in the corresponding value, of Mr Ricky Qizhi Wei, Ms Peng Yan, and Chutian in the amount of RMB12.3 million. The Court’s ruling was effective immediately.

Property Services Contract Proceeding

On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment was effected immediately.

Li Ling Loan Dispute Proceeding

On August 27, 2019, Ms Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr Ricky Qizhi Wei in connection with a loan contract dispute. court issued a preservation order that froze the bank deposits of Chutian and Mr Ricky Qizhi Wei in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until 30 August, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Ms Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Ms Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

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

PRC Taxation

The following discussion describes the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, as subsequently amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with its “actual management” within the PRC is considered a PRC tax resident enterprise. The “actual management” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiaries is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by non-PRC enterprise shareholders may be regarded as income from “sources within the PRC” and may be subject to 10% PRC withholding tax, subject to reduction by an applicable treaty.

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

Although the law in this regard is unclear, we intend to treat Chutian as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to eighty percent (80%) of Chutian’s economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Chutian for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of our ADSs at the end of our 2019 taxable year, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2019 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, any reportable election (including a mark-to-market election) or, for taxable years ending on or after December 31, 2019, on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. You should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.

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

-

Ensuring that we have appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Group’s stated policies and procedures, IFRS and relevant supervisory guidance.

-	Identifying, assessing and measuring credit risk from an individual loan to a portfolio level.

-

creating credit policies to protect us against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

-	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

-

Developing and maintaining our processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward-looking information and the method used to measure expected credit loss.

-	Ensuring that we have policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

-

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

Fees and Payments From the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of December 31, 2019, we received from the depositary reimbursement totaling $1,044,262 for our ADR program-related expenses.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have taken, and continue to take, the actions described below to remediate the identified material weakness. As we continue to evaluate and work to improve our internal controls over financial reporting, our senior management may determine to take additional measures to address control deficiencies or modify the remediation efforts described in this section. While the Audit Committee and senior management are closely monitoring the implementation, until the remediation efforts discussed in this section, including any additional remediation efforts that our senior management identifies as necessary, are completed, tested, and determined effective, the material weakness described below will continue to exist.

To address this material weakness, our management has implemented new procedures and internal controls surrounding financial reporting, we implemented more rigorous and more detailed review on procedures and processes on reviewing and recording significant, unusual transactions to ensure completeness and accuracy of financial reporting. Where required, appropriate accounting expert will be engaged to review important IFRS accounting treatments.

As a result of the remedial actions taken, there was no material weaknesses for the fiscal year ended December 31, 2019.

Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

C. Attestation Report for the Independent Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

With the exception of the remedial measures taken as discussed above, there were no other changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Duoguang Bei qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2018 and 2019, respectively. We did not pay any other fees to Pan-China Singapore PAC during the periods indicated below.

	Year Ended December 31,
	2018	2019
	RMB	RMB	$
		(in Thousands)
Audit fees(1)	1,375	1,392	200
Audit-related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-

_________________

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2018 and 2019.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 4, 2020, the Company dismissed the former auditors Marcum Bernstein & Pinchuk LLP and appointed Pan-China Singapore PAC as the successor auditor. In connection therewith, the Company provides that during the Company’s fiscal years ended December 31, 2018 and 2017 and through the subsequent interim period on or prior to the resignation of the former auditors: (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

Effective October 28, 2020, the Company dismissed Pan-China Singapore PAC and appointed Audit Alliance LLC as the successor auditor. In connection therewith, the Company provides that from June 4, 2020, the date of engagement of Pan-China Singapore PAC through the subsequent interim period on or prior to the dismissal of Pan-China Singapore PAC, (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.

ITEM 16G. CORPORATE GOVERNANCE

NYSE American Company Guide and Home Country Laws

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE MKT corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

-

Independent Directors: U.S. domestic listed companies must have a majority of independent directors. Under the laws of Cayman Islands, we are not required to have a majority of our directors as independent directors. Of our four (4) directors, two are independent directors.

-

Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members. These requirements differ from the Companies Law of the Cayman Islands. We currently have two (2) members, all of whom are independent directors.

-

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

-

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

Controlled Company

We are a “controlled company” as defined in Section 801 of the NYSE American Company Guide. As a result, we are exempt from certain of the NYSE American Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Law of Cayman Islands with respect to these issues.

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
1.1

Second Amended and Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited Shares is incorporated herein by reference to Exhibit 1.1 to our Form 20-F filed on April 30, 2018.

2.1	Specimen Certificate for Ordinary Shares is incorporated herein by reference to Exhibit 4.2 to our Form F-1/A Registration Statement (File No. 333-170368) filed on November 8, 2010.

2.2

Form of Deposit Agreement, including form of American Depositary Receipts is incorporated herein by reference to Exhibit (a) to our Form F-6 Registration Statement (File No. 333-170489) filed on November 08, 2010.

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

2.5

Form of Third Amendment to Deposit Agreement including form of American Depositary Receipts is incorporated herein by reference to Exhibit (a)(4) to our Form F-6 Registration Statement (File No. 333-223442) filed on March 5, 2018.

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

4.8	Financial Support Commitment from Dunxin Holdings Co., Ltd.*

4.9	Financial Support Commitment from Hubei New Nature Investment (Group) Co., Ltd.*

8.1	Principal subsidiaries and VIE of Dunxin Financial Holdings Limited.*

11.1

Code of Business Conduct and Ethics of China Xiniya Fashion Limited is incorporated herein by reference to Exhibit 99.1 to our Form F-1 Registration Statement (File No. 333-170368) filed on November 4, 2010.

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

_________________

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUNXIN FINANCIAL HOLDINGS LIMITED

Date: November 9, 2020	By:	/s/ Ricky Qizhi Wei
Name: Ricky Qizhi Wei
Title: Chairman and Chief Executive Officer

DUNXIN FINANCIAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Dunxin Financial Holdings Limited (the “Company”) as of December 31, 2019, the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had negative cash flows for the years ended December 31, 2019, 2018 and 2017, the net cash decreased during the year were RMB3.5 million, RMB17.9 million and RMB75.1 million for the years ended December 31, 2019, 2018 and 2017, respectively. We also draw attention to Note 28 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. In addition, as discussed in Note 29, the Company faces uncertainty as to the operational impact of the COVID-19 outbreak has had a material adverse effect on the Company’s results of operations, cash flows and liquidity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2019.

Singapore
November 9, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Dunxin Financial Holdings Limited (the “Company”) as of December 31, 2018, the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company adopted IFRS 9, Accounting for Financial Instruments, January 1, 2018 using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Marcum Bernstein & Pinchuk LLP

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

/s/ RT LLP

RT LLP

Public Accountants and

Chartered Accountants

Singapore

May 15, 2019

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2017, 2018 and 2019

	Notes	2017 Restated	2018	2019

Interest income on loans		119,639	141,857	118,396

Interest expense
Interest expenses on loans		(33,791)	(26,451)	(19,846)
Business related taxes and surcharges		(674)	(590)	(435)
Total interest expense		(34,465)	(27,041)	(20,281)

Net interest income		85,174	114,816	98,115
Credit impairment losses		(3,580)	(66,904)	(24,694)
Net interest income after credit impairment losses		81,594	47,912	73,421

Non-interest and other income		815	438	173

Operating costs and expenses
Sales and marketing		(3,138)	(1,794)	(1,698)
General and administrative		(34,895)	(20,368)	(13,280)
Total operating costs and expenses		(38,033)	(22,162)	(14,978)

Profit before income taxes	10	44,376	26,188	58,616
Income tax expense	11	(15,550)	(18,033)	-
Net profit		28,826	8,155	58,616

Net profit attributable to:
Equity holders of the Company	12	23,061	6,524	46,893
Non-controlling interest		5,765	1,631	11,723
Net profit		28,826	8,155	58,616

Other comprehensive income for the year
Net profit		28,826	8,155	58,616
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		-	616	(405)
Total comprehensive income for the year		28,826	8,771	58,211

Total comprehensive income attributable to:
Equity holders of the Company		23,061	7,017	46,569
Non-controlling interests		5,765	1,754	11,642
Total comprehensive income		28,826	8,771	58,211

Basic and diluted earnings per share for the profit attributable to the equity holders of the Company during the year (expressed in RMB per share)	12	0.10	0.01	0.05
Weighted average number of shares outstanding in the year	12	236,180,071	1,000,171,839	1,001,046,568

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2018 and 2019

	Note	2018	2019

ASSETS
CURRENT ASSETS
Cash, cash equivalents and restricted cash	13	3,188	132
Interest receivables, net of credit impairment losses	14	7,057	-
Loans receivable, net of credit impairment losses	15	579,654	615,184
Prepaid expenses and others	16	1,038	295
Total current assets		590,937	615,611

NON-CURRENT ASSETS
Property and equipment, net	17	50,824	48,130
Intangible asset	18	9	7
Total non-current assets		50,833	48,137

Total assets		641,770	663,748

CURRENT LIABILITIES
Loans payable	19	200,417	172,891
Salary and benefit payable	20	1,411	5,261
Income taxes payable	21	32,477	32,477
Interest payable	22	5,139	17,723
Other payable	23	35,260	9,234
Total current liabilities		274,704	237,586

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the Company
Share capital	24	326	326
Additional paid-in capital		383,174	383,174
Statutory reserve	25	14,017	18,706
General risk reserve	26	9,885	9,180
Currency translation reserve		(493)	(169)
Accumulated losses		(113,257)	(70,288)
Non-controlling interests in equity		73,414	85,233
Total shareholders’ equity		367,066	426,162

Total equity and liabilities		641,770	663,748

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2017, 2018 and 2019

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Retained earnings/ accumulated loss	Total	Non- controlling interests	Total Equity

Balance at January 1, 2017	77	395,924	7,751	5,891	-	54,105	463,748	115,937	579,685
Issuance of shares pursuant to reverse acquisition	248	(222)	-	-	-	-	26	7	33
Share issuance expense	-	(12,528)	-	-	-	-	(12,528)	(3,132)	(15,660)
Appropriation to reserves	-	-	5,614	3,926	-	(9,540)	-	-	-
Net profit for the year	-	-	-	-	-	23,061	23,061	5,765	28,826
Balance at December 31, 2017 (restated)	325	383,174	13,365	9,817	-	67,626	474,307	118,577	592,884
Changes on initial application of IFRS 9 (see note 2.21)	-	-	-	-	-	(187,237)	(187,237)	(46,809)	(234,046)
Adjusted balance at January 1, 2018	325	383,174	13,365	9,817	-	(119,611)	287,070	71,768	358,838
Share-based compensation	1	-	-	-	-	550	551	138	689
Appropriation to reserve	-	-	652	68	-	(720)	-	-	-
Other comprehensive loss for the year – currency translation differences	-	-	-	-	(493)	-	(493)	(123)	(616)
Net profit for the year	-	-	-	-	-	6,524	6,524	1,631	8,155
Balance at December 31, 2018	326	383,174	14,017	9,885	(493)	(113,257)	293,652	73,414	367,066
Share-based compensation	-	-	-	-	-	60	60	15	75
Other comprehensive income for the year – currency translation differences	-	-	-	-	324	-	324	81	405
Appropriation to reserve	-	-	4,689	(705)	-	(3,984)	-	-	-
Net profit for the year	-	-	-	-	-	46,893	46,893	11,723	58,616
Balance at December 31, 2019	326	383,174	18,706	9,180	(169)	(70,288)	340,929	85,233	426,162

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2017, 2018 and 2019

	2017 Restated	2018	2019

Cash flow from operating activities
Profit before income taxes	44,376	26,188	58,616
Adjustments for:
Depreciation of property and equipment	441	818	2,944
Amortization of intangible assets	-	-	2
Gain on disposal of property and equipment	-	-	(174)
Share-based compensation	-	689	75
Credit impairment losses	3,580	66,904	24,694
Operating profit before changes in working capital	48,397	94,599	86,157
Interest receivables	(19,487)	4,933	7,057
Loan receivables	(121,040)	(79,577)	(70,131)
Prepaid expenses and others	10,673	(555)	743
Advance from customers	(457)	(142)	-
Salary and benefit payable	1,254	(2,012)	3,850
Interest payable	602	1,310	12,584
Other payable	24,032	9,386	(25,183)
Net cash (used)/generated by operating activities	(56,026)	27,942	15,077
Income tax paid	(14,393)	(676)	-
Net cash (used)/generated by operating activities	(70,419)	27,266	15,077
Cash flow from investing activities
Payment for intangible asset	-	(9)	-
Proceeds from disposal of property and equipment	-	-	195
Payment for property and equipment	-	(18,376)	(271)
Prepayment for a property	(14,928)	-	-
Net cash used in investing activities	(14,928)	(18,385)	(76)
Cash flow from financing activities
Share issuance expenses	(15,627)	-	-
Proceeds received from related party loans	-	88,000	17,434
Repayments of related party loans	-	(8,500)	(14,693)
Proceeds received from shareholders’ loans	52,600	5,000	13,000
Repayments of shareholders’ loans	(42,600)	(5,000)	(3,000)
Proceeds received from loans payable	363,700	308,629	48,142
Repayments of loans payable	(347,800)	(414,924)	(79,345)
Net cash generated/(used) by financing activities	10,273	(26,795)	(18,462)

Net decrease in cash, cash equivalents and restricted cash	(75,074)	(17,914)	(3,461)
Cash and cash equivalents at beginning of year	96,791	21,717	3,188
Exchange losses on cash, cash equivalents and restricted cash	-	(615)	405
Cash, cash equivalents and restricted cash at end of year	21,717	3,188	132

Net cash (used)/generated by operating activities include
Interest received	107,086	98,185	3,307
Interest paid	(27,202)	(25,769)	(3,709)
Foreclosure of a pledged property	-	(18,000)	-
Net cash generated/(used) by financing activities
Loans receivable novated to a related party to offset its related party loans to the Company	-	-	40,216

The Annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

1. Organization and principal activities

Dunxin Financial Holdings Limited (the “Company”), formerly known as China Xiniya Fashion Limited, was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, the Company completed the Divestiture and Acquisition transactions (the “Transactions”). In connection with the Divestiture transaction, the Company divested its wholly-owned subsidiary, Xiniya Holdings Limited, a Hong Kong company, to Qiming Investment Limited, a British Virgin Islands company, in exchange for a purchase consideration of RMB228,000,000 ($34,588,428). After the divestiture transaction, the Company did not meet the definition of a business for accounting and financial reporting purposes. In connection with the Acquisition transaction, the Company purchased all of the issued and outstanding ordinary shares of True Silver Limited (“True Silver”) for a cash payment of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 of the ordinary shares at RMB1.00 ($0.15) per share to the shareholders of True Silver. True Silver became the wholly owned subsidiary of the Company. True Silver utilizes a variable interest entity structure to operate and consolidate 80% of the financial results of Hubei Chutian Microfinance Co., Ltd (“Chutian”). Chutian, with a registered capital of RMB450 million, is a joint stock company incorporated under the laws of China specializing in providing loan facilities to micro, small and medium enterprises and sole proprietors in Hubei Province, China.

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

The consolidated financial statements for the three years ended December 31, 2017, 2018 and 2019 were authorized for issue by resolution of the board of directors on November 9, 2020.

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

1. Organization and principal activities – continued

As of December 31, 2019, the Company’s subsidiaries and variable interest entity are as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital		Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands		$50,000	100%	100%	-	Investment holding

Chutian Financial Holdings (Hong Kong) Limited	Hong Kong	HK$	10,000	100%	-	100%	Investment holding

Wuhan Chutian Investment Holdings Co. Ltd	PRC		$3,000,000	100%	-	100%	Investment holding

Variable interest entity
Hubei Chutian Microfinance Co., Ltd	PRC	RMB	450,000,000	80%	-	80%	Microfinance lenders

An entity, Hubei Kai Wu Small and Micro Economic Research Institute Co. Ltd, was set up in May 2018 with a registered share capital of RMB5 million, where Chutian should subscribe RMB1.365 million of the registered share capital and held 27.3% of the equity interest of this company. However, all shareholders, including Chutian, did not subscribe to the share capital and this company remain dormant as of December 31, 2019.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

Through the above contractual arrangements, Chutian Holdings, has obtained 80% of shareholders’ voting interest in the VIEs, has the right to receive all dividends declared and paid by the VIEs and may receive substantially all of the net income of the VIEs through the technical support and service fees as determined by Chutian Holdings at its sole discretion. Accordingly, the Group has consolidated the VIEs because the Group believes, through the contractual arrangements, (1) Chutian Holdings could direct the activities of the VIEs that most significantly affect its economic performance and (2) Chutian Holdings could receive substantially all of the benefits that could be potentially significant to the VIEs.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

1. Organization and principal activities – continued

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Group’s ability to control the VIEs also depends on the authorization letters that Chutian Holdings has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes the rights granted by the authorization letters is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Group’s PRC subsidiaries and affiliates;

•	discontinue or restrict the Group’s PRC subsidiaries’ and affiliates’ operations;

•	impose conditions or requirements with which the Group or its PRC subsidiaries and affiliates may not be able to comply; or

•	require the Group or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, Chutian Holdings, or the VIEs.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

1. Organization and principal activities – continued

Risks in relation to the VIE structure - continued

Certain shareholders of VIEs are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of VIEs. Their interests as beneficial owners of VIEs may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of VIEs, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of VIEs should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of VIEs arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statements information for the Company’s VIEs were included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31:

		As of December 31,
		2018	2019
		RMB’000	RMB’000

Total current assets		599,931	615,611
Total non-current assets		50,833	48,137
Total assets		650,764	663,748

Total current liabilities		274,316	237,587
Total liabilities		274,316	237,587

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Interest income on loans	119,639	141,857	118,396
Net profit	28,826	8,155	58,616

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

1. Organization and principal activities – continued

Risks in relation to the VIE structure – continued

The VIEs contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated interest income on loans for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 101.4% and 100.0%, respectively, of the consolidated total assets, and 99.9% and 99.3%, respectively, of the consolidated total liabilities.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements as of December 31, 2019, the Company had negative cash flows for the years ended December 31, 2019, 2018 and 2017, the net cash decreased during the year were RMB3.5 million, RMB17.9 million and RMB75.1 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had cash balances totaled RMB132,000.

The Company has historically met its cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements of the Company are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to the Company through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Compay (see Note 28 – Legal proceedings for detailed disclosure). COVID-19 discussed in Note 29 Subsequent event has further exacerbated the liquidity issue of the Company.

The Company has taken an intensive review of operations and expenditures, including intensify loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, which have expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company activitely plans to seek equity financing from private placements, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.1 Basis of preparation - continued

(iii)	Liquidity - continued

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

 2.5 Foreign currency translation

(j) Functional and presentation currency

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.6 Interest

Interest (IFRS 9 - 2018 and 2019 only)

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

A contract modification is a change in the scope or interest rate (or both) of a contract that is approved by the parties to the contract. A contract modification exists when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract. When a contract modification is not accounted for as a separate contract, the Group shall account for the contract modification as if it were a part of the existing contract as the remaining services are not distinct and therefore, form part of single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the interest rate, and on the entity’s measure of progress towards complete satisfaction of the performance obligation, is recognized as an adjustment to interest income (either as an increase in or a reduction of interest income) at the date of the contract modification (ie the adjustment to interest income is made on a cumulative catch-up basis).

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 and 2019 only)

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 and 2019 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8 Financial assets and financial liabilities (IFRS 9 – 2018 and 2019 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8  Financial assets and financial liabilities (IFRS 9 – 2018 and 2019 only) - continued

v.	Identification and measurement of impairment - continued

Significant increase in credit risk - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8  Financial assets and financial liabilities (IFRS 9 – 2018 and 2019 only) - continued

v.	Identification and measurement of impairment – continued

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

Objective evidence that financial assets are impaired includes:

-	significant financial difficulty of the borrower;

-	default or delinquency by a borrower;

-	the restructuring of a loan by the Group on terms that the Group would not consider otherwise;

-	indications that a borrower will enter bankruptcy; or

-	observable data relating to a group of assets such as adverse changes in the payment status of borrowers in the group, or economic conditions that correlate with defaults in the group.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8  Financial assets and financial liabilities (IFRS 9 – 2018 and 2019 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8  Financial assets and financial liabilities (IFRS 9 – 2018 and 2019 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

2.8 Financial assets and financial liabilities (IAS 39 – prior period only)

i.	Recognition

The Group initially recognizes loans and borrowings on the date on which they are originated.

A financial asset or financial liability is measured initially at fair value plus transaction costs that are directly attributable to its acquisition or issue.

ii.	Classification

Financial assets

The Group classifies its financial assets into loans and receivables.

Financial liabilities

The Group classifies its financial liabilities as measured at amortized cost.

iii.	Derecognition

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

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

iv.	Amortized cost measurement

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

Objective evidence that financial assets are impaired includes:

-	significant financial difficulty of the borrower;

-	default or delinquency by a borrower;

-	the restructuring of a loan by the Group on terms that the Group would not consider otherwise;

-	indications that a borrower will enter bankruptcy; or

-	observable data relating to a group of assets such as adverse changes in the payment status of borrowers in the group, or economic conditions that correlate with defaults in the group.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

2.10 Cash, cash equivalents and restricted cash

For the purpose of the consolidated cash flow statements, cash, cash equivalents and restricted cash consist of balances with banks and restricted cash with banks.

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

 2.15 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2016 and 2017. For the year ended December 31, 2018 and 2019, a total of 862,148 and 269,252 ordinary shares were issued to certain directors and a key employee as a share-based compensation, respectively.

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

2.16 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2017, 2018 and 2019, are discussed in Note 10.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

 2.17 Value added tax (“VAT”)

Interest income in the PRC are subject to VAT at 6% (output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other receivables or other payables in the Consolidated Statement of Financial Position. Revenues, expenses and assets are recognized net of VAT except:

-	where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-	receivables and payables are stated with VAT included.

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

3 Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not mandatory for the year ended December 31, 2019 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Definition of Material – Amendments to IAS 1 and IAS 8	January 1, 2020
Definition of a Business – Amendments to IFRS 3	January 1, 2020
Revised Conceptual Framework for Financial Reporting	January 1, 2020

Management anticipates that all of the relevant pronouncements will be adopted by the Group for the first period following the effective date of the pronouncement. Information on new standards and amendments, that are expected to be relevant, is provided below.

Definition of Material – Amendments to IAS 1 and IAS 8

Amendments were made to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and the meaning of “primary users of general purpose financial statements” to whom those financial statements are directed, by defining them as “existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

3. Standards issued but not yet effective - continued

Definition of a Business – Amendments to IFRS 3

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term “outputs” is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

Revised Conceptual Framework for Financial Reporting

Key changes in a revised Conceptual Framework include:

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance and derecognition

•	adding guidance on different measurement basis; and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Group’s consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2019 and 2018 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

Credit risk management

The Group’s credit committee is responsible for managing the Group’s credit risk by:

-	Ensuring that the Group has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Group’s stated policies and procedures, IFRS and relevant supervisory guidance.

-	Identifying, assessing and measuring credit risk across the Group, from an individual loan to a portfolio level.

-	Creating credit policies to protect the Group against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

-	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

-	Developing and maintaining the Group’s processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward-looking information and the method used to measure expected credit loss.

-	Ensuring that the Group has policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

-	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for expected credit loss. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Group in the management of credit risk.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

5. Credit risk – continued

Maximum exposure to credit risk – Financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Group’s maximum exposure to credit risk on these assets.

	2019
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Loan receivables	-	-	765,034	765,034
Accrued interest	-	-	273,923	273,923
Gross loan receivables	-	-	1,038,957	1,038,957
Loss allowance	-	-	(423,773)	(423,773)
Carrying amount	-	-	615,184	615,184

	2018
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Loan receivables	24,100	101,150	698,520	823,770
Accrued interest	-	-	153,181	153,181
Gross loan receivables	24,100	101,150	851,701	976,951
Loss allowance	(3,919)	(20,498)	(372,880)	(397,297)
Carrying amount	20,181	80,652	478,821	579,654

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

6. Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Group-specific and market-wide events.

Liquidity risk management

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2019, the Group does not have funds obtained from banking financial institutions.

As all loans receivable of the Group are credit impaired, the Group is facing significant liquidity issue. Obligations to loans payable, State Taxation Administration, employees and service providers are all over due.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

The following table set out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2018	2019
	RMB’000	RMB’000
Assets subject to market risk
Loans receivable	579,654	615,184

Liabilities subject to market risk
Loans payable	200,417	172,891

There has been no change to the manner in which the Group manages and measures it’s market exposure in the current year.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

8.  Capital risk

As of December 31, 2019, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

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

According to the relevant laws and regulations applicable in the Hubei Province, the capital requirement for the microfinance industry is that the registered capital shall not be less than RMB50 million. As of December 31, 2019, the registered capital of the VIE was RMB450 million. There is no other capital requirement from the regulatory authority.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

	As of December 31, 2019
	Fair value	Carrying Amount
	RMB’000	RMB’000

Financial assets
Cash, cash equivalents and restricted cash	132	132
Loan receivables	615,184	615,184
	615,316	615,316

Financial liabilities
Loans payable	172,891	172,891

The fair values of loans payable are approximately the carrying amount of loans payable as all loans payable are overdue as of December 31, 2019.

	As of December 31, 2018
	Fair value	Carrying amount
	RMB’000	RMB’000

Financial assets
Cash and cash equivalents	3,188	3,188
Loan receivables	578,063	579,654
	581,251	582,842
Financial liabilities
Loans payable	203,837	200,417

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

10. Profit before income taxes

Expenses by nature

	Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Depreciation of property and equipment	441	818	2,944
Amortization of intangible assets	-	-	2
Directors
- salaries and related costs	234	1,815	1,704
- social benefits contribution	-	130	44
- share based compensation	-	589	50
Key management personnel (other than directors)
- salaries and related costs	1,160	3,501	2,079
- social benefits contribution	174	150	51
- share based compensation	-	100	25
Other than directors and key management personnel
- salaries and related costs	6,198	1,863	2,653
- social benefits contribution	398	452	456

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

11. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2017, 2018 and 2019. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2017, 2018 and 2019.

The Company’s income taxes consist of:	Year Ended December 31,
	2017 Restated	2018	2019
	RMB’000	RMB’000	RMB’000

Current income tax expenses	15,550	18,033	-
Deferred income tax expenses	-	-	-
Income tax expense	15,550	18,033	-

The reconciliation between tax expense and accounting profit at applicable PRC tax rates of 25% is as follows:

	Year Ended December 31,
	2017 restated	2018	2019
	RMB’000	RMB’000	RMB’000

Income before taxation	44,376	26,188	58,616

Computed expected income tax expense	11,094	6,547	14,654
Tax effect of non-deductible expenses	592	17,173	6,260
Tax effect of tax-exempt entities	3,864	1,884	716
Tax effect of non-taxable income	-	(7,571)	(21,630)
Income tax expense	15,550	18,033	-

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

12. Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 236,180,071, 1,000,171,839 and 1,001,046,568 for 2017, 2018 and 2019, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

Computation of basic and diluted earnings per share:

	2017 Restated	2018	2019
	RMB’000	RMB’000	RMB’000
Net profit attributable to the equity holders of the Company – numerator for basic and diluted earnings per share	23,061	6,524	46,893

Number of shares in thousands
Weighted average share outstanding – denominator for basic and diluted earnings per share	236,180	1,000,172	1,001,047

Basic and diluted earnings per share	0.10	0.01	0.05

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

13. Cash, cash equivalents and restricted cash

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Cash on hand	39	-
Cash at bank	3,149	67
Restricted cash at bank(1)	-	65
Cash, cash equivalents and restricted cash per consolidated statements of cash flow	3,188	132

(1) This related to cash deposits in the bank accounts that are frozen by court order as Chutian was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

14. Interest receivables, net of credit impairment losses

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Interest receivables	8,839	-
Less: credit impairment losses	(1,782)	-
Interest receivable, net of credit impairment losses	7,057	-

As of December 31, 2019, the interest receivables are nil as the Group does not have any loans receivable that is not credit-impaired.

The table below provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Credit impairment losses as at January 1	508	1,782
Changes on initial application of IFRS 9	1,944	-
Transfer to loans receivable credit impairment losses	(670)	(1,782)
Credit impairment losses as at December 31	1,782	-

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

15. Loans receivable, net of credit impairment losses

The total loans receivable are comprised of the following:

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Loans receivable at amortized cost(1)	823,770	765,034
Accrued interest	153,181	273,923
Gross loans receivable	976,951	1,038,957
Less: Credit impairment losses	(397,297)	(423,773)
Loans receivable, net of credit impairment losses	579,654	615,184

(1) See Note 27 of Notes to the Consolidated Financial Statements, Section 11 for detailed disclosure.

The following table provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Credit impairment losses as at January 1	26,724	397,297
Changes on initial application of IFRS 9	304,238	-
Transfer from interest receivable credit impairment losses	-	1,782
Charge to statement of profit	67,574	24,694
Write-off	(1,239)	-
Credit impairment losses as at December 31	397,297	423,773

In 2018, the write-off of loans with a total gross carrying amount of RMB1.2 million resulted in the reduction of credit impairment losses by the same amount.

The Group originates loans to customers located primarily in Wuhan City, Hubei Province. The Group’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic. As a result of the COVID-19 outbreak which was first reported on December 31, 2019 in Wuhan, China, the Chinese government imposed a lockdown on the entire Hubei province, travel restrictions and quarantine, the Company’s borrowers and operations have been significantly disrupted. Further, all of our customers are located in Wuhan, China, as a result of the COVID-19 outbreak, government lockdown, travel restrictions, reduced economic activity and quarantines imposed by the Chinese government, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

This geographic concentration of credit exposes the Group to a higher degree of risk associated with this economic region.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

16. Prepaid expenses and others

Prepaid expenses and others consist of the following:

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Prepaid rental to a shareholder(1)	448	-
Receivable from a related party(2)	251	-
Prepaid expenses	184	295
Others	155	-
Total	1,038	295

(1) See Note 27 of Notes to the Consolidated Financial Statements, section 1. Lease of office space from a shareholder for detailed disclosure.

(2) See Note 27 of Notes to the Consolidated Financial Statements, section 2. Subleasing income with a related party for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

17. Property and equipment

The Group’s property and equipment consisted of the following:

	Property	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2018	-	995	408	1,158	2,561
Additions	47,908	-	631	2,765	51,304
At December 31, 2018	47,908	995	1,039	3,923	53,865
Additions	232	-	39	-	271
Disposals	-	(416)	-	-	(416)
At December 31, 2019	48,140	579	1,078	3,923	53,720

Accumulated depreciation
At January 1, 2018	-	889	388	946	2,223
Addition	470	87	3	258	818
At December 31, 2018	470	976	391	1,204	3,041
Depreciation	2,286	-	136	553	2,975
Adjustment	-	(31)	-	-	(31)
Disposals	-	(395)	-	-	(416)
At December 31, 2019	2,756	550	527	1,757	5,590

Net book value
At December 31, 2018	47,438	19	648	2,719	50,824
At December 31, 2019	45,384	29	551	2,166	48,130

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

18. Intangible asset

Acquired computer software
RMB’000
Cost
At January 1, 2018	-
Additions	9
At December 31, 2018 and 2019	9

Accumulated amortization
At January 1, and December 31 2018	-
Amortization	2
At January 1, 2019	2

Net book value
At December 31, 2018	9
At December 31, 2019	7

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

19. Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders. The average annual interest rates were approximately 9.6% and 10.5% at December 31, 2018 and 2019, respectively.

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Loans payable to third parties	110,917	140,558
Loans payable to related parties(1)	79,500	12,333
Loans payable to shareholders(2)	10,000	20,000
Total	200,417	172,891

As of December 31, 2019, loans payable to third parties, related parties and shareholders are all overdue. Although certain loans payable were negotiated with schedule of repayments, the Group is unable to fulfill those obligations due to liquidity issue.

(1) See Note 27 of Notes to the Consolidated Financial Statements, sub-sections 3.1 and 3.2 of Section 3. Loans payable to related parties for detailed disclosure.

(2) See Note 27 of Notes to the Consolidated Financial Statements, sub-sections 4.1 and 4.4 of Section 4. Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

20. Salary and benefit payable

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Salary and benefit payable to employees	895	4,229
Consulting expenses payable to a shareholder’s representatives(1)	516	1,032
Total	1,411	5,261

As of December 31, 2019, due to liquidity issue faced by the Group, the Group is unable to pay its employees.

(1) See Note 27 of Notes to the Consolidated Financial Statements, Section 5. Consulting expenses for representatives from a shareholder for detailed disclosure.

21. Income taxes payable

As of December 31, 2019, Chutian has not been paying its corporate income tax of RMB32.5 million to the China State Taxation Administration since 2018 due to liquidity issue.

22. Interest payable

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Interest payable to third parties	3,234	14,510
Interest payable to related parties(1)	1,662	127
Interest payable to shareholders(2)	243	3,086
Total	5,139	17,723

(1) See Note 27 of Notes to the Consolidated Financial Statements, sub-sections 3.1 and 3.2 of Section 3. Loans payable to related parties for detailed disclosure.

(2) See Note 27 of Notes to the Consolidated Financial Statements, sub-section 4.1 and 4.4 of Section 4. Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

23. Other payable

	As at December 31,
	2018	2019
	RMB’000	RMB’000

Other payable to related parties(1)	27,804	1,735
Accrued expenses	5,734	5,515
Other taxes payable(2)	1,722	1,984
Total	35,260	9,234

(1) See Note 27 of Notes to the Consolidated Financial Statements, Section 6. Reverse merger expenses and operating expenses payable to a related party, Section 7. Advisory expenses payable to a related party, Section 8. Intermediary agreement payable to a related party and Section 9. Funds provided by related parties for payments to certain loans payable for detailed disclosure.

(2) Other taxes payable include value-added taxes, urban construction and maintenance taxes, educational surcharge tax, local education surcharge tax, disability insurance tax, property tax and urban land use tax, which are all outstanding to the State Administration of Taxation since 2018.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

24. Share capital and additional paid-in capital

(a)	Authorized share capital

In June 2010, the Company was incorporated in the Cayman Islands with an authorized share capital of one billion shares, par value of $0.00005, of which 20,000 shares were issued at incorporation. On March 1, 2018, the authorized share capital of the Company increased from $50,000 divided into 1,000,000,000 Ordinary Shares of a par value of $0.00005 each to $100,000 divided into 2,000,000,000 Ordinary Shares of a par value of $0.00005 each by the creation of an additional 1,000,000,000 Ordinary Shares of a par value of $0.00005 each to rank pari passu in all respects with the existing Ordinary Shares.

(b)	Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total	Non- controlling interest	Total equity
	(thousands)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2017	227,717	77	395,924	396,001	99,000	495,001
Shares issued during the year	772,283	248	(222)	26	7	33
Share issuance expenses	-	-	(12,528)	(12,528)	(3,132)	(15,660)
At December 31, 2017	1,000,000	325	383,174	383,499	95,875	479,374
Shares issued during the year	862	1	-	1	-	1
At December 31, 2018	1,000,862	326	383,174	383,500	95,875	479,375
Shares issued during the year	269	*	-	*	-	-
At December 31, 2019	1,001,131	326	383,174	383,500	95,875	479,375

* Less than 1,000.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

25.  Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2018 and 2019, total statutory reserves were RMB17.5 million and RMB23.4 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

26. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Group’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2018 and 2019, total statutory reserves were RMB12.4 million and RMB9.2 million, respectively.

27. Related party transactions

1.	Lease of office space from a shareholder

In September 2012, a ten-year operating lease agreement from October 8, 2012 to October 7, 2022 was entered into with Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, in Wuhan City, Hubei Province, where office space of approximately 1,673 square meters was leased and the office is located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years. The lease was terminated in December 2018. The lease expenses of RMB1.2 million, RMB1.3 million and nil were incurred for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, prepaid rental to a shareholder were RMB0.4 million and nil, respectively.

2.	Subleasing income with a related party

In 2017, 2018 and 2019, a subleasing agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to sublease office spaces of approximately 304 square meters for RMB0.2 million, RMB0.2 million and nil, respectively.

As of December 31, 2018 and 2019, receivable from a related party was RMB0.3 million and nil, respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

27. Related party transactions - continued

3.	Loans payable to related parties

3.1	In 2018, loans payable of RMB60.0 million were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2019, these loans payable and the related interest payable were overdue. The interest expenses were RMB1.4 million and RMB4.7 million in 2018 and 2019, respectively.

As of December 31, 2018 and 2019, loans payable were RMB60.0 million and RMB50.0 million and the related interest payable was RMB1.4 million and RMB5.9 million, respectively.

3.2

In 2018, loans payable of RMB20.0 million were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million was repaid. In 2019, loans payable of RMB17.4 million were further borrowed, loans of RMB14.7 million were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million and interest payable of RMB3.1 million to Hubei New Nature. The interest expenses were RMB0.3 million and RMB3.0 million in 2018 and 2019, respectively.

As of December 31, 2018 and 2019, loans payable were RMB19.5 million and RMB12.3 million and the related interest payable was RMB259,000 and RMB127,000, respectively.

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

27. Related party transactions - continued

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

As of December 31, 2018 and 2019, loans payable were RMB10.0 million and RMB10.0 million, respectively. As of December 31, 2018 and 2019, interest payable was RMB243,000 and RMB1.8 million, respectively.

4.2	In 2017, loans payable of RMB28.6 million were borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum interest from January 2017 to December 2017. The Group paid RMB1.2 million for interest on the loan from Li Ling. The loan and related interest payable were fully repaid in 2017.

4.3	In 2018, a loan payable of RMB5.0 million was borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 10% per annum for 230 days. The interest expense on this borrowing was RMB0.3 million in 2018. The loan and related interest payable were fully repaid in 2018.

4.4	In 2019, loans payable of RMB3.0 million and RMB10.0 million were borrowed from Li Ling, a shareholder who owned 2.5% of the variable interest entity, at 12% per annum for 29 days and 74 days, respectively. At maturity, loan payable of RMB3.0 million and the related interest of RMB29,000 were fully repaid. Loan payable of RMB10.0 million was, however, overdue. On August 27, 2019, Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr Ricky Qizhi Wei in connection with a loan contract dispute. Court issued a preservation order that froze the bank deposits of Chutian and Wei Qizhi in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

27. Related party transactions - continued

4.	Loans payable to shareholders - continued

4.4 - continued

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

As a result of the court ruling mentioned above, the interest expense on these loans was RMB1.3 million in 2019. As of December 31, 2019, loan payable was RMB10.0 million and interest payable was RMB1.3 million.

4.5	In 2017, loans payable of RMB14.0 million were borrowed from Hubei Daily Media Group, a shareholder which owned 20% of the variable interest entity, respectively. The weighted average annual interest rates for interest expenses were 10.0% in 2017. The average duration was 209 days in 2017. The interest expenses were RMB0.8 million in 2017. The loans and related interest payable were fully repaid in 2017.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

27. Related party transactions - continued

5.	Consulting expenses for representatives from a shareholder

Consulting expenses of RMB0.5 million, RMB0.5 million and RMB0.5 million were incurred for two representatives sent from Hubei Daily Media Group, a shareholder who owned 20% of the variable interest entity, for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, consulting expenses payable to these representatives were RMB0.5 million and RMB1.0 million, respectively.

6.	Reverse merger expenses and operating expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, paid reverse merger expenses on behalf of the Company, totaling RMB11.3 million and RMB10.9 million for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB0.7 million were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB22.6 million (see Note 27 of Notes to Consolidated Financial Statements, Section 11).

As of December 31, 2018 and 2019, payable to a related party was RMB22.2 million and RMB0.3 million, respectively.

7.	Advisory expenses payable to a related party

In 2017 and 2018, an advisory agreement was entered into with Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to provide funding advisory services at 2% per annum on funds raised through Wuhan Securities Exchanges for RMB2.5 million and RMB0.7 million, respectively.

As of December 31, 2018 and 2019, advisory expense payable was RMB4,235,000 and nil, respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

27. Related party transactions - continued

8.	Intermediary agreement payable to a related party

In 2016, an intermediary agreement was entered into with Chutian Wealth (Wuhan) Financial Services Co., Ltd, a subsidiary jointly owned by Hubei New Nature Investment Co., Ltd and Hubei Daily Media Group, to assist in fund raising through Wuhan Securities Exchange at 6% per annum on funds raised. In 2017, 2018 and 2019, the intermediary fees were RMB5.3 million, RMB1.7 million and nil, respectively.

As of December 31, 2018 and 2019, intermediary fee payable to a related party was nil and nil, respectively.

9.	Funds provided by related parties for payments to certain loans payable

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

As of December 31, 2018 and 2019, payables to related parties were RMB1.4 million and RMB1.4 million, respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

27. Related party transactions - continued

10.	Loans receivable from related parties

10.1	In 2016, loans receivable of RMB8.0 million were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, this loan was overdue.

10.2	In 2016, loans receivable of RMB3.0 million were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the variable interest entity. The interest received on the loan was nil, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, this loan was overdue.

10.3	In 2017, loans receivable of RMB18.0 million were lent to Wuhan Zhong Ji Gold Co., Ltd at a weighted average interest rate of 25.3% per annum. The loan was related to Ms Wenting Xiao, a shareholder who owned 10.6% of the variable interest entity, whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. The interest received on loan was RMB6.5 million for the year ended December 31, 2017. This loan was fully repaid in 2017.

10.4	In 2017, loans receivable of RMB19.0 million were lent to Wuhan Xin Heng Tai Investment Co., Ltd at a weighted average interest rate of 24.9% per annum. The loan was related to Ms Wenting Xiao, a shareholder who owned 10.6% of the variable interest entity, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. The interest received on loan was RMB4.9 million for the year ended December 31, 2017. This loan was fully repaid in 2017.

11.	Loans receivable novated to a related party

In 2019, certain loans receivable were novated to a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, to offset loans payable of RMB9.9 million, interest payable of RMB3.1 million to Hubei New Nature (see Note 27 of Notes to Consolidated Financial Statements, sub-section 3.2 of Section 3 for detailed disclosure), reverse merger and operating expenses payable of RMB22.6 million (see Note 27 of Notes to Consolidated Financial Statements, Section 6 for detailed disclosure), and advisory expenses payable of RMB4.6 million (see Note 27 of Notes to Consolidated Financial Statements, Section 7 for detailed disclosure).

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

28. Legal proceedings

Property Preservation Proceedings

28.1	On July 16, 2019, Shenzhen Lihe Wantong Commerical Factoring Co., Ltd applied to the Wuhan Wuchang People’s Court for pre-litigation protective measures to be taken against the respondents Chutian and Mr Ricky Qizhi Wei with regards to a contract dispute. On July 31, 2019, the court issued a preservation order freezing a total of RMB12.3 million of deposits in the bank accounts of Chutian and Mr Ricky Qizhi Wei be for a period of one (1) year; and seizing four properties of Mr Ricky Qizhi Wei and Ms Peng Yan, Mr Ricky Qizhi Wei’s wife. The total limit of the property preservation in this matter is RMB29.9 million.

28.2	On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr Ricky Qizhi Wei and Ms Peng Yan, Mr Ricky Qizhi Wei’s wife, Chutian and Hubei New Nature Investment Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr Ricky Qizhi Wei, Ms Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million and RMB12.0 million. Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei and 30% owned by Ms Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately.

28.3	On October 14, 2019, Mr Deng Xinxue, Mr Zhang Xuan and Mr Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, and Chutian in connection with loan contracts dispute. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million, RMB9.0 million and RMB9.0 million, respectively. The court’s ruling was effective immediately.

28.4	On October 15, 2019, the Wuhan Wuchang People’s Court received a Letter of Property Preservation from the Wuhan Arbitration Commission in connection with a loan contract dispute among the applicant Hubei Huaya Investment Co., Ltd and respondents Mr Ricky Qizhi Wei, Ms Peng Yan and Chutian. On October 23, 2019, after review of the letter by the court, the court issued a preservation seizing the bank deposits, or property in the corresponding value, of Mr Ricky Qizhi Wei, Ms Peng Yan, and Chutian in the amount of RMB12.3 million. The Court’s ruling was effective immediately.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

28. Legal proceedings - continued

Property Services Contract Proceeding

28.5	On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment was effected immediately.

Li Ling Loan Dispute Proceeding

28.6	On August 27, 2019, Ms Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr Ricky Qizhi Wei in connection with a loan contract dispute. court issued a preservation order that froze the bank deposits of Chutian and Mr Ricky Qizhi Wei in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until 30 August, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Ms Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Ms Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

28. Legal proceedings - continued

Property preservation proceedings

28.7	On July 24, 2017, Chutian filed an execution case with the Wuhan Wuchang District People’s Court for property preservation on Hubei Sheng Guang Gong Pharmaceutical Co., Ltd and related borrowers. On August 20, 2019, Chutian further filed the real estate valuation report to the court for further processing.

29. Subsequent events

In late December 2019, COVID-19 was discovered in Wuhan City, China. Wuhan City was locked down by the Government on January 23, 2020 for about 61 days. During the lock down in Wuhan City, except for medical workers and essential services, all businesses were mandatory closed and all residents were ordered to stay at home. The Company’s headquarters and operations are located in Wuhan City, China, the epicenter for COVID-19 pandemic. As a result of the government lockdown, travel restrictions and quarantines imposed by the Chinese government, the Company’s operations, financial conditions and cash flows are materially and adversely affected.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

30. Correction of errors - continued

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

30. Correction of errors - continued

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

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

30. Correction of errors - continued

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

A-1

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

A-2

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

A-3

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

A-4

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

A-5