Form 20-F
period 2020-12-31
Dunxin Financial Holdings Ltd
filed 2021-04-29
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

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

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

 (Address of Principal Executive Offices)

Mr. Ricky Qizhi Wei

Chief Executive Officer

Tel: +86-27-88517899

E-mail: ir@dunxin.us

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary shares, par value $0.00005 per share American depositary shares, each representing 48 ordinary shares	DXF	NYSE American LLC * NYSE American LLC

* Not for trading but only in connection with the listing on NYSE American LLC depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 1,002,201,016 ordinary shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each ADS representing the right to receive forty-eight (48) ordinary shares, par value $0.00005 per share;

•	“CBRC” refers to the China Banking Regulatory Commission;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

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

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and an indirect 80% variable interest entity of the Company;

•	“Chutian Holding” refers to Wuhan Chutian Holding Limited, a PRC company;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

•	“HK$” refers to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“IFRS” refers to International Financial Reporting Standards are issued by the International Accounting Standards Board (“IASB”);

•	“microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services.

•	“MOFCOM” refers to the Ministry of Commerce of People’s Republic of China;

•	“PBOC” refers to the People’s Bank of China;

•	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

•	“RMB” and “Renminbi” refer to the legal currency of the PRC;

•	“SAFE” refers to the State Administration of Foreign Exchange;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Shares” or “ordinary shares” refer to our ordinary shares, par value $0.00005 per share;

•	“True Silver” refers to True Silver Limited, a British Virgin Islands company.

•	“U.S. dollars” and “$” refer to the legal currency of the United States; and

•	“VIE” refers to variable interest entity.

Presentation of Our Financial and Operating Data

On December 28, 2017, Honest Plus acquired 91,997,543 Shares and Perfect Lead acquired 22,999,386 Shares for an aggregate purchase price of RMB86,426,660 (or approximately $0.11 per share) pursuant to a Share Purchase Agreement, as amended on October 27, 2016, and on December 10, 2017 (the “Share Purchase Agreement”), by and between Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), Qiming Xu, the chairman and chief executive officer of Xiniya (“Mr. Qiming Xu”), Honest Plus, and Perfect Lead. Ricky Qizhi Wei, our chairman and chief executive officer, is the sole director of Honest Plus and Perfect Lead.

As a condition to the Share Purchase Agreement, on December 10, 2017, Xiniya entered into (1) a Share Transfer Agreement with Qiming Investment pursuant to which Xiniya sold Xiniya Holdings Limited, Xiniya’s wholly-owned subsidiary in Hong Kong, to Mr. Qiming Xu in exchange for a purchase price of RMB228,000,000 (approximately $34,588,428) (“Divestiture”), and (2) a Securities Purchase Agreement with True Silver, a British Virgin Islands company, and Honest Plus pursuant to which Xiniya acquired all of the issued and outstanding shares of True Silver owned by Honest Plus for a purchase price of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 Shares (the “Acquisition”) at RMB1.00 ($0.15) per share. True Silver, through a VIE structure, operates and consolidates eighty percent (80%) of the financial results of Chutian, a Chinese company that engages in the business of micro lending to customers in China. On December 28, 2017, the Divestiture and the Acquisition closed concurrently with the closing of the Share Purchase Agreement (collectively, the “CIB Transaction”). At the closing of the CIB Transaction, the Company discontinued its apparel business and became a microfinance lender in Hubei Province.

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the controlling shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes.

Accordingly and except as otherwise provided, the historical financial statement of True Silver are treated as the historical financial statements of the Company.

This annual report includes our audited consolidated statements of profit and other comprehensive income data for the years ended December 31, 2018, 2019 and 2020, and consolidated statements of financial position data as of December 31, 2019 and 2020.

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

Restatement of 2017 and 2016 Financial Information

We have restated our consolidated financial statements as of and for the years ended December 31, 2016 and 2017 in order to correct certain accounting errors. For discussion of the accounting errors identified and the restatement adjustments, see Note 29 to Consolidated Financial Statements included elsewhere in this annual report. For a description of the material weaknesses in our internal control over financial reporting identified by management and management’s plan to remediate those material weaknesses, see Item 15 — Controls and Procedures. Therefore, as a result of these restatements, the financial information included in this annual report as of and for the years ended December 31, 2016 and 2017 differs from that reported in our annual reports on Form 20-F for year ended December 31, 2017.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to $1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	Any changes in the laws of the PRC or local province that may affect our operation;
•	The impact of COVID-19 on our operations;
•	Inflation and fluctuations in foreign currency exchange rates;
•	Our ability to develop and market our microfinance lending business in the future;
•	Our exposure to risk associated to the geographic concentration of loans in Hubei Province;
•	Our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;
•	Our ability to collect loan principal and interest timely and effectively;
•	Our ability to maintain effective internal control over financial reporting;
•	Our ability to maintain or increase our market share in the competitive markets in which we do business;
•	Our dependence on the growth in demand for our loan products;
•	Our ability to diversify our product offerings and capture new market opportunities;
•	The costs and losses we may incur as a result of current ongoing and future litigation and claims;
•	The costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and
•	The loss of key members of our senior management.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 4. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and the Consolidated Financial Statements included elsewhere in this annual report. The consolidated statements of profit and other comprehensive income and the consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and the consolidated statements of financial position data as of December 31, 2019 and 2020 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

In accordance with IFRS

The tables below set forth selected consolidated financial data under IFRS for the Company for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31
	2016	2017(1)	2018	2019	2020	2020
Selected Statement of Profit and Other Comprehensive Income data	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands, except for per share data)

Interest income on loans	104,896	119,639	141,857	118,396	105,570	15,319

Interest expenses on loans	(22,151)	(33,791)	(26,451)	(19,846)	(21,909)	(3,179)
Business related taxes and surcharges	(1,152)	(674)	(590)	(435)	(304)	(44)
Total interest expense	(23,303)	(34,465)	(27,041)	(20,281)	(22,213)	(3,223)

Net interest income	81,593	85,174	114,816	98,115	83,357	12,096
Allowance for loan losses	(6,360)	(3,580)	(66,904)	(24,694)	(55,264)	(8,019)
Net interest income after provision for loan losses	75,233	81,594	47,912	73,421	28,093	4,077

Non-interest and other income	1,772	815	438	173	21	3

Operating costs and expenses
Sales and marketing	(4,899)	(3,138)	(1,794)	(1,698)	(170)	(25)
General and administrative	(14,937)	(34,895)	(20,368)	(13,280)	(8,090)	(1,174)
Total operating costs and expenses	(19,836)	(38,033)	(22,162)	(14,978)	(8,260)	(1,199)

Profit before income taxes	57,169	44,376	26,188	58,616	19,854	2,881
Income tax expense	(15,221)	(15,550)	(18,033)	-	-	-
Net profit	41,948	28,826	8,155	58,616	19,854	2,881

(1)	Information has been restated in order to correct certain accounting errors. See Note 29 of Notes to Consolidated Financial Statements.

	As of December 31
	2016	2017(1)	2018	2019	2020	2020
Selected Statement of Financial Position Data	RMB	RMB	RMB	RMB	RMB	$
	(amounts in thousands)

Cash, cash equivalents and restricted cash	96,761	21,717	3,188	132	97	15
Total current assets	802,018	853,218	590,937	615,611	663,089	101,623
Total non-current assets	779	15,266	50,833	48,137	45,159	6,921
Total assets	802,797	868,484	641,770	663,748	708,248	108,544
Total current liabilities	223,112	275,600	274,704	237,587	261,944	40,145
Net assets	579,685	592,884	367,066	426,161	446,304	68,399
Total shareholders’ equity	579,685	592,884	367,066	426,161	446,304	68,399

(1)	Information has been restated in order to correct certain accounting errors. See Note 29 of Notes to Consolidated Financial Statements.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 7, which you should read in its entirety.

●

Current ongoing litigation and future litigation, administrative proceedings or legal proceedings resulting from our lending business and liquidity issues have had, may continue to have, a material adverse effect on our lending business, financial conditions and operating results.

●

We have experienced and continue to experience severe liquidity issues resulting from our inability to timely collect payments of loan principal and interest as well as assets and cash being frozen as a result of involvement in various litigation. Our liquidity issues have further severely affected our ability to pay taxes, service providers, employees and others. Due to non-payment of our obligations when due, multiple significant legal proceedings against us were initiated by our shareholders, service providers and others.

●	COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

●	We have experienced an increase in delinquency rates on loans from borrowers since 2019, which have materially and adversely affected our business and results of operations.

●	Our failure to pay taxes may result in penalties, which may materially and adversely affect our business, financial condition and results of operation.

●	Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

●	Our limited operating history makes it difficult to evaluate our business and prospects.

●

Our Chairman and Chief Executive Officer, Mr. Ricky Qizhi Wei, has been, and may continue to be, involved in litigation and legal proceedings involving his other companies and our main operating company.

●	Potential dispute over ownership of our main operating company may adversely affect our business.

●

We have very limited cash and we need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

●

Our microfinance business is subject to extensive regulation and supervision by state, provincial and local government authorities, and we do not strictly adhere to one of the principles under Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province, and may be deemed not be in compliance with the provincial local regulatory policies.

●	Our current operations in China are territorially limited to the Hubei Province, and we lack product and business diversification.

●

Our current corporate structure and business operations may be affected by the newly enacted PRC Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

●

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

●	Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

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

Risk Factors Relating to Our Business

Current ongoing litigation and future litigation, administrative proceedings or legal proceedings resulting from our lending business and liquidity issues have had, may continue to have, a material adverse effect on our lending business, financial conditions and operating results.

We have been, and continue to be, involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. We may choose to litigate against individuals and companies for unpaid loans that are incidental to our lending business. In addition, our lenders and service providers may choose to litigate against us for loans, unpaid fees and other payment obligations that we accrue during the course of our lending business. Since 2019, we have been subject to multiple actions, claims and orders as a result of overdue payments and loan payables to our lenders and service providers. As of December 31, 2020, the aggregate maximum amount of claims we were potentially subject to was RMB98.1 million ($14.1 million). During the course of ongoing legal proceedings, deposits in our bank accounts and properties have been frozen or seized during pre-litigation by court order. Such orders had a material adverse effect on our business, financial conditions and therefore may further affect our liquidity, which may lead to additional legal proceedings against us. Our failure to pay judgments could result in additional seizure of property, freezing of bank deposits and issuances of restrictive court orders which would have a material adverse effect on our business and our operations. In addition, judgments ordering the payment of our obligations or accrual of interest for unpaid payments during current or future litigations would further adversely affect our financial conditions and operating results.

We have experienced and continue to experience severe liquidity issues resulting from our inability to timely collect payments of loan principal and interest as well as assets and cash being frozen as a result of involvement in various litigation. If we are unable to generate or raise additional working capital, we will be unable to fully fund our operations and to otherwise execute our business plan, leading to the further reduction or suspension of our operations and ultimately our going out of business.

In the beginning of 2019, we began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With our loans receivables continuing to be further credit-impaired, we have defaulted on all of our outstanding loans. Our liquidity issues have further severely affected our ability to pay taxes, service providers, employees and others. Due to non-payment of our obligations when due, multiple significant legal proceedings against us were initiated by our shareholders, service providers and others. COVID-19 has further exacerbated our liquidity issues since we have experienced great difficulty in timely collecting payments of loan principal and interest. As a result of the severe financial restraint, we suspended our offering of loans in 2019 and do not expect to resume our loan offerings until most of existing our loan and interest receivable recovers and overall liquidity improves.

We have taken intensive measures to control and cut down costs and expenses and strengthened efforts on collection of loan payables and monetizing loan collaterals as well as secured financial support from related parties. We believe that our currently available working capital and source of funds will be sufficient to operate our business for at least the next twelve months. However, should our efforts to collect loan payments turn out to be unsuccessful, our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, the depletion of our working capital would be accelerated.

To the extent it becomes necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sale of assets, debt or equity securities, funding from shareholders and related parties, debt financing or short-term loans, or a combination of the foregoing. We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot guarantee that we will be able to secure the additional cash or working capital we may require to continue our operations. If we are unable to raise additional capital, we will be unable to fully fund our operations and to otherwise execute our business plan, leading to the further reduction or suspension of our operations and ultimately our going out of business.

COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

Since December 2019, COVID-19 has become widespread in China and many other countries. The epidemic has resulted in mandatory quarantines, travel restrictions, and the temporary closure of stores and facilities in China and other parts of the world for the past few months, and certain areas remain subject to such heightened measures. In March 2020, the World Health Organization declared the COVID-19 a pandemic. As a company headquartered in Wuhan, the epicenter of the pandemic, with substantially all operating activities, revenues and workforce in Wuhan, our results of operations and financial outlook were materially and adversely affected by the outbreak of COVID-19 including, but not limited to, delays in loan payments and collection of accounts receivable, decrease in business development. In response to intensifying efforts to contain the spread of COVID-19, we have implemented adjustments to work schedules to allow workers to work remotely from home, quarantined our employees or our offices, or imposed temporary office closure and travel restrictions.

The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect our operations and future revenue and operating results.

While we have been proactively working with our customers and renegotiating the repayment schedule, we cannot assure you that these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having these or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be closed for disinfection or other remedial measures.

The extent to which the COVID-19 outbreak might impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, among others.

Although China has temporarily controlled the outbreak, there is still possibility of outbreak reoccurrence. For example, during the fourth quarter of 2020, numerous confirmed cases of COVID-19 were identified in several cities and provinces in mainland China. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, variations of virus were recently found on confirmed cases in Britain. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.

We have experienced an increase in delinquency rates on loans from borrowers since 2019, which have materially and adversely affected our business and results of operations.

Starting in January 2020, the outbreak of COVID-19 has significantly impacted the Chinese economy. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China, in particular in Wuhan, the epicenter of the pandemic as well as a city where substantially all our operating activities, workforce and borrowers are concentrated. The economic downturn and government lockdown, travel restrictions and quarantines have adversely impacted the ability of our borrowers to pay our loans, which led to a higher level of delinquency in our outstanding loans. Our borrowers’ failure to timely and fully make payments of loan principal and interest further exacerbates our liquidity issues resulting from the freezing of our cash and assets by court orders and have materially and adversely affected our cash flows and results of operations.

Our failure to pay taxes may result in penalties, which may materially and adversely affect our business, financial condition and results of operation.

In accordance with the Law of the PRC on the Administration of Tax Collection and its Implementation Regulations, where a taxpayer or a withholding agent fails to pay or underpays the amount of tax that should be paid or remitted within the specified time, the tax authorities shall order the taxpayer or withholding agent to pay or remit the tax within the specified time limit, and impose a penalty for late payment on a daily basis at the rate of 0.05% of the amount of tax in arrears from the date the tax payment is defaulted. If the taxpayer or withholding agent still fails to do so on the expiration of the time limit, the tax authorities may recover such unpaid taxes by adopting compulsory enforcement measures, and impose a fine of not less than 50 percent but not more than five times the amount of tax the taxpayer or withholding agent fails to pay or underpays or fails to remit.

As of December 31, 2020, our operating company, Chutian had failed to pay its income tax in the aggregate amount of RMB32.5 million payable to the China State Administration of Taxation due to liquidity issues. As of the date of this annual report, Chutian still owes taxes in the amount of RMB32.5 million. We are actively communicating with the local tax authorities, and making efforts to pay the balance as soon as possible.

As of the date of this annual report, we have not received any order or notice from the local tax authorities to set a specific time limit for us to pay the outstanding taxes referenced above, or impose any penalty for the late tax payment, but we cannot assure you that we will not be subject to any order to pay the taxes within a specific time limit. Despite our efforts to minimize the impact of this matter on us, there are uncertainties whether we will have enough funds to make the tax payment within the time limit set by the tax authorities. If we fail to do so, the tax authorities may recover such unpaid taxes and late payment fees by adopting compulsory enforcement measures such as withholding the taxes from our bank account, or sealing up, auctioning or disposing of our properties. In addition, the tax authorities may even impose a fine on us as prescribed by the laws. If any of the above were to occur, our business, operations and financial position would be materially and adversely affected.

Due to severe financial constraints, we have been unable to pay our employees on regularly scheduled payment dates. Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We are subject to the PRC Labor Contract Law, which governs how and when wages are paid to our employees. Due to the severe financial constraints, we did not pay our employees on regularly scheduled payment dates. If we are found not to be in compliance with the Labor Contract Law and were to assess a penalty against us for our failure to pay the wages we owe on a timely basis, our actual liability could be in excess of due amount. We also might be subject to claims from employees due to late payment of their wages.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Control and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have previously identified material weaknesses in our internal control over financial reporting that, if not remediated, could result in additional material misstatements in our financial statements.

Historically, our management identified and evaluated the control deficiencies that gave rise to the accounting errors, and concluded that those deficiencies, collectively, represented material weaknesses in our internal control over financial reporting as of December 31, 2018. These deficiencies were remediated and we did not identify material weaknesses as of December 31, 2019 and 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that those material weaknesses identified in 2018 will not be recurring in future.

If material weaknesses in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation or otherwise cause a decline in investor confidence.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

In their audit report issued in connection with our financial statements as of and for the years ended December 31, 2019 and December 31, 2020, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. The Company had negative cash flows for the years ended December 31, 2020, 2019 and 2018, the net cash decreased during the year were RMB212,000, RMB3.5 million and RMB17.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. In addition to the uncertain adverse impact of COVID-19 outbreak on the operations of the Company, there is uncertainty related to the outcome of the lawsuits filed against the Company. We have prepared our financial statements on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Our financial statements do not include any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to liquidate our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements. If we are unable to continue as a going concern, our stockholders may lose all or a substantial portion or all of their investment.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in early 2013 and have a limited operating history. Our revenue was RMB141.9 million, RMB118.4 million and RMB105.6 million ($15.3 million) in 2018, 2019 and 2020, respectively. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

The Company’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic. In 2020, despite the fact that epidemic is under stable control in China, the Company’s borrowers and operations still have been significantly disrupted. All of our customers are located in Wuhan, China, as a result of the COVID-19 outbreak, reduced economic activity and quarantines imposed by the Chinese government, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

If we are unable to address any or all of the foregoing risks, our business and results of operations may be materially and adversely affected.

Our Chairman and Chief Executive Officer is currently named in other litigations and legal proceedings, which could affect his involvement in our lending business, and also our business and operations

Our Chairman and Chief Executive Officer, Mr. Ricky Qizhi Wei, has been, and may continue to be, involved in litigation and legal proceedings involving other companies controlled by him in addition to Chutian. Mr. Wei and Hubei Daily Media Group, a 20% shareholder of our VIE Chutian, are also involved in multiple litigations and proceedings. During the course of such proceedings, various bank accounts and properties owned by Mr. Wei has been frozen or seized during pre-litigation by court order. As a result of his involvement in other litigations and legal proceedings, Mr. Wei’s ability to focus his attention towards our business could be severely impacted. In addition, ongoing and future legal proceedings could also harm our reputation within the lending market, which could adversely affect our business and operations.

Potential dispute over ownership of Chutian may adversely affect our business.

In April 2018, Chutian and Hubei Daily Media Group signed a share transfer agreement which would allow Hubei Daily Media Group to exit from its ownership of Chutian. The agreement was for Hubei Daily to sell their interest to Hubei New Nature Investment Co. Ltd, a company that is 80% owned by Chairman Wei. However, as the share transfer did not obtain the approval from the relevant authorities and the consideration was not paid in full, the transaction was not completed and inconclusive. As such, Hubei Daily Media Group is still a shareholder of Chutian but Hubei Daily Media Group may continue to seek to liquidate its position in Chutian, which could adversely affect our business and operations.

We have very limited cash and we need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

As of December 31, 2020, we had cash balances totaled RMB97,000, compared to RMB132,000 as of December 31, 2019.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms and our loan receivables were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 27 of the Consolidated Financial Statements – Legal proceedings for detailed disclosure). As a result, we require additional cash resources due to changed business conditions or other future developments. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009, （湖北省小额贷款公司试点暂行管理办法（鄂金办发[2009]18号）, we should make sufficient credit loss allowances. As of December 31, 2018, 2019 and 2020, credit loss allowance of RMB397.3 million, RMB423.8 million and RMB478.8 million ($73.4 million) were provided, respectively, which represented 40.7%, 40.8% and 42.0% of our outstanding loans, respectively. As of December 31, 2018, 2019 and 2020, delinquent loans that were subject to 100% loan loss allowance, were RMB46.3 million, RMB47.4 million and RMB111.8 million ($17.1 million), respectively. As of December 31, 2018, 2019 and 2020, loans that were written off were RMB1.2 million, nil and nil, respectively.

While we believe that our management uses the best information available to make credit loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or change in accounting guidance, which could negatively affect our results of operations and financial conditions.

We used to heavily rely on obtaining our funding from creditors through various securities exchanges in China. Inability to obtain financing from these securities exchanges or creditors has materially and adversely affected our liquidity and our results of operations.

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

We used to obtain substantially all of our funding from creditors through various securities exchanges in China.

However, we have defaulted on repayment of our loans payable to our creditors since 2019 and, as a result, these securities exchanges have since ceased offering any form of financing to us through their platforms. Our ability in obtaining funding from creditors through these securities exchanges is no longer viable, our business and results of operations are materially and adversely affected.

There are no nationwide laws or regulations that govern our industry.

As of December 2020, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, (Yin Jian Fa No. [2008] 23) (关于小额贷款公司试点的指导意见银监发〔2008〕23号), any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government.

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

The Company’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic. As a result of the COVID-19 pandemic, there has been a significant negative impact on our ability to collect payments for loan principal and interest, cashflow, financial conditions and business operations.

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

Our business is subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

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

In addition, approximately 100% of our revenue comes from Wuhan City in 2020. Therefore, our ability to diversify our economic risks is limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the value of the real property used as collateral in our direct loan business. Such adverse changes in the local economy may have a negative impact on the ability of borrowers to repay their loans and our results of operations and financial condition may be adversely affected.

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

Competition in the microfinance industry is intense and could cause us to lose market share and revenues in the future.

We believe that the microfinance industry is an emerging market in China. According to the PBOC published statistics, as of December 31, 2017 and 2018, September 30, 2019 and December 31, 2020, that a total of 283, 278, 275 and 273 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.7 billion ($4.5 billion), RMB30.6 billion ($4.5 billion) and RMB30.0 billion ($4.6 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million), RMB110.4 million ($16.1 million), RMB111.3 million ($16.2 million) and RMB110.0 million ($16.9 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million), RMB111.2 million ($16.2 million), RMB107.7 million ($15.5 million) and RMB104.4 million ($16.0 million), whereas our outstanding loan portfolio was RMB662.2 million ($101.5 million) as of December 31, 2020.

We face intense competition in the microfinance industry and we believe that the microfinance market is becoming more competitive as this industry matures and begins to consolidate. We currently compete with traditional financial institutions, other microfinance companies, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through Chutian through a series of subsidiaries and a series of contractual arrangements entered into among True Silver, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement the (“VIE Agreements”). As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

Our controlling shareholder has substantial influence over us and its interests may not be aligned with the interests of our other shareholders.

As of April 20, 2021, we had an aggregate of 1,002,201,016 issued and outstanding ordinary shares. Mr. Ricky Qizhi Wei, our Chairman and Chief Executive Officer, beneficially owns an aggregate of approximately 81.3% of our total issued and outstanding ordinary shares, through Honest Plus, Perfect Lead, Luxuriant Mount Limited (“Luxuriant Mount”) and Hesperus Investments Limited (“Hesperus”), which are controlled by Mr. Wei. Honest Plus, Perfect Lead, Luxuriant Mount and Hesperus own approximately 31.4%, 2.3%, 42.5% and 5.1% of our outstanding ordinary shares, respectively. Mr. Wei is (i) the sole director of Honest Plus, Perfect Lead and Luxuriant Mount, (ii) the sole shareholder of Perfect Lead, (iii) an indirect controlling shareholder of Honest Plus and Luxuriant Mount, (iv) beneficial owner of Hesperus. As such, Mr. Wei, through Honest Plus, Perfect Lead, Luxuriant Mount and Hesperus, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company.

In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC Company Guide and as such we are not subject to certain NYSE American Company Guide corporate governance rules including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We have decided to be treated as a “controlled company”, even though the members of our compensation committee and our nominating and governance committee consists solely of independent directors, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE American corporate governance requirements.

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

We do not plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be investors’ sole source of gain for the foreseeable future.

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

Share-based compensation is important to attract and retain key personnel. We may adopt equity incentive plans in the future. Grants of share-based awards under such plans may lead to incurrence of share-based compensation expenses. We will account for compensation costs for all share-based awards using the fair value method and recognize the expenses in our consolidated statement of operations in accordance with the accounting guidance of share-based payment under IFRS, which may materially adversely affect our net profit. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our current and future equity incentive plans.

Risks Related to Our Corporate Structure

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in the PRC through the VIE Agreements. As a result of these VIE Agreements, we manage and operate our microfinance lending business through Chutian pursuant to the rights it holds under our VIE Agreements. A majority of the economic benefit and almost all of the risks arising from Chutian’s operations are ultimately enjoyed and undertaken by the Company under these agreements. Details of the VIE Agreements are set out in “History and Development of the Company”.

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

The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 2.3% in 2020. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay their borrowings, while we may have difficulty expanding our borrowers fast enough, or at all, to offset the impact of decreased loans. In addition, to the extent borrowers’ experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the borrower.

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

The Second Session of the Thirteen National People’s Congress of the People’s Republic of China voted to adopt the Foreign Investment Law of the People’s Republic of China (“the Foreign Investment Law”) on March 15, 2019 which came into effective as of January 1, 2020. The current three major foreign investment laws (the Sino-Foreign Equity Joint Venture Law, Sino-Foreign Cooperative Joint Venture Law and Wholly Foreign Owned Enterprise Law) were replaced by the Foreign Investment Law on January 1, 2020.

The Foreign Investment Law expressly stipulated that “the State protects foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China pursuant to the present Law”; “foreign investors may, according to the present Law, freely remit into or out of China, in Renminbi or any other foreign currency, their contributions, profits, capital gains, income from asset proposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China”; “Foreign investors shall not invest in any field with investment prohibited by the negative list for foreign investment access. Foreign investors shall meet the investment conditions stipulated under the negative list for any field with investment restricted by the negative list for foreign investment access”; “In formulating normative documents concerning foreign investment, the people’s governments at all levels and their departments concerned shall comply with laws and regulations, and if there are no laws or administrative regulations to serve as the basis, they shall not impair foreign-funded enterprises’ legitimate rights and interests or increase their obligations, set any market access and exit conditions, or intervene the normal production and operation activities of any foreign-funded enterprise.”

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 20, 2021, we had 1,002,201,016 ordinary shares outstanding, including 185,660,752 ordinary shares represented by 3,867,932 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ADSs and ordinary shares.

Our currently effective articles of association is our second amended and restated memorandum and articles of association which limit the ability of third parties to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands (As Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Your ADSs represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

The following is a brief description of each of the Company’s subsidiaries:

•	Chutian HK. Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is wholly owned by True Silver.

•	Chutian Holding. Chutian Holding is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016. Chutian Holding has been issued a Business License (unified social credit code: 91420100MA4KPA0H54) by Wuhan Administration for Industry and Commerce on November 4, 2016, and a Recordation Receipt for Establishment of Foreign-Invested Enterprises (recordation No.: Wu Shang Zi Bei 201600006) issued by the Wuhan Commercial Bureau on October 19, 2016.

•	Chutian. Chutian is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, China. Through VIE Agreements, Chutian Holding is deemed to control 80% of Chutian and have rights to consolidate 80% of Chutian’s financial results.

The following is a brief description of the VIE Agreements entered into on August 10, 2017, among Chutian Holding, Chutian and certain shareholders of Chutian, through which we control 80% of Chutian:

•	Exclusive Consigned Management Service Agreement. Pursuant to the Exclusive Consigned Management Service Agreement between Chutian and Chutian Holding, Chutian Holding was appointed as the exclusive services provider to Chutian (including its subsidiaries, branches and any other invested entities) for the following services: comprehensive business support, including but not limited to, daily business management consulting, financial consulting, professionals and technical training during the term of this Agreement in accordance with the terms and conditions of this Agreement. For services rendered to Chutian by Chutian Holding under this Agreement, Chutian Holding is entitled to collect a service fee equal to 80% of the net operating income of Chutian (the “Service Fees”). The Service Fees are due and payable on a quarterly basis; provided, however, in principle, the payment of the Service Fees should not cause any difficulty to the operation of either party to this Agreement. The Exclusive Consigned Management Service Agreement has a term of five (5) years. Chutian is not entitled to unilaterally terminate this Agreement.Chutian Holding has the right to terminate this Agreement by giving a thirty (30) day prior notice to Chutian. This Agreement could be extended based on the originally agreed terms upon expiration if Chutian Holding gives written confirmation before expiration of the agreement. The period of extension will be decided by Chutian Holding, which Chutian is required to unconditionally accept.

•	Exclusive Purchase Option Agreement. Under the Exclusive Purchase Option Agreement, Hubei New Nature Investment Co., Ltd, Ricky Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, and Wenting (Tina) Xiao (collectively “Shareholders holding 80% Equity Interests of Chutian”) irrevocably granted to Chutian Holding, or any third party designated by WFOE, an exclusive purchase option right, at any time to purchase all or part of such shareholders’ current and future equity interests in Chutian, to the extent permitted by PRC laws and regulations. Apart from Chutian Holding or any third party designated by Chutian Holding, no other person has the right to purchase such equity interests in Chutian. Shareholders holding 80% Equity Interests of Chutian are required to transfer their respective equity interests in Chutian to Chutian Holding in accordance with their percentage ownership of such equity interests provided Chutian Holding selects to purchase such shareholders’equity interests. Chutian irrevocably granted to Chutian Holding or any third party designated by Chutian Holding an exclusive purchase option right, at any time to purchase all or a substantial part of Chutian’s assets, to the extent permitted by PRC laws and regulations.

•	Shareholders’ Voting Proxy Agreement. Under the Voting Proxy Agreement, the Shareholders holding 80% Equity Interests of Chutian irrevocably granted and entrusted Chutian Holding or their designee to be their exclusive proxy to exercise their voting rights that they would have at a shareholders’ meeting or by written consent for the maximum period permitted pursuant to the PRC laws and in accordance with and within the limitations of the PRC laws and the then effective articles of association of Chutian, including but not limited to, the following rights:

(a)	to attend and participate in the shareholders’ meetings of Chutian as the voting proxy of the Shareholders holding 80% Equity Interests of Chutian;

(b)	to vote on the matters proposed at the shareholders’ meetings, including, but not limited to, voting on the appointment and election of the directors and supervisors of Chutian;

(c)	to suggest convening the shareholders’ meetings of Chutian; and

(d)	all other voting rights entitled to the shareholders of Chutian as stipulated in the articles of association of Chutian, as amended from time to time.

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

Our ADSs were listed on the New York Stock Exchange on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. Our current ratio of our ADS to ordinary shares is 1:48. Our ADSs were traded under the symbol “XNY” from November 23, 2010 to March 4, 2018, and on March 5, 2018, our ADSs began trading under the symbol “DXF.”

The following diagram illustrates our current corporate structure:

DUNXIN FINANCIAL HOLDINGS LIMITED (CAYMAN ISLANDS)
100%
TRUE SILVER LIMITED (BRITISH VIRGIN ISLANDS)
100%
CHUTIAN FINANCIAL HOLDINGS (HONG KONG) LIMITED (HONG KONG)
100%
Outside China
Inside China
WUHAN CHUTIAN INVESTMENT HOLDINGS CO. LTD. (WFOE) (PRC)
80% VIE arrangement
HUBEI CHUTIAN MICROFINANCE CO., LTD. (PRC)

Our principal executive offices are currently located at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China. The Company’s current telephone number at this address is +86-27-88517899. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our current website is http://hbctxed.com. The information contained on our website does not constitute a part of this annual report. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

B. Business Overview

Overview

We are a lending company primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. We operate our microfinance lending business through our 80% VIE operating company, Chutian. All of our operations are conducted in the PRC through Chutian, which holds all the certificates, business license and other requisite licenses for the microfinance lending businesses.

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

Industry and Market

Under China’s current financial systems, most commercial loans are made by China’s state-owned banks and commercial banks. However, due to concerns over payment risks, the banks in China tend to only lend to large private companies and state-owned companies. The SMEs and individuals have historically been an underserved segment of the Chinese banking market while SME’s represent a significant part of China’s economy.

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

Our Business

We use our website http://hbctxed.com, our membership in certain industry associations to promote and to provide information about our company and our products. After learning about our company and our products, borrowers approached us to apply for their loans. We provide loans to individuals and companies through our credit teams.

Most of our borrowers are individuals and companies. Our typical size loans for individuals are around RMB4.0 million ($0.6 million), and are around RMB7.0 million ($1.1 million) for companies. Upon loan origination, our loans are either guaranteed or secured and have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. However, in 2019, we began to experience defaults on our loans. As of December 31, 2020, loans of an aggregate of principal amount of RMB763.0 million, or 100% of our outstanding loans, were in default. In addition, due to the severe financial restraint, we suspended offering loans to our customers in 2019 and expect to resume our micro-lending business when most of loan and interest receivables recover and overall liquidity improve.

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

Market Opportunity and Growth Strategy

Our objective is to become a leading lending institution that caters to serving the financial needs of consumers and small and medium-sized companies with funding flexibility and limited credit exposure. Despite the extremely limited capital resources and severe financial restraints, we intend to implement a three-pronged growth strategy to restore our operations and expand our Company:

•

Organic Growth: We intend to improve our cash position by our continuous effort to recover existing loan and interest receivables and increase our lending capacity by using the cash generated from operations and by increasing our registered and paid-up capital for Chutian. We plan to optimize our institutional funding sources by working with more diversified institutions, such as commercial banks, insurance companies, consumer finance companies, trust companies, and asset management companies. In order to streamline our business operations, we intend to secure more fixed and longer-term commitment from our institutional funding partners.

We are focusing our business in the fields of commercial loans and enterprise loans. We intend to conduct more business in consumer loans by streamlining our risk management, upgrading the informational technology system, and increasing our manpower.

Currently, our customers are mainly based in the city of Wuhan, but we will seek to expand our customer base to cover the entire Hubei Province. According to the Hubei Provincial Statistics Bureau, the total population of Hubei Province is around 58.85 million, and 10.76 million of them live in Wuhan. We believe that we shall be able to expand into other major cities of Hubei with our brand, established sales team, and increased working capital by actively promoting our company and our loan products via our website and attending activities organized by certain industrial associations.

•

Mergers and Acquisitions: We believe that the microfinance industry is an emerging market in China. According to the PBOC published statistics, as of December 31, 2017 and 2018, September 30, 2019 and December 31, 2020, that a total of 283, 278, 275 and 273 microfinance lending companies were registered in Hubei Province with a combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.7 billion ($4.5 billion), RMB30.6 billion ($4.5 billion) and RMB30.0 billion ($4.6 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB108.1 million ($15.7 million), RMB110.4 million ($16.1 million), RMB111.3 million ($16.2 million) and RMB110.0 million ($16.9 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.8 million ($16.0 million), RMB111.2 million ($16.2 million), RMB107.7 million ($15.5 million) and RMB104.4 million ($16.0 million), whereas our outstanding loan portfolio was RMB662.2 million ($101.5 million) as of December 31, 2020. Based on the data, we believe there are opportunities to consolidate the market when the time is right. We believe that if we were able to consolidate it would enable us to achieve economies of scale, reduce our operation costs, and enter specific regional markets.

•

New Business Line: Our study suggests that blockchain business may add to our traditional microfinance lending business. We believe there will be substantial potential opportunities in blockchain digital currency exchange, cloud computing power, blockchain data center, Bitcoin value-add business and derivatives trading services of digital currency. We plan to explore the business opportunities in the blockchain industry to establish new business models and products.

Employees

As of December 31, 2020, we have 11 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 34, 16 and 11 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth by function the number of our employees as of December 31, 2020:

Function	As of December 31, 2020
Operations	4
Loan Department	1
Risk Management	1
Finance and Administration	5
Total	11

Intellectual Property

As of December 31, 2020, we do not own or have any significant intellectual property rights other than our registered domain name (http://hbctxed.com). It was registered in December, 2020 and will be renewed upon expiration. The Company is not materially dependent on any intellectual property.

Competition

We face growing competition in the microfinance industry and we believe that the microfinance market is becoming more competitive as this industry matures and begins to consolidate. Chutian primarily competes with other microfinance companies in the Hubei Province. According to the PBOC published statistics, as of December 31, 2017 and 2018, September 30, 2019 and December 31, 2020, that a total of 283, 278, 275 and 273 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.7 billion ($4.5 billion), RMB30.6 billion ($4.5 billion) and RMB30.0 billion($4.6 billion) among these microfinance lending companies, respectively. We also compete with traditional financial institutions, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us.

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

Chutian did not meet the guide regarding the ownership limitation of 10%, since there were shareholders who respectively held 30% and 15% of the registered and paid-up capital of Chutian at the establishment of Chutian in February 2013. Currently there are shareholders who hold over 10% of the registered and paid-up capital of Chutian after the increase of Chutian’s registered and paid-up capital from RMB300 million ($43.6 million) to RMB450 million ($65.4 million) in December 2016. However, both the establishment and the increase of registered and paid-up capital of Chutian obtained the approval required by the provincial authority, in accordance with the provincial local regulatory policies, namely Work Guideline on the Pilot of Microfinance Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）issued on April 19, 2012 (see below Local Regulatory Policies in Hubei).

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

Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other PRC sourced passive income of non-resident enterprises. The Implementation Rules reduced the rate from 20% to 10%. The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. Notice on the Implementation of the Fourth Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Announcement [2016] No.12 of the State Administration of Taxation), Announcement of the State Administration of Taxation on the Implementation of the Third Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, Announcement [2011] No.1, Notice on the Implementation of the Second Protocol of Arrangement between Chinese Mainland and Hong Kong SAR on Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (Guo Shui Han [2008] No. 685) and Circular of the State Administration of Taxation on Interpreting and Implementing Some Clauses in the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income(Guo Shui Han [2007] No. 403) have amended the Arrangement accordingly.

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

D. Property, Plant and Equipment

Our principal executive office is located at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 430063, where we moved to this new office which have approximately 1,492 square meters of office space in December 2018.

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

CIB Transaction

On December 28, 2017, Honest Plus acquired 91,997,543 Shares and Perfect Lead acquired 22,999,386 Shares for an aggregate purchase price of RMB86,426,660 (or approximately $0.11 per share) pursuant to the Share Purchase Agreement, by and between Qiming Investment, Mr. Qiming Xu, Honest Plus, and Perfect Lead. Ricky Qizhi Wei, our chairman and chief executive officer, is the sole director of Honest Plus and Perfect Lead.

As a condition to the Share Purchase Agreement, on December 10, 2017, Xiniya entered into (1) a Share Transfer Agreement with Qiming Investment pursuant to which Xiniya sold Xiniya Holdings Limited, Xiniya’s wholly-owned subsidiary in Hong Kong, to Mr. Qminig Xu in exchange for Divestiture, and (2) a Securities Purchase Agreement with True Silver, a British Virgin Islands company, and Honest Plus pursuant to which Xiniya acquired all of the issued and outstanding shares of True Silver owned by Honest Plus for a purchase price of $34,588,428 and the issuance of 772,283,308 Shares at RMB1.00 ($0.15) per share. True Silver, through a VIE structure, operates and consolidates eighty percent (80%) of the financial results of Chutian, a Chinese company that engages in the business of micro lending to customers in China). On December 28, 2017, the Divestiture and the Acquisition closed concurrently with the closing of the Share Purchase Agreement (collectively, the “CIB Transaction”). At the closing of the CIB Transaction, the Company discontinued its apparel business and became a microfinance lending business in Hubei Province.

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

A. Operating Results

Overview

We are a lending company primarily engaging in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the PRC. We typically provide family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. In line with our business environment and funding demands, as well as the risk minimization requirements and increased adaptability to the changes in economy and industry, our mandate is to maintain loan facilities that are small in size and short term and to diversify our customer base into multiple industries.

All of our operations are conducted in the PRC through Chutian, which holds all the approval certificates, business license and other requisite licenses for the microfinance lending businesses.

Key factors that affect operating results

Our operations and assets are located in China. Accordingly, our results of operations, financial condition and prospects maybe affected by China’s economic and regulation conditions in the following aspects: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes to prevailing market interest rates; and (d) a higher rate of bankruptcy. Particularly, as a company headquartered in Wuhan with substantially all operating activities, revenues and workforce in China, our results of operations and financial outlook have been materially and adversely affected by the COVID-19 epidemic. For example, due to the lockdown, travel restrictions and quarantine measures mandated by the governments, our headquarters were forced to close and our employees were unable to return to office until April, 2020. Our collection activities were also significantly limited due to various temporary measures. Moreover, some micro sized enterprises, SMEs, sole proprietors and individuals, who are vulnerable in the face of economic downturn, encountered operational and financial difficulties, which led to the defaults of our loan receivables. Although the epidemic is generally under control in China, vaccines for COVID-19 have been developed and local government implemented the incentive policies to boost the economy, the outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect our results of operations. Although we have generally benefited from China’s economic growth, we are also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

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

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2020, 2019 and 2018 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2018, 2019 and 2020. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2018 RMB	2019 RMB	2020 RMB	2020 $
		(amount in thousands)

Interest income on loans	141,857	118,396	105,570	15,319

Interest expenses on loans	(26,451)	(19,846)	(21,909)	(3,179)
Business related taxes and surcharges	(590)	(435)	(304)	(44)
Total interest expense	(27,041)	(20,281)	(22,213)	(3,223)

Net interest income	114,816	98,115	83,357	12,096
Credit impairment losses	(66,904)	(24,694)	(55,264)	(8,019)
Net interest income after provision for loan losses	47,912	73,421	28,093	4,077

Other interest and other income	438	173	21	3

Operating costs and expenses
Sales and marketing	(1,794)	(1,698)	(170)	(25)
General and administrative	(20,368)	(13,280)	(8,090)	(1,174)
Total operating costs and expenses	(22,162)	(14,978)	(8,260)	(1,199)

Profit before income taxes	26,188	58,616	19,854	2,881
Income tax expense	(18,033)	-	-	-
Net profit	8,155	58,616	19,854	2,881

Profit attributable to:
Equity holders of the Company	6,524	46,893	15,883	2,305
Non-controlling interest	1,631	11,723	3,971	576
Net profit	8,155	58,616	19,854	2,881

Profit attributable to owners of the Company and Non-controlling interests

Profit attributable to owners of the company represents 80% controlling interest of Chutian by us through the VIE arrangement. We are deemed to control 80% of Chutian and have rights to consolidate only 80% of Chutian’s audited financial results, the remaining 20% non-controlling interests relates to 20% interest held by Hubei Daily Media Group.

Comparison of results of operations for the years ended December 31, 2020 and 2019

Interest income on loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans decreased by RMB12.8 million ($1.9 million) or 10.8% from RMB118.4 million in 2019 to RMB105.6 million ($15.3 million) in 2020. We have suspended offering new loans since the second half of 2019. The decrease was primarily attributable to the decrease of present value of interest receivable with time lapse.

Interest expenses on loans

Interest expenses on loans increased by RMB2.1 million ($299,000) or 10.4%. The increase was primarily attributable to increase in guarantee fee provided for the party who provided guarantee for the loan of the Company.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB0.1 million ($19,000) or 30.1% from RMB0.4 million in 2019 to RMB0.3 million ($44,000) in 2020. The decrease was mainly attributable to the decrease in cash receipt on interest income.

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

Allowance for loan losses increased by RMB30.6 million ($4.4 million) or 123.8% from RMB24.7 million in 2019 to RMB55.3 million ($8.0 million) in 2020. The economic and business environment for SMEs remained very challenging. Most of our loan customers were experiencing financial difficulty, additional allowance for loan losses of RMB55.3 million ($8.0 million) were provided in 2020. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Other interest and other income

Other interest and other income decreased by RMB152,000 ($22,000) or 87.9% from RMB173,000 in 2019 to RMB21,000 ($3,000) in 2020. The decrease was primarily attributable to decrease of income from disposal of fixed assets.

Sales and marketing expenses

Sales and marketing expenses decreased by RMB1.5 million ($222,000) or 90.0% from RMB1.7 million in 2019 to RMB170,000 ($25,000) in 2020. The decrease was primarily attributable to the cost control initiative which reduced sales and marketing expenses since we have suspended loan offering since the second half of 2019.

General and administrative expenses

General and administrative expenses decreased by RMB5.2 million ($0.8 million) or 39.1% from RMB13.3 million in 2019 to RMB8.1 million ($1.2 million) in 2020. The decrease was primarily attributable to the reduction of headcounts as part of our cost reduction initiatives.

Income tax expenses

Our income tax expense was nil in 2019 and 2020, primarily due to the fact that accrued interest of Stage 3 credit-impaired loans are not taxable income for tax purposes.

Net profit

As a result of the foregoing, our net profit decreased by RMB38.7 million ($5.6 million) or 66.1% from RMB58.6 million in 2019 to RMB19.9 million ($2.9 million) in 2020.

Comparison of results of operations for the years ended December 31, 2019 and 2018

Interest income on loans

Our interest income on loans decreased by RMB23.5 million ($3.4 million) or 16.6% from RMB141.9 million in 2018 to RMB118.4 million ($17.2 million) in 2019. The decrease was primarily attributable to the novation of loans receivable to a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, to offset payable to Hubei New Nature, which reduced loans receivable by RMB37.1 million and, consequently, reduced interest income on loans.

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

Allowance for loan losses decreased by RMB42.2 million ($6.1 million) or 63.1% from RMB66.9 million in 2018 to RMB24.7 million ($3.5 million) in 2019. The economic and business environment for SMEs remained very challenging. Most of our loan customers were experiencing financial difficulty, additional allowance for loan losses of RMB24.7 million ($3.5 million) were provided in 2019. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

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

 B. Liquidity and Capital Resources

Liquidity

Our ongoing cash requirements include payments of our employees’ salaries and benefits, office expenses, lending to our customers, repayments of our borrowings, taxes and other operational expenses. We fund our loans, working capital and other capital requirements primarily by equity contribution from shareholders, and cash flow from operations.

We had negative cash flows for the years ended December 31, 2020, 2019 and 2018, the net cash decreased during the year were RMB212,000 ($31,000), RMB3.5 million and RMB17.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had cash balances totaled RMB97,000.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default on certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 27 of the Consolidated Financial Statements – Legal proceedings for detailed disclosure). COVID-19 discussed in Note 28 Subsequent Event of the Consolidated Financial Statements has further exacerbated the liquidity issue of the Company.

The Company has taken an intensive review of operations and expenditures, including intensifying loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, which have expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company plans to actively seek equity financing from private placements, so as to enable the Company to meet its liabilities and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

The Company believes that available cash and cash equivalents, future cash provided by operating activities, together with the efforts from aforementioned management’s plan and actions, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term business plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing the Company’s business development activities, suspending the pursuit of its business plan, controlling operating expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Company will raise additional capital if needed.

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	$
	(amount in thousands)

Total borrowings	200,417	172,891	171,569	26,294
Effective interest rate	11.8%	10.9%	12.7%
Average duration of borrowings	130 days	365 days	365 days

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	$
	(amount in thousands)

Net cash generated by/(used in) operating activities	27,266	15,077	(626)	(91)
Net cash (used in) investing activities	(18,385)	(76)	-	-
Net cash (used in) / generated by financing activities	(26,795)	(18,462)	414	60
Net decrease in cash, cash equivalents and restricted cash	(17,914)	(3,461)	(212)	(31)
Cash, cash equivalents and restricted cash at beginning of the year	21,717	3,188	132	19
Exchange losses on cash, cash equivalents and restricted cash	(615)	405	177	26
Cash, cash equivalents and restricted cash at end of the year	3,188	132	97	15

As of December 31, 2020, our cash, cash equivalents and restricted cash amounted to RMB97,000 ($15,000). Our cash, cash equivalents and restricted cash consist of cash on hand, cash deposited in banks and restricted cash at bank.

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

Our net cash used in operating activities for the year ended December 31, 2020 was RMB626,000 ($91,000), which mainly consisted of (i) profit before income tax of RMB19.9 million ($2.9 million) adjusted by credit impairment losses for loans of RMB55.3 million ($8.0 million), (ii) increase in interest payable of RMB18.4 million ($2.7 million) due to non-payment, as mainly offset by decrease in loans receivables of RMB102.3 million ($14.8 million).

Our net cash generated by operating activities for the year ended December 31, 2019 was RMB15.1 million ($2.2 million), which mainly consisted of (i) profit before income tax of RMB58.6 million ($8.4 million) adjusted by credit impairment losses for loans of RMB24.7 million ($3.5 million), (ii) increase in interest payable of RMB12.6 million ($1.8 million) due to non-payment, as mainly offset by decrease in loans receivables of RMB70.1 million ($10.1 million) due to novation of loans receivable to a related party to offset payable to a related party and corresponding decrease in other payable of RMB25.1 million ($3.6 million).

Our net cash generated by operating activities for the year ended December 31, 2018 was RMB27.3 million, which mainly consisted of (i) profit before income tax of RMB26.2 million adjusted by credit impairment losses for loans of RMB66.9 million, (ii) increase in other payable of RMB9.4 million as funds provided by related parties to us for working capital purposes, as mainly offset by increase in loan receivables of RMB79.6 million due to increase in credit impairment losses.

Cash flow used in investing activities

There was no cash generated/used in investing activities for the year ended December 31, 2020.

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

Net cash (used in)/generated by financing activities

Our net cash of RMB414,000 ($60,000) generated by financing activities for the year ended December 31, 2020 was mainly due to received from loan payable.

Our net cash of RMB18.5 million ($2.7 million) used in financing activities for the year ended December 31, 2019, mainly consisted of cash outflows of RMB79.3 million ($11.4 million) for repayments of loans payable, partially offset by cash inflows of RMB48.1 million ($6.9 million) received from loans payable.

Our net cash of RMB26.8 million used in financing activities for the year ended December 31, 2018, mainly consisted of cash outflows of RMB414.9 million in repayments of loans payable, partially offset by cash inflows of RMB308.6 million received from loans payable.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, leasehold improvements, office equipment and furniture, were RMB18.4 million, RMB271,000 and nil in 2018, 2019 and 2020, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any significant trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2020. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)

Debt Obligations	171,569	171,569	-	-	-

Debt obligations represent loans payable to various individuals and companies that are generally due within one (1) year. Loans payable are all overdue and have the weighted average annual interest rate of 12.7% on loans payable.

G. Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

On April 26, 2021, Michael Viotto tendered his resignation as a director, effectively immediately. On April 28, 2021, Duoguang Bei tendered his resignation as a director, effectively immediately. Neither Mr. Viotto’s nor Mr. Bei’s resignation was due to any disagreement with the Company. On April 29, 2021, our board of directors appointed Ms. Michelle Ye Li and Mr. Weitao Liang as directors of the Company to fill in the vacancies created by the resignation of Messrs. Viotto and Bei. Ms. Li will serve as a member of the Nominating and Corporate Governance Committee and chairwoman of the Audit Committee and the Compensation Committee. Mr. Liang will serve as a member of the Audit Committee and the Compensation Committee and chairman of the Nominating and Corporate Governance Committee.

Neither Ms. Li nor Mr. Liang has any family relationships with any director or executive officer of the Company. There are no transactions between the Company and Ms. Li or Mr. Liang that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Dunxin Financial Holdings Limited, 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Ricky Qizhi Wei	53	Director (Chairman); Chief Executive Officer
Xiang (Johnny) Zhou	45	Chief Financial Officer
Weidong Xu	52	Director, Chief Operating Officer
Michelle Ye Li	51	Independent Director
Weitao Liang	38	Independent Director

Ricky Qizhi Wei, Director (Chairman of the Board) and Chief Executive Officer. Mr. Wei became our chairman and chief executive office in December 2017. Mr. Wei, graduating from Wuhan University with an MBA degree, was engaged in savings, credit, project evaluation and other credit management in the Hubei Branch and Huanggang Branch of China Construction Bank in 1991-1992. He entered the Chinese capital market in 2001 through the creation of Hubei New Nature Investment Co., Ltd. and serving as Chairman and General Manager. As one of the pioneers in China’s first securities consulting business, he has been focusing on the middle and long-term equity investment of high-quality enterprises. Having built rich experience in the primary and secondary markets and achieved remarkable investment results, he has a comprehensive and deep understanding of the macro and micro-economic environment.

In March 2013, he led the creation of Chutian and has served as Managing Director till now. By consistently upholding the philosophy of “building a customer-friendly microfinance institution and growing together with corporate clients,” the Company was awarded as one of the “Top 100 Most Competitive Micro-credit Companies in China” for three consecutive years. It always focuses on the development of China’s micro-credit industry, providing clients with the comprehensive and customized credit management services.

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

Xiang (Johnny) Zhou, Chief Financial Officer. Mr. Zhou joined the Company as chief financial officer in March 2021. Mr. Zhou served as Vice General Manager of Neveen Assets Management Co., Ltd. from January to December 2020. From September 2017 to January 2020, Mr. Zhou served as Partner and CFO of Fengying Assets Management Co., Ltd., an assets management company. From July 2016 to August 2017, Mr. Zhou served as Secretary of the Board of Shandong Xinlv Food Corporation Limited, a food processing company. From October 2014 to June 2016, Mr. Zhou has served as CFO of American Lorain Corporation (NYSE American: PLAG), a food processing company. From March 2011 to February 2014, Mr. Zhou has served as Vice President of Halter Finance Group. From August 2002 to February 2011, Mr. Zhou has served as Audit Manager of Shu Lun Pan CPAs (BDO China). Mr. Zhou holds a Bachelor’s degree in Finance from Shanghai University and a Master’s degree in Accounting from University of Macquarie.

Weidong Xu, Director and Chief Operating Officer. Mr. Xu became a director in July 2020. Mr. Xu became our chief operating officer on December 28, 2017 and joined Chutian in 2015. He is currently responsible for the overall operation strategy and business planning, and is also a member of the Chutian’s Risk Management Committee and Innovation Credit Products Team. Mr. Xu graduated from Zhongnan University of Economics and Law with a major in finance and has more than 20 years of financial experience in credit risk management. He is familiar with corporate guarantee, pawn broking, micro-credit and other debt business review management, and has a strong knowhow and practical experience in the due diligence, risk review and post-loan management.

Michelle Ye Li, Director. Ms. Li has served as an independent director of the Company since April 29, 2021. Prior to joining the Company, Ms. Li served as Financial Planning and Analysis Manager of the Citco Group Companies, a financial company in Toronto, Ontario, Canada, from 2016 to 2019, where she managed the production of the annual budget and quarterly forecasts for P&L of 10 legal entities, over 20 departments and about 500 customers. She served as Finance Manager of the Citco Group Companies from 2010 to 2015, where she prepared and completed financial statements and financial reporting and coordinated the provision of information to internal and external auditors for the annual audit, and Senior Corporate Accountant of the Citco Group Companies from 2005 to 2010, where she led day to day accounting and finance functions. She previously served as General Accountant of Downtown Chrysler, a financial company, from 2003 to 2005 and Banking Administrator of E*TRADE from 2001 to 2002, Ms. Li holds a Bachelor’s degree in Finance from Wuhan University. She is a Certified Public Accountant (CPA) and Certified General Accountant (CGA) of Chartered Professional Accountants in Canada. She also completed Front Line Leadership Development from Canadian Association of Management Consultants in Canada (CMC) and Canadian Securities Course (CSC) from Canadian Securities Institute.

Weitao Liang, Director. Mr. Liang has served as an independent director of the Company since April 29, 2021. Mr. Liang has over 14 years’ experience in corporate finance and investment banking. Mr. Liang serves as the head of Global Business Department in China Great Wall Securities Co. Ltd., an investment banking company,  since March 2017, where he is responsible for forming its Hong Kong subsidiary, undertaking cross-border investment banking and financing business development and supervising a team of global asset management. Since Mr. Liang’s joining China Great Wall Securities Co. Ltd. in July 2012, he consecutively served as Executive Director of Investment Bank Quality Control Department from July 2012 to September 2013, Deputy Managing Director of Investment Bank Quality Control Department from September 2013 to March 2014, Deputy Managing Director of Investment Bank Capital Markets Department from March 2014 to March 2015, head of The National Equities Exchange and Quotations (NEEQ) listing business from March 2015 to March 2017. Prior to that, he consecutively worked in the Investment Banking Department of China Merchants Securities Co. Ltd. from June 2007 to September 2008, Investment Banking Strategic Clients Department of China Merchants Securities Co. Ltd., an investment banking company,  from September 2008 to August 2010 and NEEQ Department of China Merchants Securities Co. Ltd. from August 2010 to June 2012. In addition, he has served as the financial advisor of Hainan Hotpot Media Blockchain Science & Tech Co., Ltd. since September 2019, where he provides financing and investment advice. He also served as the M & A advisor of Legend Blockchain & Mining Group Co., Ltd., a blockchain technology company, since November 2019, where he was involved in providing solutions for the acquisition and construction of new BTC mining facilities. Mr. Liang holds a Master’s degree in Engineering Management from City University of Hong Kong, a Master’s degree in Operations Research from Zhejiang University, and a Bachelor’s degree in Mathematics with a minor in Finance from Tongji University.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we incurred an aggregate of approximately RMB2.7 million ($392,000) in compensation to our executive officers and our non-executive directors. For share incentive grants to our directors and executive officers, see “2010 Equity Incentive Plan.”

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

2010 Equity Incentive Plan

We adopted our 2010 Equity Incentive Plan (“2010 Plan”) effective upon the completion of our initial public offering. Our 2010 Plan provided for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2010 Plan is 23,200,000. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business. Our 2020 Plan was automatically terminated on November 29, 2020.

As of December 31, 2020, we have granted 1,069,615 restricted stock units to independent directors and Chief Financial Officer under the 2010 Plan.

C. Board Practices

Board of Directors

Mr. Wei beneficially owns indirectly approximately 81.3% of our outstanding ordinary shares and therefore we are a “controlled company” as defined in Section 801 of the NYSE American Company Guide. As a result, we are exempt from certain of the NYSE American Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

Our board of directors currently consists of four (4) directors, two (2) of whom are independent directors. We maintain a nominating and corporate governance committee and a compensation committee comprised solely of independent directors.

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

Committees of the Board of Directors

Our Board of Directors currently has a standing audit committee, a compensation committee and a nominating and corporate governance committee. The Company Guide requires U.S. domestic listed companies to have an audit committee of at least three (3) members. These requirements differ from the Companies Act. As described below, our audit committee, compensation committee and nominating and corporate governance committees composed of two (2) members, all of whom are independent directors.

Audit Committee

Our audit committee consists of Ms. Li and Mr. Liang and is chaired by Ms. Li. Each of Ms. Li and Mr. Liang satisfies the “independence” requirements of Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ms. Liang and Mr. Li and is chaired by Ms. Li. Each of Mr. Liang and Ms. Li satisfies the “independence” requirements of the Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Li and Mr. Liang, and is chaired by Mr. Liang. Each of Ms. Li and Mr. Liang satisfies the “independence” requirements of the Company Guide. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2020, we have 11 full-time employees. We have entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 34, 16, and 11 employees as of December 31, 2018, 2019, and 2020, respectively. The following table sets forth by function the number of our employees as of December 31, 2020:

Function	As of December 31, 2020
Operations	4
Loan Department	1
Risk Management	1
Finance and Administration	5
Total	11

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 1,002,201,016 of our ordinary shares outstanding as of April 20, 2021, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name and Address of Beneficial Owner	Nature of Shares	Percentage of Beneficial Ownership
Directors and Executive Officers
Ricky Qizhi Wei	815,280,237(1)	81.3%
Michelle Ye Li	-	-
Weitao Liang	-	-
Xiang (Johnny) Zhou	-	-
Weidong Xu	-	-
Directors and Executive Officers as a Group (five persons)	815,280,237	81.3%

___________

(1)

Includes 22,999,386 ordinary shares held by Perfect Lead, 314,857,514 ordinary shares held by Honest Plus, 426,004,031 ordinary shares held by Luxuriant Mount and 51,419,306 ordinary shares held by Hesperus. Mr. Wei is (i) the sole director of Honest Plus, Perfect Lead and Luxuriant Mount, (ii) the sole shareholder of Perfect Lead, (iii) an indirect controlling shareholder of Honest Plus and Luxuriant Mount, (iv) the beneficial owner of Hesperus.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of April 20, 2021, we had 1,002,201,016 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 185,660,752 ordinary shares or 3,867,932 ADSs or approximately 18.5% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

1. Lease of office space from a shareholder

In September 2012, a ten-year operating lease agreement from October 8, 2012 to October 7, 2022 was entered into with Hubei Daily Media Group, a shareholder who owned 20% of the VIE, in Wuhan City, Hubei Province, where office space of approximately 1,673 square meters was leased and the office is located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years. The lease was terminated in December 2018. The lease expenses of RMB1.3 million, nil and nil were incurred for the years ended December 31, 2018, 2019 and 2020, respectively.

2. Loans payable to related parties

2.1 In 2018, loans payable of RMB60.0 million were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2020, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million and RMB4.7 million in 2019 and 2020, respectively.

As of December 31, 2019 and 2020, loans payable were RMB50.0 million and RMB50.0 million and the related interest payable was RMB5.9 million and RMB10.3 million, respectively.

2. Loans payable to related parties - continued

2.2 In 2018, loans payable of RMB20.0 million were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million was repaid. In 2019, loans payable of RMB17.3 million were further borrowed, loans of RMB14.7 million were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million and interest payable of RMB3.1 million to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million and interest payable of RMB0.5 million to Hubei New Nature. The interest expenses were RMB3.0 million and RMB1.4 million in 2019 and 2020, respectively.

As of December 31, 2019 and 2020, loans payable were RMB12.3 million and RMB11.0 million and the related interest payable was RMB127,000 and RMB1.0 million, respectively.

3. Loans payable to shareholders

3.1 In June 2017, a loan payable of RMB10.0 million was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million and RMB1.3 million in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2020, the loan payable and interest payable were overdue.

As of December 31, 2019 and 2020, loans payable were RMB10.0 million and RMB10.0 million, respectively. As of December 31, 2019 and 2020, interest payable was RMB1.8 million and RMB4.2 million, respectively.

3.2 In 2019, loans payable of RMB3.0 million and RMB10.0 million were borrowed from Li Ling, a shareholder who owned 2.5% of the VIE, at 12% per annum for 29 days and 74 days, respectively. At maturity, loan payable of RMB3.0 million and the related interest of RMB29,000 were fully repaid. Loan payable of RMB10.0 million was, however, overdue. On August 27, 2019, Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Ricky Qizhi Wei in connection with a loan contract dispute. Court issued a preservation order that froze the bank deposits of Chutian and Mr. Ricky Qizhi Wei in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr. Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

3. Loans payable to shareholders – continued

On July 27, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements.

As a result of the court ruling mentioned above, the interest expense on these loans was RMB2.0 million in 2020. As of December 31, 2020, loan payable was RMB10.0 million and interest payable was RMB3.3 million.

4. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB0.5 million, RMB0.5 million and RMB0.5 million were incurred for two representatives sent from Hubei Daily Media Group, a shareholder who owned 20% of the VIE, for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, consulting expenses payable to these representatives were RMB0.5 million, RMB1.0 million and RMB1.5 million, respectively.

5. Reverse merger expenses and guarantee expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, paid reverse merger expenses on behalf of the Company, totaling RMB11.3 million and RMB10.9 million for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB0.7 million were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB22.6 million. In 2020, certain operating expenses of RMB2.8 million were paid by Hubei New Nature on behalf of the Company. Also, in 2020, certain loan receivables were novated to Hubei New Nature of RMB1.3 million (see Note 26 of Notes to Consolidated Financial Statements, Section 5).

In addition, guarantee expenses of RMB0.4 million and RMB2.8 million were incurred for Hubei New Nature for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, payables to Hubei New Nature were RMB0.3 million and RMB4.5 million, respectively.

6. Funds provided by related parties for payments to certain loans payable

In 2018, fund of RMB954,000 was provided by Wuhan Xin Heng Tai Investment Co., Ltd(“Xin Heng Tai”) and fund of RMB412,000 was provided by Wuhan Zhong Ji Gold Co., Ltd (“Zhong Ji”) for payments to certain loans payable, interest payable and listing service fee. Xin Heng Tai is related to Ms. Wenting Xiao, a shareholder who owned 10.6% of the Group’s VIE, whom is a general manager of Xin Heng Tai. Zhong Ji is also related to Ms. Wenting Xiao whom is a member of the supervisory committee of Zhong Ji. These funds were provided without interest and with no fixed terms of repayment. In 2020, payable of RMB954,000 to Xin Heng Tai and RMB412,000 to Zhong Ji was novated to Hubei New Nature Investment Co., Ltd.

As of December 31, 2018, 2019 and 2020, payables to Xin Heng Tai and Zhong Ji were RMB1.4 million, RMB1.4 million and nil, respectively.

7. Loans receivable from related parties

7.1 In 2016, loans receivable of RMB8.0 million were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, this loan was overdue.

7.2 In 2016, loans receivable of RMB3.0 million were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, this loan was overdue.

8. Loans receivable novated to a related party

In 2020, certain loans receivable were novated to a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, to offset loans payable of RMB1.7 million and interest payable of RMB0.5 million.

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

As of December 31, 2020, Chutian has been involved in multiple significant legal proceedings as claimants against various borrowers and guarantors, which are incidental to the lending business. During 2020, Chutian and our Chairman and Chief Executive Officer, Mr. Ricky Qizhi Wei, have also been involved in multiple significant legal proceedings which resulted in final rulings by the courts for pre-litigation property preservation or pre-litigation protective measures. In addition, Chutian and Mr. Wei have been the defendants in legal proceedings in connection with the payment of property services fee and a loan dispute.

Proceedings incidental to our lending business

On July 24, 2017, Chutian filed an execution case with the Wuhan Wuchang District People’s Court for property preservation on Hubei Sheng Guang Gong Pharmaceutical Co., Ltd and related borrowers. On August 20, 2019, Chutian further filed the real estate valuation report to the court for further processing. In August 2020, the secured real estate were auctioned for RMB2.56 million. However,  as of the date of this annual report, the proceeds are still held by Wuhan Wuchang People’s Court pending resolution of various ongoing legal proceedings.

Property Preservation Proceedings

On July 16, 2019, Shenzhen Lihe Wantong Commerical Factoring Co., Ltd (深圳立合旺通商业保理有限公司)(“Shenzhen Lihe Wangtong”) applied to the Wuhan Wuchang People’s Court for pre-litigation protective measures to be taken against the respondents Chutian and Mr. Ricky Qizhi Wei with regards to a contract dispute. On July 31, 2019, the court issued a preservation order freezing a total of RMB12.3 million of deposits in the bank accounts of Chutian and Mr. Ricky Qizhi Wei for a period of one (1) year; and seizing four properties of Mr. Ricky Qizhi Wei and Ms. Peng Yan, Mr. Ricky Qizhi Wei’s wife. The total limit of the property preservation in this matter is RMB29.9 million. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order.

On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd (湖北长江小额贷款有限公司) (“Hubei Changjiang”) applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr. Ricky Qizhi Wei and Ms. Peng Yan, Mr. Ricky Qizhi Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Ricky Qizhi Wei, Ms. Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million and RMB12.0 million. Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei and 30% owned by Ms. Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately. In July 2020, Hubei Changjiang applied for court enforcement and execution, which was accepted.

On October 14, 2019, Mr. Deng Xinxue, Mr. Zhang Xuan and Mr. Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd (湖北善银财富管理有限公司), a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, and Chutian in connection with loan contract disputes. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million, RMB9.0 million and RMB9.0 million, respectively. The court’s ruling was effective immediately. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order.

On October 15, 2019, the Wuhan Wuchang People’s Court received a Letter of Property Preservation from the Wuhan Arbitration Commission in connection with a loan contract dispute among the applicant Hubei Huaya Investment Co., Ltd (湖北华亚投资有限公司) and respondents Mr. Ricky Qizhi Wei, Ms. Peng Yan, and Chutian. On October 23, 2019, after review of the letter by the court, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Ricky Qizhi Wei, Ms. Peng Yan, and Chutian in the amount of RMB12.3 million. In August 2020, the parties entered into a mediation agreement whereby Mr. Wei and Ms. Yan agreed to pay the loan principal with penalty interests and costs in connection with the legal proceeding while Chutian, as the third respondent, will be responsible for 50% of the liabilities of Mr. Wei and Ms. Yan under the mediation agreement, should they fail to make the payments. As of the date of this annual report, Mr. Wei and Ms. Yan are still making payments pursuant to the mediation agreement.

Property Services Contract Proceeding

On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment became effective immediately. On November 10, 2020, court issued a preservation order that froze the assets of Chutian in the maximum amount of RMB220,000 or to seize or attach property in the corresponding value. On December 18, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements within five years.

In August, 2019, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on October 12, 2020. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from September 1, 2019 to April 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB310,311 for the period from September 1, 2019 to April 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB310,311 and based on the People’s Bank of China lending interest rate for the period from September 11, 2020 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment was effected immediately. As of the date of this annual report, the judgment has not be enforced.

Li Ling Loan Dispute Proceeding

On August 27, 2019, Ms. Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Ricky Qizhi Wei in connection with a loan contract dispute. The court issued a preservation order that froze the bank deposits of Chutian and Mr. Ricky Qizhi Wei in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Ms. Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Ms. Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr. Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

On July 27, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements.

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

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act and the common law of the Cayman Islands.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

General.

Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends.

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. As a matter of Cayman Islands corporate law, we may declare and pay a dividend on its shares out of either profit or share premium account. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights.

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of two shareholders who hold at least one-third of our issued and outstanding ordinary shares and entitled to vote, at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our issued and outstanding ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes attaching to the ordinary shares cast at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to the Memorandum and Articles of Association.

Transfer of Ordinary Shares.

Subject to the restrictions of the Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without reason. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•

a fee of such maximum sum as the exchange on which the ordinary shares are listed may determine to be payable or such lesser sum as the directors may from time to time require is paid in respect thereof;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the share capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption and Repurchase of Ordinary Shares.

Subject to the provisions of the Companies Act, we may issue ordinary shares on terms that are subject to redemption, at our option or at the option of the holders, in such manner as the board may determine before the issue of such ordinary shares. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation.

Variation of Rights of Shares.

Whenever the capital of the Company is divided into different classes, all or any of the special rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any relevant class and the provisions of the Companies Act, only be materially adversely varied or abrogated either with the written consent of a majority of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Inspection of Books and Records.

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Changes in Capital.

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, and subject to the Companies Act, reduce our share capital and any capital redemption reserve in any manner authorized by law.

EXEMPTED COMPANY

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

DIFFERENCES IN CORPORATE LAW

The Companies Act is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

Shareholders of a Cayman constituent company who dissent from the merger or consolidation have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority".

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Memorandum and Articles of Association

Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and the Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Memorandum and Articles of Association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by one month's notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of director resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of the Memorandum and Articles of Association

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may materially adversely vary or abrogate the rights attached to any class only with the written consent of a majority of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law and the Memorandum and Articles of Association, the Memorandum and Articles of Association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by the Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on the ADSs would constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs representing ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE American, as our ADSs are. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we intend to treat Chutian as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to eighty percent (80%) of Chutian’s economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Chutian for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of our ADSs at the end of our 2021 taxable year, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2021 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE American, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE American, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE American for this purpose for the calendar year ending December 31, 2021. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which you hold stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with your original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If you do not make a mark-to-market election for the first taxable year in which you hold stock of a PFIC but you subsequently make the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form that may be required by future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, or any reportable election (including a mark-to-market election) on an annual basis as described in the Instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. You should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.

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

D. American Depositary Shares

Fees and Charges Payable to the Depositary

Deutsche Bank Trust Company Americas, the depositary of our ADS facility, may charge the following service fees, provided, however, that no fees shall be payable upon distribution of cash dividends so long as the charging of such fee is prohibited by the NYSE American, upon which the ADSs are listed:

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2020, loans payable to third parties raised through various securities exchanges and from shareholders, amounting to RMB140.6 million and RMB20 million, respectively, were overdue. Interests payable for those loans were RMB25.7 million and RMB7.5 million, respectively. Certain loans payable were negotiated for revised repayment terms.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2020.

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

As a result of the remedial actions taken, there was no material weaknesses for the fiscal year ended December 31, 2020.

Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

C. Attestation Report for the Independent Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Michelle Ye Li qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2019 and 2020, respectively.

	Year Ended December 31,
	2019	2020
	RMB	RMB	$
	(in Thousands)

Audit fees(1)	1,392	896	137
Audit-related fees(2)	-	78	12

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31,2020.

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

-

Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members. These requirements differ from the Companies Act. We currently have two (2) members, all of whom are independent directors.

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

Controlled Company

We are a “controlled company” as defined in Section 801 of the NYSE American Company Guide. As a result, we are exempt from certain of the NYSE American Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Act with respect to these issues.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for our financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

The following exhibits are furnished along with this annual report or are incorporated by reference as indicated.

Number	Description of Exhibit
1.1

Second Amended and Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited Shares (incorporated herein by reference to Exhibit 1.1 to the Company’s Form 20-F filed on April 30, 2018).

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Company’s Form F-1/A Registration Statement (File No. 333-170368) filed on November 10, 2010).

2.2

Form of Deposit Agreement, including form of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the Company’s Form F-6 Registration Statement (File No. 333-170368) filed on November 22, 2010).

2.3

Form of Amendment to Deposit Agreement including form of American Depositary Receipts (incorporated herein by reference to Exhibit (a)(2) to the Company’s Form F-6/A Registration Statement (File No. 333-170489) filed on November 25, 2014).

2.4

Form of Second Amendment to Deposit Agreement including form of American Depositary Receipts (incorporated herein by reference to Exhibit (a)(3) to the Company’s Form F-6/A Registration Statement (File No. 333-170489) filed on December 15, 2017).

2.5

Form of Third Amendment to Deposit Agreement including form of American Depositary Receipts (incorporated herein by reference to Exhibit (a)(4) to our Form F-6 Registration Statement (File No. 333-223442) filed on March 5, 2018).

2.6	Description of Securities*

4.1

Share Transfer Agreement, dated December 10, 2017, between China Xiniya Fashion Limited and Qiming Investment Limited (incorporated herein by reference to Exhibit 99.4 to the Company’s Form 6-K furnished on December 11, 2017).

4.2

Securities Purchase Agreement, dated December 10, 2017, by and among China Xiniya Fashion Limited, True Silver Limited, and Honest Plus Investments Limited (incorporated herein by reference to Exhibit 99.5 to the Company’s Form 6-K furnished on December 11, 2017).

4.3

Exclusive Cosigned Management Service Agreement, dated August 10, 2017, by Hubei Chutian Microfinance Co., Ltd. and Wuhan Chutian Investment Holding Co., Ltd (incorporated herein by reference to Exhibit 99.6 to the Company’s Form 6-K furnished on December 11, 2017).

4.4

Exclusive Purchase Option Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li) (incorporated herein by reference to Exhibit 99.7 to the Company’s Form 6-K furnished on December 11, 2017).

4.5

Shareholders’ Voting Proxy Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li) (incorporated herein by reference to Exhibit 99.8 to the Company’s Form 6-K furnished on December 11, 2017).

4.6

Share Pledge Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Co., Ltd. Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li) (incorporated herein by reference to Exhibit 99.9 to the Company’s Form 6-K furnished on December 11, 2017).

4.7

Financial Support Commitment, dated May 8, 2019, from Dunxin Holdings Co., Ltd. (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed with the SEC on November 9, 2020).

4.8

Financial Support Commitment, dated May 8, 2019, from Hubei New Nature Investment (Group) Co., Ltd. (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on November 9, 2020).

4.9	Employment Agreement, dated March 30, 2021, by and between the Company and Xiang (Johnny) Zhou*

8.1

Principal subsidiaries and VIE of Dunxin Financial Holdings Limited. (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on November 9, 2020).

11.1

Code of Business Conduct and Ethics of China Xiniya Fashion Limited (incorporated herein by reference to Exhibit 99.1 to the Company’s Form F-1 Registration Statement (File No. 333-170368) filed on November 22, 2010).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

_________________

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2021

DUNXIN FINANCIAL HOLDINGS LIMITED

By:	/s/ Ricky Qizhi Wei
Name: Ricky Qizhi Wei
Title: Chairman and Chief Executive Officer

DUNXIN FINANCIAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Dunxin Financial Holdings Limited (the “Company”) as of December 31, 2020, the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had negative cash flows for the years ended December 31, 2020, 2019 and 2018, the net cash decreased during the year were RMB212,000, RMB3.5 million and RMB17.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. We also draw attention to Note 27 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. In addition, as discussed in Note 28, the Company faces uncertainty as to the operational impact of the COVID-19 outbreak has had a material adverse effect on the Company’s results of operations, cash flows and liquidity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Credit Impairment Losses Assessment

As described in Notes 14 to the consolidated financial statements, the Company´s consolidated credit impairment losses on loans receivable balances were RMB 478.8 million at December 31, 2020 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for credit impairment losses at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Management calculates the recoverable amount of each loans given under a range of scenarios, including the realization of any collateral held where appropriate. In determining value in use, the recoverable cash flows are based on the strategic plans approved by the Board of Directors. Management’s recoverable cash flows included significant judgements when considering key assumptions which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management’s cash flow projections. As described in Notes 14, increased in credit impairment losses on the loans receivable by RMB 55.3 million as a result of the worsening of macroeconomic conditions in that country and changes in the regulatory environment which affect to the estimation of the margin.

The principal considerations for our determination that performing procedures relating to credit impairment losses assessment is a critical audit matter are there were significant judgments made by management when developing the assessment of the recoverable amount of loans. This in turn led to a high degree of auditor judgement and effort in evaluating management’s key assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s credit impairment losses assessment, including controls over the determination of the recoverable amount of the Company’s loans receivable. These procedures also included, among others, testing management’s process for testing the completeness, accuracy, and relevance of underlying data used in the model and evaluating the significant assumptions used by management. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the degree of fulfilment at the year end of the latest 2020 forecast (2) the consistency with external market and industry data, (3) performing sensitivity analysis, (4) the allocation of the credit impairment losses to the loans receivable and (5) the sufficiency of the Company’s credit impairment losses disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions.

Audit Alliance LLP

Public Accountants and

Chartered Accountants

Singapore

April 29, 2021

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2018, 2019 and 2020

	Notes	2018	2019	2020

Interest income on loans		141,857	118,396	105,570

Interest expense
Interest expenses on loans		(26,451)	(19,846)	(21,909)
Business related taxes and surcharges		(590)	(435)	(304)
Total interest expense		(27,041)	(20,281)	(22,213)

Net interest income		114,816	98,115	83,357
Credit impairment losses		(66,904)	(24,694)	(55,264)
Net interest income after credit impairment losses		47,912	73,421	28,093

Non-interest and other income		438	173	21

Operating costs and expenses
Sales and marketing		(1,794)	(1,698)	(170)
General and administrative		(20,368)	(13,280)	(8,090)
Total operating costs and expenses		(22,162)	(14,978)	(8,260)

Profit before income taxes	10	26,188	58,616	19,854
Income tax expense	11	(18,033)	-	-
Net profit		8,155	58,616	19,854

Net profit attributable to:
Equity holders of the Company	12	6,524	46,893	15,883
Non-controlling interest		1,631	11,723	3,971
Net profit		8,155	58,616	19,854

Other comprehensive income for the year
Net profit		8,155	58,616	19,854
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China		616	(405)	(177)
Total comprehensive income for the year		8,771	58,211	19,677

Total comprehensive income attributable to:
Equity holders of the Company		7,017	46,569	15,742
Non-controlling interests		1,754	11,642	3,935
Total comprehensive income		8,771	58,211	19,677

Basic and diluted earnings per share for the profit attributable to the equity holders of the Company during the year (expressed in RMB per share)	12	0.01	0.05	0.02
Weighted average number of shares outstanding in the year	12	1,000,171,839	1,001,046,568	1,001,575,455

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As at December 31, 2019 and 2020

	Note	2019	2020

ASSETS
CURRENT ASSETS
Cash, cash equivalents and restricted cash	13	132	97
Loans receivable, net of credit impairment losses	14	615,184	662,183
Prepaid expenses and others	15	295	809
Total current assets		615,611	663,089

NON-CURRENT ASSETS
Property and equipment, net	16	48,130	45,153
Intangible asset	17	7	6
Total non-current assets		48,137	45,159

Total assets		663,748	708,248

CURRENT LIABILITIES
Loans payable	18	172,891	171,569
Salary and benefit payable	19	5,261	7,660
Income taxes payable	20	32,477	32,477
Interest payable	21	17,723	36,122
Other payable	22	9,234	14,116
Total current liabilities		237,586	261,944

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the Company
Share capital	23	326	326
Additional paid-in capital		383,174	383,174
Statutory reserve	24	18,706	18,706
General risk reserve	25	9,180	9,180
Currency translation reserve		(169)	(27)
Accumulated losses		(70,288)	(54,316)
Non-controlling interests in equity		85,233	89,261
Total shareholders’ equity		426,162	446,304

Total equity and liabilities		663,748	708,248

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2018, 2019 and 2020

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Retained earnings/ accumulated loss	Total	Non- controlling interests	Total Equity

Balance at January 1, 2018	325	383,174	13,365	9,817	-	(119,611)	287,070	71,768	358,838
Share-based compensation	1	-	-	-	-	550	551	138	689
Appropriation to reserve	-	-	652	68	-	(720)	-	-	-
Other comprehensive loss for the year – currency translation differences	-	-	-	-	(493)	-	(493)	(123)	(616)
Net profit for the year	-	-	-	-	-	6,524	6,524	1,631	8,155
Balance at December 31, 2018	326	383,174	14,017	9,885	(493)	(113,257)	293,652	73,414	367,066
Share-based compensation	-	-	-	-	-	60	60	15	75
Other comprehensive income for the year – currency translation differences	-	-	-	-	324	-	324	81	405
Appropriation to reserve	-	-	4,689	(705)	-	(3,984)	-	-	-
Net profit for the year	-	-	-	-	-	46,893	46,893	11,723	58,616
Balance at December 31, 2019	326	383,174	18,706	9,180	(169)	(70,288)	340,929	85,233	426,162
Share-based compensation	-	-	-	-	-	89	89	22	111
Other comprehensive income for the year – currency translation differences	-	-	-	-	142	-	142	35	177
Appropriation to reserve	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	15,883	15,883	3,971	19,854
Balance at December 31, 2020	326	383,174	18,706	9,180	(27)	(54,316)	357,043	89,261	446,304

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2018, 2019 and 2020

	2018	2019	2020

Cash flow from operating activities
Profit before income taxes	26,188	58,616	19,854
Adjustments for:
Depreciation of property and equipment	818	2,944	2,977
Amortization of intangible assets	-	2	1
Gain on disposal of property and equipment	-	(174)	-
Share-based compensation	689	75	111
Credit impairment losses	66,904	24,694	55,264
Operating profit before changes in working capital	94,599	86,157	78,207
Interest receivables	4,933	7,057	-
Loan receivables	(79,577)	(70,131)	(102,263)
Prepaid expenses and others	(555)	743	(2,250)
Advance from customers	(142)	-	-
Salary and benefit payable	(2,012)	3,850	2,399
Interest payable	1,310	12,584	18,399
Other payable	9,386	(25,183)	4,882
Net cash generated by/(used in) operating activities	27,942	15,077	(626)
Income tax paid	(676)	-	-
Net cash generated by/(used in) operating activities	27,266	15,077	(626)
Cash flow from investing activities
Payment for intangible asset	(9)	-	-
Proceeds from disposal of property and equipment	-	195	-
Payment for property and equipment	(18,376)	(271)	-
Net cash used in investing activities	(18,385)	(76)	-
Cash flow from financing activities
Proceeds received from related party loans	88,000	17,434	414
Repayments of related party loans	(8,500)	(14,693)	-
Proceeds received from shareholders’ loans	5,000	13,000	-
Repayments of shareholders’ loans	(5,000)	(3,000)	-
Proceeds received from loans payable	308,629	48,142	-
Repayments of loans payable	(414,924)	(79,345)	-
Net cash (used in)/generated by financing activities	(26,795)	(18,462)	414

Net decrease in cash, cash equivalents and restricted cash	(17,914)	(3,461)	(212)
Cash and cash equivalents at beginning of year	21,717	3,188	132
Exchange losses on cash, cash equivalents and restricted cash	(615)	405	177
Cash, cash equivalents and restricted cash at end of year	3,188	132	97

Net cash generated by/(used in) operating activities include
Interest received	98,185	3,307	100
Interest paid	(25,769)	(3,709)	(200)
Foreclosure of a pledged property	(18,000)	-	-
Net cash (used in)/generated by financing activities
Loans receivable novated to a related party to offset its related party loans to the Company	-	40,216	1,305

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

1. Organization and principal activities

Dunxin Financial Holdings Limited (the “Company”), formerly known as China Xiniya Fashion Limited, was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, the Company completed the Divestiture and Acquisition transactions (the “Transactions”). In connection with the Divestiture transaction, the Company divested its wholly-owned subsidiary, Xiniya Holdings Limited, a Hong Kong company, to Qiming Investment Limited, a British Virgin Islands company, in exchange for a purchase consideration of RMB228,000,000 ($34,588,428). After the divestiture transaction, the Company did not meet the definition of a business for accounting and financial reporting purposes. In connection with the Acquisition transaction, the Company purchased all of the issued and outstanding ordinary shares of True Silver Limited (“True Silver”) for a cash payment of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 of the ordinary shares at RMB1.00 ($0.15) per share to the shareholders of True Silver. True Silver became the wholly owned subsidiary of the Company. True Silver utilizes a variable interest entity structure to operate and consolidate 80% of the financial results of Hubei Chutian Microfinance Co., Ltd (“Chutian”). Chutian, with a registered capital of RMB450 million, is a joint stock company incorporated under the laws of China specializing in providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei Province, China.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

1. Organization and principal activities – continued

(g)	the comparative figures presented in the consolidated financial statements were that of the True Silver Group; and

(h)

earnings per share for the financial year ended December 31, 2017 reflects the results of the True Silver Group until the date of acquisition and the results of the enlarged Group from the acquisition date.

The principal place of business is 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 430063.

The Company is listed on the NYSE American, the ticker symbol is DXF.

These financial statements are presented in Renminbi, unless otherwise stated.

The consolidated financial statements for the three years ended December 31, 2018, 2019 and 2020 were authorized for issue by resolution of the board of directors on April 25, 2021.

Reporting entities

Dunxin Financial Holdings Limited (the “Company”) is a holding company. The Company, its wholly-owned subsidiaries and variable interest entity are collectively referred to as the “Group”.

The Group is principally engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China (“PRC”). The Group operates its microfinance lending business through the 80% variable interest entity (“VIE”) operating company, Hubei Chutian Microfinance Co., Ltd (“Chutian”). All of the Group’s operations are conducted in the PRC through Chutian, which holds all the approval certificates, business license and other requisite licenses for the microfinance lending businesses.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

1. Organization and principal activities – continued

The following is a brief description of each of the Company’s subsidiaries and variable interest entity:

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

1. Organization and principal activities – continued

As of December 31, 2020, the Company’s subsidiaries and variable interest entity are as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital	Group’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands	$50,000	100%	100%	-	Investment holding

Chutian Financial Holdings (Hong Kong) Limited	Hong Kong	HK$10,000	100%	-	100%	Investment holding

Wuhan Chutian Investment Holdings Co. Ltd	PRC	$3,000,000	100%	-	100%	Investment holding

Variable interest entity
Hubei Chutian Microfinance Co., Ltd	PRC	RMB450,000,000	80%	-	80%	Microfinance lender

An entity, Hubei Kai Wu Small and Micro Economic Research Institute Co. Ltd, was set up in May 2018 with a registered share capital of RMB5 million, where Chutian should subscribe RMB1.365 million of the registered share capital and held 27.3% of the equity interest of this company. However, all shareholders, including Chutian, did not subscribe to the share capital and this company remain dormant as of December 31, 2020.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Through the above contractual arrangements, Chutian Holdings, has obtained 80% of shareholders' voting interest in the VIE, has the right to receive all dividends declared and paid by the VIE and may receive substantially all of the net income of the VIE through the technical support and service fees as determined by Chutian Holdings at its sole discretion. Accordingly, the Group has consolidated the VIE because the Group believes, through the contractual arrangements, (1) Chutian Holdings could direct the activities of the VIE that most significantly affect its economic performance and (2) Chutian Holdings could receive substantially all of the benefits that could be potentially significant to the VIE.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

1. Organization and principal activities – continued

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Group and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Group's ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Group's ability to control the VIE also depends on the Voting Proxy Agreement pursuant to which  Chutian Holdings has the right to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes the rights granted by the Voting Proxy Agreement is legally enforceable but may not be as effective as direct equity ownership.

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

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Group, Chutian Holdings, or the VIE.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

1. Organization and principal activities – continued

Risks in relation to the VIE structure - continued

Certain shareholders of the VIE are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of the VIE. Their interests as beneficial owners of the VIE may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of the VIE, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of the VIE should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of the VIE arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statements information for the Company’s VIE was included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31, 2019 and 2020:

		As of December 31,
		2019	2020
		RMB’000	RMB’000

Total current assets		615,611	663,089
Total non-current assets		48,137	45,159
Total assets		663,748	708,248

Total current liabilities		237,587	261,944
Total liabilities		237,587	261,944

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Interest income on loans	141,857	118,396	105,570
Net profit	8,155	58,616	19,854

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

1. Organization and principal activities – continued

Risks in relation to the VIE structure – continued

The VIE contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated interest income on loans for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIE accounted for an aggregate of 100.0% and 99.9%, respectively, of the consolidated total assets, and 99.3% and 98.7%, respectively, of the consolidated total liabilities.

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholder of the VIE or entrustment loans to the VIE.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2. Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These accounting policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Dunxin Financial Holdings Limited, its subsidiaries and variable interest entity.

2.1 Basis of preparation

(i)        Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

(ii)  Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii)  Liquidity

The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying financial statements have been prepared on a basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements as of December 31, 2020, the Company had negative cash flows for the years ended December 31, 2020, 2019 and 2018, the net cash decreased during the year were RMB212,000, RMB3.5 million and RMB17.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, the Company had cash balances totaled RMB97,000.

The Company has historically met its cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements of the Company are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since securities exchanges have ceased offering any form of financing to the Company through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Compay (see Note 27 – Legal proceedings for detailed disclosure).

The Company has taken an intensive review of operations and expenditures, including intensifying loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, which have expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company plans to activitely seek equity financing from private placements, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.5 Foreign currency translation

(j)Functional and presentation currency

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

(a)assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(b)income and expenses for each consolidated statement of profit and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c)all resulting exchange differences are recognized in other comprehensive income.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.6 Interest

Interest (IFRS 9 – 2018, 2019 and 2020)

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

A contract modification is a change in the scope or interest rate (or both) of a contract that is approved by the parties to the contract. A contract modification exists when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract. When a contract modification is not accounted for as a separate contract, the Group shall account for the contract modification as if it were a part of the existing contract as the remaining services are not distinct and therefore, form part of single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the interest rate, and on the entity’s measure of progress towards complete satisfaction of the performance obligation, is recognized as an adjustment to interest income (either as an increase in or a reduction of interest income) at the date of the contract modification (i.e., the adjustment to interest income is made on a cumulative catch-up basis).

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.8 Financial assets and financial liabilities (IFRS 9 – 2018, 2019 and 2020only)

i Initial recognition and measurement

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.8 Financial assets and financial liabilities (IFRS 9 – 2018, 2019 and 2020 only) - continued

iii Derecognition

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

In transactions in which the Group neither retains or transfers substantially all of the risks and rewards of ownership of a financial asset and its retains control over the asset, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.8 Financial assets and financial liabilities (IFRS 9 –2018, 2019 and 2020 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.8  Financial assets and financial liabilities (IFRS 9 – 2018, 2019 and 2020 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.8 Financial assets and financial liabilities (IFRS 9 –2018, 2019 and 2020 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.8  Financial assets and financial liabilities (IFRS 9 –2018, 2019 and 2020 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.8 Financial assets and financial liabilities (IFRS 9 –2018, 2019 and 2020 only) - continued

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

2.9 Cash, cash equivalents and restricted cash

For the purpose of the consolidated cash flow statements, cash, cash equivalents and restricted cash consist of balances with banks and restricted cash with banks.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.10 Property and equipment

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

2.11 Intangible assets

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.12 Impairment of non-financial assets

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

2.13 Provisions

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.14 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. No awards were made under the plan during the years ended December 31, 2016 and 2017. For the years ended December 31, 2019 and 2020, a total of 269,252 and 1,069,615 ordinary shares were issued to certain directors and a key employee as a share-based compensation, respectively.

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

2.15 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Group’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Group’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2018, 2019 and 2020, are discussed in Note 10.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

2.16 Value added tax (“VAT”)

Interest income in the PRC are subject to VAT at 6% (output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other receivables or other payables in the Consolidated Statement of Financial Position. Revenues, expenses and assets are recognized net of VAT except:

-where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-receivables and payables are stated with VAT included.

2.17 Share capital

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

2.18 Earnings per shares

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

3. Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not mandatory for the year ended December 31, 2020 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 4 Deferral of IFRS 9	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 37 Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 Reference to the Conceptual Framework	January 1, 2022
Annual Improvement 2018-2020 Cycle	January 1, 2022
Amendments to IAS 16 Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1 Classification of Liabilities as Current or Non-Current	January 1, 2022
IFRS 17 Insurance Contracts	January 1, 2023

Management anticipates that all of the relevant pronouncements will be adopted by the Group for the first period following the effective date of the pronouncement. Information on new standards and amendments, that are expected to be relevant, is provided below.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

The Group's current approach is consistent with these requirements, so the application of these amendments did not have a significant impact on the Group's financial position or results in the period.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. This amendment did not have a significant impact on the Group's financial position or results in the period.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

3. Standards issued but not yet effective - continued

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify: (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Group's current practices are in line with these criteria, so the application of these amendments did not have an impact on the Group's financial position or results in the period, nor are they expected to do so in the future.

Conceptual Framework for Financial Reporting

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts, such as removing the probability threshold for recognition and adding guidance on derecognition, or adding guidance on different measurement basis. No changes were made to any of the current accounting standards.

The Group’s accounting policies are still appropriate under the revised Framework, so these amendments had no impact on the Group's financial position or results in the period.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company's PRC subsidiaries are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2020 and 2019 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

5. Credit risk – continued

Maximum exposure to credit risk – Financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Group’s maximum exposure to credit risk on these assets.

	2020
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Loan receivables	-	-	762,992	762,992
Accrued interest	-	-	377,983	377,983
Gross loan receivables	-	-	1,140,975	1,140,975
Loss allowance	-	-	(478,792)	(478,792)
Carrying amount	-	-	662,183	662,183

	2019
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Loan receivables	-	-	765,034	765,034
Accrued interest	-	-	273,923	273,923
Gross loan receivables	-	-	1,038,957	1,038,957
Loss allowance	-	-	(423,773)	(423,773)
Carrying amount	-	-	615,184	615,184

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

6. Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Group-specific and market-wide events.

Liquidity risk management

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2020, the Group does not have funds obtained from banking financial institutions.

As all loans receivable of the Group are credit impaired, the Group is facing significant liquidity issue. Obligations to loans payable, State Taxation Administration, employees and service providers are all over due.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The following table sets out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Assets subject to market risk
Loans receivable	615,184	662,183

Liabilities subject to market risk
Loans payable	172,891	171,569

There has been no change to the manner in which the Group manages and measures it’s market exposure in the current year.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

8. Capital risk

As of December 31, 2020, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

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

According to the relevant laws and regulations applicable in the Hubei Province, the capital requirement for the microfinance industry is that the registered capital shall not be less than RMB50 million. As of December 31, 2020, the registered capital of the VIE was RMB450 million. There is no other capital requirement from the regulatory authority.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

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

	As of December 31, 2020
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	97	97
Loan receivables	662,183	662,183
	662,280	662,280

Financial liabilities
Loans payable	171,569	171,569

The fair values of loans payable are approximately the carrying amount of loans payable as all loans payable are overdue as of December 31, 2020.

	As of December 31, 2019
	Fair value	Carrying amount
	RMB’000	RMB’000
Financial assets
Cash and cash equivalents	132	132
Loan receivables	615,184	615,184
	615,316	615,316
Financial liabilities
Loans payable	172,891	172,891

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

10. Profit before income taxes

Expenses by nature

	Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Depreciation of property and equipment	818	2,944	2,977
Amortization of intangible assets	-	2	1
Directors
- salaries and related costs	1,815	1,704	1,051
- social benefits contribution	130	44	5
- share based compensation	589	50	37
Key management personnel (other than directors)
- salaries and related costs	3,501	2,079	1,563
- social benefits contribution	150	51	5
- share based compensation	100	25	74
Other than directors and key management personnel
- salaries and related costs	1,863	2,653	707
- social benefits contribution	452	456	10

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

11.  Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2018, 2019 and 2020. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2018, 2019 and 2020.

The Company’s income taxes consist of:	Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Current income tax expenses	18,033	-	-
Deferred income tax expenses	-	-	-
Income tax expense	18,033	-	-

The reconciliation between tax expense and accounting profit at applicable PRC tax rates of 25% is as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Profit before income tax	26,188	58,616	19,854

Computed expected income tax expense	6,547	14,654	4,963
Tax effect of non-deductible expenses	17,173	6,260	13,817
Tax effect of tax-exempt entities	1,884	716	804
Tax effect of non-taxable income	(7,571)	(21,630)	(19,584)
Income tax expense	18,033	-	-

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

12.  Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 1,000,171,839, 1,001,046,568 and 1,001,575,455 for 2018, 2019 and 2020, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

Computation of basic and diluted earnings per share:

	2018 RMB’000	2019 RMB’000	2020 RMB’000

Net profit attributable to the equity holders of the Company – numerator for basic and diluted earnings per share	6,524	46,893	15,883

Number of shares in thousands
Weighted average share outstanding – denominator for basic and diluted earnings per share	1,000,172	1,001,047	1,001,575

Basic and diluted earnings per share	0.01	0.05	0.02

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

13. Cash, cash equivalents and restricted cash

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Cash on hand	-	20
Cash at bank	67	11
Restricted cash at bank(1)	65	66
Cash, cash equivalents and restricted cash per consolidated statements of cash flow	132	97

_______________

(1) This related to cash deposits in the bank accounts that are frozen by court order as Chutian was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

14. Loans receivable, net of credit impairment losses

The total loans receivable are comprised of the following:

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Loans receivable at amortized cost(1)	765,034	762,992
Accrued interest	273,923	377,983
Gross loans receivable	1,038,957	1,140,975
Less: Credit impairment losses	(423,773)	(478,792)
Loans receivable, net of credit impairment losses	615,184	662,183

______________

(1)  See Note 26 of Notes to the Consolidated Financial Statements, Section 8 for detailed disclosure.

The following table provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Credit impairment losses as at January 1	397,297	423,773
Transfer from interest receivable credit impairment losses	1,782	-
Charge to statement of profit	24,694	55,264
Novated to a related party	-	(245)
Credit impairment losses as at December 31	423,773	478,792

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

14. Loans receivable, net of credit impairment losses - continued

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

15. Prepaid expenses and others

Prepaid expenses and others consist of the following:

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Prepaid expenses	295	809
Total	295	809

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

16. Property and equipment

The Group’s property and equipment consisted of the following:

	Property	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2019	47,908	995	1,039	3,923	53,865
Additions	232	-	39	-	271
Disposal	-	(416)	-	-	(416)
At December 31, 2019	48,140	579	1,078	3,923	53,720
Addition	-	-	-	-	-
At December 31, 2020	48,140	579	1,078	3,923	53,720

Accumulated depreciation
At January 1, 2019	470	976	391	1,204	3,041
Depreciation	2,286	-	136	553	2,975
Adjustment	-	(31)	-	-	(31)
Disposal	-	(395)	-	-	(395)
At December 31, 2019	2,756	550	527	1,757	5,590
Depreciation	2,286	-	138	553	2,977
At December 31, 2020	5,042	550	665	2,310	8,567

Net book value
At December 31, 2019	45,384	29	551	2,166	48,130
At December 31, 2020	43,098	29	413	1,613	45,153

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

17. Intangible asset

Acquired computer software
RMB’000
Cost
At January 1, 2019	-
Additions	9
At December 31, 2019 and 2020	9

Accumulated amortization
At January 1, 2019	-
Amortization	2
At December 31, 2019	2
Amortization	1
At December 31, 2020	3

At December 31, 2019	7
At December 31, 2020	6

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

18. Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders. The average annual interest rates were approximately 10.9% and 12.7% at December 31, 2019 and 2020, respectively.

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Loans payable to third parties	140,558	140,558
Loans payable to related parties(1)	12,333	11,011
Loans payable to shareholders(2)	20,000	20,000
Total	172,891	171,569

As of December 31, 2020, loans payable to third parties, related parties and shareholders are all overdue. Although certain loans payable were negotiated with schedule of repayments, the Group is unable to fulfill those obligations due to liquidity issue.

______________

(1) See Note 26 of Notes to the Consolidated Financial Statements, sub-sections 2.2 of Section 2. Loans payable to related parties for detailed disclosure.

(2) See Note 26 of Notes to the Consolidated Financial Statements, sub-sections 3.1 and 3.2 of Section 3. Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

19. Salary and benefit payable

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Salary and benefit payable to employees	4,229	6,112
Consulting expenses payable to a shareholder’s representatives(1)	1,032	1,548
Total	5,261	7,660

As of December 31, 2020, due to liquidity issue faced by the Company, the Company is unable to pay its employees on monthly basis.

(1) See Note 26 of Notes to the Consolidated Financial Statements, Section 4. Consulting expenses for representatives from a shareholder for detailed disclosure.

20. Income taxes payable

As of December 31, 2020, Chutian has not been paying its corporate income tax of RMB32.5 million to the China State Administration of Taxation since 2018 due to liquidity issue.

21. Interest payable

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Interest payable to third parties	14,510	27,647
Interest payable to related parties(1)	127	1,009
Interest payable to shareholders(2)	3,086	7,466
Total	17,723	36,122

(1) See Note 26 of Notes to the Consolidated Financial Statements, sub-sections 2.2 of Section 2. Loans payable to related parties for detailed disclosure.

(2) See Note 26 of Notes to the Consolidated Financial Statements, sub-section 3.1 and 3.2 of Section 3 Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

22. Other payable

	As at December 31,
	2019	2020
	RMB’000	RMB’000

Other payable to related parties(1)	1,735	4,610
Accrued expenses	5,515	7,147
Other taxes payable(2)	1,984	2,359
Total	9,234	14,116

(1) See Note 26 of Notes to the Consolidated Financial Statements, Section 5. Reverse merger expenses and operating expenses payable to a related party, and Section 6. Funds provided by related parties for payments to certain loans payable for detailed disclosure.

(2) Other taxes payable include value-added taxes, urban construction and maintenance taxes, educational surcharge tax, local education surcharge tax, disability insurance tax, property tax and urban land use tax, which are all outstanding to the State Administration of Taxation since 2018.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

23. Share capital and additional paid-in capital

(a)Authorized share capital

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

(b)Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total	Non- controlling interest	Total equity
	(thousands)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2018	1,000,000	325	383,174	383,499	95,875	479,374
Shares issued during the year	862	1	-	1	-	1
At December 31, 2018	1,000,862	326	383,174	383,500	95,875	479,375
Shares issued during the year	269	*	-	*	-	-
At December 31, 2019	1,001,131	326	383,174	383,500	95,875	479,375
Shares issued during the year	1,070	*	-	*	-	-
At December 31, 2020	1,002,201	326	383,174	383,500	95,875	479,375

_____________

* Less than 1,000.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

24. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2019 and 2020, total statutory reserves were RMB18.7 million and RMB18.7 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

25. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Group’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2019 and 2020, total statutory reserves were RMB9.2 million and RMB9.2 million, respectively.

26. Related party transactions

1. Lease of office space from a shareholder

In September 2012, a ten-year operating lease agreement from October 8, 2012 to October 7, 2022 was entered into with Hubei Daily Media Group, a shareholder who owned 20% of the VIE, in Wuhan City, Hubei Province, where office space of approximately 1,673 square meters was leased and the office is located at 6th Floor, Block 1, Hubei Daily Cultural Creative Industrial Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years. The lease was terminated in December 2018. The lease expenses of RMB1.3 million, nil and nil were incurred for the years ended December 31, 2018, 2019 and 2020, respectively.

2. Loans payable to related parties

2.1 In 2018, loans payable of RMB60.0 million were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2020, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million and RMB4.7 million in 2019 and 2020, respectively.

As of December 31, 2019 and 2020, loans payable were RMB50.0 million and RMB50.0 million and the related interest payable was RMB5.9 million and RMB10.3 million, respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

26. Related party transactions - continued

2.2 In 2018, loans payable of RMB20.0 million were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million was repaid. In 2019, loans payable of RMB17.3 million were further borrowed, loans of RMB14.7 million were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million and interest payable of RMB3.1 million to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million and interest payable of RMB0.5 million to Hubei New Nature. The interest expenses were RMB3.0 million and RMB1.4 million in 2019 and 2020, respectively.

As of December 31, 2019 and 2020, loans payable were RMB12.3 million and RMB11.0 million and the related interest payable was RMB127,000 and RMB1.0 million, respectively.

3. Loans payable to shareholders

3.1 In June 2017, a loan payable of RMB10.0 million was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million and RMB1.3 million in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2020, the loan payable and interest payable were overdue.

As of December 31, 2019 and 2020, loans payable were RMB10.0 million and RMB10.0 million, respectively. As of December 31, 2019 and 2020, interest payable was RMB1.8 million and RMB4.2 million, respectively.

3.2 In 2019, loans payable of RMB3.0 million and RMB10.0 million were borrowed from Li Ling, a shareholder who owned 2.5% of the VIE, at 12% per annum for 29 days and 74 days, respectively. At maturity, loan payable of RMB3.0 million and the related interest of RMB29,000 were fully repaid. Loan payable of RMB10.0 million was, however, overdue. On August 27, 2019, Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Ricky Qizhi Wei in connection with a loan contract dispute. Court issued a preservation order that froze the bank deposits of Chutian and Mr. Ricky Qizhi Wei in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

26. Related party transactions – continued

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr. Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

On July 27, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements.

As a result of the court ruling mentioned above, the interest expense on these loans was RMB2.0 million in 2020. As of December 31, 2020, loan payable was RMB10.0 million and interest payable was RMB3.3 million.

4. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB0.5 million, RMB0.5 million and RMB0.5 million were incurred for two representatives sent from Hubei Daily Media Group, a shareholder who owned 20% of the VIE, for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, consulting expenses payable to these representatives were RMB 0.5 million, RMB1.0 million and RMB1.5 million, respectively.

5. Reverse merger expenses and guarantee expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, paid reverse merger expenses on behalf of the Company, totaling RMB11.3 million and RMB10.9 million for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB0.7 million were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB22.6 million. In 2020, certain operating expenses of RMB2.8 million were paid by Hubei New Nature on behalf of the Company. Also, in 2020, certain loan receivables were novated to Hubei New Nature of RMB1.3 million.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

26. Related party transactions - continued

In addition, guarantee expenses of RMB0.4 million and RMB2.8 million were incurred for Hubei New Nature for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, payable to a related party was RMB0.3 million and RMB4.5 million, respectively.

6. Funds provided by related parties for payments to certain loans payable

In 2018, fund of RMB954,000 was provided by Wuhan Xin Heng Tai Investment Co., Ltd (“Xin Heng Tai”) and fund of RMB412,000 was provided by Wuhan Zhong Ji Gold Co., Ltd (“Zhong Ji”) for payments to certain loans payable, interest payable and listing service fee. Wuhan Xin Heng Tai Investment Co., Ltd is related to Ms. Wenting Xiao, a shareholder who owned 10.6% of the Group’s VIE, whom is a general manager with Wuhan Xin Heng Tai Investment Co., Ltd. Wuhan Zhong Ji Gold Co., Ltd is also related to Ms. Wenting Xiao whom is a member of the supervisory committee with Wuhan Zhong Ji Gold Co., Ltd. These funds were provided without interest and with no fixed terms of repayment. In 2020, payable of RMB954,000 to Xin Heng Tahi and RMB412,000 to Zhongji was novated to Hubei New Nature Investment Co., Ltd.

As of December 31, 2018, 2019 and 2020, payables to Xin Heng Tai and Zhong Ji were RMB1.4 million, RMB1.4 million and nil, respectively.

7. Loans receivable from related parties

7.1 In 2016, loans receivable of RMB8.0 million were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, this loan was overdue.

7.2 In 2016, loans receivable of RMB3.0 million were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, this loan was overdue.

8. Loans receivable novated to a related party

In 2020, certain loans receivable were novated to a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, to offset loans payable of RMB1.7 million and interest payable of RMB0.5 million.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

27. Legal proceedings

Proceedings incidental to our lending business

27.1 On July 24, 2017, Chutian filed an execution case with the Wuhan Wuchang District People’s Court for property preservation on Hubei Sheng Guang Gong Pharmaceutical Co., Ltd and related borrowers. On August 20, 2019, Chutian further filed the real estate valuation report to the court for further processing. In August 2020, the secured real estate has been auctioned for RMB2.56 million. However, as of the date of this annual report, the proceeds are still held by Wuhan Wuchang People’s Court pending resolution of various ongoing legal proceedings.

Property Preservation Proceedings

27.2 On July 16, 2019, Shenzhen Lihe Wantong Commerical Factoring Co., Ltd (深圳立合旺通商业保理有限公司)( “Shenzhen Lihe Wangtong”) applied to the Wuhan Wuchang People’s Court for pre-litigation protective measures to be taken against the respondents Chutian and Mr. Ricky Qizhi Wei with regards to a contract dispute. On July 31, 2019, the court issued a preservation order freezing a total of RMB12.3 million of deposits in the bank accounts of Chutian and Mr. Ricky Qizhi Wei for a period of one (1) year; and seizing four properties of Mr. Ricky Qizhi Wei and Ms. Peng Yan, Mr. Ricky Qizhi Wei’s wife. The total limit of the property preservation in this matter is RMB29.9 million. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order.

27.3 On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd (湖北长江小额贷款有限公司) (“Hubei Changjiang”)applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr. Ricky Qizhi Wei and Ms. Peng Yan, Mr. Ricky Qizhi Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Ricky Qizhi Wei, Ms. Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million and RMB12.0 million. Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei and 30% owned by Ms. Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately. In July 2020, Hubei Changjiang applied for court enforcement and execution.

27.4 On October 14, 2019, Mr. Deng Xinxue, Mr. Zhang Xuan and Mr. Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd (湖北善银财富管理有限公司), a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, and Chutian in connection with loan contract disputes. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million, RMB9.0 million and RMB9.0 million, respectively. The court’s ruling was effective immediately. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order.

27.5 On October 15, 2019, the Wuhan Wuchang People’s Court received a Letter of Property Preservation from the Wuhan Arbitration Commission in connection with a loan contract dispute among the applicant Hubei Huaya Investment Co., Ltd (湖北华亚投资有限公司) and respondents Mr. Ricky Qizhi Wei, Ms. Peng Yan, and Chutian. On October 23, 2019, after review of the letter by the court, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Ricky Qizhi Wei, Ms. Peng Yan, and Chutian in the amount of RMB12.3 million. The Court’s ruling was effective immediately. In August 2020, the parties entered into a mediation agreement whereby Mr. Wei and Ms. Yan agreed to pay the loan principal with penalty interests and costs in connection with the legal proceeding while Chutian, as the third respondent, will be responsible for 50% of the liabilities of Mr. Wei and Ms. Yan under the mediation agreement, should they fail to make the payments. As of the date of this annual report, Mr. Wei and Ms. Yan are still making payments pursuant to the mediation agreement.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

27. Legal proceedings - continued

Property Services Contract Proceeding

27.6 On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment became effective immediately. On November 10, 2020, court issued a preservation order that froze the assets of Chutian in the maximum amount of RMB220,000 or to seize or attach property in the corresponding value. On December 18, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements within five years.

In August, 2019, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on October 12, 2020. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from September 1, 2019 to April 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB310,311 for the period from September 1, 2019 to April 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB310,311 and based on the People’s Bank of China lending interest rate for the period from September 11, 2020 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment was effected immediately. As of the date of this annual report, the judgment has not be enforced.

Li Ling Loan Dispute Proceeding

27.7 On August 27, 2019, Ms. Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Ricky Qizhi Wei in connection with a loan contract dispute. The court issued a preservation order that froze the bank deposits of Chutian and Mr. Ricky Qizhi Wei in the amount of RMB12.0 million, or to seize or attach property in the corresponding value.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

27. Legal proceedings - continued

Li Ling Loan Dispute Proceeding

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Ricky Qizhi Wei repay the borrowed principal of RMB10.0 million and interest of RMB787,500 (based on the interest rate of 1.125% per month on the principal of RMB10.0 million, calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Ms. Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million to Ms. Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million, beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Ricky Qizhi Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfil its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr. Ricky Qizhi Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

On July 27, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements.

28. Subsequent events

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018, 2019 AND 2020

29. Correction of errors

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

29. Correction of errors - continued

As a result, the financial statements for the years ended December 31, 2017 and 2016 have been restated, respectively, as follows:

	December 31, 2017
Statement of profit and other comprehensive income (extract)	As previously reported	Adjustments	As currently reported
	RMB’000	RMB’000	RMB’000

Interest expense (note 29.1)	(38,140)	4,349	(33,791)
Total interest expense	(38,814)	4,349	(34,465)

General and administrative (note 29.2)	(26,720)	(8,175)	(34,895)
Total operating costs and expenses	(29,858)	(8,175)	(38,033)

Profit before income taxes (notes 29.1 and 29.2)	48,202	(3,826)	44,376
Income tax expense (notes 29.3 and 29.4)	(14,636)	(914)	(15,550)
Net profit	33,566	(4,740)	28,826
Basic and diluted earnings per share (note 29.5)	0.14	(0.04)	0.10

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

29. Correction of errors – continued

Balance sheet (extract)	As of December 31, 2017
		Restatement Adjustments
	As previously reported	Adjustments	Other impacts	As currently reported
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets
Prepaid expenses and others (note 29.6)	15,411	-	(14,928)	483
Total current assets	868,146	-	(14,928)	853,218

Non-current assets
Prepayment for a property (note 29.6)	-	-	14,928	14,928
Deferred tax asset (note 29.5)	645	(645)	-	-
Total non-current assets	983	(645)	14,928	15,266

Total assets	869,129	(645)	-	868,484

Current liabilities
Income taxes payable (note 29.3)	14,851	269	-	15,120
Interest payable (note 29.1)	4,560	(731)	-	3,829
Other payable (notes 29.1 and 29.2)	15,730	10,986	-	26,716
Total current liabilities	265,076	10,524	-	275,600
Shareholders’ equity
Additional paid-in capital (note 29.2)	388,317	(5,143)	-	383,174
Statutory reserve (note 29.7)	7,751	-	5,614	13,365
General risk reserve (note 29.7)	5,891	-	3,926	9,817
Retained earnings	80,958	(3,792)	(9,540)	67,626
Non-controlling interests in equity	120,811	(2,234)	-	118,577
Total shareholders’ equity	604,053	(11,169)	-	592,884

Total equity and liabilities	869,129	(645)	-	868,484

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

29. Correction of errors – continued

	December 31, 2017
Cash flow Statement (extract)	As previously reported	Adjustments	Other impacts	As currently reported
	RMB’000	RMB’000	RMB’000	RMB’000

Cash flow from operating activities
Profit before income taxes (notes 29.1 and 29.2)	48,202	(3,826)	-	44,376
Credit impairment losses	6,402	-	(2,822)	3,580
Operating profit before changes in working capital	55,045	(3,826)	(2,822)	48,397
Interest receivables	(22,309)	-	2,822	(19,487)
Loans receivable (note 29.8)	-	-	(121,040)	(121,040)
Interest payable (note 29.1)	1,333	(731)	-	602
Other payable (notes 29.1 and 29.2)	13,046	10,986	-	24,032
Net cash generated/(used) by operating activities	58,585	6,429	(121,040)	(56,026)
Net cash generated/(used) by operating activities	44,192	6,429	(121,040)	(70,419)

Cash flow from investing activities
Originated loan disbursements (note 29.8)	(397,190)	-	397,190	-
Repayments of loans from customers (note 29.8)	276,150	-	(276,150)	-
Net cash used in investing activities (note 29.8)	(135,968)	-	121,040	(14,928)

Cash flow from financing activities
Share issuance expenses (note 29.2)	(9,198)	(6,429)	-	(15,627)
Proceeds received from shareholders’ loans (note 29.9)	14,000	-	38,600	52,600
Repayment of shareholders’ loans (note 29.9)	(4,000)	-	(38,600)	(42,600)
Proceeds received from loans payable (note 29.9)	402,300	-	(38,600)	363,700
Repayment of loans payable (note 29.9)	(386,400)	-	38,600	(347,800)
Net cash generated by financing activities	16,702	(6,429)	-	10,273

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 2017, 2018 AND 2019

29. Correction of errors – continued

	December 31, 2016
Cash flow Statement (extract)	As previously reported	Other impacts	As currently reported
	RMB’000	RMB’000	RMB’000

Cash flow from operating activities
Loans receivable (note 29.8)	-	(213,138)	(213,138)
Net cash generated/(used) by operating activities	38,167	(213,138)	(174,971)
Net cash generated/(used) by operating activities	16,708	(213,138)	(196,430)

Cash flow from investing activities
Originated loan disbursements (note 29.8)	(446,264)	446,264	-
Repayments of loans from customers (note 29.8)	233,126	(233,126)	-
Net cash used in investing activities (note 29.8)	(213,138)	213,138	-

Cash flow from financing activities
Proceeds received from shareholders’ loans (note 29.10)	2,000	48,000	50,000
Repayments of shareholders’ loans (note 29.10)	(2,000)	(58,000)	(60,000)
Proceeds received from loans payable (note 29.10)	384,240	(48,000)	336,240
Repayments of loans payable (note 29.10)	(332,990)	58,000	(274,990)

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

Appendix 1 (Cont’d)

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

	As previously reported	Adjustments	As currently reported
	2017		2017

Interest income	119,639	-	119,639

Interest expense
Interest expenses (note 1)	(38,140)	4,349	(33,791)
Business related taxes and surcharges	(674)	-	(674)
Total interest expense	(38,814)	4,349	(34,465)

Net interest income	80,825	-	85,174
Credit impairment losses	(3,580)	-	(3,580)
Net interest income after credit impairment losses	77,245	-	81,594

Non-interest and other income	815	-	815

Operating costs and expenses
Sales and marketing	(3,138)	-	(3,138)
General and administrative (note 2)	(26,720)	(8,175)	(34,895)
Total operating costs and expenses	(29,858)	(8,175)	(38,033)

Profit before income taxes (notes 1 and 2)	48,202	(3,826)	44,376
Income tax expense (notes 3 and 4)	(14,636)	(914)	(15,550)
Net profit and total comprehensive income for the year	33,566	(4,740)	28,826

Net profit and total comprehensive income attributable to:
Equity holders of the Company	26,853	(3,792)	23,061
Non-controlling interests	6,713	(948)	5,765
Net profit and total comprehensive income	33,566	(4,740)	28,826

Basic and diluted earnings per share for the profit attributable to the equity holders of the Company during the year (expressed in RMB per share) (note 5)	0.14	(0.04)	0.10
Weighted average number of shares outstanding in the year	236,180,071	-	236,180,071

Appendix 1 (Cont’d)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

	As Previously reported	Adjustments	As currently reported
	2017		2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,717	-	21,717
Interest receivables, net of credit impairment losses	39,628	-	39,628
Loans receivable, net of credit impairment losses	791,390	-	791,390
Prepaid expenses and others (note 6)	15,411	(14,928)	483
Total current assets	868,146	(14,928)	853,218

NON-CURRENT ASSETS
Property and equipment, net	338	-	338
Prepayment for a property (note 6)	-	14,928	14,928
Deferred tax asset (note 5)	645	(645)	-
Total non-current assets	983	14,283	15,266

Total assets	869,129	(645)	868,484

CURRENT LIABILITIES
Loans payable	226,370	-	226,370
Advance from customers	142	-	142
Salary and benefit payable	3,423	-	3,423
Income taxes payable (note 3)	14,851	269	15,120
Interest payable (note 1)	4,560	(731)	3,829
Other payable (notes 1 and 2)	15,730	10,986	26,716
Total current liabilities	265,076	10,524	275,600

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the Company
Share capital	325	-	325
Additional paid-in capital (note 2)	388,317	(5,143)	383,174
Statutory reserve (note 7)	7,751	5,614	13,365
General risk reserve (note 7)	5,891	3,926	9,817
Retained earnings	80,958	(13,332)	67,626
Non-controlling interests in equity	120,811	(2,234)	118,577
Total shareholders’ equity	604,053	(11,169)	592,884

Total equity and liabilities	869,129	(645)	868,484

Appendix 1 (Cont’d)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

	As Previously reported	Adjustments	As currently reported
	2017		2017

Cash flow from operating activities
Profit before income taxes (notes 1 and 2)	48,202	(3,826)	44,376
Adjustments for:
Depreciation of property and equipment	441	-	441
Credit impairment losses	6,402	(2,822)	3,580
Operating profit before changes in working capital	55,045	(6,648)	48,397
Interest receivables	(22,309)	2,822	(19,487)
Loans receivable (note 8)	-	(121,040)	(121,040)
Prepayments and others	10,673	-	10,673
Advance from customers	(457)	-	(457)
Salary and benefit payable	1,254	-	1,254
Interest payable (note 1)	1,333	(731)	602
Other payable (notes 1 and 2)	13,046	10,986	24,032
Net cash generated/(used) by operating activities	58,585	(114,611)	(56,026)
Income tax paid	(14,393)	-	(14,393)
Net cash generated/(used) by operating activities	44,192	(114,611)	(70,419)

Cash flow from investing activities
Original loan disbursements (note 8)	(397,190)	397,190	-
Repayment of loan from customers (note 8)	276,150	(276,150)	-
Prepayment for property	(14,928)	-	(14,928)
Net cash used in investing activities (note 8)	(135,968)	121,040	(14,928)

Cash flow from financing activities
Share issuance expenses (note 2)	(9,198)	(6,429)	(15,627)
Proceeds received from shareholders loans (note 9)	14,000	38,600	52,600
Repayment of shareholders loans (note 9)	(4,000)	(38,600)	(42,600)
Proceeds received from loans payable (note 9)	402,300	(38,600)	363,700
Repayments of loans payable (note 9)	(386,400)	38,600	(347,800)
Net cash generated by financing activities	16,702	(6,429)	10,273

Net decrease in cash and cash equivalents	(75,074)	-	(75,074)
Cash and cash equivalents at beginning of year	96,791	-	96,791
Cash and cash equivalents at end of year	21,717	-	21,717

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

