Form 20-F
period 2021-12-31
Dunxin Financial Holdings Ltd
filed 2022-05-02
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

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

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

 (Address of principal executive offices)

Mr. Ricky Qizhi Wei

Chief Executive Officer

Tel: +86-27-87303888

E-mail: contact@dunxin.us

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary shares, par value $0.00005 per share	DXF	NYSE American LLC *
American depositary shares, each representing 48 ordinary shares		NYSE American LLC

* Not for trading but only in connection with the listing on NYSE American LLC depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 1,002,201,016 ordinary shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☒         Emerging growth company☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No☒

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each ADS representing the right to receive forty-eight (48) ordinary shares, par value $0.00005 per share;

•	“CBRC” refers to the China Banking Regulatory Commission;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and a variable interest entity of the Company;

•	“Chutian Holding” refers to Wuhan Chutian Investment Holding Limited, a PRC company and our wholly foreign owned enterprise with business license No. 91420100MA4KPA0H54;

•	“Dunxin” refers to Dunxin Financial Holdings Limited, a Cayman Islands exempted company;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

•	“HK$” and “HKD” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“IFRS” refers to International Financial Reporting Standards are issued by the International Accounting Standards Board (“IASB”);

•

“microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services;

•	“MOFCOM” refers to the Ministry of Commerce of People’s Republic of China;

•	“PBOC” refers to the People’s Bank of China;

•	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

•	“RMB” and “Renminbi” refer to the legal currency of the People’s Republic of China;

•	“SAFE” refers to the State Administration of Foreign Exchange;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Shares” or “ordinary shares” refer to our ordinary shares, par value $0.00005 per share;

•	“True Silver” refers to True Silver Limited, a British Virgin Islands company;

•	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States;

•	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Dunxin; and

•

“we,” “us,” “our,” or the “Company” refers to Dunxin Financial Holdings Limited and its subsidiaries, unless the context requires otherwise. When used herein to describe events prior to the CIB Transaction, the terms “Company,” “Xiniya,” “we” and “us” refers to Dunxin Financial Holdings Limited (formerly known as China Xiniya Fashion Limited) and its consolidated subsidiaries before such time.

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

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes.

Accordingly and except as otherwise provided, the historical financial statement of True Silver are treated as the historical financial statements of the Company.

This annual report includes our audited consolidated statements of profit and other comprehensive income data for the years ended December 31, 2019, 2020 and 2021, and consolidated statements of financial position data as of December 31, 2020 and 2021.

Dunxin’s predecessor, China Xiniya Fashion Limited, completed the initial public offering of 8,000,000 ADSs, each representing the right to receive four (4) ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XNY” and on December 28, 2017, we transitioned to the NYSE American LLC (“NYSE American”) and began trading under our new symbol “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) Shares, from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to $1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. Unless otherwise noted, all other financial and other data related to the company in this annual report is presented in U.S. dollars. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “predict,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “could,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the potential impact of the economic, political and social conditions of the PRC on our business;
•	any changes in the laws of the PRC or local province that may affect our operation;
•	the impact of COVID-19 on our operations and business plans;
•	inflation and fluctuations in foreign currency exchange rates;
•	our ability to operate as a going concern;
•	our ability to execute our plan to enter into businesses based on metaverse related technologies;
•	the liquidity of our securities;
•	our ability to develop and market our microfinance lending business in the future;
•	our exposure to risk associated to the geographic concentration of loans in Hubei Province, China;
•	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;
•	our ability to collect loan principal and interest timely and effectively and to pay our debt timely;
•	our ability to maintain effective internal control over financial reporting;
•	our ability to maintain or increase our market share in the competitive markets in which we do business;
•	our dependence on the growth in demand for our loan products;
•	our ability to diversify our product offerings and capture new market opportunities;
•	the costs and losses we may incur as a result of current ongoing and future litigation and claims;
•	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;
•	the costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and
•	the loss of key members of our senior management.

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to make an investment in our securities. Dunxin is a Cayman Islands holding company with substantial operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 7, which you should read in its entirety.

Risks Related to Doing Business in China

We face risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

6

●

Changes in China’s economic, political or social conditions or government policies or in relations between China and the United States could have a material adverse effect on our business, financial condition and operations; and may result in our inability to sustain our growth and expansion strategies;

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, which could result in a material adverse change in our operations and the value of our ADSs;

●

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”) both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market and conduct follow-on offerings after the listing, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted or the completion of the issuance of security in the follow-on offering. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable) and the filing materials for issuing overseas listing securities in an follow-on offering shall include but not limited to: record-filing and domestic legal opinion. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless;

●

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority;

●

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless; and

●

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

●

All of our officers and our Chairman reside within China and substantially all of the assets of those persons are located outside of the United States. It may be difficult for investors to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S.

Risks Factors Related to Our Business

Risks and uncertainties related to our business and industry include, but not limited to, the following:

●

Current ongoing litigation and future litigation, administrative proceedings or legal proceedings resulting from our lending business and liquidity issues have had, may continue to have, a material adverse effect on our lending business, financial conditions and operating results;

●

We have experienced and continue to experience severe liquidity issues resulting from our inability to timely collect payments of loan principal and interest as well as assets and cash being frozen as a result of involvement in various litigation. Our liquidity issues have further severely affected our ability to pay taxes, service providers, employees and others. Due to non-payment of our obligations when due, multiple significant legal proceedings against us were initiated by our shareholders, service providers and others;

●	COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance;

●	We have experienced an increase in delinquency rates on loans from borrowers since 2019, which have materially and adversely affected our business and results of operations;

●	Our failure to pay taxes may result in penalties, which may materially and adversely affect our business, financial condition and results of operation;

●	Our independent auditors have expressed substantial doubt about our ability to continue as a going concern;

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud;

●	Our limited operating history makes it difficult to evaluate our business and prospects;

●

Our Chairman and Chief Executive Officer, Mr. Ricky Qizhi Wei, has been, and may continue to be, involved in litigation and legal proceedings involving his other companies and our main operating company;

●	Potential dispute over ownership of our main operating company may adversely affect our business;

●

We have very limited cash and we need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position;

●

Our microfinance business is subject to extensive regulation and supervision by state, provincial and local government authorities, and we do not strictly adhere to one of the principles under Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province, and may be deemed not be in compliance with the provincial local regulatory policies;

●	Our current operations in China are territorially limited to the Hubei Province, and we lack product and business diversification;

●

Transition of our operations to new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks;

●

After transition to metaverse related business, we may be subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition;

●	Digital asset trading platforms may be subject to varying levels of rules, which exposes our digital asset holdings to risks; and

●	There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●

Dunxin is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the a series of contractual arrangements entered into among True Silver, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement (the “VIE Agreements”) that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or we be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our PRC subsidiary, the VIE, and investors of Dunxin face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole;

8

●

We rely on contractual arrangements with the VIE and its shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of Dunxin or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE;

●

Any failure by the VIE or its shareholders to perform their obligations under the contractual arrangements with them would have a material adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law;

●

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on the Company’s ability to effectively control the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings;

●

The Company’s current corporate structure and business operations may be affected by the newly enacted PRC Foreign Investment Law which does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors;

●

We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business; and

●	Any failure by the VIE or its shareholders to perform their obligations under the Company’s contractual arrangements with them would have a material adverse effect on our business.

Risks Related to our Ordinary Shares and ADSs

We face risks and uncertainties related to our ordinary shares and ADSs, including, but not limited to, the following:

●	The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors;

●	If securities or industry analysts publish negative reports about our business, the price and trading volume of our ADSs could decline;

●	Our ADSs would be subject to delisting from the NYSE American if we are unable to achieve and maintain compliance with the NYSE American’s continued listing standards;

●	Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline;

●	Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ADSs and ordinary shares;

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you; and

●

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

Risks Related to Doing Business in China

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

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ADSs could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities for any securities offerings that are conducted in the United States nor the VIE Agreements; however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, and that will materially affect the interest of the investors and cause significantly depreciation of our price of ADSs.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

 Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for any securities offerings that are conducted in the United States or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial for or entering into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. On August 11, 2015, the PBOC led central parity quoting banks to further improve the formation mechanism of the RMB against the US dollar, indicating that the central parity quoting price shall be decided with reference to the closing price on the previous trading day. On December 11, 2015, the China Foreign Exchange Trade System launched the RMB exchange-rate index, which strengthened the reference to a currency basket to better maintain the stability of the RMB exchange rate against the currencies in the basket. As a result, the CNY/USD central parity formation mechanism of “closing rate + exchange-rate movements of a basket of currencies” was developed. In June 2016, the Foreign Exchange Self-Disciplinary Mechanism was established, allowing financial institutions to play a more important role in maintaining orderly operations in the foreign-exchange market and in an environment for fair competition. In February 2017, the Foreign Exchange Self-Disciplinary Mechanism adjusted the reference period for the central parity against the currency basket from 24 hours ahead of submitting the quotes to 15 hours between the closing on the previous trading day and the submission of the quotes, which avoided repeated references to the daily movements of the USD exchange rate in the central parity of the following day. According to the Annual Report on Exchange Rate Arrangements and Exchange Restrictions (2019), which was published in August 2020 by the International Monetary Fund China's exchange rate regime was classified as "other management floating arrangements" (comparing to prior to June 2018, which was classified as "crawl-like arrangements"). This exchange rate arrangement has medium to high intensive elasticity. In fact, the current daily fluctuation range of the RMB exchange rate against the US dollar limits to 2% up and down, and the formation mechanism of the intermediate exchange rate is not completely marketized. The flexibility of the RMB exchange rate against the US dollar may exhibit farther two-way fluctuations. We cannot predict how this new policy and mechanism will affect the RMB exchange rate.

Our revenues and costs are mostly denominated in the RMB, and substantially all of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our ordinary shares in U.S. dollars. In addition, any fluctuations in the exchange rate between the RMB and the U.S. dollar could result in foreign currency translation losses for financial reporting purposes.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct all of our operations in China, and all of our officers and our Chairman reside outside the United States. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Dunxin was incorporated in the Cayman Islands and we conduct all of our operations in China through Chutian, the VIE in China. In addition, all of our officers and our chairman reside outside the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to conduct due diligence on the business or attend shareholders meetings if such meetings are held in China, and it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

A severe and prolonged global financial crisis, or economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

We operate our business in the PRC. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 8.1% in 2021. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs in a number of ways, including:

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

Dunxin is a holding company with substantial operations in the PRC. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

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

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent Dunxin from using proceeds from future financing activities to make loans or additional capital contributions to its PRC operating subsidiary.

As an offshore holding company with PRC subsidiary, Dunxin may transfer funds to its PRC subsidiary or finance its operating entity by means of shareholder loans or capital contributions. Any loans to Dunxin’s PRC subsidiary, which are foreign-invested enterprises, shall be limited to within the margin between the total investment and registered capital approved by the examination and approval authorities. Within the scope of the aforementioned margin foreign-invested enterprises may voluntarily contract foreign debts. Where the margin is exceeded, the original examination and approval authorities shall re-conduct appraisal and determination of total investment. Such loan shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to the Company’s PRC subsidiary, which are foreign-invested enterprises, shall be subject to record-filing via the Comprehensive Management System of the MOFCOM. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital increase contributions to the Company’s PRC subsidiary may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59, as amended on May 4, 2015, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19 (partially invalid on December 30, 2019), promulgated on March 30, 2015 and taken effect from June 1, 2015, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within its business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of its foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in its Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

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

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of the Company, our SEC reports, other filings or any of our other public pronouncements.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets and conduct follow-on offerings after the listing.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market or the completion of the issuance of security in the follow-on offering. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB1 million and RMB10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China for any securities offerings that are conducted in the United States. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situation that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we are relying on an opinion of our PRC counsel and that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of our operations and/or offering. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The approval of the CSRC may be required in connection with our initial public offering that was completed in November 2010; the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

Dunxin’s predecessor, China Xiniya Fashion Limited, completed our initial public offering in November 2010. The application of the M&A Rules with respect to our initial public offering remains unclear. Based on the advice of our PRC legal advisor at the time, Beijing H&J Law Firm, we believe that no CSRC approval was required in the context of our initial public offering at that time for Fujian Xiniya Garments and Weaving Co., Ltd., our then indirect wholly foreign-owned enterprise, a company that was incorporated in the PRC prior to the implementation of the M&A Rules. However, the CSRC may disagree with this assessment. If CSRC approval was required or is retroactively required under new PRC rules or regulations but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, the relevant regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. Meanwhile, any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the VIE’s operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any securities offerings that are conducted in the United States are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, according to which, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply to the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on the Company’s operations in China, such as the suspension of our services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered therein. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

The M&A Rules set forth complex procedures for acquisitions conducted by foreign investors, which could make it more difficult to pursue growth through acquisitions.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, including acquisition of businesses based on metaverse related technologies. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share. In addition, in the future, if any of our acquisitions were subject to the M&A Rules and were found not to be in compliance with the requirements of the M&A Rules, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees who are stock option holders to personal liabilities, limit the Company’s subsidiary’s abilities to increase its registered capital or distribute profits to us, limit our ability to inject capital into the Company’s PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37 (partially invalid on December 30, 2019), any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

There is uncertainty concerning under what circumstances residents of other countries and regions can be classified as a PRC resident. The PRC government authorities may interpret our beneficial owners’ status differently or their status may change in the future. Moreover, we may not be fully informed of the identities of the beneficial owners of the Company and we cannot assure you that all of our PRC resident beneficial owners will comply with SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

On February 15, 2012, SAFE promulgated the Circular on Issues related to Foreign Exchange Administration of Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies, or Circular 7. Circular 7 streamlines the foreign exchange control process applicable to share incentive plans implemented by offshore listed companies and extends the foreign exchange registration requirement to a wider range of share incentive plan types and certain foreign nationals residing in China. We and our PRC or foreign employees who may be granted various stock options will be subject to Circular 7 because the Company is an overseas publicly listed company. If we or our PRC or foreign employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange regulations in the PRC, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions, subject to procedural requirements including presenting relevant documentary evidence of such transactions and conducting such transactions at designated foreign exchange banks within China who have the licenses to carry out foreign exchange business. Conversion of the Renminbi for “capital account” transactions, which includes foreign direct investment, loans and investment in negotiable instruments, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities. Under the Company’s current structure, our source of funds primarily consists of dividend payments from the Company’s subsidiary in the PRC. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China. If future changes in relevant regulations were to place restrictions on the ability of the Company’s subsidiary to remit dividend payments to us, our liquidity and ability to satisfy our third-party payment obligations and our ability to distribute dividends in respect of the ADSs could be materially adversely affected.

Dunxin may rely on dividends and other distributions on equity paid by the Company’s wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Company’s subsidiaries or Chutian to make payments to us could have a material adverse effect on our ability to conduct our business.

Dunxin is a holding company, and it may rely on dividends from its wholly-owned subsidiaries and service, license and other fees paid to its wholly-owned subsidiary in China by Chutian for its cash requirements, including any debt it may incur. Current PRC regulations permit the Company’s PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, the Company’s PRC subsidiary and Chutian is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of the Company’s subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Furthermore, if the Company’s PRC subsidiary and Chutian incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the Company’s PRC subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of the Company’s subsidiaries to distribute dividends to us or on the ability of Chutian to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the Enterprise Income Tax Law (“EIT Law”), enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management bodies” is defined as “management bodies which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009, partially invalid on December 29, 2017, which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors or senior management with voting rights reside in the PRC. In addition, the State Administration of Taxation recently promulgated the Interim Provisions on Administration of Income Tax of Chinese-Controlled Resident Enterprise Registered Overseas, effective from September 1, 2011, as subsequently amended on June 1, 2015 and June 15, 2018, which clarified certain matters concerning the determination of resident status, administrative matters following this determination, and competent tax authorities. These interim provisions also specify that when an enterprise which is both Chinese-controlled and incorporated outside of mainland China receives PRC-sourced incomes such as dividends and interests, no PRC withholding tax is applicable if such enterprise has obtained a certificate evidencing its status as a PRC resident enterprise which is registered overseas and controlled by Chinese.

Most members of our management team are based in China and are expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from the Company’s PRC subsidiary may be exempt from PRC enterprise income tax because the EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. Accordingly, if we are deemed to be a PRC resident enterprise and earn income other than dividends from the Company’s PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. Complying with evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for any securities offerings that are conducted in the United States and affect our ability to offer or continue to offer securities to investors outside China.

We receive and process information about our employees, customers and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

In addition, we may face additional burdens in connection with the PRC laws and regulations regarding cybersecurity, information security, privacy and data protection. Regulatory authorities in China have been considering a number of legislative proposals to heighten data protection and cybersecurity regulatory requirements. Since the promulgation of the PRC Cybersecurity Law, which became effective in June 2017, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Measures for Cybersecurity Review, which requires that operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

The PRC Data Security Law, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals that carry out data activities, provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the People’s Congress promulgated the PRC Personal Information Protection Law (the “PIPL”), which took effect on November 1, 2021. The PIPL sets out the regulatory framework for handling and protection of personal information and transmission of personal information overseas.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above, however, Measures for Cybersecurity Review (2021 version) was recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

Moreover, the Opinions jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021 call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of the Opinions remain unclear at this stage.

We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including offering securities to foreign investors. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to any securities offerings that are conducted in the United States from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required for any securities offerings that are conducted in the United States, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from an securities offering that is conducted in the United States into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any securities offerings that are conducted in the United States before settlement and delivery of our securities. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for any securities offerings that are conducted in the United States, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations, our reputation, and the trading price of its ADSs.

Certain U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has been centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of certain U.S.-listed Chinese companies has sharply decreased in value. Certain companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity will have on our business and the trading price of our ADSs. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation will be costly and time consuming and distract our management from growing the company. Such allegations may materially adversely impact our business operations, our reputation, and the trading price of our ADSs.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the Company’s operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. This list does not include our auditor, Audit Alliance LLP.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB became effective in April 2009 and it is currently subject to PCAOB inspections. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the stock exchange or “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the market price of our ADSs. Any such changes may take place quickly and with very little notice.

The U.S. government, including the SEC, has recently made statements and taken certain actions that may lead to significant changes to U.S. and international relations, and will impact companies with connections to the United States or China. It is unknown whether and to what extent new tariffs (or other new laws or regulations will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our major focus, if we increase the selling of our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. It is possible that the Company’s filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30, 2021 statement, the CSRC announced on August 1, 2021, that “[i]t is our belief that Chinese and U.S. regulators shall continue to enhance communication with the principle of mutual respect and cooperation, and properly address the issues related to the supervision of China-based companies listed in the U.S. so as to form stable policy expectations and create benign rules framework for the market.” While the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures,” it emphasized that it “has always been open to companies’ choices to list their securities on international or domestic markets in compliance with relevant laws and regulations.” If any new legislation, executive orders, laws and/or regulations are implemented, if the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tension or if the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our ADSs.

Risk Factors Related to Our Business

Current ongoing litigation and future litigation, administrative proceedings or legal proceedings resulting from our lending business and liquidity issues have had, may continue to have, a material adverse effect on our lending business, financial conditions and operating results.

We have been, and continue to be, involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. We may choose to litigate against individuals and companies for unpaid loans that are incidental to our lending business. In addition, our lenders and service providers may choose to litigate against us for loans, unpaid fees and other payment obligations that we accrue during the course of our lending business. Since 2019, we have been subject to multiple actions, claims and orders as a result of overdue payments and loan payables to our lenders and service providers. As of December 31, 2021, the aggregate maximum amount of claims we were potentially subject to was RMB98.1 million ($15.4 million). During the course of ongoing legal proceedings, deposits in our bank accounts and properties have been frozen or seized during pre-litigation by court order. Such orders had a material adverse effect on our business, financial conditions and therefore may further affect our liquidity, which may lead to additional legal proceedings against us. Our failure to pay judgments could result in additional seizure of property, freezing of bank deposits and issuances of restrictive court orders which would have a material adverse effect on our business and our operations. In addition, judgments ordering the payment of our obligations or accrual of interest for unpaid payments during current or future litigations would further adversely affect our financial conditions and operating results.

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

In the beginning of 2019, we began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With our loans receivables continuing to be further credit-impaired, we have defaulted on all of our outstanding loans. Our liquidity issues have further severely affected our ability to pay taxes, service providers, employees and others. Due to non-payment of our obligations when due, multiple significant legal proceedings against us were initiated by our shareholders, service providers and others. COVID-19 pandemic has further exacerbated our liquidity issues since we have experienced great difficulty in timely collecting payments of loan principal and interest. As a result of the severe financial restraint, we suspended our offering of loans in the second half year of 2019 and do not expect to resume our loan offerings until most of existing our loan and interest receivable recovers and overall liquidity improves.

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

COVID-19 pandemic has adversely affected, and may continue to adversely affect, our financial and operating performance.

Since December 2019, COVID-19 has become widespread in China and many other countries. The pandemic has resulted in mandatory quarantines, travel restrictions, and the temporary closure of stores and facilities in China and other parts of the world for the past few months, and certain areas remain subject to such heightened measures. In March 2020, the World Health Organization declared the COVID-19 a pandemic. As a company headquartered in Wuhan, the epicenter of the pandemic in 2020, with substantially all operating activities, revenues and workforce in Wuhan, our results of operations and financial outlook were materially and adversely affected by the outbreak of COVID-19 including, but not limited to, delays in loan payments and collection of accounts receivable, and decrease in business development.

The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect our operations and future revenue and operating results.

While we have undertaken a series of mitigating initiates and efforts to alleviate impact of COVID -19 on our business, including but not limited to, proactively working with our customers to collect payments and renegotiating of the repayment schedule with our creditors as well as carefully controlling our administrative expenses. There is no assurance that these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having or has COVID-19 or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be closed for disinfection or other remedial measures.

Although the COVID-19 pandemic appears to be contained in China, waves of new infections still occur from time to time. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, variations of virus were recently found on confirmed cases outside China. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.

We have experienced an increase in delinquency rates on loans from borrowers since 2019, which have materially and adversely affected our business and results of operations.

We have experienced an increase in delinquency rates on loans from borrowers since 2019. Starting in January 2020, the outbreak and widespread of COVID-19 has significantly impacted the Chinese economy. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China, in particular in Wuhan, the epicenter of the pandemic in 2020 as well as a city where substantially all our operating activities, workforce and borrowers are concentrated. The economic downturn and government lockdown, travel restrictions and quarantines have further adversely impacted the ability of our borrowers to pay our loans, which led to a higher level of delinquency in our outstanding loans. Our borrowers’ failure to timely and fully make payments of loan principal and interest further exacerbates our liquidity issues resulting from the freezing of our cash and assets by court orders and have materially and adversely affected our cash flows and results of operations.

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

As of December 31, 2021, the VIE, Chutian, had failed to pay its income tax in the aggregate amount of RMB32.5 million payable to the China State Administration of Taxation due to liquidity issues. As of the date of this annual report, Chutian still owes taxes in the amount of RMB32.5 million. We are actively communicating with the local tax authorities, and making efforts to pay the balance as soon as possible.

As of the date of this annual report, we have not received any order or notice from the local tax authorities to set a specific time limit for us to pay the outstanding taxes referenced above, or impose any penalty for the late tax payment, but we cannot assure you that we will not be subject to any order to pay the taxes within a specific time limit. Despite our efforts to minimize the impact of this matter on us, there are uncertainties whether we will have enough funds to make the tax payment within the time limit set by the tax authorities. If we fail to do so, the tax authorities may recover such unpaid taxes and late payment fees by adopting compulsory enforcement measures such as withholding the taxes from the Company’s bank account, or sealing up, auctioning or disposing of the Company’s properties. In addition, the tax authorities may even impose a fine on us as prescribed by the laws. If any of the above were to occur, our business, operations and financial position would be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have previously identified material weaknesses in our internal control over financial reporting that, if not remediated, could result in additional material misstatements in our financial statements.

Historically, our management identified and evaluated the control deficiencies that gave rise to the accounting errors, and concluded that those deficiencies, collectively, represented material weaknesses in our internal control over financial reporting as of December 31, 2018. These deficiencies were remediated and we did not identify material weaknesses as of December 31, 2020 and 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that those material weaknesses identified in 2018 will not be recurring in future.

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

In their audit report issued in connection with our financial statements as of and for the years ended December 31, 2020 and December 31, 2021, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. The Company incurred a net loss of RMB128.1 million (US$20.1 million) during the year ended December 31, 2021. In addition to the uncertain adverse impact of COVID-19 pandemic on the operations of the Company, there is uncertainty related to the outcome of the lawsuits filed against the Company. We have prepared our financial statements on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Our financial statements do not include any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to liquidate our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements. If we are unable to continue as a going concern, our stockholders may lose all or a substantial portion or all of their investment.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in early 2013 and have a limited operating history. Our revenue was RMB118.4 million, RMB105.6 million and RMB20.6 million ($3.2 million) in 2019, 2020 and 2021, respectively. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

●	obtain sufficient working capital and increase our registered and paid-up capital to support expansion of our loan portfolio;

●	comply with any changes in the laws and regulations of the PRC or local province that may affect our lending operations;

●	expand our borrowers base;

●	maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;

●	implement our customer development, risk management and acquisition strategies and adapt and modify them as needed;

●	integrate any future acquisitions; and

●

anticipate and adapt to changing conditions in the Chinese lending industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

The Company’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic in 2020. In 2020 and 2021, despite the fact that pandemic is under stable control in China, the Company’s borrowers and operations still have been significantly disrupted. All of our customers are located in Wuhan, China, as a result of the COVID-19 pandemic, reduced economic activity and quarantines imposed by the Chinese government, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

If we are unable to address any or all of the foregoing risks, our business and results of operations may be materially and adversely affected.

Our Chairman and Chief Executive Officer is currently named in other litigations and legal proceedings, which could affect his involvement in our lending business, and also our business and operations.

Our Chairman and Chief Executive Officer, Mr. Ricky Qizhi Wei (“Mr. Wei”), has been, and may continue to be, involved in litigation and legal proceedings involving other companies controlled by him in addition to Chutian. Mr. Wei and Hubei Daily Media Group, a 20% shareholder of the VIE, are also involved in multiple litigations and proceedings. During the course of such proceedings, various bank accounts and properties owned by Mr. Wei has been frozen or seized during pre-litigation by court order. As a result of his involvement in other litigations and legal proceedings, Mr. Wei’s ability to focus his attention towards our business could be severely impacted. In addition, ongoing and future legal proceedings could also harm our reputation within the lending market, which could adversely affect our business and operations.

Potential dispute over ownership of Chutian may adversely affect our business.

In April 2018, Chutian and Hubei Daily Media Group (“Hubei Daily”) signed a share transfer agreement which would allow Hubei Daily to exit from its ownership of Chutian. The agreement was for Hubei Daily to sell their interest to Hubei New Nature Investment Co. Ltd., a company that is 80% owned by Chairman Wei. However, as the share transfer did not obtain the approval from the relevant authorities and the consideration was not paid in full, the transaction was not completed and inconclusive. As such, Hubei Daily is still a shareholder of Chutian but Hubei Daily may continue to seek to liquidate its position in Chutian, which could adversely affect our business and operations.

We have very limited cash and we need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

As of December 31, 2021, we had cash balances totaled RMB396,000 (US$62,000), compared to RMB97,000 (US$15,000) as of December 31, 2020.

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

We generate substantially all of our interest income from loans to customers in Wuhan City, Hubei Province. If we are unsuccessful in maintaining or increasing our lending to our customers in Wuhan City, Hubei Province, our business, results of operations and prospects may be materially adversely affected. Further, all of our customers are located in Wuhan, China, as a result of the COVID-19 pandemic, government lockdown, travel restrictions and quarantines imposed by the Chinese government, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

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

●

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

●

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

●

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

●

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

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009, we should make sufficient credit loss allowances. As of December 31, 2019, 2020 and 2021, credit loss allowance of RMB423.8 million, RMB478.8 million and RMB597.9 million ($93.8 million) were provided, respectively, which represented 40.8%, 42.0% and 51.9% of our outstanding loans, respectively. As of December 31, 2019, 2020 and 2021, delinquent loans that were subject to 100% loan loss allowance, were RMB47.4 million, RMB111.8 million and RMB158.7 million ($24.9 million), respectively.

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

According to Article 2 and 4 of Provisional Administrative Working Guidance for Utilization of Capital Market by Microfinance Companies in Wuhan, promulgated on October 13, 2015, debt financing instruments referred to issuance of debt financing instruments including private placing bonds, by microfinance companies at legally established open exchange markets, including but not limited to Beijing Securities Exchange and Wuhan Securities Exchange. Total financing (excludes financing provided from shareholders) of the microfinance company acquired from bonds, funds from banking financial institutions and buy-back, shall not exceed 150% of its net capital. Total financing provided by legal person shareholders shall not exceed 50% of its net capital.

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

As of December 2021, there was no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, (Yin Jian Fa No. [2008] 23), any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government.

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

One of the provisions of the Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province provides that “when granting loans, microfinance companies shall adhere to the principle of “small sum and decentralization”. Microfinance companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microfinance company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB0.5 million, while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital”. Currently, we do not strictly adhere to this principle of “small sum and decentralization” since some of our loans balance to borrowers of a single account is more than RMB0.5 million. As a result, the provincial local regulatory authorities may have the discretion to determine that we are not in compliance with the provincial local regulatory policies. Although we have not received any notices, warnings or inquiries from provincial local regulatory authorities, there is no assurance that we will not be subject to fines, penalties, rectification by the provincial local regulatory authorities, or have our business suspended or license revoked if we do not rectify its deficiencies after receiving notice from such authorities. Any of these occurrences would adversely affect our business and results of operations.

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

The Company’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic in 2020. As a result of the COVID-19 pandemic, there has been a significant negative impact on our ability to collect payments for loan principal and interest, cashflow, financial conditions and business operations.

Changes in the interest rates and spread could have a negative impact on our revenues and results of operations.

Our revenues and financial condition are dependent on net interest income, which is the difference between interest earned from loans we provide and interest paid to the borrowings we obtained from various individuals and companies through securities exchanges. The narrowing interest rate spread could adversely affect our earnings and financial conditions. If we are not able to control our funding costs or adjust our lending interest rate in a timely manner, our interest margin will decline.

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

In addition, approximately 100% of our revenue was generated from business operations in Wuhan City in 2021. Therefore, our ability to diversify our economic risks is limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the value of the real property used as collateral in our direct loan business. Such adverse changes in the local economy may have a negative impact on the ability of borrowers to repay their loans and our results of operations and financial condition may be adversely affected.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our primary business activities were offering direct loans to our customers prior to the suspension of our microfinance lending business. If we are unable to maintain and grow the operating revenues from our business, our future revenues and earnings are not likely to grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Competition in the microfinance industry is intense and could cause us to lose market share and revenues in the future.

We believe that the microfinance industry is an emerging market in China. According to the PBOC published statistics, as of September 30, 2019, December 31, 2020 and 2021, a total of 275, 273 and 246 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.0 billion ($4.6 billion) and RMB27.8 billion ($4.4 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB111.3 million ($16.2 million), RMB110.0 million ($16.9 million) and RMB113.2 million ($17.8 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB107.7 million ($15.5 million), RMB104.4 million ($16.0 million) and RMB109.4 million ($17.2 million), whereas our outstanding loan portfolio was RMB555.1 million ($87.1 million) as of December 31, 2021.

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

As of April 29, 2022, we had an aggregate of 1,002,201,016 issued and outstanding ordinary shares. Mr. Wei, our Chairman and Chief Executive Officer, beneficially owns an aggregate of approximately 63.5% of our total issued and outstanding ordinary shares directly through Perfect Lead, and indirectly through Honest Plus. Honest Plus and Perfect Lead own approximately 46.8% and 2.3% of our outstanding ordinary shares, respectively. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus. As such, Mr. Wei, directly through Perfect Lead, and indirectly through Honest Plus, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of the Company.

In addition, as a result of this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC Company Guide and as such we are not subject to certain NYSE American LLC Company Guide corporate governance rules including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We have decided to be treated as a “controlled company,” even though the members of our compensation committee and our nominating and governance committee consists solely of independent directors, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE American corporate governance requirements.

We may have difficulty in establishing adequate management and financial controls in China.

China has only recently begun to adopt the management and financial reporting concepts and practices that investors in the United States are familiar with. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are required of a United States public company. If we cannot establish such controls, or if we are unable to collect the financial data required for the preparation of our financial statements, or if we are unable to keep our books and accounts in accordance with IFRS for business, we may not be able to continue to file required reports with the SEC, which would likely have a material adverse affect on the performance of our ADSs.

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

We maintain our cash primarily with Agricultural Bank of China and China Merchants Bank, both of which are among the top six commercial banks in China according to the ranking by China Banking Association. Under Regulations on Deposit Insurance (Order No. 660 of the State Council of the People’s Republic of China) that were effective on May 1, 2015:

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

Transition of our operations to new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks.

We primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. Transition of our operations to and development of our non-fungible token (NFT) digital copyrights trading platforms and other metaverse related business involves numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spent to achieve customer awareness of these new products and services.

Growth into additional content, product and service areas requires changes to our existing business model and cost structure and modifications to our infrastructure and may expose us to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. There is no guarantee that we will be able to generate sufficient revenue from sales of such products and services to offset the costs of developing, acquiring, managing and monetizing such products and services and our business may be adversely affected.

After transition to metaverse related business, we may be subject to an extensive and highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

If we acquire or establish a NFT digital copyrights confirmation and trading platform, our business may be subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, trust companies, securities, commodities, credit, digital asset custody, exchange, and transfer, cross-border and domestic money and digital asset transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in China, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the cryptoeconomy as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain digital asset transactions, as has occurred in certain jurisdictions in the past.

In China, laws and regulations such as Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation, prohibit all fungible tokens trading activities, including but not limited to, initial coin offerings, information intermediary and pricing services, derivative transactions, among others. However, due to the lack of laws and regulations specifically addressing non-fungible tokens, or NFTs, substantial uncertainties exist with respect to the definition and scope of NFTs as well as how NFT-related businesses are regulated in China. Therefore, as of the date of this report, it is unclear whether the digital collections provided on the NFT platform would be recognized as NFTs, whether the services we provide would be subject to laws and regulations regulating fungible token trading activities and, if so, how our services would be regulated. New laws or regulations or the interpretation and application of existing laws or regulations concerning token-related services, may be inconsistent with our practices and thus we may need to adjust our business to comply with new laws, regulations and orders from competent governmental authorities, if any, from time to time, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. We cannot assure you that we would be able to satisfy the governmental authorities’ orders or requirements and fully comply with any new token-related rules or interpretations on a timely basis. We might be subject to additional regulatory risks, including adjustment or even termination of our current business practices, and our business and results of operations may be adversely affected.

In the United States, under recommendations from the Financial Crimes Enforcement Network, or FinCEN, and the Financial Action Task Force, or FATF, the United States and several foreign jurisdictions are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the cryptoeconomy. We may face substantial compliance costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. More recently, in December 2020, FinCEN released a proposed rule that would require us to collect personal information from the owners of self-custodied wallets that transfer cryptocurrencies to or receive cryptocurrencies from Coinbase, and report certain transactions to the federal government. There are substantial uncertainties on how these requirements would apply in practice, and we may face substantial compliance costs to operationalize and comply with these rules if we plan to operate metaverse related business in the United States.

As another example, the recent extension of anti-money laundering requirements to certain crypto-related activities by the E.U. Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes for us in different E.U. member states. Further E.U.-level legislation imposing additional regulatory requirements in relation to crypto-related activities is also expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both crypto service providers and issuers of certain digital assets, which may impact the our operations of metaverse related business in the E.U. There is no assurance that we will not subject to the regulations of China, the U.S. or the E.U. governments in the future due to the highly-evolving regulation environment.

Digital asset trading platforms may be subject to varying levels of rules, which exposes our digital asset holdings to risks.

While certain digital assets may be traded through one or more exchanges or trading platforms of varying quality, digital assets as a class do not have a central marketplace for exchange. Digital asset platforms on which digital assets may trade pose special risks, as these platforms are generally new and the rules governing their activities are unsettled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud, and failure than established, regulated exchanges for other products. Digital asset platforms may be start-up businesses with limited institutional backing, limited operating history, and no publicly available financial information.

Digital assets traded on a blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account. Accordingly, we will be exposed to credit risk with respect to our counterparties in each transaction, including transactions directly with a counterparty sourced through an exchange or over the counter trading desk, as well as transactions directly with such an exchange. Digital asset exchanges may impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges have been volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect our digital asset holdings and the value of the digital assets. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.

Digital asset platforms are appealing targets for cybercrime, hackers, and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from digital asset trading platforms.

We may face risks of internet disruptions, which could have an adverse effect on both the price of digital assets and our ability to operate our business.

Digital asset networks, and our business and operations of our NFT platform, will be dependent upon the internet. A significant disruption in internet connectivity could disrupt a digital asset network’s operations until the disruption is resolved and have an adverse effect on the price of digital assets. A broadly accepted and widely adopted decentralized network is necessary for most digital assets networks to function as intended. Features of digital asset networks, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets, and consequently and their value. A significant disruption of internet connectivity (e.g., affecting large numbers of users or geographic regions) could prevent a digital asset network’s functionality and operations until the internet disruption is resolved. A disruption of the internet may affect the functioning of digital asset networks and the use of digital assets.

Our failure to safeguard and manage our customers’ digital assets could adversely impact our business, operating results, and financial condition.

If we acquire or establish a NFT digital copyrights confirmation and trading platform, we may be dependent on our service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our service providers to maintain the necessary controls or to manage customers’ digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our service providers’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.

For example, NFTs raise various intellectual property law considerations, including adequacy and scope of assignment, licensing, transfer, copyright, and other right of use issues. The creator of an NFT will often have all rights to the content of the NFT and can determine what rights to assign to a buyer, such as the right to display, modify, or copy the content. To the extent we are directly or indirectly involved in a dispute between creators and buyers on our NFT platform, it could materially and adversely affect the success of our NFT platform and harm our business and reputation. NFTs, and our NFT platform, may also be an attractive target for cybersecurity attacks. For example, a perpetrator could seek to obtain the private key associated with a digital wallet holding an NFT to access and sell the NFT without valid authorization, and the owner of the NFT may have limited recourse due to the nature of blockchain transactions and of cybercrimes generally. NFT marketplaces, including our NFT platform, may also be vulnerable to attacks where an unauthorized party acquires the necessary credentials to access user accounts. The safeguards we may implement in the future to protect against cybersecurity threats may be insufficient. If our NFT platform were to experience any cyberattacks, it could negatively impact our reputation and market acceptance of our platform.

We, or our service providers, may deposit, transfer, and custody customer’s NFT in multiple jurisdictions. In each instance, we are required to safeguard customers’ assets using high-level security standards applicable to our or service providers’ hot and cold wallet and storage systems, as well as our financial management systems. Our security technology will be designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, misuse customers’ digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Additionally, transactions undertaken through our platform or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, and cash flows.

Incorrect or fraudulent digital asset transactions may be irreversible.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. In theory, digital asset transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of digital assets or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.

There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent. Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If a market does not develop for NFTs, it may be difficult or impossible for us to develop and maintain a marketplace where our users can trade, purchase and sell their NFTs. We may not be able to complete the development of our metaverse related business or an NFT marketplace. In addition, we may not successfully integrate an NFT marketplace into our metaverse related business, thus affecting our ability to develop and continue our new lines of businesses.

The technology underlying blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development of our metaverse platform.

The growth of the blockchain industry is subject to a high degree of uncertainty regarding consumer adoption and long-term development. The factors affecting the further development of the blockchain and NFT industry include, without limitation:

●	worldwide growth in the adoption and use of NFTs and other blockchain technologies;

●	government and quasi-government regulation of NFTs and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets, including new means of using government-backed currencies or existing networks;

●	the extent to which current interest in NFTs represents a speculative “bubble”;

●	general economic conditions in China, in the United States and the world;

●	the regulatory environment relating to NFTs and blockchains; and

●	a decline in the popularity or acceptance of NFTs or other digital assets.

The metaverse related business as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of NFTs.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks or blockchain assets may adversely impact the value of NFTs. The value of specific NFTs relies on the development, general acceptance and adoption and usage of the applicable blockchain network which depends on ability to readily access the applicable network.

The prices of digital assets are extremely volatile.

Decreases in the price of even a single other digital asset may cause volatility in the entire digital asset industry and may affect the value of other digital assets, including any NFTs that may be available through our metaverse platform. For example, a security breach or any other incident or set of circumstances that affects purchaser or user confidence in a well-known digital asset may affect the industry as a whole and may also cause the price of other digital assets, including NFTs, to fluctuate.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of the Company’s contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in PRC laws and regulations or changes in interpretations thereof may materially and adversely affect our business.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we conduct our business activities through the VIE in China. Chutian Holding has entered into contractual arrangements with the VIE and its shareholders, and such contractual arrangements were designed to enable us to exercise control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase a majority of the equity interest and assets in the VIE when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the VIE in China for accounting purposes and hence consolidate their financial results with ours as our variable interest entities under IFRS.

However, Dunxin is a Cayman Islands holding company with no equity ownership in the VIE. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the Company’s contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or we be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of Dunxin face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIE and the Company as a whole.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of the Company’s contractual arrangements with the VIE, and their shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Further, the VIE Agreements have not been tested in a court of law. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation.

Although we believe we, our PRC subsidiary and the VIE are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that the Company’s contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we or the VIE do not comply with applicable law, the competent PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and the VIE;
●	imposing fines, confiscating the income from our PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●

requiring us to restructure our ownership structure or operations, including terminating the VIE Agreements and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE; or

●	restricting or prohibiting our use of the proceeds to finance our business and operations in China.

Any of these or similar occurrences could significantly disrupt the Company’s or the VIE’s business operations or restrict the VIE from conducting a substantial portion of its business operations, which could materially and adversely affect the Company’s or the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the VIE in our consolidated financial statements in accordance with IFRS. In addition, our ADSs may decline in value or become worthless if we are unable to assert the Company’s contractual control rights over the assets of the VIE that conducts substantially all of our operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. The shareholders of the VIE may breach, or refuse to renew, the existing VIE Agreements we have with him, which may have a material and adverse effect on our ability to exert additional control over Chutian. We cannot assure you that when conflicts of interest arise, the shareholders of the VIE will act in the best interests of the Company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We generate our revenues through the payments we receive pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability, or cause other adverse financial consequences. According to the PRC Tax Administration and Collection Law, and Implementation Regulations for the Law of the PRC Tax Administration and Collection Law, in the case of a transfer pricing related adjustment, the statute of limitation is three years normally and ten years in special instances.

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

Under the Exclusive Purchase Option Agreement, Chutian Holding has the option to purchase up to 80% of the equity interest in Chutian at a price based on the circumstances of the exercise of the option as determined by the relevant parties, provided that the acquisition will not violate any PRC laws or regulations in effect. As Chutian is already the Company’s contractually controlled affiliate, Chutian Holding’s exercising of the option would not bring immediate benefits to the Company, and payment of the purchase price could adversely affect our financial position.

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

If securities or industry analysts publish negative reports about our business, the price and trading volume of our ADSs could decline.

The trading market for our ADSs is influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the microfinancing lending market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our ADSs may decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

Our ADSs would be subject to delisting from the NYSE American if we are unable to achieve and maintain compliance with the NYSE American’s continued listing standards.

Under the NYSE American LLC Company Guide (the “Company Guide”), we are required to maintain a minimum continued listing standards on the NYSE American. If we are unable to maintain compliance with such Company Guide for continued listing, our ADSs would be subject to suspension and delisting. For example, failure to meet the continued listing requirement may exist if low selling price issues provided under the Company Guide occur. The bid price of our ADSs fell below $1.00 since January 18, 2022. In the case of our ADSs selling for a substantial period of time at a low price, if we fail to effect a reverse split of such shares within a reasonable time after being notified that the NYSE American deems such action to be appropriate under all the circumstances, our ADSs would be subject to suspension or removing from the list.

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

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 29, 2022, we had 1,002,201,016 ordinary shares outstanding, including 494,960,752 ordinary shares represented by 10,311,682 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ADSs and ordinary shares.

Our currently effective articles of association is our second amended and restated memorandum and articles of association which limit the ability of third parties to acquire control of the Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because Dunxin was incorporated under Cayman Islands law.

Dunxin is an exempted company incorporated under the laws of the Cayman Islands. Dunxin’s corporate affairs are governed by its second amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands (As Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Dunxin’s directors to it under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Dunxin’s shareholders and the fiduciary responsibilities of Dunxin’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Dunxin is a Cayman Islands company and all of its assets are located outside of the United States. Substantially all of its current operations are conducted in the PRC. In addition, most of Dunxin’s directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against Dunxin’s assets or the assets of its directors and officers.

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

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of the Company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We conduct our operations in China primarily through our PRC subsidiary and the VIE. PRC laws and regulations restrict and impose conditions on foreign investment in microfinance lending businesses. Accordingly, we operate our microfinance lending business in China through the VIE. We have evaluated the guidance in IFRS 10 Consolidated Financial Statements and IFRS 12 Disclosure of Interests in Other Entities and consolidated the results of the VIE in our financial statements, for accounting purposes, based upon such contractual arrangements. Investors in our ordinary shares or ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and investors may never directly hold equity interests in our Chinese operating company, Chutian.

Our holding company, Dunxin Financial Holdings Limited (formerly known as China Xiniya Fashion Limited), was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, we completed the Divestiture and Acquisition. In connection with the Divestiture, we divested our wholly-owned subsidiary, Xiniya Holdings Limited, a Hong Kong company, to Qiming Investment Limited, a British Virgin Islands company, in exchange for a purchase consideration of RMB228,000,000 (US$34,588,428). In connection with the Acquisition, we purchased all of the issued and outstanding ordinary shares of True Silver for a cash payment of RMB228,000,000 (US$34,588,428) and the issuance of 772,283,308 of our ordinary shares at RMB1.00 (US$0.15) per share, and True Silver became our wholly owned subsidiary. True Silver utilizes a VIE structure to operate and consolidate 80% of the financial results of Chutian.

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes. Accordingly, we changed our business from an apparel business to a microfinance lending business in Hubei Province, China. We currently operate our microfinance lending business through Chutian.

The following is a brief description of each of Dunxin’s subsidiaries and the VIE:

•

Chutian HK. Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited liability company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is wholly owned by True Silver.

•	Chutian Holding. Chutian Holding is a wholly foreign owned enterprise and a limited liability company in China established by Chutian HK on November 4, 2016.

•

Chutian. Chutian is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, China. Through a series of contractual arrangements entered into among Chutian Holding, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement the (collectively, the “VIE Agreements”), Chutian Holding is deemed to be the primary beneficiary of Chutian, for accounting purposes, and therefore can consolidate 80% of Chutian’s financial results.

The following is a brief description of the VIE Agreements entered into on August 10, 2017, among Chutian Holding, Chutian and certain shareholders of Chutian, through which we seek to control 80% equity interests of Chutian:

•

Exclusive Consigned Management Service Agreement. Pursuant to the Exclusive Consigned Management Service Agreement between Chutian and Chutian Holding, Chutian Holding was appointed as the exclusive services provider to Chutian (including its subsidiaries, branches and any other invested entities) for the following services: comprehensive business support, including but not limited to, daily business management consulting, financial consulting, professionals and technical training during the term of this Agreement in accordance with the terms and conditions of this Agreement. For services rendered to Chutian by Chutian Holding under this Agreement, Chutian Holding is entitled to collect a service fee equal to 80% of the net operating income of Chutian (the “Service Fees”). The Service Fees are due and payable on a quarterly basis; provided, however, in principle, the payment of the Service Fees should not cause any difficulty to the operation of either party to this Agreement. The Exclusive Consigned Management Service Agreement has a term of five (5) years. Chutian is not entitled to unilaterally terminate this Agreement. Chutian Holding has the right to terminate this Agreement by giving a thirty (30) day prior notice to Chutian. This Agreement could be extended based on the originally agreed terms upon expiration if Chutian Holding gives written confirmation before expiration of the agreement. The period of extension will be decided by Chutian Holding, which Chutian is required to unconditionally accept.

49

•

Exclusive Purchase Option Agreement. Under the Exclusive Purchase Option Agreement, Hubei New Nature Investment Co., Ltd, Ricky Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, and Wenting (Tina) Xiao (collectively “Shareholders holding 80% equity interests of Chutian”) irrevocably granted to Chutian Holding, or any third party designated by WFOE, an exclusive purchase option right, at any time to purchase all or part of such shareholders’ current and future equity interests in Chutian, to the extent permitted by PRC laws and regulations. Apart from Chutian Holding or any third party designated by Chutian Holding, no other person has the right to purchase such equity interests in Chutian. Shareholders holding 80% equity interests of Chutian are required to transfer their respective equity interests in Chutian to Chutian Holding in accordance with their percentage ownership of such equity interests provided Chutian Holding selects to purchase such shareholders’ equity interests. Chutian irrevocably granted to Chutian Holding or any third party designated by Chutian Holding an exclusive purchase option right, at any time to purchase all or substantially all of Chutian’s assets, to the extent permitted by PRC laws and regulations.

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

As of the date of this annual report, we, our PRC subsidiary and the VIE have received from PRC and BVI authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and BVI, and no permission or approval has been denied. The following table provides details of permissions held by our PRC subsidiary and the VIE.

Company	License and Permission	Issuing Authority	Validity
Chutian	Business license	Administrative Examination and Approval Bureau of Wuchang District, Wuhan Province	Long-term
	Permission of establishment of Chutian and engaging in microfinance services	Finance Administration Office, Hubei Municipal People’s Government	Long-term
Chutian Holding	Business license	Administration of Bureau Industry and Commerce, Wuhan Province	Long-term
True Silver	Certificate of Incorporation	BVI Financial Services Commission	Long-term
Chutian HK	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term

We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including securities offerings that are conducted in the United States. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to securities offerings that are conducted in the United States from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required for securities offerings that are conducted in the United States, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from securities offerings that are conducted in the United States into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt securities offerings that are conducted in the United States before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for securities offerings that are conducted in the United States, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See “Risk Factors – Risks Related to Doing Business in China–There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. Complying with evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for any securities offerings that are conducted in the United States and affect our ability to offer or continue to offer securities to investors outside China.” on page 20 of this annual report.

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

The following diagram illustrates our current corporate structure:

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Dunxin’s ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Further, the VIE Agreements have not been tested in a court of law. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Accordingly, the enforceability of the various contracts described above by the Company against the VIE is dependent upon the Shareholders holding 80% equity interests of Chutian. If any of such shareholders fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that were designed to provide us effective control over the VIE. If this happens, we would need to deconsolidate the VIE. Substantially all of our assets, including the necessary licenses to conduct business in China are held by the VIE. Substantially all of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure” on page 8 of this annual report.

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended December 31, 2019, 2020 and 2021, and selected balance sheet information as of December 31, 2020 and 2021 showing financial information for Dunxin, non-VIE subsidiaries and the VIE, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram.

•	“parent” refers to Dunxin Financial Holdings Limited, a Cayman Islands exempted company;

•

“non-VIE subsidiaries” refer to, collectively, (i) True Silver Limited, our wholly owned Cayman Island subsidiary, (ii) Chutian Financial Holdings (Hong Kong) Limited., our wholly owned Hong Kong subsidiary, and (iii) Wuhan Chutian Investment Holding Limied., a wholly owned PRC subsidiary;

•	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Dunxin Financial Holdings Limited;

Consolidated Statements of Operations Information

		Year Ended December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	20,627	-	20,627
Interest expenses on loans	-	(239)	(21,135)	-	(21,374)
Business related taxes and surcharges	-	-	(452)	-	(452)
Total interest expense	-	(239)	(21,587)		(21,826)
Net interest loss	-	(239)	(960)	-	(1,199)
Credit impairment losses	-	-	(119,078)		(119,078)
Net interest loss after impairment loss	-	(239)	(120,038)		(120,277)
Non-interest and other income	387	-	-	-	387
Sales and marketing	-	-	(293)	-	(293)
General and administrative	(2,802)	(48)	(5,039)		(7,889)
Total operating costs and expenses	(2,802)	(48)	(5,332)		(8,182)
Net loss	(2,415)	(287)	(125,370)		(128,072)

		Year Ended December 31, 2020
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	105,570	-	105,570
Interest expenses on loans	-	(52)	(21,857)	-	(21,909)
Business related taxes and surcharges	-	-	(304)	-	(304)
Total interest expense	-	(52)	(22,161)	-	(22,213)
Net interest income	-	(52)	83,409	-	83,357
Credit impairment losses	-	-	(55,264)	-	(55,264)
Net interest income after impairment loss	-	(52)	28,145	-	28,093
Non-interest and other income	21	-	-	-	21
Sales and marketing	-	-	(170)	-	(170)
General and administrative	(3,229)	(14)	(4,847)	-	(8,090)
Total operating costs and expenses	(3,229)	(14)	(5,017)	-	(8,260)
Net (loss)/profit	(3,208)	(66)	23,128	-	19,854

		Year Ended December 31, 2019
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	118,396	-	118,396
Interest expenses on loans	-	-	(19,846)	-	(19,846)
Business related taxes and surcharges	-	-	(435)	-	(435)
Total interest expense	-	-	(20,281)	-	(20,281)
Net interest income	-	-	98,115	-	98,115
Credit impairment losses	-	-	(24,694)	-	(24,694)
Net interest income after impairment loss	-	-	73,421	-	73,421
Non-interest and other income	-	-	173	-	173
Sales and marketing	-	-	(1,698)	-	(1,698)
General and administrative	(2,857)	(71)	(10,352)	-	(13,280)
Total operating costs and expenses	(2,857)	(71)	(12,050)	-	(14,978)
Net (loss)/profit	(2,857)	(71)	61,544	-	58,616

Consolidated Balance Sheet Information

		As of December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,553	-	(1,553)	-
Amount due from Non-VIE	-	319	13,640	13,959	-
Loans receivable, net of credit
impairment losses	-	-	555,133	-	555,133
Current assets	49	2,729	567,565	(13,966)	556,377
Amount due to VIE	(12,845)	(795)	-	13,640	-
Amount due to Non-VIE	(319)	-	(1,553)	1,872	-
Investment in non-VIE subsidiaries	319	-	-	(319)	-
Equity in the VIE through the				-
VIE Agreements	979,728	-	-	(979,728)	-
Assets	980,096	2,737	609,751	(994,022)	598,562

		As of December 31, 2020
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Loans receivable, net of credit
impairment losses	-	-	662,183	-	662,183
Current assets	51	1,004	673,583	(11,549)	663,089
Investment in non-VIE subsidiaries	319-	-	-	(319)	-
Equity in the VIE through the
VIE Agreements	979,728	-	-	(979,728)	-
Assets	1,003,535	1,012	718,742	(1,015,041)	708,248

Consolidated Cash Flows Information

	Year Ended December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash generated by operating activities	(2)	10,230	-	-	10,228
Total cash used in financing activities	-	(10,000)	-	-	(10,000)
Effect of exchange rate changes	71	-	-	-	71

Net increase in cash, cash equivalents and restricted cash	(2)	230	-	-	228

	Year Ended December 31, 2020
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	-	(624)	(2)	-	(626)
Total cash generated by financing activities	-	414	-	-	414
Effect of exchange rate changes	177	-	-	-	177
Net decrease in cash, cash equivalents and restricted cash	-	(210)	(2)	-	(212)

	Year Ended December 31, 2019
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash generated by operating activities	-	52	15,025	-	15,077
Total cash used in investing activities	-	-	(76)	-	(76)
Total cash used in financing activities	-	-	(18,462)	-	(18,462)
Effect of exchange rate changes	405	-	-	-	405
Net decrease in cash, cash equivalents and restricted cash		52	(3,513)	-	(3,461)

Transfer of Cash Through our Organization

Before 2020, the sources of funds of the VIE primarily consisted of loans from security exchanges and shareholders, and cash generated from operations.

For the years ended December 31, 2020 and 2021, due to the severe financial restraint, we suspended offering loans to our customers and the VIE primarily relied on the financial supporting from related company or non-VIE subsidiaries by means of paying relevant expenses on behalf of the VIE to maintain normal business operation. Dunxin did not make any cash contributions to VIE and non-VIE subsidiaries and there was no transfer of cash among Dunxin, VIE and non-VIE subsidiaries.

Dividends and Other Distributions

Dunxin is a holding company incorporated in the Cayman Islands and conducts businesses in China through its PRC subsidiary and the VIE. We are permitted under PRC laws and regulations to provide funding to our WFOE only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements.

Dunxin may rely on dividends and other distributions on equity paid by our PRC subsidiary and the VIE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our ADSs or to service any debt we may incur. If our PRC subsidiary and the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. The Company’s PRC subsidiary is permitted to pay dividends only out of its retained earnings. However, the Company’s PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of the Company’s PRC subsidiary’s net assets is prohibited from being distributed to its shareholders as dividends. To date, there have not been any such dividends or other distributions from our PRC subsidiary or the VIE to our subsidiaries located outside of China. In addition, as of the date of this annual report, none of our subsidiaries and the VIE have ever issued any dividends or distributions to us or their respective shareholders outside of China. If our PRC subsidiary or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, as of the date of this annual report, neither we nor any of our subsidiaries and the VIE have ever paid dividends or made distributions to U.S. investors. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC subsidiary and the VIE via capital contribution or shareholder loans, as the case may be.

We have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers among Dunxin, the VIE and non-VIE subsidiaries. Cash transferred of less than RMB10.0 million (US$1.6 million) must be reported to and reviewed by Dunxin’s financial department and the PRC subsidiary's and the VIE’s chief executive officer, and must be approved by the Chief Financial Officer and Chairman of Dunxin. Cash transfer in excess of RMB10 million (US$1.6 million) must be approved by board of directors of Dunxin.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other Chinese laws and regulations, our PRC subsidiary may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary and the VIE is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiary and the VIE may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiary and the VIE to use their potential future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiary and the VIE to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiary. Currently, our PRC subsidiary and the VIE may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the VIE. In addition, ADS holders may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiary.” on page 6 of this annual report and “Risk Factors—Risks Related to Doing Business in China—Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.” on page 7 of this annual report.

Corporate information

Our principal executive offices are currently located at 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China. The Company’s current telephone number at this address is +86-27-87303888. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our current website is http://hbctxed.com. The information contained on our website or any third-party websites does not constitute a part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

B. Business Overview

Overview

Dunxin is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with its VIE, Chutian, in China. We primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. We operate our microfinance lending business through the VIE, Chutian. Substantially all of our operations are conducted in the PRC through Chutian, which holds all the certificates, business license and other requisite licenses for the microfinance lending businesses.

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in the second half year of 2019 and we are exploring new opportunities based on metaverse related technologies.

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

The number of SMEs in China is significant. They account for over 99% of China’s total enterprises. According to data compiled by the State Council Information Office PRC in November 2021, SMEs account for nearly 60% of the GDP and 80% of the overall employment. As a result, SME financing demands are on the rise. In some degree, the microfinance lending companies fill the gaps in China’s financial system by serving farmers, individuals and the SMEs.

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

Our Business

We offered loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals. We used our website http://hbctxed.com and our membership in certain industry associations to promote and to provide information about the Company and our products. After learning about the Company and our products, borrowers approached us to apply for their loans. We provided loans to individuals and companies through our credit teams.

Most of our borrowers are individuals and companies. Our typical size loans are around RMB 4.0 million (US$0.6 million) for individuals, and are around RMB7.0 million (US$1.1 million) for companies. Upon loan origination, our loans are either guaranteed or secured and have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. However, in 2019, we began to experience defaults on our loans. As of December 31, 2021, we had loans of an aggregate of principal amount of RMB754.4 million (US$118.4 million), among which RMB301.8 million (US$47.4 million), or around 40%, were in default. Due to the severe financial restraint, we have suspended offering loans to our customers since the second half year of 2019 and we are exploring new opportunities based on metaverse related technologies.

The following is a general description of our loan products that were offered prior to the suspension of our microfinance lending business:

•

Consumer Loans. We offered guarantee-backed personal loans, with terms ranging from three (3) months to six (6) months and with amounts ranging from RMB10,000 (US$1,440) to RMB100,000 (US$14,402), to working individuals. To qualify for this loan, the borrower must be domiciled in Wuhan and hold a Wuhan household registration. In addition, the borrower must have a reasonable loan purpose and a repayment plan. Borrowers were permitted to pay back the loan with their future salaries. We did not require any collateral for this loan; however, the borrower and a third-party guarantor were jointly and severally liable for the repayment of the loan.

•

Commercial Loans. We offered secured loans, with terms ranging from three (3) months to twelve (12) months and with amounts ranging from RMB100,000 (US$14,402) to RMB500,000 (US$72,014), to private business owners or individual business owners operating within Wuhan. This loan was mainly offered to businesses that encountered temporary cash flow difficulties. In order to qualify, the borrower’s business must be in good standing with the fixed operation office and registered office in Wuhan. In addition, the borrower must have a reasonable loan purpose and a repayment plan. This loan was either secured by assets as collateral or guaranteed by a third-party.

•

Collateral-Backed Loans. We offered collateral-backed loans, with terms ranging from three (3) months to twelve (12) months and amounts ranging from RMB500,000 (US$72,015) to RMB3,000,000 (US$432,090) to individuals, private business owners, private enterprises, and other business entities in Hubei Province. The borrower was required to have a reasonable loan purpose and a repayment plan, and if the borrower was a business, the business must be in good standing with stable cash flow. The borrower must own real property or an automobile, and the loan was secured by assets as collateral.

•

Enterprise Loans. We offered collateral-backed loans, with terms ranging from three (3) months to twelve (12) months and lines of credit ranging from RMB3,000,000 (US$436,000) to RMB7,000,000 (US$1.0 million), to small and SME borrowers operating businesses in Hubei Province. The main purpose of this loan was to satisfy the borrower’s temporary cash flow needs. Borrowers were required to have a reasonable loan purpose, a repayment plan, and the business must be in good standing with stable cash flow. The loan was secured by assets as collateral with complete collateral ownership certification documents.

Our Strategy

Before we suspended offering loans to our customers since the second half year of 2019, our objective was to become a leading lending institution that caters to serving the financial needs of consumers and small and medium-sized companies with funding flexibility and limited credit exposure. Despite the extremely limited capital resources and severe financial restraints, we intend to implement a two-pronged strategy to restore our operations and explore new business opportunities:

●	Existing Operations: We intend to improve our cash position by our continuous effort to collect existing loan and interest receivables.

●

New Business Opportunities: We studied and analyzed various projects in medical health, bio-pharmaceuticals, cold chain logistics, big data and block chain industries during the past two years, and we believe there will be potential business opportunities in businesses based on metaverse related technologies. Specifically, we plan to focus on the following business segments: (a) acquiring or establishing a non-fungible token (NFT) digital copyrights confirmation and trading platform; (b) creating and publishing metaverse related contents such as block chain, artificial intelligence, 3D modeling and big data; and (c) establish an intelligent supercomputing power center.

Recent Developments

Dunxin announced its plan to transition from microfinance to metaverse related business in November 2021, On December 29, 2021, Dunxin entered into a non-binding Letter of Intent in connection with business cooperation with Fengniao (International) Network Technology Co., Ltd., a technology company based in Hong Kong that is engaged in the development of digital technology, research and development, production and sales of servers ("Fengniao"). According to this Letter of Intent, Dunxin and Fengniao plan to set up a Computing Power Investment Fund with the total investment amount of RMB1 billion, and an intelligence computing power center in Hong Kong and other overseas regions in the next three to five years. In addition, Dunxin and Fengniao plan to cooperate on setting up data center, distributed computing network, big data and computing power services. However, as of the date of this annual report, Dunxin and Fengniao are still in the planning stage of the proposed collaboration. There can be no assurances that Dunxin will set up the Computing Power Investment Fund at all, or that if it is set up that it will be funded and be successful.

On January 10, 2022, Dunxin entered into a non-binding Letter of Intent in connection with business cooperation with Wuhan Shumu Equity Investment Fund Management Co., Ltd., a block chain game company ("Shumu"). According to the Letter of Intent, Dunxin and Shumu plan to cooperate on, among others, the setup of a digital copyright online trading platform, digitalized registration, trading and protection of copyrights, block chain and digital copyrights funds. Although Dunxin has not finalized the specifics of the platform or the investment amounts due to delay caused by the resurgence of COVID-19 and extensive lockdown measures across China, Dunxin plans to have further discussions with Shumu to implement the agreements under the Letter of Intent with Shumu in the future. However, there can also be no assurances that Dunxin will be able to finalize any agreement with Shumu and if it is finalized that any platform will be successful.

Employees

As of December 31, 2021, we had 11 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 16, 11 and 11 full-time employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth by function the number of our full-time employees as of December 31, 2021:

Function	As of December 31, 2021
Operations	5
Loan Department	2
Risk Management	1
Finance and Administration	3
Total	11

Intellectual Property

As of December 31, 2021, we did not own or have any significant intellectual property rights other than our registered domain name (http://hbctxed.com). It was registered in December 2020 and will be renewed upon expiration. The Company is not materially dependent on any intellectual property.

Competition

We face growing competition in the microfinance industry and we believe that the microfinance market is becoming more competitive as this industry matures and begins to consolidate. Chutian primarily competes with other microfinance companies in the Hubei Province. According to the PBOC published statistics, as of September 30, 2019, December 31, 2020 and 2021, a total of 275, 273 and 246 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.6 billion ($4.5 billion), RMB30.0 billion ($4.6 billion) and RMB27.8 billion ($4.4 billion) among these microfinance lending companies, respectively. We also compete with traditional financial institutions, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us.

We believe metaverse related businesses are relatively new and in their start-up phase in China. The metaverse related business as a whole has been characterized by rapid changes and innovations and is constantly evolving globally. We believe most of our peers are in the stage of conceptual development in this in-depth digitalized, intelligent and social governance field. Therefore, trends of future development and overall competition in the metaverse related business may not be predicted.

GOVERNMENT REGULATIONS

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People's Congress which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State Council. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

As advised by our PRC legal counsel, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted or the completion of the issuance of security in the follow-on offering. The required filing materials for an initial public offering and listing shall include but not limited to: regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable) and the filing materials for issuing overseas listing securities in an follow-on offering shall include but not limited to: record-filing and domestic legal opinion.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. As of the date of this annual report, the Draft Rules Regarding Overseas Listings have not been promulgated, and we have not been required to obtain permission from the government of China for any offering. While the final version of the Draft Rules Regarding Overseas Listings are expected to be adopted in 2022, we believe that none of the situation that would clearly prohibit overseas offering and listing applies to us. In reaching this conclusion, we are relying on an opinion of our PRC counsel and that there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from the Chinese government that is required to approve of our operations and/or any securities offerings that are conducted in the United States. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

Regulatory Authorities of the Microfinance Industry in China

Currently in China there is no nationwide administrative regulatory authority for the microfinance industry at the state level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC, on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authorities to take charge of the supervision and administration of microfinance companies and which is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of microfinance companies within the province, autonomous region or municipality directly under the PRC government.

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

Regulatory Policies of the Microfinance Companies in China

A. National Policy

Currently, there are no nationwide laws or regulations covering the microfinance industry in China. However, the Guiding Opinions on the Pilot Operation of Microfinance Companies provides the following guidance on pilot operations for microfinance companies:

61

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

•

Pursuant to Article 11 of the Work Guideline on the Pilot of Microfinance Companies in Hubei Province issued by the General Office of Hubei People’s Government on April 19, 2012, a microfinance company can expand their finance percentage to the 100% of the net capital subject to the City(Provincial) Small-Sum Loan Joint Meeting’s recommendation and submission to the Province Small-Sum Loan Joint Meeting and with the approval of the said Province Small-Sum Loan Joint Meeting. The legal person shareholders of the small-sum loan companies that are approved to expand their finance percentage by the Province Small-Sum Loan Joint Meeting, can provide finance to the amount of no more than 50% of the net capital to the small-sum loan companies;

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

Chutian did not meet the guide regarding the ownership limitation of 10%, since there were shareholders who respectively held 30% and 15% of the registered and paid-up capital of Chutian at the establishment of Chutian in February 2013. Currently there are shareholders who hold over 10% of the registered and paid-up capital of Chutian after the increase of Chutian’s registered and paid-up capital from RMB300 million ($43.6 million) to RMB450 million ($65.4 million) in December 2016. However, both the establishment and the increase of registered and paid-up capital of Chutian obtained the approval required by the provincial authority, in accordance with the provincial local regulatory policies, namely Work Guideline on the Pilot of Microfinance Companies in Hubei Province issued on April 19, 2012 (see below Local Regulatory Policies in Hubei).

On October 26, 2017, the Administration of Taxation of the Ministry of Finance of the People’s Republic of China issued the Circular regarding the Tax Policy of Financing of Small and Micro Enterprises . This circular seeks to support agriculture-related and small-scaled businesses by giving certain tax incentives to financial institutions that lend to them. From December 1, 2017 to December 31, 2019, any interest income earned by financial institutions from farmers, small businesses, micro-enterprises, and privately or individually-owned businesses, shall be exempt from value-added tax. In order to qualify for this exemption, financial institutions must separately calculate and report interest earned from the aforementioned borrowers. Any interest income that is not calculated or reported separately shall not be eligible for the value-added tax exemption. In addition, from January 1, 2018 to December 31, 2020, financial institutions shall be exempt from paying stamp duty on loan agreements entered into with small businesses and micro-enterprises. Pursuant to the Notice on Extending the Implementation Period of Some Preferential Tax Policies issued by the Administration of Taxation of the Ministry of Finance on March 15, 2021, the implementation period of the Notice on Financing Tax Policies of Small and Micro Enterprises extends to December 31, 2023. As a result, financial institutions shall be exempt from paying stamp duty on loan agreements entered into with small businesses and micro-enterprises for the year ended December 31, 2021.

On November 21, 2017, the Office of Leading Group on Special Rectification of Risks in the Internet finance and Online Lending promulgated “the Notice to Immediately Suspend the Approval of Establishment of Online Microfinance Company” (the “Suspend Notice”), according to which, regulatory authorities should not approve any of the establishment of new online microfinance company, nor approve any license of cross-provinces (districts, cities) microfinance business to the existing microfinance companies, effective from the date of the Suspend Notice.

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

Given that our microfinance business is confined to the region of Hubei Province, the following is a brief summary of the relevant laws and regulations applicable in the Hubei Province covering the microfinance industries:

•	Implement Opinions on the Pilot Operation of Microfinance Companies in Hubei Province issued by the General Office of the Hubei Province People’s Government on September 10, 2008.

•

Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009.

•

Interim Management Measures on Capital and Equity of Microfinance Companies in Hubei Province jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 17, 2010.

•	Several Opinions on Promoting the Healthy Development of Microfinance Companies in Hubei Province issued by the General Office of the Hubei Province People’s Government on December 23, 2010.

•	Work Guideline on the Pilot of Microfinance Companies in Hubei Province issued by the Microfinance Work Joint Session Office on April 19, 2012.

•	Provisional Administrative Working Guidence for Ultilization of Capital Market by Microfinance Companies in Wuhan, promulgated on October 13, 2015.

•	Notice by the General Office of the China Banking and Insurance Regulatory Commission of Strengthening the Supervision and Administration of Small Loans Companies promulgated on September 07, 2020.

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

64

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

65

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

Regulations Related to Internet Information Security and Privacy Protection

Regulations on Information Security

The PRC government has enacted laws and regulations with respect to internet information security. Internet information in China is regulated and restricted from a national security standpoint. On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997, and amended it on January 8, 2011, prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

The PRC Cyber Security Law, which was promulgated on November 7, 2016, and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. Any violation of the provisions and requirements under the PRC Cyber Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, or the PIPL, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PIPL aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PIPL, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PIPL provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021, and took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision, publication of data, etc.) to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it shall cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On December 28, 2021, the Cyberspace Administration of China and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a critical information infrastructure operators (CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. Namely, the scope of review under the Cybersecurity Review Measures extend to CIIO, online platform operators carrying out data processing activities, and national security risks related to a non-PRC listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.”

Regulations on Personal Information Protection

In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On July 30, 2021, the State Council Promulgated the Provisions on Protection of Critical Information Infrastructure, or the CII Regulation, which became effective on September 1, 2021. According to the CII regulation, a critical information infrastructure, or CII, refers to an important network facility or information system in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and national defense technology industry, among others. CII also refers to other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, and public interests in the event of damage, loss of function, or data leakage. The competent departments and supervision and management departments of the aforementioned important industries and fields are the departments responsible for the CII security protection work. They will be responsible for organizing the identification of CIIs in their respective industries or fields in accordance with the identification rules, promptly notifying the CII operators of the identification results, and notifying the public security department of the State Council.

The Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, on August 20, 2021, which entered into force on November 1, 2021. According to the Personal Information Protection Law, personal information refers to all kinds of information, recorded by electronic or other means, that is related to identified or identifiable natural persons, but excludes anonymized information. Personal information handling should follow the principles of legality, rightness, necessity, and integrity. Moreover, the Personal Information Protection Law specifies the rules for handling sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause grave harm to personal or property security, including biometric characteristics, financial accounts, individual location tracking, and personal information of minors under the age of 14, among others. Personal information handlers shall bear the responsibility for their personal information handling activities, and adopt necessary measures to safeguard the personal information they handle. Otherwise, the personal information handlers will be ordered to correct their behaviors, or suspend or terminate the provision of services, and may be subject to confiscation of illegal income, fines or other penalties.

Regulatory Policies of the businesses based on metaverse related technologies in China

Regulations on Network Virtual Property

Under the Civil Code of the People’s Republic of China, effective in January 2020, where any laws provide for the protection of data and network virtual property, such laws shall apply. However, currently, there is no PRC law or regulation specifically governing virtual asset property rights.

Regulations on the Blockchain Industry and Cryptocurrency in General

The blockchain industry in China is an emerging industry. The PRC government has yet to establish a comprehensive regulatory framework. The laws and regulations governing the operation of blockchain products and services in China are also rapidly developing and evolving. On January 10, 2019, the Cyberspace Administration of China, issued the Provisions on the Administration of Blockchain Information Services, or the Blockchain Provisions, which came into effect on February 15, 2019. Pursuant to the Blockchain Provisions, a blockchain information service provider is required to file particulars of such service provider including its name, service category, service form, application field, and server address with the blockchain information service filing management system managed by the Cyberspace Administration of China and go through filing procedures within ten business days after it starts to provide services. After completing the filing procedure, the blockchain information service provider should display the filing number in a conspicuous position on the service provider’s websites and applications through which it provides services. Laws and regulations in China, such as Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation, prohibit all fungible tokens trading activities, including but not limited to, initial coin offerings, information intermediary and pricing services, derivative transactions, among others. However, due to the lack of laws and regulations specifically addressing non-fungible tokens, or NFTs, substantial uncertainties exist with respect to the definition and scope of NFTs as well as how NFT-related businesses are regulated in China.

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on Guarding against Bitcoin Risks issued on December 3, 2013, or the 2013 Circular, Bitcoin should be regarded as a specific virtual commodity, and it does not possess the status that a legal currency has, and cannot and should not be circulated in market as a currency. The 2013 Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

According to the Announcement of the People’s Bank of China, the Office of the Central Cyberspace Security and Informatization Leading Group, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Token Fundraising Risks issued on September 4, 2017, or the 2017 Announcement, activities of offering and financing of tokens, including initial coin offerings, or ICOs, should be forbidden in the PRC since they are essentially illegal public financing activities, which are suspected to involve financial crimes such as illegal distribution of financial tokens, illegal issuance of securities, illegal fundraising, financial fraud or pyramid sales. All so-called token trading platforms should not (i) engage in any exchange between any fiat currency with tokens or “virtual currencies”, (ii) trade tokens or “virtual currencies” or trade them as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies”. The 2017 Announcement further orders that financial institutions and non-banking payment institutions should not do any business related to token trading.

According to the Risk Warning on Preventing Illegal Fundraising in the Name of “Virtual Currency” or “Blockchain” jointly promulgated by the Banking and Insurance Regulatory Commission, the Office of the Central Cyberspace Affairs Commission, the Ministry of Public Security, the People’s Bank of China and the State Administration for Market Regulation on August 24, 2018, or the 2018 Warning, raising funds through the issuance of so-called “virtual currency”, “virtual asset” or “digital asset” under the flag of “financial innovation” or “blockchain” is not based on real blockchain technology, but rather the practice of using speculative blockchain concepts for illegal fundraising, pyramid schemes, or fraud. The 2018 Warning reiterates the position of the Chinese government on ICOs.

Despite the Chinese government’s resentment of non-government backed cryptocurrencies in general, China has been testing digital Renminbi through pilot programs. On October 23, 2020, the People’s Bank of China published the revised Law of the People’s Republic of China on the People’s Bank of China (draft), or the draft PBOC Law, to solicit comment from the public. Article 19 of the draft PBOC Law provides that Renminbi may take a physical form or a digital form. This draft PBOC Law, if enacted, will pave the way for the formal launch of digital Renminbi. However, Article 22 of the draft PBOC Law reiterates that no entity or individual should produce or offer coupon tokens or digital tokens to replace Renminbi for circulation in market. This has been the consistent position of the Chinese government since 2013.

Regulations on Registration of Blockchain Information Service Providers

Entities or nodes providing information services based on blockchain technologies or systems in China are required to be registered with the Cyberspace Administration of China. According to the Administrative Regulations on Blockchain Information Services issued by the Cyberspace Administration of China and effective on February 15, 2019, or the Blockchain Regulation, blockchain information services shall refer to information services provided to the public through internet sites, applications, etc. based on blockchain technologies or systems. The Blockchain Regulations also provide that, a provider of blockchain information services shall fill in its name, service category, service form, application domain, server address and other information through the management system of blockchain information services established by the Cyberspace Administration of China. We do not believe we should make such filing with the Cyberspace Administration of China based on our current business operations. However, uncertainties exist regarding the interpretation and implementation of the Blockchain Regulation, and future Chinese laws and regulations may require us to register or file with Chinese cyberspace authorities.

Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusion of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms operated in China so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

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

Social Insurance Regulations

According to the PRC Social Insurance Law and the Rules on Implementing the PRC Social Insurance Law, both effective as of July 1, 2011, and the PRC Social Insurance Law was amended on December 29, 2018, the state shall establish a social insurance system including basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and both employers and individuals shall pay social insurance premiums. Migrant workers shall participate in social insurance schemes, and foreigners employed within the territory of the PRC shall participate in social insurance as well. Violations of the PRC Social Insurance Law may result in the imposition of fines, and criminal liability may be incurred in serious cases.

According to Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999, as amended on March 24, 2019, employers in the PRC shall conduct the registration of social insurance with the competent authorities, and make contributions to the basic pension insurance, basic medical insurance and unemployment insurance for their employees.

According to the Regulations on Occupational Injury Insurance, effective as of January 1, 2004, as subsequently amended on December 20, 2010, employers in the PRC shall pay the occupational injury insurance fees for their employees.

Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment (partially invalid on December 30, 2019), which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Several articles of this notice were abolished by SAFE on December 30, 2019, but these amended articles are not related to the foreign exchange registration of offshore investment by residents.

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended on May 4, 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013 (partially Invalid on December 30, 2019), which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13 (partially Invalid on December 30, 2019). After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and were amended on June 26, 2009. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

C. Organizational Structure

For a description of our organizational structure, see “Item 4. Information on the Company—A. History and Development of the Company.”

D. Property, Plant and Equipment

Our principal executive office is located at 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 430063, which is leased by the VIE, Chutian, on June 1, 2021 for a term of five years, and has approximately 1,492 square meters of office space. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

As a result of the CIB Transaction, Honest Plus and Perfect Lead, the former shareholders of True Silver, became the shareholders of the Company. The CIB Transaction was accounted for as a reverse acquisition, wherein True Silver is considered the acquirer for accounting and financial reporting purposes.

Accordingly and except as otherwise provided, the historical financial statements of True Silver were treated as the historical financial statements of the Company. Unless the context otherwise indicates, references to “we,” “our,” “us” and the “Company” in Item 5 refer to the post-CIB Transaction combined company, its subsidiaries and the VIE on a consolidated basis.

A. Operating Results

Overview

Dunxin is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and its VIE, Chutian, in China. We primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China.

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in since the second half year of 2019 and we are exploring new opportunities based on metaverse related technologies.

We operate our microfinance lending business through the VIE, Chutian. Substantially all of our operations are conducted in the PRC through Chutian, which holds all the certificates, business license and other requisite licenses for the microfinance lending businesses.

Key factors that affect operating results

Our operations and assets are located in China. Accordingly, our results of operations, financial condition and prospects maybe affected by China’s economic and regulation conditions in the following aspects: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes to prevailing market interest rates; and (d) a higher rate of bankruptcy. Particularly, as a company headquartered in Wuhan with substantially all operating activities, revenues and workforce in China, our results of operations and financial outlook have been materially and adversely affected by the COVID-19 pandemic. For example, due to the lockdown, travel restrictions and quarantine measures mandated by the governments, our headquarters were forced to close and our employees were unable to return to office until April 2020. Our collection activities were also significantly limited due to various temporary measures. Moreover, some micro sized enterprises, SMEs, sole proprietors and individuals, who are vulnerable in the face of economic downturn, encountered operational and financial difficulties, which led to the defaults of our loan receivables. Although the pandemic is generally under control in China, vaccines for COVID-19 have been developed and local government implemented the incentive policies to boost the economy, the outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect our results of operations. Although we have generally benefited from China’s economic growth, we are also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

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

Impairment measurement and recognition

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Company.

•	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

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

We consider the following as constituting an event of default:

•	the borrower is past due more than nine months on any material credit obligation to us; or

•	the borrower is unlikely to pay its credit obligations to the Company in full.

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

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiary and the VIE are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2021, 2020 and 2019 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2019, 2020 and 2021. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2019 RMB	2020 RMB	2021 RMB	2021 $
		(amount in thousands)

Interest income on loans	118,396	105,570	20,627	3,204

Interest expenses on loans	(19,846)	(21,909)	(21,374)	(3,320)
Business related taxes and surcharges	(435)	(304)	(452)	(70)
Total interest expense	(20,281)	(22,213)	(21,826)	(3,390)

Net interest income/(loss)	98,115	83,357	(1,199)	(186)
Credit impairment losses	(24,694)	(55,264)	(119,078)	(18,494)
Net interest income / (loss) after credit impairment losses	73,421	28,093	(120,277)	(18,680)

Non-interest and other income	173	21	387	60

Operating costs and expenses
Sales and marketing	(1,698)	(170)	(293)	(46)
General and administrative	(13,280)	(8,090)	(7,889)	(1,225)
Total operating costs and expenses	(14,978)	(8,260)	(8,182)	(1,271)

Profit/(loss) before income taxes	58,616	19,854	(128,072)	(19,891)
Income tax expense	-	-	-	-
Net profit/(loss)	58,616	19,854	(128,072)	(19,891)

Profit/(loss) attributable to:
Equity holders of the Company	46,893	15,883	(102,458)	(15,913)
Non-controlling interest	11,723	3,971	(25,614)	(3,978)
Net profit/(loss)	58,616	19,854	(128,072)	(19,891)

Profit attributable to owners of the Company and Non-controlling interests

Profit attributable to owners of the company represents 80% controlling interest of Chutian by us through the VIE arrangement. We are deemed to control 80% of Chutian and have rights to consolidate only 80% of Chutian’s audited financial results, the remaining 20% non-controlling interests relates to 20% interest held by Hubei Daily.

Comparison of results of operations for the years ended December 31, 2021 and 2020

Interest income on loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans decreased by RMB85.0 million ($13.2 million) or 80.5% from RMB105.6 million in 2020 to RMB20.6 million ($3.2 million) in 2021. We have suspended offering new loans since the second half of 2019. The decrease was primarily attributable to the decrease of present value of interest receivable with time lapse.

Interest expenses on loans

Interest expenses on loans decreased by RMB0.5 million ($83,000) or 2.4% in the year ended December 31, 2021, as compared to the year ended December 31, 2020. The decrease was primarily attributable to the decrease of loan payable.

Business related taxes and surcharges

Business related taxes and surcharges increased by RMB148,000 ($23,000) or 48.8% from RMB304,000 ($47,000) in 2020 to RMB452,000 ($70,000) in 2021. The increase was mainly attributable to the fact that we received preferential tax treatment by local enterprises in 2020 due to COVID 19 pandemic which was not available in 2021.

Credit impairment losses

We maintain allowance for loan losses, as presented in our financial statements, at a level we consider to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. Our management evaluates the adequacy of the allowance for loan losses on a regular basis or more often as necessary. The allowance is based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Allowance for loan losses increased by RMB63.8 million ($10.0 million) or 115.5% from RMB55.3 million ($8.6 million) in 2020 to RMB119.1 million ($18.7 million) in 2021. The economic and business environment in 2021 for SMEs remained very challenging. Most of our loan customers were experiencing financial difficulty, and therefore, additional allowance for loan losses of RMB63.8 million ($10.0 million) were provided in 2021. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Other interest and other income

Other interest and other income increased by RMB366,000 ($57,000) from RMB21,000 ($3,000) in 2020 to RMB387,000 ($60,000) in 2021. The increase was primarily attributable to reversal of over-accrued expense in the previous year.

Sales and marketing expenses

Sales and marketing expenses increased by RMB123,000 ($19,000) or 73.3% from RMB170,000 ($25,000) in 2020 to RMB293,000 ($46,000) in 2021. The increase was primarily attributable to the increase of salary to retain quality employees.

General and administrative expenses

General and administrative expenses decreased by RMB0.2 million ($31,000) or 2.5% from RMB8.1 million ($1.2 million) in 2020 to RMB7.9 million ($1.2 million) in 2021. The decrease was primarily attributable to the cost control initiative which reduced expenses since we have suspended loan offering since the second half of 2019.

Income tax expenses

Our income tax expense was nil in 2020 and 2021, primarily due to the fact that accrued interest of Stage 3 credit-impaired loans are not taxable income for tax purposes.

Net profit/(loss)

As a result of the foregoing, our net profit turns to net loss by RMB147.9 million ($23.0 million) or 745.0% from RMB19.9 million ($2.9 million) in 2020 to RMB128.1 million ($20.0 million) in 2021.

Comparison of results of operations for the years ended December 31, 2020 and 2019

Interest income on loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans decreased by RMB12.8 million ($1.9 million) or 10.8% from RMB118.4 million in 2019 to RMB105.6 million ($15.3 million) in 2020. We have suspended offering new loans since the second half of 2019. The decrease was primarily attributable to the decrease of present value of interest receivable with time lapse as a result of discount of cashflow.

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

We had positive cash inflows of RMB228,000 (US$36,000) for the year ended December 31, 2021 and negative cash flows of RMB212,000 (US$31,000) and RMB3.5 million (US$0.5 million) for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2021, we had total cash balances of RMB396,000 (US$62,000).

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

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	172,891	171,569	161,569	25,354
Effective interest rate	10.9%	12.7%	12.7%
Average duration of borrowings	365 days	365 days	365 days

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	$
	(amount in thousands)
Net cash generated by/(used in) operating activities	15,077	(626)	10,228	1,588
Net cash (used in) investing activities	(76)	-	-	-
Net cash (used in) / generated by financing activities	(18,462)	414	(10,000)	(1,552)
Net (decrease)/increase/ in cash, cash equivalents and restricted cash	(3,461)	(212)	228	36
Cash, cash equivalents and restricted cash at beginning of the year	3,188	132	97	15
Exchange losses on cash, cash equivalents and restricted cash	405	177	71	11
Cash, cash equivalents and restricted cash at end of the year	132	97	396	62

As of December 31, 2021, our cash, cash equivalents and restricted cash amounted to RMB396,000 ($62,000). Our cash, cash equivalents and restricted cash consist of cash on hand, cash deposited in banks and restricted cash at bank.

Cash flow generated by/(used in) operating activities

Our net cash generated by operating activities primarily consists of profit/loss before income tax, as adjusted by depreciation of property and equipment, amortization of intangible asset, credit impairment losses and reversal of directors’ fees, and changes in assets and liabilities, which include loan receivables, prepaid expenses, salary and benefit payable, business and other taxes payable, interest payable, and other payable.

Our net cash generated in operating activities for the year ended December 31, 2021 was RMB10.3 million ($1.6 million), which mainly consisted of (i) loss before income tax of RMB128.1 million ($20.1 million) adjusted by credit impairment losses for loans of RMB119.1 million ($18.5 million), (ii) increase in interest payable of RMB18.6 million ($2.9 million) due to non-payment.

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

Cash flow used in investing activities

There was no cash used in investing activities for the year ended December 31, 2020 and 2021.

Our net cash of RMB76,000 ($11,000) used in investing activities for the year ended December 31, 2019, mainly consisted of payment for property and equipment of RMB271,000 ($39,000) as offset by disposal of a motor vehicle of RMB195,000 ($28,000).

Net cash (used in)/generated by financing activities

Our net cash of RMB10 million ($1.6 million) used in financing activities for the year ended December 31, 2021 was mainly due to repayment of loans.

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

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, leasehold improvements, office equipment and furniture, were RMB271,000 in 2019. There are no capital resources in 2020 and 2021. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations.

C. Research and Development

We have not made, and do not expect to make significant expenditures on research and development.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any significant trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2021. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt Obligations	161,569	161,569	-	-	-

Debt obligations represent loans payable to various individuals and companies that are generally due within one (1) year. Loans payable are all overdue and have a weighted average annual interest rate of 12.7%.

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

On August 26, 2021, Ms. Michelle Ye Li tendered her resignation as a director, effectively immediately. Our board of directors appointed Mr. Qi Chen as directors of the Company to fill in the vacancies created by the resignation of Ms. Michelle Ye Li. Mr. Chen serves as a member of the Nominating and Corporate Governance Committee and chairwoman of the Audit Committee and the Compensation Committee.

Neither Mr. Liang nor Mr. Chen has any family relationships with any director or executive officer of the Company. There are no transactions between the Company and Mr. Liang nor Mr. Chen that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Dunxin Financial Holdings Limited, 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Ricky Qizhi Wei	54	Director (Chairman); Chief Executive Officer
Xiang (Johnny) Zhou	46	Chief Financial Officer
Weidong Xu	53	Director, Chief Operating Officer
Weitao Liang	39	Independent Director
Qi Chen	29	Independent Director

Ricky Qizhi Wei, Director (Chairman of the Board) and Chief Executive Officer. Mr. Wei became our chairman and chief executive office in December 2017. Mr. Wei, graduating from Wuhan University with an MBA degree, was engaged in savings, credit, project evaluation and other credit management in the Hubei Branch and Huanggang Branch of China Construction Bank in 1991-1992. He entered the Chinese capital market in 2001 through the creation of Hubei New Nature Investment Co., Ltd. where he served as Chairman and General Manager.

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

Key social honor: “2013 Top 10 Business Leaders of the Year in Huber,” “2015 Outstanding Hubei Merchants Award” and “2016 Outstanding Hubei Merchants Award.”

Mr. Wei has held various social positions including Vice President of China Micro-credit Companies Association, member of the NPC Standing Committee in Wuchang District of Wuhan, executive vice president of Hubei Merchants Association, founding president of EMBA Alumni Association of Wuhan University, founding member of Anhui Project Center of SEE Foundation (China’s famous nonprofit organization), executive president of Zhisland Hubei Branch and visiting professor of School of Economics and Management of South-Central University for Nationalities.

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

Weidong Xu, Director and Chief Operating Officer. Mr. Xu became a director in October 2020. Mr. Xu became our chief operating officer on December 28, 2017 and joined Chutian in 2015. He is currently responsible for the overall operation strategy and business planning, and is also a member of the Chutian’s Risk Management Committee and Innovation Credit Products Team. Mr. Xu graduated from Zhongnan University of Economics and Law with a major in finance and has more than 20 years of financial experience in credit risk management. He is familiar with corporate guarantee, pawn broking, micro-credit and other debt business review management, and has a strong knowhow and practical experience in the due diligence, risk review and post-loan management.

Weitao Liang, Director. Mr. Liang has served as an independent director of the Company since April 29, 2021. Mr. Liang has over 14 years’ experience in corporate finance and investment banking. Mr. Liang serves as an independent director of Baosheng Media Group Holdings Limited, an online marketing solution provider based in China, since June 2021. Mr. Liang also serves as the head of Global Business Department in China Great Wall Securities Co. Ltd., an investment banking company, since March 2017, where he is responsible for forming its Hong Kong subsidiary, undertaking cross-border investment banking and financing business development and supervising a team of global asset management. Since Mr. Liang’s joining China Great Wall Securities Co. Ltd. in July 2012, he consecutively served as Executive Director of Investment Bank Quality Control Department from July 2012 to September 2013, Deputy Managing Director of Investment Bank Quality Control Department from September 2013 to March 2014, Deputy Managing Director of Investment Bank Capital Markets Department from March 2014 to March 2015, head of The National Equities Exchange and Quotations (NEEQ) listing business from March 2015 to March 2017. Prior to that, he consecutively worked in the Investment Banking Department of China Merchants Securities Co. Ltd. from June 2007 to September 2008, Investment Banking Strategic Clients Department of China Merchants Securities Co. Ltd., an investment banking company, from September 2008 to August 2010 and NEEQ Department of China Merchants Securities Co. Ltd. from August 2010 to June 2012. In addition, he has served as the financial advisor of Hainan Hotpot Media Blockchain Science & Tech Co., Ltd. since September 2019, where he provides financing and investment advice. He also served as the M & A advisor of Legend Blockchain & Mining Group Co., Ltd., a blockchain technology company, since November 2019, where he was involved in providing solutions for the acquisition and construction of new BTC mining facilities. Mr. Liang holds a Master’s degree in Engineering Management from City University of Hong Kong, a Master’s degree in Operations Research from Zhejiang University, and a Bachelor’s degree in Mathematics with a minor in Finance from Tongji University.

Qi Chen, Director. Mr. Chen has served as an independent director of the Company since August 26, 2021. Mr. Chen has served as a senior manager of Baker Tilly China Certified Public Accountants since March 2019, primarily responsible for organizing and leading the project implementation and project process management, and providing consultation services about internal control and risk management systems. Since Mr. Chen’s joining Baker Tilly China Certified Public Accountants in December 2016, he consecutively served as a consultant of Enterprise Management Consulting Division from December 2016 to September 2017 and a senior consultant from September 2017 to March 2019, primarily responsible for evaluating the internal control systems of and providing risk and financial management consulting services for more than 30 enterprises. Mr. Qi Chen received his bachelor’s degree in Business and Financial Management from University of Hull, and master’s degree in International Business from University of Birmingham. He is a Certified Management Accountant (U.S.).

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we incurred an aggregate of approximately RMB1.7 million ($264,000) in compensation to our executive officers and our non-executive directors.

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

C. Board Practices

Board of Directors

Mr. Wei beneficially owns indirectly approximately 63.5% of our outstanding ordinary shares and therefore we are a “controlled company” as defined in Section 801 of the Company Guide. As a result, we are exempt from certain of the Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

Our board of directors currently consists of four (4) directors, two (2) of whom are independent directors. We maintain a nominating and corporate governance committee and a compensation committee comprised solely of independent directors.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes (a) bankrupt or makes any arrangement or composition with his creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his office by one month's notice in writing to the Company, (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; and (e) is removed from office pursuant to any provision of our memorandum and articles of association. Our officers are appointed by and serve at the discretion of the Board of Directors.

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

Audit Committee

Our audit committee consists of Mr. Chen and Mr. Liang and is chaired by Mr. Chen. Each of Mr. Chen and Mr. Liang satisfies the “independence” requirements of Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Chen and Mr. Liang and is chaired by Mr. Chen. Each of Mr. Chen and Mr. Liang satisfies the “independence” requirements of the Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Liang and Mr. Chen, and is chaired by Mr. Liang. Each of Mr. Liang and Mr. Chen satisfies the “independence” requirements of the Company Guide. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of the Company or of any third party.

Qualification

There is no shareholding qualification for directors.

Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred or sustained in the execution of their duty in their capacities as such, except by reasons of their own dishonesty, gross negligence, wilful misconduct, or fraud, including, among other things, costs, expenses, losses or liabilities incurred by such directors and officers in defending (whether successfully or otherwise) any civil proceedings concerning the Company or our affairs in any court whether in the Cayman Islands or elsewhere.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time for certain acts of such executive officer, including but not limited to a conviction of a felony, or any gross negligence by the executive officer in connection with the performance of his or her duties that have resulted in material and demonstrable financial harm to us. Upon termination for cause, the executive officer is entitled to the base salary only. We may terminate the employment agreement at any time without cause and upon termination without cause, the employee is generally entitled to a severance payment. An executive officer may resign from the Company, in which case such executive officer is generally entitled to his or her base salary only.

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

D. Employees

For a description of our employees, please refer to “Item 4. Information on the Company — B. Business Overview — Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 1,002,201,016 of our ordinary shares outstanding as of April 29, 2022, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name of Beneficial Owner	Nature of Shares		Percentage of Beneficial Ownership
Directors and Executive Officers
Ricky Qizhi Wei	636,072,237	(1)	63.5%
Weidong Xu	-		-
Weitao Liang	-		-
Qi Chen	-		-
Xiang (Johnny) Zhou	-		-
Directors and Executive Officers as a Group (five persons)	636,072,237		63.5%

___________

(1)

Includes 22,999,386 ordinary shares held by Perfect Lead and 469,072,851 ordinary shares held by Honest Plus. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As of April 29, 2022, we had 1,002,201,016 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 494,960,752 ordinary shares or 10,311,682 ADSs or approximately 49.4% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has voting rights that differ from the voting rights of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly, not disclosed in this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

We have adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2019 up to the date of this annual report.

Contractual Arrangements with the VIE and its Shareholders

We currently engage and operate our microfinance business through Chutian, the VIE, through the VIE Agreements. For a description of these VIE Agreements, see “Item 4.A. History and Development of the Company.”

1. Loans payable to related parties

1.1 In 2018, loans payable of RMB60.0 million ($9.4 million) were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2020 and 2021, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million ($0.7 million) and RMB4.7 million ($0.7 million) in 2020 and 2021, respectively.

As of December 31, 2020 and 2021, loans payable were RMB50.0 million ($7.7 million) and RMB50.0 million ($7.8 million) and the related interest payable was RMB10.3 million ($1.6 million) and RMB15.0 million ($2.4 million), respectively.

1.2 In 2018, loans payable of RMB20.0 million ($3.0 million) were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million ($70,000) was repaid. In 2019, loans payable of RMB17.3 million ($2.5 million) were further borrowed, loans of RMB14.7 million ($2.1 million) were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million ($1.4 million) and interest payable of RMB3.1 million ($0.5 million) to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million ($0.3 million) and interest payable of RMB0.5 million ($0.1 million) to Hubei New Nature. In 2021, the company made repayment amounting to RMB10 million ($1.6 million). The interest expenses were RMB3.0 million ($0.4 million), RMB1.4 million ($0.2 million) and RMB0.7 million ($0.1 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, loans payable were RMB11.0 million ($1.7 million) and RMB 1.0 million ($0.2 million), and the related interest payable was RMB1.0 million ($0.2 million) and RMB1.7 million ($0.3 million), respectively.

2. Loans payable to shareholders

2.1 In June 2017, a loan payable of RMB10.0 million ($1.5 million) was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million ($0.1 million) and RMB1.3 million ($0.2 million) in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million ($1.5 million) is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2020 and 2021, the loan payable and interest payable were overdue.

As of December 31, 2020 and 2021, loans payable were RMB10.0 million ($1.5 million) and RMB10.0 million ($1.6 million), respectively. As of December 31, 2020 and 2021, interest payable was RMB4.2 million ($0.6 million) and RMB6.6 million ($1.5 million), respectively.

2.2 In 2019, loans payable of RMB3.0 million ($0.4 million) and RMB10.0 million ($1.4 million) were borrowed from Li Ling, a shareholder who owned 2.5% of the VIE, at 12% per annum for 29 days and 74 days, respectively. At maturity, loan payable of RMB3.0 million ($0.4 million) and the related interest of RMB29,000 ($4,200) were fully repaid. Loan payable of RMB10.0 million ($1.4 million) was, however, overdue. On August 27, 2019, Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Wei in connection with a loan contract dispute. Court issued a preservation order that froze the bank deposits of Chutian and Mr. Wei in the amount of RMB12.0 million ($1.7 million), or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Wei repay the borrowed principal of RMB10.0 million ($1.4 million) and interest of RMB787,500 ($114,100) (based on the interest rate of 1.125% per month on the principal of RMB10.0 million ($1.4 million), calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million ($1.4 million) to Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million ($1.4 million), beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

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

As a result of the court ruling mentioned above, the interest expense on these loans was RMB2.0 million ($0.3 million) in 2020 and 2021 respectively. As of December 31, 2020 and 2021, loan payable was RMB10.0 million ($1.5 million) and RMB10.0 million ($1.6 million), and interest payable was RMB3.3 million ($0.5 million) and RMB5.3 million ($0.8 million), respectively.

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB0.5 million ($70,000), RMB0.5 million ($70,000 ) and RMB0.5 million ($70,000) were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, consulting expenses payable to these representatives were RMB1.5 million ($0.2 million) and RMB2.0 million ($0.3 million), respectively.

4. Reverse merger expenses and guarantee expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Wei, paid reverse merger expenses on behalf of the Company, totaling RMB11.3 million ($1.7 million) and RMB10.9 million ($1.6 million) for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB0.7 million ($100,000) were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB22.6 million ($3.3 million). In 2020, certain loan receivables were novated to Hubei New Nature of RMB1.3 million ($0.2 million) (see Note 26 of Notes to Consolidated Financial Statements, Section 5). In 2020, certain operating expenses of RMB2.8 million ($0.4 million) were paid by Hubei New Nature on behalf of the Company. In 2021, the Company’s debts amounting to RMB0.7 million ($0.1 million) was assigned and assumed to Hubei New Nature

In addition, guarantee expenses of RMB2.8 million ($0.4 million) and RMB2.8 million ($0.4 million) were incurred for Hubei New Nature for the years ended December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, payables to Hubei New Nature were RMB4.5 million ($0.7 million) and RMB 8.1 million ($1.3 million), respectively.

5. Loans receivable from related parties

5.1 In 2016, loans receivable of RMB8.0 million ($1.2 million) were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, this loan was overdue.

5.2 In 2016, loans receivable of RMB3.0 million ($0.4 million) were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. As of December 31, 2020 and 2021, this loan was overdue.

6. Loans receivable novated and debts transferred to a related party

In 2020, certain loans receivable were novated to a related party, Hubei New Nature to offset loans payable of RMB1.7 million ($0.2 million) and interest payable of RMB0.5 million ($70,000). In 2021, certain debts amounting to RMB0.7 million ($0.1 million) were transferred to Hubei New Nature.

7. Debts transferred to a related party

In 2021, certain debts amounting to RMB1.4 million ($0.2 million) were assumed by the Chairman and the Chief Executive Officer, Mr. Wei.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable there under. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Dunxin is a holding company, and it may rely on dividends paid by its operating subsidiary in China for its cash needs, including the funds necessary to pay dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by Dunxin’s PRC subsidiary only out of its accumulated profits as determined in accordance with accounting standards and regulations in China. Dunxin’s PRC subsidiary is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve fund reaches 50% of its paid-up capital. Dunxin’s PRC subsidiary is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors. These funds are not distributable in cash dividends.

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

As of December 31, 2021, Chutian had been involved in multiple significant legal proceedings as claimants against various borrowers and guarantors, which are incidental to the lending business. During 2021, Chutian and our Chairman and Chief Executive Officer, Mr. Wei, have also been involved in multiple significant legal proceedings which resulted in final rulings by the courts for pre-litigation property preservation or pre-litigation protective measures. In addition, Chutian and Mr. Wei have been the defendants in legal proceedings in connection with the payment of property services fee and a loan dispute.

Proceedings incidental to our lending business

On July 24, 2017, Chutian filed an execution case with the Wuhan Wuchang District People’s Court for property preservation on Hubei Sheng Guang Gong Pharmaceutical Co., Ltd and related borrowers. On August 20, 2019, Chutian further filed the real estate valuation report to the court for further processing. In August 2020, the secured real property was auctioned for RMB2.56 million ($0.4 million). However, as of the date of this annual report, the proceeds are still held by Wuhan Wuchang People’s Court pending resolution of various ongoing legal proceedings.

Property Preservation Proceedings

On July 16, 2019, Shenzhen Lihe Wantong Commerical Factoring Co., Ltd. (“Shenzhen Lihe Wangtong”) applied to the Wuhan Wuchang People’s Court for pre-litigation protective measures to be taken against the respondents Chutian and Mr. Wei with regards to a contract dispute. On July 31, 2019, the court issued a preservation order freezing a total of RMB12.3 million ($1.8 million) of deposits in the bank accounts of Chutian and Mr. Wei for a period of one (1) year; and seizing four properties of Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife. The total limit of the property preservation in this matter is RMB29.9 million ($4.3 million). As of the date of this annual report, our cash deposits and properties have not been released from the preservation order. Chutian and Mr. Wei are negotiating with Shenzhen Lihe Wangtong to reach a mediation agreement.

On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd. (“Hubei Changjiang”) applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million ($1.8 million) and RMB12.0 million ($1.7 million). Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr. Wei and 30% owned by Ms. Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately. In July 2020, Hubei Changjiang applied for court enforcement and execution, which was accepted. As of the date of this annual report, all parties are still in negotiation of a mediation agreement.

On October 14, 2019, Mr. Deng Xinxue, Mr. Zhang Xuan and Mr. Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd., a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr. Wei, and Chutian in connection with loan contract disputes. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million ($0.4 million), RMB9.0 million ($1.3 million) and RMB9.0 million ($1.3 million), respectively. The court’s ruling was effective immediately. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order and all parties are still in negotiation of a mediation agreement.

On October 15, 2019, the Wuhan Wuchang People’s Court received a Letter of Property Preservation from the Wuhan Arbitration Commission in connection with a loan contract dispute among the applicant Hubei Huaya Investment Co., Ltd. and respondents Mr. Wei, Ms. Peng Yan, and Chutian. On October 23, 2019, after review of the letter by the court, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, and Chutian in the amount of RMB12.3 million ($1.8 million). In August 2020, the parties entered into a mediation agreement whereby Mr. Wei and Ms. Yan agreed to pay the loan principal with penalty interests and costs in connection with the legal proceeding while Chutian, as the third respondent, will be responsible for 50% of the liabilities of Mr. Wei and Ms. Yan under the mediation agreement, should they fail to make the payments. As of the date of this annual report, Mr. Wei and Ms. Yan are still making payments pursuant to the mediation agreement.

Property Services Contract Proceeding

On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 ($27,000) for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 ($27,000) and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment became effective immediately. On November 10, 2020, the court issued a preservation order that froze the assets of Chutian in the maximum amount of RMB220,000 ($32,000) or to seize or attach property in the corresponding value. On December 18, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements within five years.

In August, 2019, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on October 12, 2020. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from September 1, 2019 to April 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB310,311 ($46,000) for the period from September 1, 2019 to April 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB310,311 ($46,000) and based on the People’s Bank of China lending interest rate for the period from September 11, 2020 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment was effected immediately. In July 2021, the court issued the notice of enforcement.

In 2021, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on November 29, 2021. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from May 1, 2019 to October 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB238,344 ($37,000) for the period from May 1, 2019 to October 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB238,344 ($37,000) and based on the People’s Bank of China lending interest rate for the period until fully paid. Chutian did not appeal the judgment and the judgment was effected immediately. In November 2021, the court issued the notice of enforcement.

As of the date of this annual report, Xiamen Lianfa and the Company are in negotiation of a mediation agreement.

Li Ling Loan Dispute Proceeding

On August 27, 2019, Ms. Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Wei in connection with a loan contract dispute. The court issued a preservation order that froze the bank deposits of Chutian and Mr. Wei in the amount of RMB12.0 million ($1.7 million), or to seize or attach property in the corresponding value.

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Wei repay the borrowed principal of RMB10.0 million ($1.4 million) and interest of RMB787,500 ($114,000) (based on the interest rate of 1.125% per month on the principal of RMB10.0 million ($1.4 million), calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Ms. Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million ($1.4 million) to Ms. Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million ($1.4 million), beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

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

Cases Entered into the Enforcement Process

Chutian had a total of nine cases entered into the enforcement process for the year ended December 31, 2021, all of which were accepted and enforced by the Wuhan Wuchang District People’s Court, with an aggregate amount of RMB17,262,222 (US$249,891). All of the nine cases entered into the enforcement process have been terminated by the Wuhan Wuchang District People’s Court because there were no other assets of Chutian available for enforcement. However, pursuant to the Civil Procedure Law of the People's Republic of China, once the court or the applicant petitioning for enforcement locates clues that Chutian owns new property or assets available for enforcement, the court may resume the enforcement procedure.

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

Dividends.

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. As a matter of Cayman Islands company law, we may declare and pay a dividend on its shares out of either profit or share premium account. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights.

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

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

Liquidation.

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the share capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

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

Redemption and Repurchase of Ordinary Shares.

Subject to the provisions of the Companies Act, we may issue ordinary shares on terms that are subject to redemption, at our option or at the option of the holders, in such manner as the board may determine before the issue of such ordinary shares. The Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders.

Under the Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation.

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

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, gross negligence, wilful misconduct or fraud of such directors or officers in the execution of their duty in their respective offices. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Memorandum and Articles of Association.

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

Anti-takeover Provisions in the Memorandum and Articles of Association

Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association, for what they believe in good faith to be in the best interests of the Company.

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

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Memorandum and Articles of Association allow our shareholders holding in aggregate not less than one-third of all issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Memorandum and Articles of Association, the Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

The following discussion describes the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, as subsequently amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with its “actual management” within the PRC is considered a PRC tax resident enterprise. The “actual management” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although Dunxin was incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by non-PRC enterprise shareholders may be regarded as income from “sources within the PRC” and may be subject to 10% PRC withholding tax, subject to reduction by an applicable treaty.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons subject to the applicable financial statement accounting rules under Section 451(b) of the Code; or

•	persons that actually or constructively own 10% or more of our voting stock.

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

Although the law in this regard is unclear, we intend to treat Chutian as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to eighty percent (80%) of Chutian’s economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Chutian for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of our ADSs at the end of our 2022 taxable year, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2022 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE American, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE American, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE American for this purpose for the calendar year ending December 31, 2022. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which you hold stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with your original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If you do not make a mark-to-market election for the first taxable year in which you hold stock of a PFIC but you subsequently make the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our net interest income, which is the difference between interest earned from loans we provide and interest paid to the borrowings we obtained from various individuals and companies through certain securities exchanges. Our future interest income may fall short of expectations due to changes in market interest rates. Interest rate risk is managed principally through monitoring interest rate gaps and basis risk. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2021, loans payable to third parties raised through various securities exchanges and from shareholders, amounting to RMB140.6 million ($22.0) and RMB20.0 million ($3.1 million), respectively, were overdue. Interests payable for those loans were RMB38.1 million ($6.0 million) and RMB11.8 million ($1.9 million), respectively. Certain loans payable were negotiated for revised repayment terms.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2021.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

There was no material weaknesses for the fiscal year ended December 31, 2021.

Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

C. Attestation Report for the Independent Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Qi Chen qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 803 of the Company Guide and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2020 and 2021, respectively.

	Year Ended December 31,
	2020	2021
	RMB	RMB
	(in Thousands)
Audit fees(1)	896	1,020	160
Audit-related fees(2)	78	319	50

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2021 and 2020.

The audit committee of our board of directors is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of the work of the independent auditors employed by the Company. Pursuant to the audit committee charter adopted by the board of directors on November 4, 2010, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors and has the sole authority to pre-approve any audit and non-audit services, including tax services, to be provided by our independent auditors. In addition, the audit committee has the power to pre-approve the hiring of any employee or former employee of the independent auditors who was a member of the Company’s audit team during the preceding two fiscal years, or the hiring of any employee or former employee of the independent auditors (within the preceding two fiscal years) for a senior position within the Company, regardless of whether that person was a member of the Company’s audit team.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

NYSE American LLC Company Guide and Home Country Practice

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

•

Independent Directors: U.S. domestic listed companies must have a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide. Under the laws of Cayman Islands, we are not required to have a majority of our directors as independent directors. Of our four (4) directors, two are independent directors.

•

Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members as required by Section 803(B)(2) of the Company Guide. These requirements differ from the Companies Act. We currently have two (2) members, all of whom are independent directors.

•

Dissemination: Section 623 of the Company Guide requires that the company to prepare and disseminate its interim/quarterly (unaudited) statements to its shareholders. We are a foreign private issuer and under the laws of the Cayman Islands, we are not required to prepare and disseminate our interim/quarterly (unaudited) statements to our shareholders. However, we will continue to submit to the SEC on a Form 6-K our interim balance sheet as of the end of our second fiscal quarter, and a semi-annual income statement that covers our first two fiscal quarters as required under the Company Guide.

•

Shareholder Approval Requirement: Sections 711-713 of the Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the Cayman Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of20% or more of our outstanding shares to any person.

In addition, as a foreign private issuer, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with our Memorandum and Articles of Association the applicable rules and regulations in the Cayman Islands.

The foregoing is consistent with the laws, customs and practices in the Cayman Islands. In addition, we may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law.

Controlled Company

We are a “controlled company” as defined in Section 801 of the Company Guide. As a result, we are exempt from certain of the Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. We follow the requirements of the Companies Act with respect to these issues.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.3

Exclusive Consigned Management Service Agreement, dated August 10, 2017, by Hubei Chutian Microfinance Co., Ltd. and Wuhan Chutian Investment Holding Limited (incorporated herein by reference to Exhibit 99.6 to the Company’s Form 6-K furnished on December 11, 2017).

4.4

Exclusive Purchase Option Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Limited, Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li) (incorporated herein by reference to Exhibit 99.7 to the Company’s Form 6-K furnished on December 11, 2017).

4.5

Shareholders’ Voting Proxy Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Limited, Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li) (incorporated herein by reference to Exhibit 99.8 to the Company’s Form 6-K furnished on December 11, 2017).

4.6

Share Pledge Agreement, dated August 10, 2017, by Wuhan Chutian Investment Holding Limited, Hubei Chutian Microfinance Co., Ltd. and the shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd (namely Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, Wenting Xiao, Ling Li) (incorporated herein by reference to Exhibit 99.9 to the Company’s Form 6-K furnished on December 11, 2017).

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

4.9

Employment Agreement, dated March 30, 2021, by and between the Company and Xiang (Johnny) Zhou (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2021).

4.10	Director Offer Letter, dated August 26, 2021, by and between the Company and Qi Chen (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K furnished on August 26, 2021).

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

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Audit Alliance LLP*

101

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101**

_________________

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2022

DUNXIN FINANCIAL HOLDINGS LIMITED

By:	/s/ Ricky Qizhi Wei
Name: Ricky Qizhi Wei
Title: Chairman and Chief Executive Officer

DUNXIN FINANCIAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Dunxin Financial Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of profit and other comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of profit and other comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of RMB128.1 million (US$20.1 million) during the year ended December 31, 2021. We also draw attention to Note 27 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. In addition, as discussed in Note 28, the Company faces uncertainty as to the operational impact of the COVID-19 pandemic has had a material adverse effect on the Company’s results of operations, cash flows and liquidity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Credit Impairment Losses Assessment

As described in Note 14 to the consolidated financial statements, the Company´s consolidated credit impairment losses on loans receivable balances were RMB597.9 million as of December 31, 2021 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for credit impairment losses at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Management calculates the recoverable amount of each loans given under a range of scenarios, including the realization of any collateral held where appropriate. In determining value in use, the recoverable cash flows are based on the strategic plans approved by the Board of Directors. Management’s recoverable cash flows included significant judgements when considering key assumptions which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management’s cash flow projections. As described in Note 14, increased in credit impairment losses on the loans receivable by RMB 55.3 million as a result of the worsening of macroeconomic conditions in that country and changes in the regulatory environment which affect to the estimation of the margin.

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

/s/ Audit Alliance LLP

Audit Alliance LLP

Public Accountants and

Chartered Accountants

Singapore

May 2, 2022

PCAOB ID Number 3487

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2019, 2020 and 2021

	Notes	2019	2020	2021
Interest income on loans		118,396	105,570	20,627

Interest expense
Interest expenses on loans		(19,846)	(21,909)	(21,374)
Business related taxes and surcharges		(435)	(304)	(452)
Total interest expense		(20,281)	(22,213)	(21,826)

Net interest income/(loss)		98,115	83,357	(1,199)
Credit impairment losses		(24,694)	(55,264)	(119,078)
Net interest income/(loss) after credit impairment losses		73,421	28,093	(120,277)

Non-interest and other income		173	21	387

Operating costs and expenses
Sales and marketing		(1,698)	(170)	(293)
General and administrative		(13,280)	(8,090)	(7,889)
Total operating costs and expenses		(14,978)	(8,260)	(8,182)

Profit/(loss) before income taxes	10	58,616	19,854	(128,072)
Income tax expense	11	-	-	-
Net profit/(loss)		58,616	19,854	(128,072)

Net profit/(loss) attributable to:
Equity holders of the Company	12	46,893	15,883	(102,458)
Non-controlling interest		11,723	3,971	(25,614)
Net profit/(loss)		58,616	19,854	(128,072)

Other comprehensive income/(loss) for the year
Net profit/(loss)		58,616	19,854	(128,072)
Total currency translation differences arising from consolidation		(405)	(177)	71
Total comprehensive income/(loss) for the year		58,211	19,677	(128,001)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company		46,569	15,742	(102,401)
Non-controlling interests		11,642	3,935	(25,600)
Total comprehensive income/(loss)		58,211	19,677	(128,001)

Basic and diluted earnings per share for the profit/(loss) attributable to the equity holders of the Company during the year (expressed in RMB per share)	12	0.05	0.02	(0.10)
Weighted average number of shares outstanding in the year	12	1,001,046,568	1,001,575,455	1,002,201,016

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As of December 31, 2020 and 2021

	Note	2020	2021
ASSETS
CURRENT ASSETS
Cash, cash equivalents and restricted cash	13	97	396
Loans receivable, net of credit impairment losses	14	662,183	555,133
Prepaid expenses	15	809	848
Total current assets		663,089	556,377

NON-CURRENT ASSETS
Property, plant and equipment	16	45,153	42,180
Intangible asset	17	6	5
Total non-current assets		45,159	42,185

Total assets		708,248	598,562

CURRENT LIABILITIES
Loans payable	18	171,569	161,569
Salary and benefit payable	19	7,660	9,872
Income taxes payable	20	32,477	32,477
Interest payable	21	36,122	54,685
Other payable	22	14,116	21,656
Total current liabilities		261,944	280,259

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the Company
Share capital	23	326	326
Additional paid-in capital	23	383,174	383,174
Statutory reserve	24	18,706	18,706
General risk reserve	25	9,180	9,180
Currency translation reserve		(27)	30
Accumulated losses		(54,316)	(156,774)
Non-controlling interests		89,261	63,661
Total shareholders’ equity		446,304	318,303

Total equity and liabilities		708,248	598,562

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2019, 2020 and 2021

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Accumulated loss	Total	Non- controlling interests	Total Shareholders Equity
Balance at January 1, 2019	326	383,174	14,017	9,885	(493)	(113,257)	293,652	73,414	367,066
Share-based compensation	-	-	-	-	-	60	60	15	75
Appropriation to reserves	-	-	4,689	(705)	-	(3,984)	-	-	-
Other comprehensive loss for the year – currency translation differences	-	-	-	-	324	-	324	81	405
Net profit for the year	-	-	-	-	-	46,893	46,893	11,723	58,616
Balance at December 31, 2019	326	383,174	18,706	9,180	(169)	(70,288)	340,929	85,233	426,162
Share-based compensation	-	-	-	-	-	89	89	22	111
Appropriation to reserve	-	-	-	-	-	-	-	-	-
Other comprehensive loss for the year – currency translation differences	-	-	-	-	142	-	142	35	177
Net profit for the year	-	-	-	-	-	15,883	15,883	3,971	19,854
Balance at December 31, 2020	326	383,174	18,706	9,180	(27)	(54,316)	357,043	89,261	446,304
Other comprehensive income for the year – currency translation differences	-	-	-	-	57	-	- 57	- 14	71
Net loss for the year	-	-	-	-	-	(102,458)	(102,458)	(25,614)	(128,072)
Balance at December 31, 2021	326	383,174	18,706	9,180	30	(156,774)	254,642	63,661	318,303

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2019, 2020 and 2021

	2019	2020	2021
Cash flow from operating activities
Profit/(loss) before income tax	58,616	19,854	(128,072)
Adjustments for:
Reversal of directors’ fee	-	-	(130)
Depreciation of property, plant and equipment	2,944	2,977	2,973
Amortization of intangible asset	2	1	1
Gain on disposal of property, plant and equipment	(174)	-	-
Share-based compensation	75	111	-
Credit impairment losses	24,694	55,264	119,078
Operating profit/(loss) before changes in working capital	86,157	78,207	(6,150)
Interest receivables	7,057	-	-
Loans receivable	(70,131)	(102,263)	(12,028)
Prepaid expenses	743	(2,250)	(39)
Salary and benefit payable	3,850	2,399	2,212
Interest payable	12,584	18,399	18,563
Other payable	(25,183)	4,882	7,670
Net cash generated by/(used in) operating activities	15,077	(626)	10,228
Cash flow from investing activities
Proceeds from disposal of property, plant and equipment	195	-	-
Purchase for property, plant and equipment	(271)	-	-
Net cash used in investing activities	(76)	-	-
Cash flow from financing activities
Proceeds received from related party loans	17,434	414	-
Repayments of related party loans	(14,693)	-	(10,000)
Proceeds received from shareholders’ loans	13,000	-	-
Repayments of shareholders’ loans	(3,000)	-	-
Proceeds received from loans payable	48,142	-	-
Repayments of loans payable	(79,345)	-	-
Net cash (used in)/generated by financing activities	(18,462)	414	(10,000)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,461)	(212)	228
Cash and cash equivalents at beginning of year	3,188	132	97
Exchange losses on cash, cash equivalents and restricted cash	405	177	71
Cash, cash equivalents and restricted cash at end of year	132	97	396

Net cash generated by/(used in) operating activities include
Interest received	3,307	100	-
Interest paid	(3,709)	(200)	-
Net cash (used in)/generated by financing activities
Loans receivable novated to a related party to offset its related party loans to the Company	40,216	1,305	-

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

1. Organization and principal activities

Dunxin Financial Holdings Limited (“Dunxin,” together with its subsidiaries and the variable interest entity, collectively the “Company”), formerly known as China Xiniya Fashion Limited, was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, Dunxin completed the Divestiture and Acquisition transactions (the “Transactions”). In connection with the Divestiture transaction, Dunxin divested its wholly-owned subsidiary, Xiniya Holdings Limited, a Hong Kong company, to Qiming Investment Limited, a British Virgin Islands company, in exchange for a purchase consideration of RMB228,000,000 ($34,588,428). After the divestiture transaction, Dunxin did not meet the definition of a business for accounting and financial reporting purposes. In connection with the Acquisition transaction, Dunxin purchased all of the issued and outstanding ordinary shares of True Silver Limited (“True Silver”) for a cash payment of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 of the ordinary shares at RMB1.00 ($0.15) per share to the shareholders of True Silver. True Silver became the wholly owned subsidiary of Dunxin. True Silver utilizes a variable interest entity structure to operate and consolidate 80% of the financial results of Hubei Chutian Microfinance Co., Ltd (“Chutian”). Chutian, with a registered capital of RMB450 million, is a joint stock company incorporated under the laws of China specializing in providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei Province, People’s Republic of China.

The Transactions were accounted for as a “reverse acquisition” since, immediately following the consummation of the Transactions, the shareholders and management of Chutian having effectuated control of the combined company. The former shareholders of Chutian, whose shares were acquired by Dunxin, own and control 88.7% of shares and votes in Dunxin. The management of Dunxin is drawn predominantly from Chutian. For accounting purposes, the legal subsidiaries of True Silver were deemed to be the accounting acquirer in the transaction and Dunxin, the legal acquirer, was deemed to be the accounting acquiree.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

1. Organization and principal activities – continued

(g)	the comparative figures presented in the consolidated financial statements were that of the True Silver Group; and

(h)

earnings per share for the financial year ended December 31, 2017 reflects the results of the True Silver Group until the date of acquisition and the results of the enlarged Group from the acquisition date.

The principal place of business is 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, People’s Republic of China.

The Company is listed on the NYSE American LLC, the ticker symbol is DXF.

These financial statements are presented in Renminbi, unless otherwise stated.

The consolidated financial statements for the three years ended December 31, 2019, 2020 and 2021 were authorized for issue by resolution of the board of directors on May 2, 2022.

Reporting entities

Dunxin is a holding company.

The Company principally engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei Province, People’s Republic of China (“PRC”). The Company operates its microfinance lending business through the 80% variable interest entity (“VIE”) operating company, Hubei Chutian Microfinance Co., Ltd (“Chutian”). All of the Company’s operations are conducted in the PRC through Chutian, which holds all the approval certificates, business license and other requisite licenses for the microfinance lending businesses.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

•

Chutian HK - Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is a holding company and is wholly owned by True Silver.

•	Chutian Holding - Wuhan Chutian Investment Holding Limited (“Chutian Holding”) is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016.

•

Chutian - Hubei Chutian Microfinance Co., Ltd. is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, People’s Republic of China. Through a series of contractual agreements (the “VIE Agreements”), Chutian Holding is deemed to control 80% of Chutian and have rights to consolidate 80% of Chutian’s financial results.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

1. Organization and principal activities – continued

As of December 31, 2021, the Company’s subsidiaries and variable interest entity were as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital	Company’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands	$50,000	100%	100%	-	Investment holding

Chutian Financial Holdings (Hong Kong) Limited	Hong Kong	HK$10,000	100%	-	100%	Investment holding

Wuhan Chutian Investment Holding Limited.	PRC	$3,000,000	100%	-	100%	Investment holding

Variable interest entity
Hubei Chutian Microfinance Co., Ltd	PRC	RMB450,000,000	80%	-	80%	Microfinance lender

An entity, Hubei Kai Wu Small and Micro Economic Research Institute Co. Ltd, was set up in May 2018 with a registered share capital of RMB5 million, where Chutian should subscribe RMB1.365 million of the registered share capital and held 27.3% of the equity interest of this company. However, all shareholders, including Chutian, did not subscribe to the share capital and this company remain dormant as of December 31, 2021.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

1. Organization and principal activities – continued

The VIE arrangements

The following is a brief description of the VIE Agreements entered into on August 10, 2017, between Chutian Holding and the shareholders of Chutian, through which the Company controls 80% equity interests of Chutian:

•

Exclusive Consigned Management Service Agreement. Pursuant to the Exclusive Consigned Management Service Agreement between Chutian and Chutian Holding, Chutian Holding was appointed as the exclusive services provider to Chutian (including its subsidiaries, branches and any other invested entities) for the following services: comprehensive business support, including but not limited to, daily business management consulting, financial consulting, professionals and technical training during the term of this Agreement in accordance with the terms and conditions of this Agreement. For services rendered to Chutian by Chutian Holding under this Agreement, Chutian Holding is entitled to collect a service fee equal to 80% of the net operating income of Chutian (the “Service Fees”). The Service Fees are due and payable on a quarterly basis; provided, however, in principle, the payment of the Service Fees should not cause any difficulty to the operation of either party to this Agreement. The exclusive Consigned Management Service Agreement has a term of five (5) years. Chutian is not entitled to unilaterally terminate this Agreement. Chutian Holding has the right to terminate this Agreement by giving a thirty (30) day prior notice to Chutian. This Agreement could be extended based on the originally agreed terms upon expiration if Chutian Holding gives written confirmation before expiration of the agreement. The period of extension will be decided by Chutian Holding, which Chutian is required to unconditionally accept.

•

Exclusive Purchase Option Agreement. Under the Exclusive Purchase Option Agreement, Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, and Wenting (Tina) Xiao (collectively “Shareholders holding 80% Equity Interests of Chutian”) irrevocably granted to Chutian Holding, or any third party designated by WFOE, an exclusive purchase option right, at any time to purchase all or part of such shareholders’ current and future equity interests in Chutian, to the extent permitted by PRC laws and regulations. Apart from Chutian Holding or any third party designated by Chutian Holding, no other person has the right to purchase such equity interests in Chutian. Shareholders holding 80% Equity Interests of Chutian are required to transfer their respective equity interests in Chutian to Chutian Holding in accordance with their percentage ownership of such equity interests provided Chutian Holding selects to purchase such shareholders’ equity interests. Chutian irrevocably granted to Chutian Holding or any third party designated by Chutian Holding an exclusive purchase option right, at any time to purchase all or a substantial part of Chutian’s assets, to the extent permitted by PRC laws and regulations.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Through the above contractual arrangements, Chutian Holding, has obtained 80% of shareholders' voting interest in the VIE, has the right to receive all dividends declared and paid by the VIE and may receive substantially all of the net income of the VIE through the technical support and service fees as determined by Chutian Holding at its sole discretion. Accordingly, the Company has consolidated the VIE because the Company believes, through the contractual arrangements, (1) Chutian Holding could direct the activities of the VIE that most significantly affect its economic performance and (2) Chutian Holding could receive substantially all of the benefits that could be potentially significant to the VIE.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

1. Organization and principal activities – continued

Risks in relation to the VIE structure

The Company believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company's ability to control the VIE also depends on the Voting Proxy Agreement pursuant to which  Chutian Holding has the right to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes the rights granted by the Voting Proxy Agreement is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Company's PRC subsidiaries and affiliates;

•	discontinue or restrict the Company's PRC subsidiaries' and affiliates' operations;

•	impose conditions or requirements with which the Company or its PRC subsidiaries and affiliates may not be able to comply; or

•	require the Company or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Company's ability to conduct the Company's business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE. The Company does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Chutian Holding, or the VIE.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The following financial statements information for the Company’s VIE was included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Total current assets	663,089	556,377
Total non-current assets	45,159	42,185
Total assets	708,248	598,562

Total current liabilities	261,944	280,259
Total liabilities	261,944	280,259

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Interest income on loans	118,396	105,570	20,627
Net profit/(loss)	58,616	19,854	(128,072)

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

1. Organization and principal activities – continued

Risks in relation to the VIE structure – continued

The VIE contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated interest income on loans for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIE accounted for an aggregate of 99.9% and 100.0%, respectively, of the consolidated total assets, and 98.7% and 98.8%, respectively, of the consolidated total liabilities.

There are no consolidated VIE's assets that are collateral for the VIE's obligations and can only be used to settle the VIE's obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2. Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These accounting policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Company consisting of Dunxin Financial Holdings Limited, its subsidiaries and variable interest entity.

2.1 Basis of preparation

(i) Compliance with IFRS

The consolidated financial statements of the Company have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

(ii) Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii) Liquidity

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

As shown in the accompanying financial statements as of December 31, 2021, the Company had incurred a net loss of RMB128.1 million (US$20.1 million). Besides, the COVID-19 was contained in China 2021, the Company had made specific allowance for the receivables with amount to RMB 119.1 million as of December 31 2021 based on the specific risk of collectability of the receivables.

The Company funded these losses through:

(1) the continued financial support from its related party or its ability to obtain external financing; or

(2) further implementing management’s business plan to enter into new business and generate sufficient revenues to meet its obligations.

As of December 31, 2021, the Company’s having a minimum cash balance on the consolidated statement of financial statement. The Company has taken an intensive review of operations and expenditures, including selling, distribution, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from December 31, 2021. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

The Company has historically met its cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements of the Company are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since securities exchanges have ceased offering any form of financing to the Company through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 27 – Legal proceedings for detailed disclosure).

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

2.2 Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities (including variable interest entity) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated in preparing the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(ii) Non-controlling interests

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statements of Profit and Other Comprehensive Income, the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Shareholders’ Equity respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.3 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Company;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

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

2.4 Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the steering committee that makes strategic decisions. The Company operates in only one segment.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.5 Foreign currency translation

(j)Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Chinese Renminbi (RMB), which is the Company’s presentation currency.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.6 Interest

Interest (IFRS 9 – 2019, 2020 and 2021)

Interest income and expense for all financial instruments are recognized in “Net interest income” as “Interest income” and “Interest expense” in the Consolidated Statement of Profit and Other Comprehensive Income using the effective interest method. Interest income for financial assets held at amortized cost is recognized in profit or loss using the effective interest method.

The effective interest rate is the rate that exactly discount estimated future cash payments or receipts through the expected life of the financial asset or financial liability (or, where appropriate, a shorter period) to the gross carrying amount of a financial asset (i.e. its amortized cost before any impairment allowance) or to the amortized cost of a financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider expected credit losses and includes transaction costs, premiums or discounts and fees and points paid or received that are integral to the effective interest rate, such as origination fees.

When the Company revises the estimates of future cash flows, the carrying amount of the respective financial assets or financial liability is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in profit or loss.

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

A contract modification is a change in the scope or interest rate (or both) of a contract that is approved by the parties to the contract. A contract modification exists when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract. When a contract modification is not accounted for as a separate contract, the Company shall account for the contract modification as if it were a part of the existing contract as the remaining services are not distinct and therefore, form part of single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the interest rate, and on the entity’s measure of progress towards complete satisfaction of the performance obligation, is recognized as an adjustment to interest income (either as an increase in or a reduction of interest income) at the date of the contract modification (i.e., the adjustment to interest income is made on a cumulative catch-up basis).

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for individual subsidiaries and variable interest entity in the Company and the reversal of temporary differences. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantially enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

iii. Tax exposures

In determining the amount of current and deferred tax, the Company considers the impact of tax exposures, including whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgments regarding the adequacy of existing tax liabilities; such changes to tax liabilities would impact tax expense in the period in which such a determination is made.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.8 Financial assets and financial liabilities (IFRS 9 – 2019, 2020 and 2021 only)

i Initial recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company measures a financial asset or financial liability at its fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions. Immediately after initial recognition, an expected credit loss allowance is recognized for financial assets measured at amortized cost, which results in an accounting loss being recognized in profit or loss when an asset is newly originated.

ii Classification and subsequent measurement

Management determines the classification of its financial assets and liabilities at initial recognition of the instrument or, where applicable, at the time of reclassification.

Financial assets

From January 1, 2018, the Company has applied IFRS 9 and classifies its financial assets into amortized cost measurement category. The Company’s financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) are measured at amortized cost.

Financial liabilities

The Company classifies its financial liabilities as measured at amortized cost.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.8 Financial assets and financial liabilities (IFRS 9 – 2019, 2020 and 2021 only) - continued

iii Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

In transactions in which the Company neither retains or transfers substantially all of the risks and rewards of ownership of a financial asset and its retains control over the asset, the Company continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.8 Financial assets and financial liabilities (IFRS 9 –2019, 2020 and 2021 only) - continued

v. Identification and measurement of impairment

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Company.

•	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

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

Significant increase in credit risk

The Company monitors its financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk the Company will measure the loss allowance based on lifetime rather than 12-month expected credit loss. The Company’s accounting policy is not to use the practical expedient that financial assets with “low” credit risk at the reporting date are deemed not to have had a significant increase in credit risk. As a result, the Company monitors all financial assets that are subject to impairment for significant increase in credit risk.

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument at the reporting date based on the remaining maturity of the instrument with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial instrument was first recognized. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort, based on the Company’s historical experience and expert credit assessment including forward-looking information.

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

The probability of defaults used are forward looking and the Company uses the same methodologies and data used to measure the loss allowance for expected credit loss.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.8  Financial assets and financial liabilities (IFRS 9 – 2019, 2020 and 2021 only) - continued

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

As a back-stop when an asset becomes 30 days past due, the Company considers that a significant increase in credit risk has occurred and the asset is in stage 2 of the impairment model, i.e. the loss allowance is measured as the lifetime expected credit loss.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.8 Financial assets and financial liabilities (IFRS 9 –2019, 2020 and 2021 only) - continued

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

The Company considers the following as constituting an event of default:

•	the borrower is past due more than nine months on any material credit obligation to the Company; or

•	the borrower is unlikely to pay its credit obligations to the Company in full.

When assessing if the borrower is unlikely to pay its credit obligation, the Company takes into account both qualitative and quantitative indicators. Quantitative indicators, such as overdue status and non-payment on another obligation of the same counterparty are key inputs in this analysis. The Company uses a variety of sources of information to assess default which are either developed internally or obtained from external sources.

Objective evidence of impairment

At each reporting date, the Company assesses whether there is objective evidence that financial assets are impaired. A financial asset or a group of financial assets is impaired when objective evidence demonstrates that a loss event has occurred after the initial recognition of the assets and that the loss event has an impact on the future cash flows of the assets and that the loss event has an impact on the future cash flows of the assets that can be estimated reliably.

Objective evidence that financial assets are impaired includes:

•	significant financial difficulty of the borrower;

•	default or delinquency by a borrower;

•	the restructuring of a loan by the Company on terms that the Company would not consider otherwise;

•	indications that a borrower will enter bankruptcy; or

•	observable data relating to a group of assets such as adverse changes in the payment status of borrowers in the Company, or economic conditions that correlate with defaults in the Company.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.8  Financial assets and financial liabilities (IFRS 9 –2019, 2020 and 2021 only) - continued

v. Identification and measurement of impairment – continued

Impairment measurement and recognition - continued

The Company recognizes loss allowance for expected credit loss on loan receivables.

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

Expected credit losses are computed as unbiased, a probability-weighted estimate of the present value of credit losses. These are measured as the present value of the difference between the cash flows due to the Company under the contract and the cash flows that the Company expects to receive by evaluating a range of reasonably possible outcomes, the time value of money, and considering all reasonable and supportable information including that which is forward-looking, discounted at the asset’s effective interest rate.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.8 Financial assets and financial liabilities (IFRS 9 –2019, 2020 and 2021 only) - continued

v. Identification and measurement of impairment – continued

Impairment measurement and recognition - continued

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

 2.10 Prepaid expenses

Prepaid expenses represent to advances to the suppliers for providing services to the Company. The suppliers usually require advance payment when the Company orders services and prepaid expenses will be utilized to offset the Company's future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.11 Property, plant and equipment

Property, plant and equipment are initially measured at cost. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which incurred.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation. Property, plant and equipment are depreciated on a straight-line basis, considering any estimated residual value, over the estimated useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The estimated useful lives of the assets are as follows:

Estimated useful life
Property	20 years
Leasehold improvement	5 years
Vehicles	5 years
Office equipment and furniture	3-5 years

2.12 Intangible asset

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.13 Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

2.14 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

2.15 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. For the years ended December 31, 2019 and 2020, a total of 269,252 and 1,069,615 ordinary shares were issued to certain directors and a key employee as a share-based compensation, respectively. There is no share-based compensation for the years ended December 31, 2021.

The Company recognizes share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan in the Consolidated Statements of Profit and Other Comprehensive Income based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Company in exchange for the equity award.

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

2.16 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2019, 2020 and 2021, are discussed in Note 10.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

2.18 Loans payable

Loans payable represent to loans granted by relevant financial institutions. The Company has utilized these borrowings to provide loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals.

2.19 Share capital

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

2.20 Statutory reserve

In accordance with the relevant regulations and their articles of subsidiaries of the Company incorporated in PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the statutory reserve until the reserve has reached 50% of the relevant subdidiary's registered capital. The reservecan only be used for the specific purposes and are not transferable to the Company in the forms of loans, advances or cash dividends. For the years ended December 31, 2020 and 2021, no appropriations to the statutory reserve have been made by the Company.

2.21 General risk reserve

General risk reserve is referred to as the reserve fund that is created by keeping aside a part of profit earned by the business during the course of an accounting period for fulfilling various business needs like meeting contingencies, offsetting future losses, enhancing the working capital, etc. For the years ended December 31, 2020 and 2021, no appropriations to the general reserve have been made by the Company.

2.22 Earnings/(loss) per shares

The Company presents basic and diluted earnings/(loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss that is attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss that is attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

3. Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not mandatory for the year ended December 31, 2021 and which have not been adopted in these financial statements. These include the following which may be relevant to the Company.

Effective for accounting periods beginning on or after
Amendments to IAS 37 Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 Reference to the Conceptual Framework	January 1, 2022
Annual Improvement 2018-2020 Cycle	January 1, 2022
Amendments to IAS 16 Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1 Classification of Liabilities as Current or Non-Current	January 1, 2023
Amendments to IAS 8 Definition of Accounting Estimates	January 1, 2023
IFRS 17 Insurance Contracts	January 1, 2023

Management anticipates that all of the relevant pronouncements will be adopted by the Company for the first period following the effective date of the pronouncement. Information on new standards and amendments, that are expected to be relevant, is provided below.

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

The Company's current approach is consistent with these requirements, so the application of these amendments did not have a significant impact on the Company's financial position or results in the period.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Company's current practices are in line with these criteria, so the application of these amendments did not have an impact on the Company's financial position or results in the period, nor are they expected to do so in the future.

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

The Company’s accounting policies are still appropriate under the revised Framework, so these amendments had no impact on the Company's financial position or results in the period.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

4. Critical accounting estimates and use of judgments

In preparing these consolidated financial statements, management are required to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

4. Critical accounting estimates and use of judgments - continued

ii. Income tax

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

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company's PRC subsidiary is open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2021 and 2020 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

iii. Impairment of property, plant and equipment

The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the property, plant and equipment by comparing the carrying value of the property, plant and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of profit and other comprehensive income for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of property, plant and equipment was recognized for the periods presented.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

5. Credit risk

Credit risk is the risk that a customer or counterparty fail to fulfill its contractual obligations resulting in financial loss to the Company. The Company’s main income generating activity is lending to customers and therefore credit risk is a principal risk. Credit risk mainly arises from loans to customers. The Company considers all elements of credit risk exposure such as counterparty default risk for risk management purposes.

Credit risk management

The Company’s credit committee is responsible for managing the Company’s credit risk by:

•

Ensuring that the Company has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Company’s stated policies and procedures, IFRS and relevant supervisory guidance.

•	Identifying, assessing and measuring credit risk across the Company, from an individual loan to a portfolio level.

•

Creating credit policies to protect the Company against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

•	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

•

Developing and maintaining the Company’s processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward-looking information and the method used to measure expected credit loss.

•	Ensuring that the Company has policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

•

Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for expected credit loss. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Company in the management of credit risk.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

5. Credit risk – continued

Maximum exposure to credit risk – financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Company’s maximum exposure to credit risk on these assets.

	2021
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Loans receivable	-	-	754,393	754,393
Accrued interest	-	-	398,610	398,610
Gross loans receivable	-	-	1,153,003	1,153,003
Credit impairment losses	-	-	(597,870)	(597,870)
Carrying amount	-	-	555,133	555,133

	2020
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Loans receivable	-	-	762,992	762,992
Accrued interest	-	-	377,983	377,983
Gross loans receivable	-	-	1,140,975	1,140,975
Credit impairment losses	-	-	(478,792)	(478,792)
Carrying amount	-	-	662,183	662,183

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

6. Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Company-specific and market-wide events.

Liquidity risk management

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2021, the Company did not have funds obtained from banking financial institutions.

As all loans receivable of the Company are credit impaired, the Company is facing significant liquidity issue. Obligations to loans payable, State Taxation Administration, employees and service providers are all over due.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

7. Market risk

The main non-trading risk types are interest rates and credit spreads.

Interest rate risk may result in of loss from fluctuations in the future cash flows. Interest rate risk is managed principally through monitoring interest rate gaps and basis risk.

Credit spreads reflect the credit risk of the loans to customers, i.e. risk that a customer or counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company's credit risk exposure and the related management process are described in note 5.

The following table sets out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Assets subject to market risk
Loans receivable	662,183	555,133

Liabilities subject to market risk
Loans payable	171,569	161,569

There has been no change to the manner in which the Company manages and measures it’s market exposure in the current year.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

8. Capital risk

As of December 31, 2021, there was no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

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

On February 6, 2013, the Company’s variable interest entity, Hubei Chutian Microfinance Co., Ltd (“VIE”), was issued an Official Reply (E Jin Ban Fa No. [2013]14) by the Financial Office of People’s Government of Hubei, which approved VIE under the pilot program as a microfinance company, as proposed by the Wuchang People’s Government.

According to the relevant laws and regulations applicable in the Hubei Province, the capital requirement for the microfinance industry is that the registered capital shall not be less than RMB50 million. As of December 31, 2021, the registered capital of the VIE was RMB450 million. There is no other capital requirement from the regulatory authority.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

9. Fair value of financial assets and liabilities

The Company’s financial instruments consist of non-derivative financial assets and liabilities. The fair value of these non-derivative financial instruments is determined using internally generated valuation models, which are usually developed from generally accepted valuation models. The majority of the significant inputs into these models may not be observable in the market, and may be derived from interest rates based on assumptions. The selection of the appropriate valuation model, as well as the determination of key inputs used such as the expected future cash flows on the financial instrument, the probability of counterparty default and the appropriate discount rate to be used, require management judgment and estimation.

	As of December 31, 2021
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	396	396
Loans receivable	555,133	555,133
	555,529	555,529

Financial liabilities
Loans payable	161,569	161,569

The fair values of loans payable are approximately the carrying amount of loans payable as all loans payable are overdue as of December 31, 2021.

	As of December 31, 2020
	Fair value	Carrying amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	97	97
Loans receivable	662,183	662,183
	662,280	662,280
Financial liabilities
Loans payable	171,569	171,569

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

10. Profit/(loss) before income taxes

Expenses by nature

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Depreciation of property, plant and equipment	2,944	2,977	2,973
Amortization of intangible asset	2	1	1
Directors
- salaries and related costs	1,704	1,051	602
- social benefits contribution	44	5	11
- share based compensation	50	37	-
Key management personnel (other than directors)
- salaries and related costs	2,079	1,563	1,380
- social benefits contribution	51	5	11
- share based compensation	25	74	-
Other than directors and key management personnel
- salaries and related costs	2,653	707	578
- social benefits contribution	456	10	44

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

11.  Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2019, 2020 and 2021. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2019, 2020 and 2021.

The reconciliation between tax expense and accounting profit at applicable PRC tax rates of 25% is as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income taxes	58,616	19,854	(128,072)
Computed expected income tax expense	14,654	4,963	(32,018)
Tax effect of non-deductible expenses	6,260	13,817	33,058
Tax effect of tax-exempt entities	716	804	604
Tax effect of non-taxable income	(21,630)	(19,584)	(1,644)
Income tax expense	-	-	-

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

12.  Earnings/(loss) per share

Basic and diluted earnings per share are calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 1,001,046,568, 1,001,575,455 and 1,002,201,016 for 2019, 2020 and 2021, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

Computation of basic and diluted earnings/(loss) per share:

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Net profit/(loss) attributable to the equity holders of the Company – numerator for basic and diluted earnings/(loss) per share	46,893	15,883	(102,458)
Number of shares in thousands
Weighted average share outstanding – denominator for basic and diluted earnings/(loss) per share	1,001,047	1,001,575	1,002,201
Basic and diluted earnings/(loss) per share	0.05	0.02	(0.10)

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

13. Cash, cash equivalents and restricted cash

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cash on hand	20	40
Cash at bank	11	310
Restricted cash at bank(1)	66	46
Cash, cash equivalents and restricted cash per consolidated statements of cash flow	97	396

_______________

(1) This related to cash deposits in the bank accounts that are frozen by court order as Chutian was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

14. Loans receivable, net of credit impairment losses

The total loans receivable are comprised of the following:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Loans receivable at amortized cost	762,992	754,393
Accrued interest	377,983	398,610
Gross loans receivable	1,140,975	1,153,003
Less: Credit impairment losses	(478,792)	(597,870)
Loans receivable, net of credit impairment losses	662,183	555,133

The following table provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Credit impairment losses as at January 1	423,773	478,792
Charge to statement of profit	55,264	119,078
Novated to a related party	(245)	-
Credit impairment losses as of December 31	478,792	597,870

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

 14. Loans receivable, net of credit impairment losses - continued

The Company originates loans to customers located primarily in Wuhan City, Hubei Province. The Company’s headquarters, borrowers and operations are located in Wuhan, People’s Republic of China, the epicenter for the COVID-19 pandemic. As a result of the COVID-19 outbreak which was first reported on December 31, 2019 in Wuhan, People’s Republic of China, the Chinese government imposed a lockdown on the entire Hubei Province, travel restrictions and quarantine, the Company’s borrowers and operations have been significantly disrupted. Further, all of our customers are located in Wuhan, People’s Republic of China, as a result of the COVID-19 pandemic, government lockdown, travel restrictions, reduced economic activity and quarantines imposed by the Chinese government, together with the overall domestic economy downturn, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

The loans receivable were secured, interest at range from 1.25% to 3.30% (2020: 1.25% to 3.30%) and repayable on demand.

15. Prepaid expenses

Prepaid expenses consist of the following:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Prepaid expenses	809	848

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

16. Property, plant and equipment

The Company’s property, plant and equipment consisted of the following:

	Property	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At December 31, 2019, 2020 and 2021	48,140	579	1,078	3,923	53,720

Accumulated depreciation
At December 31, 2019	2,756	550	527	1,757	5,590
Depreciation	2,286	-	138	553	2,977
At December 31, 2020	5,042	550	665	2,310	8,567
Depreciation	2,285	-	135	553	2,973
At December 31, 2021	7,327	550	800	2,863	11,540

Carrying amount
At December 31, 2020	43,098	29	413	1,613	45,153
At December 31, 2021	40,813	29	278	1,060	42,180

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

17. Intangible asset

Acquired computer software
RMB’000
Cost
At December 31, 2019, 2020 and 2021	9

Accumulated amortization
At December 31, 2019	2
Amortization	1
At December 31, 2020	3
Amortization	1
At December 31, 2021	4
Carrying amount
At December 31, 2020	6
At December 31, 2021	5

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

18. Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders. The average annual interest rates were approximately 12.7% and 12.7% at December 31, 2020 and 2021, respectively.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Loans payable to third parties	140,558	140,558
Loans payable to related parties(1)	11,011	1,011
Loans payable to shareholders(2)	20,000	20,000
Total	171,569	161,569

Loans payable to third parties mainly represent to loans from companies through relevant financial institutions. In June 2019, due to macroeconomic regulation and control policy promulgated by the PRC government, the financial institutions were required to cease provision of loans to various entities and their outstanding loans are in the process of recovering. No penalty will subject to this matter.

As of December 31, 2021, loans payable to third parties, related parties and shareholders were all overdue. Although certain loans payable were negotiated with schedule of repayments, the Company is unable to fulfill those obligations due to liquidity issue.

______________

(1) See Note 26 of Notes to the Consolidated Financial Statements, sub-sections 1.2 of Section 1. Loans payable to related parties for detailed disclosure.

(2) See Note 26 of Notes to the Consolidated Financial Statements, sub-sections 2.1 and 2.2 of Section 2. Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

19. Salary and benefit payable

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Salary and benefit payable to employees	6,112	7,808
Consulting expenses payable to a shareholder’s representatives(1)	1,548	2,064
Total	7,660	9,872

As of December 31, 2021, due to liquidity issue faced by the Company, the Company was unable to pay its employees on monthly basis.

(1) See Note 26 of Notes to the Consolidated Financial Statements, Section 3. Consulting expenses for representatives from a shareholder for detailed disclosure.

20. Income taxes payable

As of December 31, 2021, Chutian had not been paying its corporate income tax of RMB32.5 million to the China State Administration of Taxation since 2018 due to liquidity issue.

21. Interest payable

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Interest payable to third parties	27,647	41,138
Interest payable to related parties(1)	1,009	1,701
Interest payable to shareholders(2)	7,466	11,846
Total	36,122	54,685

(1) See Note 26 of Notes to the Consolidated Financial Statements, sub-sections 1.2 of Section 1. Loans payable to related parties for detailed disclosure.

(2) See Note 26 of Notes to the Consolidated Financial Statements, sub-section 2.1 and 2.2 of Section 2 Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

22. Other payable

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Other payable to related parties(1)	4,610	10,025
Accrued expenses	7,147	8,820
Other taxes payable(2)	2,359	2,811
Total	14,116	21,656

(1) See Note 26 of Notes to the Consolidated Financial Statements, Section 4. Reverse merger expenses and operating expenses payable to a related party, Section 6. Loans receivable novated and debts transferred to a related party, and Section 7. Debts transferred to a related party for detailed disclosure.

(2) Other taxes payable include value-added taxes, urban construction and maintenance taxes, educational surcharge tax, local education surcharge tax, disability insurance tax, property tax and urban land use tax, which are all outstanding to the State Administration of Taxation since 2018.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

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

(b)Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total	Non- controlling interest	Total equity
	(thousands)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2019	1,000,862	326	383,174	383,500	95,875	479,375
Shares issued during the year	269	*-	-	*-	-	-
At December 31, 2019	1,001,131	326	383,174	383,500	95,875	479,375
Shares issued during the year	1,070	* -	-	* -	* -	-
At December 31, 2020 and 2021	1,002,201	326	383,174	383,500	95,875	479,375

_____________

* Less than 1,000.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

24. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2020 and 2021, total statutory reserves were RMB18.7 million and RMB18.7 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

25. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2020 and 2021, total statutory reserves were RMB9.2 million and RMB9.2 million, respectively.

26. Related party transactions

1. Loans payable to related parties

1.1 In 2018, loans payable of RMB60.0 million ($9.4 million) were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2020 and 2021, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million ($0.7 million) and RMB4.7 million ($0.7 million) in 2020 and 2021, respectively.

As of December 31, 2020 and 2021, loans payable were RMB50.0 million ($7.7 million) and RMB50.0 million ($7.8 million) and the related interest payable was RMB10.3 million ($1.6 million) and RMB15.0 million ($2.4 million), respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

26. Related party transactions - continued

1.2 In 2018, loans payable of RMB20.0 million ($3.0 million) were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million ($70,000) was repaid. In 2019, loans payable of RMB17.3 million ($2.5 million) were further borrowed, loans of RMB14.7 million ($2.1 million) were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million ($1.4 million) and interest payable of RMB3.1 million ($0.5 million) to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million ($0.3 million) and interest payable of RMB0.5 million ($0.1 million) to Hubei New Nature. In 2021, the company made repayment amounting to RMB10 million ($1.6 million). The interest expenses were RMB3.0 million ($0.4 million), RMB1.4 million ($0.2 million) and RMB0.7 million ($0.1 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, loans payable were RMB11.0 million ($1.7 million) and RMB1.0 million ($0.2 million), and the related interest payable was RMB1.0 million ($0.2 million) and RMB1.7 million ($0.3 million), respectively.

2. Loans payable to shareholders

2.1 In June 2017, a loan payable of RMB10.0 million ($1.5 million) was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million ($0.1 million) and RMB1.3 million ($0.2 million) in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million ($1.5 million) is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2020 and 2021, the loan payable and interest payable were overdue.

As of December 31, 2020 and 2021, loans payable were RMB 10.0 million ($1.5 million) and RMB 10.0 million ($1.6 million), respectively. As of December 31, 2020 and 2021, interest payable was RMB 4.2 million ($0.6 million) and RMB 6.6 million ($1.5 million), respectively.

2.2 In 2019, loans payable of RMB 3.0 million ($0.4 million) and RMB 10.0 million ($1.4 million) were borrowed from Li Ling, a shareholder who owned 2.5% of the VIE, at 12% per annum for 29 days and 74 days, respectively. At maturity, loan payable of RMB 3.0 million ($0.4 million) and the related interest of RMB 29,000 ($4,200) were fully repaid. Loan payable of RMB 10.0 million ($1.4 million) was, however, overdue. On August 27, 2019, Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Wei in connection with a loan contract dispute. Court issued a preservation order that froze the bank deposits of Chutian and Mr. Wei in the amount of RMB 12.0 million ($1.7 million), or to seize or attach property in the corresponding value.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

26. Related party transactions – continued

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Wei repay the borrowed principal of RMB 10.0 million ($1.4 million) and interest of RMB 787,500 ($114,100) (based on the interest rate of 1.125% per month on the principal of RMB 10.0 million ($1.4 million), calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB 10.0 million ($1.4 million) to Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB 10.0 million ($1.4 million), beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

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

As a result of the court ruling mentioned above, the interest expense on these loans was RMB 2.0 million ($0.3 million) in 2020 and 2021 respectively. As of December 31, 2020 and 2021, loan payable was RMB 10.0 million ($1.5 million) and RMB 10.0 million ($1.6 million), and interest payable was RMB 3.3 million ($0.5 million) and RMB 5.3 million ($0.8 million).

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB 0.5 million ($70,000), RMB 0.5 million ($70,000 ) and RMB 0.5 million ($70,000) were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, consulting expenses payable to these representatives were RMB 1.5 million ($0.2 million) and RMB 2.0 million ($0.3 million), respectively.

4. Reverse merger expenses and guarantee expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Wei, paid reverse merger expenses on behalf of the Company, totaling RMB 11.3 million ($1.7 million) and RMB 10.9 million ($1.6 million) for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB 0.7 million ($100,000) were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB 22.6 million ($3.3 million). In 2020, certain loan receivables were novated to Hubei New Nature of RMB 1.3 million ($0.2 million) (see Note 26 of Notes to Consolidated Financial Statements, Section 5). In 2020, certain operating expenses of RMB 2.8 million ($0.4 million) were paid by Hubei New Nature on behalf of the Company. In 2021, the Company’s debts amounting to RMB 0.7 million ($0.1 million) was assigned and assumed to Hubei New Nature

In addition, guarantee expenses of RMB 2.8 million ($0.4 million) and RMB 2.8 million ($0.4 million) were incurred for Hubei New Nature for the years ended December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, payables to Hubei New Nature were RMB 4.5 million ($0.7 million) and RMB 8.1 million ($1.3 million), respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

26. Related party transactions - continued

5. Loans receivable from related parties

5.1 In 2016, loans receivable of RMB 8.0 million ($1.2 million) were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, this loan was overdue.

5.2 In 2016, loans receivable of RMB3.0 million ($0.4 million) were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. As of December 31, 2020 and 2021, this loan was overdue.

6. Loans receivable novated and debts transferred to a related party

In 2020, certain loans receivable were novated to a related party, Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Wei, to offset loans payable of RMB 1.7 million ($0.2 million) and interest payable of RMB 0.5 million ($70,000). In 2021, certain debts amounting to RMB 0.7 million ($0.1 million) were transferred to Hubei New Nature.

7. Debts transferred to a related party

In 2021, certain debts amounting to RMB 1.4 million ($0.2 million) were assumed by the Chairman and the Chief Executive Officer, Mr. Wei.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

27. Legal proceedings

Proceedings incidental to our lending business

27.1 On July 24, 2017, Chutian filed an execution case with the Wuhan Wuchang District People’s Court for property preservation on Hubei Sheng Guang Gong Pharmaceutical Co., Ltd and related borrowers. On August 20, 2019, Chutian further filed the real estate valuation report to the court for further processing. In August 2020, the secured real estate were auctioned for RMB2.56 million($0.4 million). However, as of the date of this annual report, the proceeds are still held by Wuhan Wuchang People’s Court pending resolution of various ongoing legal proceedings.

Property Preservation Proceedings

27.2 On July 16, 2019, Shenzhen Lihe Wantong Commerical Factoring Co., Ltd (深圳立合旺通商业保理有限公司)(“Shenzhen Lihe Wangtong”) applied to the Wuhan Wuchang People’s Court for pre-litigation protective measures to be taken against the respondents Chutian and Mr. Wei with regards to a contract dispute. On July 31, 2019, the court issued a preservation order freezing a total of RMB12.3 million ($1.8 million) of deposits in the bank accounts of Chutian and Mr. Wei for a period of one (1) year; and seizing four properties of Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife. The total limit of the property preservation in this matter is RMB29.9 million ($4.3 million). As of the date of this annual report, our cash deposits and properties have not been released from the preservation order.  Chutian and Mr. Wei are negotiating with Shenzhen Lihe Wangtong to reach a mediation agreement.

27.3 On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd (湖北长江小额贷款有限公司) (“Hubei Changjiang”) applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million ($1.8 million) and RMB12.0 million ($1.7 million). Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the Chairman and the Chief Executive Officer, Mr. Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the Chairman and the Chief Executive Officer, Mr. Wei and 30% owned by Ms. Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately. In July 2020, Hubei Changjiang applied for court enforcement and execution, which was accepted. As of the date of this annual report, all parties are still in negotiation of a mediation agreement.

27.4 On October 14, 2019, Mr. Deng Xinxue, Mr. Zhang Xuan and Mr. Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd (湖北善银财富管理有限公司), a company that is 69.5% owned by the Chairman and the Chief Executive Officer, Mr. Wei, and Chutian in connection with loan contract disputes. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million ($0.4 million), RMB9.0 million ($1.3 million) and RMB9.0 million ($1.3 million), respectively. The court’s ruling was effective immediately. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order and all parties are still in negotiation of a mediation agreement.

27.5 On October 15, 2019, the Wuhan Wuchang People’s Court received a Letter of Property Preservation from the Wuhan Arbitration Commission in connection with a loan contract dispute among the applicant Hubei Huaya Investment Co., Ltd (湖北华亚投资有限公司) and respondents Mr. Wei, Ms. Peng Yan, and Chutian. On October 23, 2019, after review of the letter by the court, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, and Chutian in the amount of RMB12.3 million ($1.8 million). In August 2020, the parties entered into a mediation agreement whereby Mr. Wei and Ms. Yan agreed to pay the loan principal with penalty interests and costs in connection with the legal proceeding while Chutian, as the third respondent, will be responsible for 50% of the liabilities of Mr. Wei and Ms. Yan under the mediation agreement, should they fail to make the payments. As of the date of this annual report, Mr. Wei and Ms. Yan are still making payments pursuant to the mediation agreement.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

27. Legal proceedings - continued

Property Services Contract Proceeding

27.6 On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 ($27,000) for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 ($27,000) and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment became effective immediately. On November 10, 2020, court issued a preservation order that froze the assets of Chutian in the maximum amount of RMB 220,000 ($32,000) or to seize or attach property in the corresponding value. On December 18, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements within five years.

In August, 2019, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on October 12, 2020. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from September 1, 2019 to April 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB310,311  ($46,000) for the period from September 1, 2019 to April 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB310,311 ($46,000) and based on the People’s Bank of China lending interest rate for the period from September 11, 2020 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment was effected immediately. In July 2021, the court issued the notice of enforcement.

In 2021, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on November 29, 2021. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from May 1, 2019 to October 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB238,344  ($37,000) for the period from May 1, 2019 to October 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB238,344  ($37,000) and based on the People’s Bank of China lending interest rate for the period until fully paid. Chutian did not appeal the judgment and the judgment was effected immediately.  In November 2021, the court issued the notice of enforcement.

As of the date of this annual report, Xiamen Lianfa and the Company are in negotiation of a mediation agreement.

Li Ling Loan Dispute Proceeding

27.7 On August 27, 2019, Ms. Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Wei in connection with a loan contract dispute. The court issued a preservation order that froze the bank deposits of Chutian and Mr. Wei in the amount of RMB12.0 million ($1.7 million), or to seize or attach property in the corresponding value.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019, 2020 AND 2021

27. Legal proceedings - continued

Li Ling Loan Dispute Proceeding

On October 9, 2019, the case was filed and accepted in the Wuhan Jiang’an People’s Court. Li Ling filed the following actions with the court: (1) that the two defendants Chutian and Mr. Wei repay the borrowed principal of RMB 10.0 million ($1.4 million) and interest of RMB787,500 ($114,000) (based on the interest rate of 1.125% per month on the principal of RMB10.0 million ($1.4 million), calculated from February 1, 2019 until fully paid, currently calculated until August 30, 2019), and (2) the costs of litigation to be fully borne by both defendants. On December 4, 2019, the court ruled that there was a valid loan relationship, that Chutian had failed to repay the loan as agreed and that Ms. Li Ling had the right to request full repayment of the loan principal and interest. The court ordered Chutian to repay the principal amount of the loan of RMB10.0 million ($1.4 million) to Ms. Li Ling, and to pay the interest rate of 1.125% per month on the principal amount of RMB10.0 million ($1.4 million), beginning February 2019 until the date the loan is fully paid. The court further ordered that Mr. Wei shall also be jointly and severally liable for the repayment of the loan. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law.

On May 20, 2020, due to the failure of Chutian to fulfill its obligation to repay the principal amount determined above, the court issued a consumer restriction order against Mr. Wei to restrict high consumption and high expenditure behaviors. Violation of this order carries the imposition of fines and detention, and in circumstances sufficiently serious to constitute a crime, pursuit of criminal liability according to law.

On July 27, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements.

Cases Entered into the Enforcement Process

Chutian had a total of nine cases entered into the enforcement process for the year ended December 31, 2021, all of which were accepted and enforced by the Wuhan Wuchang District People’s Court, with an aggregate amount of RMB17,262,222 (US$249,891). All of the nine cases entered into the enforcement process have been terminated by the Wuhan Wuchang District People’s Court because there were no other assets of Chutian available for enforcement. However, pursuant to the Civil Procedure Law of the People's Republic of China, once the court or the applicant petitioning for enforcement locates clues that Chutian owns new property or assets available for enforcement, the court may resume the enforcement procedure.

28. Subsequent events

i.      The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued. The Company filed Form F-3 for offer, issue and sell up to US$300,000,000 of our ordinary shares and currently pending for approval up to the date of this annual report.

ii.    COVID-19 pandemic has brought about an unprecedented challenge for many entities with increased uncertainty in the global economy. As the situation is still evolving the full effect of the outbreak is still uncertainty and the Company is therefore unable to provide a quantitative estimate of the potential impact of this outbreak on the Company.

The Company continues to monitor and evaluate any possible impact on the Company’s business and will consider implementation of various measures to mitigate the effects arising from the COVID-19 situation.

