Form 20-F
period 2022-12-31
Dunxin Financial Holdings Ltd
filed 2023-05-15
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______ to ___

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

Mr. Yuan Gao

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 1,042,458,184 ordinary shares, par value $0.00005 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each ADS representing the right to receive forty-eight (48) ordinary shares, par value $0.00005 per share;

●	“CBRC” refers to the China Banking Regulatory Commission;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan, for the purpose of this annual report only;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and a variable interest entity of the Company;

●	“Chutian Holding” refers to Wuhan Chutian Investment Holding Limited, a PRC company and our wholly foreign owned enterprise with business license No. 91420100MA4KPA0H54;

●	“Dunxin” refers to Dunxin Financial Holdings Limited, a Cayman Islands exempted company;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

●	“HK$” and “HKD” refer to the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IFRS” refers to International Financial Reporting Standards are issued by the International Accounting Standards Board (“IASB”);

●

“microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services;

●	“MOFCOM” refers to the Ministry of Commerce of People’s Republic of China;

●	“PBOC” refers to the People’s Bank of China;

●	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

●	“RMB” and “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to the State Administration of Foreign Exchange;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shares” or “ordinary shares” refer to our ordinary shares, par value $0.00005 per share;

●	“True Silver” refers to True Silver Limited, a British Virgin Islands company;

●	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States;

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Dunxin; and

●

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

Presentation of Our Financial and Operating Data

On December 28, 2017, Honest Plus acquired 91,997,543 Shares and Perfect Lead acquired 22,999,386 Shares for an aggregate purchase price of RMB86,426,660 (or approximately $0.11 per share) pursuant to a Share Purchase Agreement, as amended on October 27, 2016, and on December 10, 2017 (the “Share Purchase Agreement”), by and between Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), Qiming Xu, the chairman and chief executive officer of Xiniya (“Mr. Qiming Xu”), Honest Plus, and Perfect Lead. Ricky Qizhi Wei, our former chairman and chief executive officer, is the sole director of Honest Plus and Perfect Lead.

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

This annual report includes our audited consolidated statements of profit and other comprehensive income data for the years ended December 31, 2020, 2021 and 2022, and consolidated statements of financial position data as of December 31, 2021 and 2022.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to $1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. Unless otherwise noted, all other financial and other data related to the company in this annual report is presented in U.S. dollars. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “predict,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “could,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the potential impact of the economic, political and social conditions of the PRC on our business;

●	any changes in the laws of the PRC or local province that may affect our operation;

●	the impact of COVID-19 on our operations and business plans;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to operate as a going concern;

●	the liquidity of our securities;

●	our ability to develop and market our microfinance lending business in the future;

●	our exposure to risk associated to the geographic concentration of loans in Hubei Province, China;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to collect loan principal and interest timely and effectively and to pay our debt timely;

●	our ability to maintain effective internal control over financial reporting;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our dependence on the growth in demand for our loan products;

●	our ability to diversify our product offerings and capture new market opportunities;

●	the costs and losses we may incur as a result of current ongoing and future litigation and claims;

●	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;

●	the costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and

●	the loss of key members of our senior management.

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

●

The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless;

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

●

Our former Chairman and Chief Executive Officer, and current largest shareholder, Mr. Ricky Qizhi Wei, has been, and may continue to be, involved in litigation and legal proceedings involving his other companies and our main operating company;

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

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●

Dunxin is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the a series of contractual arrangements entered into among True Silver, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement (the “VIE Agreements”) that establish the structure for the VIE in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or we be forced to relinquish our interests in the VIE. Our holding company in the Cayman Islands, our PRC subsidiary, the VIE, and investors of Dunxin face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole;

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

The Foreign Investment Law leaves uncertainty with respect to whether foreign investors-controlled PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment”. Although the Foreign Investment Law clearly stipulates: “The state implements the management system of pre-establishment national treatment plus negative list for foreign investment. ... Negative list refers to the quasi-special management measures for foreign investment in specific fields stipulated by the state. The state grants national treatment to foreign investment that is not on the negative list.” The VIE model or VIE structure will continue to exist according to the principle of “access if it is not prohibited”. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is restricted or prohibited from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and financial conditions.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ADSs could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities for the VIE Agreements; however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, and that will materially affect the interest of the investors and cause significantly depreciation of our price of ADSs.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government for any securities offerings that are conducted in the United States or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial for or entering into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, China Securities Regulatory Commission issued the “Trial Measures for the Management of Overseas Issuance and Listing of Securities by Domestic Enterprises” and supporting regulatory guidelines, marking the formal shift to the filing system of overseas listing of domestic enterprises. Filing is only to increase supervision, does not represent serious restrictions or obstacles to Chinese enterprises in overseas listed investment business. These actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. On August 11, 2015, the PBOC led central parity quoting banks to further improve the formation mechanism of the RMB against the US dollar, indicating that the central parity quoting price shall be decided with reference to the closing price on the previous trading day. On December 11, 2015, the China Foreign Exchange Trade System launched the RMB exchange-rate index, which strengthened the reference to a currency basket to better maintain the stability of the RMB exchange rate against the currencies in the basket. As a result, the CNY/USD central parity formation mechanism of “closing rate + exchange-rate movements of a basket of currencies” was developed. In June 2016, the Foreign Exchange Self-Disciplinary Mechanism was established, allowing financial institutions to play a more important role in maintaining orderly operations in the foreign-exchange market and in an environment for fair competition. In February 2017, the Foreign Exchange Self-Disciplinary Mechanism adjusted the reference period for the central parity against the currency basket from 24 hours ahead of submitting the quotes to 15 hours between the closing on the previous trading day and the submission of the quotes, which avoided repeated references to the daily movements of the USD exchange rate in the central parity of the following day. According to the Annual Report on Exchange Rate Arrangements and Exchange Restrictions (2019), which was published in August 2020 by the International Monetary Fund China’s exchange rate regime was classified as “other management floating arrangements” (comparing to prior to June 2018, which was classified as “crawl-like arrangements”). This exchange rate arrangement has medium to high intensive elasticity. In fact, the current daily fluctuation range of the RMB exchange rate against the US dollar limits to 2% up and down, and the formation mechanism of the intermediate exchange rate is not completely marketized. The flexibility of the RMB exchange rate against the US dollar may exhibit farther two-way fluctuations. We cannot predict how this new policy and mechanism will affect the RMB exchange rate.

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

In 2017, Wuhan Intermediate People's Court in Wuhan, where the city Chutian, the VIE in China located, recognized for the first time the validity of a commercial judgment made by an American court in accordance with the principle of reciprocity.

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

We operate our business in the PRC. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 3% in 2022. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs in a number of ways, including:

●	we may face severe challenges, loss of customers and other operation risks during the global financial crisis and economic downturn;

●	under difficult economic conditions, borrowers may seek to reduce the loan size or discontinue borrowings; and

●	financing and other sources of liquidity may not be available on reasonable terms or at all.

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

Any adverse changes in political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

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

China has been slowly liberalizing its interest rate and deposit rate policies to a market driven policy to try to move away from a policy based on artificially imposed ceiling or floor to a market system policy-based market demands for financial services. This marketization of interest rates and deposit rates may result in increased competition from banks and competitors and the narrowing of the interest rate spread for loan products which may materially adversely affect our business and results of operations.

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

The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.

The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. These Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022.

Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines. Among others, the Trial Measures and Listing Guidelines provide that overseas offerings and listings by PRC domestic companies shall:

(i)

require submission of relevant materials that contain a filing report and a legal opinion, providing truthful, accurate and complete information on matters including but not limited to the shareholders of the issuer. Where the filing documents are complete and in compliance with stipulated requirements, the CSRC shall, within 20 working days after receipt of filing documents, conclude the filing procedure and publish filing results on the CSRC website. Where filing documents are incomplete or do not conform to stipulated requirements, the CSRC shall request supplementation and amendment thereto within five working days after receipt of the filing documents. The issuer should then complete supplementation and amendment within 30 working days;

(ii)

abide by laws, administrative regulations and relevant state rules concerning foreign investment in China, state-owned asset administration, industry regulation and outbound investment, and shall not disrupt the PRC domestic market order, harm state or public interests or undermine the lawful rights and interests of PRC domestic investors;

(iii)

abide by national secrecy laws and relevant provisions. Necessary measures shall be taken to fulfill confidentiality obligations. Divulgence of state secrets or working secrets of government agencies is strictly prohibited. Provision of personal information and important data, etc., to overseas parties in relation to overseas offering and listing of PRC domestic companies shall be in compliance with applicable laws, administrative regulations and relevant state rules; and

(iv)

be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in the spheres of foreign investment, cybersecurity, data security, etc., and issuers shall duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to the law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues;

The Trial Measures have been implemented on March 31, 2023. PRC domestic companies seeking to offer and list securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted.

The Trial Measures provide that where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic entity responsible, file with the CSRC. The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a ‘substance over form’ basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of ‘substance over form’ in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered “existing enterprises” (“Existing Listed Enterprises”). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

There is a possibility that we may be deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us may be subject to CSRC filing requirements in accordance with the Trial Measures. Given that the Trial Measures and Listing Guidelines have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. Further, as of the date of this annual report, the aforementioned Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued on December 24, 2021 remain in draft form and final and effective versions are yet to be published.

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. The Measures on Security Assessment of Cross-border Data Transfer, effective on September 1, 2022, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which will come into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. Although the Confidentiality Provisions have been implemented, however the interpretation and implementation remain substantially uncertain.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such filings, permissions or approvals may be denied or rescinded even if obtained. We may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are unable to comply with such requirements, which may result in fines and penalties, restrictions on our operations, having to delist from a stock exchange outside of China, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect our operations and the interest of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.

The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the VIE’s operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, Hubei Lifeng Law Firm (“Hubei Lifeng”), has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any securities offerings that are conducted in the United States are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

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

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. In the future, we may grow our business in part by acquiring complementary businesses, including acquisition of businesses related to supply chain finance. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share. It is clear that our PRC subsidiaries’ business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that the business of our PRC subsidiary and the VIE is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. In addition, in the future, if any of our acquisitions were subject to the M&A Rules and were found not to be in compliance with the requirements of the M&A Rules, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In accordance with the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37 (partially invalid on December 30, 2019), any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division or other material event. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. At the same time, the registration content is simplified and the registration no longer restricted.

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

We conduct our business in China primarily through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of Dunxin face potential uncertainty from actions taken by the PRC government affecting our business.

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

Moreover, the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021 call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of the Opinions remain unclear at this stage.

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

On April 21, 2020, SEC Chairman Jay Clayton and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Enrome LLP (“Enrome”). the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and subject to PCAOB inspection on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to the listing and trading of our securities and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us since the majority of our operations are conducted in China. Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, as amended, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities and trading in our securities could be prohibited.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

We have been, and continue to be, involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. We may choose to litigate against individuals and companies for unpaid loans that are incidental to our lending business. In addition, our lenders and service providers may choose to litigate against us for loans, unpaid fees and other payment obligations that we accrue during the course of our lending business. Since 2019, we have been subject to multiple actions, claims and orders as a result of overdue payments and loan payables to our lenders and service providers. As of December 31, 2022, the aggregate maximum amount of claims we were potentially subject to was RMB98.1 million ($14.2 million). During the course of ongoing legal proceedings, deposits in our bank accounts and properties have been frozen or seized during pre-litigation by court order. Such orders had a material adverse effect on our business, financial conditions and therefore may further affect our liquidity, which may lead to additional legal proceedings against us. Our failure to pay judgments could result in additional seizure of property, freezing of bank deposits and issuances of restrictive court orders which would have a material adverse effect on our business and our operations. In addition, judgments ordering the payment of our obligations or accrual of interest for unpaid payments during current or future litigations would further adversely affect our financial conditions and operating results.

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

In response to the COVID-19 pandemic, our PRC subsidiaries and the VIE have undertaken a series of mitigating initiates and efforts to alleviate impact of COVID -19 on our business, including but not limited to, proactively working with our customers to collect payments and renegotiating of the repayment schedule with our creditors as well as carefully controlling our administrative expenses. During the year ended December 31, 2022 and 2021, the COVID-19 pandemic has material impacts on our PRC subsidiaries and the VIE’s financial positions and operating results.

The extent to which the COVID-19 pandemic impacts our results of operations in 2023 will depend on the future developments of the outbreak. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19, and the efficacy of COVID-19 vaccines, which may also take an extended period of time to be widely and adequately distributed. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, including those in Shanghai in March 2022. A potential COVID-19 resurgence may negatively affect our business and operating results. In addition, the continued uncertainties associated with COVID-19 may cause our PRC subsidiaries’ and the VIE’s revenue and cash flows to underperform in the next 12 months. The extent of any future impact of COVID-19 on our PRC subsidiaries’ and the VIE’s business operations is still highly uncertain and cannot be predicted as of the date of this annual report. We are closely monitoring the pandemic and its impact on us.

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

As of December 31, 2022, the VIE, Chutian, had failed to pay its income tax in the aggregate amount of RMB32.5 million payable to the China State Administration of Taxation due to liquidity issues. As of the date of this annual report, Chutian still owes taxes in the amount of RMB32.5 million. We are actively communicating with the local tax authorities, and making efforts to pay the balance as soon as possible.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have previously identified material weaknesses in our internal control over financial reporting that, if not remediated, could result in additional material misstatements in our financial statements.

Historically, our management identified and evaluated the control deficiencies that gave rise to the accounting errors, and concluded that those deficiencies, collectively, represented material weaknesses in our internal control over financial reporting as of December 31, 2018. These deficiencies were remediated and we did not identify material weaknesses as of December 31, 2021 and 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that those material weaknesses identified in 2018 will not be recurring in future.

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

In their audit report issued in connection with our financial statements as of and for the years ended December 31, 2021 and December 31, 2022, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. The Company incurred a net loss of RMB30.3 million (US$4.5 million) and RMB128.1 million (US$20.1 million) during the year ended December 31, 2022 and 2021, respectively. In addition to the uncertain adverse impact of COVID-19 pandemic on the operations of the Company, there is uncertainty related to the outcome of the lawsuits filed against the Company. We have prepared our financial statements on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Our financial statements do not include any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to liquidate our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements. If we are unable to continue as a going concern, our stockholders may lose all or a substantial portion or all of their investment.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in early 2013 and have a limited operating history. Our revenue was RMB105.6 million, RMB20.6 million ($3.2 million) and RMB44.8 million (US$6.6 million) in 2020, 2021 and 2022, respectively. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

The Company’s headquarters, borrowers and operations are located in Wuhan, China, the epicenter for the COVID-19 pandemic in 2020. In 2021 and 2022, despite the fact that pandemic is under stable control in China, the Company’s borrowers and operations still have been significantly disrupted. All of our customers are located in Wuhan, China, as a result of the COVID-19 pandemic, reduced economic activity and quarantines imposed by the Chinese government, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

If we are unable to address any or all of the foregoing risks, our business and results of operations may be materially and adversely affected.

Potential dispute over ownership of Chutian may adversely affect our business.

In April 2018, Chutian and Hubei Daily Media Group (“Hubei Daily”) signed a share transfer agreement which would allow Hubei Daily to exit from its ownership of Chutian. The agreement was for Hubei Daily to sell their interest to Hubei New Nature Investment Co. Ltd., a company that is 80% owned by former Chairman Wei. However, as the share transfer did not obtain the approval from the relevant authorities and the consideration was not paid in full, the transaction was not completed and inconclusive. As such, Hubei Daily is still a shareholder of Chutian and Hubei Daily may continue to seek to liquidate its position in Chutian, which could adversely affect our business and operations.

We have very limited cash and we need additional capital which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

As of December 31, 2022, we had cash balances totaled RMB295,000 (US$43,000), compared to RMB396,000 (US$62,000) as of December 31, 2021.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms and our loan receivables were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 28 of the Consolidated Financial Statements - Legal proceedings for detailed disclosure). As a result, we require additional cash resources due to changed business conditions or other future developments. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

Credit loss allowances may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

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

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009, we should make sufficient credit loss allowances. As of December 31, 2020, 2021, and 2022, credit loss allowance of RMB478.8 million, RMB597.9 million ($93.8 million) and RMB640.3 million ($92.8 million) were provided, respectively, which represented 42.0%, 51.9% and 53.5%of our outstanding loans, respectively. As of December 31, 2020, 2021 and 2022, delinquent loans that were subject to 100% loan loss allowance, were RMB111.8 million, RMB158.7 million ($24.9 million) and RMB176.6 million ($25.6 million), respectively.

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

As of December 2022, there was no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, (Yin Jian Fa No. [2008] 23), any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government.

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

In addition, approximately 100% of our revenue was generated from business operations in Wuhan City in 2022. Therefore, our ability to diversify our economic risks is limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the value of the real property used as collateral in our direct loan business. Such adverse changes in the local economy may have a negative impact on the ability of borrowers to repay their loans and our results of operations and financial condition may be adversely affected.

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

We believe that the microfinance industry is an emerging market in China. According to the PBOC published statistics, as of December 31, 2020, 2021 and 2022, a total of 273, 246 and 238 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.0 billion ($4.6 billion), RMB27.8 billion ($4.4 billion) and RMB27.0 billion ($3.9 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB110.0 million ($16.9 million), RMB113.2 million ($17.8 million) and RMB113.6 million ($16.5 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB104.4 million ($16.0 million), RMB109.4 million ($17.2 million) and RMB109.0 million ($15.8 million), whereas our outstanding loan portfolio was RMB556.1 million ($80.6 million) as of December 31, 2022.

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

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through our PRC subsidiaries, and Chutian through the VIE Agreements. As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

As of May 11, 2023, we had an aggregate of 1,141,478,296 issued and outstanding ordinary shares. Mr. Wei, our former Chairman and Chief Executive Officer, beneficially owns an aggregate of approximately 55.8% of our total issued and outstanding ordinary shares directly through Perfect Lead, and indirectly through Honest Plus. Honest Plus and Perfect Lead own approximately 39.0% and 2.0% of our outstanding ordinary shares, respectively. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus. As such, Mr. Wei, directly through Perfect Lead, and indirectly through Honest Plus, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of the Company.

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

China has only recently begun to adopt the management and financial reporting concepts and practices that investors in the United States are familiar with. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are required of a United States public company. If we cannot establish such controls, or if we are unable to collect the financial data required for the preparation of our financial statements, or if we are unable to keep our books and accounts in accordance with IFRS for business, we may not be able to continue to file required reports with the SEC, which would likely have a material adverse effect on the performance of our ADSs.

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

We primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. Transition of our operations to and development of supply chain finance related business involves numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spent to achieve customer awareness of these new products and services.

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

The controlling shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The controlling shareholders of the VIE may have actual or potential conflicts of interest with us. The controlling shareholders of the VIE may breach, or refuse to renew, the existing VIE Agreements we have with them, which may have a material and adverse effect on our ability to exert additional control over Chutian. We cannot assure you that when conflicts of interest arise, the controlling shareholders of the VIE will act in the best interests of the Company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and the controlling shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to manage and operate Chutian under the VIE Agreements may not be effective.

We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of Chutian. However, the VIE Agreements may not be effective in providing us with control over Chutian. Under the current VIE Agreements, if Chutian fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Chutian, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

The contractual arrangements may not be effective in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Dunxin’s ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Further, the VIE Agreements have not been tested in a court of law. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Accordingly, the enforceability of the various contracts described above by the Company against the VIE is dependent upon the Shareholders holding 80% equity interests of Chutian. If any of such shareholders fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that were designed to provide us effective control over the VIE. If this happens, we would need to deconsolidate the VIE. Substantially all of our assets, including the necessary licenses to conduct business in China are held by the VIE. Substantially all of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of May 11, 2023, we had 1,141,478,296 ordinary shares outstanding, including 628,646,032 ordinary shares represented by 13,096,732 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We conduct our operations in China primarily through our PRC subsidiaries and the VIE. PRC laws and regulations restrict and impose conditions on foreign investment in microfinance lending businesses. Accordingly, we operate our microfinance lending business in China through the VIE. We have evaluated the guidance in IFRS 10 Consolidated Financial Statements and IFRS 12 Disclosure of Interests in Other Entities and consolidated the results of the VIE in our financial statements, for accounting purposes, based upon such contractual arrangements. Investors in our ordinary shares or ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and investors may never directly hold equity interests in the VIE in China, Chutian.

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

●

Chutian HK. Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited liability company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is wholly owned by True Silver.

●	Chutian Holding. Chutian Holding is a wholly foreign owned enterprise and a limited liability company in China established by Chutian HK on November 4, 2016.

●

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

●

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

●

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

●

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

●

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

Company	License and Permission	Issuing Authority	Validity
Chutian	Business license	Administrative Examination and Approval Bureau of Wuchang District, Wuhan Province	Long-term
	Permission of establishment of Chutian and engaging in microfinance services	Finance Administration Office, Hubei Municipal People’s Government	Long-term
Chutian Holding	Business license	Administration of Bureau Industry and Commerce, Wuhan Province	Long-term
Chutian HK	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
True Silver	Certificate of Incorporation	BVI Financial Services Commission	Long-term

As of the date of this annual report, our PRC counsel, Hubei Lifeng, has advised us that neither we nor our PRC subsidiaries (1) are required to obtain permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors, (2) are subject to approval requirements from the CSRC, the CAC, or any other entity to approve our operations, and (3) have been denied such permissions by any PRC authorities.

Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (“Announcement No. 43”), which will become effective on March 31, 2023. Under Announcement No. 43, we may be required to file with CSRC for this offering.

We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including securities offerings that are conducted in the United States. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to securities offerings that are conducted in the United States from the CSRC or other PRC governmental authorities. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Trial Measures, which will become effective on March 31, 2023. Under the Trial Measures, we may be required to file with CSRC for future securities offering. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required for securities offerings that are conducted in the United States, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from securities offerings that are conducted in the United States into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt securities offerings that are conducted in the United States before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for securities offerings that are conducted in the United States, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See “Risk Factors - Risks Related to Doing Business in China-The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.” on page 6 of this annual report.

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

The following diagram illustrates our current corporate structure:

The contractual arrangements may not be effective in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit Dunxin’s ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Further, the VIE Agreements have not been tested in a court of law. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Accordingly, the enforceability of the various contracts described above by the Company against the VIE is dependent upon the Shareholders holding 80% equity interests of Chutian. If any of such shareholders fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that were designed to provide us effective control over the VIE. If this happens, we would need to deconsolidate the VIE. Substantially all of our assets, including the necessary licenses to conduct business in China are held by the VIE. Substantially all of our revenues are generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors-Risks Related to Our Corporate Structure” on page 8 of this annual report.

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended December 31, 2020, 2021 and 2022, and selected balance sheet information as of December 31, 2021 and 2022 showing financial information for Dunxin, non-VIE subsidiaries and the VIE, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram.

●	“parent” refers to Dunxin Financial Holdings Limited, a Cayman Islands exempted company;

●

“non-VIE subsidiaries” refer to, collectively, (i) True Silver Limited, our wholly owned Cayman Island subsidiary, (ii) Chutian Financial Holdings (Hong Kong) Limited., our wholly owned Hong Kong subsidiary, and (iii) Wuhan Chutian Investment Holding Limied., a wholly owned PRC subsidiary;

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Dunxin Financial Holdings Limited;

Consolidated Statements of Operations Information

		Year Ended December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	44,797	-	44,797
Interest expenses on loans	(360)	(361)	(20,575)	-	(21,296)
Business related taxes and surcharges	-	-	(405)	-	(405)
Total interest expense	(360)	(361)	(20,980)	-	(21,701)
Net interest income/(loss)	(360)	(361)	23,817	-	23,096
Credit impairment losses	-	-	(42,420)	-	(42,420)
Net interest loss after impairment loss	(360)	(361)	(18,603)	-	(19,324)
Sales and marketing	-	-	(514)	-	(514)
General and administrative	(5,654)	(22)	(4,830)	-	(10,506)
Total operating costs and expenses	(5,654)	(22)	(5,344)	-	(11,020)
Net loss	(6,014)	(383)	(23,947)	-	(30,344)

		Year Ended December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	20,627	-	20,627
Interest expenses on loans	-	(239)	(21,135)	-	(21,374)
Business related taxes and surcharges	-	-	(452)	-	(452)
Total interest expense	-	(239)	(21,587)		(21,826)
Net interest loss	-	(239)	(960)	-	(1,199)
Credit impairment losses	-	-	(119,078)		(119,078)
Net interest loss after impairment loss	-	(239)	(120,038)		(120,277)
Non-interest and other income	387	-	-	-	387
Sales and marketing	-	-	(293)	-	(293)
General and administrative	(2,802)	(48)	(5,039)		(7,889)
Total operating costs and expenses	(2,802)	(48)	(5,332)		(8,182)
Net loss	(2,415)	(287)	(125,370)		(128,072)

		Year Ended December 31, 2020
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	105,570	-	105,570
Interest expenses on loans	-	(52)	(21,857)	-	(21,909)
Business related taxes and surcharges	-	-	(304)	-	(304)
Total interest expense	-	(52)	(22,161)	-	(22,213)
Net interest income	-	(52)	83,409	-	83,357
Credit impairment losses	-	-	(55,264)	-	(55,264)
Net interest income after impairment loss	-	(52)	28,145	-	28,093
Non-interest and other income	21	-	-	-	21
Sales and marketing	-	-	(170)	-	(170)
General and administrative	(3,229)	(14)	(4,847)	-	(8,090)
Total operating costs and expenses	(3,229)	(14)	(5,017)	-	(8,260)
Net (loss)/profit	(3,208)	(66)	23,128	-	19,854

Consolidated Balance Sheet Information

		As of December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,558	-	(1,558)	-
Amount due from Non-VIE	-	353	15,097	(15,450)	-
Loans receivable, net of credit
impairment losses	-	-	556,112	-	556,112
Current assets	3,494	2,696	571,855	(17,009)	561,036
Amount due to VIE	(14,284)	(813)	-	15,097	-
Amount due to Non-VIE	(353)	-	(1,558)	1,911	-
Investment in non-VIE subsidiaries	354	-	-	(354)	-
Equity in the VIE through the				-
VIE Agreements	1,060,381	-	-	(1,060,381)	-
Assets	1,064,219	2,705	611,088	(1,077,743)	600,269

		As of December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,553	-	(1,553)	-
Amount due from Non-VIE	-	319	13,640	13,959	-
Loans receivable, net of credit
impairment losses	-	-	555,133	-	555,133
Current assets	49	2,729	567,565	(13,966)	556,377
Amount due to VIE	(12,845)	(795)	-	13,640	-
Amount due to Non-VIE	(319)	-	(1,553)	1,872	-
Investment in non-VIE subsidiaries	319	-	-	(319)	-
Equity in the VIE through the				-
VIE Agreements	979,728	-	-	(979,728)	-
Assets	980,096	2,737	609,751	(994,022)	598,562

Consolidated Cash Flows Information

	Year Ended December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(7,385)	(50)	-	-	(7,435)
Total cash generated by/(used in) financing activities	6,758	(130)	-	-	(6,628)
Effect of exchange rate changes	706	-	-	-	706

Net increase/(decrease) in cash, cash equivalents and restricted cash	79	(180)	-	-	(101)

	Year Ended December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash generated by operating activities	(2)	10,230	-	-	10,228
Total cash used in financing activities	-	(10,000)	-	-	(10,000)
Effect of exchange rate changes	71	-	-	-	71

Net increase in cash, cash equivalents and restricted cash	(2)	230	-	-	228

	Year Ended December 31, 2020
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	-	(624)	(2)	-	(626)
Total cash generated by financing activities	-	414	-	-	414
Effect of exchange rate changes	177	-	-	-	177
Net decrease in cash, cash equivalents and restricted cash	-	(210)	(2)	-	(212)

Transfer of Cash Through our Organization

Before 2020, the sources of funds of the VIE primarily consisted of loans from security exchanges and shareholders, and cash generated from operations.

For the years ended December 31, 2021 and 2022, due to the severe financial restraint, we suspended offering loans to our customers and the VIE primarily relied on the financial supporting from related company or non-VIE subsidiaries by means of paying relevant expenses on behalf of the VIE to maintain normal business operation. Dunxin did not make any cash contributions to VIE and non-VIE subsidiaries and there was no transfer of cash among Dunxin, VIE and non-VIE subsidiaries.

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

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiary and the VIE to use their potential future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiary and the VIE to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiary. Currently, our PRC subsidiary and the VIE may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the VIE. In addition, ADS holders may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “Risk Factors-Risks Related to Doing Business in China-PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiary.” on page 15 of this annual report and “Risk Factors-Risks Related to Doing Business in China-Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.” on page 20 of this annual report.

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

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in the second half year of 2019 and we are exploring new opportunities in supply chain financing industry.

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

The number of SMEs in China is significant. They account for over 90% of China’s total enterprises. According to data compiled by the State Council Information Office PRC in March 2023, SMEs account for nearly 50% of the tax contribution, 60% of the GDP and 80% of the overall employment. As a result, SME financing demands are on the rise. In some degree, the microfinance lending companies fill the gaps in China’s financial system by serving farmers, individuals and the SMEs.

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

Most of our borrowers are individuals and companies. Our typical size loans are around RMB 4.0 million (US$0.6 million) for individuals, and are around RMB7.0 million (US$1.1 million) for companies. Upon loan origination, our loans are either guaranteed or secured and have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. However, in 2019, we began to experience defaults on our loans. As of December 31, 2022, we had loans of an aggregate of principal amount of RMB753.0 million (US$109.2 million), which were all overdue. Due to the severe financial restraint, we have suspended offering loans to our customers since the second half year of 2019 and we are exploring new opportunities in supply chain finance.

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

●

New Business Opportunities: We have studied and analyzed various projects in medical health, bio-pharmaceuticals, cold chain logistics, big data, block chain industries and supply chain finance industries over the past two years, and we believe there will be potential business opportunities in the supply chain finance sector. We plan to provide supply chain financing in crude oil industry, covering manufacturing, logistics, trading, and oil-related services.

Employees

As of December 31, 2022, we had 11 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 11 full-time employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth by function the number of our full-time employees as of December 31, 2022:

Function	As of December 31, 2022
Operations	5
Loan Department	2
Risk Management	1
Finance and Administration	3
Total	11

Intellectual Property

As of December 31, 2022, we did not own or have any significant intellectual property rights other than our registered domain name (http://hbctxed.com). It was registered in November 2020 and will be renewed upon expiration. The Company is not materially dependent on any intellectual property.

Competition

We face growing competition in the microfinance industry and we believe that the microfinance market is becoming more competitive as this industry matures and begins to consolidate. Chutian primarily competes with other microfinance companies in the Hubei Province. According to the PBOC published statistics, as of December 31, 2020, 2021 and 2022, a total of 273, 246 and 238 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB30.0 billion ($4.6 billion), RMB27.8 billion ($4.4 billion) and RMB27.0 billion ($3.9 billion) among these microfinance lending companies, respectively. We also compete with traditional financial institutions, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People's Congress which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. On August 1, 2022, the anti-monopoly Law of the People's Republic of China has been amended to significantly increase the consequences of liability for violations. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State Council. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors-Risks Related to Doing Business in China-The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

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

                On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022.

The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the CSRC released the Trial Measures and Listing Guidelines, which have been implemented on March 31, 2023. On the same date of the issuance of the Trial Measures and Listing Guidelines, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures and Listing Guidelines, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures and Listing Guidelines, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies. Under the Trial Measures and Listing Guidelines and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures and Listing Guidelines. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Trial Measures and Listing Guidelines were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Trial Measures and Listing Guidelines may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Regulatory Policies of the Microfinance Companies in China

A. National Policy

Currently, there are no nationwide laws or regulations covering the microfinance industry in China. However, the Guiding Opinions on the Pilot Operation of Microfinance Companies provides the following guidance on pilot operations for microfinance companies:

●

to establish a microfinance company, an applicant applies to the competent authority of the provincial government, and upon approval, must comply with registration formalities to obtain all necessary business licenses, approvals and certificates. In addition, relevant documents should be submitted to local public security organs, dispatched offices of the China Banking Regulatory Commission and branches of the People's Bank of China within five working days;

●

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

●

the funds of a microfinance company mainly come from the capital contribution and funds donated by shareholders as well as funds raised from, at most, two banking financial institutions. A microfinance company must accept public supervision and shall not engage in any form of illegal fundraising;

●	according to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital;

●

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

●	the balance of loan of a single borrower may not exceed 10% of the net capital of a microfinance company;

●

a microfinance company must conduct its operations according to market-oriented principles and lift the ceiling on the loan interest rate, which may not exceed that set by judicial department, and set the floor at 0.9 times the PBC Benchmark Rate. The specific floating range must be determined by the microfinance company based on market-oriented principles;

●

no founder (being natural person, legal entities and other social organization) of the microfinance companies and no natural person (who is nominated as a director, supervisor or senior management of microfinance companies) shall have a criminal or bad credit record;

●

a microfinance company shall, according to relevant provisions, set up prudent and normative asset classification and provision systems, accurately classify the assets, make full provision for allowance for doubtful accounts, and guarantee that its adequacy ratio of provision for asset losses always remains above 100% in order to fully cover all risks;

●

the PBOC will trace and monitor the interest rates and capital flows of microfinance companies, and will include them in the credit system. The microfinance company shall regularly provide that credit system with information about the borrower, loan amount, guarantee and repayment, and other business information; and

●	the microfinance company shall establish a sound corporate governance structure and credit management system and strengthen internal control.

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

On October 26, 2017, the Administration of Taxation of the Ministry of Finance of the People’s Republic of China issued the Circular regarding the Tax Policy of Financing of Small and Micro Enterprises . This circular seeks to support agriculture-related and small-scaled businesses by giving certain tax incentives to financial institutions that lend to them. From December 1, 2017 to December 31, 2019, any interest income earned by financial institutions from farmers, small businesses, micro-enterprises, and privately or individually-owned businesses, shall be exempt from value-added tax. In order to qualify for this exemption, financial institutions must separately calculate and report interest earned from the aforementioned borrowers. Any interest income that is not calculated or reported separately shall not be eligible for the value-added tax exemption. In addition, from January 1, 2018 to December 31, 2020, financial institutions shall be exempt from paying stamp duty on loan agreements entered into with small businesses and micro-enterprises. Pursuant to the Notice on Extending the Implementation Period of Some Preferential Tax Policies issued by the Administration of Taxation of the Ministry of Finance on March 15, 2021, the implementation period of the Notice on Financing Tax Policies of Small and Micro Enterprises extends to December 31, 2023. As a result, financial institutions shall be exempt from paying stamp duty on loan agreements entered into with small businesses and micro-enterprises for the year ended December 31, 2022.

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

Given that our microfinance business is confined to the region of Hubei Province, the following is a brief summary of the relevant laws and regulations applicable in the Hubei Province covering the microfinance industries:

●	Implement Opinions on the Pilot Operation of Microfinance Companies in Hubei Province issued by the General Office of the Hubei Province People’s Government on September 10, 2008.

●

Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009.

●

Interim Management Measures on Capital and Equity of Microfinance Companies in Hubei Province jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 17, 2010.

●	Several Opinions on Promoting the Healthy Development of Microfinance Companies in Hubei Province issued by the General Office of the Hubei Province People’s Government on December 23, 2010.

●	Work Guideline on the Pilot of Microfinance Companies in Hubei Province issued by the Microfinance Work Joint Session Office on April 19, 2012.

●	Provisional Administrative Working Guidence for Ultilization of Capital Market by Microfinance Companies in Wuhan, promulgated on October 13, 2015.

●	Notice by the General Office of the China Banking and Insurance Regulatory Commission of Strengthening the Supervision and Administration of Small Loans Companies promulgated on September 07, 2020.

Key contents of the above regulatory policies are listed as follows:

●

A microfinance company shall be a limited liability company or joint stock company which is established with investments from natural persons, legal-person enterprises or other social organizations, does not absorb the public deposits and operates a microfinance business.

●	The major sources of funds of a microfinance company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions.

●

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

61

●

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

●

The number of shareholders of a microfinance company shall meet the statutory quorum. If it is a limited liability company, the shareholders shall be no more than 50. If it is a joint stock company, the shareholders shall be not less than two but not more than 200, of whom more than half shall have domiciles within the territory of China.

●

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

●

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

●	The alteration of name, domicile, registered capital, senior management personnel and the main promoter of a microfinance company shall be approved by the Microfinance Work Joint Session.

●

The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital within the scope. The interest rate and term of the borrowed capital shall be determined by the company with the banking financial institutions upon consultation, and the interest rate shall be determined by taking the Shanghai Inter-bank Offered Rate as the base rate.

●

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

●

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

62

●

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

●

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

●

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

C. Organizational Structure

For a description of our organizational structure, see “Item 4. Information on the Company-A. History and Development of the Company.”

D. Property, Plants and Equipment

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report.

CIB Transaction

On December 28, 2017, Honest Plus acquired 91,997,543 Shares and Perfect Lead acquired 22,999,386 Shares for an aggregate purchase price of RMB86,426,660 (or approximately $0.11 per share) pursuant to the Share Purchase Agreement, by and between Qiming Investment, Mr. Qiming Xu, Honest Plus, and Perfect Lead. Ricky Qizhi Wei, our former chairman and chief executive officer, is the sole director of Honest Plus and Perfect Lead.

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

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in since the second half year of 2019 and we are exploring new opportunities in supply chain financing industry.

We operate our microfinance lending business through the VIE, Chutian. Substantially all of our operations are conducted in the PRC through Chutian, which holds all the certificates, business license and other requisite licenses for the microfinance lending businesses.

Recent Developments

On May 24, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on May 24, 2022 in the original principal amount of $1,075,000 (the “Note”), convertible into ADS of the Company, for $1,000,000 in gross proceeds.

The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $50,000 along with $25,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to convert the Note at any time six months after the Purchase Price Date, until the outstanding balance of the Note has been paid in full. The conversion price per ADS equals to seventy-five percent (75%) multiplied by the lowest daily VWAP during the ten (10) trading days immediately preceding the applicable measurement date, less $0.05 to cover ADS issuance fees paid by the Investor.

Under the Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its NYSE MKT listing. Upon the occurrence of an Event of Default (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 15% for major defaults and 5% for minor defaults (as defined in the Note). In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 22% per annum or the maximum rate permitted under applicable law.

Key factors that affect operating results

Our operations and assets are located in China. Accordingly, our results of operations, financial condition and prospects maybe affected by China’s economic and regulation conditions in the following aspects: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes to prevailing market interest rates; and (d) a higher rate of bankruptcy. Particularly, as a company headquartered in Wuhan with substantially all operating activities, revenues and workforce in China, our results of operations and financial outlook have been materially and adversely affected by the COVID-19 pandemic. Our collection activities were significantly limited due to various temporary measures. Moreover, some micro sized enterprises, SMEs, sole proprietors and individuals, who are vulnerable in the face of economic downturn, encountered operational and financial difficulties, which led to the defaults of our loan receivables. Although the government has fully lift the pandemic control measures and local government implemented the incentive policies to boost the economy, the consequence for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect our results of operations. Although we have generally benefited from China’s economic growth, we are also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

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

Impairment measurement and recognition

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

●	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Company.

●	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

●	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

●

Financial instruments in Stage 1 have their expected credit loss measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Financial instruments in Stages 2 or 3 have their expected credit loss measured based on expected credit losses on a lifetime basis.

●	A pervasive concept in measuring expected credit loss in accordance with IFRS 9 is that it should consider forward looking information.

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

The quantitative information is a primary indicator of significant increase in credit risk and is based on the change in lifetime probability of default by comparing:

●	the remaining lifetime probability of default at the reporting date; with

●	the remaining lifetime probability of default for this point in time that was estimated based on facts and circumstances at the time of initial recognition of the exposure.

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

Credit-impaired financial assets

A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Credit-impaired financial assets are referred to as Stage 3 assets. Evidence of credit-impairment includes observable data about the following events:

●	Significant financial difficulty of the borrower;

●	a breach of contract such as a default or past due event; or

●

the lender of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender would not otherwise consider.

It may not be possible to identify a single discrete event - instead, the combined effect of several events may have caused financial assets to become credit-impaired.

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

We consider the following as constituting an event of default:

●	the borrower is past due more than nine months on any material credit obligation to us; or

●	the borrower is unlikely to pay its credit obligations to the Company in full.

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

●

12-month expected credit loss, i.e. lifetime expected credit loss that result from those default events on the financial instrument that are possible within 12 months after the reporting date, (referred to as Stage 1); or

●	Full lifetime expected credit loss, i.e. lifetime expected credit loss that result from all possible default events over the life of the financial instrument, (referred to as Stage 2 and Stage 3).

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

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiary and the VIE are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2022, 2021 and 2020 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2020, 2021 and 2022. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2020 RMB	2021 RMB	2022 RMB	2022 $
		(amount in thousands)

Interest income on loans	105,570	20,627	44,797	6,629

Interest expenses on loans	(21,909)	(21,374)	(21,296)	(3,151)
Business related taxes and surcharges	(304)	(452)	(405)	(60)
Total interest expense	(22,213)	(21,826)	(21,701)	(3,211)

Net interest income/(loss)	83,357	(1,199)	23,096	3,418
Credit impairment losses	(55,264)	(119,078)	(42,420)	(6,277)
Net interest income / (loss) after credit impairment losses	28,093	(120,277)	(19,324)	(2,859)

Non-interest and other income	21	387	-	-

Operating costs and expenses
Sales and marketing	(170)	(293)	(514)	(76)
General and administrative	(8,090)	(7,889)	(10,506)	(1,555)
Total operating costs and expenses	(8,260)	(8,182)	(11,020)	(1,631)

Profit/(loss) before income taxes	19,854	(128,072)	(30,344)	(4,490)
Income tax expense	-	-	-	-
Net profit/(loss)	19,854	(128,072)	(30,344)	(4,490)

Profit/(loss) attributable to:
Equity holders of the Company	15,883	(102,458)	(24,275)	(3,592)
Non-controlling interest	3,971	(25,614)	(6,069)	(898)
Net profit/(loss)	19,854	(128,072)	(30,344)	(4,490)

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

Comparison of results of operations for the years ended December 31, 2022 and 2021

Interest income on loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans increased by RMB24.2 million ($3.6 million) or 117.5% from RMB20.6 million in 2021 to RMB44.8 million ($6.6 million) in 2022.

Interest expenses on loans

Interest expenses on loans decreased by RMB78,000 ($12,000) or 0.4% in the year ended December 31, 2022, as compared to the year ended December 31, 2021. The decrease was primarily attributable to the decrease of loan payable.

Business related taxes and surcharges

Business related taxes and surcharges remained stable and slightly decreased by RMB47,000 ($7,000) or 10.3% from RMB452,000 in 2021 to RMB405,000 ($60,000) in 2022.

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

Allowance for loan losses decreased by RMB76.7 million ($11.4 million) or 64.4% from RMB119.1 million ($18.7 million) in 2021 to RMB42.4 million ($6.3 million) in 2022. The economic and business environment in 2021 for SMEs remained very challenging. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

Other interest and other income

Other interest and other income decreased to less than RMB1,000 compared to RMB387,000 ($60,000) in 2021. The main reason was primarily attributable to the fact that in 2021 the company reversed the over-accrued expense which accrued in prior years.

Sales and marketing expenses

Sales and marketing expenses increased by RMB221,000 ($32,000) from RMB293,000 in 2021 to RMB514,000 ($76,000) in 2022. The increase was primarily attributable to the increase of salary to retain quality employees.

General and administrative expenses

General and administrative expenses increased by RMB2.6 million ($0.4 million) or 32.9% from RMB7.9 million in 2021 to RMB10.5 million ($1.6 million) in 2022. The increase was primarily attributable to increase of legal and other professional services fee, as well as the cost incurred for issuance of convertible notes.

Income tax expenses

Our income tax expense was nil in 2021 and 2022, primarily due to the fact that accrued interest of Stage 3 credit-impaired loans are not taxable income for tax purposes.

Net profit/(loss)

As a result of the foregoing, our net loss decrease by RMB97.7 million ($14.5 million) or 76.3.0% from RMB128.1 million in 2021 to RMB30.3 million ($4.5 million) in 2022.

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

We had negative cash flows of RMB807,000 (US$119000) for the year ended December 31, 2022, and positive cash flows of RMB228,000 (US$36,000) and negative cash flows RMB212,000 (US$31,000) for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2022, we had total cash balances of RMB295,000 (US$43,000).

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default on certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 28 of the Consolidated Financial Statements - Legal proceedings for detailed disclosure). COVID-19 discussed in Note 29 Subsequent Event of the Consolidated Financial Statements has further exacerbated the liquidity issue of the Company.

The Company has taken an intensive review of operations and expenditures, including intensifying loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, which have expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company plans to actively seek equity financing from private placements, so as to enable the Company to meet its liabilities and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

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

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	171,569	161,569	161,439	23,406
Effective interest rate	12.7%	12.7%	12.7%
Average duration of borrowings	365 days	365 days	365 days

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	$
	(amount in thousands)
Net cash generated by/(used in) operating activities	(626)	10,288	(7,435)	(1,100)
Net cash (used in) investing activities	-	-	-	-
Net cash (used in) / generated by financing activities	414	(10,000)	6,628	981
Net (decrease)/increase/ in cash, cash equivalents and restricted cash	(212)	228)	(807)	(119)
Cash, cash equivalents and restricted cash at beginning of the year	132	97	396	62
Exchange losses on cash, cash equivalents and restricted cash	177	71	706	100
Cash, cash equivalents and restricted cash at end of the year	97	396	295	43

As of December 31, 2022, our cash, cash equivalents and restricted cash amounted to RMB295,000 ($43,000). Our cash, cash equivalents and restricted cash consist of cash on hand, cash deposited in banks and restricted cash at bank.

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

Our net cash used in operating activities for the year ended December 31, 2022 was RMB7.4 million ($1.1 million), which mainly consisted of (i) loss before income tax of RMB30.3 million ($4.5 million) adjusted by credit impairment losses for loans of RMB42.4 million ($6.3 million), (ii) increase in interest payable of RMB18.1 million ($2.7 million) due to non-payment.

Our net cash generated in operating activities for the year ended December 31, 2021 was RMB10.3 million ($1.6 million), which mainly consisted of (i) loss before income tax of RMB128.1 million ($20.1 million) adjusted by credit impairment losses for loans of RMB119.1 million ($18.5 million), (ii) increase in interest payable of RMB18.1 million ($2.7 million) due to non-payment., and (iii) increase of loan receivable of RMB43.4 million ($6,4 million).

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

Cash flow used in investing activities

There was no cash used in investing activities for the year ended December 31, 2020, 2021 and 2022

Net cash (used in)/generated by financing activities

Our net cash of RMB6.8 million ($1.0 million) generated by financing activities for the year ended December 31, 2022 was mainly due to the issuance of convertible note.

Our net cash of RMB10 million ($1.6 million) used in financing activities for the year ended December 31, 2021 was mainly due to repayment of loans.

Our net cash of RMB414,000 ($60,000) generated by financing activities for the year ended December 31, 2020 was mainly due to increase of loan payable.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, leasehold improvements, office equipment and furniture, were RMB271,000 in 2019. There are no capital resources in 2021 and 2022. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt Obligations	161,439	161,439	-	-	-

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

E. Critical Accounting Estimates

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

On February 8, 2023, Mr. Weitao Liang tendered his resignation as a director, effectively immediately.

On May 4, 2023, Mr. Ricky Qizhi Wei resigned from his position as the Chief Executive Officer and Chairman.

On May 4, 2023, the Board appointed Mr. Yuan Gao as the Chief Executive Officer and the Chairman of the Board, and Messrs. Lei Fu and Yong Wang as directors of the Board.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Dunxin Financial Holdings Limited, 2 Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Yuan Gao	30	Director (Chairman); Chief Executive Officer
Xiang (Johnny) Zhou	47	Chief Financial Officer
Weidong Xu	54	Director, Chief Operating Officer
Lei Fu	34	Director
Yong Wang	55	Director
Qi Chen	30	Independent Director

Yuan Gao, has extensive experience in equity investment, investment banking, mergers and acquisitions, and asset reorganization, and maintains a keen interest in company operation, strategic planning and business administration. Mr. Gao was awarded the Hubei Venture Capital Investment Outstanding Contribution Award, and also serves as an expert adjudicator in the China Innovation & Entrepreneurship Competition. From November 2020 to April 2023, Mr. Gao served as the managing director at Wuhan Zhiyuanjunhe Medical Technology Ltd. From October 2017 to October 2020, Mr. Gao served as the investment director at Wuhan Jiupai Investment Management Ltd. Mr. Gao obtained his bachelor’s degree in business and finance from University of Wales Trinity Saint David in 2015 and obtained his master’s degree in “China and Globalization” from King’s College London in 2016. .

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

Lei Fu, has over a decade of entrepreneurial experience in the IT industry, and has founded multiple technology companies, possessing rich experience in enterprise management. Mr. Fu won first prize in the “Make Kieron's Life Easier” competition held by the University of Sheffield in the United Kingdom. He was also awarded the honorary title of “Pioneer of College Students’ Entrepreneurship” by the Wuhan Municipal Government, as well as the “Digital Innovation Person of the Year Award” at the 2023 World Health Industry Digitalization Summit. Mr. Fu has served as Chairman of Anhui THINGO Intelligent Technology Co., Ltd. since July 2022 and as Chairman of Hubei THINGO Science and Technology Development Co., Ltd. since November 2012. Mr. Fu obtained his bachelor’s degree in vehicle engineering from Wuhan Huaxia University of Technology in 2010 and his master’s degree in the advanced manufacturing technology from University of Sheffield in 2011.

Yong Wang, has served as the chief executive officer of Anhui THINGO Intelligent Technology Co., Ltd. since April 2023. From October 2009 to September 2020, Mr. Wang served as the senior vice president of WanCheng (ShangHai) Travel Agency Co., Ltd. Mr. Wang obtained his bachelor’s degree in commercial economy from Wuhan University in 1989.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we incurred an aggregate of approximately RMB2.0 million ($0.3 million) in compensation to our executive officers and our non-executive directors.

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

2022 Equity Incentive Plan

Our board of directors adopted the 2022 Equity Incentive Plan in July, effective as of July 8, 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Equity Incentive Plan, or 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 384,000,000 ordinary shares.

As of the date of this annual report, we did not granted any ordinary shares to qualified persons under the 2022 Plan.

The following describes the principal terms of the 2022 Plan.

Types of awards

The 2022 Plan permits the grant of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share Based Awards.

Plan administration

The 2022 Plan is administered by a committee of at least one member of the board of directors (the “Board”) of the Company as the Board may appoint or, if no such committee has been appointed by the Board, the Board.

Award agreement

Each award granted under the 2022 Plan shall be evidenced by an award agreement that sets forth terms, conditions, and restrictions, as the plan administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the 2022 Plan and any such award agreements, the provisions of the 2022 Plan shall prevail.

Eligibility

We may grant awards to our employees, directors, and consultants, including any prospective employees, directors, or consultants who has accepted an offer of employment or service and will be employees, directors, or consultants after the commencement of their service.

Vesting schedule

The plan administrator sets vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the plan participant. The plan administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the plan administrator in its discretion.

Exercise of options

Any option granted hereunder will be exercisable according to the terms of the 2022 Plan and at such times and under such conditions as determined by the plan administrator and set forth in the award agreement.

C. Board Practices

Board of Directors

Mr. Ricky Qizhi Wei beneficially owns indirectly approximately 55.8% of our outstanding ordinary shares and therefore we are a “controlled company” as defined in Section 801 of the Company Guide. As a result, we are exempt from certain of the Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

Our board of directors currently consists of five (5) directors, one (1) of whom is an independent director. We maintain a nominating and corporate governance committee and a compensation committee comprised solely of the independent director.

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

Committees of the Board of Directors

Our Board of Directors currently has a standing audit committee, a compensation committee and a nominating and corporate governance committee. The Company Guide requires U.S. domestic listed companies to have an audit committee of at least three (3) members. These requirements differ from the Companies Act. As described below, our audit committee, compensation committee and nominating and corporate governance committees composed of one (1) member, who is an independent director.

Audit Committee

Our audit committee consists of Mr. Chen and is chaired by Mr. Chen. Mr. Chen satisfies the “independence” requirements of Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

●	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit issues and management’s response;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time;

●	meeting separately and periodically with management and our internal and independent auditors; and

●	reporting regularly to the full Board of Directors.

Compensation Committee

Our compensation committee consists of Mr. Chen and is chaired by Mr. Chen. Mr. Chen satisfies the “independence” requirements of the Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Chen, and is chaired by Mr. Chen. Mr. Chen satisfies the “independence” requirements of the Company Guide. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our memorandum and articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred or sustained in the execution of their duty in their capacities as such, except by reasons of their own dishonesty, gross negligence, willful misconduct, or fraud, including, among other things, costs, expenses, losses or liabilities incurred by such directors and officers in defending (whether successfully or otherwise) any civil proceedings concerning the Company or our affairs in any court whether in the Cayman Islands or elsewhere.

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

D. Employees

For a description of our employees, please refer to “Item 4. Information on the Company - B. Business Overview - Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 1,141,478,296 of our ordinary shares outstanding as of May 11, 2023, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Name of Beneficial Owner	Nature of Shares		Percentage of Beneficial Ownership
Directors and Executive Officers
Yuan Gao	-		-
Weidong Xu	-		-
Lei Fu	-		-
Yong Wang			-
Qi Chen	-		-
Xiang (Johnny) Zhou	-		-
Directors and Executive Officers as a Group (six persons)	-		-
5% Shareholders:
Ricky Qizhi Wei	636,072,237	(1)	55.8%

___________

(1)

Includes 22,999,386 ordinary shares held by Perfect Lead and 445,072,851 ordinary shares held by Honest Plus. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

As of May 11, 2023, we had 1,141,478,296 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 628,646,032 ordinary shares or 13,096,792 ADSs or approximately 55.1% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our ordinary shares in the United States.

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

B. Related Party Transactions

We have adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2020 up to the date of this annual report.

Contractual Arrangements with the VIE and its Shareholders

We currently engage and operate our microfinance business through Chutian, the VIE, through the VIE Agreements. For a description of these VIE Agreements, see “Item 4.A. History and Development of the Company.”

1. Loans payable to related parties

1.1 In 2018, loans payable of RMB60.0 million ($9.4 million) were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the former Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2020 and 2021, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million ($0.7 million) and RMB4.7 million ($0.7 million) in 2021 and 2022, respectively.

As of December 31, 2021 and 2022, loans payable were RMB50.0 million ($7.7 million) and RMB50.0 million ($7.3 million) and the related interest payable was RMB15.0 million ($2.4 million) and RMB19.7 million ($2.9 million), respectively.

1.2 In 2018, loans payable of RMB20.0 million ($3.0 million) were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million ($70,000) was repaid. In 2019, loans payable of RMB17.3 million ($2.5 million) were further borrowed, loans of RMB14.7 million ($2.1 million) were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million ($1.4 million) and interest payable of RMB3.1 million ($0.5 million) to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million ($0.3 million) and interest payable of RMB0.5 million ($0.1 million) to Hubei New Nature. In 2021 and 2022, the company made repayment amounting to RMB10 million ($1.6 million) and RMB130,000 ($19,000) respectively. The interest expenses were RMB1.4 million ($0.2 million), RMB0.7 million ($0.1 million) and RMB118,000 ($17,000) in 20120, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, loans payable were RMB1.0 million ($0.2 million) and RMB0.9 million ($0.1 million), and the related interest payable was RMB1.7 million ($0.3 million) and RMB1.8 million ($0.3 million), respectively.

2. Loans payable to shareholders

2.1 In June 2017, a loan payable of RMB10.0 million ($1.5 million) was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million ($0.1 million) and RMB1.3 million ($0.2 million) in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million ($1.5 million) is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2021 and 2022, the loan payable and interest payable were overdue.

As of December 31, 2021 and 2022, loans payable were RMB 10.0 million ($1.6 million) and RMB 10.0 million ($1.5 million), respectively. As of December 31, 2021 and 2022, interest payable was RMB6.6 million ($1.0 million) and RMB9.0 million ($1.3 million), respectively.

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

As a result of the court ruling mentioned above, the interest expense on these loans was RMB 2.0 million ($0.3 million) in 2021 and 2022 respectively. As of December 31, 2021 and 2022, loan payable was RMB 10.0 million ($1.6 million) and RMB 10.0 million ($1.5 million), and interest payable was RMB 5.3 million ($0.8 million) and RMB7.3 million ($1.0 million).

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB 0.5 million ($70,000), RMB 0.5 million ($70,000 ) and RMB 0.5 million ($70,000) were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, consulting expenses payable to these representatives were RMB 2.0 million ($0.3 million) and RMB 2.5 million ($0.4 million), respectively.

4. Reverse merger expenses and guarantee expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, paid reverse merger expenses on behalf of the Company, totaling RMB 11.3 million ($1.7 million) and RMB 10.9 million ($1.6 million) for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB 0.7 million ($100,000) were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB 22.6 million ($3.3 million). In 2020, certain loan receivables were novated to Hubei New Nature of RMB 1.3 million ($0.2 million) (see Note 27 of Notes to Consolidated Financial Statements, Section 5). In 2020, certain operating expenses of RMB 2.8 million ($0.4 million) were paid by Hubei New Nature on behalf of the Company. In 2021, the Company’s debts amounting to RMB 0.7 million ($0.1 million) was assigned and assumed to Hubei New Nature. In 2022, the Company made the repayment amounting to RMB484,000.

In addition, guarantee expenses of RMB 2.8 million ($0.4 million) and RMB 2.8 million ($0.4 million) were incurred for Hubei New Nature for the years ended December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, payables to Hubei New Nature were RMB 8.1 million ($1.3 million) and RMB 10.5 million ($1.5 million), respectively.

5. Loans receivable from related parties

5.1 In 2016, loans receivable of RMB8.0 million ($1.2 million) were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, this loan was overdue.

5.2 In 2016, loans receivable of RMB3.0 million ($0.4 million) were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. As of December 31, 2021 and 2022, this loan was overdue.

6. Loans receivable novated and debts transferred to a related party

In 2020, certain loans receivable were novated to a related party, Hubei New Nature to offset loans payable of RMB1.7 million ($0.2 million) and interest payable of RMB0.5 million ($70,000). In 2021, certain debts amounting to RMB0.7 million ($0.1 million) were transferred to Hubei New Nature.

7. Debts transferred to a related party

In 2021, certain debts amounting to RMB1.4 million ($0.2 million) were assumed by the former Chairman and the Chief Executive Officer, Mr. Wei.

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

As of December 31, 2022, Chutian had been involved in multiple significant legal proceedings as claimants against various borrowers and guarantors, which are incidental to the lending business. During 2022, Chutian and our former Chairman and Chief Executive Officer, Mr. Wei, have also been involved in multiple significant legal proceedings which resulted in final rulings by the courts for pre-litigation property preservation or pre-litigation protective measures. In addition, Chutian and Mr. Wei have been the defendants in legal proceedings in connection with the payment of property services fee and a loan dispute.

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

On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd. (“Hubei Changjiang”) applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million ($1.8 million) and RMB12.0 million ($1.7 million). Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the former Chairman and the Chief Executive Officer, Mr. Wei and 30% owned by Ms. Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately. In July 2020, Hubei Changjiang applied for court enforcement and execution, which was accepted. As of the date of this annual report, all parties are still in negotiation of a mediation agreement.

On October 14, 2019, Mr. Deng Xinxue, Mr. Zhang Xuan and Mr. Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd., a company that is 69.5% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, and Chutian in connection with loan contract disputes. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million ($0.4 million), RMB9.0 million ($1.3 million) and RMB9.0 million ($1.3 million), respectively. The court’s ruling was effective immediately. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order and all parties are still in negotiation of a mediation agreement.

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

Cases Entered into the Enforcement Process

Chutian had a total of nine cases entered into the enforcement process for the year ended December 31, 2022, all of which were accepted and enforced by the Wuhan Wuchang District People’s Court, with an aggregate amount of RMB17.3 million (US$2.5 million). All of the nine cases entered into the enforcement process have been terminated by the Wuhan Wuchang District People’s Court because there were no other assets of Chutian available for enforcement. However, pursuant to the Civil Procedure Law of the People's Republic of China, once the court or the applicant petitioning for enforcement locates clues that Chutian owns new property or assets available for enforcement, the court may resume the enforcement procedure.

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

●

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●

a fee of such maximum sum as the exchange on which the ordinary shares are listed may determine to be payable or such lesser sum as the directors may from time to time require is paid in respect thereof;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

●	the ordinary shares transferred are free of any lien in favor of us.

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

Changes in Capital.

We may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

●

sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

●

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

EXEMPTED COMPANY

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company is not required to open its register of members for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

●	the statutory provisions as to the due majority vote have been met;

●

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority".

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, gross negligence, willful misconduct or fraud of such directors or officers in the execution of their duty in their respective offices. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Memorandum and Articles of Association.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

D. Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company-B. Business Overview - Regulation - Foreign Currency Exchange” for information regarding foreign exchange controls in the PRC.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	broker dealers;

●	U.S. expatriates;

●	traders that elect to mark to market;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

●	persons subject to the applicable financial statement accounting rules under Section 451(b) of the Code; or

●	persons that actually or constructively own 10% or more of our voting stock.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, as described under “-PRC Taxation,” you would only be able to claim a foreign tax credit for the amount withheld to the extent that you have foreign source income. However, if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source income. You should consult your own tax advisors regarding the creditability of any PRC tax.

PFIC Considerations

A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Although the law in this regard is unclear, we intend to treat Chutian as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to eighty percent (80%) of Chutian’s economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Chutian for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of our ADSs at the end of our 2023 taxable year, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, a separate determination must be made at the close of each year as to whether we are a PFIC for such year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Our PFIC status will also be affected by how, and how quickly, we spend the cash we hold. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year ending December 31, 2023 or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, unless you make a “mark-to-market” election or a “deemed sale” election, as discussed below, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE American, which is a qualified exchange for this purpose. Consequently, if the ADSs are considered to be regularly traded on the NYSE American, the mark-to-market election should be available to you with respect to the ADSs. Although there can be no assurances in this regard, the ADSs should be treated as regularly traded on the NYSE American for this purpose for the calendar year ending December 31, 2023. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, you may become or continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. A mark-to-market election generally must be made for the first taxable year in which you hold stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with your original or amended U.S. federal income tax return on or before the due date (including extensions) of the return. If you do not make a mark-to-market election for the first taxable year in which you hold stock of a PFIC but you subsequently make the election, the excess distribution rules will generally apply to any appreciation in the stock’s value compared to its tax basis as of the effective date of the election, as well as certain distributions with respect to, and dispositions of, the stock and such consequences will apply during the year of election. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit Risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in lending activities.

Our credit committee is responsible for managing the credit risk by:

●

Ensuring that we have appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Company’s stated policies and procedures, IFRS and relevant supervisory guidance.

●	Identifying, assessing and measuring credit risk from an individual loan to a portfolio level.

●

creating credit policies to protect us against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

●	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

●

Developing and maintaining our processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward-looking information and the method used to measure expected credit loss.

●	Ensuring that we have policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

●

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2022, loans payable to third parties raised through various securities exchanges and from shareholders, amounting to RMB140.6 million ($20.4) and RMB20.0 million ($2.9 million), respectively, were overdue. Interests payable for those loans were RMB54.8 million ($7.9 million) and RMB16.2 million ($2.4 million), respectively. Certain loans payable were negotiated for revised repayment terms.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

There was no material weaknesses for the fiscal year ended December 31, 2022.

Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

C. Attestation Report for the Independent Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2021 and 2022, respectively.

	Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in Thousands)
Audit fees(1)	1,020	811	120
Audit-related fees(2)	319	338	50

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2022 and 2021.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

On January 10, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company dismissed Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm, effective January 10, 2023.

For the fiscal year ended December 31, 2021, Audit Alliance’s audit reports on the Company’s financial statements contained an emphasis of a matter for going concern, but otherwise did not contain any adverse opinion or disclaimer of opinion, nor was it qualified as to audit scope or accounting principles.

During the fiscal year ended December 31, 2021 and any subsequent interim period through the date of dismissal, January 10, 2023, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference in connection with Audit Alliance’s opinion to the subject matter of the disagreement; and (ii) except for the matter relating to internal control over financial reporting described below, there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K.

New independent registered public accounting firm

On January 10, 2023, the Audit Committee approved the appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2022, effective January 10, 2023.

During the two most recent fiscal years and through January 10, 2023, the Company has not consulted with Enrome regarding (1) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, or (2) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

NYSE American LLC Company Guide and Home Country Practice

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

●

Independent Directors: U.S. domestic listed companies must have a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide. Under the laws of Cayman Islands, we are not required to have a majority of our directors as independent directors. Of our five (5) directors, one is independent director.

●

Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members as required by Section 803(B)(2) of the Company Guide. These requirements differ from the Companies Act. We currently have one (1) member, who is an independent director.

●

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

●

Shareholder Approval Requirement: Sections 711-713 of the Company Guide require shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Under the laws of the Cayman Islands, we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.

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

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the Company’s annual report on Form 20-F filed on May 2, 2022).

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

4.10	Director Offer Letter, dated August 26, 2021, by and between the Company and Qi Chen (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 6-K furnished on August 26, 2021).

4.11	Dunxin Financial Holdings Limited 2022 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s registration statement on Form S-8 filed on July 8, 2022).

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

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Audit Alliance LLP*

15.2	Consent of Enrome LLP*

16.1	Letter from Audit Alliance LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company Current Report on Form 6-K, filed with SEC on January 11, 2023)

101.INS	Inline XBRL Instance Document**

101.SCH	Inline XBRL Taxonomy Extension Schema Document**

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

_________________

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUNXIN FINANCIAL HOLDINGS LIMITED

Date: May 15, 2023	By:	/s/ Yuan Gao
Yuan Gao
Chairman and Director
(Principal Executive Officer)

/s/ Xiang (Johnny) Zhou
Xiang (Johnny) Zhou
Chief Financial Officer
(Principal Accounting and Financial Officer)

DUNXIN FINANCIAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Dunxin Financial Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of profit and other comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated statements of profit and other comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of RMB30.3 million (US$4.5 million) and net negative operating cashflow of RMB7.4 million (US$1.1 million) during the year ended December 31, 2022. As of that date, the Company was in accumulated losses RMB181.0 million (US$26.3 million). We also draw attention to Note 28 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. In addition, as discussed in Note 29, the Company faces uncertainty as to the operational impact of the COVID-19 pandemic has had a material adverse effect on the Company’s results of operations, cash flows and liquidity. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Credit Impairment Losses Assessment

As described in Note 14 to the consolidated financial statements, the Company´s consolidated credit impairment losses on loans receivable balances were RMB 640.3 million as of December 31, 2022 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for credit impairment losses at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Management calculates the recoverable amount of each loans given under a range of scenarios, including the realization of any collateral held where appropriate. In determining value in use, the recoverable cash flows are based on the strategic plans approved by the Board of Directors. Management’s recoverable cash flows included significant judgements when considering key assumptions which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management’s cash flow projections. As described in Note 14, increased in credit impairment losses on the loans receivable by RMB 42.4 million as a result of the worsening of macroeconomic conditions in that country and changes in the regulatory environment which affect to the estimation of the margin.

The principal considerations for our determination that performing procedures relating to credit impairment losses assessment is a critical audit matter are there were significant judgments made by management when developing the assessment of the recoverable amount of loans. This in turn led to a high degree of auditor judgement and effort in evaluating management’s key assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s credit impairment losses assessment, including controls over the determination of the recoverable amount of the Company’s loans receivable. These procedures also included, among others, testing management’s process for testing the completeness, accuracy, and relevance of underlying data used in the model and evaluating the significant assumptions used by management. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the degree of fulfilment at the year end of the latest 2021 forecast (2) the consistency with external market and industry data, (3) performing sensitivity analysis, (4) the allocation of the credit impairment losses to the loans receivable and (5) the sufficiency of the Company’s credit impairment losses disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions.

/s/ Enrome LLP

Enrome LLP

Public Accountants and

Chartered Accountants

Singapore

May 15, 2023

PCAOB ID Number 6907

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Dunxin Financial Holdings Limited (the “Company”) as of December 31, 2021, the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2021, and the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Audit Alliance LLP

Audit Alliance LLP

Public Accountants and

Chartered Accountants

Singapore

May 2, 2022

PCAOB ID Number 3487

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2020, 2021 and 2022

	Notes	2020	2021	2022
Interest income on loans		105,570	20,627	44,797

Interest expense
Interest expenses on loans		(21,909)	(21,374)	(21,296)
Business related taxes and surcharges		(304)	(452)	(405)
Total interest expense		(22,213)	(21,826)	(21,701)

Net interest income/(loss)		83,357	(1,199)	23,096
Credit impairment losses		(55,264)	(119,078)	(42,420)
Net interest income/(loss) after credit impairment losses		28,093	(120,277)	(19,324)

Non-interest and other income		21	387	-

Operating costs and expenses
Sales and marketing		(170)	(293)	(514)
General and administrative		(8,090)	(7,889)	(10,506)
Total operating costs and expenses		(8,260)	(8,182)	(11,020)

Profit/(loss) before income taxes	10	19,854	(128,072)	(30,344)
Income tax expense	11	-	-	-
Net profit/(loss)		19,854	(128,072)	(30,344)

Net profit/(loss) attributable to:
Equity holders of the Company	12	15,883	(102,458)	(24,275)
Non-controlling interest		3,971	(25,614)	(6,069)
Net profit/(loss)		19,854	(128,072)	(30,344)

Other comprehensive income/(loss) for the year
Net profit/(loss)		19,854	(128,072)	(30,344)
Total currency translation differences arising from consolidation		(177)	71	(325)
Total comprehensive income/(loss) for the year		19,677	(128,001)	(30,669)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company		15,742	(102,401)	(24,535)
Non-controlling interests		3,935	(25,600)	(6,134)
Total comprehensive income/(loss)		19,677	(128,001)	(30,669)

Basic and diluted earnings per share for the profit/(loss) attributable to the equity holders of the Company during the year (expressed in RMB per share)	12	0.02	(0.10)	(0.02)
Weighted average number of shares outstanding in the year	12	1,001,575,455	1,002,201,016	1,003,303,952

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As of December 31, 2021 and 2022

	Note	2021	2022
ASSETS
CURRENT ASSETS
Cash, cash equivalents and restricted cash	13	396	295
Loans receivable, net of credit impairment losses	14	555,133	556,112
Prepaid expenses	15	848	4,629
Total current assets		556,377	561,036

NON-CURRENT ASSETS
Property, plant and equipment	16	42,180	39,228
Intangible asset	17	5	5
Total non-current assets		42,185	39,233

Total assets		598,562	600,269

CURRENT LIABILITIES
Loans payable	18	161,569	161,439
Convertible notes payable	19	-	7,264
Salary and benefit payable	20	9,872	12,179
Income taxes payable	21	32,477	32,477
Interest payable	22	54,685	72,810
Other payable	23	21,656	25,942
Total current liabilities		280,259	312,111

SHAREHOLDERS’ EQUITY
Capital and reserve attributable to equity holders of the Company
Share capital	24	326	340
Additional paid-in capital	24	383,174	383,684
Statutory reserve	25	18,706	18,706
General risk reserve	26	9,180	9,180
Currency translation reserve		30	(231)
Accumulated losses		(156,774)	(181,049)
Non-controlling interests		63,661	57,528
Total shareholders’ equity		318,303	288,158

Total equity and liabilities		598,562	600,269

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

 DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2020, 2021 and 2022

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total Shareholders Equity
Balance at January 1, 2020	326	383,174	18.706	9,180	(169)	(70,288)	340,929	85,233	426,162
Share-based compensation	-	-	-	-	-	89	89	22	111
Other comprehensive income for the year - currency translation differences	-	-	-	-	142	-	142	35	177
Net profit for the year	-	-	-	-	-	15,833	15,883	3,971	19,854
Balance at December 31, 2020	326	383,174	18,706	9,180	(27)	(54,316)	357,043	89,261	446,304
Other comprehensive income for the year - currency translation differences	-	-	-	-	57	-	57	14	71
Net loss for the year	-	-	-	-	-	(102,458)	(102,458)	(25,614)	(128,072)
Balance at December 31, 2021	326	383,174	18,706	9,180	30	(156,774)	254,642	63,661	318,303
Share issuance	14	510	-	-	-	-	524	-	524
Other comprehensive loss for the year - currency translation differences	-	-	-	-	(261)	-	(261)	(64)	(325)
Net loss for the year	-	-	-	-	-	(24,275)	(24,275)	(6,069)	(30,344)
Balance at December 31, 2022	340	383,684	18,706	9,180	(231)	(181,049)	230,630	57,528	288,158

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2020, 2021 and 2022

	2020	2021	2022
Cash flow from operating activities
Profit/(loss) before income tax	19,854	(128,072)	(30,344)
Adjustments for:
Reversal of directors’ fee	-	(130)	-
Depreciation of property, plant and equipment	2,977	2,973	2,952
Amortization of intangible asset	1	1	-
Share-based compensation	111	-	-
Credit impairment losses	55,264	119,078	42,420
Operating profit/(loss) before changes in working capital	78,207	(6,150)	15,028
Loans receivable	(102,263)	(12,028)	(43,400)
Prepaid expenses	(2,250)	(39)	(3,781)
Salary and benefit payable	2,399	2,212	2,307
Interest payable	18,399	18,563	18,125
Other payable	4,882	7,670	4,286
Net cash generated by/(used in) operating activities	(626)	10,228	(7,435)
Cash flow from investing activities
Proceeds from disposal of property, plant and equipment	-	-	-
Purchase for property, plant and equipment	-	-	-
Net cash used in investing activities	-	-	-
Cash flow from financing activities
Proceeds received from related party loans	414	-	-
Repayments of related party loans	-	(10,000)	(130)
Proceeds received from issuance of convertible notes	-	-	6,758
Net cash (used in)/generated by financing activities	414	(10,000)	6,628

Net (decrease)/increase in cash, cash equivalents and restricted cash	(212)	228	(807)
Cash and cash equivalents at beginning of year	132	97	396
Exchange losses on cash, cash equivalents and restricted cash	177	71	706
Cash, cash equivalents and restricted cash at end of year	97	396	295

Net cash generated by/(used in) operating activities include
Interest received	100	-	-
Interest paid	(200)	-	-
Net cash (used in)/generated by financing activities
Loans receivable novated to a related party to offset its related party loans to the Company	1,305	-	-

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

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

The consolidated financial statements for the three years ended December 31, 2020, 2021 and 2022 were authorized for issue by resolution of the board of directors on May 15, 2023.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

The following is a brief description of each of the Company’s subsidiaries and variable interest entity:

•

True Silver - True Silver Limited (“True Silver”) is a limited company incorporated on June 28, 2016, a British Virgin Islands company. The total amount of paid-up share capital of True Silver is $50,000 with 50,000 ordinary shares. True Silver is a holding company and is wholly owned by the Company.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

As of December 31, 2022, the Company’s subsidiaries and variable interest entity were as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital		Company’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands		$50,000	100%	100%	-	Investment holding

Chutian Financial Holdings (Hong Kong) Limited	Hong Kong	HK$	10,000	100%	-	100%	Investment holding

Wuhan Chutian Investment Holding Limited.	PRC		$3,000,000	100%	-	100%	Investment holding

Variable interest entity
Hubei Chutian Microfinance Co., Ltd	PRC	RMB	450,000,000	80%	-	80%	Microfinance lender

An entity, Hubei Kai Wu Small and Micro Economic Research Institute Co. Ltd, was set up in May 2018 with a registered share capital of RMB5 million, where Chutian should subscribe RMB1.365 million of the registered share capital and held 27.3% of the equity interest of this company. However, all shareholders, including Chutian, did not subscribe to the share capital and this company remain dormant as of December 31, 2022.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

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

The following financial statements information for the Company’s VIE was included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Total current assets	555,478	556,757
Total non-current assets	42,185	39,233
Total assets	597,663	595,990

Total current liabilities	274,213	297,829
Total liabilities	274,213	297,829

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest income on loans	105,570	20,627	44,797
Net profit/(loss)	23,128	(125,370)	(23,947)

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

1. Organization and principal activities - continued

Risks in relation to the VIE structure - continued

The VIE contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated interest income on loans for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIE accounted for an aggregate of 100.0% and 99.3%, respectively, of the consolidated total assets, and 98.8% and 94.5%, respectively, of the consolidated total liabilities.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As shown in the accompanying financial statements as of December 31, 2022, the Company had incurred a net loss of RMB30.3 million (US$4.5 million). Besides, the COVID-19 was contained in China 2022, the Company had made specific allowance for the receivables with amount to RMB 42.4 million (US$6.3 million) as of December 31 2022 based on the specific risk of collectability of the receivables.

The Company funded these losses through:

(1) the continued financial support from its related party or its ability to obtain external financing; or

(2) further implementing management’s business plan to enter into new business and generate sufficient revenues to meet its obligations.

As of December 31, 2022, the Company’s having a minimum cash balance on the consolidated statement of financial statement. The Company has taken an intensive review of operations and expenditures, including selling, distribution, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from December 31, 2022. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

The Company has historically met its cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and loans from related parties. The cash requirements of the Company are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since securities exchanges have ceased offering any form of financing to the Company through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 28 - Legal proceedings for detailed disclosure).

The Company has taken an intensive review of operations and expenditures, including intensifying loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Hubei New Nature Investment Co., Ltd, a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, and from Dunxin Holdings Co., Ltd, a company that is 70% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, which have expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company plans to actively seek equity financing from private placements, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.6 Interest

Interest (IFRS 9 - 2020, 2021 and 2022)

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.8 Financial assets and financial liabilities (IFRS 9 - 2020, 2021 and 2022 only)

i Initial recognition and measurement

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.8 Financial assets and financial liabilities (IFRS 9 -2020, 2021 and 2022 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.8 Financial assets and financial liabilities (IFRS 9 -2020, 2021 and 2022 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.8  Financial assets and financial liabilities (IFRS 9 -2020, 2021 and 2022 only) - continued

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

It may not be possible to identify a single discrete event - instead, the combined effect of several events may have caused financial assets to become credit-impaired.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.8 Financial assets and financial liabilities (IFRS 9 -2020, 2021 and 2022 only) - continued

v. Identification and measurement of impairment - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.8  Financial assets and financial liabilities (IFRS 9 -2020, 2021 and 2022 only) - continued

v. Identification and measurement of impairment - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.8 Financial assets and financial liabilities (IFRS 9 -2020, 2021 and 2022 only) - continued

v. Identification and measurement of impairment - continued

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

2.15 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. For the years ended December 31, 2019 and 2020, a total of 269,252 and 1,069,615 ordinary shares were issued to certain directors and a key employee as a share-based compensation, respectively. The Company’s board of directors adopted the 2022 Equity Incentive Plan in July, effective as of July 8, 2022, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Equity Incentive Plan, or 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 384,000,000 ordinary shares. There is no share-based compensation for the years ended December 31, 2021 and 2022.

The Company recognizes share-based compensation in relation to awards issued under the 2010 and 2022 Equity Incentive Plan in the Consolidated Statements of Profit and Other Comprehensive Income based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Company in exchange for the equity award.

The estimation of share awards that ultimately vest requires judgment, and to the extent actual results differ from estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. The Company will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.

The fair value of share options granted to employees and directors under the 2010 and 2022 Equity Incentive Plan is determined using option pricing models, which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants are outstanding before they are ultimately exercised.

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

2.16 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2020, 2021 and 2022, are discussed in Note 10.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

2.19 Convertible notes payable

Convertible notes payable that can be converted into ordinary shares at the option of the holder, where the number of shares to be issued is fixed, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

At initial recognition the liability component of the convertible notes payable is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible notes as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the bonds are converted or redeemed.

If the notes are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the notes are redeemed, the capital reserve is released directly to retained profits.

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

2.21 Statutory reserve

In accordance with the relevant regulations and their articles of subsidiaries of the Company incorporated in PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the statutory reserve until the reserve has reached 50% of the relevant subsidiary's registered capital. The reserve can only be used for the specific purposes and are not transferable to the Company in the forms of loans, advances or cash dividends. For the years ended December 31, 2021 and 2022, no appropriations to the statutory reserve have been made by the Company.

2.22 General risk reserve

General risk reserve is referred to as the reserve fund that is created by keeping aside a part of profit earned by the business during the course of an accounting period for fulfilling various business needs like meeting contingencies, offsetting future losses, enhancing the working capital, etc. For the years ended December 31, 2021 and 2022, no appropriations to the general reserve have been made by the Company.

2.23 Earnings/(loss) per shares

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

3. Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not mandatory for the year ended December 31, 2022 and which have not been adopted in these financial statements. These include the following which may be relevant to the Company.

Effective for accounting periods beginning on or after
Amendments to IAS 1, Classification of Liabilities as Current or Non-Current	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023
IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements	January 1, 2023
Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2023
Amendments to IAS 12, Income Taxes	January 1, 2024
Amendments to IAS 16, Leases	January 1, 2024
Amendments to IAS 1, Presentation of Financial Statements

Management anticipates that all of the relevant pronouncements will be adopted by the Company for the first period following the effective date of the pronouncement. Information on new standards and amendments, that are expected to be relevant, is provided below.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

A number of significant judgments are also required in applying the accounting requirements for measuring expected credit loss, such as:

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company's PRC subsidiary is open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2021 and 2022 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

4. Critical accounting estimates and use of judgments - continued

iv. Fair value of convertible notes payable

The fair value of convertible promissory notes are determined using valuation techniques including reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

5. Credit risk - continued

Maximum exposure to credit risk - financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Company’s maximum exposure to credit risk on these assets.

	2022
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Loans receivable	-	-	753,043	753,043
Accrued interest	-	-	443,359	443,359
Gross loans receivable	-	-	1,196,402	1,196,402
Credit impairment losses	-	-	(640,290)	(640,290)
Carrying amount	-	-	556,112	556,112

	2021
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Loans receivable	-	-	754,393	754,393
Accrued interest	-	-	398,610	398,610
Gross loans receivable	-	-	1,153,003	1,153,003
Credit impairment losses	-	-	(597,870)	(597,870)
Carrying amount	-	-	555,133	555,133

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

6. Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Company-specific and market-wide events.

Liquidity risk management

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2022, the Company did not have funds obtained from banking financial institutions.

As all loans receivable of the Company are credit impaired, the Company is facing significant liquidity issue. Obligations to loans payable, State Taxation Administration, employees and service providers are all over due.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The following table sets out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Assets subject to market risk
Loans receivable	555,133	556,112

Liabilities subject to market risk
Loan payable	161,569	161,439
Convertible notes payable	-	7,264

There has been no change to the manner in which the Company manages and measures it’s market exposure in the current year.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

8. Capital risk

As of December 31, 2022, there was no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

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

According to the relevant laws and regulations applicable in the Hubei Province, the capital requirement for the microfinance industry is that the registered capital shall not be less than RMB50 million. As of December 31, 2022, the registered capital of the VIE was RMB450 million. There is no other capital requirement from the regulatory authority.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

	As of December 31, 2022
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	295	295
Loans receivable	556,112	556,112
	556,407	556,407

Financial liabilities
Loans payable	161,439	161,439
Convertible notes payable	7,264	7,264
	168,703	168,703

The fair values of loans payable are approximately the carrying amount of loans payable as all loans payable are overdue as of December 31, 2022.

	As of December 31, 2021
	Fair value	Carrying amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	396	396
Loans receivable	555,133	555,133
	555,529	555,529
Financial liabilities
Loans payable	161,569	161,569

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

10. Profit/(loss) before income taxes

Expenses by nature

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Depreciation of property, plant and equipment	2,977	2,973	2,952
Amortization of intangible asset	1	1	*-
Directors
- salaries and related costs	1,051	602	816
- social benefits contribution	5	11	24
- share based compensation	37	-	-
Key management personnel (other than directors)
- salaries and related costs	1,563	1,380	1,212
- social benefits contribution	5	11	-
- share based compensation	74	-	-
Other than directors and key management personnel
- salaries and related costs	707	578	689
- social benefits contribution	10	44	36

*Less than RMB1,000

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

11.  Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2020, 2021 and 2022. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2020, 2021 and 2022.

The reconciliation between tax expense and accounting profit at applicable PRC tax rates of 25% is as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income taxes	19,854	(128,072)	(30,344)
Computed expected income tax expense	4,963	(32,018)	(7,586)
Tax effect of non-deductible expenses	13,817	33,058	7,573
Tax effect of tax-exempt entities	804	604	(1,503)
Tax effect of non-taxable income	(19,584)	(1,644)	1,516
Income tax expense	-	-	-

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

12.  Earnings/(loss) per share

Basic and diluted earnings per share are calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 1,001,575,455, 1,002,201,016 and 1,003,303,952 for 2020, 2021 and 2022, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares and from December 28, 2017, the right to receive forty-eight (48) Shares.

Computation of basic and diluted earnings/(loss) per share:

	2020 RMB’000	2021 RMB’000	2022 RMB’000
Net profit/(loss) attributable to the equity holders of the Company - numerator for basic and diluted earnings/(loss) per share	15,883	(102,458)	(24,275)
Number of shares in thousands
Weighted average share outstanding - denominator for basic and diluted earnings/(loss) per share	1,001,575	1,002,201	1,003,304
Basic and diluted earnings/(loss) per share	0.02	(0.10)	(0.02)

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

13. Cash, cash equivalents and restricted cash

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Cash on hand	40	41
Cash at bank	310	87
Restricted cash at bank(1)	46	167
Cash, cash equivalents and restricted cash per consolidated statements of cash flow	396	295

_______________

(1) This related to cash deposits in the bank accounts that are frozen by court order as Chutian was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

14. Loans receivable, net of credit impairment losses

The total loans receivable are comprised of the following:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Loans receivable at amortized cost	754,393	753,043
Accrued interest	398,610	443,359
Gross loans receivable	1,153,003	1,196,402
Less: Credit impairment losses	(597,870)	(640,290)
Loans receivable, net of credit impairment losses	555,133	556,112

The following table provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Credit impairment losses as at January 1	478,792	597,870
Charge to statement of profit and other comprehensive income	119,078	42,420
Credit impairment losses as of December 31	597,870	640,290

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The loans receivable were secured, interest at range from 1.25% to 3.30% (2021: 1.25% to 3.30%) and repayable on demand.

15. Prepaid expenses

Prepaid expenses consist of the following:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Prepaid expenses	848	4,629

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

16. Property, plant and equipment

The Company’s property, plant and equipment consisted of the following:

	Property	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At December 31, 2020, 2021 and 2022	48,140	579	1,078	3,923	53,720

Accumulated depreciation
At December 31, 2020	5,042	550	665	2,310	8,567
Depreciation	2,285	-	135	553	2,973
At December 31, 2021	7,327	550	800	2,863	11,540
Depreciation	2,286	-	113	553	2,952
At December 31, 2022	9,613	550	913	3,416	14,492

Carrying amount
At December 31, 2021	40,813	29	278	1,060	42,180
At December 31, 2022	38,527	29	165	507	39,228

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

17. Intangible asset

Acquired computer software
RMB’000
Cost
At December 31, 2020, 2021 and 2022	9

Accumulated amortization
At December 31, 2020	3
Amortization	1
At December 31, 2021	4
Amortization	*-
At December 31, 2022	4
Carrying amount
At December 31, 2021	5
At December 31, 2022	5

 *Less than RMB1,000.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

18. Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders. The average annual interest rates were approximately 12.7% and 12.7% at December 31, 2021 and 2022, respectively.

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Loans payable to third parties	140,558	140,558
Loans payable to related parties(1)	1,011	881
Loans payable to shareholders(2)	20,000	20,000
Total	161,569	161,439

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

As of December 31, 2022, loans payable to third parties, related parties and shareholders were all overdue. Although certain loans payable were negotiated with schedule of repayments, the Company is unable to fulfill those obligations due to liquidity issue.

______________

(1) See Note 27 of Notes to the Consolidated Financial Statements, sub-sections 1.2 of Section 1. Loans payable to related parties for detailed disclosure.

(2) See Note 27 of Notes to the Consolidated Financial Statements, sub-sections 2.1 and 2.2 of Section 2. Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

19. Convertible notes payable

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Liability component on initial recognition	-	7,415
Interest accrued	-	360
Notes converted to ADS	-	(517)
Exchange difference	-	6
Total	-	7,264

On May 24, 2022, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note with 18 months  maturity (“the Note”) to an institutional accredited investor Streeterville Capital, LLC (“Investor”). The Note has the original principal amount of US$1,075,000 and Investor gave consideration of US$1.0 million, reflecting original issue discount of US$50,000 and Investor’s legal fee of US$25,000.

For the convertible promissory notes issued, interest accrues on the outstanding balance of these notes at 8% per annum. The Investor may redeem all or any part of the outstanding balance of the note, at any time after six months from the issue date, in cash or converting into shares of the Company’s common stock at a price equal to 75% multiplied by the lowest daily volume weighted average price (“VWAP”) during the ten trading days immediately preceding the applicable redemption conversion,. The Company anticipates using the proceeds for general working capital purposes.

As of May 25, 2022, the Company received principal in full from the Investor.

As of December 31, 2022, shares of the Company’s common stock totaling 40,257,168 were issued by the Company to the Investor equaling principal amounted to US$75,000, and the Notes balance was US$1,053,244.

20. Salary and benefit payable

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Salary and benefit payable to employees	7,808	9,599
Consulting expenses payable to a shareholder’s representatives(1)	2,064	2,580
Total	9,872	12,179

As of December 31, 2022, due to liquidity issue faced by the Company, the Company was unable to pay its employees on monthly basis.

(1) See Note 27 of Notes to the Consolidated Financial Statements, Section 3. Consulting expenses for representatives from a shareholder for detailed disclosure.

21. Income taxes payable

As of December 31, 2022, Chutian had not been paying its corporate income tax of RMB32.5 million to the China State Administration of Taxation since 2018 due to liquidity issue.

22. Interest payable

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Interest payable to third parties	41,138	54,765
Interest payable to related parties(1)	1,701	1,819
Interest payable to shareholders(2)	11,846	16,226
Total	54,685	72,810

(1) See Note 27 of Notes to the Consolidated Financial Statements, sub-sections 1.2 of Section 1. Loans payable to related parties for detailed disclosure.

(2) See Note 27 of Notes to the Consolidated Financial Statements, sub-section 2.1 and 2.2 of Section 2 Loans payable to shareholders for detailed disclosure.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

23. Other payable

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Other payable to related parties(1)	10,025	13,347
Accrued expenses	8,820	9,384
Other taxes payable(2)	2,811	3,211
Total	21,656	25,942

(1) See Note 27 of Notes to the Consolidated Financial Statements, Section 4. Reverse merger expenses and operating expenses payable to a related party, Section 6. Loans receivable novated and debts transferred to a related party, and Section 7. Debts transferred to a related party for detailed disclosure.

(2) Other taxes payable include value-added taxes, urban construction and maintenance taxes, educational surcharge tax, local education surcharge tax, disability insurance tax, property tax and urban land use tax, which are all outstanding to the State Administration of Taxation since 2018.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(b) Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total	Non- controlling interest	Total equity
	(thousands)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2020	1,001,131	326	383,174	383,500	95,875	479,375
Shares issued during the year	1,070	*-	-	-	*-	*-
At December 31, 2020	1,002,201	326	383,174	383,500	95,875	479,375
Shares issued during the year	-	-	-	-	-	-
At December 31, 2021	1,002,201	326	383,174	383,500	95,875	479,375
Shares issued during the year	40,257	14	510	524	-	524
At December 31, 2022	1,042,458	340	383,684	384,024	95,875	479,899

_____________

* Less than 1,000.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

25. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2021 and 2022, total statutory reserves were RMB18.7 million and RMB18.7 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

26. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2021 and 2022, total statutory reserves were RMB9.2 million and RMB9.2 million, respectively.

27. Related party transactions

1. Loans payable to related parties

1.1 In 2018, loans payable of RMB60.0 million ($9.4 million) were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the former Chairman and the Chief Executive Officer, Mr Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2020 and 2021, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million ($0.7 million) and RMB4.7 million ($0.7 million) in 2021 and 2022, respectively.

As of December 31, 2021 and 2022, loans payable were RMB50.0 million ($7.7 million) and RMB50.0 million ($7.3 million) and the related interest payable was RMB15.0 million ($2.4 million) and RMB19.7 million ($2.9 million), respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

27. Related party transactions - continued

1.2 In 2018, loans payable of RMB20.0 million ($3.0 million) were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million ($70,000) was repaid. In 2019, loans payable of RMB17.3 million ($2.5 million) were further borrowed, loans of RMB14.7 million ($2.1 million) were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million ($1.4 million) and interest payable of RMB3.1 million ($0.5 million) to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million ($0.3 million) and interest payable of RMB0.5 million ($0.1 million) to Hubei New Nature. In 2021 and 2022, the company made repayment amounting to RMB10 million ($1.6 million) and RMB130,000 ($19,000) respectively. The interest expenses were RMB1.4 million ($0.2 million), RMB0.7 million ($0.1 million) and RMB118,000 ($17,000) in 20120, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, loans payable were RMB1.0 million ($0.2 million) and RMB0.9 million ($0.1 million), and the related interest payable was RMB1.7 million ($0.3 million) and RMB1.8 million ($0.3 million), respectively.

2. Loans payable to shareholders

2.1 In June 2017, a loan payable of RMB10.0 million ($1.5 million) was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million ($0.1 million) and RMB1.3 million ($0.2 million) in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million ($1.5 million) is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2021 and 2022, the loan payable and interest payable were overdue.

As of December 31, 2021 and 2022, loans payable were RMB 10.0 million ($1.6 million) and RMB 10.0 million ($1.5 million), respectively. As of December 31, 2021 and 2022, interest payable was RMB6.6 million ($1.0 million) and RMB9.0 million ($1.3 million), respectively.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

27. Related party transactions - continued

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

As a result of the court ruling mentioned above, the interest expense on these loans was RMB 2.0 million ($0.3 million) in 2021 and 2022 respectively. As of December 31, 2021 and 2022, loan payable was RMB 10.0 million ($1.6 million) and RMB 10.0 million ($1.5 million), and interest payable was RMB 5.3 million ($0.8 million) and RMB7.3 million ($1.0 million).

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB 0.5 million ($70,000), RMB 0.5 million ($70,000 ) and RMB 0.5 million ($70,000) were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, consulting expenses payable to these representatives were RMB 2.0 million ($0.3 million) and RMB 2.5 million ($0.4 million), respectively.

4. Reverse merger expenses and guarantee expenses payable to a related party

During the reverse merger process of the Company, a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, paid reverse merger expenses on behalf of the Company, totaling RMB 11.3 million ($1.7 million) and RMB 10.9 million ($1.6 million) for the year ended December 31, 2017 and 2018, respectively. In 2019, certain operating expenses of RMB 0.7 million ($100,000) were paid by Hubei New Nature on behalf of the Company. Also, in 2019, certain loans receivable were novated to Hubei New Nature to offset against payable to Hubei New Nature of RMB 22.6 million ($3.3 million). In 2020, certain loan receivables were novated to Hubei New Nature of RMB 1.3 million ($0.2 million) (see Note 27 of Notes to Consolidated Financial Statements, Section 5). In 2020, certain operating expenses of RMB 2.8 million ($0.4 million) were paid by Hubei New Nature on behalf of the Company. In 2021, the Company’s debts amounting to RMB 0.7 million ($0.1 million) was assigned and assumed to Hubei New Nature. In 2022, the Company made the repayment amounting to RMB484,000.

In addition, guarantee expenses of RMB 2.8 million ($0.4 million) and RMB 2.8 million ($0.4 million) were incurred for Hubei New Nature for the years ended December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, payables to Hubei New Nature were RMB 8.1 million ($1.3 million) and RMB 10.5 million ($1.5 million), respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

27. Related party transactions - continued

5. Loans receivable from related parties

5.1 In 2016, loans receivable of RMB 8.0 million ($1.2 million) were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, this loan was overdue.

5.2 In 2016, loans receivable of RMB3.0 million ($0.4 million) were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. As of December 31, 2021 and 2022 this loan was overdue.

6. Loans receivable novated and debts transferred to a related party

In 2020, certain loans receivable were novated to a related party, Hubei New Nature to offset loans payable of RMB1.7 million ($0.2 million) and interest payable of RMB0.5 million ($70,000). In 2021, certain debts amounting to RMB0.7 million ($0.1 million) were transferred to Hubei New Nature.

 7. Debts transferred to a related party

In 2021, certain debts amounting to RMB1.4 million ($0.2 million) were assumed by the former Chairman and the Chief Executive Officer, Mr. Wei.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

28. Legal proceedings

Proceedings incidental to our lending business

28.1 On July 24, 2017, Chutian filed an execution case with the Wuhan Wuchang District People’s Court for property preservation on Hubei Sheng Guang Gong Pharmaceutical Co., Ltd and related borrowers. On August 20, 2019, Chutian further filed the real estate valuation report to the court for further processing. In August 2020, the secured real estate were auctioned for RMB2.56 million($0.4 million). However, as of the date of this annual report, the proceeds are still held by Wuhan Wuchang People’s Court pending resolution of various ongoing legal proceedings.

Property Preservation Proceedings

28.2 On July 16, 2019, Shenzhen Lihe Wantong Commerical Factoring Co., Ltd (深圳立合旺通商业保理有限公司)(“Shenzhen Lihe Wangtong”) applied to the Wuhan Wuchang People’s Court for pre-litigation protective measures to be taken against the respondents Chutian and Mr. Wei with regards to a contract dispute. On July 31, 2019, the court issued a preservation order freezing a total of RMB12.3 million ($1.8 million) of deposits in the bank accounts of Chutian and Mr. Wei for a period of one (1) year; and seizing four properties of Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife. The total limit of the property preservation in this matter is RMB29.9 million ($4.3 million). As of the date of this annual report, our cash deposits and properties have not been released from the preservation order.  Chutian and Mr. Wei are negotiating with Shenzhen Lihe Wangtong to reach a mediation agreement.

28.3 On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd (湖北长江小额贷款有限公司) (“Hubei Changjiang”) applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million ($1.8 million) and RMB12.0 million ($1.7 million). Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the former Chairman and the Chief Executive Officer, Mr. Wei and 30% owned by Ms. Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately. In July 2020, Hubei Changjiang applied for court enforcement and execution, which was accepted. As of the date of this annual report, all parties are still in negotiation of a mediation agreement.

28.4 On October 14, 2019, Mr. Deng Xinxue, Mr. Zhang Xuan and Mr. Yang Bobiao each applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Hubei Shanyin Wealth Management Co., Ltd (湖北善银财富管理有限公司), a company that is 69.5% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, and Chutian in connection with loan contract disputes. The court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Hubei Shanyin Wealth Management Co., Ltd and Chutian in the amount of RMB2.9 million ($0.4 million), RMB9.0 million ($1.3 million) and RMB9.0 million ($1.3 million), respectively. The court’s ruling was effective immediately. As of the date of this annual report, our cash deposits and properties have not been released from the preservation order and all parties are still in negotiation of a mediation agreement.

28.5 On October 15, 2019, the Wuhan Wuchang People’s Court received a Letter of Property Preservation from the Wuhan Arbitration Commission in connection with a loan contract dispute among the applicant Hubei Huaya Investment Co., Ltd (湖北华亚投资有限公司) and respondents Mr. Wei, Ms. Peng Yan, and Chutian. On October 23, 2019, after review of the letter by the court, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, and Chutian in the amount of RMB12.3 million ($1.8 million). In August 2020, the parties entered into a mediation agreement whereby Mr. Wei and Ms. Yan agreed to pay the loan principal with penalty interests and costs in connection with the legal proceeding while Chutian, as the third respondent, will be responsible for 50% of the liabilities of Mr. Wei and Ms. Yan under the mediation agreement, should they fail to make the payments. As of the date of this annual report, Mr. Wei and Ms. Yan are still making payments pursuant to the mediation agreement.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

28. Legal proceedings - continued

Property Services Contract Proceeding

28.6 On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 ($27,000) for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 ($27,000) and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment became effective immediately. On November 10, 2020, court issued a preservation order that froze the assets of Chutian in the maximum amount of RMB 220,000 ($32,000) or to seize or attach property in the corresponding value. On December 18, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements within five years.

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

Li Ling Loan Dispute Proceeding

28.7 On August 27, 2019, Ms. Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Wei in connection with a loan contract dispute. The court issued a preservation order that froze the bank deposits of Chutian and Mr. Wei in the amount of RMB12.0 million ($1.7 million), or to seize or attach property in the corresponding value.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020, 2021 AND 2022

28. Legal proceedings - continued

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

Cases Entered into the Enforcement Process

Chutian had a total of nine cases entered into the enforcement process for the year ended December 31, 2022, all of which were accepted and enforced by the Wuhan Wuchang District People’s Court, with an aggregate amount of RMB17,262,222 (US$2,554,449). All of the nine cases entered into the enforcement process have been terminated by the Wuhan Wuchang District People’s Court because there were no other assets of Chutian available for enforcement. However, pursuant to the Civil Procedure Law of the People's Republic of China, once the court or the applicant petitioning for enforcement locates clues that Chutian owns new property or assets available for enforcement, the court may resume the enforcement procedure.

29. Subsequent events

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

