Form 20-F/A
period 2022-12-31
Dunxin Financial Holdings Ltd
filed 2023-05-23
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐ STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission File Number: 001-38799

DUNXIN FINANCIAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of principal executive offices)

Mr. Yuan Gao

Chief Executive Officer

Tel: +86-27-87303888

E-mail: contact@dunxin.us

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing 48 ordinary shares	DXF	NYSE American LLC
Ordinary shares, par value $0.00005 per share		NYSE American LLC *

* Not for trading but only in connection with the listing on NYSE American LLC depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

1,042,458,184 ordinary shares were issued and outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated file ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other
☐	☒	☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2of the Exchange Act).

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Dunxin Financial Holdings Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities Exchange Commission on May 15, 2023 (the “Original Filing”). The Company is filing this Amendment solely to include a revised audit opinion letter of Audit Alliance LLP.

This Form 20-F/A consists solely of the cover page, this explanatory note, the audit opinion letter of Audit Alliance LLP, and certifications by our chief executive officer and chief financial officer. This Amendment does not affect any other parts of, or any other exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

2

Item 18.	Report of Independent Registered Public Accounting Firm (PCAOB 3487)	F-1
Item 19.	Exhibits	4

3

ITEM 18. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 3487)

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

F-1

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

Credit Impairment Losses Assessment

As described in Note 14 to the consolidated financial statements, the Company´s consolidated credit impairment losses on loans receivable balances were RMB597.9 million as of December 31, 2021 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for credit impairment losses at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Management calculates the recoverable amount of each loans given under a range of scenarios, including the realization of any collateral held where appropriate. In determining value in use, the recoverable cash flows are based on the strategic plans approved by the Board of Directors. Management’s recoverable cash flows included significant judgements when considering key assumptions which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management’s cash flow projections. As described in Note 14, increased in credit impairment losses on the loans receivable by RMB 119.1 million as a result of the worsening of macroeconomic conditions in that country and changes in the regulatory environment which affect to the estimation of the margin.

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

/s/ Audit Alliance LLP

Audit Alliance LLP

Public Accountants and

Chartered Accountants

Singapore

May 2, 2022

PCAOB ID Number 3487

F-3

ITEM 19. EXHIBITS

Exhibit No.	Description
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

4

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

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
13.1**	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Audit Alliance LLP (incorporated by reference to Exhibit 15.1 of the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2023)
15.2	Consent of Enrome LLP (incorporated by reference to Exhibit 15.2 of the Company’s Annual Report on Form 20-F filed with SEC on May 15, 2023)
16.1	Letter from Audit Alliance LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 6-K, filed with SEC on January 11, 2023)
101.INS	Inline XBRL Instance Document (incorporated by reference to Exhibit 15.2 of the Company’s Annual Report on Form 20-F filed with SEC on May 15, 2023)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dunxin Financial Holdings Limited

Date: May 23, 2023	By:	/s/ Yuan Gao
	Name:	Yuan Gao
	Title:	Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Xiang (Johnny) Zhou
	Name:	Xiang (Johnny) Zhou
	Title:	Chief Financial Officer
(Principal Accounting and Financial Officer)

6