Form 20-F
period 2023-12-31
Dunxin Financial Holdings Ltd
filed 2024-05-16
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

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

Mr. Ai (Kosten) Mei

Chief Executive Officer

Tel: +86-27-87303888

E-mail: contact@dunxin.us

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary shares, par value $0.00005 per share	DXF	NYSE American LLC *
American depositary shares, each representing 480 ordinary shares		NYSE American LLC

* Not for trading but only in connection with the listing on NYSE American LLC depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 10,232,461,723 Class A ordinary shares, par value $0.00005 per share; 512,232,237 Class B ordinary shares, par value US$0.00005 each.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each ADS representing the right to receive four hundred and eighty (480) Class A ordinary shares, par value $0.00005 per share;

●	“CBRC” refers to the China Banking Regulatory Commission;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan, for the purpose of this annual report only;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and a variable interest entity of the Company;

●	“Chutian Holding” refers to Wuhan Chutian Investment Holding Limited, a PRC company and our wholly foreign owned enterprise with business license No. 91420100MA4KPA0H54;

●	“Dunxin” refers to Dunxin Financial Holdings Limited, a Cayman Islands exempted company;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

●	“HK$” and “HKD” refer to the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Four Divisions” refers to Hong Kong Four Divisions International Limited, a Hong Kong company;

●	“Hong Kong Three Entities” refers to Hong Kong Three Entities Digital Technology Limited, a Hong Kong company;

●	“Hong Kong Yiyou” refers to Hong Kong YiYou Digital Technology Development Co., Ltd., a Hong Kong company;

●	“IFRS” refers to International Financial Reporting Standards are issued by the International Accounting Standards Board (“IASB”);

●

“Microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services;

●	“MOFCOM” refers to the Ministry of Commerce of People’s Republic of China;

●	“PBOC” refers to the People’s Bank of China;

●	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

●	“RMB” and “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to the State Administration of Foreign Exchange;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shares” or “ordinary shares” refer to our Class A ordinary shares, par value $0.00005 per share;

●	“Shenzhen Four Divisions” refers to Shenzhen Four Divisions Global Industry Management Co., Ltd, a PRC company;

●	“True Silver” refers to True Silver Limited, a British Virgin Islands company;

●	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States;

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Dunxin; and

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

This annual report includes our audited consolidated statements of profit and other comprehensive income data for the years ended December 31, 2021, 2022 and 2023, and consolidated statements of financial position data as of December 31, 2022 and 2023.

Dunxin’s predecessor, China Xiniya Fashion Limited, completed the initial public offering of 8,000,000 ADSs, each representing the right to receive four (4) ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XNY” and on December 28, 2017, we transitioned to the NYSE American LLC (“NYSE American”) and began trading under our new symbol “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) Shares, from December 18, 2014, the right to receive sixteen (16) Shares, from December 28, 2017, the right to receive forty-eight (48) Shares and from July 25, 2023, the right to receive four hundred and eighty (480) Shares..

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to $1.00, the exchange rate in effect as of December 31, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. Unless otherwise noted, all other financial and other data related to the company in this annual report is presented in U.S. dollars. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.

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

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 6, which you should read in its entirety.

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

●

All of our officers and our Chairman reside within China and substantially all of the assets of those persons are located outside of the United States. It may be difficult for investors to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S.

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

●	Our current operations in China are territorially limited to the Hubei Province and Shenzhen, and we lack product and business diversification;

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

Dunxin was incorporated in the Cayman Islands and we conduct most of our operations in China through Chutian, the VIE in China. In addition, all of our officers and our chairman reside outside the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to conduct due diligence on the business or attend shareholders meetings if such meetings are held in China, and it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

We operate our business in the PRC. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 5.2% in 2023. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs in a number of ways, including:

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

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. Although the Confidentiality Provisions have been implemented, however the interpretation and implementation remain substantially uncertain.

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

We have been, and continue to be, involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. We may choose to litigate against individuals and companies for unpaid loans that are incidental to our lending business. In addition, our lenders and service providers may choose to litigate against us for loans, unpaid fees and other payment obligations that we accrue during the course of our lending business. Since 2019, we have been subject to multiple actions, claims and orders as a result of overdue payments and loan payables to our lenders and service providers. As of December 31, 2023, the aggregate maximum amount of claims we were potentially subject to was RMB111.6 million ($15.7 million). During the course of ongoing legal proceedings, deposits in our bank accounts and properties have been frozen or seized during pre-litigation by court order. Such orders had a material adverse effect on our business, financial conditions and therefore may further affect our liquidity, which may lead to additional legal proceedings against us. Our failure to pay judgments could result in additional seizure of property, freezing of bank deposits and issuances of restrictive court orders which would have a material adverse effect on our business and our operations. In addition, judgments ordering the payment of our obligations or accrual of interest for unpaid payments during current or future litigations would further adversely affect our financial conditions and operating results.

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

The extent to which the COVID-19 pandemic impacts our results of operations in 2024 will depend on the future developments of the outbreak. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19, and the efficacy of COVID-19 vaccines, which may also take an extended period of time to be widely and adequately distributed. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, including those in Shanghai in March 2022. A potential COVID-19 resurgence may negatively affect our business and operating results. In addition, the continued uncertainties associated with COVID-19 may cause our PRC subsidiaries’ and the VIE’s revenue and cash flows to underperform in the next 12 months. The extent of any future impact of COVID-19 on our PRC subsidiaries’ and the VIE’s business operations is still highly uncertain and cannot be predicted as of the date of this annual report. We are closely monitoring the pandemic and its impact on us.

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

As of December 31, 2023, the VIE, Chutian, had failed to pay its income tax in the aggregate amount of RMB32.5 million payable to the China State Administration of Taxation due to liquidity issues. As of the date of this annual report, Chutian still owes taxes in the amount of RMB32.5 million. We are actively communicating with the local tax authorities, and making efforts to pay the balance as soon as possible.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have previously identified material weaknesses in our internal control over financial reporting that, if not remediated, could result in additional material misstatements in our financial statements.

Historically, our management identified and evaluated the control deficiencies that gave rise to the accounting errors, and concluded that those deficiencies, collectively, represented material weaknesses in our internal control over financial reporting as of December 31, 2018. These deficiencies were remediated and we did not identify material weaknesses as of December 31, 2022 and 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that those material weaknesses identified in 2018 will not be recurring in future.

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

In their audit report issued in connection with our financial statements as of and for the years ended December 31, 2022 and December 31, 2023, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. The Company incurred a net loss of RMB395.8 million (US$55.8 million) and RMB30.3 million (US$4.5 million) during the year ended December 31, 2023 and 2022, respectively. There is also uncertainty related to the outcome of the lawsuits filed against the Company. We have prepared our financial statements on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Our financial statements do not include any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to liquidate our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements. If we are unable to continue as a going concern, our stockholders may lose all or a substantial portion or all of their investment.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in early 2013 and have a limited operating history. Our revenue was RMB20.6 million($3.2 million), RMB44.8 million (US$6.6 million) and RMB11.2million (US$1.6 million) in 2021, 2022 and 2023, respectively. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

As of December 31, 2023, we had cash balances totaled RMB2.5 million (US$0.4 million), compared to RMB295,000 (US$43,000) as of December 31, 2022.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and related parties, as well as equity financing. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms and our loan receivables were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 28 of the Consolidated Financial Statements - Legal proceedings for detailed disclosure). As a result, we require additional cash resources due to changed business conditions or other future developments. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the CBRC, Hubei Branch of the PBOC and the Public Security of Hubei Province on May 13, 2009, we should make sufficient credit loss allowances. As of December 31, 2021, 2022, and 2023, credit loss allowance of RMB597.9 million ($93.8 million), RMB640.3 million ($92.8 million) and RMB212.4 million ($29.9 million) were provided, respectively, which represented 51.9%, 53.5% and 52.3%of our outstanding loans, respectively. As of December 31, 2021, 2022 and 2023, delinquent loans that were subject to 100% loan loss allowance, were RMB158.7 million ($24.9 million), RMB176.6 million ($25.6 million) and RMB504.7 million ($70.1 million), respectively. In 2023, we written off those loan balances with 100% loss allowance provided.

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

As of December 31, 2023, there was no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, (Yin Jian Fa No. [2008] 23), any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government.

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

Our current operations in China are territorially limited to the Hubei Province, Shenzhen and Hong Kong.

In accordance with the PRC state and provincial laws and regulations relating to microfinance companies, we are not allowed to make loans to businesses and individuals located outside of Hubei Province. We also developed our new business in Shenzhen and Hong Kong in 2023. Our business and future growth opportunities depend on the growth and stability of the economy in China. A downturn in the local economy or the implementation of local policies unfavorable to businesses will cause a decrease in the demand for our products/services and will negatively affect borrowers’ ability to repay their loans on a timely basis, both of which will have a negative impact on our profitability and business.

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

Our revenues and financial condition are heavily dependent on net interest income, which is the difference between interest earned from loans we provide and interest paid to the borrowings we obtained from various individuals and companies through securities exchanges. The narrowing interest rate spread could adversely affect our earnings and financial conditions. If we are not able to control our funding costs or adjust our lending interest rate in a timely manner, our interest margin will decline.

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

In addition, approximately 100% of our revenue was generated from business operations in Wuhan City in 2023. Therefore, our ability to diversify our economic risks is limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the value of the real property used as collateral in our direct loan business. Such adverse changes in the local economy may have a negative impact on the ability of borrowers to repay their loans and our results of operations and financial condition may be adversely affected.

Although we developed new business line in 2023, we still lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Historically, our primary business activities were offering direct loans to our customers prior to the suspension of our microfinance lending business. In 2023, we developed new business, including digital security technology services and real estate operation management, etc. If we are unable to maintain and grow the operating revenues from our business, our future revenues and earnings are not likely to grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Competition in the microfinance industry is intense and could cause us to lose market share and revenues in the future.

We believe that the microfinance industry is an emerging market in China. According to the PBOC published statistics, as of December 31, 2021, 2022 and 2023, a total of 246, 238 and 221 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB27.8 billion ($4.4 billion), RMB27.0 billion ($3.9 billion) and RMB24.1 billion ($3.4 billion) among these microfinance lending companies, respectively. The average registered and paid-up capital of these microfinance lending companies was RMB113.2 million ($17.8 million), RMB113.6 million ($16.5 million) and RMB114.4 million ($16.1 million), respectively, whereas our registered and paid-up capital was RMB450 million ($65.6 million). The average outstanding loan portfolio for these microfinance lending companies was RMB109.4 million ($17.2 million), RMB109.0 million ($15.8 million) and RMB105.5 million ($14.9 million), whereas our outstanding loan portfolio was RMB193.7 million ($27.2 million) as of December 31, 2023.

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

As of the date of this annual report, we have an aggregate of 11,266,180,123 issued and outstanding Class A ordinary shares and 512,232,237 issued and outstanding Class B ordinary shares. Mr. Wei, our former Chairman and Chief Executive Officer, beneficially owns an aggregate of 512,232,237 of our total issued and outstanding Class B ordinary shares directly through Perfect Lead, and indirectly through Honest Plus and Hesperus Limited Investments Limited, which accounts for an aggregate of over 69% of our total voting power. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, (iii) an indirect controlling shareholder of Honest Plus and (iv) has the sole power to vote or to direct the vote of Hesperus Investments. As such, Mr. Wei, directly through Perfect Lead, and indirectly through Honest Plus and Hesperus Investments, has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of the Company.

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

We maintain our cash primarily with China Merchants Bank, which is one of the top six commercial banks in China according to the ranking by China Banking Association. Under Regulations on Deposit Insurance (Order No. 660 of the State Council of the People’s Republic of China) that were effective on May 1, 2015:

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

We historically primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. Transition of our operations to and development of digital security technology services and real estate operation management  related business involves numerous risks and challenges, including potential new competition, increased capital requirements and increased marketing spent to achieve customer awareness of these new products and services.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 29, 2024, we had 11,266,180,123 Class A ordinary shares and 512,232,237 Class B ordinary shares outstanding, including 2,238,197,680 Class A ordinary shares represented by 4,662,912 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We historically were primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. We operate our microfinance lending business through the VIE, Chutian. Substantially all of our operations are conducted in the PRC through Chutian, which holds all the certificates, business license and other requisite licenses for the microfinance lending businesses.

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in the second half year of 2019 and we entered into business of digital security technology and real estate operation management and investment in 2023.

On May 13, 2024, we entered into certain share purchase agreement (the “Disposition SPA”) with True Silver, Chutian HK, and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Chutian HK in exchange for nominal cash consideration of US$1 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian HK and subsidiaries owned or controlled by Chutian HK. The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a valuation report from an independent firm, and all consents required to be obtained from or made with any governmental authorities.

We currently operate in the real estate operation management and investment business in the PRC, focusing on key industries such as medical and health services, commercial real estate, and emerging consumer sectors. Our professional team manages, operates, and conducts mergers and acquisitions of entrusted or self-owned assets to enhance the profitability of our asset portfolio and achieve stable growth in cash flow.

Separately, we \established the headquarters for and operate our digital security technology business in Hong Kong and operate a global digital security technology business. Our technical team will focus on cutting-edge areas such as digital asset security, intellectual property security, AI computing power, etc., to develop application-level security products with proprietary intellectual property rights. Through this initiative, we aim to expand comprehensive strategic partnerships with financial institutions and smart technology enterprises, building a competitive advantage in the fintech and digital security sectors.

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

●

Hong Kong Four Divisions. Hong Kong Four Divisions International Limited, wholly owned by True Silver., is a limited liability company incorporated on September 27, 2023, under the Companies Ordinance of Hong Kong, with 10,000 ordinary shares.

●

Hong Kong Three Entities. Hong Kong Three Digital Technology Limited, wholly owned by True Silver, is a limited liability company incorporated on September 27, 2023, under the Companies Ordinance of Hong Kong, with 10,000 ordinary shares.

●

Hong Kong Yiyou. Hong Kong YiYou Digital Technology Development Co.,Ltd., wholly owned by True Silver, is a limited liability company incorporated on August 2, 2023, under the Companies Ordinance of Hong Kong, with 100,000 ordinary shares.

●

Shenzhen Four Divisions.  Shenzhen Four Divisions Global Industrial Operation Co., Ltd. is a limit liability company incorporated under laws of PRC on November 1, 2023. Shenzhen Four Divisions currently holds a business license 91440300MAD18XDH75.

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

As of the date of this annual report, we, our PRC subsidiaries and the VIE have received from PRC and BVI authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and BVI, and no permission or approval has been denied. The following table provides details of permissions held by our PRC subsidiary and the VIE.

Company	License and Permission	Issuing Authority	Validity
Chutian	Business license	Administrative Examination and Approval Bureau of Wuchang District, Wuhan Province	Long-term
	Permission of establishment and engaging in microfinance services	Administrative Examination and Approval Bureau of Wuchang District, Wuhan Province	Long-term
Chutian Holding	Business license	Administration of Bureau Industry and Commerce, Wuhan Province	Long-term
Chutian HK	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
True Silver	Certificate of Incorporation	BVI Financial Services Commission	Long-term
Hong Kong Four Divisions	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
Hong Kong Three Entities	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
Hong Kong Yiyou	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
Shenzhen Four Divisions	Business license	Market Supervision Administration of Shenzhen	Long-term

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

In recent years, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Trial Administrative Measures for Overseas Securities Offering and Listing by Domestic Companies (“Announcement No. 43”), which will become effective on March 31, 2023. Under Announcement No. 43, we may be required to file with CSRC for this offering.

We do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including securities offerings that are conducted in the United States. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to securities offerings that are conducted in the United States from the CSRC or other PRC governmental authorities. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Trial Measures, which will become effective on March 31, 2023. Under the Trial Measures, we may be required to file with CSRC for future securities offering. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required for securities offerings that are conducted in the United States, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from securities offerings that are conducted in the United States into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt securities offerings that are conducted in the United States before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for securities offerings that are conducted in the United States, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See “Risk Factors - Risks Related to Doing Business in China-The PRC government has increasingly strengthened oversight in offerings conducted overseas or on foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.” on page 16 of this annual report.

Our ADSs were listed on the New York Stock Exchange on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. Our current ratio of our ADS to Class A ordinary shares is 1:480. Our ADSs were traded under the symbol “XNY” from November 23, 2010 to March 4, 2018, and on March 5, 2018, our ADSs began trading under the symbol “DXF.”

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

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended December 31, 2021, 2022 and 2023, and selected balance sheet information as of December 31, 2022 and 2023 showing financial information for Dunxin, non-VIE subsidiaries and the VIE, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram.

●	“parent” refers to Dunxin Financial Holdings Limited, a Cayman Islands exempted company;

●

“non-VIE subsidiaries” refer to, collectively, (i) True Silver Limited, our wholly owned Cayman Island subsidiary, (ii) Chutian Financial Holdings (Hong Kong) Limited., our wholly owned Hong Kong subsidiary, (iii) Hong Kong Four Divisions International Limited., our wholly owned Hong Kong subsidiary, (iv) Hong Kong Three Entities Digital Technology Limited, our wholly owned Hong Kong subsidiary, (v) Hong Kong YiYou Digital Technology Development Co., Ltd., our wholly owned Hong Kong subsidiary,(vi) Wuhan Chutian Investment Holding Limied., a wholly owned PRC subsidiary, and (vii) Shenzhen Four Divisions Global Industrial Operation Co., Ltd., a wholly owned PRC subsidiary;

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Dunxin Financial Holdings Limited;

Consolidated Statements of Operations Information

		Year Ended December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	11,218	-	11,218
Interest expenses on loans	(632)	(363)	(17,725)	-	(18,720)
Business related taxes and surcharges	-	-	(405)	-	(405)
Total interest expense	(632)	(363)	(18,130)	-	(19,125)
Net interest income/(loss)	(632)	(363)	(6,912)	-	(7,907)
Credit impairment losses	-	-	(373,647)	-	(373,647)
Net interest loss after impairment loss	(632)	(363)	(380,559)	-	(381,554)
General and administrative	(9,689)	(79)	(4,481)	-	(14,249)
Total operating costs and expenses	(9,689)	(79)	(4,481)	-	(14,249)
Net loss	(10,321)	(442)	(385,040)	-	(395,803)

		Year Ended December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	44,797	-	44,797
Interest expenses on loans	(360)	(361)	(20,575)	-	(21,296)
Business related taxes and surcharges	-	-	(405)	-	(405)
Total interest expense	(360)	(361)	(20,980)	-	(21,701)
Net interest income/(loss)	(360)	(361)	23,817	-	23,096
Credit impairment losses	-	-	(42,420)	-	(42,420)
Net interest loss after impairment loss	(360)	(361)	(18,603)	-	(19,324)
Sales and marketing	-	-	(514)	-	(514)
General and administrative	(5,654)	(22)	(4,830)	-	(10,506)
Total operating costs and expenses	(5,654)	(22)	(5,344)	-	(11,020)
Net loss	(6,014)	(383)	(23,947)	-	(30,344)

		Year Ended December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	20,627	-	20,627
Interest expenses on loans	-	(239)	(21,135)	-	(21,374)
Business related taxes and surcharges	-	-	(452)	-	(452)
Total interest expense	-	(239)	(21,587)		(21,826)
Net interest loss	-	(239)	(960)	-	(1,199)
Credit impairment losses	-	-	(119,078)		(119,078)
Net interest loss after impairment loss	-	(239)	(120,038)		(120,277)
Non-interest and other income	387	-	-	-	387
Sales and marketing	-	-	(293)	-	(293)
General and administrative	(2,802)	(48)	(5,039)		(7,889)
Total operating costs and expenses	(2,802)	(48)	(5,332)		(8,182)
Net loss	(2,415)	(287)	(125,370)		(128,072)

Consolidated Balance Sheet Information

		As of December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,555	-	(1,555)	-
Amount due from Non-VIE	44,871	350	16,297	(61,518)	-
Loans receivable, net of credit
impairment losses	-	-	193,682	-	193,682
Current assets	51,862	2,734	209,266	(61,518)	202,344
Amount due to VIE	(15,483)	(813)	-	16,296	-
Amount due to Non-VIE	(350)	(44,872)	(1,555)	46,777	-
Investment in non-VIE subsidiaries	364	-	-	(364)	-
Equity in the VIE through the				-
VIE Agreements	1,091,544	-	-	(1,091,544)	-
Assets	1,143,760	47,586	245,596	(1,153,426)	283,516

		As of December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,558	-	(1,558)	-
Amount due from Non-VIE	-	353	15,097	(15,450)	-
Loans receivable, net of credit
impairment losses	-	-	556,112	-	556,112
Current assets	3,494	2,696	571,855	(17,009)	561,036
Amount due to VIE	(14,284)	(813)	-	15,097	-
Amount due to Non-VIE	(353)	-	(1,558)	1,911	-
Investment in non-VIE subsidiaries	354	-	-	(354)	-
Equity in the VIE through the				-
VIE Agreements	1,060,381	-	-	(1,060,381)	-
Assets	1,064,219	2,705	611,088	(1,077,743)	600,269

Consolidated Cash Flows Information

	Year Ended December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(11,017)	-	-	-	(11,017)
Total cash generated by financing activities	14,785	-	-	-	14,785
Effect of exchange rate changes	(1,530)	-	-	-	(1,530)
Net increase in cash, cash equivalents and restricted cash	2,238	-	-	-	2,238

	Year Ended December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(7,385)	(50)	-	-	(7,435)
Total cash generated by/(used in) financing activities	6,758	(130)	-	-	6,628
Effect of exchange rate changes	706	-	-	-	706

Net increase/(decrease) in cash, cash equivalents and restricted cash	79	(180)	-	-	(101)

	Year Ended December 31, 2021
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash generated by operating activities	(2)	10,230	-	-	10,228
Total cash used in financing activities	-	(10,000)	-	-	(10,000)
Effect of exchange rate changes	71	-	-	-	71

Net increase in cash, cash equivalents and restricted cash	69	230	-	-	299

Transfer of Cash Through our Organization

Before 2020, the sources of funds of the VIE primarily consisted of loans from security exchanges and shareholders, and cash generated from operations.

For the years ended December 31, 2022 and 2023, due to the severe financial restraint, we suspended offering loans to our customers and the VIE primarily relied on the financial supporting from related company or non-VIE subsidiaries by means of paying relevant expenses on behalf of the VIE to maintain normal business operation. Dunxin did not make any cash contributions to VIE and non-VIE subsidiaries and there was no transfer of cash among Dunxin, VIE and non-VIE subsidiaries.

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

B. Business Overview

Overview

Dunxin is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and through contractual arrangements with its VIE, Chutian, in China. We historically were primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. We operated our microfinance lending business through the VIE, Chutian. Substantially all of our operations are conducted in the PRC through Chutian, which holds all the certificates, business license and other requisite licenses for the microfinance lending businesses.

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in the second half year of 2019 and we entered into business of digital security technology and real estate operation management and investment in 2023.

On May 13, 2024, we entered into certain share purchase agreement (the “Disposition SPA”) with True Silver, Chutian HK, and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Chutian HK in exchange for nominal cash consideration of US$1 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian HK and subsidiaries owned or controlled by Chutian HK. The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a valuation report from an independent firm, and all consents required to be obtained from or made with any governmental authorities.

We currently operate in the real estate operation management and investment business in the PRC, focusing on key industries such as medical and health services, commercial real estate, and emerging consumer sectors. Our professional team manages, operates, and conducts mergers and acquisitions of entrusted or self-owned assets to enhance the profitability of our asset portfolio and achieve stable growth in cash flow.

Separately, we established the headquarters for and operate our digital security technology business in Hong Kong and operate a global digital security technology business. Our technical team will focus on cutting-edge areas such as digital asset security, intellectual property security, AI computing power, etc., to develop application-level security products with proprietary intellectual property rights. Through this initiative, we aim to expand comprehensive strategic partnerships with financial institutions and smart technology enterprises, building a competitive advantage in the fintech and digital security sectors.

Our Business

Microfinance Lending Business

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

Most of our borrowers are individuals and companies. Our typical size loans are around RMB 4.0 million (US$0.6 million) for individuals, and are around RMB7.0 million (US$1.1 million) for companies. Upon loan origination, our loans are either guaranteed or secured and have payment terms that are typically become due within twelve (12) months, subject to annual renewal of terms. However, in 2019, we began to experience defaults on our loans. As of December 31, 2023, we had loans of an aggregate of principal amount of RMB248.4 million (US$35.0 million), which were all overdue. Due to the severe financial restraint, we have suspended offering loans to our customers since the second half year of 2019.

The following is a general description of our loan products that were offered prior to the suspension of our microfinance lending business:

☐

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

☐

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

☐

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

☐

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

Real Estate Operation Management and Investment Business

We currently operate in the real estate operation management and investment business in the PRC, focusing on key industries such as medical and health services, commercial real estate, and emerging consumer sectors. Our professional team manages, operates, and conducts mergers and acquisitions of entrusted or self-owned assets to enhance the profitability of our asset portfolio and achieve stable growth in cash flow.

Digital Security Technology Business

Separately, we established the headquarters for and operate our digital security technology business in Hong Kong and operate a global digital security technology business. Our technical team will focus on cutting-edge areas such as digital asset security, intellectual property security, AI computing power, etc., to develop application-level security products with proprietary intellectual property rights. Through this initiative, we aim to expand comprehensive strategic partnerships with financial institutions and smart technology enterprises, building a competitive advantage in the fintech and digital security sectors.

Competitive Advantages

Professional Team

The members of our company's management and real estate business leadership team come from senior professional backgrounds in real estate investment, healthcare investment funds, investment banking, and related fields. Our technology development team hails from prominent internet companies, blockchain firms, and intelligent technology research areas, possessing experience in network communication security, low-level system development, AI algorithm research, and more.

Accumulated Resources in Mainland China's Real Estate Market

Our core team members have a deep history of involvement in real estate investment, particularly in healthcare services, commercial real estate, and chain-based consumer enterprises. With the backing of our publicly listed company's platform, our real estate business unit efficiently expands its asset portfolio through strategic mergers and acquisitions. Additionally, we offer comprehensive operational and management services to real estate investors, enhancing overall value and performance.

Influence as a Publicly Listed Company to Support Data Security Product Operations and Promotion

Our team leverages the communication advantages of being part of a publicly listed company to actively promote and maintain the brand of our data security technology products. This support enables us to more effectively reach and engage potential user groups in promoting and establishing our data science products within the market.

Growth Strategies

Following market research, project evaluations, and industry consultations, our management team has established two new business lines: real estate operation management and digital security technology.

Real Estate Operation Management and Investment Business

We recognize that mainland China's commercial and economic activities are in a recovery phase post-pandemic, with the country's real estate industry facing liquidity challenges amidst a global trend of interest rate hikes, leading to a decline in commercial property prices. As the world's second-largest economy with a population of over 1.4 billion consumers, China's economic recovery and rising incomes are expected to drive significant increases in consumption and investment activities. Leveraging our strengths, our company aims to become a key player in real estate operations, management, and long-term investment.

We provide comprehensive management consulting services to property owners and businesses aimed at optimizing their asset management and operational strategies. These services assist clients in maximizing their investment returns and ensuring long-term asset appreciation. We generate revenue through consultancy fees for these services.

Additionally, we offer entrusted management services, assuming full responsibility for managing entrusted assets. This includes lease management, maintenance, and oversight of renovation projects. Our revenue primarily comes from management fees and profit sharing associated with asset appreciation.

As part of our real estate operations, we hold self-owned properties and assets, generating stable cash flow through rental income and investment returns. We actively seek investments in real estate projects with potential for growth to achieve long-term capital appreciation and returns.

Digital Security Technology Business

In the digital security technology business, rapid developments in artificial intelligence and digitization are widely integrating into everyday life and economic activities. Digital security is foundational to the growth of the digital economy, generating increased demand from both technology enterprises and individual users. Our company positions itself as an infrastructure services provider for the digital economy and digital assets, currently developing distinct digital security solutions for both consumer (To C) and business (To B) markets.

In our digital security technology business, we focus on providing digital security solutions to enterprises (To B) to help protect their critical data and information assets. Our consultancy revenue comes from customizing and implementing digital security strategies for businesses.

For the consumer market (To C), we offer digital security hardware products designed to safeguard personal user privacy and data security. The sales revenue from these products is a significant component of our digital security technology business.

Furthermore, our plan is to  generate revenue by providing traffic diversion services to strategic partner enterprises, directing user traffic to their platforms and earning advertising revenue and profit sharing from these activities. We also actively invest in growth-stage enterprises in the digital security field to diversify our business and generate investment returns.

Through the integrated operation of these two business lines, we are committed to achieving sustained growth and value creation in the real estate and digital security technology sectors. Our diversified revenue streams and strategic investments provide a stable foundation for the company's development, fostering ongoing innovation and business expansion.

Employees

As of December 31, 2023, we had 10 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 11, 11 and 10 full-time employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth by function the number of our full-time employees as of December 31, 2023:

Function	As of December 31, 2023
Operations	5
Loan Department	1
Risk Management	1
Finance and Administration	3
Total	10

Intellectual Property

As of December 31, 2023, we did not own or have any significant intellectual property rights other than our registered domain name (http://hbctxed.com). It was registered in November 2020 and will be renewed upon expiration. The Company is not materially dependent on any intellectual property.

Competition

Microfinance Lending Business

We faced growing competition in the microfinance industry as this industry matures and begins to consolidate. Chutian primarily competed with other microfinance companies in the Hubei Province. According to the PBOC published statistics, as of December 31, 2021, 2022 and 2023, a total of 246, 238 and 221 microfinance lending companies were registered in Hubei Province and with the combined total registered and paid-up capital of RMB27.8 billion ($4.4 billion), RMB27.0 billion ($3.9 billion) and RMB24.1 billion ($3.4 billion) among these microfinance lending companies, respectively. We also competed with traditional financial institutions, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us.

Real Estate Operation Management and Investment Business

In the real estate operation management sector, our competitors will be large-scale commercial property service providers and affiliate operating subsidiaries of real estate groups.

Digital Security Technology Business

In the digital security technology business, we will face competition from traditional market players, such as Sangfor Technologies Inc. and Qi An Xin Technology Group Inc, etc.

Customers

Real Estate Operation Management and Investment Business

                Shenzhen Four Divisions Global Industrial Operation Co., Ltd., our wholly owned PRC subsidiary, has entered into certain service agreement with Suqian Zhenming Enterprise Management LLC, pursuant to which we provide services including assisting in project acquisition, financing, fund management, project positioning, planning, and operational control. The total fee for these services is RMB1,600,000. The service agreement is effective from February 15, 2024 to February 15, 2025, and may be extended by mutual consent.

Shenzhen Four Divisions has also entered into certain consultancy agreement with Hong Kong Ren Ying Investment LLC, pursuant to which we provide expertise on enterprise management projects, including planning and advising services. The total fee for these services is RMB1,200,000. The consultancy agreement is effective from April 1, 2024 to March 31, 2026, and may be extended by mutual consent.

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

63

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

64

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

D. Property, Plants and Equipment

On November 13, 2013, we entered into land use right transfer agreement to acquire the land use right of a parcel of land located in Xinzhou District, Wuhan City, China, with a transaction value of $6.3 million..

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

A. Operating Results

Overview

Dunxin is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and the VIE, Chutian, in China. We were primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China.

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in the second half year of 2019 and we entered into business of digital security technology and real estate operation management and investment in 2023. On May 13, 2024, we entered into certain share purchase agreement for the disposition of Chutian HK. Upon the closing of the disposition, the purchaser will become the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian HK and subsidiaries owned or controlled by Chutian HK. The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a valuation report from an independent firm, and all consents required to be obtained from or made with any governmental authorities.

We currently operate in the real estate operation management and investment business in the PRC, focusing on key industries such as medical and health services, commercial real estate, and emerging consumer sectors. Our professional team manages, operates, and conducts mergers and acquisitions of entrusted or self-owned assets to enhance the profitability of our asset portfolio and achieve stable growth in cash flow.

Separately, we established the headquarters for and operate our digital security technology business in Hong Kong and operate a global digital security technology business. Our technical team will focus on cutting-edge areas such as digital asset security, intellectual property security, AI computing power, etc., to develop application-level security products with proprietary intellectual property rights. Through this initiative, we aim to expand comprehensive strategic partnerships with financial institutions and smart technology enterprises, building a competitive advantage in the fintech and digital security sectors.

Recent Developments

On May 13, 2024, we entered into certain share purchase agreement (the “Disposition SPA”) with True Silver, Chutian HK, and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Chutian HK in exchange for nominal cash consideration of US$1 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian HK and subsidiaries owned or controlled by Chutian HK. The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a valuation report from an independent firm, and all consents required to be obtained from or made with any governmental authorities.

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

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiary and the VIE are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2021, 2022 and 2023 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2021, 2022 and 2023. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2021 RMB	2022 RMB	2023 RMB	2023 $
		(amount in thousands)

Interest income on loans	20,627	44,797	11,218	1,582

Interest expenses on loans	(21,374)	(21,296)	(18,720)	(2,640)
Business related taxes and surcharges	(452)	(405)	(405)	(57)
Total interest expense	(21,826)	(21,701)	(19,125)	(2,697)

Net interest income/(loss)	(1,199)	23,096	(7,907)	(1,115)
Credit impairment losses	(119,078)	(42,420)	(373,647)	(52,686)
Net interest income / (loss) after credit impairment losses	(120,277)	(19,324)	(381,554)	(53,801)

Non-interest and other income	387	-	-	-

Operating costs and expenses
Sales and marketing	(293)	(514)	-	-
General and administrative	(7,889)	(10,506)	(14,249)	(2,009)
Total operating costs and expenses	(8,182)	(11,020)	(14,249)	(2,009)

Loss before income taxes	(128,072)	(30,344)	(395,803)	(55,810)
Income tax expense	-	-	-	-
Net loss	(128,072)	(30,344)	(395,803)	(55,810)

Loss attributable to:
Equity holders of the Company	(102,458)	(24,275)	(316,642)	(44,648)
Non-controlling interest	(25,614)	(6,069)	(79,161)	(11,162)
Net loss	(128,072)	(30,344)	(95,803)	(55,810)

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

Comparison of results of operations for the years ended December 31, 2023 and 2022

Interest income on loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. Interest income on loans decreased by RMB33.6 million ($4.7 million) or 75.0% from RMB44.8 million ($6.6 million) in 2022 to RMB11.2 million ($1.6 million) in 2023. The decline was mainly attributable to the reason that the Company revalued the recoverability of the outstanding loan in 2023 and ceased to accrue interest income on those loans balance with 100% impairment loss provided.

Interest expenses on loans

Interest expenses on loans decreased by RMB2.6 million ($0.4 million) or 12.1% in the year ended December 31, 2023, as compared to the year ended December 31, 2022. The decrease was primarily attributable to  the fact that guarantee expense accrued in 2023 was nil (2022: RMB2.8 million).

Business related taxes and surcharges

Business related taxes and surcharges remained unchanged and was RMB0.4 million ($57,000) in 2023 and 2022.

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

Allowance for loan losses increased by RMB331.2 million ($46.7 million) or 780.8% from RMB42.4 million ($6.3 million) in 2022 to RMB373.6 million ($52.7 million) in 2023. We assessed credit loss allowance on these credit-impaired loans based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment. After our assessment of practical circumstance of the debtors and recoverability of loan, we provided 100% impairment loss for those loans with long aging and unlikely to collect in future, and it led to increase of allowance for loan losses in 2023.

Sales and marketing expenses

Sales and marketing expenses decreased from RMB514,000 ($76,000) in 2022 to nil. The decrease was primarily attributable to sales function of microfinance business was not required in 2023.

General and administrative expenses

General and administrative expenses increased by RMB3.7 million ($0.4 million) or 35.6% from RMB10.5 million ($1.6 million) in 2022 to RMB14.2 million ($2.0 million) in 2023. The increase was primarily attributable to increase of legal and other professional services fee, as well as the cost incurred for issuance of convertible notes and ADS.

Income tax expenses

Our income tax expense was nil in 2022 and 2023, primarily due to the fact that accrued interest of Stage 3 credit-impaired loans are not taxable income for tax purposes.

Net (loss)

As a result of the foregoing, our net loss increase by RMB365.5 million ($51.3 million) or 1204.4% from RMB30.3 million ($4.5 million) in 2022 to RMB395.8 million ($55.8 million) in 2023.

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

B. Liquidity and Capital Resources

Liquidity

Our ongoing cash requirements include development of new business, payments of our employees’ salaries and benefits, office expenses, lending to our customers, repayments of our borrowings, taxes and other operational expenses. We fund working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations and equity financing.

We had positive cash flows of RMB3.8 million ($0.5 million) for the year ended December 31, 2023, and negative cash flows of RMB807,000 ($119,000) and positive cash flows RMB228,000 ($36,000) for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2023, we had total cash balances of RMB2.5 million ($0.4 million).

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and  related parties, as well as issuance of convertible notes and shares. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default on certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 28 of the Consolidated Financial Statements - Legal proceedings for detailed disclosure). COVID-19 discussed in Note 29 Subsequent Event of the Consolidated Financial Statements has further exacerbated the liquidity issue of the Company.

The Company has taken an intensive review of operations and expenditures, including intensifying loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Mr. Hao Xu, director of the Company, who has expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company plans to actively seek equity financing from private placements, so as to enable the Company to meet its liabilities and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

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

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	161,569	161,439	161,439	22,738
Effective interest rate	12.7%	12.7%	12.7%
Average duration of borrowings	365 days	365 days	365 days

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	$
	(amount in thousands)
Net cash generated by/(used in) operating activities	10,288	(7,435)	(11,017)	(1,554)
Net cash (used in) / generated by financing activities	(10,000)	6,628	14,785	2,085
Net (decrease)/increase/ in cash, cash equivalents and restricted cash	228	(807)	3,768	531
Cash, cash equivalents and restricted cash at beginning of the year	97	396	295	43
Exchange losses on cash, cash equivalents and restricted cash	71	706	(1,530)	(217)
Cash, cash equivalents and restricted cash at end of the year	396	295	2,533	357

As of December 31, 2023, our cash, cash equivalents and restricted cash amounted to RMB2.5 million ($0.4 million). Our cash, cash equivalents and restricted cash consist of cash on hand, cash deposited in banks and restricted cash at bank.

Cash flow generated by/(used in) operating activities

Our net cash generated by operating activities primarily consists of profit/loss before income tax, as adjusted by depreciation of property and equipment, amortization of intangible asset, credit impairment losses, and changes in assets and liabilities, which include loan receivables, prepaid expenses, salary and benefit payable, business and other taxes payable, interest payable, and other payable.

Our net cash used in operating activities for the year ended December 31, 2023 was RMB11.0 million ($1.6 million), which mainly consisted of (i) loss before income tax of RMB395.8 million ($55.8 million) adjusted by credit impairment losses for loans of RMB373.6 million ($52.7 million), (ii) increase in interest payable of RMB18.1 million ($2.6 million) due to non-payment.

Our net cash used in operating activities for the year ended December 31, 2022 was RMB7.4 million ($1.1 million), which mainly consisted of (i) loss before income tax of RMB30.3 million ($4.5 million) adjusted by credit impairment losses for loans of RMB42.4 million ($6.3 million), (ii) increase in interest payable of RMB18.1 million ($2.7 million) due to non-payment.

Our net cash generated in operating activities for the year ended December 31, 2021 was RMB10.3 million ($1.6 million), which mainly consisted of (i) loss before income tax of RMB128.1 million ($20.1 million) adjusted by credit impairment losses for loans of RMB119.1 million ($18.5 million), (ii) increase in interest payable of RMB18.6 million ($2.9 million) due to non-payment..

Cash flow used in investing activities

There was no cash used in investing activities for the year ended December 31, 2021, 2022 and 2023

Net cash (used in)/generated by financing activities

Our net cash of RMB14.8 million ($2.1 million) generated by financing activities for the year ended December 31, 2023 was mainly due to issuance of shares and convertible notes.

Our net cash of RMB6.6 million ($1.0 million) generated by financing activities for the year ended December 31, 2022 was mainly due to the issuance of convertible note.

Our net cash of RMB10 million ($1.6 million) used in financing activities for the year ended December 31, 2021 was mainly due to repayment of loans.

Capital Resources

We financed or operation primarily through issuance of convertible notes and share in 2022 and 2023.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt Obligations	161,439	161,439	-	-	-

Debt obligations represent loans payable to various individuals and companies that are generally due within one (1) year. Loans payable are all overdue and have a weighted average annual interest rate of 12.7%.

C. Research and Development

We have not made  significant expenditures on research and development in recent years but consider to invest in this aspect for our new business.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any significant trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

On October 16, 2023, Messrs. Lei Fu and Yong Wang tendered his resignation as a director. The board appointed of Mr. Hao Xu and Mr. Longwen (Stanley) He as directors of the Board.

On October 24, 2023, Mr. Yuan Gao resigned from his position as the Chief Executive Officer of the Company and Chairman of the Board. Mr. Gao will remain as a director of the Board. On October 24, 2023, the Board appointed Mr. Ai (Kosten) Mei as the new Chief Executive Officer and Chairman.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Dunxin Financial Holdings Limited, 27 Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Ai (Kosten) Mei	46	Director (Chairman); Chief Executive Officer
Yuan Gao	31	Director
Weidong Xu	55	Director
Qi Chen	31	Independent Director
Hao Xu	35	Director
Longwen (Stanley) He	36	Independent Director
Xiang (Johnny) Zhou	48	Chief Financial Officer

Ai (Kosten) Mei, CEO and Chairman of the Board, was appointed as the CEO and Chairman on October 24, 2023. Mr. Mei served as the chief executive officer of Yoshan Investment Co., Ltd. from November 2015 to November 2019. Between October 2009 to October 2015, Mr. Mei served as the chief executive officer of Hong Kong Duyuan Technology Development Co., Ltd. Mr. Mei received his bachelor’s degree in international financial and trade from Zhongnan University of Finance and Economics.

Yuan Gao, Director. Mr. Gao, our former CEO, has extensive experience in equity investment, investment banking, mergers and acquisitions, and asset reorganization, and maintains a keen interest in company operation, strategic planning and business administration. Mr. Gao was awarded the Hubei Venture Capital Investment Outstanding Contribution Award, and also serves as an expert adjudicator in the China Innovation & Entrepreneurship Competition. From November 2020 to April 2023, Mr. Gao served as the managing director at Wuhan Zhiyuanjunhe Medical Technology Ltd. From October 2017 to October 2020, Mr. Gao served as the investment director at Wuhan Jiupai Investment Management Ltd. Mr. Gao obtained his bachelor’s degree in business and finance from University of Wales Trinity Saint David in 2015 and obtained his master’s degree in “China and Globalization” from King’s College London in 2016. .

Weidong Xu, Director. Mr. Xu became a director in October 2020 and joined Chutian in 2015. He is currently responsible for the overall operation strategy and business planning, and is also a member of the Chutian’s Risk Management Committee and Innovation Credit Products Team. Mr. Xu graduated from Zhongnan University of Economics and Law with a major in finance and has more than 20 years of financial experience in credit risk management. He is familiar with corporate guarantee, pawn broking, micro-credit and other debt business review management, and has a strong knowhow and practical experience in the due diligence, risk review and post-loan management.

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

Hao Xu, Director. Mr. Xu was appointed as director of the Company on October 16, 2023. Mr. Xu has served as the director of Shenzhen Zhongtong Rongzhi Business Consulting Co., Ltd. from August 2019 to July 2023. From May 2015 to July 2019, Mr. Xu served as the vice president of Shenzhen Qianhai Zhongzhao Capital Management Co., Ltd. Mr. Xu received his bachelor’s degree in business administration from Wuhan University, and his bachelor’s degree in economics from Zhongnan University of Economics and Law.

Longwen (Stanley) He, Director. Mr. He was appointed as director of the Company on October 16, 2023. Mr. He has served as the director of investment and mergers of Zhongliang Holdings Group Co., Ltd. since August 2021. From March 2018 to June 2021, Mr. He served as the director of investment and financing of Shenzhen Baoneng Investment Group Co., Ltd. Between July 2014 and February 2018, Mr. He served as a corporate business manager at the Agricultural Bank of China, Shenzhen Branch. Mr. He received his bachelor’s degree in economics from Chongqing Technology and Business University and his master’s degree in economics from South China Normal University.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we incurred an aggregate of approximately RMB957,000 ($135,000) in compensation to our executive officers and our non-executive directors.

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

2022 Equity Incentive Plan

Our board of directors adopted the 2022 Equity Incentive Plan in July, effective as of July 8, 2022, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Equity Incentive Plan, or 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 384,000,000 Class A ordinary shares.

As of the date of this annual report, we have granted an aggregate of 384,000,000 Class A ordinary shares to qualified persons under the 2022 Plan.

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

C. Board Practices

Board of Directors

Mr. Ricky Qizhi Wei beneficially owns more than 50% of voting power for the election of directors and therefore we are a “controlled company” as defined in Section 801 of the Company Guide. As a result, we are exempt from certain of the Company Guide corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

Our board of directors currently consists of six (6) directors, three (3) of whom are independent directors. We maintain a nominating and corporate governance committee and a compensation committee comprised solely of the independent director.

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

Committees of the Board of Directors

Our Board of Directors currently has a standing audit committee, a compensation committee and a nominating and corporate governance committee. The Company Guide requires U.S. domestic listed companies to have an audit committee of at least three (3) members. These requirements differ from the Companies Act. As described below, our audit committee, compensation committee and nominating and corporate governance committees are composed of three (3) members, one of whom is an independent directors.

Audit Committee

Our audit committee consists of Hao Xu, Longwen He and Ai (Kosten) Mei and is chaired by Hao Xu. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Hao Xu, Longwen He and Ai (Kosten) Mei and is chaired by Longwen He. Longwen He satisfies the “independence” requirements of the Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his or her compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Hao Xu, Longwen He and Ai (Kosten) Mei, and is chaired by Ai (Kosten) Mei. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

For a description of our employees, please refer to “Item 4. Information on the Company - B. Business Overview - Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 11,778,412,360 of our ordinary shares (including 11,266,180,123 Class A ordinary shares, par value $0.00005 per share and 512,232,237 Class B ordinary shares, par value US$0.00005 each) outstanding as of the date of this report, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Ai (Kosten) Mei	155,040,000	—	155,040,000	1.32%	*

Yuan Gao	—	—	—	*	*

Weidong Xu	5,760,000	—	5,760,000	*	*

Qi Chen	—	—	—	*	*

Hao Xu	84,720,000	—	84,720,000	*	*

Longwen (Stanley) He	112,560,000	—	112,560,000	*	*

Xiang (Johnny) Zhou	5,760,000	—	5,760,000	*	*

All directors and executive officers as a group (7 persons)	363,840,000	—	363,840,000	3.09%	*

Principal Shareholders:

Ricky Qizhi Wei(3)	—	512,232,237	512,232,237	4.35%	69.45%

*	Less than 1%.

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 11,778,412,360 ordinary shares (including 11,266,180,123 Class A ordinary shares and 512,232,237 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of the date of this annual report with respect to all of our outstanding Class A and Class B ordinary shares as one class as of the date of this annual report. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 50 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

(3)

Includes 22,999,386 ordinary shares held by Perfect Lead International Limited, 44,160,000 ordinary shares held by Hesperus Investments Limited and 445,072,851 ordinary shares held by Honest Plus. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, (iii) an indirect controlling shareholder of Honest Plus and (iv) has the sole power to vote or to direct the vote of Hesperus Investments.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

As of the date of this annual report, we had 11,266,180,123 Class A ordinary shares and 512,232,237 Class B issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 2,238,197,689 ordinary shares or 4,662,912 ADSs or approximately 19.0% of our total outstanding ordinary shares.

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

1. Loans payable to related parties

1.1 In 2018, loans payable of RMB60.0 million ($9.4 million) were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the former Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2022 and 2023, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million ($0.7 million) and RMB4.7 million ($0.7 million) in 2022 and 2023, respectively.

As of December 31, 2022 and 2023, loans payable were RMB50.0 million ($7.3 million) and RMB50.0 million ($7.0 million) and the related interest payable was RMB19.7 million ($2.9 million) and RMB24.4 million ($3.4 million), respectively.

1.2 In 2018, loans payable of RMB20.0 million ($3.0 million) were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million ($70,000) was repaid. In 2019, loans payable of RMB17.3 million ($2.5 million) were further borrowed, loans of RMB14.7 million ($2.1 million) were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million ($1.4 million) and interest payable of RMB3.1 million ($0.5 million) to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million ($0.3 million) and interest payable of RMB0.5 million ($0.1 million) to Hubei New Nature. In 2021 and 2022, the company made repayment amounting to RMB10 million ($1.6 million) and RMB130,000 ($19,000) respectively. The interest expenses were RMB0.7 million ($0.1 million), RMB118,000 ($17,000) and RMB107,000 ($15,000) in 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, loans payable were RMB0.9 million ($0.1 million) and RMB0.9 million ($0.1 million), and the related interest payable was RMB1.8 million ($0.3 million) and RMB1.9 million ($0.3 million), respectively.

2. Loans payable to shareholders

2.1 In June 2017, a loan payable of RMB10.0 million ($1.5 million) was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million ($0.1 million) and RMB1.3 million ($0.2 million) in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million ($1.5 million) is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2022 and 2023, the loan payable and interest payable were overdue.

As of December 31, 2022 and 2023, loans payable were RMB 10.0 million ($1.5 million) and RMB 10.0 million ($1.4 million), respectively. As of December 31, 2022 and 2023, interest payable was RMB9.0 million ($1.3 million) and RMB11.4 million ($1.6 million), respectively.

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

As a result of the court ruling mentioned above, the interest expense on these loans was RMB 2.0 million ($0.3 million) in 2022 and 2023 respectively. As of December 31, 2022 and 2023, loan payable was RMB 10.0 million ($1.5 million) and RMB 10.0 million ($1.4 million), and interest payable was RMB7.2 million ($1.0 million) and RMB9.2 million ($1.3 million).

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB 0.5 million ($70,000), RMB 0.5 million ($70,000 ) and nil were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, consulting expenses payable to these representatives were RMB 2.5 million ($0.4 million) and RMB 2.5 million ($0.4 million), respectively.

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

In addition, guarantee expenses of RMB 2.8 million ($0.4 million) were incurred for Hubei New Nature for the years ended December 31, 2022. In 2023, no guarantee expense was accrued.

As of December 31, 2022 and 2023, payables to Hubei New Nature were RMB 10.5 million ($1.5 million) and RMB 10.5 million ($1.5 million), respectively.

5. Loans receivable from related parties

5.1 In 2016, loans receivable of RMB8.0 million ($1.2 million) were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, this loan was overdue.

5.2 In 2016, loans receivable of RMB3.0 million ($0.4 million) were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. As of December 31, 2022 and 2023, this loan was overdue.

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

As of December 31, 2023, Chutian had been involved in multiple significant legal proceedings as claimants against various borrowers and guarantors, which are incidental to the lending business. During 2023, Chutian and our former Chairman and Chief Executive Officer, Mr. Wei, have also been involved in multiple significant legal proceedings which resulted in final rulings by the courts for pre-litigation property preservation or pre-litigation protective measures. In addition, Chutian and Mr. Wei have been the defendants in legal proceedings in connection with the payment of property services fee and a loan dispute.

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

On September 4, 2019, Hubei Changjiang Microcredit Co., Ltd. (“Hubei Changjiang”) applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Mr. Wei and Ms. Peng Yan, Mr. Wei’s wife, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in connection with a loan contract dispute. On September 6, 2019, the court issued a preservation order seizing the bank deposits, or property in the corresponding value, of Mr. Wei, Ms. Peng Yan, Chutian, Hubei New Nature Investment Co., Ltd and Dunxin Holdings Co., Ltd in the amount of RMB13.0 million ($1.8 million) and RMB12.0 million ($1.7 million). Hubei New Nature Investment Co., Ltd is a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei. Dunxin Holdings Co., Ltd is a company that is 70% owned by the former Chairman and the Chief Executive Officer, Mr. Wei and 30% owned by Ms. Wenting (Tina) Xiao, Chief Personal/Human Resource Officer. The Court’s ruling was effective immediately. In July 2020, Hubei Changjiang applied for court enforcement and execution, which was accepted. As of the date of this annual report, Hubei Changjiang has applied to the court to recommence the enforcement proceedings in 2023 and 2024, and all parties are still in negotiation of a mediation agreement.

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

Property Services Contract Proceeding

On September 26, 2019, the Wuhan Branch of Xiamen Lianfa (Group) Property Services Co., Ltd (“Xiamen Lianfa”) filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. On November 27, 2019, the case was scheduled to be heard and Chutian was lawfully summoned and failed to appear, and did not submit a reply. The case was decided and concluded on November 27, 2019. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from April 1, 2019 to August 31, 2019. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB193,944 ($27,000) for the period from April 1, 2019 to August 31, 2019 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB193,944 ($27,000) and based on the People’s Bank of China lending interest rate for the period from September 26, 2019 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment became effective immediately. On November 10, 2020, the court issued a preservation order that froze the assets of Chutian in the maximum amount of RMB220,000 ($32,000) or to seize or attach property in the corresponding value. On December 18, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements within five years. The court has recommenced the enforcement proceeding in 2021, and both parties are currently negotiating a solution as of the date of this annual report.

In August, 2019, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on October 12, 2020. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from September 1, 2019 to April 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB310,311 ($46,000) for the period from September 1, 2019 to April 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB310,311 ($46,000) and based on the People’s Bank of China lending interest rate for the period from September 11, 2020 until fully paid. In the event that the repayment obligation is not fulfilled, the court ordered that the debt interest would be doubled in accordance with PRC law. Chutian did not appeal the judgment and the judgment was effected immediately. In July 2021, the court issued the notice of enforcement. As of the date of this annual report, the case is in the final stages of enforcement.

In 2021, Xiamen Lianfa filed an action in the Wuhan Wuchang People’s Court against Chutian in connection with a property service contract dispute. The case was decided and concluded on November 29, 2021. The court found that Chutian failed to pay the owed property services fees to Xiamen Lianfa from May 1, 2019 to October 30, 2020. The court rendered a judgment in favor of Xiamen Lianfa and ordered Chutian to pay property services fee in the amount of RMB238,344 ($37,000) for the period from May 1, 2019 to October 30, 2020 to Xiamen Lianfa, within 10 days of the judgment. The court further ordered Chutian to pay the accrued interest, to be calculated based on the principal amount of RMB238,344 ($37,000) and based on the People’s Bank of China lending interest rate for the period until fully paid. Chutian did not appeal the judgment and the judgment was effected immediately. In November 2021, the court issued the notice of enforcement. As of the date of this annual report, the case is in the final stages of enforcement.

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

Yan Luo and Xiaohu Li Labor Dispute

In 2023, Yan Luo and Xiaohu Li have filed a lawsuit with the Wuhan Wuchang District People's Court against Hubei Chutian Microfinance Co., Ltd. due to a labor dispute. The specific details of the dispute are unknown as of the date of this annual report.

Hubei Chutian Microfinance Co., Ltd. Loan Contract Disputes

In 2023, Hubei Chutian Microfinance Co., Ltd. filed a lawsuit with the Wuhan Wuchang District People's Court against Wuhan Baodi Jinjian Health Industry Development Co., Ltd., Yalan Liu, and Shaoxiong Liu due to a loan contract dispute. After two levels of trial by the Wuchang District People's Court and the Wuhan Intermediate People's Court, the final judgment ruled that the three defendants should repay a total principal and interest of RMB 29.56 million (USD 4.09 million) to Hubei Chutian Microfinance Co., Ltd. However, according to the investigation, the three defendants have multiple rounds of enforcement cases against them that have not been fully executed. There are currently no assets available for enforcement.

In 2023, Hubei Chutian Microfinance Co., Ltd. also applied for enforcement of outstanding loans against Fengxia He, Xiang Yu, Baokang Xiong, and Yongping Nan with the Wuhan Wuchang District People's Court. All four cases were accepted by the Wuchang District People's Court. However, due to the lack of enforceable assets by the defendants, all four cases have been terminated by the Wuhan Wuchang District People's Court.

Cases Entered into the Enforcement Process

Chutian had a total of twelve cases entered into the enforcement process for the year ended December 31, 2023, all of which were accepted and enforced by the Wuhan Wuchang District People’s Court, with an aggregate amount of RMB27.3 million (US$3.9 million). Eleven of the cases entered into the enforcement process have been terminated by the Wuhan Wuchang District People’s Court because there were no other assets of Chutian available for enforcement. However, pursuant to the Civil Procedure Law of the People's Republic of China, once the court or the applicant petitioning for enforcement locates clues that Chutian owns new property or assets available for enforcement, the court may resume the enforcement procedure.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs were listed on the NYSE on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. We have been trading under the symbol “XNY” until we changed to “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, from December 18, 2014, the right to receive sixteen (16) ordinary shares, from December 28, 2017, the right to receive forty-eight (48) ordinary shares and from July 25, 2023, the right to receive four hundred and eighty (480) ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs were listed on the NYSE on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. We have been trading under the symbol “XNY” until we changed to “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, from December 18, 2014, the right to receive sixteen (16) ordinary shares, from December 28, 2017, the right to receive forty-eight (48) ordinary shares and from July 25, 2023, the right to receive four hundred and eighty (480) ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association in Exhibit 1.2.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2023, loans payable to third parties raised through various securities exchanges and from shareholders, amounting to RMB140.6 million ($19.8) and RMB20.0 million ($2.8 million), respectively, were overdue. Interests payable for those loans were RMB68.4 million ($9.6 million) and RMB20.6 million ($2.9 million), respectively.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2023.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

There was no material weaknesses for the fiscal year ended December 31, 2023.

Our management has concluded that we had maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

C. Attestation Report for the Independent Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2022 and 2023, respectively.

	Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in Thousands)
Audit fees(1)	811	993	140
Audit-related fees(2)	338	284	40

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2022 and 2023.

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

1.2	Third Amended & Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited (incorporated herein by reference to Exhibit 99.1 to the Company’s 6-K filed on October 16, 2023).
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Company’s Form F-1/A Registration Statement (File No. 333-170368) filed on November 10, 2010).

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

2.6	Description of Securities.*

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

4.9	Dunxin Financial Holdings Limited 2022 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s registration statement on Form S-8 filed on July 8, 2022).

8.1	Principal subsidiaries and the VIE of Dunxin Financial Holdings Limited.*

11.1

Code of Business Conduct and Ethics of China Xiniya Fashion Limited (incorporated herein by reference to Exhibit 99.1 to the Company’s Form F-1 Registration Statement (File No. 333-170368) filed on November 22, 2010).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Audit Alliance LLP*

15.2	Consent of Enrome LLP*

16.1	Letter from Audit Alliance LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company Current Report on Form 6-K, filed with SEC on January 11, 2023)

97.1	Clawback Policy*

101.INS	Inline XBRL Instance Document**

101.SCH	Inline XBRL Taxonomy Extension Schema Document**

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

_________________

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DUNXIN FINANCIAL HOLDINGS LIMITED

Date: May 16, 2024	By:	/s/ Ai (Kosten) Mei
Ai (Kosten) Mei
Chairman and Director
(Principal Executive Officer)

/s/ Xiang (Johnny) Zhou
Xiang (Johnny) Zhou
Chief Financial Officer
(Principal Accounting and Financial Officer)

DUNXIN FINANCIAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Dunxin Financial Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Dunxin Financial Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and other comprehensive income/(loss), changes in shareholders’ equity/(deficit) and cash flows for the years ended December 31, 2022 and 2023, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2022 and 2023, and the related consolidated statements of profit and other comprehensive income, changes in shareholders’ equity/(deficit) and cash flows for the years ended December 31, 2022 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of RMB395.8 million and net negative operating cashflow of RMB11.0 million during the year ended December 31, 2023. As of that date, the Company had net current liabilities of RMB132.3 million and shareholders’ deficit of RMB51.2 million . We also draw attention to Note 28 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Credit Impairment Losses Assessment

As described in Note 14 to the consolidated financial statements, the Company´s consolidated credit impairment losses on loans receivable balances were RMB212.4 million as of December 31, 2023 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for credit impairment losses at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Management calculates the recoverable amount of each loans given under a range of scenarios, including the realization of any collateral held where appropriate. In determining value in use, the recoverable cash flows are based on the strategic plans approved by the Board of Directors. Management’s recoverable cash flows included significant judgements when considering key assumptions which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management’s cash flow projections. As described in Note 14, increased in credit impairment losses on the loans receivable by RMB373.6 million as a result of the worsening of macroeconomic conditions in that country and changes in the regulatory environment which affect to the estimation of the margin.

The principal considerations for our determination that performing procedures relating to credit impairment losses assessment is a critical audit matter are there were significant judgments made by management when developing the assessment of the recoverable amount of loans. This in turn led to a high degree of auditor judgement and effort in evaluating management’s key assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s credit impairment losses assessment, including controls over the determination of the recoverable amount of the Company’s loans receivable. These procedures also included, among others, testing management’s process for testing the completeness, accuracy, and relevance of underlying data used in the model and evaluating the significant assumptions used by management. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the degree of fulfilment at the year end of the latest 2023 forecast (2) the consistency with external market and industry data, (3) performing sensitivity analysis, (4) the allocation of the credit impairment losses to the loans receivable and (5) the sufficiency of the Company’s credit impairment losses disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions.

/s/ Enrome LLP

Enrome LLP

Public Accountants and

Chartered Accountants

Singapore

May 15, 2024

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

/s/ Audit Alliance LLP

Audit Alliance LLP

Public Accountants and

Chartered Accountants

Singapore

May 2, 2022

PCAOB ID Number 3487

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT AND OTHER COMPREHENSIVE INCOME

(Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)

For the Years Ended December 31, 2021, 2022 and 2023

	Notes	2021	2022	2023
Interest income on loans		20,627	44,797	11,218

Interest expense
Interest expenses on loans		(21,374)	(21,296)	(18,720)
Business related taxes and surcharges		(452)	(405)	(405)
Total interest expense		(21,826)	(21,701)	(19,125)

Net interest income/(loss)		(1,199)	23,096	(7,907)
Credit impairment losses		(119,078)	(42,420)	(373,647)
Net interest income/(loss) after credit impairment losses		(120,277)	(19,324)	(381,554)

Non-interest and other income		387	-	-

Operating costs and expenses
Sales and marketing		(293)	(514)	-
General and administrative		(7,889)	(10,506)	(14,249)
Total operating costs and expenses		(8,182)	(11,020)	(14,249)

Loss before income taxes	10	(128,072)	(30,344)	(395,803)
Income tax expense	11	-	-	-
Net loss		(128,072)	(30,344)	(395,803)

Net loss attributable to:
Equity holders of the Company	12	(102,458)	(24,275)	(316,642)
Non-controlling interest		(25,614)	(6,069)	(79,161)
Net loss		(128,072)	(30,344)	(395,803)

Other comprehensive loss for the year
Net loss		(128,072)	(30,344)	(395,803)
Total currency translation differences arising from consolidation		71	(325)	(1,489)
Total comprehensive loss for the year		(128,001)	(30,669)	(397,292)

Total comprehensive loss attributable to:
Equity holders of the Company		(102,401)	(24,535)	(317,834)
Non-controlling interests		(25,600)	(6,134)	(79,458)
Total comprehensive loss		(128,001)	(30,669)	(397,292)

Basic and diluted earnings per share for the loss attributable to the equity holders of the Company during the year (expressed in RMB per share)	12	(0.10)	(0.02)	(0.15)
Weighted average number of shares outstanding in the year	12	1,002,201,016	1,003,303,952	2,109,776,108

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Chinese Renminbi Yuan)

As of December 31, 2022 and 2023

	Note	2022	2023
ASSETS
CURRENT ASSETS
Cash, cash equivalents and restricted cash	13	295	2,533
Loans receivable, net of credit impairment losses	14	556,112	193,682
Prepaid expenses	15	4,629	6,129
Total current assets		561,036	202,344

NON-CURRENT ASSETS
Property, plant and equipment	16	39,228	36,325
Intangible asset	17	5	444,847
Total non-current assets		39,233	81,172

Total assets		600,269	283,516

CURRENT LIABILITIES
Loans payable	18	161,439	161,439
Convertible notes payable	19	7,264	10,011
Salary and benefit payable	20	12,179	14,013
Income taxes payable	21	32,477	32,477
Interest payable	22	72,810	90,898
Other payable	23	25,942	25,833
Total current liabilities		312,111	334,671

SHAREHOLDERS’ EQUITY/(DEFICIT)
Capital and reserve attributable to equity holders of the Company
Share capital	24	340	3,810
Additional paid-in capital	24	383,684	438,193
Statutory reserve	25	18,706	18,706
General risk reserve	26	9,180	9,180
Currency translation reserve		(231)	(1,422)
Accumulated losses		(181,049)	(497,691)
Non-controlling interests		57,528	(21,931)
Total shareholders’ equity/(Deficit)		288,158	(51,155)

Total equity and liabilities		600,269	283,516

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

 DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2021, 2022 and 2023

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total Shareholders Equity/(Deficit)
Balance at January 1, 2021	326	383,174	18,706	9,180	(27)	(54,316)	357,043	89,261	446,304
Other comprehensive income for the year - currency translation differences	-	-	-	-	57	-	57	14	71
Net profit for the year	-	-	-	-	-	(102,458)	(102,458)	(25,614)	(128,072)
Balance at December 31, 2021	326	383,174	18,706	9,180	30	(156,774)	254,642	63,661	318,303
Share issuance	14	510	-	-	-	-	524	-	524
Other comprehensive income for the year - currency translation differences	-	-	-	-	(261)	-	(261)	(64)	(325)
Net loss for the year	-	-	-	-	-	(24,275)	(24,275)	(6,069)	(30,344)
Balance at December 31, 2022	340	383,684	18,706	9,180	(231)	(181,049)	230,630	57,528	288,158
Share issuance	3,470	54,509	-	-	-	-	57,979	-	57,979
Other comprehensive loss for the year - currency translation differences	-	-	-	-	(1,191)	-	(1,191)	(298)	(1,489)
Net loss for the year	-	-	-	-	-	(316,642)	(316,642)	(79,161)	(395,803)
Balance at December 31, 2023	3,810	438,193	18,706	9,180	(1,422)	(497,691)	(29,224)	(21,931)	(51,155)

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Chinese Renminbi Yuan)

For the Years Ended December 31, 2021, 2022 and 2023

	2021	2022	2023
Cash flow from operating activities
Loss before income tax	(128,072)	(30,344)	(395,803)
Adjustments for:
Reversal of directors’ fee	(130)	-	-
Depreciation of property, plant and equipment	2,973	2,952	2,903
Amortization of intangible asset	1	-	1
Credit impairment losses	119,078	42,420	373,647
Operating profit/(loss) before changes in working capital	(6,150)	15,028	(19,252)
Loans receivable	(12,028)	(43,400)	(11,218)
Prepaid expenses	(39)	(3,781)	(360)
Salary and benefit payable	2,212	2,307	1,834
Interest payable	18,563	18,125	18,088
Other payable	7,670	4,286	(109)
Net cash generated by/(used in) operating activities	10,228	(7,435)	(11,017)
Cash flow from financing activities
Proceeds received from issuance of share	-	-	7,792
Repayments of related party loans	(10,000)	(130)	-
Proceeds received from issuance of convertible notes	-	6,758	7,277
Repayments of convertible notes	-	-	(284)
Net cash (used in)/generated by financing activities	(10,000)	6,628	14,785

Net (decrease)/increase in cash, cash equivalents and restricted cash	228	(807)	3,768
Cash and cash equivalents at beginning of year	97	396	295
Exchange losses on cash, cash equivalents and restricted cash	71	706	(1,530)
Cash, cash equivalents and restricted cash at end of year	396	295	2,533

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The consolidated financial statements for the three years ended December 31, 2021, 2022 and 2023 were authorized for issue by resolution of the board of directors on May 15, 2023.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

1. Organization and principal activities - continued

The following is a brief description of each of the Company’s subsidiaries and variable interest entity:

☐

True Silver - True Silver Limited (“True Silver”) is a limited company incorporated on June 28, 2016, a British Virgin Islands company. The total amount of paid-up share capital of True Silver is $50,000 with 50,000 ordinary shares. True Silver is a holding company and is wholly owned by the Company.

☐

Chutian HK - Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is a holding company and is wholly owned by True Silver.

☐	Chutian Holding - Wuhan Chutian Investment Holding Limited (“Chutian Holding”) is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016.

☐

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

☐

Hong Kong Four Divisions. Hong Kong Four Divisions International Limited, wholly owned by True Silver., is a limited liability company incorporated on September 27, 2023, under the Companies Ordinance of Hong Kong, with 10,000 ordinary shares.

☐

Hong Kong Three Entities. Hong Kong Three Digital Technology Limited, wholly owned by True Silver, is a limited liability company incorporated on September 27, 2023, under the Companies Ordinance of Hong Kong, with 10,000 ordinary shares

☐

Hong Kong Yiyou. Hong Kong YiYou Digital Technology Development Co.,Ltd., wholly owned by True Silver, is a limited liability company incorporated on August 2, 2023, under the Companies Ordinance of Hong Kong, with 100,000 ordinary shares

☐

Shenzhen Four Divisions.  Shenzhen Four Divisions Global Industrial Operation Co., Ltd. is a limit liability company incorporated under laws of PRC on November 1, 2023. Shenzhen Four Divisions currently holds a business license 91440300MAD18XDH75.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

1. Organization and principal activities - continued

As of December 31, 2023, the Company’s subsidiaries and variable interest entity were as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital		Company’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands		$50,000	100%	100%	-	Investment holding

Chutian Financial Holdings (Hong Kong) Limited	Hong Kong	HK$	10,000	100%	-	100%	Investment holding

Hong Kong Four Divisions International Limited	Hong Kong	HK$	10,000	100%	-	100%	Real estate management

Hong Kong Three Entities Digital Technology Limited	Hong Kong	HK$	10,000	100%	-	100%	Digital security technology

Hong Kong Yiyou Digital Technology Development Co., Limited.	Hong Kong	HK$	100,000	100%	-	100%	Intellectual property rights management

Wuhan Chutian Investment Holding Limited.	PRC		$3,000,000	100%	-	100%	Investment holding

Shenzhen Four Divisions Global Industrial Operation Co., Ltd.	PRC		$1,000,000	100%	-	100%	Real estate management

Variable interest entity
Hubei Chutian Microfinance Co., Ltd	PRC	RMB	450,000,000	80%	-	80%	Microfinance lender

An entity, Hubei Kai Wu Small and Micro Economic Research Institute Co. Ltd, was set up in May 2018 with a registered share capital of RMB5 million, where Chutian should subscribe RMB1.365 million of the registered share capital and held 27.3% of the equity interest of this company. However, all shareholders, including Chutian, did not subscribe to the share capital and this company remain dormant as of December 31, 2023.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

1. Organization and principal activities - continued

The VIE arrangements

The following is a brief description of the VIE Agreements entered into on August 10, 2017, between Chutian Holding and the shareholders of Chutian, through which the Company controls 80% equity interests of Chutian:

☐

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

☐

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

1. Organization and principal activities - continued

The VIE arrangements - continued

☐

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

☐

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

☐	revoke the business and operating licenses of the Company's PRC subsidiaries and affiliates;

☐	discontinue or restrict the Company's PRC subsidiaries' and affiliates' operations;

☐	impose conditions or requirements with which the Company or its PRC subsidiaries and affiliates may not be able to comply; or

☐	require the Company or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The following financial statements information for the Company’s VIE was included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Total current assets	556,757	194,526
Total non-current assets	39,233	36,329
Total assets	595,990	230,855

Total current liabilities	297,829	316,162
Total liabilities	297,829	316,162

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Interest income on loans	20,627	44,797	11,218
Net loss	(125,370)	(23,947)	(385,041)

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

1. Organization and principal activities - continued

Risks in relation to the VIE structure - continued

The VIE contributed an aggregate of 100.0%, 100.0% and 100.0% of the consolidated interest income on loans for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIE accounted for an aggregate of 99.3% and 81.4%, respectively, of the consolidated total assets, and 94.5% and 94.5%, respectively, of the consolidated total liabilities.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As shown in the accompanying financial statements as of December 31, 2023, the Company had incurred a net loss of RMB395.8 million (US$55.8 million). Besides, the Company had made specific allowance for the receivables with amount to RMB373.6 million (US$52.7 million) as of December 31, 2023 based on the specific risk of collectability of the receivables.

The Company funded these losses through:

(1) the continued financial support from its related party or its ability to obtain external financing; or

(2) further implementing management’s business plan to enter into new business and generate sufficient revenues to meet its obligations.

As of December 31, 2023, the Company’s having a minimum cash balance on the consolidated statement of financial statement. The Company has taken an intensive review of operations and expenditures, including selling, distribution, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from December 31, 2023. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

The Company has historically met its cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders, related parties and third parties, as well as equity financing. The cash requirements of the Company are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since securities exchanges have ceased offering any form of financing to the Company through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 28 - Legal proceedings for detailed disclosure).

The Company has taken an intensive review of operations and expenditures, including intensifying loan and interest collection initiative and monetizing collaterals of loans receivable. The Company has also acquired the financial support letter from Mr. Hao Xu, director of the Company, who has expressed the willingness and intention to provide the necessary financial support to the Company. Further, the Company plans to actively seek equity financing from private placements, so as to enable the Company to meet its liabilities as and when it falls due and to carry on its business without a significant curtailment of operations for the next 12 months from the issuance date of this report.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.3 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

☐	fair values of the assets transferred;

☐	liabilities incurred to the former owners of the acquired business;

☐	equity interests issued by the Company;

☐	fair value of any asset or liability resulting from a contingent consideration arrangement; and

☐	fair value of any pre-existing equity interest in the subsidiary.

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

Acquisition-related costs are expensed as incurred.

The excess of the

☐	consideration transferred,

☐	amount of any non-controlling interest in the acquired entity, and

☐

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.6 Interest

Interest (IFRS 9 - 2021, 2022 and 2023)

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.8 Financial assets and financial liabilities (IFRS 9 -  2021, 2022 and 2023 only)

i Initial recognition and measurement

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.8 Financial assets and financial liabilities (IFRS 9 -2021, 2022 and 2023 only) - continued

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.8 Financial assets and financial liabilities (IFRS 9 -2021, 2022 and 2023 only) - continued

v. Identification and measurement of impairment

IFRS 9 outlines a “three-stage” model for impairment based on changes in credit quality since initial recognition as summarized below:

☐	A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1” and has its credit risk continuously monitored by the Company.

☐	If a significant increase in credit risk since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired.

☐	If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”.

☐

Financial instruments in Stage 1 have their expected credit loss measured at an amount equal to the portion of lifetime expected credit losses that result from default events possible within the next 12 months. Financial instruments in Stages 2 or 3 have their expected credit loss measured based on expected credit losses on a lifetime basis.

☐	A pervasive concept in measuring expected credit loss in accordance with IFRS 9 is that it should consider forward looking information.

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

The quantitative information is a primary indicator of significant increase in credit risk and is based on the change in lifetime probability of default by comparing:

☐	the remaining lifetime probability of default at the reporting date; with

☐	the remaining lifetime probability of default for this point in time that was estimated based on facts and circumstances at the time of initial recognition of the exposure.

The probability of defaults used are forward looking and the Company uses the same methodologies and data used to measure the loss allowance for expected credit loss.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.8  Financial assets and financial liabilities (IFRS 9 -2021, 2022 and 2023 only) - continued

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

Credit-impaired financial assets

A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Credit-impaired financial assets are referred to as Stage 3 assets. Evidence of credit-impairment includes observable data about the following events:

☐	Significant financial difficulty of the borrower;

☐	a breach of contract such as a default or past due event; or

☐

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.8 Financial assets and financial liabilities (IFRS 9 -2021, 2022 and 2023 only) - continued

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

The Company considers the following as constituting an event of default:

☐	the borrower is past due more than nine months on any material credit obligation to the Company; or

☐	the borrower is unlikely to pay its credit obligations to the Company in full.

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

Objective evidence that financial assets are impaired includes:

☐	significant financial difficulty of the borrower;

☐	default or delinquency by a borrower;

☐	the restructuring of a loan by the Company on terms that the Company would not consider otherwise;

☐	indications that a borrower will enter bankruptcy; or

☐	observable data relating to a group of assets such as adverse changes in the payment status of borrowers in the Company, or economic conditions that correlate with defaults in the Company.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.8  Financial assets and financial liabilities (IFRS 9 -2021, 2022 and 2023 only) - continued

v. Identification and measurement of impairment - continued

Impairment measurement and recognition - continued

The Company recognizes loss allowance for expected credit loss on loan receivables.

Expected credit losses are required to be measured through a loss allowance at an amount equal to:

☐

12-month expected credit loss, i.e. lifetime expected credit loss that result from those default events on the financial instrument that are possible within 12 months after the reporting date, (referred to as Stage 1); or

☐	Full lifetime expected credit loss, i.e. lifetime expected credit loss that result from all possible default events over the life of the financial instrument, (referred to as Stage 2 and Stage 3).

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.8 Financial assets and financial liabilities (IFRS 9 -2021, 2022 and 2023 only) - continued

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

-          Financial software

 Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

-          Land use right

Cost of acquisition of land use rights is capitalised and amortised on a straight-line basis over the lease terms of the land use rights of 40 years.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

2.15 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. For the years ended December 31, 2019 and 2020, a total of 269,252 and 1,069,615 ordinary shares were issued to certain directors and a key employee as a share-based compensation, respectively. The Company’s board of directors adopted the 2022 Equity Incentive Plan in July, effective as of July 8, 2022, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Equity Incentive Plan, or 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 384,000,000 ordinary shares. There is no share-based compensation for the years ended December 31, 2022 and 2023.

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

2.16 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2021, 2022 and 2023, are discussed in Note 10.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

☐

where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

☐	receivables and payables are stated with VAT included.

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

2.21 Statutory reserve

In accordance with the relevant regulations and their articles of subsidiaries of the Company incorporated in PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the statutory reserve until the reserve has reached 50% of the relevant subsidiary's registered capital. The reserve can only be used for the specific purposes and are not transferable to the Company in the forms of loans, advances or cash dividends. For the years ended December 31, 2022 and 2023, no appropriations to the statutory reserve have been made by the Company.

2.22 General risk reserve

General risk reserve is referred to as the reserve fund that is created by keeping aside a part of profit earned by the business during the course of an accounting period for fulfilling various business needs like meeting contingencies, offsetting future losses, enhancing the working capital, etc. For the years ended December 31, 2022 and 2023, no appropriations to the general reserve have been made by the Company.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

3. Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not mandatory for the year ended December 31, 2023 and which have not been adopted in these financial statements. These include the following which may be relevant to the Company.

Effective for accounting periods beginning on or after
Amendments to IAS 12, Income Taxes	January 1, 2024
Amendments to IAS 16, Leases	January 1, 2024
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2024
Amendments to IAS 21,Lack of Exchangeability	January 1, 2025
IFRS 18, Presentation and Disclosure in Financial Statements	January 1, 2027

Management anticipates that all of the relevant pronouncements will be adopted by the Company for the first period following the effective date of the pronouncement. Information on new standards and amendments, that are expected to be relevant, is provided below.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

A number of significant judgments are also required in applying the accounting requirements for measuring expected credit loss, such as:

☐	Determining criteria for significant increase in credit risk;

☐	Choosing appropriate models and assumptions for the measurement of expected credit loss.

Further details of identification and measurement of expected credit loss impairment were discussed in Note 2.8 of Notes to the Consolidated Financial Statements.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company's PRC subsidiary is open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2022 and 2023 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

☐

Ensuring that the Company has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Company’s stated policies and procedures, IFRS and relevant supervisory guidance.

☐	Identifying, assessing and measuring credit risk across the Company, from an individual loan to a portfolio level.

☐

Creating credit policies to protect the Company against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

☐	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

☐

Developing and maintaining the Company’s processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward-looking information and the method used to measure expected credit loss.

☐	Ensuring that the Company has policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

☐

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

5. Credit risk - continued

Maximum exposure to credit risk - financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Company’s maximum exposure to credit risk on these assets.

	2023
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Loans receivable	-	-	248,350	248,350
Accrued interest	-	-	157,726	157,726
Gross loans receivable	-	-	406,076	406,076
Credit impairment losses	-	-	(212,394)	(212,394)
Carrying amount	-	-	193,682	193,682

	2022
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Loans receivable	-	-	753,043	753,043
Accrued interest	-	-	443,359	443,359
Gross loans receivable	-	-	1,196,402	1,196,402
Credit impairment losses	-	-	(640,290)	(640,290)
Carrying amount	-	-	556,112	556,112

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

6. Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Company-specific and market-wide events.

Liquidity risk management

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2023, the Company did not have funds obtained from banking financial institutions.

As all loans receivable of the Company are credit impaired, the Company is facing significant liquidity issue. Obligations to loans payable, State Taxation Administration, employees and service providers are all over due.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The following table sets out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Assets subject to market risk
Loans receivable	556,112	193,682

Liabilities subject to market risk
Loan payable	161,439	161,439
Convertible notes payable	7,264	10,011

There has been no change to the manner in which the Company manages and measures it’s market exposure in the current year.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

8. Capital risk

As of December 31, 2023, there was no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

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

According to the relevant laws and regulations applicable in the Hubei Province, the capital requirement for the microfinance industry is that the registered capital shall not be less than RMB50 million. As of December 31, 2023, the registered capital of the VIE was RMB450 million. There is no other capital requirement from the regulatory authority.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

	As of December 31, 2023
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	2,533	2,533
Loans receivable	193,682	193,682
	196,215	196,215

Financial liabilities
Loans payable	161,439	161,439
Convertible notes payable	10,011	10,011
	171,450	171,450

	As of December 31, 2022
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	295	295
Loans receivable	556,112	556,112
	556,407	556,407

Financial liabilities
Loans payable	161,439	161,439
Convertible notes payable	7,264	7,264
	168,703	168,703

The fair values of loans payable are approximately the carrying amount of loans payable as all loans payable are overdue as of December 31, 2023.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

10. Loss before income taxes

Expenses by nature

	Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Depreciation of property, plant and equipment	2,973	2,952	2,903
Amortization of intangible asset	1	*-	1
Directors
- salaries and related costs	602	816	552
- social benefits contribution	11	24	-
Key management personnel (other than directors)
- salaries and related costs	1,380	1,212	1,317
- social benefits contribution	11	-	10
Other than directors and key management personnel
- salaries and related costs	578	689	605
- social benefits contribution	44	36	14

*Less than RMB1,000

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

11.  Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. No provision for Hong Kong Profits Tax has been made as the subsidiary incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the years ended December 31, 2021, 2022 and 2023. Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2021, 2022 and 2023.

The reconciliation between tax expense and accounting profit at applicable PRC tax rates of 25% is as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before income taxes	(128,072)	(30,344)	(395,803)
Computed expected income tax expense	(32,018	(7,586)	(98,951)
Tax effect of non-deductible expenses	33,058	7,573	109,650
Tax effect of tax-exempt entities	604	(1,503)	(2,580)
Tax effect of non-taxable income	(1,644)	1,516	(8,119)
Income tax expense	-	-	-

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

12.  Earnings/(loss) per share

Basic and diluted earnings per share are calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 1,002,201,016, 1,003,303,952 and 2,109,776,108 for 2021, 2022 and 2023, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares, from December 28, 2017, the right to receive forty-eight (48) Shares, and from July 25, 2023, the right to receive four hundred and eighty (480) Shares.

Computation of basic and diluted earnings/(loss) per share:

	2021 RMB’000	2022 RMB’000	2023 RMB’000
Net profit/(loss) attributable to the equity holders of the Company - numerator for basic and diluted earnings/(loss) per share	(102,458)	(24,275)	(316,642)
Number of shares in thousands
Weighted average share outstanding - denominator for basic and diluted earnings/(loss) per share	1,002,201	1,003,304	2,109,776
Basic and diluted earnings/(loss) per share	(0.10)	(0.02)	(0.15)

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

13. Cash, cash equivalents and restricted cash

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Cash on hand	41	41
Cash at bank	87	2,325
Restricted cash at bank(1)	167	167
Cash, cash equivalents and restricted cash per consolidated statements of cash flow	295	2,533

_______________

(1) This related to cash deposits in the bank accounts that are frozen by court order as Chutian was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

14. Loans receivable, net of credit impairment losses

The total loans receivable are comprised of the following:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Loans receivable at amortized cost	753,043	248,350
Accrued interest	443,359	157,726
Gross loans receivable	1,196,402	406,076
Less: Credit impairment losses	(640,290)	(212,394)
Loans receivable, net of credit impairment losses	556,112	193,682

The following table provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Credit impairment losses as at January 1	597,870	640,290
Charge to statement of profit and other comprehensive income	42,420	373,647
Written off of impairment losses	-	(801,543)
Credit impairment losses as of December 31	640,290	212,394

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

 14. Loans receivable, net of credit impairment losses - continued

The Company originates loans to customers located primarily in Wuhan City, Hubei Province. The Company’s headquarters, borrowers and operations are located in Wuhan, People’s Republic of China, the epicenter for the COVID-19 pandemic. As a result of the COVID-19 outbreak which was first reported on December 31, 2019 in Wuhan, People’s Republic of China, the Chinese government imposed a lockdown on the entire Hubei Province, travel restrictions and quarantine, the Company’s borrowers and operations have been significantly disrupted. Further, all of our customers are located in Wuhan, People’s Republic of China, as a result of the COVID-19 pandemic, government lockdown, travel restrictions, reduced economic activity and quarantines imposed by the Chinese government in the past years, together with the overall domestic economy downturn, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers.

This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

The loans receivable were secured, interest at range from 1.25% to 3.30% (2022: 1.25% to 3.30%) and repayable on demand.

15. Prepaid expenses

Prepaid expenses consist of the following:

	As of December 31,
	2022	2023
	RMB’000	RMB’000

Others	4,629	6,129

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

16. Property, plant and equipment

The Company’s property, plant and equipment consisted of the following:

	Property	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At December 31, 2021, 2022 and 2023	48,140	579	1,078	3,923	53,720

Accumulated depreciation
At December 31, 2021	7,327	550	800	2,863	11,540
Depreciation	2,286	-	113	553	2,952
At December 31, 2022	9,613	550	913	3,416	14,492
Depreciation	2,286	-	110	507	2,903
At December 31, 2023	11,899	550	1,023	3,923	17,395

Carrying amount
At December 31, 2022	38,527	29	165	507	39,228
At December 31, 2023	36,241	29	55	-	36,325

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

17. Intangible asset

	Land use right	Acquired computer software	Total
	RMB’000	RMB’000	RMB’000
Cost
At December 31, 2021 and 2022	-	9	9
Addition	44,843	-	44,843
At December 31, 2023	44,843	9	44,852

Accumulated amotization
At December 31, 2021	-	4	4
Amortization	-	*	*
At December 31, 2022	-	4	4
Amortization	-	1	1
At December 31, 2023	-	5	5

Carrying amount
At December 31, 2022	-	5	5
At December 31, 2023	44,843	4	44,847

*Less than RMB1,000.

On November 13, 2023, the Company entered into certain land use right transfer agreement to acquire the land use right of a parcel of land located in Wuhan City, China, with a transaction value of USD6.3 million according to a land use right appraisal report. Pursuant to the Agreement, the Company agreed to issue a total of 18,007,046 restricted Class A ordinary shares, $0.00005 par value each, to Seller in exchange of the land use right.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

18. Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders. The average annual interest rates were approximately 12.7% and 12.7% at December 31, 2022 and 2023, respectively.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Loans payable to third parties	140,558	140,558
Loans payable to related parties(1)	881	881
Loans payable to shareholders(2)	20,000	20,000
Total	161,439	161,439

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

As of December 31, 2023, loans payable to third parties, related parties and shareholders were all overdue. Although certain loans payable were negotiated with schedule of repayments, the Company is unable to fulfill those obligations due to liquidity issue.

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

19. Convertible notes payable

	As of December 31,
	2022	2023
	RMB’000	RMB’000

Liability component on initial recognition	7,415	7,264
Issuance of convertible notes		7,269
Interest accrued	360	632
Notes converted to ADS	(517	(4,202)
Repayment and balance adjustments		(1,169)
Exchange difference	6	217
Total	7,264	10,011

On July 7, 2023, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to an institutional accredited investor Streeterville Capital, LLC. The Note has the original principal amount of US$325,000 and Investor gave consideration of US$300,000, reflecting original issue discount of US$15,000 and Investor’s fee of US$10,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company.

On August 7, 2023, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to Streeterville Capital, LLC. The Note has the original principal amount of US$700,000 and Investor gave consideration of US$657,500, reflecting original issue discount of US$32,500 and Investor’s fee of US$10,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company.

In 2023, shares of the Company’s common stock totaling 535,653,360 were issued by the Company to the Investor equaling principal amounted to US$0.6 million, and the Notes balance was RMB10.0 million ($1.4 million).

20. Salary and benefit payable

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Salary and benefit payable to employees	9,599	11,433
Consulting expenses payable to a shareholder’s representatives(1)	2,580	2,580
Total	12,179	14,013

As of December 31, 2023, due to liquidity issue faced by the Company, the Company was unable to pay its employees on monthly basis.

(1) See Note 27 of Notes to the Consolidated Financial Statements, Section 3. Consulting expenses for representatives from a shareholder for detailed disclosure.

21. Income taxes payable

As of December 31, 2023, Chutian had not been paying its corporate income tax of RMB32.5 million to the China State Administration of Taxation since 2018 due to liquidity issue.

22. Interest payable

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Interest payable to third parties	54,765	68,366
Interest payable to related parties(1)	1,819	1,926
Interest payable to shareholders(2)	16,226	20,606
Total	72,810	90,898

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

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

23. Other payable

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Other payable to related parties(1)	13,347	13,533
Accrued expenses	9,384	8,685
Other taxes payable(2)	3,211	3,615
Total	25,942	25,833

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

(b) Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total	Non- controlling interest	Total equity
	(thousands)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2021	1,002,201	326	383,174	383,500	95,875	479,375
Shares issued during the year	-	-	-	-	-	-
At December 31, 2021	1,002,201	326	383,174	383,500	95,875	479,375
Shares issued during the year	40,257	14	510	524	-	524
At December 31, 2022	1,042,458	340	383,684	384,024	95,875	479,899
Shares issued during the year	9,702,236	3,470	54,509	57,979	-	57,979
At December 31, 2023	10,744,694	3,810	438,193	442,003	95,875	537,878

_____________

* Less than 1,000.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

25. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2022 and 2023, total statutory reserves were RMB18.7 million and RMB18.7 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

26. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2022 and 2023, total statutory reserves were RMB9.2 million and RMB9.2 million, respectively.

27. Related party transactions

1. Loans payable to related parties

1.1 In 2018, loans payable of RMB60.0 million ($9.4 million) were borrowed from a related party, Hubei Shanyin Wealth Management Co., Ltd, a company that is 69.5% owned by the former Chairman and the Chief Executive Officer, Mr. Ricky Qizhi Wei, at an interest rate of 9% per annum with maturity ranging from August to October 2019. As of December 31, 2022 and 2023, these loans payable and the related interest payable were overdue. The interest expenses were RMB4.7 million ($0.7 million) and RMB4.7 million ($0.7 million) in 2022 and 2023, respectively.

As of December 31, 2022 and 2023, loans payable were RMB50.0 million ($7.3 million) and RMB50.0 million ($7.0 million) and the related interest payable was RMB19.7 million ($2.9 million) and RMB24.4 million ($3.4 million), respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

27. Related party transactions - continued

1.2 In 2018, loans payable of RMB20.0 million ($3.0 million) were borrowed from a related party, Hubei New Nature Investment Co., Ltd (“Hubei New Nature”), a company that is 80.8% owned by the former Chairman and the Chief Executive Officer, Mr. Wei, at an interest rate of 12% per annum and repayable in November 2019. In December 2018, loan of RMB0.5 million ($70,000) was repaid. In 2019, loans payable of RMB17.3 million ($2.5 million) were further borrowed, loans of RMB14.7 million ($2.1 million) were repaid. In 2019, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB9.9 million ($1.4 million) and interest payable of RMB3.1 million ($0.5 million) to Hubei New Nature. In 2020, certain loans receivable were novated to Hubei New Nature to offset against loans payable of RMB1.7 million ($0.3 million) and interest payable of RMB0.5 million ($0.1 million) to Hubei New Nature. In 2021 and 2022, the company made repayment amounting to RMB10 million ($1.6 million) and RMB130,000 ($19,000) respectively. The interest expenses were RMB0.7 million ($0.1 million), RMB118,000 ($17,000) and RMB107,000 ($15,000) in 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, loans payable were RMB0.9 million ($0.1 million) and RMB0.9 million ($0.1 million), and the related interest payable was RMB1.8 million ($0.3 million) and RMB1.9 million ($0.3 million), respectively.

2. Loans payable to shareholders

2.1 In June 2017, a loan payable of RMB10.0 million ($1.5 million) was borrowed from Wang Hailin, a shareholder who owned 7.7% of the VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million ($0.1 million) and RMB1.3 million ($0.2 million) in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million ($1.5 million) is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2022 and 2023, the loan payable and interest payable were overdue.

As of December 31, 2022 and 2023, loans payable were RMB 10.0 million ($1.5 million) and RMB 10.0 million ($1.4 million), respectively. As of December 31, 2022 and 2023, interest payable was RMB9.0 million ($1.3 million) and RMB11.4 million ($1.6 million), respectively.

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As a result of the court ruling mentioned above, the interest expense on these loans was RMB 2.0 million ($0.3 million) in 2022 and 2023 respectively. As of December 31, 2022 and 2023, loan payable was RMB 10.0 million ($1.5 million) and RMB 10.0 million ($1.4 million), and interest payable was RMB7.2 million ($1.0 million) and RMB9.2 million ($1.3 million).

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB 0.5 million ($70,000), RMB 0.5 million ($70,000 ) and nil were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, consulting expenses payable to these representatives were RMB 2.5 million ($0.4 million) and RMB 2.5 million ($0.4 million), respectively.

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

In addition, guarantee expenses of RMB 2.8 million ($0.4 million) were incurred for Hubei New Nature for the years ended December 31, 2022. In 2023, no guarantee expense was accrued.

As of December 31, 2022 and 2023, payables to Hubei New Nature were RMB 10.5 million ($1.5 million) and RMB 10.5 million ($1.5 million), respectively.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

27. Related party transactions - continued

5. Loans receivable from related parties

5.1 In 2016, loans receivable of RMB8.0 million ($1.2 million) were lent to Hubei Baoli Ecological Conservation Co., Ltd at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. The interest received on the loan was nil, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, this loan was overdue.

5.2 In 2016, loans receivable of RMB3.0 million ($0.4 million) were lent to Kang Chen at an interest rate of 36% per annum. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of the VIE. As of December 31, 2022 and 2023, this loan was overdue.

DUNXIN FINANCIAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Yan Luo and Xiaohu Li Labor Dispute

In 2023, Yan Luo and Xiaohu Li have filed a lawsuit with the Wuhan Wuchang District People's Court against Hubei Chutian Microfinance Co., Ltd. due to a labor dispute. The specific details of the dispute are unknown as of the date of this annual report.

Hubei Chutian Microfinance Co., Ltd. Loan Contract Disputes

In 2023, Hubei Chutian Microfinance Co., Ltd. filed a lawsuit with the Wuhan Wuchang District People's Court against Wuhan Baodi Jinjian Health Industry Development Co., Ltd., Yalan Liu, and Shaoxiong Liu due to a loan contract dispute. After two levels of trial by the Wuchang District People's Court and the Wuhan Intermediate People's Court, the final judgment ruled that the three defendants should repay a total principal and interest of RMB 29.56 million (USD 4.09 million) to Hubei Chutian Microfinance Co., Ltd. However, according to the investigation, the three defendants have multiple rounds of enforcement cases against them that have not been fully executed. There are currently no assets available for enforcement.

In 2023, Hubei Chutian Microfinance Co., Ltd. also applied for enforcement of outstanding loans against Fengxia He, Xiang Yu, Baokang Xiong, and Yongping Nan with the Wuhan Wuchang District People's Court. All four cases were accepted by the Wuchang District People's Court. However, due to the lack of enforceable assets by the defendants, all four cases have been terminated by the Wuhan Wuchang District People's Court.

Cases Entered into the Enforcement Process

Chutian had a total of twelve cases entered into the enforcement process for the year ended December 31, 2022, all of which were accepted and enforced by the Wuhan Wuchang District People’s Court, with an aggregate amount of RMB17,262,222 (US$2,554,449). Eleven of the cases entered into the enforcement process have been terminated by the Wuhan Wuchang District People’s Court because there were no other assets of Chutian available for enforcement. However, pursuant to the Civil Procedure Law of the People's Republic of China, once the court or the applicant petitioning for enforcement locates clues that Chutian owns new property or assets available for enforcement, the court may resume the enforcement procedure.

29. Subsequent events

On May 13, 2024, the Company and True Silver Limited  (the “Seller”), Chutian Financial Holdings (Hong Kong) Limited (“Target”) and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Target in exchange for nominal cash consideration of US$1. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the Target and as a result, assume all assets and liabilities of the Target and subsidiaries owned or controlled by the Target. The gains of RMB 71.7 million that is net of consideration to be expected.

