Form 20-F
period 2024-12-31
Eason Technology Ltd
filed 2025-09-24
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______ to ___

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED (FORMERLY KNOWN AS DUNXIN FINANCIAL HOLDINGS LIMITED)
(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of principal executive offices)

Mr. Longwen Stanley He

Chief Executive Officer

Tel: +86-27-87303888

E-mail: ir@dunxin.us

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Ordinary shares, par value $0.00005 per share		NYSE American LLC *
American depositary shares, each representing 60,000 ordinary shares	DXF	NYSE American LLC

* Not for trading but only in connection with the listing on NYSE American LLC depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 13,492,655,803 Class A ordinary shares, par value $0.00005 per share; 512,232,237 Class B ordinary shares, par value US$0.00005 each.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each ADS representing the right to sixty thousand(60000) Class A ordinary shares, par value $0.00005 per share;

●	“CBRC” refers to the China Banking Regulatory Commission;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan, for the purpose of this annual report only;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and a variable interest entity of the Company;

●	“Chutian Holding” refers to Wuhan Chutian Investment Holding Limited, a PRC company and our wholly foreign owned enterprise with business license No. 91420100MA4KPA0H54;

●	“Eason” refers to Eason Technology Limited (formerly known as Dunxin Financial Holdings Limited), a Cayman Islands exempted company;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

●	“HK$” and “HKD” refer to the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Four Divisions” refers to Hong Kong Four Divisions International Limited, a Hong Kong company;

●	“Hong Kong Three Entities” refers to Hong Kong Three Entities Digital Technology Limited, a Hong Kong company;

●	“Hong Kong Yiyou” refers to Hong Kong YiYou Digital Technology Development Co., Ltd., a Hong Kong company;

●	“IFRS” refers to International Financial Reporting Standards are issued by the International Accounting Standards Board (“IASB”);

●

“Microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services;

●	“MOFCOM” refers to the Ministry of Commerce of People’s Republic of China;

●	“PBOC” refers to the People’s Bank of China;

●	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

●	“RMB” and “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to the State Administration of Foreign Exchange;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shares” or “ordinary shares” refer to our Class A ordinary shares, par value $0.00005 per share;

●	“Shenzhen Four Divisions” refers to Shenzhen Four Divisions Global Industrial Management Co., Ltd, a PRC company;

●	“True Silver” refers to True Silver Limited, a British Virgin Islands company;

●	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States;

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the former operating company of Eason in microfinance business which was disposed in 2024; and

●

“we,” “us,” “our,” or the “Company” refers to Eason Technology Limited and its subsidiaries, unless the context requires otherwise. When used herein to describe events prior to the CIB Transaction, the terms “Company,” “Xiniya,” “we” and “us” refers to Dunxin Financial Holdings Limited (formerly known as China Xiniya Fashion Limited) and its consolidated subsidiaries before such time.

Presentation of Our Financial and Operating Data

This annual report includes our audited consolidated statements of profit or loss and other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024, and consolidated statements of financial position data as of December 31, 2023 and 2024.

Eason’s predecessor, China Xiniya Fashion Limited, completed the initial public offering of 8,000,000 ADSs, each representing the right to receive four (4) ordinary shares, on November 29, 2010. On November 23, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XNY” and on December 28, 2017, we transitioned to the NYSE American LLC (“NYSE American”) and began trading under our new symbol “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) Shares, from December 18, 2014, the right to receive sixteen (16) Shares, from December 28, 2017, the right to receive forty-eight (48) Shares, from July 25, 2023, the right to receive four hundred and eighty (480) Shares and from January 10, 2025 the right to receive sixty thousand (60,000) Shares.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to $1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. Unless otherwise noted, all other financial and other data related to the company in this annual report is presented in U.S. dollars. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “predict,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “could,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the potential impact of the economic, political and social conditions of the PRC on our business;

●	any changes in the laws of the PRC or local province that may affect our operation;

●	the impact of COVID-19 on our operations and business plans;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to operate as a going concern;

●	the liquidity of our securities;

●	our ability to develop and market our real estate operation management and digital security technology business in the future;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to maintain effective internal control over financial reporting;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our dependence on the growth in demand for our services and products;

●	our ability to diversify our products and services offerings and capture new market opportunities;

●	the costs and losses we may incur as a result of current ongoing and future litigation and claims;

●	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;

●	the costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and

●	the loss of key members of our senior management.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to make an investment in our securities. Eason is a Cayman Islands holding company with substantial operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

RISK FACTORS SUMMARY

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this annual report. The main risks set forth below and others you should consider are discussed more fully in the section entitled “ Item 3.D. Risk Factors” beginning on page 7, which you should read in its entirety.

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

Our microfinance, real estate operation management and digital security technology business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way we conduct our business and may negatively impact our financial results.

We are subject to extensive and complex state, provincial and local laws, rules and regulations with regard to our  operations, capital structure, and allowance for loan losses, among other things. These laws, rules and regulations are issued by different central government ministries and departments, provincial and local governments while enforced by different local authorities.

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

Eason was incorporated in the Cayman Islands and we conduct most of our operations in China through our subsidiaries. In addition, all of our officers and our chairman reside outside the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to conduct due diligence on the business or attend shareholders meetings if such meetings are held in China, and it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

We operate our business in the PRC. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 5.0% in 2024. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs in a number of ways, including:

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

Eason is a holding company with substantial operations in the PRC. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

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

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent Eason from using proceeds from future financing activities to make loans or additional capital contributions to its PRC operating subsidiary.

As an offshore holding company with PRC subsidiary, Eason may transfer funds to its PRC subsidiary or finance its operating entity by means of shareholder loans or capital contributions. Any loans to Eason’s PRC subsidiary, which are foreign-invested enterprises, shall be limited to within the margin between the total investment and registered capital approved by the examination and approval authorities. Within the scope of the aforementioned margin foreign-invested enterprises may voluntarily contract foreign debts. Where the margin is exceeded, the original examination and approval authorities shall re-conduct appraisal and determination of total investment. Such loan shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to the Company’s PRC subsidiary, which are foreign-invested enterprises, shall be subject to record-filing via the Comprehensive Management System of the MOFCOM. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital increase contributions to the Company’s PRC subsidiary may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

We conduct our business in China primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it regulates and may intervene our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of Eason face potential uncertainty from actions taken by the PRC government affecting our business.

Eason may rely on dividends and other distributions on equity paid by the Company’s wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Company’s subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Eason is a holding company, and it may rely on dividends from its wholly-owned subsidiaries and service, license and other fees paid to its wholly-owned subsidiary in China for its cash requirements, including any debt it may incur. Current PRC regulations permit the Company’s PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, the Company’s PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of the Company’s subsidiaries is required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of its board of directors. These reserves are not distributable as cash dividends. Furthermore, if the Company’s PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect the Company’s PRC subsidiary’s ability to pay dividends and other distributions to us. Any limitation on the ability of the Company’s subsidiaries to distribute dividends to us or on the ability to make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In their audit report issued in connection with our financial statements as of and for the year ended December 31, 2024, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. The Company incurred a net loss of RMB 502.1 million (US$69.8 million) during the year ended December 31, 2024. The Company recorded net negative operating cashflow of RMB9.1 million (US$1.3 million) during the year ended December 31, 2024, and net current liabilities of RMB18.2 million (US$2.5 million) and an accumulated loss of RMB535.2 million (US$73.3 million) as of December 31, 2024. There is also uncertainty related to the outcome of the lawsuits filed against the Company. We have prepared our financial statements on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Our financial statements do not include any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to liquidate our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements. If we are unable to continue as a going concern, our stockholders may lose all or a substantial portion or all of their investment.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in early 2013 and have a limited operating history. Our revenue was RMB44.8 million($6.6 million), RMB11.2 million (US$1.6 million) and RMB12.3 million (US$1.7 million) in 2022, 2023 and 2024, respectively. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the real estate operation management and digital security technology business may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

●	obtain sufficient working capital and increase our registered and paid-up capital to support expansion of our loan portfolio;

●	comply with any changes in the laws and regulations of the PRC or local province that may affect our real estate operation management and digital security technology business;

●	maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;

●	implement our customer development, risk management and acquisition strategies and adapt and modify them as needed;

●	integrate any future acquisitions; and

●

anticipate and adapt to changing conditions in the Chinese real estate operation management and digital security technology industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

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

As of December 31, 2024, we had cash balances totaled RMB79,000 (US$11,000), compared to RMB2.5 million (US$0.4 million) as of December 31, 2023.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and related parties, as well as equity and debts financing. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms and our loan receivables were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default in certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 32 of the Consolidated Financial Statements - Commitments and contingencies for detailed disclosure). As a result, we require additional cash resources due to changed business conditions or other future developments. If our current resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

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

Historically, our primary business activities were offering direct loans to our customers prior to the suspension of our microfinance lending business. From 2023, we developed new business, including digital security technology services and real estate operation management, etc. If we are unable to maintain and grow the operating revenues from our business, our future revenues and earnings are not likely to grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through our PRC subsidiaries. As a result, our business may be negatively affected due to the loss of one or more members of our management.

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

Eason is a Cayman Islands holding company. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in our subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of the Company’s contractual arrangements with the VIE, and their shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Although we believe we, our PRC subsidiary are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that the Company’s contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we do not comply with applicable law, the competent PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary;

•	imposing fines, confiscating the income from our PRC subsidiary, or imposing other requirements with which we may not be able to comply;

•	restricting or prohibiting our use of the proceeds to finance our business and operations in China.

Any of these or similar occurrences could significantly disrupt the Company’s business operations or restrict the PRC subsidiaries from conducting a substantial portion of its business operations, which could materially and adversely affect the Company’s business, financial condition and results of operations.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because Eason was incorporated under Cayman Islands law.

Eason is an exempted company incorporated under the laws of the Cayman Islands. Eason’s corporate affairs are governed by its second amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands (As Revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Eason’s directors to it under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Eason’s shareholders and the fiduciary responsibilities of Eason’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Eason is a Cayman Islands company and all of its assets are located outside of the United States. Substantially all of its current operations are conducted in the PRC. In addition, most of Eason’s directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against Eason’s assets or the assets of its directors and officers.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our holding company, Eason Technology Limited (formerly known as Dunxin Financial Holdings Limited and China Xiniya Fashion Limited), was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010.

Before June 2024, we were primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. Substantially all of our operations are conducted in the PRC through Chutian, which holds all the certificates, business license and other requisite licenses for the microfinance lending businesses. We mainly engaged in microfinance lending business and conducted our operations in China primarily through our PRC subsidiaries and the VIE. PRC laws and regulations restrict and impose conditions on foreign investment in microfinance lending businesses. Accordingly, we operated our microfinance lending business in China through the VIE. We have evaluated the guidance in IFRS 10 Consolidated Financial Statements and IFRS 12 Disclosure of Interests in Other Entities and consolidated the results of the VIE in our financial statements, for accounting purposes, based upon such contractual arrangements. Investors in our ordinary shares or ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and investors may never directly hold equity interests in the VIE in China, Chutian.

We provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in the second half year of 2019.

On May 13, 2024, we entered into certain share purchase agreement (the “Disposition SPA”) with True Silver, Chutian HK, and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Chutian HK in exchange for nominal cash consideration of US$1. Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian, Chutian HK and all subsidiaries owned or controlled by Chutian HK. Upon the transaction contemplated by the Disposition SPA closed on June 12, 2024, we divested microfinance lending business.

Separately, we established the headquarters and operate our digital security technology business in Hong Kong. Our technical team will focus on cutting-edge areas such as digital asset security, intellectual property security, AI computing power, etc., to develop application-level security products with proprietary intellectual property rights. Through this initiative, we aim to expand comprehensive strategic partnerships with financial institutions and smart technology enterprises, building a competitive advantage in the fintech and digital security sectors.

The following is a brief description of each of Eason’s subsidiaries:

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

●

Hong Kong Yiyou. Hong Kong YiYou Digital Technology Development Co. Ltd., wholly owned by True Silver, is a limited liability company incorporated on August 2, 2023, under the Companies Ordinance of Hong Kong, with 100,000 ordinary shares.

●

Shenzhen Four Divisions.  Shenzhen Four Divisions Global Industrial Operation Co., Ltd. is a limit liability company incorporated under laws of PRC on November 1, 2023. Shenzhen Four Divisions currently holds a business license 91440300MAD18XDH75.

The following is a brief description of the VIE entities and the VIE Agreements entered into on August 10, 2017, among Chutian Holding, Chutian and certain shareholders of Chutian, through which we seek to control 80% equity interests of Chutian. We have divested the following entities in June 2024.

●	Chutian Holding. Chutian Holding is a wholly foreign owned enterprise and a limited liability company in China established by Chutian HK on November 4, 2016. Chutian Holding was disposed in June 2024.

●

Chutian. Chutian is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, China. Through a series of contractual arrangements entered into among Chutian Holding, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement the (collectively, the “VIE Agreements”), Chutian Holding is deemed to be the primary beneficiary of Chutian, for accounting purposes, and therefore can consolidate 80% of Chutian’s financial results. Chutian was disposed in June 2024.

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

As of the date of this annual report, we and our PRC subsidiaries  have received from PRC and BVI authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and BVI, and no permission or approval has been denied. The following table provides details of permissions held by our PRC subsidiaries.

Company	License and Permission	Issuing Authority	Validity
True Silver	Certificate of Incorporation	BVI Financial Services Commission	Long-term
Hong Kong Four Divisions	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
Hong Kong Three Entities	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
Hong Kong Yiyou	Certificate of Incorporation	Registrar of Companies, Hong Kong Special Administrative Region	Long-term
Shenzhen Four Divisions	Business license	Market Supervision Administration of Shenzhen	Long-term

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

Our ADSs were listed on the New York Stock Exchange on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. Our current ratio of our ADS to Class A ordinary shares is 1:60,000. Our ADSs were traded under the symbol “XNY” from November 23, 2010 to March 4, 2018, and on March 5, 2018, our ADSs began trading under the symbol “DXF.”  Effective on January 10, 2025, the Company changed its name to "Eason Technology Limited" and its dual foreign name in Chinese from "敦信金融控股有限公司" to "益生科技集团".  The trading symbol of the Company's ADSs and the CUSIP number remain unchanged.

Recent Developments

Closing of January 2025 PIPE

The Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”) on January 8, 2025, pursuant to which the Company agreed to sell 6,000,000,000 Class A ordinary shares, par value $0.00005 per share (the “Shares”), at a per share purchase price of $0.00005, for an aggregate purchase price of approximately $0.3 million (the “Offering”).

On January 14, 2025, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Shares to the Purchasers pursuant to the SPA.

Entry into a Real Property Purchase Agreement

On January 14, 2025, the Company and Shenzhen Four Divisions Global Industrial Operations Co. Ltd. (“Shenzhen Four Divisions”), a subsidiary of the Company, entered into certain real property purchase agreement (the “Purchase Agreement”) with Hubei Fuxin Real Estate Co., Ltd. (the “Seller”), to acquire from the Seller a property located in Yunmeng County, Xiaogan City, Hubei, China (the “Property”), with a construction area of 1,487 square meters and a transaction value of RMB 8,532,700 (approximately USD 1.17 million) according to a real property appraisal report. Pursuant to the Purchase Agreement, the Company agreed to issue a total of 36,000,000,000 restricted Class A ordinary shares, par value $0.00005 each, as consideration to Seller for the property (the “Property Acquisition”).

The Purchase Agreement contains customary representations and warranties from both parties, and the closing of the Property Acquisition is subject to various closing conditions set forth therein.

On January 16, 2025, the Company consummated the Property Acquisition upon the satisfaction or waiver of all closing conditions set forth in the Purchase Agreement. The Company plans to commence operations in its real estate leasing business and associated management services, which focuses on acquiring and leasing properties to generate stable revenue streams while providing supplementary management services to tenants. The Company’s strategy includes acquiring commercial center assets and industrial park properties, which are then leased to tenants such as medical institutions. This strategy will help the Company generate income through fixed rental agreements and, in certain cases, operational and management service fees based on tenant profitability.

Entry into a Lease Agreement

On January 16, 2025, Shenzhen Four Divisions entered into certain Lease Agreement (the “Lease Agreement”) with Hubei Zongyang Hospital Co., Ltd. (the “Tenant”) to lease the Property to the Tenant for the operation of a traditional Chinese medicine hospital. Pursuant to the terms of the Lease Agreement, the Tenant shall pay a monthly rent of RMB 42,000, payable in six-month intervals, with a security deposit equivalent to three months' rent. Shenzhen Four Divisions is responsible for any major repairs, while the Tenant covers utilities and must adhere to approved property use. Renewals of the Lease Agreement shall require two months' prior notice, and unauthorized subleasing or misuse can result in penalties or termination. Any disputes between Shenzhen Four Division and the Tenant shall be resolved through negotiation or local courts.

Entry into a Material Agreement

On February 16, 2025, the Company entered into a purchase agreement to acquire 100% equity in Hongkong Starlux Intelligent Technology, a blockchain technology company focused on blockchain security and the application of blockchain technology. As of the date of this report, this acquisition was not consummated yet.

The following diagram illustrates our current corporate structure as of the date of this report:

VIE Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended December 31, 2022, 2023 and 2024, and selected balance sheet information as of December 31, 2023 and 2024 showing financial information for Eason, non-VIE subsidiaries and the VIE, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram.

●	“parent” refers to Eason Technology Limited, a Cayman Islands exempted company;

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

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Eason;

Consolidated Statements of Operations Information

		Year Ended December 31, 2024
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Revenue	-	12,315	-	-	12,315
Cost of goods sold	-	(2,744)	-	-	(2,744)
Gross profit	-	9,571	-	-	9,571

Interest income on loans	-	-	-	-	-
Interest expenses on loans	(839)	(17)	-	-	(856)
Net interest loss	(839)	(17)	-	-	(856)

Operating expenses
General and administrative	(10,915)	(638)	-	-	(11,553)
Total operating expenses	(10.915)	(638)	-	-	(11,553)

Loss on disposal of discontinued operations and subsidiaries	(497,532)	-	-	-	(497,523)

Net (loss)/income before income tax	(509,286)	8,916	-	-	(500,370)
Income tax expenses	-	(1,711)	-	-	(1,711)
Net (loss)/income	(509,286)	7,205	-	-	(502,081)

		Year Ended December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Consolidated Cash Flows Information	-	-	11,218	-	11,218
Interest expenses on loans	(632)	(363)	(17,725)	-	(18,720)
Business related taxes and surcharges	-	-	(405)	-	(405)
Total interest expense	(632)	(363)	(18,130)	-	(19,125)
Net interest loss	(632)	(363)	(6,912)	-	(7,907)
Credit impairment losses	-	-	(373,647)	-	(373,647)
Net interest loss after impairment loss	(632)	(363)	(380,559)	-	(381,554)
General and administrative	(9,689)	(79)	(4,481)	-	(14,249)
Total operating costs and expenses	(9,689)	(79)	(4,481)	-	(14,249)
Net loss	(10,321)	(442)	(385,040)	-	(395,803)

		Year Ended December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	44,797	-	44,797
Interest expenses on loans	(360)	(361)	(20,575)	-	(21,296)
Business related taxes and surcharges	-	-	(405)	-	(405)
Total interest expense	(360)	(361)	(20,980)	-	(21,701)
Net interest income/(loss)	(360)	(361)	23,817	-	23,096
Credit impairment losses	-	-	(42,420)	-	(42,420)
Net interest loss after impairment loss	(360)	(361)	(18,603)	-	(19,324)
Sales and marketing	-	-	(514)	-	(514)
General and administrative	(5,654)	(22)	(4,830)	-	(10,506)
Total operating costs and expenses	(5,654)	(22)	(5,344)	-	(11,020)
Net loss	(6,014)	(383)	(23,947)	-	(30,344)

Consolidated Balance Sheet Information

		As of December 31, 2024
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	-	-	-	-
Amount due from Non-VIE	46,168	331	-	(46,499)	-
Loans receivable, net of credit
impairment losses	-	-	-	-	-
Current assets	58,117	12,945	-	(46,499)	24,563
Amount due to VIE	-	-	-	-	-
Amount due to Non-VIE	(331)	(46,168)	-	46,499	-
Investment in non-VIE subsidiaries	365	9	-	(374)	-
Equity in the VIE through the
VIE Agreements	-	-	-	-	-
Assets	58,482	59,249	-	(46,873)	70,858

		As of December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,555	-	(1,555)	-
Amount due from Non-VIE	44,871	350	16,297	(61,518)	-
Loans receivable, net of credit
impairment losses	-	-	193,682	-	193,682
Current assets	51,862	2,734	209,266	(61,518)	202,344
Amount due to VIE	(15,483)	(813)	-	16,296	-
Amount due to Non-VIE	(350)	(44,872)	(1,555)	46,777	-
Investment in non-VIE subsidiaries	364	-	-	(364)	-
Equity in the VIE through the				-
VIE Agreements	1,091,544	-	-	(1,091,544)	-
Assets	1,143,760	47,586	245,596	(1,153,426)	283,516

		As of December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,558	-	(1,558)	-
Amount due from Non-VIE	-	353	15,097	(15,450)	-
Loans receivable, net of credit
impairment losses	-	-	556,112	-	556,112
Current assets	3,494	2,696	571,855	(17,009)	561,036
Amount due to VIE	(14,284)	(813)	-	15,097	-
Amount due to Non-VIE	(353)	-	(1,558)	1,911	-
Investment in non-VIE subsidiaries	354	-	-	(354)	-
Equity in the VIE through the				-
VIE Agreements	1,060,381	-	-	(1,060,381)	-
Assets	1,064,219	2,705	611,088	(1,077,743)	600,269

Consolidated Cash Flows Information

	Year Ended December 31, 2024
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(8,929)	(169)	-	-	(9,098)
Total cash generated by financing activities	8,272	-	-	-	8,272
Effect of exchange rate changes	(1,628)	-	-	-	(1,628)
Net decrease in cash, cash equivalents and restricted cash	(2,285)	(169)	-	-	(2,454)

		Year Ended December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(11,017)	-	-	-	(11,017)
Total cash generated by financing activities	14,785	-	-	-	14,785
Effect of exchange rate changes	(1,530)	-	-	-	(1,530)
Net increase in cash, cash equivalents and restricted cash	2,238	-	-	-	2,238

	Year Ended December 31, 2022
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(7,385)	(50)	-	-	(7,435)
Total cash generated by/(used in) financing activities	6,758	(130)	-	-	6,628
Effect of exchange rate changes	706	-	-	-	706

Net increase/(decrease) in cash, cash equivalents and restricted cash	79	(180)	-	-	(101)

Transfer of Cash Through our Organization

For the years ended December 31, 2023 and 2024, due to the severe financial restraint, we suspended offering loans to our customers and we primarily relied on debt/equity funding and the financial supporting from related company. Eason did not make any cash contributions to its VIE and non-VIE subsidiaries and there was no transfer of cash among Eason, VIE and non-VIE subsidiaries.

Dividends and Other Distributions

Eason is a holding company incorporated in the Cayman Islands and conducts businesses in China through its PRC subsidiaries and the VIE. We are permitted under PRC laws and regulations to provide funding to our subsidiaries only through loans or capital contributions, and to the VIE only through loans, and only if we satisfy the applicable government registration and approval requirements.

Eason may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our ADSs or to service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. The Company’s PRC subsidiary is permitted to pay dividends only out of its retained earnings. However, the Company’s PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of the Company’s PRC subsidiaries’ net assets is prohibited from being distributed to its shareholders as dividends. To date, there have not been any such dividends or other distributions from our PRC subsidiaries or the VIE to our subsidiaries located outside of China. In addition, as of the date of this annual report, none of our subsidiaries and the VIE have ever issued any dividends or distributions to us or their respective shareholders outside of China. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this annual report, neither we nor any of our subsidiaries and the VIE have ever paid dividends or made distributions to U.S. investors. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

We have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers among Eason, the VIE and non-VIE subsidiaries. Cash transferred of less than RMB10.0 million (US$1.6 million) must be reported to and reviewed by Eason’s financial department and the PRC subsidiary's and the VIE’s chief executive officer, and must be approved by the Chief Financial Officer and Chairman of Eason. Cash transfer in excess of RMB10 million (US$1.6 million) must be approved by board of directors of Eason.

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

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their potential future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiary. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, ADS holders may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “Risk Factors-Risks Related to Doing Business in China-PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiary.” on page 15 of this annual report and “Risk Factors-Risks Related to Doing Business in China-Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.” on page 20 of this annual report.

Corporate information

Our principal executive offices are currently located at Room 612, 6/f, Kaiyue Comm Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong, the People’s Republic of China. The Company’s current telephone number is+852 92015035. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our current website is http://www.fdvsglobal.com. The information contained on our website or any third-party websites does not constitute a part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

B. Business Overview

Overview

Eason is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. We historically were primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China.

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

On May 13, 2024, we entered into certain share purchase agreement (the “Disposition SPA”) with True Silver, Chutian HK, and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Chutian HK in exchange for nominal cash consideration of US$1. Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian,  Chutian HK and subsidiaries owned or controlled by Chutian HK. Upon the transaction contemplated by the Disposition SPA closed on June 12, 2024, we divested the microfinance lending business.

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

Our Business

Microfinance Lending Business

Historically, we offered loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals. We used our website and our membership in certain industry associations to promote and to provide information about the Company and our products. After learning about the Company and our products, borrowers approached us to apply for their loans. We provided loans to individuals and companies through our credit teams.

Most of our borrowers were individuals and companies. Our typical size loans were around RMB 4.0 million (US$0.6 million) for individuals, and were around RMB7.0 million (US$1.1 million) for companies. Upon loan origination, our loans were either guaranteed or secured and have payment terms that were typically become due within twelve (12) months, subject to annual renewal of terms. In 2019, we began to experience defaults and suspended offering loans to our customers. In June 2024, we disposed 100% interests in VIE and divested all assets and liabilities of microfinance lending business.

The following is a general description of our loan products that were offered prior to the disposal of our microfinance lending business:

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

Employees

As of December 31, 2024, we had 10 full-time employees. We has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

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

We had 11, 10 and 14 full-time employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth by function the number of our full-time employees as of December 31, 2024:

Function	As of December 31, 2024
Operations	2
Technical personnel	9
Finance and Administration	3
Total	14

Intellectual Property

As of December 31, 2024, we did not own or have any significant intellectual property rights other than our registered domain name (http://www.fdvsglobal.com). It was registered in November 2020 and will be renewed upon expiration. The Company is not materially dependent on any intellectual property.

Competition

Real Estate Operation Management and Investment Business

In the real estate operation management sector, our competitors are commercial property service providers and affiliate operating subsidiaries of real estate groups.

Digital Security Technology Business

In the digital security technology business, we face competition from traditional market players, such as Sangfor Technologies Inc. and Qi An Xin Technology Group Inc, etc.

Customers

Real Estate Operation Management and Investment Business

 Shenzhen Four Divisions Global Industrial Operation Co., Ltd., our wholly owned PRC subsidiary, has entered into certain service agreement with Jiangsu Suqian Zhenming Enterprise Management LLC, pursuant to which we provide services including assisting in project acquisition, financing, fund management, project positioning, planning, and operational control. The total fee for these services is RMB1,800,000. The service agreement is effective from June 1, 2024 to September 1, 2024.

On November 8, 2024, Hong Kong Three Entities entered into certain consultancy agreement with Hong Kong Ren Ying Investment LLC, pursuant to which we provide services to develop digital assets management and operations systems, including purchase of hardware and servers and maintenance services for 12 months post product delivery. The total fee for these services is RMB 1,230,000. The development of the operations system was from November 15, 2024 to December 30, 2024, while the maintenance services extend for 12 months after the product delivery.

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

D. Property, Plants and Equipment

On November 13, 2013, we entered into land use right transfer agreement to acquire the land use right of a parcel of land located in Xinzhou District, Wuhan City, China, with a transaction value of $6.3 million.

Our principal executive office is located at Room 612, 6/F, KaiYue Comm Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong, People’s Republic of China, which is leased by the Hong Kong Three Entities, on February 1, 2024 for a term of one year, and has approximately 152 square meters of office space. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

A. Operating Results

Overview

Eason is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China. Historically, we were primarily engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei province of the People’s Republic of China. After we disposed 100% interests in VIE in June 2024, we focus on real estate management and digital technology business.

For microfinance lending business, we provided family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Due to the severe financial restraint, we suspended offering loans to our customers in the second half year of 2019 and we entered into business of digital security technology and real estate operation management and investment in 2023.

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

Recent Developments

Closing of January 2025 PIPE

The Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”) on January 8, 2025, pursuant to which the Company agreed to sell 6,000,000,000 Class A ordinary shares, par value $0.00005 per share (the “Shares”), at a per share purchase price of $0.00005, for an aggregate purchase price of approximately $0.3 million (the “Offering”).

On January 14, 2025, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Shares to the Purchasers pursuant to the SPA.

Entry into a Real Property Purchase Agreement

On January 14, 2025, the Company and Shenzhen Four Divisions Global Industrial Operations Co. Ltd. (“Shenzhen Four Divisions”), a subsidiary of the Company, entered into certain real property purchase agreement (the “Purchase Agreement”) with Hubei Fuxin Real Estate Co., Ltd. (the “Seller”), to acquire from the Seller a property located in Yunmeng County, Xiaogan City, Hubei, China (the “Property”), with a construction area of 1,487 square meters and a transaction value of RMB 8,532,700 (approximately USD 1.17 million) according to a real property appraisal report. Pursuant to the Purchase Agreement, the Company agreed to issue a total of 36,000,000,000 restricted Class A ordinary shares, par value $0.00005 each, as consideration to Seller for the property (the “Property Acquisition”).

The Purchase Agreement contains customary representations and warranties from both parties, and the closing of the Property Acquisition is subject to various closing conditions set forth therein.

On January 16, 2025, the Company consummated the Property Acquisition upon the satisfaction or waiver of all closing conditions set forth in the Purchase Agreement. The Company plans to commence operations in its real estate leasing business and associated management services, which focuses on acquiring and leasing properties to generate stable revenue streams while providing supplementary management services to tenants. The Company’s strategy includes acquiring commercial center assets and industrial park properties, which are then leased to tenants such as medical institutions. This strategy will help the Company generate income through fixed rental agreements and, in certain cases, operational and management service fees based on tenant profitability.

Entry into a Lease Agreement

On January 16, 2025, Shenzhen Four Divisions entered into certain Lease Agreement (the “Lease Agreement”) with Hubei Zongyang Hospital Co., Ltd. (the “Tenant”) to lease the Property to the Tenant for the operation of a traditional Chinese medicine hospital. Pursuant to the terms of the Lease Agreement, the Tenant shall pay a monthly rent of RMB 42,000, payable in six-month intervals, with a security deposit equivalent to three months' rent. Shenzhen Four Divisions is responsible for any major repairs, while the Tenant covers utilities and must adhere to approved property use. Renewals of the Lease Agreement shall require two months' prior notice, and unauthorized subleasing or misuse can result in penalties or termination. Any disputes between Shenzhen Four Division and the Tenant shall be resolved through negotiation or local courts.

Entry into a Material Agreement

On February 16, 2025, the Company acquired Hongkong Starlux Intelligent Technology, a blockchain technology company focused on blockchain security and the application of blockchain technology. As of the date of this report, this acquisition was not consummated yet.

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

Interest income and expense

Interest income and expense for all financial instruments are recognized in “Net interest income” as “Interest income” and “Interest expense” in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss) using the effective interest method. Interest income for financial assets held at amortized cost is recognized in profit or loss using the effective interest method.

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

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiary and the VIE are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2022, 2023 and 2024 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2022, 2023 and 2024. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2022 RMB	2023 RMB	2024 RMB	2024 $
	(amount in thousands)

Revenue	-	-	12,315	1,712
Cost of revenue	-	-	(2,744)	(381)
Gross profit	-	-	9,571	1,331
Interest income on loans	44,797	11,218	-	-
Interest expense
Interest expenses on loans	(21,296)	(18,720)	(856)	(119)
Business related taxes and surcharges	(405)	(405)	-	-
Total interest expense	(21,701)	(19,125)	(856)	(119)
Net interest income/(loss)	23,096	(7,907)	(856)	(119)
Credit impairment losses	(42,420)	(373,647)	-	-
Net interest loss after credit impairment losses	(19,324)	(381,554)	(856)	(119)

Operating expenses
Sales and marketing	(514)	-	-	-
General and administrative	(10,506)	(14,249)	(11,553)	(1,606)
Total operating expenses	(11,020)	(14,249)	(11,553)	(1,606)

Loss on disposal of discontinued operations and subsidiaries	-	-	(497,532)	(69,165)

Loss before tax	(30,344)	(395,803)	(500,370)	(69,559)
Income tax expense	-	-	(1,711)	(238)
Net loss	(30,344)	(395,803)	(502,081)	(69,797)

Loss attributable to:
Equity holders of the Company	(24,275)	(316,642)	(502,081)	(69,797)
Non-controlling interest	(6,069)	(79,161)	-	-
Net loss	(30,344)	(395,803)	(502,081)	(69,797)

Loss attributable to owners of the Company and Non-controlling interests

Before we disposed 100% interest in VIE and subsidiaries in June 2024, profit/loss attributable to owners of the company represents 80% controlling interest of Chutian by us through the VIE arrangement. We are deemed to control 80% of Chutian and have rights to consolidate only 80% of Chutian’s audited financial results, the remaining 20% non-controlling interests relates to 20% interest held by Hubei Daily.

Comparison of results of operations for the years ended December 31, 2024 and 2023

Revenue

In 2024, our new business streams, digital security technology and real estate operation management, commenced to generate revenue and amounting to RMB9.0 million ($1.2 million) and RMB3.3 million ($0.5 million) respectively. No revenue was achieved from these two sectors in 2023.

Cost of sales

In 2024, cost of sales for real estate operation management and digital security technology business was RMB 2.7 million ($0.4 million).  Cost of sales mainly consisted of salary and cost paid for third party services. No cost was occurred for these two sectors in 2023.

Gross profit

In 2024, gross profit from real estate operation management and digital security technology business was RMB9.6 million ($1.3 million) respectively and gross margin reaches 77.7%.

Interest income on loans

Interest income on loans primarily consists of the accrued interest of Stage 3 credit-impaired loans. Accrued interest is the present value of the estimated future cash flows of credit-impaired loans expected to be recovered, discounted at the loan’s original effective interest rate. In 2024, the Company divested the microfinance business by selling off the VIE and relevant subsidiaries to third party.

Interest expenses on loans

Interest expenses on loans decreased by RMB17.9 million ($0.2.5 million) in the year ended December 31, 2024, as compared to the year ended December 31, 2023. The decrease was primarily attributable to the divesture of microfinance business in 2024.

Credit impairment losses

Historically, we maintain allowance for loan losses, as presented in our financial statements, at a level we consider to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. Our management evaluates the adequacy of the allowance for loan losses on a regular basis or more often as necessary. The allowance is based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Credit impairment losses was nil and RMB373.6 million ($52.7 million) in 2024 and 2023 respectively. Such decline was attributable to the divesture of microfinance business in 2024.

Loss on disposal of discontinued operations and subsidiaries

In June 2024, the Company divested the microfinance business by selling off VIE and subsidiaries to third party in exchange for nominal cash consideration of $1. The Company recorded a loss amounting to RMB497.5 million ($69.2 million) arising from the transaction.

Business related taxes and surcharges

Business related taxes and surcharges remained decreased from RMB0.4 million ($57,000) in 2023 to nil in 2024. It was mainly attributable to the disposal of microfinance business in 2024.

General and administrative expenses

General and administrative expenses decreased by RMB2.7 million ($0.4 million) or 188.9% from RMB14.2 million ($2.0 million) in 2023 to RMB11.5 million ($1.6 million) in 2024. The decrease was primarily attributable to the disposal VIE and subsidiaries for spinning off the microfinance business. In 2023, the general and administrative expenses incurred by VIE was RMB4.5 million ($0.6 million).

Income tax expenses

Our income tax expense was nil and RMB1.7 million ($0.2 million) in 2023 and 2024. In 2024, both digital security technology and real estate operation management contributed positive profit margins and income tax expenses were provided accordingly.

Net loss

As a result of the foregoing, our net loss increased by RMB106.3 million ($14.8 million) or 26.9% from RMB395.8 million ($55.8 million) in 2023 to RMB502.1 million ($69.8 million) in 2024.

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

Net (loss)

As a result of the foregoing, our net loss increased by RMB365.5 million ($51.3 million) or 1,204.4% from RMB30.3 million ($4.5 million) in 2022 to RMB395.8 million ($55.8 million) in 2023.

B. Liquidity and Capital Resources

Liquidity

Our ongoing cash requirements include development of new business, payments of our employees’ salaries and benefits, office expenses, repayments of our borrowings, taxes and other operational expenses. We fund working capital and other capital requirements primarily by cash flow from operations and equity/debts financing.

We had negative cash flows of RMB0.8 million ($0.1 million) for the year ended December 31, 2024, and positive cash flows of RMB3.8 million ($0.5 million) and negative cash flows RMB807,000 ($119,000) for the years ended December 31, 2023 and 2022, respectively. We incurred a net loss of RMB 502.1 million (US$69.8 million) and RMB395.8 million (US$55.8 million) during the years ended December 31, 2024 and 2023, respectively. The cash balance, net current liabilities and accumulated loss was RMB79,000 (US$11,000), RMB18.2 million (US$2.5 million) and RMB535.2 million (US$73.3 million) respectively as of December 31, 2024.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and related parties, as well as issuance of convertible notes and shares. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default on certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the Company (see Note 32 of the Consolidated Financial Statements - Commitments and contingencies for detailed disclosure).

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

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2022	2023	2024	2023
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	161,569	161,439	-	-
Effective interest rate	12.7%	12.7%	-
Average duration of borrowings	365 days	365 days	-

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2023	2024	2024
	RMB	RMB	$

Net cash used in operating activities	(11,017)	(9,098)	(1,264)
Net cash generated by financing activities	14,785	8,272	1,150
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,768	(826)	(114)
Cash, cash equivalents and restricted cash at beginning of the year	295	2,533	357
Exchange losses on cash, cash equivalents and restricted cash	(1,530)	(1,628)	(227)
Cash, cash equivalents and restricted cash at end of the year	2,533	79	16

As of December 31, 2024, our cash, cash equivalents and restricted cash amounted to RMB79,000 ($11,000 million). Our cash, cash equivalents and restricted cash consist of cash on hand, cash deposited in banks and restricted cash at bank.

Cash flow used in operating activities

Our net cash used in operating activities primarily consists of net loss, as adjusted by depreciation of property, plant and equipment, amortization of intangible asset and rights-of-use assets, credit impairment losses, and changes in assets and liabilities, which include loan receivables, prepaid expenses, salary and benefit payable, business and other taxes payable, interest payable, and other payable.

Our net cash used in operating activities for the year ended December 31, 2024 was RMB9.1 million ($1.3 million), which mainly consisted of (i) net loss of RMB502.1 million ($69.8 million) adjusted by loss from disposal of discontinued operation of RMB497.5 million ($69.2 million), (ii) increase in trade receivable of RMB12.6 million ($1.7 million) due to non-payment.

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

Cash flow used in investing activities

There was no cash used in investing activities for the year ended December 31, 2022, 2023 and 2024.

Net cash generated by financing activities

Our net cash of RMB8.3 million ($1.2 million) generated by financing activities for the year ended December 31, 2024 was mainly due to issuance of convertible notes.

Our net cash of RMB14.8 million ($2.1 million) generated by financing activities for the year ended December 31, 2023 was mainly due to issuance of shares and convertible notes.

Our net cash of RMB6.6 million ($1.0 million) generated by financing activities for the year ended December 31, 2022 was mainly due to the issuance of convertible note.

Capital Resources

We financed or operation primarily through issuance of convertible notes and share in 2023 and 2024.

C. Research and Development

We have not made significant expenditures on research and development in recent years but consider to invest in this aspect for our new business.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any significant trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

On September 23, 2024, Mr. Ai (Kosten) Mei resigned from his positions as the Chief Executive Officer and Chairman of the board of directors of the Company. Mr. Qi Chen resigned from his position as a director of the Board. On the same date, the Board appointed Mr. Longwen (Stanley) He, a current director of the Board, as the new Chief Executive Officer and the Chairman of the Board, and Mr. Siyuan Xu as a director of the Board.

On March 14, 2025, Mr. Weidong Xu resigned from his positions as a director of the Board.

On March 26, 2025, the Board ratified and appointed Mr. Jun Hu, Mr. Stephen Liao and Mr. Halen Fu as independent directors of the Board.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Eason Technology Limited, 27 Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Longwen (Stanley) He	37	Director (Chairman); Chief Executive Officer
Yuan Gao	32	Director
Hao Xu	36	Director
Siyuan Xu	32	Independent director
Jun Hu	35	Independent director
Stephan Liao	40	Independent director
Halen Fu	51	Independent director
Xiang (Johnny) Zhou	49	Chief Financial Officer

Longwen (Stanley) He, CEO and Chairman of the Board. Mr. He was appointed as director of the Company on October 16, 2023. Mr. He has served as the director of investment and mergers of Zhongliang Holdings Group Co., Ltd. since August 2021. From March 2018 to June 2021, Mr. He served as the director of investment and financing of Shenzhen Baoneng Investment Group Co., Ltd. Between July 2014 and February 2018, Mr. He served as a corporate business manager at the Agricultural Bank of China, Shenzhen Branch. Mr. He received his bachelor’s degree in economics from Chongqing Technology and Business University and his master’s degree in economics from South China Normal University.

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

Siyuan Xu, Independent director. Mr. Xu has served as the president of Xinnuohan Investment Holding Shenzhen Co., Ltd. since August 2022, where he is responsible for the overall management of the company. From May 2020 to September 2024, he was the president of Guangdong Nuohan Non-performing Assets Disposal Co., Ltd., overseeing its daily operations. Before that, he held the position of vice president at Guangdong Nuohan Non-performing Assets Disposal Co., Ltd. from July 2019 to May 2020. Mr. Xu earned a bachelor's degree in marketing from Guangdong University of Finance in July 2016.

Jun Hu, Independent director. Mr. Hu is working as the president in TK Health Technology Co., Ltd., a pharmaceutical chain company, responsible for strategy and operational management from February 2024 until present. From October 2019 to January 2024, Mr. Jun He worked as a director in Stone Energy Technology Co., Ltd., responsible for business development and mergers and acquisitions business. Mr. Hu received his bachelor’s degree of economics in accounting from Hubei University in 2013.

Stepphan Liao, Independent director Mr. Liao is working as the vice president of the South China Region in iSoftStone Information Technology (Group) Co., Ltd., a company in the software and information technology services industry, responsible for software development and digital technology service team management, key customer service and market expansion, from April 2014 until present. Mr. Liao obtained his bachelor’s degree in computer science and technology from Jiangxi Normal University in 2008.

Halen Fu, Independent director Mr. Fu is working as the vice president of Zhengda Medical Group Co., Ltd. from February 2022 until present, responsible for risk and compliance management. Mr. Fu worked as the compliance director in Dezhao Capital Management Co., Ltd. from October 2017 to January 2022, responsible for project and investment review. Mr. Fu obtained his bachelor’s degree of economics in finance from Hunan University of Finance and Economics in 1996, and his master’s degree of business administration from Wuhan University in 2005.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we incurred an aggregate of approximately RMB1,287,000 ($179,000) in compensation to our executive officers and our non-executive directors.

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

2025 Equity Incentive Plan

Our board of directors adopted and the shareholders approved the 2025 Equity Incentive Plan (“2025 Plan”), effective on December 13, 2024, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2025 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 2,000,000,000 Class A ordinary shares.

As of the date of this annual report, we have not granted any Class A ordinary shares under the 2025 Plan.

The following describes the principal terms of the 2025 Plan.

Types of awards

The 2025 Plan permits the grant of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share Based Awards.

Plan administration

The 2025 Plan is administered by a committee of at least one member of the board of directors (the “Board”) of the Company as the Board may appoint or, if no such committee has been appointed by the Board, the Board.

Award agreement

Each award granted under the 2025 Plan shall be evidenced by an award agreement that sets forth terms, conditions, and restrictions, as the plan administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the 2025 Plan and any such award agreements, the provisions of the 2025 Plan shall prevail.

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

Exercise of options

Any option granted hereunder will be exercisable according to the terms of the 2025 Plan and at such times and under such conditions as determined by the plan administrator and set forth in the award agreement.

C. Board Practices

Board of Directors

Our board of directors currently consists of seven (7) directors, four (4) of whom are independent directors. We maintain a nominating and corporate governance committee and a compensation committee comprised solely of the independent director.

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

Committees of the Board of Directors

Our Board of Directors currently has a standing audit committee, a compensation committee and a nominating and corporate governance committee. The Company Guide requires U.S. domestic listed companies to have an audit committee of at least three (3) members. These requirements differ from the Companies Act. As described below, our audit committee, compensation committee and nominating and corporate governance committees are composed of at least three(3)  members, most of whom are independent directors.

Audit Committee

Our audit committee consists of Hao Xu, Siyuan Xu, Halen Fu and Stephen Liao and is chaired by Hao Xu. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Stephen Liao, Halen Fu and Siyuan Xu and is chaired by Stephen Liao. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Halen Fu, Siyuan Xu and Stephen Liao, and is chaired by Halen Fu. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

For a description of our employees, please refer to “Item 4. Information on the Company - B. Business Overview - Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 82,764,455,803 of our ordinary shares (including 82,764,455,803 Class A ordinary shares, par value $0.00005 per share and 512,232,237 Class B ordinary shares, par value US$0.00005 each) outstanding as of the date of this report, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Longwen (Stanley) He	—	—	—	*	*

Yuan Gao	—	—	—	—	—

Hao Xu	—	—	—	*	*

Siyuan Xu	—	—	—	—	—

Jun Hu	—	—	—	—	—

Stephan Liao	—	—	—	—	—

Halen Fu	—	—	—	—	—

Xiang (Johnny) Zhou	8,640,000	—	8,640,000	*	*

All directors and executive officers as a group (8 persons)	8,640,000	—	8,640,000	*	*

Principal Shareholders:

Ricky Qizhi Wei(3)	—	512,232,237	512,232,237	*

*	Less than 1%.

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 83,276,688,040 ordinary shares (including 82,764,455,803 Class A ordinary shares and 512,232,237 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

As of the date of this annual report, we had 82,764,455,803 Class A ordinary shares and 512,232,237 Class B issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 82,732,153,360 ordinary shares or 1,378,869 ADSs or approximately 99.3% of our total outstanding ordinary shares.

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

B. Related Party Transactions

We have adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions since the beginning of 2022 up to the date of this annual report.

Contractual Arrangements with the VIE and its Shareholders

Before we disposed our 100% interests in VIE, we historically engaged and operate in microfinance business. For a description of these VIE Agreements, see “Item 4.A. History and Development of the Company.” Following were the related party transactions occurred before 20224 and there were no related party transaction occurred in 2024.

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

On July 27, 2020, the court terminated the enforcement proceeding and will recommence the enforcement proceeding if enforceable assets are located and meet the enforcement requirements. No further process as of this reporting date.

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

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB 0.5 million ($70,000), RMB 0.5 million ($70,000) and nil were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Eason is a holding company, and it may rely on dividends paid by its operating subsidiary in China for its cash needs, including the funds necessary to pay dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by Eason’s PRC subsidiary only out of its accumulated profits as determined in accordance with accounting standards and regulations in China. Eason’s PRC subsidiary is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve fund reaches 50% of its paid-up capital. Eason’s PRC subsidiary is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors. These funds are not distributable in cash dividends.

Legal and Administrative Proceedings

The following disclosure pertains to our microfinance business, which was divested by the Company in June 2024. The following disclosure pertains to our microfinance business, which was divested by the Company in June 2024. From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to loans that we have made, breach of contract claims, labor and employment claims and other matters. Microfinance lending companies are frequently involved in litigation as claimants against borrowers and guarantors. Regardless of the outcome, however, any litigation can have an adverse impact on us because of defense costs, diversion of management’s attention and other factors. Following were the legal and administrative proceedings related to microfinance business occurred before 2024 and there were no legal and administrative proceeds occurred in 2024.

Before Eason disposed 100% interest in Chutian, Chutian had been involved in multiple significant legal proceedings as claimants against various borrowers and guarantors, which are incidental to the lending business. During 2023, Chutian and our former Chairman and Chief Executive Officer, Mr. Wei, have also been involved in multiple significant legal proceedings which resulted in final rulings by the courts for pre-litigation property preservation or pre-litigation protective measures. In addition, Chutian and Mr. Wei have been the defendants in legal proceedings in connection with the payment of property services fee and a loan dispute. The Company sold off the microfinance business and disposed 100% interests in the former VIE and relevant subsidiaries. Effective from June 12, 2024, all assets and liabilities of the former VIE transferred to the party who acquired the VIE and microfinance business.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs were listed on the NYSE on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. We have been trading under the symbol “XNY” until we changed to “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, from December 18, 2014, the right to receive sixteen (16) ordinary shares, from December 28, 2017, the right to receive forty-eight (48) ordinary shares, from July 25, 2023, the right to receive four hundred and eighty (480) ordinary shares and from January 10, 2025, the right to receive sixty thousand (60000) ordinary shares.

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

PRC Taxation

The following discussion describes the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the EIT Law and its implementation rules, both of which became effective on January 1, 2008, as subsequently amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with its “actual management” within the PRC is considered a PRC tax resident enterprise. The “actual management” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although the Company was incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by non-PRC enterprise shareholders may be regarded as income from “sources within the PRC” and may be subject to 10% PRC withholding tax, subject to reduction by an applicable treaty.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2023, loans payable to third parties raised through various securities exchanges and from shareholders, amounting to RMB140.6 million ($19.8) and RMB20.0 million ($2.8 million), respectively, were overdue. Interests payable for those loans were RMB68.4 million ($9.6 million) and RMB20.6 million ($2.9 million), respectively. The Company divested the microfinance business and sold off 100% interests in VIE and relevant subsidiaries in June 2024, as of December 31, 2024, balance of loan payable and interest payable was nil.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

C. Attestation Report for the Independent Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Halen Fu qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of Section 803 of the Company Guide and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2023 and 2024, respectively.

	Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in Thousands)
Audit fees(1)	993	1,583	220
Audit-related fees(2)	284	223	31

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2023 and 2024.

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

ITEM 16G. CORPORATE GOVERNANCE

NYSE American LLC Company Guide and Home Country Practice

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

●

Independent Directors: U.S. domestic listed companies must have a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide. Under the laws of Cayman Islands, we are not required to have a majority of our directors as independent directors. Of our seven (7) directors, four are independent directors.

●

Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members as required by Section 803(B)(2) of the Company Guide. These requirements differ from the Companies Act. We currently have four (4) members, three of whome are independent directors.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

 Item 16J. INSIDER TRADING POLICIES

We are currently in the process of developing an insider trading policy and intend to adopt a formal policy during the next fiscal year.

Item 16K. CYBERSECURITY

Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief operating officer, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●

developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our cyber security team is responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, our cyber security team will report the threat or incident to our head of information technology and cybersecurity functions, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our head of information technology and cybersecurity functions is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and they are also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. Our head of information technology and cybersecurity functions has extensive experience working in the field of cybersecurity, with pertinent background and expertise in cybersecurity risk management and compliance.

If a cybersecurity incident occurs, our cyber security team will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our cyber security team will promptly report the incident and assessment results to our head of information technology and cybersecurity functions, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

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

1.2	Third Amended & Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited (incorporated herein by reference to Exhibit 99.1 to the Company’s 6-K filed on October 16, 2023).

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Company’s Form F-1/A Registration Statement (File No. 333-170368) filed on November 8, 2010).

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

2.6	Description of Securities.*

4.1	Financial Support Commitment Letter, dated August 19, 2025, from Hao Xu.**

8.1	Principal subsidiaries of Eason Technology Limited.*

11.1

Code of Business Conduct and Ethics of Eason Technology Limited (formerly known as China Xiniya Fashion Limited) (incorporated herein by reference to Exhibit 99.1 to the Company’s Form F-1 Registration Statement (File No. 333-170368) filed on November 22, 2010).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Enrome LLP*

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Form 20-F filed on May 16, 2024).

101.INS	Inline XBRL Instance Document**

101.SCH	Inline XBRL Taxonomy Extension Schema Document**

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

_________________

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EASON TECHNOLOGY LIMITED

Date: September 24, 2025	By:	/s/ Longwen (Stanley) He
Longwen (Stanley) He
Chairman and Director
(Principal Executive Officer)

/s/ Xiang (Johnny) Zhou
Xiang (Johnny) Zhou
Chief Financial Officer
(Principal Accounting and Financial Officer)

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Eason Technology Limited (formerly known as “Dunxin Financial Holdings Limited)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Eason Technology Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in shareholders’ equity/(deficit) and cash flows for the years ended December 31, 2022, 2023 and 2024, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of December 31, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in shareholders’ equity/(deficit) and cash flows for the years ended December 31, 2022, 2023 and 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of RMB502.1 million and net negative operating cashflow of RMB9.1 million during the year ended December 31, 2024. As of December 31, 2024, the Company had net current liabilities of RMB18.2 million and an accumulated loss of RMB535.2 million. We also draw attention to Note 32 of the financial statements, which describes the uncertainty related to the outcome of the lawsuits filed against the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

We determined that there are no critical audit matters.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

September 24, 2025

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

			Year ended December 31,
	Notes	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Revenue		-	-	12,315
Cost of revenue		-	-	(2,744)
Gross profit		-	-	9,571

Interest income on loans		44,797	11,218	-
Interest expense
Interest expenses on loans		(21,296)	(18,720)	(856)
Business related taxes and surcharges		(405)	(405)	-
Total interest expense		(21,701)	(19,125)	(856)

Net interest income/(expense)		23,096	(7,907)	(856)
Credit impairment losses		(42,420)	(373,647)	-
Net interest loss after credit impairment losses		(19,324)	(381,554)	(856)

Operating expenses
Sales and marketing		(514)	-	-
General and administrative		(10,506)	(14,249)	(11,553)
Total operating expenses		(11,020)	(14,249)	(11,553)

Loss on disposal of discontinued operations and subsidiaries		-	-	(497,532)

Loss before income tax	11	(30,344)	(395,803)	(500,370)
Income tax expense	12	-	-	(1,711)
Net loss		(30,344)	(395,803)	(502,081)
Net loss attributable to:
Equity holders of the Company	13	(24,275)	(316,642)	(502,081)
Non-controlling interests		(6,069)	(79,161)	-
Net loss		(30,344)	(395,803)	(502,081)
Other comprehensive loss for the year
Net loss		(30,344)	(395,803)	(502,081)
Total currency translation differences arising from consolidation		(325)	(1,489)	47,047
Total comprehensive loss for the year		(30,669)	(397,292)	(455,034)

Total comprehensive loss attributable to:
Equity holders of the Company		(24,535)	(317,834)	(455,034)
Non-controlling interests		(6,134)	(79,458)	-
Total comprehensive loss		(30,669)	(397,292)	(455,034)

Basic and diluted earnings per share for the loss attributable to the equity holders of the Company during the year (expressed in RMB per share)	13	(0.02)	(0.15)	(0.04)
Weighted average number of shares outstanding in the year	13	1,003,303,952	2,109,776,108	12,745,069,737

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2023	2024
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Cash, cash equivalents and restricted cash	14	2,533	79
Loans receivable, net of credit impairment losses	15	193,682	-
Trade receivable	16	-	12,568
Prepaid expenses	17	6,129	11,916
Total current assets		202,344	24,563

NON-CURRENT ASSETS
Property, plant and equipment	18	36,325	-
Intangible asset	19	44,847	46,102
Right-of-use asset	20	-	193
Total non-current assets		81,172	46,295

TOTAL ASSETS		283,516	70,858

LIABILITIES
CURRENT LIABILITIES
Loans payable	21	161,439	-
Convertible notes payable	22	10,011	12,922
Trade payable	23	-	1,302
Salary and benefit payable	24	14,013	3,764
Income taxes payable	25	32,477	1,711
Interest payable	26	90,898	-
Other payable	27	25,833	22,780
Lease liability		-	330
TOTAL LIABILITIES		334,671	42,809

SHAREHOLDERS’ (DEFICIT) /EQUITY
Share capital	28	3,810	4,985
Additional paid-in capital	28	438,193	512,327
Statutory reserve	29	18,706	346
General risk reserve	30	9,180	-
Currency translation reserve		(1,422)	45,625
Accumulated losses		(497,691)	(535,234)
Non-controlling interests		(21,931)	-
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY		(51,155)	28,049

TOTAL (DEFICIT)/EQUITY AND LIABILITIES		283,516	70,858

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total Shareholders Equity/(Deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2022	326	383,174	18,706	9,180	30	(156,774)	254,642	63,661	318,303
Share issuance	14	510	-	-	-	-	524	-	524
Other comprehensive loss for the year - currency translation differences	-	-	-	-	(261)	-	(261)	(64)	(325)
Net loss for the year	-	-	-	-	-	(24,275)	(24,275)	(6,069)	(30,344)
Balance at December 31, 2022	340	383,684	18,706	9,180	(231)	(181,049)	230,630	57,528	288,158
Share issuance	3,470	54,509	-	-	-	-	57,979	-	57,979
Other comprehensive loss for the year - currency translation differences	-	-	-	-	(1,191)	-	(1,191)	(298)	(1,489)
Net loss for the year	-	-	-	-	-	(316,642)	(316,642)	(79,161)	(395,803)
Balance at December 31, 2023	3,810	438,193	18,706	9,180	(1,422)	(497,691)	(29,224)	(21,931)	(51,155)
Share issuance	139	1,596	-	-	-	-	1,735	-	1,735
Disposal of discontinued operations and subsidiaries	-	66,534	(18,706)	(9,180)	-	(32,648)	6,000	21,931	27,931
Conversion of convertible notes	1,036	6,004	-	-	-	-	7,040	-	7,040
Other comprehensive loss for the year - currency translation differences	-	-	-	-	47,047	-	47,047	-	47,047
Net loss for the year	-	-	-	-	-	(4,549)	(4,549)	-	(4,549)
Appropriation to reserve	-	-	346	-	-	(346)	-	-	-
Balance at December 31, 2024	4,985	512,327	346	-	45,625	(535,234)	28,049	-	28,049

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Cash flow from operating activities
Loss before income tax	(30,344)	(395,803)	(500,370)
Adjustments for:
Depreciation of property, plant and equipment	2,952	2,903	-
Amortization of intangible asset	-	1	-
Amortization of right-of-use asset	-	-	250
Credit impairment losses	42,420	373,647	-
Loss from disposal of discontinued operations and subsidiaries	-	-	497,532
Operating profit/(loss) before changes in working capital	15,028	(19,252)	(2,588)
Loans receivable	(43,400)	(11,218)	-
Trade receivable	-	-	(12,568)
Prepaid expenses	(3,781)	(360)	(1,386)
Trade payable	-	-	1,302
Salary and benefit payable	2,307	1,834	1,379
Interest payable	18,125	18,088	-
Income tax payable	-	-	1,711
Other payable	4,286	(109)	2,722
Lease liability	-	-	330
Net cash used in operating activities	(7,435)	(11,017)	(9,098)
Cash flow from financing activities
Proceeds received from issuance of share	-	7,792	-
Repayments of related party loans	(130)	-	-
Proceeds received from issuance of convertible notes	6,758	7,277	8,272
Repayments of convertible notes	-	(284)	-
Net cash provided by financing activities	6,628	14,785	8,272

Net (decrease)/increase in cash, cash equivalents and restricted cash	(807)	3,768	(826)
Cash, cash equivalents and restricted cash at beginning of year	396	295	2,533
Exchange gain/(losses) on cash, cash equivalents and restricted cash	706	(1,530)	(1,628)
Cash, cash equivalents and restricted cash at end of year	295	2,533	79

Supplemental disclosure of non-cash flow:
Operating lease right-of-use asset obtained in exchange for operating lease liabilities	-	-	443
Conversion of convertible notes	-	-	7,040
Share issuance	-	-	1,735

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1. Organization and principal activities

Eason Technology Limited (“Eason,” together with its subsidiaries and the variable interest entity, collectively the “Company”), formerly known as Dunxin Financial Holdings Limited and China Xiniya Fashion Limited, was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. On December 28, 2017, Eason completed the Divestiture and Acquisition transactions (the “Transactions”). In connection with the Divestiture transaction, Eason divested its wholly-owned subsidiary, Xiniya Holdings Limited, a Hong Kong company, to Qiming Investment Limited, a British Virgin Islands company, in exchange for a purchase consideration of RMB228,000,000 ($34,588,428). After the divestiture transaction, Eason  did not meet the definition of a business for accounting and financial reporting purposes. In connection with the Acquisition transaction, Eason purchased all of the issued and outstanding ordinary shares of True Silver Limited (“True Silver”) for a cash payment of RMB228,000,000 ($34,588,428) and the issuance of 772,283,308 of the ordinary shares at RMB1.00 ($0.15) per share to the shareholders of True Silver. True Silver became the wholly owned subsidiary of Eason. True Silver utilizes a variable interest entity structure to operate and consolidate 80% of the financial results of Hubei Chutian Microfinance Co., Ltd (“Chutian”). Chutian, with a registered capital of RMB450 million, is a joint stock company incorporated under the laws of China specializing in providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei Province, People’s Republic of China.

The Transactions were accounted for as a “reverse acquisition” since, immediately following the consummation of the Transactions, the shareholders and management of Chutian having effectuated control of the combined company. The former shareholders of Chutian, whose shares were acquired by Eason, own and control 88.7% of shares and votes in Eason. The management of Eason is drawn predominantly from Chutian. For accounting purposes, the legal subsidiaries of True Silver were deemed to be the accounting acquirer in the transaction and Eason, the legal acquirer, was deemed to be the accounting acquiree.

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

(f)

the consolidated statement of operations and other comprehensive loss for the financial year ended December 31, 2017 reflects that of the True Silver Group for the full period together with the post-acquisition results of the Company;

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1. Organization and principal activities - continued

(g)	the comparative figures presented in the consolidated financial statements were that of the True Silver Group; and

(h)

earnings per share for the financial year ended December 31, 2017 reflects the results of the True Silver Group until the date of acquisition and the results of the enlarged Group from the acquisition date.

On May 13, 2024, the Company entered into certain share purchase agreement (the “Disposition SPA”) with True Silver, Chutian HK, and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Chutian HK in exchange for nominal cash consideration of US$1. Upon the closing of the transaction contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian, Chutian HK and all subsidiaries owned or controlled by Chutian HK. Upon the transaction contemplated by the Disposition SPA closed on June 12, 2024, the Company divested microfinance lending business.

On January 10, 2025, the Board has proposed to the shareholders to approve the change of the name of the Company from "Dunxin Financial Holdings Limited" to "Eason Technology Limited".

The Company currently operate in the real estate operation management and investment business in the PRC, focusing on key industries such as medical and health services, commercial real estate, and emerging consumer sectors. The Company manages, operates, and conducts mergers and acquisitions of entrusted or self-owned assets to enhance the profitability of our asset portfolio and achieve stable growth in cash flow.

Separately, the Company established the headquarters and operate digital security technology business in Hong Kong. The Company focuses on cutting-edge areas such as digital asset security, intellectual property security, AI computing power, etc., to develop application-level security products with proprietary intellectual property rights.

The principal place of business is Room 612, 6/F, Kaiyue Comm Building, No.2C, Argyle Street, Mongkok Kowloon, Hong Kong, People’s Republic of China.

The Company is listed on the NYSE American LLC, the ticker symbol is DXF.

These financial statements are presented in Renminbi, unless otherwise stated.

The consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 were authorized for issue by resolution of the board of directors on September 24, 2025.

Reporting entities

Eason is a holding company.

The Company historically principally engaged in the business of providing loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals in Hubei Province, People’s Republic of China (“PRC”). The Company operates its microfinance lending business through the 80% variable interest entity (“VIE”) operating company, Hubei Chutian Microfinance Co., Ltd (“Chutian”). All of the Company’s operations are conducted in the PRC through Chutian, which holds all the approval certificates, business license and other requisite licenses for the microfinance lending businesses.

Eason commenced and developed digital security technology and real estate operation management business in 2023. In June 2024, Eason divested microfinance business by selling off the Chutian and related subsidiaries.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1. Organization and principal activities - continued

The following is a brief description of each of the Company’s subsidiaries and former variable interest entity:

☐

True Silver - True Silver Limited (“True Silver”) is a limited company incorporated on June 28, 2016, a British Virgin Islands company. The total amount of paid-up share capital of True Silver is $50,000 with 50,000 ordinary shares. True Silver is a holding company and is wholly owned by the Company.

☐

Chutian HK - Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of paid-up share capital of Chutian HK is HKD10,000 with 100 ordinary shares. Chutian HK is a holding company and is wholly owned by True Silver. Chutian HK was disposed in June 2024.

☐

Chutian Holding - Wuhan Chutian Investment Holding Limited (“Chutian Holding”) is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016. Chutian Holding was disposed in June 2024.

☐

Chutian - Hubei Chutian Microfinance Co., Ltd. is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, People’s Republic of China. Through a series of contractual agreements (the “VIE Agreements”), Chutian Holding is deemed to control 80% of Chutian and have rights to consolidate 80% of Chutian’s financial results. Chutian was disposed in June 2024.

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1. Organization and principal activities - continued

As of December 31, 2024, the Company’s subsidiaries were as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital		Company’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands		$50,000	100%	100%	-	Investment holding

Hong Kong Four Divisions International Limited	Hong Kong	HK$	10,000	100%	-	100%	Real estate management

Hong Kong Three Entities Digital Technology Limited	Hong Kong	HK$	10,000	100%	-	100%	Digital security technology

Hong Kong Yiyou Digital Technology Development Co., Limited.	Hong Kong	HK$	100,000	100%	-	100%	Intellectual property rights management

Shenzhen Four Divisions Global Industrial Operation Co., Ltd.	PRC	RMB	1,000,000	100%	-	100%	Real estate management and digital security technology

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Through the above contractual arrangements, Chutian Holding, has obtained 80% of shareholders' voting interest in the former VIE, has the right to receive all dividends declared and paid by the former VIE and may receive substantially all of the net income of the former VIE through the technical support and service fees as determined by Chutian Holding at its sole discretion. Accordingly, the Company has consolidated the former VIE because the Company believes, through the contractual arrangements, (1) Chutian Holding could direct the activities of the former VIE that most significantly affect its economic performance and (2) Chutian Holding could receive substantially all of the benefits that could be potentially significant to the former VIE.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1. Organization and principal activities - continued

Risks in relation to the VIE structure

The Company believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the former VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the former VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the former VIE not to pay the service fees when required to do so.

The Company's ability to control the former VIE also depends on the Voting Proxy Agreement pursuant to which  Chutian Holding has the right to vote on all matters requiring shareholder approval in the former VIE. As noted above, the Company believes the rights granted by the Voting Proxy Agreement is legally enforceable but may not be as effective as direct equity ownership.

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

The imposition of any of these penalties may result in a material and adverse effect on the Company's ability to conduct the Company's business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the former VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the former VIE. The Company does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Chutian Holding, or the former VIE.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1. Organization and principal activities - continued

Risks in relation to the VIE structure - continued

Certain shareholders of the former VIE are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of the former VIE. Their interests as beneficial owners of the former VIE may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of the former VIE, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of the former VIE will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of the former VIE should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of the former VIE arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The following financial statements information for the Company’s former VIE was included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Total current assets	194,526	-
Total non-current assets	36,329	-
Total assets	230,855	-

Total current liabilities	316,162	-
Total liabilities	316,162	-

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Interest income on loans	44,797	11,218	-
Net loss	(23,947)	(385,041)	-

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

1. Organization and principal activities - continued

Risks in relation to the VIE structure - continued

The former VIE contributed an aggregate of 100.0% and 100.0% of the consolidated interest income on loans for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, the former VIE accounted for an aggregate of 81.4% of the consolidated total assets, and 94.5% of the consolidated total liabilities.

There are no consolidated former VIE's assets that are collateral for the former VIE's obligations and can only be used to settle the former VIE's obligations. There are no creditors (or beneficial interest holders) of the former VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the former VIE.

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2. Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These accounting policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Company consisting of Eason Technology Limited, its subsidiaries and variable interest entity.

2.1 Basis of preparation and going concern

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

All amounts disclosed in the consolidated financial statements are rounded to the nearest thousand unless otherwise indicated.

As reported in the accompanying consolidated financial statements, the Company incurred a net loss in the amount of RMB502.1 million ($69.8 million) and net operating cash outflow in the amount of RMB9.1 million ($1.3 million) during the year ended December 31, 2024 and had an accumulated losses of RMB535.2 million ($73.3 million) and a working capital deficit of RMB18.2 million ($2.5 million) as of December 31, 2024.

Management of the Company has evaluated the sufficiency of additional capital resources. Management's plan is to obtain such resources by seeking debt financing and/or third-party equity sufficient to meet its minimal operating expenses. Besides, management has taken immediate and significant mitigating actions to reduce costs and optimize the Company's cash flow and liquidity. Measures includes reducing expenditure through deferring or canceling discretionary spend, freezing non-essential recruitment and securing new round of equity financing to replenish working capital. The Company has also acquired the financial support letter from Mr. Hao Xu, director of the Company, who has expressed the willingness and intention to provide the necessary financial support to the Company. However, there is uncertainty as to whether these plans will be effectively implemented or yield sufficient results.

Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realised other than in the amounts at which they are currently recorded in the balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2 Material accounting policies

The material accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New and amended standards adopted by the Company:

(a)	New standards and amendments applicable 1 January 2024

The Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2024. These amendments did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Amendments to IAS 1	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
Amendments to IFRS 16	Lease Liability in Sale and Leaseback
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards that have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company are as follows:

Amendments	Effective for annual periods beginning on or after
Amendments to IAS 21: Lack of Exchangeability*	January 1, 2025
Amendments to the IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments*	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements**	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures*	January 1, 2027

*These new standards and amendments are not expected to have a material impact on the Company’s consolidated financial statements.

**Management is currently assessing the detailed implications of applying this new standard on the Company’s consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.3 Basis of consolidation

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

(ii) Non-controlling interests

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss), the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Shareholders’ Equity/(Deficit) respectively.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.4 Business combinations

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

2.5 Segments

The Company’s operations are managed as a single, integrated business, and the Chief Executive Officer (“CEO”), identified as the Company’s Chief Operating Decision Maker (“CODM”), reviews consolidated financial results when making decisions about allocating resources and assessing performance. The Company’s business activities are highly interrelated and hence it does not segregate its business by product, service line, geography, or other factors for internal reporting purposes. Accordingly, the Company has identified a single operating and reportable segment in accordance with the requirements of IFRS 8 Operating Segments.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.6 Foreign currency translation

(j) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Chinese Renminbi (RMB), which is the Company’s presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the statements of operations and other comprehensive loss.

Foreign exchange gains and losses are presented in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss) on a net basis within other income or other expenses.

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

(b) income and expenses for each consolidated statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(c) all resulting exchange differences are recognized in other comprehensive loss.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.7 Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sales of goods or services in the ordinary course of the Company’s activities.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e., the Company is a principal) or to arrange for those goods or services to be provided by the other party (i.e., the Company is an agent).

The Company is a principal if it controls the specified goods or services before those goods or services are transferred to a customer.

The Company is an agent if its performance obligation is to arrange for the provision of the specified goods or services by another party. In this case, the Company does not control the specified goods or services provided by another party before those goods or services are transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

Revenue is recognized when or as control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the goods and services is transferred over time if:

•	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

•	the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

•	the Company’s performance does not create an asset with an alternative use to the Company, and the Company has an enforceable right to payment for performance completed to date.

If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

For the year ended December 31, 2024, the Company derived revenue for rending digital security services and real estate management services.

Revenue from digital security services

Revenue from digital security services represents provision of digital security solutions to enterprises (To B) to help protect their critical data and information assets, including design, customization, construction, and installation of software/hardware. The various individual components of the digital security services are interdependent interrelate and function together to deliver a combined output customized system which cannot benefit to each other on a standalone basis deliverable to customer and their value is realized only when they are combined into the functional and integrated solution customized system as a bundle of service. Under the digital security service contracts, the Company typically enters into agreements with customers to deliver (i) customized system; and (ii) warranties covering a period of 1 to 2 years following the system delivery. The customer will sign an acceptance note when they satisfied with the customization system. The contracts specify fixed transaction prices with no variable consideration.

The warranty services are included priced in the contract, and customers have no option and cannot purchase additional warranty independently. These warranties are the guarantees that come with the customized system at no extra cost. They assure the customer that the product will function as promised and these warranties are therefore qualified as assurance-type warranties.

The Company recognized the revenue of digital security service at the point in time of the customer acceptance upon risk and reward transferred to them. The Company controls the product before those goods or services are transferred to the customer and the Company had the discretion in setting prices and holding the inventories risk. Overall, the Company is holding primarily responsible for fulfilling the contract. Therefore, the Company acts as a principal in the transaction and the revenue are recognized on a gross basis.

Revenue from real estate management services

Revenue from real estate management services represents provision of comprehensive management consulting services to property owners and businesses aimed at optimizing their asset management and operational strategies, mainly including provision of M&A and management consulting services. The Company is continuously available to provide services throughout the term and maintains the ability to fulfill service requests as needed. These services represent stand-ready obligations, for which the customer simultaneously receives and consumes the benefits as the Company performs. The Company applies a time-based measure of progress to recognize revenue, as the services are provided evenly over the contract period. Therefore, revenue is recognized on a straight-line basis over the term of the contract, which accurately reflects the transfer of benefits to the customer over time. The Company had the discretion in setting prices and controls the service before the services are transferred to the customer. Overall, the Company is holding primarily responsible for fulfilling scope of services in the contract Therefore, The Company acts as a principal in the transaction and the revenue are recognized on a gross basis.

Before 2024, the Company’s revenue mainly derived from interest of the loan granted through microfinance lending business. In June 2024, the Company divested the microfinance business. There was no interest income from microfinance during the year ended December 31, 2024. The revenue policy of microfinance business refers to Note 2.10 Interest.

2.8 Cost of goods sold

Cost of revenues mainly consists of direct labor cost, server cost and others.

2.9 General and administrative expense

 General and administrative expenses mainly consist of salaries and benefits of management and administrative personnel, rental and related expenses and other general corporate expenses.

2.10 Interest

Interest (IFRS 9 - 2022, 2023 and 2024)

Interest income and expense for all financial instruments are recognized in “Net interest income” as “Interest income” and “Interest expense” in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss) using the effective interest method. Interest income for financial assets held at amortized cost is recognized in profit or loss using the effective interest method.

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.11 Lease

The Company, as a lessee, leases office buildings. Lease contracts are typically made for fixed periods of one to two years. Lease is recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Company.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets cannot be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•	variable lease payments that are based on a rate, initially measured using the rate as at the commencement date,
•	amounts expected to be payable by the Company under residual value guarantees,
•	the exercise price of a purchase option if the Company is reasonably certain to exercise that option,
•	ease payments to be made under an extension option if the Company is reasonably certain to exercise the option, and
•	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Company, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use asset are measured at cost, comprising the following:

•	the amount of the initial measurement of lease liabilities,
•	any lease payments made at or before the commencement date less any lease incentives received,
•	any initial direct costs, and
•	restoration costs.

Right-of-use asset are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

2.12 Income tax

Income tax expense comprises current and deferred tax. It is recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss).

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.13 Financial assets and financial liabilities (IFRS 9 - 2022, 2023 and 2024 only)

i Initial recognition and measurement

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.13 Financial assets and financial liabilities (IFRS 9 - 2022, 2023 and 2024 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.13 Financial assets and financial liabilities (IFRS 9 - 2022, 2023 and 2024 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.13  Financial assets and financial liabilities (IFRS 9 - 2022, 2023 and 2024 only) - continued

v. Identification and measurement of impairment - continued

 Significant increase in credit risk – continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.13 Financial assets and financial liabilities (IFRS 9 -2022, 2023 and 2024 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.13 Financial assets and financial liabilities (IFRS 9 -2022, 2023 and 2024 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.13 Financial assets and financial liabilities (IFRS 9 -2022, 2023 and 2024 only) - continued

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

2.14 Cash, cash equivalents and restricted cash

For the purpose of the consolidated cash flow statements, cash, cash equivalents and restricted cash consist of balances with banks and restricted cash with banks.The restricted cash related to cash deposits in the bank accounts that are frozen by court order as former VIE, Chutian was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders.

2.15 Trade receivable

Trade receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and are therefore all classified as current.

Trade receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivable with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less loss allowance.

For trade receivable, the Company applies the IFRS 9 simplified approach to measuring ECLs, which uses a lifetime expected loss allowance for trade receivable. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Impairment losses on trade receivable are presented as “Impairment losses, net” within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

 2.16 Prepaid expenses

Prepaid expenses represent to advances to the suppliers for providing services to the Company. The suppliers usually require advance payment when the Company orders services and prepaid expenses will be utilized to offset the Company's future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.17 Property, plant and equipment

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

2.18 Intangible asset

Acquired computer software is stated at historical cost less accumulated amortization and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items. Costs associated with maintaining software programs are expensed as incurred.The Company amortizes computer software with a finite useful life, using the straight-line method, over five years.

Cost of acquisition of land use rights is capitalised and amortised on a straight-line basis over the lease terms of the land use rights of 40 years.

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful life are carried at cost less accumulated amortization and accumulated impairment losses (if any).

Research expenditure and development expenditure that do not meet the criteria for capitalization are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.19 Impairment of non-financial assets

Internal and external information is reviewed at the end of each reporting period, or whenever events or changes in circumstances indicate that the carrying amount might not be recoverable, to identify indications that the following assets might be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or might have decreased:

•	Right-of-use asset,

•	Property, plant and equipment, and

•	Intangible assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment tests are performed annually for CGUs containing goodwill, intangible assets that are not yet available for use and intangible assets with indefinite useful life whether or not there is any indication of impairment.

(a)  Calculation of recoverable amount

The recoverable amount of an asset is the higher of its fair value less costs of disposal and value-in-use. Fair value less costs of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a CGU).

(b)  Recognition of impairment losses

An impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income (loss) whenever the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis, except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal, or value-in-use, if determinable.

(c)  Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not allowed to be reversed. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of profit or loss and other comprehensive income (loss) in the period in which the reversals are recognized. For interim periods, the Company applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year. Impairment losses recognized in an interim period in respect of goodwill are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates.

2.20 Provisions

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

 2.21 Trade and other payable

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. These amounts are presented as current liabilities, unless payment is not due within

12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.22 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. For the years ended December 31, 2019 and 2020, a total of 269,252 and 1,069,615 ordinary shares were issued to certain directors and a key employee as a share-based compensation, respectively. The Company’s board of directors adopted the 2022 Equity Incentive Plan in July, effective as of July 8, 2022, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Equity Incentive Plan, or 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 384,000,000 ordinary shares. There is no share-based compensation for the years ended December 31, 2022, 2023 and 2024.

The Company recognizes share-based compensation in relation to awards issued under the 2010 and 2022 Equity Incentive Plan in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss) based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Company in exchange for the equity award.

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

2.23 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2022, 2023 and 2024, are discussed in Note 10.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

2.24 Value added tax (“VAT”)

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

2.25 Loans payable

Loans payable represent to loans granted by relevant financial institutions. The Company has utilized these borrowings to provide loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals.

2.26 Convertible notes payable

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

2.27 Share capital

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

2.28 Statutory reserve

In accordance with the relevant regulations and their articles of subsidiaries of the Company incorporated in PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the statutory reserve until the reserve has reached 50% of the relevant subsidiary's registered capital. The reserve can only be used for the specific purposes and are not transferable to the Company in the forms of loans, advances or cash dividends. For the years ended December 31, 2023 and 2024, nil and RMB0.3 million was appropriated to the statutory reserve by the Company.

2.29 General risk reserve

General risk reserve is referred to as the reserve fund that is created by keeping aside a part of profit earned by the business during the course of an accounting period for fulfilling various business needs like meeting contingencies, offsetting future losses, enhancing the working capital, etc. For the years ended December 31, 2023 and 2024, no appropriations to the general reserve have been made by the Company.

2.30 Earnings/(loss) per shares

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

3. Discontinued operation

Effective from June 12, 2024, the Company disposed of its entire ownership interest in relevant subsidiaries and the VIE, which engaged in the provision of microfinance business, to a third party.

Financial performance and cash flow information of discontinued operations is set out below.

	For the Year Ended December 31,
	2023 RMB	2024 RMB
	(amount in thousands)

Interest income on loans	11,218	-

Interest expenses on loans	(18,088)	-
Business related taxes and surcharges	(405)	-
Total interest expense	(18,493)	-

Net interest income/(loss)	(7,275)	-
Credit impairment losses	(373,647)	-
Net interest income / (loss) after credit impairment losses	(380,922)	-

Non-interest and other income	-	-

Operating costs and expenses
General and administrative	(4,497)	-
Total operating costs and expenses	(4,497)	-

Loss before income taxes	(385,419)	-
Income tax expense	-	-
Net loss	(385,419)	-

Loss attributable to:
Equity holders of the Company	(308,335)	-
Non-controlling interest	(77,084)	-
Net loss	(385,419)	-

For the Year Ended December 31,
	2023 RMB	2024 RMB
(amount in thousands)

Net cash used in operation activities	-	-

Net cash used in investing activities	-	-
Net cash generated from financing activities	-	-
Net increase/(decrease) in cash generated by discontinued operations	-	-

The carrying amount of assets and liabilities as at the date of disposal were:

As at June 12, 2024
Cash, cash equivalents and restricted cash	167
Loans receivable, net of credit impairment losses	193,682
Prepaid expenses	17,766
Property, plant and equipment	36,325
Intangible asset	4
Total assets	247,944

Loans payable	161,439
Salary and benefit payable	11,628
Income taxes payable	32,477
Interest payable	90,898
Other payable	26,000
Total current liabilities	322,442

Net assets	(74,498)
Attributable to:
Equity holders of the Company	(59,598)
Non-controlling interests	(14,900)
(74,498)

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

4. Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not mandatory for the year ended December 31, 2024 and which have not been adopted in these financial statements. These include the following which may be relevant to the Company.

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

5. Critical accounting estimates and use of judgments

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

Further details of identification and measurement of expected credit loss impairment were discussed in Note 2.11 of Notes to the Consolidated Financial Statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

5. Critical accounting estimates and use of judgments - continued

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

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company's PRC subsidiary is open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2023 and 2024 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

iii. Impairment of property, plant and equipment-intangible assets and right-of-use asset

The Company reviews its property, plant and equipment, intangible assets and right-of-use asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the property, plant and equipment, intangible assets and right-of-use asset by comparing the carrying value of the property, plant and equipment, intangible assets and right-of-use asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of property, plant and equipment, intangible assets and right-of-use asset was recognized for the periods presented.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

5. Critical accounting estimates and use of judgments - continued

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

6. Credit risk

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

6. Credit risk - continued

Maximum exposure to credit risk - financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Company’s maximum exposure to credit risk on these assets.

2024
ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivable	12,568	-	-	12,568

Loans receivable	-	-	-	-
Accrued interest	-	-	-	-
Gross loans receivable	-	-	-	-
Credit impairment losses	-	-	-	-
Carrying amount	12,568	-	-	12,568

	2023
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Loans receivable	-	-	248,350	248,350
Accrued interest	-	-	157,726	157,726
Gross loans receivable	-	-	406,076	406,076
Credit impairment losses	-	-	(212,394)	(212,394)
Carrying amount	-	-	193,682	193,682

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

7. Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Company-specific and market-wide events.

Liquidity risk management

According to relevant laws and regulations, the funds obtained by a microfinance company from banking financial institutions may not exceed 50% of its net capital. As of December 31, 2024, the Company did not have funds obtained from banking financial institutions.

As all loans receivable of the Company are credit impaired, the Company is facing significant liquidity issue. Obligations to loans payable, State Taxation Administration, employees and service providers are all over due.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

8. Market risk

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

The following table sets out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Assets subject to market risk
Loans receivable	193,682	-
Trade receivable	-	12,568

Liabilities subject to market risk
Loan payable	161,439	-
Convertible notes payable	10,011	12,922
Trade payable	-	1,302

There has been no change to the manner in which the Company manages and measures it’s market exposure in the current year.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

9. Capital risk

As of December 31, 2024, there was no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBOC on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region or municipalities directly under the PRC government. Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces.

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

On February 6, 2013, the Company’s former variable interest entity, Hubei Chutian Microfinance Co., Ltd (“VIE”), was issued an Official Reply (E Jin Ban Fa No. [2013]14) by the Financial Office of People’s Government of Hubei, which approved VIE under the pilot program as a microfinance company, as proposed by the Wuchang People’s Government.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

10. Fair value of financial assets and liabilities

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

	As of December 31, 2024
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	79	79
Trade receivable	12,568	12,568
	12,647	12,647

Financial liabilities
Convertible notes payable	12,922	12,922
Trade payable	1,302	1,302
Other payable	387	387
	14,611	14,611

	As of December 31, 2023
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	2,533	2,533
Loans receivable	193,682	193,682
	196,215	196,215

Financial liabilities
Loans payable	161,439	161,439
Convertible notes payable	10,011	10,011
	171,450	171,450

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

11. Loss before income taxes

Expenses by nature:

	Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Depreciation of property, plant and equipment	2,952	2,903	-
Amortization of intangible asset	*-	1	-
Amortization of right-of-use asset	-	-	250
Directors
- salaries and related costs	816	552	1,581
- social benefits contribution	24	-	41
Key management personnel (other than directors)
- salaries and related costs	1,212	1,317	360
- social benefits contribution	-	10	-
Other than directors and key management personnel
- salaries and related costs	689	605	1,404
- social benefits contribution	36	14	23

*Less than RMB1,000

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

12. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. The subsidiaries incorporated in Hong Kong are governed by the Hong Kong Inland Revenue Ordinance and various local income tax laws  Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2022, 2023 and 2024.

The reconciliation between tax expense and accounting profit at applicable PRC tax rates of 25% and Hong Kong tax rate of 16.5% is as follows

	Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss before income taxes	(30,344)	(395,803)	(500,370)
Computed expected income tax expense	(7,586)	(98,951)	(125,550)
Tax effect of non-deductible expenses	7,573	109,650	124,383
Tax effect of tax-exempt entities	(1,503)	(2,580)	2,938
Tax effect of non-taxable income	1,516	(8,119)	-
Income tax expense	-	-	1,711

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

13. Earnings/(loss) per share

Basic and diluted earnings per share are calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 1,003,303,952, 2,109,776,108 and 12,745,069,737 for the years ended December 31, 2022, 2023 and 2024, respectively.

Prior to December 17, 2014, each American Depository Share (“ADS”) represented the right to receive four (4) ordinary shares, par value $0.00005 per share (the “Shares”), from December 18, 2014, the right to receive sixteen (16) Shares, from December 28, 2017, the right to receive forty-eight (48) Shares, from July 25, 2023, the right to receive four hundred and eighty (480) Shares, and from January 10, 2025, the right to receive six thousand (60,000) Shares,.

Computation of basic and diluted loss per share:

	2022 RMB’000	2023 RMB’000	2024 RMB’000
Net loss attributable to the equity holders of the Company - numerator for basic and diluted loss per share	(24,275)	(316,642)	(502,081)
Number of shares in thousands
Weighted average share outstanding - denominator for basic and diluted loss per share	1,003,304	2,109,776	12,745,070
Basic and diluted loss per share	(0.02)	(0.15)	(0.04)

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

14. Cash, cash equivalents and restricted cash

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Cash on hand	41	41
Cash at bank	2,325	38
Restricted cash at bank(1)	167	-
Cash, cash equivalents and restricted cash per consolidated statements of cash flow	2,533	79

_______________

(1) This related to cash deposits in the bank accounts that are frozen by court order as former VIE, Chutian was subject to multiple legal proceedings, administrative proceedings, claims and other litigation as a result of overdue payments to service providers and loans payable to the lenders. There was no restricted cash as of December 31, 2024.

15. Loans receivable, net of credit impairment losses

The total loans receivable are comprised of the following:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Loans receivable at amortized cost	248,350	-
Accrued interest	157,726	-
Gross loans receivable	406,076	-
Less: Credit impairment losses	(212,394)	-
Loans receivable, net of credit impairment losses	193,682	-

The loans receivable were secured, interest at range from 1.25% to 3.30% in 2023 and repayable on demand.

The following table provides the changes in credit impairment losses between the beginning and the end of the annual period:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Credit impairment losses as at January 1	640,290	212,394
Charge to statements of profit or loss and other comprehensive income (loss)	373,647	-
Written off of impairment losses	(801,543)	-
Disposal of discontinued operations and subsidiaries	-	(212,394)
Credit impairment losses as of December 31	212,394	-

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

 15. Loans receivable, net of credit impairment losses - continued

Historically, the Company originates loans to customers located primarily in Wuhan City, Hubei Province. The Company’s headquarters, borrowers and operations are located in Wuhan, People’s Republic of China. As a result of the COVID-19 outbreak which was first reported on December 31, 2019 in Wuhan, People’s Republic of China, the Chinese government imposed a lockdown on the entire Hubei Province, travel restrictions and quarantine, the Company’s borrowers and operations have been significantly disrupted. Together with the overall domestic economy downturn, our customers’ business operations, financial conditions and cash flows were materially adversely affected, which, in turn, materially adversely affected our collection of interest and principal on our loans to customers. In June 2024, the Company divested the microfinance business by selling off VIE and relevant subsidiaries.

16. Trade receivable

The total trade receivable are comprised of the following:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade receivable - Related party	-	1,658
Trade receivable - Non-related party	-	10,910
Trade receivable	-	12,568

The balance represents the amount due from customers for rendering of digital security technology and real estate operation management services in 2024. Trade received from related party see Note 31 of Notes to the Consolidated Financial Statements, Section 8. Revenue achieved from a related parties for detailed disclosure.

17. Prepaid expenses

Prepaid expenses consist of the following:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Related party	2,414	4,690
Non-related party	3,715	7,226
	6,129	11,916

Prepaid expense mainly represents the advance payment to the management and third parties to secure the goods and services that delivered or provided to the Company.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

18. Property, plant and equipment

The Company’s property, plant and equipment consisted of the following:

	Property	Motor vehicle	Office equipment & furniture	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At December 31, 2022 and 2023	48,140	579	1,078	3,923	53,720
Disposal of discontinued operation	(48,140)	(579)	(1,078)	(3,923)	(53,720)
At December 31, 2024	-	-	-	-	-

Accumulated depreciation
At December 31, 2022	9,613	550	913	3,416	14,492
Depreciation	2,286	-	110	507	2,903
At December 31, 2023	11,899	550	1,023	3,923	17,395
Disposal of discontinued operation	(11,899)	(550)	(1,023)	(3,923)	(17,395)
At December 31, 2024	-	-	-	-	-

Carrying amount
At December 31, 2023	36,241	29	55	-	36,325
At December 31, 2024	-	-	-	-	-

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

19. Intangible asset

	Land use right	Acquired computer software	Total
	RMB’000	RMB’000	RMB’000
Cost
At December 31, 2022	-	9	9
Addition	44,843	-	44,843
At December 31, 2023	44,843	9	44,852
Disposal of discontinued business	-	(9)	(9)
Foreign current translation differences	1,259	-	1,259
At December 31, 2024	46,102	-	46,102

Accumulated amotization
At December 31, 2022	-	4	4
Amortization	-	1	1
At December 31, 2023	-	5	5
Disposal of discontinued business	-	(5)	(5)
At December 31, 2024	-	-	-

Carrying amount
At December 31, 2023	44,843	4	44,847
At December 31, 2024	46,102	-	46,102

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

20. Lease

This note provides information for leases where the Company is lease.

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Right-of-use asset
Office building	-	193
Total	-	193

Lease liability
Current	-	330
Total	-	330

The movement in the carrying amount of right-of-use assets during the years indicated is as follows:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Opening carrying amount	-	-
Addition		443
Amortization		(250)
Closing carrying amount		193

The movement in the carrying amount of lease liabilities during the years indicated is as follows:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Opening balance	-	-
Addition	-	443
Lease payments	-	(130)
Accretion of interest	-	17
Closing balance	-	330

Amount recognized in the Statements of Profit or Loss and Other Comprehensive Income (Loss):

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Amortization of right-of-use asset	-	250
Interest expense	-	17

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term	-	0.83 year
Weighted-average discount rate	-	4.75%

The following table summarizes the maturity of lease liability as of December 31, 2024:

12 months ending December 31,
2025	334
Total lease payments	334
Less: imputed interest	(4)
Total lease liability	330

21. Loans payable

Loans payable represent borrowings from various individuals and companies through various securities exchanges and loans from shareholders. The average annual interest rates were approximately 12.7% at December 31, 2023.

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Loans payable to third parties	90,558	-
Loans payable to related parties(1)	50,881	-
Loans payable to shareholders(2)	20,000	-
Total	161,439	-

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

In June 2024, the Company divested the microfinance business by selling off the Chutian and subsidiaries and all the assets and liabilities relating the microfinance business were disposed.

______________

(1) See Note 31 of Notes to the Consolidated Financial Statements, sub-sections 1.1 and 1.2 of Section 1. Loans payable to related parties for detailed disclosure.

(2) See Note 31 of Notes to the Consolidated Financial Statements, sub-sections 2.1 and 2.2 of Section 2. Loans payable to shareholders for detailed disclosure.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

22. Convertible notes payable

	As of December 31,
	2023	2024
	RMB’000	RMB’000

Liability component on initial recognition	7,264	10,011
Issuance of convertible notes	7,269	9,253
Interest accrued	632	839
Notes converted to ADS	(4,202)	(5,797)
Repayment and balance adjustments	(1,169)	(1,702)
Exchange difference	217	318
Total	10,011	12,922

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

On July 15, 2024, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to Streeterville Capital, LLC. The Note has the original principal amount of US$1,123,750 and Investor gave consideration of US$1,000,000, reflecting original issue discount of US$113,750 and Investor’s fee of US$10,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company.

On October 25, 2024, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to Streeterville Capital, LLC. The Note has the original principal amount of US$162,500 and Investor gave consideration of US$150,000, reflecting original issue discount of US$7,500 and Investor’s fee of US$5,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company.

In 2024, shares of the Company’s common stock totaling 2,876,194,080 were issued by the Company to the Investor equaling principal amounted to US$0.8 million, and the Notes balance was RMB12.9 million ($1.8 million).

23. Trade payable

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade payable	-	1,302
Total	-	1,302

It mainly represents the amount due to goods and services providers for digital security technology and real estate operation management business.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

24. Salary and benefit payable

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Salary and benefit payable to employees	11,433	3,764
Consulting expenses payable to a shareholder’s representatives(1)	2,580	-
Total	14,013	3,764

(1) See Note 31 of Notes to the Consolidated Financial Statements, Section 3. Consulting expenses for representatives from a shareholder for detailed disclosure.

25. Income taxes payable

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Income tax payable	32,477	1,711
Total	32,477	1,711

As of December 31, 2023, Chutian had not been paying its corporate income tax of RMB32.5 million to the China State Administration of Taxation since 2018 due to liquidity issue. In June 2024, the Company divested the microfinance business by selling off the Chutian and subsidiaries and all the assets and liabilities relating the microfinance business were disposed.

As of December 31, 2024, income tax payable was provided based on the subsidiaries’ profit from digital security technology and real estate operation management business.

26. Interest payable

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Interest payable to third parties	43,966	-
Interest payable to related parties(1)	26,326	-
Interest payable to shareholders(2)	20,606	-
Total	90,898	-

In June 2024, the Company divested the microfinance business by selling off the Chutian and subsidiaries and all the assets and liabilities relating the microfinance business were disposed.

(1) See Note 31 of Notes to the Consolidated Financial Statements, sub-sections 1.1 and 1.2 of Section 1. Loans payable to related parties for detailed disclosure.

(2) See Note 31 of Notes to the Consolidated Financial Statements, sub-section 2.1 and 2.2 of Section 2 Loans payable to shareholders for detailed disclosure.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

27. Other payable

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Other payable to related party(1)	13,533	387
Accrued expenses	8,685	21,960
Other taxes payable(2)	3,615	433
Total	25,833	22,780

(1) See Note 31 of Notes to the Consolidated Financial Statements, Section 4. Reverse merger expenses and operating expenses payable to a related party, Section 6. Loans receivable novated and debts transferred to a related party, and Section 7. Debts transferred to a related party for detailed disclosure.

(2) Other taxes payable include value-added taxes, urban construction and maintenance taxes, educational surcharge tax, local education surcharge tax, disability insurance tax, property tax and urban land use tax, which are all outstanding to the State Administration of Taxation since 2018.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

28. Share capital and additional paid-in capital

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

(b) Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000
At January 1, 2022	1,002,201	326	383,174	383,500
Shares issued during the year	40,257	14	510	524
At December 31, 2022	1,042,458	340	383,684	384,024
Shares issued during the year	9,702,236	3,470	54,509	57,979
At December 31, 2023	10,744,694	3,810	438,193	442,003
Shares issued during the year	384,000	139	1,596	1,735
Disposal of discontinued operations and subsidiaries	-	-	66,534	66,534
Conversion of convertible notes	2,876,194	1,036	6,004	7,040
At December 31, 2024	14,004,888	4,985	512,327	517,312

_____________

* Less than 1,000.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

29. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2023 and 2024, total statutory reserves were RMB18.7 million and RMB0.3 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

30. General risk reserve

In accordance with the relevant laws and regulations of the PRC, the Company’s variable interest entity is required to maintain a general risk reserve within the equity, through appropriation of profit, which should not be less than 1.5% of the year end balance of its risk assets over the course of five years. As of December 31, 2023 and 2024, total statutory reserves were RMB9.2 million and nil, respectively.

31. Related party transactions

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

The Company divested the microfinance business by disposal 100% interest in VIE in 2024, as of December 31, 2023 and 2024, loans payable were RMB50.0 million ($7.0 million) and nil, and the related interest payable was RMB24.4 million ($3.4 million) and nil, respectively.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

31. Related party transactions - continued

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

The Company divested the microfinance business by disposal 100% interest in VIE in 2024, as of December 31, 2023 and 2024, loans payable were RMB0.9 million ($0.1 million) and nil, and the related interest payable was RMB1.9 million ($0.3 million) and nil, respectively.

2. Loans payable to shareholders

2.1 In June 2017, a loan payable of RMB10.0 million ($1.5 million) was borrowed from Wang Hailin, a shareholder who owned 7.7% of the former VIE, at 10% interest per annum. The interest expenses for this loan were RMB0.5 million ($0.1 million) and RMB1.3 million ($0.2 million) in 2017 and 2018, respectively. According to the loan extension agreement, the loan of RMB10.0 million ($1.5 million) is at interest rate of 15% per annum with additional 9% penalty interest per annum and repayable in February 2019. Subsequent to year end, this loan payable was further extended to repayment date in September 2019, at 15% interest per annum with additional 9% penalty interest. As of December 31, 2022 and 2023, the loan payable and interest payable were overdue.

After the Company divested the microfinance business by disposal 100% interest in VIE in 2024, as of December 31, 2023 and 2024, loans payable were RMB 10.0 million ($1.4 million) and nil, respectively. As of December 31, 2023 and 2024, interest payable was RMB11.4 million ($1.6 million) and nil, respectively.

2.2 In 2019, loans payable of RMB3.0 million ($0.4 million) and RMB10.0 million ($1.4 million) were borrowed from Li Ling, a shareholder who owned 2.5% of the former VIE, at 12% per annum for 29 days and 74 days, respectively. At maturity, loan payable of RMB3.0 million ($0.4 million) and the related interest of RMB29,000 ($4,200) were fully repaid. Loan payable of RMB10.0 million ($1.4 million) was, however, overdue. On August 27, 2019, Li Ling applied to the Wuhan Wuchang People’s Court for pre-litigation property preservation of respondents Chutian and Mr. Wei in connection with a loan contract dispute. Court issued a preservation order that froze the bank deposits of Chutian and Mr. Wei in the amount of RMB12.0 million ($1.7 million), or to seize or attach property in the corresponding value.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

31. Related party transactions - continued

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

The Company divested the microfinance business by disposal 100% interest in VIE in 2024, as a result of the court ruling mentioned above, the interest expense on these loans in 2023 and 2024 was RMB 2.0 million ($0.3 million)  and nil respectively. As of December 31, 2023 and 2024, loan payable was RMB 10.0 million ($1.4 million) and nil, and interest payable was RMB9.2 million ($1.3 million) and nil.

3. Consulting expenses for representatives from a shareholder

Consulting expenses of RMB 0.5 million ($70,000), RMB 0.5 million ($70,000) and nil were incurred for two representatives sent from Hubei Daily, a shareholder who owned 20% of the VIE, for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company divested the microfinance business by disposal 100% interest in VIE in 2024, as of December 31, 2023 and 2024, consulting expenses payable to these representatives were RMB 2.5 million ($0.4 million) and nil, respectively.

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

In 2023 and 2024, no guarantee expense was accrued for Hubei New Nature.

The Company divested the microfinance business by disposal 100% interest in VIE in 2024, as of December 31, 2023 and 2024, payables to Hubei New Nature were RMB 10.5 million ($1.5 million) and nil, respectively.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

31. Related party transactions - continued

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

8. Revenue achieved from a related party for services rendered

In 2024, the Company provided real estate operation management services to a related party which one of the Company’s director is its shareholder. The total contracted amount was RMB1.8 million. As of December 31, 2024, net amount of RMB1.6 million was due from related party.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

32. Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company’s former VIE and related subsidiaries engaged in microfinance business involved in legal proceedings during the past years. On June 12, 2024, the Company sold off the microfinance business by disposal 100% interests in the former VIE and relevant subsidiaries. Subsequently, all assets and liabilities of the former VIE transferred to the party who acquired the VIE and microfinance business during the year.

As of this reporting date, the Company was not involved in any legal proceedings.

33. Subsequent events

 On January 10, 2025, the Board has proposed to the shareholders to approve the change of the name of the Company from "Dunxin Financial Holdings Limited" to "Eason Technology Limited".

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 24, 2025, the date the consolidated financial statements were available to be issued. No other events require adjustment to or disclosure in the consolidated financial statements.

