Form 20-F
period 2025-12-31
Eason Technology Ltd
filed 2026-04-30
CIK 1499494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

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

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Exchange on which registered
Class A Ordinary shares, par value $0.0000005 per share		NYSE American LLC *
American depositary shares, each representing 60,000 class A ordinary shares	DXF	NYSE American LLC

* Not for trading but only in connection with the listing on NYSE American LLC depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 93,677,555,803 Class A ordinary shares, par value $0.00005 per share; 512,232,237 Class B ordinary shares, par value US$0.00005 each.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated, references in this annual report to:

●	“ADRs” refer to the American depositary receipts that evidence our ADSs;

●	“ADSs” refer to our American depositary shares, each ADS representing the right to sixty thousand (60,000) Class A ordinary shares, par value $0.0000005 per share;

●	“CBRC” refers to the China Banking Regulatory Commission;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan, for the purpose of this annual report only;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and a variable interest entity of the Company;

●	“Chutian HK” refers to Chutian Financial Holdings (Hong Kong) Limited, a Hong Kong company;

●	“Chutian Holding” refers to Wuhan Chutian Investment Holding Limited, a PRC company and our wholly foreign owned enterprise with business license No. 91420100MA4KPA0H54;

●	“Eason” refers to Eason Technology Limited (formerly known as Dunxin Financial Holdings Limited), a Cayman Islands exempted company;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“Honest Plus” refers to Honest Plus Investments Limited, a British Virgin Islands company;

●	“HK$” and “HKD” refer to the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong Four Divisions” refers to Hong Kong Four Divisions International Limited, a Hong Kong company;

●	“Hong Kong Three Entities” refers to Hong Kong Three Entities Digital Technology Limited, a Hong Kong company;

●	“Hong Kong Yiyou” refers to Hong Kong YiYou Digital Technology Development Co., Ltd., a Hong Kong company;

●	“IFRS” refers to International Financial Reporting Standards are issued by the International Accounting Standards Board (“IASB”);

●

“Microfinance” refers to regulated private lending market for improving financial services to individuals, small and medium-sized enterprises (“SMEs”), expanding financing channels, making efforts to ease the difficulties in financing faced by SMEs and to encourage the innovation of financial products and services;

●	“MOFCOM” refers to the Ministry of Commerce of People’s Republic of China;

●	“PBOC” refers to the People’s Bank of China;

●	“Perfect Lead” refers to Perfect Lead International Limited, a British Virgin Islands company;

●	“RMB” and “Renminbi” refer to the legal currency of the People’s Republic of China;

●	“SAFE” refers to the State Administration of Foreign Exchange;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“Shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value $0.0000005 per share;

●	“Shenzhen Four Divisions” refers to Shenzhen Four Divisions Global Industrial Management Co., Ltd, a PRC company;

●	“True Silver” refers to True Silver Limited, a British Virgin Islands company;

●	“U.S. dollars,” “US$” and “$” refer to the legal currency of the United States;

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the former operating company of Eason in microfinance business which was disposed in 2024; and

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

Presentation of Our Financial and Operating Data

This annual report includes our audited consolidated statements of profit or loss and other comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025, and consolidated statements of financial position data as of December 31, 2024 and 2025.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to $1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. Unless otherwise noted, all other financial and other data related to the company in this annual report is presented in U.S. dollars. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader.

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

Risks Related to Our Corporate Structure

●

PRC laws and regulations governing our businesses and the validity of certain of the Company’s contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions;

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

In 2017, Wuhan Intermediate People’s Court in Wuhan, where the city Chutian, the VIE in China located, recognized for the first time the validity of a commercial judgment made by an American court in accordance with the principle of reciprocity.

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

We operate our business in the PRC. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 5.0% in 2025. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs in a number of ways, including:

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

In their audit report issued in connection with our financial statements as of and for the year ended December 31, 2025, our independent registered public accounting firm included a going concern explanatory paragraph which stated there was substantial doubt about our ability to continue as a going concern. The Company incurred a net loss of RMB 8.0 million (US$1.1 million) during the year ended December 31, 2025. The Company recorded net negative operating cashflow of RMB4.2 million (US$0.7 million) during the year ended December 31, 2025, and net current liabilities of RMB8.7 million (US$1.2 million) and an accumulated loss of RMB543.5 million (US$77.7 million) as of December 31, 2025.  We have prepared our financial statements on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. Our financial statements do not include any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to liquidate our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our financial statements. If we are unable to continue as a going concern, our stockholders may lose all or a substantial portion or all of their investment.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Such management report was not subject to attestation by our independent registered public accounting firm, as we are a non-accelerated filer. We may fail to maintain effective internal control over financial reporting and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level in the future. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We commenced operations in early 2013 and have a limited operating history. Our revenue was RMB11.2 million (US$1.6 million), RMB12.3 million (US$1.7 million) and RMB8.8 million (US$1.2 million) in 2023, 2024 and 2025, respectively. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the real estate operation management and digital security technology business may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

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

As of December 31, 2025, we had cash balances totaled RMB3.3 million (US$0.5 million), compared to RMB79,000 (US$11,000) as of December 31, 2024.

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

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition

Due to severe financial constraints, we have been unable to pay our employees on regularly scheduled payment dates. Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

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

The trading market for our ADSs is influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and our markets in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our ADSs may decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

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

On May 13, 2024, we entered into share purchase agreement with True Silver, Chutian HK, and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers. Jianneng Holdings Limited agreed to purchase Chutian HK in exchange for nominal cash consideration of US$1. Upon the closing of the transaction, Jianneng Holdings Limited became the sole shareholder of Chutian HK and as a result, assume all assets and liabilities of Chutian, Chutian HK and all subsidiaries owned or controlled by Chutian HK. Upon the transaction closed on June 12, 2024, we divested microfinance lending business.

Separately, we established the headquarters and operate our digital security technology business in Hong Kong. Our technical team is focusing on cutting-edge areas such as digital asset security, intellectual property security, AI computing power, etc., to develop application-level security products with proprietary intellectual property rights. Through this initiative, we aim to expand comprehensive strategic partnerships with financial institutions and smart technology enterprises, building a competitive advantage in the fintech and digital security sectors.

The following is a brief description of each of Eason’s subsidiaries in China as of the date of this report:

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

The following is a brief description of the VIE entities and the VIE Agreements entered into on August 10, 2017, among Chutian Holding, Chutian and certain shareholders of Chutian, through which we seek to control 80% equity interests of Chutian. Historically, through the VIE entities and VIE Agreements, we offered loan facilities to micro sized enterprises, SMEs, sole proprietors and individuals. We used our website and our membership in certain industry associations to promote and to provide information about the Company and our products. After learning about the Company and our products, borrowers approached us to apply for their loans. We provided loans to individuals and companies through our credit teams. In June 2024, we disposed 100% interests in VIE and divested all assets and liabilities of microfinance lending business.

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

Our ADSs were listed on the New York Stock Exchange on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. Our current ratio of our ADS to Class A ordinary shares is 1:60,000. Our ADSs were traded under the symbol “XNY” from November 23, 2010 to March 4, 2018, and on March 5, 2018, our ADSs began trading under the symbol “DXF.”  Effective on January 10, 2025, the Company changed its name to “Eason Technology Limited” and its dual foreign name in Chinese from “敦信金融控股有限公司” to “益生科技集团”.  The trading symbol of the Company’s ADSs and the CUSIP number remain unchanged.

Recent Developments

Closing of January 2025 PIPE

The Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”) on January 8, 2025, pursuant to which the Company agreed to sell 6,000,000,000 Class A ordinary shares, par value $0.00005 per share, at a per share purchase price of $0.00005, for an aggregate purchase price of approximately $0.3 million. On January 14, 2025, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied.

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

Entry into a Material Agreement

On February 16, 2025, the Company entered into a purchase agreement to acquire 100% equity in Hongkong Starlux Intelligent Technology, a blockchain technology company focused on blockchain security and the application of blockchain technology. As of the date of this report, this acquisition has not consummated yet.

 Entry into an Asset Acquisition Agreement

On December 16, 2025, the Company entered into a real estate purchase agreement to acquire a commercial real property located in Hubei, China, for an aggregate purchase price of approximately RMB24.6 million (US$3.5 million) from a certain non-U.S. Person. The Company agreed to issue an aggregate of 63,600,000,000 Class A ordinary shares, par value $0.00005 per share, to acquire the property.

On January 27, 2026, the Company consummated the property acquisition upon the satisfaction of all closing conditions set forth in the purchase agreement.

Entry into a Material Agreement

On December 29, 2025, the Company entered into a securities purchase agreement with certain non-U.S. Persons, The Company agreed to sell up to an aggregate of 300,000 units, each unit consisting of 60,000 Class A ordinary shares, par value $0.00005 per share and one warrant to purchase 60,000 Class A ordinary shares, at the price of $3.00 per unit to the certain investors, for gross proceeds of $900,000. The Company plans to use the net proceeds from this offering for working capital and general corporate purposes.

On January 27, 2026, the transaction contemplated by the securities purchase agreement consummated when all the closing conditions of the agreement have been satisfied.

Capital Reduction and the Share Sub-Division

The Company’s 2025 annual general meeting concluded on March 18, 2026 with the following resolution of capital reduction and the share sub-division being approved. The par value of each authorized and issued share in the capital of the Company was reduced from US$0.00005 per share to US$0.0000005 per share such.

Immediately following the capital reduction and the share sub-division, the authorized share capital of the Company changed to US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each.

NYSE American Compliance Deficiencies

On May 16, 2025, the Company received a notice from NYSE American LLC (“NYSE American” or the Exchange”) stating that it was not in compliance with the continued listing standards set forth in Section 1007 of the NYSE American Company Guide (the “Company Guide”) due to its failure to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2024. Under the applicable rules, the Company was afforded an initial cure period of up to six months to regain compliance, with the possibility of an additional extension. The Company subsequently filed its Form 20-F on September 24, 2025.

On October 14, 2025, the Company received an additional notice from NYSE American indicating that the Company is not in compliance with the continued listing standards of NYSE American. The Company was below compliance with Section 1003(a)(ii) of the Company Guide since it reported stockholders’ equity of RMB 28 million (approximately USD$3.8 million based on an exchange rate of RMB 7.2993 to US$1.00) as of December 31, 2024, and losses from continuing operations and/or net losses in three of its four most recent fiscal years ended December 31, 2024. The Company was also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements. The Company submitted a compliance plan and was given until April 14, 2027 to regain compliance.

On January 2, 2026, the Company received notice from NYSE American that it was not in compliance with the continued listing standards under Section 1007 of the NYSE American Company Guide due to its failure to timely furnish a Form 6-K containing its interim financial information for the period ended June 30, 2025. The required filing was not submitted by the applicable deadline of December 31, 2025, and the Company was afforded a cure period to regain compliance. The Company subsequently filed its Form 6-K containing the interim financial information for the six-months ended June 30, 2025 on March 13, 2026.

On January 16, 2026, the Company received a warning letter from NYSE American indicating that it was not in compliance with Section 401(a) of the NYSE American Company Guide, which requires timely disclosure of material information. The warning letter relates to the Company’s filing of a Form 6-K with the Securities and Exchange Commission on January 9, 2026, disclosing a material purchase of real estate and the execution of an agreement relating to a material sale of the Company’s securities. The Exchange determined that in disclosing material information on January 9, 2026 regarding material transactions entered into on December 16, 2025 and December 29, 2025, the Company failed to comply with Section 401(a) of the Company Guide. While the warning letter did not immediately affect the Company’s listing status, it reflects deficiencies in the Company’s disclosure controls and procedures and may subject the Company to increased regulatory scrutiny.

The following diagram illustrates our current corporate structure as of the date of this report:

Selected Financial Information

Set forth below is selected Consolidated Statements of Operations and cash flows for the fiscal years ended December 31, 2023, 2024 and 2025, and selected balance sheet information as of December 31, 2024 and 2025 showing financial information for Eason, non-VIE subsidiaries and the VIE, eliminating entries and consolidated information (RMB in thousands). In the tables below, the column headings correspond to the following entities in the organizational diagram.

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

●	“VIE” refers to variable interest entity, Hubei Chutian Microfinance Co., Ltd., a PRC company and the operating company of Eason which divested in June 2024;

Consolidated Statements of Operations Information

		Year Ended December 31, 2025
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Revenue	-	8,838	-	-	8,838
Cost of goods sold	-	(3,711)	-	-	(3,711)
Business related taxes and surcharges	-	(49)		-	(49)
Gross profit	-	5,078	-	-	5,078

Interest expenses	(1,393)	(40)	-	-	(1,433)
Total interest expense	(1,393)	(40)	-	-	(1,433)

Operating expenses
Sales and marketing	-	(806)	-	-	(806)
General and administrative	(8,552)	(1,592)	-	-	(10,144)
Total operating expenses	(8,552)	(2,398)	-	-	(10,950)

Net (loss)/income before income tax	(9,945)	2,640	-	-	(7,305)
Income tax expenses	-	(731)	-	-	(731)
Net (loss)/income after income tax	(9,945)	1,909	-	-	(8,036)

		Year Ended December 31, 2024
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Revenue	-	12,315	-	-	12,315
Cost of goods sold	-	(2,744)	-	-	(2,744)
Gross profit	-	9,571	-	-	9,571

Interest income on loans	-	-	-	-	-
Interest expenses on loans	(839)	(17)	-	-	(856)
Net interest loss	(839)	(17)	-	-	(856)

Operating expenses
General and administrative	(10,915)	(638)	-	-	(11,553)
Total operating expenses	(10.915)	(638)	-	-	(11,553)

Loss on disposal of discontinued operations and subsidiaries	(497,532)	-	-	-	(497,523)

Net (loss)/income before income tax	(509,286)	8,916	-	-	(500,370)
Income tax expenses	-	(1,711)	-	-	(1,711)
Net (loss)/income	(509,286)	7,205	-	-	(502,081)

		Year Ended December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Interest income on loans	-	-	11,218	-	11,218
Interest expenses on loans	(632)	(363)	(17,725)	-	(18,720)
Business related taxes and surcharges	-	-	(405)	-	(405)
Total interest expense	(632)	(363)	(18,130)	-	(19,125)
Net interest loss	(632)	(363)	(6,912)	-	(7,907)
Credit impairment losses	-	-	(373,647)	-	(373,647)
Net interest loss after impairment loss	(632)	(363)	(380,559)	-	(381,554)
General and administrative	(9,689)	(79)	(4,481)	-	(14,249)
Total operating costs and expenses	(9,689)	(79)	(4,481)	-	(14,249)
Net loss	(10,321)	(442)	(385,040)	-	(395,803)

Consolidated Balance Sheet Information

		As of December 31, 2025
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	-	-	-	-
Amount due from Non-VIE	58,110	298	-	(58,408)	-
Current assets	69,008	18,348	-	(58,408)	28,948
Amount due to VIE	-	-	-	-	-
Amount due to Non-VIE	(298)	(58,100)	-	58,408	-
Investment in non-VIE subsidiaries	349	9	-	(358)	-
Equity in the VIE through the VIE Agreements	-	-	-	-	-
Assets	69,337	73,663	-	(58,766)	84,254

		As of December 31, 2024
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	-	-	-	-
Amount due from Non-VIE	46,168	331	-	(46,499)	-
Loans receivable, net of credit impairment losses	-	-	-	-	-
Current assets	58,117	12,945	-	(46,499)	24,563
Amount due to VIE	-	-	-	-	-
Amount due to Non-VIE	(331)	(46,168)	-	46,499	-
Investment in non-VIE subsidiaries	365	9	-	(374)	-
Equity in the VIE through the VIE Agreements	-	-	-	-	-
Assets	58,482	59,249	-	(46,873)	70,858

		As of December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Amount due from VIE	-	1,555	-	(1,555)	-
Amount due from Non-VIE	44,871	350	16,297	(61,518)	-
Loans receivable, net of credit impairment losses	-	-	193,682	-	193,682
Current assets	51,862	2,734	209,266	(61,518)	202,344
Amount due to VIE	(15,483)	(813)	-	16,296	-
Amount due to Non-VIE	(350)	(44,872)	(1,555)	46,777	-
Investment in non-VIE subsidiaries	364	-	-	(364)	-
Equity in the VIE through the VIE Agreements	1,091,544	-	-	(1,091,544)	-
Assets	1,143,760	47,586	245,596	(1,153,426)	283,516

Consolidated Cash Flows Information

	Year Ended December 31, 2025
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(1,699)	(1,699)	-	-	(3,398)
Total cash used in investing activities	(1,960)	-	-	-	(1,960)
Total cash generated by financing activities	7,171	-	-	-	7,171
Effect of exchange rate changes	1,447	-	-	-	1,447
Net increase in cash and cash equivalents	4,959	(1,699)	-	-	3,260

	Year Ended December 31, 2024
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(8,929)	(169)	-	-	(9,098)
Total cash generated by financing activities	8,272	-	-	-	8,272
Effect of exchange rate changes	(1,628)	-	-	-	(1,628)
Net decrease in cash and cash equivalents	(2,285)	(169)	-	-	(2,454)

		Year Ended December 31, 2023
		Non-VIE
	Parent	subsidiaries	VIE	Eliminations	Consolidations

Total cash used in operating activities	(11,017)	-	-	-	(11,017)
Total cash generated by financing activities	14,785	-	-	-	14,785
Effect of exchange rate changes	(1,530)	-	-	-	(1,530)
Net increase in cash, cash equivalents and restricted cash	2,238	-	-	-	2,238

Transfer of Cash Through our Organization

For the years ended December 31, 2024 and 2025, we primarily relied on debt/equity funding and the financial supporting from related company. Eason did not make any cash contributions to its subsidiaries and there was no transfer of cash among Eason and its subsidiaries in the year ended December 31, 2025.

Dividends and Other Distributions

Eason is a holding company incorporated in the Cayman Islands and conducts businesses in China through its PRC subsidiaries. We are permitted under PRC laws and regulations to provide funding to our subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements.

Eason may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our ADSs or to service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. The Company’s PRC subsidiary is permitted to pay dividends only out of its retained earnings. However, the Company’s PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of the Company’s PRC subsidiaries’ net assets is prohibited from being distributed to its shareholders as dividends. To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China. In addition, as of the date of this annual report, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this annual report, neither we nor any of our subsidiaries have ever paid dividends or made distributions to U.S. investors. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

We have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers among Eason and its subsidiaries. Cash transferred of less than RMB10.0 million ($1.6 million) must be reported to and reviewed by Eason’s financial department and the PRC subsidiary's chief executive officer, and must be approved by the Chief Financial Officer and Chairman of Eason. Cash transfer in excess of RMB10 million ($1.6 million) must be approved by board of directors of Eason.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other Chinese laws and regulations, our PRC subsidiary may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiary may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

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

Our Business

Real Estate Operation Management and Investment Business

We currently operate in the comprehensive management consulting and advisory services, real estate-related management consulting and mergers and acquisition advisory business  in the PRC, focusing on key industries such as medical and health services, commercial real estate, and emerging consumer sectors. Our professional team manages, operates, and conducts mergers and acquisitions of entrusted or self-owned assets to enhance the profitability of our asset portfolio and achieve stable growth in cash flow.

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

Competitive Advantages

Professional Team

The members of our company’s management and real estate business leadership team come from senior professional backgrounds in real estate investment, healthcare investment funds, investment banking, and related fields. Our technology development team hails from prominent internet companies, blockchain firms, and intelligent technology research areas, possessing experience in network communication security, low-level system development, AI algorithm research, and more.

Accumulated Resources in Mainland China’s Real Estate Market

Our core team members have a deep history of involvement in real estate investment, particularly in healthcare services, commercial real estate, and chain-based consumer enterprises. With the backing of our publicly listed company’s platform, our real estate business unit efficiently expands its asset portfolio through strategic mergers and acquisitions. Additionally, we offer comprehensive operational and management services to real estate investors, enhancing overall value and performance.

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

Real Estate Operation Management and Investment Business

We recognize that mainland China’s commercial and economic activities are in a recovery phase post-pandemic, with the country’s real estate industry facing liquidity challenges amidst a global trend of interest rate hikes, leading to a decline in commercial property prices. As the world’s second-largest economy with a population of over 1.4 billion consumers, China’s economic recovery and rising incomes are expected to drive significant increases in consumption and investment activities. Leveraging our strengths, our company aims to become a key player in real estate operations, management, and long-term investment.

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

Through the integrated operation of these two business lines, we are committed to achieving sustained growth and value creation in the real estate and digital security technology sectors. Our diversified revenue streams and strategic investments provide a stable foundation for the company’s development, fostering ongoing innovation and business expansion.

Employees

As of December 31, 2025, we had 15 full-time employees. We has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees.

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

We had 10, 14 and 15 full-time employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth by function the number of our full-time employees as of December 31, 2025:

Function	As of December 31, 2025
Operations	3
Technical personnel	9
Finance and Administration	3
Total	15

Intellectual Property

As of December 31, 2025, we did not own or have any significant intellectual property rights other than our registered domain name (http://www.fdvsglobal.com). It was registered in November 2020 and will be renewed upon expiration. The Company is not materially dependent on any intellectual property.

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

Customers

Real Estate Operation Management and Investment Business

Shenzhen Four Divisions Global Industrial Operation Co., Ltd., our wholly owned PRC subsidiary, has entered into certain service agreement with Sichuan Chengdu Rusong Internet Hospital LLC, pursuant to which we provide services including the development and maintenance of medical management systems, customer service systems and database modules. The total fee for these services is RMB1,800,000. The service agreement is effective from April 22, 2025 to June 30, 2025.

On November 8, 2024, Shenzhen Four Divisions Global Industrial Operation Co., Ltd., entered into certain consultancy agreement with Shenzhen Leli Technology Co., Ltd., pursuant to which we provide services to build a three-level smart health and wellness information system covering “headquarters - institutions - terminals”. The total fee for these services is RMB 1,230,000. The development of the operations system was from October 15, 2025 to December 30, 2025.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (“SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. On August 1, 2022, the anti-monopoly Law of the People’s Republic of China has been amended to significantly increase the consequences of liability for violations. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State Council. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

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

D. Property, Plants and Equipment

On November 13, 2023, we entered into land use right transfer agreement to acquire the land use right of a parcel of land located in Xinzhou District, Wuhan City, China, with a transaction value of $6.3 million.

On January 14, 2025, the Company entered into real property purchase agreement and acquired a property located in Yunmeng County, Xiaogan City, Hubei, China (the “Property”), with a construction area of 1,487 square meters, with a transaction value of RMB8.5 million (US$1.2 million).

Our principal executive office is located at Room 612, 6/F, KaiYue Comm Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong, People’s Republic of China, which is leased by the Hong Kong Three Entities, on February 1, 2024 and renewed to December 31, 2027 , and has approximately 152 square meters of office space. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

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

Current IAS 12 does not have specific guidance on uncertain tax positions. We measure tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for our PRC subsidiary and the VIE are open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2023, 2024 and 2025 and we do not believe that our unrecognized tax benefits will change over the next twelve months.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2023, 2024 and 2025. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2023 RMB	2024 RMB	2025 RMB	2025 $
	(amount in thousands)

Revenue	-	12,315	8,838	1,233
Cost of revenue	-	(2,744)	(3,711)	(518)
Gross profit	-	9,571	5,127	715
Interest income on loans	11,218	-	-	-
Interest expense
Interest expenses on loans	(18,720)	(856)	(1,433)	(200)
Business related taxes and surcharges	(405)	-	(49)	(7)
Total interest expense	(19,125)	(856)	(1,482)	(207)
Net interest income/(loss)	(7,907)	(856)	(1,482)	(207)
Credit impairment losses	(373,647)	-	-	-
Net interest loss after credit impairment losses	(381,554)	(856)	(1,482)	(207)

Operating expenses
Sales and marketing	-	-	(806)	(112)
General and administrative	(14,249)	(11,553)	(10,144)	(1,415)
Total operating expenses	(14,249)	(11,553)	(10,950)	(1,527)

Loss on disposal of discontinued operations and subsidiaries	-	(497,532)	-	-

Loss before tax	(395,803)	(500,370)	(7,305)	(1,019)
Income tax expense	-	(1,711)	(731)	(102)
Net loss	(395,803)	(502,081)	(8,036)	(1,121)

Loss attributable to:
Equity holders of the Company	(316,642)	(502,081)	(8,036)	(1,121)
Non-controlling interest	(79,161)	-	-	-
Net loss	(395,803)	(502,081)	(8,036)	(1,121)

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

Comparison of results of operations for the years ended December 31, 2025 and 2024

Revenue

The Company achieved revenue of RMB8.8 million ($1.2 million) from digital security technology and real estate operation management business in 2025, it represents the decrease of 28.2% from RMB12.3 million ($1.7 million) in 2024. The decrease mainly attributes to the fact that turndown of the economy caused existing/potential customers had limited budget in 2025 and postpone the related projects to 2026.

Cost of sales

The cost of revenue incurred for real estate operation management and digital security technology business was RMB3.7 million ($0.5 million) in 2025.  Cost of sales mainly consisted of salary and cost paid for third party services. The cost of revenue increased by RMB1.0 ($0.1 million) compared to the amount of RMB2.7 million ($0.4 million) in 2024. The increase was primarily attributable to the fact that cost structure of the projects varied in the two periods and more costs incurred in the current reporting period.

Gross profit

Gross profit from real estate operation management and digital security technology business was RMB5.1 million ($0.7 million) and RMB9.6 million ($1.3 million) in 2025 and 2024 respectively. The decrease of gross profit of RMB4.5 million ($0.6 million) was due to the decrease of revenue and increase of cost of sales.

Interest expenses on loans

Interest expense mainly represents the financial expense from the convertible notes payable and interest rate is 8% annually. Interest expenses increased by RMB580,000 ($80,000) from RMB0.8 million ($0.1 million) in 2024 to RMB1.4 million ($0.2 million) in 2025. The increase was primarily attributable to the new issuance of convertible notes.

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

Credit impairment losses was nil in 2025 and 2024 respectively. It was attributable to the divesture of microfinance business in 2024.

Loss on disposal of discontinued operations and subsidiaries

In June 2024, the Company divested the microfinance business by selling off VIE and subsidiaries to third party in exchange for nominal cash consideration of $1. The Company recorded a loss amounting to RMB497.5 million ($69.2 million) arising from the transaction.

Sales and marketing expenses

The Company recorded selling expense of RMB0.8 million ($0.1 million) from new business in 2025 and no selling expense incurred in 2024. The selling expense was expenses incurred for exploration of new customers and markets, such as travelling and accommodation expenses, etc.

General and administrative expenses

General and administrative expenses decreased by RMB1.4 million ($0.2 million) or 12.2% from RMB11.5 million ($1.6 million) in 2024 to RMB10.1 million ($1.4 million) in 2025. The decrease was primarily attributable to decline of professional services expense incurred.

Income tax expenses

Our income tax expense was RMB1.7 million ($0.2 million) and RMB0.7 million ($0.1 million) in 2024 and 2025. The decrease of income tax expense was due to the decline of revenue and gross profit.

Net loss

As a result of the foregoing, particularly the disposal of microfinance business, our net loss decreased by RMB494.1 million ($68.9 million) from RMB502.1 million ($69.8 million) in 2024 to RMB8.0 million ($1.1 million) in 2025.

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

We had positive cash flows of RMB1.8 million ($0.3 million) for the year ended December 31, 2025, negative cash flows of RMB0.8 million ($0.1 million) and positive cash flows of RMB3.8 million ($0.5 million) for the years ended December 31, 2024 and 2023, respectively. We incurred a net loss of RMB8.0 million ($1.1 million) and RMB 502.1 million ($69.8 million) during the years ended December 31, 2025 and 2024, respectively. The cash balance, net current liabilities and accumulated loss was RMB3.3 million ($0.5 million), RMB8.6 million ($1.2 million) and RMB543.5 million (US$77.7 million) respectively as of December 31, 2025.

We have historically met our cash needs through a combination of cash flows from operating activities, loans payable from third parties raised through various securities exchanges, loans from shareholders and related parties, as well as issuance of convertible notes and shares. The cash requirements are generally for operating activities and repayments of loans from third parties, related parties and shareholders. Ever since, securities exchanges have ceased offering any form of financing to us through their platforms as well as loans receivable were credit-impaired, the Company ran into severe liquidity issue. In the beginning of 2019, the Company began to default on certain loans payable, even though certain loans payable were negotiated for revised repayment terms. With loans receivables continued to be further credit-impaired, all obligations of loans payable were defaulted. The liquidity issue of the Company has further severely affected its ability to pay its taxes, service providers, employees and others. Due to non-payment of its obligations when due, multiple significant legal proceedings were initiated by its shareholders, service providers and others against the VIE which disposed in 2024.

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

The following table sets forth a summary of our borrowings for the periods indicated.

	For the Years Ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	161,439	-	-	-
Effective interest rate	12.7%	-	-
Average duration of borrowings	365 days	-	-

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2024	2025	2025
	RMB	RMB	$

Net cash used in operating activities	(9,098)	(3,398)	(474)
Net cash used in investing activities	-	(1,960)	(273)
Net cash generated by financing activities	8,272	7,171	1,000
Net increase/(decrease) in cash and cash equivalents	(826)	1,813	253
Cash and cash equivalent at beginning of the year	2,533	79	11
Exchange(losses)/gain on cash and cash equivalents	(1,628)	1,447	213
Cash and cash equivalent at end of the year	79	3,339	477

As of December 31, 2025, our cash and cash equivalents amounted to RMB3.3 million ($0.5 million). Our cash and cash equivalents consist of cash on hand and cash deposited in banks.

Cash flow used in operating activities

Our net cash used in operating activities primarily consists of net loss, as adjusted by depreciation of property, plant and equipment, amortization of intangible asset and rights-of-use assets, credit impairment losses, and changes in assets and liabilities, which include accounts receivables, prepaid expenses, accounts payable, salary and benefit payable, business and other taxes payable and other payable.

Our net cash used in operating activities for the year ended December 31, 2025 was RMB3.4 million ($0.5 million), which mainly consisted of (i) loss before tax of RMB7.3 million ($1.0 million) adjusted by share base payment expense of RMB0.8 million ($0.1 million), (ii) increase in trade receivable of RMB4.1 million ($0.6 million).

Our net cash used in operating activities for the year ended December 31, 2024 was RMB9.1 million ($1.3 million), which mainly consisted of (i) net loss of RMB502.1 million ($69.8 million) adjusted by loss from disposal of discontinued operation of RMB497.5 million ($69.2 million), (ii) increase in trade receivable of RMB12.6 million ($1.7 million).

Our net cash used in operating activities for the year ended December 31, 2023 was RMB11.0 million ($1.6 million), which mainly consisted of (i) loss before income tax of RMB395.8 million ($55.8 million) adjusted by credit impairment losses for loans of RMB373.6 million ($52.7 million), (ii) increase in interest payable of RMB18.1 million ($2.6 million) due to non-payment.

Cash flow used in investing activities

Our net cash used in investing activities in 2025 was RMB2.0 million ($0.3 million) which represents equity investment. There was no cash used in investing activities for the year ended December 31, 2023 and 2024.

Net cash generated by financing activities

Our net cash of RMB7.2 million ($1.0 million) generated by financing activities for the year ended December 31, 2025 was mainly due to issuance of convertible notes.

Our net cash of RMB8.3 million ($1.2 million) generated by financing activities for the year ended December 31, 2024 was mainly due to issuance of convertible notes.

Our net cash of RMB14.8 million ($2.1 million) generated by financing activities for the year ended December 31, 2023 was mainly due to issuance of shares and convertible notes.

Capital Resources

We financed primarily through issuance of convertible notes and share in 2024 and 2025.

C. Research and Development

We have not made significant expenditures on research and development in recent years but consider to invest in this aspect for our new business.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any significant trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

On March 14, 2025, Mr. Weidong Xu resigned from his positions as a member of the Board of Directors.

On March 26, 2025, the Board ratified and appointed Mr. Jun Hu, Mr. Stephan Liao and Mr. Halen Fu as independent directors of the Board.

On March 18, 2026, Mr. Yuan Gao resigned from his positions as a member of the Board of Directors. On the same date, Mr. Haitao He was elected by the Company’s shareholders as an independent director of the Board.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o Eason Technology Limited, 27 Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China.

Name	Age	Position
Longwen (Stanley) He	38	Director (Chairman); Chief Executive Officer
Hao Xu	37	Director
Siyuan Xu	33	Independent director
Jun Hu	36	Independent director
Stephan Liao	41	Independent director
Halen Fu	52	Independent director
Haitao He	36	Independent director
Xiang (Johnny) Zhou	50	Chief Financial Officer

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

Siyuan Xu, Independent director. Mr. Xu has served as the president of Xinnuohan Investment Holding Shenzhen Co., Ltd. since August 2022, where he is responsible for the overall management of the company. From May 2020 to September 2024, he was the president of Guangdong Nuohan Non-performing Assets Disposal Co., Ltd., overseeing its daily operations. Before that, he held the position of vice president at Guangdong Nuohan Non-performing Assets Disposal Co., Ltd. from July 2019 to May 2020. Mr. Xu earned a bachelor’s degree in marketing from Guangdong University of Finance in July 2016.

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

Stephan Liao, Independent director Mr. Liao is working as the vice president of the South China Region in iSoftStone Information Technology (Group) Co., Ltd., a company in the software and information technology services industry, responsible for software development and digital technology service team management, key customer service and market expansion, from April 2014 until present. Mr. Liao obtained his bachelor’s degree in computer science and technology from Jiangxi Normal University in 2008.

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

Haitao He, Independent director Mr. He is a pharmaceutical industry professional with 10+ years of experience in marketing, sales channel development, and business operations. He previously served as Marketing Manager at Sichuan Datong Xinhong Pharmaceutical Group, expanding networks across agents, hospitals, and pharmacies. Since 2019, he has been General Manager of Midou Industry (Shanghai) Co., Ltd. Mr. He holds a Bachelor of Science in Pharmacy from Chengdu Medical College in 2013.

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we incurred an aggregate of approximately RMB1.7 million ($0.2 million) in compensation to our executive officers and our directors.

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

As of the date of this annual report, we have granted 1,999,980,000 Class A ordinary shares under the 2025 Plan.

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

C. Board Practices

Board of Directors

Our board of directors currently consists of seven (7) directors, five (5) of whom are independent directors. We maintain a nominating and corporate governance committee and a compensation committee comprised solely of the independent director.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes (a) bankrupt or makes any arrangement or composition with his creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his office by one month’s notice in writing to the Company, (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; and (e) is removed from office pursuant to any provision of our memorandum and articles of association. Our officers are appointed by and serve at the discretion of the Board of Directors.

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

Audit Committee

Our audit committee consists of Hao Xu, Siyuan Xu, Halen Fu and Stephan Liao and is chaired by Hao Xu. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Stephan Liao, Halen Fu and Siyuan Xu and is chaired by Stephan Liao. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Halen Fu, Siyuan Xu and Stephan Liao, and is chaired by Halen Fu. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

For a description of our employees, please refer to “Item 4. Information on the Company - B. Business Overview - Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, based on 194,157,348,040 of our ordinary shares (including 193,645,115,803 Class A ordinary shares, par value $0.0000005 per share and 512,232,237 Class B ordinary shares, par value US$0.0000005 each) outstanding as of the date of this report, by each of our directors and executive officers.

	Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis(1)	% of aggregate voting power(2)
Directors and Executive Officers:
Longwen (Stanley) He	1,991,400,000	—	1,991,400,000	1.0%	0.9%

Hao Xu	1,991,400,000	—	1,991,400,000	1.0%	0.9%

Siyuan Xu	992,400,000	—	992,400,000	0.5%	0.5%

Jun Hu	487,980,000	—	487,980,000	0.3%	0.2%

Stephan Liao	523,800,000	—	523,800,000	0.3%	0.2%

Halen Fu	1,328,400,000	—	1,328,400,000	0.7%	0.6%

Haitao He	1,200,000,000	—	1,200,000,000	0.6%	0.5%

Xiang (Johnny) Zhou	2,057,760,000	—	2,057,760,000	1.1%	0.9%

All directors and executive officers as a group (8 persons)	10,573,140,000	—	10,573,140,000	5.4%	4.7%

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 194,157,348,040 ordinary shares (including 193,645,115,803 Class A ordinary shares and 512,232,237 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(2)

For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class as of the date of this annual report. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 50 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

As of the date of this annual report, we had 193,645,115,803 Class A ordinary shares and 512,232,237 Class B issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our ordinary shares in the United States, holding 136,231,113,328 ordinary shares or 2,270,547 ADSs or approximately 70.4% of our total outstanding Class A ordinary shares.

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

B. Related Party Transactions

We have adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our material related party transactions from the beginning of 2023 up to the date of this annual report.

Revenue achieved from a related party for services rendered

In 2024 and 2025, the Company provided real estate operation management services to a related party, Suqian Mingzhen Enterprise Management Co., Ltd., in which the Company’s director, Mr. Hao Xu, holds an equity interest. The Company recognized service revenue of RMB1.7 million and RMB2.0 million for these services in 2024 and 2025, respectively. As of December 31, 2024 and 2025, the net amounts due from this related party were RMB1.6 million and RMB1.8 million, respectively.

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

Legal and Administrative Proceedings

In June 2024, the Company disposed of its microfinance business, including all associated liabilities and interests in related legal proceedings. As of this reporting date, the Company was not involved in any legal proceedings.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs were listed on the NYSE on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. We have been trading under the symbol “XNY” until we changed to “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, from December 18, 2014, the right to receive sixteen (16) ordinary shares, from December 28, 2017, the right to receive forty-eight (48) ordinary shares, from July 25, 2023, the right to receive four hundred and eighty (480) ordinary shares and from January 10, 2025, the right to receive sixty thousand (60000) Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs were listed on the NYSE on November 23, 2010 and transitioned to the NYSE American on December 28, 2017. We have been trading under the symbol “XNY” until we changed to “DXF” on March 5, 2018. Prior to December 17, 2014, each ADS represented the right to receive four (4) ordinary shares, from December 18, 2014, the right to receive sixteen (16) ordinary shares, from December 28, 2017, the right to receive forty-eight (48) ordinary shares and from July 25, 2023, the right to receive four hundred and eighty (480) ordinary shares, from January 10, 2025, the right to receive sixty thousand (60000) Class A ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our currently-effective amended and restated memorandum and articles of association in Exhibit 1.3.

EXEMPTED COMPANY

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company is not required to open its register of members for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

Shareholders of a Cayman constituent company who dissent from the merger or consolidation have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by one month’s notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of director resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of the Memorandum and Articles of Association

Transactions with Interested Shareholders

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

As of December 31, 2025, there was no defaults, dividend arrearages and delinquencies.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control - Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

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

D. Changes in Internal Control Over Financial Reporting

There were no other changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, filed hereto as Exhibit 11.1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the year ended December 31, 2024 and 2025, respectively.

	Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in Thousands)
Audit fees(1)	1,583	1,211	169
Audit-related fees(2)	223	215	30

(1) “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under category of “Audit-related fees” involve principally general audit-related services for the years ended December 31, 2024 and 2025.

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

ITEM 16G. CORPORATE GOVERNANCE

NYSE American LLC Company Guide and Home Country Practice

We are a foreign private issuer with our ADSs listed on the NYSE American. Section 110 of the Company Guide permits NYSE American to consider the laws, customs and practices of foreign private issuers like us in relaxing certain NYSE American corporate governance requirements, and to grant exemptions from NYSE American corporate governance requirements on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices different from those followed by domestic companies pursuant to NYSE American corporate governance standards is as follows:

●

Independent Directors: U.S. domestic listed companies must have a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide. Under the laws of Cayman Islands, we are not required to have a majority of our directors as independent directors. Of our seven (7) directors, five are independent directors.

●

Audit Committee: U.S. domestic listed companies must have an audit committee of at least three (3) members as required by Section 803(B)(2) of the Company Guide. These requirements differ from the Companies Act. We currently have four (4) members, three of whom are independent directors.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

 Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy on March 26, 2026, a copy of which is attached hereto as Exhibit 11.2.

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

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

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

1.2	Third Amended & Restated Memorandum and Articles of Association of Dunxin Financial Holdings Limited (incorporated herein by reference to Exhibit 99.1 to the Company’s 6-K filed on October 16, 2023).

1.3	Fourth Amended & Restated Memorandum and Articles of Association of Eason Technology Ltd., effective on January 10, 2025.*

1.4	Fifth Amended & Restated Memorandum and Articles of Association of Eason Technology Ltd., effective on March 18, 2026.*

2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Company’s Form F-1/A Registration Statement (File No. 333-170368) filed on November 8, 2010).

2.2

Form of Deposit Agreement, including form of American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the Company’s Form F-6 Registration Statement (File No. 333-170368) filed on November 8, 2010).

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

2.6	Description of Securities.*

4.1	Financial Support Commitment Letter, dated April 21, 2026, from Hao Xu.*

8.1	Principal subsidiaries of Eason Technology Limited.*

11.1	Code of Business Conduct and Ethics of Eason Technology Ltd., adopted on March 26, 2026.*

11.2	Insider Trading Policy of Eason Technology Ltd., adopted on March 26, 2026*

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.*

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Enrome LLP*

97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s Form 20-F filed on May 16, 2024).

101.INS	Inline XBRL Instance Document**

101.SCH	Inline XBRL Taxonomy Extension Schema Document**

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

_________________

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EASON TECHNOLOGY LIMITED

Date: April 30, 2026	By:	/s/ Longwen (Stanley) He
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Eason Technology Limited (formerly known as “Dunxin Financial Holdings Limited)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income/(loss) of Eason Technology Limited and its subsidiaries (the “Company”) for the years ended December 31, 2023, 2024 and 2025, consolidated statement of financial position as of December 31, 2024 and 2025, and changes in shareholders’ equity/(deficit) and cash flows for the years ended December 31, 2023, 2024 and 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2025, and the consolidated results of its operations and its consolidated cash flows for the years ended December 31, 2023, 2024 and 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operation of RMB8.0 million and net cash outflows from operating activities of RMB3.4 million during the year ended December 31, 2025, and as of December 31, 2025, the current liabilities exceeded its current assets of RMB8.7 million. These conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

April 30, 2026

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

			Year ended December 31,
	Notes	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Revenue	10	-	12,315	8,838
Cost of revenue		-	(2,744)	(3,711)
Gross profit		-	9,571	5,127

Interest income on loans		11,218	-	-
Interest expense
Interest expenses on loans		(18,720)	(856)	(1,433)
Business related taxes and surcharges		(405)	-	(49)
Total interest expense		(19,125)	(856)	(1,482)

Net interest income/(expense)		(7,907)	(856)	(1,482)
Credit impairment losses		(373,647)	-	-
Net interest loss after credit impairment losses		(381,554)	(856)	(1,482)

Operating expenses
Sales and marketing		-	-	(806)
General and administrative		(14,249)	(11,553)	(10,144)
Total operating expenses		(14,249)	(11,553)	(10,950)

Loss on disposal of discontinued operations and subsidiaries		-	(497,532)	-

Loss before income tax	11	(395,803)	(500,370)	(7,305)
Income tax expense	12	-	(1,711)	(731)
Net loss		(395,803)	(502,081)	(8,036)
Net loss attributable to:
Equity holders of the Company	13	(316,642)	(502,081)	(8,036)
Non-controlling interests		(79,161)	-	-
Net loss		(395,803)	(502,081)	(8,036)
Other comprehensive loss for the year
Net loss		(395,803)	(502,081)	(8,036)
Total currency translation differences arising from consolidation		(1,489)	47,047	(2,018)
Total comprehensive loss for the year		(397,292)	(455,034)	(10,054)

Total comprehensive loss attributable to:
Equity holders of the Company		(317,834)	(455,034)	(10,054)
Non-controlling interests		(79,458)	-	-
Total comprehensive loss		(397,292)	(455,034)	(10,054)

Basic and diluted earnings per share for the loss attributable to the equity holders of the Company during the year (expressed in RMB per share)	13	(0.15)	(0.04)	(0.0001)
Weighted average number of shares outstanding in the year	13	2,109,776,108	12,745,069,737	75,471,592,326

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2024	2025
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	14	79	3,339
Trade receivable	15	12,568	16,678
Prepaid expenses and other receivable	16	11,916	8,931
Total current assets		24,563	28,948

NON-CURRENT ASSETS
Long term investments	17	-	1,960
Intangible asset	18	46,102	44,168
Non-current downpayment	19	-	8,533
Right-of-use asset	20	193	645
Total non-current assets		46,295	55,306

TOTAL ASSETS		70,858	84,254

LIABILITIES
CURRENT LIABILITIES
Convertible notes payable	21	12,922	5,393
Trade payable	22	1,302	2,422
Salary and benefit payable	23	3,764	4,262
Income taxes payable	24	1,711	2,442
Other payable	25	22,780	22,424
Lease liability	20	330	657
TOTAL LIABILITIES		42,809	37,600

SHAREHOLDERS’ (DEFICIT) /EQUITY
Share capital	26	4,985	34,171
Additional paid-in capital	26	512,327	511,800
Statutory reserve	27	346	565
Currency translation reserve		45,625	43,607
Accumulated losses		(535,234)	(543,489)
TOTAL SHAREHOLDERS’ EQUITY		28,049	46,654

TOTAL EQUITY AND LIABILITIES		70,858	84,254

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

	Share capital	Additional paid-in capital	Statutory reserve	General risk reserve	Currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total Shareholders Equity/(Deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2023	340	383,684	18,706	9,180	(231)	(181,049)	230,630	57,528	288,158
Share issuance	3,470	54,509	-	-	-	-	57,979	-	57,979
Other comprehensive loss for the year - currency translation differences	-	-	-	-	(1,191)	-	(1,191)	(298)	(1,489)
Net loss for the year	-	-	-	-	-	(316,642)	(316,642)	(79,161)	(395,803)
Balance at December 31, 2023	3,810	438,193	18,706	9,180	(1,422)	(497,691)	(29,224)	(21,931)	(51,155)
Share issuance	139	1,596	-	-	-	-	1,735	-	1,735
Disposal of discontinued operations and subsidiaries	-	66,534	(18,706)	(9,180)	-	(32,648)	6,000	21,931	27,931
Conversion of convertible notes	1,036	6,004	-	-	-	-	7,040	-	7,040
Other comprehensive loss for the year - currency translation differences	-	-	-	-	47,047	-	47,047	-	47,047
Net loss for the year	-	-	-	-	-	(4,549)	(4,549)	-	(4,549)
Appropriation to reserve	-	-	346	-	-	(346)	-	-	-
Balance at December 31, 2024	4,985	512,327	346	-	45,625	(535,234)	28,049	-	28,049
Share issuance for share placement, etc.	3,505	41	-	-		-	3,546	-	3,546
Conversion of convertible notes	12,485	3,487	-	-		-	15,972	-	15,972
Share issued for downpayment of property acquisition	13,196	(4,055)	-	-	-	-	9,141	-	9,141
Other comprehensive loss for the year - currency translation differences	-	-	-	-	(2,018)	-	(2,018)	-	(2,018)
Net loss for the year	-	-	-	-	-	(8,036)	(8,036)	-	(8,036)
Appropriation to reserve	-	-	219	-	-	(219)	-	-	-
Balance at December 31, 2025	34,171	511,800	565	-	43,607	(543,489)	46,654	-	46,654

 The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Cash flow from operating activities
Loss before income tax	(395,803)	(500,370)	(7,305)
Adjustments for:
Depreciation of property, plant and equipment	2,903	-	-
Amortization of intangible asset	1	-	-
Amortization of right-of-use asset	-	250	520
Credit impairment losses	373,647	-	-
Share-based payment expenses	-	1,726	758
Loss from disposal of discontinued operations and subsidiaries	-	497,532	-
Operating loss before changes in working capital	(19,252)	(862)	(6,027)
Loans receivable	(11,218)	-	-
Trade receivable	-	(12,568)	(4,110)
Prepaid expenses	(360)	(1,386)	2,985
Trade payable	-	1,302	1,121
Salary and benefit payable	1,834	1,379	498
Interest payable	18,088	-	-
Income tax payable	-	1,711	731
Other payable	(109)	2,996	1,077
Lease liability	-	330	327
Net cash used in operating activities	(11,017)	(9,098)	(3,398)

Cash flow from investing activities
Cash paid for acquisition of investment	-	-	(1,960)
Net cash used in investing activities	-	-	(1,960)

Cash flow from financing activities
Proceeds received from issuance of share	7,792	-	-
Proceeds received from issuance of convertible notes	7,277	8,272	7,171
Repayments of convertible notes	(284)	-	-
Net cash provided by financing activities	14,785	8,272	7,171

Net (decrease)/increase in Cash and cash equivalents	3,768	(826)	1,813
Cash and cash equivalents at beginning of year	295	2,533	79
Exchange gain/(losses) on cash, cash equivalents and restricted cash	(1,530)	(1,628)	1,447
Cash and cash equivalents at end of year	2,533	79	3,339

Supplemental disclosure of non-cash flow:
Operating lease right-of-use asset obtained in exchange for operating lease liabilities	-	443	1,165
Conversion of convertible notes	-	7,040	15,972
Share issuance for share placement, etc	-	1,735	3,546
Share issued for downpayment of property acquisition		-	9,141

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

On January 10, 2025, the Board has proposed to the shareholders to approve the change of the name of the Company from “Dunxin Financial Holdings Limited” to “Eason Technology Limited”.

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

The consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 were authorized for issue by resolution of the board of directors on April 30, 2026.

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1. Organization and principal activities - continued

As of December 31, 2025, the Company’s subsidiaries were as follows:

Subsidiary	Place of incorporation	Particular of issued and fully paid up capital		Company’s effective interest	Held by the Company	Held by a subsidiary	Principal activities
True Silver Limited	British Virgin Islands		$50,000	100%	100%	-	Investment holding

Hong Kong Four Divisions International Limited	Hong Kong	HK$	10,000	100%	-	100%	Real estate management

Hong Kong Three Entities Digital Technology Limited	Hong Kong	HK$	10,000	100%	-	100%	Digital security technology

Hong Kong Yiyou Digital Technology Development Co., Limited.	Hong Kong	HK$	100,000	100%	-	100%	Intellectual property rights management

Shenzhen Four Divisions Global Industrial Operation Co., Ltd.	PRC	US$	1,000,000	100%	-	100%	Real estate management and digital security technology

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Through the above contractual arrangements, Chutian Holding, has obtained 80% of shareholders’ voting interest in the former VIE, has the right to receive all dividends declared and paid by the former VIE and may receive substantially all of the net income of the former VIE through the technical support and service fees as determined by Chutian Holding at its sole discretion. Accordingly, the Company has consolidated the former VIE because the Company believes, through the contractual arrangements, (1) Chutian Holding could direct the activities of the former VIE that most significantly affect its economic performance and (2) Chutian Holding could receive substantially all of the benefits that could be potentially significant to the former VIE.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1. Organization and principal activities - continued

Risks in relation to the VIE structure

The Company believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. The shareholders of the former VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the former VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the former VIE not to pay the service fees when required to do so.

The Company’s ability to control the former VIE also depends on the Voting Proxy Agreement pursuant to which  Chutian Holding has the right to vote on all matters requiring shareholder approval in the former VIE. As noted above, the Company believes the rights granted by the Voting Proxy Agreement is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

☐	revoke the business and operating licenses of the Company’s PRC subsidiaries and affiliates;

☐	discontinue or restrict the Company’s PRC subsidiaries’ and affiliates’ operations;

☐	impose conditions or requirements with which the Company or its PRC subsidiaries and affiliates may not be able to comply; or

☐	require the Company or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the former VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the former VIE. The Company does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Chutian Holding, or the former VIE.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The following financial statements information for the Company’s former VIE was included in the accompanying consolidated financial statements, presented net of intercompany eliminations, as of and for the years ended December 31, 2024 and 2025:

As of December 31,
	2024	2025
	RMB’000	RMB’000
Total current assets	-	-
Total non-current assets	-	-
Total assets	-	-

Total current liabilities	-	-
Total liabilities	-	-

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Interest income on loans	11,218	-	-
Net loss	(385,041)	-	-

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1. Organization and principal activities - continued

Risks in relation to the VIE structure - continued

After the Company disposed the former VIE and related subsidiaries in June 2024, the former VIE contributed an aggregate of nil of the consolidated interest income on loans for the years ended December 31, 2024 and 2025. As of December 31, 2024 and 2025, the former VIE accounted for an aggregate of nil of the consolidated total assets and consolidated total liabilities.

There are no consolidated former VIE’s assets that are collateral for the former VIE’s obligations and can only be used to settle the former VIE’s obligations. There are no creditors (or beneficial interest holders) of the former VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the former VIE.

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

As reported in the accompanying consolidated financial statements, the Company has incurred recurring losses from operation of RMB8.0 million and net cash outflows from operating activities of RMB3.4 million during the year ended December 31, 2025, and as of December 31, 2025, the current liabilities exceeded its current assets of RMB8.7 million. These conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

Management of the Company has evaluated the sufficiency of additional capital resources. Management expects that with future business growth and economies of scale, together with proceeds raised through debt financing and/or third-party equity sufficient to meet its minimal operating expenses. As per the Company’s assessment of operational income and cash flow in 2026 and 2027,  it may also generate positive cash flow to support the Company’s operation as a whole. The Company has also acquired the financial support letter from Mr. Hao Xu, director of the Company, who has expressed the willingness and intention to provide the necessary financial support to the Company. However, there is uncertainty as to whether these plans will be effectively implemented or yield sufficient results.

Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realised other than in the amounts at which they are currently recorded on the consolidated statement of financial position. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.2 Material accounting policies

The material accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New and amended standards adopted by the Company:

(a)	New standards and amendments applicable 1 January 2025

The Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2024. These amendments did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Amendments to IAS 21	The Effects of Changes in Foreign Exchange Rates
Amendments to IFRS 16	Leases regarding sale and leaseback transactions
Annual Improvements to IFRS Standards 2022–2024 Cycle	Disclosure contents such as financial instruments and consolidated financial statements.

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards that have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company are as follows:

Amendments	Effective for annual periods beginning on or after
Amendments to the IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments*	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements**	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures*	January 1, 2027
Amendments to IAS 21. The Effects of Changes in Foreign Exchange Rates: Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency	January 1, 2027

*These new standards and amendments are not expected to have a material impact on the Company’s consolidated financial statements.

**Management is currently assessing the detailed implications of applying this new standard on the Company’s consolidated financial statements.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

2.5 Segments

The Company’s operations are managed as a single, integrated business, and the Chief Executive Officer (“CEO”), identified as the Company’s Chief Operating Decision Maker (“CODM”), reviews consolidated financial results when making decisions about allocating resources and assessing performance. The Company’s business activities are highly interrelated and hence it does not segregate its business by product, service line, geography, or other factors for internal reporting purposes. Accordingly, the Company has identified a single operating and reportable segment in accordance with the requirements of IFRS 8 Operating Segments. As the Company’s operations, long-live assets and customers are based in mainland China, no geographical segment information is presented.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

For the year ended December 31, 2025, the Company derived revenue for rending digital security services and real estate management services.

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Revenue from real estate management services

Revenue from real estate management services represents the provision of comprehensive management consulting and advisory services to the real estate owners, enterprises, and business operators aimed at optimizing asset management, operational strategies, and organizational capabilities. Such services mainly include, but are not limited to real estate-related management consulting, mergers and acquisition advisory, and other business, operational, regulatory, and strategic consulting services provided across various industries. The Company is continuously available to provide services throughout the contract terms that generally less than 3 months and maintains the ability to fulfill service requests as needed. These services represent stand-ready obligations, for which the customer simultaneously receives and consumes the benefits as the Company performs. The Company applies a time-based measure of progress to recognize revenue, as the services are provided evenly over the contract period. Therefore, revenue is recognized on a straight-line basis over the term of the contract, which accurately reflects the transfer of benefits to the customer over time. The Company had the discretion in setting prices and controls the service before the services are transferred to the customer. Overall, the Company is holding primarily responsible for fulfilling scope of services in the contract Therefore, The Company acts as a principal in the transaction and the revenue are recognized on a gross basis.

Before 2024, the Company’s revenue mainly derived from interest of the loan granted through microfinance lending business. In June 2024, the Company divested the microfinance business. There was no interest income from microfinance during the year ended December 31, 2024 and 2025. The revenue policy of microfinance business refers to Note 2.10 Interest.

2.8 Cost of goods sold

Cost of revenues mainly consists of direct labor cost, server cost and others.

2.9 General and administrative expense

General and administrative expenses mainly consist of salaries and benefits of management and administrative personnel, rental and related expenses and other general corporate expenses.

2.10 Interest

Interest (IFRS 9 - 2023, 2024 and 2025)

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.13 Financial assets and financial liabilities (IFRS 9 - 2023, 2024 and 2025 only)

i Initial recognition and measurement

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.13 Financial assets and financial liabilities (IFRS 9 - 2023, 2024 and 2025 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.13 Financial assets and financial liabilities (IFRS 9 - 2023, 2024 and 2025 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.13  Financial assets and financial liabilities (IFRS 9 - 2023, 2024 and 2025 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.13 Financial assets and financial liabilities (IFRS 9 -2023, 2024 and 2025 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.13 Financial assets and financial liabilities (IFRS 9 -2023, 2024 and 2025 only) - continued

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

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.13 Financial assets and financial liabilities (IFRS 9 -2023, 2024 and 2025 only) - continued

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

2.14 Cash, cash equivalents and restricted cash

For the purpose of the consolidated cash flow statements, cash and cash equivalents consist of balances with banks.

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

 2.16 Prepaid expenses

Prepaid expenses represent to advances to the suppliers for providing services to the Company. The suppliers usually require advance payment when the Company orders services and prepaid expenses will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

2.18 Intangible asset

Cost of acquisition of land use rights is capitalised and amortised on a straight-line basis over the remaining useful life of the land use rights with no extension option.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

2.22 Share-based payments

In December 2010, the Company established the 2010 Equity Incentive Plan to help recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, the Company may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 23,200,000. For the years ended December 31, 2019 and 2020, a total of 269,252 and 1,069,615 ordinary shares were issued to certain directors and a key employee as a share-based compensation, respectively. The Company’s board of directors adopted the 2022 Equity Incentive Plan in July, effective as of July 8, 2022, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Equity Incentive Plan, or 2022 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 384,000,000 ordinary shares. The adopted and the shareholders approved the 2025 Equity Incentive Plan (“2025 Plan”), effective on December 13, 2024, to provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2025 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 2,000,000,000 Class A ordinary shares. The share-based compensation for the years ended December 31, 2023, 2024 and 2025 was nil, RMB1.7 million and RMB0.8 million respectively.

The Company recognizes share-based compensation in relation to awards issued under the 2010, 2022 and 2025 Equity Incentive Plan in the Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss) based on the fair value of the equity awards on the date of the grant, and considering any applicable performance criteria and estimated forfeitures, with compensation expense recognized over the period in which the recipient is required to provide service to the Company in exchange for the equity award.

The estimation of share awards that ultimately vest requires judgment, and to the extent actual results differ from estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. The Company will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.

The fair value of share options granted to employees and directors under the 2010, 2022 and 2025 Equity Incentive Plan is determined using option pricing models, which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants are outstanding before they are ultimately exercised.

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

2.23 Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2023, 2024 and 2025, are discussed in Note 10.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

2.24 Value added tax (“VAT”)

Revenue from real estate operation management and digital security services in the PRC are subject to VAT at 6% (output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other receivables or other payables in the Consolidated Statement of Financial Position. Revenues, expenses and assets are recognized net of VAT except:

☐

where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

☐	receivables and payables are stated with VAT included.

2.25 Convertible notes payable

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

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the notes are converted or redeemed.

If the notes are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital as consideration for the shares issued. If the notes are redeemed, the capital reserve is released directly to retained profits.

2.26 Share capital

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

2.27 Statutory reserve

In accordance with the relevant regulations and their articles of subsidiaries of the Company incorporated in PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the statutory reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. The reserve can only be used for the specific purposes and are not transferable to the Company in the forms of loans, advances or cash dividends. For the years ended December 31, 2024 and 2025, RMB0.3 million and RMB0.2 million was appropriated to the statutory reserve by the Company.

2.28 General risk reserve

General risk reserve is referred to as the reserve fund that is created by keeping aside a part of profit earned by the business during the course of an accounting period for fulfilling various business needs like meeting contingencies, offsetting future losses, enhancing the working capital, etc. For the years ended December 31, 2024 and 2025, no appropriations to the general reserve have been made by the Company.

2.29 Earnings/(loss) per shares

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

3. Discontinued operation

Effective from June 12, 2024, the Company disposed of its entire ownership interest in relevant subsidiaries and the VIE, which engaged in the provision of microfinance business, to a third party.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

4. Standards issued but not yet effective

Up to the date of issue of these financial statements, the following standards and interpretations had been issued which are not mandatory for the year ended December 31, 2025 and which have not been adopted in these financial statements. These include the following which may be relevant to the Company.

(a)	New standards and amendments applicable 1 January 2025

The Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2024. These amendments did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Amendments to IAS 21	The Effects of Changes in Foreign Exchange Rates
Amendments to IFRS 16	Leases regarding sale and leaseback transactions
Annual Improvements to IFRS Standards 2022–2024 Cycle	Disclosure contents such as financial instruments and consolidated financial statements.

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards that have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company are as follows:

Amendments	Effective for annual periods beginning on or after
Amendments to the IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments*	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements**	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures*	January 1, 2027
Amendments to IAS 21. The Effects of Changes in Foreign Exchange Rates: Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency	January 1, 2027

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Current IAS 12 does not have specific guidance on uncertain tax positions. The Company measures tax assets and liabilities at the amount expected to be paid, based on enacted or substantively enacted tax legislation. Interest and penalties related to uncertain tax position are recognized and recorded as necessary in the provision for income taxes. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company’s PRC subsidiary is open to examination by tax authorities for the tax years beginning in 2018. There were no uncertain tax positions as of December 31, 2024 and 2025 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

iii. Impairment of intangible assets and right-of-use asset

The Company reviews its intangible assets and right-of-use asset for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the intangible assets and right-of-use asset by comparing the carrying value of the intangible assets and right-of-use asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of intangible assets and right-of-use asset was recognized for the periods presented.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

6. Credit risk

Maximum exposure to credit risk - financial instruments subject to impairment

As of 31 December, 2025, Accounts receivables amounted to $5,689,538, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Group reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Group determines amounts are no longer collectible.

As of 31 December, 2025, financial instruments were mainly accounts receivables amounted to RMB16.7 million whose aging is less than two years, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible.

Concentration of Credit Risk – Accounts Receivables

The Company’s accounts receivables are subject to credit risk concentration with respect to certain customers. As of December 31, 2025, the Company’s top three customers accounted for approximately 15%, 12% and 12% of total trade receivables, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Management believes that the allowance for doubtful accounts is adequate to cover potential credit losses.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

7. Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows which is inherent in lending operations and can be affected by a range of Company-specific and market-wide events.

Liquidity risk management

As of December 31, 2025, the Company did not have funds obtained from banking financial institutions.

As all loans receivable of the Company are credit impaired, the Company is facing significant liquidity issue. Obligations to loans payable, State Taxation Administration, employees and service providers are all over due.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

8. Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates that will affect the Company’s value of its holdings of financial instruments. The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Company’s entities transact business in certain foreign currencies, mainly United State dollars, other than the respective functional currencies of the Company entities, and hence is exposed to foreign currency risks. Since the financial assets and liabilities of the Company entities are short-term in nature, their exposure to foreign currency risk is not significant. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

The following table sets out the carrying amount of assets and liabilities subject to market risk:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Liabilities subject to market risk
Loan payable	-	-
Convertible notes payable	12,922	5,393

There has been no change to the manner in which the Company manages and measures it’s market exposure in the current year.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

	As of December 31, 2025
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash and cash equivalents	3,339	3,339
Trade receivable	16,678	16,678
	20,017	20,017

Financial liabilities
Convertible notes payable	5,393	5,393
Trade payable	2,422	2,422
Salary and benefit payable	4,262	4,262
Other payable	22,424	22,424
	34,501	34,501

	As of December 31, 2024
	Fair value	Carrying Amount
	RMB’000	RMB’000
Financial assets
Cash, cash equivalents and restricted cash	79	79
Trade receivable	12,568	12,568
	12,647	12,647

Financial liabilities
Convertible notes payable	12,922	12,922
Trade payable	1,302	1,302
Salary and benefit payable	3,764	3,764
Other payable	387	387
	18,375	18,375

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

10. Revenue

	Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Real estate operation management and services	-	3,365	5,018
Digital security technology services	-	8,950	3,820
Total	-	12,315	8,838

11. Loss before income taxes

Expenses by nature:

	Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Depreciation of property, plant and equipment	2,903	-	-
Amortization of intangible asset	1	-	-
Amortization of right-of-use asset	-	250	520
Directors
- salaries and related costs	552	1,581	1,308
- social benefits contribution	-	41	-
Key management personnel (other than directors)
- salaries and related costs	1,317	360	360
- social benefits contribution	10	-	-
Other than directors and key management personnel
- salaries and related costs	605	1,404	1,686
- social benefits contribution	14	23	-

During the year ended December 31, 2024 and 2025, the Company incurred the remuneration expenses of RMB1.6 million and 1.3 million respectively, for directors, and RMB0.4 and RMB0.4 million, respectively, for key management personnel.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

12. Income tax expense

The Company is a tax exempted company incorporated in the Cayman Islands. In addition, dividend payments by the Company are not subject to withholding taxes. The subsidiaries incorporated in Hong Kong are governed by the Hong Kong Inland Revenue Ordinance and various local income tax laws  Payments of dividends by Hong Kong companies are not subject to Hong Kong withholding tax. The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Dividends paid by our PRC operating subsidiaries may be subject to withholding taxes of 5%-10%. The Company does not have any deferred tax assets or liabilities as of December 31, 2023, 2024 and 2025.

The reconciliation between tax expense and accounting profit at applicable PRC tax rates of 25% and Hong Kong tax rate of 16.5% is as follows

	Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Loss before income taxes	(395,803)	(500,370)	(7,305)
Computed expected income tax expense	(98,951)	(125,550)	(1,827)
Tax effect of non-deductible expenses	109,650	124,383	-
Tax effect of tax-exempt entities	(2,580)	2,938	2,558
Tax effect of non-taxable income	(8,119)	-	-
Income tax expense	-	1,711	731

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

13. Earnings/(loss) per share

Basic and diluted earnings per share are calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The weighted average ordinary shares outstanding were 2,109,776,108, 12,745,069,737 and  75,471,592,326 for the years ended December 31, 2023, 2024 and 2025 respectively.

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

Computation of basic and diluted loss per share:

	2023 RMB’000	2024 RMB’000	2025 RMB’000
Net loss attributable to the equity holders of the Company - numerator for basic and diluted loss per share	(316,642)	(502,081)	(8,036)
Number of shares in thousands
Weighted average share outstanding - denominator for basic and diluted loss per share	2,109,776	12,745,070	75,471,592
Basic and diluted loss per share	(0.15)	(0.04)	(0.0001)

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

14. Cash and cash equivalents

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Cash on hand	41	41
Cash at bank	38	3,298
Cash and cash equivalents per consolidated statements of cash flow	79	3,339

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

15. Trade receivable

The total trade receivable are comprised of the following:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Trade receivable - Related party	1,658	1,795
Trade receivable - Non-related party	10,910	14,883
Trade receivable	12,568	16,678

The balance represents the amount due from customers for rendering of digital security technology and real estate operation management services in 2025. Trade received from related party see Note 31 of Notes to the Consolidated Financial Statements, Section 8. Revenue achieved from a related parties for detailed disclosure.

16. Prepaid expenses and other receivable

Prepaid expenses consist of the following:

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Prepaid expense due from third party	7,207	7,338
Other receivable amount due from directors	4,709	1,593
	11,916	8,931

Prepaid expense mainly represents the advance payment to secure the goods and services that delivered or provided to the Company.

The company advanced funds to directors to be held as petty cash for the purpose of paying company’s routine operating expenses. The amounts are interest free, unsecured, and are required to be used solely for Company expenditure.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

17. Long term investment

The Company’s long term investment consisted of the following:

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Fund investment in associate	-	1,960
	-	1,960

During the year, the Company invested RMB1.96 million, together with other third parties, to establish a legal entity in China, in which the Company holds a 30% voting right. The investment is accounted for under the equity method. Management assessed that, as of December 31, 2025, the carrying amount approximated the Company’s proportionate share of the net assets of the investee.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

18. Intangible asset

	Land use right	Acquired computer software	Total
	RMB’000	RMB’000	RMB’000
Cost
At December January 1, 2024	44,843	9	44,852
Disposal of discontinued business	-	(9)	(9)
Foreign current translation differences	1,259	-	1,259
At December 31, 2024	46,102	-	46,102
Foreign current translation differences	(1,934)	-	(1,934)
At December 31, 2025	44,168	-	44,168

Accumulated amortization
At December 31, 2023	-	5	5
Disposal of discontinued business	-	(5)	(5)
At December 31, 2024 and 2025	-	-	-

Carrying amount
At December 31, 2024	46,102	-	46,102
At December 31, 2025	44,168	-	44,168

On November 13, 2023, the Company entered into certain land use right transfer agreement to acquire the land use right of a parcel of land located in Wuhan City, China, with a transaction value of USD6.3 million. The Company issued a total of 18,007,046 ordinary shares in exchange of the land use right. The land use right is not being amortized as amortization commences only when the land is available for its intended use. As of December 31, 2025, the land was not yet available for use. Management performed an impairment assessment during the year and determined that the carrying amount of land use right was fully recovered. Accordingly, no impairment loss was required.

19. Non-current downpayment

Non-current downpayment represent an advance settlement made towards the acquisition of a property located in Hubei, China with an appraisal value approximately RMB8.5 million. The consideration for the acquisition was settled through the issuance of 36,000,000,000 ordinary shares at an issue price of $0.00005 per share.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

20. Lease

This note provides information for leases where the Company is lease.

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Right-of-use asset
Office building	193	645
Total	193	645
Lease liability
Current	330	657
Total	330	657

The movement in the carrying amount of right-of-use assets during the years indicated is as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Opening carrying amount	-	193
Addition	443	1,165
Termination of leases		(193)
Amortization	(250)	(520)
Closing carrying amount	193	645

The movement in the carrying amount of lease liabilities during the years indicated is as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Opening balance	-	330
Addition	443	1,165
Lease payments	(130)	(547)
Accretion of interest	17	39
Termination of leases	-	(330)
Closing balance	330	657

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

Amount recognized in the Statements of Profit or Loss and Other Comprehensive Income (Loss):

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Amortization of right-of-use asset	250	520
Interest expense	17	39

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of December 31,
	2024	2025
Weighted-average remaining lease term	0.8 year	1.0 year
Weighted-average discount rate	4.75%	3.95%

The following table summarizes the maturity of lease liability as of December 31, 2025:

12 months ending December 31,
2026
Total lease payments	677
Less: imputed interest	(20)
Total lease liability	657

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

21. Convertible notes payable

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Liability component on initial recognition	10,011	12,922
Issuance of convertible notes	9,253	7,171
Interest accrued	839	1,164
Conversion to ADS	(7,499)	(15,972)
Exchange difference	318	108
Total	12,922	5,393

In July, 2024, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to Streeterville Capital, LLC. The Note has the original principal amount of US$1,123,750 and Investor gave consideration of US$1,000,000, reflecting original issue discount of US$113,750 and Investor’s fee of US$10,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note mature twelve months from July 15, 2024, subject to extension at the holder’s discretion.

In October, 2024, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to Streeterville Capital, LLC. The Note has the original principal amount of US$162,500 and Investor gave consideration of US$150,000, reflecting original issue discount of US$7,500 and Investor’s fee of US$5,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note mature nine months from October 25, 2024, subject to extension at the holder’s discretion.

In January, 2025, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to Streeterville Capital, LLC. The Note has the original principal amount of US$550,000 and Investor gave consideration of US$500,000, reflecting original issue discount and Investor’s fee of US$50,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note mature nine months from January 21, 2025, subject to extension at the holder’s discretion.

In November, 2025, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued an unsecured convertible promissory note to Streeterville Capital, LLC. The Note has the original principal amount of US$1,095,000 and Investor gave consideration of US$1,000,000, reflecting original issue discount and Investor’s fee of US$95,000. The Note bears interest at a rate of 8% per annum compounding daily. All outstanding principal and accrued interest on the Note matures nine months from November 19, 2025, subject to extension at the holder’s discretion.

The holder has the right, at any time after six months from the issuance date until settlement, to convert all or a portion of the outstanding balance into ADS of the Company, subject to the terms and conditions of the agreement. The Company may settle the outstanding balance through repayment in cash or through conversion in accordance with the contractual provisions.

In 2025, shares of the Company’s common stock totaling 34,564,920,000 were issued by the Company to the Investor equaling principal amounted to US$2.6 million, and the Notes balance was RMB5.4 million ($0.7 million).

22. Trade payable

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Trade payable	1,302	2,422
Total	1,302	2,422

It mainly represents the amount due to goods and services providers for digital security technology and real estate operation management business.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

23. Salary and benefit payable

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Salary and benefit payable to employees	3,764	4,262
Total	3,764	4,262

24. Income taxes payable

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Income tax payable	1,711	2,442
Total	1,711	2,442

As of December 31, 2024 and 2025, income tax payable was provided based on the subsidiaries’ profit from digital security technology and real estate operation management business.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

25. Other payable

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Accrued expenses	5,913	5,817
Amount due to former VIE	16,047	15,374
Amount due to director	387	355
Other taxes payable	433	878
Total	22,780	22,424

Amount due to former VIE represents the amount due to Chutian which the Company disposed in June 2024. The balance was interest free and no fixed repayment schedule in accordance with the disposal agreement. The repayment plan shall be determined through friendly negotiation between both parties.

Amount due to director the expenses paid on behalf by the director for the company. The amount is interest free, unsecured and repayment on demand.

Other taxes payable include value-added taxes, urban construction and maintenance taxes, educational surcharge tax, local education surcharge tax, ect.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

26. Share capital and additional paid-in capital

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

(b) Issued share capital and additional paid-in capital

	Number of shares	Ordinary shares	Additional paid-in capital	Total
	(thousands)	RMB’000	RMB’000	RMB’000

At January 1, 2023	1,042,458	340	383,684	384,024
Shares issued during the year	9,702,236	3,470	54,509	57,979
At December 31, 2023	10,744,694	3,810	438,193	442,003
Shares issued during the year	384,000	139	1,596	1,735
Disposal of discontinued operations and subsidiaries	-	-	66,534	66,534
Conversion of convertible notes	2,876,194	1,036	6,004	7,040
At December 31, 2024	14,004,888	4,985	512,327	517,312
Shares issued for share placement, etc.*	9,619,980	3,505	41	3,546
Share issued for downpayment of property acquisition	36,000,000	13,196	(4,055)	9,141
Conversion of convertible notes	34,564,920	12,485	3,487	15,972
At December 31, 2025	94,189,788	34,171	511,800	545,971

* Share issued during the year included: i. the equity financing transaction, ii. issuance of incentive share, iii. issuance to third party for their services provided and compensated for their expense incurred.

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

27. Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available for dividend distribution to equity owners. As of December 31, 2024 and 2025, total statutory reserves were RMB0.3 million and RMB0.6 million, respectively, which did not reach 50% of the variable interest entity’s registered capital.

28. Related party transactions

Revenue achieved from a related party for services rendered

In 2024 and 2025, the Company provided real estate operation management services to a related party, Suqian Mingzhen Enterprise Management Co., Ltd., in which the Company’s director, Mr. Hao Xu, holds an equity interest. The Company recognized service revenue of RMB1.7 million and RMB2.0 million for these services in 2024 and 2025, respectively. As of December 31, 2024 and 2025, the net amounts due from this related party were RMB1.6 million and RMB1.8 million, respectively..

EASON TECHNOLOGY LIMITED (F.K.A. DUNXIN FINANCIAL HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

29. Commitments and contingencies

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

30. Subsequent events

Entry into a Material Agreement

On February 16, 2025, the Company entered into a purchase agreement to acquire 100% equity in Hongkong Starlux Intelligent Technology, a blockchain technology company focused on blockchain security and the application of blockchain technology. As of the date of this report, this acquisition has not consummated yet.

Entry into an Asset Acquisition Agreement

On December 16, 2025, the Company entered into a real estate purchase agreement to acquire a commercial real property located in Hubei, China, for an aggregate purchase price of approximately RMB24.6 million (US$3.5 million) from a certain non-U.S. Person. The Company agreed to issue an aggregate of 63,600,000,000 Class A ordinary shares, par value $0.00005 per share, to acquire the property.

On January 27, 2026, the Company consummated the property acquisition upon the satisfaction of all closing conditions set forth in the purchase agreement.

Entry into Material Agreement

On December 29, 2025, the Company entered into a securities purchase agreement with certain non-U.S. Persons, The Company agreed to sell up to an aggregate of 300,000 units, each unit consisting of 60,000 Shares and one warrant to purchase 60,000 Shares, at the price of $3.00 per unit to the Investors, for gross proceeds of $900,000. The Company plans to use the net proceeds from this Offering for working capital and general corporate purposes.

On January 27, 2026, the transaction contemplated by the securities purchase agreement consummated when all the closing conditions of the agreement have been satisfied and the Company issued the Shares to the investor pursuant to the agreement.

Capital Reduction and the Share Sub-Division

The Company’s 2025 annual general meeting was held on March 18, 2026 and resolution of Capital Reduction and the Share Sub-Division was approved. The par value of each authorized and issued share in the capital of the Company be reduced from US$0.00005 per share to US$0.0000005 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000495 on each of the then issued shares of the Company.

Immediately following the capital reduction and the share sub-division, the authorized share capital of the Company changed from US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each to US$400,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.0000005 each (the “New Class A Ordinary Shares”), and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.0000005 each (the “New Class B Ordinary Shares”) by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 174,077,555,803 New Class A Ordinary Shares and 512,232,237 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued.

NYSE American Compliance Deficiencies

On October 14, 2025, the Company received an additional notice from NYSE American indicating that the Company is not in compliance with the continued listing standards of NYSE American. The Company was below compliance with Section 1003(a)(ii) of the Company Guide since it reported stockholders’ equity of RMB 28 million (approximately USD$3.8 million based on an exchange rate of RMB 7.2993 to US$1.00) as of December 31, 2024, and losses from continuing operations and/or net losses in three of its four most recent fiscal years ended December 31, 2024. The Company was also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements. The Company submitted a compliance plan and was given until April 14, 2027 to regain compliance.

On January 2, 2026, the Company received notice from NYSE American that it was not in compliance with the continued listing standards under Section 1007 of the NYSE American Company Guide due to its failure to timely furnish a Form 6-K containing its interim financial information for the period ended June 30, 2025. The required filing was not submitted by the applicable deadline of December 31, 2025, and the Company was afforded a cure period to regain compliance. The Company subsequently filed its Form 6-K containing the interim financial information for the six-months ended June 30, 2025 on March 13, 2026.

On January 16, 2026, the Company received a warning letter from NYSE American indicating that it was not in compliance with Section 401(a) of the NYSE American Company Guide, which requires timely disclosure of material information. The warning letter relates to the Company’s filing of a Form 6-K with the Securities and Exchange Commission on January 9, 2026, disclosing a material purchase of real estate and the execution of an agreement relating to a material sale of the Company’s securities. The Exchange determined that in disclosing material information on January 9, 2026 regarding material transactions entered into on December 16, 2025 and December 29, 2025, the Company failed to comply with Section 401(a) of the Company Guide. While the warning letter did not immediately affect the Company’s listing status, it reflects deficiencies in the Company’s disclosure controls and procedures and may subject the Company to increased regulatory scrutiny.

F-65